Telefónica S.A.


Telefónica

Individual Annual Report 2022



This version of our report is a free translation of the original, which was prepared in Spanish. All possible care has been taken to ensure that the translation is an accurate representation of the original. However, in all matters of interpretation of information, views or opinions, the original language version of our report takes precedence over this translation.

Independent auditor's report on the annual accounts

To the shareholders of Telefónica, S.A.:

Report on the annual accounts

Opinion

We have audited the annual accounts of Telefónica, S.A (the Company), which comprise the balance sheet as at 31 December 2022, and the income statement, statement of changes in equity, cash flow statement and related notes for the year then ended.

In our opinion, the accompanying annual accounts present fairly, in all material respects, the equity and financial position of the Company as at 31 December 2022, as well as its financial performance and cash flows for the year then ended, in accordance with the applicable financial reporting framework (as identified in note 2.a of the notes to the annual accounts), and in particular, with the accounting principles and criteria included therein.

Basis for opinion

We conducted our audit in accordance with legislation governing the audit practice in Spain. Our responsibilities under those standards are further described in the *Auditor's responsibilities for the audit of the annual accounts* section of our report.

We are independent of the Company in accordance with the ethical requirements, including those relating to independence, that are relevant to our audit of the annual accounts in Spain, in accordance with legislation governing the audit practice. In this regard, we have not rendered services other than those relating to the audit of the accounts, and situations or circumstances have not arisen that, in accordance with the provisions of the aforementioned legislation, have affected our necessary independence such that it has been compromised.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the annual accounts of the current period. These matters were addressed in the context of our audit of the annual accounts as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

PricewaterhouseCoopers Auditores, S.L., Torre PwC, Pº de la Castellana 259 B, 28046 Madrid, España
Tel.: +34 915 684 400 / +34 902 021 111, Fax: +34 915 685 400, www.pwc.es

R. M. Madrid, hoja 87.250-1, folio 75, tomo 9.267, libro 8.054, sección 3ª
Inscrita en el R.O.A.C. con el número S0242 - CIF: B-79 031290



Key audit matters	How our audit addressed the key audit matters

Measurement of non-current investments in Group companies and associates

A relevant part of Telefónica, S.A.'s assets consist of equity investments in Group companies and associates. As described in note 8, non-current investments in Group companies and associates (equity instruments) amount to €55,445 million at 31 December 2022.

To assess if there is an impairment in the investments in Group companies and associates, management conducts an impairment test at least annually or more frequently if events or circumstances indicate the carrying value may not be fully recoverable. Management calculates the recoverable amount at the lower of the fair value less costs to sell and the value in use to which the investment relates.

As described in notes 4.c) and 8.2, when the recoverable amount is determined by calculating the present value of projected cash flows from the investments, management refers to the strategic plans approved by the Board of Directors covering a three-year period including the closing year.

Management´s cash flows projections involved significant judgements when considering significant assumptions such as revenue growth, long-term OIBDA margin, long-term capital expenditure ratio, discount rates and perpetuity growth rates which would be significantly affected by the future trends in the economic, competitive, regulatory and technological environment in each of the countries.

As described in note 8.2, a net write down of impairment provision of €1,590 million has been recognised in the income statement for the year.

We identify this as a key audit matter due to the significant judgements made by management when estimating the significant assumptions that supports the recoverable amount of the investments in Group companies and associates which in turn led to a high degree of auditor judgement and audit effort in evaluating these assumptions.

We have performed audit procedures on the process followed by the directors and management to determine the recoverable amount, fair value less cost to sell or value in use of investments in Group companies and associates, including:

- Understanding of the control environment, assessment and testing of the relevant controls over the Company´s process for calculating the present value of future cash flows from investments in Group companies and associates.
- Verification of the consistency of the data used in the calculation of the actual value with respect to the strategic plans approved by the Board of Directors.
- Evaluation of the cash flow discount model used, for which we have had the collaboration of our valuation experts.
- Analysis of the degree of budget achievement, with respect to the strategic plan approved in the previous year, as well as historical achievement.
- Assessment of the significant assumptions employed to determine the recoverable amount, testing reasonableness and consistency with available external information. We have had the collaboration of our valuation experts in evaluating the discount rates and perpetual growth rates considered by management.
- Evaluation of the adequacy of the disclosures included in the annual accounts in accordance with the applicable accounting standards.

Based on the procedures performed, we consider management's assessment to be reasonable and its conclusions on the value of investments in Group companies and associates are consistent with the information contained in the accompanying annual accounts.



Other information: Management report

Other information comprises only the management report for the 2022 financial year, the formulation of which is the responsibility of the Company's directors and does not form an integral part of the annual accounts.

Our audit opinion on the annual accounts does not cover the management report. Our responsibility regarding the management report, in accordance with legislation governing the audit practice, is to:

a) Verify only that the certain information included in the Annual Corporate Governance Report and the Annual Report on Remuneration of the Directors, as referred to in the Auditing Act, has been provided in the manner required by applicable legislation and, if not, we are obliged to disclose that fact.

b) Evaluate and report on the consistency between the rest of the information included in the management report and the annual accounts as a result of our knowledge of the Company obtained during the audit of the aforementioned financial statements, as well as to evaluate and report on whether the content and presentation of this part of the management report is in accordance with applicable regulations. If, based on the work we have performed, we conclude that material misstatements exist, we are required to report that fact.

On the basis of the work performed, as described above, we have verified that the information mentioned in section a) above has been provided in the manner required by applicable legislation and that the rest of the information contained in the management report is consistent with that contained in the annual accounts for the 2022 financial year, and its content and presentation are in accordance with applicable regulations.

Responsibility of the directors and the audit and control committee for the annual accounts

The directors are responsible for the preparation of the accompanying annual accounts, such that they fairly present the equity, financial position and financial performance of the Company, in accordance with the financial reporting framework applicable to the entity in Spain, and for such internal control as the aforementioned directors determine is necessary to enable the preparation of annual accounts that are free from material misstatement, whether due to fraud or error.

In preparing the annual accounts, the directors are responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

The audit commission is responsible for overseeing the process of preparation and presentation of the annual accounts.

Auditor's responsibilities for the audit of the annual accounts

Our objectives are to obtain reasonable assurance about whether the annual accounts as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion.

Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with legislation governing the audit practice in Spain will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these annual accounts.



As part of an audit in accordance with legislation governing the audit practice in Spain, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the annual accounts, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control.

- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the directors.

- Conclude on the appropriateness of the directors' use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the annual accounts or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.

- Evaluate the overall presentation, structure and content of the annual accounts, including the disclosures, and whether the annual accounts represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with the entity's audit and control committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the entity's audit commission with a statement that we have complied with relevant ethical requirements, including those relating to independence, and we communicate with the aforementioned those matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with the entity's audit commission, we determine those matters that were of most significance in the audit of the annual accounts of the current period and are therefore the key audit matters.

We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter.

Report on other legal and regulatory requirements

European single electronic format

We have examined the digital file of the European single electronic format (ESEF) of Telefónica, S.A. for the 2022 financial year that comprises an XHTML file of the annual accounts for the financial year, which will form part of the annual financial report.





The directors of Telefónica, S.A. are responsible for presenting the annual financial report for financial year in accordance with the formatting requirements established in the Delegated Regulation (EU) 2019/815 of 17 December 2018 of the European Commission (hereinafter the ESEF Regulation). In this regard, the Annual Corporate Governance Report and the Annual Report on Directors' Remuneration have been incorporated by reference in the management report.

Our responsibility is to examine the digital file prepared by the Company's directors, in accordance with legislation governing the audit practice in Spain. This legislation requires that we plan and execute our audit procedures in order to verify whether the content of the annual accounts included in the aforementioned file completely agrees with that of the annual accounts that we have audited, and whether the format of these accounts has been affected, in all material respects, in accordance with the requirements established in the ESEF Regulation.

In our opinion, the digital file examined completely agrees with the audited annual accounts, and these are presented, in all material respects, in accordance with the requirements established in the ESEF Regulation.

Report to the audit and control committee

The opinion expressed in this report is consistent with the content of our additional report to the audit commission of the Company dated 21 February 2023.

Appointment period

The General Ordinary Shareholders' Meeting held on 8 April of 2022 appointed us as auditors for a period of one year, for the year ended 31 December 2022.

Previously, we were appointed by resolution of the General Ordinary Shareholders' Meeting for a period of three years and we have audited the accounts continuously since the year ended 31 December 2017.

Services provided

Services provided to the audited entity for services other than the audit of the accounts are disclosed in note 20.g) to the annual accounts.

PricewaterhouseCoopers Auditores, S.L. (S0242)

Vanesa González Prieto (21500)

23 de febrero de 2023

Telefónica S.A.


Telefónica

Annual financial statements and management report

for the year ended

2022

Index

Telefónica, S.A.
Balance sheet at December 31

Millions of euros			
ASSETS	**Notes**	**2022**	**2021**
NON-CURRENT ASSETS		**59,929**	**60,476**
Intangible assets	**5**	**13**	**21**
Software		7	7
Other intangible assets		6	14
Property, plant and equipment	**6**	**131**	**136**
Land and buildings		77	85
Plant and other property, plant and equipment items		50	49
Property, plant and equipment under construction and prepayments		4	2
Investment property	**7**	**309**	**314**
Land		100	100
Buildings		209	214
Non-current investments in Group companies and associates	**8**	**55,705**	**55,067**
Equity instruments		55,445	54,929
Loans to Group companies and associates		245	131
Other financial assets		15	7
Financial investments	**9**	**3,288**	**3,890**
Equity instruments	9	358	348
Derivatives	16	2,555	2,675
Other financial assets	9	375	867
Deferred tax assets	**17**	**423**	**1,009**
Non current account receivables and other		**60**	**39**
CURRENT ASSETS		**8,813**	**11,399**
Trade and other receivables	**10**	**474**	**333**
Current investments in Group companies and associates	**8**	**1,530**	**3,698**
Loans to Group companies and associates		1,470	3,641
Derivatives	16	5	9
Other financial assets		55	48
Investments	**9**	**1,814**	**1,550**
Loans to companies		26	53
Derivatives	16	614	751
Other financial assets		1,174	746
Current deferred expenses		**6**	**11**
Cash and cash equivalents		**4,989**	**5,807**
TOTAL ASSETS		**68,742**	**71,875**

The accompanying Notes 1 to 23 and Appendices I and II are an integral part of these balance sheets.

Millions of euros			
EQUITY AND LIABILITIES	**Notes**	**2022**	**2021**
EQUITY		20,325	22,754
CAPITAL AND RESERVES		19,793	22,713
Share capital	11	**5,775**	**5,779**
Share premium	11	**3,825**	**4,233**
Reserves	11	**11,414**	**13,041**
Legal & Statutory		1,113	1,096
Other reserves		10,301	11,945
Treasury shares and own equity instruments	11	**(341)**	**(546)**
Profit (Loss) for the year	3	**(880)**	**206**
UNREALIZED GAINS (LOSSES) RESERVE	11	532	41
Financial assets at fair value with changes though equity		(14)	(52)
Hedging instruments		546	93
NON-CURRENT LIABILITIES		37,659	38,740
Non-current provisions	18	**601**	**660**
Non-current borrowings	12	**3,438**	**2,818**
Bank borrowings	14	372	415
Derivatives	16	1,908	1,824
Other debts		1,158	579
Non-current borrowings from Group companies and associates	15	**33,405**	**35,141**
Deferred tax liabilities	17	**189**	**91**
Long term deferred revenues		**26**	**30**
CURRENT LIABILITIES		10,758	10,381
Current provisions	18	**28**	**30**
Current borrowings	12	**458**	**1,782**
Bonds and other marketable debt securities	13	—	30
Bank borrowings	14	181	1,416
Derivatives	16	276	336
Other financial liabilities	14	1	—
Current borrowings from Group companies and associates	15	**9,950**	**8,364**
Trade and other payables	18	**301**	**191**
Current deferred revenues		**21**	**14**
TOTAL EQUITY AND LIABILITIES		**68,742**	**71,875**

The accompanying Notes 1 to 23 and Appendices I and II are an integral part of these balance sheets.

Telefónica, S.A.
Income statements for the years ended December 31

Millions of euros	Notes	2022	2021
Revenue	19	**1,949**	**6,426**
Rendering of services to Group companies and associates		463	432
Rendering of services to non-group companies		21	15
Dividends from Group companies and associates		1,450	5,943
Interest income on loans to Group companies and associates		15	36
Impairment and gains (losses) on disposal of financial instruments	8	**(1,590)**	**(4,411)**
Impairment losses and other losses		(1,590)	(4,574)
Gains (losses) on disposal and other gains and losses		—	163
Other operating income	19	**46**	**55**
Non-core and other current operating revenue - Group companies and associates		36	36
Non-core and other current operating revenue - non-group companies		10	19
Employees benefits expense	19	**(196)**	**(212)**
Wages, salaries and others		(163)	(180)
Social security costs		(33)	(32)
Other operational expense		**(313)**	**(417)**
External services - Group companies and associates	19	(92)	(97)
External services - non-group companies	19	(213)	(292)
Taxes other than income tax		(8)	(28)
Depreciation and amortization	5, 6 and 7	**(28)**	**(27)**
Gains (losses) on disposal of fixed assets		**(8)**	**—**
OPERATING PROFIT (LOSS)		**(140)**	**1,414**
Finance revenue	19	**1,429**	**423**
Finance costs	19	**(2,650)**	**(1,544)**
Change in fair value of financial instruments		**1**	**(50)**
Net result on financial assets at fair value with changes through equity	9 and 11	1	(50)
Exchange rate gains (losses)	19	**(181)**	**5**
NET FINANCIAL EXPENSE		**(1,401)**	**(1,166)**
PROFIT (LOSS) BEFORE TAX	21	**(1,541)**	**248**
Income tax	17	**661**	**(42)**
PROFIT (LOSS) FOR THE YEAR		**(880)**	**206**

The accompanying Notes 1 to 23 and Appendices I and II are an integral part of these income statements

Telefónica, S.A.
Statements of changes in equity for the years ended December 31

A) Statement of recognized income and expense

Millions of euros	Notes	2022	2021
Profit (Loss) for the period		**(880)**	**206**
Total income and expense recognized directly in equity	**11**	**888**	**1,218**
From valuation of financial assets at fair value with impact in equity		37	122
From cash flow hedges		1,135	1,461
Income tax impact		(284)	(365)
Total amounts transferred to income statement	**11**	**(397)**	**(562)**
From valuation of financial assets at fair value with changes through equity		1	(50)
From cash flow hedges		(531)	(683)
Income tax impact		133	171
TOTAL RECOGNIZED INCOME AND EXPENSE		**(389)**	**862**

The accompanying Notes 1 to 23 and Appendices I and II are an integral part of these statements of changes in equity.

B) Statements of total changes in equity for the years ended December 31

Millions of euros	Share capital	Share premium and Reserves	Treasury shares	Profit (Loss) for the year	Net unrealized gains (losses) reserve	Total
Balance at December 31, 2020	**5,526**	**20,198**	**(476)**	**(1,685)**	**(615)**	**22,948**
Total recognized income and expense	—	—	—	206	656	862
Transactions with shareholders and owners	253	(1,239)	(70)	—	—	(1,056)
Capital decreases (Note 11)	(83)	(305)	388	—	—	—
Dividend distributions (Note 11)	336	(935)	—	—	—	(599)
Other transactions with shareholders and owners	—	1	(458)	—	—	(457)
Appropriation of prior year profit (loss)	—	(1,685)	—	1,685	—	—
Balance at December 31, 2021	**5,779**	**17,274**	**(546)**	**206**	**41**	**22,754**
Total recognized income and expense	—	—	—	(880)	491	(389)
Transactions with shareholders and owners	(4)	(1,575)	205	—	—	(1,374)
Capital decreases (Note 11)	(139)	(409)	548	—	—	—
Dividend distributions (Note 11)	135	(1,202)	—	—	—	(1,067)
Other transactions with shareholders and owners (Nota 11)	—	36	(343)	—	—	(307)
Other movements (Note 11)	—	(666)	—	—	—	(666)
Appropriation of prior year profit (loss)	—	206	—	(206)	—	—
Balance at December 31, 2022	**5,775**	**15,239**	**(341)**	**(880)**	**532**	**20,325**

The accompanying Notes 1 to 23 and Appendices I and II are an integral part of these statements of changes in equity.

Telefónica, S.A.
Cash flow statements for the years ended December 31

Millions of euros	Notes	2022	2021
A) CASH FLOWS FROM OPERATING ACTIVITIES		**4,194**	**11,148**
Profit (Loss) before tax		**(1,541)**	**248**
Adjustments to net results:		**1,526**	**(331)**
Depreciation and amortization	5, 6 and 7	28	27
Impairment of investments in Group companies and associates	8	1,590	4,574
Change in long term provisions		(36)	44
Gains on the sale of financial assets	8	—	(163)
Losses on disposal of fixed and intangible assets		8	—
Dividends from Group companies and associates	19	(1,450)	(5,943)
Interest income on loans to Group companies and associates	19	(15)	(36)
Net financial expense		1,401	1,166
Change in working capital		**(68)**	**(26)**
Trade and other receivables		43	7
Other current assets		(4)	(28)
Trade and other payables		(107)	(5)
Other cash flows from operating activities	**21**	**4,277**	**11,257**
Net interest paid		(1,062)	(1,431)
Dividends received and other		3,777	12,520
Income tax receipts		1,562	168
B) CASH FLOWS (USED IN) / FROM INVESTING ACTIVITIES	**21**	**(2,769)**	**865**
Payments on investments		(6,290)	(12,410)
Proceeds from disposals		3,521	13,275
C) CASH FLOWS USED IN FINANCING ACTIVITIES		**(2,245)**	**(9,208)**
Proceeds from equity instruments		**13**	**—**
(Payments) / Proceeds from financial liabilities	**21**	**(934)**	**(8,113)**
Debt issues		4,743	3,518
Repayment and redemption of debt		(5,677)	(11,631)
Acquisition of treasury shares	**11**	**(365)**	**(478)**
Dividends paid	**21**	**(959)**	**(617)**
D) NET FOREIGN EXCHANGE DIFFERENCE		**2**	**(28)**
E) NET INCREASE / (DECREASE) IN CASH AND CASH EQUIVALENTS		**(818)**	**2,777**
Cash and cash equivalents at January 1		5,807	3,030
Cash and cash equivalents at December 31		4,989	5,807

The accompanying Notes 1 to 23 and Appendices I and II are an integral part of these cash flow statements.



Telefónica, S.A.
Annual financial statements for the ended December 31, 2022

Note 1. Introduction and general information

Telefónica, S.A. ("Telefónica" or "the Company") is a public limited company incorporated for an indefinite period on April 19, 1924, under the corporate name of Compañía Telefónica Nacional de España, S.A. It adopted its present name in April 1998.

The Company's registered office is at Gran Vía 28, Madrid (Spain) and its Employer Identification Number (CIF) is A-28/015865.

Telefónica's basic corporate purpose, pursuant to Article 4 of its Bylaws, is the provision of all manner of public or private telecommunications services, including ancillary or complementary telecommunications services or related services. All the business activities that constitute this stated corporate purpose may be performed either in Spain or abroad and wholly or partially by the Company, either through shareholdings or equity interests in other companies or legal entities with an identical or a similar corporate purpose.

In keeping with the above, Telefónica is currently the parent company of a group that offers both fix and mobile telecommunications with the aim to turn the challenges of the new digital business into reality and being one of the most important players. The objective of the Telefónica Group is positioning as a Company with an active role in the digital business taking advantage of the opportunities of its size and industrial and strategic alliances.

The Company is taxed under the general tax regime established by the Spanish State, the Spanish Autonomous Communities and local governments, and files consolidated tax returns with most of the Spanish subsidiaries of its Group under the consolidated tax regime applicable to corporate groups.

Note 2. Basis of presentation

d) True and fair view

These financial statements have been prepared from Telefónica, S.A.'s accounting records by the Company's Directors in accordance with the accounting principles and standards contained in the Spanish GAAP in force approved by Royal Decree 1514/2007, on November 16 (PGC 2007), modified by Royal Decree (RD) 602/2016, dated December 2, 2016, and by Royal Decree (RD) 1/2021, dated January 12, 2021, and other prevailing legislation at the date of these financial statements, to give a true and fair view of the Company's equity, financial position, income statements and of the cash flows obtained and applied in 2022.

The accompanying financial statements for the year ended December 31, 2022 were prepared by the Company's Board of Directors at its meeting on February 22, 2023 for submission for approval at the General Shareholders' Meeting, which is expected to occur without modification.

The figures in these financial statements are expressed in millions of euros, unless indicated otherwise, and therefore may be rounded. The euro is the Company's functional currency.

b) Comparison of information

Accounting policies applied in 2022 are consistent with those applied in 2021. 2021 figures are included in these financial statements for comparison purposes.

On October 31, 2022 the Boletín Oficial del Instituto de Contabilidad y Auditoría de Cuentas nº 131 (BOICAC 131) was published. Its 2nd question clarifies the valuation criteria to be used when assessing business units in a merger or spin-off agreement carried out among Group companies (see note 4). The impacts generated by the application of this criteria in 2022 has been detailed in notes 8 and 11.

c) Materiality

These financial statements do not include any information or disclosures that, not requiring presentation due to their qualitative significance, have been determined as immaterial or of no relevance pursuant to the concepts of *materiality* or *relevance* defined in the PGC 2007 conceptual framework.

d) Use of estimates

The financial statements have been prepared using estimates based on historical experience and other factors considered reasonable under the circumstances. The carrying value of assets and liabilities, which is not readily apparent from other sources, was established based on these estimates. The Company periodically reviews these estimates.

A significant change in the facts and circumstances on which these estimates are based could have an impact on the Company's results and financial position.

Key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date that have a significant risk of causing a material adjustment to the financial statements of the following year are discussed below.

Provisions for impairment of investments in Group companies and associates

Investments in group companies, joint ventures and associates are tested for impairment at each year end to determine whether an impairment loss must be recognized in the income statement or a previously recognized impairment loss be reversed. The decision to recognize an impairment loss (or a reversal) involves estimates of the reasons for the potential impairment (or recovery), as well as the timing and amount. In note 8.2 it is assessed the impairment of these investments.

There is a significant element of judgment involved in the estimates required to determine recoverable amount and the assumptions regarding the performance of these investments, since the timing and scope of future changes in the business are difficult to predict.

Deferred taxes

The Company assesses the recoverability of deferred tax assets based on estimates of future earnings, and of all the options available to achieve an outcome, it considers the most efficient one in terms of tax within the legal framework the Company is subject to. The ability to recover these taxes depends ultimately on the Company's ability to generate taxable earnings over the period for which the deferred tax assets remain deductible. This analysis is based on the estimated schedule for reversing deferred tax liabilities, the expected outcome from pending lawsuits affecting the estimations as well as estimates of taxable earnings, which are sourced from internal projections and are continuously updated to reflect the latest trends.

The appropriate valuation of tax assets and liabilities depends on a series of factors, including estimates as to the timing and realization of deferred tax assets and the projected tax payment schedule. Actual income tax receipts and payments could differ from the estimates made by the Company as a result of changes in tax legislation, the outcome of ongoing tax proceedings or unforeseen future transactions that could affect tax balances. The information about deferred tax assets and unused tax credits for loss carryforwards, whose effect has been registered when necessary in balance, is included in note 17.

Note 3. Proposed appropriation of net results

Telefónica, S.A. obtained 880 million euros of losses in 2022.

Accordingly, the Company's Board of Directors will submit the following proposed appropriation of 2022 net results for approval at the General Shareholders' Meeting:

Millions of euros	
Proposed appropriation:	
Loss for the year	(880)
Distribution to:	
Unrestricted reserves	(880)

Note 4. Recognition and measurement accounting policies

As stated in note 2, the Company's financial statements have been prepared in accordance with the accounting principles and standards contained in the Código de Comercio, which are further developed in the Plan General de Contabilidad currently in force (PGC 2007), modified by RD 602/2016 and RD 1/2021 as well as any commercial regulation in force at the reporting date.

Accordingly, only the most significant accounting policies used in preparing the accompanying financial statements are set out below, in light of the nature of the Company's activities as a holding.

a) Intangible assets

Intangible assets are stated at acquisition or production cost, less any accumulated amortization or any accumulated impairment losses.

Intangible assets are amortized on a straight-line basis over their useful lives. The most significant items included in this caption are computer software, which are generally amortized on a straight-line basis over three years.

b) Property, plant and equipment and investment property

Property, plant and equipment is stated at cost, net of accumulated depreciation and any accumulated impairment in value.

The Company depreciates its property, plant and equipment once the assets are in full working conditions using the straight-line method based on the assets' estimated useful lives, calculated in accordance with technical studies which are revised periodically based on technological advances and the rate of dismantling, as follows:

Estimated useful life	Years
Buildings	40
Plant and machinery	3 - 25
Other plant or equipment, furniture and office equipment	10
Other items of property, plant and equipment	4 - 10

Investment property is measured and depreciated using the same criteria described for land and buildings for own use.

c) Impairment of non-current assets

Non-current assets are assessed at each reporting date for indicators of impairment. Where such indicators exist, or in the case of assets which are subject to an annual impairment test, the Company estimates the asset's recoverable amount as the higher of its fair value less costs to sell and its value in use. In assessing value in use, the estimated future post-tax cash flows deriving from the use of the asset or its cash generating unit, as applicable, are discounted to their present value, using a post-tax discount rate reflecting current market assessments of the time value of money and the risks specific to the asset, whenever the result obtained is the same that would be obtained by discounting pre-tax cash flows at a pre-tax discount rate.

Telefónica bases the calculation of impairment on the business plans of the various companies to which the assets are allocated, approved by the Board of Directors' of Telefónica, S.A. The projected cash flows, based on strategic business plans, cover a period of five years not including the present year when the analysis is calculated. Starting with the sixth year, an expected constant growth rate is applied.

d) Financial assets and liabilities

The main future assumptions as well as other uncertainties related to estimations at year end which could cause a significant effect in the financial statements are disclosed below.

Financial investments

"Investments in group companies, joint ventures and associates" are classified into a category of the same name and are shown at cost less any impairment loss (see note 4.c). Group companies are those over which the Company exercises control, either by exercising effective control or by virtue of agreements with the other shareholders. Joint ventures are companies which are jointly controlled with third parties. Associates are companies in which there is significant influence, but not control or joint control with third parties. Telefónica assesses the existence of significant influence not only in terms of percentage ownership but also in qualitative terms such as presence on the board of directors, involvement in decision-making, the exchange of management personnel, and access to technical information.

Financial investments which the Company intends to hold for an unspecified period of time and could be sold at any time to meet specific liquidity requirements or in response to interest rate movements and which have not been included in the other categories of financial assets defined in the RD 1/2021, which amends PGC 2007, are classified as *financial assets at fair value through equity*. These investments are recorded under "Non-current assets," unless it is probable and feasible that they will be sold within 12 months.

Derivative financial instruments and hedge accounting

When Telefónica chooses not to apply hedge accounting criteria but economic hedging, gains or losses resulting from changes in the fair value of derivatives are taken directly to the income statement.

e) Revenue and expenses

Revenue and expenses are recognized on the income statement based on an accrual basis; i.e. when the goods or services represented by them take place, regardless of when actual payment or collection occurs.

A distribution of unrestricted reserves is considered as dividend distribution, and therefore, is registered as dividend revenue in the accounting of the receiving Company whenever the distributing company and/or any of its group's subsidiaries have gathered profits above the amount of equity distributed.

When the Company receives free-allotment rights, known as scrip dividends, that can be used to acquire new shares at no cost or be sold in the market or to the distributing company, it accounts for the concept as dividend revenue with a counterpart of account receivable on the distribution date.

The income obtained by the Company in dividends received from Group companies and associates, and from the interest accrued on loans and credits given to them, are included in revenue in compliance with the provisions of consultation No. 2 of BOICAC 79, published on September 30, 2009.

f) Related party transactions

In business merger or spin-off transactions involving the parent company and its direct or indirect subsidiary, as well as in the case of non-monetary contributions of business units between Group companies and in the case of in-kind dividend distributions, the valuation of the assets and liabilities should be done in accordance with the Standards on Preparing Consolidated Financial Statements (Spanish "NOFCAC"), at their pre-transaction carrying amount in the consolidated financial statements of the group or subgroup with a Spanish parent company. Prior to the filing of BOICAC 131, 2nd question (see note 2), which was filed in 2022, the valuation of assets and liabilities could be done applying the carrying value in the standalone financial statements as of the transaction date, when the group was discharged from the obligation of preparing NOFCAC consolidated financial statements. Nevertheless, there was also the option of using consolidated values under IFRS as adopted by the European Union, provided that this consolidated information did not significantly differ from that obtained by applying NOFCAC. In addition, the Company could also opt to use the values resulting from a reconciliation to NOFCAC.

In the particular case of a contribution to a group company of the shares of another group company, the pre-transaction carrying amount in the standalone financial statements of the contributing company could be used, unless the net equity amount was higher, in which case this amount was used.

The change in value arising in the contributing company as a result of the above accounting treatment is recognized in reserves.

g) Financial guarantees

The Company has provided guarantees to a number of subsidiaries to secure their transactions with third parties (see note 20.a). Where financial guarantees provided have a counter-guarantee on the Company's balance sheet, the value of the counter-guarantee is estimated to be equal to the guarantee given, with no additional liability recognized as a result.

Guarantees provided for which there is no item on the Company's balance sheet acting as a counter-guarantee are initially measured at fair value which, unless there is



evidence to the contrary, is the same as the premium received plus the present value of any premiums receivable. After initial recognition, these are subsequently measured at the higher of:

i) The amount resulting from the application of the rules for measuring provisions and contingencies.

ii) The amount initially recognized less, when applicable, any amounts take to the income statement corresponding to accrued income.

h) Consolidated data

As required under prevailing legislation, the Company has prepared separate consolidated annual financial statements, drawn up in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union. The balances of the main headings of the Telefónica Group's consolidated financial statements for 2022 and 2021 are as follows:

Millions of euros

Item	2022	2021
Total assets	109,642	109,213
Equity:		
Attributable to equity holders of the parent	25,088	22,207
Attributable to minority interests	6,620	6,477
Revenue from operations	39,993	39,277
Profit for the year:		
Attributable to equity holders of the parent	2,011	8,137
Attributable to minority interests	308	2,580

Note 5. Intangible assets

The movements in the items composing intangible assets and the related accumulated amortization in 2022 and 2021 are as follows:

2022

Millions of euros	Opening balance	Additions and allowances	Disposals	Transfers	Closing balance
INTANGIBLE ASSETS, GROSS	**269**	**7**	**—**	**—**	**276**
Software	167	4	—	1	172
Other intangible assets	102	3	—	(1)	104
ACCUMULATED AMORTIZATION	**(248)**	**(7)**	**—**	**—**	**(255)**
Software	(160)	(5)	—	—	(165)
Other intangible assets	(88)	(2)	—	—	(90)
DEPRECIATION ACCRUAL	**—**	**(8)**	**—**	**—**	**(8)**
NET CARRYING AMOUNT	**21**	**(8)**	**—**	**—**	**13**

2021

Millions of euros	Opening balance	Additions and allowances	Disposals	Transfers	Closing balance
INTANGIBLE ASSETS, GROSS	**262**	**10**	**(3)**	**—**	**269**
Software	163	4	(1)	1	167
Other intangible assets	99	6	(2)	(1)	102
ACCUMULATED AMORTIZATION	**(242)**	**(7)**	**1**	**—**	**(248)**
Software	(155)	(5)	—	—	(160)
Other intangible assets	(87)	(2)	1	—	(88)
NET CARRYING AMOUNT	**20**	**3**	**(2)**	**—**	**21**

As of December 31, 2022 and 2021 commitments to acquire intangible assets amount to 2.9 and 3.8 million euros, respectively.

As of December 31, 2022 and 2021, the Company had 243 and 231 million euros, respectively, of fully amortized intangible assets.

Note 6. Property, plant and equipment

The movements in the items composing property, plant and equipment (PP&E) and the related accumulated depreciation in 2022 and 2021 are as follows:

2022

Millions of euros	Opening balance	Additions and allowances	Disposals	Transfers	Closing balance
PROPERTY, PLANT AND EQUIPMENT, GROSS	**551**	**11**	**—**	**(3)**	**559**
Land and buildings	201	—	—	(2)	199
Plant and other PP&E items	348	6	—	2	356
PP&E under construction and prepayments	2	5	—	(3)	4
ACCUMULATED DEPRECIATION	**(415)**	**(13)**	**—**	**—**	**(428)**
Buildings	(116)	(6)	—	—	(122)
Plant and other PP&E items	(299)	(7)	—	—	(306)
NET CARRYING AMOUNT	**136**	**(2)**	**—**	**(3)**	**131**

2021

Millions of euros	Opening balance	Additions and allowances	Disposals	Transfers	Closing balance
PROPERTY, PLANT AND EQUIPMENT, GROSS	**548**	**8**	**(1)**	**(4)**	**551**
Land and buildings	203	1	—	(3)	201
Plant and other PP&E items	342	5	(1)	2	348
PP&E under construction and prepayments	3	2	—	(3)	2
ACCUMULATED DEPRECIATION	**(403)**	**(12)**	**—**	**—**	**(415)**
Buildings	(111)	(5)	—	—	(116)
Plant and other PP&E items	(292)	(7)	—	—	(299)
NET CARRYING AMOUNT	**145**	**(4)**	**(1)**	**(4)**	**136**

Firm commitments to acquire property, plant and equipment at December 31, 2022 and 2021 amounted to 0.2 and 1.2 million euros, respectively.

At December 31, 2022 and 2021, the Company had 264 and 261 million euros, respectively, of fully depreciated items of property, plant and equipment.

Telefónica, S.A. has taken on insurance policies with appropriate limits to cover the potential risks which could affect its property, plant and equipment.

"Property, plant and equipment" includes the net carrying amount of the land and buildings occupied by Telefónica, S.A. at its Distrito Telefónica headquarters, amounting to 62 and 65 million euros at 2022 and 2021 year-ends, respectively. It also includes the net carrying amount of the remaining assets in this site (mainly property, plant and equipment items) of 22 and 16 million euros at December 31, 2022 and 2021, respectively.

Note 7. Investment properties

The movements in the items composing investment properties in 2022 and 2021 and the related accumulated depreciation are as follows:

2022

Millions of euros	Opening balance	Additions and allowances	Disposals	Transfers	Closing balance
INVESTMENT PROPERTIES, GROSS	**436**	**—**	**—**	**3**	**439**
Land	100	—	—	—	100
Buildings	336	—	—	3	339
ACCUMULATED DEPRECIATION	**(122)**	**(8)**	**—**	**—**	**(130)**
Buildings	(122)	(8)	—	—	(130)
NET CARRYING AMOUNT	**314**	**(8)**	**—**	**3**	**309**

2021

Millions of euros	Opening balance	Additions and allowances	Disposals	Transfers	Closing balance
INVESTMENT PROPERTIES, GROSS	**432**	**—**	**—**	**4**	**436**
Land	100	—	—	—	100
Buildings	332	—	—	4	336
ACCUMULATED DEPRECIATION	**(114)**	**(8)**	**—**	**—**	**(122)**
Buildings	(114)	(8)	—	—	(122)
NET CARRYING AMOUNT	**318**	**(8)**	**—**	**4**	**314**

"Investment properties" mainly includes in both 2022 and 2021 the value of land and buildings leased by Telefónica, S.A. to other Group companies at Distrito Telefónica, headquarters in Madrid.

In 2022 the Company has buildings with a total area of 290.881 square meters (334,499 square meters in 2021) leased to several Telefónica Group companies, equivalent to an occupancy rate of 82,22% of the buildings it has earmarked for lease (94.31% in 2021).

Total income from leased buildings in 2022 and 2021 (see note 19.1.a) amounted to 37 and 42 million euros respectively.

Future minimum rentals receivable under non-cancellable leases are as follows:

	2022	2021
Millions of euros	**Future minimum recoveries**	**Future minimum recoveries**
Up to one year	29	31
Between two and five years	—	—
Total	**29**	**31**

The most significant lease contracts held with subsidiaries occupying Distrito Telefónica have been renewed in 2022 for a non-cancellable period of 12 months.

The main operating leases in which Telefónica, S.A. acts as lessee are described in note 19.5.

Note 8. Investments in group companies and associates

8.1. Detail and evolution of investment in group companies and associates:

2022

Millions of euros	Opening balance	Additions	Disposals	Transfers	Exchange rate impacts	Dividends	Net investment hedges	Closing balance	Fair value
Equity instruments (Net) (1)	54,929	5,116	(5,231)	—	—	(66)	698	55,445	75,396
Equity instruments (Cost)	93,986	6,706	(8,513)	—	—	(66)	698	92,810	
Impairment losses	(39,057)	(1,590)	3,282	—	—	—	—	(37,365)	
Loans to Group companies and associates	131	—	—	121	(7)	—	—	245	238
Other financial assets	7	27	—	(19)	—	—	—	15	15
Total non-current investment in Group companies and associates	**55,067**	**5,143**	**(5,231)**	**102**	**(7)**	**(66)**	**698**	**55,705**	**75,649**
Loans to Group companies and associates	3,641	2,534	(4,636)	(121)	53	—	—	1,470	1,471
Derivatives	9	—	(4)	—	—	—	—	5	5
Other financial assets	48	10	(22)	19	—	—	—	55	55
Total current investments in Group companies and associates	**3,698**	**2,544**	**(4,662)**	**(102)**	**53**	**—**	**—**	**1,530**	**1,531**

(1) Fair value at December 31, 2022 of Group companies and associates quoted in an active market (Telefônica Brasil, S.A. and Telefónica Deutschland Holding, A.G.) was calculated taking the listing of the investments on the last day of the year; the rest of the shareholdings are stated at the value of discounted cash flows based on those entities business plans.

2021

Millions of euros	Opening balance	Additions	Disposals	Transfers	Exchange losses	Dividends	Net investment hedges	Closing balance	Fair value
Equity instruments (Net) (1)	58,754	4,404	(2)	(1)	—	(8,620)	394	54,929	76,958
Equity instruments (Cost)	93,285	8,978	(13)	(38)	—	(8,620)	394	93,986	
Impairment losses	(34,531)	(4,574)	11	37	—	—	—	(39,057)	
Loans to Group companies and associates	590	1	(360)	(100)	—	—	—	131	136
Other financial assets	24	10	—	(27)	—	—	—	7	7
Total non-current investment in Group companies and associates	**59,368**	**4,415**	**(362)**	**(128)**	**—**	**(8,620)**	**394**	**55,067**	**77,101**
Loans to Group companies and associates	9,550	7,224	(13,477)	100	244	—	—	3,641	3,643
Derivatives	19	—	(10)	—	—	—	—	9	9
Other financial assets	39	32	(50)	27	—	—	—	48	48
Total current investments in Group companies and associates	**9,608**	**7,256**	**(13,537)**	**127**	**244**	**—**	**—**	**3,698**	**3,700**

(1) Fair value at December 31, 2021 of Group companies and associates quoted in an active market (Telefônica Brasil, S.A.) was calculated taking the listing of the investments on the last day of the year; the rest of the shareholdings are stated at the value of discounted cash flows based on those entities business plans.

The most significant transactions occurred in 2022 and 2021 as well as their accounting impacts are described below:

2022

In June 2022 the Company, as sole shareholder of Telefónica Tech, S.L., decided to increase the share capital in the subsidiary by an in-kind contribution of the shares of Telefónica Cybersecurity & Cloud Tech, S.L. which amounted to 1,122 million euros. The impact of this transaction implies an addition to the investment in Telefónica Tech, S.L. amounting to 839 million euros, which is shown within Additions in the 2022 chart of movements and a disposal of the carrying amount of the contributed investment . Prior to this transaction, Telefónica Cyber Cloud & Tech, S.L. carried out a capital increase of 342 million euros fully subscribed and paid by Telefónica, S.A. also reflected within Additions in the same chart.

On August 10, 2022 the deed of partial segregation of Telefónica, S.A. to Telefónica Latinoamérica Holding, S.L. (TLH) was filed to Madrid Companies' Register. The segregation involved the business consisting in the shares owned by Telefónica, S.A. in Telefónica Móviles Argentina, S.A. and Telefónica de Argentina, S.A. together with some other items associated with the business. This transaction has increased the net investment value of TLH by 1,150 million euros, shown as Additions in the 2022 chart of movements as well as the disposal of the investment in Telefónica Móviles Argentina, S.A. and Telefónica de Argentina, S.A., reflected as net Disposals accordingly by 1,006 and 88 million euros, respectively in the already mentioned 2022 chart of movements (Cost of investment by 1,360 million offset by 354 million euros of impairment losses for Telefónica Móviles Argentina, S.A. and Cost of investment by 119 million euros offset by 31 million euros of impairment losses for Telefónica de Argentina, S.A.).

On September 15, 2022, a partial spin-off of TLH took place. This transaction involved the transfer of the business consisting in the shares owned by TLH in Telefónica Móviles Argentina, S.A. and Telefónica de Argentina, S.A. together with some other related items to a newly created subsidiary, TLH Holdco, S.L. owned 100% by Telefónica, S.A. This transaction implies an addition of the new company, TLH Holdco, S.L. amounting to 1,582 million euros and a net disposal in TLH by 1,561 million euros (2,396 million euros of investment cost offset by 835 million euros of impairment losses). These amounts have been reflected as Additions and Disposals, respectively, in the 2022 chart of movements.

On October 31, 2022 the liquidation of Sao Paulo Telecomunicaçoes, Ltda. has completed with the distribution to its shareholders of the assets and liabilities pro-rata their ownership percentage. As a consequence of the liquidation, an amount of 3,493 million euros has been recorded as disposal in the cost of investment line offset by a 2,039 million euros of impairment loss disposal. Telefónica owned 39.40% of the subsidiary and after the liquidation receives an additional 8.06% of the share capital in Telefônica Brasil, S.A. (calculated based on the issued share capital) amounting to 903 million euros and is shown as Addition in 2022 chart of movements.

All the aforementioned transactions have been valued in accordance with BOICAC 131, 2nd question (see note 2)

2021

On July 30, 2020, Telefónica reached an agreement with Liberty Latin America Ltd. for the sale of the entire share capital of Telefónica de Costa Rica TC, S.A. On August 9, 2021, after the satisfaction of the closing conditions and obtaining the relevant regulatory approvals, the entire share capital of Telefónica de Costa Rica TC, S.A. was transferred to Liberty Latin America Ltd. for an amount of 538 million dollars, approximately 457 million euros. The net carrying value of the investment was included under the caption "Net assets held for sale" and the net profit of the transaction, 163 million euros, is shown as "gains on disposals" in the 2021 income statement.

On September 27, 2021 the deed of merger between Telefónica Innovación Alpha, S.L. (absorbed company) and Telefónica Open Innovation, S.L. (merging company) was filed to the Madrid Companies' Register. The absorbed company was 100% directly owned by Telefónica, S.A. and after the transaction, its net book value amounting to 38 million euros was reclassified as an investment in Telefónica Digital España, S.L., the parent company of the merging entity, which was also a direct investment of Telefónica, S.A. This transaction had had no impact in the income statement, and it is shown as Transfers in 2021 chart of movements.

Other movements

After the sale of the investment in El Salvador, on January 13, 2022, the General Shareholders' Meeting of Telefónica Centroamérica Inversiones, S.L. agreed a dividend distribution to its shareholders pro-rata the ownership percentage. 76 million USD (equivalent to 66 million euros) were distributed to Telefónica, S.A. This proceed has been registered as an investment reimbursement and reflected as Dividends in 2022 chart of movements.

“Transfers” of “Loans to Group Companies and Associates” in 2022 includes the reclassification from current to long-term of the loan granted in March 2022 to Telefónica Cybersecurity & Cloud Tech, S.L., and whose maturity was extended in June 2022 until 2027 (see note 8.5).

In May 2021 Telefónica, S.A. carried out capital increases in its subsidiaries O2 (Europe) Ltd. by 5,656 million euros and Telefónica O2 Holdings, Ltd. by 1,631 million euros in order to enable these companies to pay back the intercompany loans granted to them by Telfin Ireland, Ltd. On July 21, 2021 the Board of Directors of Telfin

Ireland, Ltd. approved the distribution of reserves amounting to 8,269 million euros. Out of this figure, 8,189 million euros corresponded to contribution payback and was shown as "Dividends" in 2021 chart of movements. The rest of the amount was registered as "Dividend revenue" (see note 19).

On December 10, 2021 the General Shareholders' Meeting of Pontel, S.L. agreed to a distribution of reserves amounting to 751 million euros. On the same date the Board of Directors of the company approved a dividend distribution of 2,400 million euros. Telefónica, S.A. has received 2,627 million euros pro-rata its percentage of ownership. Out of this figure, 431 million euros corresponded to contribution payback, shown as "Dividends" in 2021 chart of movements. The rest of the amount was registered as "Dividend revenue" (see note 19).

“Transfers” of “Loans to Group Companies and Associates” in 2021 included the reclassification from long-term to current of the loans granted to Telxius Telecom, S.A.U. which were due in 2022 and have been cancelled accordingly during this year.

a) Acquisitions of investments and capital increases (Additions):

Millions of euros		
Companies	**2022**	**2021**
TLH Holdco, S.L.	1,646	—
Telefónica Hispanoamérica, S.A.	1,192	370
Telefónica Latinoamérica Holding, S.L	1,150	—
Telefônica Brasil, S.A.	903	—
Telefónica Tech, S.L.	839	52
Telefónica Infra, S.L.	555	197
Telefónica Cybersecurity & Cloud Tech, S.L	342	750
Telefónica Deutschland, A.G.	48	51
Telefónica O2 Holdings, Ltd	—	1,631
Telefónica Digital España, S.L.U.	—	185
O2, Ltd.	—	5,656
Other companies	31	86
Total group and associated companies	**6,706**	**8,978**

2022

On December 20, 2022 TLH Holdco, S.L. has carried out a capital increase of 64 million euros, fully subscribed and paid by Telefónica, S.A.. The amount in 2022 Additions chart includes not only this amount but also the figure of the segregation transaction of Argentinian businesses as detailed at the beginning of this note (1,582 million euros).

On February 2, 2022 Telefónica Hispanoamérica, S.A. filed the deed of the capital increase by 1,192 million euros subscribed and paid in full by the Company.

The amounts related to Telefónica Latinoamérica Holding, S.L, Telefônica Brasil, S.A. and Telefónica Tech, S.L. refer to the transactions described at the beginning of this note.

On May 11, 2022 the deed of capital increase carried out by Telefónica Infra, S.L. amounting to 38 million euros was filed to the Companies' Register. It had been fully subscribed and paid by Telefónica, S.A. In addition, during 2022 the Company has agreed to fund contributions to Telefónica Infra, S.L. (with no new shares issued) totaling 517 million euros.

During 2022 the Company has continued acquiring in the stock market shares of Telefónica Deutschland Holding, A.G. (19.1 million shares) up to a 1.36% of direct ownership as of 31.12.2022 as detailed in Appendix I of the present financial statements.

2021

On January 28, 2021 the deed of the capital increase of Telefónica Hispanoamérica, S.A. amounting to 370 million euros was filed in the Companies' Register. It was fully subscribed and paid by Telefónica, S.A.

On December 23, 2021 Telefónica Tech, S.L. carried out a capital increase amounting to 52 million euros totally subscribed and paid by Telefónica, S.A.

On June 14, 2021 the deed of capital increase of Telefónica Infra, S.L. by 197 million euros was filed in the Companies' Register. It had been fully subscribed and disbursed by the Company.

On March 25, 2021 Telefónica Cybersecurity & Cloud Tech, S.L. carried out a capital increase of 530 million euros. On September 28, 2021, the subsidiary carried out a second capital increase of 220 million euros. Both transactions were fully subscribed and paid by Telefónica, S.A.

During the second half of 2021 the Company acquired in the stock market 21,3 million shares of Telefónica Deutschland Holding, A.G. obtaining a 0,71% direct ownership in the subsidiary.

On May 26, 2021 Telefónica O2 Holdings, Ltd. carried out a capital increase of 1,631 million euros fully subscribed and disbursed by the Company, within the framework detailed at the beginning of this note.

On January 13, 2021 the deed of the capital increase of Telefónica Digital España, S.L.U. amounting to 185 million euros was filed in the Companies' Register. It was fully subscribed and paid by the Company.

On May 26, 2021 O2, Ltd. carried out a capital increase of 5,656 million euros fully subscribed and disbursed by the Company within the framework detailed at the beginning of this note.

In 2021 Telefónica decided to partly cancel the accounts receivable that the subsidiaries had with the Group companies in Argentina. Telefónica, S.A. purchased these accounts receivable and the funds collected have been used to carry out capital increases in Telefónica de Argentina, S.A. After the transactions the percentage of ownership in the subsidiary raised to 11.43%.

b) Disposals of investments and capital decreases:

Millions of euros		
Companies	**2022**	**2021**
Sao Paulo Telecomunicaçoes, Ltda.	3,493	—
Telefónica Latinoamérica Holding, S.L	2,396	—
Telefónica Móviles Argentina, S.A.	1,360	—
Telefónica Cybersecurity & Cloud Tech, S.L	1,122	—
Telefónica de Argentina, S.A.	119	—
Jubii Europe, N.V.	—	13
Other companies	23	—
Total group and associated companies:	**8,513**	**13**

2022

The figure of Sao Paulo Telecomunicaçoes, Ltda. relates to the liquidation of the Company detailed at the beginning of the note.

The amounts for Telefónica Latinoamérica Holding, S.L., Telefónica Móviles Argentina, S.A. and Telefónica de Argentina, S.A. refer to the transaction of segregation and unification of the Argentinian business described at the beginning of this note.

The Disposal of Telefónica Cybersecurity & Cloud Tech, S.L. is framed in the in-kind contribution described at the beginning of this note.

Other companies includes the liquidation of Corporación Real Time Team, S.L., Centro de Experimentación de la Realidad Virtual, S.L. y Telco TE, which have been carried out in 2022.. The companies were fully impaired and the same amount has been recorded as disposals in the impairment losses line.

2021

In June 2021 the deed of liquidation of Jubii Europe, N.V. was filed with a disbursement to its shareholders' by 0,022 euros per class AA and AB share. Telefónica, S.A. received 2,2 million euros and the liquidation had no effect in the income statement.

8.2. Assessment of impairment of investments in group companies, joint ventures and associates

At each year end, the Company re-estimates the future cash flows derived from its investments in Group companies and associates. The estimate is based on the expected cash flows to be received from each subsidiary in its functional currency, discounted using the appropriate rate, net of the liabilities associated with each investment (mainly net debt), considering the percentage of ownership in each subsidiary and translated to euros at the official closing rate of each currency at December 31. The main assessments used to determine the discounted cash flows are the revenue growth, the long term OIBDA margin, the long term investment ratio, the weighted average cost of capital (WACC) and the perpetual growth rate, indicators employed by the Group in its investments valuation.

Moreover, and only for the companies where discounted cash flow analysis is not available due to the specific nature of their businesses, the impairment is calculated by comparing their equity figure as of the end of the period and the net book value of those investments.

As a result of these estimations and the effect of the net investment hedge in 2022, an impairment provision of 1,590 million euros was recognized (write-off of 4.574 million euros in 2021). This amount derives mainly from the following companies:

a. a write down, net of hedges, of 1.594 million euros for Telefónica O2 Holdings, Ltd. (write down of 2,790 million euros, net of hedges, was registered in 2021);

b. a write down reversal, net of hedges, of 449 million euros for Telefônica Brasil, S.A. (write down amounting to 588 million euros in 2021) and a reversal of 15 million euros for Sao Paulo Telecomunicaçoes, Ltda, registered prior to its liquidation (write down amounting to 64 million euros in 2021);

c. a write down by 1,252 million euros for Telefónica Hispanoamérica, S.A. (write down of 1,008 million euros in 2021) mainly due to the impact of the valuation in its investments in Chile and Colombia.

d. a write down reversal of 1,001 million euros for Telefónica Latinoamérica Holding, S.L. (write down by 277 million euros in 2021) mainly due to its investment in Brazil.

e. a write down of 130 million euros for Telefónica Digital España, S.L.U. (a write down of 22 million euros in 2021).

f. In 2021 a write down reversal of 155 million euros was recorded for Telefónica Móviles Argentina, S.A.

Main assumptions used for the calculation of the discounted cash flows of investments

During 2022 United Kingdom has passed through a difficult year. In addition to the inflation rate increase due to external factors (such as a rise in the energy price, mismatches in the supply chain and rising prices of food) and internal factors (a highly dynamic labour market) there has been an increase in the interest rates, negatively impacting the families' and companies' incomes resulting in a reduction unknown in decades. During the second half of the year a highly volatile financial scenario originated by inconsistent fiscal policy measures causing further uncertainty. Despite the difficult macroeconomic context VMED O2 UK has delivered its set guidance and made strong strategic and operational progress throughout the year. The company introduced new products, such as TV Stream and Switch up and continues to drive fixed mobile convergence with its VOLT product. VMED O2 UK delivered synergies according to its plan and the fixed footprint reached 16.1 million homes passed, meeting the full year build targets. In mobile, it expanded 5G services to more than 1,600 towns and cities, on-track to deliver 5G services to 50% of the UK population in 2023. In addition, on December 15, 2022, Telefónica Infra, Liberty Global and InfraVia Capital Partners entered into a joint venture which will deploy fibre to the home (FTTH) to 5 million homes in the UK not currently served by VMED O2 UK's network, with the possibility of expansion to an additional 2 million homes. The fibre network will offer wholesale FTTH access to telecommunications service providers, with VMED O2 UK acting as the anchor tenant, as well as providing a range of technical services.

The ratios of operating variables included in the valuation are within the ranges expected by analysts for comparable companies in the region. As far as the revenues are concerned, the UK business plan envisages trend of improvement or stability in the projections aligned with the evolution of the group's analysts expectation. Moreover, the long-term OIBDA margin two-year analysts' estimates for VMED O2 UK are in a range within 35% to 39%. With respect to the long-term investment over revenues ratio, the investment needs are forecasted by analysts to be around 19% . The WACC (Weighted average cost of capital) used to discount the cash flows is 7.3% for 2022. Terminal growth rate is set at 1%, below the real terminal growth forecast for the UK economy. Finally, it is necessary to consider the evolution of the exchange rate of the pound sterling against the euro in 2022, with a depreciation of 5.31% (see note 19.8), which has a direct effect on the value in use of the investment in euro terms.

During 2022 Brazil has been one of the only countries whose growth perspectives have been substantially improved notwithstanding external uncertainties. Estimations at the beginning of the year envisaged a growth stagnation in the country. However, the final growth rate in 2022 situated in 3%. The positive economic evolution can be explained because the country has profited from the rising prices of raw materials (Brazil being an exporter of these products), the policies supporting families income and preventing a higher rise in the inflation rate and a swifter than expected overcome of the pandemic. In terms of revenues, the plan is in line with the average three-year estimates made by analysts, which include a trend towards stability or improvement. As for the long-term OIBDA margin two-year estimates of Telefónica's Group analysts for the operator in Brazil, it is in a range within 41% to 46%. Regarding investments, the operator will invest a percentage within the range of the investment needs forecasted by analysts (around 16%). The interest rates increase has resulted in an increase in the cost of debt of the company, and the WACC has risen from 12% in 2021 to 12.6% in 2022.The perpetuity growth rate is within the range of the estimations of the analysts, and it is consistent with the Brazilian Central Bank's medium-term inflation target (within a range between 1.5% and 4.5%) and it is below the nominal GDP growth rate of around 5.5%, according to market expectations. Moreover, the appreciation of Brazilian real against euro by 13.48% should also be taken into account as it has an impact, net of hedges, in the value of the investment (see note 19.8).

The economic activity in Colombia has continued growing at a significant rates. Despite this growth and the rising prices of raw materials worldwide, the country has failed in correcting the imbalances in relation with external (deficit of current debt) and internal (tax deficit) stakeholders. This fact, in addition to a period of political uncertainties caused by a change in the government, has created volatility in financial variables. Within this framework, the financial discount rate has increased by 140 b.p. when compared to the previous year, with a negative impact in the fair value of the investment in Telefónica Colombia. With respect to revenues, the business plan figures are estimated in accordance with the evolution previewed by the Groups analysts. Regarding OIBDA margin, the projections envisage a future scenario of stability after a change in the investment plans. For long term investment ratio, and as a consequence of the change in the fiber deployment programs, capex investments will be focused on mobile business and the investment ratio is aligned with the analysts' estimations for the region in the middle term.

Chilean economy dramatically slowed down in 2022 as a consequence of several factors negatively impacting families' income. The most relevant were the withdrawal of tax policies, the deceleration in the labour market and the high inflation rate above 10% which forced the Chilean Central Bank to increase interest rates abruptly. On the other hand, the constitutional reforms set in force and then withdrawn have added further uncertainties about the short term growth estimation in the country. In this scenario, the financial discount rate has increased to 9.4%, that is, about 60 b.p. when compared to the previous year. This fact as well as the economic

slowdown reflected in the 2022 business figures have resulted in a decline in the value of the investment in Telefónica Chile. Business plans for the following years involve a sustained revenue growth with a stable margin. For long term investment ratio, and as a consequence of the change in the fiber deployment programs, capex investments will be focused on mobile business and the investment ratio is aligned with the analysts' estimations for the region in the middle term.

8.3. Detail of subsidiaries and associates

The detail of subsidiaries and associates is shown in Appendix I.

8.4. Transactions protected for tax purposes

Transactions carried out in 2021 that qualify for special tax regime, as defined in Articles 76 and 87, as applicable, of Chapter VII of Title VII of Legislative Royal Decree 27/2014 of November 27 approving the Spanish Corporate Income Tax Law, are detailed in the following paragraphs. Transactions qualified for special tax regime carried out in prior years are disclosed in the financial statements for those years.

As of June 1, 2022 Telefónica Audiovisual Digital, S.L. (TAD) carried out the merger by absorption of CIT, Compañía Independiente de Televisión, S.L. with the consequent dissolution of the latter entity and the full transfer of its corporate assets which, as the absorbing company, acquired by universal succession the rights and obligations of the absorbed entity.

On June 28, 2022 Telefónica, S.A. as sole shareholders of Telefónica Tech, S.L. approved and signed a decision to a capital increase carried out by an in-kind contribution of the shares of Telefónica Cybersecurity & Cloud Tech, S.L. The deed was filed in the Companies' Register on July 8, 2022. This transaction meant the contribution of the shares of Telefónica Cybersecurity & Cloud Tech, S.L. with a net book value of 1,122 million euros (fiscal value of 1,182 million euros) in exchange for shares of Telefónica Tech, S.L. with a net book value of 839 million euros.

On July 28, 2022 Telefónica, S.A. as sole shareholder of Telefónica Ingeniería de Seguridad, S.A. approved a partial segregation for the latter in favor of a new subsidiary named TIS Hispanoamérica, S.L. The deed has been filed to the Companies' Register on September 30, 2022. Telefónica, the sole owner of the segregated company, delivered shares of Telefónica Ingeniería de Seguridad, S.A. amounting to 0.8 million euros (both net book value and tax value) and received shares of the new company with the same net book value.

On August 10, 2022 Telefónica, S.A. transferred to its subsidiary Telefónica Latinoamérica Holding, S.L. via share exchange and an in-kind contribution of the investment in Telefónica Móviles Argentina, S.A. and Telefónica de Argentina, S.A. as well as some other balances associated with the business. After the completion of the transaction, Telefónica Latinoamérica Holdings S.L, acquires 73,20% and 10,75% of the shares in Telefónica Móviles Argentina S.A y Telefónica de Argentina S.A., respectively. Telefónica Latinoamérica Holding, S.L. has booked the shares received by a net book value of 1,155 million euros. The tax value of the shares is 1,460 million euros.

Telefónica, S.A. has delivered the investments in Telefónica Móviles Argentina, S.A. and Telefónica de Argentina, S.A. with a net book value of 1,093 million euros and a tax value of 1,460 million euros. In addition, the Company has received shares of Telefónica Latinoamérica Holding, S.L. with a net book value of 1,150 million euros.

On September 15, 2022 Telefónica Latinoamérica Holding, S.L. carried out a segregation of the Argentinian business to TLH Holdco, S.L. The segregation included the shares in Telefónica Móviles Argentina, S.A. and Telefónica de Argentina, S.A.as well as other balances related to the business. With the conclusion of the segregation, TLH Holdco, S.L. acquires 100% and 19,81% of the ownership in Telefónica Móviles Argentina, S.A. and Telefónica de Argentina, S.A., respectively. Telefónica, S.A. became the sole stockholder of TLH Holdco, S.L.

TLH Holdco, S.L. registered the investment received with a net book value of 1,623 million euros. The tax value of the assets received amounts to 4,008 million euros.

As for Telefónica, S.A. the net book value of the shares delivered is 1,561 million euros and its tax value totals 4,008 million euros. The book value of the shares received amounts to 1,582 million euros.

8.5. Maturity of loans to Group companies and associates

The breakdown and maturity of loans to Group companies and associates in 2022 and 2021 are as follows:

2022

Millions of euros

Company	2023	2024	2025	2026	2027	2027 and subsequent years	Final balance, current and non-current
Telefónica Móviles España, S.A.U.	99	—	—	—	—	—	99
Telefónica Cybersecurity & Cloud Tech, S.L.	1	—	—	—	113	—	114
Telfisa Global, B.V.	16	—	—	—	—	—	16
Telefónica de España, S.A.U.	415	—	—	—	—	—	415
Telxius Telecom, S.A.	—	50	—	50	—	—	100
Telefônica Brasil, S.A.	189	—	—	—	—	—	189
Telefónica Finanzas, S.A.U.	198	—	—	—	—	—	198
Bluevía Fibra, S.L.	527	—	—	—	—	—	527
Other companies	25	—	—	—	—	32	57
Total	**1,470**	**50**	**—**	**50**	**113**	**32**	**1,715**

2021

Millions of euros

Company	2022	2023	2024	2025	2026	2026 and subsequent years	Final balance, current and non-current
Telefónica Móviles España, S.A.U.	785	—	—	—	—	—	785
Telefónica O2 Holding, Ltd.	1,190	—	—	—	—	—	1,190
Telfisa Global, B.V.	364	—	—	—	—	—	364
Telefónica de España, S.A.U.	402	—	—	—	—	—	402
Telxius Telecom, S.A.U.	100	—	50	—	50	—	200
Telefônica Brasil, S.A.	181	—	—	—	—	—	181
Telefónica Finanzas, S.A.U.	101	—	—	—	—	—	101
Telefónica Hispanoamérica, S.A	397	—	—	—	—	—	397
Other companies	121	—	—	—	—	31	152
Total	**3,641**	**—**	**50**	**—**	**50**	**31**	**3,772**

The main loans granted to Group and associated companies are described below:

- The outstanding balance with Telefónica Móviles España, S.A.U. in 2021 included dividends distributed and uncollected as of December 2021 amounting to 560 million euros received in December 2022.

  The outstanding balance in 2022 amounts to 99 million euros of tax balances are receivable from this subsidiary for its tax expense declared in the consolidated tax return (225 million euros in 2021).

- On March 21, 2022 the Company granted a credit to its subsidiary Telefónica Cybersecurity & Cloud Tech, S.L. of 140 million pounds sterling and maturity date on June 21, 2022. At maturity date, the credit was partially cancelled and the outstanding amount, 100 million pounds sterling, extended the maturity date until 2027. As of December 31, 2022 the equivalent amount of this credit amounts to 113 million euros. Moreover, there is 1 million euros of uncollected interests accounted as current.

- The receivable with Telefónica O2 Holdings, Ltd. included in 2021 dividends distributed and uncollected as of December 2021 amounting to 1,000 million pounds sterling (equivalent to 1,190 million euros) which have been received in 2022.
- In December 2022, Telfisa Global, B.V. has approved the distribution of dividends totaling 14 million euros that remain unpaid as of the formulation date of these financial statements (357 million euros in 2021).

  Included in current caption there is an uncollected amount of 2 million euros referring to the financial net result sharing agreement signed with Telfisa Global, B.V. as stated in note 19.1.c).

  Moreover, in 2021 there were uncollected balances of 7 million euros of tax balances are receivable from this subsidiary for its tax expense declared in the consolidated tax return. The amount of this concept in 2022 is inferior to 1 million euros and therefore it is not shown in the chart.
- The balance of Telefónica de España, S.A.U. in 2021 included an amount of 301 million euros in dividends distributed which have been received in December 2022.

  In 2022 the full outstanding amount of 415 million euros refers to tax receivables from the subsidiary for its tax expense declared in the consolidated tax return (101 million euros in 2021).
- On May 27, 2016, the Company granted its subsidiary, Telxius Telecom, S.A. with a credit of 280 million euros at a fix interest rate and maturity in 2022, a credit of 140 million euros at a fix interest rate and maturity in 2024, a credit of 140 million euros at a fix rate and maturity in 2026. In 2021 there was an early partial cancellation of these credits. At year end, the outstanding amount is 100 million euros with maturity date in 2024 and 2026. In 2022 the installment of 100 million euros has been canceled as scheduled..
- The balance totaling 189 million euros shown in 2022 with Telefônica Brasil, S.A. entirely corresponds to dividends agreed by the subsidiary and unpaid at year end (181 million euros in December 2021).
- The balance of Telefónica Finanzas, S.A.U. in December 2022 amounting to 182 million euros includes dividends distributed and uncollected at year end (67 million euros in 2021).

  Moreover, in 2022 there are uncollected balances of 16 million euros of tax balances are receivable from this subsidiary for its tax expense declared in the consolidated tax return.
- On December 20, 2022 Telefónica, S.A. granted a credit facility with maturity in 3 months to Bluevía Fibra, S.L. amounting to 526 million euros. The uncollected interests amount to 1 million euros and are also shown in the 2023 column of the chart of movements.
- The balance of Telefónica Hispanoamérica, S.A. in 2021 fully related to the tax receivables from the subsidiary for its tax expense declared in the consolidated tax return. In 2022 there is no uncollected balance for this concept.

In the 2022 chart of movements, additions of current loans to group companies and associates comprise 548 million euros (873 million euros in 2021) of loans in connection with the taxation of Telefónica, S.A. as the head of the tax group pursuant to the consolidated tax regime applicable to corporate groups (see note 17). The most significant amounts have already been disclosed through this note. All these amounts fall due in the short term.

Disposals of current loans to group companies and associates includes the cancellation of balances receivable from subsidiaries on account of their membership of Telefónica, S.A.'s tax group totaling 873 million euros (549 million euros in 2021).

Total accrued interest receivable at December 31, 2022 and 2021 included under "Current loans to group companies and associates" amount to 2.4 and 0.5 million euros, respectively.

8.6. Other financial assets with Group companies and associates

This includes rights to collect amounts from other Group companies related to share-based payment plans involving Telefónica, S.A. shares offered by subsidiaries to their employees.

Invoices of share plans that were already vested and are outstanding at year end are shown as other current financial assets. Amounts derived from the new share plans launched in 2022 and 2021 with a maturity date longer than 2023 are included as other non-current financial assets (see note 19.3).

Note 9. Financial investments

9.1. The breakdown of "Financial investments" at December 31, 2022 and 2021 is as follows:

2022

Millions of euros	Assets at fair value							Assets at amortized cost					
					Measurement hierarchy								
	Financial Assets at fair value with changes through equity	Financial assets at fair value with changes through income statement	Hedges with changes through equity	Subtotal assets at fair value	Level 1: quoted prices	Level 2: Estimates based on other directly observable market inputs	Level 3: Estimates not based on observable market data	Financial assets at amortized cost	Other financial assets at amortized cost	Subtotal financial assets at amortized cost	Fair value	Total carrying amount	Total fair value
Non-current financial investments	358	738	1,817	2,913	358	2,555	—	—	375	375	375	3,288	3,288
Equity instruments	358	—	—	358	358	—	—	—	—	—	—	358	358
Derivatives (Note 16)	—	738	1,817	2,555	—	2,555	—	—	—	—	—	2,555	2,555
Loans to third parties and other financial assets	—	—	—	—	—	—	—	—	375	375	375	375	375
Current financial investments	—	289	325	614	—	614	—	26	1,174	1,200	1,200	1,814	1,814
Loans to third parties and other financial assets	—	—	—	—	—	—	—	26	1,174	1,200	1,200	1,200	1,200
Derivatives (Note 16)	—	289	325	614	—	614	—	—	—	—	—	614	614
Total financial investments	**358**	**1,027**	**2,142**	**3,527**	**358**	**3,169**	**—**	**26**	**1,549**	**1,575**	**1,575**	**5,102**	**5,102**

2021

Millions of euros	Assets at fair value							Assets at amortized cost					
					Measurement hierarchy								
	Financial Assets at fair value with changes though equity	Financial assets at fair value with changes through income statement	Hedges with changes through equity	Subtotal assets at fair value	Level 1: quoted prices	Level 2: Estimates based on other directly observable market inputs	Level 3: Estimates not based on observable market data	Financial assets at amortized cost	Other financial assets at amortized cost	Subtotal assets at amortized cost	Fair value	Total carrying amount	Total fair value
Non-current financial investments	348	779	1,896	3,023	348	2,675	—	—	867	867	867	3,890	3,890
Equity instruments	348	—	—	348	348	—	—	—	—	—	—	348	348
Derivatives (Note 16)	—	779	1,896	2,675	—	2,675	—	—	—	—	—	2,675	2,675
Loans to third parties and other financial assets	—	—	—	—	—	—	—	—	867	867	867	867	867
Current financial investments	**—**	**88**	**663**	**751**	**—**	**751**	**—**	**53**	**746**	**799**	**800**	**1,550**	**1,551**
Loans to third parties and other financial assets	—	—	—	—	—	—	—	53	746	799	800	799	800
Derivatives (Note 16)	—	88	663	751	—	751	—	—	—	—	—	751	751
Total financial investments	**348**	**867**	**2,559**	**3,774**	**348**	**3,426**	**—**	**53**	**1,613**	**1,666**	**1,667**	**5,440**	**5,441**

Derivatives are measured using the valuation techniques and models normally used in the market, based on money-market curves and volatility prices available in the market.

Additionally, on this valuation, the credit valuation adjustment or CVA net for counterparty (CVA + DVA), which is the methodology used to measure the credit risk of the counterparties and of Telefónica itself is calculated to adjust the fair value determination of the derivatives. This adjustment reflects the possibility of insolvency or deterioration of the credit quality of the counterparty and Telefónica.

9.2 Financial assets at fair value with changes though income statement and hedges with changes through equity

These two categories include the fair value of outstanding derivative financial instruments at December 31, 2022 and 2021 (see note 16).

9.3 Financial assets at fair value with changes through equity

This category mainly includes the fair value of investments in listed companies (equity instruments) over which the Company does not have significant control or influence. The movement of items composing this category at December 31, 2022 and 2021 are as follows:

December 31, 2022

Millions of euros	Opening balance	Disposals	Fair value adjustments	Closing balance
Banco Bilbao Vizcaya Argentaria, S.A.	232	—	17	249
China Unicom (Hong Kong), Ltd.	80	—	25	105
Promotora de Informaciones, S.A. (PRISA)	36	(36)	4	4
Total	**348**	**(36)**	**46**	**358**

December 31, 2021

Millions of euros	Opening balance	Disposals	Fair value adjustments	Closing balance
Banco Bilbao Vizcaya Argentaria, S.A.	178	—	54	232
China Unicom (Hong Kong), Ltd	85	—	(5)	80
Promotora de Informaciones, S.A. (PRISA)	57	(50)	29	36
Total	**320**	**(50)**	**78**	**348**

In accordance with the change introduced in 2017 by the article 21 of Income Tax Law 27/2014 with respect to the non-deductible nature of the net losses generated by the sale of some investments with certain characteristics, the Company is not accruing the tax impacts of the fair value adjustments in its available-for-sale investments.

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA)
At December 31, 2022 and 2021 Telefónica, S.A.'s investment in BBVA represents 0.732% and 0.66%, respectively, of that company's share capital at each year-end.

Promotora de Informaciones, S.A. (Prisa)
At December 31, 2022 and 2021 Telefónica, S.A.'s investment in Prisa represents 1.87% and 9.03%, respectively of its share capital, at each year-end.

On May 19, 2022, Telefónica, S.A. sold 50 million shares of Prisa. The revenue from the sale amounts to 5 million euros and it is reflected under the caption "Net result on financial assets at fair value with changes through equity".

In December 2022 the Company registered a write-off on this investment amounting to 4 million euros under the caption "Net result on financial assets at fair value with changes through equity" caused by the significant drop in the quotation of Prisa's shares (50 million euros in 2021).

China Unicom (Hong Kong), Ltd.
The investment in China Unicom (182 million shares) represents 0.593% of that company's share capital both in 2022 and 2021. The shares are quoted in Hong Kong stock exchange.

The impacts shown in the column "Fair value adjustments" on both years include the fair value adjustments in the quotation of the three investments. These impacts are registered in the equity of the Company (note 11.2.).

The difference between the amount shown as "Fair Value adjustments" in this note and the "Valuation at market value" of Financial assets at fair value with changes through equity in 2022 and 2021 chart of movements in note 11 is due to hedges which partially offset the exchange rate impact in the valuation of China Unicom.



9.4 Financial assets at amortized cost

The breakdown of investments included in this category at December 31, 2022 and 2021 is as follows:

Millions of euros	2022	2021
Financial assets at amortized cost, non-current:		
Deposits related to real state properties	7	7
Collateral guarantees	365	565
Marketable debt securities	3	295
Financial assets at amortized cost, current:		
Loans to third parties	26	53
Marketable debt securities	939	591
Collateral guarantees	235	150
Other current financial assets	—	5
Total	**1,575**	**1,666**

Collaterals are classified in both years under the caption "Financial assets at amortized cost" and classified in accordance with the maturity of the underlying derivative instruments which they relate to.

In 2022, marketable debt securities under current caption refer to the notes with a total nominal value of 1,000 US million dollars issued by the international issue platform Single Platform Investment Repackaging Entity, S.A. ("Spire"). These notes are deposited in a securities account owned by Telefónica, S.A. In 2021 these instruments were accounted for as current and non-current according to the maturity date.

In relation with collateral contracts, there is an additional guarantee of 79,034 bonds issued by Telefónica Emisiones, S.A.U. deposited in a securities account owned by Telefónica, S.A. with a notional of 78 million euros as of December 31, 2022 (there were 166,678 bonds with a notional of 173 million euros as of December 31, 2021).

9.4.1 Loans to third parties

In 2022 and 2021 the concept of loans to third parties includes the uncollected amounts from financial entities as a result of the maturity of derivative instruments.

Note 10. Trade and other receivables

The breakdown of "Trade and other receivables" at December 31, 2022 and 2021 is as follows:

Millions of euros	2022	2021
Trade receivables	—	3
Trade receivables from Group companies and associates	166	191
Other receivables	2	—
Employee benefits receivable	1	1
Tax receivables (Note 17)	305	138
Total	**474**	**333**

"Trade receivables from Group companies and associates" mainly includes amounts receivable from subsidiaries for the impact of the rights to use the Telefónica brand and the monthly office rental fees (see note 7).

"Trade receivables" and "Trade receivables from Group companies and associates" in 2022 and 2021 include balances in foreign currency equivalent to 66 and 98 million euros, respectively.

In 2022 these amounts relate to receivables in US dollars and pounds sterling. The brand fee contract with Telefónica Venezuela which was nominated in Venezuelan bolivars has been amended in 2022 to US dollars. Accordingly, there are no outstanding amounts in Venezuelan bolivars as of December 2022.

In 2021 the amount corresponded to accounts receivable in US dollars and Venezuelan bolivars.

These balances give rise to exchange rate profits in the income statement of 3 million euros in 2022 (6 million euros of exchange rate losses in 2021).

Note 11. Equity

11.1 Capital and reserves

a) Share capital

2022

As of December 31, 2022, the share capital of Telefónica, S.A. was set at 5,775,237,554 euros and was divided into 5,775,237,554 common shares, of a single series and with a par value of 1 euro each, fully paid in. All the shares of the Company have the same characteristics and carry the same rights and obligations.

The impacts in 2022 share capital are detailed below:

On April 8, 2022 the Board of Directors of Telefónica, S.A. agreed to carry out the capital decrease with treasury share amortization previously approved by the General Shareholders' Meeting, held on the same date.

The share capital was reduced by 139,275,057 euros after the amortization of 139,275,057 treasury shares, with a par value of 1 euro each. The share capital of the Company was set at 5,639,772,963 euros, corresponding to 5,639,772,963 shares with a par value of 1 euro each. As a consequence of this transaction, the share premium reserve was reduced by 409 million euros.

The share capital decrease did not result in a cash distribution to the shareholders, as the amortized shares were treasury shares owned by the Company. Additionally, an unrestricted reserve totaling the par value of the amortized treasury shares (139,275,057 euros) was registered. This reserve for cancelled share capital can only be used if the same requirements as those applicable to the reduction of share capital are met. Therefore, in accordance with the Section 335.c) of the Corporate Enterprises Act, the creditors of the Company can not claim the opposition right disclosed in article 334 of the Corporate Enterprise Act.

On April 22, 2022 the deed of the capital decrease was registered in the Madrid Companies' Register.

On June 24, 2022, the deed was registered for a paid-up capital increase in the amount of 135,464,591 euros, in which 135,464,591 ordinary shares with a par value of 1 euro each were issued against reserves as part of the scrip dividend. Following the share capital increase, the share capital was set at 5,775,237,554 euros.

The shares of Telefónica, S.A. are represented by book entries that are listed on the Spanish Electronic Market (within the selective Ibex 35 index) and on the four Spanish Stock Exchanges (Madrid, Barcelona, Valencia and Bilbao), as well as on the New York and Lima Stock Exchanges (on these latter two Stock Exchanges through American Depositary Shares (ADSs), with each ADS representing one share of the Company).

2021

As of December 31, 2021, the share capital of Telefónica, S.A. was set at 5,779,048,020 euros and was divided into 5,779,048,020 common shares, of a single series and with a par value of 1 euro each, fully paid in. All the shares of the Company have the same characteristics and carry the same rights and obligations.

The impacts in 2021 share capital are detailed below:

On April 23, 2021 the Board of Directors of Telefónica, S.A. agreed to carry out the capital decrease with treasury share amortization previously approved by the General Shareholders' Meeting held on the same date.

The share capital was reduced by 82,896,466 euros after the amortization of 82,896,466 treasury shares, with a par value of 1 euro each. The share capital of the Company was set at 5,443,534,596 euros, corresponding to 5,443,534,596 shares with a par value of 1 euro each. As a consequence of this transaction, the share premium reserve was reduced by 305 million euros.

The share capital decrease did not result in a cash distribution to the shareholders, as the amortized shares were treasury shares owned by the Company. Additionally, an unrestricted reserve totaling the par value of the amortized treasury shares (82,896,466 euros) was registered. This reserve for cancelled share capital can only be used if the same requirements as those applicable to the reduction of share capital are met, in accordance with the Section 335.c) of the Corporate Enterprises Act. Therefore, the creditors of the Company can not claim the opposition right disclosed in article 334 of the Corporate Enterprise Act.

On May 5, 2021 the deed of the capital decrease was registered in the Madrid Companies' Register.

On June 22, 2021, the deed was registered for a paid-up capital increase in the amount of 194,518,911 euros, in which 194,518,911 ordinary shares with a par value of 1 euro each were issued against reserves as part of the scrip dividend. Following the share capital increase, the share capital was set at 5,638,053,507 euros.

On November 3, 2021 Telefónica announced its plans to propose to the Company's General Shareholders' Meeting the adoption of the appropriate corporate

resolutions for the redemption of a total of 1.65% of the treasury shares representing the share capital (October 25, 2021 according to the communiqué to the CNMV).

On December 23, 2021 the deed was registered for a paid-up capital increase in the amount of 140,994,513 euros, in which 140,994,513 ordinary shares with a par value of 1 euro each were issued against reserves as part of the scrip dividend. Following the share capital increase, the share capital was set at 5,779,048,020 euros.

Authorizations by Shareholders' Meeting

As regards the authorizations conferred in respect of the share capital, the shareholders acting at the Ordinary General Shareholders' Meeting held on June 12, 2020 resolved to delegate to the Board of Directors, as broadly as required by Law, pursuant to the provisions of Section 297.1.b) of the Companies Act, the power to increase the share capital on one or more occasions and at any time, within a period of five years from the date of adoption of such resolution, by the maximum nominal amount of 2,596,065,843 euros, equal to one-half of the share capital of the Company on the date of adoption of the resolution at the General Shareholders' Meeting, issuing and floating the respective new shares for such purpose with or without a premium, the consideration for which will consist of monetary contributions, with express provision for incomplete subscription of the shares to be issued. The Board of Directors was also authorized to exclude pre-emptive rights in whole or in part, as provided in section 506 of the Corporate Enterprises Act. However, the power to exclude pre-emptive rights is limited to 20% of the share capital on the date on which the resolution is adopted. In accordance with the above-mentioned authorization, as of the end of fiscal year 2022, the Board would be authorized to increase the share capital by the maximum nominal amount of 2,596,065,843 euros.

Furthermore, the Ordinary General Shareholders' Meeting of Telefónica, S.A. held on June 12, 2020 delegated to the Board of Directors, in accordance with the general rules governing the issuance of debentures and pursuant to the provisions of applicable law and the Company's By-Laws, the power to issue securities, including preferred shares and warrants, with the power to exclude the pre-emptive rights of shareholders. The aforementioned securities may be issued on one or more occasions, within a maximum period of five years as from the date of adoption of the resolution. The securities issued may be debentures, bonds, notes and other fixed-income securities, or debt instruments of a similar nature, or hybrid instruments in any of the forms admitted by Law (including, among others, preferred interests) both simple and, in the case of debentures, bonds and hybrid instruments, convertible into shares of the Company and/or exchangeable for shares of the Company, of any of the companies of its Group or of any other company, and/or giving the holders thereof an interest in the corporate earnings. Such delegation also includes warrants or other similar instruments that may entitle the holders thereof, directly or indirectly, to subscribe for or acquire newly-issued or outstanding shares, payable by physical delivery or through differences. The aggregate amount of the issuance or issuances of instruments that may be approved in reliance on this delegation may not exceed, at any time, 25,000 million euros or the equivalent thereof in another currency. In the case of notes and for purposes of the above-mentioned limits, the outstanding balance of those issued in reliance on the delegation shall be computed. In the case of warrants, and also for the purpose of such limit, the sum of the premiums and exercise prices of each issuance shall be taken into account. Moreover, under the aforementioned delegation resolution, the shareholders at the Ordinary General Shareholders' Meeting of Telefónica, S.A. resolved to authorize the Board of Directors to guarantee, in the name of the Company, the issuance of the aforementioned instruments issued by the companies belonging to its Group of companies, within a maximum period of five years as from the date of adoption of the resolution.

On the other hand, on June 8, 2018, shareholders voted to authorize the acquisition by the Board of Directors of Telefónica, S.A. treasury shares, up to the limits and pursuant to the terms and conditions established at the Shareholders' Meeting, within a maximum five-year period from that date. However, it specified that in no circumstances could the par value of the shares acquired, added to that of the treasury shares already held by Telefónica, S.A. and by any of its controlled subsidiaries, exceed the maximum legal percentage at any time.

At December 31, 2022 and 2021, Telefónica, S.A. held the following treasury shares:

		Euros per share			
	Number of shares	Acquisition price	Trading price	Market value (*)	%
Treasury shares at Dec 31 2022	85,217,621	4.00	3.39	288	1.476 %
Treasury shares at Dec 31 2021	139,329,370	3.92	3.85	537	2.411 %

(*) Millions of euros

The movement in treasury shares of Telefónica, S.A. during the years 2022 and 2021 is as follows:

	Number of shares
Treasury shares at 12/31/20	**98,231,380**
Acquisitions	122,032,764
Scrip dividend (see Note 11.d)	6,291,518
Share capital decrease	(82,896,466)
Employee share option plan (See Note 19.3)	(4,329,826)
Treasury shares at 12/31/21	**139,329,370**
Acquisitions	90,403,530
Scrip dividend (see Note 11.d)	563,415
Share capital decrease	(139,275,057)
Employee share option plan (See Note 19.3)	(5,391,956)
Disposals	(411,681)
Treasury shares at 12/31/22	**85,217,621**

Acquisitions
In 2022 and 2021 acquisition of treasury shares amounting to 365 and 478 million euros respectively, have been registered (see note 21).

Share redemption and disposals
On April 8, 2022 following the agreement of the General Shareholders' Meeting held on April 8, 2022, the share capital decrease was carried out with the amortization of 139,275,057 treasury shares with an impact of 548 million euros in this caption.

On May 5, 2021 following the agreement of the General Shareholders' Meeting held on April 23, 2021, the share capital decrease was carried out with the amortization of 82,896,466 treasury shares with an impact of 388 million euros in this caption.

Employee share option plan
Treasury shares related to share plans redemptions in 2022 and 2021 amount to 22 and 20 million euros, respectively.

Other instruments
The Company also has different derivative instruments, to be settled by offset, on a nominal value equivalent to 193 million of Telefónica shares in 2022 (192 million shares in 2021) registered in the balance sheet in accordance with their maturity date and fair value at year end 2022.

b) Legal reserve
According to the text of the Corporate Enterprises Act, companies must transfer 10% of profit for the year to a legal reserve until this reserve reaches at least 20% of share capital. The legal reserve can be used to increase capital by the amount exceeding 10% of the increased share capital amount. Except for this purpose, until the legal reserve exceeds the limit of 20% of share capital, it can only be used to offset losses, if there are no other reserves available. At December 31, 2022 and 2021, this reserve amounted to 1,059 and 1,038 million euros representing 18.34% and 17.97% of the share capital at the date, respectively.

c) Other reserves
“Other reserves” include:

- The “Revaluation reserve” which arose as a result of the revaluation made pursuant to Royal Decree-Law 7/1996 dated June 7. The revaluation reserve may be used, free of tax, to offset any losses incurred in the future and to increase capital. From January 1, 2007, it may be allocated to unrestricted reserves, provided that the capital gain has been realized. The capital gain will be deemed to have been realized in respect of the portion on which the depreciation has been recorded for accounting purposes or when the revalued assets have been transferred or derecognized. In this respect, at the end of 2022 and 2021, an amount of 4 million euros,, corresponding to revaluation reserves subsequently considered unrestricted has been reclassified to “Other reserves”. The balance of this reserve at December 31, 2022 and 2021 was 54 and 58 million euros, respectively.

- Reserve for cancelled share capital: In accordance with Section 335.c) of the Corporate Enterprises Act and to render null and void the right of opposition provided for in Section 334 of the same Act, whenever the Company decreases capital it records a reserve for cancelled share capital for an amount equal to the par value of the cancelled shares, which can only be used if the same requirements as those applicable to the reduction of share capital are met. The cumulative amount of the reserve for cancelled share capital at December 31, 2022 and 2021 totals 954 and 814 million euros, respectively.

- Pursuant to the provisions of Royal Decree 1514/2007, since 2008, after the distribution of profits for each year, the Company set aside a restricted reserve of 2 million euros for goodwill amortization. Pursuant to the provisions of Royal Decree 602/2016 of December 2, 2016 regarding the mandatory amortization of all intangible assets, the goodwill amortization as of January 1, 2015, amounting to 10 million euros was registered with a counterparty in this reserve.

- In addition to the restricted reserves explained above, "Other reserves" includes unrestricted reserves from gains obtained by the Company in prior years. In addition, this caption includes the equity impacts of the corporate transactions described in note 8. Thus, the segregation of the Argentinian business had a positive impact in reserves amounting to 84 million euros and shown as "Other movements" in the Statements of changes in Equity. On the other hand, the in-kind contribution of the investment in Telefónica Cyber Cloud & Tech, S.L. to Telefónica Tech, S.L. implied a

negative impact in reserves of 317 million euros. Moreover the liquidation of Sao Paulo Telecomunicaçoes, S.A. has raised a negative effect in reserves amounting to 441 million euros shown in the same line item.

d) Dividends

Dividend distribution in 2022

Approval was given at the General Shareholders' Meeting of April 8, 2022 to pay a dividend in two tranches. The first tranche through a scrip dividend amounting to approximately 0.15 euros per share took place on June 2022 and consist on the assignment of free allotment rights with an irrevocable purchase commitment by the Company. The second tranch amounting to approximately 0.15 euros per share took place in December 2022, after the adoption of the corresponding corporate resolutions.

At its meeting held on May 25, 2022, the Executive Commission of Telefónica, S.A. Board of Directors agreed to carry out the execution of the increase in paid-up capital, related to the shareholders compensation by means of a scrip dividend. Thus, each shareholder received one free allotment right for each Telefónica share held. Such free allotment rights were traded on the Continuous Market in Spain during a period of 15 calendar days. Once this trading period ended, the shareholders of 25.54% of the free-of-charge allotment rights accepted the irrevocable purchase commitment assumed by Telefónica, S.A. The payment to these shareholders was made on June 16, 2022. The gross impact of this dividend amounts to 213 million euros.

On the other hand, the shareholders of 74.46% of the free-of-charge allotment rights were entitled, therefore, to receive new shares of Telefónica, S.A. So the final number of shares issued on June 24, 2022 in the capital increase was 135,464,591 shares with a nominal value of 1 euro each.

The second tranch of the dividend was paid on December 15, 2022 and had an impact in equity amounting to 854 million euros.

Dividend distribution in 2021

Approval was given at the General Shareholders' Meeting of April 23, 2021 to pay a scrip dividend amounting to approximately 0.35 euros per share in two tranches, consisting of the assignment of free allotment rights with an irrevocable purchase commitment by the Company, and a subsequent capital increase by means of the issue of new shares to fulfill said allotments, following a specific calculation mechanism which might result in variations of the amount. The distribution of the first tranche, amounting approximately 0.20 euros per share, took place in June of 2021 and the second tranch amounting approximately 0.15 euros took place in December 2021, after the adoption of the corresponding corporate resolutions.

At its meeting held on May 26, 2021, the Executive Commission of Telefónica, S.A. Board of Directors agreed to carry out the execution of the increase in paid-up capital, related to the shareholders compensation by means of a scrip dividend. Thus, each shareholder received one free allotment right for each Telefónica share held. Such free allotment rights were traded on the Continuous Market in Spain during a period of 15 calendar days. Once this trading period ended, the shareholders of 28.53% of the free-of-charge allotment rights accepted the irrevocable purchase commitment assumed by Telefónica, S.A. Cash payment to these shareholders was made on June 17, 2021. The gross impact of this dividend amounts to 308 million euros.

On the other hand, the shareholders of 71.47% of the free-of-charge allotment rights were entitled, therefore, to receive new shares of Telefónica, S.A. So the final number of shares issued after June 22, 2021 in the capital increase was 194,518,911 shares with a nominal value of 1 euro each.

The Executive Commission of Telefónica, S.A. Board of Directors meeting of November 3, 2021 agreed the implementation of the second capital increase with charge to reserves related to the shareholder compensation by means of a scrip dividend. Thus, each shareholder received 1 free allotment right for each Telefónica share held. The shareholders of 34.98% of the free-of-charge allotment rights accepted the irrevocable purchase commitment assumed by Telefónica, S.A. Cash payment was made on December 17, 2021 and had an impact in equity amounting to 292 million euros.

On the other hand, the shareholders of 65.02% of the free-of-charge allotment rights were entitled, therefore, to receive new shares of Telefónica, S.A. So the final number of shares issued on December 23, 2021 in the capital increase was 140,994,513 shares with a nominal value of 1 euro each.

11.2 Unrealized gains (losses) reserve

The movements in the items composing "Unrealized gains (losses) reserve" in 2022 and 2021 are as follows:

2022

Millions of euros	Opening balance	Valuation at market value	Tax effect of additions	Amounts transferred to income statement	Tax effect of transfers	Closing balance
Financial assets at fair value with changes through equity (Note 9.3)	(52)	37	—	1	—	(14)
Cash flow hedges	93	1,135	(284)	(531)	133	546
Total	**41**	**1,172**	**(284)**	**(530)**	**133**	**532**

2021

Millions of euros	Opening balance	Valuation at market value	Tax effect of additions	Amounts transferred to income statement	Tax effect of transfers	Closing balance
Financial assets at fair value with changes through equity (Note 9.3)	(124)	122	—	(50)	—	(52)
Cash flow hedges	(491)	1,461	(365)	(683)	171	93
Total	**(615)**	**1,583**	**(365)**	**(733)**	**171**	**41**

Since 2018, the Company includes the fair value hedges, whose impacts are generated and transferred to the income statement in the same period, in the statement of recognized income and expense in equity, and transfers the amounts to the income statement of the same period. The impacts are shown in the column "Valuation at market value" and with the opposite sign in the column "Amounts transferred to income statement" of the tables above.

Note 12. Financial liabilities

The breakdown of "Financial liabilities" at December 31, 2022 and 2021 is as follows:

2022

	LIABILITIES AT FAIR VALUE						LIABILITIES AT AMORTIZED COST			
				MEASUREMENT HIERARCHY						
Millions of euros	**Financial liabilities with changes through income statement**	**Hedges with changes through equity**	**Subtotal financial liabilities at fair value**	**Level 1: quoted prices**	**Level 2: Estimates based on other directly observable market inputs**	**Level 3: Estimates not based on other directly observable market data**	**Financial liabilities at amortized cost**	**Fair value of financial liabilities**	**TOTAL CARRYING AMOUNT**	**TOTAL FAIR VALUE**
Non-current financial liabilities	**860**	**1,048**	**1,908**	**—**	**1,908**	**—**	**34,935**	**32,336**	**36,843**	**34,244**
Payable to Group companies and associates			—	—	—	—	33,405	30,772	33,405	30,772
Bank borrowings			—	—	—	—	372	406	372	406
Derivatives (Note 16)	860	1,048	1,908	—	1,908	—	—	—	1,908	1,908
Other financial liabilities	—	—	—	—	—	—	1,158	1,158	1,158	1,158
Current financial liabilities	**269**	**7**	**276**	**—**	**276**	**—**	**10,132**	**10,133**	**10,408**	**10,409**
Payable to Group companies and associates	—	—	—	—	—	—	9,950	9,950	9,950	9,950
Bank borrowings	—	—	—	—	—	—	181	182	181	182
Derivatives (Note 16)	269	7	276	—	276	—	—	—	276	276
Other financial liabilities	—	—	—	—	—	—	1	1	1	1
Total financial liabilities	**1,129**	**1,055**	**2,184**	**—**	**2,184**	**—**	**45,067**	**42,469**	**47,251**	**44,653**

2021	LIABILITIES AT FAIR VALUE						LIABILITIES AT AMORTIZED COST			
				MEASUREMENT HIERARCHY						
Millions of euros	Financial liabilities with changes through income statement	Hedges with changes through equity	Subtotal financial liabilities at fair value	Level 1: quoted prices	Level 2: Estimates based on other directly observable market inputs	Level 3: Estimates not based on other directly observable market data	Financial liabilities at amortized cost	Fair value of financial liabilities	TOTAL CARRYING AMOUNT	TOTAL FAIR VALUE
Non-current financial liabilities	**656**	**1,168**	**1,824**	**—**	**1,824**	**—**	**36,135**	**41,004**	**37,959**	**42,828**
Payable to Group companies and associates	—	—	—	—	—	—	35,141	40,065	35,141	40,065
Loans with financial entities	—	—	—	—	—	—	415	360	415	360
Derivatives (Note 16)	656	1,168	1,824	—	1,824	—	—	—	1,824	1,824
Other financial liabilities	—	—	—	—	—	—	579	579	579	579
Current financial liabilities	**129**	**207**	**336**	**—**	**336**	**—**	**9,810**	**9,863**	**10,146**	**10,199**
Payable to Group companies and associates	—	—	—	—	—	—	8,364	8,413	8,364	8,413
Loans with financial entities	—	—	—	—	—	—	1,416	1,420	1,416	1,420
Bonds and other marketable debt securities	—	—	—	—	—	—	30	30	30	30
Derivatives (Note 16)	129	207	336	—	336	—	—	—	336	336
Total financial liabilities	**785**	**1,375**	**2,160**	**—**	**2,160**	**—**	**45,945**	**50,867**	**48,105**	**53,027**

Derivatives are measured using the valuation techniques and models normally used in the market, based on money-market curves and volatility prices available in the market.

Additionally, on this valuation, the credit valuation adjustment or CVA net for counterparty (CVA + DVA), which is the methodology used to measure the credit risk of the counterparties and of Telefónica itself is calculated to adjust the fair value determination of the derivatives. This adjustment reflects the possibility of insolvency or deterioration of the credit quality of the counterparty and Telefónica. The calculation of the fair values of the Company's financial debt instruments required an estimate for each currency of a credit spread curve using the prices of the Company's bonds and credit derivatives.

Note 13. Bonds and other marketable debt securities

This caption, at December 31, 2022 and 2021, only includes a promissory notes program.

The features of the 2022 program are the following:

Amount	Placement system	Nominal amount of the Promissory notes	Terms of the Promissory notes	Placement
500 millions of euros	Auctions	100,000 euros	30, 60, 90, 180 and 364 days	Competitive auctions
	Tailored	100,000 euros	Between 3 and 364 days	Specific transactions

The features of the 2021 program are the following:

Amount	Placement system	Nominal amount of the Promissory notes	Terms of the Promissory notes	Placement
2,000 millions of euros	Auctions	100,000 euros	30, 60, 90, 180, 365, 540 and 731 days	Competitive auctions
	Tailored	100,000 euros	Between 3 and 731 days	Specific transactions

The balances and movements of the financial instruments included under this caption at December 31, 2022 and 2021 are as follows:

	2022	2021
Millions of euros	**Other marketable debt securities (Promissory notes)**	**Other marketable debt securities (Promissory notes)**
Opening balance	**30**	**269**
Additions	—	54
Disposals	(30)	(293)
Closing balance	**—**	**30**
Details of maturities:		
Non-current	—	—
Current	—	30

There were no promissory notes issuance in 2022 (the average interest rate during 2021 was -0.45%).

Note 14. Interest-bearing debt and derivatives

14.1 Detail of debt balances

The balances at December 31, 2022 and 2021 are as follows:

December 31, 2022			
Millions of euros	**Current**	**Non-current**	**Total**
Loans with financial entities (Note 12)	181	372	553
Derivatives (Note 16)	276	1,908	2,184
Total	**457**	**2,280**	**2,737**

December 31, 2021			
Millions of euros	**Current**	**Non-current**	**Total**
Loans with financial entities (Note 12)	1,416	415	1,831
Derivatives (Note 16)	336	1,824	2,160
Total	**1,752**	**2,239**	**3,991**

14.2 Disclosure of nominal amount of debts

The nominal values of the main interest-bearing debts at December 31, 2022 and 2021 are as follows:

2022					
Description	**Value Date**	**Maturity Date**	**Currency**	**Limit 12/31/2022 (millions of local currency)**	**Balance (millions of euros)**
Structured Financing (*)	02/22/2013	01/31/2023	USD	12	12
Structured Financing (*)	08/01/2013	10/31/2023	USD	27	25
Structured Financing (*)	12/11/2015	03/11/2026	USD	238	223
Structured Financing (*)	12/11/2015	03/11/2026	EUR	161	161
Bilateral Loan	09/26/2022	12/15/2032	EUR	—	150

(*) Facilities with amortization schedule, showing in the column "Limit 12/31/2022" the outstanding amount.

2021					
Description	**Value Date**	**Maturity Date**	**Currency**	**Limit 12/31/2021 (millions of local currency)**	**Balance (millions of euros)**
Structured Financing (*)	02/22/2013	01/31/2023	USD	82	72
Structured Financing (*)	08/01/2013	10/31/2023	USD	100	89
Structured Financing (*)	12/11/2015	03/11/2026	USD	326	288
Structured Financing (*)	12/11/2015	03/11/2026	EUR	221	221

(*) Facilities with amortization schedule, showing in the column "Limit 12/31/2021" the outstanding amount.

14.3 Maturities of balances

The maturity of balances at December 31, 2022 and 2021 are as follows:

December 31, 2022	Maturity						
Millions of euros	2023	2024	2025	2026	2027	Subsequent years	Closing balance
Loans with financial entities	181	40	111	77	(5)	149	553
Derivatives (Note 16)	276	109	70	103	515	1,111	2,184
Total	**457**	**149**	**181**	**180**	**510**	**1,260**	**2,737**

December 31, 2021	Maturity						
Millions of euros	2022	2023	2024	2025	2026	Subsequent years	Closing balance
Loans with financial entities	1,416	48	81	177	109	—	1,831
Derivatives (Note 16)	336	133	32	15	45	1,599	2,160
Total	**1,752**	**181**	**113**	**192**	**154**	**1,599**	**3,991**

14.4 Interest-bearing debt arranged or repaid in 2022

The most significant transactions in 2022 mainly includes the following:

Description	Limit Dec 31 2022 (millions)	Currency	Outstanding balance Dec 31 2022 (million euros)	Arrangement date	Maturity date	Drawdown 2022 (million euros)	Repayment 2022 (million euros)
Telefónica, S.A.							
Bilateral Loan	—	EUR	150	09/26/2022	12/15/2032	150	—
Syndicated (1)	5,500	EUR	—	03/15/2018	01/13/2027	—	—
Bilateral Loan	125	EUR	—	12/23/2022	—	—	—

(1) On January 13, 2022, there was a maturity extension of the syndicated credit facility of Telefónica, S.A. for 5,500 million euros. The loan has two annual extension options at Telefónica, S.A. request with a maturity maximum up to 2029.

14.5 Average interest on loans and borrowings

The average interest rate in 2022 on loans and borrowings denominated in euros was -0.128% (0.2467% in 2021) and 2.289% (1.512% in 2021) for foreign-currency loans and borrowings.

14.6 Unused credit facilities

The balances of loans and borrowings only relate to drawn down amounts.

At December 31, 2022 and 2021, Telefónica had undrawn credit facilities amounting to 9,994 million euros and 10,415 million euros, respectively.

Financing arranged by Telefónica, S.A. at December 31, 2022 and 2021 is not subject to compliance with financial ratios (covenants).

Note 15. Payable to group companies and associates

15.1 Detail of group debts

The breakdown of payable to group companies and associates at the 2022 and 2021 year ends is as follows:

December 31, 2022 Millions of euros	Non-current	Current	Total
Loans	33,396	9,381	42,777
Trade payables to Group companies and associates	7	122	129
Derivatives (Note 16)	—	21	21
Tax Group payables to subsidiaries	2	426	428
Total	**33,405**	**9,950**	**43,355**

December 31, 2021 Millions of euros	Non-current	Current	Total
Loans	35,115	7,947	43,062
Trade payables to Group companies and associates	2	125	127
Derivatives (Note 16)	—	2	2
Tax Group payables to subsidiaries	24	290	314
Total	**35,141**	**8,364**	**43,505**

The maturity of these loans at the 2022 and 2021 year ends is as follows (figures in millions of euros):

December 31, 2022 Company	2023	2024	2025	2026	2027	2028 and subsequent years	Final balance, current and non-current
Telefónica Emisiones, S.A.U.	1,625	999	2,009	1,840	3,636	16,359	26,468
Telefónica Europe, B.V.	1,466	999	1,297	997	996	4,264	10,019
Telfisa Global, B.V.	6,290	—	—	—	—	—	6,290
Total	**9,381**	**1,998**	**3,306**	**2,837**	**4,632**	**20,623**	**42,777**

December 31, 2021

Company	2022	2023	2024	2025	2026	2027 and subsequent years	Final balance, current and non-current
Telefónica Emisiones, S.A.U.	3,162	1,295	999	2,017	1,261	20,083	28,817
Telefónica Europe, B.V.	1,205	1,497	998	1,296	996	4,508	10,499
Telfisa Global, B.V.	3,580	—	—	—	—	—	3,580
Telefónica de Argentina, S.A.	—	—	—	—	159	—	159
Other companies	—	—	—	—	—	7	7
Total	**7,947**	**2,792**	**1,997**	**3,313**	**2,416**	**24,598**	**43,062**

Financing raised by Telefónica, S.A. through its subsidiary Telefónica Europe, B.V. at December 31, 2022 amounting 10,019 million euros (10,499 million euros in 2021). This financing entails a number of loans paying market interest rates calculated on a Euribor plus spread basis, with average interest rates at December 31, 2021 of 4.11% (3.64% in 2021). The main source of this financing was the funds obtained through the issuance of undated deeply subordinated reset rate guaranteed securities amounting to 7,564 million euros (7,443 million euros in 2021), bonds and debentures amounting to 1,689 million euros (1,557 million euros in 2021) and commercial paper amounting to 500 million euros (999 million euros in 2021).

Financing raised by Telefónica, S.A. through Telefónica Emisiones, S.A.U. at December 31, 2022 was 26,468 million euros (28,817 million euros in 2021). This financing is arranged as loans between these companies on the similar terms and conditions as those of the notes issued under the debt issuance programs of Telefónica Emisiones, S.A.U. The average interest rate in 2022 was 3.23% (3.40% in 2021). The financing arranged includes, as a related cost, the fees or premiums taken to the income statement for the period corresponding to the financing based on the corresponding effective interest rates. Telefónica Emisiones, S.A.U. raised financing in 2022 by tapping the European capital markets, issuing bonds totaling 1,100 million euros (in 2021 there has not been bonds issuances).

Part of the amount owed by Telefónica, S.A. to Telefónica Emisiones, S.A.U. and to Telefónica Europe, B.V. includes adjustments to amortized cost at December 31, 2022 and 2021 as a result of fair value interest rate and exchange rate hedges.

Telfisa Global, B.V. centralizes and handles cash management and flows for the Telefónica Group in Latin America, the United States, Europe and Spain. The balance payable to this subsidiary is formalized through several deposit agreements accruing interest at market rates and amounting to 6,290 million euros in 2022 (3,580 million euros in 2021).

In 2021 disclosure chart it is shown a loan granted in September 2021 by Telefónica de Argentina, S.A. amounting to 180 million US dollars (equivalent to 159 million euros at year end exchange rates), maturity date in 2026 and a variable interest rate referred to Libor. The loan has been repaid prior to its maturity during 2022, as detailed in note 21.

15.2 Tax liabilities

The balance of "Payable to subsidiaries due to taxation on a consolidated basis" was 428 and 314 million euros at December 31, 2022 and 2021, respectively. This basically includes payables to Group companies for their contribution of taxable income (tax loss carryforwards) to the tax group headed by Telefónica, S.A. (see note 17). The current or non-current classification is based on the Company's projection of maturities.

The most significant balances in 2022 correspond to Telefónica Latinoamérica Holding, S.L.. amounting to 370 million euros, Telefónica Hispanoamérica, S.A. amounting to 24 million euros and Telefónica Digital España, S.L. amounting 8 million euros.

The most significant balances in 2021 corresponded to Telefónica de España, S.A.U. amounting to 110 million euros, Telefónica Móviles de España, S.A.U. amounting to 40 million euros, Telefónica Latinoamérica Holding, S.L. amounting to 52 million euros, Telefónica Hispanoamérica, S.A. amounting to 36 million euros and Telefónica Digital España, S.L.U. amounting 21 million euros.

Note 16. Derivative financial instruments and risk management policies

a) Derivative financial instruments

During 2022, the Group continued to use derivatives to limit interest and exchange rate risk on otherwise unhedged positions, and to adapt its debt structure to market conditions.

At December 31, 2022, the total outstanding balance of derivatives transactions was 64,079 million euros (64,658 million euros in 2021), of which 42,040 million euros related to interest rate risk and 22,039 million euros to foreign currency risk. In 2021, 38,248 million euros related to interest rate risk and 26,410 million euros to foreign currency risk.

This figure is inflated by the use, in some cases, of several levels of derivatives applied to the nominal value of a single underlying liability. For example, a foreign currency loan can be hedged into floating rate, and then each interest rate period can be fixed using a fixed rate hedge, or FRA (forward rate agreement). The high volume is also due to the fact that when a derivative transaction is cancelled, the Company may either cancel the derivative or take the opposite position, which cancels out the variability thereof. The second option is usually chosen in order to cut costs. Even using such techniques to reduce the position, it is still necessary to take extreme care in the use of derivatives to avoid potential problems arising through error or a failure to understand the real position and its associated risks.

It should be noted that at December 31, 2022, Telefónica, S.A. had transactions with financial institutions to hedge exchange rate risk for other Telefónica Group companies amounting to 631 million euros (501 million euros in 2021). At year-end 2022 and 2021, the Company had no transactions to hedge interest rate risk for other Group companies. These external trades are matched by intragroup hedges with identical terms and maturities between Telefónica, S.A. and Group companies, and therefore involve no risk for the Company. External derivatives not backed by identical intragroup transactions consist of hedges on net investment and future acquisitions that, by their nature, cannot be transferred to Group companies and/or transactions to hedge financing raised by Telefónica, S.A. as parent company of the Telefónica Group, which are transferred to Group subsidiaries in the form of financing rather than via derivative transactions.

The breakdown of Telefónica, S.A.'s interest rate and exchange rate derivatives at December 31, 2022, their notional amounts at year end and the expected maturity schedule is as follows:

2022					
Millions of euros		**Telefónica receives**		**Telefónica pays**	
Type of risk	**Value in Euros**	**Carrying**	**Currency**	**Carrying**	**Currency**
Euro interest rate swaps	**25,792**				
Fixed to floating	14,439	14,439	EUR	14,439	EUR
Floating to fixed	11,353	11,353	EUR	11,353	EUR
Foreign currency interest rate swaps	**16,248**				
Fixed to floating					
GBPGBP	451	400	GBP	400	GBP
USDUSD	14,935	15,943	USD	15,943	USD
Floating to fixed					
USDUSD	862	920	USD	920	USD
Exchange rate swaps	**16,908**				
Fixed to fixed					
EURUSD	2,185	2,185	EUR	2,333	USD
GBPEUR	582	500	GBP	582	EUR
Fixed to floating					
JPYEUR	95	15,000	JPY	95	EUR
Floating to floating					
EURUSD	703	703	EUR	750	USD
GBPEUR	448	400	GBP	448	EUR
USDEUR	12,895	14,403	USD	12,895	EUR
Forwards	**5,131**				
BRLEUR	209	1,143	BRL	209	EUR
EURPEN	30	30	EUR	122	PEN
CZKEUR	85	2,095	CZK	85	EUR
EURBRL	2,567	2,567	EUR	14,296	BRL
EURCLP	57	57	EUR	52,274	CLP
EURGBP	796	796	EUR	706	GBP
EURMXN	1	1	EUR	30	MXN
EURUSD	750	750	EUR	801	USD
GBPEUR	25	21	GBP	25	EUR
USDBRL	20	21	USD	113	BRL
USDCLP	7	6	USD	6,054	CLP
USDCOP	2	2	USD	11,543	COP
USDEUR	571	609	USD	571	EUR
USDPEN	3	3	USD	11	PEN
CLPUSD	1	1,404	CLP	1	USD
BRLUSD	7	43	BRL	8	USD
TOTAL	**64,079**				

The breakdown by average maturity is as follows:

Millions of euros

Hedged underlying item	Notional	Up to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years
Pension Plans	**7,008**	**754**	**2,073**	**2,262**	**1,919**
Loans	**2,174**	**1,004**	**1,057**	**18**	**95**
In national currency	1,575	775	800	—	—
In foreign currencies	599	229	257	18	95
Debentures and bonds MtM	**44,352**	**4,866**	**489**	**12,705**	**26,292**
In national currency	6,500	2,200	125	100	4,075
In foreign currencies	37,852	2,666	364	12,605	22,217
Other underlying (*)	**10,545**	**8,226**	**319**	**—**	**2,000**
CCS	2,185	2,185	—	—	—
Forward	5,132	5,132	—	—	—
IRS	3,228	909	319	—	2,000
Total	**64,079**	**14,850**	**3,938**	**14,985**	**30,306**

(*) Most of these transactions are related to economic hedges of investments, assets and liabilities of subsidiaries.

The breakdown of Telefónica, S.A.'s derivatives in 2021, their notional amounts at year end and the expected maturity schedule is as follows:

2021					
Millions of euros		**Telefónica receives**		**Telefónica pays**	
Type of risk	**Value in Euros**	**Carrying**	**Currency**	**Carrying**	**Currency**
Euro interest rate swaps	**22,265**				
Fixed to fixed	75	75	EUR	75	EUR
Fixed to floating	11,250	11,250	EUR	11,250	EUR
Floating to fixed	10,940	10,940	EUR	10,940	EUR
Foreign currency interest rate swaps	**15,983**				
Fixed to floating					
GBPGBP	476	400	GBP	400	GBP
USDUSD	14,695	16,644	USD	16,644	USD
Floating to fixed					
USDUSD	812	920	USD	920	USD
Exchange rate swaps	**16,831**				
Fixed to fixed					
EURBRL	46	46	EUR	288	BRL
EURUSD	2,943	2,943	EUR	3,333	USD
GBPEUR	757	650	GBP	757	EUR
MXNUDI	359	5,322	MXN	1,170	UDI
UDIMXN	230	1,170	UDI	5,322	MXN
Fixed to floating					
JPYEUR	95	15,000	JPY	95	EUR
Floating to floating					
CHFEUR	662	662	EUR	750	USD
GBPEUR	448	400	GBP	448	EUR
USDEUR	11,291	12,734	USD	11,291	EUR
Forwards	**9,579**				
BRLEUR	94	628	BRL	94	EUR
CHFEUR	144	150	CHF	144	EUR
CLPEUR	1	536	CLP	1	EUR
CZKEUR	66	1,708	CZK	66	EUR
EURBRL	5,153	5,153	EUR	32,573	BRL
EURCLP	55	55	EUR	52,750	CLP
EURGBP	1,939	1,939	EUR	1,629	GBP
EURMXN	1	1	EUR	15	MXN
EURUSD	855	855	EUR	969	USD
GBPEUR	597	510	GBP	597	EUR
USDBRL	12	13	USD	77	BRL
USDCLP	4	4	USD	3,579	CLP
USDCOP	1	1	USD	4,058	COP
USDEUR	654	743	USD	654	EUR
USDGBP	1	1	USD	1	GBP
USDPEN	2	2	USD	9	PEN
Subtotal	**64,658**				

The breakdown by average maturity is as follows:

Millions of euros

Hedged underlying item	Notional	Up to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years
Pension plans	**5,357**	**758**	**1,507**	**2,177**	**915**
Loans	**3,478**	**1,168**	**2,105**	**110**	**95**
In national currency	2,500	775	1,725	—	—
In foreign currencies	978	393	380	110	95
Debentures and bonds MtM	**40,420**	**492**	**4,845**	**5,188**	**29,895**
In national currency	5,217	317	2,200	725	1,975
In foreign currencies	35,203	175	2,645	4,463	27,920
Other underlying (*)	**15,403**	**13,383**	**1,637**	**136**	**247**
CCS	3,575	2,762	430	136	247
Forward	9,581	9,581	—	—	—
IRS	2,247	1,040	1,207	—	—
Total	**64,658**	**15,801**	**10,094**	**7,611**	**31,152**

(*) Most of these transactions are related to economic hedges of investments, assets and liabilities of subsidiaries.

The debentures and bonds hedged relate to both those issued by Telefónica, S.A. and intragroup loans on the same terms as the issues of Telefónica Europe, B.V. and Telefónica Emisiones, S.A.U.

b) Risk management policy

Telefónica, S.A. is exposed to various financial market risks as a result of: (i) its ordinary business activity, (ii) debt incurred to finance its business, (iii) its investments in companies, and (iv) other financial instruments related to the above commitments.

The main market risks affecting Telefónica are as follows:

Exchange rate risk

Foreign currency risk primarily arises in connection with: (i) Telefónica's international presence, through its investments and businesses in countries that use currencies other than euro (primarily in Latin America and in the United Kingdom), and (ii) debt denominated in currencies other than that of the country where the business is conducted or the home country of the company incurring such debt and (iii) due to those accounts payable or receivable referred to the entity that has registered the transaction.

Interest rate risk

Interest rate risk arises primarily in connection with changes in interest rates affecting (i) financial expenses on floating rate debt (or short-term debt likely to be renewed), (ii) the value of non-current liabilities at fixed interest rates and (iii) financial expenses and principal payments of inflation-linked financial instruments, considering interest rate risk as the impact of changes in inflation rates.

Share price risk

Share price risk arises primarily from changes in the value of the equity investments (that may be bought, sold or otherwise involved in transactions), from changes in the value of derivatives associated with such investments, from changes in the value of treasury shares and from derivatives on treasury shares.

Other risks

Telefónica, S.A. is also exposed to liquidity risk if a mismatch arises between its financing needs (operating and financial expense, investment, debt redemptions and dividend commitments) and its sources of finance (revenues, divestments, credit lines from financial institutions and capital market operations). The cost of finance could also be affected by changes in the credit spreads (over benchmark rates) demanded by lenders.

Credit risk appears when a counterparty fails to meet or delays its payment obligations in accordance with the agreed terms, driving an impairment in an asset due to: (i) solvency issues, or (ii) no intention to pay.

Finally, Telefónica is exposed to country risk (which overlaps with market and liquidity risks). This refers to the possible decline in the value of assets, cash flows generated, or cash flows returned to the parent company as a result of political, economic or social instability in the countries where Telefónica, S.A. operates, especially in Latin America.

Risk management

Telefónica, S.A. actively manages these risks through the use of derivatives (primarily on exchange rates, interest rates, credit and share prices) and by incurring debt in local currencies, where appropriate, with a view to optimize the financial cost and to stabilizing cash flows,

the income statement and investments. In this way, Telefónica attempts to protect its solvency, facilitate financial planning and take advantage of investment opportunities.

Telefónica manages its exchange rate risk and interest rate risk in terms of net debt and net financial debt internally calculated. Telefónica believes that these parameters are more appropriate to understand its debt position. Net debt and net financial debt take into account the impact of the Group’s cash and cash equivalents balances including derivative positions with a positive value linked to liabilities. Neither net debt nor net financial debt as calculated by Telefónica should be considered an alternative to gross financial debt (the sum of current and non-current interest-bearing debt).

Exchange rate risk

The fundamental objective of the exchange rate risk management policy is that, in case of depreciation in foreign currencies relative to the euro, any potential losses is hedged in the value of the business investment in foreign currency. The degree of exchange rate hedging employed varies depending on the type of investment. For transactions of purchase or sale of a business in currencies other than euro, additional hedges can be made based on the estimate prices of the transactions or on estimated cash flows.

Telefónica occasionally takes out dollar-denominated debt to hedge the euro-dollar intermediate component in the relation euro-Latin American currencies, either in Spain (where such debt is associated with an investment as long as it is considered to be an effective hedge) or in the country itself, where the market for local currency financing or hedges may be inadequate or non-existent.

At December 31, 2022, net financial debt in pounds sterling was equivalent to 597 million euros (374 million euros at December 31, 2021). The synthetic debt target denominated in pounds sterling will be directly related to the flows that are expected to be repatriated from VMED O2 UK.

Telefónica also manages its exchange rate risk seeking to significantly reduce the negative impact of any currency exposure on the income statement, both from transactions recognized on the balance sheet and those classified as highly probable, regardless of whether or not open positions are held. Such open position exposure can arise for any of three reasons: (i) a thin market for local derivatives or difficulty in obtaining funding in the local currency, making it impossible to arrange a low-cost hedge (as in Argentina and Venezuela); (ii) financing through intra-group loans, where the accounting treatment of exchange rate risk is different from that for funding through capital contributions, and (iii) as the result of a deliberate policy decision, to avoid the high cost of hedges that are not warranted by expectations or high depreciation risks.

The main transactions that generate or may generate exchange rate risk (regardless of whether or not they have an impact on the income statement) are, among others: bond issuances in currencies other than the euro, which is Telefónica, S.A.'s functional currency, highly probable transactions in other currencies, future cash inflows in other currencies, investments and divestments, provisions for collections or payments and collections in foreign currency, the actual value of the investments (subsidiaries) in currencies other than the euro.

Interest rate risk

Telefónica´s financial expenses are exposed to changes in interest rates. In 2022 the Euro, Brazilian Real, British Pound and the US dollar were the short term rates that accounted for most of the exposure. Telefónica manages its interest rate risk by entering into derivative financial instruments, primarily swaps and interest rate options.

Telefónica analyzes its exposure to changes in interest rates at the Telefónica Group level. The table illustrates the sensitivity of finance costs and the balance sheet to variability in interest rates at Group and Telefónica, S.A. level.

	Impact on Consolidated P/L	Impact on Telefónica, S.A. P/L	Impact on Consolidated Equity	Impact on Telefónica, S.A. Equity
+100bp	(34)	(18)	61	(107)
-100bp	34	18	(61)	107

To calculate the sensitivity of the income statement, a 100 basis point rise in interest rates in all currencies in which there are financial positions at December 31, 2022 has been assumed, as well as a 100 basis point decrease in all currencies in order to avoid negative rates.
The constant position equivalent to that prevailing at the end of the year has also been assumed.

To calculate the sensitivity of equity to variability in interest rates, a 100 basis point increase in interest rates in all currencies and terms in which there are financial positions at December 31, 2022 was assumed, as well as a 100 basis point decrease in all currencies and terms. Cash flow hedge positions were also considered as they are the only positions where changes in market value due to interest-rate fluctuations are recognized in equity.

In both cases, only transactions with external counterparties have been considered.

Share price risk

The Telefónica Group is exposed to changes in the value of equity investments, of derivatives associated with such investments, of share-based payments plans, of treasury shares and of equity derivatives over treasury shares.

According to the share-based payments plans (see note 19) the shares to be delivered to employees under such plan may be either the parent company treasury shares, acquired by Telefónica or any of its Group companies; or newly-issued shares. The possibility of delivering shares to beneficiaries of the plan in the future implies a risk since there could be an obligation to hand over the maximum number of shares granted at the end of each cycle, whose acquisition (in the event of acquisition in the market) in the future could imply a higher cash outflow than required on the start date of each cycle if the share price at the vesting date is above the price at the start of the cycle. In the event that new shares are issued for delivery to the beneficiaries of the plan, there would be a dilutive effect for ordinary shareholders of Telefónica as a result of the higher number of shares delivered under such plan outstanding.

In 2018, the General Shareholder's Meeting approved a long-term incentive plan consisting of the delivery of shares of Telefónica, S.A. allocated to executives and managers of the Telefónica Group. In 2021, the General Shareholder's Meeting approved a new long-term incentive plan consisting of the delivery of shares of Telefónica, S.A. allocated to executives and managers of the Telefónica Group.

Additionally, the 2022 Shareholder's Meeting approved a share plan for the incentivized purchase of shares for employees of the Telefónica Group, which was implemented in June 2022. The characteristics of these three plans are described in note 19.

To reduce the risk associated with variations in share price under these plans, Telefónica could acquire instruments that hedge the risk profile of some of these plans.

In addition, part of the treasury shares of Telefónica, S.A. held at December 31, 2022 might be used to hedge the shares deliverable under the new plans. The fair value of the treasury shares at liquidation moment could increase or decrease depending on the variations in Telefónica, S.A.'s share quotation.

Liquidity risk

Telefónica seeks to match the schedule for its debt maturity payments to its capacity to generate cash flows to meet these maturities, while allowing for some flexibility. In practice, this has been translated into two key principles:

1. Telefónica's average maturity of net financial debt is intended to stay above 6 years, or be restored above that threshold in a reasonable period of time if it eventually falls below it. This principle is considered as a guideline when managing debt and access to credit markets, but not a rigid requirement. When calculating the average maturity for the net financial debt and part of the undrawn credit lines can be considered as offsetting the shorter debt maturities, and extension options on some financing facilities may be considered as exercised, for calculation purposes.
2. Telefónica must be able to pay all commitments over the next 12 months without accessing new borrowing or tapping the capital markets (drawing upon firm credit lines arranged with banks), assuming budget projections are met.

Country risk

Telefónica managed or mitigated country risk by pursuing two lines of action (in addition to its normal business practices):

1. Partly matching assets to liabilities (those not guaranteed by the parent company) in the Latin American companies so that any potential asset impairment would be accompanied by a reduction in liabilities; and,
2. Repatriating funds generated in Latin America that are not required for the pursuit of new, profitable business development opportunities in the region.

Credit risk

The Telefónica Group trades in derivatives with creditworthy counterparties. Therefore, Telefónica, S.A. generally trades with credit entities whose "senior debt" ratings are of at least "A-" or in case of Spanish entities in line with the credit rating of the Kingdom of Spain. In Spain, where most of the Group's derivatives portfolio is held, there are netting agreements with financial institutions, with debtor or creditor positions offset in case of bankruptcy, limiting the risk to the net position. In addition, the CDS (Credit Default Swap) of all the counterparties with which Telefónica, S.A. operates is monitored at all times in order to assess the maximum allowable CDS for operating at any given time. Transactions are generally only carried out with counterparties whose CDS is below the threshold.

CVA or net *Credit Valuation Adjustment* (CVA+DVA) by is the method used to measure credit risk for both counterparties and Telefónica in order to determine the fair value of the derivatives portfolio. This adjustment reflects the probability of default or the deterioration of the credit quality of both Telefónica and its counterparties. The simplified formula to calculate CVA = (Expected Exposure) x (Probability of Default) x (Loss Given Default), in case of default or loss given default. In order to calculate these variables standard market practices are used.

When managing credit risk, Telefónica considers the use of CDS, novations, derivatives with break clauses and signing CSAs under certain conditions.

For other subsidiaries, particularly those in Latin America, assuming a stable sovereign rating provides a ceiling which is below "A", trades are with local financial entities whose rating by local standards is considered to be of high creditworthiness.

Meanwhile, with credit risk arising from cash and cash equivalents, the Telefónica Group places its cash surpluses in high quality money-market assets. These placements are regulated by a general framework, revised annually. Counterparties are chosen according to criteria of liquidity, solvency and diversification based on the conditions of the market and countries where the Group operates. The general framework sets: the maximum amounts to be invested by counterparty based on its rating (long-term debt rating); and the instruments in which the surpluses may be invested (money-market instruments).

Formal delegation of authority procedures and management practices are implemented in the different Group companies, taking into account benchmark risk management techniques but adapted to the local characteristics of each market. Commercial debtors that may cause a relevant impact on the Telefónica Group consolidated financial statements and increased risk profile products - due to customer target, term, channels or other commercial characteristics - are subject to specific management practices in order to mitigate the exposure to credit risk.

This customer credit risk management model is embedded in the day-to-day operational processes of the different companies, where the credit risk assessment guides both the product and services available for the different customers and the collection strategy.

Telefónica's maximum exposure to credit risk is initially represented by the carrying amounts of the assets (see notes 8 and 9) and the guarantees given by Telefónica (See note 20).

Capital management

Telefónica's corporate finance department takes into consideration several factors for the evaluation of the capital structure of the Company, with the aim of maintaining the solvency and creating value to the shareholders.

The corporate finance department estimates the cost of capital on a continuous basis through the monitoring of the financial markets and the application of standard industry approaches for calculating weighted average cost of capital, or WACC, so that it can be applied in the valuation of businesses in course and in the evaluation of investment projects. Telefónica also uses as reference a certain level of net financial debt (excluding items of a non-recurring or exceptional nature) that allows a comfortable investment grade credit rating as assigned by credit rating agencies, aiming at protecting credit solvency and making it compatible with alternative uses of cash flow that could arise at any time.

These general principles are refined by other considerations and the application of specific variables, such as country risk in the broadest sense, or the volatility in cash flow generation that are considered, when evaluating the financial structure of the Telefónica Group and its different areas.

Derivatives Policy

Telefónica's derivatives policy emphasizes the following points:

- Derivatives based on a clearly identified underlying.
- Matching of the underlying to one side of the derivative.
- Matching the company contracting the derivative and the company that owns the underlying.
- Ability to measure the derivative's fair value using the valuation systems available to the Telefónica Group.
- Sale of options only when there is an underlying exposure.

Hedge accounting

Hedges can be of three types:

- Fair value hedges.
- Cash flow hedges. Such hedges can be set at any value of the risk to be hedged (interest rates, exchange rates, etc.) or for a defined range (interest rates between 2% and 4%, above 4%, etc.). In this last case, the hedging instruments used are options and only the intrinsic value of the option is recognized as an effective hedge. The changes in the temporal value of the option are registered in the income statements.
- Net investment hedges in consolidated foreign subsidiaries. Generally, such hedges are arranged by the parent company. Wherever possible, these hedges are implemented through real debt in foreign currency. However, this is not always possible as many Latin American currencies are non-convertible, making it impossible for non-resident companies to issue local currency debt. It might also occur that the local debt market is not deep enough to accommodate the required hedge, or that an acquisition is made in cash with no need for market financing. In these circumstances, derivatives, either forwards or cross-currency swaps, are mainly used to hedge the net investment.

Hedges can comprise a combination of different derivatives.

There is no reason to suppose management of accounting hedges will be static, with an unchanging hedging relationship lasting right through maturity. Hedging relationships may change to allow appropriate management that serves our stated principles of stabilizing cash flows, stabilizing net financial income/ expense and protecting our equity. The designation of hedges may therefore be cancelled, before maturity, because of a change in the underlying, a change in the perceived risk on the underlying or a change in market view. The hedges must meet the effectiveness test and be well documented. To gauge the efficiency of transactions defined as accounting hedges, Telefónica analyzes the extent to which the changes in the fair value or in the cash flows attributable to the hedging instrument would offset the changes in fair value or cash flows attributable to the hedged risk using a linear regression model for both forward- and backward-looking analysis.

The possible sources of ineffectiveness that might arise when designing a hedging relationship and that will be considered when establishing the hedging rationale are:

- The hedging instrument and the hedged item have different maturity dates, initial dates, contract dates, repricing dates, etc.
- The hedging instrument starts with initial value and a financing effect is produced.
- When the underlying items have different sensitivity and are not homogeneous, for example EURIBOR 3M versus EURIBOR 6M.

The main guiding principles for risk management are laid down by Telefónica's finance department (who are responsible for balancing the interests of the companies in a standalone basis and those of the Telefónica Group). The Corporate finance department may allow exceptions to this policy where these can be justified, normally when the market is too thin for the volume of transactions required or on clearly limited and small risks.

In 2022 the Company recognized a loss of 0.3 million euros for the ineffective part of cash flow hedges (a loss of 33 million euros in 2021).

The fair value of Telefónica, S.A. ´s derivatives with third parties amounted to a positive MtM (accounts receivable) of 985 million euros in 2022 (1.266 million euros in 2021).

The fair value of Telefónica, S.A.´s intragroup derivatives amounted to a negative MtM (accounts payable) of 16 million euros in 2022 (positive MtM of 7 million euros in 2021).

The breakdown of the Company's derivatives with third party counterparties at December 31, 2022 and 2021 by type of hedge, their fair value at year end and the expected maturity schedule of the notional amounts is as follows:

2022

Millions of euros		Notional amount maturities (*)				
Derivatives	**Fair value (**)**	**2023**	**2024**	**2025**	**Subsequent years**	**Total**
Interest rate hedges	**(94)**	**(800)**	**—**	**(302)**	**(5,360)**	**(6,462)**
Cash flow hedges	(17)	—	—	(177)	177	—
Fair value hedges	(77)	(800)	—	(125)	(5,537)	(6,462)
Exchange rate hedges	**(972)**	**(78)**	**—**	**—**	**6,438**	**6,360**
Cash flow hedges	(966)	—	—	—	6,438	6,438
Fair value hedges	(6)	(78)	—	—	—	(78)
Interest and exchange rate hedges	**(2)**	**110**	**80**	**46**	**760**	**996**
Cash flow hedges	(2)	110	80	46	760	996
Net investment Hedges	**(18)**	**(2,474)**	**—**	**—**	**—**	**(2,474)**
Other derivatives	**101**	**(2,624)**	**(479)**	**(348)**	**(49)**	**(3,500)**
Interest rate	174	(1,539)	(688)	(348)	(2,435)	(5,010)
Exchange rate	(244)	(1,792)	—	—	2,386	594
Other	171	707	209	—	—	916

(*) For interest rate hedges, the positive amount is in terms of fixed "payment." For foreign currency hedges, a positive amount means payment in functional versus foreign currency.
(**) Positive amounts indicate payables.

2021

Millions of euros		Notional amount maturities (*)				
Derivatives	**Fair value (**)**	**2022**	**2023**	**2024**	**Subsequent years**	**Total**
Interest rate hedges	**(1,083)**	**67**	**(800)**	**—**	**(2,818)**	**(3,551)**
Cash flow hedges	5	67	—	—	—	67
Fair value hedges	(1,088)	—	(800)	—	(2,818)	(3,618)
Exchange rate hedges	**(65)**	**175**	**—**	**—**	**6,438**	**6,613**
Cash flow hedges	(65)	175	—	—	6,438	6,613
Interest and exchange rate hedges	**(133)**	**189**	**110**	**80**	**806**	**1,185**
Cash flow hedges	(133)	189	110	80	806	1,185
Net investment Hedges	**98**	**(5,104)**	**—**	**—**	**—**	**(5,104)**
Other derivatives	**(83)**	**(2,238)**	**(1,187)**	**(303)**	**1,321**	**(2,407)**
Interest rate	(154)	(963)	(1,283)	(303)	(1,065)	(3,614)
Exchange rate	(9)	(1,724)	(370)	—	2,386	292
Other	80	449	466	—	—	915

(*) For interest rate hedges, the positive amount is in terms of fixed "payment." For foreign currency hedges, a positive amount means payment in functional versus foreign currency.
(**) Positive amounts indicate payables.

Note 17. Income tax

Pursuant to a Ministerial Order dated December 27, 1989, Telefónica, S.A. has filed consolidated tax returns with certain Group companies. The consolidated tax group in 2022 and 2021 comprised 47 and 45 companies, respectively.

This tax consolidation regime applies indefinitely providing the companies continue to meet the requirements set down in prevailing legislation, and that application of the regime is not expressly waived.

Tax balances as of December 31, 2022 and 2021 are as follows:

Millions of euros	2022	2021
Tax receivables:	**728**	**1,147**
Deferred tax assets:	**423**	**1,009**
Deferred income tax (income)	118	155
Long-term tax credits for loss carryforwards	38	580
Unused tax deductions	267	274
Current tax receivables (Note 10):	**305**	**138**
Withholdings	9	19
Corporate income tax receivable	292	113
VAT and Canary Islands general indirect tax refundable	4	6
Tax payable:	**347**	**142**
Deferred tax liabilities:	**189**	**91**
Current payables to public administrations (Note 18):	**158**	**51**
Personnel income tax withholdings	5	5
Withholding on investment income, VAT and other	151	44
Social security	2	2

Telefónica S.A., considers that unused tax loss carryforwards in Spain, taking into account tax litigation in which the Group is involved, amount to 2,003 million euros at December 31, 2022.

Dec 31 2022	Total carry-forwards	Less than 1 year	More than 1 year	Total recognized
Tax Group tax credits for loss carryforwards	**1,755**	—	1,755	**153**
Prior to Tax Group loss carryforwards (*)	**248**	—	248	—

(*) Unused tax credits for loss carryforwards

Total tax credits based on the taxable income recognized in the balance sheet at December 31, 2022 amounts to 38 million euros (580 million euros in 2021).

During 2022, Telefónica, S.A., as head of the Telefónica tax group, made payments on account of income tax amounting to 289 million euros (71 million euros in 2021).

17.1 Movement in deferred tax assets and liabilities

The balances and movements in deferred tax assets and liabilities for Telefónica, S.A. at December 31, 2022 and 2021 are as follows:

2022

Millions of euros	Tax credits	Temporary differences, assets	Deductions	Total deferred tax assets	Deferred tax liabilities
Opening balance	**580**	**155**	**274**	**1,009**	**91**
Additions	58	14	253	325	250
Disposals	(600)	(51)	(286)	(937)	(152)
Transfers to the tax group's net position	—	—	26	26	
Closing balance	**38**	**118**	**267**	**423**	**189**

2021

Millions of euros	Tax credits	Temporary differences, assets	Deductions	Total deferred tax assets	Deferred tax liabilities
Opening balance	**869**	**371**	**875**	**2,115**	**151**
Additions	—	53	—	53	—
Disposals	(289)	(269)	(626)	(1,184)	(15)
Transfers to the tax group's net position	—	—	25	25	(45)
Closing balance	**580**	**155**	**274**	**1,009**	**91**

The company assesses the recoverability of deferred tax assets based on the future activities carried out by the different companies that conform the Tax Group, on the Spanish tax regulation and on the strategic decisions affecting the companies. At December 31, 2022 the estimate of the recoverability of deferred tax assets has been assessed taking into account, (i) the estimated Tax Group companies result, (ii) the regulatory changes (mainly the entry into force of Law 38/2022 setting a limit to the compensation of loss within subsidiaries within Consolidated Tax Groups).

Following this analysis, in 2022 a reversal of deferred tax assets for loss carryforwards and deductions amounting to 203 million euros has been recorded with a balancing entry in income tax (410 million euros of loss carryforwards and activation of 207 million euros of deductions in 2021).

Moreover, in 2021 a long term tax provisions (see note 18) and the related deferred tax assets were reversed by 143 million euros after the state aid recuperation procedure corresponding to the tax deductibility of financial goodwill from 2005 to 2018 (see 17.3 Tax deductibility of financial goodwill in Spain).

The arising of "deferred tax liabilities" in 2022 is mainly due to the accounting of the tax effect in the valuation of financial derivative instruments with changes through equity amounting to 250 million euros. This concept in 2021 was a reversal of 255 million euros of temporary differences, assets.

In 2021 the recoverability analysis of deferred tax assets of the Group in Spain was concluded with a reversal of 106 million euros of deferred tax assets for loss carryforwards and deductions amounting to 273 million euros

With respect to the execution of the ruling filed by the Spanish *Audiencia Nacional* on October 29, 2021; as detailed in section 17.3, it is shown in 2022 chart of movements a reversal of 512 million euros of deferred tax assets for loss carryforwards and a reversal of 269 million euros of deductions.

Moreover, an addition of 58 million euros of tax assets for loss carryforwards and a reversal of 16 million euros of tax credits from deductions has been recorded with a balancing entry in income tax in the income statement.

17.2 Reconciliation of accounting profit (loss) to taxable income and income tax expense to income tax payable

The calculation of the income tax expense and income tax payable for 2022 and 2021 is as follows.

Millions of euros	2022	2021
Accounting profit (loss) before tax	**(1,541)**	**248**
Permanent differences	(1,853)	(1,816)
Temporary differences:	(37)	2
Arising in the year	28	57
Arising in prior years	(65)	(55)
Tax result	**(3,431)**	**(1,566)**
Gross tax payable	(858)	(391)
Corporate income tax refundable	**(858)**	**(391)**
Activation/Reversal of loss carryforwards and/or deductions	137	381
Temporary differences for tax valuation	9	(1)
Other effects	30	29
Corporate income tax accrued in Spain	**(682)**	**18**
Foreign taxes	21	24
Income tax	**(661)**	**42**
Current income tax	(761)	(853)
Deferred income tax	100	895

The permanent differences mainly correspond to the impairment of the investments in Group companies, to the non-taxable dividends received, to the last corporate simplification carried out in Brazil due to the approval in 2021 of a new Telecommunications Law (Law 14.195 of 26 August 2021), the consequent repeal of Decree 2.617/1998, which abolishes the obligation to control a telecommunications company through a Brazilian company (see note 8) and to the financial goodwill.

The heading "Activation/reversion of loss carryforwards and/or deductions" mainly includes the activations of deductions by 207 million euros (293 million euros in 2021) and the reversal of loss carryforwards by 410 million euros in 2022 (108 million euros in 2021).

The caption “Other effects” mainly includes the impact arising from the provision made in relation to the tax deductibility of the financial goodwill.

17.3 Tax inspections and tax-related lawsuits

In July 2019, new inspection proceedings were initiated with respect to several of the companies belonging to tax group 24/90, of which Telefónica, S.A. is the dominant company. The taxes and period being audited are as follows: corporate income tax for the years 2014 to 2017 and value added tax, withholding and personnel income tax, tax returns on real estate and non-resident income tax returns for the period between June and December of 2015 and from the years 2016 to 2018.

In October 2021, the resolutions were signed with agreement with respect to the fiscal treatment of exchange rate differences raised by the assets in Venezuelan Bolivars and with disagreement with respect to the non-taxable income of *juros* since 2015, generating a loss (Tax Group expense) amounting to 387 million euros and disposals of deferred tax assets detailed in the 2021 chart of movements in this note. However, there has not been a significant cash outflow as Group tax credits have substantially offset the impact.

In January 2022 the tax inspection proceeding was closed after the reception of the resolution agreement. The Company filed an appeal against this resolution to the economic-administrative tax court including the non-agreed adjustments, mainly corresponding to the *"juros over equity"*. On December 9, 2022 the Company received a rejected resolution by *the Economic-Administrative Central court* which is being appealed by the Company to the *Contencioso-Administrativo court in the Spanish Audiencia Nacional*.

With respect to the inspection proceedings for the years 2008-2011, in July 2022 a Supreme Court resolution was notified with the dismissal of the appeal filed by the Government lawyers against the resolution of the Spanish *Audiencia Nacional* dated October 29, 2021, which validated the liquidation criteria of negative loss carryforwards and deductions used by Telefónica, S.A. in the inspections agreements of those years.

On October 24, 2022 an execution agreement filed by the Spanish *Audiencia Nacional* ordering a payment to Telefónica, S.A. amounting to 790 million euros as notional of the taxes as well as 526 million euros of interests (note 19.6). Said amounts were collected on October 28, 2022.

At year-end of 2022, after the closed inspection proceedings detailed, it was determined that there was no need to record additional liabilities as a result of any of the foregoing.

Tax deductibility of financial goodwill in Spain

The tax regulations added article 12.5 to the Spanish Corporate Income Tax Law, which came into force on January 1, 2002. The article regulated the deductibility of tax amortization of financial goodwill (fondo de comercio) arising from the acquisition of non-Spanish companies, which could be amortized over 20 years at 5% per annum.

Following the entry into force of the Laws 9/2011 of August 19, 2011 and 16/2013 of October 29, 2013, the amount of goodwill amortization deductible for tax purposes under article 12.5 for the years 2011 to 2015 was reduced from 5% to 1%. The effect is temporary because the 4% not amortized for five years (20% in total) will be recovered extending the deduction period from the initial 20 years to 25 years.

The Telefónica Group, under this regulation, has been amortizing for tax purposes the financial goodwill from its investments, both direct and indirect, in O2, BellSouth and Colombia Telecom (prior to December 21, 2007) and Vivo (acquired in 2010). The positive accumulated effect in the corresponding settlements of corporate income tax from 2004 to the closing of December 31, 2022, was 2,042 million euros.

In relation to this tax incentive, the European Commission (EC) has in recent years commenced three proceedings against the Spanish State as it deems that this tax benefit could constitute an example of state aid. Although the EC itself acknowledged in the first decision the validity of the tax incentive for those investors that invested in European companies for operations carried out before December 21, 2007, and before May 21, 2011 for investments in other countries in the second decision, in its third decision dated October 15, 2014 it calls into question the applicability of the principle of legitimate expectations in the application of the incentive for indirect acquisitions, whatever the date of acquisition may have been.

Furthermore, there are also doubts in the Spanish Courts about the classification of the incentive as a deduction and if this deduction would remain in the case of a subsequent transmission.

On October 6, 2021, the Court of Justice of the European Union concluded that the European Commission correctly classified the Spanish Tax depreciation scheme of financial goodwill as state aid and non-compatible with the internal market for the First and Second decisions.

With regard to the recognition of legitimate expectations for the First and Second decisions, the Court of Justice of the European Union confirms its applicability.

The proceedings initiated on the Third Decision, which was suspended until the resolution of the First and Second Decisions, has been reactivated on October 2021. As of the signing of these financial statements, this Decision is still pending first instance judgement.

Notwithstanding the above, the Tax and Customs Control Unit of the Spanish Tax Authority (*Dependencia de Control Tributario y Aduanero de la Agencia Tributaria*), in compliance with the obligation set out in the EC Decision (EU) 2015/314, recovered in March 2019 and February 2021, the amortization of goodwill for the indirect acquisition of non-resident companies from 2005 to 2015, for the years 2016 to 2018 and it is been informed in December 2022 the recovery for the years ended 2019 to 2020. The effective recovery of the aid is provisional, pending the final results of the appeals brought against the three decisions. The result of the settlement, once offset by outstanding tax credits (tax losses carryforward and deductions) resulted in a payment of 12 million euros.

Even when the Company understands that the legitimate expectations principle in relation to this tax incentive applies, in relation to tax-amortized goodwill by the purchase of some companies for which the applicability of the legitimate expectations principle is questioned, mainly Vivo, the Group decided to reverse the recovered part amounted to 143 million euros and continues accruing the amount of the goodwill amortized for tax purposes, totaling 406 million euros as of 31 December 2022 (343 million euros as of 31 December 2021).

Note 18. Trade, other payables and provisions

A) Trade and other payables

The breakdown of “Trade and other payables” is as follows:

Millions of euros	2022	2021
Suppliers	84	95
Accounts payable to personnel	49	39
Other payables	10	6
Other payables to public administrations (Note 17)	158	51
Total	**301**	**191**

Information on deferred payments to third parties. Third additional provision, “Information requirement” of Law 15/2010 of July, 5, amended by Law 28/2022 of September, 28
In accordance with the aforementioned Law, the following information corresponding to the Company is disclosed:

	2022	2021
	Number of days	**Number of days**
Weighted average maturity period	**26**	**36**
Ratio of payments	25	38
Ratio of outstanding invoices	34	21
	Millions of euros	**Millions of euros**
Total Payments	266	275
Outstanding invoices	22	20

Telefónica, S.A. has adapted its internal processes and payment schedules to the provisions of Law 15/2010 (amended by Law 31/2014) and Royal Decree 4/2013, amending Law 3/2004, establishing measures against late payment in commercial transactions. Engagement conditions with commercial suppliers, as contractually agreed with them, in 2022 included payment periods with a maximum of 60 days.

For reasons of efficiency and in line with general practice in the business, the Company has set payment schedules, whereby payments are made on set days.

Invoices falling due between two payment days are settled on the following payment date in the schedule.

Payments to Spanish suppliers in 2022 surpassing the legal limit were due to circumstances or incidents beyond the payment policies, mainly the delay in the billing process (a legal obligation for the supplier), the closing of agreements with suppliers over the delivery of goods or the rendering of services, or occasional processing issues.

Additional information required by Law 18/2022, amending the third additional provision of Law 15/2020 is disclosed below:

	2022
Monetary volume of invoices paid in a period less than the maximum established in the regulations (millions of euros)	255
Percentage over total payments	**96 %**
Number of invoices paid in a period less than the maximum established in the regulations	8,537
Percentage over the total number of invoices paid	**92 %**

B) Provisions

In 2022 and 2021 the concepts and amounts under the provisions caption are the following:

2022			
Millions of euros	**Non-current**	**Current**	**Total**
Tax Provisions	406	—	406
Termination plans (Note 19)	81	26	107
Other provisions	114	2	116
Total	**601**	**28**	**629**

2021			
Millions of euros	**Non-current**	**Current**	**Total**
Tax Provisions	343	—	343
Termination plans (Note 19)	105	28	133
Other provisions	212	2	214
Total	**660**	**30**	**690**

Movements in the provisions during 2022 and 2021 are disclosed below:

Millions of euros	2022	2021
Opening balance:	**690**	**731**
Additions	84	132
Amortization and reversals	(148)	(175)
Fair value adjustments and others	3	2
Closing balance:	**629**	**690**
Non-current	601	660
Current	28	30

In 2022 and 2021 the caption “Additions” included 62 and 53 million euros, of tax provisions for the article 12.5 of the Spanish Corporate Tax Law related to the acquisition of Vivo (see note 17). In 2021, after the recovery of the amortization of financial goodwill made by Spanish Tax Authorities detailed in 17.3, the Company has amortized an amount of 143 million euros of long term tax accrual for this concept. The amortization is shown as "Amortization and reversals" in 2021 chart of movements.

In 2019 Telefónica, S.A. launched a new voluntary termination plan for the employees who met certain requirements regarding the age of the employee and the seniority in the Company. The program was implemented during the first months of 2020.

In 2022 and 2021, the programs launched in 2019 (Plan 5 and Plan 10) with requirements regarding age and seniority in the Company for active employees have been carried on. Additional expense of 2 and 25 million euros has been registered in 2022 and 2021, respectively, to cover the programs.

In addition, the Company launched in 2021 a new voluntary, but not universal, termination plan for the employees who met certain requirements regarding the age of the employee and the seniority in the Company. This program has been implemented during the first months of 2022 and it amounted to an expense of 11 million euros in 2021 income statement. in 2022 no new termination plans have been set up.

In 2022 and 2021 amortization of 28 and 20 million euros, respectively, related to the different programs launched in previous years have been registered.

Note 19. Revenue and expenses

19.1 Revenue

a) Rendering of services

Telefónica, S.A. has contracts for the right to use the Telefónica brand with Group companies which use the license. The amount each subsidiary must recognize as a cost for use of the license is stipulated in the contract as a percentage of income obtained by the licensor. In 2022 and 2021, "Rendering of services to Group companies and associates" included 400 and 345 million euros, respectively, for this item.

Telefónica, S.A. has signed contracts to provide management support services to Telefónica de España, S.A.U, Telefónica Móviles España, S.A.U., Telefónica UK, Ltd., Telefónica Latinoamérica Holding, S.L., Telefónica Hispanoamérica, S.A., Telxius Telecom, S.A.U. and Telefónica Germany, GmbH. In September 2022 Telefónica Hispanoamérica, S.A. partially transferred the contract signed with Telefónica, S.A. to TLH Holdco, S.L. so that Telefónica, S.A. went on to provide these services also to TLH Holdco, S.L. from January 1st, 2022. Revenues received for this concept in 2022 and 2021 amounted to 24 and 39 million euros, respectively, recognized under "Rendering of services to Group companies and associates".

Revenues in 2022 and 2021 also include property rental income amounting to 37 y 42 million euros, respectively, mainly generated from the lease of office space in Distrito Telefónica to several Telefónica Group companies (see note 7).

b) Dividends from Group companies and associates

The detail of the main amounts recognized in 2022 and 2021 is as follows:

Millions of euros	2022	2021
Telfisa Global, B.V.	14	356
Telefónica O2 Holdings Limited	909	2,345
Telefónica Móviles España, S.A.U.	—	560
Telefônica Brasil, S.A.	309	272
Sao Paulo Telecomunicaçoes, Ltda	18	56
Pontel Participaciones, S.L.	—	2,196
Telefónica Finanzas, S.A.U	182	67
Telfin Ireland, Ltd.	—	80
Other companies	18	11
Total	**1,450**	**5,943**

c) Interest income on loans to Group companies and associates

This heading includes the return obtained on loans granted to subsidiaries to carry out their business (see note 8.5). The breakdown of the most significant amounts is as follows:

Millions of euros	2022	2021
Telefónica Cybersecurity & Cloud Tech, S.L.	5	—
Telfisa Global, B.V.	6	29
Telxius Telecom, S.A.U.	2	5
Telefónica Europe, B.V.	2	2
Total	**15**	**36**

As described in note 15.1, Telfisa Global, B.V. is in charge of the cash pooling services of the Group. In 2021, and based on the recommendations by the OECD Transfer Pricing Guidance on Financial Transactions, the Company has signed an agreement to partially share the financial profit or loss raised by its subsidiary within its operations. In 2022 and 2021 the impact has been a revenue shown in the chart above.

19.2 Non-core and other current operating revenues

"Non-core and other current operating revenues – Group companies" relates to revenues on centralized services that Telefónica, S.A., as head of the Group, provides to its subsidiaries. Telefónica, S.A. bears the full cost of these services and then charges each individual subsidiary for the applicable portion.

19.3 Personnel expenses and employee benefits

The breakdown of "Personnel expenses" is as follows:

Millions of euros	2022	2021
Wages, salaries and other personnel expenses	163	167
Pension plans	9	9
Social security costs	24	36
Total	**196**	**212**

In 2022 and 2021, “Wages, salaries and other personnel expenses” includes compensation accruals amounting to 2 million euros (36 million euros in 2021) as described in note 18.

Telefónica has reached an agreement with its staff to provide an Occupational Pension Plan pursuant to Legislative Royal Decree 1/2002, of November 29, approving the revised Pension Plans and Funds Law. The features of this plan are as follows:

- Defined contribution of 4.51% of the participating employees’ base salary. The defined contributions of employees transferred to Telefónica from other Group companies with different defined contributions (e.g. 6.87% in the case of Telefónica de España, S.A.U.) will be maintained.
- Mandatory contribution by participants of a minimum of 2.2% of their base salary.
- Individual and financial capitalization systems.

This fund was outsourced to Telefónica's subsidiary, Fonditel Entidad Gestora de Fondos de Pensiones, S.A., which has added the pension fund assets to its Fonditel B fund.

At December 31, 2022, 2,289 participants have signed up for the plan (2,220 participants in 2021). This figure includes both active employees, employees under termination plans and former employees who voluntarily decided to maintain the plan, as provided for in Royal Decree 304/2004 approving the regulations for Pension Plans and Funds. The cost for the Company amounted to 3 million euros in both 2022 and 2021.

In 2006, a Pension Plan for Senior Executives, wholly funded by the Company, was created and complements the previous plan and involves additional defined contributions at a certain percentage of the executive’s fixed remuneration, based on professional category, plus some extraordinary contributions depending on the circumstances of each executive, payable in accordance with the terms of the plan.

Telefónica, S.A. has recorded costs related to the contributions to this executive plan of 7 million euros in both 2022 and 2021, respectively. In 2022 and 2021 some executives under this Pension Plan for Senior Executives left the Company, and accordingly their accumulated contributions were retrieved by Telefónica, S.A. and registered as a decrease in the expense totaling 3 and 2 million euros, respectively.

No provision was made for this plan as it has been fully externalized.

The main share-based payment plans in place in the 2022-2021 period are as follows:

Long-term incentive plan based on Telefónica, S.A. shares: Performance Share Plan 2018-2022

At the General Shareholders’ Meeting held on June 8, 2018, a long-term incentive plan was approved, consisting of the delivery of shares of Telefónica, S.A. aimed at senior executive officers of the Telefónica Group, including the Executive Directors of Telefónica, S.A. The plan consists of the delivery to the participants of a certain number of shares of Telefónica, S.A. based on compliance with the objectives established for each of the cycles into which the plan is divided.

The number of shares to deliver will depend (i) 50% on achievement of the Total Shareholder Return ("TSR") objective for shares of Telefónica, S.A. with regard to the TSRs of a comparison group made up of companies of the telecommunication sector, weighted by its relevance for Telefónica, and (ii) 50% on the generation of free cash flow of the Telefónica Group ("FCF").

The plan will be in force for five years and is divided into three cycles of three years each. The first cycle commenced in 2018 and finalized on December 31, 2020.

The second cycle commenced in 2019 and finalized on December 31, 2021.The maximum number of shares assigned to this cycle of the plan was 9,471,489 shares (out of which, 3,448,724 shares were assigned to Telefónica, S.A.'s employees) with a fair value of 6.1436 euros per share for the FCF and 4.4394 euros for the TSR. As of December 31, 2021 the number of outstanding shares was 7,494,896 (out of which, 2,989,340 shares correspond to Telefónica, S.A.’s employees). Once considered the target fulfillment levels for 2019, 2020 and 2021, a weighted achievement ratio of 50% has been reached. Performance assessment has been carried out based on the evolution of the stock price and on the audited results of the Company.

The third and last cycle commenced in 2020 and has ended on December 31, 2022. The maximum number of shares assigned as of January 1, 2020 to this cycle of the plan was 5,346,508 shares with a fair value of 3.2136 euros per share for the FCF and 1,6444 euros for the TSR. The outstanding shares at December 31, 2022 were 4,595,621 (1,799,717 shares corresponding to Telefónica, S.A.). Once considered the target fulfillment levels for 2020, 2021 and 2022 a weighted achievement ratio of 50% has been reached. Performance assessment has been carried out based on the evolution of the stock price and on the audited results of the Company.

Long-term incentive plan based on Telefónica, S.A. shares: Performance Share Plan 2021-2025

At the General Shareholders’ Meeting held on April 23, 2021, a long-term incentive plan was approved, consisting of the delivery of shares of Telefónica, S.A. aimed at senior executive officers of the Telefónica Group, including the Executive Directors of Telefónica, S.A. The plan consists of the delivery to the participants of a certain number of shares of Telefónica, S.A. based on

compliance with the objectives established for each of the cycles into which the plan is divided.

The number of shares to deliver depend (i) 50% on achievement of the total shareholder return ("TSR") objective for shares of Telefónica, S.A. with regard to the TSRs of a comparison group made up of companies of the telecommunication sector, weighted by its relevance for Telefónica, (ii) 40% on the generation of free cash flow of Telefónica Group ("FCF"), and (iii) 10% on CO2 Emission Neutralization, in line with the goal set by the Company.

The plan has a duration of five years and is divided into three cycles of three years each.

The first cycle commenced in 2021, with delivery of the respective shares in 2024. The maximum number of shares assigned to this cycle of the plan was 19,425,499 and the outstanding shares at December 31, 2022 was 18,544,534, with the following breakdown:

First cycle	N° of shares assigned	Outstanding shares at 12/31/2022	Unit fair value (euros)
TSR Objective	9,712,749	9,272,267	2.64
FCF Objective	7,770,200	7,417,814	3.15
N.E. CO2 Objective	1,942,550	1,854,453	3.15

The maximum number of shares assigned to Telefónica, S.A.'s employees amounts to 7,831,873 (outstanding shares as of December 31, 2022 amounting to 7,758,829).

The second cycle commenced in 2022, with delivery of the respective shares in 2025. The maximum number of shares assigned to this cycle of the plan was 15,069,650 and the outstanding shares at December 31, 2022 was 14,969,799, with the following breakdown:

Second cycle	N° of shares assigned	Outstanding shares at 12/31/2022	Unit fair value (euros)
TSR Objective	7,534,825	7,484,899	2.43
FCF Objective	6,027,860	5,987,920	2.95
N.E. CO2 Objective	1,506,965	1,496,980	2.95

The maximum number of shares assigned to Telefónica, S.A.'s employees amounts to 7,209,211 (outstanding shares as of December 31, 2022 amounting to 7,203,521).

Long-term incentive plan based on Telefónica, S.A. shares: "Talent for the Future Share Plan 2018-2022" (TFSP)

At its meeting on June 8, 2018, the Telefónica, S.A.'s Board of Directors agreed to launch a new installment of the long-term incentive plan "Talent for the Future Share Plan".

The term of this plan is also five years and it is divided into three cycles. As in the case of the Performance Share Plan described above, the plan the number of shares to deliver will depend (i) 50% on achievement of the Total Shareholder Return ("TSR") objective for shares of Telefónica, S.A. and (ii) 50% on the generation of free cash flow of the Telefónica Group ("FCF").

The first cycle commenced in 2018 and finalized on December 31, 2020.

The second cycle commenced in 2019 and finalized on December 31, 2021 with a maximum number of shares assigned of 812,000 (out of which, 112,250 shares were assigned to Telefónica, S.A.'s employees) with a fair value of 6.1436 euros per share for the FCF and 4.4394 euros for the TSR. As of December 31, 2021 the number of outstanding shares was 690,750 (out of which, 88,500 shares corresponded to Telefónica, S.A.'s employees). Once considered the target fulfillment levels for 2019, 2020 and 2021, a weighted achievement ratio of 50% has been reached. Performance assessment has been carried out based on the evolution of the stock price and on the audited results of the Company.

The third cycle commenced in 2020 and finalized on December 31, 2022,The maximum number of shares assigned to this cycle of the plan was 897,400 shares assigned as of January 1, 2020 with a fair value of 3,2136 euros per share for the FCF and 1,6444 euros for the TSR and there were 761,600 outstanding shares at December 31, 2022 (99,400 shares corresponding to Telefónica, S.A. employees). Once considered the target fulfillment levels for 2020, 2021 and 2022, a weighted achievement ratio of 50% has been reached. Performance assessment has been carried out based on the evolution of the stock price and on the audited results of the Company.

Long-term incentive plan based on Telefónica, S.A. shares: "Talent for the Future Share Plan 2021-2025" (TFSP)

At its meeting on March 17, 2021, the Telefónica, S.A.'s Board of Directors agreed to launch a new installment of the long-term incentive plan "Talent for the Future Share Plan".

The term of this plan is also five years and it is divided into three cycles. As in the case of the Performance Share Plan 2021-2025 described above, the number of shares to deliver will depend (i) 50% on achievement of the total shareholder return ("TSR") objective for shares of Telefónica, S.A. with regard to the TSRs of a comparison group made up of companies of the telecommunication sector, weighted by its relevance for Telefónica, (ii) 40% on the generation of free cash flow of Telefónica Group ("FCF"), and (iii) 10% on CO2 Emission Neutralization, in line with the goal set by the Company. .

The first cycle commenced in 2021, with delivery of the respective shares in 2024. The maximum number of shares assigned to this cycle of the plan was 1,751,500

and the outstanding shares at December 31, 2022 was 1,659,500, with the following breakdown:

First cycle	N° of shares assigned	Outstanding shares at 12/31/2022	Unit fair value (euros)
TSR Objective	875,750	829,750	2.64
FCF Objective	700,600	663,800	3.15
N.E. CO2 Objective	175,150	165,950	3.15

From this total, the shares assigned to Telefónica, S.A.'s employees are 232,500. The outstanding shares as of December 31, 2022 are 222,000.

The second cycle commenced in 2022, with delivery of the respective shares in 2025. The maximum number of shares assigned to this cycle of the plan was 1,646,500 and the outstanding shares at December 31, 2022 was 1,611,000, with the following breakdown:

Second cycle	N° of shares assigned	Outstanding shares at 12/31/2022	Unit fair value (euros)
TSR Objective	823,250	805,500	2.43
FCF Objective	658,600	644,400	2.95
N.E. CO2 Objective	164,650	161,100	2.95

From this total, the shares assigned to Telefónica, S.A.'s employees are 219,000. The outstanding shares as of December 31, 2022 are 215,500.

Telefónica, S.A. global share plans "Global Employee Share Plans"

The Telefónica, S.A.`s Ordinary General Shareholders' Meeting on April 8, 2022 approved a new voluntary plan for incentivized purchases of shares of Telefónica, S.A. for the employees of the Group. Under this Plan, employees were offered the option to acquire Telefónica, S.A. shares during a twelve-month period, with the company undertaking to deliver a certain number of free shares to participants, subject to certain requirements.

The maximum amount that each employee can invest is limited to 1,800 euros. Nevertheless, the total free shares to be delivered can not exceed 0.38% of the share capital of Telefónica, S.A. as of the approval date in 2022 Ordinary General Shareholders' meeting.

The purchase period commenced in October 2022 and will end in September 2023.. In March 2024 the vesting period of the plan will end. As of December 31, 2022 27,518 Group employees were compromised with the Plan, out of which 730 were Telefónica, S.A.'s employees.



19.4 Average number of employees in 2022 and 2021 and number of employees at year-end

2022

	Employees at 12/31/22			Average no. of employees in 2022		
Professional category	**Females**	**Males**	**Total**	**Females**	**Males**	**Total**
Chairman and General Managers	—	1	1	—	1	1
Directors	50	107	157	48	106	154
Managers	142	133	275	140	138	278
Project Managers	136	157	293	132	150	282
University graduates and experts	155	134	289	150	131	281
Administration, clerks, advisors	93	3	96	94	3	97
Total	**576**	**535**	**1,111**	**564**	**529**	**1,093**

2021

	Employees at 12/31/2021			Average no. of employees in 2021		
Professional category	**Females**	**Males**	**Total**	**Females**	**Males**	**Total**
Chairman and General Managers	—	1	1	—	1	1
Directors	48	108	156	49	112	161
Managers	144	143	287	143	146	289
Project Managers	127	141	268	127	141	268
University graduates and experts	155	123	278	165	126	291
Administration, clerks, advisors	98	1	99	101	1	102
Total	**572**	**517**	**1,089**	**585**	**527**	**1,112**

According to the requirement of the Spanish Companies Law established in article 260, the average number of employees with disability of 33% or higher, establishing the categories to which they belong are the following:

Professional category	**Average number of employees**
Project Managers	1
University graduates and experts	2
Administration, clerks, advisors	1
Total	**4**

19.5 External services

The items composing "External services" are as follows:

Millions of euros	**2022**	**2021**
Rent	4	4
Independent professional services	105	145
Donations	74	58
Marketing and advertising	96	106
Other expenses	26	76
Total	**305**	**389**

In 2022 and 2021 the line Donations includes funds contributed and paid to Fundación Telefónica amounting to 71 and 57 million euros..

On May 30, 2019, Telefónica, S.A. signed a 10-year contract to rent Diagonal 00 building, owned by the Company until that moment, due in 2029, renewable for another 6 years.

Future minimum rentals payable under non-cancellable operating leases without penalization at December 31, 2022 and 2021 are as follows:

Millions of euros	Total	Up to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years
Future compromised payments 2022	26	5	8	8	5
Future compromised payments 2021	24	4	7	6	7

The increase of compromises in 2022 figures is mainly due to the revaluation according to rising price index.

19.6 Finance revenue

The items composing "Finance revenue" are as follows:

Millions of euros	2022	2021
Dividends from other companies	22	13
Other third parties financial revenues and gains on derivative instruments	1,407	410
Total	**1,429**	**423**

The caption "Other third parties financial revenues and gains on derivative instruments" includes the interests amounting to 526 million euros from the proceed executed by Spanish Audiencia Nacional regarding the tax agreement disclosed in note 17.3.

The significant increase in financial revenue is mainly due to the rise in interest rates of euro and Brazilian real. The rise of the interest rate in both currencies has a relevant impact also in finance costs..

"Other third parties financial revenues and gains on derivative instruments" includes the effect of the financial hedges arranged to unwind positions for 2022 and 2021, which have the same amount under ¨*Finance costs payable to third parties and losses on interest rates of financial hedges*¨ and therefore do not have a net impact in the income statement.

19.7 Finance costs

The breakdown of "Finance costs" is as follows:

Millions of euros	2022	2021
Interest on borrowings from Group companies and associates	1,331	1,455
Finance costs payable to third parties and losses on interest rates of financial hedges	1,319	89
Total	**2,650**	**1,544**

The breakdown by Group company of debt interest expenses is as follows:

Millions of euros	2022	2021
Telefónica Europe, B.V.	417	458
Telefónica Emisiones, S.A.U.	902	986
Other companies	12	11
Total	**1,331**	**1,455**

The significant increase in third party finance costs shown in 2022 is related with the rise in the interest rates in euro and Brazilian real.

Other companies includes financial costs with Telfisa Global, B.V. related to current payables for specific cash needs.

The amount included as "Finance costs payable to third parties and losses on interest rate of financial hedges" refers to fair value effects in the measurement of derivative instruments described in note 16, together with the effect of the debt interest rates' trend during the year.

19.8 Exchange differences

The breakdown of exchange gains recognized in the income statement is as follows:

Millions of euros	2022	2021
On current operations	124	102
On loans and borrowings	100	95
On derivatives	986	849
On other items	4	231
Total	**1,214**	**1,277**

The breakdown of exchange losses recognized in the income statement is as follows:

Millions of euros	2022	2021
On current operations	58	105
On loans and borrowings	58	79
On derivatives	1,236	1,077
On other items	43	11
Total	**1,395**	**1,272**

The variation in exchange gains and losses is due to the fluctuations in the main currencies the Company works with. In 2022 euro exchange rate has depreciated against US dollar (6.10%) and Brazilian real (13.48%). has revalued against pound sterling (5.31%).

In 2021 euro exchange rate has depreciated against US dollar (8.32%), pound sterling (6.90%) and Brazilian real (0.87%).

These impacts are offset by the hedges contracted to mitigate exchange rate fluctuations.

Note 20. Other information

a) Financial guarantees

At December 31, 2022, Telefónica, S.A. had provided financial guarantees for its subsidiaries and affiliates to secure their transactions with third parties amounting to 36,019 million euros (37,638 million euros at December 31, 2021). These guarantees are measured as indicated in note 4.g).

Millions of euros		
Nominal Amount	**2022**	**2021**
Debentures and bonds and equity instruments	35,412	36,524
Loans and other payables	107	115
Other marketable debt securities	500	999
Total	**36,019**	**37,638**

The debentures, bonds and equity instruments in circulation at December 31, 2022 issued by Telefónica Emisiones, S.A.U., and Telefónica Europe, B.V. were guaranteed by Telefónica, S.A. The nominal amount guaranteed was equivalent to 35,412 million euros at December 31, 2022 (36,524 million euros at December 31, 2021). During 2022 Telefónica Emisiones, S.A.U. issued 1,100 million euros of instruments on capital markets (there were no issuance of instruments in 2021) and 2,787 million euros matured during 2022 (4,471 million euros during 2021).

"Other marketable debt securities" includes the guarantee of Telefónica, S.A. relating to the commercial paper issue program of Telefónica Europe, B.V. The outstanding balance of commercial paper in circulation issued through this program at December 31, 2022 was 500 million euros (999 million euros at December 31, 2021).

Telefónica, S.A. provides operating guarantees granted by external counterparties, which are offered during its normal commercial activity. At December 31, 2022, these guarantees amounted to approximately 31 million euros (41 million euros at December 31, 2021).

b) Litigation

Telefónica and its group companies are party to several legal proceedings which are currently in progress in the courts of law and the arbitration bodies of the various countries in which Telefónica is present.

Based on the advice of our legal counsel it is reasonable to assume that these legal proceedings will not materially affect the financial condition or solvency of the Telefónica Group.

It is worth highlighting the following aspects relating to the unresolved legal proceedings or those underway during 2022 (see note 17 for details of tax-related cases):

Appeal against the Decision of the European Commission dated January 23, 2013, to sanction Telefónica for the infringement of Article 101 of the Treaty on the functioning of the European Union

On January 19, 2011, the European Commission initiated formal proceedings to investigate whether Telefónica, S.A. (Telefónica) and Portugal Telecom SGPS, S.A. (Portugal Telecom) had infringed European Union antitrust laws with respect to a clause contained in the sale and purchase agreement of Portugal Telecom's ownership interest in Brasilcel, N.V., a joint venture in which both companies were venturers and which was the owner of the Brazilian company Vivo.

On January 23, 2013, the European Commission passed a ruling on the formal proceedings. The ruling imposed a fine on Telefónica in the amount of 67 million euros, as the European Commission ruled that Telefónica and Portugal Telecom committed an infraction of Article 101 of the Treaty on the Functioning of the European Union for having entered into the agreement set forth in Clause Nine of the sale and purchase agreement of Portugal Telecom's ownership interest of Brasilcel, N.V.

On April 9, 2013, Telefónica filed an appeal for annulment of this ruling with the European Union General Court. On August 6, 2013, the European Union General Court notified Telefónica of the response issued by the European Commission, in which the European Commission reaffirmed the main arguments of its ruling and, specifically, that Clause Nine includes a competition restriction. On September 30, 2013, Telefónica filed its reply. On December 18, 2013, the European Commission filed its appeal.

A hearing was held on May 19, 2015, at the European Union General Court.

On June 28, 2016, the European Union General Court ruled. Although it declared the existence of an infringement of competition law, it annulled Article 2 of the contested Decision and required the European Commission to reassess the amount of the fine imposed. The General Court considered that the European Commission has not neutralized the allegations and evidences provided by Telefónica on services in which there was not potential competition or were outside the scope of Clause Nine.

Telefónica understands that there are grounds for believing that the ruling does not suit at law; consequently, it filed an appeal to the Court of Justice of the European Union, on September 11, 2016.

On November 23, 2016, the European Commission filed its response against the Telefónica's appeal. On January 30, 2017, Telefónica filed its response. On March 9, 2017, the European Commission filed its rejoinder.

On December 13, 2017, the General Court dismissed the appeal filed by Telefónica. The European Commission, which was urged to recalculate the amount of the fine in the judgment of the General Court of June 2016, issued a resolution on January 25, 2022, imposing a fine of 67million euros on Telefónica. In April 2022, Telefónica paid the fine of 67 million euros imposed, bringing the procedure to an end.

Decision by the High Court regarding the acquisition by Telefónica of shares in Český Telecom by way of a tender offer

Venten Management Limited ("Venten") and Lexburg Enterprises Limited ("Lexburg") were non-controlling shareholders of Český Telecom. In September 2005, both companies sold their shares to Telefónica in a mandatory tender offer. Subsequently, Venten and Lexburg, in 2006 and 2009, respectively, filed actions against Telefónica claiming a higher price than the price for which they sold their shares in the mandatory tender offer.

On August 5, 2016, the hearing before the High Court in Prague took place in order to decide the appeal against the second decision of the Municipal Court, which had been favorable to Telefónica's position (as was also the case with the first decision of the Municipal Court). At the end of the hearing, the High Court announced the Second Appellate Decision by which it reversed the second decision of the Municipal Court and ordered Telefónica to pay 644 million Czech korunas (approximately 23 million euros) to Venten and 227 million Czech korunas (approximately 8 million euros) to Lexburg, in each case plus interest.

On December 28, 2016, the decision was notified to Telefónica. Telefónica filed an extraordinary appeal, requesting the suspension of the effects of the decision.

In March 2017, Telefónica was notified of the decision of the Supreme Court, which ordered the suspension of the effects of the unfavorable decision to Telefónica issued by the High Court.

Venten and Lexburg filed with the Supreme Court a motion to partially abolish the suspension of enforceability of the Decision of the High Court in Prague. On January 17, 2018, Telefónica filed its response seeking dismissal of such motion for lack of legal basis.

On February 14, 2019, notification was given to Telefónica of the resolution of the Supreme Court which, based on the extraordinary appeal filed by Telefónica, abolished the decision of the High Court in Prague dated August 5, 2016 and remanded the case back to the High Court.

In December 2021, the High Court of Prague confirmed its appointment of an expert in order to produce a new expert report to assess the reliability of market-based price criteria used in the mandatory tender offer and further technical issues discussed in this litigation, including a new discounted cashflow valuation of the shares of Český Telecom in 2005.

ICSID Arbitration Telefónica, S.A. vs. Republic of Colombia

In the local arbitration brought by Colombia against Colombia Telecomunicaciones ("ColTel"), on July 25, 2017, the local arbitration tribunal ordered ColTel to pay 470 million euros as economic compensation for the reversion of assets related to voice services in relation to the concession granted between 1994 and 2013.

On August 29, 2017, ColTel's share capital was increased in order to make the payment ordered by the local arbitral award; Telefónica, S.A. contributed and disbursed an amount equivalent to 67.5% of the award's amount (317 million euros) and the Colombian Government contributed an amount equivalent to the remaining 32.5% (153 million euros).

On February 1, 2018, Telefónica, S.A. filed a Request for Arbitration against Colombia at the International Centre for Settlement of Investment Disputes ("ICSID"), which was formally registered on February 20, 2018.

The ICSID Court was constituted on February 26, 2019, with José Emilio Nunes Pinto as President, Horacio A. Grigera Naón appointed by Telefónica, S.A., and Yves Derains appointed by Colombia.

Colombia filed Preliminary Objections on Jurisdiction on August 5, 2019. Telefónica, S.A. responded to Colombia's objections in its Claimant's Memorial on September 23, 2019, in which it also requested that Colombia pay compensation for damages caused to Telefónica, S.A.

On October 23, 2019, Colombia submitted its Complementary Objections on Jurisdiction as well as a request for Bifurcation, to which Telefónica, S.A. responded on November 29, 2019.

On January 24, 2020, the Court dismissed the request for Bifurcation presented by Colombia, ordering the continuation of the proceeding. A decision on the merits of Telefónica, S.A.'s claim is pending. On July 3, 2020, Colombia filed its reply to the claim filed by Telefónica before the ICSID.

On November 2, 2020, Telefónica presented its response to Colombia's reply.

After the hearing held in April 2021, on July 27, 2021 the hearing of closing arguments was held, and the parties are awaiting the issuance of the arbitration award.

Telefónica's lawsuit against Millicom International Cellular for default in the sale of Telefónica de Costa Rica

Telefónica, S.A. (Telefónica) and Millicom International Cellular, S.A. (Millicom) reached an agreement on February 20, 2019 for the purchase and sale of the entire capital stock of Telefónica de Costa Rica TC, S.A.

In March 2020, Telefónica informed Millicom that, once the pertinent regulatory authorizations had been obtained and all the other conditions established in the aforementioned agreement for the execution of the sale had been completed, the execution of the contract and the closing of the transaction should be in April 2020.

Millicom expressed its refusal to proceed with the closing, arguing that the competent Costa Rican administrative authorities had not issued the appropriate authorization.

On May 25, 2020, Telefónica filed a lawsuit against Millicom before the New York Supreme Court, considering that Millicom had breached the terms and conditions established in the sale contract, demanding compliance with the provisions of the aforementioned agreement, and compensation for all damages that this unjustified breach could cause to Telefónica.

On June 29, 2020, Millicom filed a Motion to Dismiss, to which Telefónica replied on July 8, 2020.

On August 3, 2020, Telefónica submitted an amendment to the lawsuit, removing the requirement to comply with the provisions of the sale and purchase contract and requesting only compensation for all damages that the unjustified breach of said agreement could cause to Telefónica.

On January 5, 2021, the Motion to Dismiss filed by Millicom in June 2020 was dismissed by the New York Supreme Court.

ICSID Arbitration Telefónica, S.A. vs. Republic of Peru

On February 5, 2021, Telefónica filed a request for arbitration against the Republic of Peru at the ICSID, which was formally registered on March 12, 2021.

Telefónica bases its claims on the Agreement for the Promotion and Reciprocal Protection of Investments between the Kingdom of Spain and the Republic of Peru ("APRPI") signed on November 17, 1994. Telefónica argues that the Peruvian tax administration (called Superintendencia Nacional de Aduanas y de Administración Tributaria, known as "SUNAT") and other state bodies have failed to comply with the obligations established in the APRPI, including by adopting arbitrary and discriminatory actions.

It is requested that the defendant be ordered to fully compensate Telefónica for all damages suffered.

Once the Tribunal was constituted, on February 9, 2023, Telefónica filed a request for urgent injunctive relief together with a request for injunctive relief, requesting the suspension of the administrative litigation (acción contencioso-administrativa or ACA) related to the income tax for the years 1998, 2000 and 2001, as well as the extension of the deadline for submission by Telefónica of the memorial or claim. Following response of Peru, on February 16, 2023, the Tribunal ruled to dismiss Telefónica's request for urgent injunctive relief, to establish the procedural calendar to process the request for injunctive relief and to grant Telefonica two additional weeks to file the memorial or claim.

UK High Court claim by Phones 4 U Limited against various mobile network operators and other companies, among others, Telefónica, S.A., Telefonica O2 Holdings Limited and Telefonica UK Limited

In late 2018, Phones 4U Limited (in administration) ("P4U") commenced a claim in the English High Court in London against various mobile network operators: Everything Everywhere, Deutsche Telekom, Orange, Vodafone, Telefónica, S.A., Telefonica O2 Holdings Limited and Telefonica UK Limited (together the "Defendants").

P4U carried on a business of selling mobile phones and connections to the public, such connections being supplied by mobile network operators including the Defendants. In 2013 and 2014, the Defendants declined to extend and / or terminated their contracts to supply connections to P4U.

P4U went into administration in September 2014.

P4U alleges that the Defendants ceased to supply connections because they had colluded between themselves in contravention of the United Kingdom and the European Union competition laws and asserts that it has a basis to claim damages for breach of competition law by all the Defendants. The Defendants deny all P4U's allegations.

The claim commenced on December 18, 2018 by P4U. The Defendants filed their initial Defences in the course of April and May 2019, with P4U filing replies on October 18, 2019. The first case management conference took place on March 2, 2020.

The trial was held between May and July 2022. The parties are awaiting the issuance of the sentence.

c) Other contingencies

The Group is currently cooperating with governmental authorities (and, where appropriate, conducting the relevant internal investigations) regarding requests for information potentially related, directly or indirectly, to possible violations of applicable anti-corruption laws. Telefónica believes that, considering the size of the Group, any potential penalty as a result of matters relating to those specific information requests would not materially affect the Group's financial condition.

d) Commitments

Agreement related to the Sale of Customer Relationship Management ("CRM") Business, Atento

As a result of the sale agreement of Atento by Telefónica, announced on October 12, 2012, and ratified on December 12, 2012, both companies signed a Master Service Agreement which regulates Atento's relationship with the Telefónica Group as a service provider for a period of nine years and which has been amended on May 16, 2014, November 8, 2016, May 11, 2018, November 28, 2019 and February 4, 2022. The term of the agreement was extended for Spain and Brazil in November 2016, for two additional years until the end of 2023, and for Latin America in February 2022, for one additional year until the end of 2022.

By virtue of this agreement, Atento became Telefónica's preferred Contact Center and Customer Relationship Management ("CRM") service provider, stipulating annual commitments in terms of turnover which is updated based on inflation and deflation that vary from country to country, pursuant to the volume of services Atento has been providing to the entire Group. Effective January 1, 2017, the minimum volume commitments that Telefónica must comply with have significantly decreased for Brazil and Spain. Additionally, from January 1, 2019 a new reduction of the minimum commitment has been agreed, in this case only for Spain.

Failure to meet the annual turnover commitments in principle results in the obligation to the counterparty, to pay additional amounts, which would be calculated based on the difference between the actual amount of turnover and the predetermined commitment, applying a percentage based on the Contact Center's business margin to the final calculation.

Notwithstanding the above, as a consequence of the amendment signed with the Atento Group on May 11, 2018, from January 1, 2018 the payment obligation for failure to meet the annual turnover commitment continues to be calculated every year but will only be liquidated upon termination of the agreement. Such payment will only be due if the balance is in favor of Atento after adding certain amounts agreed between the parties and deducting an annual percentage of the Atento Group's sales to the Telefónica Group.

The Master Agreement sets forth a reciprocal arrangement, whereby Atento assumes similar commitments to subscribe certain telecommunications services from Telefónica.

Agreement for the sale of the shares of Telefónica Gestión de Servicios Compartidos España, S.A.U., Telefónica Gestión de Servicios Compartidos Argentina, S.A. and T-Gestiona Servicios Contables y Capital Humano, S.A.C.

On March 1, 2016, a share purchase agreement between, on one hand, Telefónica, S.A., Telefónica Servicios Globales, S.L.U. and Telefónica Gestión de Servicios Compartidos Perú, S.A.C. (as sellers), and, on the other hand, IBM Global Services España, S.A., IBM del Perú, S.A.C., IBM Canada Limited and IBM Americas Holding, LLC (as purchasers) for the sale of the companies Telefónica Gestión de Servicios Compartidos España, S.A.U., Telefónica Gestión de Servicios Compartidos Argentina, S.A. and T-Gestiona Servicios Contables y Capital Humano, S.A.C., for a total price of approximately 22 million euros, was ratified before Notary Public. This share purchase agreement was subscribed on December 31, 2015.

Following the aforementioned share purchase agreement and in connection with the latter transaction, also, on December 31, 2015, Telefónica subscribed a master services agreement with IBM for the outsourcing of economic-financial and HR activities and functions to be provided to the Telefónica Group during a period of ten years, for a total amount of approximately 450 million euros. Most of the Telefónica Group's subsidiary companies have already adhered to that master services agreement.

On March 31, 2021 and March 31, 2022 the master services agreement with IBM for the outsourcing of economic-financial and HR activities and functions to be provided to the Telefónica Group was amended. By virtue of these amendments the term may be extended for those adhered companies that decide to extend their services beyond the initial term.

In addition, on July 29, 2022 a new amendment was executed by virtue of which the term may be extended for those adhered companies in Latinoamerica that decide to extend some of their services.

Contracts for the provision of IT services with Nabiax

In 2019 Telefónica, S.A. signed an agreement for the sale of a portfolio of eleven data center businesses to a company (hereinafter "Nabiax") controlled by Asterion Industrial Partners SGEIC, S.A.

At the same time as this sale, agreements were entered into with Nabiax to provide housing services to the Telefónica Group, allowing Telefónica to continue providing housing services to its customers, in accordance with its previous commitments. Such service provision agreements have an initial term of ten years and include minimum consumption commitments in terms of capacity. These commitments are consistent with the Group's expected consumption volumes, while prices are subject to review mechanisms based on inflation and market reality.

On May 7, 2021, Asterion Industrial Partners SGEIC, S.A. and Telefónica Infra (T. Infra), the infrastructure unit of the Telefónica Group, reached an agreement for the contribution to Nabiax of four additional data centers owned by the Telefónica Group (two of them located in Spain and two in Chile). In exchange for the contribution of these four data centers, T. Infra will receive a 20% equity stake in Nabiax. Once the relevant authorizations and other conditions precedent to the contribution of the two data centers located in Spain were obtained, the partial closing of the transaction took place as of July 21, 2021, whereby Telefónica Group contributed those data centers to Nabiax, with T. Infra receiving in exchange a 13.94% stake in Nabiax at this stage. The agreement was complemented by the signing of a contract for the provision to Telefónica of housing services from those two data centers under terms and conditions equivalent to those established in the transaction executed in 2019, for an initial period of ten years.

Once the conditions related to the contribution of the two data centers located in Chile were fulfilled, on May 24, 2022, the complete closing of the transaction took place, and T. Infra reached a 20% stake in Nabiax. The agreement was complemented by the signing of a contract for the provision to Telefónica of housing services from those two data centers under terms and conditions equivalent to those established in the transaction executed in 2019, for an initial period ending in 2031.

50:50 joint venture with Liberty Global for the combination of both groups' businesses in the United Kingdom

On May 7, 2020, Telefónica agreed to enter into a joint venture with Liberty Global plc ("Liberty Global") pursuant to a contribution agreement (as amended, the "Contribution Agreement") between Telefónica, Telefonica O2 Holdings Limited, Liberty Global, Liberty Global Europe 2 Limited and a newly formed entity of which, after closing, each of Telefónica and Liberty Global would hold 50% of its share capital named VMED O2 UK Limited.

After having obtained the clearance from the Competition and Market Authority (the antitrust authority in the UK) to complete this transaction and having fulfilled all the other pre-closing conditions included in the Contribution Agreement, the transaction was completed on June 1, 2021. From such date, Telefónica and Liberty Global each hold an equal number of shares in VMED O2 UK Limited; after: (i) Telefónica having contributed to VMED O2 UK Limited its O2 mobile business in the United Kingdom and (ii) Liberty Global having contributed its Virgin Media business in the United Kingdom to VMED O2 UK Limited.

The corporate governance of VMED O2 UK Limited is regulated by a shareholders' agreement, which was entered into by the parties to the Contribution Agreement on June 1, 2021 (the "Shareholders' Agreement").

On the date of closing of the transaction, Telefónica, Liberty Global, and certain companies belonging to each shareholder's corporate group entered into certain services, reverse services, licensing and data protection agreements with VMED O2 UK Limited and certain entities belonging to the VMED O2 UK Limited group. In particular, Telefónica and Liberty Global agreed that each shareholder's group would provide certain services, either on a transitional or ongoing basis to VMED O2 UK Limited and its group and that, for a limited period of time, VMED O2 UK Limited would also provide certain reverse services to specific companies belonging to the corporate group of each of its shareholders.

Pursuant to the terms of the above referred services agreements, the transitional services that are to be provided by the Telefónica Group to VMED O2 UK Limited shall be provided for terms ranging from 7 to 24 months while the ongoing services that are to be provided by the Telefónica Group to VMED O2 UK Limited will be provided for periods of two to six years, depending on the service. The services provided by the Telefonica Group to VMED O2 UK Limited consist primarily of technology and telecommunication services that will be used by or will otherwise benefit VMED O2 UK Limited. In addition to providing VMED O2 UK Limited with such services, the mobile operators of the Telefonica Group and VMED O2 UK Limited will maintain their roaming commercial relationships in order to reciprocally provide roaming services for their respective customers.

Likewise, as of closing of the transaction Telefónica granted certain trademark license agreements to VMED O2 UK Limited (the "VMED O2 UK Limited Trademark Licenses"). Pursuant to the VMED O2 UK Limited Trademark Licenses, Telefonica Group licensed the use of Telefónica and O2 brand rights to VMED O2 UK Limited.

e) Directors' and Senior executives' compensations and other benefits

The compensation of the members of Telefónica's Board of Directors is governed by article 35 of the Company's By-Laws, which provides that the annual amount of the compensation to be paid thereby to all of the Directors in their capacity as such, i.e., as members of the Board of

Directors and for the performance of the duty of supervision and collective decision-making inherent in such body, shall be fixed by the shareholders at the General Shareholders' Meeting. The Board of Directors shall determine the exact amount to be paid within such limit and the distribution thereof among the Directors, taking into account the duties and responsibilities assigned to each Director, their membership on Committees within the Board of Directors and other objective circumstances that it deems relevant. Furthermore, Executive Directors shall receive such compensation as the Board determines for the performance of executive duties delegated or entrusted to them by the Board of Directors. Such compensation shall conform to the Director compensation policy approved by the shareholders at the General Shareholders' Meeting.

In accordance with the foregoing, the shareholders acting at the Ordinary General Shareholders' Meeting held on April 11, 2003 set at 6 million euros the maximum amount of annual gross compensation to be received by the Board of Directors as a fixed allotment and as attendance fees for attending the meetings of the Advisory or Control Committees of the Board of Directors. Thus, as regards fiscal year 2022, the total amount of compensation accrued by the Directors of Telefónica, in their capacity as such, was 2,851,801 euros for the fixed allocation and for attendance fees.

The compensation of the Directors of Telefónica in their capacity as members of the Board of Directors, of the Executive Commission and/or of the Advisory or Control Committees consists of a fixed amount payable monthly and of attendance fees for attending the meetings of the Advisory or Control Committees.

Set forth below are the amounts established in fiscal year 2022 as fixed amounts for belonging to the Board of Directors, the Executive Commission and the Advisory or Control Committees of Telefónica and the attendance fees for attending meetings of the Advisory or Control Committees of the Board of Directors:

Compensation of the Board of Directors and of the Committees thereof

Amounts in euros

Position	Board of Directors	Executive Commission	Advisory or Control Committees (*)
Chairman	240,000	80,000	22,400
Vice chairman	200,000	80,000	—
Executive Member	—	—	—
Proprietary Member	120,000	80,000	11,200
Independent Member	120,000	80,000	11,200
Other external	120,000	80,000	11,200

(*) In addition, the amount of the attendance fee for each of the meetings of the Advisory or Control Committees is 1,000 euros.

In this regard, it is noted that the Executive Chairman, Mr. José María Álvarez-Pallete López, waived the receipt of the above amounts (i.e., 240,000 euros as Chairman of the Board of Directors and 80,000 euros as Chairman of the Executive Commission).

Likewise, the fixed remuneration of 1,923,100 euros established for the 2023 financial year related to executive roles carried out by Executive Chairman, Mr. José María Álvarez-Pallete López is equal to that received in the previous seven years (i.e. 2022, 2021, 2020, 2019, 2018, 2017 and 2016), which was set in his capacity as Chief Operating Officer, remaining invariably after his appointment as Chairman in 2016.

The fixed remuneration, for his executive roles, of 1,600,000 euros that the Chief Operating Officer (C.O.O.), Mr. Ángel Vilá Boix, has established for the 2023 financial year is equal to the one received in the years 2022, 2021, 2020 and 2019.

Individualized description

Appendix II provides an individual breakdown by item of the compensation and benefits that the members of the Board of Directors and of the Senior Management of the Company have accrued and/or received from Telefónica, S.A. and from other companies of the Telefónica Group during fiscal year 2022. Likewise, the compensation and benefits accrued and/or received, during such year, by the members of the Company's Senior Management are broken down.

f) Related-party transactions

Significant shareholders

The significant shareholders of the Company are Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), CaixaBank, S.A. and BlackRock, Inc.

Based on the information provided by CaixaBank, S.A. for the 2022 Annual Report Corporate Governance, as updated per share capital of Telefónica, S.A. as of December 31, 2022, the shareholding of CaixaBank, S.A. in Telefónica's share capital were 3.50%.

Based on the information provided by Banco Bilbao Vizcaya Argentaria, S.A. (BBVA) for the 2022 Annual Report on Corporate Governance, as updated per share capital of Telefónica, S.A. as of December 31, 2022, the shareholding of BBVA in Telefónica's share capital were 4.87%. Likewise, and according to the aforementioned information provided by BBVA, the percentage of economic rights attributed to Telefónica, S.A. shares owned by BBVA amounts to 4.97%.

Based on the information notified by BlackRock, Inc to the CNMV on March 31, 2020, as updated per the share capital of Telefónica, S.A. as of December 31, 2022, the shareholding of BlackRock, Inc in Telefónica's share capital were 4.48%. Based on the Schedule 13G/A filed with the SEC, on October 7, 2022, BlackRock, Inc. beneficially owned 4.96% of Telefónica, S.A. shares and 4.49% of voting rights.

During 2022 and 2021, the Group carried out no significant transactions with BlackRock, Inc. other than the corresponding dividends paid.

A summary of significant transactions between Telefónica, S.A. and the companies of BBVA and those of Caixabank, other than the payment of the dividend corresponding to its shareholding, carried out at market prices, is as follows:

2022

Millions of euros	BBVA	Caixabank
Financial expenses	4	1
Receipt of services	1	2
Total expenses	**5**	**3**
Financial revenues	2	—
Dividends received (1)	15	—
Total revenues	**17**	**—**
Financing transactions	1	—
Time deposits	289	43

(1) As of December 31, 2022 Telefónica holds 0.732% investment in BBVA (See note 9.3).

2021

Millions of euros	BBVA	Caixabank
Financial expenses	6	1
Receipt of services	1	2
Total expenses	**7**	**3**
Financial revenues	1	—
Dividends received (1)	8	—
Total revenues	**9**	**—**
Guarantees granted	—	8
Time deposits	86	—
Time deposits (Others)	251	21

(1) As of December 31, 2021 Telefónica held 0.66% investment in BBVA.

In addition, the nominal outstanding value of derivatives held with BBVA and Caixabank in 2022 amounted to 5,286 and 264 million euros, respectively (6,226 million euros held with BBVA and 264 million euros with Caixabank in 2021). The fair value of these derivatives in the balance sheet is 227 and 41 million euros, respectively, in 2022 (331 and 26 million euros, respectively, in 2021). As explained in Derivatives policy in note 16, this figure is inflated by the use in some cases of several levels of derivatives applied to the nominal value of a single underlying. Moreover, in 2022 there are collateral guarantees (liabilities) of certain derivatives held with BBVA and Caixabank amounting to 134 and 43 million euros, respectively (a liability of 251 and 21 million euros, respectively, in 2021).

Telefónica, S.A. holds a 50% interest in Telefónica Consumer Finance, E.F.C., S.A., a company controlled by Caixabank. (see Appendix I).

Telefónica, S.A. holds a 50% interest in Telefónica Factoring España and a 40,5% interest in its subsidiaries in Peru, Colombia and México as well as a 40% interest in its subsidiary in Brazil, in which BBVA and Caixabank have minority interests. (see Appendix I).

On July 21, 2022, Telefónica, S.A. and CaixaBank Payments and Consumer E.F.C., E.P., S.A. incorporated the company Telefónica Renting, S.A. 50% each. This company is controlled by CaixaBank. (see Appendix I).

Balances with Group and Associated companies

Telefónica, S.A. is a holding company for various investments in companies in Latin, Spain and the rest of Europe which do business in the telecommunications, media and entertainment sectors.

The balances and transactions between the Company and these subsidiaries (Group and Associated Companies) at December 31, 2022 and 2021 are detailed in the notes to these individual financial statements.

Directors and senior executives
During the financial year to which these accompanying financial statements refer, the Directors and senior executives did not perform any transactions with Telefónica, S.A. or any Telefónica Group company other than those in the Group's normal trading activity and business.

Compensation and other benefits paid to members of the Board of Directors and senior executives are detailed in note 20 e) and Appendix II of these financial statements.

Telefónica contracted a civil liability insurance scheme (D&O) for Directors, managers and staff with similar functions in the Telefónica Group, with standard conditions for these types of insurance and a premium attributable to 2022 of 6,598,467.33 euros (5,303,931.42 euros in 2021). This scheme provides coverage for Telefónica, S.A. and its subsidiaries in certain cases. Out of this amount, Telefónica, S.A. has paid 3,622,176.07 euros (3,010,258.35 euros in 2021).

g) Auditors' fees

The services commissioned to PricewaterhouseCoopers Auditores, S.L., the Principal Auditor of Telefónica, S.A. for the years 2022 and 2021, meet the independence requirements stipulated by the Spanish Audit Law 22/2015, July 20, the US SEC rules and the Public Company Accounting Oversight Board (PCAOB).

The expenses accrued refer to the fees for services rendered by the various member firms of the PwC network, of which PricewaterhouseCoopers Auditores, S.L. forms part, amount to 3.96 and 3.52 million euros in 2022 and 2021, respectively.

The detail of these amounts is as follows:

Millions of euros	2022	2021
Audit services	3.20	3.07
Audit-related services	0.76	0.45
Total	**3.96**	3.52

"Audit services" mainly includes audit fees for the individual and consolidated financial statements, as well as reviews of interim financial statements. These Audit services also incorporate the integrated audits of the financial statements for the annual report Form 20-F to file with the US SEC and the internal control audit over the financial information to comply with the requirements of the Sarbanes-Oxley 2002 Act (Section 404).

Audit-related services: mainly services related to the issuance of comfort letters, the report on the information relating to the system of the internal control over financial reporting (ICFR) and the verification of the non-financial information of the Consolidated Management Report.

During the years 2022 and 2021, the principal auditor has not performed services, other than the audit services or the audit-related services in Telefónica, S.A.

h) Environmental matters

Commitment to protect the environment is part of the Company's general strategy and is the responsibility of the Board of Directors. The performance in this area is regularly supervised by the Board's Sustainability Committee and the Responsible Business Office, made up of the global areas which execute that strategy alongside the business units.

The Group has global environmental and energy management policies, and externally certified environmental management systems in accordance with ISO 14001 in all Group companies. The environment is a central issue throughout the Company, involving both operational and management areas as well as business and innovation areas.

Managing environmental impact and energy consumption is a strategic priority and carbon reduction targets are part of the variable remuneration of all Company employees, including the Senior Management. In addition, Telefónica, S.A.'s long-term share-based incentive plans 2021-2025 (see note 19) include CO2 Emission Neutralization targets, in line with the target set by the Company.

Sustainable financing is a key tool for supporting the transformation of the business through investment in projects with a positive environmental and social impact. In 2018, the Company published its Sustainable Financing Framework. This was updated in January 2021 and, in both cases, was endorsed by a second party opinion from Sustainalytics. The framework is linked to the United Nations Sustainable Development Goals and aligned with the Green Bond, Social Bond and Sustainable Bond Principles of the International Capital Market Association (ICMA).

Telefónica was the first issuer of senior green bonds and hybrid instruments (green and sustainable) in the telecommunications sector. The funds that were obtained have been allocated to projects focused on switching our network from copper to fiber, which is more efficient and suffers fewer faults; the rollout and improvement of mobile connectivity in rural areas; and the promotion of entrepreneurship and job creation through investments in start-ups. Even when the above mentioned issuances have not been directly carried out by the Company, they are guaranteed by Telefónica, S.A.

In addition to senior green bonds and hybrid instruments, the Company uses other sustainable bank financing tools, such as loans and credits linked to sustainability objectives that make it possible to progress steadily towards such important corporate targets as reducing emissions and gender equality. Also in this case, the main

syndicated loan of the Company is linked to sustainability criteria in line with the corporate Sustainability-linked Loan Framework, which was drawn up in late 2021 with a second opinion from Sustainalytics.

In 2022, the Company maintained an active presence in the capital market through several issuances., guaranteed by Telefónica, S.A., These included its first sustainable senior bond issuance for 1,000 million euros in May with a term of nine years. The funds obtained from this issuance will be allocated to projects related to transformation of the telecommunications network via the rollout of fiber optics and 5G technology, as well as social projects aimed at promoting inclusive connectivity, entrepreneurship and job creation.

The Group's second hybrid green instrument issuance took place in November for the value of 750 million euros, guaranteed by Telefónica, S.A., with the first redemption date at six years. In this case, the investment from funds will be used to switch off obsolete equipment and transform mobile infrastructures through energy efficiency projects.

Despite the market instability, these two issues were well received by the market with a broadly international and diversified investor base.

Already in January 2023, a new issue of a green hybrid bond for an amount of 1,000 million euros, guaranteed by Telefónica, S.A. has been carried out (see note 22).

During 2022, Telefónica, S.A. or instrumental companies of the Group, with the guarantee of Telefónica, S.A. committed lines and bilateral financing operations were also carried out during the year with numerous financial entities, obtaining a total volume of 3,864 million euros at the close of 2022, the interest applied to which is also linked to compliance with sustainability targets.

i) Trade and other guarantees

The Company is required to issue trade guarantees and deposits for concession and spectrum tender bids and in the ordinary course of its business. No significant additional liabilities in the accompanying financial statements are expected to arise from guarantees and deposits issued (see note 20.a).

Note 21. Cash flow analysis

Cash flows from/(used in) operating activities

The net result before tax in 2022 amounts to a loss of 1,541 million euros (see income statement), adjusted by items recognized in the income statement that did not require an inflow or outflow of cash in the year, or are included within the investing and financing activities.

These adjustments relate mainly to:

- The impairment of investments in Group companies, associates and other investments of 1,590 million euros (in 2021 a write down of 4,574 million euros).
- Declared dividends as income in 2022 for 1,450 million euros (5,943 million euros in 2021), interest accrued in 2022 on loans granted to subsidiaries of 15 million euros (36 million euros in 2021) and a net financial expense of 1,401 million euros (1,166 million euros in 2021), adjusted initially to include only movements related to cash inflows or outflows during the year under "Other cash flows from operating activities."

"Other cash flows from operating activities" amount to 4,277 million euros (11,257 million euros in 2021). The main items included are:

a) Net interest paid:

Payments of net interest and other financial expenses amounted to 1,062 million euros (1,431 million euros in 2021), including:

- Net proceeds to external credit entities, net of hedges, for 212 million euros, (net payments of 49 million euros in 2021 offset by their hedges), and
- Interest and hedges paid to Group companies of 1,274 million euros (1,383 million euros in 2021).

b) Dividends and other distributions from reserves and paid-in capital received:

Millions of euros	2022	2021
Telefónica Filiales España, S.A.U.	—	105
Telefónica Móviles España, S.A.U.	560	1,949
Telefónica O2 Holdings, Ltd.	2,106	5,290
Telefónica de España, S.A.U.	301	906
Telfisa Global, B.V.	357	1,364
Telefónica Finanzas, S.A.U. (TELFISA)	67	178
Telfin Ireland, Ltd.	—	216
Telefônica Brasil, S.A.	332	240
Sao Paulo Telecomunicaçoes, Ltda	15	52
Pontel Participaciones, S.L.	—	2,196
Other dividend collections	39	24
Total	**3,777**	**12,520**

In addition to the dividends declared in 2022 (see note 19.1) and collected in the same period, this caption also includes dividends from previous periods collected in 2022.

c) Income tax collected: Telefónica, S.A. is the parent of its consolidated Tax Group (see note 17) and therefore it is liable for filing income tax with the Spanish Treasury. It subsequently informs companies included in the Tax Group of the amounts payable by them. Payments totaling 289 million euros on account of income tax were made in 2022 (71 million euros in 2021) as disclosed in note 17. In 2022 the tax inspection carried out by the Tax Authorities regarding the period 2014-2017 has ended with the payment of 19 million euros and the proceeds from 2020 and 2021 income tax totaling 41 and 73 million euros, respectively and the proceeds from the execution of the agreement resolution by Spanish Audiencia Nacional of October 24, 2022 as explained in note 17 amounting to 791 million euros.

In this regard, the main amounts passed on to subsidiaries of the tax group were as follows:

- Telefónica Móviles España, S.A.U.: total collection of 295 million euros, corresponding to: 186 million euros for the 2021 income tax settlement and 109 million euros in payments on account of 2022 income tax.

  In 2021, there was an income collection of 67 million euros, corresponding to: 27 million euros for the

2020 income tax settlement and 40 million euros in payments on account of 2021 income tax.

- Telefónica de España, S.A.U.: collection of 199 million euros, corresponding to: 53 million euros for the 2021 income tax settlement refund, 207 million euros in collections on account of 2022 income tax partially offset by the 31 million euros collection for the 2020 income tax settlement and 30 million euros collection for the Tax inspection 2014-2017 carried out by the Tax Authorities.

  In 2021 there was an income collection of 46 million euros, corresponding to: 3 million euros for the 2020 income tax settlement refund and 49 million euros in payments of account of 2021 income tax.

- Telefónica Latinoamérica Holding, S.L.: collection of 15 million euros, corresponding to: A payment of account for the 2022 income tax by 52 million euros partially offset by proceeds of 23 million euros raised by the Decision 117/2022 of Audiencia Nacional regarding 2008 to 2018 fiscal years and 14 million euros of proceeds from the 2021 income tax.

  In 2021 there was an income collection of 130 million euros, corresponding to: 60 million euros for the 2020 income tax settlement, 3 million euros in payments of account of 2021 income tax and 67 million euros for the 2005-2007 income tax settlement signed in dispute.

- Telefónica Hispanoamérica, S.A.: There has been a total net collection of 354 million euros corresponding to: 392 million euros due to the Inspection process carried out by the Tax Authorities for the fiscal years 2014-2017 partially offset by the payments for 2021 income tax by 31 million euros and the payments of account of 2022 income tax amounting to 7 million euros.

Cash flows from/(used in) investing activities

"Payments on investments" under "Cash flows from/(used in) investing activities" included a total payment of 6,290 million euros (12,410 million euros in 2021). The main transactions to which these payments refer are as follows:

- Capital increases: the main disbursements correspond to Telefónica Hispanoamérica, S.A. amounting to 1,192 million euros, Telefónica Infra, S.L. amounting to 555 million euros and Telefónica Cybersecurity & Cloud Tech, S.L. amounting to 342 million euros. These capital increases, as well as other minor disbursements of this same concept are disclosed fully in notes 8.1.a.

- New credits granted: The main proceeds have been paid to Bluevía Fibra, S.L. amounting to 526 million euros and Telefónica Cybersecurity & Cloud Tech, S.L. amounting to 140 million pounds sterling equivalent to 166 million euros. The disclosure of all the new credits granted are described in note 8.5.

- Payments of financial investments related to the reinvestment of treasury overage amounting to 300 million euros.

- Payments of collaterals related to financial derivative instruments amounting to 2,199 million euros.

Proceeds from disposals totaling 3,521 million euros in 2022 (13,275 million euros in 2021) includes:

- Proceeds from reserves distributed by Telefónica Centroamérica Inversiones, S.L. amounting to 66 million euros (see note 8).

- Proceeds totaling 86 million euros as a result of the liquidation of the treasury of Sao Paulo Telecomunicaçoes, Ltda. (see note 8).

- The cancellation according to the maturity schedule of credits granted to Telxius Telecom, S.A. amounting to 100 million euros.

- Proceeds from financial investments related to the reinvestment of treasury overage amounting 300 million euros.

- Proceeds from collaterals related to financial derivative instruments amounting to 2.925 million euros.

Cash flows from/(used in) financing activities

This caption mainly includes the following items:

i. Proceeds from financial liabilities:

   a) Debt issues: The main collections comprising this heading are as follows:

Millions of euros	2022	2021
Telefónica Emisiones, S.A.U. (Note 15)	1,100	—
Bank loans	150	1,000
Telfisa Global, B.V. (Note 15)	2,710	—
Telefónica de Argentina, S.A. (Note 15)	—	314
Telefónica Europe B.V. (Note 15)	750	1,750
Bilateral loans (Note 14)	—	300
Other collections	33	154
Total	**4,743**	**3,518**

b) Prepayments and redemption of debt: The main payments comprising this heading are as follows:

Millions of euros	2022	2021
Bilateral loans with several entities	1,279	850
Telfisa Global, B.V. (Note 15)	—	2,731
Telefónica Europe, B.V. (Note 15)	750	1,750
Telefónica Europe, B.V. promissory notes (Note 15)	504	248
Promissory notes redemption (Note 13)	30	239
Telefónica Emisiones, S.A.U. (Note 15)	2,787	4,471
Structured Financing	—	320
Telefónica Participaciones, S.A.U, (Note 15)	—	565
Telefónica de Argentina, S.A. (Note 15)	173	335
Credit (Note 14.4)	100	116
Other payments	54	6
Total	**5,677**	**11,631**

Debt redemption of loans mainly refers to a bank loan signed in December 2021, amounting to 1,000 million euros which is included as new debt in the debt issues chart for 2021. The maturity date of the loan was March 2022 and it has been redeemed accordingly.

The commercial paper transactions with Telefónica Europe, B.V. are stated at their net balance as recognized for the purposes of the cash flow statement, being high-turnover transactions where the interval between purchase and maturity never exceeds six months.

The financing obtained by the Company from Telfisa Global, B.V. relates to the Group's integrated cash management (see note 15). These amounts are stated net in the cash flow statement as new issues or redemptions on the basis of whether or not at year-end they represent current investment of surplus cash or financed balances payable.

ii. Acquisition of treasury shares, as indicated in note 11.a.

iii. Payments of dividends amount to 959 million euros (617 million euros in 2021). The figure differs from the one shown in note 11.1.d) because of the withholding taxes deducted in the payment to certain major shareholders, which will be paid to Tax Authorities in 2023 and also the withholding taxes referred to the dividend distribution made in December 2021 which have been paid to the Tax Authorities in January 2022.

Note 22. Events after the reporting period

The following events regarding the Company took place between the reporting date and the date of preparation of the accompanying financial statements:

Financing

- On January 13, 2023, the first annual extension of the sustainability-linked syndicated loan facility for 5,500 million euros of Telefónica, S.A. was exercised. The new expiration date is January 13, 2028.
- On January 23, 2023, Telefónica Emisiones, S.A.U. redeemed 1,277 million euros of its notes issued on January 22, 2013. These notes were guaranteed by Telefónica, S.A.
- In January 2023, Telefónica Europe, B.V. carried out the following transactions related to its capital structure:
    - a new issue amounting to 1,000 million euros, guaranteed by Telefónica, S.A. An amount equal to the net proceeds of the issue of the securities will be subject to specific eligibility criteria to be applied to finance new or refinance existing projects, as detailed in Telefónica's SDG Framework. The settlement took place on February 2, 2023; and
    - a tender offer for the following hybrid instruments: (i) any outstanding 1,250 million euros Undated 5.7 Year Non-Call Deeply Subordinated Guaranteed Fixed Rate Reset Securities (the "September 2023 Notes") and (ii) any outstanding 1,000 million euros Undated 10 Year Non-Call Deeply Subordinated Guaranteed Fixed Rate Reset Securities (the "March 2024 Notes"), irrevocably guaranteed by Telefónica, S.A. Telefónica Europe, B.V. accepted the purchase in cash of the tendered securities for an aggregate principal amount, with respect to the September 2023 Notes, of 388 million euros, and an aggregate principal amount, with respect to the March 2024 Notes, of 612 million euros. The tender offer settled on February 3, 2023.
- On February 3, 2023 Bluevía Fibra, S.L. has reimbursed, prior to its maturity, the credit facility by Telefónica, S.A. (See note 8), as well as the uncollected interests as of the payment date. The total amount repaid amounts to 528 million euros.
- On February 14, 2023, Telefónica, S.A. signed a bilateral loan of 150 million euros and maturing in 2033.

Investments

- On January 13, 2023 the Company sold the investment in Telefónica Ingeniería de Seguridad, S.A.U. to Telefónica Filiales España, S.A.U. by 6 million euros.
- On January 18, 2023, Telefónica informed that, once the corresponding regulatory and competition approvals were obtained, Pontel Participaciones, S.L., Telefónica's subsidiary held 83.35% by Telefónica and 16.65% by Pontegadea Inversiones, S.L., acquired 40% of the share capital of Telxius Telecom, S.A. from Taurus Bidco S.à r.l. (a company managed by KKR). As a result of the transaction, Pontel Participaciones, S.L., which held the remaining 60% of Telxius Telecom, S.A.'s share capital, has become the sole shareholder of Telxius Telecom, S.A. Within the framework of the transaction, and on the same date, Pontel Participaciones, S.L. has carried out a capital increase fully subscribed and paid by its shareholders' in the proportion agreed between them so that Telefónica, S.A. has paid 111 million euros reducing its ownership interest to 70%. On January 17 and February 2, 2023, Telefónica granted two loans amounting to 0.6 and 175 million euros both with 1 year maturity date. On February 7, 2023, the shareholders of Pontel Participaciones, S.L. approved a dividend distribution out of share premium and shareholder contributions, of which a total amount of 552 million euros corresponds to Telefónica, and will be paid no later than 31 May 2023. Finally, on February 8, 2023, the merger by absorption of Pontel Participaciones, S.L. by Telxius Telecom, S.A. was agreed.
- On January 26, 2023, the deed of the capital increase carried out by Telefónica Digital España, S.A.U. by 45 million euros has been filed. This share capital increase has been fully subscribed and paid by Telefónica.

Note 23. Additional note for English translation

These annual financial statements were originally prepared in Spanish and were authorized for issue by the Company's Directors in the meeting held on February 22, 2023. In the event of a discrepancy, the Spanish language version prevails.

Appendix I: Details of subsidiaries and associates at December 31, 2022

Millions of euros	**% Ownership**					**Income (loss)**		
Name and corporate purpose	**Direct**	**Indirect**	**Capital**	**Rest of equity**	**Dividends**	**From operations**	**For the year**	**Net carrying amount**
Telefónica Latinoamérica Holding, S.L.U. (SPAIN) Holding Company Distrito Telefónica. Ronda de la Comunicación s/n 28050 Madrid	100%	—	291	9,431	—	1,452	2,004	11,371
Telefónica Móviles España, S.A.U. (SPAIN) Wireless communications services provider Distrito Telefónica, Ronda de la Comunicación s/n 28050 Madrid	100%	—	209	306	—	929	678	5,561
Telfin Ireland Limited (IRELAND) Intragroup financing 28/29 Sir John Rogerson's Quay, Dublin 2	100%	—	—	2	—	—	—	2
Telefónica O2 Holdings Limited (UNITED KINGDOM) Holding Company Highdown House, Yeoman Way, Worthing, West Sussex, BN99 3HH	99.99%	0.01%	13	6,904	909	3,559	4,500	11,473
Telefónica Móviles México, S.A. de C.V. (MEXICO) Holding Company Prolongación Paseo de la Reforma 1200 Col. Cruz Manca, México D.F. CP.05349	100%	—	601	(559)	—	—	3	45
Telefónica de España, S.A.U. (SPAIN) Telecommunications service provider in Spain Gran Vía, 28 - 28013 Madrid	100%	—	1,024	1,586	—	3,171	2,553	2,455
O2 (Europe) Ltd. (UNITED KINGDOM) Holding Company Highdown House, Yeoman Way, Worthing, West Sussex, BN99 3HH	100%	—	6,895	1,597	—	—	1	8,421
Telefónica Filiales España, S.A.U. (ESPAÑA) Organization and operation of multimedia service-related activities and businesses Distrito Telefónica, Ronda de la Comunicación s/n, Madrid 28050	100%	—	226	982	—	(28)	(27)	1,181
Telfisa Global, B.V. (NETHERLANDS) Integrated cash management, consulting and financial support for Group companies Strawinskylaan 1259; tower D; 12th floor 1077 XX - Amsterdam	100%	—	—	712	14	(2)	8	712
O2 Oak Limited (UNITED KINGDOM) Holding Company Highdown House, Yeoman Way, Worthing, West Sussex, BN99 3HH	100%	—	—	—	—	—	—	—
Telefónica Hispanoamérica, S.A. (SPAIN) Holding Company Ronda de la Comunicación, s/n – 28050 Madrid	100%	—	78	48	—	(341)	(402)	1,486
TIS Hispanoamérica, S.L. (SPAIN) Holding Company Ronda de la Comunicación, s/n Distrito Telefónica Edificio Central - 28050 Madrid	100%	—	—	7	—	(1)	(1)	6

Millions of euros	% Ownership					Income (loss)		
Name and corporate purpose	**Direct**	**Indirect**	**Capital**	**Rest of equity**	**Dividends**	**From operations**	**For the year**	**Net carrying amount**
Telefónica Soluciones de Criptrografía, S.A. (SPAIN) Engineering, development, production, sale and maintenance of telecommunication and electronic equipment Gran Vía 28, 28013 Madrid	100%	—	—	1	—	—	—	2
Telefónica Tech , S.L. (SPAIN) Promotion of business initiatives and holding for securities Gran Vía 28-28013 Madrid	100%	—	65	850	—	(5)	(4)	905
O2 Worldwide Limited (UNITED KINGDOM) Private Limited Company C/O Stobbs Building 1000, Cambridge Research Park, Cambridge, CB25 9PD	100%	—	—	—	—	—	—	—
Telefónica Capital, S.A.U. (SPAIN) Finance Company Gran Vía, 28 - 28013 Madrid	100%	—	7	202	—	—	7	110
Telefónica Digital España, S.L.U. (SPAIN) Holding Company Ronda de la Comunicación, s/n Distrito Telefónica Edificio Central - 28050 Madrid	100%	—	26	385	—	(41)	(130)	281
TLH Holdco, S.L. (SPAIN) Holding Company Ronda de la Comunicación, s/n Distrito Telefónica Edificio Central - 28050 Madrid	100%	—	85	1,561	—	(17)	(15)	1,646
Telefónica Internacional USA, Inc. (U.S.A.) Financial Advisory services 1221 Brickell Avenue suite 600 - 33131 Miami - Florida	100%	—	—	1	—	—	—	—
Lotca Servicios Integrales, S.L. (SPAIN) Ownership, operation and aircraft leases Gran Vía, 28 - 28013 Madrid	100%	—	17	39	—	(5)	(4)	53
Telefónica Ingeniería de Seguridad, S.A.U. (SPAIN) Security services and systems Ramón Gómez de la Serna, 109-113 Posterior 28035 Madrid	100%	—	8	5	—	(5)	(2)	6
Telefónica Infra, S.L. (SPAIN) Portfolio Company (Holding) Ronda de la Comunicación S/N - 28050 Madrid	100%	—	12	736	—	(14)	(9)	738
Telefónica Finanzas, S.A.U. (TELFISA) (SPAIN) Integrated cash management, consulting and financial support for Group companies Ronda de la Comunicación, s/n – 28050 Madrid	100%	—	3	(76)	182	(3)	100	13
Telefónica Global Solutions, S.L.U. (SPAIN) International services provider Ronda de la Comunicación, s/n – 28050 Madrid	100%	—	1	77	—	(20)	(31)	47
Telefónica Investigación y Desarrollo, S.A.U. (SPAIN) Telecommunications research activities and projects Ronda de la Comunicación, s/n – 28050 Madrid	100%	—	7	6	—	(2)	1	13
Telefónica Luxembourg Holding S.à.r.L. (LUXEMBOURG) Holding Company 26, rue Louvingny, L-1946- Luxembourg	100%	—	3	175	—	—	—	4
Telefónica Servicios Globales, S.L.U. (SPAIN) Management and administrative services provider Ronda de la Comunicación, s/n – 28050 Madrid	100%	—	1	81	—	—	—	82
Telefónica Participaciones, S.A.U. (SPAIN) Issues of preferred shares and/or other debt financial instruments Gran Vía, 28 - 28013 Madrid	100%	—	—	1	—	—	—	—

Millions of euros	% Ownership					Income (loss)		
Name and corporate purpose	Direct	Indirect	Capital	Rest of equity	Dividends	From operations	For the year	Net carrying amount
Telefónica Emisiones, S.A.U. (SPAIN) Issues of preferred shares and/or other debt financial instruments Gran Vía, 28 - 28013 Madrid	100%	—	—	14	—	(2)	1	—
Telefónica Europe, B.V. (NETHERLANDS) Fund raising in capital markets Strawinskylaan 1259; tower D; 12th floor 1077 XX – Amsterdam	100%	—	—	3	2	(1)	2	—
Toxa Telco Holding, S.L. (SPAIN) Holding Company Ronda de la Comunicación s/n Madrid 28050	100%	—	—	—	—	—	—	—
Pontel Participaciones, S.L. (SPAIN) Holding Company Distrito Telefónica, Ronda de Comunicación, s/n	83.35%	—	—	794	—	—	—	785
Telefónica Centroamérica Inversiones, S.L (SPAIN) Holding Company Ronda de la Comunicación, s/n. - 28050 Madrid	60%	—	1	8	—	(8)	(12)	(2)
Telefónica Global Solutions Argentina, S.A. (ARGENTINA) Telecommunications services Av. Corrientes 707, Planta Baja, Ciudad de Buenos Aires, Argentina	5%	95%	3	—	—	1	—	—
Telefónica Consumer Finance E.F.C., S.A. (SPAIN) Lending and consumer loans c/Caleruega, 102 -28033 Madrid	50%	—	5	29	2	6	4	15
Aliança Atlântica Holding B.V. (NETHERLANDS) Portfolio Company Strawinskylaan 1725 – 1077 XX – Amsterdam	50%	37%	150	(106)	—	—	—	22
Telefónica Renting, S.A. (SPAIN) Purchase, sale and leasing of all kinds of movable property and provision of services ancillary to the	50%	—	—	2	—	—	—	1
Telefônica Brasil, S.A. (BRAZIL) (1) (*) (**) Wireline phone operator Avenida Engenheiro Luiz Carlos Berrini, 1.376, Bairro Cidade Monções, Sao Paulo - Brazil	38.14%	36.65%	23,164	(10,672)	309	1,254	785	7,907
Wayra Argentina,S.A. (ARGENTINA) Telecommunications activities Av. Corrientes 707, Planta Baja, Ciudad de Buenos Aires, Argentina	5%	95%	20	(13)	—	1	(3)	—
Telefónica Correduría de Seguros y Reaseguros Compañía de Mediación, S.A. (previously named Pleyade Peninsular) (SPAIN) Insurance contracts, operating as a broker Distrito Telefónica, Ronda de la Comunicación, s/n Edificio Oeste 1 – 28050 Madrid	16.67%	83.33%	—	—	1	2	4	—
Telefónica Telecomunicaciones México, S.A. de C.V. (MÉXICO) Factoring Prolongación Paseo de la Reforma 1200 Col. Cruz Manca, México D.F. CP.05349	49%	—	—	—	—	—	—	—
Telefónica Factoring España, S.A. (SPAIN) Factoring Zurbano, 76, 8 Plta. - 28010 Madrid	50%	—	5	2	4	10	10	3
Telefónica Factoring México, S.A. de C.V. SOFOM ENR (MEXICO) Factoring Prolongación Paseo de la Reforma 1200 Col. Cruz Manca, México D.F. CP.05349	40.50%	9.50%	2	1	—	—	—	1

Millions of euros	% Ownership					Income (loss)		
Name and corporate purpose	Direct	Indirect	Capital	Rest of equity	Dividends	From operations	For the year	Net carrying amount
Telefónica Factoring Perú, S.A.C. (PERÚ) Factoring Avenida República de Panamá Nro 3030 piso 6to. San Isidro Lima, Perú	40.50%	9.50%	1	2	1	(1)	1	—
Telefónica Factoring Colombia, S.A. (COLOMBIA) Factoring CALLE 72 N 10 34 LOCAL 136 Bogotá D.C	40.50%	9.50%	1	—	1	3	2	—
Telefónica Deutschland Holding, A.G. (*) (GERMANY) Telecommunications business holding company Georg-Brauchle-Ring 23-25 MUENCHEN, Germany 80992	1.36%	69.22%	2,975	3,182	4	(2)	(20)	98
Telefónica Factoring Do Brasil, Ltd. (BRAZIL) Factoring Avda. Paulista, 1 106 – Sao Paulo	40%	10%	2	(2)	3	(1)	6	1
Torre de Collçerola, S.A. (SPAIN) Operation of telecommunications mast and technical assistance and consulting services. Ctra. Vallvidrera-Tibidabo, s/n - 08017 Barcelona	30.40%	—	5	—	—	—	—	1
Other Companies					18			
Total group companies and associates					**1,450**			**55,445**

(1) Consolidated data.
(*) Companies listed on international stock exchanges at December 31, 2022.
(**) % of ownership calculated over share capital offset by treasury shares.

Appendix II: Board and Senior Management Compensation

TELEFÓNICA, S.A.

(Amounts in euros)

Directors	Salary[1]	Fixed remuneration[2]	Allowances[3]	Short-term variable remuneration[4]	Remuneration for belonging to the Board Committees[5]	Other items[6]	Total
Mr. José María Álvarez-Pallete López	1,923,100	—	—	4,198,897	—	6,085	6,128,082
Mr. Isidro Fainé Casas	—	200,000	—	—	80,000	—	280,000
Mr. José María Abril Pérez	—	200,000	9,000	—	91,200	—	300,200
Mr. José Javier Echenique Landiríbar	—	200,000	24,000	—	113,600	—	337,600
Mr. Ángel Vilá Boix	1,600,000	—	—	2,911,200	—	24,514	4,535,714
Mr. Juan Ignacio Cirac Sasturain	—	120,000	30,000	—	33,600	—	183,600
Mr. Peter Erskine	—	120,000	19,000	—	113,600	—	252,600
Ms. Carmen García de Andrés	—	120,000	32,000	—	33,600	—	185,600
Ms. María Luisa García Blanco	—	120,000	32,000	—	44,800	—	196,800
Mr. Peter Löscher	—	120,000	23,000	—	113,600	—	256,600
Ms. Verónica Pascual Boé	—	120,000	7,000	—	11,200	—	138,200
Mr. Francisco Javier de Paz Mancho	—	120,000	33,000	—	124,800	—	277,800
Mr. Francisco José Riberas Mera	—	120,000	—	—	—	—	120,000
Ms. María Rotondo Urcola	—	120,000	20,000	—	22,400	—	162,400
Ms. Claudia Sender Ramírez	—	120,000	18,000	—	22,400	—	160,400

1Salary: Regarding Mr José María Álvarez-Pallete López and Mr Ángel Vilá Boix, the amount includes the non-variable remuneration earned from their executive functions.
2Fixed remuneration: Amount of the compensation in cash, with a pre-established payment periodicity, whether or not it can be consolidated over time, earned by the member for his/her position on the Board, regardless of the effective attendance of the member to board meetings.
3 Allowances: Total amount of allowances for attending Advisory or Steering Committee meetings.
4Short-term variable remuneration (bonuses): Variable amount linked to the performance or achievement of a series of individual or group objectives (quantitative or qualitative) within a period of time equal to or less than a year, corresponding to the year 2022 and to be paid in the year 2023. In reference to the bonus corresponding to 2021, which was paid in 2022, Executive Board Member Mr José María Álvarez-Pallete López received 3,807,738 euros and Executive Board Member Mr Ángel Vilá Boix received 2,640,000 euros.
[5]Remuneration for belonging to the Board Committees: Amount of items other than allowances, which the directors are beneficiaries through their position on the Executive Commission and the Advisory or Steering Committees, regardless of the effective attendance of the board member such Committee meetings.
[6]Other concepts: This includes, among others, the amounts received as remuneration in kind (general medical and dental coverage and vehicle insurance), paid by Telefónica, S.A.

The following table breaks down the amounts accrued and/or received from other companies of the Telefónica Group other than Telefónica, S.A. individually, by the Board Members of the Company, by the performance of executive functions or by their membership to the Board of Directors of such companies:

OTHER COMPANIES OF THE TELEFÓNICA GROUP

(Amounts in euros)

Directors	Salary[1]	Fixed remunera-tion[2]	Allowances[3]	Short-term variable remuneration[4]	Remuneration for belonging to the Board Committees[5]	Other items[6]	Total
Mr. José María Álvarez-Pallete López	—	—	—	—	—	—	—
Mr. Isidro Fainé Casas	—	—	—	—	—	—	—
Mr. José María Abril Pérez	—	—	—	—	—	—	—
Mr. José Javier Echenique Landiríbar	—	90,000	—	—	—	87,500	177,500
Mr. Ángel Vilá Boix	—	—	—	—	—	—	—
Mr. Juan Ignacio Cirac Sasturain	—	—	—	—	—	90,457	90,457
Mr. Peter Erskine	—	80,000	—	—	—		80,000
Ms Carmen García de Andrés	—	—	—	—	—	—	—
Ms. María Luisa García Blanco	—	—	—	—	—	87,500	87,500
Mr. Peter Löscher	—	119,000	—	—	—	—	119,000
Ms. Verónica Pascual Boé	—	—	—	—	—	60,457	60,457
Mr. Francisco Javier de Paz Mancho	—	170,727	—	—	—	155,000	325,727
Mr. Francisco José Riberas Mera	—	—	—	—	—	—	—
Ms. María Rotondo Urcola	—	—	—	—	—	—	—
Ms. Claudia Sender Ramírez	—	—	—	—	—	127,957	127,957

1. Salary: Amount of non-variable remuneration earned by the Director from other companies of the Telefónica Group for his/her executive functions.
2. Fixed remuneration: Amount of the compensation in cash, with a pre-established payment periodicity, subject to consolidation over time or not, earned by the member for his/her position on the boards of other companies of the Telefónica Group.
3. Allowances: Total amount of the allowances for attending the board meetings of other companies of the Telefónica Group.
4. Variable short-term remuneration (bonuses): Variable amount linked to the performance or achievement of a series of individual or group objectives (quantitative or qualitative) within a period of time equal to or less than a year, corresponding to the year 2022 and to be paid in the year 2023 by other companies of the Telefónica Group.
5. Remuneration for belonging to the Board Committees of other companies of the Telefónica Group: Amount of items other than allowances, which the directors are beneficiaries through their position on the Advisory or Steering Committees of other companies of the Telefónica Group, regardless of the effective attendance of the board member such Committee meetings.
6. Other concepts: This includes, among others, the amounts received as remuneration in kind (general medical and dental coverage and vehicle insurance), paid by other companies of the Telefónica Group. Also included are the amounts received for membership of the Advisory Boards of Telefónica España, Telefónica Hispanoamérica, Telefónica Tech and Telefónica Ingeniería de Seguridad.

Additionally, as mentioned in the Remuneration Policy section, the Executive Board Members have a series of Assistance Services. Below, the contributions made during 2022 are detailed for the Company to long-term savings systems (Pension Plans and Social Welfare Plan):

LONG-TERM SAVINGS SYSTEMS

(Amounts in euros)

Directors	Contributions for fiscal year 2022
Mr. José María Álvarez-Pallete López	673,085
Mr. Ángel Vilá Boix	560,000

The breakdown of the long-term saving systems includes contributions to Pension Plans, to the Benefit Plan and to the Unit link-type Insurance, as set out below:

(Amounts in euros)

Directors	Contribution to Pension Plans	Contribution to Executive Social Welfare Plan[1]	Contributions to Unit link-type Insurance/ Pension Plan Surplus[2]
Mr. José María Álvarez-Pallete López	7,574	540,968	124,543
Mr. Ángel Vilá Boix	6,721	487,840	65,439

1. Contributions to the Executive Social Welfare Plan established in 2006, financed exclusively by the Company, to complement the current Pension Plan, which involves defined contributions equivalent to a certain percentage of the fixed remuneration of the Director, depending on the professional levels in the organization of the Telefónica Group.
2. Contributions to Unit link-type Insurance/Pension Plan Surplus: In 2015 and 2021, applicable law reduced the financial and tax limits of the contributions to Pension Plans; for this reason, in order to compensate for the difference in favor of the Beneficiaries, a Unit-link type group insurance policy was arranged to channel such differences that occur during each fiscal year.
This Unit-link type insurance is arranged with the entity Plus Ultra, Seguros Generales y Vida, S.A. de Seguros y Reaseguros (after the merger through absorption of Seguros de Vida y Pensiones Antares, S.A.U. by Plus Ultra), and covers the same contingencies as those of the "Pension Plan" and the same exceptional liquidity events in case of serious illness or long-term unemployment.

LIFE INSURANCE PREMIUMS

The 2022 amounts for life insurance premiums were as follows:

(Amounts in euros)

Directors	Life insurance premiums
Mr. José María Álvarez-Pallete López	74,699
Mr. Ángel Vilá Boix	58,820

REMUNERATION PLANS BASED ON SHARES

As regards to remuneration plans based on shares (involving Executive Directors), the following long-term variable remuneration plans were in existence during the year 2022:

The so-called **Performance Share Plan ("PSP"), made up of 3 cycles (2018-2021; 2019-2022; 2020-2023),** approved by the General Shareholders' Meeting held on June 8, 2018.

The maximum number of Telefónica shares to be delivered depends (i) 50% of the compliance with the targets set out for Total Shareholder Return ("TSR") on Telefónica, S.A. shares with respect to the TSRs of a comparison group of companies in the telecommunications sector weighted according to their relevance to Telefónica, and (ii) 50%, of the Free Cash Flow (the "FCF") of the Telefónica Group.

The target measurement period for the First Cycle started on January 1, 2018 and ended on December 31, 2020, resulting in a weighted payout ratio of 50%. Notwithstanding the foregoing, the Executive Chairman stated to the Nominating, Compensation and Corporate Governance Committee, at its meeting of February 23, 2021, that he considered it appropriate to propose his waiver of the incentive, as a gesture of responsibility towards the company, customers, shareholders and employees of Telefónica, as well as a measure of prudence following the economic effects derived from COVID-19. The CEO expressed the same view. The resignation was accepted by the Board of Directors.

The target measurement period for the Second Cycle started on January 1, 2019 and ended on December 31, 2021, resulting in a weighted payout ratio of 50%. The evaluation of the degree of compliance was carried out on the basis of the evolution of the share price, as well as the audited results of the Company. Thus, at the end of the Plan's Second Cycle, Executive Directors received 234,000 gross shares in the case of the Executive Chairman, Mr. José María Álvarez-Pallete López, and 173,500 gross shares in the case of the Chief Operating Officer (C.O.O.) Mr. Ángel Vilá Boix.

The target measurement period of the Third and last Cycle started on January 1, 2020 and ended on December 31, 2022.

This Cycle had a maximum of 465,000 shares allocated on January 1, 2020, to the executive Directors, with a unit fair value of 3.2136 euros per share for FCF ("Free Cash Flow") and 1.6444 euros for TSR ("Total Shareholder Return"). At the end of the cycle date, Kepler has submitted the Nominating, Compensation and Good Governance Committee the calculation of Total Shareholder Return for Telefónica, S.A., which has concluded below the median according to the performance scale. Therefore, there is no right to perceive the number of shares linked to the relative TSR objective.

With respect to Free Cash Flow objective, considering the partial fulfillment of 2020, 2021 and 2022, the average weighted payment coefficient is 50%. Performance assessment has been carried out based on the results audited both by independent and internal auditors of the

Company, analyzed firstly by the Audit and Control Committee and subsequently submitted to the Nominating, Compensation and Corporate Governance Committee and approved by the Board of Directors.

Thus, at the end of the Plan's Third and last Cycle, Executive Directors are entitled to receive 133,500 gross shares in the case of the Executive Chairman, Mr. José María Álvarez-Pallete López, and 99,000 gross shares in the case of the Chief Operating Officer (C.O.O.) Mr Ángel Vilá Boix.

On the other hand, the denominated **Performance Share Plan (PSP), consisting of three cycles (2021-2024; 2022- 2025; 2023-2026),** approved by the Ordinary General Meeting of Shareholders held on April 23, 2021, was also in force during the financial year 2022.

There were two Cycles of the Plan in force during the 2022 financial year. The First Cycle, which started on January 1, 2021 and will end on December 31, 2023. If targets are met, the shares will be delivered in 2024. And the Second Cycle, which started on January 1, 2022 and will end on December 31, 2024. If targets are met, the shares will be delivered in 2025.

In both Cycles, the number of Telefónica, S.A. shares that, within the established maximum, could be delivered, as the case may be, to the Participants, is conditioned and is determined based on the compliance of the established targets: 50% of the compliance of the Total Shareholder Return objective (the TSR) of the Telefónica, S.A. share, 40% of the generation of Free Cash Flow of the Telefónica Group (the FCF), and 10% of the Neutralization of CO2 Emissions.

To determine compliance with the TSR target and calculate the specific number of shares to be delivered for this concept, the performance of the TSR on Telefónica, S.A.'s shares will be measured during the measurement period of each three-year cycle, in relation to the TSRs experienced by certain companies in the telecommunications sector, weighted according to their relevance to Telefónica, S.A., which for purposes of the Plan will constitute a comparison group (hereinafter the "Comparison Group"). The companies included in the Comparison Group are listed below: América Móvil, BT Group, Deutsche Telekom, Orange, Telecom Italia, Vodafone Group, Proximus, Koninklijke KPN, Millicom, Swisscom, Telenor, TeliaSonera, TIM Brasil, and Liberty Global.

With regard to complying with the TSR objective, the Plan will foresee that the number of shares to be delivered associated with meeting this objective will range from 15% of the number of theoretical shares assigned, assuming that the TSR performance of Telefónica, S.A. shares is at least the median of the comparison group, to 50%if the performance is in the third quartile or above in the Comparison Group, with the percentage calculated by linear interpolation for cases falling between the median and third quartile.

In order to determine the compliance with the FCF objective and calculate the specific number of shares to be delivered for this concept, the FCF level generated by the Telefónica Group during each year will be measured and compared to the value set in the budgets approved by the Board of Directors for each financial year.

With regard to the FCF, for each of the two cycles in force during the fiscal year 2022, the Board of Directors, at the proposal of the Appointments, Remunerations and Corporate Governance Committee, determined a scale of achievement that includes a minimum threshold of 90% compliance, below which no incentive is paid and compliance with which will entail the delivery of 20% of the theoretical shares assigned, and a maximum level of 100% compliance, which will entail the delivery of 40% of the theoretical shares assigned.

To determine compliance with the CO2 Emissions Neutralization target and calculate the specific number of shares to be delivered for this item, the level of CO2 emissions neutralization achieved at the end of the cycle will be measured, with the incentive being paid upon reaching a certain level of scope 1 + 2 emissions reduction.

The level of direct and indirect CO2 emissions from our daily activity shall be calculated according to the following:

CO2 Emission = Activity x Emission Factor, where:

- Activity: Amount of energy, fuel, gas, etc. consumed by the Company.

- Emission Factor: Amount of CO2 emitted to the atmosphere by the consumption of each unit of activity.

The emission factor provided by official sources (European Union, Ministries, CNMC, etc.) is used for electricity and the GHG Protocol emission factors are used for fuels.

At the beginning of both cycles, the Board of Directors, at the proposal of the Appointments, Remunerations and Corporate Governance Committee, determined a scale of achievement that includes a minimum threshold of 90% compliance, below which no incentive is paid and compliance with which will entail the delivery of 5% of the theoretical shares assigned, and a maximum level of 100% compliance, which will entail the delivery of 10% of the theoretical shares assigned. In addition, a minimum level of emission reductions of Scope 1 + 2 will need to be achieved for the incentive to be paid.

In any case, 100% of the shares delivered under the Plan to the Executive Directors and other Participants as determined by the Board of Directors shall be subject to a two-year holding period.

In addition, in accordance with the provisions of the Remuneration Policy for Directors of Telefónica, SA, the Executive Directors must maintain (directly or indirectly) a number of shares (including those delivered as remuneration) equivalent to two years of their Gross Fixed Remuneration, as long as they continue to belong to the Board of Directors and perform executive functions. Until such time as this requirement is met, the holding period for any shares delivered under the Plan to Executive Directors will be three years.

The maximum number of allocated shares to be delivered in the event of maximum compliance with the TSR (Total Shareholder Return), FCF (Free Cash Flow) and CO2 Emission Neutralization targets set for the First and Second Cycle of the Plan is shown below.

PSP - First Cycle / 2021-2024

Directors	Maximum number of shares (*)
Mr. José María Álvarez-Pallete López	1,094,000
Mr. Ángel Vilá Boix	819,000

(*) Maximum possible number of shares to be received in case of maximum completion of TSR, FCF and Neutralization of CO2 Emissions target.

In any case, it is noted that no shares have been delivered to Executive Directors under the first cycle of the PSP and that the above table only reflects the number of potentially deliverable shares, without in any way implying that all or part of the shares will actually be delivered.

PSP - Second Cycle / 2022-2025

Directors	Maximum number of shares (*)
Mr. José María Álvarez-Pallete López	995,000
Mr. Ángel Vilá Boix	745,000

(*) Maximum possible number of shares to be received in case of maximum completion of TSR, FCF and Neutralization of CO2 Emissions target.

In any case, it is noted that no shares have been delivered to Executive Directors under the second cycle of the PSP and that the above table only reflects the number of potentially deliverable shares, without in any way implying that all or part of the shares will actually be delivered.

On the other hand, Telefónica, S.A. General Meeting of Shareholders held on April 8, 2022, approved a new Global Telefónica, S.A. Incentive Share Purchase Plan for Telefónica Group Employees, in which the Executive Directors participate as a token of their commitment to the Company and in order to encourage other employees to participate in the Global Plan. The Plan will end in March 2024, and the maximum amount that each employee can allocate to it is 1,800 euros.

In addition, it should be noted that the external directors of the company do not perceive nor have perceived remuneration during the year 2022 in concept of pensions or life insurance, nor do they participate in compensation plans referenced to the value of the share price.

Furthermore, the company does not grant nor has granted during the year 2022, an advance, loan or credit in favor of its Board Members or its Senior Management, complying with the requirements of the Sarbanes-Oxley Act published in the United States, which is applicable to Telefónica as a listed company in this market.

Remuneration of the Company's Senior Management

As for the Directors who made up the Senior Management[1] of the company in the year 2022, excluding those who form an integral part of the Board of Directors, have accrued a total amount of 9,381,900 euros during the 2022 fiscal year.

In addition, and in terms of long-term savings systems, the contributions made by the Telefónica Group during the year 2022 to the Social Security Plan described in the "Income and expenditure" note with regard to these directors increased to 943,754 euros; the contributions corresponding to the Pension Plan increased to 214,600 euros; the contributions to the Seguro Unit link-Excess Pension Fund increased to 112,712 euros.

Furthermore, the amount related to the remuneration in kind (which includes the fees for life insurance and other insurance, such as the general medical and dental coverage, and vehicle insurance) was 185,657 euros.

On the other hand, regarding share-based remuneration plans, during the year 2022, there were in force the following long-term variable remuneration plans:

The so-called **"Performance Share Plan" ("PSP"), made up of three cycles (2018-2021; 2019-2022; 2020-2023)**, approved by the General Shareholders' Meeting held on June 8, 2018.

The target measurement period of the First Cycle started on January 1, 2018 and ended on December 31, 2020, resulting in a weighted payment coefficient of 50%.Consequently, the number of shares corresponding to the First Cycle (2018-2021) of the Performance Share Plan that were delivered in the 2021 financial year to the Company's Senior Executives amounted to 220,085 gross shares.

The target measurement period of the Second Cycle started on January 1, 2019 and ended on December 31, 2021, resulting in a weighted payment coefficient of 50%. Consequently, the number of shares corresponding to the Second Cycle (2019-2022) of the Performance Share Plan that were delivered in the 2022 financial year to the

Company's Senior Executives amounted to 256,246 gross shares.

The target measurement period of the Third and last Cycle started on January 1, 2020 and ended on December 31, 2022. This cycle had a maximum of 316,762 shares allocated on January 1, 2020 to the group of directors forming part of the Company's Senior Management, with a unit fair value of 3.2136 euros per share for FCF and 1.6444 euros for TSR. At the end of the cycle date, Kepler has submitted the Nominating, Compensation and Good Governance Committee the calculation of TSR for Telefónica, S.A., which has concluded below the median according to the performance scale. Therefore, there is no right to perceive the number of shares linked to the relative TSR objective.

With respect to Free Cash Flow objective, considering the partial fulfillment of 2020, 2021 and 2022, the average weighted payment coefficient is 50%. Performance assessment has been carried out based on the results audited both by independent and internal auditors of the Company, analyzed firstly by the Audit and Control Committee and subsequently submitted to the Nominating, Compensation and Corporate Governance Committee and approved by the Board of Directors.

Thus, at the end of the Third Cycle (2020-2023) of the Performance Share Plan, the Company's Senior Executives are entitled to receive 158,381 gross shares.

On the other hand, the **Performance Share Plan (PSP), consisting of three cycles (2021-2024; 2022-2025; 2023- 2026),** approved by the Ordinary General Meeting of Shareholders held on April 23, 2021, was also in force during the financial year 2022.

The target measurement period of the First Cycle started on January 1, 2021 and will end on December 31, 2023. The maximum number of shares allocated to be delivered in 2023 in the event of maximum compliance with the TSR (Total Shareholder Return), FCF (Free Cash Flow) and CO2 Emission Neutralization targets set for the First Cycle (2021-2024) for all the Company's Senior Executives was 1,333,081.

The target measurement period of the Second Cycle started on January 1, 2022 and will end on December 31, 2024. The maximum number of shares allocated to be delivered in 2025 in the event of maximum compliance with the TSR (Total Shareholder Return), FCF (Free Cash Flow) and CO2 Emission Neutralization targets set for the Second Cycle (2022-2025) for all the Company's Senior Executives was 1,241,015.

On the other hand, Telefónica, S.A. General Meeting of Shareholders held on April 8, 2022, approved a new Global Telefónica, S.A. Incentive Share Purchase Plan for Telefónica Group Employees, in which the Senior Management participate as a token of their commitment to the Company and in order to encourage other employees to participate in the Plan. The Plan will end in March 2024, and the maximum amount that each employee can allocate to it is 1,800 euros.

(1) For these purposes, Senior Management is understood to be those persons who perform, de jure or de facto, senior management functions reporting directly to the Board of Directors or Executive Committees or Managing Directors of the Company, including, in all cases, the person responsible for Internal Audit.

Management report 2022

This Management Report has been prepared taking into consideration the 'Guidelines on the preparation of annual corporate governance reports for listed companies', published by CNMV in July 2013.

In accordance with Law 11/2018 of December 28, and following the amendment of the article 262 of Commerce Law, the Company is not complied to include non-financial information in the Management Report. The disclosure of this information can be found in the Consolidated Management Report of the Telefónica Group (whose parent Company is Telefónica, S.A.) which will be filed as well as the consolidated financial statements in the Companies' Register of Madrid.

Business Model

Traditionally, the telecommunications business has been based on the investment and operation of a series of assets, mainly network assets, on which operators build services targeted at all their customer segments.

Nowadays, networks are moving towards models more akin to software platforms. This enables **the creation of new business models,** based on making the main capabilities of our networks available to different players (not only end customers) through connectors or Application programming interface (APIs).

The **traditional value chain** of telecommunications operators includes the following elements:

- **Assets**: a set of tangible and intangible elements, developed through investment, which is typically capital-intensive. These are mainly fixed and mobile networks, their subsequent developments, business and service platforms and other intangible elements (licences, spectrum, brands, etc.).
- **Services**: companies in the sector typically develop their own services based on the assets deployed (or may offer third-party services). The core business includes the main fixed and mobile communications businesses, although operators have been shifting towards businesses adjacent to connectivity.
- **Customers**: integrated telecommunications companies, such as Telefónica, usually have a very diverse portfolio of customers in each of their markets (residential, corporate, public administrations, etc.). The commercial offering is adapted to each of these segments to meet their needs.

In recent years, **networks** have been incorporating new technologies that allow innovative services to be developed and new business models to be built around them.

The combination of cloud computing with the softwarisation of network elements and functions enables **Network as a Service (NaaS)** business models. NaaS facilitates the development of more flexible models for customers, with lower upfront investments and a higher degree of control over their communications.

With the advent of 5G and the modernisation of platforms, new network capabilities have been developed. **Edge computing** technologies allow services to be moved closer to the end customer, improving the customer experience. This capability is essential for reducing latency and developing many use cases.

The new networks also include the possibility of developing **network slicing**, which allows the creation of multiple virtual networks (slices) on the same physical network. These slices can be tailored to provide different operating parameters (bandwidth, latency, availability, etc.), adapted to customer needs.

Meanwhile, telecommunication companies have been upgrading their information systems (IT) and the software platforms that operate the networks. These allow operators to provide certain functions securely through **standardised interfaces (APIs)**.Other companies can develop services based on these APIs.

The combination of all these technologies will have a direct impact on traditional telco business models. **There is an opportunity to refocus connectivity based on different network quality tiers.** The transformation will be dictated by the possibility of monetising two elements simultaneously:

- On the developers' side, to improve the user experience of their services. These companies would be willing to pay for access to premium network capabilities.
- On the end-customer side, the commoditisation of data is reversed, allowing end users (telco customers) **to pay for particular service capacities** depending on how they will use the connection.

To seize the opportunity for these new businesses, operators will need to become **orchestrators of all of the above elements** (networks, platforms, developers, end customers).

The transition to tiered connectivity, based on quality (speed, latency, security or other characteristics) requires

a change in the current **regulatory model**. The current focus on price competition leads to the commoditisation of telcos' services. A forward-looking regulatory model must encourage innovation and fairly reward investment in the networks that underpin the economy of the future.

Telefónica's organization

Telefónica Group's organisational structure reflects the needs of each of its businesses in order to best serve both our residential and business customers with traditional connectivity services and an increasing number of advanced digital services that the Group is developing. We outline our principle organisations below:

Domestic telecommunications operators

Telecommunications businesses operate relatively autonomously, deploying infrastructure and serving their customers within their given territories:

- **Telefónica Spain** (100% owned by Telefónica, not individually listed): Spanish convergent operator, domestic network leader and leader in all customer segments (individuals, households, corporate and wholesale), with over 40 million connections.
- **Telefónica Brazil** (74.8% owned by Telefónica, a company listed on the Brazilian Stock Exchange): leading convergent operator in Brazil, where it operates a network with over 110 million customer accesses. Regional leader in fibre-to-the-home (FTTH) deployment, with over 22 million homes reached.
- **Telefónica Deutschland** (70.58% owned by Telefónica, a company listed on the Frankfurt Stock Exchange): one of the leading mobile operators in Germany, where it operates mainly under the O2 brand and has over 50 million accesses.
- **Virgin Media - O2 UK (VMED O2)** (50% joint venture with Virgin Media, not listed): leading domestic convergent operator after the largest provider. Created from the merger of Liberty Media's fixed assets and O2 UK's mobile assets. It currently manages over 50 million total accesses (fixed, mobile and TV) and operates a cable network of more than 16 million homes reached (in the process of transformation to fibre).
- **Telefónica Hispam**: groups together Telefónica's businesses in eight Latin American countries (Argentina, Chile, Peru, Colombia, Mexico, Ecuador, Venezuela and Uruguay), with over 110 million customer accesses.

Global businesses

In November 2019, Telefónica changed its business strategy, making five key decisions for the Company's future development. These included the creation of two independent global businesses, with the aim of **accelerating growth and maximising the value of our infrastructure**.

- **Telefónica Tech**: unit dedicated to the development of cloud services, cybersecurity, IoT and big data, with a focus on the B2B segment. Since its creation, Telefónica Tech has become the Group (with double-digit growth, outperforming the market year after year). This growth has been achieved organically and by acquiring businesses that complement our capabilities. Telefónica Tech operates both in the markets where the Group is present and outside them, thanks to a diversified team of approximately **6,000 professionals representing over 60 different nationalities**, all of whom are highly qualified.

Telefónica Tech has developed a portfolio of over 100 products and services, 58% of which have been certified as sustainable under the Eco Smart label, encompassing cybersecurity, the cloud, Internet of Things (IoT), big data, artificial intelligence (AI) and blockchain.

Telefónica AI of Things Tech is at the forefront of **IoT** solutions, complementing them with advanced platforms and Artificial Intelligence (AI). We help customers to optimise the use of production resources in various sectors.

Telefónica Cyber and Cloud Tech combines the potential of cybersecurity and cloud technologies and solutions. As a result, we are a global leader in cloud communications and managed security solutions, with end-to-end consulting and managed services.

Within **Cloud** services, Telefónica Tech is developing a **hybrid multi-cloud** model, which includes solutions in the private and public cloud. Telefónica Tech builds partnerships with the major providers and industry leaders to integrate and migrate the main business applications (PaaS, or Platform as a Service) to the cloud.

Cybersecurity is of paramount importance to Telefónica: we have made security an integral part of all our solutions and increased capabilities to protect the continuity of our business and our customers.

We have over 3,500 certifications, a Digital Operational Centre (DOC), and 12 Security Operational Centres (SOCs) across Europe and America, from where we monitor potential threats and take preventive and corrective measures.

- **Telefónica Infra**: a global unit dedicated to the management of various Group infrastructure assets. In recent years, Telefónica Infra has managed to unlock the value of Telefónica's assets (for example with the sale of Telxius' mobile towers) and has helped the operating businesses to grow by developing innovative investment models. It currently manages Telxius' submarine cable and is focused on fibre deployment in the main countries where Telefónica operates. To date, Telefónica Infra has announced fibre deployments under a FibreCo model (with external investors) which are operated on a wholesale basis in Germany, Brazil, Spain and in the UK..

Telefónica Group´s corporate entities

Following the adoption of the five strategic decisions in 2019, the activities of the corporate units have been realigned towards a more flexible operating model, focusing solely on the activities that add the most value to our businesses.

- **Global Business Units (GBUs):** these include certain activities (marketing, support for major customers, network design, globally managed platforms, etc.) that add value due to their centralised management.
  - Chief Data Officer (CDO): management of the residential value proposition, the development of digital products and services, customer experience, innovation and partnerships. The area also centralises the development of the data management platforms (Kernel) and the main APIs that allow third parties to integrate our capabilities.
  - Chief Technology and Information Officer (CTIO): design and development of networks and systems, assisting the operational businesses in the selection and implementation of technologies, management of main suppliers, technology observatory and positioning of the Group in terms of the main forums and standards.
  - Chief Business Solutions Officer (CBSO): value proposition for customers in the business segment, product marketing, business support and design of technical solutions for multinationals, management of global services (roaming and private networks), etc.
- **Corporate Centre:** development of common activities to take advantage of the Group's size, for example, the centralised management of purchasing or advertising and branding costs, and to generate savings for Telefónica. The Corporate Centre also includes legal and regulatory compliance units, which together with the ESG team guarantee the exemplary management of the Company. Lastly, other generic staff units required by any large corporation (accounting, finance, tax, etc.) are represented here.

Economic results of Telefónica, S.A.

Telefónica, S.A. obtained negative net results of 880 million euros in 2022. Highlights of the 2022 income statement include:

- Revenue from operations, amounting to 1,949 million euros, lower than 2021 figure due to the decrease in dividends registered as revenues (disclosed in note 19).
- The figure of “Impairment losses and other losses” amounting to a write down of 1,590 million euros in 2022 (a write down of 4,574 million euros in 2021).
- Net financial expense totaled 1,401 million euros in 2022 (1,166 million euros of financial expense in 2021). This figure is mainly due to finance costs with Group companies and associates, principally from Telefónica Europe, B.V. amounting to 417 million euros (458 million euros in 2021) and Telefónica Emisiones, S.A.U. totaling 902 million euros (986 million euros in 2021).Net exchange rate losses amount to (181) million euros (5 million of exchange rate gains in 2021).
- Income tax caption amounts to positive 661 million euros, including the impact of the liquidation of Sao Paulo Telecomunicaçoes, Ltda. by 363 million euros (See note 8) and partially offset by the disposal of deferred tax assets by 203 million euros (See note 17).

Investment activity

The investment activity of the Company regarding additions, sales, valuation criteria and impact of this valuation in 2022 is described in note 8 of these financial statements.

Share price performance

In 2022, European and US equity and bond markets suffered historic declines amid high levels of uncertainty and volatility. Among the main European markets (EURO STOXX 50 -11.7%), the DAX performed the worst (-12.3%), followed by the CAC 40 (-9.5%), while the IBEX 35 recorded a better relative performance (-5.6%) and the FTSE 100 closed with slight gains (+0.9%). While most European indices had their worst annual performance since 2018, in the US they suffered their biggest falls since 2008 (Nasdaq -33.1%, S&P -19.4% and Dow Jones -8.8%). The MSCI World index fell by 19.5%. As for the Western bond market, there were the largest price cuts in decades, with an unprecedented rally in yields (e.g. the 10-year US Treasury bond closed 2022 at 3.9% vs. 1.5% in 2021).

The determining factors for the performance of the markets in 2022 were high inflation and monetary policy by central banks, alongside a monetary stimulus withdrawal process and interest rate hikes to control inflation, the unfolding war in Ukraine, the situation and reopening of the economy in China and the global macroeconomic scenario. These factors led to a strong sector rotation and high levels of uncertainty and volatility in the markets, and their behaviour remains key to market performance in 2023.

The performance of the telecommunications sector was divided into two clear parts in 2022. In the first half, it outperformed in relative terms (STOXX Telecommunications stable vs. STOXX 600 -16.5%) favoured by the rotation towards defensive and value stocks, hopes of consolidation in certain markets (as in Spain with the proposed merger between Orange and MásMóvil) and low valuations, coupled with industrial interest in the sector. Telefónica, which also benefited from the appreciation of Latin American currencies and speculation about its return to the EURO STOXX 50, was the best performing operator (+26.2%). In the second half of the year, despite solid results, STOXX Telecommunications had suffered a reversal in its fortunes (-17.7% vs. STOXX 600 +4.3%), as it was perceived as a less defensive sector than initially expected, due to increased concerns about companies' growth prospects due to energy costs and inflation, leverage and the effects of interest rate hikes. This was in addition to disappointment in relation to expectations of consolidation and better regulation in the markets, a preference for "quality" defensive stocks and profit-taking after the rallies in the first half of the year.

Telefónica continues to implement its strategy and, in 2022, a difficult year from a macroeconomic and geopolitical point of view, met its growth targets, which it revised upwards following the results of the first six months of the year. Telefónica delivered profitable and sustainable revenues and OIBDA growth and continued to allocate capital efficiently, prioritising growth investments. Telefónica ended the 2022 financial year with a market capitalisation of €19.5 billion, price per share of €3.39, -12.1% in the year, and total shareholder return of -5.3%.

Regarding the dividend payment, €0.30 per share was paid in 2022 (€0.15 per share in June under the voluntary flexible dividend and €0.15 per share in December in cash). The 2022 shareholder remuneration policy provides for a dividend of €0.30 per share in cash (€0.15 per share paid in December 2022 and €0.15 per share to be paid in June 2023). The 2022 dividend yield stood at 8.9%. In addition, in April 2022, 139.3 million treasury shares were redeemed.

Contribution and innovation

Telefónica has been recognised from the outset as being an innovative company. We understand innovation as the ability to anticipate the future, to understand the needs and challenges of society and our customers, and to be able to build an organisation that fosters a culture that drives transformation and entrepreneurship.

Innovation is a strategic building block that allows us to both develop solutions and products that tackle social and environmental challenges and transform ourselves to become a company that has a greater positive impact.

To achieve these targets we have adopted two working models. One is based on incremental innovation, with continuous improvements of existing technologies to adapt them to new societal demands, such as making them more efficient and greener. The second model focuses on disruptive innovation with the development of new products or business models that transform or alter the market and contribute to having a positive social or environmental impact.

These models are reflected on the activity developed transversally into the organization by the Core Innovation unit, commercial business units or the network and IT areas, and at the same time in fostering the external entrepreneurship and start-ups ecosystem to benefit from the innovation developed outside the Company.

Strategic disruptive innovation

2.13.4.1.Core disruptive innovation

Our priority is to develop new digital services that improve people's lives. To do so, we leverage the Company's main assets, such as networks, digital platforms, data, etc.

The current global business units, such as Internet of Things (IoT), big data and video, have their roots in projects developed years ago by the Core Innovation teams.

The main lines of activity are related to innovation in new network capacities, innovation in new technologies and services and applied research.

Innovation in new technologies and services

At Telefónica we are analysing new opportunities in the **metaverse**. We are working on developing communications networks to meet all the needs that will arise due to the development of the metaverse and virtual reality. During 2022, we had a virtual space at AltspaceVR as part of the Innovation and Talent Hub and joined the Metaverse Standards Forum.

Another line of work focuses on **Web3**, which provides a financial layer on top of the web that facilitates frictionless financial transactions online, creating opportunities for innovative business models. We have launched our own NFT marketplace, a platform for the creation and sale of digital art where we have collaborated with Fundación Telefónica and other social organisations.

In **entertainment and video**, in 2022, we enhanced the Living Apps element of Movistar Plus+ in Spain and Vivo Play TV in Brazil to host experiences in areas such as retail(offering shopping through the TV), education (LinkedIn Learning) and sport (Estadio Infinito). We also improved the integration of social media with the TV platform, creating cross-platform interaction experiences between the two worlds with the new Living Apps for Twitter and TikTok Extra.

In addition, we analysed **cognitive digital marketing** opportunities, applying artificial intelligence (AI) algorithms to data. The aim is to achieve better marketing results while ensuring **consumer privacy, our ethical commitments** in the development of algorithms and AI and to meet the needs of our customers. We are currently working with other operators to create an advertising identification solution through which customers retain control over when, how and with whom they share their data.

Lastly, we would like to highlight how we are harnessing AI to improve sport. As our testing ground, we are working with the elite sportsmen and women sponsored by Telefónica in cycling (Movistar Team), badminton (Carolina Marín) and tennis (Rafael Nadal).

Applied research

In order to be a pioneer in the technological world, we dedicate part of our innovation efforts to improving the state of the art of certain technologies. We collaborate with public and private organisations and universities both nationally and internationally.

Highlights in this regard include work on improving AI as applied to the Spanish language (in collaboration with the Royal Spanish Academy), projects aimed at preserving privacy and new systems for collaboration between humans and machines through cross-modal communication.

Open innovation

Our open innovation strategy seeks to attract talent, technology and new businesses. We promote the innovation that comes from startups and scaleups, under a venture capital model, with a triple aim:

- Generate additional revenue by incorporating the technology/products developed by these startups into our range of digital services and transform internal Company processes.
- Seize growth opportunities beyond the telecoms sector by investing in game changers, companies that are developing disruptive technologies and products that could revolutionise the market.
- Obtain a financial return by increasing the value of the startups we have invested in.

Thanks to these targets, out of the more than 1,000 enterprises in which we have invested, 300 have ended up working with Telefónica, generating €500 million for the Company. Most importantly, they enable us to take their innovative solutions to our customers to help them in their digital transformation and use them internally to generate efficiencies.

There are also other initiatives to support the progress of startups at earlier stages of development or those related to the academic world.

- **Open Future:** launched in 2014, this is a strategic regional entrepreneurship programme developed in collaboration with public and private partners. Open Future supports local startups in their early stages to foster the creation of an entrepreneurial ecosystem outside the big cities. Since its launch, it has accelerated 1,296 projects, creating around 4,900 jobs. Open Future currently has 30 hubs in Spain and Argentina.

In 2022, two new entrepreneurship spaces were opened in Andalusia (Spain), in Port of Huelva and Zona Franca de Cádiz, as well as one in Valencia, called Opentop.

- **Open Innovation Campus:** through this initiative we design and develop models of collaboration with the academic world to connect with young people and incorporate new talent into the Company.
- In relation to education, Wayra invested in online learning platforms such as Crehana, aimed at creatives and digital professionals; Poliglota, for learning languages; Stackfuel, AI and data analytics training for professionals; and Alicerce, which focuses on early childhood education in Brazil.
- In addition, in the health sector, we invested in Behavidence, a mobile application for mental health and Idoven, software powered by AI algorithms aimed at detecting and preventing heart disease. Meanwhile, Telefónica Ventures invested in Durcal, a telecare start-up for the elderly.

Investment funds and partners

In 2022, we set up two new funds together with other Group business units.

In May, Vivo Ventures was created, a €60 million fund to invest directly in growth stage start-ups with solutions in the fields of healthcare, education, financial services, smart home, and entertainment and technology marketplaces, among others.

ÍOPE Ventures, launched with Telefónica Seguros in September to invest in 15 Insurtech & Fintech start-ups with tickets of up to 200,000 euros.

Moreover, during the year, we participated in **over 30 open innovation projects with strategic partners**, including:

- Alaian, an alliance of six of the world's leading telecommunications companies with the goal of discovering disruptive start-ups and giving them access to its network of 700 million customers.
- Edison Accelerator, a healthcare provider acceleration and collaboration programme designed by GE Healthcare in partnership with Wayra UK.
- CIV-LAC (Corporate Impact Venturing in Latin America and the Caribbean), sponsored by the Inter-American Development Bank (IDB) and designed and implemented by Wayra, which connects large corporations in Latin America and the Caribbean with technology impact start-ups in various sectors.
- BNDES Garagem, an initiative of BNDES (Brazilian Development Bank), Wayra and other partners, whose mission is to develop and foster entrepreneurship in Brazil by supporting entrepreneurs and startups.
- Opentop, a project with the Port of Valencia (Spain) to find and support ideas related to technology.

Innovation in products and services

Examples of solutions developed to make a positive contribution include the following:

Financial inclusion
We facilitate access to loans and insurance through mobile financial products (Movistar Money), thereby reducing barriers to accessing finance and financial resources.

Health solutions
We support telemedicine projects for remote care such as Movistar Salud in Spain or Vida V in Brazil. In this regard, for example, Vida V is an affordable alternative between private health plans and the public health network in Brazil. It offers multidisciplinary medical care with guidance by telephone, online consultations by video call and face-to-face consultations, as well as access to clinics and laboratories for imaging and laboratory tests and even discounts on medicines.

We also provide services in this sector that enable remote surgical interventions and solutions that help patients with degenerative diseases.

Digitalisation and connectivity of the rural environment

Our services include programmes such as Smart Agro which informs farmers about factors such as soil moisture and soil water consumption, and allows them to optimise irrigation thereby improving crop yields. This solution has been designed to promote a more sustainable agriculture model able to cope with the challenges caused by climate change and encourage rural development.

Data and AI solutions
These are services that look to solve social or environmental problems (Big Data for Social Good/ Artificial Intelligence for Social Good) with applications for monitoring infectious diseases or analysing air quality in large urban environments.

Security services
The products in this category help guarantee the security and integrity of people and businesses, such as the range of commercial services offered through Movistar Prosegur Alarmas.

Responsibility by Design
Responsibility by Design is an internal assessment framework that allows us to ensure we incorporate **ethical and sustainability principles** right from the initial development of a new product or service (P&S) and through to its delivery to the customer, and to be certain they comply with our Responsible Business Principles. These principles make up our code of ethics and guide us in making decisions based on integrity, commitment and transparency.

It is important to note that organisational culture, awareness raising and training are key to successful implementation.

Environment

Vision

Companies play a key role in protecting the environment, both in terms of the impacts they can cause and the environmental risks and opportunities which affect and influence the value of companies.

Customers, investors and employees are significantly more environmentally conscious, which is reflected in their need to carry out their activities in a more sustainable way and to seek partnerships with companies that have incorporated these values into their strategy.

At Telefónica, we are striving to ensure our environmental impact is minimal and are committed to decoupling the growth of our business from our environmental footprint. Furthermore, we believe it is vital **to enhance the synergies between the digital, green and energy transition** in order to achieve a competitive, resilient and sustainable economy. This is why **digitalisation becomes a crucial tool in facing environmental**

challenges: climate change, circular economy, water management and biodiversity.

This commitment is part of the Company's general strategy, for which the Board of Directors is ultimately responsible. Our performance in this area is regularly supervised by the Board's Sustainability and Quality Committee as well as by the Responsible Business Office, made up of the global areas that execute said strategy alongside the business units.

We have **global environmental and energy management policies** and take action at all levels of the organisation. The environment is a central issue throughout the Company, involving both operational and management areas as well as business and innovation areas. The emissions reduction targets are part of the variable remuneration of all the Company's employees, including the Executive Committee.

Risks and opportunities

The Company's environmental and climate-related risks are controlled and coordinated under the Telefónica Group's global risk management model, based on the **precautionary principle.**

The main risk of our environmental aspects is related with the wide geographical spread of our infrastructure, which is controlled through environmental management based on standardised procedures, certified according to the ISO 14001 standard.

In 2022, the Telefónica Group contracted, both locally and globally, several insurance programmes in order to mitigate the possible occurrence of any incident arising from the risks of environmental liability and/or natural disasters, so as to guarantee business continuity. We currently have fully comprehensive insurance and coverage for all risks, material damages and loss of profit, in order to cover any material losses, damage to assets and loss of income and/or customers, among other problems, as a consequence of natural events. We also have insurance to cover the environmental liabilities set out by applicable laws and regulations. Both policies consist of limits, sub-limits and hedges appropriate to the risks and exposures of Telefónica and its Group of companies.

However, **the opportunities arising from sound environmental management outweigh the risks**. By being proactive, establishing preventive measures and integrating environmental criteria in decision-making, we manage to increase the Company's sustainable financing, reduce our dependence on fossil fuels and reduce our CO_2 emissions in absolute terms, despite the increase in network traffic. We also manage to increase reuse and recycling rates, promote eco-design and purchasing based on circular criteria, and help to minimise the environmental footprint of our customers with our Eco Smart products and services.

Action plans and compromises

Our environmental strategy seeks to **minimise our impact on the planet** and **maximise the environmental benefits** generated by our digital products and services. The strategy is built around three levels.

- The **first level** is related to the **responsibility** we assume as a company that is committed to our environment, to ensure compliance with environmental legislation, to manage our risks and opportunities, to implement management systems, to set stringent environmental targets and to carry out proactive advocacy work on environmental issues.
- The **second level** concerns the Company's **decarbonisation and circularity**, thanks to the use of renewable energies, the implementation of energy efficiency projects, extending the lifespan of electronic equipment, reducing the consumption of resources and reintroducing our waste as raw materials in the value chain through recycling.

Lastly, the **third level** is linked to our *raison d'être*, the **digitalisation of our customers**, through services with a positive impact on the environment thanks to connectivity technologies such as IoT, cloud and big data.

In addition, as part of the integration of the environment into the Company's strategy, **we are progressively increasing the Company's sustainable financing.**

Targets

Our major targets are to:

- Achieve net zero emissions by 2040, including our value chain. To this end, we set interim targets for 2030, such as reducing 80% of our Scope 1 and 2 CO_2 emissions compared to 2015 and reducing 56% our Scope 3 CO_2 emissions compared to 2016.
- Continue to use 100% renewable electricity in our main markets and also reach 100% globally by 2030.
- Be a zero-waste company by 2030, through eco-design, procurement with circular criteria, reuse and recycling.

Management policies and systems

The Environmental Management System (EMS) in accordance with **ISO 14001** is the model we have chosen to monitor the environmental impact of our activities. **All our operators have an externally-certified EMS**.

We have a series of global standards (in addition to our environmental, energy management and supply chain sustainability policies) that guide the Company in improving its environmental performance and that incorporate a life-cycle perspective. This allows us to integrate the environmental aspects of our value chain and involve our employees in environmental management.

Having in place certified EMSs allows us to ensure that we successfully control and comply with the environmental legislation applicable in each of our markets, with this **preventive model of compliance** being associated with the Company's overall compliance process. We were not subject to any significant environmental penalties in 2022.

We manage all our main environmental aspects, such as energy and waste, but also others such as noise, biodiversity and water, in order to reduce progressively our environmental impact.

We maintain the Energy Management Systems certification (**ISO 50001**) for our operations in Spain and Germany, and in 2022 we extended it to other operations, such as Chile and Brazil (the last one with two certified operating centres, including the Eco Berrini headquarters).

Responsible network and biodiversity

We work to make our network the most eco-efficient and environmentally responsible, promoting the circular economy in all our assets. We have managed to keep electricity consumption stable, despite increased digitalisation, thanks to our energy efficiency and renewable energy plans. In addition, our circular economy strategy has enabled us to reuse 229,907 units of network equipment and to recycle 98% of our waste in 2022.

In order to minimise the impact of network deployment, we implement best practices, such as noise insulation measures when necessary and co-location of our facilities with other operators. This enables us to optimise land occupation and reduce visual impact, energy consumption and waste generation

RESPONSIBLE NETWORK LIFE CYCLE

PLANNING AND CONSTRUCTION	
Environmental licences and permits	1,199
Visual impact reduction measures	104
Base stations with renewable energy	485
OPERATION AND MAINTENANCE	
Energy efficiency and managements projects	128
Renewable energy in own facilities (%)	82
GHG emissions (Scopes 1+2) (tCO_2eq)	353,346
Energy consumption by traffic (MWh/PB)	49
DISMANTLING	
Network equipment reused	229,907
Hazardous waste (t)	2,566
Total waste recycled (%)	98

Regarding **biodiversity**, the impact of our facilities is very limited. Nevertheless, we conduct environmental impact assessments and implement corrective measures when necessary, for instance in protected areas.

To analyse the impact of the Group's infrastructure on biodiversity in greater detail, a Geographic Information System was used to put together the area occupied by each type of infrastructure and the different layers of information about protected areas and species obtained from renowned international organisations, such as the International Union for Conservation of Nature (IUCN).

This allows us to determine the quality of habitats where any of the Company's infrastructure is located and to assess the potential impact on biodiversity. The main finding is that 98% of Telefónica's facilities are located in habitats with low or very low biodiversity value, such as urban areas, and we have no facilities located in habitats of major importance, which means that the organisation has a relatively insignificant direct impact on biodiversity.

Furthermore, aware of the importance of enhancing the urban biodiversity of our sites, the facilities of Telefónica District (headquarters in Spain) have participated in the European LIFE BooGI-BOP project, which aims to provide companies with solutions aimed at improving biodiversity in their business facilities. The analysis found the design and management of the site's green areas to be excellent and recommended some additional measures related to habitat enhancement or information for employees regarding the biodiversity improvement measures implemented.

In addition, in 2022, we joined the **World Economic Forum's 1t.org initiative**, which seeks to accelerate nature-based solutions and mobilise companies to conserve, restore and grow one trillion trees by 2030. Aligned with our target of achieving net zero emissions by 2040, as well as neutralising unabated Scope 1 and 2 emissions from our main operations by 2025, we have

committed, under the 1t.org project, to grow and conserve 1.5 million trees between 2020 and 2030. This commitment will not only avoid and absorb 700,000 tonnes of CO_2 from the atmosphere in 10 years, but will also help to conserve forest ecosystems, reducing biodiversity loss.

Human Capital

People stand at the heart of our strategy, and our corporate mission is to "make our world more human by connecting lives".

Human capital remains key in our increasingly digital work environment. We understand this factor as the value stemming from the sum of all the skills, knowledge and experience that our employees bring to the table. However, social capital is also especially important because this is what consolidates the connections that are made between people and teams within the organisation. These two factors combined represent our people capital, in other words, the value of people as an intangible asset for the Company.

This helps us to boost our growth mindset and enables teams to meet company targets:

- Attain a target of 33% of executive positions held by women in 2024. Reaching this target is linked to the variable remuneration of our employees and attraction of sustainable financing.
- Achieve an adjusted gender pay gap of +/-1% in 2024. This is the basis for progression towards total elimination of the gross pay gap.
- Achieve gender parity in the Company's highest governance bodies in 2030. Parity is defined as no more than 60% and no less than 40% representation of each gender.
- Be included in the Bloomberg Gender-Equality Index.
- Maintain perception in our team about work-life balance above 70% in the motivation survey.
- Double the number of employees with disability in 2024, in line with the commitments made to The Valuable 500.
- Attain participation of over 50% of the workforce in skill development programmes each year.
- Have 100% of eligible workers (those whose activity can be carried out remotely) in hybrid work in 2024.
- Reach an Employee Net Promoter Score (eNPS) of at least 60%.

The strategic lines of action for global talent management and the applicable targets are defined by the Global Human Resources Committee. Meeting on a monthly basis, this committee is made up of all the heads of the various People areas at Telefónica's main operators and regions.

Global Executive Committee: this committee analyses and monitors key aspects of global employee management, from skills and critical talent for the future to Telefónica's remuneration and organizational strategy.

People-related issues are also regularly reported to three committees of our Board:

- Quality and Sustainability Committee: once a year, the targets and corporate and local progress on issues of talent management and diversity are presented in line with the Group's ESG strategy.
- Governance Committee: among other roles, this committee verifies and supervises appointments and remuneration of the Chairman of the Board of Directors, the executive directors and senior executives.
- Audit and Control Committee: this committee oversees control of the Company's and the Group's financial and non-financial risks (including operating, technological, legal, social, environmental, political and reputational risk as well as those related to corruption).

We also have specific bodies and roles for managing our diversity strategy.

The main challenges we face in human capital management no longer simply stem from the rapid digital transformation in which we are engaged and is clearly being reflected in the labour market. We must also learn to tackle even greater uncertainty and the confusing times in which we live.

The context of high inflation in which we find ourselves, the strong competition for highly qualified talent and the development of new internal skills will be our major challenges.

We therefore have a huge opportunity to prepare ourselves now and start building the skills that the company will need to implement its strategy.

The pandemic has given us a window to rethink our culture and how we work and to innovate to boost productivity in the new digital age. At Telefónica, we believe that the key lies in developing hybrid environments capable of harnessing the best of both worlds for promoting co-creation, communication and team spirit.

We could not lead the digital revolution without having the best talent, ensuring that all our people - without exception - thrive in a diverse and inclusive work environment. This also allows us to empathise better with



our customers, to innovate and to reflect their diversity in our commercial value proposition.

The swift pace of exponential change that we are experiencing due to the digital transformation, economic uncertainty and political tensions must help our employees overcome these changes and reduce any impact on their work and well-being. Similarly, we work to strengthen consistency between the company's vision and the personal goals of each employee in order to further cement their ties to the company.

These challenges are included in the Telefónica Risk Management Model as emerging risks in the People area. Telefónica's people strategy aims to transform and adapt our teams to the context of permanent change in which we find ourselves.

In this respect, our main lines of action (further explained in the following chapters) are focused on:

- Attraction, retention and skill development: we are shifting towards a model that can guarantee business sustainability and let our people thrive and grow. To that end, we foster lifelong learning with large-scale re-skilling and up-skilling programmes, and talent management that is based on skills, including leadership skills.
- Diversity, equality and inclusion with an inclusive work culture and leadership style to guarantee a working environment in which all our people can give their best and develop personally on a level playing field.
- Flexible ways of working and agile high-performance ecosystems capable of improving team effectiveness and efficacy; boosting motivation, talent attraction and a sense of belonging; and fostering innovation and corporate transformation.
- Occupational health, safety and well-being from a comprehensive vision of the individual that considers mental, emotional and physical factors as the pillars of well-being while encouraging autonomy and responsibility.

Attracting, developing and retaining talent is fundamental to the success of our Company. We want our teams to have whatever they need to overcome present and future challenges. We know that professional careers have shifted from being vertical and stable to more cross-cutting and flexible, meaning that our development is no longer conditioned by our current job, but rather by what we want to become in the future.

We engage in strategic, skill-related preparation via our Skills Workforce Planning process, which seeks to ensure alignment between the skills we possess in the organisation and the skills that we need to grow our businesses. This enables us to make the right decisions to close the skills gap. We are therefore firmly committed to developing any new skills that we need internally, in combination with incorporating external talent.

For internal skill development, we promote large-scale re-skilling and up-skilling programmes that can develop critical skills for our business while improving the employability of our professionals. With that in mind, we are evolving the learning model to personalise and adapt the range of training we offer to the preferences of each professional based on artificial intelligence engines (learning on demand).

Besides the traditional talent recruitment tools, we also use new channels to ensure we attract suitable profiles in a more global, digital and efficient way, establish a long-term relationship with candidates and simplify our selection processes. More specifically, we maintain a very active presence at digital job fairs and in forums, employability round tables, social media, and universities with technology specialities.

Furthermore, we strengthen our pool of young talent with Talentum, a scholarship programme forming part of the Telefónica Innovation and Talent Hub. This initiative strengthens university/company cooperation by combining academic learning with technical business knowledge and cross-cutting skills such as emotional intelligence, teamwork, innovation and creativity

The situation arising from the COVID-19 pandemic has presented us with an opportunity to accelerate the digitalization of learning.

On the one hand, we are evolving the profiles and skills of our professionals to meet specific business-related challenges and the challenges faced by each area. We offer profile specialization so our people can remain on the cutting edge (robotization, cloud, IT sales, data, web developer, 5G, etc.).

On the other hand, we provide an open choice of training options so that each employee can play a leading role in their own development. The formats (videos, podcasts, video games, interviews, role play sessions, articles, etc.) are tailored to the needs of each person in hybrid and collaborative environments.

SkillsBank is a key element of our skills development model, a software tool developed internally and recognized externally. Built on big data and artificial intelligence, it gives us real-time information about the skills that are present within our organisation.
We use SkillsBank to create a unique and personalized value proposition for each professional, with recommendations on vacancies and development paths.

In order for new skills to be developed, we also encourage geographic and job mobility as a key factor in talent retention. We therefore foster an open and innovative environment that makes it easier to match our employees' interests and backgrounds with real

opportunities that can maximize learning and movement into the roles of the future.

All these initiatives are aimed at promoting the development and promotion of our employees within the Company. This has meant that 25% of the vacancies published have been filled by internal applicants. Of those employees who received a promotion, 40% are women

Universitas Telefónica is the exclusive platform on which all our professionals can find a carefully curated range of training experience options designed to accelerate the transformation and achievement of strategic targets for the company, to encourage uptake of the new and necessary working and leadership methods, and to encourage and foster a unique culture that defines us and makes us stronger by aligning priorities and empowering employees.

Having undertaken an enormous technological transformation, Telefónica has boosted the Innovation and Talent Hub by opening a new Universitas campus. Its physical location is at our central offices in Madrid (Spain) and it is equipped with advanced in-person, virtual and hybrid executive education resources.

The commitment of our professionals has always been high on Telefónica's agenda and it forms part of our active listening strategy. For several years now, we have been measuring this through the employee Net Promoter Score (eNPS), which indicates the degree to which the Company's employees recommend the organisation by answering the question:

How likely would you be to recommend your company to people close to you as a good place to work? (1=Definitely would not recommend, 10=Definitely would recommend).

This procedure lets us align ourselves with the customer satisfaction measurement by using the same logic as the Net Promoter Score, which measures the percentage of promoters (those who give scores of between 9 and 10) against the percentage of detractors (those who give scores from 1 to 6).

We achieved a result of 69% in 2022, which is an improvement of 2 percentage points on the 2021 result. This clearly highlights our commitment and sense of pride in belonging.

A result above 40% is considered excellent and we are part of the select group of companies that are above 60%. Our challenge now is to keep increasing our professionals' sense of pride in belonging to our Company, under the conviction that their motivation is the multiplying factor that drives these results.

In addition to this annual measurement, we conduct various internal listening exercises in each of our operations (such as opinion surveys) and regular engagement pulse surveys to gauge the level of commitment. This is all complemented by professional performance appraisals, exit interviews, incident tracking and the availability of a Responsible Business Channel that employees can always use to report conflictive situations.

Culture of Recognition: Valuable people

This programme aims to promote a culture of meritocracy through personal recognition by leaders towards employees and among employees themselves, giving visibility to those individuals and teams that excel through both their outstanding contribution and their day-to-day behaviour.

It also recognises "social volunteers or volunteer teams" for their extraordinary contribution to a social cause or in an emergency or humanitarian crisis.

Telefónica's remuneration strategy is characterized by our competitive and demanding nature, and our main focus is to attract, retain and motivate the Company's professionals so that we can meet our strategic objectives within the globalized framework in which we operate, fostering the generation of long-term value in a sustainable manner for our shareholders.

In this regard, we encourage the growth of our team through variable remuneration, increasing operating income and return on investment for shareholders, as well as efficiency through improving our OIBDA margin and generating free cash flow. Similarly, Telefónica is a company that is fully committed to sustainability. Such factors as customer trust, the trust of society at large, diversity, and contributing to the fight against climate change, have therefore been given weight in the variable remuneration of our entire team since 2019.

Telefónica is a company that fosters meritocracy and equal opportunities. We therefore offer a competitive and fair remuneration package that can comprise fixed amounts and both short and long-term variable amounts (tied to the achievement of financial, business, value creation and sustainability targets, which should be specific, quantifiable and aligned with the Company's strategic plan), as well as remuneration in kind and other social benefits adapted to local practices in the markets where we operate, allowing for customization and tax efficiency through flexible compensation plans.

Telefónica's professionals are consistently remunerated according to their level of responsibility, leadership and performance within the organisation. To maintain this premise, we ensure that we do not discriminate on the basis of gender, age, origin, sexual orientation and identity, religion, disability or race when applying remuneration practices and policies.

Similarly, Telefónica is committed to ensuring that the salaries paid to all its employees are decent and always exceed what is considered to be the 'minimum living wage'. This not only allows basic needs to be met, but also guarantees good quality of life in each of the countries where the Group operates.

By way of example only, the social benefits offered by the Company include health insurance, life insurance, a pension fund, share purchase programme, discount programmes, childcare assistance (including nursery services) and food assistance, among other things. All these benefits increase job quality. Our social benefits are especially focused on improved well-being for our employees. They help to maintain physical and mental health while supporting their families and adapting healthcare coverage to new circumstances and needs.

To foster the retention and motivation of key professionals and to attract the best talent, emotional salary is another relevant factor. This is expressed through new ways of working, work-life balance, psychological well-being, a firm commitment to learning and professional development, and a culture of commitment and recognition of our employees.

Furthermore, Telefónica launched an incentivized global share purchase plan in 2022 - “Plan 100” - aimed at all employees of the Group, without exception. For every share bought under this plan, until it ends in 2024, Telefónica rewards the buyer with another share. As part of our Company’s centenary celebrations, each employee who takes part in the plan will receive 100 additional shares for free.

With respect to our Board of Directors, Telefónica, S.A. boasts a Policy of Executive Remuneration assessing the best practices regarding Corporate Governance.

Telefónica has a worldwide performance review process for all employees of the Group. The same timetable, guidelines and tools are shared everywhere. Although the process is coordinated globally, it is managed locally so as to better adapt to the needs of our business.

At Telefónica, diversity, in addition to fulfilling the principles of social justice, helps us to achieve better business results. We therefore design initiatives aimed at promoting diversity in our teams and fostering an organizational culture of equity, diversity and inclusion.

Diversity management helps us to attract and retain high-potential professionals, get the best out of our employees, empathise with our customers and innovate.

We have internal bodies and roles that monitor our progress on equality, diversity and inclusion. These bodies also monitor compliance with performance indicators and alignment with strategic targets and ensure the involvement of senior management:

- Global Diversity Council: made up of top-level executives. It aims to implement and monitor the company’s diversity strategy.
- Transparency Committee: made up of the Chairman and four executives, it ensures the presence of both genders in the shortlists for internal and external selection processes for management positions.
- Chief Diversity Officer: this role supports the Diversity Council and the People department. This officer is a member of the Executive Committee of Telefónica, S.A.
- Diversity Champions: team leaders who act as internal change agents in all areas of the Company.
- Monitoring Committees for local Equality Plans.

They govern the Company's commitment to diversity and inclusion:

- The Group's Diversity and Inclusion Policy: the policy guarantees equal opportunities and non-discriminatory, fair and impartial treatment of people in all areas of our Company, without prejudice associated with nationality, ethnic origin, skin color, marital status, family responsibility, religion, age, disability, social status, political opinion, HIV or health status, gender, sex, sexual orientation, or gender identity or expression.
- The Diversity Policy in relation to the Board of Directors and the Selection of Directors: this ensures that proposals to appoint or re-elect Directors are based on a prior analysis of the competencies required by the Board of Directors, favoring diversity in terms of knowledge, experience, age and gender.
- Global Equality Policy: approved by the Board of Directors in 2022, it establishes the Company's commitment to the implementation and dissemination of a set of basic measures with regard to gender equality in all countries where the Group operates.
- Protocol for Action in Situations of Workplace or Moral Harassment, Sexual Harassment and Discrimination: this policy establishes a framework for action in cases of harassment or discrimination

Telefónica's strategic lines for diversity and inclusion are established globally by the Global Diversity Council. This strategy is adapted and developed locally, taking into account the business priorities and the sociocultural context of each country.

Our starting point is to ensure that our workforce is representative of the diversity existing in the societies in which we operate and that it is managed with an inclusive culture and leadership style. In this way, our employees feel comfortable to be themselves and can give their best.

In order to move forward, we have made a number of commitments in the short, medium and long term. In the short term, we have set a target of attaining 33% of women in management positions and an adjusted gender pay gap of +/- 1% by 2024. We have anticipated the fulfillment of this objective in 2022. In addition, we want to double the number of employees with disabilities by the same year.

In the medium term, we aim to achieve gender parity in the Company's highest governing bodies by 2030, while in the long term our north star is to eliminate the gross gender pay gap.

The Global Diversity and Inclusion Policy ensures equal treatment and equal opportunities. It promotes working conditions that prevent workplace and sexual harassment, in both a face-to-face and a digital environment, and establishes specific procedures for its prevention.

In addition, our Responsible Business Principles course, which is mandatory for all employees, includes a training module on workplace and sexual harassment. At a local level, equality plans establish protocols for action in cases of workplace and sexual harassment.

Besides, the whistleblowing channel allows all employees and stakeholders to report, anonymously or personally, if they experience any form of discrimination.

At Telefónica, we apply the principle of equal pay for equal work or for work of equal value. That is to say, we compensate equally for equal work regardless of the employee's gender.

We carry out detailed analyses of gender pay data within the Group in order to identify possible inequalities and establish measures to rectify them. We do this by considering all items related to salary, benefits and other short and long-term incentives, i.e. all payments received by the employee during the year.

Gender pay inequalities or gender pay gaps are based on a comparison between the average total pay of men versus the average total pay of women in the workforce.

When making this comparison, it is important to understand the way the comparison is made, what items are included and how the difference between the average total pay of men and women is measured.

When calculating it, in addition to gender, if the country, the legal entity, the professional category, the functional area in which each employee works, seniority and the work schedule (full or part-time) are taken into account, we would be talking about the adjusted wage gap (0.74% in 2022). This concept allows us to approach pay equity: equal pay for positions of equal value.

If we only compare the average total remuneration, without taking into account other factors except gender, we would be talking about the gross wage gap (16.80% in 2022). Eliminating this gap implies structural, social and cultural changes that require a long-term commitment. For this reason, at Telefónica, we are working on five lines to address this ambition. The basis for moving forward is to ensure equal pay under the same circumstances, which is why we have anticipated two years to meet the objective of reducing the adjusted gender pay gap to +-1% in 2024.

- Ensuring equal pay. As a starting point, we must ensure that men and women earn the same pay for the same job.
- Increasing the proportion of women in leadership (33 % by 2022) and income generation positions (40 %).
- Promoting gender parity in the Company's highest governing bodies.
- Strengthening the commitment to work-life balance and co-responsibility. Seven out of ten employees with reduced working hours are women. Awareness-raising and new models of flexible working are key elements to reverse this situation.
- Increasing the weight and prominence of women in digital and STEM environments. Currently, 21 % of the Company's STEM positions are held by women. We promote initiatives to attract and give visibility to our female digital talent, since we believe it to be critical for the social and economic progress.

According to international estimations, the gender wage parity will not be reach until the year 2175. In Telefonica, we aspire to reach it on the 2050 horizon.

In Telefónica, we encourage the recruitment of female talent, young talent and/or talented people with disabilities through "Talentum" scholarships and other initiatives.

Aware of the low participation of women in digital professions, we encourage women to pursue digital and STEM careers through a number of initiatives, including our internship programmes. In addition, we develop career acceleration and visibility enhancement programmes for female employees, which aim to train them in leadership skills and enrich their network of contacts.

Furthermore, we implement measures to facilitate a work-life balance and promote a cultural change with the aim of encouraging co-responsibility for care among our male and female employees, after identifying that a lack of co-responsibility hinders women's professional development.

With regard to people with disabilities, in line with the 2024 target, we support their integration through agreements with external entities specialized in the search for professionals with disabilities. In addition, we offer resources to facilitate teamwork, such as the guide "Disability at Work: Everyone's Responsibility".
At the same time, we work to ensure the accessibility of our facilities, communication channels, products and services.

In terms of disability, Telefónica counts on ATAM, a private social protection system for the families of employees with situations of disability and dependency.

The association offers specialized comprehensive advice and direct financial aid.

Furthermore, in relation to our supply chain, we include diversity criteria in the assessment of our high-risk suppliers through an external tool. In addition, we are increasing the range of social suppliers, particularly Special Employment Centers, in which most of the employees have a recognized disability on our procurement platform.

The value of differences, awareness of unconscious bias and prejudice, and the importance of inclusive leadership are some of the issues we address during our workshops, manuals, and online courses. In addition, we offer training resources for areas and roles with special responsibilities to support the performance and integration of all employees. In addition, we have conducted mandatory diversity workshops for members of the Board of Directors.

Telefónica collaborates to close gender gaps in society. Along these lines, we encourage women to take up digital and STEM careers and entrepreneurship. Through Scale Up Women, women entrepreneurs improve their network of contacts and seek new business opportunities.

The pandemic has unquestionably produced a new reality in the labour market worldwide. Nonetheless, physical presence at the office and personal contact between team members also brings added value. With that in mind, Telefónica is committed to a hybrid working model (on-site and remote) across the Group that combines the best of both working models. In general, we establish a minimum percentage of face-to-face time and a maximum percentage of remote time, which differs in the countries in which we operate and can change depending on the nature of the position whenever possible.

Our model is based on universality (it applies to all employees unless their role cannot be performed while working from home) and safeguards the health and safety of our workforce. It fully complies with local legislation and has been agreed with the main trade union organizations in the countries where we operate. There is a growing social demand for work-life balance. At Telefónica, we work hard for that to be the reality. These efforts are clearly reflected in the results from our annual motivation survey, according to which 78% of our employees feel they have a good work-life balance. Thanks to our digital disconnection awareness initiatives, this percentage has risen by 10 points since 2019. Telefónica is improving the compatibility of various lifestyles with professional demands, thereby fostering inclusion. We harness the potential of all employees in this way, regardless of their personal characteristics or circumstances.

The redefinition of our workspaces to be more digital, flexible and collaborative, in addition to a commitment to digital disconnection (Telefónica was a pioneer in this regard following an agreement in 2019 with all trade union organisations), and the physical and emotional well-being of our people, also form part of this new work model.

Leadership and our culture play a fundamental role in this transformation.

A key target for this new way of working is to boost employee commitment and loyalty, as well as to evolve towards a simpler and more flexible organisation. We therefore promote skills based on a culture of flexibility, trust and commitment, as well as the necessary skills required for a collaborative and dynamic work environment based on project management, autonomy and teamwork.

Our flexible work models should be a valuable tool for attracting and retaining talent, as well as for giving us access to new professionals located all over the world.

The new agile ways of working are much more than a methodology for Telefónica; they are a means of boosting a cultural transformation underpinned by the various local Agile offices. These offices combine Business, Transformation and People teams to align work frameworks to the specific characteristics of each business and the strategic priorities of each unit. We continue to work on the implementation of more liquid and flexible organizational models that can help to empower teams and support business activity, within a context of process simplification based on an e2e and project-based work approach.

This new hybrid and flexible context has led to far-reaching changes in our leadership and our culture, changes that are highly necessary for achieving the best results. We are therefore undertaking an unprecedented cultural transformation to help us obtain an effective and sustainable employment experience that can evolve the relationship model between managers and their teams. We are fully aware that we need new ways of leading to help us adapt to these new paradigms. As a result, in the various countries where we operate, we are working to reorganize the skills of our leaders so they can be a source of inspiration and transformation within this new hybrid context. We also want them to promote a culture of confidence, conversations and productivity.

With a hybrid work model, the office becomes less of a place to perform a task and more of a space for inspiration, co-creation and networking between colleagues.

Telefónica's workspaces are therefore open and shared, and are technologically equipped for the hybrid model. We also have space management tools that are either up and running already or undergoing a trial period, depending on the location.

The new Universitas campus, located at Telefónica District (Madrid) within the Innovation and Talent Hub, boasts 2,000 square metres of the latest technology for in-person and remote training, including live-streaming services, multi-purpose spaces and recording studios.

Furthermore, we strive to enrich the vending areas and relaxation spaces at our offices to provide a cozy atmosphere that lets us network within our work environment while enjoying a nice break.

Collaborative technology, such as Microsoft Teams and the Workplace corporate social network, encourages interaction between employees and helps them to stay on top of the latest news and to share inspiring ideas and content.

Depending on the geographical area where we operate, we provide our professionals with ergonomic chairs, mobile telephones with unlimited data tariffs, and the option to buy office furniture under good terms and conditions. Additionally, we create spaces to promote emotional well-being with virtual cafés where we encourage networking.

In Spain, we also provide our employees with various tools so that they can record the start and end of their working day from any location, as required by current local labour legislation.

We develop the hybrid model by focusing on the employee and his or her family and by taking care of their digital health.

Reinforcing the digital disconnection agreement that the Company signed in 2019, we deliver courses including new routines and tips on how to maintain a healthy balance between work and free time, and organize teamwork in the best possible way.

We encourage co-responsibility of care between our male and female employees through awareness initiatives, because it has been demonstrated that a culture in which the weight of family and domestic responsibilities falls mainly on women is detrimental to their development and prevents the gender pay gap from being closed.

We foster measures that guarantee digital disconnection based on a commitment to “disconnect to reconnect”. A combination of company, team and individual agreements is essential to achieving this goal. Such agreements regulate times at which communications should not be sent and at which replies are not expected (except under exceptional circumstances), as well as guidelines on the planning and organisation of meetings.

We complement all this with training resources on disconnecting and relaxing, reasonable use of technology, and awareness about respecting personal relaxation time.

We have various measures aimed at achieving work-life balance and avoiding physical and mental exhaustion in employees: flexible working hours, part-time work, reduced working hours, subsidized flexible working week, paid and unpaid leave, extended leave for personal reasons and hybrid working.

At the Telefónica Group, we are fully aware of the context of high uncertainty and volatility that has been accentuated by various overlapping crises (health, social, energy, political and economic). These situations have led to a very strong economic impact that has caused inflation and interest rates to rise. We are therefore adopting several economic measures in the various territories where we do business (internally and always based on collective bargaining) to help our employees withstand the effect that this exceptional situation is having on them and their families.

At Telefónica, we are committed to the core standards of the International Labour Organization (ILO) in every country where we operate, particularly regarding freedom of association and the right to collective bargaining.

We ensure that worker representatives receive fair treatment that is free of discrimination and that they have all the tools they need to be able to perform their duties of representation. We have mechanisms and procedures to promote the involvement of workers in the management of the company, in terms of information, consultation and participation.

In terms of any significant organizational changes, Telefónica respects the period of prior notice set by the legislation of the countries where we operate, as well as those prior notice periods defined by collective bargaining agreements or policies.

As a company, we reaffirm the important role played by trade unions in defending the interests of workers and we recognize UNI (Global Union) and the European Works Council as key partners in worldwide labour management.

At a local level, we also understand that works council management is steered through policies and rules established by the legal entity and, therefore, the procedures on reporting, consultation and negotiation have different meanings but are always in line with Telefónica’s guiding principles.

Maintaining a neutral position on trade union activity is essential to ensuring a free and open environment that enables exercise of the right to free association. If workers wish to become members of a trade union, Telefónica will recognize trade unions that meet the terms and conditions set by ILO Convention 87, and always in accordance with local legislation.

At Telefónica we understand occupational health and safety as a concept that encompasses a state of

complete physical, mental and social well-being in harmony with the environment. Measures that promote health within the company not only help employees and ensure long-term business success, but also have positive effects on society as a whole.

At Telefónica, we continue to make progress on positioning ourselves as a global benchmark for business well-being and renew our commitment to employee good health and well-being year after year.

We are aware that we still live in a situation of uncertainty and that the recent health, social, political and economic crises increase the risk of health-related tensions, especially of a psychological nature.

Furthermore, we are encountering new ways of organising work, which are characterised by flexible models encompassing on-site working, remote working and working from home. Preventive management therefore requires this to be adapted to the new environments and risks that emerge in those new models.

As a result, we continue to build a solid culture of health and safety focused on people at all levels: work environment, mental well-being, the promotion of health, physical activity and healthy eating, and personal environment.

Our goal is to be capable of generating confidence and optimism in the future, and this requires management and improvement of individual psycho-social health by offering psycho-social risk response and prevention programmes that can guarantee a preventive response to any health issues. We have therefore begun conducting psycho-social risk assessments that will provide us with a psycho-social diagnosis aimed at being able to define improvement actions that are appropriate to the risks identified and the environment in which these actions should be undertaken.

We also want to be a Company with zero accidents. Hence the importance we attach to reducing the accident rate and not exposing workers to unnecessary risks.

The Quality and Sustainability Committee is responsible for promoting the development of the Global Responsible Business Plan, which was approved by the Board of Directors and places emphasis on safeguarding and promoting the Health, Safety and Well-being (HSW) of our employees in the workplace.

The processes for identifying hazards, assessing risks and preventing accidents and occupational diseases are set out in the Global Health and Safety Policy and displayed locally adapted to the reality of each country..

We establish procedures to identify hazards and assess risks in order to prevent work-related accidents and occupational diseases, ensuring compliance with the legal requirements in force in each country. Safety and health care guides are available for the engineers and office staff.

We have health services with essentially preventive and health promotion functions with the Joint Occupational Risk Prevention Service.

We have an Emergency Plan in place under which teams of people who have received first aid training
All employees have online courses available to them on occupational health, safety and well-being. Ongoing and specific training is also undertaken with the local teams in the various countries on the implementation of health, safety and well-being management systems, as well as numerous health and awareness-raising campaigns.

We promote information, consultation and participation for workers and other stakeholders to ensure safe and healthy workplaces. Worker representation on joint health and safety committees is the established model in the countries where we operate and 90% of our employees are represented on these committees.

In line with our target to be a benchmark for corporate well-being with a positive impact on our employees, partners, the environment and the organisation, we implement initiatives that promote a culture of well-being at all levels of the organisation. Furthermore, we offer digital disconnection measures and seek to guarantee work-life balance for our employees.
We know that employees value the right to a safe and healthy work environment. We therefore base our action on communication and open dialogue while seeking to make employees feel comfortable in sharing their incidents and concerns. This is reflected in the annual climate survey, in which 78% feel that Telefónica supports employee well-being.

We believe that we are responsible for preventing and responding to the present and future psycho-social risks that may jeopardize the health of our employees. We have therefore begun to assess psycho-social risks throughout the Company. The goal is to use these assessments as a tool for identifying and monitoring those working conditions that might affect physical and mental health.

At the same time, we continue to promote emotional well-being and the psycho-social environment in the workplace in order to reduce emotional and mental stress. This has become a priority for our Company following recent global events (war in Ukraine, energy crisis, inflation, COVID-19).

We offer a portfolio of social benefits tailored to local practices in the markets where we operate, including universal health insurance for all employees and a support service for people with disabilities aimed at employees and their families. Our social benefits include

the care of mental health as a cornerstone for the well-being of our employees.

We facilitate workers' access to these wellness services and programmes through comprehensive communication campaigns. We also run training courses on emotional health, stress management, time management, leadership style and suicide prevention, among others.

We have platforms that help us promote physical activity in most countries, such as Gympass. In addition, we are transforming our relaxation spaces and catering areas to provide our employees with healthy products and other healthy ideas. We are also engaged in various nutrition programmes with nutritionists who draw up a dietary plan tailored to each person who takes part.

To complement these activities, we help to build environments that promote a higher quality of life and greater comfort by creating breastfeeding rooms, bicycle parking and changing rooms on our premises. We strive to foster accessibility to our spaces and thereby guarantee barrier-free environments for our employees with disabilities.

Our management, in response to the coronavirus, was focused on maintaining the safety of our employees, customers and partners. The formula that has allowed us to deal with this pandemic is a balanced mix of data analysis, active participation in international forums (WHO and United Nations) and daily interpretation of qualitative information (press, trends, news agencies, specialised studies).

With minor adaptations to existing tools, we have harnessed the full potential of the data and made safe progress on both health protection objectives and business challenges.

Liquidity and capital resources

Financing

The main financing transactions carried out in the bond market in 2022 are as follows:

Description	Issue date	Maturity date	Amount in millions (nominal)	Currency of issue	Amount in millions (nominal)	Coupon
Telefónica Emisiones, S.A.U.						
EMTN Bond	04/05/2022	07/13/2040	100	100	EUR	1.864 %
EMTN Bond (1)	05/25/2022	05/25/2031	1,000	1,000	EUR	2.592 %

(1) Sustainable bond

These transactions are guaranteed by Telefónica, S.A. On the same dates Telefónica, S.A. perceived loans from Telefónica Emisiones, S.A.U. of similar amount, terms and conditions.

The main transaction arranged in 2022 in the bank market is as follows:

- On January 13, 2022, there was a maturity extension of the syndicated credit facility of Telefónica, S.A. for 5,500 million euros. The loan has two annual extension options at Telefónica, S.A. request with a maturity maximum up to 2029.
- On September 26, 2022, Telefónica, S.A. signed a 150 million euros bilateral loan and maturing in 2032. At December 31, 2022 the loan was fully draw down.
- On December 23, 2022, Telefónica, S.A. signed a 125 million euros of a bilateral loan and maturing in 2032. There was no outstanding balance at December 31, 2022.

Available funds

At December 31, 2022 Telefónica, S.A.'s available funds from undrawn lines of credit in different financial institutions totaled 9,994 million euros (of which 9,859 million euros maturing in more than 12 months). Additionally, cash and cash equivalents as of December 31, 2022 amount to 4,989 million euros.

Additional information on sources of liquidity and undrawn lines of credit available to the Company, on liquidity risk management, on the Company's debt levels, and on capital management is provided in notes 13, 14, 15 and 16 of the financial statements.

Contractual commitments
Note 19 to the financial statements provides information on firm commitments giving rise to future cash outflows and associated with operating leases, primarily.

Credit risk management
The credit risk in Telefónica, S.A. mainly refers to the one associated with financial derivative instruments arranged with different entities. The detailed description of how those risks are managed and hedged is included in note 16.

Credit rating
At December 31, 2022, Telefónica, S.A.'s long-term issuer default rating is "BBB stable outlook" from Fitch, "BBB- stable outlook" from Standard & Poor's and "Baa3 stable outlook" from Moody's. During 2021, there have not been changes in the long-term credit ratings by any of the three agencies. Last changes in the credit ratings took place in 2020 when Standard and Poor's revised the outlook to "negative" from "stable" on April 1, 2020 and later, on November 20, 2020 downgraded the rating to "BBB - stable" from "BBB negative". On November 7, 2016 Moody's downgraded the rating to "Baa3 stable" from "Baa2 negative" and on September 5, 2016 Fitch downgraded the rating to "BBB stable" from "BBB+ stable".

In 2022, measures taken to protect the credit rating included an active portfolio management through the closing of the sale of the entire share capital of Telefónica Móviles El Salvador.

Telefónica also closed various strategic deals to reinforce its business profile, such as the agreement reached between Telefónica Colombia and a Colombian company controlled by KKR, for the sale of fiber assets and for the provision of connectivity services and deployment of fiber network. And in December, the agreement with Vauban Infrastructure Partners and Crédit Agricole Assurances for the deployment and commercialization of a fiber FTTH network mainly in rural areas in Spain.

Additionally, Telefonica maintains a solid liquidity position and conservative approach to debt refinancing, as the Group took advantage of the historical low refinancing rates to extend average debt life and smooth its maturity profile in coming years.

Dividend policy
Telefónica, S.A.'s dividend policy is revised yearly based on the Group's earnings, cash generation, solvency, liquidity, flexibility to make strategic investments.
On March 2017 the Board of Directors of Telefónica, S.A. decided to define the corresponding payment periods of the dividends. Therefore, from there on, the dividend payment in the second quarter will take place in June, and the dividend payment in the fourth quarter will take place in December, in both cases on or before the third Friday of the corresponding month.

In February 2021, Telefónica announced the dividend policy for the year 2021, which consists of an amount of 0.30 euros per share, payable in December 2021 (0.15 euros per share) and in June 2022 (0.15 euros per share). The Annual General Shareholders Meeting held on April 23, 2021 approved the Proposals of the scrip dividend, which were executed in June and December, 2021.

In February 2022, Telefónica announced the dividend policy for the year 2022, which consists of an amount of 0.30 euros per share in cash, payable in December 2022 (0.15 euros per share) and in June 2023 (0.15 euros per share).

The Annual General Shareholders Meeting held on April 8, 2022 approved the Proposals of the scrip dividend executed in June 2021, and the cash dividend paid in December, 2022.

For the payment in June 2023, the adoption of the corresponding corporate resolutions will be proposed to the Annual General Meeting to be held in 2023.

Treasury shares

Telefónica has performed, and may consider performing, transactions with treasury shares and financial instruments or contracts that confer the right to acquire treasury shares or assets whose underlying is Company shares.

Treasury share transactions will always be for legitimate purposes, including:

- Undertaking treasury share acquisitions approved by the Board of Directors or pursuant to General Shareholders' Meeting resolutions.
- Honoring previous legitimate commitments assumed.
- Covering requirements for shares to allocate to employees and management under stock option plans.
- Other purposes in accordance with prevailing legislation. In the past, treasury shares purchased on the stock market were exchanged for other shares-securities (as in the case of preferred capital securities), swapped for stakes in other companies (e.g. the share exchange with KPN) acquired to reduce the number of shares in circulation (by redeeming the shares acquired), thereby boosting earnings per share, the delivery of treasury shares in exchange for the acquisition of a stake in another company (such as the agreement with Prosegur Compañía de Seguridad, S.A.).

Treasury share transactions will not be performed in any event based on privileged information or in order to intervene in free price formation. In particular, any of the conduct referred to in Articles 83.ter.1 of the Spanish

Securities Market Law and 2 of Royal Decree 1333/2005 of November 11 implementing the Spanish Securities Market Law, with regards to market abuse will be avoided.

The disclosure of number of treasury shares at the end of 2022 and 2021, as well as the explanation about the evolution of the figure and the transactions involving treasury shares in 2022, are described in note 11 of these financial statements.

Risk Factors

The Telefónica Group is affected by a series of risk factors that affect exclusively the Group, as well as a series of external factors that are common to businesses of the same sector. The main risks and uncertainties faced by Telefónica, which could affect its business, financial condition, results of operations and/or cash flows are set out below and must be considered jointly with the information set out in the Financial Statements.

These risks are currently considered by the Telefónica Group to be material, specific and relevant in making an informed investment decision in respect of Telefónica. However, the Telefónica Group is subject to other risks that have not been included in this section based on the Telefónica Group's assessment of their specificity and materiality based on the Telefónica Group's assessment of their probability of occurrence and the potential magnitude of their impact. The assessment of the potential impact of any risk is both quantitative and qualitative considering, among other things, potential economic, compliance, reputational and environmental, social and governance ("ESG") impacts.

The Telefónica Group, taking into account the global risks identified by the World Economic Forum, as well as the increase in legal information requirements and the expectations of stakeholders in this area, monitors risks directly related to sustainability, as well as other risks with potential impact on ESG, highlighting those most relevant in the context of Telefónica's operation, including the adaptation to ESG expectations and information requirements and climate change.

Risks are presented in this section grouped into four categories: business, operational, financial, and legal and compliance.

These categories are not presented in order of importance. However, within each category, the risk factors are presented in descending order of importance, as determined by Telefónica at the date of this Annual Report. Telefónica may change its vision about their relative importance at any time, especially if new internal or external events arise.

Risks Related to Telefónica's Business Activities.

Telefónica's competitive position in some markets could be affected by the evolution of competition and market consolidation.
The Telefónica Group operates in highly competitive markets and it is possible that the Group may not be able to market its products and services effectively or respond successfully to the different commercial actions carried out by its competitors, causing it to not meet its growth and customer retention plans, thereby jeopardizing its future revenues and profitability.

The reinforcement of competitors, the entry of new competitors (either new players or providers of OTT Services), or the merger of operators in certain markets (for example, market consolidation in the United Kingdom following a potential merger of mobile operators Vodafone UK and Three UK), may affect Telefónica's competitive position, negatively affecting the evolution of its revenues and market share or increasing its costs. In addition, changes in competitive dynamics in the different markets in which the Telefónica Group operates, such as in Chile, Colombia, Peru, Mexico and Argentina, where there are aggressive customer acquisition offers, including unlimited data and discounts on certain services, among others, can affect the competitive position and the efficiency of Telefónica's operations.

If Telefónica is not able to successfully face these challenges, the Group's business, financial condition, results of operations and/or cash flows could be adversely affected.

The Group requires government concessions and licenses for the provision of a large part of its services and the use of spectrum, which is a scarce and costly resource.
The telecommunications sector is subject to laws and sector-specific regulations. The fact that the Group's business is highly regulated affects its revenues, operating income before depreciation and amortization ("OIBDA") and investments.

Many of the Group's activities (such as the provision of telephone services, Pay TV, the installation and operation of telecommunications networks, etc.) require licenses, concessions or authorizations from governmental authorities, which typically require that the Group satisfies certain obligations, including minimum specified quality levels, and service and coverage conditions. If the Telefónica Group breaches any of such obligations, it may suffer consequences such as economic fines or other measures that would affect the continuity of its business. In addition, in certain jurisdictions, the terms of granted licenses may be modified before the expiration date of such licenses or, at the time of the renewal of a

license, new enforceable obligations could be imposed or the renewal of a license could be refused.

Additionally, the Telefónica Group could be affected by the regulatory actions of antitrust authorities. These authorities could prohibit certain actions, such as new acquisitions or specific practices, create obligations or impose heavy fines. Any such measures implemented by the antitrust authorities could result in economic and/or reputational loss for the Group, in addition to a loss of market share and/or harm to the future growth of some of its businesses.

Any of the foregoing could have an adverse effect on the business, financial condition, results of operations and/or cash flows of the Group.

Access to new concessions/ licenses of spectrum.

The Group requires sufficient spectrum to offer its services. The Group's failure to obtain sufficient or appropriate spectrum capacity in the jurisdictions in which it operates, or its inability to assume the related costs, could have an adverse impact on its ability to maintain the quality of existing services and on its ability to launch and provide new services, which may materially adversely affect Telefónica's business, financial condition, results of operations and/or cash flows.

The intention of the Group is to maintain current spectrum capacity and, if possible, to expand it, through the participation of the Group in spectrum auctions which are expected to take place in the next few years, which will likely require cash outflows to obtain additional spectrum or to comply with the coverage requirements associated with some of the related licenses.

In Spain, the Ministry of Economic Affairs and Digital Transformation launched a public consultation on the National Frequency Allocation Table, raising the possibility of making available 450 MHz of the 26 GHZ spectrum band, to companies, industries and organizations operating in a specific sector, that deploy private networks to support their connectivity needs (verticals). This could mean more competition in the private corporate network segment.

In the UK, in May 2022, the Office of Communications ("Ofcom") launched a public consultation on opening access to the 26 GHz and 40 GHz bands for mobile use. This is the first of a series of detailed consultations on the award, with a process possible towards the end of 2024 at the earliest. The consultation outlines the proposal to offer a range of local and city-wide licenses, differentiating between low- and high-density areas.

In Latin America, several auction processes are expected in the near term: (i) in Colombia, in December 2022, the Ministry of Information Technologies and Communications ("MinTIC") asked the industry to express their interest in participating in a possible auction for the spectrum that remains available in the 700 MHz, 1900 MHz and 2500 MHz bands as well as for 5G spectrum (3.5 GHz and 26 GHz bands). In such expression of interest, which is non-binding, Telefónica expressed its interest in obtaining spectrum in all the proposed bands except 26GHz. In its expression of interest Telefónica also highlighted the need to delay all spectrum auctions until the review on the spectrum pricing methodology currently underway is completed, and there is an alignment between spectrum cost and its value generation capacity, and until measures to avoid an excessive control of this resource by the dominant operator are defined. To date, no specific dates have been proposed for an eventual spectrum auction; (ii) in Peru, the authorities have indicated their interest in resuming the auction on the 1750 – 1780 MHz, 2150 – 2180 MHz and 2300 – 2330 MHz bands, but no specific date or conditions have been set for it. With regards to 5G and the spectrum auction for the 3.5 GHz and 26 GHz band, the government has not yet taken a decision; and (iii) in Argentina, the government has made public its intention to auction 5G spectrum in 2023, but no specific date for the process has been published. Pursuant to Resolution 2385/2022 published on December 28, 2022, the Ente Nacional de Comunicaciones (Enacom) approved the General Rules for Intelligent and Reliable Telecommunications Services that preliminarily sets the conditions for the implementation of 5G in Argentina; iv) in Uruguay on December 28, 2022 the Executive Power signed the decree authorizing an auction process for the 3.5 GHz band to occur in the first quarter of 2023.

Existing licenses: renewal processes and modification of conditions for operating services.

The revocation or failure to renew the Group's existing licenses, authorizations or concessions, or any challenges or amendments to their terms, could materially adversely affect Telefónica's business, financial condition, results of operations and/or cash flows.

In Spain, and in accordance with the new Telecommunications Act (second transitory provision), Telefónica requested the Administration to extend the duration of its spectrum licenses up to a maximum of 40 years.

In Germany, in the allocation procedure for the frequencies at 800 MHz, 1800 MHz and 2.6 GHz, which will partially expire at the end of 2025, the Bundesnetzagentur has submitted a position paper for consultation as a follow-up to the consultation of orientation points which were connected with an initial survey of demand. In the position paper, it considers a spectrum scarcity to be obvious and is considering an auction as the award format. In order to reflect the importance of the 800 MHz band for mobile coverage, the Bundesnetzagentur proposes a swap in the term of the frequencies to be awarded at 800 MHz with an equal amount of 900 MHz frequencies. The frequencies at 900 MHz, 1800 MHz and 2.6 GHz would then be auctioned off. The frequencies at 800 MHz would have a term until the

end of 2033. Next steps in the spectrum allocation procedure in the form of cornerstones and a formal demand survey are expected in the first half of 2023.

In the UK, mobile spectrum licenses are generally indefinite in term, subject to an annual fee after a fixed period (usually 20 years) from the initial auction. There are no fee decisions now pending until 2033, when the fixed term for VMO2's 800 MHz licenses will expire.

With respect to Latin America:

In Brazil, the Agencia Nacional de Telecomunicações ("ANATEL") approved on February 8, 2021, Resolution 741/2021 which sets the Regulation for the Adaptation of Fixed Commuted Telephony Service ("STFC") concessions. ANATEL has presented an estimated value for calculating the migration balancing from the concession to the authorization regime, which will be validated by the Federal Court of Accounts. There is a risk that consensus between the parties on the migration calculation may not be reached. In any case, if a decision is made by Telefónica not to migrate, the STFC concession held by Telefónica will remain in force until December 31, 2025. In addition, Resolution 744/2021 of April 8, 2021 (the "Continuity Regulation") establishes that, at the end of the life of the concession contracts, the transfer of the right of use of shared-use assets will be guaranteed under fair and reasonable economic conditions, in the event that the granting authority or the company that succeeds the provider wishes to make use of these assets to maintain the continuity of the provision of STFC under the public regime. In relation to the process that is being carried out before the Federal Court of Accounts, the technical area of the Court proposed the revision of the Continuity Regulation's terms so that it provides for the reversion, to the concessionaires, of the assets used in the provision of STFC. This proposal is still subject to deliberation by the Plenary of the Federal Court of Accounts.

In addition, on December 8, 2022, ANATEL revoked Telefónica's 450 MHz spectrum authorization (451-458 MHz and 461-468 MHz) covering the states of Alagoas, Ceará, Minas Gerais, Paraíba, Pernambuco Piauí, Rio Grande do Norte, Sergipe and part of São Paulo. The decision was motivated by the fact that Telefónica could not provide evidence of service activation in the 450 MHz band as a result of the unavailability of a 450 MHz devices ecosystem. The revocation of the spectrum license does not impact the services currently provided by Telefónica.

Furthermore, regarding the extension of the 850 MHz band authorizations, if the legal and regulatory requirements are met, ANATEL agreed to extend the current authorizations for the use of radio frequencies in Bands A and B, proposing their approval, on a primary basis, until November 29, 2028. However, specific conditions for renewal, including those related to the economic valuation criteria and obligations, were challenged by the affected service providers (including Telefónica). After ANATEL dismissed the appeals filed by the providers, ANATEL referred the case to the federal court of accounts of Brazil ("TCU"), and in September 2022, TCU decided that the possibility of successive extensions brought by Law 13.879/19 should be considered as an exception, applicable only when certain requirements are met (art. 167 of Law 13.879/19 and article 12 of decree 10.402/20). Telefónica appealed that decision, defending the successive extension of licenses as a rule and not as an exception, in accordance with Law 13.879/19. Additionally, in August 2022, when deciding on an extension request made by the provider TIM for the 850 MHz, 900 MHz and 1.8 GHz bands, ANATEL issued a decision for the possibility of extending the 900 MHz and 1.8 GHz bands only until 2032, when the Agency intends to carry out a refarming action of these bands. This decision may impact Telefónica's extension requests for the aforementioned bands.

In Peru, an arbitration process was started by Telefónica, to challenge the decision adopted by the Ministry of Transportation and Communications ("MTC"), denying the renewal of concessions for the provision of fixed-line services, valid until 2027, which ended with a favorable award for Telefónica. The award recognizes that the methodology applied to assess compliance with the concession obligations in the concession renewal process was not in accordance with the provisions of the concession contract. The MTC, following this award, must issue a new regulation for renewals in a period of time yet to be determined. Nevertheless, Telefónica del Perú S.A.A. holds other concessions for the provision of fixed-line services that allow it to provide these services beyond 2027. The renewal of the 1900 MHz band in all of Peru, except for Lima and Callao, which expired in 2018, and of other licenses to offer telecommunications services were requested by the Group and a decision by the MTC is still pending. Nevertheless, these concessions are valid while the procedures are in progress.

In Colombia, in 2023, Telefonica will have to renew 30 MHz of spectrum in the AWS band. The spectrum renewal process has not been initiated.

In Argentina, in connection with Decree of Necessity and Urgency 690/2020 ("DNU 690/2020"), Telefónica de Argentina, S.A. and Telefónica Móviles Argentina, S.A. (collectively, "Telefónica Argentina") filed a lawsuit against the Argentine State, in relation to a series of contracts for licenses to provide services and spectrum use authorizations entered into between Telefónica Argentina and the Argentine State, including the licenses resulting from the 2014 spectrum auction. These contracts and their regulatory framework stated that the services provided by Telefónica Argentina were private and prices would be freely set by Telefónica Argentina. However, DNU 690/2020, by providing that the services will be "public services" and that prices will be regulated by the Argentine State, substantially modifies the legal status of those contracts, affecting the compliance with

their obligations and substantially depriving Telefónica Argentina of essential rights derived from those contracts. The lawsuit filed by Telefónica Argentina was rejected in September 2021 and Telefónica Argentina appealed this decision. On December 17, 2021, the first instance ruling was revoked and the application of articles 1, 2, 3, 5 and 6 of DNU 690/2020 and Resolutions 1666/2020, 204/2021 and 1467/2020 (relating to the control of tariffs and the universal basic service) was suspended for six months or until the final decision is adopted. On June 10, 2022, the Federal Contentious Administrative Court extended the precautionary suspension of the effects of DNU 690/2020 for an additional six months in Telefónica's favor. On December 27, 2022, the Federal Contentious Administrative Court extended the precautionary suspension of the effects of DNU 690/2020 for another six months in Telefónica's favor. During this period, Telefónica Argentina will not be subject to the provisions contained in the DNU 690/2020 in relation to price and public service regulations.

In Ecuador, Telefónica will seek to renew in 2023 the concession contract that authorizes the provision of telecommunication services and includes the spectrum licenses (25 MHz in the 850 MHz band and 60 MHz in the 1900 MHz band).

During 2022, the Group's consolidated investment in spectrum acquisitions and renewals amounted to 173 million euros, mainly due to the acquisition of spectrum in Colombia (compared to 1,704 million euros in 2021, mainly due to the acquisition of spectrum in Brazil and the United Kingdom, and to 126 million euros in 2020). In the event that the licenses mentioned above are renewed or new spectrum is acquired, it would involve additional investments by Telefónica.

Further information on certain key regulatory matters affecting the Telefónica Group and the concessions and licenses of the Telefónica Group can be found in Appendix VI of the Consolidated Financial Statements.

Telefónica could be affected by disruptions in the supply chain or international trade restrictions, or by the dependency on its suppliers.

The existence of critical suppliers in Telefónica's supply chain, especially in areas such as network infrastructure, information systems or handsets with a high concentration in a small number of suppliers, poses risks that may affect Telefónica's operations. In the event that a participant in the supply chain engages in practices that do not meet acceptable standards or does not meet Telefónica's performance expectations (including delays in the completion of projects or deliveries, poor-quality execution, cost deviations or reduced output due to the suppliers own stock shortfalls), this may harm Telefónica's reputation, or otherwise adversely affect its business, financial condition, results of operations and/or cash flows. Further, in certain countries, Telefónica may be exposed to labor contingencies in connection with the employees of such suppliers.

As of December 31, 2022, the Group depended on three handset suppliers (none of them located in China) and seven network infrastructure suppliers (two of them located in China), which, together, accounted for 81% and 80%, respectively, of the aggregate value of contracts awarded in the year ended December 31, 2022 to handset suppliers and network infrastructure suppliers, respectively. One of the handset suppliers represented 40% of the aggregate value of contracts awarded in the year ended December 31, 2022 to handset suppliers.

If suppliers cannot supply their products to the Telefónica Group within the agreed deadlines or such products and services do not meet the Group's requirements, this could hinder the deployment and expansion plans of the network. This could in certain cases affect Telefónica's compliance with the terms and conditions of the licenses under which it operates, or otherwise adversely affect the business and operating results of the Telefónica Group. In addition, the possible adoption of new protectionist measures in certain parts of the world, including as a result of trade tensions between the United States and China, and/or the adoption of lockdown or other restrictive measures as a result of the COVID-19 pandemic or any other crisis or pandemic, as well as those derived from geopolitical tensions such as the current war in Ukraine, could disrupt global supply chains or may have an adverse impact on certain of Telefónica's suppliers and other players in the industry. The semiconductor industry in particular is facing various challenges, as a result mainly of supply problems at a global level, which in turn is affecting multiple sectors (including technology) through delivery delays and price increases, which could affect the Telefónica Group or others who are relevant to its business, including its customers, suppliers and partners. During 2020, 2021 and 2022 a specific monitoring has been carried out and action plans have been developed by the Group with respect to the supply chain challenges resulting from the COVID-19 pandemic, the armed conflict in Ukraine as well as the potential discontinuation of use of some suppliers as a result of tensions between the United States and China.

The imposition of trade restrictions and any disruptions in the supply chain, such as those related to international transport, could result in higher costs and lower margins or affect the ability of the Telefónica Group to offer its products and services and could adversely affect the Group's business, financial condition, results of operations and/or cash flows.

Telefónica operates in a sector characterized by rapid technological changes and it may not be able to anticipate or adapt to such changes or select the right investments to make.

The pace of innovation and Telefónica's ability to keep up with its competitors is a critical issue in a sector so affected by technology such as telecommunications. In this sense, significant additional investments will be needed in new high-capacity network infrastructures to enable Telefónica to offer the features that new services will demand, through the development of technologies such as 5G or fiber.

New products and technologies are constantly emerging that can render products and services offered by the Telefónica Group, as well as its technology, obsolete. In addition, the explosion of the digital market and the entrance of new players in the communications market, such as mobile network virtual operators ("MNVOs"), internet companies, technology companies or device manufacturers, could result in a loss of value for certain of the Group's assets, affect the generation of revenues, or otherwise cause Telefónica to have to update its business model. In this respect, revenues from traditional voice businesses are shrinking, while new sources of revenues are increasingly derived from connectivity and digital services. Examples of these services include video, Internet of Things (IoT), cybersecurity, big data and cloud services.

One of the technologies currently being developed by telecommunications operators, including Telefónica (in Spain and Latin America), is the new FTTx type networks which allow the offering of broadband accesses over fiber optics with high performance. However, the deployment of such networks, in which the copper of the access loop is totally or partially replaced by fiber, requires high levels of investment. As of December 31, 2022, in Spain, fiber coverage reached 28.0 million premises. There is a growing demand for the services that these new networks can offer to the end customer. However, the high levels of investment required by these networks result in the need to continuously consider the expected return on investment, and no assurance can be given that these investments will be profitable.

In addition, the ability of the Telefónica Group's IT systems (operational and backup) to adequately support and evolve to respond to Telefónica's operating requirements is a key factor to consider in the commercial development, customer satisfaction and business efficiency of the Telefónica Group. While automation and other digital processes may lead to significant cost savings and efficiency gains, there are also significant risks associated with such transformation processes. Any failure by the Telefónica Group to develop or implement IT systems that adequately support and respond to the Group's evolving operating requirements could have an adverse effect on the Group's business, financial condition, results of operations and/or cash flows.

The changes outlined above force Telefónica to continuously invest in the development of new products, technology and services to continue to compete effectively with current or future competitors. Any such investment may reduce the Group's profit and margins and may not lead to the development or commercialization of successful new products or services. To contextualize the Group's total research and development effort, the total expenditure in 2022 was 656 million euros (835 million euros in 2021, with the year-on-year change being impacted by deconsolidation of the entities that comprised our former Telefónica United Kingdom segment in June 2021, and 959 million euros in 2020) representing 1.6% of the Group's revenues (2.1% and 2.2% in 2021 and 2020, respectively). These figures have been calculated using the guidelines established in the Organization for Economic Co-operation and Development ("OECD") manual.

If Telefónica is not able to anticipate and adapt to the technological changes and trends in the sector, or to properly select the investments to be made, this could negatively affect the Group's business, financial condition, results of operations and/or cash flows.

The Telefónica Group's strategy, which is focused on driving new digital businesses and providing data-based services, involves exposure to risks and uncertainties arising from data privacy regulation.

The Telefónica Group's commercial portfolio includes products and/or services which are based on the use, standardization and analysis of data, as well as the deployment of advanced networks and the promotion of new technologies related to Big Data, cloud computing, cybersecurity, Artificial Intelligence and IoT.

The large amount of information and data that is processed throughout the Group (related to approximately 383.1 million accesses associated with telecommunications services, digital products and services and Pay TV as of December 31, 2022 and an average number of employees of 102,563 in 2022), increases the challenges of complying with privacy regulations. Moreover, there is a risk that measures adopted in response to these regulations may stifle innovation. Conversely, the Group's efforts to promote innovation may result in potential increased compliance privacy risks and, where applicable, costs.

Telefónica is subject to Regulation (EU) 2016/679 of the European Parliament and Council of April 2016, on the protection of natural persons with regard to the processing of personal data and on the free movement of such data ("GDPR"), whose content has become the common standard for all countries where the Telefónica Group operates. In addition, progress continues to be made on the proposal for a future European regulation concerning the respect for privacy and protection of personal data in electronic communications ("e-Privacy

Regulation"), which would repeal Directive 2002/58/EC. If approved, this proposal could establish additional and more restrictive rules than those established in the GDPR, with the consequent increase in the risks and costs that this could entail for Telefónica.

Moreover, considering that the Telefónica Group operates its business on a global scale, it frequently carries out international data transfers concerning its customers, users, suppliers, employees and other data subjects to countries outside the EEA that have not been declared to have an adequate level of data protection by the European Commission, either directly or through third parties. In this context, it is particularly relevant to have the necessary controls in place to ensure that such international data transfers are carried out in accordance with the GDPR, in an environment marked by uncertainty on this issue as to the adequate and effective measures to mitigate such risks.

One of the relevant contractual measures to ensure the lawfulness of international data transfers to any country outside the EEA not found by the European Commission to have an adequate level of data protection, is the signing, between the data importer and the data exporter, of the new standard contractual clauses ("SCC") approved by the European Commission according to Implementing Decision (EU) 2021/914 of June 4, 2021. These new SCC, which entered into force on June 27, 2021, repeal the old SCC and include a modular set of clauses for their application according to the data processing role of both the exporter and the importer. Furthermore, the entry into force of the new SCC obliges companies that are going to use them for their transfers to assess and adopt additional measures deemed appropriate for the due protection of the data transferred to the third country. This is because SCC, in general, according to the Court of Justice of the European Union (CJEU), are not sufficient for this purpose, as the public authorities of the third country, in accordance with their local regulations, may have the power to access or request access to the data transferred. The additional measures to be adopted are mainly technical such as data encryption and derive in particular from the impact analysis of each transfer and the country of destination, all following the guidelines issued by the European Data Protection Board in its Recommendations 01/2020. Furthermore, the adoption of the new SCC by the European Commission as the main legal tool for transfers, obliges companies to replace the old SCC, as the old SCC ceased to be legally valid at the end of 2022 in accordance with the aforementioned Implementing Decision. The implementation of the new SCC and their module structure and dispositive parts, which need to be negotiated between data exporters and importers, the obligation to assess and analyze each international transfer, the changing nature of the local regulations of the countries of destination, as well as the obligation to renew all agreements that include the old SCC, pose a challenge for the Group and, with it, a potential risk of non-compliance in the performance of international data transfers in accordance with the GDPR.

With regard to the international data transfer to the United States of America, on October 7, 2022, the U.S. President signed an executive order directing the steps that the United States will take to implement the U.S. commitments to improve the European Union–U.S. Data Privacy Framework in light of the judgment of the CJEU C-311/18. In connection with this U.S. initiative, the European Commission published in December 2022 a draft adequacy decision that would facilitate the transfer of data to the United States of America, which, like its predecessors, the International Safe Harbor Privacy Principles and the EU-U.S. Privacy Shield, is based on a self-regulatory approach, whereby U.S. companies that undertake to comply with the principles set out in the Privacy Framework will be able to self-certify as "adequate undertakings". They will thus be able to import data from the EU to the U.S. if they commit to providing an adequate level of protection to the data transferred.

While this represents an improvement in the regulatory landscape for international data transfers and the risks associated with them, the approval of this new adequacy decision for the United States is subject to the non-binding review by the European Data Protection Committee and the Civil Liberties Committee of the European Parliament, as well as the mandatory and binding approval by the Member States in the Council, which is not expected to occur until mid-2023.

In addition, the United Kingdom's exit from the European Union on January 1, 2021 means that the Group must monitor how its operations and business in the United Kingdom are affected in terms of applicable privacy regulations and, specifically, the flow of data to and from the United Kingdom. The European Commission declared the United Kingdom as a country with an adequate level of data protection according to the Adequacy Decision of June 28, 2021. Accordingly, entities that transfer data between both territories will not be required to adopt additional tools or measures for international transfers. The Adequacy Decision establishes an initial period of validity of four years, which may be extended only if the United Kingdom demonstrates that it continues to ensure an adequate level of data protection. In this regard, since European Union regulations no longer apply in the United Kingdom, the UK government has published a draft reform of its local privacy and data protection regulations in June 2022, which, if it finally passes through parliamentary procedures and is approved, aims to update these regulations to address new technological challenges and business opportunities in the use of data. The result and approval of this amendment could impact the Telefónica Group's business in the United Kingdom and the aforementioned international data transfers to and from the United Kingdom, either because additional regulatory restrictions or impositions are imposed that reduce the capacity for innovation and the development of new services and products, or because the European

Union authorities consider that the United Kingdom is no longer a country with an adequate level of data protection, in which case the Telefónica Group may face similar challenges and risks as it is currently facing with respect to data transfers to the United States or other territories not declared as having an adequate level of protection.

In Latin America, Law No. 13,709 in Brazil imposes standards and obligations similar to those required by the GDPR, including a sanctioning regime which is in force from August 2021, with fines for non-compliance of up to 2% of the Group's income in Brazil in the last financial year subject to a limit of 50 million Brazilian reais (approximately 9.1 million euros based on the exchange rate as of December 31, 2022) per infraction which may increase compliance risks and costs. In addition, in 2022 the Brazilian data protection authority, Autoridade Nacional de Proteção de Dados (ANPD), became an independent agency not linked to the presidency of the Republic, thus providing it with additional autonomy to develop its control and supervision functions.

Furthermore, in Ecuador, the Organic Law on Data Protection has entered into force, aligned with the principles of the European GDPR, although the effectiveness of the sanctioning regime is postponed for a two-year adaptation period which ends in 2023. In addition, Argentina has ratified Convention 108+, which is an international treaty of the Council of Europe which is open to accession by any state outside Europe, and which regulates the protection of the rights of individuals with regard to the automated processing of their data, in a very similar way to the protection granted by virtue of the GDPR. Likewise, in Chile and other territories in the region where Telefónica operates, there are regulatory proposals to bring regulation more in line with the provisions set forth in the GDPR, which may increase compliance risks and costs.

Data privacy protection requires careful design of products and services, as well as robust internal procedures and rules that can be adapted to regulatory changes where necessary, all of which entails compliance risk. Failure to maintain adequate data security and to comply with any relevant legal requirements could result in the imposition of significant penalties, damage to the Group's reputation and the loss of trust of customers and users.

Telefónica's reputation depends to a large extent on the digital trust it is able to generate among its customers and other stakeholders. In this regard, in addition to any reputational consequences, it is important to note that, in the European Union, very serious breaches of the GDPR may entail the imposition of administrative fines of up to the larger of 20 million euros or 4% of the infringing company's overall total annual revenue for the previous financial year. Furthermore, once it is approved, the e-Privacy Regulation may set forth sanctions for breaches of it similar to those provided for in the GDPR.

Any of the foregoing could have an adverse effect on the business, financial condition, results of operations and/or cash flows of the Group.

Telefónica may not anticipate or adapt in a timely manner to changing customer demands and/or new ethical or social standards, which could adversely affect Telefónica's business and reputation.

To maintain and improve its position in the market vis-à-vis its competitors, it is vital that Telefónica: (i) anticipates and adapts to the evolving needs and demands of its customers, and (ii) avoids commercial or other actions or policies that may generate a negative perception of the Group or the products and services it offers, or that may have or be perceived to have a negative social impact. In addition to harming Telefónica's reputation, such actions could also result in fines and sanctions.

In order to respond to changing customer demands, Telefónica needs to adapt both (i) its communication networks and (ii) its offering of digital services.

The networks, which had historically focused on voice transmission, are evolving into increasingly flexible, dynamic and secure data networks, replacing, for example, old copper telecommunications networks with new technologies such as fiber optics, which facilitate the absorption of the exponential growth in the volume of data demanded by the Group's customers.

In relation to digital services, customers require an increasingly digital and personalized experience, as well as a continuous evolution of the Group's product and service offering. In this sense, new services such as "Smart Wi-Fi", "Connected Car", "Smart Cities", "Smart Agriculture" and "Smart Metering" which facilitate certain aspects of the Group's customers' digital lives, are being developed. Furthermore, new solutions for greater automation in commercial services and in the provision of the Group's services are being developed, through new apps and online platforms that facilitate access to services and content, such as new video platforms that offer both traditional Pay TV, video on demand or multi-device access. However, there can be no assurance that these and other efforts will be successful. For example, if streaming television services, such as Netflix or others, become the principal way television is consumed to the detriment of the Group's Pay TV service, the Group's revenues and margins could be affected.

In the development of all these initiatives it is also necessary to take into account several factors: firstly, there is a growing social and regulatory demand for companies to behave in a socially responsible manner, and, in addition, the Group's customers are increasingly interacting through online communication channels, such as social networks, in which they express this demand. Telefónica's ability to attract and retain clients depends on their perceptions regarding the Group's reputation and behavior. The risks associated with potential damage

to a brand's reputation have become more relevant, especially due to the impact that the publication of news through social networks can have.

If Telefónica is not able to anticipate or adapt to the evolving needs and demands of its customers or avoid inappropriate actions, its reputation could be adversely affected, or it could otherwise have an adverse effect on the business, financial condition, results of operations and/or cash flows of the Group.

Operational Risks

Information technology is key to the Group's business and is subject to cybersecurity risks.
The risks derived from cybersecurity are among the Group's most relevant risks due to the importance of information technology to its ability to successfully conduct operations. Despite advances in the modernization of the network and the replacement of legacy systems in need of technological renewal, the Group operates in an environment increasingly prone to cyber-threats and all of its products and services are intrinsically dependent on information technology systems and platforms that are susceptible to cyberattacks. Successful cyberattacks could prevent the effective provision, operation and commercialization of products and services in addition to affecting their use by customers. Therefore, it is necessary to continue to identify and remedy any technical vulnerabilities and weaknesses in the Group's operating processes, as well as to strengthen its capabilities to detect, react and recover from incidents. This includes the need to strengthen security controls in the supply chain (for example, by focusing on the security measures adopted by the Group's providers and other third parties), as well as to ensure the security of the services in the cloud.

Telecommunications companies worldwide face continuously increasing cybersecurity threats as businesses become increasingly digital and dependent on telecommunications, computer networks and cloud computing technologies. As a result of the circumstances brought by the COVID pandemic, remote access and teleworking of employees and collaborators has spread and is now a common practice, increasing the use of cloud services; thus, the risks associated with their use, and forcing companies to review the security controls beyond the perimeter of the corporate network. Further, the Telefónica Group is aware of the possible cybersecurity risks arising from the conflict in Ukraine, monitoring cyberattacks that may affect our infrastructure, and maintaining contact with national and international organizations to obtain cyberintelligence information, without having so far detected a significant increase in attacks in our perimeter compared to other previous periods, though this may change in the future. Cybersecurity threats may include gaining unauthorized access to the Group's systems or propagating computer viruses or malicious software, to misappropriate sensitive information like customer data or disrupt the Group's operations. In addition, traditional security threats, such as theft of laptop computers, data devices and mobile phones may also affect the Group along with the possibility that the Group's employees or other persons may have access to the Group's systems and leak data and/or take actions that affect the Group's networks or otherwise adversely affect the Group or its ability to adequately process internal information or result in regulatory penalties.

In particular, in the past three years, the Group has suffered several cybersecurity incidents. Attacks during this period include (i) intrusion attempts (direct or phishing), exploitation of vulnerabilities and corporate credentials being compromised; (ii) Distributed Denial of Service (DDoS) attacks, using massive volumes of Internet traffic that saturate the service; and (iii) exploitation of vulnerabilities to carry out fraud through online channels, usually through the subscription of services without paying for them. None of these incidents had material consequences for the Telefónica Group, but this may change in the future.

Although Telefónica seeks to manage these risks by adopting technical and organizational measures as defined in its digital security strategy, such as the use of early vulnerabilities detection, access control, log review of critical systems and network segregation, as well as the deployment of firewalls, intrusion-prevention systems, virus scanners and backup systems, it can provide no assurance that such measures are sufficient to avoid or fully mitigate such incidents. Therefore, the Telefónica Group has insurance policies in place, which could cover, subject to the policies terms, conditions, exclusions, limits and sublimits of indemnity, and applicable deductibles, certain losses arising out of these types of incidents. To date, the insurance policies in place have covered some incidents of this nature, however due to the potential severity and uncertainty about the evolution of the aforementioned events, these policies may not be sufficient to cover all possible losses arising out of these risks.

Climate change, natural disasters and other factors beyond the Group's control may result in physical damage to our technical infrastructure that may cause unanticipated network or service interruptions or quality loss or otherwise affect the Group's business.
Climate change, natural disasters and other factors beyond the Group's control, such as system failures, lack of electric supply, network failures, hardware or software failures, theft of network elements or cyber-attacks can damage our infrastructure and affect the quality of, or cause interruption to, the provision of the services of the Telefónica Group.
Further, changes in temperature and precipitation patterns associated with climate change may increase the energy consumption of telecommunications

networks or cause service disruption due to extreme temperature waves, floods or extreme weather events. These changes may cause increases in the price of electricity due to, for example, reduction in hydraulic generation as a result of recurrent droughts. Further, as a result of global commitments to tackle climate change, new carbon dioxide taxes may be imposed and could affect, directly or indirectly, Telefónica, and may have a negative impact on the Group's operations results. Telefónica analyses these risks in accordance with the recommendations of the Task Force on Climate-Related Financial Disclosures ("TCFD").

Network or service interruptions or quality loss or climate-related risks could cause customer dissatisfaction, a reduction in revenues and traffic, the realization of expensive repairs, the imposition of sanctions or other measures by regulatory bodies, and damage to the image and reputation of the Telefónica Group, or could otherwise have an adverse effect on the business, financial condition, results of operations and/or cash flows of the Group.

Financial Risks

Worsening of the economic and political environment could negatively affect Telefónica's business.

Telefónica's international presence enables the diversification of its activities across countries and regions, but it exposes Telefónica to diverse legislation, as well as to the political and economic environments of the countries in which it operates. Any adverse developments in this regard, including inflationary pressures, rapid normalization of monetary policy, exchange rate or sovereign-risk fluctuations, as well as growing geopolitical tensions, may adversely affect Telefónica's business, financial position, debt management, cash flows and results of operations and/or the performance of some or all of the Group's financial indicators.

Russia's invasion of Ukraine opened a period that has been characterized by extraordinary uncertainty and the simultaneous concurrence of multiple negative shocks. Inflationary pressures, arising from bottlenecks associated with the rapid recovery from the pandemic, have been exacerbated by two phenomena that are closely related to the Russian invasion; i) the largest energy crisis since 1970s (17.7% of GDP spent on energy in 2022 vs. 10.2% in 2019 in OECD countries) and ii) the highest increase in world food prices in recent history, resulting in inflation rates not seen in the last 40 years. The persistence of shocks led inflationary pressures to become more broad-based, with higher costs increasingly being passed through to the final prices of other goods and services, leading to strong response from central banks (interest rate hikes and liquidity withdrawal) and a significant loss of consumer purchasing power. Further, it is likely that the transmission of past increases in energy prices and other imported goods to final prices has not yet been completed, which will continue to put some upward pressure in the short term. These inflationary pressures have also been contributed to by the increasing wage demands that have been observed at the international level, reflecting both the strength of labor markets, especially those of the main developed economies, and the prevalence (although to a lesser extent than in the past) of wage indexation mechanisms. Moreover, there is a risk that global liquidity reduction and high interest rates could generate greater financial volatility leading to episodes of stress, such as those observed in the United Kingdom, especially if inflation turns out to be more persistent than previously expected. Also, premature monetary easing by central banks could lead to inflationary rebound that could generate a new period of stagflation as in the 1970s. Going forward, elements that could worsen the effects of the current situation include the escalation of the armed conflict and potential disruptions to energy supply and possible further increases in commodity prices, with a potential de-anchoring of inflation expectations and higher-than-expected wage demands, prolonging and amplifying the inflation-recession scenario. As a result of the above, economic growth is expected to decelerate further in the near term, with a significant risk of recession in many parts of the world.

So far, the main European countries where the Group operates have been affected through the price channel (higher commodity prices, intermediate inputs and salary costs, among others), as their trade and financial exposure is limited. However, in Europe there is concern about the energy situation for both this and next winter if climate conditions worsen in the face of a possible gas shortage. Latin America could be affected by lower external demand associated with slower global growth, deteriorating terms of trade and tighter financial conditions.

As of December 31, 2022, the contribution of each segment to Telefónica Group's total assets was as follows: Telefónica Spain 25.5% (22.9% as of December 31, 2021), VMO2 9.8 % (11.1% as of December 31, 2021), Telefónica Germany 17.5% (18.3 % as of December 31, 2021), Telefónica Brazil 22.7% (19.7% as of December 31, 2021) and Telefónica Hispam 14.5% (14.3% as of December 31, 2021). Part of the Group's assets are located in countries that do not have an investment grade credit rating (in order of importance, Brazil, Argentina, Ecuador and Venezuela). Likewise, Venezuela and Argentina are considered countries with hyperinflationary economies in 2022 and 2021.

The main risks are detailed by geography below:

In Europe, there are several risks of an economic and political nature. First, the development of the armed conflict between Russia and Ukraine constitutes the main risk factor on growth and inflation prospects. Any worsening of the supply of gas, oil or food (such as the

total shutdown of flows from Russia) would have a negative impact on their prices with a consequent impact on disposable income. In the medium term, this could lead to a stronger pass-through to final consumer prices, which could result in higher-than-expected wage increases, a persistent rise in inflation expectations and an even tighter monetary policy. All of the above would be added to the economic risks existing prior to the conflict, such as the consequences of an increase in the cost of financing conditions, both for the private and public sectors (more accelerated than expected a few months ago) which could trigger episodes of financial stress. Finally, there is a risk of financial fragmentation in the transmission of monetary policy in the Eurozone, which means that interest rates may react differently in different countries across the Eurozone, leading to differences in the yields of bonds issued by peripheral countries (such as Spain) and those issued by central countries, which would make access to credit more difficult for the former.

- *Spain*: there are several local sources of risks. One of them stems from the risk that supply disruptions will have a more persistent negative economic impact than expected, and high commodity prices and/or the emergence of second round effects, prolonging the inflationary episode with a deeper impact on household income. Secondly, and although the disbursement of European funds (NGEU) appears to be gaining traction, further delays or even designing flaws could limit their final impact on GDP growth and employment. In addition, as one of the most open countries in the world, from a commercial point of view, being among the top ten countries in respect of capital outflows and inflows globally, the rise of protectionism and trade restrictions could have significant implications. Lastly, the impact of rising interest rates could be a source of financial stress due to high public indebtedness and lead to a possible correction in the real estate market.
- *Germany*: in the short term, the main sources of risk relate to the country's energy supply (as 35% of energy came from Russia before the conflict) and the prolongation of bottlenecks in the supply of raw materials and intermediate goods in the manufacturing sector, which could continue to limit the expansion of economic activity. Among the risks associated with energy supply, there is a risk of unusually low temperatures that could lead to higher gas consumption requirements and may affect the ability to secure necessary gas supplies. On the other hand, there is concern that higher-than-expected wage growth could lead to a stronger inflationary cycle. As for the medium to long term, there is a risk that a potential escalation of geopolitical tensions could reduce international trade, with a consequent impact on the country's potential growth, which is dependent on exports. In addition, long-term challenges remain, such as the aging of the population.
- *United Kingdom*: an intensification of inflationary pressures could weigh on consumption and further depress economic growth. In particular, there is a concern that wage growth could lead to a further increase in the prices of goods and services, preventing inflation rates from normalizing as quickly as anticipated. On the other hand, although the UK economy has few direct trade links with Russia and Ukraine, it is vulnerable to developments in the global energy market as it is the second European economy with the largest share of gas in the energy mix. In addition, Britain imports gas and electricity from the European continent during the coldest months, so a confluence of an abnormally cold winter and a cut-off of Russian gas to Europe could lead to energy shortages. On the political front, recent social polarization could detract political capital from the incoming executive, becoming another source of uncertainty in the short to medium term. Finally, the formal exit of the United Kingdom from the European Union on December 31, 2020 (Brexit) has created new barriers to trade in goods and services, mobility and cross-border exchanges, which will entail an economic adjustment in the medium term. Northern Ireland's post-Brexit status and the difficulties associated with the implementation of the Northern Ireland Protocol will continue to be a source of tension.
- In Latin America, the exchange risk is moderate but may increase in the future. The end of electoral events and rapid central bank actions to contain inflation may, at least partially, limit the impact of external risks (global trade tensions, abrupt movements in commodity prices, concerns about global growth, tightening U.S. monetary policy and financial imbalances in China) and internal risks (managing the monetary normalization and the possible underlying fiscal deterioration).
- *Brazil*: fiscal sustainability remains the main domestic risk, especially considering the recent approval of extraordinary spending of ~2% of GDP by 2023. The new administration's initial signals are towards greater economic interventionism, the repeal of the spending cap and the review of the privatization agenda. Political negotiations could be affected by social polarization. Uncertainty now centers on the unknown economic guidelines for the coming years of the new government, including the definition of a new fiscal rule, expenditure increase and the economic reform agenda. Given this context, domestic asset prices, including the exchange rate, continue to show high volatility. In addition, higher fiscal risks have also affected inflation expectations, which have increased since December 2022, remaining above the targets for the monetary policy's relevant horizon (2023 and 2024). In this regard, there is a risk that interest rates will be above the levels expected a few months ago, which would imply a downward bias for GDP growth in 2023.

- Argentina: macroeconomic and exchange rate risks remain high. The main domestic challenges are achieving political consensus to reduce the public deficit and rebuilding international reserves in a context of high inflation, in order to allow the country to meet the targets agreed with the International Monetary Fund. On the external front, a global slowdown resulting in lower demand for exported products and their prices would imply lower hard currency inflows, which would increase vulnerability to volatility in international financial markets. Finally, the application of unorthodox price control measures and increasing foreign exchange restrictions could affect Telefónica's profitability.
- *Chile, Colombia and Peru*: these countries are exposed not only to changes in the global economy, given their vulnerability and exposure to changes in commodity prices, but also to tightening of global financial conditions. On the domestic side, existing political instability and the possibility of further social unrest and the resurgence of populism could have a negative impact in both the short and medium term. In this regard, measures that result in excessive growth in public spending that jeopardize fiscal balance could have a negative impact on sovereign credit ratings, further deteriorating local financing conditions. High inflation threatens to be more persistent than expected, which would limit central banks' ability to respond to an abrupt drop in activity levels and would also increase the risk on financial stability. In political terms, uncertainty prevails both in Chile, due to the new constituent process underway, and in Colombia, due to the impact that the tax and pension reforms promoted by the President may have on private investment. In Peru, political instability could continue despite the installation of the new government due to the lack of support both in chambers and at the grassroots level.

As discussed above, the countries where the Group operates are generally facing significant economic uncertainties and, in some cases, political uncertainties. The worsening of the economic and political environment in any of the countries where Telefónica operates may materially adversely affect the Group's business, financial condition, results of operations and/or cash flows.

The Group has and, in the future, could experience impairment of goodwill, investments accounted for by the equity method, deferred tax assets or other assets.

In accordance with current accounting standards, the Telefónica Group reviews on an annual basis, or more frequently when the circumstances require it, the need to introduce changes to the book value of its goodwill (which as of December 31, 2022, represented 16.8% of the Group's total assets), investments accounted for by the equity method (which represented 10.6% of the Group's total assets as of December 31, 2022), deferred tax assets (which as of December 31, 2022, represented 4.5% of the Group's total assets), or other assets, such as intangible assets (which represented 11.0% of the Group's total assets as of December 31, 2022), and property, plant and equipment (which represented 21.6% of the Group's total assets as of December 31, 2022). In the case of goodwill, the potential loss of value is determined by the analysis of the recoverable value of the cash-generating unit (or group of cash-generating units) to which the goodwill is allocated at the time it is originated, and such calculation requires significant assumptions and judgment. In 2022 impairment losses in other assets of Telefónica Argentina were recognized for a total of 77 million euros. In 2021 impairment losses in the goodwill of Telefónica del Perú were recognized for a total of 393 million euros and in 2020 impairment losses in the goodwill and other assets of Telefónica Argentina were recognized for a total of 894 million euros.

In addition, Telefónica may not be able to realize deferred tax assets on its statement of financial position to offset future taxable income. The recoverability of deferred tax assets depends on the Group's ability to generate taxable income over the period for which the deferred tax assets remain deductible. If Telefónica believes it is unable to utilize its deferred tax assets during the applicable period, it may be required to record an impairment against them resulting in a non-cash charge on the income statement. By way of example, in 2021 deferred tax assets corresponding to the tax Group in Spain amounting to 294 million euros were derecognized (101 million euros in 2020).

Further impairments of goodwill, deferred tax assets or other assets may occur in the future which may materially adversely affect the Group's business, financial condition, results of operations and/or cash flows.

The Group faces risks relating to its levels of financial indebtedness, the Group's ability to finance itself, and its ability to carry out its business plan.

The operation, expansion and improvement of the Telefónica Group's networks, the development and distribution of the Telefónica Group's services and products, the implementation of Telefónica's strategic plan and the development of new technologies, the renewal of licenses and the expansion of the Telefónica Group's business in countries where it operates, may require a substantial amount of financing.

The Telefónica Group is a relevant and frequent issuer of debt in the capital markets. As of December 31, 2022, the Group's gross financial debt amounted to 39,079 million euros (42,295 million euros as of December 31, 2021), and the Group's net financial debt amounted to 26,687 million euros (26,086 million euros as of December 31, 2021). As of December 31, 2022, the average maturity of the debt was 13.1 years (13.6 years as of December 31, 2021), including undrawn committed credit facilities.

A decrease in the liquidity of Telefónica, or a difficulty in refinancing maturing debt or raising new funds as debt or equity could force Telefónica to use resources allocated to investments or other commitments to pay its financial debt, which could have a negative effect on the Group's business, financial condition, results of operations and/or cash flows.

Funding could be more difficult and costly to obtain in the event of a deterioration of conditions in the international or local financial markets due, for example, to monetary policies set by central banks, including increases in interest rates and/or decreases in the supply of credit, increasing global political and commercial uncertainty and oil price instability, or if there is an eventual deterioration in the solvency or operating performance of Telefónica.

As of December 31, 2022, the Group’s gross financial debt scheduled to mature in 2023 amounted to 4,020 million euros, and gross financial debt scheduled to mature in 2024 amounted to 2,010 million euros.

In accordance with its liquidity policy, Telefónica has covered its gross debt maturities for the next 12 months with cash and credit lines available as of December 31, 2022. As of December 31, 2022, the Telefónica Group had undrawn committed credit facilities arranged with banks for an amount of 11,737 million euros (11,434 million euros of which were due to expire in more than 12 months). Liquidity could be affected if market conditions make it difficult to renew undrawn credit lines. As of December 31, 2022, 2.6% of the aggregate undrawn amount under credit lines was scheduled to expire prior to December 31, 2023.

In addition, given the interrelation between economic growth and financial stability, the materialization of any of the economic, political and exchange rate risks referred to above could adversely impact the availability and cost of Telefónica's financing and its liquidity strategy. This in turn could have a negative effect on the Group's business, financial condition, results of operations and/or cash flows.

Finally, any downgrade in the Group’s credit ratings may lead to an increase in the Group's borrowing costs and could also limit its ability to access credit markets.

The Group's financial condition and results of operations may be adversely affected if it does not effectively manage its exposure to interest rates or foreign currency exchange rates.

Interest rate risk arises primarily in connection with changes in interest rates affecting: (i) financial expenses on floating-rate debt (or short-term debt likely to be renewed); (ii) the value of long-term liabilities at fixed interest rates; and (iii) financial expenses and principal payments of inflation-linked financial instruments, considering interest rate risk as the impact of changes in inflation rates.

In nominal terms, as of December 31, 2022, 88% of the Group’s net financial debt had its interest rate set at fixed interest rates for periods of more than one year. The effective cost of interest payments for the last 12 months was 3.86% as of December 31, 2022 compared to 3.77% as of December, 2021. To illustrate the sensitivity of financial expenses to variations in short-term interest rates as of December 31, 2022: (i) a 100 basis point increase in interest rates in all currencies in which Telefónica had a financial position at that date would have led to an increase in financial expenses of 34 million euros, whereas (ii) a 100 basis point decrease in interest rates in all currencies (even if negative rates are reached), would have led to a reduction in financial expenses of 34 million euros. For the preparation of these calculations, a constant position equivalent to the position at that date is assumed of net financial debt.

Exchange rate risk arises primarily from: (i) Telefónica’s international presence, through its investments and businesses in countries that use currencies other than the euro (primarily in Latin America and the United Kingdom); (ii) debt denominated in currencies other than that of the country where the business is conducted or the home country of the company incurring such debt; and (iii) trade receivables or payables in a foreign currency to the currency of the company with which the transaction was registered. According to the Group’s calculations, the impact on results, and specifically on net exchange differences, due to a 10% depreciation of Latin American currencies against the U.S. dollar and a 10% depreciation of the rest of the currencies to which the Group is most exposed, against the euro would result in exchange gains of 11 million euros as of December 31, 2022 and a 10% appreciation of Latin American currencies against the U.S. dollar and a 10% appreciation of the rest of the currencies to which the Group is most exposed, would result in exchange losses of 11 million euros as of December 31, 2022. These calculations have been made assuming a constant currency position with an impact on profit or loss for 2022 taking into account derivative instruments in place.

In 2022, the evolution of exchange rates positively impacted the Group’s results, increasing the year-on-year growth of the Group’s consolidated revenues and OIBDA by an estimated 4.5 percentage points and 3.0 percentage points, respectively, mainly due to the evolution of the Brazilian real (negative impact of 2.3 percentage points and 2.7 percentage points, respectively, in 2021). Furthermore, translation differences as of December 31, 2022 had a positive impact on the Group’s equity of 1,169 million euros (4,088 million euros as of December 31, 2021).

The Telefónica Group uses a variety of strategies to manage this risk including, among others, the use of financial derivatives, which are also exposed to risk, including counterparty risk. The Group's risk management strategies may be ineffective, which could adversely affect the Group's business, financial condition,

results of operations and/or cash flows. If the Group does not effectively manage its exposure to foreign currency exchange rates or interest rates, it may adversely affect its business, financial condition, results of operations and/or cash flows.

Legal and Compliance Risks

Telefónica and Telefónica Group companies are party to lawsuits, antitrust, tax claims and other legal proceedings.
Telefónica and Telefónica Group companies operate in highly regulated sectors and are and may in the future be party to lawsuits, tax claims, antitrust and other legal proceedings in the ordinary course of their businesses, the outcome of which is unpredictable.

The Telefónica Group is subject to regular reviews, tests and audits by tax authorities regarding taxes in the jurisdictions in which it operates and is a party and may be a party to certain judicial tax proceedings. In particular, the Telefónica Group is currently party to certain tax and regulatory proceedings in Brazil, primarily relating to the ICMS (a Brazilian tax on telecommunication services) and the corporate tax.

Telefónica Brazil maintained provisions for tax contingencies amounting to 446 million euros and provisions for regulatory contingencies amounting to 336 million euros as of December 31, 2022. In addition, Telefónica Brazil faces possible tax contingencies for which no provisions are made (see Note 25-Tax Litigation in Telefónica Brazil, to the Consolidated Financial Statements). Further, the Group makes estimates for its tax liabilities that the Group considers reasonable, but if a tax authority disagrees, the Group could face additional tax liability, including interest and penalties. There can be no guarantee that any payments related to such contingencies or in excess of our estimates will not have a significant adverse effect on the Group's business, results of operations, financial condition and/or cash flows. In addition to the most significant litigation indicated above, further details on these matters are provided in Notes 25 and 29 to the Consolidated Financial Statements. The details of the provisions for litigation, tax sanctions and claims can be found in Note 24 of the Consolidated Financial Statements.

Telefónica Group is also party to certain litigation in Peru concerning certain previous years' income taxes in respect of which Telefónica has been notified that the judicial resolutions which resolve the contentious administrative processes are unfavorable to the Group and will require it to pay taxes related to prior years. At the end of the relevant proceedings, the Tax Administration, through an administrative act, will determine the amount of the payment obligation. The estimated impact of the aforementioned judicial resolutions is already provisioned in Telefónica's financial statements, with the total provision as of December 31, 2022 amounting to 3,849 million Peruvian soles (approximately 945 million euros at the exchange rate at such date).

An adverse outcome or settlement in these or other proceedings, present or future, could result in significant costs and may have a material adverse effect on the Group's business, financial condition, results of operations and/or cash flows.

Increased scrutiny and changing expectations from stakeholders, evolving reporting and other legal obligations and compliance with the Company's own goals regarding ESG matters, may expose the Company to various risks.
The Telefónica Group may be unable to adapt to or comply with increasingly demanding expectations from analysts, investors, customers and other stakeholders and new regulatory reporting or other legal requirements related to ESG issues. Further, expectations and requirements may differ from region to region, may be based on diverging calculation or other criteria and may experience material changes as they still are at their emerging phase.

Further, the Group's disclosure of information on its ESG objectives and initiatives in its public reports and other communications (including its emission-related goals) subjects it to the risk that it will fail to achieve these objectives and initiatives.

Although Telefónica is working to comply with new ESG reporting requirements, to achieve its objectives, and to meet the expectations of its stakeholders in these matters, if the Company is unable to meet these expectations, fails to adequately address ESG matters or fails to achieve the reported objectives (including its emission-related goals), the Telefónica Group's reputation, its business, financial position, results of operations and/or cash flows could be materially and adversely affected.

The Telefónica Group is exposed to risks in relation to compliance with anti-corruption laws and regulations and economic sanctions programs.
The Telefónica Group is required to comply with the anti-corruption laws and regulations of the jurisdictions where it conducts operations around the world, including in certain circumstances with laws and regulations having extraterritorial effect such as the U.S. Foreign Corrupt Practices Act of 1977 and the United Kingdom Bribery Act of 2010. The anti-corruption laws generally prohibit, among other conduct, providing anything of value to government officials for the purposes of obtaining or retaining business or securing any improper business advantage or failing to keep accurate books and records and properly account for transactions.

In this sense, due to the nature of its activities, the Telefónica Group is increasingly exposed to this risk,

which increases the likelihood of occurrence. In particular, it is worth noting the continuous interaction with officials and public administrations in several areas, including the institutional and regulatory fronts (as the Telefónica Group carries out a regulated activity in different jurisdictions), the operational front (in the deployment of its network, the Telefónica Group is subject to obtaining multiple activity permits) and the commercial front (the Telefónica Group provides services directly and indirectly to public administrations). Moreover, Telefónica is a multinational group subject to the authority of different regulators and compliance with various regulations, which may be domestic or extraterritorial in scope, civil or criminal, and which may lead to overlapping authority in certain cases. Therefore, it is very difficult to quantify the possible impact of any breach, bearing in mind that such quantification must consider not only the economic amount of sanctions, but also the potential negative impact on the business, reputation and/or brand, or the ability to contract with public administrations.

Additionally, the Telefónica Group's operations may be subject to, or otherwise affected by, economic sanctions programs and other forms of trade restrictions ("sanctions") including those administered by the United Nations, the European Union, the United States, including by the U.S. Treasury Department's Office of Foreign Assets Control and the United Kingdom. The sanctions regulations restrict the Group's business dealings with certain sanctioned countries, territories, individuals and entities and may impose certain trade restrictions, among others, export and/or import trade restrictions to certain good and services. In this context, the provision of services by a multinational telecommunications group, such as the Telefónica Group, directly and indirectly, and in multiple countries, requires the application of a high degree of diligence to prevent the contravention of sanctions (which take various forms, including economic sanctions programs applicable to countries, territories, lists of entities and persons sanctioned or certain trade restrictions). Given the nature of its activity, the Telefónica Group's exposure to these sanctions is particularly noteworthy.

Although the Group has internal policies and procedures designed to ensure compliance with the above mentioned applicable anti-corruption laws and sanctions regulations, there can be no assurance that such policies and procedures will be sufficient or that the Group's employees, directors, officers, partners, agents and service providers will not take actions in violation of the Group's policies and procedures (or, otherwise in violation of the relevant anti-corruption laws and sanctions regulations) for which the Group, its subsidiaries or they may be ultimately held responsible. In this regard, the Group is currently cooperating with governmental authorities (and, where appropriate, conducting the relevant internal investigations) regarding requests for information potentially related, directly or indirectly to possible violations of applicable anti-corruption laws. Telefónica believes that, considering the size of the Group, any potential penalty as a result of matters relating to those specific information requests would not materially affect the Group's financial condition.

Notwithstanding the above, violations of anti-corruption laws and sanctions regulations could lead not only to financial penalties, but also to exclusion from government contracts and the revocation of licenses and authorizations, and could have a material adverse effect on the Group's reputation, or otherwise adversely affect the Group's business, financial condition, results of operations and/or cash flows.

Events after the reporting period

The events regarding the Company that took place between the reporting date and the date of preparation of the accompanying financial statements have been disclosed in note 22.

Annual Corporate Governance Report

See Chapter 4 (Annual Corporate Governance Report) of the 2022 Consolidated Management Report of Telefónica, S.A.

This document is also available in the public registers of the National Securities Market Commission (CNMV).

Annual Report on the Remuneration of the Directors

See Chapter 5 (Annual Report on the Remuneration of the Directors) of the 2022 Consolidated Management Report of Telefónica, S.A.

This document is also available in the public registers of the National Securities Market Commission (CNMV).

PABLO DE CARVAJAL GONZÁLEZ, SECRETARY OF THE BOARD OF DIRECTORS OF TELEFÓNICA, S.A.

I HEREBY CERTIFY

That the Annual Accounts (Balance Sheet, Income Statement, Statement of changes in equity, Statements of cash flow, and Notes) and the Management Report of Telefónica, S.A., corresponding to Fiscal Year 2022, have been approved by resolution of the Board of Directors of the Company validly adopted today.

That, in accordance with the provisions of article 253.2 of the Consolidated Text of the Spanish Corporate Enterprises Act, in accordance with article 37.1.3º of the Commercial Code, the Directors who are members of the Board of Directors of Telefónica, S.A. have signed the said documents on this sheet, the last of the said documents.

February 22, 2023

Secretary of the Board of Directors

Mr. José María Álvarez-Pallete López

Mr. Isidro Fainé Casas

Mr. José María Abril Pérez

Mr. José Javier Echenique Landiríbar

Mr. Ángel Vilá Boix

Mr. Juan Ignacio Cirac Sasturain

Mr. Peter Erskine

Ms. Carmen García de Andrés...

Ms. María Luisa García Blanco

Mr. Peter Löscher

Ms. Verónica Pascual Boé

Mr. Francisco Javier de Paz Mancho

Mr. Francisco José Riberas Mera

Ms. María Rotondo Urcola

Ms. Claudia Sender Ramírez


Telefónica

Consolidated Annual Report 2022



This version of our report is a free translation of the original, which was prepared in Spanish. All possible care has been taken to ensure that the translation is an accurate representation of the original. However, in all matters of interpretation of information, views or opinions, the original language version of our report takes precedence over this translation.

Independent auditor's report on the consolidated annual accounts

To the shareholders of Telefónica, S.A.:

Report on the consolidated annual accounts

Opinion

We have audited the consolidated annual accounts of Telefónica, S.A., (the Parent company) and its subsidiaries composing the Telefónica Group (the Group), which comprise the statement of financial position as at 31 December 2022, and the income statement, statement of comprehensive income, statement of changes in equity, cash flow statement and related notes, all consolidated, for the year then ended.

In our opinion, the accompanying consolidated annual accounts present fairly, in all material respects, the equity and financial position of the Group as at 31 December 2022, as well as its financial performance and cash flows, all consolidated, for the year then ended, in accordance with International Financial Reporting Standards as adopted by the European Union (IFRS-EU) and other provisions of the financial reporting framework applicable in Spain.

Basis for opinion

We conducted our audit in accordance with legislation governing the audit practice in Spain. Our responsibilities under those standards are further described in the *Auditor's responsibilities for the audit of the consolidated annual accounts* section of our report.

We are independent of the Group in accordance with the ethical requirements, including those relating to independence, that are relevant to our audit of the consolidated annual accounts in Spain, in accordance with legislation governing the audit practice. In this regard, we have not rendered services other than those relating to the audit of the accounts, and situations or circumstances have not arisen that, in accordance with the provisions of the aforementioned legislation, have affected our necessary independence such that it has been compromised.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated annual accounts of the current period. These matters were addressed in the context of our audit of the consolidated annual accounts as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

PricewaterhouseCoopers Auditores, S.L., Torre PwC, Pº de la Castellana 259 B, 28046 Madrid, España
Tel.: +34 915 684 400 / +34 902 021 111, Fax: +34 915 685 400, www.pwc.es

R. M. Madrid, hoja 87.250-1, folio 75, tomo 9.267, libro 8.054, sección 3ª
Inscrita en el R.O.A.C. con el número S0242 - CIF: B-79 031290





Key audit matters	How our audit addressed the key audit matters
Goodwill valuation	
As described in notes 3 and 7 to the consolidated annual accounts, the Group's consolidated goodwill balance amount to €18,471 million at 31 December 2022. To assess if there is an impairment in the goodwill, to which the cash-generating units relates, management conducts an impairment test at least annually or more frequently if events or circumstances indicate the carrying value may not be fully recoverable. Management calculates the recoverable amount of each cash-generating units as the higher of fair value less cost to sell and value in use. In determining value in use, the projected cash flows are based on the strategic plans approved by the Board of Directors covering a three-year period including the closing year. Management´s cash flows projections involved significant judgements when considering significant assumptions such as revenue growth, long-term OIBDA margin, long-term capital expenditure ratio, discount rates and perpetuity growth rates which would be significantly affected by the future trends in the economy and the competitive, regulatory and technological environment in each of the countries in which the Telefónica Group operates. We identify this matter as a key audit matter due to the significant judgements made by management when estimating the significant assumptions that supports the recoverable amounts of the cash-generating units which in turn led to a high degree of auditor judgement and audit effort in evaluating these assumptions.	We have performed audit procedures on the process followed by the directors and management to determine the recoverable amount of the cash-generating units, including: • Understanding of the control environment, assessment and testing of the relevant controls over the process for assessing goodwill impairment to determine the recoverable amount of the cash-generating units. • Verification of the consistency of the data used in the calculation of the recoverable amount with respect to the strategic plans approved by the Board of Directors. • Evaluation of the cash flow discount model used, for which we have had the collaboration of our valuation experts. • Analysis of the degree of budget achievement with respect to the strategic plan approved in the previous year, as well as historical achievement. • Assessment of the significant assumptions employed to determine the recoverable amount, questioning their reasonableness and consistency with available external information. We have had the collaboration of our valuation experts in evaluating the discount rates and perpetual growth rates considered by management. • Sensitivity analysis over significant assumptions and disclosures in the consolidated annual accounts in accordance with the applicable accounting standards. Based on the procedures performed, we consider management's assessment to be reasonable and its conclusions on the valuation of goodwill are consistent with the information contained in the accompanying consolidated annual accounts.





Key audit matters	How our audit addressed the key audit matters

Revenue recognition (Unbilled revenue)

Telefónica Group revenues come mainly from the sale of products and the provision of various telecommunications services.

Group's revenue recognition relies significantly on its information systems and technological structure, which includes a large number of systems used in the Group Companies' operations. For those revenues which revenue billing cycle does not align with the account closing date, management must use estimates to determine the amount to be recognized for services rendered and not yet billed at the year-end. These estimates are based on data from different sources and revenue streams processed by the information systems, and historical information. The amount of unbilled revenue at December 31, 2022 amounts to 2,495 million euros.

We identify this matter as a key audit matter due to the complexity of the process used by management for estimating recognized revenue rendered and not yet billed, given the diversity of data sources, revenue streams and the number of systems involved. This in turn led to a high degree of auditor judgement and effort in designing and performing audit procedures.

See notes 3 and 14 to the accompanying consolidated annual accounts.

We have performed audit procedures, assisted by our process and IT system specialists, on the revenue recognition process, including:

- Understanding of the control environment, assessment and testing the relevant controls over the process and the IT general controls over the main systems involved in the process.
- Assessing the reasonableness of the criteria employed by management to estimate revenue rendered and not yet billed and the accuracy and completeness of the data used in the estimation.
- Testing billings completed following the year-end to assess the consistency with the estimates made, using sampling techniques.

Based on the procedures performed, we consider management's estimates to be reasonable as regards the recognition of revenue from sales and provisions of services rendered and not yet billed at the year end.

Provisions and contingent liabilities for tax and regulatory proceedings in Telefonica Brazil

As described in notes 3, 24 and 25 to the consolidated annual accounts, the Group has recorded liabilities related to income tax, and provisions for other taxes and regulatory contingencies in Telefonica Brazil amounting to 19 million euros, 446 million euros and 336 million euros, respectively. The Group recognizes provisions related to litigation for which management considers that the loss is probable and the amount of the loss has been reliably estimated and when it considers that it is not probable that the tax authority will accept the uncertain tax treatment.

We have performed audit procedures assisted by our experts in tax and regulatory matters over the process followed by the Telefónica Group to identify and assess lawsuits and claims in Telefonica Brazil, including:

- Understanding of the control environment, assessment and testing relevant internal controls related to the identification and recognition.



Key audit matters	How our audit addressed the key audit matters
The Group discloses in notes 24 and 25 contingencies of Telefonica Brazil when management concludes no loss is probable but it is reasonably possible that a loss may be incurred, or the loss being probable, not can be estimated reliably, and for income tax pending litigations, when is probable that the taxation authority will accept the uncertain tax treatment. At 31 December 2022, the amount of contingent liabilities related to income tax, other taxes and regulatory procedures amounts to 5,346 million euros, 6,009 million euros and 1,049 million euros, respectively. We identify this matter as a key audit matter due the significant judgements made by management when assessing the amount and the likelihood of a loss being incurred in Telefonica Brazil. This in turn led to a high degree of auditor judgement and effort in evaluating management´s judgements in the estimation of the loss contingencies related to tax and regulatory contingencies in Telefonica Brazil.	• Obtaining and evaluating the responses to our letters of audit inquiry with internal and external legal counsels of Telefónica Brazil. • Evaluating the reasonableness of management's assessment regarding whether an unfavourable outcome is reasonably possible or probable and reasonably estimable. • Evaluation of the adequacy of the contingencies disclosures in the consolidated annual accounts. Based on the procedures performed, we consider management's estimates to be reasonable and consistent with the information contained in the accompanying consolidated annual accounts in relation to the provisions and contingent liabilities for tax and regulatory litigation in Telefonica Brazil
Valuation of the investment in VMED O2 UK Ltd As indicated in notes 2, 3 and 10 of the consolidated annual accounts, at 31 December 2022, the amount of the equity method investment of VMED O2 UK Ltd amounts to 10,779 million euros. Management performs an investment impairment assessment when there is objective evidence indicating that the cost of the investment may not be recoverable, including significant changes with an adverse effect that have taken place in the market or economic environment in which VMED O2 UK Ltd operates and indicates that the investment may not be recoverable. The determination of the recoverable value of the investment by calculating the value in use requires a high degree of judgment in the estimation of significant assumptions such as revenue growth, the long-term EBITDA margin, the long-term investment ratio, the discount rate and the perpetuity growth rate.	We have performed audit procedures on the process carried out by the management for the valuation of the investment in VMED O2 UK Ltd, including: • Understanding of the control environment, assessment and testing of the relevant controls over the valuation of the VMED 02 UK Ltd equity method investment. • Verification of the consistency of the data used in the calculation of the value in use with the projections of VMED O2 UK Ltd. • Evaluation of the discounted cash flow model of used, for which we have had the collaboration of our valuation experts.



Key audit matters	How our audit addressed the key audit matters
This is a key matter in our audit due to the significant judgments made by management when estimating the significant assumptions that supports the recoverable value of the investment in VMED O2 UK Ltd, which in turn led a high degree of auditor judgement and effort in evaluating those assumptions.	• Evaluation of the signficant assumptions used to determine the recoverable value, questioning their reasonableness and consistency with available external information. We have had the collaboration of our valuation experts in evaluating the discount rate and the perpetuity growth rate considered by management. • Evaluation of the sensitivity analysis performed by management on the key assumptions and the disclosures in the consolidated annual accounts in accordance with the applicable accounting standards. Based on the procedures performed, we consider management's assessment to be reasonable and its conclusions on the valuation of the investment in VMED O2 UK Ltd are consistent with the information contained in the accompanying consolidated annual accounts.

Other information: Consolidated management report

Other information comprises only the consolidated management report for the 2022 financial year, the formulation of which is the responsibility of the Parent company's directors and does not form an integral part of the consolidated annual accounts.

Our audit opinion on the consolidated annual accounts does not cover the consolidated management report. Our responsibility regarding the consolidated management report, in accordance with legislation governing the audit practice, is to:

a) Verify only that the consolidated statement of non-financial information, certain information included in the Annual Corporate Governance Report and the Annual Report on Remuneration of the Directors, as referred to in the Auditing Act, has been provided in the manner required by applicable legislation and, if not, we are obliged to disclose that fact.

b) Evaluate and report on the consistency between the rest of the information included in the consolidated management report and the consolidated annual accounts as a result of our knowledge of the Group obtained during the audit of the aforementioned financial statements, as well as to evaluate and report on whether the content and presentation of this part of the consolidated management report is in accordance with applicable regulations. If, based on the work we have performed, we conclude that material misstatements exist, we are required to report that fact.

On the basis of the work performed, as described above, we have verified that the information mentioned in section a) above has been provided in the manner required by applicable legislation and that the rest of the information contained in the consolidated management report is consistent with that contained in the consolidated annual accounts for the 2022 financial year, and its content and presentation are in accordance with applicable regulations.





Responsibility of the directors and the audit and control committee for the consolidated annual accounts

The Parent company's directors are responsible for the preparation of the accompanying consolidated annual accounts, such that they fairly present the consolidated equity, financial position and financial performance of the Group, in accordance with IFRS-EU and other provisions of the financial reporting framework applicable to the Group in Spain, and for such internal control as the aforementioned directors determine is necessary to enable the preparation of consolidated annual accounts that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated annual accounts, the Parent company's directors are responsible for assessing the Group's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the aforementioned directors either intend to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

The Parent company's audit and control committee is responsible for overseeing the process of preparation and presentation of the consolidated annual accounts.

Auditor's responsibilities for the audit of the consolidated annual accounts

Our objectives are to obtain reasonable assurance about whether the consolidated annual accounts as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion.

Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with legislation governing the audit practice in Spain will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated annual accounts.

As part of an audit in accordance with legislation governing the audit practice in Spain, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the consolidated annual accounts, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control.

- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Parent company's directors.

- Conclude on the appropriateness of the Parent company's directors' use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated annual accounts or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Group to cease to continue as a going concern.





- Evaluate the overall presentation, structure and content of the consolidated annual accounts, including the disclosures, and whether the consolidated annual accounts represent the underlying transactions and events in a manner that achieves fair presentation.

- Obtain sufficient and appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated annual accounts. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with the Parent company's audit and control committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the Parent company's audit and control committee with a statement that we have complied with relevant ethical requirements, including those relating to independence, and we communicate with the aforementioned those matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with the Parent company's audit and control committee, we determine those matters that were of most significance in the audit of the consolidated annual accounts of the current period and are therefore the key audit matters.

We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter.

Report on other legal and regulatory requirements

European single electronic format

We have examined the digital files of the European single electronic format (ESEF) of Telefónica, S.A. and its subsidiaries composing the Telefónica Group for the 2022 financial year that comprise an XHTML file which includes the consolidated annual accounts for the financial year and XBRL files with tagging performed by the entity, which will form part of the annual financial report.

The directors of Telefónica, S.A. are responsible for presenting the annual financial report for 2022 financial year in accordance with the formatting and markup requirements established in the Delegated Regulation (EU) 2019/815 of 17 December 2018 of the European Commission (hereinafter the ESEF Regulation).

Our responsibility is to examine the digital files prepared by Parent company's directors, in accordance with legislation governing the audit practice in Spain. This legislation requires that we plan and execute our audit procedures in order to verify whether the content of the consolidated annual accounts included in the aforementioned digital files completely agrees with that of the consolidated annual accounts that we have audited, and whether the format and markup of these accounts and of the aforementioned files has been affected, in all material respects, in accordance with the requirements established in the ESEF Regulation.

In our opinion, the digital files examined completely agree with the audited consolidated annual accounts, and these are presented and have been marked up, in all material respects, in accordance with the requirements established in the ESEF Regulation.





Report to the audit and control committee of the Parent company

The opinion expressed in this report is consistent with the content of our additional report to the audit and control committee of the Parent company dated 21 February 2023.

Appointment period

The General Ordinary Shareholders' Meeting held on 8 April 2022 appointed us as auditors of the Group for a period of one year, for the year ended 31 December 2022.

Previously, we were appointed by resolution of the General Ordinary Shareholders' Meeting for an initial period of three years and we have audited the accounts continuously since the year ended 31 December 2017.

Services provided

Services provided to the Group for services other than the audit of the accounts are disclosed in note 29.e) to the consolidated annual accounts.

PricewaterhouseCoopers Auditores, S.L. (S0242)

Vanesa González Prieto (21500)

23 February 2023


Telefónica

Consolidated financial statements 2022

Index of the Consolidated annual accounts

Telefónica Group
Consolidated statements of financial position at December 31

Millions of euros	Notes	2022	2021
ASSETS			
A) NON-CURRENT ASSETS		87,053	84,284
Intangible assets	(Note 6)	12,017	11,725
Goodwill	(Note 7)	18,471	16,519
Property, plant and equipment	(Note 8)	23,714	22,725
Rights of use	(Note 9)	8,279	7,579
Investments accounted for by the equity method	(Note 10)	11,587	12,773
Financial assets and other non-current assets	(Note 12)	8,101	7,347
Deferred tax assets	(Note 25)	4,884	5,616
B) CURRENT ASSETS		22,589	24,929
Inventories	(Note 13)	1,546	1,749
Receivables and other current assets	(Note 14)	9,134	8,287
Tax receivables	(Note 25)	2,213	2,120
Other current financial assets	(Note 15)	2,444	3,835
Cash and cash equivalents	(Note 16)	7,245	8,580
Non-current assets and disposal groups held for sale	(Note 30)	7	358
TOTAL ASSETS (A+B)		**109,642**	**109,213**

	Notes	2022	2021
EQUITY AND LIABILITIES			
A) EQUITY		31,708	28,684
Equity attributable to equity holders of the parent and other holders of equity instruments	(Note 17)	25,088	22,207
Equity attributable to non-controlling interests	(Note 17)	6,620	6,477
B) NON-CURRENT LIABILITIES		54,834	55,034
Non-current financial liabilities	(Note 18)	35,059	35,290
Non-current lease liabilities	(Note 20)	6,657	6,391
Payables and other non-current liabilities	(Note 21)	3,546	3,089
Deferred tax liabilities	(Note 25)	3,067	2,602
Non-current provisions	(Note 24)	6,505	7,662
C) CURRENT LIABILITIES		23,100	25,495
Current financial liabilities	(Note 18)	4,020	7,005
Current lease liabilities	(Note 20)	2,020	1,679
Payables and other current liabilities	(Note 22)	13,509	13,210
Current tax payables	(Note 25)	1,920	2,026
Current provisions	(Note 24)	1,631	1,441
Liabilities associated with non-current assets and disposal groups held for sale	(Note 30)	—	134
TOTAL EQUITY AND LIABILITIES (A+B+C)		**109,642**	**109,213**

The accompanying notes and appendices are an integral part of these consolidated statements of financial position.

Telefónica Group
Consolidated income statements for the years ended December 31

Millions of euros	Notes	2022	2021	2020
Revenues	(Note 26)	39,993	39,277	43,076
Other income	(Note 26)	2,065	12,673	1,587
Supplies		(12,941)	(12,258)	(13,014)
Personnel expenses	(Note 26)	(5,524)	(6,733)	(5,280)
Other expenses	(Note 26)	(10,741)	(10,976)	(12,871)
OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION (OIBDA)		**12,852**	**21,983**	**13,498**
Depreciation and amortization	(Note 26)	(8,796)	(8,397)	(9,359)
OPERATING INCOME		**4,056**	**13,586**	**4,139**
Share of income (loss) of investments accounted for by the equity method	**(Note 10)**	**217**	**(127)**	**2**
Finance income		1,803	614	677
Exchange gains		2,910	2,801	3,847
Finance costs		(3,030)	(2,028)	(2,417)
Exchange losses		(2,996)	(2,751)	(3,665)
Net financial expense	**(Note 19)**	**(1,313)**	**(1,364)**	**(1,558)**
PROFIT BEFORE TAX		**2,960**	**12,095**	**2,583**
Corporate income tax	(Note 25)	(641)	(1,378)	(626)
PROFIT FOR THE YEAR		**2,319**	**10,717**	**1,957**
Attributable to equity holders of the parent		2,011	8,137	1,582
Attributable to non-controlling interests	(Note 17)	308	2,580	375
Basic earnings per share (euros)	**(Note 26)**	**0.31**	**1.34**	**0.22**
Diluted earnings per share (euros)	**(Note 26)**	**0.31**	**1.34**	**0.22**

The accompanying notes and appendices are an integral part of these consolidated income statements.

Telefónica Group
Consolidated statements of comprehensive income for the years ended December 31

Millions of euros	2022	2021	2020
Profit for the year	**2,319**	**10,717**	**1,957**
Other comprehensive (loss) income	**1,908**	**4,557**	**(7,305)**
Gains (losses) from financial assets measured at Fair value through other comprehensive income	(29)	2	1
Income tax impact	9	(1)	—
	(20)	**1**	**1**
Gains (losses) on hedges	1,081	1,593	(765)
Income tax impact	(282)	(395)	183
Reclassification of (gains) losses included in the income statement (Note 19)	(704)	(1,874)	963
Income tax impact	181	478	(250)
	276	**(198)**	**131**
Gains (losses) on hedges costs	(59)	128	(98)
Income tax impact	15	(32)	24
Reclassification of (gains) losses included in the income statement (Note 19)	(9)	(10)	(8)
Income tax impact	2	3	2
	(51)	**89**	**(80)**
Share of gains (losses) recognized directly in equity of associates and others (Note 10)	65	32	—
Income tax impact	—	—	—
	65	**32**	**—**
Translation differences (Note 17)	**1,562**	**4,098**	**(7,236)**
Total other comprehensive income (loss) recognized for the year that may be reclassified subsequently to profit or loss	**1,832**	**4,022**	**(7,184)**
Actuarial gains (losses) and impact of limit on assets for defined benefit pension plans	102	130	33
Income tax impact	(32)	(35)	—
Reclassification to reserve actuarial losses (gains) and impact of limit on assets for defined benefit pension plans (Note 2)	—	392	—
	70	**487**	**33**
Gains (losses) from financial assets measured at fair value through comprehensive income	42	49	(141)
Income tax impact	—	(1)	(13)
Reclassification to reserve of gains (losses) from financial assets measured at fair value through comprehensive income (Note 12)	71	—	—
	113	**48**	**(154)**
Share of (losses) gains recognized directly in equity of associates (Note 10)	(107)	—	—
	(107)	**—**	**—**
Total other comprehensive income (loss) recognized for the year that will not be reclassified subsequently to profit or loss	**76**	**535**	**(121)**
Total comprehensive income (loss) recognized for the year	**4,227**	**15,274**	**(5,348)**
Attributable to:			
Equity holders of the parent and other holders of equity instruments	3,519	12,652	(4,286)
Non-controlling interests	708	2,622	(1,062)
	4,227	**15,274**	**(5,348)**

The accompanying notes and appendices are an integral part of these consolidated statements of comprehensive income.



Telefónica Group
Consolidated statement of changes in equity for the year ended December 31

Millions of euros	Attributable to equity holders of the parent and other holders of equity instruments												
	Share capital	Share premium	Treasury Shares	Other equity instru-ments	Legal reserve	Retained earnings	Fair value financial assets	Hedges	Equity of associates and others	Translation differences	Total	Non-controlling interests (Note 17)	Total equity
Financial position at December 31, 2021	5,779	4,233	(547)	7,550	1,038	26,091	(547)	438	64	(21,892)	22,207	6,477	28,684
Profit for the year	—	—	—	—	—	2,011	—	—	—	—	2,011	308	2,319
Other comprehensive income (loss) for the year	—	—	—	—	—	48	98	287	(94)	1,169	1,508	400	1,908
Total comprehensive income (loss) for the year	**—**	**—**	**—**	**—**	**—**	**2,059**	**98**	**287**	**(94)**	**1,169**	**3,519**	**708**	**4,227**
Dividends and distribution of profit (Note 17)	135	—	—	—	21	(1,223)	—	—	—	—	(1,067)	(411)	(1,478)
Net movement in treasury shares	—	—	(342)	—	—	(22)	—	—	—	—	(364)	—	(364)
Acquisitions and disposals of non-controlling interests and business combinations (Note 2)	—	—	—	—	—	936	—	—	—	—	936	(155)	781
Capital reduction	(139)	(409)	548	—	—	—	—	—	—	—	—	—	—
Undated deeply subordinated securities (Note 17)	—	—	—	—	—	(201)	—	—	—	—	(201)	—	(201)
Other movements	—	—	—	—	—	58	—	—	—	—	58	1	59
Financial position at December 31, 2022	**5,775**	**3,824**	**(341)**	**7,550**	**1,059**	**27,698**	**(449)**	**725**	**(30)**	**(20,723)**	**25,088**	**6,620**	**31,708**

The accompanying notes and appendices are an integral part of these consolidated statements of changes in equity.



Telefónica Group
Consolidated statements of changes in equity for the years ended December 31

	Attributable to equity holders of the parent and other holders of equity instruments												
Millions of euros	Share capital	Share premium	Treasury Shares	Other equity instruments	Legal reserve	Retained earnings	Fair value financial assets	Hedges	Equity of associates and others	Translation differences	Total	Non-controlling interests (Note 17)	Total equity
Financial position at December 31, 2020	5,526	4,538	(476)	7,550	1,038	19,046	(597)	647	(57)	(25,980)	11,235	7,025	18,260
Profit for the year						8,137					8,137	2,580	10,717
Other comprehensive income (loss) for the year						465	50	(209)	121	4,088	4,515	42	4,557
Total comprehensive income (loss) for the year						8,602	50	(209)	121	4,088	12,652	2,622	15,274
Dividends and distribution of profit (Note 17)	336	–	–	–	–	(936)				–	(600)	(3,051)	(3,651)
Net movement in treasury shares	–	–	(459)	–	–	(20)				–	(479)	–	(479)
Acquisitions and disposals of non-controlling interests and business combinations (Note 17)	–	–	–	–	–	(354)				–	(354)	(119)	(473)
Capital reduction	(83)	(305)	388	–	–	–				–	–	–	–
Undated deeply subordinated securities (Note 17)	–	–	–	–	–	(263)				–	(263)	–	(263)
Other movements	–	–	–	–	–	16				–	16	–	16
Financial position at December 31, 2021	5,779	4,233	(547)	7,550	1,038	26,091	(547)	438	64	(21,892)	22,207	6,477	28,684
Financial position at December 31, 2019	5,192	4,538	(766)	8,243	1,038	19,042	(444)	503	24	(20,252)	17,118	8,332	25,450
Profit for the year						1,582					1,582	375	1,957
Other comprehensive income (loss) for the year						23	(153)	144	(81)	(5,801)	(5,868)	(1,437)	(7,305)
Total comprehensive income (loss) for the year						1,605	(153)	144	(81)	(5,801)	(4,286)	(1,062)	(5,348)
Dividends and distribution of profit (Note 17)	334	–	–	–	–	(1,048)				–	(714)	(516)	(1,230)
Net movement in treasury shares	–	–	(195)	–	–	(29)				–	(224)	–	(224)
Acquisitions and disposals of non-controlling interests and business combinations	–	–	485	–	–	(223)				–	262	318	580
Undated deeply subordinated securities and notes mandatorily convertible (Note 17)	–	–	–	(693)	–	(335)				73	(955)	(42)	(997)
Other movements	–	–	–	–	–	34				–	34	(5)	29
Financial position at December 31, 2020	**5,526**	**4,538**	**(476)**	**7,550**	**1,038**	**19,046**	**(597)**	**647**	**(57)**	**(25,980)**	**11,235**	**7,025**	**18,260**

The accompanying notes and appendices are an integral part of these consolidated statements of changes in equity.

Telefónica Group
Consolidated statements of cash flows for the years ended December 31

Millions of euros	Notes	2022	2021	2020
Cash received from operations	(Note 28)	46,925	46,415	51,353
Cash paid from operations	(Note 28)	(34,778)	(34,379)	(36,477)
Net payments of interest and other financial expenses net of dividends received	(Note 28)	(292)	(1,309)	(1,171)
Taxes (paid)/proceeds	(Note 28)	(92)	(459)	(509)
Net cash flow provided by operating activities	**(Note 28)**	**11,763**	**10,268**	**13,196**
(Payments on investments)/proceeds from the sale in property, plant and equipment and intangible assets	(Note 28)	(5,508)	(6,164)	(7,020)
(Payments)/proceeds on disposals of companies, net of cash and cash equivalents disposed	(Note 28)	(115)	13,369	81
Payments on investments in companies, net of cash and cash equivalents acquired	(Note 28)	(1,628)	(414)	(79)
Proceeds on financial investments not included under cash equivalents	(Note 28)	2,967	2,163	2,308
Payments on financial investments not included under cash equivalents	(Note 28)	(2,575)	(1,474)	(3,297)
Net proceeds/(payments) for temporary financial investments		1,532	(1,584)	217
Net cash flow used in investing activities	**(Note 28)**	**(5,327)**	**5,896**	**(7,790)**
Dividends paid	(Note 28)	(1,397)	(3,630)	(1,296)
Proceeds from share capital increase with minority interest	(Note 28)	1,022	—	323
(Payments)/proceeds of treasury shares and other operations with shareholders and with minority interests	(Note 28)	(555)	(604)	(223)
Operations with other equity holders	(Note 28)	(268)	(354)	(1,020)
Proceeds on issue of debentures and bonds and other debts	(Note 28)	1,746	561	4,011
Proceeds on loans, borrowings and promissory notes	(Note 28)	839	3,085	4,516
Repayments of debentures and bonds and other debts	(Note 28)	(3,541)	(5,847)	(6,728)
Repayments of loans, borrowings and promissory notes	(Note 28)	(3,077)	(4,146)	(2,852)
Lease principal payments	(Note 20)	(1,996)	(1,782)	(1,787)
Financed operating payments and investments in property, plant and equipment and intangible assets payments	(Note 28)	(698)	(273)	(382)
Net cash used in financing activities	**(Note 28)**	**(7,925)**	**(12,990)**	**(5,438)**
Effect of changes in exchange rates		**156**	**(179)**	**(402)**
Cash reclassified to assets held for sale	**(Note 30)**	**—**	**(7)**	**(4)**
Effect of changes in consolidation methods and others		**(2)**	**(12)**	**—**
Net increase (decrease) in cash and cash equivalents during the year		**(1,335)**	**2,976**	**(438)**
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	**(Note 16)**	**8,580**	**5,604**	**6,042**
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	**(Note 16)**	**7,245**	**8,580**	**5,604**
RECONCILIATION OF CASH AND CASH EQUIVALENTS WITH THE STATEMENTS OF FINANCIAL POSITION				
BALANCE AT THE BEGINNING OF THE PERIOD	**(Note 16)**	**8,580**	**5,604**	**6,042**
Cash on hand and at banks		7,353	4,600	5,209
Other cash equivalents		1,227	1,004	833
BALANCE AT THE END OF THE PERIOD	**(Note 16)**	**7,245**	**8,580**	**5,604**
Cash on hand and at banks		6,653	7,353	4,600
Other cash equivalents		592	1,227	1,004

The accompanying notes and appendices are an integral part of these consolidated statements of cash flows.

Telefónica, S.A. and subsidiaries composing the Telefónica Group

Notes to the consolidated financial statements (consolidated annual accounts) for the year ended December 31, 2022

Note 1. Background and general information

Telefónica, S.A. and its subsidiaries and investees (hereinafter also referred to as Telefónica, the Company, the Telefónica Group or the Group) make up an integrated and diversified telecommunications group operating mainly in Europe and Latin America. The Group's activity is centered around services of fixed and wireless telephony, broadband, Internet, data traffic, Pay TV and other digital services.

The parent company of the Group is Telefónica, S.A., a public limited company incorporated on April 19, 1924 for an indefinite period. Its registered office is at calle Gran Vía 28, Madrid (Spain).

Appendix I lists the main companies composing the Telefónica Group, their corporate purpose, country, functional currency, share capital, the Group's effective shareholding and their method of consolidation.

As a multinational telecommunications company which operates in regulated markets, the Group is subject to different laws and regulations in each of the jurisdictions in which it operates, pursuant to which permits, concessions or licenses must be obtained in certain circumstances to provide the various services. In addition, certain fixed and wireless telephony services are provided under regulated rate and price systems. Key regulatory issues, and concessions and licenses held by the Telefónica Group are detailed in Appendix VI.

The accompanying consolidated financial statements for the year ended December 31, 2022 were approved by the Company's Board of Directors at its meeting on February 22, 2023 for submission for approval at the General Shareholders' Meeting, which is expected to occur without modification.

Note 2. Basis of presentation of the consolidated financial statements

The accompanying consolidated financial statements were prepared from the accounting records of Telefónica, S.A. and each of the companies comprising the Telefónica Group, whose separate financial statements were prepared in accordance with the generally accepted accounting principles applicable in the various countries in which they are located, and for the purposes of these consolidated financial statements are presented in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). These consolidated financial statements present fairly, in all material respects, the consolidated equity and financial position at December 31, 2022, and of the consolidated results of operations, changes in consolidated equity and the consolidated cash flows obtained and used in the year then ended.

The euro is the Group's reporting currency. The figures in these consolidated financial statements are expressed in million euros, unless indicated otherwise, and may therefore be rounded.

Note 3 contains a detailed description of the most significant accounting policies used to prepare these consolidated financial statements.

Materiality criteria

These consolidated financial statements do not include certain information or disclosures that, not having to be presented due to their qualitative significance, were deemed to be immaterial or of no relevance pursuant to the concepts of materiality or relevance defined in the IFRS conceptual framework, insofar as the Telefónica Group's consolidated financial statements, taken as a whole, are concerned.

Comparative information and main changes in the consolidation scope

For comparative purposes, the accompanying consolidated financial statements for 2022 include the figures for 2021, and the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows, and the notes thereto for the year then ended, on a voluntary basis, they also include those of 2020.

The main events and changes in the consolidation scope affecting comparability of the consolidated information for 2022 and 2021 (see Appendix I for a detailed description of the consolidation scope and the changes during the year) are as listed below.

Exchange rates evolution

Variation of average exchange rate vs euro		
	2022 vs 2021	2021 vs 2020
Brazilian real	17.6%	(8.8%)
Pound sterling	0.8%	3.4%
New Peruvian sol	13.7%	(13.2%)
Chilean peso	(2.2%)	0.6%
Colombian peso	(0.6%)	(5.1%)
Mexican peso	13.5%	1.6%

Variation of closing exchange rate vs euro		
	2022 vs 2021	2021 vs 2020
Brazilian real	13.5%	0.9%
Pound sterling	(5.3%)	6.9%
New Peruvian sol	10.9%	(1.6%)
Chilean peso	4.7%	(8.8%)
Colombian peso	(12.2%)	(6.6%)
Mexican peso	11.5%	5.4%

In 2022, there was a positive impact on Equity attributable to equity holders of the Parent Company for translation differences amounting to 1,169 million euros (see Note 17.f), mainly due to the appreciation of the Brazilian real.

Agreement between Telefónica and Liberty Global plc to combine their operating businesses in the UK

On May 7, 2020, Telefónica reached an agreement with Liberty Global plc to combine into a 50-50 joint venture their operating businesses in the United Kingdom (O2 Holdings Ltd. and Virgin Media UK, respectively). On June 1, 2021 after obtaining the relevant regulatory approvals, consummation of the necessary recapitalization and satisfaction of other closing conditions, the closing of the transaction was carried out, resulting in the combination of both businesses into the joint venture called VMED O2 UK Limited ("VMO2").

Telefonica United Kingdom, which was fully consolidated within the Group, is excluded from the scope of consolidation from June 1, 2021 (Note 4). From that date,

VMO2 is registered under the equity method (see notes 4 and 10).

The constitution of the joint venture resulted in a contribution of 5,376 million pounds sterling (equivalent to 6,234 million euros at the transaction day) for Telefonica, of which 2,622 million pounds correspond to the cash payment to Telefónica to equalise ownership in the joint venture (including the post-completion adjustment, see Note 29.c) and 2,754 million pounds correspond to proceeds from recapitalization.

As a consequence of this transaction, the Group recognized a gain amounting to 4,460 million euros in "Other income" in 2021 (see Note 26), as follows:

	Millions of euros
Cash received	6,234
Fair value of 50% of VMO2 (Note 10)	12,012
Less: carrying amount of Telefonica United Kingdom at June 1, 2021	(10,937)
Liabilities assumed and other costs (see Note 29.c)	(441)
Result before reclassification of translation differences and gains on hedges	**6,868**
Reclassification of translation differences included in equity	(3,135)
Reclassification of gains on hedges included in equity	727
Result of the transaction: gain	**4,460**

In addition, the accumulated actuarial losses of Telefonica United Kingdom amounting to 392 million euros were reclassified to retained earnings, with no effect in net equity.

Agreement between Telxius Telecom and American Tower Corporation for the sale of its telecommunications towers divisions in Europe and Latin America

On January 13, 2021 Telxius Telecom, S.A. (a company of the Telefónica Group minority-owned, directly or indirectly, by KKR and Pontegadea), signed an agreement with American Tower Corporation ("ATC") for the sale of its telecommunications towers divisions in Europe (Spain and Germany) and in Latin America (Brazil, Peru, Chile and Argentina).

The agreement established the sale of a number of approximately 30,722 telecommunication tower sites and comprises two separate and independent transactions (on one hand, the Europe business and, on the other hand, the Latin American business), fixing the respective closures after the corresponding regulatory authorizations. The agreement included the transfer to ATC of the towers that Telxius agreed to acquire from Telefónica Germany GmbH & Co. under the agreement signed on June 8, 2020, both the towers acquired in the first phase on September 1, 2020 as well as the towers that were acquired in the second phase in August 2021.

On June 1, 2021, once the relevant regulatory approvals had been obtained in Spain and Germany, the closing of the sale of the telecommunication towers division located in Europe was carried out, for a total selling price of 6,346 million euros.

On June 3, 2021, the closing of the sale of the telecommunication towers division located in Latin America was carried out, for a selling price of 887 million euros.

On August 2, 2021, the closing of the sale to ATC of 4,080 sites that Telxius undertook to acquire from Telefónica Germany GmbH & Co. OHG, under the second phase of the agreement reached between both parties on June 8, 2020 was carried out, which stated a total purchase price of 632 million euros. With the closing of this transaction, together with the sales of the telecommunications towers divisions in Europe and Latin America carried out in June, the sale process agreed between Telxius and ATC was finalized.

These transactions generated in 2021 a gain of 6,099 million euros registered in "Other income" (see Note 26), with the following breakdown:

	Millions of euros
Selling price	7,865
Less: carrying amount of net assets and transaction costs	1,729
Result before reclassification of translation differences	**6,136**
Translation differences	(37)
Result of the transaction: gain	**6,099**
Income tax	(162)
Result attributable to non-controlling shareholders	(2,246)
Result attributable to equity holders of the parent	**3,691**

After the closing of these transactions, the companies of the Europe and Latin América towers divisions were excluded from the consolidation perimeter. The Telefónica Group operators maintained the leases agreements of the towers signed with the sold subsidiaries of Telxius. Consequently, as of the closing date of the transactions, rights of use and lease liabilities were recorded in the consolidated statement of financial position, amounting to 2,633 million euros (see Note 9) and 2,775 million euros (see Note 20), respectively.

Acquisition of mobile assets of Oi Group

On April 20, 2022, the closing of the transaction related to the Purchase Agreement for Acquisition of Unidade Produtiva Isolada (UPI) Mobile Assets of Oi Group took place, and Telefónica Brasil acquired, on such date, all the shares of the company Garliava RJ Infraestrutura e Redes de Telecomunicações S.A. (Garliava), to which the mobile assets of Oi Group assigned to Telefónica Brazil had been contributed, under the segregation plan stated in the Oi Agreement (see Note 29.c).

Telefónica Brasil thus acquired its share of mobile assets of the Oi Group for an amount, still subject to adjustments, of 5,373 million Brazilian reais (approximately 1,063 million euros at the exchange rate at such date), A payment of 4,885 million Brazilian reais (approximately 972 million euros) was made at closing of the transaction. The remaining amount, equivalent to 10% of the payment made on that date, is withheld subject to certain price adjustments and potential indemnification obligations contained in the Oi Agreement. The total consideration also includes 110 million Brazilian reais subject to the fulfilment of certain targets, and other costs amounting to 8 million Brazilian reais. Thus, the total consideration transferred amounted to 5,492 million Brazilian reais (1,093 million euros at the date of the closing of the transaction).

On the date of approval of these consolidated financial statements, the Company had already concluded the report for the allocation of the purchase price. The fair value assigned to Oi's licenses amounts to 520 million euros. The goodwill amounts to 676 million euros (see Note 5).

Agreement between Telefónica de España and Telefónica Infra with Vauban Infrastructure Partners and Credit Agricole Assurance for the establishment of Bluevia

In July 2022, an agreement was reached between Telefonica de España and Telefonica Infra with the consortium formed by Vauban Infrastructure Partners (Vauban) and Crédit Agricole Assurances (CAA) for the establishment of a company, Bluevia Fibra, S.L. for the deployment and commercialization of a fiber to the home network mainly in rural areas in Spain.

On December 20, 2022 once the regulatory authorizations were obtained and after the fulfillment of the remaining agreed conditions, the transaction was completed.

The consortium formed by CAA and Vauban has acquired 45% of the Company for a total amount of 1,021 million euros in cash, paid on the closing of the agreement (see Note 28). The transaction had no impact on the consolidated income statements of the Telefónica Group as it consisted on the sale of minority interest, with Telefónica retaining control over Bluevia. The impact of this transaction in equity attributable to equity holders of the parent was an increase of 986 million euros in "Retained earnings". In addition, there was in increase in equity attributable to non-controlling interest amounting to 23 million euros (see Note 17).

The difference between the tax value of the assets transferred to Bluevia and their carrying amount in the Group's consolidated annual accounts generated a deferred tax asset for deductible temporary differences amounting to 548 million euros (see Note 25).

Individual Suspension Plan

On December 28, 2021, Telefónica Spain signed a Social Pact for Employment supported by the largest trade unions. Said Pact includes the Company's differential commitments and is based on the following six lines of work: equality and diversity; new ways of working, flexibility and productivity; incorporation and retention of talent; reskilling and professional development; functional and geographical mobility; and a plan for the voluntary individual suspension of the employment relationship (the Individual Suspension Plan).

The target audience of the Individual Suspension Plan are the employees turning 55 years or older in 2022 and with a seniority of more than 20 years. Maximum percentages of adhesion differ according to the areas.

The present value of the estimated payment flows resulting from the Plan resulted in expenses amounting to 1,382 million euros before taxes in 2021 (see Note 24), reflected in "Personnel expenses" to the Consolidated Financial Statements).

Impairment of goodwill of Telefónica del Perú

In 2021 an impairment loss was recognized on the goodwill allocated to Telefónica del Perú, amounting to 393 million euros (see Note 7).

Alternative measures not defined in IFRS

In addition to the measures expressly defined in the IFRS, the Group also uses a series of other measures for decision-making because they provide additional information useful to assess the Group's performance, solvency and liquidity. These measures should not be viewed in isolation or as a substitute for the measures presented according to the IFRS.

Operating income before depreciation and amortization (OIBDA)

Operating income before depreciation and amortization (OIBDA) is calculated by excluding solely depreciation and amortization from operating income. OIBDA is used to track the performance of the business and to establish operating and strategic targets of Telefónica Group companies. OIBDA is a commonly reported measure and is widely used among analysts, investors and other stakeholders in the telecommunications industry. However, it is not a measure expressly defined in the IFRS and therefore it may not be comparable to similar

indicators used by other companies. OIBDA should not be considered as a substitute for operating income.

Furthermore, the Group management uses the measure OIBDA margin, which is the result of dividing the OIBDA by the revenues.

The following table presents the reconciliation of OIBDA to operating income for the Telefónica Group for the years ended December 31, 2022, 2021 and 2020:

Millions of euros	2022	2021	2020
OIBDA	**12,852**	**21,983**	**13,498**
Depreciation and amortization	(8,796)	(8,397)	(9,359)
Operating income	**4,056**	**13,586**	**4,139**

The OIBDA of 2021 includes the gains on the sale of the towers divisions of Telxius, amounting to 6,099 million euros and from the establishment of VMO2 amounting to 4,460 million euros (see Note 4).

The following table presents the reconciliation of OIBDA to operating income for each business segment for the years ended December 31, 2022, 2021 and 2020 (see Note 4):

2022

Millions of euros	Telefónica Spain	Telefónica United Kingdom	Telefónica Germany	Telefónica Brazil	Telefónica Hispam	Other companies	Eliminations	Total Group
OIBDA	4,588	—	2,558	3,732	1,958	94	(78)	12,852
Depreciation and amortization	(2,157)	—	(2,295)	(2,369)	(1,799)	(218)	42	(8,796)
Operating income	2,431	—	263	1,363	159	(124)	(36)	4,056

2021

Millions of euros	Telefónica Spain	Telefónica United Kingdom	Telefónica Germany	Telefónica Brazil	Telefónica Hispam	Other companies	Eliminations	Total Group
OIBDA	3,377	919	2,424	3,138	1,718	10,648	(241)	21,983
Depreciation and amortization	(2,153)	—	(2,394)	(1,918)	(1,873)	(356)	297	(8,397)
Operating income	1,224	919	30	1,220	(155)	10,292	56	13,586

2020

Millions of euros	Telefónica Spain	Telefónica United Kingdom	Telefónica Germany	Telefónica Brazil	Telefónica Hispam	Other companies	Eliminations	Total Group
OIBDA	5,046	2,064	2,309	3,188	990	359	(458)	13,498
Depreciation and amortization	(2,184)	(389)	(2,394)	(1,965)	(2,274)	(468)	315	(9,359)
Operating income	2,862	1,675	(85)	1,223	(1,284)	(109)	(143)	4,139

OIBDA-CapEx and OIBDA-CapEx excluding spectrum acquisitions

OIBDA-CapEx is defined as operating income before depreciation and amortization, reduced by accrued capital expenditures, and OIBDA-CapEx excluding spectrum acquisitions is defined as operating income before depreciation and amortization, reduced by accrued capital expenditures excluding those related to spectrum acquisitions.

We believe that it is important to consider capital expenditures, and capital expenditures excluding spectrum acquisitions, together with OIBDA in order to have a more complete measure of the performance of our telecommunications businesses. We use these measures internally to track the performance of our business, to establish operating and strategic targets of the businesses of the Group and in our internal budgeting process.

Neither OIBDA-CapEx nor OIBDA-CapEx excluding spectrum acquisitions are measures expressly defined in IFRS, and therefore they may not be comparable to similar indicators used by other companies. In addition, neither OIBDA-CapEx nor OIBDA-CapEx excluding spectrum acquisitions should be considered substitutes for operating income, the most comparable financial measure calculated in accordance with IFRS, or any measure of liquidity calculated in accordance with IFRS.

The Group management also uses the measures OIBDA-CapEx margin and OIBDA-CapEx excluding spectrum acquisitions margin, which is the result of dividing these measures by revenues.

In the table below we provide a reconciliation of our OIBDA-CapEx and OIBDA-CapEx excluding spectrum acquisitions to operating income for the periods indicated.

Millions of euros	2022	2021	2020
Operating income	**4,056**	**13,586**	**4,139**
Depreciation and amortization	(8,796)	(8,397)	(9,359)
OIBDA	**12,852**	**21,983**	**13,498**
Capital expenditures in intangible assets (Note 6)	(1,530)	(2,981)	(1,266)
Capital expenditures in property, plant and equipment (Note 8)	(4,289)	(4,286)	(4,595)
CapEx	**(5,819)**	**(7,267)**	**(5,861)**
OIBDA-CapEx	**7,033**	**14,716**	**7,637**
Spectrum acquisitions (Note 6)	173	1,704	126
OIBDA-CapEx excluding spectrum acquisitions	**7,206**	**16,420**	**7,763**

Debt indicators

As calculated by us, net financial debt includes:

(A) adding the following liabilities:

i. Current and non-current financial liabilities in our consolidated statement of financial position (which includes the negative mark-to-market value of derivatives),

ii. Other liabilities included in "Payables and other non-current liabilities" and "Payables and other current liabilities" (mainly corresponding to payables for deferred payment of radio spectrum that have an explicit financial component and supplier financing for customer financing of terminal sales), and

iii. Financial liabilities included in "Liabilities associated with non-current assets and disposal groups held for sale".

(B) subtracting the following amounts from the resulting amount of the preceding step:

i. "Cash and cash equivalents",

ii. "Other current financial assets" (which include short-term derivatives),

iii. Cash and other current financial assets included in "Non-current assets and disposal groups held for sale",

iv. The positive mark-to-market value of derivatives with a maturity beyond one year,

v. Other interest-bearing assets (included in "Financial assets and other non-current assets", "Receivables and other current assets" and "Tax receivables" in our consolidated statement of financial position),

vi. Mark-to-market adjustment by cash flow hedging activities related to debt, and

vii. Fair value of derivatives adjustment used for the economic hedging of gross commitments related to employee benefits.

In 2022, the classification of these derivatives within the Group's debt indicators has been revised, and these are now presented together with the "Net commitments related to employee benefits". This change in the presentation allows us to include in the same section the economic underlying and the derivative associated with the hedged risk. As a result, the effects on the underlying and the economic hedge are offset, avoiding distortions resulting from being registered under different headings, particularly at times of strong volatility, as has occurred in recent months compared to previous years. The totals of "Net financial debt plus commitments" and "Net financial debt plus leases plus commitments" are not affected by this presentation change. The new criteria has been applied retroactively, so the figures at December 31, 2021 have been restarted accordingly.

With respect to step (B)(v), "Financial assets and other non-current assets" includes derivatives, installments for the long-term sales of terminals to customers and other long-term financial assets, and "Receivables and other current assets" includes the customer financing of terminal sales classified as short-term. In 2022, other liabilities included in "Payables and other current liabilities" and other assets included in "Receivables and other current assets" of points (A)(ii) and (B)(v), respectively, have been reviewed, including non-material changes in the customer financing of terminal sales and the resulting changes have been applied retroactively to the net financial debt figures as of December 31, 2021.

We calculate net financial debt plus leases by adding lease liabilities calculated under IFRS 16 (including those corresponding to the companies held for sale) to net financial debt and deducting assets from subleases.

We calculate net financial debt plus commitments by adding gross commitments related to employee benefits and the fair value of the derivatives used for the economic hedging of such commitments to net financial debt, and deducting the value of long-term assets associated with those commitments related to employee benefits and the tax benefits arising from the future payments of those commitments related to employee benefits. Gross commitments related to employee benefits are current and non-current provisions recorded for certain employee benefits such as termination plans, post-employment defined benefit plans and other benefits.

We believe that net financial debt, net financial debt plus leases, net financial debt plus commitments and net financial debt plus leases plus commitments are meaningful for investors and analysts because they provide an analysis of our solvency using the same measures used by our management. We use them to calculate internally certain solvency and leverage ratios. Nevertheless, none of them as calculated by us should be considered as a substitute for gross financial debt as presented in the consolidated statement of financial position.

The following table presents a reconciliation of net financial debt, net financial debt plus leases, net financial debt plus commitments and net financial debt plus leases plus commitments as of December 31, 2022 and 2021 to the Telefónica Group's gross financial debt as indicated in the consolidated statement of financial position.

Millions of euros	12/31/2022	12/31/2021
Non-current financial liabilities	35,059	35,290
Current financial liabilities	4,020	7,005
Gross financial debt	**39,079**	**42,295**
Cash and cash equivalents	(7,245)	(8,580)
Other current financial assets	(2,431)	(3,823)
Cash and other current financial assets included in "Non-current assets and disposal groups held for sale" (Note 30)	—	(7)
Positive mark-to-market value of long-term derivative instruments (Note 12)	(2,668)	(2,772)
Other liabilities included in "Payables and other non- current liabilities"	1,431	933
Other liabilities included in "Payables and other current liabilities"	402	635
Other assets included in "Financial assets and other non-current assets"	(1,892)	(1,808)
Other assets included in "Receivables and other current assets"	(646)	(659)
Other current assets included in "Tax receivables" (Note 25)	(123)	(250)
Financial liabilities included in "Liabilities associated with non-current assets and disposal groups held for sale" (Note 30)	—	35
Mark-to-market adjustment by cash flow hedging activities related to debt	1,102	22
Fair value of derivatives adjustment used for the economic hedging of gross commitments related to employee benefits	(322)	65
Net financial debt	**26,687**	**26,086**
Lease liabilities	8,645	8,080
Net financial debt plus leases	**35,332**	**34,166**
Gross commitments related to employee benefits and associated economic hedging	5,291	6,272
Value of associated long-term assets	(104)	(94)
Tax benefits	(1,281)	(1,626)
Net commitments related to employee benefits	**3,906**	**4,552**
Net financial debt plus commitments	**30,593**	**30,638**
Net financial debt plus leases plus commitments (*)	**39,238**	**38,718**

(*) Includes assets and liabilities considered to be Net financial debt plus leases plus commitments related to employee benefits for companies classified as held for sale (see Note 30).

Free Cash Flow

The Group's free cash flow is calculated starting from "Net cash flow provided by operating activities" as indicated in the consolidated statement of cash flows; deducting (Payments on investments)/Proceeds from the sale of investments in property, plant and equipment and intangible assets, net, adding the cash received from government grants, deducting dividends paid to non-controlling interests and payments of financed spectrum without explicit interest. The cash used to pay for commitments related to employee benefits (included in the Net cash flow provided by operating activities) is added back since it represents the payments of principal of the debt incurred with those employees.

We believe that free cash flow is a meaningful measure for investors and analysts because it provides an analysis of the cash flow available to protect solvency levels and to remunerate the parent company's shareholders and other equity holders. The same measure is used internally by our management. Nevertheless, free cash flow as calculated by us should not be considered as a substitute for the various cash flows presented in the consolidated statements of cash flows.

The following table presents the reconciliation between the Telefónica Group's Net cash flow provided by operating activities as indicated in the consolidated statement of cash flows and the free cash flow for 2022, 2021 and 2020:

Millions of euros	2022	2021	2020
Net cash flow provided by operating activities	**11,763**	**10,268**	**13,196**
(Payments on investments)/Proceeds from the sale of property, plant and equipment and intangible assets, net (Note 28)	(5,508)	(6,164)	(7,020)
Dividends paid to non-controlling interests (Note 28)	(438)	(410)	(471)
Payments for commitments related to employee benefits (Note 28)	853	844	963
Payments of financed spectrum without explicit interest (Notes 21 and 28)	(108)	(108)	(87)
Free Cash Flow excluding lease principal payments	**6,562**	**4,430**	**6,581**
Lease principal payments (Notes 20 and 28)	(1,996)	(1,782)	(1,787)
Free Cash Flow	**4,566**	**2,648**	**4,794**

Note 3. Accounting policies

As stated in Note 2, the Group's consolidated financial statements have been prepared in accordance with IFRSs and interpretations issued by the International Accounting Standards Board (IASB) and the IFRS Interpretations Committee (IFRIC) as endorsed by the European Commission for use in the European Union (IFRSs - EU).

Accordingly, only the most significant accounting policies used in preparing the accompanying consolidated financial statements, in light of the nature of the Group's activities, are set out below, as well as the accounting policies applied where IFRSs permit a policy choice, and those that are specific to the sector in which the Group operates.

a) Hyperinflationary economies

Venezuela has been considered a hyperinflationary economy since 2009. In light of the worsening of the economic and political crisis in Venezuela and in the absence of official rates that are representative of the situation in the country, the Group maintains as a policy for the purposes of the consolidated financial statements the estimation of an exchange rate, known as synthetic exchange rate, that matches the progression of inflation and reflects the economic and financial position of the Group's Venezuelan operations in a more accurate way.

The synthetic exchange rate is calculated considering the inflation rates that are published. On an annual basis, these rates are 174.3%, 686.4% and 2,959.8% for 2022, 2021 and 2020, respectively.

The exchange rate used to translate inflation-adjusted bolivar-denominated items in the consolidated financial statements is the synthetic exchange rate as of the closing date of each reporting period, amounting to 45.18 digital bolivars per U.S. dollar, 16.47 digital bolivars per U.S. dollar and 2,094,405 bolivars per U.S. dollar as of December 31, 2022, 2021 and 2020, respectively. In turn, the official reference exchange rate at December 31, 2022 was 17.489 VED/USD (4.597 VED/USD and 1,107,199VES/USD at December 31, 2021 and 2020, respectively).

The use of a synthetic exchange rate versus the official reference exchange rate does not have a significant impact given the contribution of Telefónica Venezolana to the consolidated financial position and to the Group's results and cash flows for the year.

In 2018 Argentina became a hyperinflationary economy. In order to restate its financial statements, the Company uses the series of indices defined by resolution JG No. 539/18 issued by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (FACPCE), based on the National Consumer Price Index (IPC) published by the Instituto Nacional de Estadística y Censos (INDEC) of the Argentine Republic and the Wholesale Internal Price Index (IPIM) published by FACPCE. The cumulative index at December 31, 2022, 2021 and 2020 is 1,134.6%, 582.5% and 385.9%, respectively, while on an annual basis the index for 2022 is 95% (51% and 36% in 2021 and 2020, respectively).

The exchange rate used to translate inflation-adjusted items denominated in Argentine pesos in the 2022 financial statements is the closing exchange rate as of December 31, 2022 which was 189.08 Argentine pesos per euro (116.37 and 103.23 Argentine pesos per euro at December 31, 2021 and 2020, respectively).

The Group includes in a single line item ("Translation Differences") all the equity effects derived from hyperinflation. This is as follows: (a) the restatement for inflation of the financial statements of the Group companies operating in hyperinflationary economies, and (b) the effects of translating their respective financial statements into euros using the exchange rate at the end of the period.

b) Translation methodology

The income statements and statements of cash flows of the Telefónica Group's foreign subsidiaries (except Venezuela and Argentina) were translated into euros at the average exchange rates for the year, as a rate that approximates the exchange rates at the dates of the transactions.

c) Goodwill

After initial recognition, goodwill is carried at cost, less any accumulated impairment losses. Goodwill is recognized as an asset denominated in the currency of the company acquired and is tested for impairment annually at the least, or more frequently, if there are certain events or changes indicating the possibility that the carrying amount may not be fully recoverable. The potential impairment loss is determined by assessing the recoverable amount of the cash generating unit (or group of cash generating units) to which the goodwill is allocated from the acquisition date.

d) Intangible assets

Intangible assets are carried at acquisition or production cost, less any accumulated amortization or any accumulated impairment losses.

Intangible assets are amortized on a straight-line basis according to the following:

- Licenses granted to the Telefónica Group by various public authorities to provide telecommunications services and the value allocated to licenses held by certain companies at the time they were included in the Telefónica Group ("Service concession arrangements and licenses") are amortized on a straight-line basis over the duration of related licenses from the moment commercial operation begins.
- The allocation of acquisition costs attributable to customers acquired in business combinations, as well as the acquisition value of these types of assets in a third-party transaction for consideration (Customer base) are amortized on a straight-line basis over the estimated period of the customer relationship. The term length is between 4 and 14 years, based on the customer segment (residential, business, etc.) and the business model (prepaid, postpaid, etc.).
- Software is amortized on a straight-line basis over its useful life, generally estimated to be between two and five years.

e) Property, plant and equipment

Property, plant and equipment is carried at cost less any accumulated depreciation and any accumulated impairment in value.

Cost includes, among others, direct labor used in installation and the allocable portion of the indirect costs required for the related asset. The latter two items are recorded as revenue under the concept Own work capitalized of the line item Other income.

Interest and other financial expenses incurred and directly attributable to the acquisition or construction of qualifying assets are capitalized. Qualifying assets for the Telefónica Group are those assets that require a period of at least 18 months to bring the assets to the condition necessary for their intended use or sale.

The Group's subsidiaries depreciate their property, plant and equipment, from the time they can be placed in service, amortizing the cost of the assets, net of their residual values on a straight-line basis over the assets' estimated useful lives, which are calculated in accordance with technical studies that are revised periodically in light of technological advances and the rate of dismantling, as follows:

	Years of estimated useful life
Buildings	25 – 40
Plant and machinery	5 – 25
Furniture, tools and other items	2 – 10

f) Impairment of non-current assets

Non-current assets, including goodwill, intangible assets and investments in associates and joint ventures, are assessed at each reporting date for indicators of impairment. Whenever such indicators exist, or in the case of assets which are subject to an annual impairment test, the recoverable amount is estimated. An asset's recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future post-tax cash flows deriving from the use of the asset or its cash generating unit, as applicable, are discounted to their present value using a post-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset, provided that the result obtained is the same that would be obtained by discounting pre-tax cash flows at a pre-tax discount rate.

The Group bases the calculation of impairment on the approved business plans of the various cash generating units to which the assets are allocated. The projected cash flows, based on the approved strategic business plans, cover a period of five years. Starting with the sixth year, an expected constant growth rate is applied.

g) Lease agreements

The determination of whether an arrangement is, or contains a lease is based on the substance of the agreement and requires an assessment of whether the fulfillment of the arrangement is dependent on the use of a specific asset and the agreement conveys a right to the use of the asset.

At the inception date of the lease (i.e. the date when the underlying asset is available for use), a lessee recognizes a right of use asset that represents the right to use the underlying asset over the term of the lease, and a lease liability for the present value of the lease payments payable over the lease term – discounted using the incremental borrowing rate at the start date of the lease.

Rights of use assets are measured at cost, less accumulated depreciation and impairment losses, and are adjusted for any remeasurement of lease liabilities. The cost of rights of use assets includes the amount of initial direct costs incurred and lease payments made before the commencement date less incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the estimated useful life of the underlying asset and the lease term.

Lease payments include fixed payments (including in-substance fixed payments) less any lease incentive receivable, variable lease payments that depend on an index or rate, and amounts expected to be paid as residual value guarantees. Similarly, the measurement of the lease liability includes the exercise price of a purchase option, if the lessee is reasonably certain to exercise that option, and payments of penalties for early termination, if the lease term reflects the lessee exercising such cancellation option. After the commencement date, the amount of the lease liabilities is increased to reflect the accrual of interest and reduced for the payments made. In addition to this, the carrying amount of the lease liability is remeasured in certain cases, such as changes in the lease term, changes in future lease payments resulting from a change in an index or rate used to determine those payments. The amount of such remeasurement is generally recognized against an adjustment to the right-of-use asset.

The Group uses the "low value" asset lease recognition exemption for office equipment and the short-term lease recognition exemption for all leases with a term of 12 months or less. Therefore, lease payments in such cases are recognized as an expense on a straight-line basis over the lease term.

The Group recognizes non-lease components separately from lease components for those classes of assets in which non-lease components are significant with respect to the total value of the arrangement.

The Group determines the lease term as the non-cancellable term of the contract, together with any period covered by an extension (or termination) option whose exercise is discretionary for the Group, if there is reasonable certainty that it will be exercised (or it will not be exercised). In its assessment, the Group considers all available information by asset class in the industry and evaluates all relevant factors (technology, regulation, competition, business model) that create an economic incentive to exercise or not a renewal/cancellation option. Notably, the Group takes into consideration the time horizon of the strategic planning of its operations. After the commencement date, the Group reassesses the lease term if there is a significant event or change in circumstances that is within its control that may affect its ability to exercise (or not to exercise) an option to extend or terminate (for example, a change in business strategy).

Where the Group acts as a lessor, leases are classified between operating and finance leases. Leases in which the lessor retains a significant portion of the risks and rewards of ownership of the leased asset are treated as operating leases. Otherwise, the lease is a finance lease.

h) Investment in associates and joint arrangements

The Group assesses whether it has significant influence not only on the basis of its ownership percentage but also on the existence of qualitative factors such as representation on the board of directors of the investee, its participation in decision-making processes, interchange of managerial personnel and access to technical information.

The Group assesses rights and obligations agreed to by the parties to a joint arrangement and, when relevant, other facts and circumstances in order to determine whether the joint arrangement in which it is involved is a joint venture or a joint operation.

Upon the sale or contribution of a controlled business to an associate or joint venture, the Group measures and recognizes any retained interest at its fair value. Any difference between the carrying amount of the business contributed and the fair value of the retained investment and the consideration received from disposal is recognized in full in profit or loss.

i) Financial assets and liabilities

Financial Assets

All regular way purchases and sales of financial assets are recognized in the statement of financial position on the trade date, i.e. the date that the Company commits to purchase or sell the asset.

The Group applies an impairment model for financial assets based on expected credit losses, using a simplified method for certain short- and long-term assets (commercial receivables, lease receivables and contractual assets).

Under this simplified approach, credit impairment is recognized by reference to expected credit losses over the life of the asset. For this purpose the Group uses matrices based on historical bad debt experience by geographical area on a portfolio segmented by customer category according to credit pattern. The matrix for each category has a defined time horizon divided into intervals in accordance with the collection management policy and is fed with historical data that covers at least 24 collection cycles. This data is updated on a regular basis. Based on the information observable at each close, the Group assesses the need to adjust the rates resulting from these matrices, considering current conditions and future economic forecasts.

Derivative financial instruments and hedge accounting

The accounting treatment of any gain or loss resulting from changes in the fair value of a derivative depends on whether the derivative in question meets all the criteria for hedge accounting and, if appropriate, on the nature of the hedge.

Changes in fair value of derivatives that qualify as fair value hedging instruments are recognized in the income statement, together with changes in the fair value of the hedged asset or liability attributable to the risk being hedged.

Changes in the fair value of derivatives that qualify and have been designated as cash flow hedges, which are highly effective, are recognized in equity. The ineffective portion is recognized immediately in the income statement. Fair value changes recognized in equity arising from hedges that relate to firm commitments or forecast transactions that result in the recognition of non-financial assets or liabilities are included in the initial carrying amount of those assets or liabilities. Otherwise, changes in fair value previously recognized in equity are recognized in the income statement in the period in which the hedged transaction affects profit or loss.

An instrument designated to hedge foreign currency exposure from a net investment in a foreign operation is accounted for in a similar manner to cash flow hedges.

When the Group chooses not to apply hedge accounting criteria, gains or losses resulting from changes in the fair value of derivatives are taken directly to the income statement. In this respect, transactions used to reduce the exchange rate risk of income contributed by foreign subsidiaries are not treated as hedging transactions.

j) Inventories

Materials stored for use in investment projects and inventories for consumption and replacement are valued at the lower of weighted average cost and net realizable value.

Inventories include audio-visual rights which will generally be consumed in a period of less than twelve months, and advanced payments to suppliers for future rights, as well as own content whose production cycle will in no case exceed thirty-six months.

The cost of film, documentary, short film and series rights acquired from third parties is charged to the income statement on a straight-line basis from the time of first broadcasting or release until the completion of the rights.

Broadcasting rights to football and motor sports events, including their inherent production costs, are charged to the income statement on a straight-line basis over twelve months from the start of the season, while rights to other premium sports are charged over the period of the competition. All other sports rights are recognized in the income statement upon first broadcast.

In-house produced programs and series and program titles are charged at the time of their broadcast or up to thirty-six months from the date of release, depending on their nature and broadcasting strategy. The cost of in-house productions that the Group expects to recover through sale to third parties is recognized as an intangible asset.

The cost of broadcasting rights that have expired or whose recovery value is estimated to be lower than the acquisition cost is recognized directly as an expense.

k) Pensions and other employee obligations

Provisions required to cover the accrued liability for defined benefit pension plans are determined using the projected unit credit actuarial valuation method. The calculation is based on demographic and financial assumptions determined at a country level, and in consideration of the macroeconomic environment. The discount rates are determined based on high quality market yield curves. Plan assets are measured at fair value.

Provisions for post-employment benefits (e.g. early retirement or other) are calculated individually based on the terms agreed with the employees. In some cases, these may require actuarial valuations based on both demographic and financial assumptions.

l) Revenues and expenses

The Telefónica Group revenues are derived principally from providing the following telecommunications services: traffic, connection fees, regular (normally monthly) network usage fees, interconnection, network and equipment leasing, handset sales and other digital services such as Pay TV and value-added services or maintenance. Products and services may be sold separately or bundled in promotional packages.

Revenues from calls carried on Telefónica's networks (traffic) entail an initial call establishment fee plus a variable call rate, based on call length, distance and type of service. Both fixed and wireless traffic is recognized as revenue as service is provided. For prepaid calls, the amount of unused traffic generates deferred revenues presented in Contractual liabilities on the statement of financial position.

Revenues from traffic sales and services at a fixed rate over a specified period of time (flat rate) are recognized on a straight-line basis over the term covered by the rate paid by the customer.

Installation fees are taken to the income statement on a straight-line basis over the related period. Equipment leases and other services are taken to the income statement as they are consumed.

Interconnection revenues from fixed-wireless and wireless-fixed calls and other customer services are recognized in the period in which the calls are made.

Revenues from handset and equipment sales are recognized once the sale is considered complete, i.e., generally when delivered to the end customer.

When the Group is in an intermediary position between a supplier/vendor and an end customer, it must determine if it is supplying the product or service as the principal in the transaction or if it is acting as an agent on behalf of the supplier (manufacturer, wholesaler). The distinction determines who controls the goods or services being provided and who has the primary obligation to satisfy the performance obligation. This assessment affects the timing and amount of revenue recognized in the financial statements, either on a gross basis as the principal or on a net basis as the agent, representing the margin earned by the Group for arranging the transaction between the principal and the customer. This is particularly relevant for the Group in connection with digital services such as streaming TV content and cloud-based software.

For bundled packages that include multiple elements sold in the fixed, wireless, Internet and television businesses it is determined whether it is necessary to identify the separate performance obligations and apply the corresponding revenue recognition policy to each one. Total package revenues are allocated among the identified performance obligations based on their respective standalone selling prices.

As connection or initial activation fees, or upfront non-refundable fees, are not separately identifiable performance obligations in these types of packages, any consideration received from the customer for these items is allocated to the remaining elements.

When the customer has a right of return, the agreed consideration is considered variable. The Group estimates the amount of variable consideration to which it is entitled using the expected value method (probability-weighted possible amounts), considering all historical, current and forecast information that is reasonably available, and only to the extent that it determines that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur.

Expenses relating to customer contracts (mainly, commissions payable to dealers for customer acquisitions) are recognized as an asset to the extent that they are incremental and are expected to be recovered. Subsequently, these costs are amortized over the same term as the revenues associated with such contract are recognized, unless the expected amortization period is one year or less, in which case they are expensed as incurred.

As part of our strategy, the Group has increased its use of renewable energy through power purchase agreements (PPAs) to purchase energy from sustainable sources, such as wind and solar. These contracts often have a long term and provide the Group with a mechanism to ensure the supply of green energy at fixed prices. When these arrangements involve physical delivery of electricity and are entered into for the purpose of receiving the energy for the entity's expected purchase, sale or usage requirements (i.e. volume agreed does not exceed actual and expected power needs), the contract is for "own use" and is generally accounted for as power purchases or sales when the underlying transactions take place.

m) Non-current assets held for sale

The Group classifies non-current assets and disposal groups as held for sale if their carrying amounts will be recovered principally through a sale transaction rather than through continuing use. Non-current assets and disposal groups classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell and are presented separately in the statement of financial position as "Non-current assets and disposal groups held for sale" and "Liabilities associated with non-current assets and disposal groups held for sale". Once classified as held for sale property, plant and equipment and intangible assets (including right-of-use assets) are no longer depreciated or amortized.

The criteria for held for sale classification is regarded as met only when the Group determines the sale to be highly probable: management is committed to a decision to sell and all actions required to complete the sale indicate that it is unlikely that significant changes to the sale will be made or that the decision will be withdrawn. In addition, the asset or disposal group is available for immediate sale in its present condition (subject only to terms that are usual and customary for such transactions) and the sale is expected to be completed within one year from the date of the classification.

n) Use of estimates

The key assumptions concerning the future and other relevant sources of uncertainty in estimates at the reporting date that could have a significant impact on the consolidated financial statements within the next financial year are discussed below.

A significant change in the facts and circumstances on which these estimates and related judgments are based could have a material impact on the Group's results and financial position. Accordingly, sensitivity analysis are disclosed for the most relevant situations (see Notes 7 and 24).

Non-current assets and goodwill

The accounting treatment of investments in non-current assets such as property, plant and equipment, intangible assets and interests in associates and joint ventures, entails the use of estimates to determine the useful life for depreciation and amortization purposes and to assess fair value at their acquisition dates for assets acquired in business combinations.

Determining useful life requires making estimates in connection with future technological developments and alternative uses for assets. There is a significant element of judgment involved in making technological development assumptions, since the timing and scope of future technological advances are difficult to predict.

Also, upon the sale or contribution of a controlled business to an associate or joint venture, the Group measures and recognizes any retained interest at its fair value. The fair value assigned to the retained investment is determined on the basis of its business plan, including significant judgments when considering significant assumptions such as long-term OIBDA margin, long-term capital expenditure ratio, discount rate and perpetuity growth rate which would be significantly affected by the future trends in the economic, competitive, regulatory and technological environment.

The decision to recognize an impairment loss involves developing estimates that include, among others, an analysis of the causes of the potential impairment, as well as its timing and expected amount. Furthermore, additional factors, such as technological obsolescence, the suspension of certain services and other circumstantial changes, which highlight the need to evaluate a possible impairment, are taken into account.

The Telefónica Group evaluates its cash-generating units' performance on a regular basis to identify potential impairments of goodwill and other non-current assets. Determining the recoverable amount of the cash-generating units also entails the use of assumptions and estimates and requires a significant element of judgment.

Deferred income taxes

The Group assesses the recoverability of deferred tax assets based on estimates of future earnings, and of all the options available to achieve an outcome, it considers the most efficient one in tax terms within the legal framework the Group is subject to. Such recoverability ultimately depends on the Group's ability to generate taxable earnings over the period for which the deferred tax assets remain deductible. This analysis is based on the estimated schedule for reversing deferred tax liabilities, as well as estimates of taxable earnings, which are sourced from internal projections that are continuously updated to reflect the latest trends.

The recognition of tax assets and liabilities depends on a series of factors, including estimates as to the timing and realization of deferred tax assets and the projected tax payment schedule. Actual Group company income tax receipts and payments could differ from the estimates made by the Group as a result of changes in tax legislation, the outcome of underway tax proceedings or unforeseen future transactions that could affect tax balances.

Provisions

Provisions are recorded when, at the end of the period, we have a present obligation as a result of past events, whose settlement requires an outflow of resources that is considered probable and can be measured reliably. This obligation may be legal or constructive, arising from, but not limited to, regulation, contracts, common practice or public commitments, which have created a valid expectation for third parties that we will assume certain responsibilities. The amount recorded is the best estimation performed by the management in respect of the expenditure that will be required to settle the obligations, considering all the information available at the closing date, including the advice of external experts, such as legal advisors or consultants.

Should we be unable to reliably measure the obligation, no provision would be recorded and information would then be presented in the notes to the Consolidated Financial Statements.

Because of the inherent uncertainties in this estimation, actual expenditures may be different from the originally estimated amount recognized.

Revenue recognition

Bundled offers

Bundled offers that combine different elements are assessed to determine whether it is necessary to separate the different identifiable components and apply the corresponding revenue recognition policy to each element. Total package revenues are allocated among the identified elements based on their respective standalone selling prices.

Determining standalone selling prices for each identified element requires estimates that are complex due to the nature of the business.

A change in estimates of standalone selling prices could affect the apportionment of revenue among the elements and, as a result, the timing of recognition of revenues.

Leases

Accounting for rights and obligations as a lessee under a lease contract requires the use of estimations to determine the lease term in contracts that include extension options or early termination options.

Determining the lease term involves making estimates over the time horizon of the Group's strategic planning process with respect to relevant factors such as expected technological progress, possible regulatory developments, market and competition trends or changes in the business model. The assumptions regarding these variables involve a significant degree of judgment to the extent that the timing and nature of future changes are difficult to anticipate.

Due to the uncertainties inherent to these estimates, changes in the assumptions made in respect of uncertain

matters when determining the lease term of a lease contract may have an impact on the amounts of the right of use assets and lease liabilities recognized on the basis of the estimates made by the Group.

o) New IFRS and interpretations of the International Financial Reporting Interpretations Committee (IFRIC)

The accounting policies applied in the preparation of the consolidated financial statements for the year ended December 31, 2022 are consistent with those used in the preparation of the Group's consolidated annual financial statements for the year ended December 31, 2021, with the exception of the following new standards and amendments to existing standards issued by the IASB and adopted by the European Union for application in Europe, which are mandatory for annual periods beginning on or after January 1, 2022.

The application of these amendments for the current reporting period did not have a significant impact on the consolidated financial statements of the Group. The Group did not have to change its accounting policies or make retrospective adjustments as a result of adopting these amendments.

Amendments to IAS 37: Costs of fulfilling a contract
The amendments to IAS 37 clarify that when assessing whether a contract is onerous, an entity needs to include all unavoidable costs that relate directly to a contract, including both incremental costs and an allocation of costs directly related to fulfilling contract activities. The Group applied the amendments to the contracts for which it had not fulfilled all of its obligations at the beginning of the reporting period.

Amendments to IFRS 3: Reference to Conceptual Framework
Minor amendments were made to update the references to the Conceptual Framework for Financial Reporting and to add an exception to the recognition principle in IFRS 3 Business Combinations regarding liabilities and contingent liabilities within the scope of IAS 37 Provisions, Contingent Liabilities and Contingent Assets and Interpretation 21 Levies. The exception requires entities to apply the criteria in IAS 37 or IFRIC 21, respectively, instead of the Conceptual Framework, to determine whether a present obligation exists at the acquisition date. The amendments to IFRS 3 also clarify that contingent assets do not qualify for recognition at the acquisition date.

Amendments to IAS 16: Proceeds Before Intended Use
The amendment prohibits entities from deducting from the cost of an item of property, plant and equipment, any proceeds of the sale of items produced while the entity is preparing the asset for its intended use (including while assessing technical and physical performance of the asset). Instead, an entity recognizes the proceeds from selling such items, and the costs of producing those items, in profit or loss.

Annual Improvements to IFRS Standards 2018-2020
As part of the annual improvements finalized in May 2020, IFRS 9 Financial Instruments was amended to clarify which fees should an entity include when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. These fees include only those paid or received between the borrower and the lender, including fees paid or received by either the borrower or lender on the other's behalf.

New standards and amendments to standards issued but not effective as of December 31, 2022.

At the date of preparation of the consolidated financial statements, the following IFRS and amendments to existing standards had been published, but their application is not mandatory:

Standards and amendments		Mandatory application: annual periods beginning on or after
IFRS 17 (and subsequent amendments)	Insurance Contracts	January 1, 2023
Amendments to IAS 1	Disclosure of Accounting Policies	January 1, 2023
Amendments to IAS 8	Definition of Accounting Estimates	January 1, 2023
Amendments to IAS 12	Deferred Tax related to Assets and Liabilities Arising from a Single Transaction	January 1, 2023
Amendments to IAS 1	Classification of Liabilities as Current or Non-current	January 1, 2024
Amendments to IAS 1	Non-current Liabilities with Covenants	January 1, 2024
Amendments to IFRS 16	Lease Liability in a Sale and Leaseback	January 1, 2024

Based on the assessment performed to date, the Group estimates that the adoption of these new pronouncements will not have a significant impact on the consolidated financial statements in the initial period of application. In particular, the Group has made further progress in its assessment to identify contracts that meet the definition of insurance contracts and are therefore within the scope of IFRS 17 Insurance Contracts, but the Group estimates that the future application of the new requirements will not have a significant impact on consolidated equity upon first-time adoption.

Note 4. Segment information

In 2022 the Telefónica Group is reporting financial information, both internally and externally, according to the following segments: Telefónica Spain, VMO2 (recorded by the equity method), Telefónica Germany, Telefónica Brazil and Telefónica Hispam (formed by the Group's operators in Colombia, Mexico, Venezuela, Ecuador, Argentina, Chile, Peru and Uruguay).

During 2021, compared to 2020, the Telefónica Group changed its reporting segments as follows:

(i) On June 1, 2021, upon the establishment of the VMO2 joint venture (whose results are accounted for under the equity method), the former Telefónica United Kingdom segment was replaced by the new VMO2 segment (see notes 2 and 10). The 2021 results include the consolidation of Telefónica United Kingdom from January 1 to June 1, and the equity accounting of 50% of the net result of VMO2 from June 1 to December 31 (see Note 10). The gain registered on the establishment of VMO2, amounting to 4,460 million euros (see notes 2 and 26), are recorded in "Other companies".

(ii) The Telxius Group ceased to be a reporting segment as a result of the sale of the telecommunications towers divisions in Europe and Latin America (see Note 2). The Telxius Group's results as well as the gain obtained for the sale of the telecommunications towers divisions, amounting to 6,099 million euros (see notes 2 and 26), were recorded in "Other companies".

The impairment losses on goodwill and other assets of Telefónica Argentina recorded in 2020, the impairment loss on goodwill of Telefónica del Perú in 2021 (see Note 7) and the impairment losses on other assets of Telefonica Argentina in 2022 (see notes 6 and 8), are included in the Telefónica Hispam segment.

The segments referred to above include the information relating to the fixed, mobile, cable, data, internet, television and other digital services businesses provided in each country. Intersegment transactions are carried out as if on an arm's length basis.

Information relating to other Group companies not specifically included in these segments is reported under "Other companies" (see Appendix I), which includes Telefónica, S.A. and other holding companies, as well as companies whose main purpose is to provide cross-sectional services to Group companies and other operations not included in the segments.The Incremental Group and BE-terna Group, acquired in 2022, and Cancom Group, acquired in 2021 (see Note 5), are reported within "Other companies". "Other companies" also includes the share of results of investments accounted for by the equity method corresponding to the fiber optic companies incorporated in 2021 and 2022 (see Note 10).

The Group centrally manages borrowing activities, mainly through Telefónica, S.A. and other companies (see Note 19, Appendix III and Appendix V), so most of the Group's financial assets and liabilities are reported under Other companies. In addition, Telefónica, S.A. is the head of the Telefónica tax group in Spain (see Note 25). Therefore, a significant part of the deferred tax assets and liabilities is included under Other companies. For these reasons, the results of the segments are disclosed through operating income.

The "Eliminations" of the Group at OIBDA level mainly reflected the leases of Telxius Group (in 2020 and 2021, up to the date of sale of these companies) to other Telefónica Group companies, due to the asymmetry in accounting between lessor and lessee under IFRS 16. This impact is mostly offset at operating income level.

Revenues and expenses arising from intra-group invoicing for the use of the trademark and management services were eliminated from the operating results of each Group segment. The results of the holding companies also exclude dividends from Group companies and impairments of investments in Group companies. These adjustments have no impact on the Group's consolidated results. In addition, segment reporting considers the impact of the purchase price allocation to the assets acquired and the liabilities assumed by the companies included in each segment. The assets and liabilities presented in each segment are those managed by the heads of each segment, regardless of their legal structure.

The following table presents income, CapEx information (capital expenditures in intangible assets and property, plant and equipment, see Notes 6 and 8) and acquisitions of rights of use (see Note 9) regarding the Group's operating segments:

	2022							
Millions of euros	**Telefónica Spain**	**VMO2**	**Telefónica Germany**	**Telefónica Brazil**	**Telefónica Hispam**	**Other companies**	**Eliminations**	**Total Group**
Revenues	12,497	—	8,224	8,870	9,141	3,243	(1,982)	39,993
External revenues	12,224	—	8,195	8,854	9,026	1,685	9	39,993
Intersegment revenues	273	—	29	16	115	1,558	(1,991)	—
Other operating income and expenses[1]	(7,909)	—	(5,666)	(5,138)	(7,183)	(3,149)	1,904	(27,141)
OIBDA	**4,588**	**—**	**2,558**	**3,732**	**1,958**	**94**	**(78)**	**12,852**
Depreciation and amortization	(2,157)	—	(2,295)	(2,369)	(1,799)	(218)	42	(8,796)
Operating income	**2,431**	**—**	**263**	**1,363**	**159**	**(124)**	**(36)**	**4,056**
Share of income (loss) of investments accounted for by the equity method	**(15)**	**292**	**—**	**—**	**(19)**	**(41)**	**—**	**217**
CapEx	**1,550**	**—**	**1,209**	**1,795**	**1,058**	**212**	**(5)**	**5,819**
Acquisitions of rights of use	**724**	**—**	**594**	**596**	**514**	**17**	**3**	**2,448**

[1] Other operating income and expenses includes "Other income", "Supplies", "Personnel expenses" and "Other expenses".

Millions of euros	2021								
	Telefónica Spain	Telefónica United Kingdom	VMO2	Telefónica Germany	Telefónica Brazil	Telefónica Hispam	Other companies	Eliminations	Total Group
Revenues	12,417	2,628	—	7,765	6,910	8,362	3,059	(1,864)	39,277
External revenues	12,156	2,609	—	7,738	6,897	8,258	1,628	(9)	39,277
Intersegment revenues	261	19	—	27	13	104	1,431	(1,855)	—
Other operating income and expenses[1]	(9,040)	(1,709)	—	(5,341)	(3,772)	(6,644)	7,589	1,623	(17,294)
OIBDA	**3,377**	**919**	**—**	**2,424**	**3,138**	**1,718**	**10,648**	**(241)**	**21,983**
Depreciation and amortization	(2,153)	—	—	(2,394)	(1,918)	(1,873)	(356)	297	(8,397)
Operating income	**1,224**	**919**	**—**	**30**	**1,220**	**(155)**	**10,292**	**56**	**13,586**
Share of (loss) income of investments accounted for by the equity method	**(2)**	**—**	**(103)**	**—**	**—**	**(6)**	**(16)**	**—**	**(127)**
CapEx	**1,815**	**933**	**—**	**1,284**	**2,069**	**978**	**206**	**(18)**	**7,267**
Acquisitions of rights of use[2]	**482**	**389**	**—**	**833**	**489**	**387**	**113**	**(254)**	**2,439**

[1]Other operating income and expenses includes "Other income", "Supplies", "Personnel expenses" and "Other expenses".

[2] Additionally, rights of use in the amount of 2,633 million euros have been recorded in 2021 following the sale of the tower division of Telxius (see Note 9).

	2020							
Millions of euros	**Telefónica Spain**	**Telefónica United Kingdom**	**Telefónica Germany**	**Telefónica Brazil**	**Telefónica Hispam**	**Other companies**	**Eliminations**	**Total Group**
Revenues	12,401	6,708	7,532	7,422	7,922	2,647	(1,556)	43,076
External revenues	12,118	6,666	7,500	7,406	7,786	1,610	(10)	43,076
Intersegment revenues	283	42	32	16	136	1,037	(1,546)	—
Other operating income and expenses[1]	(7,355)	(4,644)	(5,223)	(4,234)	(6,932)	(2,288)	1,098	(29,578)
OIBDA	**5,046**	**2,064**	**2,309**	**3,188**	**990**	**359**	**(458)**	**13,498**
Depreciation and amortization	(2,184)	(389)	(2,394)	(1,965)	(2,274)	(468)	315	(9,359)
Operating income	**2,862**	**1,675**	**(85)**	**1,223**	**(1,284)**	**(109)**	**(143)**	**4,139**
Share of income (loss) of investments accounted for by the equity method	**(4)**	**—**	**—**	**—**	**—**	**6**	**—**	**2**
CapEx	**1,408**	**913**	**1,094**	**1,372**	**833**	**454**	**(213)**	**5,861**
Acquisitions of rights of use	**138**	**116**	**1,159**	**768**	**364**	**378**	**(909)**	**2,014**

[1]Other operating income and expenses includes "Other income", "Supplies", "Personnel expenses" and "Other expenses".

The table below shows the income, CapEx and acquisitions of rights of use of VMED O2 UK (VMO2) in 2022 and 2021 (see Note 2). VMO2 is a joint venture 50% owned by Telefónica and Liberty Global and is recorded under the equity method (see Note 10). The tables below show the information of the joint venture at 100% and the reconciliation with the Telefónica Group's share of income (loss) accounted for by the equity method.

VMO2

Millions of euros	January-December 2022	June 1 to December 31, 2021
Revenues	12,155	7,223
Other operating income and expenses	(7,754)	(4,773)
OIBDA	**4,401**	**2,450**
Depreciation and amortization	(4,170)	(2,395)
Operating income	**231**	**55**
Share of income (loss) of investments accounted for by the equity method	**1**	**—**
Financial income	24	27
Financial expenses	(1,020)	(504)
Realised and unrealised gains on derivative instruments, net	2,567	489
Foreign currency transaction losses, net	(1,296)	(367)
Net financial expense	**275**	**(355)**
Result before taxation	**507**	**(300)**
Income tax	(15)	65
Result for the period (100% VMO2)	**492**	**(235)**
50% attributable to Telefónica Group	**246**	**(117)**
Share-based compensation	14	14
Other adjustments	32	—
Share of income (loss) of investments accounted for by the equity method	**292**	**(103)**
Capital expenditures (CapEx)	**2,707**	**1,508**
Acquisitions of rights of use	**118**	**75**

The following table presents main assets and liabilities by segment:

	2022							
Millions of euros	**Telefónica Spain**	**VMO2**	**Telefónica Germany**	**Telefónica Brazil**	**Telefónica Hispam**	**Other companies**	**Eliminations**	**Total Group**
Fixed assets	14,285	—	11,602	18,217	7,870	2,237	(9)	54,202
Rights of use	1,722	—	3,277	2,048	1,169	100	(37)	8,279
Investments accounted for by the equity method	252	10,779	—	—	146	410	—	11,587
Financial assets and other non-currents assets	875	—	992	984	1,578	6,082	(2,410)	8,101
Deferred tax assets	2,395	—	463	485	612	929	—	4,884
Other current financial assets	32	—	34	162	222	7,435	(5,441)	2,444
Non-current assets and disposal groups held for sale	—	—	—	—	—	7	—	7
Total allocated assets	**27,917**	**10,779**	**19,142**	**24,875**	**15,951**	**26,288**	**(15,310)**	**109,642**
Non-current financial liabilities	2,089	—	1,510	653	2,502	30,425	(2,120)	35,059
Non-current lease liabilities	1,317	—	2,663	1,531	1,115	45	(14)	6,657
Deferred tax liabilities	95	—	274	1,032	744	922	—	3,067
Current financial liabilities	1,840	—	128	350	4,120	8,449	(10,867)	4,020
Current lease liabilities	392	—	597	629	402	19	(19)	2,020
Liabilities associated with non-current assets and disposal groups held for sale	—	—	—	—	—	—	—	—
Total allocated liabilities	**16,782**	**—**	**10,246**	**9,437**	**13,861**	**42,869**	**(15,261)**	**77,934**

	2021							
Millions of euros	**Telefónica Spain**	**VMO2**	**Telefónica Germany**	**Telefónica Brazil**	**Telefónica Hispam**	**Other companies**	**Eliminations**	**Total Group**
Fixed assets	14,499	—	12,124	15,056	7,637	1,667	(14)	50,969
Rights of use	1,433	—	3,349	1,701	1,064	99	(67)	7,579
Investments accounted for by the equity method	263	12,129	—	—	128	253	—	12,773
Financial assets and other non-currents assets	549	—	883	888	1,001	7,428	(3,402)	7,347
Deferred tax assets	2,345	—	433	454	713	1,671	—	5,616
Other current financial assets	40	—	70	56	838	8,379	(5,548)	3,835
Non-current assets and disposal groups held for sale	—	—	—	—	102	256	—	358
Total allocated assets	**24,971**	**12,129**	**19,953**	**21,461**	**15,628**	**29,544**	**(14,473)**	**109,213**
Non-current financial liabilities	2,140	—	1,627	11	2,778	31,288	(2,554)	35,290
Non-current lease liabilities	1,082	—	2,781	1,317	1,192	55	(36)	6,391
Deferred tax liabilities	119	—	291	1,040	594	558	—	2,602
Current financial liabilities	1,019	—	89	199	4,620	9,669	(8,591)	7,005
Current lease liabilities	378	—	548	460	295	14	(16)	1,679
Liabilities associated with non-current assets and disposal groups held for sale	—	—	—	—	—	134	—	134
Total allocated liabilities	**17,042**	**—**	**10,819**	**7,600**	**14,306**	**45,129**	**(14,367)**	**80,529**

The detail of assets and liabilities of VMO2 is as follows (amounts corresponding to 100% of the company, see Note 10):

VMO2

Millions of euros	December 2022	December 2021
Fixed assets	42,576	46,258
Rights of use	862	1,058
Financial assets and other non-currents assets	2,763	1,348
Deferred tax assets	79	115
Other current financial assets	511	214
Total assets	**50,062**	**52,333**
Non-current financial liabilities	19,668	19,185
Non-current lease liabilities	725	885
Deferred tax liabilities	1	9
Current financial liabilities	3,248	2,841
Current lease liabilities	221	219
Total liabilities	**28,626**	**28,198**

The composition of segment revenues is as follows:

Millions of euros	2022				2021				2020			
Country by segments	Fixed	Mobile	Others and elims.	Total	Fixed	Mobile	Others and elims.	Total	Fixed	Mobile	Others and elims.	Total
Spain (*)				12,497				12,417				12,401
United Kingdom	—	—	—	—	96	2,532	—	2,628	232	6,476	—	6,708
Germany	806	7,394	24	8,224	814	6,942	9	7,765	785	6,730	17	7,532
Brazil	2,764	6,106	—	8,870	2,300	4,610	—	6,910	2,531	4,891	—	7,422
Hispam	3,138	6,003	—	9,141	2,907	5,444	11	8,362	2,836	5,070	16	7,922
Other and inter-segment eliminations			1,261	1,261			1,195	1,195			1,091	1,091
Total Group				39,993				39,277				43,076

Note: In the countries of Telefónica Hispam segment with separate fixed and mobile operating companies, intercompany revenues were not considered.
(*) The detail of revenues for Telefónica Spain is shown in the table below.

Given the convergence reached at Telefónica Spain due to the high penetration of convergent offers in Telefónica Spain, the revenue breakdown by fixed and mobile is less relevant in this segment. For this reason, management believes that the revenue breakdown shown below is more meaningful.

Millions of euros			
Telefónica Spain	2022	2021	2020
Retailers	9,662	9,699	9,906
Wholesalers, mobile handsets sales and others	2,835	2,718	2,495
Total	12,497	12,417	12,401

Note 5. Business combinations

2022

Acquisition of mobile assets of Oi Group

On April 20, 2022, the closing of the transaction related to the Purchase Agreement for Acquisition of UPI Mobile Assets of Oi Group took place, and Telefónica Brasil acquired, on such date, all the shares of the company Garliava RJ Infraestrutura e Redes de Telecomunicações S.A. (Garliava), to which the mobile assets of Oi Group assigned to Telefónica Brasil had been contributed, under the segregation plan stated in the Oi Agreement (see Note 29).

The mobile assets of Oi Group finally assigned to Telefónica Brasil were the following:

- Customers: approximately 12.5 million (equivalent to 30% of the total customer base of the mobile assets of Oi Group) – according to ANATEL's February 2022 data;
- Spectrum: 43 MHz as national population-weighted average (46% of the radiofrequency of the mobile assets of Oi Group); and
- Infrastructure: contracts for the use of approximately 2.7 thousand sites of mobile access (corresponding to 19% of the sites of the mobile assets of Oi Group).

This transaction brings benefits to the Brazilian telecommunications sector, expanding the capacity to make investments and create technological innovations in a sustainable and rational manner, contributing to the digitalization of the country through the construction and expansion of networks in cutting-edge technologies, such as 5G and fiber, which translates into services with better coverage and quality to users. In addition, the transaction has the potential to generate synergies for the Company, through the optimization of operating costs and efficient allocation of investments due to the integration of the incorporated assets.

On the date of approval of these consolidated financial statements, the Company has already concluded the report for the allocation of the purchase price. The following table presents the consideration, the fair value of the identifiable assets and the liabilities assumed at the acquisition date and the goodwill:

Millions of euros	
Consideration	1,093
Intangible assets	539
Licenses	520
Customer relationships	19
Property, plant and equipment	29
Rights of use	105
Deferred tax assets	44
Trade receivables	74
Other assets	30
Cash and cash equivalents	13
Lease liabilities	(117)
Trade payables	(24)
Provisions	(221)
Other liabilities	(55)
Fair value of net assets	**417**
Goodwill (Note 7)	**676**

The fair value of the licenses has been determined using the discounted cash flow method of the Income Approach, which considers the earning capacity of the asset. The amortization period of the licenses ranges from 5 to 15 years (average period of 10.08 years).

The fair value of trade receivables amounts to 74 million euros, which does not differ from the book value consisting of a gross amount of 81 million euros, net of estimated impairment losses of 7 million euros.

At the acquisition date, contingent liabilities have been recognized at fair value in the amount of 90 million euros.

The contribution of Garliava since its inclusion in the scope of consolidation and until December 31, 2022 was 206 million euros in revenues and 1 million euros in profit for the period. The information is only available since the mobile assets of Oi assigned to Telefónica Brasil were contributed to Garliava. Consequently, it is not practicable to calculate these impacts as if the transaction had taken place on January 1, 2022.

On September 17, 2022, Telefónica Brasil, together with Claro S.A. and TIM S.A. ("Buyers"), notified Oi, pursuant to the Agreement, about (i) the determination of the post-closing price adjustment in benefit of the Buyers; and (ii) the losses known to date (as defined in the Agreement) in relation to which the Buyers have indemnification rights against the Seller in the total amount of 353 million

Brazilian reais, of which 64 million Brazilian reais (approximately 12 million euros) are attributable to Telefónica Brasil. The post-closing adjustment notice presents values and calculations determined with the support of a specialized company, based on the best analysis of the information received and understanding of the Agreement, totaling the maximum amount of 3,187 million Brazilian reais for the price adjustment on behalf of the Buyers. From the price adjustment amount calculated, the amount attributable to Telefónica Brasil is equivalent to up to 1,075 million Brazilian reais (approximately 204 million euros), part of which (488 million Brazilian reais, approximately 93 million euros) is guaranteed by the retention of 10% on the amount paid for the acquisition (see Note 2). On October 3, 2022, Telefónica Brasil, together with Claro S.A. and TIM S.A., started the arbitration procedure against the Seller (see Note 29.c). The Buyers made a judicial deposit of the amount withheld from the updated purchase price (see Note 15), until the dispute arising from the price adjustment is resolved by arbitration, corresponding to Telefónica Brazil an amount of 522 million reais at December 31, 2022 (approximately 94 million euros).

Acquisition of Incremental

On March 21, 2022, Telefónica Telefónica Tech UK & Ireland, Ltd completed the acquisition of 100% of the shares of the British group Perpetual TopCo, Limited and affiliates (Incremental), one of Microsoft's fastest-growing business partners in the UK, for a 104 million euros consideration (including potential contingent payments linked to its future performance). In addition, at the closing of the transaction a payment was made in the amount of 91 million euros to cancel payment obligations of the acquired companies.

With this acquisition, the Group significantly increased its scale and competencies in Microsoft technologies.

At the date of preparation of these consolidated financial statements, the purchase price allocation is provisional. The following table presents the consideration, the fair value of assets and liabilities identified at the acquisition date and the preliminary goodwill:

Millions of euros	
Share purchase price	104
Payment obligations cancelled	91
Total	**195**
Intangible assets	24
Customer relationships	23
Other intangible assets	1
Property, plant and equipment	1
Rights of use	1
Accounts receivable	11
Other assets	1
Cash and cash equivalents	9
Lease liabilities	(2)
Accounts payable	(3)
Deferred tax liabilities	(6)
Other liabilities	(11)
Fair value of net assets	**25**
Preliminary goodwill (Note 7)	**170**

The contribution of Incremental to the profit for the year, after the impact of the amortization of the assets identified in the purchase price allocation, has been a 1 million euro profit.

Acquisition of BE-terna

On June 9, 2022, Telefónica Cybersecurity & Cloud Tech, S.L.U. completed the acquisition of 100% of the shares of the German group BE-terna Acceleration Holding GmbH and affiliates ("BE-terna Group"), for a 191 million euros consideration (including potential contingent payments linked to its future performance). In addition, at the closing of the transaction a payment was made in the amount of 162 million euros to cancel payment obligations of the acquired companies.

BE-terna Group has a highly qualified team of more than 1,000 employees in 28 locations in Germany, Austria, Switzerland, the Adriatic region and the Nordic countries, among other markets. With this acquisition, the Group significantly enriches its geographic scale and its professional and managed services capabilities across Europe.

At the date of preparation of these consolidated financial statements, the purchase price allocation is provisional. The following table presents the consideration, the fair value of assets and liabilities identified at the acquisition date and the preliminary goodwill:

Millions of euros	
Share purchase price	191
Payment obligations cancelled	162
Total	**353**
Intangible assets	77
Customer relationships	57
Other intangible assets	20
Property, plant and equipment	6
Right of use	5
Accounts receivable	19
Other assets	12
Cash and cash equivalents	17
Lease liabilities	(5)
Trade payables	(9)
Deferred tax liabilities	(21)
Current tax payables	(6)
Other liabilities	(21)
Fair value of net assets	**74**
Preliminary goodwill (Note 7)	**279**

The contribution of BE-terna Group to the profit for the year, after the impact of the amortization of the assets identified in the purchase price allocation, has been a 3 million euros loss.

2021

Acquisition of Cancom

On July 29, 2021, Telefónica Cybersecurity & Cloud Tech, S.L.U. reached an agreement with Cancom Group for the acquisition of 100% of the shares of the British company Cancom Ltd.

Cancom Ltd (currently called Telefónica Tech UK & Ireland Ltd.) is a company that provides end-to-end advanced cloud and cybersecurity services in the United Kingdom and Ireland.

The following table presents the transaction, fair value of assets and liabilities identified at the acquisition moment, and the goodwill generated:

Millions of euros	
Enterprise value	398
Adjustments of debt and cash	(127)
Consideration (share purchase price)	**271**
Intangible assets	108
Customer relationships	107
Other intangible assets	1
Property, plant and equipment	15
Rights of use	8
Other non-current assets	6
Other current assets	45
Deferred tax assets	2
Cash and cash equivalents	19
Deferred tax liabilities	(27)
Other non-current liabilities	(140)
Other current liabilities	(49)
Fair value of net assets	**(13)**
Goodwill (Note 7)	**284**

In addition, at the closing of the transaction a payment was made in the amount of 122 million euros to cancel accounts payable of the acquired companies to Cancom Group.

Customer relationships were valued using the MEEM ("Multiple Excess Earnings Method"), which is based on calculating the discounted cash flows reflecting the economic benefits attributable to the customer base after consideration of all value contributions of other assets.

The contribution of Cancom Ltd to the profit for the year 2021, after the impact of the amortization of the assets identified in the purchase price allocation, was a 4 million euros loss.

Note 6. Intangible assets

The composition of and movements in net intangible assets in 2022 and 2021 are as follows:

2022

Millions of euros	Balance at 12/31/2021	Additions	Amortization	Disposals	Impair-ments	Transfers and others	Translation differences and hyperinflation adjustments	Business combi-nations	Balance at 12/31/2022
Service concession arrangements and licenses	7,328	173	(844)	—	(19)	—	392	520	7,550
Software	2,494	495	(1,337)	—	(2)	1,011	119	20	2,800
Customer base	971	—	(356)	—	—	1	—	105	721
Trademarks	276	—	(34)	—	—	1	18	2	263
Other intangible assets	42	22	(28)	(4)	(2)	9	—	—	39
Intangible assets in process	614	840	—	—	(8)	(818)	16	—	644
Total intangible assets	**11,725**	**1,530**	**(2,599)**	**(4)**	**(31)**	**204**	**545**	**647**	**12,017**

2021

Millions of euros	Balance at 12/31/2020	Additions[(1)]	Amortization	Disposals	Transfers and others	Translation differences and hyperinflation adjustments	Business combi-nations	Balance at 12/31/2021
Service concession arrangements and licenses	6,573	1,188	(725)	(3)	197	98	—	7,328
Software	2,380	513	(1,226)	(8)	828	6	1	2,494
Customer base	1,238	—	(376)	—	—	2	107	971
Trademarks	512	2	(39)	(210)	—	11	—	276
Other intangible assets	51	17	(22)	—	(3)	(1)	—	42
Intangible assets in process	734	690	—	(8)	(807)	5	—	614
Total intangible assets	**11,488**	**2,410**	**(2,388)**	**(229)**	**215**	**121**	**108**	**11,725**

[(1)] Total additions of intangible assets in 2021 amounted to 2,981 million euros, including the additions corresponding to companies held for sale and sold companies during the annual reporting period (see Note 2).

Additions of spectrum in 2022 amounted to 173 million euros (1,704 million euros in 2021, including the additions corresponding to "Non-current assets and disposal groups held for sale").

In 2022 15 MHz of spectrum in the 1900 MHz band was renewed in Colombia for an amount of 125 million euros. The amount pending payment is detailed in Notes 21 and 22. In 2021 the acquisition of spectrum for 5G in Chile for 131 million euros was recorded.

In 2022 Telefónica Brazil renewed spectrum in the 850 MHz band for an amount of 35 million euros. The amount pending payment is detailed in Notes 21 and 22.

In 2021 Telefónica Spain acquired one block of 10 MHz in the 3.4 GHz band and 20 MHz of spectrum in the 700MHz band for an amount of 352 million euros.

On December 3, 2021, ANATEL signed the terms of authorization for the use of the blocks of radio frequencies assigned to Telefónica Brazil. Pursuant to the terms, in addition to the amounts related to radio frequencies to be paid to ANATEL, the Company is making contributions to the Entidade Administradora de Faixa ("EAF" / Band Management Entity) and to the Entidade Administradora da Conectividade de Escolas ("EACE" / School Connectivity Management Entity). The estimated total cost, registered as addition in "service concession arrangements and licenses" in 2021, amounted to 4,459 million Brazilian real (700 million euros at the 2021 average exchange rate), of which 929 million Brazilian real from radio frequency licenses correspond to ANATEL (146 million euros at the 2021 average exchange rate), 2,104 million Brazilian real to "EAF" (330 million euros at the 2021 average exchange rate) and 1,426 million Brazilian real to "EACE" (224 million euros at the 2021 average exchange rate).

As a requirement for obtaining these authorizations, the Company, as well as the other successful telecommunication service bidder providers, assumed a series of commitments. For the 2.3 GHz and 3.5 GHz spectrum band obligations for coverage commitments and fiber optic backbone network deployment in locations with little or no connectivity infrastructure. In addition, the successful bidders for the 3.5 GHz band must fund all activities related to the migration of satellite TV services from the C band to the Ku band, for the construction of six high-capacity info-ways by laying sub fluvial cables for the Integrated and Sustainable Amazon Program ("PAIS") and the implementation of private (fixed and mobile) communication networks reserved for the Federal Public Administration. "EAF" will be responsible for the execution of these activities. The successful bidders for the 26 GHz spectrum bands will be required to fund "EACE's" activities for broadband connectivity projects for public schools to be selected across the country.

In March 2021 Telefónica United Kingdom acquired 40 MHZ of spectrum in the 3.6 GHz band and 20 MHz in the 700 MHz FDD band, amounting to 515 million euros. The acquisition was accounted under "Non-current assets and disposal groups held for sale" in the statement of financial position (see Note 2).

"Impairments" in 2022 includes an impairment loss related to licenses and sofware of Telefónica Argentina, amounting to 21 million euros.

"Business combinations" in 2022 corresponds mainly to the acquisition of the intangible assets of Oi, the Incremental Group and the BE-terna Group amounting to 539, 24 and 77 million euros (see Note 5), respectively.

"Business combinations" in 2021 corresponded to the inclusion of Cancom Ltd in the consolidation perimeter (see Note 5).

"Transfers and others" in 2021 included the reclassification of the intangible assets of Telefónica de El Salvador amounting to 38 million euros to "Non-current assets and disposal groups held for sale" of the statement of financial position (see Note 30).

Appendix VI contains the details of the main concessions and licenses which the Group operates.

The effect of the translation into euros of the intangible assets of the Group's companies in Argentina and Venezuela, together with the effect of the hyperinflation adjustments (see Note 3.a), is shown in the column "Translation differences and hyperinflation adjustments".

The gross cost, accumulated amortization and impairment losses of intangible assets at December 31, 2022 and 2021 are as follows:

Balance at December 31, 2022

Millions of euros	Gross cost	Accumulated amortization	Impairment losses	Intangible assets
Service concession arrangements and licenses	15,837	(8,123)	(164)	7,550
Software	17,158	(14,344)	(14)	2,800
Customer base	5,089	(4,368)	—	721
Trademarks	944	(681)	—	263
Other intangible assets	870	(829)	(2)	39
Intangible assets in process	652	—	(8)	644
Total intangible assets	**40,550**	**(28,345)**	**(188)**	**12,017**

Balance at December 31, 2021

Millions of euros	Gross cost	Accumulated amortization	Impairment losses	Intangible assets
Service concession arrangements and licenses	14,456	(7,007)	(121)	7,328
Software	15,442	(12,938)	(10)	2,494
Customer base	4,888	(3,917)	—	971
Trademarks	901	(625)	—	276
Other intangible assets	910	(868)	—	42
Intangible assets in process	614	—	—	614
Total intangible assets	**37,211**	**(25,355)**	**(131)**	**11,725**

Note 7. Goodwill

Movement in goodwill

The movement in goodwill assigned to each Group segment was as follows:

2022

Millions of euros	Balance at 12/31/2021	Additions	Disposals	Write-offs	Transfers	Exchange rate impact	Balance at 12/31/2022
Telefónica Spain	4,291	—	—	—	—	—	4,291
Telefónica Brazil	6,278	695	—	—	—	779	7,752
Telefónica Germany	4,386	—	—	—	—	—	4,386
Telefónica Hispam	1,166	—	—	—	—	49	1,215
Others	398	457	—	—	(5)	(23)	827
Total	**16,519**	**1,152**	**—**	**—**	**(5)**	**805**	**18,471**

2021

Millions of euros	Balance at 12/31/2020	Additions	Disposals	Write-offs	Transfers	Exchange rate impact	Balance at 12/31/2021
Telefónica Spain	4,299	—	(8)	—	—	—	4,291
Telefónica Brazil	6,258	—	(36)	—	—	56	6,278
Telefónica Germany	4,558	—	(172)	—	—	—	4,386
Telefónica Hispam	1,778	—	(137)	(393)	(13)	(69)	1,166
Others	151	297	—	(23)	(37)	10	398
Total	**17,044**	**297**	**(353)**	**(416)**	**(50)**	**(3)**	**16,519**

Additions of Telefónica Brazil in 2022 mainly correspond to the goodwill from the acquisition of the assets of the mobile business of Oi Group (see notes 2 and 5).

Additions in 2022 also include the preliminary goodwill from the acquisitions of Incremental and BE-terna, amounting to 170 million euros and 279 million euros, respectively (see Note 5).

Additions in 2021 included the goodwill related to the acquisition of Cancom amounting to 284 million euros (see Note 5).

In 2021 an impairment loss was recognized on the goodwill allocated to Telefónica del Perú, amounting to 393 million euros, with a balancing entry in "Other expenses" (see Note 26).

In August 2021 the closing of the second phase of the agreement of the contract dated June 8, 2020 between Telefónica Germany and Telxius was carried out and the sites corresponding to this phase were sold to ATC (see Note 2). The goodwill assigned amounting to 172 million euros was derecognized.

Disposals of Telefónica Hispam in 2021 included 137 million euros following the agreement for the sale of 60% of the shares of InfraCo, SpA by Telefónica Chile (see Note 2).

The amount of Disposals of Telefónica Brazil in 2021 corresponded to the goodwill derecognized following the agreement with Caisse de dépôt et placement du Québec or the construction, deployment and commercialization of a fiber-to-the-home (FTTH) network in Brazil, that was closed in July 2021 (see Note 10).

Cash-generating units

In order to test for impairment, goodwill was allocated to the different cash-generating units (CGUs), which are grouped into the following reportable operating segments:

Millions of euros	12/31/2022	12/31/2021
Telefónica Spain	**4,291**	**4,291**
Telefónica Brazil	**7,752**	**6,278**
Telefónica Germany	**4,386**	**4,386**
Telefónica Hispam	**1,215**	**1,166**
Colombia	135	154
Ecuador	137	129
Chile	652	622
Peru	265	239
Uruguay	23	20
Others T. Hispam	3	2
Other companies	**827**	**398**
Telefónica Tech UK & Ireland	429	288
BE-terna	279	—
Others	119	110
TOTAL	**18,471**	**16,519**

Goodwill is tested for impairment at the end of the year using the business plans of the cash-generating units to which the goodwill is assigned, approved by the Board of Directors of Telefónica.

The business plan covers a three-year period, including the closing year. In order to complete the five years of cash flows after the closing year, an additional normalization period is added to the business plans on the operating ratios until the terminal parameters are reached. The consensus' forecasts are used as a reference. For specific cases, extended business plans are used to cover the five-year period of cash flows, when the normalization period does not properly reflect the expected evolution of the business.

Finally, to determine the terminal value of each CGU, a constant free cash flows growth over time is assumed, applying a terminal growth rate. The model used is similar to the dividend discount model developed by Gordon-Shapiro, internationally recognized for business valuations.

The process of preparing the CGUs' business plans considers the current market condition of each CGU, analyzing the macroeconomic, competitive, regulatory and technological environments, as well as the growth opportunities of the CGUs, and the differentiation capabilities compared to the competition based on market projections. A growth target is therefore defined for each CGU, based on the appropriate allocation of operating resources and the capital investments required to achieve the target. In addition, operating efficiency improvements are defined, in line with the strategic transformation initiatives, in order to increase the forecasted operating cash flow. In this process, the Group considers the compliance with business plans in the past.

Main assumptions used in calculating value in use

CGUs' value in use are calculated based on the approved business plans. Certain variables are then considered, including the long-term OIBDA margin and the long-term Capital Expenditure ratio (expressed as a percentage of revenue), which are considered the key operating variables to measure business performance and to set financial targets. Finally, the discount rates and the perpetuity growth rates are considered.

The main variables considered for the most significant CGUs (T. Brazil, T. Spain, and T. Germany), are described below.

Revenues

In terms of revenues, the plan is in line with the average three-year estimates made by analysts, which include a trend towards stability or improvement.

OIBDA margin and long-term Capital Expenditure (CapEx) ratio

The values obtained, as described in the previous paragraphs, are compared with the available data of analysts and competitors in the geographic markets where Telefónica Group operates.

In Europe, the long-term OIBDA margins two-years estimates of Telefónica Group's analysts are within a range of 34% to 39% for Spain and 30% to 33% for Germany.

Regarding the long-term ratio of CapEx over revenues, the valuations performed for the impairment tests for Spain and Germany consider the opinions of Telefónica Group's analysts with regard to investment needs (around 12% for Spain and around 14% for Germany).

As for the long-term OIBDA margin two-years estimates of Telefónica Group's analysts for the operator in Brazil, it is in a range within 41% to 46%. Regarding investments, the operator will invest a percentage over the horizon of the projected plan that is in line with the investment needs foreseen for the development of its business, which on average is around 16%.

Discount rate

The discount rate, applied to discount cash flows, is the weighted average cost of capital (WACC), determined by the weighted average cost of equity and cost of debt according to the finance structure determined for each CGU.

This rate is calculated using the capital asset pricing model (CAPM), which considers the asset's systemic risk, and the impact of those risks not already considered on cash flows, such as country risk, business-specific credit risk, currency risk and price risk specific to the financial asset, constantly monitoring the fluctuations of the financial markets.

The most significant components of WACC are summarized as follows:

- Risk-Free Rate: defined as the interest rate offered by long-term sovereign bonds. The rate is determined using current market data and equilibrium level estimates (according to standard econometric models, supported by modeling of neutral rates prepared by the central banks themselves) in which the interest rates should be located, thus adjusting the yields, influenced by central banks interventions.
- Political Risk Premium: adds the country's insolvency risk due to political and/or financial events; calculation is based on the quoted prices of credit default swaps for each country or, the EMBI+ index published by JP Morgan based on the information available and the liquidity conditions of these swaps.
- Equity Risk Premium: the return in excess that equity assets are expected to yield over the risk-free rate. This is determined using a combination of historical approaches (ex post) backed by external publications and studies based on historical market returns series, and prospective approaches (ex-ante), based on market publications, considering the medium- and long-term profit expectations based on the degree of maturity and development of each country.
- Beta Coefficient: a measure of the volatility, or systematic risk, of an equity asset in comparison to the entire market. It is estimated based on a series of historical share prices of comparable companies listed on the stock exchange, to estimate the correlation between the company shares´ returns and the stock market returns, of the country where the company is listed.

The main underlying data used in these calculations are obtained from independent and renowned external information sources.

The discount rates applied to the cash flow projections in 2022 and 2021 for the main CGUs are as follows:

	2022	
Discount rate in local currency	**Before tax**	**After-tax**
Spain	9.0%	6.9%
Brazil	16.4%	12.6%
Germany	8.0%	5.7%

	2021	
Discount rate in local currency	**Before tax**	**After-tax**
Spain	8.5%	6.5%
Brazil	15.2%	12.0%
Germany	7.2%	5.2%

Perpetuity growth rate

Cash flow projections from the sixth year are calculated using an expected constant growth rate (g), considering the analyst consensus estimates for each business, based on the maturity of the industry and technology, and the degree of development of each country. Each indicator is compared to the forecasted long-term real and nominal GDP growth of each country and growth data from external sources, adjusting any particular case with specific characteristics related to the business evolution.

The perpetuity growth rates applied to the cash flow projections in 2022 and 2021 for the main CGUs are as follows:

Perpetuity growth rate in local currency	2022	2021
Spain	0.8%	0.8%
Brazil	4.5%	4.5%
Germany	1.0%	1.1%

The perpetuity growth rates for 2022 remained stable comparing to 2021. In Brazil, the perpetuity growth rate is within the range of the estimations of the analysts, it is consistent with the Brazilian Central Bank's medium-term inflation target (in a range between 1.5% and 4.5%) and it is below the nominal GDP growth rate of around 5.5%, according to market expectations.

Sensitivity to changes in assumptions

The Group performs a sensitivity analysis of the impairment test by considering reasonable changes in the main assumptions used in the test. For the main CGU, the following maximum increases or decreases were assumed, expressed in percentage points:

Changes in key assumptions, In percentage points	Spain	Germany	Brazil
Financial variables			
Discount rate	+/-0.5	+/-0.5	+/-1
Perpetuity growth rates	+/-0.25	+/-0.25	+/-0.5
Long-term operating variables			
OIBDA Margin	+/-1.5	+/-1.5	+/-2
Ratio of CapEx/ Revenues	+/-0.75	+/-0.75	+/-1

The sensitivity analysis revealed a gap between the recoverable value and carrying amount for the main CGUs at December 31, 2022.

As indicated above, in 2021 an impairment loss of 393 million euros was recognized on the goodwill allocated to Telefónica del Perú. The Group has performed the annual impairment test at the end of 2022. As a result of the analysis performed, no additional impairment has been recognized. Regarding the sensitivity of the calculation of the value in use of Telefónica del Perú to reasonable variations in the key assumptions used, an increase of 100 basis points, in the WACC of 10.4%, would result in an impairment of goodwill in the amount of 160 million euros, while a decrease of 25 basis points in the perpetuity growth rate of 2.4% would have a negative impact of 11 million euros. In turn, a decrease in the OIBDA margin by approximately 1 percentage point would result in an impairment of goodwill of 95 million euros, and an increase in the investment ratio by 0.5 percentage points would have a negative impact on the carrying amount of goodwill of approximately 60 million euros.

In Ecuador, the uncertainty of the political situation has raised the country risk indicator, with its consequent impact on financial costs and the discount rate used to estimate the recoverable value of the investment. Therefore, in the sensitivity of the calculation of the value in use of Telefónica Ecuador to reasonable variations in the key assumptions, an increase of around 150 basis points in the WACC, which is around 16%, would result in an impairment of goodwill of approximately 30 million euros, while a decrease of around 25 basis points in the perpetual growth rate of 2% would have no negative impact on the carrying value of goodwill. On the operating assumptions side, a 1.75 percentage point decrease in the OIBDA margin would result in an impairment of goodwill of approximately 12 million euros, and a 0.9 percentage points increase in the investment ratio would result in a negative impact on the carrying amount of goodwill of approximately 3 million euros.

In Chile, the economy growth slowed down in 2022 due to various factors that had a negative impact on family income. These include the withdrawal of fiscal measures, a slowing labor market and high inflation that was above 10% throughout the year, and which forced the Central Bank of Chile to raise interest rates. On the other hand, the constitutional reform process, later revoked and reactivated, has added uncertainty, harming the country's short- and medium-term growth expectations. In this context, the sharp rise in interest rates has increased the discount rate to 9.4%. Therefore, in the sensitivity of the calculation of the value in use of Telefónica de Chile to reasonable variations in the key assumptions, an increase of around 50 points basis points in the WACC would result in an impairment of goodwill of 60 million euros, while a decrease of around 25 basis points in the perpetuity growth rate (2.8%) would not have a negative impact on the carrying amount. On the business side, a 1.25 percentage point decrease in the OIBDA margin would result in an impairment of goodwill of 116 million euros and an increase of 0.63 percentage points in the investment ratio would have a negative impact of approximately 60 million euros on the carrying amount of goodwill.

Note 8. Property, plant and equipment

The composition and movements in 2022 and 2021 of the items comprising net "Property, plant and equipment" were as follows:

2022

Millions of euros	Balance at 12/31/2021	Additions	Depre-ciation	Disposals	Impair-ments	Transfers and others	Translation differences and hyperinflation adjustments	Business combi-nations	Balance at 12/31/2022
Land and buildings	2,660	25	(216)	(22)	(12)	104	97	5	2,641
Plant and machinery	17,752	1,323	(3,707)	(28)	(43)	1,908	933	27	18,165
Furniture, tools and other items	552	74	(210)	(1)	(1)	132	26	4	576
PP&E in progress	1,761	2,867	—	(12)	(3)	(2,353)	71	1	2,332
Total PP&E	**22,725**	**4,289**	**(4,133)**	**(63)**	**(59)**	**(209)**	**1,127**	**37**	**23,714**

2021

Millions of euros	Balance at 12/31/2020	Addi-tions[(1)]	Depre-ciation	Disposals	Impair-ments	Transfers and others	Translation differences and hyperinflation adjustments	Business combi-nations	Business sale	Balance at 12/31/2021
Land and buildings	2,829	22	(241)	(37)	(2)	141	31	2	(85)	2,660
Plant and machinery	18,676	1,249	(3,893)	(11)	—	1,780	236	12	(297)	17,752
Furniture, tools and other items	623	90	(226)	—	—	56	8	1	—	552
PP&E in progress	1,641	2,519	—	(18)	(3)	(2,393)	16	—	(1)	1,761
Total PP&E	**23,769**	**3,880**	**(4,360)**	**(66)**	**(5)**	**(416)**	**291**	**15**	**(383)**	**22,725**

[(1)] Total additions of property, plant and equipment in 2021 amounted to 4,286 million euros, including the additions corresponding to companies held for sale and sold companies during the annual reporting period (see Note 2).

Telefónica Spain's investments in property plant and equipment in 2022 and 2021 amounted to 1,288 and 1,155 million euros, respectively. The rapid rollout of fiber continues, with more than 28 million premises passed in Telefónica Spain by the end of 2022, as well as the development of the 5G network reaching, 85% population coverage by the end of the year.

Telefónica Germany's investments in property, plant and equipment in 2022 and 2021 amounted to 854 and 913 million euros, respectively. The strong progress in 5G rollout and network modernization continues. 5G population coverage stood at approximately 80% at the end of 2022.

Telefónica Brazil's investments in property, plant and equipment in 2022 and 2021 amounted to 1,277 and 1,049 million euros, respectively. The investments were mainly dedicated to the expansion of the coverage and capacity of the 4G mobile networks, with a coverage of 96% of the population, and to the improvement of the quality of the network and the expansion of the FTTH network in the fixed business, with more than 23.3 million premises passed.

Telefónica Hispam's investments in property, plant and equipment in 2022 and 2021 amounted to 732 and 680 million euros, respectively. Investments continued to focus on the improvement of the mobile networks (with the expansion of the coverage and capacity reinforcement), as well as on the deployment of its own

fixed network. Efficient management of available resources and optimization of CapEx are the main management levers in the region, with a focus on simplification, digitalization of processes and the search for synergies through the promotion of regional initiatives.

Telefónica United Kingdom's investments in property, plant and equipment in 2021, up to the completion of the transaction (see Note 2), amounted to 366 million euros.

"Impairments" in 2022 includes an impairment loss related to assets of Telefónica Argentina, amounting to 56 million euros.

"Business combinations" in 2022 mainly correspond to the acquisition of property, plant and equipment of Oi, the Incremental Group and the BE-terna Group amounting to 29, 1 and 6 million euros (see Note 5), respectively.

"Business combinations" in 2021 mainly corresponded to the inclusion of Cancom Ltd in the consolidation perimeter (see Note 5) amounted to 15 million euros.

In 2022, there was an increase in the depreciation of property, plant and equipment amounting to 8 million euros (47 million euros in 2021) due to the reduction in the useful lives of certain assets of Telefónica México as a result of the transformation of the operating model announced in November 2019.

"Transfers and others" in 2021 included the reclassifications of property, plant and equipment of Telefónica El Salvador and fiber optic assets of Telefónica Colombia amounted to 70 and 53 million euros respectively, to "Non-current assets and disposal groups held for sale" of the statement of financial position (see Note 30).

“Business sale” in 2021 mainly corresponded to the sales of InfraCo, SpA and the second phase of the sale of towers by Telefonica Germany (see Note 2) amounted to 158 and 126 million euros, respectively, and the assets associated to Fibrasil following the Caisse de dépôt et placement du Québec (CDPQ) agreement and the sale of two data centers in Spain after the agreement with Nabiax (see Note 10) for a total amount of 36 and 63 million euros, respectively.

The effect of translating into euros of property, plant and equipment of the Group's companies in Argentina and Venezuela, together with the effect of the hyperinflation adjustments (see Note 3.a), is shown in the column "Translation differences and hyperinflation adjustments".

Telefónica Group companies purchased insurance policies to reasonably cover the possible risks to which their property, plant and equipment used in operations are subject, with suitable limits and coverage. Additionally, as part of its commercial activities and network deployment, the Group maintains several property acquisition commitments. The timing of scheduled payments in this regard is disclosed in Note 26.

The gross cost, accumulated depreciation and impairment losses of property, plant and equipment at December 31, 2022 and 2021 were as follows:

Balance at December 31, 2022

Millions of euros	Gross cost	Accumulated depreciation	Impairment losses	PP&E
Land and buildings	9,097	(6,375)	(81)	2,641
Plant and machinery	91,319	(72,742)	(412)	18,165
Furniture, tools and other items	5,157	(4,566)	(15)	576
PP&E in progress	2,343	—	(11)	2,332
Total PP&E	**107,916**	**(83,683)**	**(519)**	**23,714**

Balance at December 31, 2021

Millions of euros	Gross cost	Accumulated depreciation	Impairment losses	PP&E
Land and buildings	8,624	(5,905)	(59)	2,660
Plant and machinery	86,779	(68,713)	(314)	17,752
Furniture, tools and other items	4,697	(4,133)	(12)	552
PP&E in progress	1,774	—	(13)	1,761
Total PP&E	**101,874**	**(78,751)**	**(398)**	**22,725**

Note 9. Rights of use

The movement of rights of use in 2022 and 2021 is as follows:

2022

Millions of euros	Balance at 12/31/2021	Additions	Amortization	Disposals	Business combina-tions	Transfers and others	Translation differences and hyperinflation	Balance at 12/31/2022
Rights of use on land and natural properties	793	367	(279)	(7)	—	(15)	26	885
Rights of use on buildings	3,561	1,402	(1,139)	(29)	110	(11)	236	4,130
Rights of use on plant and machinery	3,024	596	(574)	(19)	—	(5)	15	3,037
Other rights of use	201	83	(72)	(2)	1	11	5	227
Total of rights of use	**7,579**	**2,448**	**(2,064)**	**(57)**	**111**	**(20)**	**282**	**8,279**

2021

Millions of euros	Balance at 12/31/2020	Additions[(1)]	Sale of the towers division of Telxius	Amorti-zation	Disposals	Business combina-tions	Transfers and others	Translation differences and hyperinflation	Balance at 12/31/2021
Rights of use on land and natural properties	762	316	(85)	(191)	(15)	—	(11)	17	793
Rights of use on buildings	2,819	776	1,096	(1,012)	(94)	4	(40)	12	3,561
Rights of use on plant and machinery	1,238	796	1,478	(382)	(109)	—	1	2	3,024
Other rights of use	163	91	11	(64)	(3)	4	2	(3)	201
Total of rights of use	**4,982**	**1,979**	**2,500**	**(1,649)**	**(221)**	**8**	**(48)**	**28**	**7,579**

[(1)] Total additions of rights of use in 2021 amounted to 2,439 million euros, including the additions corresponding to companies held for sale and sold companies during the annual reporting period. Additions of rights of use are detailed in Note 4.

"Business combinations" in 2022 corresponds to the acquisition of rights of use of Oi, the Incremental Group and the BE-terna Group (see Note 5) amounting to 105, 1 and 5 million euros, respectively.

"Business combinations" in 2021 corresponded to the inclusion of Cancom Ltd in the consolidation perimeter (see Note 5) amounted to 8 million euros.

The effect of the translation into euros of rights of use of the Group's companies in Argentina and Venezuela, together with the effect of the hyperinflation adjustments (see Note 3.a) is shown in the column "Translation differences and hyperinflation adjustments".

In 2022, there was an increase in amortization of rights of use amounting to 17 million euros (40 million euros in 2021) due to the reduction in the useful lives of certain rights of use of Telefónica México as a result of the

transformation of the operating model announced in November 2019.

In 2021 Telxius sold its telecommunications towers division to American Tower Corporation (see Note 2). The Telefónica Group operators maintained the leases agreements of the towers signed with the companies sold, subsidiaries of Telxius. Consequently, as of the closing date of the transactions, rights of use were recorded in the consolidated statement of financial position in the amount of 2,633 million euros. “Sale of the towers division of Telxius” column also includes the derecognition of rights of use with third parties corresponding to the second phase of the sale agreement between Telefonica Germany and Telxius in the amount of 133 million euros.

"Transfers and others" in 2021 included the transfer to "Non-current assets and disposal groups held for sale" of the rights of use of Telefónica El Salvador amounted to 36 million euros (see Note 30).

The gross cost and accumulated depreciation of the rights of use at December 31, 2022 and 2021 are as follows:

Balance at December 31, 2022

Millions of euros	Gross cost	Accumulated depreciation	Rights of use
Rights of use on land and natural properties	1,923	(1,038)	885
Rights of use on buildings	8,053	(3,923)	4,130
Rights of use on plant and machinery	4,560	(1,523)	3,037
Other rights of use	469	(242)	227
Total of rights of use	**15,005**	**(6,726)**	**8,279**

Balance at December 31, 2021

Millions of euros	Gross cost	Accumulated depreciation	Rights of use
Rights of use on land and natural properties	1,491	(698)	793
Rights of use on buildings	6,214	(2,653)	3,561
Rights of use on plant and machinery	4,003	(979)	3,024
Other rights of use	404	(203)	201
Total of rights of use	**12,112**	**(4,533)**	**7,579**

The detail of expenses related to leases included in Supplies and Other expenses (see Note 3.g) of the consolidated income statement for 2022 and 2021 are as follows:

Millions of euros	2022	2021
Short-term leases included in operating results as supplies	22	23
Variable lease payments not included in the measurement of lease liabilities	17	18
Total expenses as supplies	**39**	**41**
Short-term leases included in external services	52	39
Leases of low-value assets included in external services	8	9
Variable lease payments not included in the measurement of lease liabilities	26	32
Total expenses as external services (Note 26)	**86**	**80**
Total lease expenses	**125**	**121**

Note 10. Associates and joint ventures

The detail of investments accounted for by the equity method and the share of income/(loss) of these investments is the following:

	% Holding	Investments accounted for by the equity method		Share of income (loss) of investments accounted for by the equity method		
Millions of euros		**31/12/2022**	**31/12/2021**	**2022**	**2021**	**2020**
VMED O2 UK Ltd	50%	10,779	12,129	292	(103)	—
Movistar Prosegur Alarmas	50%	252	263	(12)	(2)	(4)
FiBrasil Infraestructura e Fibra Ótica, S.A.	50%	79	68	(8)	(3)	—
Unsere Grüne Glasfaser	50%	108	53	(64)	(25)	(1)
Opal Jvco Limited (nexfibre)	25%	55	—	26	—	—
Others		2	9	(4)	1	2
Joint ventures		**11,275**	**12,522**	**230**	**(132)**	**(3)**
Daytona Midco, S.L. (Nabiax)	20%	120	81	(1)	—	—
Adquira España, S.A.	44.44%	4	4	—	—	—
HoldCo Infraco SpA. (Onnet Fibra Chile)	40%	79	76	—	(1)	—
Alamo HoldCo S.L. (Onnet Fibra Colombia)	40%	12	—	(15)	—	—
Internet para todos S.A.C.	54.67%	55	52	(3)	(5)	—
Telefónica Factoring España, S.A.	50%	7	7	4	3	3
Telefónica Factoring do Brasil, Ltda.	50%	3	3	3	3	2
Telefónica Factoring Peru, S.A.C.	50%	2	3	1	1	1
Telefónica Factoring Colombia, S.A.	50%	1	2	1	1	1
Telefónica Factoring México, S.A.de C.V.	50%	1	1	—	—	—
Telefónica Factoring Chile, SpA.	50%	1	1	—	—	—
Telefónica Factoring Ecuador, S.A.	50%	—	—	—	—	—
Telefónica Consumer Finance, Establecimiento Financiero de Crédito, S.A.	50%	19	19	2	2	(1)
Movistar Consumer Finance Colombia SAS	50%	2	1	(3)	(1)	—
Others		6	1	(2)	2	(1)
Associates		**312**	**251**	**(13)**	**5**	**5**
Total		**11,587**	**12,773**	**217**	**(127)**	**2**

The detail of the movement in investments accounted for by the equity method in 2022 and 2021 is as follows:

Investments accounted for by the equity method	Millions of euros
Balance at 12/31/2020	**427**
Additions	12,329
Disposals	(5)
Translation differences and other comprehensive income (loss)	350
(Loss) income	(127)
Dividends	(198)
Transfers and others	(3)
Balance at 12/31/2021	**12,773**
Additions	181
Disposals	(12)
Translation differences and other comprehensive income (loss)	(646)
Income (loss)	217
Dividends	(920)
Transfers and others	(6)
Balance at 12/31/2022	**11,587**

On January 11, 2022, once the corresponding authorizations from the regulatory authorities were obtained and after the fulfilment of certain agreed conditions, the transaction between Colombia Telecomunicaciones S.A. ESP BIC (Telefónica Colombia) and a Colombian company controlled by Kohlberg Kravis Roberts - KKR (Onnet Fibra Colombia S.A.S) for the sale and purchase of certain fiber assets owned by Telefónica Colombia and for the provision of wholesale connectivity services by Onnet Fibra Colombia S.A.S to Telefónica Colombia, the development of activities of deployment of fiber network, and other associated services, was completed. Telefónica Colombia received, as consideration, 187 million U.S. dollars (approximately 165 million euros at the exchange rate at such date) and 40% of the shares of a Spanish company controlled by KKR, Alamo HoldCo S.L., the sole shareholder of Onnet Fibra Colombia S.A.S. (see Note 30). The gain included in "Other income" in the consolidated income statement for the year 2022 amounted to 162 million euros (see Note 26). Additions for the year 2022 include the fair value assigned to the 40% of the investment in Alamo HoldCo, S.L. amounting to 28 million euros.

On May 24, 2022, Telefónica Infra, S.L. achieved a 20% stake in Daytona Midco S.L. as a result of the agreement reached on May 7, 2021 with Asterion Industrial Partners ("Asterion") for the contribution to Nabiax (a subsidiary of Asterion) of four data centers owned by the Telefónica Group (see Note 29.c). Additions for the year 2022 regarding this transaction amounted to 41 million euros.

Additions for the year 2022 also includes the capital increase of 50 million euros at Unsere Grüne Glasfaser (27 million euros in 2021, see Note 28).

On July 29, 2022, Telefónica, Liberty Global and InfraVia (see Note 29.c.) reached an agreement for the establishment of a joint venture, "nexfibre", for the deployment of fiber-to-the-home (FTTH) in the United Kingdom. Once the relevant regulatory authorizations were obtained and the other conditions were fulfilled, the closing of the transaction took place on December 15, 2022. After closing, Liberty Global and Telefónica participate by halves in a joint vehicle that holds a 50% interest in nexfibre, with InfraVia owning the remaining 50%.

"Translation differences and other comprehensive income (loss)" for the year 2022 mainly includes the impact of the pound sterling depreciation associated with the investment in VMO2, amounting to 627 million euros and the results of the defined benefit pension plan in VMO2 amounting to 106 million euros. This also includes gains imputed to equity on derivatives financial instruments in Unsere Grüne Glasfaser amounting to 69 million euros.

In June, September and December 2022, dividends of 125 million pounds sterling (equivalent to 146 million euros) 290 million pounds sterling (equivalent to 324 million euros) and 385 million pounds sterling (equivalent to 439 million euros), respectively, were received from VMED O2 UK Ltd. In December 2021, a dividend was received from VMED O2 UK Ltd for an amount of 161 million pounds sterling (equivalent to 187 million euros, see Note 28).

Additions for the year 2021 mainly includes the fair value of the 50% stake in VMO2 at the date of incorporation, which amounts to 12,012 million euros (see Note 2).

In July 2021, the sale transaction of 60% of the shares of Infraco, SpA was completed. In 2021 additions, the value of the shareholding after the operation is included, amounting to 75 million euros.

Additionally, the value of the 50% stake in Fibrasil at the date of the transaction amounting to 73 million euros is included in additions for the year 2021.

In July 2021, the partial closing of the transaction with Asterion took place, Telefónica obtained 13.94% of the company Daytona Midco S.L. and its subsidiary Digital Data Center Bidco, S.L.U. (Nabiax), registering 81 million euros in additions.

VMED O2 UK

Main assumptions used in the initial fair value calculation

The fair value calculation for VMED O2 UK Ltd at the time of its constitution was based on a discounted cash flows valuation, using the methods of multiples of comparable companies and multiples of transactions as a cross-check.

The valuation emanated from the business plan of the joint venture for the 2021-2023 period that resulted from the aggregation of the individual business plans of O2 and Virgin Media approved by Telefónica and Liberty Global, respectively, extended to 2030 and the synergies plan prepared by the strategy teams of both groups. The following is a description of the main variables considered in the fair value calculation, according to the primary method:

- **Revenues**: the valuation scenario assumed growth rates between 0% and 3% over the period, in line with the estimations of analysts and supported in the revenues synergies expected for the transaction.
- **EBITDA margin**: the forecasted EBITDA (operating income before depreciation and amortization) was based on the stand-alone plans, The normalized margin (post-IFRS 16, i.e., before amortization of rights of use), adjusted to consider the impact of annual payments of spectrum licenses once expired, was in the range of 36% to 40%.
- **Synergies**: were considered taking into account management's analysis performed at the individual workstream level and benchmarked with analyst estimates of probability of achievement.
- **Long-term capital expenditure ratio**: it was expected to be in a range of 16% to 22% (including CapEx and rights of use additions), aligned with the historical level of comparable companies.
- The **discount rate** applied to the cash flow projections was the weighted average cost of capital (WACC), the expected return appropriate for the expected risk level.

A modified version of the Capital Asset Pricing Model ("CAPM") was used to estimate the required return on equity. To relever the beta it was considered the intrinsic leverage of the joint venture. In addition, it was considered a specific premium or alpha, which captures additional risks considered at the time of incorporation in relation to the likelihood of realization of synergies and the execution risk of the combined business plan.

For the cost of debt, in line with the leverage assumption considered, the bonds issued by the joint venture were analysed and their spreads were compared to a comparable risk free rate (with a similar maturity, in the same currency and issued in the same country, so that there was not distortion due to the risk premia by country). A return after taxes was used because the interests on the financial debt are tax deductible.

In conclusion, the discount rate applied for the valuation was 6.9%.

- **Perpetuity growth rate**: revenues from 2028 were normalized to the perpetuity growth rate (g), considering the analysts' consensus for the companies of the sector in the United Kingdom, contrasting with the estimations of long-term inflation rates and with the assumptions made by companies of the sector in their impairment tests. The perpetuity growth rate considered was 1.0%.

Impairment test as at December 31, 2022

The Group has performed an impairment analysis of the investment in VMO2 at the end of the year.

2022 has been a challenging year for the United Kingdom. In addition to higher inflation due to external factors (rising energy prices, supply chain problems and food prices) and domestic factors (very dynamic labour market), interest rates have risen, which has had a negative impact on the disposable income of households and businesses. This was followed after the summer by an episode of high financial volatility as a result of inconsistent fiscal policy decisions.

Despite the difficult macroeconomic context VMO2 has delivered its set guidance and made strong strategic and operational progress throughout the year. The company introduced new products, like TV Stream and Switch up and continues to drive fixed mobile convergence with its VOLT product. VMO2 delivered synergies according to its plan and the fixed footprint reached 16.1 million premises passed, meeting the full year build targets. In mobile, it expanded 5G services to more than 1,600 towns and cities, on-track to deliver 5G services to 50% of the UK population in 2023.

In addition, on December 15, 2022, Telefónica Infra, Liberty Global and InfraVia Capital Partners entered into a joint venture (see Note 29.c) which will deploy fibre to the home (FTTH) to 5 million homes in the UK not currently served by VMO2's network, with the possibility of expansion to an additional 2 million homes. The fibre network will offer wholesale FTTH access to telecommunications service providers, with VMO2 acting as the anchor tenant, as well as providing a range of technical services.

As a result of the analysis performed, the Group has concluded that as at December 31, 2022 the value in use continues to exceed the carrying value of the investment, although the headroom has been reduced.

The discount rate used to calculate the value in use at December 31, 2022 has increased from 6.9% to 7.3% due to the macroeconomic tensions in the UK and despite the downward revision, more than 20 months after the establishment of the joint venture, of the specific premium (alpha) considered in the calculation of the initial fair value. The perpetuity growth rate has been maintained at the 1% used in the initial valuation, which is below the real terminal growth forecast for the UK economy and despite higher inflation in the medium-term than assumed in the initial scenario.

Regarding the sensitivity of the calculation to reasonably possible variations in key assumptions:

- An increase of about 18 basis points over the WACC rate used of 7.3%, or a decrease of around 22 basis points in the perpetuity growth rate (1%), would result in the value in use being equal to the carrying value.
- Regarding the operating variables used, which are within the ranges considered in the calculation of the initial fair value, a decrease of around 1 percentage point in the EBITDA margin, or an increase of around 1.1 percentage points in the long-term investment ratio would also equalize the value in use with the carrying value.

The values of operating variables included in the valuation are within the ranges expected by analysts for comparable companies in the region.

Detail of the main items on the statements of financial position and income statements of VMED O2 UK Ltd

Millions of euros	12/31/2022	12/31/2021
Non current assets	**46,280**	**48,779**
Current assets	**3,782**	**3,554**
Cash and cash equivalents	555	415
Total Assets	**50,062**	**52,333**
Non current liabilities	**20,840**	**20,593**
Non current financial liabilities	19,668	19,185
Non-current lease liabilities	725	885
Other non current liabilities	447	523
Current liabilities	**7,786**	**7,605**
Current financial liabilities	3,248	2,841
Current lease liabilities	221	219
Other current liabilities	4,317	4,545
Total Liabilities	**28,626**	**28,198**
Equity (100% VMO2)	**21,436**	**24,135**
50% Telefónica Group	10,718	12,068
Acquisition costs	61	61
Investments accounted for by the equity method	**10,779**	**12,129**

Millions of euros	January - December 31 2022	June 1 - December 31 2021
Revenues	12,155	7,223
Other operating income	551	290
Operating expenses	(8,305)	(5,063)
OIBDA	**4,401**	**2,450**
Depreciation and amortization	(4,170)	(2,395)
Operating income	**231**	**55**
Share of income (loss) of investments accounted for by the equity method	**1**	**—**
Financial income	24	27
Financial expenses	(1,020)	(504)
Realised and unrealised gains on derivative instruments, net (1)	2,567	489
Foreign currency transaction losses, net	(1,296)	(367)
Net financial expense	**275**	**(355)**
Result before taxation	**507**	**(300)**
Income tax	(15)	65
Result for the period (100% VMO2)	**492**	**(235)**
50% attributable to Telefónica Group	246	(117)
Share-based compensation (2)	14	14
Other adjustments	32	—
Share of income (loss) of investments accounted for by the equity method	**292**	**(103)**
Other comprehensive income (100% VMO2)	**(113)**	**68**

(1) VMO2 entered into various derivative instruments to manage interest rate exposure and foreign currency exposure. Generally, VMO2 does not apply hedge accounting to its derivative instruments. Accordingly, changes in the fair values of most of its derivatives are recorded in the finance results of its consolidated income statement.

(2) Amount related to incentive awards held by certain employees of VMO2 associated with ordinary shares of Liberty Global and Telefónica. Share-based compensation expense is included in Operating expenses in the consolidated income statement of VMO2.

Commitments

Millions of euros	2023	2024	2025	2026	2027	Subsequent years	Total
Purchase commitments	1,106	154	89	60	58	37	1,504
Programming commitments	698	606	446	437	413	204	2,804
Network and connectivity commitments	891	82	57	24	22	199	1,275
Other commitments	359	265	264	266	124	16	1,294
Total commitments VMO2 (100%)	**3,054**	**1,107**	**856**	**787**	**617**	**456**	**6,877**

Purchase commitments include unconditional and legally binding obligations related to the purchase of customer premises and other equipment and certain service-related commitments, including call center, information technology and maintenance services.

Programming commitments consist of obligations associated with programming contracts that are enforceable and legally binding that includes minimum fees.

Network and connectivity commitments include service commitments associated with the network extension program in the U.K. and commitments associated with the mobile virtual network operator (MVNO) agreements.

On the date of closing of the transaction, Telefónica and Liberty Global entered with VMO2 into certain service agreements, either on a transitional or ongoing basis. Likewise, Telefónica licensed the use of Telefónica and O2 brand rights to VMO2 (see Note 29.c).

The breakdown of balances and transactions related to associates and joint ventures recognized with VMO2 in the consolidated statement of financial position and consolidated income statement is as follows:

Millions of euros	12/31/2022	12/31/2021
Receivables from associates and joint ventures for current operations	40	54
Payables to associates and joint ventures	5	259

Millions of euros	2022	2021
Revenue from operations with associates and joint ventures	130	103
Expenses from operations with associates and joint ventures	63	29

"Payables to associates and joint ventures" includes the obligation at December 31, 2021 in relation to the O2 UK pension plans arising as a result of the constitution of VMED O2 UK Ltd. amounting to 213 million pounds sterling (253 million euros at closing exchange rate of 2021, see Note 22) and that it has been paid in 2022 (see Note 28).

Movistar Prosegur Alarmas

In July 2021 Movistar Prosegur Alarmas, S.L. (formerly Prosegur Alarmas España, S.L.) acquired 100% of Prosegur Soluciones, S.A.U.

The breakdown of the key financial highlights of Movistar Prosegur Alarmas group for the latest period available at the time of preparation of these consolidated financial statements and the reconciliation with the carrying amount in the Group are as follows:

Millions of euros	12/31/2022	12/31/2021
Assets	352	224
Liabilities	(346)	(202)
Net assets	**6**	**22**
Purchase price allocation		
Assets	136	146
Liabilities	(35)	(38)
Net assets	**101**	**108**
% Holding	50%	50%
Group's share in equity	**54**	**65**
Goodwill	198	198
Carrying amount in the Telefónica Group	**252**	**263**

FiBrasil

On March 2, 2021, Telefónica Brasil, S.A. ("Vivo") and Telefónica Infra, S.L., infrastructures unit of Telefónica´s Group ("T. Infra"), reached an agreement with Caisse de dépôt et placement du Quebec ("CDPQ") for the construction, development and operation of a fiber (FTTH) network in Brazil, in mid-sized cities outside the State of Sao Paulo, through a joint venture entity, FiBrasil Infraestructura e Fibra Ótica S.A. ("FiBrasil"). On July 2, 2021, once the pertinent authorizations were obtained, the transaction closed, in wich Telefónica Group and CDPQ each held 50% in FiBrasil under a co-control governance model. Telefónica Group participation is distributed equally between Vivo and T.Infra.

The terms of the transaction encompass a total investment by CDPQ of up to 1,800 million reals (approximately 267 million euros at the date of the agreement), comprising payments to both Vivo and FiBrasil, for 50% stake in FiBrasil and also certain payments to be made by T. Infra in the equivalent economic terms, for a 25% stake in FiBrasil. CDPQ´s capital contributions, in addition to expected leverage to be raised by the joint venture, will provide a fully funded business plan to accomplish FiBrasil´s deployment targets.

Breakdown of balances and transactions with associates and joint ventures

The breakdown of items related to associates and joint ventures recognized in the consolidated statements of financial position and consolidated income statements is as follows:

Millions of euros	12/31/2022			12/31/2021		
	Associates	Joint ventures	Total	Associates	Joint ventures	Total
Credits and other financial assets from associates and joint ventures	217	11	228	87	10	97
Receivables from associates and joint ventures (Note 14)	66	85	151	34	87	121
Long-term contractual liabilities to associates and joint ventures	82	51	133	—	31	31
Payables to associates and joint ventures (Note 22)	72	21	93	72	272	344
Short-term contractual liabilities to associates and joint ventures	7	12	19	—	8	8
Other short-term liabilities to associates and joint ventures (Note 22)	—	1	1	—	—	—

Millions of euros	2022			2021			2020		
	Associates	Joint ventures	Total	Associates	Joint ventures	Total	Associates	Joint ventures	Total
Revenue from operations with associates and joint ventures	209	251	460	65	263	328	13	255	268
Expenses from operations with associates and joint ventures	199	116	315	86	36	122	37	2	39
Financial revenues with associates and joint ventures	27	1	28	1	—	1	—	—	—
Financial expenses with associates and joint ventures	1	9	10	1	—	1	—	—	—

"Credits and other financial assets from associates and joint ventures" at December 31, 2022 includes 82 million euros of loans and 59 million euros of trade receivables granted by Colombia Telecomunicaciones, S.A. ESP BIC to the associate company Álamo Holdco, S.L. and it subsidiary Onnet Fibra Colombia S.A.S., respectively. Additionally, this line includes 75 million euros corresponding to the subordinated debt granted by Telefónica Chile to the associate company HoldCo Infraco, SpA. generated by the sale of 40% of the fiber optic business (87 million euros as of December 31, 2021, see Note 12).

"Long-term contractual liabilities to associates and joint ventures" at December 31, 2022 includes 82 million euros corresponding to Colombia Telecomunicaciones, S.A. ESP BIC with the associate company Onnet Fibra Colombia, S.A.S.

"Revenue from operations with associates and joint ventures" in 2022 mainly includes 88 million euros corresponding to the transactions of the Group with the associate company HoldCo Infraco SpA (52 million euros in 2021) and 97 million euros with the associate company Onnet Fibra Colombia, S.A.S. In 2021 it included 98 million euros corresponding to the transactions of the Group with the joint venture Tesco Mobile Ltd. from January 1, to the date of the incorporation of VMED O2 UK (232 million euros in 2020).

"Expenses from operations with associates and joint ventures" in 2022 mainly includes 121 million euros corresponding to the transactions of the Group with the associate company HoldCo Infraco SpA (50 million euros in 2021) and 39 million euros with the associate company Álamo Holdco, S.L.

Note 11. Related parties

Significant shareholders

The significant shareholders of the Company are Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), CaixaBank, S.A. and BlackRock, Inc.

Based on the information provided by CaixaBank, S.A. for the 2022 Annual Report Corporate Governance, as updated per share capital of Telefónica, S.A. as of December 31, 2022, the shareholding of CaixaBank, S.A. in Telefónica's share capital were 3.50%.

Based on the information provided by Banco Bilbao Vizcaya Argentaria, S.A. (BBVA) for the 2022 Annual Report on Corporate Governance, as updated per share capital of Telefónica, S.A. as of December 31, 2022, the shareholding of BBVA in Telefónica's share capital were 4.87%. Likewise, and according to the aforementioned information provided by BBVA, the percentage of economic rights attributed to Telefónica, S.A. shares owned by BBVA amounts to 4.97% of the Company's share capital.

Based on the information notified by BlackRock, Inc to the CNMV on March 31, 2020, as updated per the share capital of Telefónica, S.A. as of December 31, 2022, the shareholding of BlackRock, Inc in Telefónica's share capital were 4.48%. Based on the Schedule 13G/A filed with the SEC, on October 7, 2022, BlackRock, Inc. beneficially owned 4.96% of Telefónica, S.A. shares and 4.49% of voting rights.

During 2022 and 2021, the Group carried out no significant transactions with BlackRock, Inc. other than the corresponding dividends paid.

The following is a summary of significant transactions between the Telefónica Group and BBVA and CaixaBank companies, other than the payment of the dividend corresponding to its shareholding. All transactions were carried out at market prices.

Participated companies

On November 20, 2020, Telefónica Digital España, S.L.U. and Compañía Chilena de Inversiones, S.L., an affiliated company of BBVA, entered into an agreement related to the incorporation of a subsidiary in Colombia with the aim of commercializing loans to consumers and SME in such country. On January 5, 2021, this company was incorporated as a 50/50 joint venture between the two companies, under the name Movistar Consumer Finance Colombia, S.A.S (see Note 10).

The Telefónica Group holds a 50% interest in Telefónica Consumer Finance, E.F.C., S.A., a company controlled by CaixaBank (see Note 10).

The Telefónica Group and BBVA each hold a 44.44% interest in the joint venture Adquira España, S.A. (see Note 10).

The Telefónica Group has a 50% interest in Telefónica Factoring España and its subsidiaries in Brazil, Peru, Colombia, Mexico, Chile and Ecuador, accounted for by the equity method (see Note 10), in which BBVA and CaixaBank have minority interests.

On July 21, 2022, Telefónica, S.A. and CaixaBank Payments and Consumer E.F.C., E.P., S.A. incorporated the company Telefónica Renting, S.A. 50% each. This company is controlled by CaixaBank.

The balances as of December 31, 2022 and 2021, and the transactions carried out in 2022 and 2021 of Telefónica Group companies with the aforementioned associates and joint ventures in which BBVA and CaixaBank hold interests are shown below:

Millions of euros	12/31/2022	12/31/2021
Receivables from associates and joint ventures for current operations	7	6
Payables to associates and joint ventures	7	36

Millions of euros	2022	2021
Revenue from operations with associates and joint ventures	13	13
Expenses from operations with associates and joint ventures	7	9
Finance cost from operations with associates and joint ventures	1	1

Derivatives

The net fair value of the outstanding derivatives as of December 31, 2022 contracted with BBVA and CaixaBank amounts to 185 and 41 million euros, respectively (314 and 26 million euros, respectively, as of December 31, 2021).

The nominal value of these derivatives amounted to 5,778 and 264 million euros, respectively (6,664 million euros with BBVA and 264 million euros with CaixaBank in 2021). As explained in the 'Derivatives policy' section of Note 19, this volume is so high because derivatives can be applied several times to the same underlying asset for an amount equal to its face value. As of December 31, 2022, the

derivatives contracted with BBVA and CaixaBank account for approximately 7% of the total amount of outstanding derivatives contracted by the Group with external counterparties (see Note 19).

Additionally, at December 31, 2022, collateral guarantees on derivatives from BBVA and CaixaBank have been received, amounting to 236 million euros and 43 million euros, respectively (262 million euros and 21 million euros respectively at December 31, 2021).

Renting operations with CaixaBank

In mid-2021, a new Fusion portfolio came into force that included a rental device. The Group has an agreement with CaixaBank to in turn rent these devices (a model known as "rent to rent"), covered by a framework financing agreement previously formalized between Telefónica and CaixaBank. In 2022, the volume of these operations with CaixaBank amount to 405 million euros (186 million euros in 2021) which have involved 19 million euros in financial expenses. As of December 31, 2022, the balance of the account payable to CaixaBank amounted to 501 million euros (176 million euros as of December 31, 2021).

Likewise, the Group carries out other equipment rental operations with CaixaBank (equipment at customers' homes, such as routers or decoders). In 2022, the volume of this equipment leasing transactions was 82 million euros (92 million euros in 2021), with financial expenses amounting to 3 million euros (1 million euros in 2021). As of December 31, 2022, the debt with CaixaBank for these concepts amounts to 119 million euros (73 million euros in 2021).

Other operations

The impact on the consolidated income statement of the Telefónica Group of the rest of the operations with BBVA and CaixaBank in 2022 and 2021 is shown below:

BBVA		
Millions of euros	**2022**	**2021**
Finance costs	11	8
Receipt of services	7	14
Purchase of goods	—	2
Other expenses	3	19
Total costs	**21**	**43**
Finance income	14	5
Dividends received [(1)]	15	8
Services rendered	40	26
Sale of goods	7	9
Other income	7	5
Total revenues	**83**	**53**

[(1)] At December 31, 2022, Telefónica held a 0.73% stake (0.66% stake at December 31, 2021) in the share capital of Banco Bilbao Vizcaya Argentaria, S.A. (see Note 12).

CaixaBank		
Millions of euros	**2022**	**2021**
Finance costs	6	6
Receipt of services	5	10
Purchase of goods	53	57
Total costs	**64**	**73**
Services rendered	69	83
Sale of goods	51	67
Other income	2	1
Total revenues	**122**	**151**

The following table shows the balance sheet positions of these operations as of December 31, 2022 and 2021, as well as the current guarantees and other off-balance sheet positions.

BBVA		
Millions of euros	**2022**	**2021**
Finance arrangements: loans, capital contributions and others (borrower)	140	155
Finance arrangements: loans and capital contributions (lender)	13	10
Factoring operations	—	108
Guarantees	165	147

CaixaBank		
Millions of euros	**2022**	**2021**
Finance arrangements: loans, capital contributions and others (borrower)	148	145
Finance arrangements: loans and capital contributions (lender)	37	82
Factoring operations	—	28
Guarantees	160	190

Other related parties

The most significant balances and transactions with associates and joint ventures are detailed in Note 10.

During 2022 and 2021, the Directors and senior executives performed no transactions with Telefónica, S.A. or any Telefónica Group company other than those in the Group's normal trading activity and business. Compensation and other benefits paid to members of the Board of Directors and senior executives are detailed in Note 29.g and Appendix II.

Telefónica contracted a civil liability insurance scheme (D&O) for Directors, managers and staff with similar functions in the Telefónica Group, with standard conditions for these types of insurance and a premium attributable to 2022 of 6,598,467 euros (5,303,931 euros in 2021). This scheme provides coverage for Telefónica, S.A. and its subsidiaries in certain cases.

Note 12. Financial assets and other non-current assets

The breakdown of financial assets and other non-current assets of the Telefónica Group at December 31, 2022 and December 31, 2021 is as follows:

Millions of euros	12/31/2022	12/31/2021
Non-current financial assets (Note 16)	**6,219**	**6,062**
Investments	497	479
Other long-term credits	981	890
Deposits and guarantees	1,163	1,254
Trade receivables	1,019	752
Receivables for subleases	19	27
Impairment of trade receivables	(128)	(112)
Derivative financial assets (Note 19)	2,668	2,772
Other non-current assets	**1,882**	**1,285**
Contractual assets (Note 23)	359	209
Deferred expenses (Note 23)	854	555
Long-term receivables for taxes	345	299
Prepayments	324	222
Total	**8,101**	**7,347**

Non-current financial assets

The movement in investments, other long-term credits, deposits and guarantees, trade receivables, long-term receivables for subleases and impairment of trade receivables in 2022 and 2021, is as follows:

Millions of euros	Invest-ments	Other long-term credits	Deposits and guarantees	Trade receivables	Long-term receivables for subleases	Impairment of trade receivables
Balance at 12/31/20	**457**	**252**	**1,633**	**551**	**15**	**(122)**
Additions	9	686	195	540	11	(6)
Disposals	(41)	(6)	(30)	(272)	—	45
Translation differences	—	(9)	9	—	—	(2)
Fair value adjustments and financial updates	56	14	8	(2)	—	—
Transfers and other	(2)	(47)	(561)	(65)	1	(27)
Balance at 12/31/21	**479**	**890**	**1,254**	**752**	**27**	**(112)**
Additions	12	503	64	616	4	(10)
Disposals	(74)	(94)	(33)	(162)	(4)	3
Translation differences	(1)	2	69	12	1	(13)
Fair value adjustments and financial updates	80	64	26	(2)	—	—
Transfers and other	1	(384)	(217)	(197)	(9)	4
Balance at 12/31/22	**497**	**981**	**1,163**	**1,019**	**19**	**(128)**

Investments

"Investments" includes the fair value of investments in companies where Telefónica exercises no significant influence or control and for which there is no specific short-term disposal plan (see Note 3.i).

The Telefónica Group's shareholding in Banco Bilbao Vizcaya Argentaria, S.A. (BBVA) amounted to 249 million euros (232 million euros at December 31, 2021), representing 0.73% of its share capital at December 31, 2022 (0.66% at December 31, 2021).

At December 31, 2022, Telefónica maintained a 0.59% stake in the share capital of China Unicom (Hong Kong) Limited, valued at 105 million euros (same percentage at December 31, 2021, valued at 80 million euros).

On May 19, 2022 Telefónica signed an agreement with the company Global Alconaba, S.L., for the sale of 50,147,058 shares of Promotora de Informaciones, S.A. (PRISA), equivalent to 7.076% of its share capital. As a result of this sale, 71 million euros of losses from financial assets measured at fair value through comprehensive income have been reclassified to retained earnings. As of December 31, 2022 Telefónica's shareholding in PRISA amounted to 1.87% of the company's share capital and was valued at 4 million euros (9.03% at December 31, 2021 valued at 36 million euros).

Other long-term credits

This line item includes long-term financial assets of Telefónica Germany amounting to 104 million euros and 85 million euros at December 31, 2022 and 2021, respectively, that are mainly intended to cover obligations from the defined benefit plan of Telefónica Germany but do not represent "plan assets" in accordance with IAS 19 (see Note 24).

Additions for the year 2022 include financial instruments (Federal Treasury Certificates) of Pegaso PCS, S.A. de C.V. amounting to 260 million euros, for the purpose of securing certain legal proceedings with the Mexican tax Administration Service. These instruments are classified as long-term based on the estimated term of the proceedings and accrue interest according to the time elapsed (see Note 28).

Additionally, additions for the year 2022 include 82 million euros of loans granted by Colombia Telecomunicaciones, S.A. ESP BIC to the associate company Álamo Holdco, S.L. (see Note 10).

At December 31, 2022 other long-term credits include 75 million euros corresponding to the subordinated debt granted by Telefónica Chile to the associate company HoldCo Infraco, SpA. generated by the sale of 40% of the

fiber optic business (87 million euros as of December 31, 2021, see Note 10).

"Additions" in 2021 included the notes issued by the international issue platform Single Platform Investment Repackaging Entity, S.A. ("Spire") deposited in a securities account owned by Telefónica, S.A. with a notional of 1,000 million dollars of which 295 million euros are registered as "Other long-term credits" and 591 million euros were registered as "other current financial assets". Transfers for the year 2022 include the short-term transfer of the notes mentioned above for an amount of 313 million euros, all of which were registered at December 31, 2022 in "Other current financial assets" for an amount of 939 million euros (see Note 15).

Additionally in 2021, Telxius recorded additions amounting to 246 million euros associated with the collection right arising with American Tower Corporation as a result of the sale of the telecommunications towers division in Europe (Spain and Germany) in June 2021. At December 31, 2022 the collection right amounted to 264 million euros.

The vast majority of long-term credits, recognized at amortized cost (Note 16), are considered to be low credit risk assets, therefore the impairment analysis was carried out on the basis of expected credit losses in the next twelve months.

Deposits and guarantees

Telefónica Brazil has non-current judicial deposits amounting to 501 million euros (see Note 24) at December 31, 2022 (431 million euros at December 31, 2021).

At December 31, 2022, there were deposits related to the collateral guarantees on derivatives (CSA) signed by Telefónica, S.A. and its counterparties for the credit risk management of derivatives amounting to 365 million euros of which 42 million euros cross currency swap (564 million euros at December 31, 2021 that included 279 million euros related to cross currency swap).

In relation with collateral contracts, in 2022 there is an additional guarantee of 79,034 bonds issued by Telefónica Emisiones, S.A.U. deposited in a securities account owned by Telefónica, S.A. with a notional of 78 million euros at December 31, 2022 (166,678 bonds for a nominal amount of 173 million euros at December 31, 2021).

The vast majority of deposits and guarantees recognized at amortized cost (Note 16), are considered to be low credit risk assets, therefore the impairment analysis was carried out on the basis of expected credit losses in the next 12 months.

Trade receivables

"Additions" for the year in 2022 include trade receivables amounting to 69 million euros from Colombia Telecomunicaciones, S.A. ESP BIC to the associate Onnet Fibra Colombia SAS, 59 million euros at December 31, 2022, see Note 10.

At December 31, 2022 includes Telefónica Germany trade receivables at fair value through other comprehensive income for an amount of 292 million euros (269 million euros as of December 31, 2021, see Note 16).

Note 13. Inventories

The detail of inventories of the Telefónica Group at December 31, 2022 and December 31, 2021 is as follows:

Millions of euros	12/31/2022	12/31/2021
Audiovisual rights	823	1,131
Mobile terminals and other equipments	701	584
Other inventories	57	71
Inventories impairment provision	(35)	(37)
Inventories	**1,546**	**1,749**

"Audiovisual rights" mainly includes the rights to broadcast sport events (see Note 29.c) and rights to broadcast films, television series and documentaries (see Note 3.j).

Note 14. Receivables and other current assets

The detail of receivables and other current assets of the Telefónica Group at December 31, 2022 and December 31, 2021 is as follows:

Millions of euros	12/31/2022	12/31/2021
Receivables (Note 16)	**7,340**	**6,903**
Trade receivables	9,680	8,926
Impairment of trade receivables	(2,891)	(2,531)
Receivables from associates and joint ventures (Note 10)	151	121
Other receivables	400	387
Other current assets	**1,794**	**1,384**
Contractual assets (Note 23)	195	133
Capitalized costs (Note 23)	885	668
Prepayments	714	583
Total	**9,134**	**8,287**

The movement in impairment of trade receivables in 2022 and 2021 is as follows:

	Millions of euros
Impairment provision at December 31, 2020	**2,549**
Allowances	598
Inclusion of companies	(38)
Amounts applied	(545)
Translation differences and other	(33)
Impairment provision at December 31, 2021	**2,531**
Allowances	613
Transfers	12
Amounts applied	(397)
Translation differences and other	132
Impairment provision at December 31, 2022	**2,891**

Public-sector net trade receivables at December 31, 2022 and 2021 amounted to 518 million euros and 439 million euros, respectively.

The detail of the age of the accounts receivable balances from customers and their corrections for impairment as of December 31, 2022 and 2021 is as follows:

	12/31/2022	
Millions of euros	**Trade receivables**	**Impairment**
Unbilled receivables	2,495	(9)
Amount not overdue invoiced	3,011	(154)
Less than 90 days	1,024	(160)
Between 90 and 180 days	347	(150)
Between 180 and 360 days	534	(381)
More than 360 days	2,269	(2,037)
Total	**9,680**	**(2,891)**

	12/31/2021	
Millions of euros	**Trade receivables**	**Impairment**
Unbilled receivables	2,316	(16)
Amount not overdue invoiced	2,976	(114)
Less than 90 days	893	(141)
Between 90 and 180 days	333	(125)
Between 180 and 360 days	416	(306)
More than 360 days	1,992	(1,829)
Total	**8,926**	**(2,531)**

Note 15. Other current financial assets

The breakdown of other financial assets of the Telefónica Group at December 31, 2022 and December 31, 2021 is as follows:

Millions of euros	12/31/2022	12/31/2021
Short-term credits	128	1,306
Short-term deposits and guarantees	439	760
Short-term derivative financial assets (Note 19)	712	995
Other current financial assets	1,165	774
Total	**2,444**	**3,835**

Short-term credits at December 31, 2021, included bank deposits with a maturity in one month formalized by Telfisa Global, B.V. which amounted to 1,190 million euros.

Short-term deposits and guarantees at December 31, 2022 include current judicial deposits amounting to 106 million euros (see Note 24) constituted by Telefónica Brazil (17 million euros at December 31, 2021) including the judicial deposit of the amount withheld from the acquisition price of OI's mobile assets, in the amount of 522 million Brazilian reais (94 million euros, see Note 5).

At December 31, 2021, 433 million euros of deposits maturing in more than 90 days from Telefónica Móviles Chile were included, contracted with the funds obtained from the issue in November 2021 of a bond (see Appendix III).

Additionally at December 31, 2022 there were 232 million euros registered in deposits (150 million euros at December 31, 2021), associated with collateral guarantees of Telefónica, S.A. classified as current according to the maturity of the underlying derivative instruments which they relate to.

The vast majority of short-term credits and deposits and guarantees recognized at amortized cost and at fair value with changes in "Other comprehensive income" (Note 16) are considered to be low credit risk assets.

"Other current financial assets" include short-term investments in financial instruments to cover commitments undertaken by the Group's insurance companies, amounted to 126 million euros at December 31, 2021 (105 million euros at December 31, 2021) and were recorded at fair value.

Additionally at December 31, 2022 this included the notes issued by the international issue platform Single Platform Investment Repackaging Entity, S.A. ("Spire"). These notes were deposited in a securities account owned by Telefónica, S.A. with a notional of 1,000 million dollars equivalent to 939 million euros registered entirely under "Other current financial assets". At December 31, 2021 1,000 million dollars were deposited, of which 591 million euros were registered as "Other current financial assets" and 295 million euros were registered as "Other long-term credits" (see Note 12).

Current financial assets that are highly liquid and have maturity periods of three months or less from the date contracted, and present an insignificant risk of value changes, are recorded under “Cash and cash equivalents” on the accompanying consolidated statement of financial position.

Note 16. Breakdown of financial assets

The breakdown of financial assets of the Telefónica Group at December 31, 2022 is as follows:

December 31, 2022	**Fair value through profit or loss**		**Fair value through other comprehensive income**			**Measurement hierarchy**					
Millions of euros	**Held for trading**	**Fair value option**	**Debt instru-ments**	**Equity instru-ments**	**Hedges**	**Level 1 (Quoted prices)**	**Level 2 (Other directly observable market inputs)**	**Level 3 (Inputs not based on observable market data)**	**Amortized cost**	**Total carrying amount**	**Total fair value**
Non-current financial assets (Note 12)	323	—	350	465	2,404	464	3,067	11	2,677	6,219	6,219
Investments	32	—	—	465	—	390	107	—	—	497	497
Credits and other financial assets	27	—	58	—	—	74	—	11	896	981	981
Deposits and guarantees	—	—	—	—	—	—	—	—	1,163	1,163	1,163
Derivative instruments	264	—	—	—	2,404	—	2,668	—	—	2,668	2,668
Trade receivables	—	—	292	—	—	—	292	—	727	1,019	891
Trade receivables for subleases	—	—	—	—	—	—	—	—	19	19	19
Impairment of trade receivables	—	—	—	—	—	—	—	—	(128)	(128)	—
Current financial assets	405	—	833	—	466	181	1,513	10	15,325	17,029	17,029
Trade receivables (Note 14)	—	—	792	—	—	—	792	—	9,439	10,231	7,340
Impairment of trade receivables (Note 14)	—	—	—	—	—	—	—	—	(2,891)	(2,891)	—
Other current financial assets (Note 15)	405	—	41	—	466	181	721	10	1,532	2,444	2,444
Cash and cash equivalents	—	—	—	—	—	—	—	—	7,245	7,245	7,245
Total	**728**	**—**	**1,183**	**465**	**2,870**	**645**	**4,580**	**21**	**18,002**	**23,248**	**23,248**

The calculation of the fair values of the Telefónica Group's debt instruments required an estimate, for each currency and counterparty, of a credit spread curve using the prices of the Group's bonds and credit derivatives.

The breakdown of financial assets of the Telefónica Group at December 31, 2021 was as follows:

December 31, 2021	Fair value through profit or loss		Fair value through other comprehensive income			Measurement hierarchy					
Millions of euros	**Held for trading**	**Fair value option**	**Debt instru-ments**	**Equity instru-ments**	**Hedges**	**Level 1 (Quoted prices)**	**Level 2 (Other directly observable market inputs)**	**Level 3 (Inputs not based on observable market data)**	**Amortized cost**	**Total carrying amount**	**Total fair value**
Non-current financial assets (Note 12)	**506**	**—**	**269**	**452**	**2,301**	**380**	**3,148**	**—**	**2,534**	**6,062**	**6,062**
Investments	27	—	—	452	—	372	107	—	—	479	479
Credits and other financial assets	8	—	—	—	—	8	—	—	882	890	890
Deposits and guarantees	—	—	—	—	—	—	—	—	1,254	1,254	1,254
Derivative instruments	471	—	—	—	2,301	—	2,772	—	—	2,772	2,772
Trade receivables	—	—	269	—	—	—	269	—	483	752	640
Trade receivables for subleases	—	—	—	—	—	—	—	—	27	27	27
Impairment of trade receivables	—	—	—	—	—	—	—	—	(112)	(112)	—
Current financial assets	**218**	**1**	**956**	**—**	**908**	**160**	**1,923**	**—**	**17,235**	**19,318**	**19,318**
Trade receivables (Note 14)	1	—	917	—	—	—	918	—	8,516	9,434	6,903
Impairment of trade receivables (Note 14)	—	—	—	—	—	—	—	—	(2,531)	(2,531)	—
Other current financial assets (Note 15)	217	1	39	—	908	160	1,005	—	2,670	3,835	3,835
Cash and cash equivalents	—	—	—	—	—	—	—	—	8,580	8,580	8,580
Total	**724**	**1**	**1,225**	**452**	**3,209**	**540**	**5,071**	**—**	**19,769**	**25,380**	**25,380**

Note 17. Equity

a) Share capital and share premium

2022
At December 31, 2022, Telefónica, S.A.´s share capital amounted to 5,775,237,554 euros and is divided into 5,775,237,554 common shares, of a single series and with a par value of 1 euro each, fully paid in. All the shares of the Company have the same characteristics and carry the same rights and obligations.

The Board of Directors of Telefónica, S.A. at its meeting held on April 8, 2022, has resolved to carry out the implementation of the share capital reduction through the cancellation of own shares approved by the Annual General Shareholders' Meeting held on April 8, 2022.

In April 2022, the share capital of Telefónica, S.A. was reduced in the amount of 139,275,057 euros, through the cancellation of 139,275,057 own shares of the Company held as treasury stock, with a nominal value of one euro each. The share capital of the Company resulting from the reduction was set at 5,639,772,963 euros corresponding to 5,639,772,963 shares with a nominal value of one euro each. Related to the capital reduction the share premium was reduced by 409 million euros.

The reduction did not entail the return of contributions to the shareholders since the Company is the owner of the cancelled shares. The reduction was carried out with a charge to unrestricted reserves, through the allocation of a reserve for cancelled share capital in an amount equal to the nominal value of the cancelled shares (i.e. for an amount of 139,275,057 euros), which may only be used in compliance with the same requirements as those established for the reduction of share capital, by application of the provisions of section 335. c) of the Spanish Companies Act. Accordingly, as laid down in such section, the creditors of the Company will not have the right to oppose the reduction mentioned in section 334 of the Spanish Companies Act in connection with the share capital reduction.

On April 22, 2022, the deed relating to the share capital reduction was registered in the Commercial Registry of Madrid.

On June 24, 2022 the deed of capital increase amounting to 135,464,591 euros, divided into 135,464,591 ordinary shares, with a nominal value of one euro each, and issued against reserves as part of the scrip dividend, was filed in the Madrid Commercial registry. Following the share capital increase, the share capital was set up at 5,775,237,554 euros.

The shares of Telefónica, S.A. are represented by book entries that are listed on the Spanish Electronic Market (within the selective Ibex 35 index) and on the four Spanish Stock Exchanges (Madrid, Barcelona, Valencia and Bilbao), as well as on the New York and Lima Stock Exchanges (on these latter two Exchanges through American Depositary Shares (ADSs), with each ADS representing one share of the Company).

2021
At December 31, 2021, Telefónica, S.A.´s share capital amounted to 5,779,048,020 euros and is divided into 5,779,048,020 common shares, of a single series and with a par value of 1 euro each, fully paid in.

The Board of Directors of Telefónica, S.A. at its meeting held on April 23, 2021, resolved to carry out the implementation of the share capital reduction through the cancellation of own shares approved by the Annual General Shareholders' Meeting held on April 23, 2021.

The share capital of Telefónica, S.A. was reduced in the amount of 82,896,466 euros, through the cancellation of 82,896,466 own shares of the Company held as treasury stock, with a nominal value of one euro each. The share capital of the Company resulting from the reduction was set at 5,443,534,596 euros corresponding to 5,443,534,596 shares with a nominal value of one euro each. Related to the capital reduction the share premium was reduced by 305 million euros.

The reduction was carried out with a charge to unrestricted reserves, through the allocation of a reserve for cancelled share capital in an amount equal to the nominal value of the cancelled shares (i.e. for an amount of 82,896,466 euros), which may only be used in compliance with the same requirements as those established for the reduction of share capital. Accordingly, the creditors of the Company did not have the right to oppose the reduction mentioned in section 334 of the Spanish Companies Act in connection with the share capital reduction.

On May 5, 2021, the deed relating to the share capital reduction was registered in the Commercial Registry of Madrid.

On June 22, 2021 the deed of capital increase amounting to 194,518,911 euros, divided into 194,518,911 ordinary shares, with a nominal value of one euro each, and issued

against reserves as part of the scrip dividend, was filed in the Madrid Commercial registry. Following the share capital increase, the share capital was set up at 5,638,053,507 euros.

On November 3, 2021, the Board of Directors agreed to submit for the approval of the General Shareholders Meeting of the Company the adoption of the appropriate corporate resolutions to execute a capital reduction by means of a redemption of treasury shares representing approximately 1.65% of the share capital.

On December 23, 2021, the capital increased in the amount of 140,994,513 euros, in which 140,994,513 ordinary shares with a par value of one euro each were issued against reserves as part of the scrip dividend. Following the share capital increase, the share capital was set at 5,779,048,020 euros. On that date, the deed was filed in Madrid Companies' Register.

Authorizations by Shareholders' Meeting
As regards the authorizations conferred in respect of the share capital, the shareholders acting at the Ordinary General Shareholders' Meeting held on June 12, 2020 resolved to delegate to the Board of Directors, as broadly as required by Law, pursuant to the provisions of Section 297.1.b) of the Companies Act, the power to increase the share capital on one or more occasions and at any time, within a period of five year from the date of adoption of such resolution, by the maximum nominal amount of 2,596,065,843 euros, equal to one-half of the share capital of the Company on the date of adoption of the resolution at the General Shareholders' Meeting, issuing and floating the respective new shares for such purpose with or without a premium, the consideration for which will consist of monetary contributions, with express provision for incomplete subscription of the shares to be issued. The Board of Directors was also authorized to exclude pre-emptive rights in whole or in part, as provided in section 506 of the Companies Act. However, the power to exclude pre-emptive rights is limited to 20% of the share capital on the date on which the resolution is adopted. In accordance with the above-mentioned authorization, as of the end of fiscal year 2022, the Board would be authorized to increase the share capital by the maximum nominal amount of 2,596,065,843 euros.

Furthermore, the shareholders acting at the Ordinary General Shareholders' Meeting of Telefónica, S.A. held on June 12, 2020 delegated to the Board of Directors, in accordance with the general rules governing the issuance of debentures and pursuant to the provisions of applicable law and the Company's By-Laws, the power to issue securities, including preferred shares and warrants, with the power to exclude the pre-emptive rights of shareholders. The aforementioned securities may be issued on one or more occasions, within a maximum period of five years as from the date of adoption of the resolution. The securities issued may be debentures, bonds, notes and other fixed-income securities, or debt instruments of a similar nature, or hybrid instruments in any of the forms admitted by Law (including, among others, preferred interests) both simple and, in the case of debentures, bonds and hybrid instruments, convertible into shares of the Company and/or exchangeable for shares of the Company, of any of the companies of its Group or of any other company and/or giving the holders thereof an interest in the corporate earnings. Such delegation also includes warrants or other similar instruments that may entitle the holders thereof, directly or indirectly, to subscribe for or acquire newly-issued or outstanding shares, payable by physical delivery or through differences. The aggregate amount of the issuance or issuances of instruments that may be approved in reliance on this delegation may not exceed, at any time, 25,000 million euros or the equivalent thereof in another currency. In the case of notes and for purposes of the above-mentioned limits, the outstanding balance of those issued in reliance on the delegation shall be computed. In the case of warrants, and also for the purpose of such limit, the sum of the premiums and exercise prices of each issuance shall be taken into account.

Furthermore, under the aforementioned delegation resolution, the shareholders at the Ordinary General Shareholders' Meeting of Telefónica, S.A. resolved to authorize the Board of Directors to guarantee, in the name of the Company, the issuance of the aforementioned instruments issued by the Companies belonging to its Group of Companies, within a maximum period of five years as from the date of adoption of the resolution.

Furthermore, on June 8, 2018, shareholders voted to authorize the acquisition by the Board of Directors of Telefónica, S.A. treasury shares, up to the limits and pursuant to the terms and conditions established at the Shareholders' Meeting, within a maximum five-year period from that date. However, it specified that in no circumstances could the par value of the shares acquired, added to that of the treasury shares already held by Telefónica, S.A. and by any of its controlled subsidiaries, exceed the maximum legal percentage at any time.

b) Dividends

Dividends distribution in 2022
Approval was given at the General Shareholders' Meeting of April 8, 2022 to pay a dividend in two tranches. The first tranche through a scrip dividend amounting to approximately 0.15 euros per share took place on June 2022 and consist on the assignment of free allotment rights with an irrevocable purchase commitment by the Company. The second tranch amounting to approximately 0.15 euros per share took place in December 2022, after the adoption of the corresponding corporate resolutions.

At its meeting held on May 25, 2022, the Executive Commission of Telefónica, S.A. Board of Directors agreed to carry out the execution of the increase in paid-up capital, related to the shareholders compensation by means of a scrip dividend. Thus, each shareholder received one free allotment right for each Telefónica share held. Such free allotment rights were traded on the Continuous Market in Spain during a period of 15 calendar days. Once this trading period ended, the shareholders of 25.54% of the free-of-charge allotment rights accepted the irrevocable purchase commitment assumed by Telefónica, S.A. The payment to these shareholders was made on June 16, 2022. The gross impact of this dividend amounts to 213 million euros.

On the other hand, the shareholders of 74.46% of the free-of-charge allotment rights were entitled, therefore, to receive new shares of Telefónica, S.A. So the final number of shares issued on June 24, 2022 in the capital increase was 135,464,591 shares with a nominal value of 1 euro each.

The second tranch of the dividend was paid on December 15, 2022 and had an impact in equity amounting to 854 million euros.

Dividends distribution in 2021

Approval was given at the General Shareholders' Meeting of April 23, 2021 to pay a scrip dividend amounting to approximately 0.35 euros per share in two tranches, consisting of the assignment of free allotment rights with an irrevocable purchase commitment by the Company, and a subsequent capital increase by means of the issue of new shares to fulfill said allotments, following a specific calculation mechanism which might result in variations of the amount. The distribution of the first tranch, amounting approximately 0.20 euros per share, took place in June of 2021 and the second tranch amounting approximately 0.15 euros per share took place in December 2021, after the adoption of the corresponding corporate resolutions.

At its meeting held on May 26, 2021, the Executive Commission of Telefónica, S.A. Board of Directors agreed to carry out the execution of the increase in paid-up capital, related to the shareholders compensation by means of a scrip dividend. Thus, each shareholder received one free allotment right for each Telefónica share held. Such free allotment rights were traded on the Continuous Market in Spain during a period of 15 calendar days. Once this trading period ended, the shareholders of 28.53% of the free-of-charge allotment rights accepted the irrevocable purchase commitment assumed by Telefónica, S.A. Cash payment to these shareholders was made on June 17, 2021. The gross impact of this dividend amounts to 308 million euros.

On the other hand, the shareholders of 71.47% of the free-of-charge allotment rights were entitled, therefore, to receive new shares of Telefónica, S.A. So the final number of shares issued after June 22, 2021 in the capital increase was 194,518,911 shares with a nominal value of 1 euro each.

The Executive Commission of Telefónica, S.A. Board of Directors meeting of November 3, 2021 agreed the implementation of the second capital increase with charge to reserves related to the shareholder compensation by means of a scrip dividend. Thus, each shareholder received 1 free allotment right for each Telefónica share held. The shareholders of 34.98% of the free-of-charge allotment rights accepted the irrevocable purchase commitment assumed by Telefónica, S.A. Cash payment was made on December 17, 2021 and had an impact in equity amounting to 292 million euros.

On the other hand, the shareholders of 65.02% of the free-of-charge allotment rights were entitled, therefore, to receive new shares of Telefónica, S.A. So the final number of shares issued on December 23, 2021 in the capital increase was 140,994,513 shares with a nominal value of one euro each.

Dividends distribution in 2020

Approval was given at the General Shareholders' Meeting of June 12, 2020 to pay a scrip dividend amounting to approximately 0.40 euros per share in two tranches, consisting of the assignment of free allotment rights with an irrevocable purchase commitment by the Company, and a subsequent capital increase by means of the issue of new shares to fulfill said allotments, following a specific calculation mechanism which might result in variations of the amount. The distribution of the first tranche, amounting approximately 0.20 euros per share, took place in June of 2020 and the second tranche, amounting approximately 0.20 euros per share, took place in December 2020, after the adoption of the corresponding corporate resolutions.

At its meeting held on June 12, 2020, the Board of Directors agreed to carry out the execution of the increase in paid-up capital, related to the shareholders compensation by means of a scrip dividend. Thus, each shareholder received one free allotment right for each Telefónica share held. Such free allotment rights were traded on the Continuous Market in Spain during a period of 15 calendar days. Once this trading period ended, the shareholders of 36.99% of the free-ofcharge allotment rights accepted the irrevocable purchase commitment assumed by Telefónica, S.A. Cash payment was made on July 3, 2020 and had an impact in equity amounting to 371 million euros.

On the other hand, the shareholders of 63.01% of the free of-charge allotment rights were entitled, therefore, to receive new shares of Telefónica, S.A. So the final number of shares issued after June 30, 2020 in the capital increase was 136,305,986 shares with a nominal value of 1 euro each.

The Executive Commission of Telefónica, S.A. Board of Directors meeting of December 4, 2020 agreed the implementation of the second capital increase with charge to reserves related to the shareholder compensation by means of a scrip dividend. The

shareholders of 33.12% of the free of- charge allotment rights accepted the irrevocable purchase commitment assumed by Telefónica, S.A. Cash payment was made on December 30, 2020 and had an impact in equity amounting to 342 million euros.

On the other hand, the shareholders of 66.88%of the free of-charge allotment rights were entitled, therefore, to receive new shares of Telefónica, S.A. So the final number of ordinary shares with a nominal value of 1 euro issued in the capital increase was 197,993,390 corresponding to 3.72% of the share capital, being 197,993,390 euros the capital increase.

Proposed distribution of results of the parent company

Telefónica, S.A. generated 880 million euros of losses in 2022.

The Company's Board of Directors will submit the following proposed distribution of 2022 results for approval at the Shareholders' Meeting:

	Millions of euros
Legal reserve	—
Unrestricted reserves	(880)
Total	**(880)**

c) Other equity instruments

Undated deeply subordinated securities

Unless specified otherwise, undated deeply subordinated securities were issued by Telefónica Europe, B.V.

The characteristic of undated deeply subordinated securities, the detail of the tender offer and the amounts repurchased in the operations and the amount amortized in advance, are the following (million euros):

Issue date	Annual Fix	Variable	Exercisable by issuer	12/31/2021	Tender Offer	Amount repurchased	Redemption	12/31/2022
11/23/2022 [1]	7.125 %	from 11/23/28 rate SWAP + spread incremental	2028	—	—	—	—	750
11/24/2021 [2]	2.875 %	from 05/24/28 rate SWAP + spread incremental	2028	750	—	—	—	750
2/12/2021 [2]	2.376 %	from 05/12/29 rate SWAP + spread incremental	2029	1,000	—	—	—	1,000
2/5/2020 [1]	2.502 %	from 05/05/27 rate SWAP + spread incremental	2027	500	—	—	—	500
09/24/2019	2.875 %	from 09/24/27 rate SWAP + spread incremental	2027	500	—	—	—	500
03/14/2019	4.375 %	from 03/14/25 rate SWAP + spread incremental	2025	1,300	—	—	—	1,300
03/22/2018	3 %	from 12/04/23 rate SWAP + spread incremental	2023	824	824	(74)	—	750
	3.875 %	from 09/22/26 rate SWAP + spread incremental	2026	1,000	—	—	—	1,000
12/07/2017	2.625 %	from 06/07/23 rate SWAP + spread incremental	2023	676	676	(547)	(129)	—
03/31/2014	5.875 %	from 03/31/24 rate SWAP + spread incremental	2024	1,000	—	—	—	1,000
				7,550				**7,550**

[1] Green undated deeply subrodinated securities (see Note 29d)
[2] Sustanible undated deeply subordinated securities (see Nota 29d)

In all issuances of undated deeply subordinated securities (hybrid instruments), the issuer has an option to defer the payment of coupons and holders of such securities cannot call for payment.

As the repayment of principal and the payment of coupons depend solely on Telefónica's decision, these undated deeply subordinated securities are equity instruments and are presented under "Other equity instruments" in the accompanying consolidated statement of changes in equity.

In November 2022, Telefónica Europe, B.V. carried out several transactions on its hybrid capital: (a) a new issue amounting to 750 million euros, guaranteed by Telefónica, S.A. (see Note 29.d); (b) a tender offer on a hybrid instruments, denominated in euros, with first call dates in March and September 2023. The issuer accepted the purchase in cash of the tendered securities in a principal amount of 621 million euros.

In December 2022, Telefónica Europe, B.V. was exercised the clean-up call option for the remaining hybrid instruments with first non-call date March 2023, with an aggregate principal amount of 129 million euros.

In 2022, the payment of the coupons related to hybrids instruments, in an aggregate amount, net of tax effects, of 201 million euros (263 million and 335 million euros in 2021 and 2020, respectively), was recorded as "Retained earnings" in the consolidated statements of changes in equity. In 2022 and 2021, the payments related to the undated deeply subordinated securities include the premium of the tender offers carried out in these periods amounting to -1 million euros and 61 million euros, respectively.

d) Legal reserve

According to the consolidated text of the Spanish Corporate Enterprises Act, companies must transfer 10% of profit for the year to a legal reserve until this reserve reaches at least 20% of share capital. The legal reserve can be used to increase capital by the amount exceeding 10% of the increased share capital amount. Except for this purpose, until the legal reserve exceeds the limit of 20% of share capital, it can only be used to offset losses, if there are no other reserves available. At of December 31, 2022 the legal reserve amounts to 1,059 million euros representing 18.34% of the share capital at the date.

e) Retained earnings

These reserves include undistributed profits of companies constituting the consolidated Group minus interim dividends paid against profit for the year, actuarial gains and losses, the impact of the asset ceiling on defined benefit plans and the payment of coupons related to subordinated securities, if applicable.

These reserves also include revaluation reserves and the reserve for canceled share capital. These reserves are regulated by some restrictions for their distribution.

Revaluation reserves

The balance of Revaluation reserves arose as a result of the revaluation made pursuant to Spanish Royal Decree-Law 7/1996 of June 7, and may be used, free of tax, to offset any losses incurred in the future and to increase capital. It may also be allocated to unrestricted reserves, provided that the capital gain has been realized.

The capital gain will be deemed to have been realized in respect of the portion on which the depreciation was recorded for accounting purposes or when the revalued assets were transferred or recognized. In this respect, 4 million euros were reclassified to "Retained earnings" in 2022 (4 million euros in 2021) corresponding to revaluation reserves subsequently considered to be unrestricted. At December 31, 2022, this reserve amounted to 54 million euros (58 million euros at December 31, 2021).

Reserve for canceled share capital

In accordance with Section 335.c) of the Spanish Corporate Enterprises Act and to render null and void the right of opposition provided for in Section 334 of the same Act, whenever the Company decreases capital, it should record a reserve for canceled share capital for an amount equal to the par value of the canceled shares, which can only be used upon satisfaction of the same requirements as those applicable to the reduction of share capital. In 2022 was recorded in this account 139 million euros (83 million euros in 2021). The cumulative amount as of December 31, 2022 is 954 million euros.

f) Translation differences

The breakdown of the accumulated contribution of translation differences attributable to equity holders of the parent at December 31 is as follows:

Millions of euros	2022	2021	2020
Brazilian real	(14,031)	(15,292)	(15,365)
Pound sterling	(322)	309	(3,344)
Venezuelan bolivar	(3,734)	(3,755)	(3,754)
Argentine peso	(1,364)	(1,702)	(2,178)
Other currencies	(1,272)	(1,452)	(1,339)
Total Group	**(20,723)**	**(21,892)**	**(25,980)**

The negative translation differences of Telefónica United Kingdom accumulated in equity at June 1, 2021 were reclassified to the 2021 income statement as a result of the establishment of VMED O2 UK Ltd (see Note 2), for an amount of 3,135 million euros.

Likewise, the negative translation differences associated with the sale of the Telxius Group tower divisions and Telefónica de Costa Rica were also reclassified to the income statement for the amount of 37 and 21 million euros, respectively.

g) Treasury share instruments

Telefónica, S.A. held the following treasury shares at December 31, 2022, 2021 and 2020:

		Euros per share			
	Number of shares	Acquisition price	Trading price	Market value(*)	%
Treasury shares at 12/31/22	85,217,621	4.00	3.39	288	1.476%
Treasury shares at 12/31/21	139,329,370	3.92	3.85	537	2.411%
Treasury shares at 12/31/20	98,231,380	4.84	3.25	319	1.777%

(*) Millions of euros.

The following transactions involving treasury shares were carried out in 2022, 2021 and 2020:

	Number of shares
Treasury shares at 12/31/19	**77,562,635**
Acquisitions	68,640,303
Scrip dividend	6,252,817
Employee share option plan	(3,118,898)
Other movements	(51,105,477)
Treasury shares at 12/31/20	**98,231,380**
Acquisitions	122,032,764
Scrip dividend	6,291,518
Employee share option plan	(4,329,826)
Capital reduction	(82,896,466)
Treasury shares at 12/31/21	**139,329,370**
Acquisitions	90,403,530
Scrip dividend	563,415
Employee share option plan	(5,391,956)
Capital reduction	(139,275,057)
Sales	(411,681)
Treasury shares at 12/31/22	**85,217,621**

There were treasury shares purchases in 2022 amounting to 365 million euros (478 and 234 million euros in 2021 and 2020, respectively)

On February 28, 2020, Telefónica de Contenidos, S.A.U. (currently Telefónica España Filiales, S.A.) acquired 50% of the capital stock of Prosegur Alarmas, S.L. with an in-kind delivery of 49,545,262 Telefónica shares, previously acquired to the Company, equivalent to 266 million euros as of the quotation on the delivery date included in "other movements".

On December 31, 2022, the third cycle of the Telefónica, S.A long-term incentive plan called "Performance Share Plan 2018-2022" and "Talent for the Future Share Plan 2018-2022" (see Note 27) ended.

The Company also has different derivative instruments, to be settled by offset, on a nominal value equivalent to 193 million of Telefónica shares recorded in the statement of financial position at December 31, 2022 in accordance with their maturity date and fair value (192 million euros at December 31, 2021).

h) Equity attributable to non-controlling interests

"Equity attributable to non-controlling interests" represents the share of non-controlling interests in the equity and income or loss for the year of fully consolidated Group companies. The movements in this balance for the 2022, 2021 and 2020 consolidated statements of financial position are as follows:

Millions of euros	Balance at 12/31/21	Sales of non-controlling interests and inclusion of companies	Acquisitions of non-controlling interests and exclusion of companies	Dividends paid	Profit/ (loss) for the year	Change in translation differences	Other movements	Balance at 12/31/22
Telefônica Brasil, S.A.	3,106	—	(86)	(241)	198	425	(3)	3,399
Telefónica Deutschland Holding, A.G.	2,353	—	(48)	(161)	68	—	25	2,237
Colombia Telecomunicaciones, S.A., ESP	409	—	—	(7)	(4)	(47)	(7)	344
Telxius Telecom, S.A.	546	—	—	—	50	13	(10)	599
Other	63	23	(44)	(2)	(4)	2	3	41
Total	**6,477**	**23**	**(178)**	**(411)**	**308**	**393**	**8**	**6,620**

Millions of euros	Balance at 12/31/20	Sales of non-controlling interests and inclusion of companies	Acquisitions of non-controlling interests and exclusion of companies	Dividends paid	Profit/ (loss) for the year	Change in translation differences	Other movements	Balance at 12/31/21
Telefônica Brasil, S.A.	3,106	—	(63)	(236)	271	17	11	3,106
Telefónica Deutschland Holding, A.G.	2,346	—	(56)	(165)	218	—	10	2,353
Colombia Telecomunicaciones, S.A., ESP	408	—	—	—	7	(28)	22	409
Telxius Telecom, S.A.	1,089	—	—	(2,645)	2,098	16	(12)	546
Other	76	—	—	(5)	(14)	5	1	63
Total	**7,025**	**—**	**(119)**	**(3,051)**	**2,580**	**10**	**32**	**6,477**

Millions of euros	Balance at 12/31/19	Sales of non-controlling interests and inclusion of companies	Acquisitions of non-controlling interests and exclusion of companies	Dividends paid	Profit/ (loss) for the year	Change in translation differences	Other movements	Balance at 12/31/20
Telefônica Brasil, S.A.	4,442	(2)	—	(272)	217	(1,296)	17	3,106
Telefónica Deutschland Holding, A.G.	2,544	—	—	(156)	(30)	—	(12)	2,346
Colombia Telecomunicaciones, S.A., ESP	526	—	—	—	11	(62)	(67)	408
Telxius Telecom, S.A.	681	323	—	(44)	187	(69)	11	1,089
Other	139	—	(3)	(44)	(10)	(8)	2	76
Total	**8,332**	**321**	**(3)**	**(516)**	**375**	**(1,435)**	**(49)**	**7,025**

In 2022, "sales of non-controlling interest and inclusion of companies" reflected the impact of the acquisition by the consortion form by CAA and Vauban of 45% of the company Bluevia for 23 million euros (see Note 2).
In 2021 noteworthy is the result attributable to minority shareholders of Telxius from the sale of its telecommunications towers division (see Note 2) and the dividend distribution related with this transaction (Note 28).

In 2020, "Sales of non-controlling interests and inclusion of companies" reflected the capital increase of Telxius amounting to 645 million euros, of which 323 million euros correspond to non-controlling interest. The profit for the

year attributed to Telxius Group in 2020 includes the effect of the recognition of deferred tax assets for temporary differences of Telxius Towers Germany amounting to 184 million euros.

Note 4 contains the revenues, OIBDA, Operating income, capital expenditure and the main items of the statement of financial position for the main segments of the Telefónica Group with non-controlling interests, namely Telefónica Brazil and Telefónica Germany. The detail of these figures for Colombia Telecomunicaciones and Telxius Telecom is as follows:

Millions of euros			
Colombia Telecomunicaciones	**2022**	**2021**	**2020**
Revenues	1,517	1,312	1,249
OIBDA	569	413	438
Depreciation and amortization	(308)	(314)	(325)
Operating income	261	99	113
Capital Expenditure	261	151	156
Fixed Assets	1,116	1,264	1,530
Total allocated assets	2,696	2,725	2,864
Total allocated liabilities	2,001	1,878	2,049

Millions of euros			
Telxius Telecom	**2022**	**2021**	**2020**
Revenues	421	587	826
OIBDA	218	6,332	520
Depreciation and amortization	(66)	(72)	(269)
Operating income	152	6,260	251
Capital Expenditure	65	91	348
Fixed Assets	507	475	452
Total allocated assets	2,129	2,083	2,840
Total allocated liabilities	1,163	1,225	2,785

The statements of cash flows of these companies are as follows:

Millions of euros			
Telefónica Brazil	**2022**	**2021**	**2020**
Net cash flow provided by operating activities	3,678	2,949	3,517
Net cash flow used in investing activities	(2,741)	(1,295)	(1,238)
Net cash flow used in financing activities	(1,674)	(1,467)	(1,817)
	(737)	**187**	**462**

Millions of euros

Telefónica Germany	2022	2021	2020
Net cash flow provided by operating activities	2,732	2,407	2,386
Net cash flow used in investing activities	(1,608)	(875)	(459)
Net cash flow used in financing activities	(1,339)	(1,820)	(1,342)
	(215)	**(288)**	**585**

Millions of euros

Colombia Telecomunicaciones	2022	2021	2020
Net cash flow provided by operating activities	180	344	276
Net cash flow provided by (used in) investing activities	30	(153)	(189)
Net cash flow provided by (used in) financing activities	(225)	(218)	(42)
	(15)	**(27)**	**45**

Millions of euros

Telxius Telecom	2022	2021	2020
Net cash flow provided by operating activities	152	(627)	528
Net cash flow provided by (used in) investing activities	(63)	6,874	(1,141)
Net cash flow provided by (used in) financing activities	(89)	(6,164)	575
	—	**83**	**(38)**

Note 18. Financial liabilities

The breakdown of financial liabilities at December 31, 2022 and the corresponding maturities schedule is as follows:

Millions of euros

	Current	Non-current						
Maturity	**2023**	**2024**	**2025**	**2026**	**2027**	**Subse-quent years**	**Non-current total**	**Total**
Debentures and bonds	1,948	1,130	3,126	2,098	4,170	18,796	29,320	31,268
Promissory notes & commercial paper	544	127	54	12	3	159	355	899
Total Issues	**2,492**	**1,257**	**3,180**	**2,110**	**4,173**	**18,955**	**29,675**	**32,167**
Loans and other payables	1,184	673	572	202	376	1,537	3,360	4,544
Derivative instruments (Note 19)	344	80	65	109	520	1,250	2,024	2,368
Total	**4,020**	**2,010**	**3,817**	**2,421**	**5,069**	**21,742**	**35,059**	**39,079**

The estimate of future payments for interest on these financial liabilities at December 31, 2022 is as follows: 1,254 million euros in 2023, 1,147 million euros in 2024, 1,057 million euros in 2025, 978 million euros in 2026, 871 million euros in 2027 and 7,840 million euros in years after 2027. For floating rate financing, the Group mainly estimates future interest using the forward curve of the various currencies at December 31, 2022.

Derivative instruments in the table above include the fair value of derivatives classified as financial liabilities, i.e. when they have a negative mark-to-market, yet excluding the fair value of derivatives classified as current financial assets (712 million euros, see Note 15) and non-current financial assets (2,668 million euros, see Note 12).

In 2021 and 2022, the Group entered into agreements to extend payment terms with various suppliers, and with factoring companies when such payments are discounted. When the new extended payment terms exceed customary payment terms in the industry, trade liabilities are reclassified to other financial liabilities and the deferred payments made are recognized in net cash flows used in financing activities (see Note 28). At December 31, 2022,there was no outstanding balance pending payment. At December 31, 2021 the corresponding amount pending payment recognized in "Loans and other payables" line was 36 million euros.

The deferred payments made in relation to this item during the year amounted to 41 million euros (108 million euros in 2021).

The composition of the financial liabilities by category at December 31, 2022 and 2021 is as follows:

December 31, 2022

	Fair value through profit or loss			Measurement hierarchy					
Millions of euros	**Held for trading**	**Fair value option**	**Hedges**	**Level 1 (Quoted prices)**	**Level 2 (Other directly observable market inputs)**	**Level 3 (Inputs not based on observable market data)**	**Liabilities at amortized cost**	**Total carrying amount**	**Total fair value**
Issues	—	—	—	—	—	—	32,167	32,167	29,314
Loans and other payables	—	—	—	—	—	—	4,544	4,544	4,514
Derivative instruments	973	—	1,395	—	2,368	—	—	2,368	2,368
Total financial liabilities	**973**	**—**	**1,395**	**—**	**2,368**	**—**	**36,711**	**39,079**	**36,196**

December 31, 2021

Millions of euros	Fair value through profit or loss			Measurement hierarchy					
	Held for trading	Fair value option	Hedges	Level 1 (Quoted prices)	Level 2 (Other directly observable market inputs)	Level 3 (Inputs not based on observable market data)	Liabilities at amortized cost	Total carrying amount	Total fair value
Issues	—	—	—	—	—	—	35,408	35,408	39,412
Loans and other payables	—	—	—	—	—	—	4,693	4,693	4,656
Derivative instruments	524	—	1,670	6	2,188	—	—	2,194	2,194
Total financial liabilities	**524**	**—**	**1,670**	**6**	**2,188**	**—**	**40,101**	**42,295**	**46,262**

The calculation of the fair values of the Telefónica Group's debt instruments required an estimate of the credit spread curve for each currency and corresponding subsidiary using the prices of the Group's bonds and credit derivatives.

At December 31, 2022, some of the financing arranged by Telefónica Group companies in Latin America (Peru), which amounted to approximately 1% of the Telefónica Group's gross debt, was subject to compliance with certain financial covenants. To date, these covenants are being met and have no impact on the debt of the Telefónica Group companies. Due to the absence of cross-defaults, breach of the covenants would not affect the debt at Telefónica, S.A. level.

Some of the financial liabilities of Telefónica Group includes adjustments in the amortized cost at December 31, 2022 and 2021 as a result of fair value interest rate and exchange rate hedges.

Issues, promissory notes, commercial paper, loans and other payables

The movement in issues, promissory notes, commercial paper, loans and other payables in 2022 and 2021 arising from financial activities is as follows:

Millions of euros	Balance at 12/31/2021	Cash used in financing activities		Translation differences and exchange gains and losses	Financial updates	Other movements	Balance at 12/31/2022
		Cash received	Cash paid				
Issues	33,920	1,746	(3,541)	724	(1,623)	42	31,268
Promissory notes and commercial paper	1,488	7	(600)	4	—	—	899
Loans and other payables	4,693	742	(1,802)	55	(38)	894	4,544

Millions of euros	Balance at 12/31/2020	Cash used in financing activities: Cash received	Cash used in financing activities: Cash paid	Translation differences and exchange gains and losses	Financial updates	Other movements	Balance at 12/31/2021
Issues	38,749	561	(5,847)	889	(444)	12	33,920
Promissory notes and commercial paper	2,273	53	(1,042)	5	—	199	1,488
Loans and other payables	4,535	3,120	(3,178)	(32)	80	168	4,693

Debentures and bonds

Financial updates of debenture and bond issues include mainly the value adjustment of the basis adjustment bonds due to their fair value hedges, impacted by interest rate hikes.

At December 31, 2022, the nominal amount of outstanding debentures and bonds issues was 31,095 million euros (32,156 million euros at December 31, 2021). Appendix III presents the characteristics of all outstanding debentures and bond issues at the year-end 2022, and the significant issues made during the year.

Telefónica, S.A. has a full and unconditional guarantee on issues made by Telefónica Emisiones, S.A.U., and Telefónica Europe, B.V., both of which are wholly owned finance subsidiaries of Telefónica, S.A. No other subsidiaries of Telefónica, S.A. provide guarantees on these issues.

Promissory notes and commercial paper

The main programs for issuance of promissory notes and commercial paper are the following:

- At December 31, 2022, Telefónica Europe, B.V. had a commercial paper issuance program guaranteed by Telefónica, S.A. for up to 5,000 million euros. The outstanding balance of commercial paper issued under this program at December 31, 2022 was 500 million euros, issued at an average interest rate of 0.28% for 2022 (999 million euros issued in 2021 at an average rate of -0.46%).
- At December 31, 2022, Telefónica, S.A. had a corporate promissory note program for 500 million euros expandable to 2,000 million euros, with no outstanding balance at December 31, 2022 (30 million euros at December 31, 2021).

Interest-bearing debt

Other movements in "Loans and other payables" at December 31, 2022 include collections and payments related to collateral liabilities deposit associated with Telefónica, S.A. debt for a net amount of 580 million euros (309 million euros at December 31, 2021).

The average interest rate on outstanding loans and other payables at December 31, 2022 was 3.45% (1.30% in 2021). This percentage does not include the impact of hedges arranged by the Group.

The main financing transactions included under "Interest-bearing debt" line outstanding at December 31, 2022 and 2021 and their nominal amounts are provided in Appendix V.

Interest-bearing debt arranged or repaid in 2022 mainly includes the following:

Description	Limit 12/31/2022 (million euros)	Currency	Outstanding balance 12/31/2022 (million euros)	Arrangement date	Maturity date	Drawndown 2022 (million euros)	Repayment 2022 (million euros)
Telefónica, S.A.							
Bilateral loan	—	EUR	150	09/26/2022	12/15/2032	150	—
Sustainable syndicated (1)	5,500	EUR	—	03/15/2018	01/13/2027	—	—
Bilateral loan	125	EUR	—	12/23/2022	06/23/2033	—	—
Colombia Telecomunicaciones S.A. E.S.P.							
Bilateral loan (2)	—	USD	—	03/24/2020	01/26/2022	—	117
Telefónica Brasil, S.A.							
Bilateral loan	—	USD	199	04/04/2022	09/28/2023	199	—
Bluevia Fibra S.L.U.							
Syndicated	360	EUR	245	11/16/2022	12/20/2027	245	—
Telxius Telecom, S.A.							
Syndicated	300	EUR	201	12/01/2017	12/01/2024	100	70

(1) On January 13, 2022 there was maturity extension of the sustainability-linked syndicated loan facility for 5,500 million euros. The loan has two annual extension options at Telefónica, S.A. request with a maturity maximum up to 2029 (see Note 29.d).
(2) On January 26, 2022 there was an early repayment for 132 million dollars of the bilateral loan originally scheduled to mature in 2023.

At December 31, 2022, the Telefónica Group presented availabilities of financing from different sources that amounted to approximately 11,737 million euros (12,182 million euros at December 31, 2021), of which 11,434 million euros will mature in more than twelve months.

Within these availabilities of financing, 10,114 million euros are included, whose interests are linked to the fulfillment of sustainability objectives. Of these, 3,864 million euros correspond to committed lines and bilateral financing, 750 million euros correspond to the sustainable syndicated loan of Telefónica Germany GmbH & Co. OHG (see Annex V) and 5,500 million euros correspond to the sustainable syndicated loan of Telefónica, S.A. (see Note 29.d).

Loans by currency
The breakdown of "Loans and other payables" line by currency at December 31, 2022 and 2021, and the equivalent value of foreign-currency loans in euros, is as follows:

	Outstanding balance (in millions)			
	Local Currency		Euros	
Currency	12/31/2022	12/31/2021	12/31/2022	12/31/2021
Euro	2,823	3,148	2,823	3,148
U.S. dollar	514	885	481	781
Brazilian real	1,688	225	303	36
Colombian peso	1,402,435	1,399,759	273	310
Mexican peso	4,501	64	217	3
Uruguayan peso	5,456	5,456	128	108
Chilean Peso	181,601	177,845	199	186
Other currencies			120	121
Total Group			**4,544**	**4,693**

Note 19. Derivative financial instruments and risk management policies

The Telefónica Group is exposed to various financial market risks as a result of: (i) its ordinary business activity, (ii) debt incurred to finance its business, (iii) its investments in companies, and (iv) other financial instruments related to the above commitments.

The main market risks affecting the Group companies are as follows:

- **Exchange rate risk**: arises primarily from: (i) Telefónica's international presence, through its investments and businesses in countries that use currencies other than the euro (primarily in Latin America, but also in the United Kingdom), (ii) debt denominated in currencies other than that of the country where the business is conducted or the home country of the company incurring such debt ,and (iii) for those trade receivables or payables in foreign currency related to the company with the transaction registered.
- **Interest rate risk**: arises primarily in connection with changes in interest rates affecting: (i) financial expenses on floating-rate debt (or short-term debt likely to be renewed), (ii) the value of long-term liabilities at fixed interest rates and (iii) financial expenses and principal payments of inflation-linked financial instruments, considering interest rate risk as the impact of changes in inflation rates.
- **Share price risk**: arises primarily from changes in the value of the equity investments (that may be bought, sold or otherwise involved in transactions), from changes in the value of derivatives associated with such investments, from changes in the value of treasury shares and from changes in the value of equity derivatives.
- **Liquidity risk**: arises due to a mismatch between financing needs (including operating and financial expenses, investment, debt redemptions and dividend commitments) and sources of finance (including revenues, divestments, credit lines from financial institutions and capital market transactions). The cost of finance could also be affected by movements in the credit spreads (over benchmark rates) demanded by lenders.
- **Country risk**: refers to the possible decline in the value of assets, cash flows generated or cash flows returned to the Parent company as a result of political, economic or social instability in the countries where the Telefónica Group operates, especially in Latin America.
- **Credit risk**: appears when a counterparty fails to meet or delays its payment obligations in accordance with the agreed terms, driving an impairment in an asset due to: (i) solvency issues, or (ii) no intention to pay.

Risk management

The Telefónica Group actively manages these risks through the use of derivatives (primarily on exchange rates, interest rates, credit, share prices and commodities) and by incurring debt in local currencies, where appropriate, with a view to optimize the financial cost and to stabilizing cash flows, the income statement and investments. In this way, it attempts to protect the Telefónica Group's solvency, facilitate financial planning and take advantage of investment opportunities.

The Telefónica Group manages its exchange rate risk and interest rate risk in terms of net financial debt (including leases under IFRS 16) plus commitments as calculated by the Group. The Telefónica Group believes that these parameters are more appropriate to understand its debt position. Net financial debt and net financial debt plus commitments take into account the impact of the Group's cash balance and cash equivalents including derivatives positions with a positive value linked to liabilities. Neither net financial debt nor net financial debt plus commitments as calculated by the Telefónica Group should be considered as a substitute for gross financial debt (the sum of current and non-current interest-bearing debt).

For a more detailed description on reconciliation of net financial debt and net financial debt plus commitments to gross financial debt, see Note 2.

Exchange rate risk

The fundamental objective of the exchange rate risk management policy is that, in event of depreciation in foreign currencies relative to the euro, any potential losses in the value of the OIBDA generated by the businesses in such currencies (caused by depreciation in exchange rates of a foreign currency relative to the euro) are offset (to some extent) by savings from the reduction in the euro value of debt denominated in such currencies. This objective is also reflected on the decrease of the sensitivity to exchange rate variations of the net debt to OIBDA ratio, in order to protect the Group's solvency. The degree of exchange rate hedging varies depending on the type of investment and may easily and actively be adjusted. For transactions of purchase or sale of business in currencies other than euro, additional hedges can be made on the estimated prices of the transactions or on estimated cash flows and OIBDA.

At December 31, 2022, the net financial debt in Latin American currencies was equivalent to approximately 6,360 million euros (6,853 million euros in 2021). However, the Latin American currencies in which this debt is denominated is not distributed in proportion to the OIBDA generated in each currency. The future effectiveness of the strategy described above as an economic hedge of exchange rate risks therefore depends on which currencies depreciate relative to the euro.

Telefónica occasionally takes out dollar-denominated debt to hedge the euro-dollar intermediate component in the relation Euro-Latin American currencies, either in Spain (where such debt is associated with an investment as long as it is considered to be an effective hedge) or in the country itself, where the market for local currency financing or hedges may be inadequate or non-existent. At December 31, 2022, the Telefónica Group's net financial debt denominated in dollars to hedge that component was equivalent to 978 million euros of asset position (418 million euros of asset position in 2021).

At December 31, 2022, net financial debt in pounds sterling was equivalent to 597 million euros (374 million euros at December 31, 2021). As a consequence of setting up in June 2021 of the joint venture VMO2 (see Note 2), the previous objective of maintaining a debt in pounds sterling in the consolidated balance sheet of the Group of twice OIBDA has been modified, as a result of changing the consolidation of UK assets (VMO2 is registered by equity method) and incorporating VMO2 to leverage higher than the ratio of twice Debt OIBDA. The synthetic debt target denominated in pounds will be directly related to the flows that are expected to be repatriated from VMO2.

The Telefónica Group also manages exchange rate risk by seeking to reduce the negative impact of any exchange rate exposure on the income statement, as a result of transactions recognized on the statement of financial position sheet and highly probable transactions, regardless of whether there are open positions. Such open position exposure can arise for any of three reasons: (i) a thin market for local derivatives or difficulty in sourcing local currency finance which makes it impossible to arrange a low-cost hedge (as in Argentina and Venezuela), (ii) financing through intra-group loans, where the accounting treatment of exchange rate risk is different from that for financing through capital contributions, and (iii) as the result of a deliberate policy decision, to avoid the high cost of hedges that are not warranted by expectations or high risk of depreciation.

The main transactions that generate or may generate exchange rate risk (regardless of whether or not they have an impact on the income statement) are, among others, as follows: issues in currencies other than the functional currency of the Group company, highly probable transactions in other currencies, future cash inflows in other currencies, investments and divestments, provisions for collections or payments and collections in foreign currency, the actual value of the investments (subsidiaries) in currencies other than the euro.

In 2022, net foreign exchange results were obtained from the management of the exchange rate (excluding monetary correction) for a total negative net result of 23.4 million euros (negative net result of 0.2 million euros in 2021).

The following table illustrates the sensitivity of foreign currency gains and sensitivity losses and of equity to changes in exchange rates, where: a) in calculating the impact on the income statement, the exchange rate position affecting the income statement at the end of 2022 was considered constant during 2023; b) in calculating the impact on equity, only monetary items have been considered, namely debt and derivatives such as hedges of net investment and loans to subsidiaries related to the investment, breakdown of which is considered constant in 2023 and identical to that existing at the end of 2022. In both cases, Latin American currencies are assumed to change their value against the dollar and the rest of the currencies against the euro by 10%.

Millions of euros

Currency	Change	Impact on the consolidated income statement	Impact on consolidated equity
All currencies vs EUR	**10 %**	**(11)**	**(314)**
USD vs EUR	10 %	—	(48)
Other currencies vs EUR	10 %	1	(56)
Latin American currencies vs USD	10 %	(12)	(210)
All currencies vs EUR	**(10%)**	**11**	**314**
USD vs EUR	(10%)	—	48
Other currencies vs EUR	(10%)	(1)	56
Latin American currencies vs USD	(10%)	12	210

The Group's monetary position in Venezuela at December 31, 2022 is a net asset position of 4,206 million Venezuelan digital bolivars equivalent to 87 million euros (240 million Venezuelan digital bolivars equivalent to 13 million euros at December 31, 2021). The net monetary position exposure in 2022 has been an asset position, which led to a higher financial expense of 101 million euros due to the effect of the monetary correction for inflation during the year (24 million euros of income in 2021).

Interest rate risk

The main objective of the interest rate risk management policy is to bring the Company's financing costs in line with the budget for financial expenses for the current year, as well as the current strategic plan. In accordance with this objective, Telefónica decided to actively adjust the exposure of its debt to interest rates, i.e., the amount of debt that would accrue interest at fixed rates and variable rates.

In order to meet this target, Telefónica mainly carried out the following:

a) The interest rate of borrowings tied to a variable interest rate was set.

b) Interest rate fluctuations of debt tied to a variable interest rate were reduced.

c) Fixed rate debt instruments were converted into variable market rate debt instruments.

These transactions may be carried out against an existing underlying asset or those that are highly likely to take place in the future (for example, a highly probable future issue of debt).

The Telefónica Group's financial expenses are exposed to changes in interest rates. In 2022 the Euro, Brazilian Real, British Pound, American Dollar and Chilean peso were the short-term rates that accounted for most of the exposure. In nominal terms, at December 31, 2022, 88.3% of Telefónica's net financial debt was pegged to fixed interest rates for a period greater than one year, compared to 95.4% in 2021. Of the remaining 11.7% (net debt at floating rates or at fixed rates maturing within one year), no debt had interest rates bounded in a period over one year, the same as on December 31, 2021.

In addition, early retirement and Individual Suspension Plan liabilities (see Note 24) were discounted to present value over the year, based on the curve for instruments with very high credit quality. The increase in interest rates during the year has led to a decrease in the market value of these liabilities. However, this decrease was nearly completely offset by the decrease in the market value of the hedges on these positions.

Net financial expenses amounted to 1,313 million euros in 2022, down 51 million euros compared to 2021, mainly due to extraordinary income related to the payment by the Spanish administration to the Group of delayed interest in connection with tax litigation in Spain, which more than offset the increase in the expenses due to the increase in interest rates and a higher level of debt denominated in Brazilian reais.

To illustrate the sensitivity of the Company's net financial expense to fluctuations in short-term interest rates, on one hand a 100 basis point increase in interest rates in all currencies in which Telefónica has financial positions at December 31, 2022, and a 100 basis point decrease in all currencies has been assumed, and on the other hand a constant position equal to the position at year-end has been considered.

To calculate the sensitivity of equity to fluctuations in interest rates, on one hand a 100 basis point increase in interest rates in all currencies and in all periods on the yield curve in which Telefónica has financial positions at December 31, 2022, and a 100 basis point decrease in all currencies and all periods was assumed, and on the other hand only positions with cash flow hedges were considered, which are basically the only positions in which changes in market value due to interest rate fluctuations are recognized in equity.

Millions of euros		
Change in basis points (bp)	**Impact on consolidated income statement**	**Impact on consolidated equity**
+100bp	(34)	61
-100bp	34	(61)

Share price risk

The Telefónica Group is exposed to changes in the value of equity investments, of derivatives associated with such investments, of share-based payments plans, of treasury shares and of equity derivatives over treasury shares.

According to the share-based payments plans (see Note 27), the shares to be delivered to employees under such plan may be either Telefónica S.A. treasury shares, acquired by itself or any of its Group companies, or newly issued shares. The possibility of delivering shares to beneficiaries of the plans in the future, implies a risk since there could be an obligation to hand over a maximum number of shares at the end of each phase, whose acquisition (in the event of acquisition in the market) in the future could imply a higher cash outflow than required on the start date of each phase if the share price is above the corresponding price on the phase start date. In the event that new shares are issued for delivery to the beneficiaries of the plan, there would be a dilutive effect for ordinary shareholders of Telefónica as a result of the higher number of shares delivered under such plan outstanding.

In 2018, the General Shareholder's Meeting approved a Long-Term Incentive Plan allocated to Senior Executive Officers of the Telefónica Group consisting of the delivery of shares of Telefónica, S.A. This plan has a total duration of five years and is divided into three mutually exclusive cycles of three years each. Each of the cycles commenced, respectively, in January 2018, 2019 and 2020. The first (2018) and the second (2019) of the three cycles matured on December 31, 2020 and on December 31, 2021 with a result of a delivery of shares to its participants in 2021 and in 2022, respectively.

In 2021, the General Shareholder's Meeting approved a new Long-Term Incentive Plan allocated to Senior Executive Officers of the Telefónica Group consisting of the delivery of shares of Telefónica, S.A. This plan has a total duration of five years and is divided into three mutually exclusive cycles of three years each. In January 2021 and in January 2022 two cycles have commenced and the last one will start in January 2023 (see Note 27).

Finally, the 2022 Shareholder's Meeting approved a Global Employee Incentive Share Purchase Plan for shares of Telefónica, S.A. for the Employees of the Telefónica Group, which is expected to deliver shares to its participants in 2024 (see Note 27).

To reduce the risk associated with variations in share price under these plans, Telefónica could acquire instruments that hedge the risk profile of some of these plans.

In addition, the Group may use part of the treasury shares of Telefónica, S.A. held at December 31, 2022 to cover shares deliverable under the outstanding Plans. The net asset value of the treasury shares could increase or decrease depending on variations in Telefónica, S.A.'s share price.

Liquidity risk

The Telefónica Group seeks to match the schedule for its debt maturity payments to its capacity to generate cash flows to meet these maturities, while allowing for some flexibility. In practice, this has been translated into two key principles:

1. The Telefónica Group's average maturity of net financial debt is intended to stay above six years or be restored above that threshold in a reasonable period of time if it eventually falls below it. This principle is considered as a guideline when managing debt and access to credit markets, but not a rigid requirement. When calculating the average maturity for the net financial debt, a portion of the undrawn credit lines can be considered as offsetting the shorter debt maturities, and extension options on some financing facilities may be considered as exercised, for calculation purposes.

2. The Telefónica Group must be able to pay all commitments over the next 12 months without accessing new borrowing or tapping the capital markets (drawing upon firm credit lines arranged with banks), assuming budget projections are met.

At December 31, 2022, the average maturity of net financial debt (26,687 million euros) was 13.11 years (including undrawn committed credit facilities).

At December 31, 2022, financial liabilities (Note 18) and lease liabilities (Note 20) scheduled to mature in 2023 amounted to 4,020 and 2,020 million euros, respectively. These maturities are lower than the amount of funds available, calculated as the sum of: a) cash and cash equivalents and current financial assets; b) annual cash generation projected for 2022, and c) undrawn credit facilities arranged with banks whose original maturity is over one year (an aggregate of 11,434 million euros at December 31, 2022), providing flexibility to the Telefónica Group with regard to accessing capital or credit markets in the next two years. For a further description of the Telefónica Group's liquidity and capital resources in 2022, see Note 18 and Appendix V.

Country risk

The Telefónica Group managed or mitigated country risk by pursuing two lines of action (in addition to its normal business practices):

1. Partly matching assets to liabilities (those not guaranteed by the Parent company) in the Telefónica Group's Latin American companies such that any potential asset impairment would be accompanied by a reduction in liabilities; and

2. Repatriating funds generated in Latin America that are not required for the pursuit of new, profitable business development opportunities in the region.

Regarding the first point, at December 31, 2022, the Telefónica Group's Latin American companies had net financial debt not guaranteed by the Parent company of 2,462 million euros, which represents 9.2% of net financial debt of the Group. Nevertheless, in certain countries, such as Venezuela, there is a net cash balance (instead of a net liability balance).

Regarding the net repatriation of funds to Spain, 693 million euros from Latin America companies have been received in 2022, of which 652 million euros was in the form of dividends.

Credit risk

The Telefónica Group trades in derivatives with creditworthy counterparties. Therefore, Telefónica, S.A. generally trades with credit entities whose "senior debt" ratings are of at least "A-" or in case of Spanish entities in line with the credit rating of the Kingdom of Spain. In Spain, where most of the Group's derivatives portfolio is held, there are netting agreements with financial institutions, with debtor or creditor positions offset in case of bankruptcy, limiting the risk to the net position. In addition, the CDS (Credit Default Swap) of all the counterparties with which Telefónica, S.A. operates is monitored at all times in order to assess the maximum allowable CDS for operating at any given time. Transactions are generally only carried out with counterparties whose CDS is below the threshold.

Net CVA (CVA+DVA) or Credit Valuation Adjustment is the method used to measure credit risk for both counterparties and Telefónica in order to determine the fair value of the derivatives portfolio. This adjustment reflects the probability of default or the deterioration of the credit quality of both Telefónica and its counterparties. The simplified formula to calculate CVA is Expected Exposure times Probability of Default times Loss Given Default (LGD). In order to calculate these variables standard market practices are used.

At the same time, and in order to address the credit risk, Telefónica considers the use of CDS, novations, derivatives with break clauses and signing CSA's under certain conditions.

For other subsidiaries, particularly those in Latin America, assuming a stable sovereign rating provides a ceiling which is below "A", trades are with local financial entities whose rating by local standards is considered to be of high creditworthiness.

Meanwhile, with credit risk arising from cash and cash equivalents, the Telefónica Group places its cash surpluses in high quality money-market assets. These placements are regulated by a general framework, revised annually. Counterparties are chosen according to criteria of liquidity, solvency and diversification based on the conditions of the market and countries where the Group operates. The general framework sets: the maximum amounts to be invested by counterparty based on its rating (long-term debt rating) and the instruments in which the surpluses may be invested (money-market instruments). Additionally, for Treasury surpluses managed at Telefónica S.A, a criteria based on CDs has been added, similar to that used for the selection of counterparties to operate with derivatives, for the selection of counterparties for the placement of those surpluses.

The Telefónica Group considers customer credit risk management as a key element to achieve its business and customer base growth targets in a sustainable way. This management approach relies on the active evaluation of the risk-reward balance within the commercial operations and on the adequate separation between the risk ownership and risk management functions.

Formal delegation of authority procedures and management practices are implemented in the different Group companies, taking into account benchmark risk management techniques, adapted to the local characteristics of each market. Commercial debtors that may cause a relevant impact on the Telefónica Group consolidated financial statements and increased risk profile products - due to customer target, term, channels or other commercial characteristics - are subject to specific management practices in order to mitigate the exposure to credit risk.

This customer credit risk management model is embedded in the day-to-day operational processes of the different companies, where the credit risk assessment guides both the product and services available for the different customers and the collection strategy.

The Telefónica Group's maximum exposure to credit risk is initially represented by the carrying amounts of the financial assets and the guarantees given by the Telefónica Group.

Several Telefónica Group companies provide operating guarantees granted by external counterparties, which are offered during their normal commercial activity, in bids for

licenses, permits and concessions, and spectrum acquisitions. At December 31, 2022, these guarantees amounted to approximately 6,657 million euros (6,192 million euros at December 31, 2021).

Capital management

Telefónica's corporate finance department takes into consideration several factors for the evaluation of the Telefónica's capital structure, with the aim of maintaining the solvency and creating value to the shareholders.

The corporate finance department estimates the cost of capital on a continuous basis through the monitoring of the financial markets and the application of standard industry approaches for calculating weighted average cost of capital, or WACC, so that it can be applied in the valuation of businesses in course and in the evaluation of investment projects. In addition, Telefónica also uses as reference net financial debt (excluding items of a non-recurring or exceptional nature) that allows for a comfortable investment grade credit rating as assigned by credit rating agencies, aiming at protecting credit solvency and making it compatible with alternative uses of cash flow that could arise at any time.

These general principles are refined by other considerations and the application of specific variables, such as country risk in the broadest sense, or the volatility in cash flows generation that are considered, when evaluating the financial structure of the Telefónica Group and its different areas.

Interest rate benchmark reform and associated risks

During 2020 a fundamental reform of major interest rate benchmarks was launched globally, including the replacement of some interbank offered rates (IBORs) with alternative nearly risk-free rates (referred to as 'IBOR reform'). The Group has exposures to IBORs on its financial instruments that will be replaced or reformed as part of these market-wide initiatives, thus the Group anticipates that IBOR reform will impact its Risk Management Areas.

During 2022, the transition has been made to the new reference indices affected as of December 31, 2022, except for the USD Libor, whose transition will be made in June 2023. In the 2022 financial year, thanks to the decisions agreed in 2021 to manage the changes in the GBP Libor and CHF Libor, there have been no impacts from those changes.

Regarding to the Euribor, and according to the European Union Benchmarks Regulation, the Group expects that it will continue to exist as a benchmark rate for the foreseeable future.

The Group applies the amendments to IFRS 9 to those hedging relationships directly affected by IBOR reform, and therefore it assumes that the benchmark interest rate is not altered as a result of it. The detail of notional amounts of the hedging instruments in hedging relationships which are subject to the reform as of December 31, 2022 and December 31, 2021 is as follows:

	Gross notional in original currency (in millions)	
Interest rate index/Tenor	**2022**	**2021**
USD Libor 3M	32,947	35,140
USD Libor 1M	—	—
USD Libor 6M	140	140

The corporate finance department leads a working team to manage the transition in the Group. It closely monitors the market and the outputs from the industry, including announcements by the IBOR regulators on the discontinuation dates of current IBORs, which have recently undergone changes.

Another relevant aspect of the reform is the need to incorporate substitute indexes (known as fallbacks) of the reference rates used into the contracts. In order to incorporate these substitute indexes into the contracts, The Group has decided not to adhere to the ISDA Protocol and has negotiated bilateral contracts with each affected counterparty during 2022 and 2021.

The Group will continue to apply the amendments of IFRS 9 until the uncertainty arising from the benchmark interest rate reforms with respect to the timing and amount of the underlying cash-flows to which the Group is exposed ends.

In relation to the benchmark interest rate reform, IFRS regulations have incorporated information requirements on the exposure of entities to benchmark interest rates in the process of transition at the close of financial year 2022.

At December 31, 2022 the book value of assets referenced to USD Libor rates amounts to 516 million euros (333 million euros at December 31, 2021) and the book value of financial liabilities including lease liabilities referenced to USD Libor rates amounts to 920 million euros (661 million euros at December 31, 2021).

Derivatives policy

At December 31, 2022, the nominal value of outstanding derivatives with external counterparties amounted to 83,706 million euros equivalent, a 1% decrease from December 31, 2021 (84,794 million euros equivalent). This figure is inflated by the use in some cases of several levels of derivatives applied to the nominal value of a single underlying liability. For example, a foreign currency loan can be hedged into floating rate, and then each interest rate period can be fixed using a fixed rate hedge, or FRA (forward rate agreement) The high volume is also due to the fact that when a derivative transaction is canceled, the company may either cancel the derivative or take the opposite position, which cancels out the variability thereof. The second option is usually chosen in order to

cut costs. Even using such techniques to reduce the position, it is still necessary to take extreme care in the use of derivatives to avoid potential problems arising through error or a failure to understand the real position and its associated risks.

The main principles in the management of derivatives are detailed below:

1) Derivatives based on a clearly identified hedged items.

Telefónica's derivatives policy emphasizes the following points:

- Acceptable underlyings include assets and liabilities, profits, revenues and cash flows in either a company's functional currency or another currency. These flows can be contractual (debt and interest payments, settlement of foreign currency payables, etc.), reasonably certain or foreseeable (PP&E purchases, future debt issues, commercial paper programs, etc.). The acceptability of an underlying asset in the above cases does not depend on whether it complies with accounting rules requirements for hedge accounting, as is required in the case of certain intra-group transactions, for instance. Parent company investments in subsidiaries with functional currencies other than the euro also qualify as acceptable underlying assets.
- Economic hedges are hedges that have a designated underlying asset and that, under certain circumstances, may offset the changes in the value of the underlying asset. These economic hedges may not always meet the requirements to be treated as hedges for accounting purposes. The decision to arrange these hedges if they do not meet certain requirements will depend on the marginal impact on the income statement and, therefore, on how far this may compromise the goal of having a stable income statement. In any case, the changes are recognized in the income statement.

2) Matching of the hedged item to one side of the derivative.

This matching basically applies to foreign currency debt and derivatives hedging foreign currency payments by Telefónica Group subsidiaries. The aim is to eliminate the risk arising from changes in foreign currency interest rates. Nonetheless, even when the aim is to achieve perfect hedging for all cash flows, the lack of liquidity in certain markets, especially in Latin American currencies, has meant that historically there have been mismatches between the terms of the hedges and those of the debts they are meant to hedge. The Telefónica Group intends to reduce these mismatches, provided that doing so does not involve disproportionate costs. In this regard, if adjustment does prove too costly, the financial timing of the underlying asset in foreign currency will be modified in order to minimize interest rate risk in foreign currency.

In certain cases, the timing of the underlying as defined for derivative purposes may not be exactly the same as the timing of the contractual underlying.

3) Matching the company contracting the derivative and the company that owns the hedged item.

Generally, the aim is to ensure that the hedging derivative and the hedged asset or liability belong to the same company. Sometimes, however, the holding companies (Telefónica, S.A. and Telefónica Latinoamérica Holding, S.L.) have arranged hedges on behalf of a subsidiary that owns the underlying asset. The main reasons for separating the hedge and the underlying asset were the chance of differences in the legal validity of local and international hedges (as a result of unforeseen legal changes) and the different credit ratings of the counterparties (of the Telefónica Group companies as well as those of the banks).

4) Ability to measure the derivative's fair value using the valuation systems available to the Telefónica Group.

Telefónica uses several tools to evaluate and manage the risk involved in derivatives and debt. Among these tools are the Calypso system, extensively used in various financial institutions, and the specialized libraries in the MBRM financial calculation, both of which are widespread throughout the market and have shown proven reliability. In order to perform these calculations, customary market techniques are used when configuring the calculation methods, and information from money market curves is used on a daily basis as market inputs (swaps, depos, FRA, etc.) for interest rates, official fixings for exchange rates and the interest rates and volatility matrices for interest and exchange rates that are listed in the multi-contributor systems, Reuters and Bloomberg. For those yield curves that are less liquid or whose prices published in Reuters and Bloomberg are considered not to adequately reflect the market situation, these curves will be requested from relevant banks in these markets.

5) Sale of options only when there is an underlying exposure.

Telefónica considers the sale of options when: i) there is an underlying exposure (on the consolidated statement of financial position or associated with a highly probable cash outflow) that would offset the potential loss for the year if the counterparty exercised the option. This exposure does not have to be treated as a purchased option, but rather it can be another type of hedged item (in these cases, hedge accounting does not apply since this hedging instrument does not meet the criteria required by accounting standards to treat the sale of options as hedging instruments), or ii) the option is part of a structure in which another derivative offsets any loss. The sale of options is also permitted in option structures where, at the moment they are taken out, the net premium is either positive or zero.

For instance, it would be possible to sell short-term options on interest rate swaps that entitle the counterparty to receive a certain fixed interest rate, below the level prevailing at the time the option was sold. This would mean that if rates fell and the counterparty exercised its option, the Group would swap part of its debt from floating rate to a lower fixed rate, having received a premium.

6) Hedge accounting.

The main risks that may qualify for hedge accounting are as follows:

- Variations in market interest rates (either money-market rates, credit spreads or both) that affect the value of the underlying asset or the measurement of the cash flows.
- Variations in exchange rates that change the value of the underlying asset in the company's functional currency and affect the measurement of the cash flow in the functional currency.
- Variations in the valuation of any financial asset, particularly shares of companies included in the portfolio of "Equity instruments".
- Variations in the price of commodities related to contracts that the Group has with third parties.

Regarding the underlying:

- Hedges can cover all or part of the value of the underlying.
- The risk to be hedged can be for the whole period of the transaction or for only part of the period.
- The underlying may be a highly probable future transaction, or a contractual underlying (loan, foreign currency payment, investment, financial asset, etc.) or a combination of both that defines an underlying with a longer term.

The main coverage instruments used are:

- Forwards / NDF: they are used mainly for exchange rate hedges related to commercial positions in foreign currency. They can also be used to hedge financing in foreign currency and net investment hedge in foreign currency.
- Exchange Rate Options: in some cases, this type of instruments can be used linked to future CapEx and OpEx operations and investments and divestments in foreign currency.
- Spots: for purchases and sales of currencies that are made same day value or two days' value. Generally used for operational needs or for divestments of operations in foreign currency.
- Currency swaps: this type of transaction is generally executed to hedge bonds issuance or loans issued in foreign currency or net investment hedge.
- Interest Swaps / Interest Rate Options: these instruments are used to manage the interest rate of the debt portfolio. Their use of them is ruled by the Financial Expenses Budget with the objective of its fulfillment. Both the volume to be contracted and the maturity of these products are determined by the underlying assets to be hedged.

  It is possible that in several markets the maturity, as well as the low liquidity, does not allow to contract a "perfect" hedge, but this circumstance will have to be analyzed case by case.
- CDS: in order to manage the counterparty credit risk or CVA / DVA, CDS operations can be arranged to mitigate this risk.
- Derivatives of Commodities associated to:
  - Price risk hedge (mainly Electricity) associated with the Group's own contracts.
  - Supporting the business lines that may need it and always hedging the commercial risks of the signed contracts. They would be settled by differences, this is, in a non-deliverable format.
- Equity Derivatives: these are derivatives that address strategic decisions or hedging needs, either to hedge future investments or hedge existing risks. They protect Telefónica from the potential appreciation or depreciation in the price of the shares they hold as underlying.

Between the hedged item and the hedging instrument there is an economic relationship, this is, in general terms they move in opposite directions due to the same risk or risk covered. In other words, there must be an expectation that the value of the hedging instrument and the value of the hedged item will change systematically in opposite directions in response to the movements of one of the following elements:

- the same underlying item; or
- Underlying items that are economically related in such sense that they respond similarly to the risk that is being hedged.

Depending on the complexity of the hedge relationship and the way in which the hedge has been structured, a quantitative or qualitative analysis will have to be performed to demonstrate that there is an economic relationship between the hedged item and the hedging instrument.

This may on occasion mean that the hedging instruments have longer terms than the related contractual

underlying. This happens when the Telefónica Group enters into long-term swaps, caps or collars to protect the Group against interest rate increases that may raise the financial expense of its promissory notes, commercial paper and some floating rate loans which mature earlier than their hedges. These floating rate financing programs are highly likely to be renewed and Telefónica commits to this by defining the underlying asset in a more general way as a floating rate financing program whose term coincides with the maturity of the hedge. In those cases in which the underlying assets representing the risk hedged are canceled or refinanced early, and if there is an open risk with similar characteristics as the underlying asset that was canceled or refinanced early, either because there is new financing or because there is an underlying asset with similar characteristics and risk profile, the hedge may remain in force with the derivatives assigned thereto and the risk will be subject to the hedge arranged in the aforementioned refinancing. When either of these situations occurs, the effectiveness of the hedge will be reviewed taking into account the new situation.

There can be three types of hedges:

- Fair value hedges.
- Cash flow hedges. Such hedges can be set at any value of the risk to be hedged (interest rates, exchange rates, etc.) or for a defined range (interest rates between 2% and 4%, above 4%, etc.). In this last case, the hedging instrument used is options.
- Hedges of net investment in consolidated foreign subsidiaries. Generally, such hedges are arranged by Telefónica S.A. and other Telefónica holding companies. Wherever possible, these hedges are implemented through real debt in foreign currency. Often, however, this is not always possible as many Latin American currencies are non-convertible, making it impossible for non-resident companies to issue local currency debt. It may also be that, due to the debt market deepness, the debt in the currency concerned is not enough to accommodate the required hedge, or that an acquisition is made in cash with no need for market financing. In these circumstances derivatives either forwards or cross-currency swaps are mainly used to hedge the net investment.

When using options, forwards or cross-currency swaps as hedging instruments, the exclusion of the time value of the option, the element at maturity of the forward and the currency spread of the cross-currency swap of the hedging relationship are evaluated on a case by case basis, in order to be treated as hedge costs.

Hedges can comprise a combination of different derivatives.

Management of accounting hedges is not static, and the hedging relationship may change before maturity. The interruption of the hedge accounting is possible within the framework of the management of financial risks and described in the internal document of "financial risks management and hedging strategy under IFRS 9". To gauge the efficiency of transactions defined as accounting hedges, the Group analyzes the extent to which the changes in the fair value or in the cash flows attributable to the hedged item would offset the changes in fair value or cash flows attributable to the hedged risk using a linear regression model prospectively. To evaluate the effectiveness of hedges, under IFRS 9, there is no numerical range under which it is accepted that a hedge is effective and hence the hedge accounting standards are applicable. Therefore, Telefónica considers that if there is an economic relationship, not dominated by changes in credit risk and if the appropriate hedging rationale has been designated, the requirements for effectiveness are met. However, at the moment when ineffectiveness arises, Telefónica will evaluate whether there is still an economic relationship or whether the designated hedging rationale is appropriate. The possible sources of ineffectiveness that Telefónica can have when designing a hedging relationship and that will be considered when establishing the hedging rationale are:

- The hedging instrument and the hedged item have different maturity dates, initial dates, contract dates, repricing dates, etc.
- The hedging instrument starts with initial value and a financing effect is produced.
- When the underlying items have different sensitivity and are not homogeneous, for example EURIBOR 3M versus EURIBOR 6M.

The main guiding principles for risk management are laid down by Telefónica's Finance Department and implemented by the company financial officers (who are responsible for balancing the interests of each company and those of the Telefónica Group). The Corporate Finance Department may allow exceptions to this policy where these can be justified, normally when the market is too thin for the volume of transactions required or on clearly limited and small risks. New companies joining the Telefónica Group as a result of mergers or acquisitions may also need time to adapt.

7) Cancellation of derivatives.

When a derivative transaction is canceled, the company may:

- Cancel the derivative and pay its market value.
- Take the opposite position which cancels out the variability thereof, if cancellation costs are high or if it is recommended for operating or business reasons.

Breakdown of financial results

The breakdown of the financial results recognized in 2022, 2021 and 2020 is as follows:

Millions of euros	2022	2021	2020
Interest income	384	191	185
Dividends received	25	14	12
Other financial income	894	174	159
Subtotal	**1,303**	**379**	**356**
Changes in fair value of asset derivatives at fair value through profit or loss	377	132	255
Changes in fair value of liability derivatives at fair value through profit or loss	(861)	(24)	(507)
Changes in the fair value of debt instruments and other assets at fair value to profit or loss	8	—	(3)
Transfer from equity of results of cash flow hedges - future cash flows that are no longer expected to happen	(2)	—	—
(Loss)/Gain on fair value hedges	(1,818)	(517)	563
Gain/(loss) on adjustment to items hedged by fair value hedges	1,763	527	(525)
Subtotal	**(533)**	**118**	**(217)**
Interest expenses	(1,548)	(1,290)	(1,320)
Financial expenses on lease liabilities (see Note 20)	(393)	(274)	(193)
Ineffective portion of cash flow hedges	(15)	(41)	45
Accretion of provisions and other liabilities	276	(169)	(280)
Other financial expenses	(317)	(137)	(131)
Subtotal	**(1,997)**	**(1,911)**	**(1,879)**
Net finance costs excluding foreign exchange differences and hyperinflation adjustments	**(1,227)**	**(1,414)**	**(1,740)**

"Other financial income" in 2022 includes 526 million euros corresponding to delayed interest after the Agreement for the Execution of the Judgment of the Audiencia Nacional issued on October 24, 2022 (see Note 25, Inspections of the tax group in Spain).

"Other financial income" in 2022 included 139 million euros corresponding to the default interest as a result of the final decisions in favor of Telefónica Brazil about the right to deduct the ICMS from the calculation basis of PIS/COFINS (90 million euros and 85 million euros in 2021 and 2020, respectively, see Note 25).

"(Loss)/Gain on fair value hedges" includes mainly the impact on income of fair value hedges contracted by Telefónica, S.A., which are similarly reflected under "Gain/(loss) on adjustment to items hedged by fair value hedges" and therefore, have no significant net impact on the consolidated income statement. The increase in both items with respect to previous years is a consequence of the increase in interest rates.

The impact of hyperinflation on the net monetary position of the Group's subsidiaries in Argentina amounted to 39 million euros in 2022 (25 million euros in 2021 and 43 million euros in 2020) and is recorded under Exchange differences in the consolidated income statement.

Evolution of derivative instruments

The movement of the net position of derivatives during the years ended December 31, 2022 and December 31, 2021 is as follows:

Millions of euros	Movement in 2022	Movement in 2021
Opening balance of assets/ (liabilities)	**1,573**	**13**
Financing payments	715	34
Financing proceeds	(89)	89
Interest (proceeds)/payments	283	(91)
Other (proceeds)/payments	(17)	(31)
Fair value adjustments through other comprehensive income	1,031	1,733
Movements with counterparty in the income statement	(2,649)	(538)
Translation differences	169	393
Other movements	(4)	(29)
Closing balance of assets/ (liabilities)	**1,012**	**1,573**

The variation in 2022 represents a decrease of 561 million euros of asset (increase of 1,560 million euros of liability in 2021) mainly due to the increase in dollar and euro interest rates and the evolution of the EUR/USD exchange rate. These variations are mostly by a similar impact and in the opposite direction in the hedge accounting of the different issuances and loans in dollar and euro currency of the Telefónica Group.

As of December 31, 2022 the derivatives portfolio amount a net positive value of 1,012 million euros (a net positive value of 1,573 as of December 31, 2021). This amount includes a net positive value of 638 million euros due to hedges (cross currency swaps) to transfer financial debt issued in foreign currency to local currency (a positive value of 188 million euros at December 31, 2021).

The calculation of the fair values of the Telefónica Group's debt instruments required an estimate, for each currency and counterparty, of a credit spread curve using the prices of the Group's bonds and credit derivatives.

The derivatives portfolio was measured through the techniques and models normally used in the market, based on money market curves and volatility prices available in the markets. Additionally, the credit valuation adjustment or net CVA per counterparty (CVA+DVA) is calculated on that measurement as the method used to measure the credit risks of the counterparties and also Telefónica for the purpose of adjusting the fair value valuation of the derivatives. This adjustment reflects the possibility of bankruptcy or credit rating impairment of the counterparty and Telefónica.

Derivatives arranged by the Group at December 31, 2022 are detailed in Appendix IV.

The breakdown of Telefónica's hedges and other derivative instruments at December 31, 2022 and December 31, 2021, their fair value at year-end and the expected maturity schedule is as set forth in the table below:

December 31, 2022

	Notional amount - Maturities [*]					Book value of the derivative and no-derivative instruments [**]				
Millions of euros	**2023**	**2024**	**2025**	**Later**	**Total**	**Non-current asset**	**Current asset**	**Non-current liabilities**	**Current liabilities**	**Total**
Derivative instruments of accounting hedges	(2,034)	116	(77)	7,237	5,242	(2,404)	(466)	1,317	78	(1,475)
Interest rate risk	**(795)**	**2**	**(123)**	**(5,590)**	**(6,506)**	**(211)**	**(187)**	**446**	**9**	**57**
Cash flow hedges	3	—	—	1,114	1,117	(26)	(4)	8	9	(13)
Fair value hedges	(798)	2	(123)	(6,704)	(7,623)	(185)	(183)	438	—	70
Exchange rate risk	**(1,340)**	**34**	**—**	**9,284**	**7,978**	**(1,742)**	**(213)**	**711**	**68**	**(1,176)**
Cash flow hedges	744	34	—	8,824	9,602	(1,742)	(57)	704	30	(1,065)
Fair value hedges	837	—	—	460	1,297	—	(87)	7	28	(52)
Net investments hedges	(2,921)	—	—	—	(2,921)	—	(69)	—	10	(59)
Interest rate and exchange rate risk	**101**	**80**	**46**	**3,543**	**3,770**	**(451)**	**(66)**	**160**	**1**	**(356)**
Cash flow hedges	101	80	46	3,234	3,461	(445)	(66)	74	1	(436)
Fair value hedges	—	—	—	309	309	(6)	—	86	—	80
Undesignated derivatives	**(1,964)**	**(479)**	**(525)**	**(2,363)**	**(5,331)**	**(264)**	**(246)**	**706**	**267**	**463**
Other derivatives of interest rate	(1,539)	(688)	(525)	(2,363)	(5,115)	(264)	(59)	631	16	324
Other derivatives of exchange rate	(1,132)	—	—	—	(1,132)	—	(179)	—	145	(34)
Other derivatives	707	209	—	—	916	—	(8)	75	106	173
Total derivative instruments	**(3,998)**	**(363)**	**(602)**	**4,874**	**(89)**	**(2,668)**	**(712)**	**2,023**	**345**	**(1,012)**
No derivatives instruments of accounting hedges (***)	**—**	**141**	**—**	**—**	**141**	**—**	**—**	**141**	**—**	**141**
Exchange rate risk	**—**	**141**	**—**	**—**	**141**	**—**	**—**	**141**	**—**	**141**
Fair value hedges	—	—	—	—	—	—	—	—	—	—
Net investments hedges	—	141	—	—	141	—	—	141	—	141

(*) For interest rate hedges, the positive amount is in terms of "fixed payment." For foreign currency hedges, a positive amount means payment in functional vs. foreign currency.

(**) Positive amounts indicate payables.

(***) Of the hedging instruments that are not derivatives, 141 million euros correspond to "Loans and other debts"" (see Note 18).

December 31, 2021

Millions of euros	Notional amount - Maturities (*)					Book value of the derivative and no-derivative instruments (**)				
	2022	2023	2024	Later	Total	Non-current asset	Current asset	Non-current liabilities	Current liabilities	Total
Derivative instruments of accounting hedges	(5,020)	(904)	98	8,805	2,979	(2,301)	(908)	1,438	232	(1,539)
Interest rate risk	**63**	**(801)**	**(1)**	**(2,860)**	**(3,599)**	**(914)**	**(480)**	**22**	**4**	**(1,368)**
Cash flow hedges	64	—	—	1,060	1,124	(24)	(11)	11	4	(20)
Fair value hedges	(1)	(801)	(1)	(3,920)	(4,723)	(890)	(469)	11	—	(1,348)
Exchange rate risk	**(5,021)**	**26**	**19**	**8,824**	**3,848**	**(1,245)**	**(131)**	**1,124**	**228**	**(24)**
Cash flow hedges	318	32	19	8,824	9,193	(1,245)	(102)	1,124	95	(128)
Fair value hedges	209	(6)	—	—	203	—	(28)	—	18	(10)
Net investments hedges	(5,548)	—	—	—	(5,548)	—	(1)	—	115	114
Interest rate and exchange rate risk	**(62)**	**(129)**	**80**	**2,841**	**2,730**	**(142)**	**(297)**	**292**	**—**	**(147)**
Cash flow hedges	189	118	80	2,841	3,228	(97)	(104)	292	—	91
Fair value hedges	(251)	(247)	—	—	(498)	(45)	(193)	—	—	(238)
Undesignated derivatives	**(1,254)**	**(1,187)**	**(303)**	**(1,238)**	**(3,982)**	**(471)**	**(87)**	**397**	**127**	**(34)**
Other derivatives of interest rate	(963)	(1,283)	(303)	(1,238)	(3,787)	(244)	(55)	170	8	(121)
Other derivatives of exchange rate	(740)	(370)	—	—	(1,110)	(214)	(23)	142	101	6
Other derivatives	449	466	—	—	915	(13)	(9)	85	18	81
Total derivative instruments	**(6,274)**	**(2,091)**	**(205)**	**7,567**	**(1,003)**	**(2,772)**	**(995)**	**1,835**	**359**	**(1,573)**
No derivatives instruments of accounting hedges (***)	**—**	**—**	**133**	**—**	**133**	**—**	**—**	**132**	**—**	**132**
Exchange rate risk	**—**	**—**	**133**	**—**	**133**	**—**	**—**	**132**	**—**	**132**
Fair value hedges	—	—	—	—	—	—	—	—	—	—
Net investments hedges	—	—	133	—	133	—	—	132	—	132

(*) For interest rate hedges, the positive amount is in terms of "fixed payment." For foreign currency hedges, a positive amount means payment in functional vs. foreign currency.
(**) Positive amounts indicate payables.
(***) Of the hedging instruments that are not derivatives, 132 million euros correspond to "Loans and other debts" (see Note 18).

The detail of hedged items by fair value hedges at December 31, 2022 and December 31, 2021 are as follows:

December 31, 2022

Millions of euros	Hedged items carrying amount				Accumulated amount in the hedged item adjusted by fair value hedge [*]				
	Interest rate risk	Exchange rate risk	Interest rate and exchange rate risk	Total	Interest rate risk	Exchange rate risk	Interest rate and exchange rate risk	Total	Of which: accumulated amount of any hedge item that have cesased to be adjusted for gains and losses
Assets	**15**	**250**	**—**	**265**	**8**	**22**	**—**	**30**	**—**
Financial assets and other non-current assets	8	96	—	104	8	1	—	9	—
Receivables and other current assets	—	152	—	152	—	21	—	21	—
Other current financial assets	7	—	—	7	—	—	—	—	—
Other heading of assets	—	2	—	2	—	—	—	—	—
Liabilities	**8,125**	**1,295**	**1,619**	**11,039**	**(88)**	**(38)**	**67**	**(59)**	**21**
Non-current financial liabilities	7,735	468	1,454	9,657	(89)	—	15	(74)	36
Payables and other non-current liabilities	—	60	—	60	—	(2)	—	(2)	—
Current financial liabilities	387	11	165	563	—	—	52	52	1
Payables and other current liabilities	3	756	—	759	1	(36)	—	(35)	(16)

[*] Accumulated amount adjusted by fair value hedge is shown with negative sign when it reduces the value (lowest liability or lowest asset) and viceversa.

December 31, 2021

Millions of euros	Hedged items carrying amount				Accumulated amount in the hedged item adjusted by fair value hedge (*)				
	Interest rate risk	Exchange rate risk	Interest rate and exchange rate risk	Total	Interest rate risk	Exchange rate risk	Interest rate and exchange rate risk	Total	Of which: accumulated amount of any hedge item that have cesased to be adjusted for gains and losses
Assets	—	226	—	226	—	4	—	4	—
Financial assets and other non-current assets	—	101	—	101	—	1	—	1	—
Receivables and other current assets	—	106	—	106	—	3	—	3	—
Other heading of assets	—	19	—	19	—	—	—	—	—
Liabilities	6,101	1,437	2,460	9,998	1,322	(23)	390	1,689	63
Non-current financial liabilities	5,987	558	1,919	8,464	1,309	—	195	1,504	52
Non-current lease liabilities	31	—	—	31	(2)	—	—	(2)	—
Payables and other non-current liabilities	—	55	—	55	—	(3)	—	(3)	—
Current financial liabilities	83	—	541	624	15	—	195	210	16
Payables and other current liabilities	—	824	—	824	—	(20)	—	(20)	(5)

(*) Accumulated amount adjusted by fair value hedge is shown with negative sign when it reduces the value (lowest liability or lowest asset) and vice versa.

The evolutions of hedges in equity at December 31, 2022 and December 31, 2021 are as follows:

Millions of euros	Derivative instruments				No derivative instruments			
	Gains (losses) of cash flow hedges							
	Interest rate risk	**Exchange rate risk**	**Exchange rate and interest rate risks**	**Derivatives - Net investment hedges**	**No Derivatives - Net investment hedges**	**Total Gross amount**	**Tax effect**	**Total hedges in equity**
Balance at 12/31/2021	(70)	247	(270)	705	(5)	607	(170)	437
Changes in the fair value registered in equity	4	1,235	612	(743)	(4)	1,104	(284)	820
Transfer to the initial value of hedged item	1	(2)	(7)	—	—	(8)	2	(6)
Transfer to the income statement of the period - the hedged future cash flows are no longer expected to happen	—	1	—	—	—	1	—	1
Transfer to the income statement of the period - the hedged item has affected profit or loss	26	(620)	(127)	10	—	(711)	181	(530)
Total translation differences	2	—	2	(6)	—	(2)	5	3
Other movements	—	—	—	4	—	4	(4)	—
Balance at 12/31/2022	**(37)**	**861**	**210**	**(30)**	**(9)**	**995**	**(270)**	**725**
Amounts remaining in equity for continuing hedges	10	826	290	(30)	(9)	1,087		
Amounts remaining in equity from any hedging relationship for which hedge accounting is no longer applied	(47)	35	(80)	—	—	(92)		
Balance at 12/31/2022	**(37)**	**861**	**210**	**(30)**	**(9)**	**995**		

The total amount of "Transfer to the income statements of the period - the hedged item has affected profit or loss" has impacted in financial results, reported under "Interest expenses" amounted to +181 million euros (+72 million euros in 2021), see detail of "Net finance costs excluding foreign exchange differences and hyperinflation adjustments" in this Note, and in exchange differences amounted to +536 million euros (+873 million euros in 2021).

Millions of euros	Derivative instruments				No derivative instruments			
	Gains (losses) of cash flow hedges							
	Interest rate risk	Exchange rate risk	Exchange rate and interest rate risks	Derivatives - Net investment hedges	No Derivatives - Net investment hedges	Total Gross amount	Tax effect	Total hedges in equity
Balance at 12/31/2020	**(154)**	**(443)**	**(523)**	**2,061**	**—**	**941**	**(295)**	**646**
Changes in the fair value registered in equity	34	1,473	445	(353)	(5)	1,594	(396)	1,198
Transfer to the initial value of hedged item	—	(1)	(1)	—	—	(2)	1	(1)
Transfer to the income statement of the period - the hedged future cash flows are no longer expected to happen	—	—	—	—	—	—	—	—
Transfer to the income statement of the period - the hedged item has affected profit or loss	48	(782)	(188)	(962)	—	(1,884)	478	(1,406)
Total translation differences	2	—	(3)	—	—	(1)	1	—
Other movements	—	—	—	(41)	—	(41)	41	—
Balance at 12/31/2021	**(70)**	**247**	**(270)**	**705**	**(5)**	**607**	**(170)**	**437**
Amounts remaining in equity for continuing hedges	(7)	211	(184)	705	(5)	720		
Amounts remaining in equity from any hedging relationship for which hedge accounting is no longer applied	(63)	36	(86)	—	—	(113)		
Balance at 12/31/2021	**(70)**	**247**	**(270)**	**705**	**(5)**	**607**		

The evolution of cost of hedging in equity in 2022 and 2021 are as follows:

	Exchange rate risk			
	Forward element / CBS			
Millions of euros	**A time-period related hedge item**	**Total gross amount**	**Tax effect**	**Total cost of hedging in equity**
Balance at 12/31/2020	(75)	(75)	19	(56)
Changes in the fair value registered in equity	128	128	(32)	96
Transfer to the income statement of the period - the hedged item has affected profit or loss	(10)	(10)	2	(8)
Balance at 12/31/2021	**43**	**43**	**(11)**	**32**
Changes in the fair value registered in equity	(59)	(59)	15	(44)
Transfer to the income statement of the period - the hedged item has affected profit or loss	(9)	(9)	2	(7)
Balance at 12/31/2022	**(25)**	**(25)**	**6**	**(19)**

The details of the ineffective portion of accounting hedges with impact on the income statement in 2022 and 2021 are as follows:

2022

Millions of euros	Changes in fair value of the hedging instrument	Changes in the fair value of hedges item for the hedged risk	Ineffective portion hedged registered in the income statement
Interest rate risk	**(1,257)**	**(1,238)**	**(19)**
Cash flow hedges	35	35	—
Fair value hedges	(1,292)	(1,273)	(19)
Exchange rate risk	**(8)**	**(8)**	**—**
Cash flow hedges	1,108	1,108	—
Net investment hedges	(1,116)	(1,116)	—
Interest rate and exchange rate risk	**462**	**475**	**(13)**
Cash flow hedges	462	475	(13)
Total	**(803)**	**(771)**	**(32)**

2021

Millions of euros	Changes in fair value of the hedging instrument	Changes in the fair value of hedges item for the hedged risk	Ineffective portion hedged registered in the income statement
Interest rate risk	**(142)**	**(143)**	**1**
Cash flow hedges	8	7	1
Fair value hedges	(150)	(150)	—
Exchange rate risk	**960**	**994**	**(34)**
Cash flow hedges	1,510	1,544	(34)
Net investment hedges	(550)	(550)	—
Interest rate and exchange rate risk	**412**	**418**	**(6)**
Cash flow hedges	412	418	(6)
Total	**1,230**	**1,269**	**(39)**

Note 20. Lease liabilities

The evolution of lease liabilities in 2022 and 2021 were as follows:

Millions of euros	Lease liabilities
Balance at 12/31/2021	**8,070**
Additions	2,487
Principal and interests payments	(2,361)
Principal payments (Note 28)	(1,996)
Interests payments (Note 28)	(365)
Disposals	(59)
Business combinations	124
Accrued interests	393
Translation differences and hyperinflation adjustments	246
Transfers and others	(223)
Balance at 12/31/2022	**8,677**

Millions of euros	Lease liabilities
Balance at 12/31/2020	**5,294**
Additions	2,030
Sale of the towers division of Telxius	2,650
Principal and interests payments	(1,859)
Principal payments (Note 28)	(1,782)
Interests payments (Note 28)	(246)
Minus: Payments of companies held for sale and sold companies during 2021	169
Disposals	(288)
Business combinations	14
Accrued interests [(1)]	259
Translation differences and hyperinflation adjustments	29
Transfers and others	(59)
Balance at 12/31/2021	**8,070**

[(1)] Total accrued interests in 2021 amounted to 274 million euros, including the additions corresponding to companies held for sale and sold companies during the annual reporting period (see Note 19).

"Additions" includes fixed asset sale and leaseback transactions, which amounted to 125 million euros in 2022 (51 million euros in 2021). The gain recorded in 2022 and 2021 for sale and leaseback transactions amounted to 381 million euros and 263 million euros, respectively (see Note 26).

"Business combinations" in 2022 include 117 million euros of lease liabilities related to the acquisition of rights of use of Oi (see Note 29), as well as, 2 and 5 million euros for the incorporation of the Incremental group and the BE-terna group, respectively (see Note 2 and 5).

"Business combinations" in 2021 corresponded to the acquisition of Cancom (see Note 5) amounted to 14 million euros.

There are commitments for leases not started at December 31, 2022 amounting to 1,569 million euros, mainly related to the sites construction agreement between Telefónica Germany GmbH and Telxius Towers Germany GmbH (at December 31, 2021 1,307 million euros).

In 2021 Telxius sold its telecommunications towers division to American Tower Corporation (see Note 2). The Telefónica Group operators maintained the leases agreements of the towers signed with the companies sold subsidiaries of Telxius. Consequently, as of the closing date of the transactions, lease liabilities were recorded in the consolidated statement of financial position in the amount of 2,775 million euros. “Sale of the towers division of Telxius” also includes the recognition of lease liabilities with third parties corresponding to the second phase of the sale agreement between Telefonica Germany and ATC in the amount of 125 million euros.

"Transfers and others" in 2022 includes the reclassification of lease liabilities on the shutdown site contracts of Pegaso PCS amounting to 264 million euros.

"Transfers and others" in 2021 included the reclassification of lease liabilities of Telefónica El Salvador amounted to 43 million euros to "Liabilities associated with non-current assets and disposal groups held for sale" of the statement of financial position (see Note 30).

The maturity schedule of lease liabilities at December 31, 2022 is as follows:

Millions of euros	Current	Non-Current						
Maturity	2023	2024	2025	2026	2027	Subsequent years	Non-current total	Total
Lease liabilities	2,107	1,700	1,413	1,064	851	2,173	7,201	9,308

Note 21. Payables and other non-current liabilities

The composition of “Payables and other non-current liabilities” of the Telefónica Group at December 31, 2022 and December 31, 2021 is as follows:

Millions of euros	12/31/2022	12/31/2021
Payables	**1,914**	**1,733**
Trade payables	463	236
Payables for spectrum acquisition	1,293	1,361
Other payables	158	136
Other non-current liabilities	**1,632**	**1,356**
Contractual liabilities (Note 23)	891	829
Deferred revenue	199	217
Current tax payables	542	310
Total	**3,546**	**3,089**

"Non-currrent debt for spectrum acquisition" as of December 31, 2022 and December 31, 2021, is detailed below:

Millions of euros	12/31/2022	12/31/2021
Telefónica Spain	74	79
Telefónica Colombia	85	—
Telefónica Brazil	243	292
Telefónica Germany	**891**	**990**
Total	**1,293**	**1,361**

The outstanding liabilities at December 31, 2022 from the acquisition of spectrum licenses by Telefónica Brazil in November 2021 (see Note 6) amounted to 1,844 million Brazilian real (331 million euros) including 1,192 million Brazilian reais (214 million euros) are classified as non-current. At December 31, 2021, outstanding liabilities amounted to 4,451 million Brazilian reais (704 million euros at exchange rate of 2021), including 1,704 million Brazilian reais (270 million euros at closing exchange rate of 2021) were classified as non-current.

In June 2019 Telefónica Germany acquired a total of 90 MHz spectrum at a cost of 1,425 million euros. The Company, like the other auction participants, reached an agreement to defer payments in interest-free annual installments until 2030, instead of an upfront one-time payment (see Appendix VI). In 2022 and 2021, payments amounting to 108 million euros have been made each year (see Note 28). The current value of the debt at December 31, 2022 amounted to 998 million euros (1,097 million euros at December 31, 2021), 891 million euros have a maturity of more than twelve months (990 million euros at December 31, 2021).

Payments for financed licenses for the years 2022 and 2021 amounted to 657 and 165 million euros, respectively (see Note 28).

“Deferred revenues” include grants amounting to 53 million euros at December 31, 2022 (55 million euros at December 31, 2021).

Note 22. Payables and other current liabilities

The composition of “Payables and other current liabilities” at December 31, 2022 and December 31, 2021 is as follows:

Millions of euros	**12/31/2022**	**12/31/2021**
Payables	**12,018**	**11,872**
Trade payables	7,545	6,982
Payables to suppliers of property, plant and equipment	2,841	2,752
Payables for spectrum acquisition	248	569
Other payables	1,088	997
Dividends pending payment	203	228
Payables to associates and joint ventures (Note 10)	93	344
Other current liabilities	**1,491**	**1,338**
Contract liabilities (Note 23)	1,038	958
Deferred revenue	102	115
Advances received	350	265
Other liabilities to associates and joint ventures (Note 10)	1	—
Total	**13,509**	**13,210**

"Current debt for spectrum acquisition" as of December 31, 2022 and December 31, 2021, is detailed below:

Millions of euros	**12/31/2022**	**12/31/2021**
Telefónica Germany	107	107
Telefónica Colombia	17	5
Telefónica Brazil	117	434
Telefónica Spain	7	7
Others	—	16
Total	**248**	**569**

At December 31, 2022 and December 31, 2021, “Payables for spectrum acquisition”, includes the debt maturing within twelve months of the spectrum licenses in Telefónica Brazil adquired in November 2021 and the spectrum licenses in Telefónica Germany adquired in June 2019 (see Note 21).

“Payables to associates and joint ventures" at December 31, 2021 included the obligation in relation to the O2 UK pension plans arising as a result of the constitution of VMED O2 UK Ltd amounted to 213 million pounds sterling (253 million euros at closing exchange rate of 2021, see Notes 10 and 29.c).

“Deferred revenue” includes grants amounting to 17 million euros at December 31, 2022 (12 million euros at December 31, 2021).

The composition of current "Other payables" at December 31, 2022 and December 31, 2021 is as follows:

Millions of euros	**12/31/2022**	**12/31/2021**
Accrued employee benefits	608	516
Other non-financial non-trade payables	480	481
Total	**1,088**	**997**

Information on average payment period to suppliers. Third additional provision, "Information requirement" of Law 15/2010 of July 5, modified by Law 18/2022, of September 28.

In accordance with the aforementioned Law 15/2010, the following information corresponding to the Spanish companies of the Telefónica Group is disclosed:

	2022	2021
Number of days		
Weighted average maturity period	**53**	**54**
Ratio of payments	55	56
Ratio of outstanding invoices	42	42
Millions of euros		
Total payments	8,362	7,671
Outstanding invoices	1,251	1,264

On October 19, 2022, Law 18/2022, of September 28, on the creation and growth of companies, came into force, which modifies the third additional provision of Law 15/2010. The new standard establishes the obligation to publish in annual accounts, in addition to the information already required, the monetary volume and number of invoices paid in a period less than the maximum established in the late payment regulations, and the percentage they represent of the total number of invoices and on the total monetary payments to your suppliers. This information for the 2022 financial year is shown below:

	2022
Monetary volume of invoices paid in a period less than the maximum established in the regulations (millions of euros)	4,899
Percentage of total payments	**59%**
Number of invoices paid in a period less than the maximum established in the regulations	157,523
Percentage of the total number of invoices paid	**54%**

The Telefónica Group's Spanish companies adapted their internal processes and payment schedules to the provisions of Law 15/2010 (amended by Law 31/2014) and Royal Decree-Law 4/2013, amending Law 3/2004, which establishes measures against late payment in commercial transactions. Engagement conditions with commercial suppliers in 2022 included payment periods of up to 60 days, according to the terms agreed between the parties.

For efficiency purposes and in line with general business practices, Telefónica Group companies in Spain have agreed payment schedules with suppliers, whereby most of the payments are made on set days of each month. Invoices falling due between two payment days are settled on the following payment date in the schedule.

Payments to Spanish suppliers in 2022 surpassing the established legal limit were the result of circumstances or incidents beyond the payment policies, mainly the delay in issuing invoices (legal obligation of the supplier), the closing of agreements with suppliers over the delivery of goods or rendering of services, or occasional processing issues.

The average payment period to suppliers of the Telefónica Group's companies in Spain in 2022, calculated in accordance with the only additional provision of the Resolution of the Instituto de Contabilidad y Auditoría de Cuentas (Spanish Accounting and Audit Institute) of January 29, 2016, amounted to 53 days (54 days in 2021).

Note 23. Breakdown of contractual assets and liabilities, and capitalized costs

The movement of contractual assets and capitalized costs in 2022 and 2021 is as follows:

Millions of euros	Balance at 12/31/2021	Additions	Disposals	Transfers	Translation differences and hyperinflation adjustments	Balance at 12/31/2022
Long-term contractual assets (Note 12)	**209**	**261**	**(12)**	**(100)**	**1**	**359**
Contractual assets	210	261	(12)	(100)	1	360
Impairment losses	(1)	—	—	—	—	(1)
Short-term contractual assets (Note 14)	**133**	**294**	**(337)**	**100**	**5**	**195**
Contractual assets	141	295	(340)	100	6	202
Impairment losses	(8)	(1)	3	—	(1)	(7)
Total	**342**	**555**	**(349)**	**—**	**6**	**554**

Millions of euros	Balance at 12/31/2020	Additions	Disposals	Transfers	Translation differences and hyperinflation adjustments	Balance at 12/31/2021
Long-term contractual assets (Note 12)	**145**	**113**	**—**	**(49)**	**—**	**209**
Contractual assets	146	113	—	(49)	—	210
Impairment losses	(1)	—	—	—	—	(1)
Short-term contractual assets (Note 14)	**104**	**180**	**(198)**	**48**	**(1)**	**133**
Contractual assets	113	182	(201)	48	(1)	141
Impairment losses	(9)	(2)	3	—	—	(8)
Total	**249**	**293**	**(198)**	**(1)**	**(1)**	**342**

Once the amounts recognized as contract assets become receivables, which normally occurs when they are invoiced, they are transferred to the "Trade receivables" heading. In this regard, the balance of the contract assets account basically represents amounts not yet due.

The movement of the deferred expenses in 2021 and 2020 is as follows:

Millions of euros	Balance at 12/31/2021	Additions	Disposals	Transfers	Translation differences and hyperinflation adjustments	Other movements	Balance at 12/31/2022
Non-current capitalized costs (Note 12)	**555**	**820**	**(2)**	**(547)**	**19**	**9**	**854**
Of obtaining a contract	371	671	—	(447)	6	9	610
Of fulfilling a contract	184	149	(2)	(100)	13	—	244
Impairment losses	—	—	—	—	—	—	—
Current capitalized costs (Note 14)	**668**	**630**	**(987)**	**547**	**20**	**7**	**885**
Of obtaining a contract	537	509	(801)	448	10	7	710
Of fulfilling a contract	131	121	(186)	99	10	—	175
Impairment losses	—	—	—	—	—	—	—
Total	**1,223**	**1,450**	**(989)**	**—**	**39**	**16**	**1,739**

Millions of euros	Balance at 12/31/2020	Additions	Disposals	Transfers	Translation differences and hyperinflation adjustments	Other movements	Balance at 12/31/2021
Non-current capitalized costs (Note 12)	**331**	**631**	**—**	**(401)**	**(6)**	**—**	**555**
Of obtaining a contract	212	496	—	(334)	(3)	—	371
Of fulfilling a contract	119	135	—	(67)	(3)	—	184
Impairment losses	—	—	—	—	—	—	—
Current capitalized costs (Note 14)	**580**	**489**	**(799)**	**400**	**(2)**	**—**	**668**
Of obtaining a contract	469	388	(653)	333	—	—	537
Of fulfilling a contract	111	101	(146)	67	(2)	—	131
Impairment losses	—	—	—	—	—	—	—
Total	**911**	**1,120**	**(799)**	**(1)**	**(8)**	**—**	**1,223**

In 2020, the Group revisited the allocation to profit or loss period of incremental costs of obtaining a contract with indefinite duration, to match it with the pattern of transfer of goods or services under the contract to which those costs relate. Pursuant to this analysis such costs are recognized as an asset and expensed on a systematic basis, considering the renewals estimated on the basis of the customer churn rate, except in situations in which there are costs on contract renewal that are commensurate with the costs paid on the initial contract.

The movement of contractual liabilities of contracts with customers in 2022 and 2021 is as follows:

Millions of euros	Balance at 12/31/2021	Additions	Disposals (previous years)	Disposals (current year)	Transfers	Translation differences and hyperinflation adjustments	Other movements	Balance at 12/31/2022
Long-term contractual liabilities (Note 21)	829	300	(2)	—	(242)	6	—	891
Short-term contractual liabilities (Note 22)	958	5,546	(984)	(4,756)	236	16	22	1,038
Total	**1,787**	**5,846**	**(986)**	**(4,756)**	**(6)**	**22**	**22**	**1,929**

Millions of euros	Balance at 12/31/2020	Additions	Disposals (previous years)	Disposals (current year)	Transfers	Translation differences and hyperinflation adjustments	Other movements	Balance at 12/31/2021
Long-term contractual liabilities (Note 21)	762	270	(4)	(11)	(206)	18	—	829
Short-term contractual liabilities (Note 22)	976	5,182	(725)	(4,694)	204	2	13	958
Total	**1,738**	**5,452**	**(729)**	**(4,705)**	**(2)**	**20**	**13**	**1,787**

The maturity schedule of contractual liabilities at December 31, 2022 is as follows:

Millions of euros	2023	2024	2025	Subsequent years	Total
Contractual liabilities, activation fees	23	9	2	1	35
Contractual liabilities, sales of prepay cards	524	—	—	—	524
Contractual liabilities, services	308	75	30	64	477
Contractual liabilities, sales of handsets	26	5	—	—	31
Contractual liabilities, sales of other equipments	3	—	—	20	23
Contractual liabilities, irrevocable rights to use	70	69	62	421	622
Other contractual liabilities	84	17	16	100	217
Maturity of performance obligations	**1,038**	**175**	**110**	**606**	**1,929**

Note 24. Provisions

The amounts of provisions in 2022 and 2021 are as follows:

	12/31/2022			12/31/2021		
Millions of euros	**Current**	**Non-current**	**Total**	**Current**	**Non-current**	**Total**
Employee benefits	**885**	**4,093**	**4,978**	**1,003**	**5,395**	**6,398**
Termination plans	135	241	376	254	374	628
Post-employment defined benefit plans	9	329	338	8	400	408
Other benefits	741	3,523	4,264	741	4,621	5,362
Dismantling of assets	**26**	**502**	**528**	**25**	**552**	**577**
Other provisions	**720**	**1,910**	**2,630**	**413**	**1,715**	**2,128**
Total	**1,631**	**6,505**	**8,136**	**1,441**	**7,662**	**9,103**

a) Employee benefits

In 2022 the Group recorded a provision of 179 million euros (1,663 million euros in 2021). In 2022, 57 million euros corresponds to Teléfonica Spain (1,382 million euros in 2021, mainly relating to the Individual Suspension Plan described in "Other benefits"). The distribution by segment of the restructuring costs, in terms of their impact on operating income, is as follows:

Millions of euros	**2022**	**2021**
Telefónica Spain	57	1,382
Telefónica Germany	16	22
Telefónica Hispam	98	174
Other companies	8	85
Total	**179**	**1,663**

Termination plans

The movement in provisions for termination plans in 2022 and 2021 is as follows:

Millions of euros	**Total**
Provisions for termination plans at 12/31/2020	**785**
Additions	249
Retirements/amount applied	(409)
Translation differences, hyperinflation adjustments and accretion	3
Provisions for termination plans at 12/31/2021	**628**
Additions	106
Retirements/amount applied	(311)
Transfers	(43)
Translation differences, hyperinflation adjustments and accretion	(4)
Provisions for termination plans at 12/31/2022	**376**

Telefónica Spain

The 2011-2013 labor force reduction plan in Telefónica de España, concluded with 6,830 participating employees and the provisions recorded at December 31, 2022 and 2021 amounted to 38 million euros and 145 million euros, respectively.

The companies bound by these commitments calculated provisions required at 2022 and 2021 year-ends using the biometric table PERM2020 published in the resolution of December 17, 2020 combined with the invalidity table published in the ministerial order of 1977 and a high quality credit market based interest rate.

The discount rate used for the termination plans of Telefónica Spain at December 31, 2022 was 3.43% with an average plan length of 0.74 years.

Post-employment defined benefit plans

The Group has a number of defined benefit plans in the countries where it operates. The following tables present the main data of these plans:

12/31/2022

Millions of euros	Germany	Brazil	Hispam	Others	Total
Obligation	208	622	64	19	913
Assets	(101)	(751)	—	(18)	(870)
Net provision before asset ceiling	107	(129)	64	1	43
Asset ceiling	—	266	—	—	266
Total	**107**	**137**	**64**	**1**	**309**
Net provision	117	138	75	8	338
Net assets	10	1	11	7	29

12/31/2021

Millions of euros	Germany	Brazil	Hispam	Others	Total
Obligation	322	549	67	22	960
Assets	(99)	(660)	—	(15)	(774)
Net provision before asset ceiling	223	(111)	67	7	186
Asset ceiling	—	199	—	—	199
Total	**223**	**88**	**67**	**7**	**385**
Net provision	231	103	67	7	408
Net assets	8	15	—	—	23

The movement in the present value of obligations in 2022 and 2021 is as follows:

Millions of euros	Germany	Brazil	Hispam	Other	Total
Present value of obligation at 12/31/2020	**350**	**643**	**74**	**19**	**1,086**
Translation differences	—	5	(4)	1	2
Current service cost	10	4	2	1	17
Interest cost	2	48	7	—	57
Actuarial losses and gains	(36)	(115)	(4)	1	(154)
Benefits paid	(4)	(36)	(4)	(1)	(45)
Plan curtailments	—	—	(22)	—	(22)
Other movements	—	—	18	1	19
Present value of obligation at 12/31/2021	**322**	**549**	**67**	**22**	**960**
Translation differences	—	74	(7)	1	68
Current service cost	11	3	4	1	19
Interest cost	3	54	6	—	63
Actuarial losses and gains	(123)	(10)	3	—	(130)
Benefits paid	(5)	(48)	(4)	(1)	(58)
Plan curtailments	—	—	(3)	—	(3)
Other movements	—	—	(2)	(4)	(6)
Present value of obligation at 12/31/2022	**208**	**622**	**64**	**19**	**913**

Movements in the fair value of plan assets in 2022 and 2021 are as follows:

Millions of euros	Germany	Brazil	Other	Total
Fair value of plan assets at 12/31/2020	**95**	**693**	**13**	**801**
Translation differences	—	6	1	7
Interest income	—	51	—	51
Actuarial losses and gains	3	(42)	—	(39)
Participants contributions	2	—	—	2
Benefits paid	(2)	(33)	—	(35)
Transfers	1	—	1	2
Other movements	—	(15)	—	(15)
Fair value of plan assets at 12/31/2021	**99**	**660**	**15**	**774**
Translation differences	—	89	1	90
Interest income	1	65	—	66
Actuarial losses and gains	(1)	(2)	—	(3)
Company contributions	2	—	—	2
Benefits paid	(3)	(42)	—	(45)
Transfers	3	—	2	5
Other movements	—	(19)	—	(19)
Fair value of plan assets at 12/31/2022	**101**	**751**	**18**	**870**

Telefónica Brazil pension plans
Telefónica Brazil sponsors the following post-employment benefit plans:

Plans	Management entity	Sponsor
Health plans		
Plano de Assistência Médica ao Aposentado y Programa de Coberturas Especiais (PAMA/PCE)	Fundação Sistel de Seguridade Social	Telefônica Brasil, jointly and severally with other companies resulting from the privatization of Telebrás (Telecomunicações Brasileiras, S.A.)
Assistencia médica – Lei 9.656/98	Telefônica Brasil	Telefônica Brasil, Terra Networks, TGLog and TIS
Pension plans		
PBS Assistidos (PBS-A)	Fundação Sistel de Seguridade Social	Telefônica Brasil, jointly and severally with other companies resulting from the privatization of Telebrás (Telecomunicações Brasileiras, S.A.)
CTB	Telefônica Brasil	Telefônica Brasil
Telefônica BD	Visão Prev	Telefônica Brasil
Planes VISAO	Visão Prev	Telefônica Brasil, Terra Networks, TGLog, TIS and Clound Co

The main actuarial assumptions used in valuing these plans are as follows:

	12/31/2022	12/31/2021
Discount rate	9.75% - 9.83%	8.56% - 8.78%
Nominal rate of salary increase	4.57% - 6.35%	4.32% - 6.09%
Long term inflation rate	3.50%	3.25%
Growth rate for medical costs	6.61%	6.35%
Mortality tables	AT 2000 M/F	AT 2000 M/F

The discount rate and growth rate for medical costs are considered to be the most significant actuarial assumptions with a reasonable possibility of fluctuations depending on demographic and economic changes and may significantly change the amount of the post-employment benefit obligation. The sensitivity to changes in these assumptions is shown below:

	Present value of the discounted obligation at the current discount rate	Present value of the obligation by increasing the discount rate by 0.5%	Present value of the obligation by reducing the discount rate by 0.5%
Pension plans	354	341	367
Health plans	268	253	286
Total obligation	**622**	**594**	**653**

	Present value of the obligation at the current growth rate for medical costs	Present value of the obligation by increasing the rate by 1%	Present value of the obligation by reducing the rate by 1%
Pension plans	354	354	354
Health plans	268	305	238
Total obligation	**622**	**659**	**592**

Other employee benefits

Telefónica de España, Telefónica Móviles España and Telefónica Soluciones Individual Suspension Plans

In 2015 Telefónica de España, S.A.U., Telefónica Móviles España, S.A.U. and Telefónica Soluciones de Informática y Comunicaciones de España, S.A.U. signed the first Collective Bargaining Agreement of Related Companies (CEV). This agreement considered elements that included a plan of measures for individual suspension of the employment relationship in 2016 and 2017, applying principles of voluntariness, universality, non-discrimination and social responsibility. In December 2016, the Collective Bargaining Agreement of Related Companies was extended until 2018 by virtue of the provisions thereof. In September 2019 Telefónica España signed the second Collective Agreement of Related Companies that includes, among other aspects, an "Individual Suspension Plan" that is completely voluntary for the year 2019, with the same conditions as the previous one. In 2021, Telefónica España signed a Social Pact for Employment supported by the largest trade unions, which contemplate and Individual Suspension Plan of employment, fully voluntary (see Note 2).

These plans are based on mutual agreement between the company and employees and entail the possibility of voluntarily suspending the employment relationship for an initial three-year period, renewable for consecutive three-year periods until the retirement age. Employees who meet the age and seniority requirements may enter the Individual Suspension Plans (PSI) in the periods opened for these purposes.

At the end of each period, the current value of the forecast payment flows to meet the commitments of these programs (applying certain hypotheses regarding estimated number of accessions and future reintegration ratio) is recognized. At 2022 and 2021 year-ends, this figure was calculated using the biometric table PERM2020 published in the resolution of December 17, 2020 combined with the invalidity table published in the ministerial order of 1977 and a high quality credit market based interest rate.

The provision at December 31, 2022 amounted to 4,150 million euros (5,240 million euros at December 31, 2021).

The discount rate used for these provisions at December 31, 2022 was 3.71% with an average plans length of 3.53 years.

Sensitivity of the valuation

The table below shows the sensitivity of the value of termination, post-employment and other obligations, including the Individual Suspension Plans of Telefónica Group companies in Spain to changes in the discount rate:

-100 b.p.		+100 b.p.	
Impact on value	**Impact on income statement**	**Impact on value**	**Impact on income statement**
(147)	(147)	138	138

A 100 b.p. increase in the discount rate would reduce the value of the liabilities by 138 million euros and have a positive impact on the income statement of 138 million euros before tax. On the other hand, a 100 b.p. decrease in the discount rate would increase the value of the liabilities by 147 million euros and have a negative impact on the income statement of 147 million euros before tax.

The Telefónica Group actively manages this position and has arranged a derivatives portfolio to significantly reduce the impact of changes in the discount rate (see Note 19).

b) Provisions for dismantling of assets

The movement of provision for dismantling of assets in 2022 and 2021 is as follows:

	Millions of euros
Dismantling of assets at December 31, 2020	**677**
Additions	36
Accretion	(39)
Retirements/amount applied	(35)
Transfers	(4)
Business sale	(47)
Translation differences and other	(11)
Dismantling of assets at December 31, 2021	**577**
Additions	141
Accretion	(160)
Retirements/amount applied	(41)
Transfers	16
Translation differences and other	(5)
Dismantling of assets at December 31, 2022	**528**

"Business sale" in 2021 included the second phase of the sale of towers by Telefonica Germany (see Note 2).

The detail by segments of provision for dismantling of assets in 2022 and 2021 is as follows:

Millions of euros	12/31/2022	12/31/2021
Telefónica Spain	18	21
Telefónica Germany	323	396
Telefónica Brazil	71	60
Telefónica Hispam	116	100
Total	**528**	**577**

c) Other provisions

The movement in “Other provisions” in 2022 and 2021 is as follows:

	Millions of euros
Other provisions at December 31, 2020	**1,894**
Additions and accretion	795
Retirements/amount applied	(600)
Transfers	45
Translation differences and other	(6)
Other provisions at December 31, 2021	**2,128**
Additions and accretion	856
Retirements/amount applied	(646)
Business combinations	226
Transfers	(7)
Translation differences and other	73
Other provisions at December 31, 2022	**2,630**

"Business combinations" in 2022 mainly correspond to provisions related to the acquisition of mobiles assets of Oi (see Note 5).

The Group is exposed to risks of claims and litigation, mainly relating to tax and regulatory proceedings, and labor and civil claims.

Given the nature of the risks covered by these provisions, no reliable schedule of potential payments, if any, can be determined.

Telefónica Brazil

Telefônica Brasil, S.A. and its subsidiaries are party to administrative and judicial proceedings and labor, tax and civil claims filed in different courts. The Telefónica Group management based on the opinion of its legal counsel, recognized provisions for proceedings for which an unfavorable outcome is considered likely.

The balance of these provisions at December 31, 2022 and December 31, 2021 is shown in the following table:

Millions of euros	12/31/2022	12/31/2021
Tax proceedings	446	340
Regulatory proceedings	336	314
Labor claims	97	77
Civil proceedings	214	148
Amounts to be refunded to customers	108	—
Provision for fines for canceling lease agreements	99	—
Total	**1,300**	**879**

Additionally, Telefónica Brazil recognized contingent liabilities according to IFRS 3 generated on acquisition of the controlling interest of Vivo Participaçoes in 2011, GVT in 2015 and the mobile assets of Oi in 2022 (see Note 5). These contingent liabilities amounted to 176 million euros at December 31, 2022 (77 million euros at December 31, 2021).

In 2022, Complementary Law No. 194 was enacted in Brasil, leading to a reduction in the tax rate ICMS on communications services and the respective refund of these amounts to customers. The provision in Telefónica Brasil at December 31, 2022 amounted to 108 million euros.

"Provision for fines for canceling lease agreements" relates to the acquisition of Garliava, resulting from the sale or shutdown of sites (see Note 5).

The detail of provisions for tax proceedings by nature of risk is as follows:

Millions of euros	12/31/2022	12/31/2021
Federal taxes	140	118
State taxes	200	133
Municipal taxes	8	6
FUST	98	83
Total	**446**	**340**

The breakdown of changes in provisions for tax proceedings in 2022 and 2021 is as follows:

	Millions of euros
Balance at 12/31/2020	**282**
Movements with a counterparty in the income statement	44
Write-offs due to payment	(19)
Monetary updating	29
Translation differences	4
Balance at 12/31/2021	**340**
Movements with a counterparty in the income statement	31
Write-offs due to payment	(6)
Monetary updating	37
Translation differences	44
Balance at 12/31/2022	**446**

Group management and legal counsel understand that losses are possible from tax contingencies in federal, state, municipal and other taxes for an aggregated amount of 33,473 million Brazilian reals (6,009 million euros) as of December 31, 2022 (30,249 million Brazilian reals, 4,786 million euros as of December 31, 2021). The possible contingencies from the main income tax proceedings (federal tax) are described in Note 25.

Noteworthy state tax-related contingencies include the "ICMS" tax (see Note 25). Moreover, Telefónica Brazil presently has different open proceedings regarding the Fundo de Universalização de Serviços de Telecomunicações (FUST, refer to Note 29).

With regard to regulatory proceedings, Telefónica Brazil is party to administrative proceedings against Agencia Nacional de Telecomunicações (ANATEL) based on an alleged failure to meet sector regulations and judicial proceedings to contest sanctions applied by ANATEL at the administrative level. Consolidated provisions totaled 1,869 million Brazilian reals (336 million euros) at December 31, 2022 (1,986 million Brazilian reals, 314 million euros at December 31, 2021). In addition, Group management and legal counsel understand that losses are possible from regulatory contingencies amounting to 5,845 million Brazilian reals (1,049 million euros) at December 31, 2022 (4,545 million Brazilian reals, 719 million euros at December 31, 2021), including the sanction for breaches of the Fixed Telephony Regulation (see Note 29.a).

In addition, Group management and legal counsel understand that losses are possible from civil proceedings, amounting to 391 million euros at December 31, 2022 (335 million euros at December 31, 2021).

In some situations, in connection with a legal requirement or presentation of guarantees, judicial deposits are made to secure the continuance of the claims under discussion. The judicial deposits by nature of risk at December 31, 2022 and December 31, 2021 are as follows:

Millions of euros	12/31/2022	12/31/2021
Tax proceedings	280	238
Labor claims	21	29
Civil proceedings	248	132
Regulatory proceedings	54	45
Garnishments	4	4
Total	**607**	**448**
Current (see Note 15)	106	17
Non-current (see Note 12)	501	431

Note 25. Tax matters

Pursuant to a Ministerial Order dated December 27, 1989, Telefónica, S.A. files consolidated tax returns in Spain for certain Group companies. The consolidated tax group comprised 47 companies at December 31, 2022 (45 companies at December 31, 2021).

This tax consolidation regime applies indefinitely providing the companies continue to meet the requirements set down in prevailing legislation, and that application of the regime is not expressly waived.

Group companies which are resident in Spain and which are not part of this consolidation regime and non-resident companies file individual or aggregated tax returns under the tax law applicable in each country.

Deferred taxes movement

The movements in deferred taxes in the Telefónica Group in 2022 and 2021 are as follows:

Millions of euros	Deferred tax assets	Deferred tax liabilities
Balance at December 31, 2021	**5,616**	**2,602**
Additions	1,080	685
Disposals	(1,877)	(400)
Transfers	21	(30)
Translation differences and hyperinflation adjustments	42	184
Company movements and others	2	26
Balance at December 31, 2022	**4,884**	**3,067**

Millions of euros	Deferred tax assets	Deferred tax liabilities
Balance at December 31, 2020	**6,416**	**2,620**
Additions	952	499
Disposals	(1,697)	(472)
Transfers	2	(60)
Translation differences and hyperinflation adjustments	(36)	42
Company movements and others	(21)	(27)
Balance at December 31, 2021	**5,616**	**2,602**

The Group assesses the recoverability of deferred tax assets based on the future activities carried out by the different companies, on tax regulations in the different countries in which these companies operate, and on the strategic decisions affecting the companies.

Main changes registered in 2022

In July 2022, Telefónica was notified of the Supreme Court's ruling rejecting the appeal filed by the State Attorney's Office against the Supreme Court's ruling of October 29, 2021, which had upheld the criteria for the use of tax losses and deductions maintained by Telefónica in relation to the settlement agreements arising from the corporate income tax audit for those years (see Inspections of the tax group in Spain in this note). On October 24, 2022, the Supreme Court's ruling was enforced, ordering the refund to Telefónica of 790 million euros for taxes paid in those years, as well as 526 million euros in late-payment interest (see "Breakdown of financial result" in Note 19). As a result of the new assessments made, in 2022 tax credits of Telefónica, S.A.'s tax group that had been capitalized at December 31, 2021, amounting to 512 million euros for tax loss carryforwards and 278 million euros for tax credits, were derecognized. Also, in relation to the above, an addition of deferred tax assets of the tax group was recorded, with a balancing entry in the income tax of the consolidated income statement of tax loss carryforwards in the amount of 58 million euros and a derecognition of tax credits for deductions in the amount of 16 million euros.

In December 2022, the consortium formed by CAA and Vauban (see Note 2) acquired 45% of Bluevia Fibra, S.L. (Bluevia) for an amount of 1,021 million euros in cash. The transaction has not had any impact on the consolidated income statement as it is a change in the percentage of

ownership that has not resulted in a loss of control. In the context of this transaction, Bluevia acquired from Telefónica de España a number of assets constituting the business object of Bluevia (see Note 29.c) at their fair value at the transaction date, which was higher than the pre-existing net book value, generating an accounting gain at the headquarters of Telefónica de España which, as Bluevia is outside the consolidation perimeter of the tax group of Telefónica, S.A., forms part of the taxable income of the aforementioned tax group. However, from an accounting point of view, this difference in value is not reflected in the consolidated accounts as it is a transaction between companies of the same Group. The difference between the tax value of these assets in Bluevia and their book value in the Group's consolidated accounts has generated an asset for deductible temporary differences amounting to 548 million euros, recorded as additions in the table above.

As of December 31, 2022, the estimated recoverability of the deferred tax assets of the companies that continue to form part of the tax group after the exit of Bluevia has been assessed. As a result of this analysis, a reversal of deferred tax assets for tax loss carryforwards amounting to 85 million euros and 112 million euros of deductions has been recorded.

In 2022 there were additions of deferred tax assets for 10 million euros as a result of the provisions recognized during the year in relation to the various workforce restructuring plans and other obligations with employees of the companies include in the group in Spain (see Note 24). Likewise, disposals of deferred tax assets in 2022 included the impact of the materialization of these provisions and its financial update, amounting to 319 million euros.

Telefónica Germany recognized tax credits for loss carryforwards generated in previous years amounting to 76 million euros and applied tax loss carryforwards amounting to 46 million euros in 2022. Furthermore, Telefónica Germany recognized deferred tax liabilities disposals amounting to 42 million euros.

The additions of deferred tax assets included tax credits recognized for 76 million euros by the German company Group 3G UMTS Holding GmbH. Furthermore, this company applied tax loss carryforwards in 2022 amounting to 76 million euros.

Telefónica Brazil recognized deferred tax assets amounting to 78 million euros and applied tax loss carryforwards amounting 86 million euros in 2022. In addition Telefónica Brazil, recognized deferred tax liabilities amounting to 59 million euros and disposals amounting to 212 million euros.

Telefónica Colombia recognized deferred tax assets amounting to 26 million euros and applied tax loss carryforwards amounting 119 million euros in 2022.

Furthermore, recognized deferred tax liabilities amounting to 22 million euros.

The movements relating to deferred taxes recognized directly in equity in 2022 amounted to 238 million euros of additions (net position of higher deferred tax liabilities) and 44 million euros of disposals (net position of higher deferred tax liabilities).

Likewise, the amount of recognized deferred tax liabilities associated with investments in subsidiaries amounted to 319 million euros as of December 31, 2022 (220 million euros as of December 31, 2021). The amount of unrecognized deferred tax liabilities associated with investments in subsidiaries amounted to 234 million euros as of December 31, 2022 (256 million euros as of December 31, 2021).

Main changes registered in 2021

Following the recoverability analysis of the Tax Group's deferred tax assets in Spain as of December 31, 2021, a reversal of deferred tax assets for tax loss carryforwards and deductions was recorded, with a balancing entry in income tax, amounting to 294 million euros (69 million euros of tax loss carryforwards and 225 million euros of deductions).

In addition in 2021, the company completed the tax audit procedure for the years 2014 to 2017, which involved the consumption of deferred tax assets amounting to 199 million euros of tax loss carryforwards and 193 million euros of deductions.

In addition to this, deferred tax liabilities and the associated deferred tax asset of 143 million euros was derecognized, after the state aid recuperation procedure corresponding to the years 2005 to 2018 goodwill tax amortization (see Tax deductibility of financial goodwill in Spain, later in this note).

In 2021 there were additions of deferred tax assets for 348 million euros as a result of the provisions recognized during the year in relation to the various workforce restructuring plans and other obligations with employees of the companies included in the group in Spain (see Note 24). Likewise, disposals of deferred tax assets in 2021 included the impact of the materialization of these provisions, amounting to 240 million euros.

Telefónica Brazil recognized deferred tax assets amounting to 221 million euros, mainly as a consequence of the Federal Supreme Court ruling of September 24, 2021, recognizing the unconstitutionality of the taxation in the Corporate Income Tax of interest received on taxes unduly paid in previous periods. In addition, recognized deferred tax liabilities amounting to 179 million euros mainly related to the tax amortization of goodwill.

Telefónica Germany recognized tax credits for loss carryforwards generated in previous years amounting to 77 million euros and applied tax loss carryforwards amounting to 118 million euros in 2021. Furthermore,

Telefónica Germany recognized deferred tax liabilities disposals amounting to 110 million euros.

The additions of deferred tax assets included tax credits recognized for 72 million euros by the German company Group 3G UMTS Holding GmbH. Furthermore, this company applied tax loss carryforwards in 2021 amounting to 66 million euros.

In September 2021, the Social Investment Law (Law 2155 of 2021) was approved in Colombia, which establishes that as of 2022, the general income tax rate for legal entities is 35%. As a result of this amendment, the company recorded deferred tax assets additions of 71 million euros in 2021.

The movements relating to deferred taxes recognized directly in equity in 2021 amounted to 27 million euros of additions (net position of higher deferred tax liabilities) and 196 million euros of disposals (net position of higher deferred tax assets).

Expected realization of deferred tax assets and liabilities

The estimated realization of deferred tax assets and liabilities recognized in the consolidated statement of financial position in 2022 is as follows:

Millions of euros

12/31/2022	Total	Less than 1 year	More than 1 year
Deferred tax assets	4,884	749	4,135
Deferred tax liabilities	3,067	296	2,771

Deferred tax assets less than one year mainly come from the Tax Group in Spain (458 million euros at December 31, 2022).

Deferred tax assets

Deferred tax assets in the accompanying consolidated statements of financial position include the tax loss carryforwards, unused tax credits recognized and deductible temporary differences recognized at the end of the reporting period.

Millions of euros	12/31/2022	12/31/2021
Tax credits for loss carryforwards	2,011	2,639
Unused tax deductions	565	903
Deferred tax assets for temporary differences	2,308	2,074
Total deferred tax assets	**4,884**	**5,616**

Tax credits for loss carryforwards

The movements in Tax credits for loss carryforwards in the Telefónica Group in 2022 and 2021 are as follows:

Location of the company (Millions of euros)	Balance at 12/31/2021	Additions	Reversals	Perimeter changes	Translation differences and other	Balance at 12/31/2022
Spain	999	58	(600)	—	—	457
Germany	778	153	(122)	1	—	810
Latin America	861	64	(216)	—	32	741
Other	1	3	(1)	—	—	3
Total tax credits for loss carryforwards	**2,639**	**278**	**(939)**	**1**	**32**	**2,011**

Location of the company (Millions of euros)	Balance at 12/31/2020	Additions	Reversals	Perimeter changes	Translation differences and other	Balance at 12/31/2021
Spain	1,283	—	(283)	—	(1)	999
Germany	813	150	(184)	—	(1)	778
Latin America	645	285	(41)	—	(28)	861
Other	—	—	—	2	(1)	1
Total tax credits for loss carryforwards	**2,741**	**435**	**(508)**	**2**	**(31)**	**2,639**

The Spanish tax group considers that unused tax loss carryforwards in Spain, taking into account tax litigation in which the group is involved, amount to 3,825 million euros at December 31, 2022:

Millions of euros	Total	Less than 1 year	More than 1 year
Tax loss carryforwards generated in the tax group	1,755	—	1,755
Tax loss carryforwards generated before consolidation in the tax group	2,070	143	1,927

Total tax credits for loss carryforwards in Spain in the statement of financial position at December 31, 2022 amounted to 457 million euros (999 million euros at December 31, 2021). Total unrecognized tax credits for loss carryforwards of the Spanish tax group amounted to 498 million euros. These tax credits do not expire.

The Group companies in Germany have recognized 810 million euros of tax credits for loss carryforwards at December 31, 2022. Total unrecognized tax credits for loss carryforwards of these companies amount to 5,452 million euros. These tax credits do not expire.

Recognized tax credits in the consolidated statement of financial position arising from the Latin American subsidiaries at December 31, 2022 amounted to 741 million euros. Total unrecognized tax credits for tax loss carryforwards in Latin America amounted to 683 million euros.

Deductions

The Group has recognized 565 million euros of tax credits from deductions at December 31, 2022, in Spain (903 milllon euros in 2021), generated primarily from export activity, R+D+i, double taxation and donations to non-profit organizations.

Temporary differences

The sources of deferred tax assets and liabilities from temporary differences recognized at December 31, 2022 and 2021 are as follows:

Millions of euros	12/31/2022	12/31/2021
Goodwill and intangible assets	828	244
Property, plant and equipment	473	350
Personnel commitments	1,278	1,577
Provisions	935	817
Inventories and receivables	324	308
Rights of use	51	59
Lease liabilities	1,049	1,068
Other concepts	267	187
Total deferred tax assets for temporary differences	**5,205**	**4,610**
Deferred tax assets and liabilities offset	(2,897)	(2,536)
Total deferred tax assets for temporary differences registered in the statement of financial position	**2,308**	**2,074**

Millions of euros	12/31/2022	12/31/2021
Goodwill and intangible assets	1,970	1,712
Property, plant and equipment	1,282	1,204
Personnel commitments	12	11
Provisions	447	403
Investments in subsidiaries, associates and other shareholdings	374	278
Inventories and receivables	—	6
Rights of use	1,046	1,093
Other concepts	833	431
Total deferred tax liabilities for temporary differences	**5,964**	**5,138**
Deferred tax assets and liabilities offset	(2,897)	(2,536)
Total deferred tax liabilities for temporary differences registered in the statement of financial position	**3,067**	**2,602**

Deferred tax assets and liabilities are offset if a legally enforceable right exists to offset current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

The heading "Other concepts" includes, among others, the difference between the accounting and tax values created by the value of financial derivatives at year end (see Note 19).

Tax payables and receivables

Current tax payables and receivables at December 31, 2022 and 2021 are as follows:

Millions of euros	Balance at 12/31/2022	Balance at 12/31/2021
Tax payables		
Tax withholdings	96	98
Indirect taxes	390	476
Social security	114	163
Current income taxes payable	957	1,120
Other	363	169
Total	**1,920**	**2,026**

Millions of euros	Balance at 12/31/2022	Balance at 12/31/2021
Tax receivables		
Indirect taxes	569	705
Current income taxes receivable	1,549	1,310
Other	95	105
Total	**2,213**	**2,120**

The heading "Current income taxes receivable" as of December 31, 2022 includes a receivable from Telxius Telecom amounting to 876 million euros (875 as of December 31, 2021) corresponding to the income tax for the 2021 fiscal year, which was mainly generated by the second advance corporation tax paid for 2021 ("minimum instalment payment regime", regulated by RDL 2/2016 of 30 September, which is calculated on the positive result of the consolidated profit and loss account of its tax group whose parent company is Telxius Telecom). The profit obtained on the sale of its tower division subsidiaries, despite being tax exempt (at 95%) from corporate income tax, was nevertheless included in the basis for calculating the instalment payment. This credit was included into consideration for the annual corporate income tax return

for 2021, which was filed in July 2022. The effective recovery of this credit has taken place in January 2023.

On May 13, 2021 the Supreme Court of Brazil concluded the judgment of one of the most important tax disputes in Brazil, related to the exclusion of the ICMS tax (state tax on goods and services) in the PIS/COFINS (Contribuição para Financiamento da Seguridade Social) tax base. in 2021 2,269 million Brazilian reals (equivalent to 356 million euros at the average exchange rate of 2021) have been registered in "Current income taxes receivable". The impact in the consolidated income statement at 2021 amounted to 1,660 million Brazilian reals (261 million euros) reducing "Taxes other than income tax" within "Other expenses" (see Note 26), 573 million Brazilian reals (90 million euros) in "Finance income" (see Note 19) and 36 million Brazilian reals correspond to monetary updating (6 million euros).

Additionally, Telefónica Brazil has another legal proceeding that became final in 2018 for which it partially recognized the credit. The remaining portion of this process, relating to the period from April 1998 to June 2002 was not recognized at that time, as Telefónica Brazil considered it to be a contingent asset and, therefore, did not meet the parameters for its accounting recognition. In August 2022, based on the evolution of more recent decisions handed down by the STF that could impact the process in question, Telefónica Brazil, supported by the opinions of its legal advisors, concluded that the aforementioned process reached the status of net recoverability and therefore would be entitled to the accounting recognition of the remaining portion of the credit. Consequently, in 2022 1,146 million Brazilian reais (212 million euros at the average exchange rate of December, 2022) has been registered in "Current income taxes receivable". The impact in the consolidated income statement at 2022 amounted to 397 million Brazilian reals (73 million euros) reducing "Taxes other than income tax" within "Other expenses" (see Note 26), 749 million Brazilian reals (139 million euros) in "Finance income" (see Note 19) and 67 million Brazilian reals correspond to monetary updating (12 million euros). In 2022 the Company started the offset of said credit.

At December 31, 2022 the credits pending compensation for the refund for the payments of PIS/COFINS amounting to 787 million Brazilian reals, equivalent to 141 million euros at the closing exchange rate of December 31, 2022 (1,579 million Brazilian reais at December 31, 2021, 250 million euros at the closing exchange rate).

Reconciliation of book profit before taxes to taxable income

The reconciliation between book profit before tax and the income tax expense from continuing operations for 2022, 2021 and 2020 is as follows:

Millions of euros	2022	2021	2020
Accounting profit before tax	**2,960**	**12,095**	**2,583**
Tax expense at prevailing statutory rate	797	2,768	532
Permanent differences	(793)	(1,705)	289
Changes in deferred tax charge due to changes in tax rates	1	51	14
(Capitalization)/reversal of tax deduction and tax relief	88	225	(103)
(Capitalization)/reversal of loss carryforwards	197	(307)	(88)
Increase/(decrease) in tax expense arising from temporary differences	43	84	(8)
Other concepts	308	262	(10)
Corporate income tax	**641**	**1,378**	**626**
Breakdown of current/deferred tax expense			
Current tax expense	(218)	831	462
Deferred tax expense	859	547	164
Total Corporate income tax	**641**	**1,378**	**626**

2022

"Permanent differences" in 2022, mainly includes 651 million of income corresponding to the last corporate simplification implemented in Brazil due to the approval in 2021 of a new Telecommunications Law (Law 14.195 of 26 August 2021), the consequent repeal of Decree 2.617/1998, which abolishes the obligation to control a telecommunications company through a Brazilian company.

Likewise, as a result of the closure of the tax inspection of Group 3G UMTS Holding GmbH for several years up to 2015 and once it was confirmed that no adjustment was proposed, the company has reversed the provision that had been recorded for this purpose, with an impact on Corporate income tax of 186 million euros and in Finance income of 69 million euros. This movement has not had any cash effect.

(Capitalization)/reversal of tax deduction and tax relief in 2022 mainly includes the reversal of deferred tax assets for tax credits of the Telefónica, S.A. tax group amounting to 112 million euros, with a balancing entry in deferred tax expense.

(Capitalization)/reversal of loss carryforwards in 2022 mainly includes the effect of unrecorded tax loss carryforwards generated in the year and the reversal of tax loss carryforwards generated in prior years of the Telefónica, S.A. tax group, amounting to 326 million euros and 85 million euros, respectively. On the other hand, the recognition of tax credits for tax loss carryforwards generated in previous years of Telefónica Germany and Group 3G UMTS Holding GmbH are included too in (Capitalization)/reversal of loss carryforwards in 2022, amounting to 152 million euros (see Main changes registered in 2022 above in this note).

Other items in 2022 mainly include an expense of 241 million euros as a result of the provision for tax contingencies recorded during the year by Telefónica del Perú (see Tax litigation at Telefónica del Perú later in this note).

2021

"Permanent differences" in 2021 mainly included the effect of the corporate income tax exemption on capital gains generated on the constitution of VMED O2 UK and on the sale of Telxius' telecommunications tower division (see Note 2). It also included 387 million euros expense for the signing of the Settlement Agreement following the closure of the corporate income tax audit for the years 2014 to 2017 in Spain referred to in the section "Inspections of the tax group in Spain" of this note.

"Changes in deferred tax charge due to changes in tax rates" in 2021 included the impact of the change in the corporate income tax rate in Argentina, United Kingdom and Colombia. In Argentina the Law 27,630 of June 16, 2021 of the Corporation Tax established an increase in the nominal tax rate from 30% to 35% with retroactive effect from January 1st, 2021. In addition, on May 24, 2021 a change in the nominal tax rate from 19% to 25% was substantially enacted in the United Kingdom, which will begin to apply on April 1st, 2023. In September 2021, the so-called Social Investment Law (Law 2155 of 2021) was approved in Colombia, which established that as of 2022, the general income tax rate for legal entities is 35%. As a result of these changes in tax rates, a net deferred tax effect was recorded with a counterpart in Corporate income tax, amounting to 51 million euros.

"(Capitalization)/reversal of loss carryforwards" in 2021 included the recognition of tax credits in Telefónica Germany and Group 3G UMTS amounting to 77 million euros and 72 million euros, respectively, the recognition of tax credits in Brazil amounting to 221 million euros as a result of the decision of the Supreme Federal Court of 24 September 2021 referred to in the section "Main changes registered in 2021" of this note, partially compensated by the reversal of the tax group in Spain amounting to 65 million euros.

"Increase/(decrease) in tax expense arising from temporary differences" in 2021 mainly included the effect of deductible temporary differences not recognized in Telefónica México, amounting to 83 million euros.

The heading "Other concepts" in 2021 included an expense of 97 million euros as a result of the provision for tax contingencies recorded by Telefónica del Perú in the year (see "Tax litigation in Telefónica del Perú" later in this note) and 97 million euros for the taxation of dividend income from Spanish companies.

2020

"Permanent differences" in 2020 included the effect of the non-deductible charge for the impairment losses on goodwill and other assets of Telefónica Argentina (see Note 7).

"(Capitalization)/reversal of loss carryforwards" in 2020 included the recognition of tax credits in Telefónica Germany and Group 3G UMTS amounting to 159 million euros and 24 million euros, respectively, partially compensated by the reversal of the tax group in Spain amounting to 101 million euros.

"Increase/(decrease) in tax expense arising from temporary differences" in 2020 mainly included the recognition of deferred tax assets amounting to 184 million euros corresponding to deductible temporary differences of assets of Telxius Towers Germany, partially compensated by the effect of deductible temporary differences not recognized in Telefónica México, amounting to 152 million euros.

Tax deductibility of financial goodwill in Spain

The tax regulations added article 12.5 to the Spanish Corporate Income Tax Law, which came into force on January 1, 2002. The article regulated the deductibility of tax amortization of financial goodwill (fondo de comercio) arising from the acquisition of non-Spanish companies, which could be amortized over 20 years at 5% per annum.

Following the entry into force of the Laws 9/2011 of August 19, 2011 and 16/2013 of October 29, 2013, the amount of goodwill amortization deductible for tax purposes under article 12.5 for the years 2011 to 2015 was reduced from 5% to 1%. The effect is temporary because the 4% not amortized for five years (20% in total) will be recovered extending the deduction period from the initial 20 years to 25 years.

The Telefónica Group, under this regulation, has been amortizing for tax purposes the financial goodwill from its investments, both direct and indirect, in O2, BellSouth and ColTel (prior to December 21, 2007) and Vivo (acquired in 2010). The positive accumulated effect of the corresponding settlements of corporate income tax from 2004 to the closing of December 31, 2022, was 2,042 million euros.

In relation to this tax incentive, the European Commission (EC) has in recent years commenced three proceedings against the Spanish State, as it deems that this tax benefit could constitute an example of state aid. Although the EC itself acknowledged the validity of the tax incentive for those investors that invested in European companies for operations carried out before December 21, 2007 in the first decision, and before May 21, 2011 for investments in other countries in the second decision, in its third decision issued on October 15, 2014 it calls into question the applicability of the principle of legitimate expectations in the application of the incentive for indirect acquisitions, whatever the date of acquisition may have been.

There are also doubts in the Spanish Courts about the classification of the incentive as a deduction and its maintenance in the case of subsequent transmission.

On October 6, 2021, the Court of Justice of the European Union concluded that the European Commission correctly classified the Spanish tax depreciation scheme of the Fondo de Comercio as State aid incompatible with the internal market for the First and Second Decisions.

With regard to the recognition of legitimate expectations for the First and Second decisions, the Court of Justice of the European Union confirms its applicability.

The proceedings initiated on the Third Decision, suspended until the resolution of the 1st and 2nd Decisions, were reactivated in October 2021, and are still pending first instance judgment.

Notwithstanding the above, the "Tax and Customs Control Unit of the Spanish Tax Authority" (Dependencia de Control Tributario y Aduanero de la Agencia Tributaria), in compliance with the obligation set out in the EC Decision (EU) 2015/314, recovered in March 2019 and February 2021, the amounts that had been deducted in connection with the amortization of goodwill for the indirect acquisition of non-resident companies from 2005 to 2015 and 2016 to 2018 respectively, and has notified in December 2022 the recovery of the relevant amounts for the years 2019 to 2020.The recovery of such amounts is provisional, pending the final rulings on the appeals brought against the three decisions. The amount paid by Telefónica after offsetting outstanding tax credits (tax losses carryforward and deductions) amounted to 12 million euros.

Notwithstanding the fact that Telefónica understands that the principle of legitimate expectations in relation to this tax incentive applies, in relation to tax-amortized goodwill through the purchase of some companies for which the applicability of the legitimate expectations principle is questioned, mainly Vivo, the Group has released in 2021 the provision for the recovered part, 143 million euros, and has decided to continue provisioning the amount of the goodwill amortized for tax purposes, and not recovered by the Administration which amounted to 406 million euros as of December 31, 2022 (343 million euros as of December 31, 2021).

Inspections of the tax group in Spain

In July 2019, new inspection procedure were initiated for several of the companies belonging to Tax Group 24/90, of which Telefónica, S.A. is the dominant company. The concepts and periods that have been audited are: Corporate Income Tax for the years 2014 to 2017 and Value Added Tax, Withholdings Income Tax for the second half of 2015 and from 2016 to 2018.

A Settlement Agreement was signed in October 2021, in which Telefónica manifested its agreement with certain of the tax assessments resulting from the inspection (specifically, with respect to the tax treatment of the exchange differences generated by assets denominated in Venezuelan bolivars), and its disagreement with others (mainly the consideration of exempt income of the "Juros sobre capital propio" since 2015), producing an impact on results (tax expense) of 387 million euros, with a deferred tax asset reduction as detailed in "Main changes registered in 2021" in Note 25 to the Consolidated Financial Statements. However, the tax assessments did not result in a significant cash outflow as the Telefónica Group had tax credits, which substantially offset their impact.

The closing of the inspection procedure took place in January 2022, with the Settlement Agreement being notified, and which the Company challenged in an economic-administrative procedure at the Central Economic-Administrative Court due to the adjustments with which it did not agree, mainly related to the "juros

sobre el capital propio". On 9 December 2022, the Company received a rejection resolution from the Central Economic-Administrative Court, which will be challenged on the National High Court.

In relation to the 2008-2011 inspection procedure, in July 2022 Telefónica was notified of the Supreme Court's decision rejecting the appeal for cassation filed by the State Attorney's Office against the judgment of the Audiencia Nacional (National High Court) of October 29, 2021. This confirmed the criteria used by Telefónica, S.A. for the use of tax losses carryforward and deductions in relation to the liquidation agreements derived from the Corporate Income Tax inspection of those years.

On October 24, 2022, an Agreement for the Execution of the Judgment of the Audiencia Nacional (National High Court) was issued, which orders the refund to Telefónica of an amount of 790 million euros for taxes paid in those years, as well as an amount of 526 million euros as delayed interest. Said amounts were collected on October 28, 2022.

As a consequence of the final outcome of the litigation above mentioned, no additional liabilities were recorded as of December 31, 2022

Tax litigation in Telefónica Brazil

State taxes

The Telefónica Group is involved in a range of tax litigation in Brazil over direct and indirect taxes (including those relating to GVT). This includes a number of appeals relating to ICMS tax (a tax similar to VAT, levied on telecommunications services). There is a dispute with the Brazilian tax authorities over which services should be subject to this tax.

To date the most significant issues have focused on the requirement to collect ICMS on penalties charged to customers for non-compliance, and complementary or additional services to the basic telecommunications services such as value-added services, modem rental, and the application of this tax on the basic fee (assinatura básica). In the case of the latter (assinatura básica), the Supreme Court has established that the tax is only payable in respect of assessments for periods after October 2016.

All related procedures are being contested in all instances (administrative and court proceedings). The aggregate amount of the relevant proceedings, updated to take into account interest, fines and other items, is approximately 21,712 million Brazilian reais as of December 31, 2022 (approximately 3,898 million euros at the exchange rate on that date, see Note 24 to the Consolidated Financial Statements), 19,164 million Brazilian reais as of December 31, 2021 (approximately 3,032 million euros at the exchange rate on that date). Telefónica Brazil has obtained independent expert reports supporting its position, i.e. that the aforesaid services are not subject to ICMS.

Federal taxes

In addition, there are possible contingencies in relation to the income tax federal taxes for the total amount of 29,778 million Brazilian reais as of December 31, 2022 (approximately 5,346 million euros at the exchange rate on that date), 18,078 million Brazilian reais as of December 31, 2021 (approximately 2,860 million euros at the exchange rate on that date), mainly related to the tax amortization in Brazil in the years 2011 to 2020 of the goodwill originated in the acquisitions of Vivo and GVT and their subsequent merger with Telefónica Brasil. These proceedings are at the administrative and judicial stage and no provisions have been made since the potential risk associated with them has been classified as "not probable" and Telefónica Brazil has received independent expert reports that support this view.

There are other probable contingencies in relation to the income tax federal taxes for the total amount of 104 million Brazilian reais as of December 31, 2022 (approximately 19 million euros at the exchange rate on that date), 98 million Brazilian reais as of December 31, 2021 (approximately 16 million euros at the exchange rate on that date). The Company has recognized a provision for this amount.

Tax litigation in Telefónica del Perú

In relation to tax claims in Peru, it should be noted that Telefónica del Perú is party to numerous legal proceedings (contentious administrative proceedings (ACAs) and appeals (amparos)) for tax matters relating to corporate income tax and VAT, mainly for the years 1998 to 2005, the most relevant being those corresponding to the years 1998 to 2001 (relating to corporate income tax, payments in advance, credit balances, associated VAT, interest and applicable penalties).

The evolution of the appeals of the different cases from the period 1998 to 2001 has been uneven and complex over the last few years, but we can highlight the second instance Judgment of 2015, which was partially upheld; the Supreme Court Judgments of 2019; the January 2020 Supreme Court Ruling, annulling the previous rulings of 2000 and 2001 in relation to the provision for doubtful debts; the Constitutional Court Rulings in 2021 in relation to the settlement of late payment interest, partially upheld; and the Supreme Court Rulings of 2021 and 2022 on the credit balance from 1999 used in 2000.

On January 17 and 18, 2023, Telefónica del Perú received notifications of the judgments handed down by the Supreme Court that resolved, in the last instance and unfavorably to the Company (references to the "Company" in this section refer to Telefónica del Perú), the contentious administrative proceedings relating to income tax for the years 1998, 2000 and 2001.

The rulings issued by the Fifth Chamber of Constitutional and Social Transitory of the Supreme Court do not contain any payment mandate to the Company, as the rulings issued in the administrative contentious proceedings were resolved on concepts derived from a pronouncement of the Tax Court. At the end of these proceedings - and any others that may be applicable - the Tax Administration, through an administrative act, will determine the amount of the corresponding payment obligations.

Because there were certain adjustments on which the rulings had been definitive since 2015 (positively for the Company in relation to the deductibility of the rental of public spaces and negatively in the case of the deductibility of certain financial charges), the Company previously recorded a provision with an impact on income tax, the amount of which has been updated periodically and constantly depending on the evolution of the various proceedings and the applicable interest rates.

In addition to the above, in June 2022 a new ruling was received from the Tax Court in relation to the corporate income tax of Telefónica Móviles del Perú for 2000. This ruling was favorable to the Company with respect to the recognition of the tax value of certain network assets and unfavorable with respect to the deductibility of the exchange rate tax.

In relation to all these proceedings, the Group considers that the initial amount claimed by the Peruvian government has been exponentially increased by the accrual of interest generated by the delay, not attributable to the Company, of almost 20 years in processing the lawsuits, meaning that almost 80% of the total amount claimed is due to interest and fines. And all this, despite the fact that in 2021 the Constitutional Court itself ruled in favor of Telefónica del Perú, recognizing that it had been charged interest for delays not attributable to the company.

For this and other reasons, the Group has been in international arbitration before ICSID since March 2021 for various conducts of the Peruvian State in violation of the Agreement for the Promotion and Reciprocal Protection of Investments between Spain and Peru (see Note 29.a).

The Company has recorded the necessary provisions for the contingencies considered probable, leaving as possible contingencies an amount of 560 million Peruvian soles at December 31, 2022 (approximately 138 million euros).

As of December 31, 2022, the total amount of tax contingencies related to Telefónica del Perú that the Group has recognized in its consolidated financial statements, including as the most relevant amount that related to the aforementioned judgements and rulings received since 2015, plus accrued interest and other above-mentioned impacts, amounts to 3,849 million Peruvian soles which is equivalent to 945 million euros at the exchange rate of December 31, 2022.

Years open for inspection in the Group companies

The years open for review by the tax inspection authorities for the main applicable taxes vary from one consolidated company to another, based on each country's tax legislation, taking into account their respective statute of limitations periods. In Spain the taxes from 2018 onwards are open to inspection.

In the other countries in which the Telefónica Group has a significant presence, the years open for inspection by the relevant authorities are generally as follows:

- The last eleven years in Germany.
- The last eight years in the United Kingdom.
- The last seven years in Argentina.
- The last six years in Venezuela
- The last five years in Brazil, Mexico, Colombia, Uruguay and the Netherlands.
- The last four years in Peru.
- The last three years in Chile, Ecuador and the United States.

The tax inspection of the open years is not expected to give rise to additional material liabilities for the Group.

Note 26. Revenue and expenses

Revenues

The breakdown of Revenues for the years 2022, 2021 and 2020 is as follows:

Millions of euros	2022	2021	2020
Rendering of services	34,854	34,117	37,394
Sales	5,139	5,160	5,682
Total	**39,993**	**39,277**	**43,076**

Sales mainly include the sale of mobile terminals.

Other income

The breakdown of "Other income" is as follows:

Millions of euros	2022	2021	2020
Own work capitalized	783	771	873
Gain on disposal of businesses	205	11,008	67
Gain on disposal of property, plant and equipment	582	478	270
Gain on disposal of intangible assets	1	7	6
Government grants	16	13	17
Other operating income	478	396	354
Total	**2,065**	**12,673**	**1,587**

"Gain on disposal of businesses" in 2022 mainly includes the gain from the sale of fiber optics assets of Colombia Telecomunicaciones, amounting to 162 million euros.and the gain from the establishment of the joint company for the deployment of fiber in the United Kingdom amounting to 20 million euros (see Note 10).

"Gain on disposal of businesses in 2021 mainly included the gain from the sale of the towers division of Telxius (6,099 million euros, see Note 2), the gain generated in the constitution of the joint venture VMO2 (4,460 million euros, see Note 2), the gain from the sale of 60% of the shares of InfraCo, SpA (274 million euros, see Note 2) and the gain from the sale of Telefónica de Costa Rica (136 million euros, see Note 2).

"Gains on disposal of companies" in 2020 included the impact of the initial registration of Telefónica's joint venture with Allianz for the deployment of fiber (FTTH) in Germany (see Note 29.c).

"Gain on disposal of property, plant and equipment" includes the gains on sale and leaseback transactions, which amounted to 381 million euros, 263 million euros and 79 million euros in 2022, 2021 and 2020, respectively (Note 20).

Other expenses

The breakdown of "Other expenses" is as follows:

Millions of euros	2022	2021	2020
Leases included in "Other expenses"(1)	86	80	89
Other external services	8,731	8,604	9,617
Taxes other than income tax	834	703	902
Change in trade provisions	693	660	860
Losses on disposal of fixed assets and changes in provisions for fixed assets	124	51	416
Goodwill impairment (Note 7)	—	416	519
Other operating expenses	273	462	468
Total	**10,741**	**10,976**	**12,871**

(1) Following the adoption of IFRS 16 (Leases) in 2019, only included short-term leases and leases of low-value or intangible assets (see Notes 9).

"Losses on disposal of fixed assets and changes in provisions for fixed assets" in 2022 includes impairment losses of intangible assets and property, plant and equipment of Telefónica Argentina, for a total amount of 77 million euros (see Notes 6 and 8).

"Losses on disposal of fixed assets and changes in provisions for fixed assets" in 2020 includes impairment losses of intangible assets and property, plant and equipment of Telefónica Argentina, for a total amount of 375 million euros.

"Taxes other than income tax" includes the outstanding credits related to the court decisions in favor of Telefónica Brasil which recognized the right to deduct the ICMS from the calculation base of the PIS and COFINS. The impact was 73 million euros reducing "Taxes other than income tax" in 2022 (261 million euros and 75 million euros in 2021 and 2020, respectively, see note 25).

Purchases and other contractual commitments

The estimated payment schedule for purchases and other contractual commitments (non-cancelable without penalty cost) is as follows:

Millions of euros	Purchases and other contractual commitments
Less than 1 year	3,991
1 to 3 years	4,269
3 to 5 years	2,281
More than 5 years	1,744
Total	**12,285**

The purchases and other contractual commitments in the table above include 850 million euros corresponding to power purchase agreements (PPAs), mainly from Telefónica Spain for the period from 2023 to 2031 and Telefónica Germany from 2025 to 2035 (see Note 29.d). The Group uses these contracts to purchase energy from sustainable sources, such as wind and solar, at generally fixed prices (see Note 3.l).

Commitments for short-term leases and low value leases amounted to 33 million euros as of December 31, 2022. In addition, lease collection commitments amounted to 8 million euros as of December 31, 2022.

Headcount

The table below presents the breakdown of the Telefónica Group's average number of employees by fully consolidated segment (see Note 4) in 2022, 2021 and 2020, together with total headcount at December 31 each year.

	2022		2021		2020	
	Average	Year-end	Average	Year-end	Average	Year-end
Telefónica Spain	21,099	20,947	22,872	22,976	22,992	22,978
Telefónica United Kingdom	—	—	2,884	—	6,501	6,318
Telefónica Germany	7,029	7,099	7,375	7,056	7,770	7,701
Telefónica Brazil	34,275	34,846	33,987	34,343	33,938	33,828
Telefónica Hispam	30,232	29,994	31,806	30,717	33,872	33,506
Other companies	9,928	10,765	8,852	9,058	8,109	8,466
Total	**102,563**	**103,651**	**107,776**	**104,150**	**113,182**	**112,797**

At December 31, 2022, approximately 39% of the final headcount are women (approximately 38% at December 31, 2021).

At December 31, 2022, the number of employees with disabilities is 1,482 (1,128 employees at December 31, 2021), of which 314 employees are in Spain (267 employees in 2021).

In 2022, the average number of employees of Telefónica Tech UK & Ireland, Ltd. (acquired on July 29, 2021), Incremental (see Note 5) and BE-terna (see Note 5) amounted to 609, 330 and 954 people, respectively.

Depreciation and amortization

The breakdown of "Depreciation and amortization" on the consolidated income statement is as follows:

Millions of euros	2022	2021	2020
Property, plant and equipment (Note 8)	4,133	4,360	5,022
Intangible assets (Note 6)	2,599	2,388	2,735
Rights of use (Note 9)	2,064	1,649	1,602
Total	**8,796**	**8,397**	**9,359**

Earnings per share

Basic earnings per share amounts are calculated by dividing (a) the profit for the year attributable to equity holders of the parent, adjusted for the net coupon corresponding to the undated deeply subordinated securities (see Note 17.c) by (b) the weighted average number of ordinary shares outstanding during the year.

Diluted earnings per share amounts are calculated by dividing the net profit for the year attributable to ordinary equity holders of the parent, adjusted as described above, by the weighted average number of ordinary shares adjusted as described in the preceding paragraph, plus the weighted average number of ordinary shares that would be issued on the conversion of all the dilutive potential ordinary shares into ordinary shares.

Both basic and diluted earnings per share attributable to equity holders of the parent are calculated based on the following data:

Millions of euros	2022	2021	2020
Profit attributable to ordinary equity holders of the parent company	2,011	8,137	1,582
Adjustment for the coupon corresponding to perpetual subordinated obligations	(279)	(337)	(334)
Tax effect	70	84	84
Total profit attributable to ordinary equity holders of the parent for basic and diluted earnings per share	**1,802**	**7,884**	**1,332**

Number of shares (thousands)	2022	2021 (*)	2020 (*)
Weighted average number of ordinary shares for basic earnings per share (does not include treasury shares)	5,740,105	5,864,070	5,952,695
Telefónica, S.A. plans of rights over shares	23,096	10,098	6,590
Weighted average number of ordinary shares outstanding for diluted earnings per share (excluding treasury shares)	5,763,201	5,874,168	5,959,285

(*) Revised data.

For the purposes of calculating the earnings per share (basic and diluted) attributable to equity holders of the parent, the weighted average number of shares outstanding is retrospectively adjusted for transactions that have changed the number of shares outstanding without a corresponding change in resources, as if such transactions had occurred at the beginning of the earliest period presented. Such is the case of the bonus share issues carried out to meet the scrip dividend (see Note 17.b).

Thus, basic and diluted earnings per share attributable to equity holders of the parent are as follows:

Earnings per share (euros)	2022	2021	2020
Basic	0.31	1.34	0.22
Diluted	0.31	1.34	0.22

Note 27. Share-based payment plans

Long-term incentive plan based on Telefónica, S.A. shares: Performance Share Plan 2018-2022

At the General Shareholders' Meeting held on June 8, 2018, a long-term incentive plan was approved, consisting of the delivery of shares of Telefónica, S.A. aimed at senior executive officers of the Telefónica Group, including the Executive Directors of Telefónica, S.A. The plan consists of the delivery to the participants of a certain number of shares of Telefónica, S.A. based on compliance with the objectives established for each of the cycles into which the plan is divided.

The number of shares to deliver depend (i) 50% on achievement of the total shareholder return ("TSR") objective for shares of Telefónica, S.A. with regard to the TSRs of a comparison group made up of companies of the telecommunication sector, weighted by its relevance for Telefónica, and (ii) 50% on the generation of free cash flow of Telefónica Group ("FCF").

The plan has a duration of five years and is divided into three cycles of three years each. The first cycle commenced in 2018 and finalized on December 31, 2020. The maximum number of shares assigned to this cycle of the plan was 8,466,996, assigned as of January 1, 2018 with a unit fair value of 6.4631 euros per share for FCF objective and 4.516 euros for TSR. As of December 31, 2020 the number of outstanding shares was 7,093,162. Once considered the target fulfillment levels for 2018, 2019, and 2020, a weighted achievement ratio of 50% was reached. Performance assessment was carried out based on the evolution of the stock price and on the audited results of the Company.

Nevertheless, on February 23, 2021, the Chairman & CEO declared in the Nominating, Retribution and Good Governance Committee that he considered appropriate to renounce to this incentive perception as a sign of responsibility with society, customers, shareholders and employees of Telefónica as well as a cautious measure after the economic impacts of the COVID-19 crisis. The COO made the same declaration. The renounce was accepted by the Board of Directors.

The second cycle commenced in 2019 and finalized on December 31, 2021 The maximum number of shares assigned to this cycle of the plan was 9,471,489 with a unit fair value of 6.1436 euros per share for FCF objective and 4.4394 euros for TSR. As of December 31, 2021 the number of outstanding shares was 7,494,896. Once considered the target fulfillment levels for 2019, 2020, and 2021, a weighted achievement ratio of 50% was reached. Performance assessment was carried out based on the evolution of the stock price and on the audited results of the Company.

In 2020 the third and final cycle commenced, which finalized on December 31, 2022. The maximum number of shares assigned to this cycle of the plan was 5,346,508, assigned as of January 1, 2020 with a unit fair value of 3.2136 euros per share for FCF objective and 1.6444 euros for TSR. As of December 31, 2022 the number of outstanding shares was 4,595,621. Once considered the target fulfillment levels for 2020, 2021, and 2022, a weighted achievement ratio of 50% has been reached. Performance assessment has been carried out based on the evolution of the stock price and on the audited results of the Company.

Long-term incentive plan based on Telefónica, S.A. shares: Performance Share Plan 2021-2025

At the General Shareholders' Meeting held on April 23, 2021, a long-term incentive plan was approved, consisting of the delivery of shares of Telefónica, S.A. aimed at senior executive officers of the Telefónica Group, including the Executive Directors of Telefónica, S.A. The plan consists of the delivery to the participants of a certain number of shares of Telefónica, S.A. based on compliance with the objectives established for each of the cycles into which the plan is divided.

The number of shares to deliver depend (i) 50% on achievement of the total shareholder return ("TSR") objective for shares of Telefónica, S.A. with regard to the TSRs of a comparison group made up of companies of the telecommunication sector, weighted by its relevance for Telefónica, (ii) 40% on the generation of free cash flow of Telefónica Group ("FCF"), and (iii) 10% on CO_2 Emission Neutralization, in line with the goal set by the Company.

The plan has a duration of five years and is divided into three cycles of three years each. The first cycle commenced in 2021, with delivery of the respective shares in 2024. The maximum number of shares assigned to this cycle of the plan was 19,425,499 and the outstanding shares at December 31, 2022 was 18,544,534, with the following breakdown:

First cycle	No. of shares assigned	Outstanding shares at 12/31/2022	Unit fair value (euros)
TSR Objective	9,712,750	9,272,267	2.64
FCF Objective	7,770,200	7,417,814	3.15
CO2 E.N. Objective	1,942,550	1,854,453	3.15

The second cycle commenced in 2022, with delivery of the respective shares in 2025. The maximum number of shares assigned to this cycle of the plan was 15,069,650 and the outstanding shares at December 31, 2022 was 14,969,799, with the following breakdown:

Second cycle	No. of shares assigned	Outstanding shares at 12/31/2022	Unit fair value (euros)
TSR Objective	7,534,825	7,484,899	2.43
FCF Objective	6,027,860	5,987,920	2.95
CO2 E.N. Objective	1,506,965	1,496,980	2.95

Long-term incentive plan based on Telefónica, S.A. shares: "Talent for the Future Share Plan 2018-2022" (TFSP)

At its meeting on June 8, 2018, the Telefónica, S.A.'s Board of Directors agreed to launch the long-term incentive plan "Talent for the Future Share Plan".

The term of this plan is five years and it is divided into three cycles. As in the case of the Performance Share Plan 2018-2022 described above, the number of shares to deliver will depend (i) 50% on achievement of the total shareholder return ("TSR") objective for shares of Telefónica, S.A. and (ii) 50% on the generation of free cash flow of the Telefónica Group ("FCF").

The first cycle commenced in 2018 and finalized on December 31, 2020. The maximum number of shares assigned to this cycle of the plan was 787,500, assigned as of January 1, 2018 with a unit fair value of 6.4631 euros per share for FCF objective and 4.516 euros for TSR. As of December 31, 2020 the number of outstanding shares was 691,750. Once considered the target fulfillment levels for 2018, 2019, and 2020, a weighted achievement ratio of 50% was reached. Performance assessment was carried out based on the evolution of the stock price and on the audited results of the Company.

The second cycle commenced in 2019 and finalized on December 31, 2021. The maximum number of shares assigned to this cycle of the plan was 812,000, assigned as of January 1, 2019 with a unit fair value of 6.1436 euros per share for FCF objective and 4.4394 euros for TSR. As of December 31, 2021 the number of outstanding shares was 690,750. Once considered the target fulfillment levels for 2019, 2020, and 2021, a weighted achievement ratio of 50% was reached. Performance assessment was carried out based on the evolution of the stock price and on the audited results of the Company.

In 2020 the third and final cycle commenced, which finalized on December 31, 2022. The maximum number of shares assigned to this cycle of the plan was 897,400, assigned as of January 1, 2020 with a unit fair value of 3.2136 euros per share for FCF objective and 1.6444 euros for TSR. As of December 31, 2022 the number of outstanding shares was 761,600. Once considered the target fulfillment levels for 2020, 2021, and 2022, a weighted achievement ratio of 50% has been reached. Performance assessment has been carried out based on the evolution of the stock price and on the audited results of the Company.

Long-term incentive plan based on Telefónica, S.A. shares: "Talent for the Future Share Plan 2021-2025" (TFSP)

At its meeting on March 17, 2021, the Telefónica, S.A.'s Board of Directors agreed to launch a new installment of the long-term incentive plan "Talent for the Future Share Plan".

The term of this plan is also five years and it is divided into three cycles. As in the case of the Performance Share Plan 2021-2025 described above, the number of shares to deliver will depend (i) 50% on achievement of the total shareholder return ("TSR") objective for shares of Telefónica, S.A. with regard to the TSRs of a comparison group made up of companies of the telecommunication sector, weighted by its relevance for Telefónica, (ii) 40% on the generation of free cash flow of Telefónica Group ("FCF"), and (iii) 10% on CO2 Emission Neutralization, in line with the goal set by the Company.

The first cycle commenced in 2021, with delivery of the respective shares in 2024. The maximum number of shares assigned to this cycle of the plan was 1,751,500 and the outstanding shares at December 31, 2022 was 1,659,500, with the following breakdown:

First cycle	No. of shares assigned	Outstanding shares at 12/31/2022	Unit fair value (euros)
TSR Objective	875,750	829,750	2.64
FCF Objective	700,600	663,800	3.15
CO2 E.N. Objective	175,150	165,950	3.15

The second cycle commenced in 2022, with delivery of the respective shares in 2025. The maximum number of shares assigned to this cycle of the plan was 1,646,500 and the outstanding shares at December 31, 2022 was 1,611,000, with the following breakdown:

Second cycle	No. of shares assigned	Outstanding shares at 12/31/2022	Unit fair value (euros)
TSR Objective	823,250	805,500	2.43
FCF Objective	658,600	644,400	2.95
CO2 E.N. Objective	164,650	161,100	2.95

Incentivized purchases of Telefónica, S.A. shares for employees

The Telefónica, S.A. Ordinary General Shareholders' meeting on April 8, 2022 approved a new voluntary plan for incentivized purchases of shares of Telefónica, S.A. for the employees of the Group. Under this Plan, employees are offered the option to acquire Telefónica, S.A. shares during a twelve-month period, with the company undertaking to deliver a certain number of free shares to participants, subject to certain requirements. The maximum amount that each employee can invest is limited to 1,800 euros. The total number of free shares to be delivered for the whole plan may never exceed 0.38% of the share capital of Telefónica, S.A. at the date of approval of the plan at the General Shareholders' Meeting.

The purchase period commenced in October 2022 and will finalize in September 2023. In March 2024 the vesting period of the plan will end. At December 31, 2022, 27,518 employees had registered for the plan.

Note 28. Cash flow detail

Net cash flow provided by operating activities

The detail of net cash flow provided by operating activities is the following:

Millions of euros	2022	2021	2020
Cash received from operations	**46,925**	**46,415**	**51,353**
Cash paid from operations	**(34,778)**	**(34,379)**	**(36,477)**
Cash paid to suppliers	(29,509)	(29,236)	(31,080)
Cash paid to employees	(4,416)	(4,299)	(4,434)
Payments related to cancellation of commitments	(853)	(844)	(963)
Net payments of interest and other financial expenses net of dividends received	**(292)**	**(1,309)**	**(1,171)**
Net interest and other financial expenses paid	(1,236)	(1,519)	(1,193)
Dividends received	944	210	22
Taxes proceeds/ (payments)	**(92)**	**(459)**	**(509)**
Net cash flow provided by operating activities	**11,763**	**10,268**	**13,196**

In 2022, dividends amounting to 800 million pounds were received from VMED O2 UK Ltd (see Note 10) equivalent to 909 million euros (161 million pounds, equivalent to 187 million euros in 2021).

Net cash flow used in investing activities

The following is a detail of the items comprising the net cash flow used in investing activities.

Millions of euros	2022	2021	2020
Proceeds from the sale in property, plant and equipment and intangible assets	842	564	509
Payments on investments in property, plant and equipment and intangible assets	(6,350)	(6,728)	(7,529)
(Payments on investments)/proceeds from the sale in property, plant and equipment and intangible assets	**(5,508)**	**(6,164)**	**(7,020)**

Payments for non-financed spectrum in 2022 totaled 27 million euros, mainly due to the payment of 11 million euros for Telefónica Móviles Argentina and 8 million euros for Telefónica de España.

Payments for non-financed spectrum in 2021 totaled 999 million euros, mainly due to the payment of 521 million euros for Telefónica United Kingdom, 343 million euros for Telefónica Spain and 131 million euros for Telefónica Chile.

Millions of euros	2022	2021	2020
Constitution of VMO2 [(1)] (Note 2)	(256)	5,872	—
Sale of Telecommunications towers divisions of Telxius (Note 2)	2	7,434	—
Tax associated with the sale of the tower division of Telxius (Note 25)	—	(917)	—
Sale of Telefónica de Costa Rica	(15)	442	—
Sale of InfraCo	—	479	—
Tax associated with the sale of InfraCo	(124)	—	—
Sale of Telefónica Móviles El Salvador	116	—	—
Sale of fiber assets of Colombia Telecomunicaciones	55	—	—
Deferred collection sale of T. Ireland	35	35	—
Tax associated with the sales of operating businesses in Guatemala, Nicaragua and Panama in Telefónica Centroamérica Inversiones, S.L.	—	—	71
Others	72	24	10
(Payments)/proceeds on disposals of companies, net of cash and cash equivalents disposed	**(115)**	**13,369**	**81**
Oi mobile assets acquisition (Note 2)	(986)	—	—
Incremental acquisition (Note 5)	(178)	—	—
BE-terna acquisition (Note 5)	(328)	—	—
Cancom acquisition (Note 5)	—	(374)	—
Capital increase of UGG TopCo (Note 10)	(50)	(27)	—
Others	(86)	(13)	(79)
Payments on investments in companies, net of cash and cash equivalents acquired	**(1,628)**	**(414)**	**(79)**

[(1)] Cash received (see Note 2) less: (i) Cash and cash equivalents of Telefonica UK at the date of its exit from the scope of consolidation, and (ii) payments made in 2021 and 2022 to the O2 UK pension plan and other expenses (see Note 29.c).

Millions of euros	2022	2021	2020
Collateral guarantees on derivatives	2,891	1,897	2,224
Legal deposits	3	125	63
Others	73	141	21
Proceeds on financial investments not included under cash equivalents	**2,967**	**2,163**	**2,308**
Legal deposits	(4)	(7)	—
Collateral guarantees on derivatives	(2,195)	(1,228)	(3,251)
Investment in funds shares of Telefónica Brasil	—	(117)	—
Long-term financial instruments of Pegaso PCS (Note 12)	(260)	—	—
Others	(116)	(122)	(46)
Payments on financial investments not included under cash equivalents	**(2,575)**	**(1,474)**	**(3,297)**
Net proceeds/(payments) for temporary financial investments	**1,532**	**(1,584)**	**217**

Net proceeds/(payments) for temporary financial investments mainly includes placements of treasury surpluses not included in cash equivalents.

Net cash flow used in financing activities

The following is a detail of the items comprising the net cash flow used in financing activities.

Millions of euros	2022	2021	2020
Dividends paid to the shareholders of Telefónica, S.A. (*)	(959)	(617)	(825)
Payments to non-controlling interests of Telefônica Brasil, S.A.	(268)	(198)	(227)
Payments to non-controlling interests of Telefónica Deutschland Holding, A.G.	(161)	(165)	(156)
Payments to non-controlling interests of Telefónica Centroamérica Inversiones, S.L.	—	—	(39)
Payments to non-controlling interests of Telxius for the sale of the telecommunications tower divisions (see Note 17.h)	—	(2,603)	—
Payments to non-controlling interests of Telxius Telecom, S.A.	—	(42)	(44)
Others	(9)	(5)	(5)
Dividends paid (see Note 17)	**(1,397)**	**(3,630)**	**(1,296)**
Share capital increase Pontel and Telxius (see Note 17.h)	—	—	323
Establishment of Bluevia Fibra (see notes 2 and 17.h)	1,021	—	—
Others	1	—	—
Proceeds from share capital increase with minority interests	**1,022**	**—**	**323**
Own shares purchase of Telefónica Brasil	(111)	(78)	—
Shares purchase of Telefónica Deutschland	(48)	(51)	—
Transactions carried out by Telefónica, S.A. (see Note 17)	(365)	(478)	(217)
Telefónica Centroamérica Inversiones, S.L. share premium (ECPN.) refund related to the sale of T. Guatemala, T. Nicaragua and T. Panama	(44)	—	—
Others	13	3	(6)
(Payments)/proceeds of treasury shares and other operations with shareholders and with minority interests	**(555)**	**(604)**	**(223)**
Issuance of undated deeply subordinated securities (Note 17)	750	1,750	500
Acquisition of undated deeply subordinated securities (Note 17)	(750)	(1,750)	(385)
Payment of undated deeply subordinated securities (Note 17)	—	—	(808)
Payment of the coupon related to the issuances of undated deeply subordinated securities issued (see Note 17)	(268)	(354)	(327)
Operations with other equity holders	**(268)**	**(354)**	**(1,020)**

(*) This amount differs from that indicated in Note 17 because of withholding taxes deducted in the payment to certain major shareholders in accordance with current legislation.

Millions of euros	2022	2021	2020
Issued under the EMTN program of Telefónica Emisiones, S.A.U. (see Appendix III)	1,100	—	3,500
Issuance of Telefónica Móviles Chile, S.A.	—	535	—
Issuance of Telefónica Brasil, S.A. (*) (see Appendix III)	628	—	—
Issuance of Colombia Telecomunicaciones S.A, ESP BIC	—	—	408
Others	18	26	103
Proceeds on issue of debentures and bonds, and other debts	**1,746**	**561**	**4,011**
Disposal bilateral loans of Telefónica, S.A. (see Note 18)	150	200	350
Syndicated provision of 750 million euros by Telefónica Germany GmbH	—	750	—
Syndicated provision of Telxius Telecom, S.A. (see Note 18)	100	—	—
Disposal bilateral loan of Telefónica Brasil, S.A. (*) (see Note 18)	199	—	—
Syndicated provision of Bluevia Fibra S.L. (see Note 18)	245	—	—
Settlement of nominal value of gross debt hedging derivatives	89	—	1,119
Disposal bilateral loans and syndicated loan of Colombia Telecomunicaciones, S.A, ESP BIC	—	—	436
Others	56	2,135	2,611
Proceeds on loans, borrowings and promissory notes (see Appendix V)	**839**	**3,085**	**4,516**
Repayments of debentures and bonds, and other debts	**(3,541)**	**(5,847)**	**(6,728)**
Syndicated amortization by Telefónica, S.A.	—	(750)	—
Syndicated amortization by Colombia Telecomunicaciones, S.A. ESP BIC	—	(200)	—
Amortization bilateral loans of Colombia Telecomunicaciones, S.A. ESP BIC (*) (see Note 18)	(117)	—	—
Syndicated amortization by Telxius Telecom, S.A. (see Note 18)	(70)	—	—
Settlement of nominal value of amortized debt hedging derivatives	(715)	(34)	(139)
Others	(2,175)	(3,162)	(2,713)
Repayments of loans, borrowings and promissory notes (see Appendix V)	**(3,077)**	**(4,146)**	**(2,852)**
Lease principal payments (Note 20)	**(1,996)**	**(1,782)**	**(1,787)**
Financed spectrum licenses payments (Note 21)	(549)	(57)	(60)
Payments for investments in spectrum use licenses financed without explicit interest (Notes 2 and 21)	(108)	(108)	(87)
Payments to suppliers with extended payment terms (Note 18)	(41)	(108)	(235)
Financed operating payments and investments in property, plant and equipment and intangible assets payments	**(698)**	**(273)**	**(382)**

(*) Data converted at the exchange rate at the end of each of the corresponding periods. The impact of the exchange rate with respect to the date of the transaction is included in the "Others" line within the same sub-heading.

Note 29. Other information

a) Litigation and arbitration

Telefónica and its Group companies are party to several legal proceedings which are currently in progress in the courts of law and the arbitration bodies of the various countries in which we are present.

Based on the advice of our legal counsel it is reasonable to assume that these legal proceedings will not materially affect the financial condition or solvency of the Telefónica Group.

The contingencies arising from the litigation and commitments described below were evaluated (see Note 3.n) when the consolidated financial statements for the year ended December 31, 2022 were prepared. The provisions recorded in respect of the commitments taken as a whole are not material.

The following unresolved legal proceedings or those underway in 2022 are highlighted (see Note 25 for details of tax-related cases):

Appeal against the decision by Agencia Nacional de Telecomunicações ("ANATEL") regarding the inclusion of interconnection and network usage revenues in the Fundo de Universalização de Serviços de Telecomunicações ("FUST")

Vivo Group operators (currently "Telefónica Brasil"), together with other cellular operators, appealed ANATEL's decision of December 16, 2005, to include interconnection and network usage revenues and expenses in the calculation of the amounts payable into the FUST (Fundo de Universalização de Serviços de Telecomunicações) –a fund which pays for the obligations to provide Universal Service– with retroactive application from 2000. On March 13, 2006, Brasilia Federal Regional Court no. 1 granted a precautionary measure which stopped the application of ANATEL's decision. On March 6, 2007, a ruling in favor of the wireless operators was issued, stating that it was not appropriate to include the revenues received by transfer from other operators in the taxable income for the FUST's calculation and rejecting the retroactive application of ANATEL's decision. On January 26, 2016, ANATEL filed an appeal to overturn this decision with Brasilia Federal Regional Court no. 1, which was also dismissed. On May 10, 2017 ANATEL appealed to the higher courts on the merits of the case.

At the same time, Telefónica Brasil and Telefónica Empresas, S.A., together with other wireline operators through ABRAFIX (Associação Brasileira de Concessionárias de Serviço Telefonico Fixo Comutado) appealed ANATEL's decision of December 16, 2005, also obtaining the precautionary measures requested. On June 21, 2007, Brasilia Federal Regional Court no. 1 ruled that it was not appropriate to include the interconnection and network usage revenues in the FUST's taxable income and rejected the retroactive application of ANATEL's decision. ANATEL filed an appeal to overturn this ruling on April 29, 2008, before Brasilia Federal Regional Court no. 1, which was dismissed on May 10, 2016. ANATEL filed an appeal against this dismissal.

The fixed operators filed an appeal to clarify that revenues obtained through interconnection and dedicated line operation should not be included in the calculation of the amounts payable to the FUST. In addition, the court was also requested to rule on two grounds which had not been analyzed in the initial decision: (i) that the FUST has become obsolete, among other reasons, by the advance of mobile telephony; and (ii) that amounts collected are not applied to the purpose for which the FUST was created, since only a very low percentage of the revenues collected by the FUST is used to finance fixed telephony. Although the petition for clarification was dismissed on August 23, 2016, the court noted that the FUST should not be funded with revenues from interconnection and dedicated line operation. ABRAFIX appealed to the higher courts on these two elements that had not been analyzed. ANATEL appealed all the holdings of the ruling to the higher courts.

The amount of the claim is quantified at 1% of the interconnection revenues.

Appeal against the Decision of the European Commission dated January 23, 2013, to sanction Telefónica for the infringement of Article 101 of the Treaty on the functioning of the European Union

On January 19, 2011, the European Commission initiated formal proceedings to investigate whether Telefónica, S.A. (Telefónica) and Portugal Telecom SGPS, S.A. (Portugal Telecom) had infringed European Union antitrust laws with respect to a clause contained in the sale and purchase agreement of Portugal Telecom's ownership interest in Brasilcel, N.V., a joint venture in which both companies were venturers and which was the owner of the Brazilian company Vivo.

On January 23, 2013, the European Commission passed a ruling on the formal proceedings. The ruling imposed a fine on Telefónica in the amount of 67 million euros, as the European Commission ruled that Telefónica and Portugal Telecom committed an infraction of Article 101 of the Treaty on the Functioning of the European Union for having entered into the agreement set forth in Clause Nine of the sale and purchase agreement of Portugal Telecom's ownership interest of Brasilcel, N.V.

On April 9, 2013, Telefónica filed an appeal for annulment of this ruling with the European Union General Court. On August 6, 2013, the European Union General Court notified Telefónica of the response issued by the European Commission, in which the European Commission reaffirmed the main arguments of its ruling and, specifically, that Clause Nine includes a competition restriction. On September 30, 2013, Telefónica filed its reply. On December 18, 2013, the European Commission filed its appeal.

A hearing was held on May 19, 2015, at the European Union General Court.

On June 28, 2016, the European Union General Court ruled. Although it declared the existence of an infringement of competition law, it annulled Article 2 of the contested Decision and required the European Commission to reassess the amount of the fine imposed. The General Court considered that the European Commission has not neutralized the allegations and evidences provided by Telefónica on services in which there was not potential competition or were outside the scope of Clause Nine.

Telefónica understands that there are grounds for believing that the ruling does not suit at law; consequently, it filed an appeal to the Court of Justice of the European Union, on September 11, 2016.

On November 23, 2016, the European Commission filed its response against the Telefónica's appeal. On January 30, 2017, Telefónica filed its response. On March 9, 2017, the European Commission filed its rejoinder.

On December 13, 2017, the General Court dismissed the appeal filed by Telefónica. The European Commission, which was urged to recalculate the amount of the fine in the judgment of the General Court of June 2016, issued a resolution on January 25, 2022, imposing a fine of 67million euros on Telefónica. In April 2022, Telefónica paid the fine of 67 million euros imposed, bringing the procedure to an end.

Decision by the High Court regarding the acquisition by Telefónica of shares in Český Telecom by way of a tender offer

Venten Management Limited ("Venten") and Lexburg Enterprises Limited ("Lexburg") were non-controlling shareholders of Český Telecom. In September 2005, both companies sold their shares to Telefónica in a mandatory tender offer. Subsequently, Venten and Lexburg, in 2006 and 2009, respectively, filed actions against Telefónica claiming a higher price than the price for which they sold their shares in the mandatory tender offer.

On August 5, 2016, the hearing before the High Court in Prague took place in order to decide the appeal against the second decision of the Municipal Court, which had been favorable to Telefónica's position (as was also the case with the first decision of the Municipal Court). At the end of the hearing, the High Court announced the Second Appellate Decision by which it reversed the second decision of the Municipal Court and ordered Telefónica to pay 644 million Czech korunas (approximately 23 million euros) to Venten and 227 million Czech korunas (approximately 8 million euros) to Lexburg, in each case plus interest.

On December 28, 2016, the decision was notified to Telefónica. Telefónica filed an extraordinary appeal, requesting the suspension of the effects of the decision.

In March 2017, Telefónica was notified of the decision of the Supreme Court, which ordered the suspension of the effects of the unfavorable decision to Telefónica issued by the High Court.

Venten and Lexburg filed with the Supreme Court a motion to partially abolish the suspension of enforceability of the Decision of the High Court in Prague. On January 17, 2018, Telefónica filed its response seeking dismissal of such motion for lack of legal basis.

On February 14, 2019, notification was given to Telefónica of the resolution of the Supreme Court which, based on the extraordinary appeal filed by Telefónica, abolished the decision of the High Court in Prague dated August 5, 2016 and remanded the case back to the High Court.

In December 2021, the High Court of Prague confirmed its appointment of an expert in order to produce a new expert report to assess the reliability of market-based price criteria used in the mandatory tender offer and further technical issues discussed in this litigation, including a new discounted cashflow valuation of the shares of Český Telecom in 2005.

Appeal against the resolution of ANATEL to sanction Telefónica Brasil for breaches of the Fixed Telephony Regulation

In May 2018, Telefónica filed a judicial action for annulment against a resolution issued by ANATEL (the National Telecommunications Agency of Brazil) in March 2018 concluding the administrative process for determination of non-compliance with obligations (Processo Administrativo para Apuração de Descumprimento de Obrigações or "PADO") investigating alleged infractions of the Fixed Telephony Regulation by Telefónica Brasil.

This PADO investigation had been suspended during the negotiations of the conduct adjustment term (Termo de

Ajustamento de Conduta or "TAC") between Telefónica and ANATEL relating to this and certain other PADO investigations. Since the negotiations concluded without agreement, the suspended PADO sanctioning procedures were reactivated and finalized.

In its resolution of March 2018, ANATEL considered that Telefónica Brasil committed several infractions, specifically those related to the inadequate notice of suspension of services to defaulting users, the terms of reactivation of services after payment of outstanding amounts by defaulting users and the disagreement with the terms of refunds claimed by users of the services.

The fine imposed by ANATEL and appealed by Telefónica Brasil is approximately 211 million Brazilian reals (approximately 38 million euros), which amounted to approximately 575 million Brazilian reals after currency value updates and accrued interest as of December 31, 2022 (approximately 103 million euros).

Telefónica Brasil has appealed the fine imposed by ANATEL based, fundamentally, on the following arguments: (i) ANATEL should have considered a smaller universe of users to determine the fine and (ii) the calculation of the fine is disproportionate and based on insufficient grounds.

Telefónica Brasil has not yet paid the fine, although Telefónica Brasil has guaranteed its payment through a guarantee insurance submitted to the court.

As of the date of these financial statements, there has been no conciliation and the proceeding is following its normal course.

ICSID Arbitration Telefónica, S.A. vs. Republic of Colombia

In the local arbitration brought by Colombia against Colombia Telecomunicaciones (“ColTel”), on July 25, 2017, the local arbitration tribunal ordered ColTel to pay 470 million euros as economic compensation for the reversion of assets related to voice services in relation to the concession granted between 1994 and 2013.

On August 29, 2017, ColTel’s share capital was increased in order to make the payment ordered by the local arbitral award; Telefónica, S.A. contributed and disbursed an amount equivalent to 67.5% of the award’s amount (317 million euros) and the Colombian Government contributed an amount equivalent to the remaining 32.5% (153 million euros).

On February 1, 2018, Telefónica, S.A. filed a Request for Arbitration against Colombia at the International Centre for Settlement of Investment Disputes ("ICSID"), which was formally registered on February 20, 2018.

The ICSID Court was constituted on February 26, 2019, with José Emilio Nunes Pinto as President, Horacio A. Grigera Naón appointed by Telefónica, S.A., and Yves Derains appointed by Colombia.

Colombia filed Preliminary Objections on Jurisdiction on August 5, 2019. Telefónica, S.A. responded to Colombia’s objections in its Claimant’s Memorial on September 23, 2019, in which it also requested that Colombia pay compensation for damages caused to Telefónica, S.A.

On October 23, 2019, Colombia submitted its Complementary Objections on Jurisdiction as well as a request for Bifurcation, to which Telefónica, S.A. responded on November 29, 2019.

On January 24, 2020, the Court dismissed the request for Bifurcation presented by Colombia, ordering the continuation of the proceeding. A decision on the merits of Telefónica, S.A.’s claim is pending.

On July 3, 2020, Colombia filed its reply to the claim filed by Telefónica before the ICSID.

On November 2, 2020, Telefónica presented its response to Colombia's reply.

After the hearing held in April 2021, on July 27, 2021 the hearing of closing arguments was held, and the parties are awaiting the issuance of the arbitration award.

Telefónica's lawsuit against Millicom International Cellular for default in the sale of Telefónica de Costa Rica

Telefónica, S.A. (Telefónica) and Millicom International Cellular, S.A. (Millicom) reached an agreement on February 20, 2019 for the purchase and sale of the entire capital stock of Telefónica de Costa Rica TC, S.A.

In March 2020, Telefónica informed Millicom that, once the pertinent regulatory authorizations had been obtained and all the other conditions established in the aforementioned agreement for the execution of the sale had been completed, the execution of the contract and the closing of the transaction should be in April 2020.

Millicom expressed its refusal to proceed with the closing, arguing that the competent Costa Rican administrative authorities had not issued the appropriate authorization.

On May 25, 2020, Telefónica filed a lawsuit against Millicom before the New York Supreme Court, considering that Millicom had breached the terms and conditions established in the sale contract, demanding compliance with the provisions of the aforementioned agreement, and compensation for all damages that this unjustified breach could cause to Telefónica.

On June 29, 2020, Millicom filed a Motion to Dismiss, to which Telefónica replied on July 8, 2020.

On August 3, 2020, Telefónica submitted an amendment to the lawsuit, removing the requirement to comply with the provisions of the sale and purchase contract and requesting only compensation for all damages that the unjustified breach of said agreement could cause to Telefónica.

On January 5, 2021, the Motion to Dismiss filed by Millicom in June 2020 was dismissed by the New York Supreme Court.

ICSID Arbitration Telefónica, S.A. vs. Republic of Peru

On February 5, 2021, Telefónica filed a request for arbitration against the Republic of Peru at the ICSID, which was formally registered on March 12, 2021.

Telefónica bases its claims on the Agreement for the Promotion and Reciprocal Protection of Investments between the Kingdom of Spain and the Republic of Peru ("APRPI") signed on November 17, 1994. Telefónica argues that the Peruvian tax administration (called Superintendencia Nacional de Aduanas y de Administración Tributaria, known as "SUNAT") and other state bodies have failed to comply with the obligations established in the APRPI, including by adopting arbitrary and discriminatory actions.

It is requested that the defendant be ordered to fully compensate Telefónica for all damages suffered.

Once the Tribunal was constituted, on February 9, 2023, Telefónica filed a request for urgent injunctive relief together with a request for injunctive relief, requesting the suspension of the administrative litigation (acción contencioso-administrativa or ACA) related to the income tax for the years 1998, 2000 and 2001, as well as the extension of the deadline for submission by Telefónica of the memorial or claim. Following response of Peru, on February 16, 2023, the Tribunal ruled to dismiss Telefónica's request for urgent injunctive relief, to establish the procedural calendar to process the request for injunctive relief and to grant Telefonica two additional weeks to file the memorial or claim.

Appeal against the ANATEL resolution on the calculation of amounts for the renewal of radio frequencies in Brazil associated with the provision of the personal mobile services (filed in 2013)

In 2013, Telefónica Brasil filed a lawsuit against the resolution of ANATEL which sets forth the calculation of the amount to be paid by Telefónica Brasil for the renewal of radio frequencies associated with the provision of personal mobile services (which has been granted to Telefónica Brasil for a period of fifteen years).

According to ANATEL the renewals, which must be carried out every two years, should be accompanied by a payment equivalent to 2% of all income derived from the provision of personal mobile services, while Telefónica Brasil believes that the calculation must be made with respect to the income derived from voice services only, which would exclude data services and interconnection revenues.

In February 2020, Telefónica Brasil filed an appeal before the Regional Federal Court of Brasilia after obtaining an unfavorable ruling in the Court of First Instance, which considered that the criteria defended by ANATEL was the one to be followed.

As of December 31, 2022, the amount under litigation was 774 million Brazilian reais (139 million euros based on the exchange rate of such date), resulting from the method of calculation of ANATEL that has been appealed.

Appeal against the ANATEL resolution on the calculation of amounts for the renewal of radio frequencies in Brazil associated with the provision of the personal mobile services (filed in 2015)

In 2015, Telefónica Brasil filed a lawsuit against the resolution of ANATEL which sets forth the calculation of the amount to be paid by Telefónica Brasil for the renewal of radio frequencies associated with the provision of personal mobile services (which has been granted to Telefónica Brasil for a period of fifteen years).

According to ANATEL the renewals, which must be carried out every two years, should be accompanied by a payment equivalent to 2% of all income derived from the provision of personal mobile services, while Telefónica Brasil believes that the calculation must be made with respect to the income derived from voice services only, which would exclude data services and interconnection revenues.

In August 2016, Telefónica Brasil filed an appeal before the Regional Federal Court of Brasilia after obtaining an unfavorable ruling in the Court of First Instance, which considered that the criteria defended by ANATEL was the one to be followed. Pending judgment on appeal.

As of December 31, 2022, the amount under litigation was 400 million Brazilian reais (72 million euros based on the exchange rate of such date), resulting from the method of calculation of ANATEL that has been appealed.

UK High Court claim by Phones 4 U Limited against various mobile network operators and other companies, among others, Telefónica, S.A., Telefonica O2 Holdings Limited and Telefonica UK Limited

In late 2018, Phones 4U Limited (in administration) ("P4U") commenced a claim in the English High Court in London against various mobile network operators: Everything Everywhere, Deutsche Telekom, Orange, Vodafone, Telefónica, S.A., Telefonica O2 Holdings Limited and Telefonica UK Limited (together the "Defendants").

P4U carried on a business of selling mobile phones and connections to the public, such connections being supplied by mobile network operators including the Defendants. In 2013 and 2014, the Defendants declined to extend and / or terminated their contracts to supply connections to P4U.

P4U went into administration in September 2014.

P4U alleges that the Defendants ceased to supply connections because they had colluded between themselves in contravention of the United Kingdom and the European Union competition laws and asserts that it has a basis to claim damages for breach of competition law by all the Defendants. The Defendants deny all P4U's allegations.

The claim commenced on December 18, 2018 by P4U. The Defendants filed their initial Defences in the course of April and May 2019, with P4U filing replies on October 18, 2019. The first case management conference took place on March 2, 2020.

The trial was held between May and July 2022. The parties are awaiting the issuance of the sentence.

b) Other proceedings

The Group is currently cooperating with governmental authorities (and, where appropriate, conducting the relevant internal investigations) regarding requests for information potentially related, directly or indirectly, to possible violations of applicable anti-corruption laws. Telefónica believes that, considering the size of the Group, any potential penalty as a result of matters relating to those specific information requests would not materially affect the Group's financial condition.

c) Commitments

Agreement related to the Sale of Customer Relationship Management ("CRM") Business, Atento

As a result of the sale agreement of Atento by Telefónica, announced on October 12, 2012, and ratified on December 12, 2012, both companies signed a Master Service Agreement which regulates Atento's relationship with the Telefónica Group as a service provider for a period of nine years and which has been amended on May 16, 2014, November 8, 2016, May 11, 2018, November 28, 2019 and February 4, 2022. The term of the agreement was extended for Spain and Brazil in November 2016, for two additional years until the end of 2023, and for Latin America in February 2022, for one additional year until the end of 2022.

By virtue of this agreement, Atento became Telefónica's preferred Contact Center and Customer Relationship Management ("CRM") service provider, stipulating annual commitments in terms of turnover which is updated based on inflation and deflation that vary from country to country, pursuant to the volume of services Atento has been providing to the entire Group. Effective January 1, 2017, the minimum volume commitments that Telefónica must comply with have significantly decreased for Brazil and Spain. Additionally, from January 1, 2019 a new reduction of the minimum commitment has been agreed, in this case only for Spain.

Failure to meet the annual turnover commitments in principle results in the obligation to the counterparty, to pay additional amounts, which would be calculated based on the difference between the actual amount of turnover and the predetermined commitment, applying a percentage based on the Contact Center's business margin to the final calculation.

Notwithstanding the above, as a consequence of the amendment signed with the Atento Group on May 11, 2018, from January 1, 2018 the payment obligation for failure to meet the annual turnover commitment continues to be calculated every year but will only be liquidated upon termination of the agreement. Such payment will only be due if the balance is in favor of Atento after adding certain amounts agreed between the parties and deducting an annual percentage of the Atento Group's sales to the Telefónica Group.

The Master Agreement sets forth a reciprocal arrangement, whereby Atento assumes similar commitments to subscribe certain telecommunications services from Telefónica.

Investment Framework Agreement between the shareholders of Colombia Telecomunicaciones, S.A. ESP BIC - Sale of shares

Pursuant to the Framework Investment Agreement entered into between the shareholders of Colombia Telecomunicaciones, S.A. ESP BIC (a) if Telefónica decides to dispose or transfer of all or part of its shareholding in Colombia Telecomunicaciones, S.A. ESP BIC to third parties, Telefónica commits that: (i) the acquirer or transferee will be obliged to adhere to the Framework Investment Agreement; and (ii) that the acquirer or transferee will be obliged to present an offer to purchase all of the shares in Colombia Telecomunicaciones, S.A. ESP BIC held by the Colombian Government (that amounts to 32.5% of the share capital) at the same price and under the same terms and conditions negotiated with Telefónica and through the procedure established by Law 226 of 1995 for the disposal of shares held by public entities and, (b) if the Colombian Government transfer its shares in Colombia Telecomunicaciones, S.A. ESP BIC under certain circumstances, the Strategic Partner shall subscribe with the acquirer of the shares a new shareholders agreement which will have to be then negotiated by the parties and which, as the case may be, will include some of the rights currently held by the Colombian Government under the Framework Investment Agreement currently in force.

Agreement for the sale of the shares of Telefónica Gestión de Servicios Compartidos España, S.A.U., Telefónica Gestión de Servicios Compartidos Argentina, S.A. and T-Gestiona Servicios Contables y Capital Humano, S.A.C.

On March 1, 2016, a share purchase agreement between, on one hand, Telefónica, S.A., Telefónica Servicios Globales, S.L.U. and Telefónica Gestión de Servicios Compartidos Perú, S.A.C. (as sellers), and, on the other

hand, IBM Global Services España, S.A., IBM del Perú, S.A.C., IBM Canada Limited and IBM Americas Holding, LLC (as purchasers) for the sale of the companies Telefónica Gestión de Servicios Compartidos España, S.A.U., Telefónica Gestión de Servicios Compartidos Argentina, S.A. and T-Gestiona Servicios Contables y Capital Humano, S.A.C., for a total price of approximately 22 million euros, was ratified before Notary Public. This share purchase agreement was subscribed on December 31, 2015.

Following the aforementioned share purchase agreement and in connection with the latter transaction, also, on December 31, 2015, Telefónica subscribed a master services agreement with IBM for the outsourcing of economic-financial and HR activities and functions to be provided to the Telefónica Group during a period of ten years, for a total amount of approximately 450 million euros. Most of the Telefónica Group's subsidiary companies have already adhered to that master services agreement.

On March 31, 2021 and March 31, 2022 the master services agreement with IBM for the outsourcing of economic-financial and HR activities and functions to be provided to the Telefónica Group was amended. By virtue of these amendments the term may be extended for those adhered companies that decide to extend their services beyond the initial term.

In addition, on July 29, 2022 a new amendment was executed by virtue of which the term may be extended for those adhered companies in Latinoamerica that decide to extend some of their services.

Commitments derived from the agreements reached for the acquisition of football (soccer) related rights between Telefónica (through its affiliate Telefónica Audiovisual Digital, S.L.U.) and LaLiga, UEFA and RFEF

On June 25, 2018, Telefónica was provisionally awarded with the broadcasting rights for all football (soccer) matches of the Spanish First Division Football League National Championship in the residential subscribers market for exploitation on pay television for the 2019-2022 cycle (packages 4 and 5 of the auction called by the Professional Football League). The definitive agreements were signed on July 5, 2018.

The award was granted for a total amount of 2,940 million euros, at an identical price of 980 million euros for each of the three seasons, which represents a slight decrease compared to the last season of the previous cycle. Telefónica, as the operator of these broadcasting rights for the 2019-2022 cycle, has the right to decide, design and develop the broadcasting content, which carried the Movistar hallmark for the 2019-2020 season.

On December 21, 2018, Telefónica was provisionally awarded with the broadcasting rights for all football (soccer) matches of the Spanish Second Division Football League National Championship in the residential subscribers market for exploitation on pay television for the 2019-2022 cycle (package 6 of the auction called by the Professional Football League). No other bids were submitted for such package during the first round of the auction called by the Professional Football League. The award was granted for a total amount of 105 million euros (i.e., 35 million euros for each of the 3 seasons).

On January 11, 2019 the definitive agreement on such broadcasting rights (package 6) was signed.

On July 2, 2020 Telefónica signed an agreement for acquiring the exclusive media rights in Spain of UEFA Champions League and UEFA Europa League, as well as the UEFA Europa Conference League (a new competition to be separated from the UEFA Europa League) and UEFA Youth League, for the next cycle comprising seasons 2021/22, 2022/23 and 2023/2024, after the expiration of the agreement with Mediapro of June 28, 2018 for previous cycle 2018/2019 to 2020/2021.

The agreement guarantees Telefónica all media rights with respect to the main European football competitions for all its customers, both residential and horecas (hotels, restaurants, cafes, etc.).

The direct acquisition from UEFA of this "premium" content will also allow Telefónica to continue designing and selling its own produced channels and content with the best European football that could be, likewise, accessible to other operators in the market interested in this content.

The total award price for all competitions amounted to 975 million euros (i.e. 325 million euros for each of the seasons 2021/22, 2022/23 and 2023/2024) which is less than the license fees paid for the previous cycle and without any year-to-year increase.

On December 13, 2021, Telefónica was provisionally awarded the exclusive broadcasting rights of five matches per matchday of the Campeonato Nacional de Liga de Primera División ("LaLiga"), for pay television in the residential market, in Spain. Telefónica received the first pick in 18 matchdays of each season and second pick in 17 matchdays, including "El Clásico" of the second round (Option D bis, Lot D.1 bis).

Likewise, Telefónica was awarded the exclusive broadcasting rights of three matchdays, which contain ten matches each matchday, including matches of Real Madrid C.F., F.C. Barcelona and Club Atlético de Madrid against the six first classified of the previous season; and Valencia C.F., Athletic Club de Bilbao or Real Betis Balompié, if they were not among the aforementioned first classified (Option D bis, Lot D.3 bis).

The award includes the cycle 2022/2023 to 2026/2027 although the 2025/2026 and 2026/2027 seasons are subject to the CNMC lifting or modifying the resolution

that limits the maximum duration of the contracts entered into by Telefónica for the acquisition of sports rights (Expte. VC/0612/14).

The award has been made at a price of 520 million euros for each of the seasons.

The award was subject to the execution of an agreement between Telefónica and LaLiga with the remaining terms and requirements established in the LaLiga tender, which was signed on January 19, 2022.

On March 28, 2022, Telefónica entered into an agreement with the company DAZN for the distribution of the so-called DAZN LaLiga Package. Such package includes the remaining five football matches per match-weekend of the Spanish First Division Football Championship, in 35 out of 38 match-weekends for exploitation on pay television for residential subscribers in Spain (Option D bis, Package D.2 bis).

This is a non-exclusive agreement for five seasons, from 2022/2023 to 2026/2027. The agreed value amounts 280 million euros for each of the seasons.

In addition, on July 29, 2022, Telefónica signed a new contract with LaLiga for the non-exclusive broadcasting of the channel that broadcasts matches of Second Division of National Football Championship League for seasons 2022/2023, 2023/2024 and 2024/2025, with Telefónica's unilateral option to extend for two additional seasons, with a variable cost that amounts to approximately 16 million euros per season.

Similarly, on August 4, 2022, a contract was formalized with LaLiga for the non-exclusive broadcast of the LaLiga TV Bar Channel for non-residential subscribers for the 2022/2023 season with a minimum guarantee of 29 million euros, being the final price variable.

On November 2, 2022, Telefonica was also awarded by Real Federacion Española de fútbol (RFEF) exclusive pay television rights of Copa del Rey Competiton and Supercopa de España for seasons 2022/2023, 2023/2024 and 2024/2025.

Wholesale Access Services Agreement with AT&T Mexico

On November 21, 2019, Pegaso PCS, S.A. de C.V. ("Telefónica México") and AT&T Comunicaciones Digitales, S. de R.L. de C.V. ("AT&T Mexico") entered into a Wholesale Access Services Agreement ("Wholesale Agreement"), under which AT&T Mexico agreed to provide wholesale wireless access to Telefónica México on 3G, 4G and any other future technology available in Mexico.

The Wholesale Agreement has a minimum duration of eight years, renewable for additional consecutive periods of three years. Such Wholesale Agreement establishes a gradual migration of Telefónica México's traffic to AT&T Mexico's access network over the first three years of the agreement.

As set forth in the Wholesale Agreement such migration was completed during the first half of 2022. As a result, Telefónica México's wireless access infrastructure was turned off and Telefónica México no longer uses the licensed spectrum that it used in the past to operate its network.

Agreement to share network infrastructure between Telefônica Brasil (VIVO) and TIM.

On December 19, 2019 Telefônica Brasil S.A. and TIM S.A. executed two agreements for the share of 2G, 3G and 4G mobile network infrastructure. Both companies reiterate that they will preserve their commercial and customer management autonomy, regardless of any infrastructure sharing agreement.

The agreements cover the following matters:

1. 2G network Sharing: to be implemented in areas where both operators are present, so that the operator reminiscent will provide 2G mobile connectivity services to the Vivo and TIM customer base, resulting in the disconnection of overlapping sites and therefore achieving cost reduction and the optimization of spectrum use.

2. 3G and 4G network Sharing: covering only cities with less than 30 thousand inhabitants with the aim of sharing 4G and 3G network in cities where only one operator is present (coverage expansion) and where both already provide services (network consolidation).

Both agreements were approved by the Telecommunications and Competition regulatory authorities ("Agência Nacional de Telecomunicações" - ANATEL and "Conselho Administrativo de Defesa Económica" - CADE).

Contracts for the provision of IT services with Nabiax

In 2019 Telefónica, S.A. signed an agreement for the sale of a portfolio of eleven data center businesses to a company (hereinafter "Nabiax") controlled by Asterion Industrial Partners SGEIC, S.A.

At the same time as this sale, agreements were entered into with Nabiax to provide housing services to the Telefónica Group, allowing Telefónica to continue providing housing services to its customers, in accordance with its previous commitments. Such service provision agreements have an initial term of ten years and include minimum consumption commitments in terms of capacity. These commitments are consistent with the Group's expected consumption volumes, while prices are subject to review mechanisms based on inflation and market reality.

On May 7, 2021, Asterion Industrial Partners SGEIC, S.A. and Telefónica Infra (T. Infra), the infrastructure unit of the Telefónica Group, reached an agreement for the contribution to Nabiax of four additional data centers owned by the Telefónica Group (two of them located in Spain and two in Chile). In exchange for the contribution of these four data centers, T. Infra will receive a 20% equity stake in Nabiax. Once the relevant authorizations and other conditions precedent to the contribution of the two data centers located in Spain were obtained, the partial closing of the transaction took place as of July 21, 2021, whereby Telefónica Group contributed those data centers to Nabiax, with T. Infra receiving in exchange a 13.94% stake in Nabiax at this stage. The agreement was complemented by the signing of a contract for the provision to Telefónica of housing services from those two data centers under terms and conditions equivalent to those established in the transaction executed in 2019, for an initial period of ten years.

Once the conditions related to the contribution of the two data centers located in Chile were fulfilled, on May 24, 2022, the complete closing of the transaction took place, and T. Infra reached a 20% stake in Nabiax (see Note 10). The agreement was complemented by the signing of a contract for the provision to Telefónica of housing services from those two data centers under terms and conditions equivalent to those established in the transaction executed in 2019, for an initial period ending in 2031.

50:50 joint venture with Liberty Global for the combination of both groups' businesses in the United Kingdom

On May 7, 2020, Telefónica agreed to enter into a joint venture with Liberty Global plc ("Liberty Global") pursuant to a contribution agreement (as amended, the "Contribution Agreement") between Telefónica, Telefonica O2 Holdings Limited, Liberty Global, Liberty Global Europe 2 Limited and a newly formed entity of which, after closing, each of Telefónica and Liberty Global would hold 50% of its share capital named VMED O2 UK Limited.

After having obtained the clearance from the Competition and Market Authority (the antitrust authority in the UK) to complete this transaction and having fulfilled all the other pre-closing conditions included in the Contribution Agreement, the transaction was completed on June 1, 2021. From such date, Telefónica and Liberty Global each hold an equal number of shares in VMED O2 UK Limited; after: (i) Telefónica having contributed to VMED O2 UK Limited its O2 mobile business in the United Kingdom and (ii) Liberty Global having contributed its Virgin Media business in the United Kingdom to VMED O2 UK Limited.

The corporate governance of VMED O2 UK Limited is regulated by a shareholders' agreement, which was entered into by the parties to the Contribution Agreement on June 1, 2021 (the "Shareholders' Agreement").

On the date of closing of the transaction, Telefónica, Liberty Global, and certain companies belonging to each shareholder's corporate group entered into certain services, reverse services, licensing and data protection agreements with VMED O2 UK Limited and certain entities belonging to the VMED O2 UK Limited group. In particular, Telefónica and Liberty Global agreed that each shareholder's group would provide certain services, either on a transitional or ongoing basis to VMED O2 UK Limited and its group and that, for a limited period of time, VMED O2 UK Limited would also provide certain reverse services to specific companies belonging to the corporate group of each of its shareholders.

Pursuant to the terms of the above referred services agreements, the transitional services that are to be provided by the Telefónica Group to VMED O2 UK Limited shall be provided for terms ranging from 7 to 24 months while the ongoing services that are to be provided by the Telefónica Group to VMED O2 UK Limited will be provided for periods of two to six years, depending on the service. The services provided by the Telefonica Group to VMED O2 UK Limited consist primarily of technology and telecommunication services that will be used by or will otherwise benefit VMED O2 UK Limited. In addition to providing VMED O2 UK Limited with such services, the mobile operators of the Telefonica Group and VMED O2 UK Limited will maintain their roaming commercial relationships in order to reciprocally provide roaming services for their respective customers.

Likewise, as of closing of the transaction Telefónica granted certain trademark license agreements to VMED O2 UK Limited (the "VMED O2 UK Limited Trademark Licenses"). Pursuant to the VMED O2 UK Limited Trademark Licenses, Telefonica Group licensed the use of Telefónica and O2 brand rights to VMED O2 UK Limited.

Purchase Agreement for Acquisition of UPI Mobile Assets of Oi Group

On January 28, 2021, Telefónica Brasil executed the Purchase and Sale Agreement of Shares and Other Covenants (the "Oi Agreement"), by and among Oi Móvel SA - In Judicial Recovery, as "Seller", Telefónica Brasil, Tim S.A. and Claro S.A., as "Buyers", and Oi S.A. - In Judicial Recovery and Telemar Norte Leste S.A. - In Judicial Recovery, as intervening parties and guarantors of the seller's obligations.

On April 20, 2022, the closing of the transaction related to the purchase agreement for the acquisition of the assets of Oi Group's mobile business operations (the "UPI Mobile Assets") took place, and Telefónica Brasil acquired, on such date, all the shares of Garliava RJ Infraestrutura e Redes de Telecomunicações S.A. (Garliava), a special purpose company, to which the mobile assets of Oi Group assigned to Telefónica Brasil had been contributed under the segregation plan stated in the Oi Agreement.

Telefónica Brasil thus acquired its share of mobile assets of the Oi Group for an amount of 5,373 million Brazilian reais (approximately 1,063 million euros at the exchange rate at such date), having paid, on such day, the amount of 4,885 million Brazilian reais (approximately 972 million euros). The remaining amount, equivalent to 10% of the payment made on that date, was withheld and its release is currently subject to certain ongoing discussions regarding price adjustments, as provided for in the Oi Agreement.

Likewise, on such date, Telefónica Brasil: (i) committed to an additional payment of 110 million Brazilian reais (approximately 23 million euros) of which 40 million Brazilian reais were paid at that date (approximately 8 million euros), subject to the fulfilment of certain targets by Oi; (ii) made a payment of approximately 148 million Brazilian reais (approximately 29 million euros) for certain transition services to be provided by Oi to Garliava; and (iii) entered into a take-or-pay data transmission capacity agreement, with a net present value of 179 million Brazilian reais (approximately 35 million euros), to be paid in monthly installments during a period of 10 years.

The mobile assets of Oi Group finally assigned to Telefónica Brasil were the following:

a. Customers: approximately 12.5 million (equivalent to 30% of the total customer base of the mobile assets of Oi Group) – according to ANATEL's February 2022 data;

b. Spectrum: 43MHz as national population-weighted average (46% of the radiofrequency of the mobile assets of Oi Group); and

c. Infrastructure: contracts for the use of approximately 2.7 thousand sites of mobile access (corresponding to 19% of the sites of the mobile assets of Oi Group).

All commitments assumed were duly submitted to ANATEL and CADE during 2022.

On October 3, 2022, Telefónica Brasil initiated an arbitration procedure against Oi S.A. – In Judicial Recovery ("Seller"), pursuant to the terms of the Oi Agreement, alleging manifest breach by Seller of certain terms of the Oi Agreement, after the exchange of notices about the post-closing price adjustment between Buyers and Seller, upon the competent request of arbitration filed with the Market Arbitration Chamber.

On February 1, 2023, Telefónica Brasil's Extraordinary Shareholders' Meeting was held and Garliava's merger into Telefónica Brasil was approved, subject to prior approval from ANATEL and the conclusion of certain systemic operations. Once such conditions are fulfilled, Telefónica Brasil's Board of Directors will convene a new meeting to verify the accomplishment of such conditions and to give effects to said merger.

Investment Agreement with Allianz and Telefónica Germany

On October 29, 2020, Telefónica Infra Germany GmbH ("TEF Infra Germany", a subsidiary indirectly wholly-owned by Telefónica through Telefónica Infra, S.L.U.) entered into an investment agreement (and related contracts, including a partners' agreement which sets forth the principles of corporate governance of the joint venture) with several entities belonging to the Allianz Group ("Allianz") and Telefónica Germany 1. Beteiligungsgesellschaft mbH (a subsidiary wholly-owned by Telefónica Germany GmbH & Co. OHG) ("TEF Germany") for the creation of a joint venture to deploy Fiber-to-the-Home (FTTH) in Germany, pursuant to which TEF Infra Germany and TEF Germany conditionally agreed to invest up to 500 million euros equity in total (400 million euros by TEF Infra Germany and 100 million euros by TEF Germany) and Allianz conditionally agreed to invest up to 1,000 million euros through different sources of funding over a six year period.

The closing of the transaction and the acquisition of the joint control took place on December 18, 2020. The registration of Allianz and TEF Germany as limited partners of the joint venture in the German commercial registry occurred on January 21, 2021. After the closing of the transaction, the Allianz Group and the Telefónica Group each holds 50% in the joint venture under a co-control governance model. Telefónica Group's ownership is held through TEF Infra Germany holding 40% and TEF Germany holding a 10% stake.

New long-term master services agreement in the United Kingdom

On January 7, 2021, each of Telefónica U.K. and Vodafone U.K. entered into new Master Services Agreements with Cornerstone Telecommunications Infrastructure Limited ("CTIL"), their passive tower network infrastructure partnership which is 50:50 jointly owned and operated by the two operators. The new agreements came into effect on January 1, 2021, with initial terms of 8 years, with three additional 8-year renewal periods.

CTIL was formed in 2012 through the consolidation of both Telefónica U.K. and Vodafone U.K.'s existing basic network infrastructure, including towers and masts, which were transferred to the joint operation. CTIL currently operates c.14,200 macro sites with a 2.0x tenancy ratio (including active sharing) and c.1,400 micro sites. CTIL also provides management services for the anchor tenants for a further c.5,100 third party sites where their active equipment is deployed. Telefónica's stake in CTIL is currently held through VMED O2 UK Limited (see Note 10), the joint venture between Telefonica and Liberty Global plc in the United Kingdom.

The new agreements do not materially impact existing network agreements and will continue to allow CTIL to primarily serve its shareholders as well as some third parties.

Transaction between Colombia Telecomunicaciones S.A. ESP BIC and Kohlberg Kravis Roberts ("KKR")
On July 16, 2021, Colombia Telecomunicaciones S.A. ESP BIC and KKR entered into an agreement to sign the following contracts:

(i) An assets purchase agreement for the fiber optic assets owned by Colombia Telecomunicaciones S.A. ESP BIC with a Colombian company controlled by KKR (InfraCo, SpA), in consideration for an initial payment of 320 million U.S. dollars, which may be subject to post-closing adjustments under usual conditions for this type of operation. As well as a subsequent payment, consisting of the possibility of receiving a higher consideration from its result in network deployment activities, for an amount of up to an additional 100 million U.S. dollars.

(ii) A contract through which Colombia Telecomunicaciones S.A. ESP BIC will acquire a 40% stake in a Spanish company controlled by KKR, which it holds the remaining 60%. The Colombia Telecomunicaciones S.A. ESP BIC´s contribution would be a portion of the consideration received from assets purchase agreement for the fiber optic assets.

(iii) Several commercial contracts between Colombia Telecomunicaciones S.A. ESP BIC and InfraCo, SpA for the provision of wholesale connectivity services by InfraCo, SpA to Colombia Telecomunicaciones S.A. ESP BIC, deployment of fiber optic network and other related services.

The signing of the contracts of numerals (i) and (iii), as well as the execution of the aforementioned operations contracts, was subject to the respective contractual provisions and to the obtaining of the necessary regulatory authorizations.

On January 11, 2022, after obtaining the necessary regulatory authorizations and meeting certain agreed conditions, the transaction was executed. Therefore, Colombia Telecomunicaciones S.A. ESP BIC executed the sale of fiber optic assets to Onnet Fibra Colombia S.A.S. ("Onnet"), a company with which it also entered into a series of commercial contracts by virtue of which (i) Onnet will provide wholesale connectivity services to Colombia Telecomunicaciones S.A. ESP BIC, and (ii) Colombia Telecomunicaciones S.A. ESP BIC will provide to Onnet fiber optic network deployment services and other related services. Simultaneously, Colombia Telecomunicaciones S.A. ESP BIC acquired shares equivalent to a 40% in Alamo HoldCo S.L., a Spanish company that owns 100% of Onnet's shares (see Note 10).

Agreement for the purchase of 40% of the share capital of Telxius Telecom, S.A.

On February 1, 2022, Telefónica's subsidiary, Pontel Participaciones, S.L. ("Pontel"), a company which is held 83.35% by Telefónica and 16.65% by Pontegadea Inversiones, S.L. ("Pontegadea"), reached an agreement with Taurus Bidco S.à r.l. ("Taurus", a company managed by KKR) for the purchase of 40% of the share capital of Telxius Telecom, S.A. ("Telxius"), held by Taurus, for an estimated amount of 215.7 million euros, being the referred price subject to, among others, adjustments derived from the sale of the towers business to American Tower.

On January 18, 2023, after obtaining the necessary regulatory and competition authorizations, the transaction was completed. (See Note 31).

As a result of the transaction, Pontel, which prior to the closing of the transaction held the remaining 60% of the share capital of Telxius, has become the sole shareholder of this company. Pontegadea has increase its holding in Pontel to 30% and Telefónica holds a 70% stake. Thus, in terms of indirect holding in Telxius, Pontegadea has increased its holding from 9.99% to 30% and Telefónica from 50.01% to 70%.

Agreement reached between Telefónica España Filiales, S.A.U. ("Telefónica España Filiales"), T. Infra, Vauban and Crédit Agricole Assurances for the establishment of Bluevia Fibra
On July 25, 2022, Telefónica España Filiales S.A.U, Telefónica Infra S.L.U. (T. Infra) and the consortium formed by Vauban Infrastructure Partners ("Vauban") and Crédit Agricole Assurances ("CAA") reached an agreement for the establishment of a company, Bluevia Fibra, S.L. ("Bluevia"), whose corporate purpose is the deployment and commercialization of a fiber-to-the-home (FTTH) network mainly in rural areas in Spain.

Once the relevant regulatory authorizations were obtained, the closing of the transaction took place on December 20, 2022. After closing, the Telefónica Group holds 55% of the capital of Bluevia (30% through Telefónica España Filiales and 25% through T. Infra), with Vauban/CAA holding the remaining 45%. At closing, Bluevia purchased from Telefónica España 3.9 million already passed real estate units, and agreed to deploy 1.1 million additional units over the next 2 years, reaching a total footprint of 5 million passed real estate units. The 3.9 million already passed real estate units acquired by Bluevia represent 14% of Telefónica's FTTH network in Spain, with Telefónica España retaining ownership of the remainder of the network. In addition, as part of the transaction, the Telefónica Group has entered into a series of service provision agreements with Bluevia which entail the mutual provision and receipt of services by/to Telefonica Group and Bluevia. As part of the transaction Telefonica Group has contributed equity funds to Bluevia in the amount of approximately 1,247 million euros and the Vauban/CAA consortium has acquired 45% of Bluevia from Telefónica España for 1,021 million euros in cash (see Note 2).

Agreement reached by T. Infra, Liberty Global and InfraVia for the establishment of a fiber-to-the-home (FTTH) joint venture in the United Kingdom

On July 29, 2022, T. Infra, Liberty Global plc ("Liberty Global") and InfraVia Capital Partners ("InfraVia") reached an agreement for the establishment of a joint venture, "nexfibre", for the deployment of fiber-to-the-home (FTTH) to 5 million homes in the United Kingdom not reached by VMED O2 UK Limited's (VMO2) network, with potential for expansion to an additional 2 million homes. The fiber network will offer wholesale FTTH access to telecommunications service providers, with VMO2 acting as the lead customer, as well as providing a range of technical services.

Once the relevant regulatory authorizations were obtained and the other conditions were fulfilled, the closing of the transaction took place on December 15, 2022. After closing, Liberty Global and T. Infra participate by halves in a joint vehicle that holds a 50% interest in nexfibre, with InfraVia owning the remaining 50%.

The business plan for the initial rollout to 5 million homes envisages an investment of approximately 4,500 million pounds (approximately 5,072 million euros at the exchange rate at December 31, 2022). The three partners have funded their pro-rata share of equity funding for the construction, totaling up to 1,400 million pounds (approximately 1,578 million euros at the exchange rate at December 31, 2022). In addition, nexfibre has entered into a facilities agreement with a consortium of banks for an amount of up to 3,300 million pounds (approximately 3,719 million euros at the exchange rate at December 31, 2022). As part of the transaction, InfraVia has made and will continue to make certain payments to Liberty Global and T. Infra, a portion of which will be linked to the progress of the construction of the network.

d) Environmental and climate change matters

Environmental management of the Group

Commitment to protect the environment is part of the Company's general strategy and is the responsibility of the Board of Directors. The performance in this area is regularly supervised by the Board's Sustainability Committee and the Responsible Business Office, made up of the global areas which execute that strategy alongside the business units.

The Group has global environmental and energy management policies, and externally certified environmental management systems in accordance with ISO 14001 in all Group companies. The environment is a central issue throughout the Company, involving both operational and management areas as well as business and innovation areas.

Managing environmental impact and energy consumption is a strategic priority and carbon reduction targets are part of the variable remuneration of all Company employees, including the Senior Management. In addition, Telefónica, S.A.'s long-term share-based incentive plans 2021-2025 (see Note 27) include CO2 Emission Neutralization targets, in line with the target set by the Company.

Climate change and energy

In managing climate change, Telefónica identifies adaptation and mitigation measures and new opportunities for growth and development. To analyse climate change risks, the recommendations of the Task Force on Climate Related Financial Disclosures (TCFD) are followed, identifying short, medium and long-term risks. Specifically, physical and transition risks identify the importance of reducing GHG emissions and energy consumption, and are managed in accordance with Telefónica's decarbonization roadmap. Opportunities, meanwhile, identify different lines on which Telefónica seeks to develop its activity through the Energy Efficiency Plan and the Renewable Energy Plan, the Sustainable Finance Framework and the development of new products and services.

All of this is contained in the Climate Action Plan, which defines Telefónica's decarbonization process to achieve net zero emissions by 2040, which involves minimising its own emissions (Scope 1 and 2) and those of the value chain (Scope 3).

For Telefónica, it is a priority to keep energy consumption stable despite the sharp increase in the digitalization of society and, therefore, in data traffic flowing through the networks. The Group's Energy Efficiency Plan therefore includes initiatives such as network modernization, for example, with investments in fibre optics (more efficient) replacing the copper network, or 5G, and specific projects such as climate modernization.

The Company's decarbonization requires not only maximum efficiency in the use of energy, but also that it comes from renewable sources. Telefónica's Renewable Energy Plan contemplates different solutions such as self-generation, the purchase of renewable electricity with a guarantee of origin and long-term power purchase agreements (PPAs, see Note 26), and prioritizes non-conventional renewable electricity sources, defines the strategy that allows us to reduce operating costs and reduces exposure to fluctuations in electricity prices.

Most of the electricity consumption in own facilities come from renewable sources. In Brazil, it is worth highlighting the continuation of the distributed generation project. In Spain, the four long-term renewable power purchase agreements (PPAs) signed for the period 2022-2031 have come into operation, equivalent to 482 GWh per year for 10 years. These new agreements follow on from the one signed in 2020, enabling Telefónica to achieve a total of

582 GWh of renewable electricity covered by PPAs in Telefónica Spain. In October 2022, Telefonica Germany concluded a PPA with an energy supplier which provides long-term energy security and energy supply with renewable energies from an offshore wind farm over the period from 2025 to 2035. In February 2023 Telefonica Germany has concluded a further PPA for the period 2025 to 2040.

In terms of renewable self-generation, the Group has photovoltaic self-generation systems in several buildings in Spain, with solar production for self-consumption (without surplus to the grid) under two models: the first with its own CapEx and the second under a service model, where the electricity generated is paid for at a lower market value.

As part of its net zero objective, Telefónica supports projects that absorb or reduce carbon emissions in order to offset and neutralize emissions that are not reduced. To this end, it purchases carbon credits from projects under the highest standards in certain regions where Telefónica operates.

The Telefónica Group contracted, both locally and globally, several insurance programs in order to mitigate the possible occurrence of an incident stemming from the risks of environmental liability and/or natural disasters, to guarantee the continuity of its activity.

Sustainable financing

Sustainable financing is a key tool for supporting the transformation of the business through investment in projects with a positive environmental and social impact. In 2018, the Company published its Sustainable Financing Framework. This was updated in January 2021 and, in both cases, was endorsed by a second party opinion from Sustainalytics. The framework is linked to the United Nations Sustainable Development Goals and aligned with the Green Bond, Social Bond and Sustainable Bond Principles of the International Capital Market Association (ICMA).

Telefónica was the first issuer of senior green bonds and hybrid instruments (green and sustainable) in the telecommunications sector. The funds that were obtained have been allocated to projects focused on switching our network from copper to fiber, which is more efficient and suffers fewer faults; the rollout and improvement of mobile connectivity in rural areas; and the promotion of entrepreneurship and job creation through investments in start-ups.

In addition to senior green bonds and hybrid instruments, the Group use other sustainable bank financing tools, such as loans and credits linked to sustainability objectives that make it possible to progress steadily towards such important corporate targets as reducing emissions and gender equality. Also in this case, the main syndicated loan of the Telefónica Group is linked to sustainability criteria in line with the corporate Sustainability-linked Loan Framework, which was drawn up in late 2021 with a second opinion from Sustainalytics.

In 2022, the Company maintained an active presence in the capital market through several issuances. These included its first sustainable senior bond issuance for 1,000 million euros in May (see Appendix III) with a term of nine years. The funds obtained from this issuance will be allocated to projects related to transformation of the telecommunications network via the rollout of fiber optics and 5G technology, as well as social projects aimed at promoting inclusive connectivity, entrepreneurship and job creation.

The Company's second hybrid green instrument issuance took place in November for the value of 750 million euros (see Note 17.c), with the first redemption date at 6 years. In this case, the investment from funds will be used to switch off obsolete equipment and transform mobile infrastructures through energy efficiency projects.

Despite the market instability, these two issues were well received by the market with a broadly international and diversified investor base.

Already in January 2023, a new green hybrid instrument has been issued for an amount of 1,000 million euros has been carried out (see Note 31).

Telefónica Brazil carried out its first issuance of sustainability-linked bonds, to an aggregated amount of 3,500 million reais (equivalent to 628 million euros at closing 2022 exchange rate, see Appendix III). Financing costs are linked to compliance with sustainability targets between now and 2027.

In terms of bank financing, the Telefónica Group's main syndicated loan was refinanced at a corporate level in early 2022 for the amount of 5,500 million euros (see Note 18 and Appendix V), the interest applied to which will be linked to compliance with sustainability targets. The deal was supported by nearly 30 entities.

Committed lines and bilateral financing operations were also carried out during the year with numerous financial entities, obtaining a total volume of 3,864 million euros at the close of 2022, the interest applied to which is also linked to compliance with sustainability targets.

Overall, as at December 31, 2022, the Group's sustainable financing amounts to 15,956 million euros, broken down as follows:

December 31, 2022 Millions of euros	Sustainable financing
Financial liabilities	**2,842**
Senior green bond of Telefónica Emisiones (Appendix III)	1,000
Senior sustainable bond of Telefónica Emisiones (Appendix III)	1,000
Sustainability linked bonds of Telefónica Brazil (Appendix III)	628
Sustainability linked facilities of Colombia Telecomunicaciones	214
Undated deeply subordinated securities (hybrid instruments) (Note 17.c)	**3,000**
Undrawn facilities at December 31, 2022 (Note 18)	**10,114**
Sustainability linked facility of Telefónica, S.A.	5,500
Sustainability linked facility of Telefonica Germany	750
Sustainability linked bilateral facilities	3,864
Total	**15,956**

e) Auditors' fees

The services commissioned to the auditors meet the independence requirements stipulated by the Spanish Audit Law 22/2015, July 20, the US SEC rules and the Public Company Accounting Oversight Board (PCAOB).

The expenses accrued by the Group, in respect of the fees for services rendered to the various member firms of the PwC network, of which PricewaterhouseCoopers Auditores, S.L. ("PwC Auditores, S.L."), the auditors of Telefónica, S.A., forms part, amounted to 20.07 million euros and 19.99 million euros in 2022 and 2021, respectively.

The detail of these amounts is as follows:

	2022		
Millions of euros	**PwC Auditores, S.L.**	**Other PwC**	**Total**
Audit services	7.73	10.98	18.71
Audit-related services	0.99	0.37	1.36
Total	**8.72**	**11.35**	**20.07**

	2021		
Millions of euros	**PwC Auditores, S.L.**	**Other PwC**	**Total**
Audit services	7.39	10.97	18.36
Audit-related services	0.82	0.81	1.63
Total	**8.21**	**11.78**	**19.99**

Audit services includes audit fees of Telefónica, S.A. individual and consolidated financial statements and its subsidiaries, as well as reviews of interim financial statements. These Audit services also incorporate the integrated audits of the financial statements for the annual report Form 20-F to file with the US SEC for those entities currently required including, therefore, the internal control audit over the financial information to comply with the requirements of the Sarbanes-Oxley 2002 Act (Section 404). Also includes audit work related with legal and regulatory requirements that the auditor must necessarily perform in their function and audit and reviews of financial statements in connection with financial transactions.

Audit-related services: services related to the review of the information required by regulatory authorities, agreed financial reporting procedures not requested by legal or regulatory bodies, the issuance of comfort letters, the report on the information relating to the system of internal control over financial reporting (ICFR) and the verification of the non-financial information in the annual reports.

During the years 2022 and 2021, the Principal Auditor has not performed other services than the Audit services or the Audit-related services in the Group.

PwC Auditores, S.L., has provided the following services to the Group during the years 2022 and 2021: the individual and consolidated financial statements audit, reviews of interim financial statements, the integrated audit of the financial statements for the annual report Form 20-F to file with the US SEC, the internal control audit over the financial information to comply with the requirements of the Sarbanes-Oxley 2002 Act (Section 404), the issuance of comfort letters, agreed financial reporting procedures and the verification of the non-financial information in the annual reports.

The expenses accrued to Other Audit Firms, other than those integrated in the international PwC network, that have provided audit services to companies included in the consolidation of the Group for the year 2022 have amounted to a total of 1.46 million euros (1.58 million euros in 2021), the detail of the audit services corresponds to 0.83 million euros (0.55 million euros in 2021).

f) Trade and other guarantees

The Company is required to issue trade guarantees and deposits for concession and spectrum tender bids (see Note 19) and in the ordinary course of its business. No significant additional liabilities in the accompanying consolidated financial statements are expected to arise from guarantees and deposits issued.

g) Directors' and Senior Executives' compensation and other benefits

The compensation of the members of Telefónica's Board of Directors is governed by article 35 of the Company's By-Laws, which provides that the annual amount of the compensation to be paid thereby to all of the Directors in their capacity as such, i.e., as members of the Board of Directors and for the performance of the duty of supervision and collective decision-making inherent in such body, shall be fixed by the shareholders at the General Shareholders' Meeting. The Board of Directors shall determine the exact amount to be paid within such limit and the distribution thereof among the Directors, taking into account the duties and responsibilities assigned to each Director, their membership on Committees within the Board of Directors and other objective circumstances that it deems relevant. Furthermore, Executive Directors shall receive such compensation as the Board determines for the performance of executive duties delegated or entrusted to them by the Board of Directors. Such compensation shall conform to the Director compensation policy approved by the shareholders at the General Shareholders' Meeting.

In accordance with the foregoing, the shareholders acting at the Ordinary General Shareholders' Meeting held on April 11, 2003 set at 6 million euros the maximum amount of annual gross compensation to be received by the Board of Directors as a fixed allotment and as attendance fees for attending the meetings of the Advisory or Control Committees of the Board of Directors. Thus, as regards fiscal year 2022, the total amount of compensation accrued by the Directors of Telefónica, in their capacity as such, was 2,851,801 euros for the fixed allocation and for attendance fees.

The compensation of the Directors of Telefónica in their capacity as members of the Board of Directors, of the Executive Commission and/or of the Advisory or Control Committees consists of a fixed amount payable monthly and of attendance fees for attending the meetings of the Advisory or Control Committees.

Set forth below are the amounts established in fiscal year 2022 as fixed amounts for belonging to the Board of Directors, the Executive Commission and the Advisory or Control Committees of Telefónica and the attendance fees for attending meetings of the Advisory or Control Committees of the Board of Directors:

Compensation of the Board of Directors and of the Committees thereof

Amounts in euros

Position	Board of Directors	Executive Commission	Advisory or Control Committees (*)
Chairman	240,000	80,000	22,400
Vice chairman	200,000	80,000	—
Executive Member	—	—	—
Proprietary Member	120,000	80,000	11,200
Independent Member	120,000	80,000	11,200
Other external	120,000	80,000	11,200

(*) In addition, the amount of the attendance fee for each of the meetings of the Advisory or Control Committees is 1,000 euros.

In this regard, it is noted that the Executive Chairman, Mr. José María Álvarez-Pallete López, waived the receipt of the above amounts (i.e., 240,000 euros as Chairman of the Board of Directors and 80,000 euros as Chairman of the Executive Commission).

Likewise, the fixed remuneration of 1,923,100 euros established for the 2023 financial year related to executive roles carried out by Executive Chairman, Mr. José María Álvarez-Pallete López is equal to that received in the previous seven years (i.e. 2022, 2021, 2020, 2019, 2018, 2017 and 2016), which was set in his capacity as Chief Operating Officer, remaining invariably after his appointment as Chairman in 2016.

The fixed remuneration, for his executive roles, of 1,600,000 euros that the Chief Operating Officer (C.O.O.), Mr. Ángel Vilá Boix, has established for the 2023 financial year is equal to the one received in the years 2022, 2021, 2020 and 2019.

Individualized description

Appendix II provides an individual breakdown by item of the compensation and benefits that the members of the Board of Directors and of the Senior Management of the Company have accrued and/or received from Telefónica, S.A. and from other companies of the Telefónica Group during fiscal year 2022. Likewise, the compensation and benefits accrued and/or received, during such year, by the members of the Company's Senior Management are broken down.

Note 30. Operations classified as held for sale

The breakdown of non-current assets and disposal groups held for sale and liabilities associated at December 31, 2022 and December 31, 2021 is as follows:

Millions of euros	12/31/2022	12/31/2021
Telefónica Móviles El Salvador	—	253
Fiber optic assets in Colombia	—	57
Other assets	7	48
Non-current assets and disposal groups held for sale	**7**	**358**

Millions of euros	12/31/2022	12/31/2021
Telefónica Móviles El Salvador	—	134
Other liabilities	—	—
Liabilities associated with non-current assets and disposal groups held for sale	**—**	**134**

Fiber assets in Colombia

On July 16, 2021, Colombia Telecomunicaciones S.A. ESP BIC (Telefónica Colombia) entered into a sale with a Colombian company controlled by Kohlber Kravis Roberts - KKR (Onnet Fibra Colombia S.A.S) for the sale and purchase of certain fiber assets owned by Telefónica Colombia and for the provision of wholesale connectivity services by Onnet Fibra Colombia S.A.S to Telefónica Colombia, the development of activities of deployment of fiber network, and other associated services. On January 11, 2022, once the corresponding authorizations from the regulatory authorities were obtained and after the fulfillment of certain agreed conditions, the transaction was completed (see Note 10).

Telefónica Móviles El Salvador

On October 14, 2021, Telefónica Centroamérica Inversiones, S.L. (60% of which is held, directly and indirectly, by Telefónica and 40% by Corporación Multi Inversiones) reached an agreement with General International Telecom Limited for the sale of the entire share capital of Telefónica Móviles El Salvador, S.A. de C.V.

On January 13, 2022, after the satisfaction of the closing conditions and once the relevant regulatory approvals were obtained, Telefónica Centroamérica Inversiones, S.L transferred its stake (99.3%) in Telefónica Móviles El Salvador to General International Telecom El Salvador, S.A. de C.V. for an amount of 139 million U.S. dollars (approximately 121 million euros at the exchange rate at such date).

The breakdown of assets and liabilities of Telefónica Móviles El Salvador classified as Non-current assets and disposal groups held for sale and associated liabilities in the consolidated statement of financial position at December 31, 2021 was as follows:

2021	
Millions of euros	**T. Móviles El Salvador**
Non-current assets	**211**
Intangible assets	39
Goodwill	38
Property, plant and equipment	79
Rights of use	44
Financial assets and other non-current assets	7
Deferred tax assets	4
Current assets	**42**
Inventories	7
Receivables and other current assets	25
Tax receivables	3
Other current financial assets	1
Cash and cash equivalents	6
Non-current liabilities	**63**
Non-current financial liabilities	8
Non-current lease liabilities	37
Payable and other non-current liabilities	1
Deferred tax liabilities	10
Non-current provisions	7
Current liabilities	**71**
Current financial liabilities	27
Current lease liabilities	12
Payables and other current liabilities	32

Note 31. Events after the reporting period

The following events regarding the Telefónica Group took place between December 31, 2022 and the date of authorization for issue of the accompanying consolidated financial statements:

- On January 13, 2023, the first annual extension of the sustainability-linked syndicated loan facility for 5,500 million euros of Telefónica, S.A. was exercised. The new expiration date is January 13, 2028.
- On January 18, 2023, Telefónica informed that, once the corresponding regulatory and competition approvals were obtained, Pontel Participaciones, S.L., Telefónica's subsidiary held 83.35% by Telefónica and 16.65% by Pontegadea Inversiones, S.L., acquired 40% of the share capital of Telxius Telecom, S.A. from Taurus Bidco S.à r.l. (a company managed by KKR). As a result of the transaction, Pontel Participaciones, S.L., which held the remaining 60% of Telxius Telecom, S.A.'s share capital, has become the sole shareholder of Telxius Telecom, S.A. Likewise, Pontegadea Inversiones, S.L. increased its holding in Pontel Participaciones, S.L. to 30% and Telefónica has now a 70% stake.
- On January 23, 2023, Telefónica Emisiones, S.A.U. redeemed 1,277 million euros of its notes issued on January 22, 2013. These notes were guaranteed by Telefónica, S.A.
- In January 2023, Telefónica Europe, B.V. carried out the following transactions related to its capital structure:
    - a new issue amounting to 1,000 million euros, guaranteed by Telefónica, S.A. An amount equal to the net proceeds of the issue of the securities will be subject to specific eligibility criteria to be applied to finance new or refinance existing projects, as detailed in Telefónica's SDG Framework. The settlement took place on February 2, 2023; and
    - a tender offer for the following hybrid instruments: (i) any outstanding 1,250 million euros Undated 5.7 Year Non-Call Deeply Subordinated Guaranteed Fixed Rate Reset Securities (the "September 2023 Notes") and (ii) any outstanding 1,000 million euros Undated 10 Year Non-Call Deeply Subordinated Guaranteed Fixed Rate Reset Securities (the "March 2024 Notes"), irrevocably guaranteed by Telefónica, S.A. Telefónica Europe, B.V. accepted the purchase in cash of the tendered securities for an aggregate principal amount, with respect to the September 2023 Notes, of 388 million euros, and an aggregate principal amount, with respect to the March 2024 Notes, of 612 million euros. The tender offer settled on February 3, 2023.
- On February 14, 2023, Telefónica, S.A. signed a bilateral loan of 150 million euros and maturing in 2033.

Note 32. Additional note for English translation

These consolidated financial statements were originally prepared in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

Appendix I: Scope of consolidation

The main companies of the Telefónica Group

The table below lists the main companies comprising the Telefónica Group at December 31, 2022 and the main investments consolidated using the equity method.

Included for each company are the company name, corporate purpose, country, functional currency, share capital (in millions of functional currency units), the Telefónica Group's effective shareholding and the company or companies through which the Group holds a stake.

Parent Company

Telefónica, S.A.

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Telefónica Spain					
Telefónica de España, S.A.U. Telecommunications service provider	Spain	EUR	1,024	100%	Telefónica, S.A.
Telefónica Móviles España, S.A.U. Wireless communications services provider	Spain	EUR	209	100%	Telefónica, S.A.
Teleinformática y Comunicaciones, S.A.U. (Telyco) Promotion, marketing and distribution of telephone and telematic equipment and services	Spain	EUR	8	100%	Telefónica España Filiales, S.A.
Telefónica Soluciones de Informática y Com. de España S.A.U. Telecommunications systems, networks and infrastructure engineering	Spain	EUR	2	100%	Telefónica de España, S.A.U.
Telefónica Soluciones de Outsourcing, S.A. Promotion and networks management	Spain	EUR	1	100%	Telefónica España Filiales, S.A.
Telefónica Servicios Integrales de Distribución S.A.U. Logistic service provider	Spain	EUR	2	100%	Telefónica de España, S.A.U.
Telefónica España Filiales, S.A. Organization and operation of multimedia service-related business	Spain	EUR	226	100%	Telefónica, S.A.
Telefónica Servicios Audiovisuales, S.A.U. Provision of all type of audiovisual telecommunications services	Spain	EUR	6	100%	Telefónica España Filiales, S.A.
Telefónica Broadcast Services, S.L.U. DSNG-based transmission and operation services	Spain	EUR	—	100%	Telefónica España Filiales, S.A.
TBSC Barcelona Producciones, S.L.U. Provision of audiovisual telecommunications services	Spain	EUR	—	100%	Telefónica Broadcast Services, S.L.U.
Telefónica Audiovisual Digital, S.L.U. Provision of all type of audiovisual telecommunications services	Spain	EUR	46	100%	Telefónica España Filiales, S.A.
Telefónica Global Technology, S.A.U. Global management and operation of IT systems	Spain	EUR	16	100%	Telefónica España Filiales, S.A.
Telefónica Educación Digital, S.L. Vertical e-learning portal	Spain	EUR	1	100%	Telefónica España Filiales, S.A.

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Telefónica Spain (cont.)					
Bluevia Fibra, S.L. Operations and exploitation of FTTH network and other connectivity services.	Spain	EUR	68	55%	Telefónica España Filiales, S.A. (30%) Telefónica Infra, S.L. (25%)
Solar360 Soluciones de Instalacion y Mantenimiento S.L. Marketing and management in the installation, sale and maintenance of photovoltaic equipment	Spain	EUR	—	51%	Telefónica de España, S.A.U.
Telefónica Germany					
Telefónica Deutschland Holding A.G Holding company	Germany	EUR	2,975	70.58%	Telefónica Germany Holdings Limited (69.22%) Telefónica, S.A. (1.36%)
Telefónica Germany GmbH & Co. OHG Wireless communications services operator	Germany	EUR	51	70.58%	Telefónica Deutschland Holding A.G (70.57%) T. Germany Management, GmbH (0.01%)
E-Plus Service GmbH Wireless communications services operator	Germany	EUR	—	70.58%	Telefónica Germany GmbH & Co. OHG
Telefónica Germany Business Sales GmbH Technological and consulting services in Big Data provider	Germany	EUR	—	70.58%	Telefónica Germany GmbH & Co. OHG
O2 Telefónica Deutschland Finanzierungs GmbH Integrated cash management, consulting and financial support for Group companies	Germany	EUR	—	70.58%	Telefónica Germany GmbH & Co. OHG
Telefónica Brazil					
Telefônica Brasil, S.A. Wireline telephony operator	Brazil	BRL	63,571	74.79%	Telefónica Latinoamérica Holding, S.L. (36.31%) Telefónica, S.A. (37.83%) Telefónica Chile, S.A. (0.06%)
Terra Networks Brasil, Ltda. ISP and portal	Brazil	BRL	136	74.79%	Telefônica Brasil, S.A.
Telefônica Infraestructura e Segurança Brasil Ltda. Security services and systems	Brazil	BRL	289	74.79%	Terra Networks Brasil, Ltda.
Garliava RJ Infraestrutura e Redes de Telecomunicacoes S.A. Wireline telephony operator	Brazil	BRL	1,121	74.79%	Telefônica Brasil, S.A.
Vivo ventures fundo de investimento em participacoes multiestrategia. Investment funds	Brazil	BRL	21	75.29%	Telefônica Brasil, S.A. (73.29%) Telefonica Open Innovation S.L (2.00%)
Vita IT Comércio e Serviços de Soluções em TI Ltda. Technical support, maintenance and other IT services	Brazil	BRL	2	74.79%	Telefônica Infraestructura e Segurança Brasil Ltda.
Telefónica Hispam					
Telefónica Hispanoamérica, S.A. Holding company	Spain	EUR	78	100%	Telefónica, S.A.
TLH Holdco, S.L. Holding company	Spain	EUR	85	100%	Telefónica, S.A.

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Telefónica Hispam (cont.)					
Telefónica Venezolana, C.A. Wireless communications operator	Venezuela	VED	394	100%	Telefónica Hispanoamérica, S.A. (86.72%) Comtel Comunicaciones Telefónicas, S.A. (2.56%)
Colombia Telecomunicaciones S.A. ESP BIC Communications services operator	Colombia	COP	3,410	67.5%	Telefónica Hispanoamérica, S.A.
Operaciones Tecnológicas y Comerciales S.A.S Communications services operator	Colombia	COP	3,330	67.5%	Colombia Telecomunicaciones S.A. ESP BIC
Pegaso Pcs S.A. de C.V. Communications services operator	Mexico	MXN	1,405	100%	Telefónica Hispanoamérica, S.A. (99.95%) Celular de Telefonía S.A. de CV. (0.05%)
Terra Networks México, S.A. de C.V. ISP, portal and real-time financial information services	Mexico	MXN	305	100%	Telefónica Hispanoamérica, S.A.
Fisatel México, S.A. de C.V. SOFOM E.N.R. Integrated cash mangement, consulting and financial support for Group companies	Mexico	MXN	3,505	100%	Telefónica Hispanoamérica, S.A. (99.99%) Pegaso Pcs S.A. de CV. (0.01%)
Otecel, S.A. Wireless communications services provider	Ecuador	USD	183	100%	Telefónica Hispanoamérica, S.A.
Telefónica de Argentina, S.A. Telecommunications service provider	Argentina	ARS	239,296	100%	Telefónica Móviles Argentina, S.A. (77.64%) TLH Holdco, S.L. (22.36%)
Telefónica Móviles Argentina, S.A. Telecommunications service provider	Argentina	ARS	27,201	100%	TLH Holdco, S.L.
Telefónica Móviles Chile, S.A. Wireless communications services operator	Chile	CLP	1,364,872	100%	Inversiones Telefónica Internacional Holding SpA. (98.96%) Telefónica Hispanoamérica, S.A. (1.04%)
Telefónica Chile, S.A. Local and international long distance telephony services provider	Chile	CLP	809,773	99.34%	Telefónica Móviles Chile, S.A.
Telefónica Chile Holdings, S.L.U. Holding Company	Chile	CLP	—	100%	Telefónica Hispanoamérica, S.A.
Telefónica del Perú, S.A.A. Local, domestic and international long distance telephone service provider	Peru	PEN	2,107	98.94%	Telefónica Hispanoamérica, S.A.
Media Networks Latin America, S.A.C Telecommunications research activities and proyects	Peru	PEN	158	100%	Telefónica Latinoamérica Holding, S.L.
Telefónica Móviles del Uruguay, S.A. Wireless communications and services operator	Uruguay	UYU	1,107	100%	Telefónica Hispanoamérica, S.A.
Other companies					
Telefónica Infra, S.L. Holding company	Spain	EUR	12	100%	Telefónica , S.A.
Telefónica Infra Germany GmbH Broadband telecommunications operator	Germany	EUR	—	100%	Telefónica Infra, S.L.

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Other companies (cont.)					
Telefónica O2 Holdings Ltd. Holding company	United Kingdom	GBP	9	100%	Telefónica, S.A. (99.99%) Telefónica Capital S.A. (0.01%)
MmO2 Ltd. Holding company	United Kingdom	GBP	—	100%	Telefónica O2 Holding Ltd.
O2 International Holdings Ltd. Holding company	United Kingdom	GBP	—	100%	O2 (Europe) Ltd.
O2 (Netherlands) Holdings BV. Holding company	Netherlands	EUR	—	100%	O2 International Holdings Ltd.
Telefónica Germany Holdings Ltd. Holding company	United Kingdom	EUR	3,463	100%	O2 (Europe) Ltd.
O2 (Europe) Ltd. Holding company	United Kingdom	EUR	6,895	100%	Telefónica, S.A.
Telefónica International Holding, B.V Holding company	Netherlands	EUR	—	100%	Telefónica Latinoamérica Holding, S.L.
Telefónica Latinoamérica Holding, S.L. Sociedad holding	Spain	EUR	291	100%	Telefónica, S.A.
Telefónica Global Solutions, S.L.U. International service provider	Spain	EUR	1	100%	Telefónica, S.A
Telefonica Global Solutions USA, Inc. Provision of telecommunications services	USA	USD	202	100%	Telefónica Global Solutions, S.L.U.
Telefónica Global Solutions Germany GmbH. International service provider	Germany	EUR	—	100%	Telefónica Global Solutions, S.L.U.
Telefónica Global Solutions México, S.A. de C.V. Carrying out research activities and projects in the field of telecommunications	Mexico	MXN	31	100%	Telefónica Global Solutions, S.L.U.
Telefónica Digital España, S.L. Developer Telco Services Holding Company	Spain	EUR	26	100%	Telefónica, S.A
Telefónica Digital Ltd. Developer Telco Services	United Kingdom	GBP	45	100%	Telefónica Digital España, S.L.
Telefonica Open Innovation S.L. Talent identification and development in ICT.	Spain	EUR	2	100%	Telefónica Digital España, S.L.
Wayra Chile Tecnología e Innovación Limitada Technological innovation based business project development	Chile	CLP	29,899	100%	Telefonica Open Innovation S.L.
Wayra Brasil Desenvolvedora e Apoiadora de Projetos Ltda Technological innovation based business project development	Brazil	BRL	52	100%	Telefonica Open Innovation S.L.
WY Telecom, S.A. de C.V. Talent identification and development in ICT	Mexico	MXN	173	100%	Telefonica Open Innovation S.L.
Wayra Argentina, S.A. Talent identification and development in ICT	Argentina	ARS	1,133	100%	Telefonica Open Innovation S.L. (95%) Telefónica, S.A. (5%)
Wayra Colombia, S.A.S. Technological innovation based business project development	Colombia	COP	2,304	100%	Telefonica Open Innovation S.L.
Proyecto Wayra, C.A. Commercial, industrial and mercantile activities	Venezuela	VED	2	100%	Telefónica Venezolana, C.A.
Wayra Perú Aceleradora de Proyectos, S.A.C. Technological innovation based business project development	Peru	PEN	28	100%	Telefonica Open Innovation S.L.

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Other companies (cont.)					
Wayra UK Ltd. Technological innovation based business project development	United Kingdom	GBP	—	100%	Telefonica Open Innovation S.L.
Terra Networks Perú, S.A. ISP and portal	Peru	PEN	10	100%	Telefónica Latinoamérica Holding, S.L.
Terra Networks Argentina, S.A. ISP and portal	Argentina	ARS	43	100%	Telefónica Latinoamérica Holding, S.L. (99.99%) Telefónica International Holding, B.V. (0.01%)
Telfisa Global, B.V. Integrated cash management, consulting and financial support for Group companies	Netherlands	EUR	—	100%	Telefónica, S.A.
Telefónica Global Activities Holding, B.V. Holding Company	Netherlands	EUR	—	100%	Telfisa Global, B.V.
Telefónica Global Services, GmbH Purchasing services	Germany	EUR	—	100%	Group 3G UMTS Holding, GmbH
Telefónica Global Roaming, GmbH Optimization of network traffic	Germany	EUR	—	100%	Telefónica Global Services, GmbH
Group 3G UMTS Holding GmbH Holding Company	Germany	EUR	250	100%	Telefónica Global Activities Holdings, B.V
Telefónica Compras Electrónicas, S.L. Development and provision of information Society services	Spain	EUR	—	100%	Telefónica Global Services, GmbH
Telefonica Iot & Big Data Tech S.A. Provision of telemarketing services	Spain	EUR	1	100%	Telefónica Tech S.L.
Geprom Software Engineering S.L. Technical engineering services and other consultancy activities	Spain	EUR	—	100%	Telefonica Iot & Big Data Tech S.A.
Geprom Software Engineering S.A. de C.V. Technical engineering services and other consultancy activities	Mexico	MXN	—	100%	Geprom Software Engineering S.L.
Telfin Ireland DAC. Intragroup financing	Ireland	EUR	—	100%	Telefónica, S.A.
Telefónica Ingeniería de Seguridad, S.A.U. Security services and systems	Spain	EUR	8	100%	Telefónica, S.A.
TIS Hispanoamérica, S.L. Security services and systems	Spain	EUR	—	100%	Telefónica, S.A.
Telefónica Capital, S.A.U. Finance company	Spain	EUR	7	100%	Telefónica, S.A.
Lotca Servicios Integrales, S.L. Aircraft ownership and operation	Spain	EUR	17	100%	Telefónica, S.A.
Fonditel Pensiones, Entidad Gestora de Fondos de Pensiones, S.A Administration of pension funds	Spain	EUR	16	70%	Telefónica Capital, S.A.
Fonditel Gestión, Soc. Gestora de Instituciones de Inversión Colectiva, S.A. Administration and representation of collective investment schemes	Spain	EUR	2	100%	Telefónica Capital, S.A.
Telefónica Investigación y Desarrollo, S.A.U. Telecommunications research activities and projects	Spain	EUR	7	100%	Telefónica, S.A.
Telefónica Luxembourg Holding, S.à.r.L. Holding company	Luxembourg	EUR	3	100%	Telefónica, S.A.

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Other companies (cont.)					
Nova Casiopea RE S.A. Reinsurance	Luxembourg	EUR	15	100%	Telefónica Luxembourg Holding, S.à.r.L.
Telefónica Seguros y Reaseguros Compañía Aseguradora, S.A.U. Realización de operaciones de seguros directos	Spain	EUR	24	100%	Telefónica Luxembourg Holding, S.à.r.L.
Telefónica Finanzas, S.A.U. Integrated cash management, consulting and financial support for Group companies	Spain	EUR	3	100%	Telefónica, S.A.
Telefónica Correduría de Seguros y Reaseguros Compañía de Mediación, S.A. Distribution, promotion or preparation of insurance contracts	Spain	EUR	—	100%	Telefónica Finanzas, S.A.U. (TELFISA) (83.33%) Telefónica, S.A. (16.67%)
Telefónica Europe, B.V. Fund raising in capital markets	Netherlands	EUR	—	100%	Telefónica, S.A.
Telefónica Participaciones, S.A.U. Financial debt instrument issuer	Spain	EUR	—	100%	Telefónica, S.A.
Telefónica Emisiones, S.A.U. Financial debt instrument issuer	Spain	EUR	—	100%	Telefónica, S.A.
Aliança Atlântica Holding B.V. Holding company	Netherlands	EUR	150	87.4%	Telefónica, S.A. (50%) Telefônica Brasil, S.A. (37.40%)
Telefónica Serviços Empresariais do BRASIL, Ltda. Management and administrative services rendered	Brazil	BRL	63	100%	Telefónica Servicios Globales, S.L.
Telefónica Gestión Integral de Edificios y Servicios S.L. Management and administrative services rendered	Spain	EUR	29	100%	Telefónica Servicios Globales, S.L.
Tempotel, Empresa de Trabajo Temporal, S.A. Temporary employment agency	Spain	EUR	—	100%	Telefónica Servicios Globales, S.L.
O2 Worldwide Limited Wireless telecommunications activities	United Kingdom	GBP	—	100%	Telefónica, S.A.
Telefónica Servicios Globales, S.L. Sociedad Holding	Spain	EUR	1	100%	Telefónica, S.A.
Telefónica Holding Atticus, B.V. Holding company	Netherlands	EUR	—	100%	Telefónica Latinoamérica Holding, S.L.
Telefónica Soluciones de Criptografía, S.A. Engineering, research and development	Spain	EUR	—	100%	Telefónica, S.A.
Telefónica Centroamérica Inversiones ,S.L. Communications services provider	Spain	EUR	1	60%	Telefónica, S.A.
Telefónica Tech S.L. Holding Company	Spain	EUR	65	100%	Telefónica, S.A.
Telefónica Cybersecurity & Cloud Tech SL. Ciberseguridad, seguridad de información electrónica y consultoría informática	Spain	EUR	32	100%	Telefónica Tech S.L.
Telefónica Cybersecurity & Cloud Tech Chile SpA. Cybersecurity, electronic information security and IT consulting	Chile	CLP	25,301	100%	Telefónica Cybersecurity & Cloud Tech S.L.
Telefónica Tech Inc. Cybersecurity, electronic information security and IT consulting	USA	USD	9	100%	Telefónica Cybersecurity & Cloud Tech S.L.
iHackLabs Ltd. Cybersecurity, electronic information security and IT consulting	United Kingdom	GBP	—	100%	Telefónica Cybersecurity & Cloud Tech S.L.
Audertis Audit Services S.L. Provision of audit services in the areas of security, privacy and data protection	Spain	EUR	—	100%	Telefónica Cybersecurity & Cloud Tech S.L.

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Other companies (cont.)					
Govertis Advisory Services S.L. Cybersecurity, electronic information security and IT consulting	Spain	EUR	—	100%	Telefónica Cybersecurity & Cloud Tech S.L.
Telefónica Cybersecurity & Cloud Tech Colombia SAS Ciberseguridad, seguridad de información electrónica y consultoría informática	Colombia	COP	406	100%	Telefónica Cybersecurity & Cloud Tech S.L.
Telefonica Cybersecurity Tech Mexico, S.A de C.V. Cybersecurity, electronic information security and IT consulting	Mexico	MXN	48	100%	Telefónica Cybersecurity & Cloud Tech S.L.
Telefônica Cibersegurança e Tecnología do Brasil Ltda Cybersecurity, electronic information security and IT consulting	Brazil	BRL	26	100%	Telefónica Cybersecurity & Cloud Tech S.L.
Telefónica Cybersecurity & Cloud Tech Perú S.A.C Cybersecurity, electronic information security and IT consulting	Peru	PEN	30	100%	Telefónica Tech S.L.
Telefonica Cybersecurity Tech Ecuador Tctech S.A. Cybersecurity, electronic information security and IT consulting	Ecuador	USD	—	100%	Otecel, S.A. (99%) Telefónica Global Solutions Ecuador TGSE, S.A. (1%)
Telefónica Cybersecurity & Cloud Tech Deutschland GmbH Cybersecurity, electronic information security and IT consulting	Germany	EUR	—	100%	Telefónica Cybersecurity & Cloud Tech S.L.
Acens Technologies, S.L. Holding housing and telecommunications solutions Service provider	Spain	EUR	2	100%	Telefónica Cybersecurity & Cloud Tech S.L.
Altostratus Solutions, S.L. Provision of IT services	Spain	EUR	—	100%	Telefónica Cybersecurity & Cloud Tech S.L.
Telefónica Tech UK & Ireland, Limited Holding company	United Kingdom	GBP	14	100%	Telefónica Cybersecurity & Cloud Tech S.L.
Telefónica Tech UK Holdings Limited Holding company	United Kingdom	GBP	—	100%	Telefónica Tech UK & Ireland, Limited
Telefónica Tech UK TOG Limited Headquarters activities	United Kingdom	GBP	—	100%	Telefónica Tech UK Holdings Limited
Telefónica Tech UK Managed Services Limited Information technology, management and IT services consultancy	United Kingdom	GBP	—	100%	Telefónica Tech UK TOG Limited
Telefónica Tech UK Limited Information technology, management and IT services consultancy	United Kingdom	GBP	—	100%	Telefónica Tech UK TOG Limited
Telefónica Tech Northern Ireland Holdings Limited Other computer service activities	United Kingdom	GBP	1	100%	Telefónica Tech UK & Ireland, Limited
Telefónica Tech Communication & Collaboration Limited Other computer service activities	United Kingdom	GBP	—	100%	Telefónica Tech Northern Ireland Holdings Limited
Telefónica Tech Northern Ireland Limited Other computer service activities	United Kingdom	GBP	—	100%	Telefónica Tech Northern Ireland Holdings Limited
Telefónica Tech Ireland Limited Provision of IT services	Ireland	EUR	—	100%	Telefónica Tech Northern Ireland Holdings Limited
Telefónica Tech Ocean Limited Holding company	United Kingdom	GBP	—	100%	Telefónica Tech UK & Ireland, Limited.
Perpetual Topco Limited Holding company	United Kingdom	GBP	4	100%	Telefónica Tech UK & Ireland Limited

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Other companies (cont.)					
Perpetual Midco Limited Holding company	United Kingdom	GBP	4	100%	Perpetual Topco Limited
Perpetual Bidco Limited Holding company	United Kingdom	GBP	3	100%	Perpetual Midco Limited
Incremental Group Holdings Limited Holding company	United Kingdom	GBP	1	100%	Perpetual Bidco Limited
Redspire Limited Software development and information technology consultancy activities	United Kingdom	GBP	—	100%	Incremental Group Holdings Limited
Incremental Group Limited Information technology consultancy activities and other services activities	United Kingdom	GBP	—	100%	Incremental Group Holdings Limited
Adatis Group Limited Holding company	United Kingdom	GBP	—	100%	Incremental Group Holdings Limited
Adatis Consulting Limited Information technology consultancy activities	United Kingdom	GBP	—	100%	Adatis Group Limited
Adatis BG LTD Information technology consultancy activities	Bulgaria	BGN	—	100%	Adatis Consulting Limited
Adatis India Private Limited Information technology consultancy activities	India	INR	—	100%	Adatis Group Limited (99%) Adatis Consulting Limited (1%)
Kumo Analytics Limited Information technology consultancy activities	United Kingdom	GBP	—	100%	Adatis Group Limited
Adatis Managed Services Limited Information technology consultancy activities	United Kingdom	GBP	—	100%	Adatis Group Limited
BE-terna Acceleration Holding GmbH Holding company and provision of marketing, consultancy, implementation and commercialisation services for software and information technology	Germany	EUR	—	100%	Telefónica Cybersecurity & Cloud Tech SL.
BE-terna Acceleration GmbH Holding company	Germany	EUR	—	100%	BE-terna Accelera Holding
BE-terna Enhancement GmbH Holding company	Germany	EUR	—	100%	BE-terna Acceleration
BE-terna Germany GmbH Holding company	Germany	EUR	—	100%	BE-terna Enhancement
BE-terna AB (Sweden) Technology services	Sweden	SEK	—	100%	BE-terna Enhancement
Boydak Automation AG Technology services	Switzerland	CHF	—	100%	BE-terna Enhancement
BE-terna ApS (Denmark) Computer programming activities	Denmark	DKK	—	100%	BE-terna Enhancement
BE-terna B.V. (Netherlands) Technology services	Netherlands	EUR	—	100%	BE-terna ApS (Denmark)
BE-terna GmbH (Leipzig) Software production, electronic data processing, consultancy, services and project management	Germany	EUR	—	100%	BE-terna Germany GmbH
BE-terna Austria GmbH Holding company	Austria	EUR	—	100%	BE-terna Enhancement
BE-terna GmbH (Innsbruck) Services in automatic data processing and information technology	Austria	EUR	—	100%	BE-terna Austria GmbH
Pipol A/S Conduct business with international implementation of business-oriented software solutions	Denmark	DKK	1	100%	BE-terna Enhancement

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Other companies (cont.)					
BE-terna A/S (Norway) Computer programming activities	Norway	NOK	—	100%	BE- terna Enhancement
BE-terna Business Solutions GmbH Software development and consulting, distribution of corresponding products, systems and processes	Germany	EUR	—	100%	BE-terna GmbH (Innsbruck)
BE-terna Industry Solutions GmbH Sales, implementation and maintenance of international ERP products	Germany	EUR	—	100%	BE-terna GmbH (Innsbruck)
BE-terna AG (Switzerland) Service provision, analysis and optimisation of business processes, selection of business software and implementation of ERP solutions	Switzerland	CHF	—	100%	BE-terna GmbH (Innsbruck)
BE-terna Adriatic d.o.o Holding company	Slovenia	EUR	—	100%	BE-terna Austria GmbH
BE-terna d.o.o Belgrade (Serbia) Technology services	Serbia	RSD	13	100%	BE-terna Adriatic
BE-terna d.o.o Ljubijana (Slovenia) Technology services	Slovenia	EUR	—	100%	BE-terna Adriatic
BE-terna d.o.o Zagreb (Croatia) Technology services	Croatia	HRK	2	100%	BE-terna Adriatic
Pontel Participaciones, S.L. Holding company	Spain	EUR	—	83.35%	Telefónica, S.A.
Telxius Telecom, S.A. Telecommunications service provider	Spain	EUR	260	50.01%	Pontel Participaciones, S.L.
Telxius Cable América, S.A. Provision of high bandwidth communications services	Uruguay	USD	417	50.01%	Telxius Telecom, S.A.
Telxius Cable España, S.L.U. Establishment and operation of any kind of communications infrastructure and/or network	Spain	EUR	5	50.01%	Telxius Telecom, S.A.
Telxius Cable República Dominicana, S.A.S. Telecommunications service provider	Republica Dominicana	USD	6	50.01%	Telxius Cable América, S.A. (49.51%) Telxius Cable España, S.L.U. (0.50%)
Telxius Cable Argentina, S.A. Operation and deployment of telecommunications infraestructure	Argentina	USD	78	50.01%	Telxius Cable América, S.A. (49.98%) Telxius Cable España, S.L.U. (0.03%)
Telxius Cable Panamá, S.A. Installation and operation of telecommunications networks for wholesalers	Panama	USD	10	50.01%	Telxius Cable América, S.A.
Telxius Cable Puerto Rico, Inc. High capacity optical fibre network communications services	Puerto Rico	USD	14	50.01%	Telxius Cable América, S.A.
Telxius Cable USA, Inc. High bandwidth communications services	USA	USD	58	50.01%	Telxius Cable América, S.A.
Telxius Cable Ecuador, S.A. Sale of usage of data transmission capacity via an underwater optical fibre network	Ecuador	USD	5	50.01%	Telxius Cable América, S.A.
Telxius Cable Chile, S.A. Involvement in businesses related to public or private telecommunications services	Chile	USD	37	50.01%	Telxius Cable América, S.A.
Telxius Cable Guatemala, S.A. Installation and operation of telecommunications networks for wholesalers	Guatemala	USD	20	50.01%	Telxius Cable América, S.A.

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Other companies (cont.)					
Telxius Cable Perú, S.A.C. Involvement in the operation and deployment of international telecommunications services via underwater cables and others means	Peru	USD	20	50.01%	Telxius Cable América, S.A.
Telxius Cable Colombia, S.A. Supply of data transmission capacity via underwater cable system	Colombia	USD	4	50.01%	Telxius Cable América, S.A. (47.50%) Telxius Cable Chile, S.A. (0.83%) Telxius Cable Perú, S.A.C. (0.84%) Telxius Cable Guatemala, S.A. (0.83%) Telxius Cable Argentina, S.A. (0.01%)
Telxius Cable Brasil Participaçoes, Ltda. Holding company	Brazil	USD	62	50.01%	Telxius Cable América, S.A.
Telxius Cable Brasil, Ltda. Operation and deployment of telecommunications infrastructures	Brazil	USD	74	50.01%	Telxius Cable Brasil Participaçoes, Ltda.
Telxius Cable Bolivia, S.A. Establishment and operation of any kind of communications infrastructure and/or network	Bolivia	USD	4	50.01%	Telxius Cable América, S.A. (49.01%) Telxius Cable España, S.L.U. (0.5%) Telxius Cable Argentina, S.A. (0.5%)
Companies accounted for using the equity method					
VMED O2 UK Limited Integrated provider of fixed and mobile services	United Kingdom	GBP	—	50%	Telefónica O2 Holdings Limited
FiBrasil Infraestrutura e Fibra Ótica S.A. Fibre wholesale supplier	Brazil	BRL	2	43.7%	Telefônica Brasil, S.A. (18.7%) Telefónica Infra S.L. (25%)
VivaE Educação Digital S.A. Training for professional and management development	Brazil	BRL	1	37.40%	Telefônica Brasil, S.A.
HoldCo InfraCo SpA Investment in money and/or securities	Chile	CLP	25,067	39.74%	Telefónica Chile, S.A.
Infraco SpA. Operation of physical fibre optic infrastructure	Chile	CLP	25,067	39.74%	HoldCo InfraCo SpA
Telefónica Factoring España, S.A. Factoring services provider	Spain	EUR	5	50%	Telefónica, S.A.
Telefónica Factoring Do Brasil, Ltda. Factoring services provider	Brazil	BRL	5	50%	Telefónica, S.A. (40%) Telefónica Factoring España, S.A. (10)%
Telefónica Factoring Mexico, S.A. de C.V. SOFOM ENR Factoring services provider	Mexico	MXN	34	50%	Telefónica, S.A. (40.5%) Telefónica Factoring España, S.A. (9.5)%
Telefónica Factoring Perú, S.A.C. Factoring services provider	Peru	PEN	6	50%	Telefónica, S.A. (40.5%) Telefónica Factoring España, S.A. (9.5%)
Telefónica Factoring Colombia, S.A. Factoring services provider	Colombia	COP	4,000	50%	Telefónica, S.A. (40.5%) Telefónica Factoring España, S.A. (9.5%)

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Companies accounted for using the equity method (cont.)					
Telefónica Factoring Chile, SpA. Factoring services provider	Chile	CLP	547	50%	Telefónica Factoring España, S.A.
Mobile Financial Services Holding SPRL Financial services	Belgium	USD	198	50%	Telefónica Internacional Holding, B.V (26.28%) Telefónica Holding Atticus, B.V (23.72%)
Telefónica Consumer Finance, Establecimiento Financiero de Crédito, S.A. Specialised credit institution	Spain	EUR	5	50%	Telefónica, S.A.
Movistar Consumer Finance Colombia SAS. Specialised credit institution	Colombia	COP	6,000	50%	Telefónica Digital España, S.L.
Alamo Holdco S.L. Holding company	Spain	EUR	—	27%	Colombia Telecomunicaciones S.A. ESP BIC
ONNET Fibra Colombia S.A.S. Fibre wholesale supplier	Colombia	COP	45,852	27%	Alamo Holdco S.L.
The Smart Steps Data Technology Company Big data services in China	China	CNY	—	37.50%	Telefonica Iot & Big Data Tech S.A.
Internet para todos S.A.C Telecommunications service provider	Peru	PEN	364	54.09%	Telefónica del Perú, S.A.A.
Movistar Prosegur Alarmas, S.L. Private security services	Spain	EUR	—	50%	Telefónica España Filiales, S.A.
Prosegur Soluciones S.A.U. Private security services	Spain	EUR	—	50%	Movistar Prosegur Alarmas, S.L.
Buendía Producción, S.L. Service provision related to film and video production activities	Spain	EUR	—	50%	Telefónica Audiovisual Digital, S.L.U.
Buendía Estudios, S.L. Service provision related to film and video production activities	Spain	EUR	—	50%	Telefónica Audiovisual Digital, S.L.U.
Buendía Estudios Uno, S.L.U. Service provision related to film and video production activities	Spain	EUR	—	50%	Buendía Estudios, S.L.
Buendía Estudios Dos, S.L.U. Service provision related to film and video production activities	Spain	EUR	—	50%	Buendía Estudios, S.L.
Buendía Estudios Canarias, S.L.U Service provision related to film and video production activities	Spain	EUR	—	50%	Buendía Estudios, S.L.
Buendía Estudios Bizkaia, S.L. Service provision related to film and video production activities	Spain	EUR	—	50%	Buendía Estudios, S.L.
Solar360 de Repsol y Movistar S.L. Development and marketing of photovoltaic self-consumption products and/or services	Spain	EUR	—	50%	Telefónica de España, S.A.U.
UGG TopCo/HoldCo General Partner GmbH. Holding company	Germany	EUR	—	47.06%	Telefónica Infra Germany GmbH. (40%) Telefónica Deutschland Holding A.G. (7.06%)
UGG TopCo GmbH & Co KG Holding company	Germany	EUR	—	47.06%	Telefónica Infra Germany GmbH. (40%) Telefónica Deutschland Holding A.G. (7.06%)

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Companies accounted for using the equity method (cont.)					
UGG HoldCo GmbH& Co KG Holding company	Germany	EUR	—	47.06%	UGG TopCo GmbH & Co KG
UGG General Partner GmbH Holding company	Germany	EUR	—	47.06%	UGG HoldCo GmbH& Co KG
Unsere Grüne Glasfaser GmbH & Co KG Broadband telecommunications operator	Germany	EUR	—	47.06%	UGG HoldCo GmbH& Co KG
Daytona Midco S.L. Securities transactions	Spain	EUR	4	20%	Telefónica Infra, S.L.
Digital Data Centre BidCo, S.L.U. Management and administration of equity securities	Spain	EUR	4	20%	Daytona Midco S.L.
Telefónica Renting, S.A. Purchase, sale and leasing of all kinds of movable property and provision of services ancillary to the leasing thereof	Spain	EUR	—	50%	Telefónica, S.A.
Opal Holdco Limited Holding company	United Kingdom	GBP	—	50%	Telefónica Infra, S.L.
Opal Jvco Limited Holding company	United Kingdom	GBP	—	25%	Opal Holdco Limited

Main changes in the scope of consolidation for the year 2022

Acquisition of new companies

Companies/Segment/Subsidiaries	Country	Date of inclusion	% Acquisition
Telefónica Brazil			
VivaE Educação Digital S.A. Training for professional and management development	Brazil	02/28/2022	74.79%
Garliava RJ Infraestrutura e Redes de Telecomunicacoes S.A. Wireline telephony operator	Brazil	04/30/2022	74.79%
Vivo ventures fundo de investimento em participacoes multiestrategia. Fondos de inversión	Brazil	04/30/2022	74.79%
Vita IT Comércio e Serviços de Soluções em TI Ltda. Technical support, maintenance and other IT services	Brazil	10/31/2022	74.79%
Other companies			
Geprom Software Engineering S.L. Technical engineering services and other consultancy activities	Spain	01/30/2022	100%
Geprom Software Engineering S.A. de C.V. Technical engineering services and other consultancy activities	Mexico	01/30/2022	100%
Perpetual Topco Limited Holding company	United Kingdom	03/31/2022	100%
Perpetual Midco Limited Holding company	United Kingdom	03/31/2022	100%
Perpetual Bidco Limited Holding company	United Kingdom	03/31/2022	100%
Incremental Group Holdings Limited Holding company	United Kingdom	03/31/2022	100%
Redspire Limited Software development and information technology consultancy activities	United Kingdom	03/31/2022	100%
Incremental Group Limited Information technology consultancy activities and other services activities	United Kingdom	03/31/2022	100%
Adatis Group Limited Holding company	United Kingdom	03/31/2022	100%
Adatis Consulting Limited Information technology consultancy activities	United Kingdom	03/31/2022	100%
Adatis BG LTD Information technology consultancy activities	Bulgaria	03/31/2022	100%
Adatis India Private Limited Information technology consultancy activities	India	03/31/2022	100%
Kumo Analytics Limited Information technology consultancy activities	United Kingdom	03/31/2022	100%
Adatis Managed Services Limited Information technology consultancy activities	United Kingdom	03/31/2022	100%
BE-terna Acceleration Holding GmbH Holding company and provision of marketing, consultancy, implementation and commercialisation services for software and information technology	Germany	06/30/2022	100%
BE-terna Acceleration GmbH Holding company	Germany	06/30/2022	100%
BE-terna Enhancement GmbH Holding company	Germany	06/30/2022	100%
BE-terna Germany GmbH Holding company	Germany	06/30/2022	100%
BE-terna AB (Sweden) Technology services	Sweden	06/30/2022	100%
Boydak Automation AG Technology services	Switzerland	06/30/2022	100%

Companies/Segment/Subsidiaries	Country	Date of inclusion	% Acquisition
Other companies (cont.)			
BE-terna ApS (Denmark) Computer programming activities	Denmark	06/30/2022	100%
BE-terna B.V. (Netherlands) Technology services	Netherlands	06/30/2022	100%
BE-terna GmbH (Leipzig) Software production, electronic data processing, consultancy, services and project management	Germany	06/30/2022	100%
BE-terna Austria GmbH Holding company	Austria	06/30/2022	100%
BE-terna GmbH (Innsbruck) Services in automatic data processing and information technology	Austria	06/30/2022	100%
Pipol A/S Conduct business with international implementation of business-oriented software solutions	Dinamarca	06/30/2022	100%
BE-terna A/S (Norway) Computer programming activities	Norway	06/30/2022	100%
BE-terna Business Solutions GmbH Software development and consulting, distribution of corresponding products, systems and processes	Germany	06/30/2022	100%
BE-terna Industry Solutions GmbH Sales, implementation and maintenance of international ERP products	Germany	06/30/2022	100%
BE-terna AG (Switzerland) Service provision, analysis and optimisation of business processes, selection of business software and implementation of ERP solutions	Switzerland	06/30/2022	100%
BE-terna Adriatic d.o.o Holding company	Slovenia	06/30/2022	100%
BE-terna d.o.o Belgrade (Serbia) Technology services	Serbia	06/30/2022	100%
BE-terna d.o.o Ljubijana (Slovenia) Technology services	Slovenia	06/30/2022	100%
BE-terna d.o.o Zagreb (Croatia) Technology services	Croatia	06/30/2022	100%
Companies accounted for using the equity method			
Alamo Holdco S.L. Holding company	Spain	01/31/2022	27%
ONNET Fibra Colombia S.A.S. Fibre wholesale supplier	Colombia	01/31/2022	27%
Opal Holdco Limited Holding company	United Kingdom	08/31/2022	50%
Liberty Global Investment Jvco Limited Holding company	United Kingdom	08/31/2022	50%

Incorporation of companies

Companies/Segment/Subsidiaries	Country	Date of incorporation	% Acquisition
Telefónica Spain			
Bluevia Fibra, S.L. Operations and exploitation of FTTH network and other connectivity services.	Spain	06/30/2022	100%
Solar360 Soluciones de Instalacion y Mantenimiento S.L. Marketing and management in the installation, sale and maintenance of photovoltaic equipment	Spain	06/30/2022	51%
Telefónica Hispam			
TLH Holdco, S.L. Holding company	Spain	09/30/2022	100%
Other companies			
TIS Hispanoamérica, S.L. Security services and systems	Spain	10/31/2022	100%
Companies accounted for using the equity method			
Buendía Estudios Canarias, S.L.U Service provision related to film and video production activities	Spain	01/01/2022	50%
Buendía Estudios Bizkaia, S.L. Service provision related to film and video production activities	Spain	09/30/2022	50%
Solar360 de Repsol y Movistar S.L. Development and marketing of photovoltaic self-consumption products and/or services	Spain	06/30/2022	50%
Telefónica Renting, S.A. Purchase, sale and leasing of all kinds of movable property and provision of services ancillary to the leasing thereof	Spain	07/31/2022	50%

Merged companies

Companies/Segment/Subsidiaries	Country	Date	Surviving company
Telefónica Spain			
Compañía Independiente de Televisión, S.L. Provision of all type of audiovisual telecommunications services	Spain	06/30/2022	Telefónica Audiovisual Digital, S.L.U.

Divestment companies

Companies/Segment/Subsidiaries	Country	Deconsolidation date	% Sold
Telefónica Spain			
Bluevia Fibra, S.L.U. Operations and exploitation of FTTH network and other connectivity services.	Spain	12/31/2022	45%
Other companies			
Telefónica Móviles El Salvador, S.A. de C.V. Provision of wireless and international long distance communications services	El Salvador	01/31/2022	59.58%
Companies accounted for using the equity method			
VivaE Educação Digital S.A. Training for professional and management development	Brazil	04/30/2022	50%
Opal Jvco Limited Holding company	United Kingdom	12/31/2022	25%

Liquidated companies

Companies/Segment/Subsidiaries	Country	Deconsolidation date	% Shareholding
Other companies			
Telefónica Cybersecurity Tech Argentina S.A. Cybersecurity, electronic information security and IT consulting	Argentina	08/31/2022	100%
Sao Paulo Telecomunicaçoes Participaçoes Ltda Holding company	Brazil	10/31/2022	100%

Main changes in the scope of consolidation for the year 2021

Acquisition of new companies

Companies/Segment/Subsidiaries	Country	Date of inclusion	% Acquisition
Other companies			
Altostratus Solutions, S.L. Provision of IT services	Spain	06/30/2021	100%
Telefónica Cybersecurity & Cloud Tech Deutschland GmbH Cybersecurity, electronic information security and IT consulting	Germany	08/31/2021	100%
Telefónica Tech UK & Ireland, Limited Holding company	United Kingdom	07/31/2021	100%
Telefónica Tech UK Holdings Limited Holding company	United Kingdom	07/31/2021	100%
Telefónica Tech UK TOG Limited Headquarters activities	United Kingdom	07/31/2021	100%
Telefónica Tech UK Managed Services Limited Information technology, management and IT services consultancy	United Kingdom	07/31/2021	100%
Telefónica Tech UK Limited Information technology, management and IT services consultancy	United Kingdom	07/31/2021	100%
Telefónica Tech Northern Ireland Holdings Limited Other computer service activities	United Kingdom	07/31/2021	100%
Telefónica Tech Communication & Collaboration Limited Other computer service activities	United Kingdom	07/31/2021	100%
Telefónica Tech Northern Ireland Limited Other computer service activities	United Kingdom	07/31/2021	100%
Cancom Ireland Limited Provision of IT services	Ireland	07/31/2021	100%
Telefónica Tech Ocean Limited Holding company	United Kingdom	07/31/2021	100%
Companies accounted for using the equity method			
Prosegur Soluciones S.A.U. Private security services	Spain	07/31/2021	100%
Daytona Midco S.L. Securities transactions	Spain	05/31/2021	13.94%

Incorporation of companies

Companies/Segment/Subsidiaries	Country	Date of incorporation	% Acquisition
Telefónica Hispam			
HoldCo InfraCo SpA Investment in money and/or securities	Chile	04/30/2021	100%
Other companies			
Telefónica Global Solutions Germany GmbH. International service provider	Germany	03/31/2021	100%
Companies accounted for using the equity method			
Movistar Consumer Finance Colombia SAS. Specialised credit institution	Colombia	01/31/2021	50%
Buendía Estudios Uno, S.L.U. Service provision related to film and video production activities	Spain	03/31/2021	50%
Buendía Estudios Dos, S.L.U. Service provision related to film and video production activities	Spain	03/31/2021	50%
Joint ventures			
FiBrasil Infraestrutura e Fibra Ótica S.A. Fibre wholesale supplier	Brazil	03/31/2021	43.55%
VMED O2 UK Limited Integrated provider of fixed and mobile services	United Kingdom	06/30/2021	50%

Merged companies

Companies/Segment/Subsidiaries	Country	Date	Surviving company
Other companies			
Govertis Advisory Services Perú S.A.C. Cybersecurity, electronic information security and IT consulting	Peru	06/30/2021	Telefónica Cybersecurity & Cloud Tech Perú S.A.C
Cyberrange S.L. Cybersecurity, electronic information security and IT consulting	Spain	10/31/2021	Telefónica Cybersecurity & Cloud Tech SL.
Ace & Niu Consulting S.L. Cybersecurity, electronic information security and IT consulting	Spain	10/31/2021	Govertis Advisory Services S.L.
Telefónica Innovación Alpha, S.L. Electronic communications and audiovisual services provider	Spain	09/30/2021	Telefonica Open Innovation S.L.

Divestment companies

Companies/Segment/Subsidiaries	Country	Deconsolidation date	% Sold
Other companies			
Inmosites, S.A.U. Purchase and leasing of real estate related to the telecommunications infrastructure business	Spain	06/30/2021	50.01%
Telxius Torres Latam, S.L.U. Establishment and operation of any kind of communications infrastructure and/or network	Spain	06/30/2021	50.01%
Telxius Torres España, S.L.U. Establishment and operation of any kind of communications infrastructure and/or network	Spain	06/30/2021	50.01%
Telxius Towers Germany, Gmbh. Telecommunications service provider	Germany	06/30/2021	50.01%
Telxius Torres Perú S.A.C. Telecommunications service provider	Peru	06/30/2021	50.01%
Telxius Torres Chile Holding, S.A. Holding company	Chile	06/30/2021	50.01%
Telxius Torres Chile, S.A. Telecommunications service provider	Chile	06/30/2021	50.01%
Telxius Torres Brasil, Ltda. Telecommunications service provider	Brazil	06/30/2021	50.01%
Inmosites Brasil Participaçoes Imobiliarias Ltda Telecommunications service provider	Brazil	06/30/2021	50.01%
Telxius Torres Argentina, S.A. Telecommunications service provider	Argentina	06/30/2021	50.01%
Telefónica de Costa Rica TC, S.A. Wireless communications	Costa Rica	08/31/2021	100%
Companies accounted for using the equity method			
HoldCo InfraCo SpA Investment in money and/or securities	Chile	07/31/2021	60%
Joint ventures			
O2 Holdings Ltd Holding company	United Kingdom	06/30/2021	50%
Telefónica United Kingdom Ltd. Wireless communications	United Kingdom	06/30/2021	50%
Giffgaff Ltd Wireless communications services provider	United Kingdom	06/30/2021	50%
O2 Networks Ltd. Holding company	United Kingdom	06/30/2021	50%
Cornerstone Telecomunications Network sharing	United Kingdom	06/30/2021	25%
Tesco Mobile Ltd. Wireless telephony services	United Kingdom	06/30/2021	25%
Telefónica Cybersecurity Tech UK Limited Cybersecurity, electronic information security and IT consulting	United Kingdom	06/30/2021	50%

Appendix II: Board and Senior Management Compensation

TELEFÓNICA, S.A.

(Amounts in euros)

Directors	Salary[1]	Fixed remunera -tion[2]	Allowances [3]	Short-term variable remuneration[4]	Remuneration for belonging to the Board Committees[5]	Other items[6]	Total
Mr. José María Álvarez-Pallete López	1,923,100	—	—	4,198,897	—	6,085	6,128,082
Mr. Isidro Fainé Casas	—	200,000	—	—	80,000	—	280,000
Mr. José María Abril Pérez	—	200,000	9,000	—	91,200	—	300,200
Mr. José Javier Echenique Landiríbar	—	200,000	24,000	—	113,600	—	337,600
Mr. Ángel Vilá Boix	1,600,000	—	—	2,911,200	—	24,514	4,535,714
Mr. Juan Ignacio Cirac Sasturain	—	120,000	30,000	—	33,600	—	183,600
Mr. Peter Erskine	—	120,000	19,000	—	113,600	—	252,600
Ms. Carmen García de Andrés	—	120,000	32,000	—	33,600	—	185,600
Ms. María Luisa García Blanco	—	120,000	32,000	—	44,800	—	196,800
Mr. Peter Löscher	—	120,000	23,000	—	113,600	—	256,600
Ms. Verónica Pascual Boé	—	120,000	7,000	—	11,200	—	138,200
Mr. Francisco Javier de Paz Mancho	—	120,000	33,000	—	124,800	—	277,800
Mr. Francisco José Riberas Mera	—	120,000	—	—	—	—	120,000
Ms. María Rotondo Urcola	—	120,000	20,000	—	22,400	—	162,400
Ms. Claudia Sender Ramírez	—	120,000	18,000	—	22,400	—	160,400

1Salary: Regarding Mr José María Álvarez-Pallete López and Mr Ángel Vilá Boix, the amount includes the non-variable remuneration earned from their executive functions.
2Fixed remuneration: Amount of the compensation in cash, with a pre-established payment periodicity, whether or not it can be consolidated over time, earned by the member for his/her position on the Board, regardless of the effective attendance of the member to board meetings.
3 Allowances: Total amount of allowances for attending Advisory or Steering Committee meetings.
4Short-term variable remuneration (bonuses): Variable amount linked to the performance or achievement of a series of individual or group objectives (quantitative or qualitative) within a period of time equal to or less than a year, corresponding to the year 2022 and to be paid in the year 2023. In reference to the bonus corresponding to 2021, which was paid in 2022, Executive Board Member Mr José María Álvarez-Pallete López received 3,807,738 euros and Executive Board Member Mr Ángel Vilá Boix received 2,640,000 euros.
[5]Remuneration for belonging to the Board Committees: Amount of items other than allowances, which the directors are beneficiaries through their position on the Executive Commission and the Advisory or Steering Committees, regardless of the effective attendance of the board member such Committee meetings.
[6]Other concepts: This includes, among others, the amounts received as remuneration in kind (general medical and dental coverage and vehicle insurance), paid by Telefónica, S.A.

The following table breaks down the amounts accrued and/or received from other companies of the Telefónica Group other than Telefónica, S.A. individually, by the Board Members of the Company, by the performance of executive functions or by their membership to the Board of Directors of such companies:

OTHER COMPANIES OF THE TELEFÓNICA GROUP

(Amounts in euros)

Directors	Salary[1]	Fixed remunera -tion[2]	Allowances[3]	Short-term variable remuneration[4]	Remuneration for belonging to the Board Committees[5]	Other items[6]	Total
Mr. José María Álvarez-Pallete López	—	—	—	—	—	—	—
Mr. Isidro Fainé Casas	—	—	—	—	—	—	—
Mr. José María Abril Pérez	—	—	—	—	—	—	—
Mr. José Javier Echenique Landiríbar	—	90,000	—	—	—	87,500	177,500
Mr. Ángel Vilá Boix	—	—	—	—	—	—	—
Mr. Juan Ignacio Cirac Sasturain	—	—	—	—	—	90,457	90,457
Mr. Peter Erskine	—	80,000	—	—	—		80,000
Ms Carmen García de Andrés	—	—	—	—	—	—	—
Ms. María Luisa García Blanco	—	—	—	—	—	87,500	87,500
Mr. Peter Löscher	—	119,000	—	—	—	—	119,000
Ms. Verónica Pascual Boé	—	—	—	—	—	60,457	60,457
Mr. Francisco Javier de Paz Mancho	—	170,727	—	—	—	155,000	325,727
Mr. Francisco José Riberas Mera	—	—	—	—	—	—	—
Ms. María Rotondo Urcola	—	—	—	—	—	—	—
Ms. Claudia Sender Ramírez	—	—	—	—	—	127,957	127,957

1. Salary: Amount of non-variable remuneration earned by the Director from other companies of the Telefónica Group for his/her executive functions.
2. Fixed remuneration: Amount of the compensation in cash, with a pre-established payment periodicity, subject to consolidation over time or not, earned by the member for his/her position on the boards of other companies of the Telefónica Group.
3. Allowances: Total amount of the allowances for attending the board meetings of other companies of the Telefónica Group.
4. Variable short-term remuneration (bonuses): Variable amount linked to the performance or achievement of a series of individual or group objectives (quantitative or qualitative) within a period of time equal to or less than a year, corresponding to the year 2022 and to be paid in the year 2023 by other companies of the Telefónica Group.
5. Remuneration for belonging to the Board Committees of other companies of the Telefónica Group: Amount of items other than allowances, which the directors are beneficiaries through their position on the Advisory or Steering Committees of other companies of the Telefónica Group, regardless of the effective attendance of the board member such Committee meetings.
6. Other concepts: This includes, among others, the amounts received as remuneration in kind (general medical and dental coverage and vehicle insurance), paid by other companies of the Telefónica Group. Also included are the amounts received for membership of the Advisory Boards of Telefónica España, Telefónica Hispanoamérica, Telefónica Tech and Telefónica Ingeniería de Seguridad.

Additionally, as mentioned in the Remuneration Policy section, the Executive Board Members have a series of Assistance Services. Below, the contributions made during 2022 are detailed for the Company to long-term savings systems (Pension Plans and Social Welfare Plan):

LONG-TERM SAVINGS SYSTEMS

(Amounts in euros)

Directors	Contributions for fiscal year 2022
Mr. José María Álvarez-Pallete López	673,085
Mr. Ángel Vilá Boix	560,000

The breakdown of the long-term saving systems includes contributions to Pension Plans, to the Benefit Plan and to the Unit link-type Insurance, as set out below:

(Amounts in euros)

Directors	Contribution to Pension Plans	Contribution to Executive Social Welfare Plan[1]	Contributions to Unit link-type Insurance/ Pension Plan Surplus[2]
Mr. José María Álvarez-Pallete López	7,574	540,968	124,543
Mr. Ángel Vilá Boix	6,721	487,840	65,439

1. Contributions to the Executive Social Welfare Plan established in 2006, financed exclusively by the Company, to complement the current Pension Plan, which involves defined contributions equivalent to a certain percentage of the fixed remuneration of the Director, depending on the professional levels in the organization of the Telefónica Group.
2. Contributions to Unit link-type Insurance/Pension Plan Surplus: In 2015 and 2021, applicable law reduced the financial and tax limits of the contributions to Pension Plans; for this reason, in order to compensate for the difference in favor of the Beneficiaries, a Unit-link type group insurance policy was arranged to channel such differences that occur during each fiscal year.
This Unit-link type insurance is arranged with the entity Plus Ultra, Seguros Generales y Vida, S.A. de Seguros y Reaseguros (after the merger through absorption of Seguros de Vida y Pensiones Antares, S.A.U. by Plus Ultra), and covers the same contingencies as those of the "Pension Plan" and the same exceptional liquidity events in case of serious illness or long-term unemployment.

The 2022 amounts for life insurance premiums were as follows:

LIFE INSURANCE PREMIUMS

(Amounts in euros)

Directors	Life insurance premiums
Mr. José María Álvarez-Pallete López	74,699
Mr. Ángel Vilá Boix	58,820

REMUNERATION PLANS BASED ON SHARES

As regards to remuneration plans based on shares (involving Executive Directors), the following long-term variable remuneration plans were in existence during the year 2022:

The so-called **Performance Share Plan ("PSP"), made up of three cycles (2018-2021; 2019-2022; 2020-2023),** approved by the General Shareholders' Meeting held on June 8, 2018.

The maximum number of Telefónica shares to be delivered depends (i) 50% of the compliance with the targets set out for Total Shareholder Return ("TSR") on Telefónica, S.A. shares with respect to the TSRs of a comparison group of companies in the telecommunications sector weighted according to their relevance to Telefónica, and (ii) 50%, of the Free Cash Flow (the "FCF") of the Telefónica Group.

The target measurement period for the First Cycle started on January 1, 2018 and ended on December 31, 2020, resulting in a weighted payout ratio of 50%. Notwithstanding the foregoing, the Executive Chairman stated to the Nominating, Compensation and Corporate Governance Committee, at its meeting of February 23, 2021, that he considered it appropriate to propose his waiver of the incentive, as a gesture of responsibility towards the company, customers, shareholders and employees of Telefónica, as well as a measure of prudence following the economic effects derived from COVID-19. The CEO expressed the same view. The resignation was accepted by the Board of Directors.

The target measurement period for the Second Cycle started on January 1, 2019 and ended on December 31, 2021, resulting in a weighted payout ratio of 50%.The evaluation of the degree of compliance was carried out on the basis of the evolution of the share price, as well as the audited results of the Company. Thus, at the end of the Plan's Second Cycle, Executive Directors received 234,000 gross shares in the case of the Executive Chairman, Mr. José María Álvarez-Pallete López, and 173,500 gross shares in the case of the Chief Operating Officer (C.O.O.) Mr. Ángel Vilá Boix.

The target measurement period of the Third and last Cycle started on January 1, 2020 and ended on December 31, 2022.

This Cycle had a maximum of 465,000 shares allocated on January 1, 2020, to the executive Directors, with a unit fair value of 3.2136 euros per share for FCF ("Free Cash Flow") and 1.6444 euros for TSR ("Total Shareholder Return"). At the end of the cycle date, Kepler has submitted the Nominating, Compensation and Good Governance Committee the calculation of Total Shareholder Return for Telefónica, S.A., which has concluded below the median according to the performance scale. Therefore, there is no right to perceive the number of shares linked to the relative TSR objective.

With respect to Free Cash Flow objective, considering the partial fulfillment of 2020, 2021 and 2022, the average weighted payment coefficient is 50%. Performance assessment has been carried out based on the results audited both by independent and internal auditors of the Company, analyzed firstly by the Audit and Control Committee and subsequently submitted to the Nominating, Compensation and Corporate Governance Committee and approved by the Board of Directors.

Thus, at the end of the Plan's Third and last Cycle, Executive Directors are entitled to receive 133,500 gross shares in the case of the Executive Chairman, Mr. José María Álvarez-Pallete López, and 99,000 gross shares in the case of the Chief Operating Officer (C.O.O.) Mr Ángel Vilá Boix.

On the other hand, the denominated **Performance Share Plan (PSP), consisting of three cycles (2021-2024; 2022- 2025; 2023-2026),** approved by the Ordinary General Meeting of Shareholders held on April 23, 2021, was also in force during the financial year 2022.

There were two Cycles of the Plan in force during the 2022 financial year. The First Cycle, which started on January 1, 2021 and will end on December 31, 2023. If targets are met, the shares will be delivered in 2024. And the Second Cycle, which started on January 1, 2022 and will end on December 31, 2024. If targets are met, the shares will be delivered in 2025.

In both Cycles, the number of Telefónica, S.A. shares that, within the established maximum, could be delivered, as the case may be, to the Participants, is conditioned and is determined based on the compliance of the established targets: 50% of the compliance of the Total Shareholder Return objective (the TSR) of the Telefónica, S.A. share, 40% of the generation of Free Cash Flow of the Telefónica Group (the FCF), and 10% of the Neutralization of CO2 Emissions.

To determine compliance with the TSR target and calculate the specific number of shares to be delivered for this concept, the performance of the TSR on Telefónica, S.A.'s shares will be measured during the measurement period of each three-year cycle, in relation to the TSRs experienced by certain companies in the telecommunications sector, weighted according to their relevance to Telefónica, S.A., which for purposes of the Plan will constitute a comparison group (hereinafter the "Comparison Group"). The companies included in the Comparison Group are listed below: América Móvil, BT Group, Deutsche Telekom, Orange, Telecom Italia, Vodafone Group, Proximus, Koninklijke KPN, Millicom, Swisscom, Telenor, TeliaSonera, TIM Brasil, and Liberty Global.

With regard to complying with the TSR objective, the Plan will foresee that the number of shares to be delivered associated with meeting this objective will range from 15% of the number of theoretical shares assigned, assuming that the TSR performance of Telefónica, S.A. shares is at least the median of the comparison group, to 50% if the performance is in the third quartile or above in the Comparison Group, with the percentage calculated by linear interpolation for cases falling between the median and third quartile.

In order to determine the compliance with the FCF objective and calculate the specific number of shares to be delivered for this concept, the FCF level generated by the Telefónica Group during each year will be measured and compared to the value set in the budgets approved by the Board of Directors for each financial year.

With regard to the FCF, for each of the two cycles in force during the fiscal year 2022, the Board of Directors, at the proposal of the Appointments, Remunerations and Corporate Governance Committee, determined a scale of achievement that includes a minimum threshold of 90% compliance, below which no incentive is paid and compliance with which will entail the delivery of 20% of the theoretical shares assigned, and a maximum level of 100% compliance, which will entail the delivery of 40% of the theoretical shares assigned.

To determine compliance with the CO2 Emissions Neutralization target and calculate the specific number of shares to be delivered for this item, the level of CO2 emissions neutralization achieved at the end of the cycle will be measured, with the incentive being paid upon reaching a certain level of scope 1 + 2 emissions reduction.

The level of direct and indirect CO2 emissions from our daily activity shall be calculated according to the following:

CO2 Emission = Activity x Emission Factor, where:
- Activity: Amount of energy, fuel, gas, etc. consumed by the Company.
- Emission Factor: Amount of CO2 emitted to the atmosphere by the consumption of each unit of activity.

The emission factor provided by official sources (European Union, Ministries, CNMC, etc.) is used for electricity and the GHG Protocol emission factors are used for fuels.

At the beginning of both cycles, the Board of Directors, at the proposal of the Appointments, Remunerations and Corporate Governance Committee, determined a scale of achievement that includes a minimum threshold of 90% compliance, below which no incentive is paid and compliance with which will entail the delivery of 5% of the theoretical shares assigned, and a maximum level of 100% compliance, which will entail the delivery of 10% of the theoretical shares assigned. In addition, a minimum level of emission reductions of Scope 1 + 2 will need to be achieved for the incentive to be paid.

In any case, 100% of the shares delivered under the Plan to the Executive Directors and other Participants as determined by the Board of Directors shall be subject to a two-year holding period.

In addition, in accordance with the provisions of the Remuneration Policy for Directors of Telefónica, SA, the Executive Directors must maintain (directly or indirectly) a number of shares (including those delivered as remuneration) equivalent to two years of their Gross Fixed Remuneration, as long as they continue to belong to the Board of Directors and perform executive functions. Until such time as this requirement is met, the holding period for any shares delivered under the Plan to Executive Directors will be three years.

The maximum number of allocated shares to be delivered in the event of maximum compliance with the TSR (Total Shareholder Return), FCF (Free Cash Flow) and CO2 Emission Neutralization targets set for the First and Second Cycle of the Plan is shown below.

PSP - First Cycle / 2021-2024

Directors	Maximum number of shares (*)
Mr. José María Álvarez-Pallete López	1,094,000
Mr. Ángel Vilá Boix	819,000

(*) Maximum possible number of shares to be received in case of maximum completion of TSR, FCF and Neutralization of CO2 Emissions target.

In any case, it is noted that no shares have been delivered to Executive Directors under the first cycle of the PSP and that the above table only reflects the number of potentially deliverable shares, without in any way implying that all or part of the shares will actually be delivered.

PSP - Second Cycle / 2022-2025

Directors	Maximum number of shares (*)
Mr. José María Álvarez-Pallete López	995,000
Mr. Ángel Vilá Boix	745,000

(*) Maximum possible number of shares to be received in case of maximum completion of TSR, FCF and Neutralization of CO2 Emissions target.

In any case, it is noted that no shares have been delivered to Executive Directors under the second cycle of the PSP and that the above table only reflects the number of potentially deliverable shares, without in any way implying that all or part of the shares will actually be delivered.

On the other hand, Telefónica, S.A. General Meeting of Shareholders held on April 8, 2022, approved a new Global Telefónica, S.A. Incentive Share Purchase Plan for Telefónica Group Employees, in which the Executive Directors participate as a token of their commitment to the Company and in order to encourage other employees to participate in the Global Plan. The Plan will end in March 2024, and the maximum amount that each employee can allocate to it is 1,800 euros.

In addition, it should be noted that the external directors of the company do not perceive nor have perceived remuneration during the year 2022 in concept of pensions or life insurance, nor do they participate in compensation plans referenced to the value of the share price.

Furthermore, the company does not grant nor has granted during the year 2022, an advance, loan or credit in favor of its Board Members or its Senior Management, complying with the requirements of the Sarbanes-Oxley Act published in the United States, which is applicable to Telefónica as a listed company in this market.

Remuneration of the Company's Senior Management

As for the Directors who made up the Senior Management[1] of the company in the year 2022, excluding those who form an integral part of the Board of Directors, have accrued a total amount of 9,381,900 euros during the 2022 fiscal year.

In addition, and in terms of long-term savings systems, the contributions made by the Telefónica Group during the year 2022 to the Social Security Plan described in the "Income and expenditure" note with regard to these directors increased to 943,754 euros; the contributions corresponding to the Pension Plan increased to 214,600 euros; the contributions to the Seguro Unit link-Excess Pension Fund increased to 112,712 euros.

Furthermore, the amount related to the remuneration in kind (which includes the fees for life insurance and other insurance, such as the general medical and dental coverage, and vehicle insurance) was 185,657 euros.

On the other hand, regarding share-based remuneration plans, during the year 2022, there were in force the following long-term variable remuneration plans:

The so-called **"Performance Share Plan" ("PSP"), made up of three cycles (2018-2021; 2019-2022; 2020-2023)**, approved by the General Shareholders' Meeting held on June 8, 2018.

The target measurement period of the First Cycle started on January 1, 2018 and ended on December 31, 2020,

resulting in a weighted payment coefficient of 50%.Consequently, the number of shares corresponding to the First Cycle (2018-2021) of the Performance Share Plan that were delivered in the 2021 financial year to the Company's Senior Executives amounted to 220,085 gross shares.

The target measurement period of the Second Cycle started on January 1, 2019 and ended on December 31, 2021, resulting in a weighted payment coefficient of 50%. Consequently, the number of shares corresponding to the Second Cycle (2019-2022) of the Performance Share Plan that were delivered in the 2022 financial year to the Company's Senior Executives amounted to 256,246 gross shares.

The target measurement period of the Third and last Cycle started on January 1, 2020 and ended on December 31, 2022. This cycle had a maximum of 316,762 shares allocated on January 1, 2020 to the group of directors forming part of the Company's Senior Management, with a unit fair value of 3.2136 euros per share for FCF and 1.6444 euros for TSR. At the end of the cycle date, Kepler has submitted the Nominating, Compensation and Good Governance Committee the calculation of TSR for Telefónica, S.A., which has concluded below the median according to the performance scale. Therefore, there is no right to perceive the number of shares linked to the relative TSR objective.

With respect to Free Cash Flow objective, considering the partial fulfillment of 2020, 2021 and 2022, the average weighted payment coefficient is 50%. Performance assessment has been carried out based on the results audited both by independent and internal auditors of the Company, analyzed firstly by the Audit and Control Committee and subsequently submitted to the Nominating, Compensation and Corporate Governance Committee and approved by the Board of Directors.

Thus, at the end of the Third Cycle (2020-2023) of the Performance Share Plan, the Company's Senior Executives are entitled to receive 158,381 gross shares.

On the other hand, the **Performance Share Plan (PSP), consisting of three cycles (2021-2024; 2022-2025; 2023- 2026),** approved by the Ordinary General Meeting of Shareholders held on April 23, 2021, was also in force during the financial year 2022.

The target measurement period of the First Cycle started on January 1, 2021 and will end on December 31, 2023. The maximum number of shares allocated to be delivered in 2023 in the event of maximum compliance with the TSR (Total Shareholder Return), FCF (Free Cash Flow) and CO2 Emission Neutralization targets set for the First Cycle (2021-2024) for all the Company's Senior Executives was 1,333,081.

The target measurement period of the Second Cycle started on January 1, 2022 and will end on December 31, 2024. The maximum number of shares allocated to be delivered in 2025 in the event of maximum compliance with the TSR (Total Shareholder Return), FCF (Free Cash Flow) and CO2 Emission Neutralization targets set for the Second Cycle (2022-2025) for all the Company's Senior Executives was 1,241,015.

On the other hand, Telefónica, S.A. General Meeting of Shareholders held on April 8, 2022, approved a new Global Telefónica, S.A. Incentive Share Purchase Plan for Telefónica Group Employees, in which the Senior Management participate as a token of their commitment to the Company and in order to encourage other employees to participate in the Plan. The Plan will end in March 2024, and the maximum amount that each employee can allocate to it is 1,800 euros.

(1) For these purposes, Senior Management is understood to be those persons who perform, de jure or de facto, senior management functions reporting directly to the Board of Directors or Executive Committees or Managing Directors of the Company, including, in all cases, the person responsible for Internal Audit.

Appendix III: Debentures and bonds

The detail and key features of outstanding debentures and bonds at December 31, 2022 are as follows (in millions of euros):

Total Telefónica and its instrumental companies

			Maturity (nominal)						
Debentures and bonds	**Currency**	**% Interest rate**	**2023**	**2024**	**2025**	**2026**	**2027**	**Subsequent years**	**Total**
T. EUROPE BV SEP_00 BOND GLOBAL D	USD	8.250 %	—	—	—	—	—	1,148	1,148
TEBV FEB_03 EMTN FIXED TRANCHE B	EUR	5.875 %	—	—	—	—	—	500	500
Telefónica Europe, B.V.			**—**	**—**	**—**	**—**	**—**	**1,648**	**1,648**
TELEF. EMISIONES JANUARY 2013	EUR	3.987 %	1,277	—	—	—	—	—	1,277
TELEF. EMISIONES FEBRUARY 2019 (1)	EUR	1.069 %	—	1,000	—	—	—	—	1,000
TELEF. EMISIONES JANUARY 2017	EUR	1.528 %	—	—	1,127	—	—	—	1,127
TELEF. EMISIONES SEPTEMBER 2018	EUR	1.495 %	—	—	892	—	—	—	892
EMTN O2 GBP	GBP	5.375 %	—	—	—	564	—	—	564
TELEF. EMISIONES APRIL 2016	EUR	1.460 %	—	—	—	1,279	—	—	1,279
TELEF. EMISIONES JANUARY 2018	EUR	1.447 %	—	—	—	—	1,000	—	1,000
TELEF. EMISIONES MARCH 2017	USD	4.103 %	—	—	—	—	1,405	—	1,405
TELEF. EMISIONES MAY 2020	EUR	1.201 %	—	—	—	—	1,250	—	1,250
TELEF. EMISIONES JANUARY 2017	EUR	2.318 %	—	—	—	—	—	500	500
TELEF. EMISIONES SEPTEMBER 2017	EUR	1.715 %	—	—	—	—	—	1,250	1,250
TELEF. EMISIONES MARCH 2017	EUR	2.318 %	—	—	—	—	—	200	200
TELEF. EMISIONES MARCH 2019	EUR	1.788 %	—	—	—	—	—	1,000	1,000
EMTN GBP 10/08/2029 400 GBP	GBP	5.445 %	—	—	—	—	—	451	451
TELEF. EMISIONES OCTOBER 2014	EUR	2.932 %	—	—	—	—	—	800	800
TELEF. EMISIONES FEBRUARY 2020	EUR	0.664 %	—	—	—	—	—	1,000	1,000
TELEF. EMISIONES MAY 2022 (2)	EUR	2.592 %	—	—	—	—	—	1,000	1,000
TELEF. EMISIONES OCTOBER 2016	EUR	1.930 %	—	—	—	—	—	750	750
TELEF. EMISIONES MAY 2020	EUR	1.807 %	—	—	—	—	—	750	750
TELEF. EMISIONES JUNE 06 TRANCHE D	USD	7.045 %	—	—	—	—	—	1,874	1,874
TELEF. EMISIONES APRIL 2017	USD	4.900 %	—	—	—	—	—	187	187
TELEF. EMISIONES MARCH 2018	USD	4.665 %	—	—	—	—	—	703	703
TELEF. EMISIONES JULY 2019	EUR	1.957 %	—	—	—	—	—	500	500
TELEF. EMISIONES JULY 2020	EUR	1.864 %	—	—	—	—	—	500	500
TELEF. EMISIONES APRIL 2022	EUR	1.864 %	—	—	—	—	—	100	100
TELEF. EMISIONES MARCH 2017	USD	5.213 %	—	—	—	—	—	1,874	1,874
TELEF. EMISIONES APRIL 2017	USD	5.213 %	—	—	—	—	—	468	468
TELEF. EMISIONES MARCH 2018	USD	4.895 %	—	—	—	—	—	1,171	1,171
TELEF. EMISIONES MARCH 2019	USD	5.520 %	—	—	—	—	—	1,171	1,171
TELEF. EMISIONES DECEMBER 2016	EUR	4.000 %	—	—	—	—	—	150	150
Telefónica Emisiones, S.A.U.			**1,277**	**1,000**	**2,019**	**1,843**	**3,655**	**16,399**	**26,193**
Total Telefónica, S.A. and its instrumental companies			**1,277**	**1,000**	**2,019**	**1,843**	**3,655**	**18,047**	**27,841**

Foreign operators

Debentures and bonds	Currency	% Interest rate	Maturity 2023	2024	2025	2026	2027	Subsequent years	Total
Bond T	CLP	4.900%	21	—	—	—	—	—	21
Telefónica Chile, S.A.			**21**	**—**	**—**	**—**	**—**	**—**	**21**
Bond F	UFC	3.600%	115	—	—	—	—	—	115
Bond O	CLP	3.500%	—	—	77	—	—	—	77
Bond Q	CLP	3.600%	—	—	—	99	—	—	99
Bond 144 A	USD	3.537%	—	—	—	—	—	468	468
Telefónica Móviles Chile, S.A.			**115**	**—**	**77**	**99**	**—**	**468**	**759**
Bond T. Peru 4th Program (19th Serie A)	N. SOL	VAC + 3.6250%	—	—	—	—	25	—	25
Bond T. Peru 4th Program (19th Serie B)	N. SOL	VAC + 2.8750%	—	—	—	—	—	20	20
Bond T. Peru 4th Program (37th Serie A)	N. SOL	VAC + 3.1250%	—	—	—	—	—	19	19
Bond T. Peru 4th Program (19th Serie C)	N. SOL	VAC + 3.1875%	—	—	—	—	—	8	8
Bond T. Peru 6th Program (17th Serie A)	N. SOL	VAC + 3.0938%	—	—	—	—	—	18	18
Bond T. Peru 6th Program (11th Serie A)	N. SOL	6.656%	64	—	—	—	—	—	64
Bond T. Peru 6th Program (11th Serie B)	N. SOL	6.188%	—	29	—	—	—	—	29
Bond T. Peru 6th Program (15th Serie A)	N. SOL	5.469%	—	33	—	—	—	—	33
Bond T. Peru 6th Program (16th Serie A)	N. SOL	5.500%	—	—	26	—	—	—	26
Bond T. Peru 1st Private Program (1st Serie A)	N. SOL	7.281%	—	—	—	20	—	—	20
Bond T. Peru 1st Program International Issue (1sr Serie A)	N. SOL	7.375%	—	—	139	139	139	—	417
Telefónica del Perú, S.A.			**64**	**62**	**165**	**159**	**164**	**65**	**679**
Debentures [2]	BRL	CDI + 1.12%	—	—	269	—	—	—	269
Debentures [2]	BRL	CDI + 1.35%	—	—	—	—	359	—	359
Telefônica Brasil, S.A.			**—**	**—**	**269**	**—**	**359**	**—**	**628**
BOND R144-A	USD	4.950%	—	—	—	—	—	469	469
Bond A5	COP	6.650%	—	68	—	—	—	—	68
Bond C10	COP	IPC + 3.39%	—	—	—	—	—	30	30
Colombia Telecomunicaciones, S.A, ESP			**—**	**68**	**—**	**—**	**—**	**499**	**567**
Bond	EUR	1.750%	—	—	600	—	—	—	600
O2 Telefónica Deutschland Finanzierungs, GmbH			**—**	**—**	**600**	**—**	**—**	**—**	**600**
Total Outstanding Debentures and Bonds Foreign operators			**200**	**130**	**1,111**	**258**	**523**	**1,032**	**3,254**
Total Outstanding Debentures and Bonds			**1,477**	**1,130**	**3,130**	**2,101**	**4,178**	**19,079**	**31,095**

[1] Debentures and green bonds (See Note 29.d)

[2] Debentures and sustainable bonds (See Note 29.d)

The main debentures and bonds issued by the Group in 2022 are as follows:

Item	Date	Maturity Date	Nominal (millions) Currency	Euros	Currency of issuance	Coupon
Telefónica Emisiones, S.A.U.						
EMTN Bond	04/05/2022	07/13/2040	100	100	EUR	1.864 %
EMTN Bond [(1)]	05/25/2022	05/25/2031	1,000	1,000	EUR	2.592 %
Telefónica Brasil, S.A.						
Debentures [(1)]	07/14/2022	07/12/2027	2,000	359	BRL	1.35% CDI
Debentures [(1)]	07/14/2022	07/12/2025	1,500	269	BRL	1.12% CDI

[(1)] Debentures and sustainable bonds (See Note 29. d)

Appendix IV: Financial instruments

The detail of the net financial debt arranged by the Group (notional amount) by currency and interest rates at December 31, 2022 is as follows:

								Fair value		
Millions of euros	**2023**	**2024**	**2025**	**2026**	**2027**	**Subsequent years**	**Notional**	**Underlying debt (*)**	**Associated derivatives**	**TOTAL**
Euro	**(8,499)**	**1,066**	**2,500**	**3,707**	**4,020**	**17,344**	**20,138**	**12,461**	**8,254**	**20,715**
Floating rate	1,933	38	(87)	1,770	206	5,095	8,955	1,079	12,129	13,208
Spread	0.04%	0.73%	—	(0.12%)	(0.56%)	0.05%	—	—	—	—
Fixed rate	(10,432)	1,028	2,587	1,937	3,814	12,249	11,183	11,382	(3,875)	7,507
Interest rate	1.29%	2.80%	1.62%	2.25%	1.13%	1.80%	2.17%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Other european currencies										
Instruments in CZK	**(87)**	**—**	**—**	**—**	**—**	**—**	**(87)**	**—**	**(86)**	**(86)**
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	(87)	—	—	—	—	—	(87)	—	(86)	(86)
Interest rate	6.17%	—	—	—	—	—	6.17%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in GBP	**610**	**—**	**—**	**(2)**	**(6)**	**(4)**	**598**	**922**	**(325)**	**597**
Floating rate	—	—	—	—	—	—	—	—	(1)	(1)
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	610	—	—	(2)	(6)	(4)	598	922	(324)	598
Interest rate	3.49%	—	—	0.70%	0.70%	0.70%	3.54%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in CHF	**(1)**	**—**	**—**	**—**	**—**	**—**	**(1)**	**—**	**—**	**—**
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	(1)	—	—	—	—	—	(1)	—	—	—
Interest rate	—	—	—	—	—	—	—	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
America										
Instruments in USD	**(982)**	**49**	**—**	**(1,878)**	**—**	**1,874**	**(937)**	**13,038**	**(13,937)**	**(899)**
Floating rate	(7)	141	—	(1,874)	—	1,874	134	329	(154)	175
Spread	—	0.47%	—	—	—	—	0.49%	—	—	—
Fixed rate	(975)	(92)	—	(4)	—	—	(1,071)	12,709	(13,783)	(1,074)
Interest rate	2.18%	3.23%	—	1.55%	—	—	2.27%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—

Millions of euros	2023	2024	2025	2026	2027	Subsequent years	Notional	Fair value		
								Underlying debt(*)	Associated derivatives	TOTAL
Instruments in UYU	**(15)**	**97**	**—**	**29**	**—**	**—**	**111**	**119**	**(4)**	**115**
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	(15)	97	—	29	—	—	111	119	(4)	115
Interest rate	1.85%	9.39%	—	8.90%	—	—	10.26%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in ARS	**(222)**	**(4)**	**—**	**—**	**—**	**—**	**(226)**	**(232)**	**—**	**(232)**
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	(222)	(4)	—	—	—	—	(226)	(232)	—	(232)
Interest rate	61.15%	—	—	—	—	—	60.06%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in BRL	**2,125**	**17**	**796**	**8**	**367**	**99**	**3,412**	**868**	**2,610**	**3,478**
Floating rate	(220)	17	796	8	367	99	1,067	827	271	1,098
Spread	(0.57%)	—	0.38%	—	1.32%	—	0.85%	—	—	—
Fixed rate	2,345	—	—	—	—	—	2,345	41	2,339	2,380
Interest rate	10.86%	—	—	—	—	—	10.86%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in CLP	**428**	**116**	**184**	**99**	**—**	**460**	**1,287**	**(234)**	**1,523**	**1,289**
Floating rate	(19)	—	—	—	—	460	441	(21)	476	455
Spread	—	—	—	—	—	(0.50%)	(0.52%)	—	—	—
Fixed rate	447	116	184	99	—	—	846	(213)	1,047	834
Interest rate	4.84%	2.55%	3.30%	3.60%	—	—	4.04%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in UFC	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**115**	**(106)**	**9**
Floating rate	—	—	—	—	—	—	—	115	(106)	9
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	—	—	—	—	—	—	—	—	—	—
Interest rate	—	—	—	—	—	—	—	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in PEN	**294**	**63**	**165**	**159**	**139**	**—**	**820**	**474**	**349**	**823**
Floating rate	16	—	—	—	—	—	16	16	—	16
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	278	63	165	159	139	—	804	458	349	807
Interest rate	8.36%	5.81%	7.08%	7.36%	7.38%	—	7.53%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in VAC	**—**	**—**	**—**	**—**	**25**	**64**	**89**	**89**	**—**	**89**
Floating rate	—	—	—	—	25	64	89	89	—	89
Spread	—	—	—	—	3.63%	3.05%	3.21%	—	—	—
Fixed rate	—	—	—	—	—	—	—	—	—	—
Interest rate	—	—	—	—	—	—	—	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—

Millions of euros	2023	2024	2025	2026	2027	Subsequent years	Notional	Fair value		
								Underlying debt(*)	Associated derivatives	TOTAL
Instruments in COP	**(13)**	**131**	**219**	**5**	**5**	**459**	**806**	**339**	**483**	**822**
Floating rate	9	63	(248)	5	5	429	263	335	(62)	273
Spread	—	1.23%	(2.01%)	—	—	0.30%	2.66%	—	—	—
Fixed rate	(22)	68	467	—	—	30	543	4	545	549
Interest rate	7.35%	6.65%	3.19%	—	—	8.09%	3.72%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in VEB	**(20)**	**—**	**—**	**—**	**—**	**—**	**(20)**	**(20)**	**—**	**(20)**
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	(20)	—	—	—	—	—	(20)	(20)	—	(20)
Interest rate	—	—	—	—	—	—	—	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in MXN	**163**	**(246)**	**—**	**87**	**—**	**—**	**4**	**(240)**	**227**	**(13)**
Floating rate	24	—	—	—	—	—	24	15	—	15
Spread	0.84%	—	—	—	—	—	0.84%	—	—	—
Fixed rate	139	(246)	—	87	—	—	(20)	(255)	227	(28)
Interest rate	10.66%	9.70%	—	8.80%	—	—	6.88%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
TOTAL							**25,994**	**27,699**	**(1,012)**	**26,687**
Floating rate							**10,989**	**2,784**	**12,553**	**15,337**
Fixed rate							**15,005**	**24,915**	**(13,565)**	**11,350**

(*) Includes all net financial debt adjustments

The table below shows the sensitivity to interest rates originated by our position on interest rate swaps categorized into instruments entered into for trading purposes and instruments entered into for purposes other than trading at December 31, 2022:

Interest rate swaps								
Millions of euros	**Maturity**							
Non trading accountant purposes	**2023**	**2024**	**2025**	**2026**	**2027**	**Subsequent years**	**Total**	**Fair value**
EUR								**482**
Fixed to floating	—	—	—	—	—	—	—	**595**
Receiving leg	(2,974)	(1,778)	(1,195)	(1,215)	(325)	(3,632)	(11,119)	(7,894)
Average Interest Rate	1.50%	1.54%	1.07%	1.29%	0.86%	1.16%	1.31%	—
Paying leg	2,974	1,778	1,195	1,215	325	3,632	11,119	8,489
Average Spread	0.46%	0.29%	0.45%	—	—	—	0.22%	—
Floating to fixed	—	—	—	—	—	—	—	**(113)**
Receiving leg	(715)	(470)	(50)	(477)	(245)	(1,187)	(3,144)	(3,148)
Average Spread	—	—	—	—	—	—	—	—
Paying leg	715	470	50	477	245	1,187	3,144	3,035
Average Interest Rate	0.10%	1.26%	0.65%	0.71%	1.22%	2.75%	1.46%	—
USD								**(19)**
Fixed to floating	—	—	—	—	—	—	—	**1**
Receiving leg	(319)	(159)	—	—	—	—	(478)	(161)
Average Interest Rate	1.74%	3.55%	—	—	—	—	2.34%	—
Paying leg	319	159	—	—	—	—	478	162
Average Spread	1.77%	—	—	—	—	—	1.18%	—
Floating to fixed	—	—	—	—	—	—	—	**(20)**
Receiving leg	(703)	(159)	—	—	—	—	(862)	(869)
Average Spread	—	—	—	—	—	—	—	—
Paying leg	703	159	—	—	—	—	862	849
Average Interest Rate	0.24%	2.52%	—	—	—	—	0.66%	—

Interest rate swaps

Millions of euros	Maturity							
Trading accountant purposes	**2023**	**2024**	**2025**	**2026**	**2027**	**Subsequent years**	**Total**	**Fair value**
EUR								**(1,292)**
Fixed to floating	—	—	—	—	—	—	—	**175**
Receiving leg	(1,500)	—	(125)	—	(100)	(2,925)	(4,650)	(4,476)
Average Interest Rate	1.54%	—	0.32%	—	0.76%	2.18%	1.89%	—
Paying leg	1,500	—	125	—	100	2,925	4,650	4,651
Average Spread	—	—	—	—	—	—	—	—
Floating to fixed	—	—	—	—	—	—	—	**(1,467)**
Receiving leg	—	—	(354)	—	(1,604)	(6,608)	(8,566)	(8,291)
Average Spread	—	—	0.44%	—	—	—	0.02%	—
Paying leg	—	—	354	—	1,604	6,608	8,566	6,824
Average Interest Rate	—	—	0.44%	—	0.88%	1.23%	1.13%	—
USD								**756**
Fixed to floating	—	—	—	—	—	—	—	**756**
Receiving leg	(822)	(83)	(423)	(3,757)	(4,590)	(9,532)	(19,207)	(11,396)
Average Interest Rate	1.85%	2.36%	1.30%	2.79%	1.63%	3.16%	2.62%	—
Paying leg	822	83	423	3,757	4,590	9,532	19,207	12,152
Average Spread	—	—	1.03%	2.78%	0.92%	—	0.79%	—

Millions of euros	Maturity							
Trading accountant purposes	**2023**	**2024**	**2025**	**2026**	**2027**	**Subsequent years**	**Total**	**Fair value**
GBP								**16**
Fixed to floating	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**16**
Receiving leg	—	—	—	—	—	(451)	(451)	(434)
Average Interest Rate	—	—	—	—	—	3.42%	3.42%	—
Paying leg	—	—	—	—	—	451	451	450
Average Spread	—	—	—	—	—	—	—	—
CLP								**(9)**
Fixed to floating	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**—**
Receiving leg	(3)	—	—	—	—	—	(3)	(3)
Average Interest Rate	4.90%	—	—	—	—	—	4.90%	—
Paying leg	3	—	—	—	—	—	3	3
Average Spread	1.27%	—	—	—	—	—	1.27%	—
Floating to fixed	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**(9)**
Receiving leg	(127)	—	—	—	—	—	(127)	(130)
Average Spread	—	—	—	—	—	—	—	—
Paying leg	127	—	—	—	—	—	127	121
Average Interest Rate	1.54%	—	—	—	—	—	1.54%	—
COP								**(106)**
Fixed to floating	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**10**
Receiving leg	—	—	(58)	—	—	—	(58)	(50)
Average Interest Rate	—	—	5.77%	—	—	—	5.77%	—
Paying leg	—	—	58	—	—	—	58	60
Average Spread	—	—	1.07%	—	—	—	1.07%	—
Floating to fixed	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**(116)**
Receiving leg	—	—	(467)	—	—	(30)	(497)	(507)
Average Spread	—	—	—	—	—	3.39%	0.20%	—
Paying leg	—	—	467	—	—	30	497	391
Average Interest Rate	—	—	3.19%	—	—	8.09%	3.48%	—

Cash flows receivable or payable on derivative financial instruments to be settled via the swap of nominals, categorized by currency of collection/payment, along with contractual maturities are as follows:

Millions of euros		2023	2024	2025	2026	2027	Subsequent years	Total
Currency swaps								
Receive	BRL	30	—	—	—	—	—	30
Pay	BRL	(282)	—	—	—	—	—	(282)
Receive	CLP	76	—	—	—	—	—	76
Pay	CLP	(335)	—	—	—	—	(460)	(795)
Receive	COP	—	—	367	—	—	—	367
Pay	COP	—	—	(367)	—	—	(367)	(734)
Receive	EUR	1,536	—	—	—	2,542	—	4,078
Pay	EUR	(673)	(80)	(46)	(2,352)	(3,966)	(6,907)	(14,024)
Receive	GBP	—	—	—	564	—	451	1,015
Pay	GBP	—	—	—	—	—	—	—
Receive	JPY	—	—	—	—	—	107	107
Pay	JPY	—	—	—	—	—	—	—
Receive	UFC	231	—	—	—	—	—	231
Pay	UFC	(115)	—	—	—	—	—	(115)
Receive	USD	1,297	83	517	1,883	3,934	7,659	15,373
Pay	USD	(1,665)	—	(468)	—	(2,529)	—	(4,662)
TOTAL		**100**	**3**	**3**	**95**	**(19)**	**483**	**665**

The largest volume of cash flows collected in this table falls into the following currency pairs. The average exchange rates to which the settlements have been closed are: EUR/GBP (0.83), EUR/USD (1.13) and USD/COP (3,742.44).

Millions of euros		2023	2024	2025	2026	2027	Subsequent years	Total
Forwards								
Receive	BRL	213	—	—	—	—	—	213
Pay	BRL	(2,587)	—	—	—	—	—	(2,587)
Receive	CLP	25	—	—	—	—	—	25
Pay	CLP	(740)	(28)	—	—	—	—	(768)
Receive	COP	114	—	—	—	—	—	114
Pay	COP	(213)	—	—	—	—	—	(213)
Receive	CZK	87	—	—	—	—	—	87
Pay	CZK	—	—	—	—	—	—	—
Receive	EUR	4,583	—	—	—	—	—	4,583
Pay	EUR	(890)	—	—	—	—	—	(890)
Receive	GBP	24	—	—	—	—	—	24
Pay	GBP	(796)	—	—	—	—	—	(796)
Receive	MXN	—	—	—	—	—	—	—
Pay	MXN	(217)	(19)	—	—	—	—	(236)
Receive	PEN	32	—	—	—	—	—	32
Pay	PEN	(384)	—	—	—	—	—	(384)
Receive	USD	1,919	43	—	—	—	—	1,962
Pay	USD	(1,165)	—	—	—	—	—	(1,165)
Receive	UYU	21	—	—	—	—	—	21
Pay	UYU	(18)	—	—	—	—	—	(18)
TOTAL		**8**	**(4)**	**—**	**—**	**—**	**—**	**4**

The largest volume of cash flows collected in this table falls into the following currency pairs. The average exchange rates to which the settlements have been closed are: EUR/GBP (0.87), EUR/USD (1.03), USD/COP (4,660.76) and EUR/BRL (5.58).

Appendix V: Interest-bearing debt

The main financing transactions at December 31, 2022 and 2021 and their nominal amounts are as follows:

			Outstanding principal balance (millions of euros)			
Descriptive name summary	**Current limit** (millions)	**Currency**	**12/31/2022**	**12/31/2021**	**Arrangement date**	**Maturity date**
Telefónica, S.A						
Structured Financing (*)	12	USD	12	72	02/22/2013	01/31/2023
Structured Financing (*)	27	USD	25	89	08/01/2013	10/31/2023
Structured Financing (*)	238	USD	223	288	12/11/2015	03/11/2026
Structured Financing (*)	161	EUR	161	221	12/11/2015	03/11/2026
Sustainable syndicated (1)	5,500	EUR	—	—	03/15/2018	01/13/2027
Bilateral loan	—	EUR	150	—	09/26/2022	12/15/2032
Bilateral loan	125	EUR	—	—	12/23/2022	06/23/2033
T. Brasil, S.A.						
Bilateral loan	—	USD	199	—	04/04/2022	09/28/2023
Telefónica Germany GmbH & Co. OHG						
EIB Financing	—	EUR	183	258	06/13/2016	06/13/2025
Sustainable syndicated	750	EUR	—	—	12/17/2019	12/17/2026
EIB Financing (Tranche 1)	—	EUR	300	300	12/18/2019	06/18/2029
EIB Financing (Tranche 2)	—	EUR	150	150	01/14/2020	07/14/2029
Colombia Telecomunicaciones, S.A. E.S.P.						
Bilateral loan (2)	—	USD	—	117	03/24/2020	01/26/2022
Bilateral loan	—	COP	97	111	07/06/2021	03/19/2025
Telxius Telecom, S.A.						
Syndicated	300	EUR	201	162	12/01/2017	12/01/2024
Bluevia Fibra S.L.U.						
Syndicated	360	EUR	245	—	11/16/2022	12/20/2027
Telefónica Móviles Chile, S.A.						
Bilateral loan	—	USD	133	124	04/17/2020	09/29/2023

(1) On January 13, 2022 there was maturity extension of the sustainability-linked syndicated loan facility for 5,500 million euros. The loan has two annual extension options at Telefónica, S.A. request with a maturity maximum up to 2029 (see Note 29.d).
(2) On January 26, 2022 there was an early repayment for 132 million dollars of the bilateral loan originally scheduled to mature in 2023.

(*) Facility with amortization schedule, showing in the column "Current limit" the undrawn amount.

Appendix VI: Key regulatory issues and concessions and licenses held by the Telefónica Group

Regulations

As a digital telecommunications operator, the Telefónica Group is subject to sector-specific telecommunications regulations, general competition law and a variety of other regulations, including privacy and security, which can have a direct and material effect on the Group's business areas. The extent to which telecommunications regulations apply to the Telefónica Group depends largely on the nature of its activities in a particular country, with traditional fixed telephony services and fixed broadband usually subject to stricter regulations.

In order to provide services and operate its networks and to use spectrum, the Telefónica Group must obtain general authorizations, concessions and/or licenses from the pertinent authorities in each country in which the Group operates (hereinafter referred to as national regulatory authorities or NRAs). The Group is also required to obtain radio frequency licenses for its mobile operations.

This section describes the legislative framework and the recent legislative key developments in the most relevant countries and regions in which the Group has significant interests. Many of the legislative changes and the adoption of regulatory measures by sector-specific regulators which are described in this section are in the process of being adopted and, therefore, have not yet concluded.

Electronic Communication Regulation in the European Union

By Directive (EU) 2018/1972, of December 11, 2018, the European Code of Electronic Communications (EECC in its acronym in English) was approved by the European Parliament and the Council. The Member States had a period of 2 years (until December 21, 2020) to transpose it into their national legislation.

The Code includes measures to stimulate investment on very high capacity network (VHCN), modernization of the provisions of the Universal Service and certain changes in the regulation of services with the aim of balancing the supply conditions (Level Playing Field) between telecom operators and OTTs. In addition, some improvements are included for the coordination of spectrum management processes throughout the EU as well as a harmonization of licenses duration up to at least 20 years.

Due to a delay in the transposition of the EECC, the European Commission announced the second stage of infringements proceedings, in the form of a reasoned opinion, against 18 member states, including Spain, on September 21, 2021. On June 28, 2022, the new General Telecommunications Law 11/2022 was finally published in the BOE by which the EECC is transposed into Spanish law.

The Relevant Market Recommendation (RMR) adopted in December 2020, identifies the relevant markets within the electronic communication sector that are susceptible of ex ante regulation by the NRAs. The NRAs should assess the competitive conditions of these markets and where appropriate, designate operators as having significant market power (SMP) and impose obligations. The markets susceptible to ex ante regulation were reduced from 4 to 2: wholesale local access provided at a fixed location market (m1) and wholesale dedicated capacity market (m2). Nevertheless, NRAs are still able to analyze any other market that according to national circumstances might deemed to be uncompetitive.

In relation to the maximum cap at European level for both fixed and mobile termination rates (FTRs/MTRs), since the adoption of a Delegated Act, in April 2021 by the EC, the maximum rates applicable are those included in the correspondent glidepaths and aiming to reach 0.2 euro cents per minute in mobile by 2024 and to 0.07 euro cents per minute in the case of fixed rates.

Additionally, the European Council has approved the Recovery and Resilience Mechanism (RRM), with European funds of 750 billion euros until 2025 as a central pillar of the European Digital Transformation (at least 20% of funds devoted to digitalization) initiatives which can receive support to advance connectivity and the digitalization of society.

Telecom Single Market

EU Regulation 2015/2120 of the EP and of the Council of November 25, 2015, lays down measures basically concerning open Internet access (Net Neutrality) and

roaming on public mobile communications networks within the Union.

- **Roaming:** Since June 15, 2017, operators have not been allowed to charge roaming users within the EU additional fees to their domestic prices for roaming calls, SMS and data services ("Roaming Like at Home"). Wholesale maximum rates for voice, data and SMS were also regulated. While current regulation expires on June 30, 2022, on April 13, 2022, the new Regulation on international roaming in the European Union was published in the Official Journal of the EU and being directly binding for Member States as it entered into force on July 1, 2022. From this date the new regulation includes a new glide path for maximum wholesale rates for voice, data and SMS that are not expected to distort the wholesale market. This reviewed regulation also includes new provisions on transparency and Quality of services that might have a moderate impact on implementation costs for roaming providers and network operators.
- **Net Neutrality:** Under the principle of network neutrality applicable to Internet access services area, network operators are not permitted to establish technical or commercial restrictions regarding the devices that can be connected or the services, or applications and contents that can be accessed or distributed through the Internet by the end user. It also refers to the non-discriminatory behavior (e.g. non-anticompetitive) to be adopted by operators regarding the different types of Internet traffic circulating through their networks.

The Body of European Regulators for Electronic Communications (BEREC) has updated the Guidelines on the Implementation of the Open Internet Regulation. Reviewed guidelines prohibit non application agnostic price differentiation, resulting in near prohibition of zero rating and sponsored data commercial practices. Telefonica does not expect a commercial impact in current portfolio of services.

On the other hand, by April 30, 2023, the EC shall submit a report assessing the regulatory implementation of the OIR to the European Parliament and to the Council thereon, accompanied, if necessary, by appropriate proposals with a view to amending this Regulation.

Digital Single Market

Among the most relevant regulatory initiatives we can find the following:

- **Content Package:**
  - On November 28, 2018, the **audiovisual Directive (AVMS)** was published in the Official Journal of the European Union. The text came into force on December 19, and had to be transposed into national law in the EU member States by September 19, 2020. In Germany, the transposition of the AVMSD was specified in the Interstate Media Treaty, which entered into force on November 7, 2020. The United Kingdom adopted the AVMS Regulation on September 30, 2020, which was applicable until the formalization of the UK's exit from the UE. And in Spain, the Draft General Law on Audiovisual Communication was adopted on November 30, 2021. Among the main novelties of the regulation, it includes greater protection of children, limits on advertising and boost to European production. Rules will apply to television channel and also to video-on-demand platforms and distribution of videos, as well as to live broadcasts on these platforms. In particular video sharing platforms will be obliged to reserve at least 30% of European production in their video catalogs on demand. In addition, Member States may impose financing obligations to providers of VOD services established in another Member State but offering services in their countries.
  - The **Geo-Blocking Regulation** tries to limit geographically-based restrictions which undermine online shopping and cross-border sales. As a follow-up to the revision of the Geo-Blocking Regulation, the European Commission published an Action Plan to support the recovery and transformation of the audiovisual sector on December 3, 2020. This Plan included a proposal for a dialogue between the European Commission and the audiovisual industry to facilitate access to and availability of audiovisual content across EU borders. Three meetings between the Commission and industry took place during 2021 while the last meeting took place in December 2022. Commissioner Breton might ask to engage further with industry to enhance cross-border access to and availability of audiovisual content across the EU.

European Commission will issue a **Recommendation on combating online piracy of live content in June 2023**. In January the Commission launched a call for data inviting interested parties to submit comments based on their experience and will organize a workshop on February 28, 2023. Telefónica submitted comments to the consultation and will participate in the Workshop, insisting on the need for the European Commission to take specific action in relation to online piracy of live content, building on DSA and Copyright Directive as well as on European Parliament's Resolution of May 2021 on challenges of sports events organizers in the digital environment.

- **Regulations on the Digital Services and the Digital Markets:**
  The Digital Services Act 2022/2065 of October 19, 2022 and the Digital Markets Act 2022/1925 of September 14, 2022 were adopted and published in the Official Journal of the EU.

  In relation to the new **Digital Services** regulation, obligations will apply throughout the EU to all digital

services that connect consumers to goods, services or content, such as:

- Rules on the removal of illegal goods, services or content online.
- Safeguards for users whose contents have been removed by error by the platforms.
- Obligation for the platforms to adopt measures to avoid the abuse of their systems.
- Transparency measures with a wide scope.
- New powers to control the operation of the platforms.
- New rules on the traceability of companies in online markets.
- Cooperation process between authorities to ensure compliance and adoption of measures.

With respect to the **Digital Markets** regulation, whose main goal is preventing the so called "gatekeepers" from imposing unfair conditions on end users and at ensuring the openness of important digital services, its main provisions are:

- It will only apply to the main platform providers more prone to incur in unfair practices and ensuring contestability in a set of core platform services.
- It establishes quantitative thresholds for the designation of "gate keepers".
- It requires "gate keepers" to take action in a proactive manner.
- The regulation foresees mechanisms for the Commission to designate new "gate-keepers" below the thresholds; to add new services and obligations; and to impose structural or behavioral remedies for systematic non-compliance through a market investigation.
- The EC can impose fines of up to 10%% of the company's total worldwide annual turnover or 20% in the event of repeated infringements.

On July 5, 2022 the text was finally endorsed by European Parliament and entered into force as of November 1, 2022 (following its publication in the Official Journal on October 12, 2022). After entering application on May 2, 2023, the designation process might last until September and gatekeepers will have up to six months to comply with the requirements in the DMA, at the latest by March 6, 2024.

Data Protection

In relation with Data Protection & Privacy, the new General Data Protection Regulation (GDPR) of April 27, 2016, directly applicable in all member States in Europe from May 25, 2018, introduced administrative fines of up to 4% of an undertaking's annual global turnover of the preceding financial year for breaching the new data protection rules. Spain, Germany and the United Kingdom have adopted implementing measures of this Regulation.

On January 10, 2017, the EC put forward its proposal for a Regulation on ePrivacy, which will replace the current Directive 2002/58/EC on privacy in the electronic communications sector and will complement the GDPR. The EC proposal also introduces administrative fines of up to 4% of an undertaking's annual global turnover of the preceding financial year for breaching new regulation. The Regulation could be adopted in first half of 2023 under the Swedish Presidency.

On the other hand, on December 13, 2022 European Commission issued a draft Adequacy Decision on a new EU/US Data Privacy Framework. Since European Court of Justice (ECJ) struck down the Privacy Shield framework in July 2020, EU and US have been working on a new framework for transatlantic data flows, especially after Joe Biden's new Administration entered into office. In March 2022, President of the European Commission Ursula von de Leyen and US President Joe Biden announced an agreement in principle for a renewed framework for transatlantic data flows "balancing security and the right to privacy and data protection". This political announcement had to be translated into a legal text. For that, on October 7, 2022 President Biden signed an Executive Order addressing the main concerns raised by ECJ in its Judgement on Schrems II Case (namely, new safeguards to limit US LEAs' and Intelligence Agencies' powers to access personal data of EU citizens and new redress mechanism for non-US persons whose data has been accessed by US Authorities). Taking into account these concrete changes introduced by the Executive Order, European Commission published the draft Adequacy Decision. Commission expects to have the Adequacy Decision adopted by Summer 2023.

Radio spectrum policy

On December 14, 2016, the European institutions reached an agreement on how to coordinate the use of the 700 MHz band facilitating the introduction of 5G as of 2020. Duly justified exceptions on grounds defined in Decision 2017/899/CE were allowed until June 30, 2022. But, the assignment processes were finally completed during 2021, with Telefónica securing 2x10 MHz in each of our European markets' footprint (Germany, Spain and UK).

The European Electronic Communications Code grants the Radio Spectrum Committee (RSC) the powers to harmonize the use of spectrum bands for the provision of electronic communications services and lays down the rules governing the process through which Member States authorize those bands to specific users. It also mandates Member States to allow the use of sufficiently large blocks of the 3400-3800 MHz band, and at least 1

GHz in the 24,25-27,5 GHz band, in order to facilitate the roll-out of 5G.

Assignment processes have been completed across our European footprint in the 3400-3800 MHz band, with Telefónica securing at least 70 MHz in each market (see table at the end for details).

Regarding the 24,25-27,5 GHz band, it is being assigned in Germany through local licences awarded on a first-come-first-served basis. In Spain, a competitive tender took place in December 2022 and Telefónica secured a national licence of 1 GHz. In the UK, Ofcom launched a public consultation in Q2 2022 on how to enable new uses, including 5G, in the 26 GHz band.

Once the harmonization and assignment of the priority bands for 5G (700 MHz, 3500 MHz and 26 GHz) has been nearly completed, the European institutions are beginning the process to identify new bands that in a 2025-2030 horizon may be available for the provision of wireless broadband services. Among the most relevant bands for Telefónica are the 470-694 MHz and the 6425-7125 MHz bands, that will be discussed at the ITU world conference in 2023, and the 3800-4200 MHz band, for which the RSC approved in December 2021 a mandate to the CEPT with a view to its harmonization for local low and mid-power networks.

EU competition law

European competition provisions have the force of law in Member States and, therefore, are applicable to our operations in those States.

The Treaty on the Functioning of the European Union (TFEU) prohibits "concerted practices" and any agreement between companies that may affect trade between Member States and that restricts or has the objective of restricting competition in domestic market. The Treaty also prohibits any abuse of dominant position within the European Union or any considerable part thereof that may affect trade between Member States.

The Community Merger Regulation requires that all mergers, acquisitions and joint ventures involving companies that meet certain volume thresholds are subject to review by the EC rather than the national competition authorities. In accordance with the amended Community Merger Regulation, market concentrations that significantly impede effective competition in the market will be prohibited. The European Commission has the authority to apply the EU framework for the defense of the competition.

There are similar competition rules in the legislation of each Member State. Those responsible for ensuring compliance are the national competition authorities.

Spain

General regulatory framework

The legal framework for the regulation of the telecommunications sector in Spain is governed by the General Telecommunications Law (11/2022) of June 28, transposing the implementation of the "EECC" into national law.

The Market and Competition National Commission, or CNMC, created by the Law 3/2013, assumed in 2013 its role as telecommunications and audiovisual service regulator in Spain. This organism is also the competition authority in Spain and the national regulatory authority for transport, postal services and energy.

The main licenses and concessions held by Telefónica in Spain are listed at the end of this Appendix VI under the title "Main concessions and licenses held by the Telefónica Group".

Market analysis

The obligations imposed by the national regulator in the most relevant markets in which Telefónica is deemed to have Significant Market Power (SMP) are detailed below.

The EU Commission's delegated act on termination rates entered into force on July 1, 2021 and the approved charges have been amended accordingly:

Fixed markets

Wholesale fixed access and call origination market

On January 17, 2017, the CNMC approved the definition and the analysis of the market for access and call origination on fixed networks. Considering that Telefónica has SMP, the CNMC imposed specific obligations to Telefónica regarding the provision of origination services, preselection and wholesale access service to the telephone line on a cost-oriented bases, and regarding the implementation of an accounting system. Telefónica was imposed, among others, the obligation of no discrimination, transparency and separation of accounts.

Fixed call termination market on individual networks

In July 2019, the CNMC carried out a new round of market analysis in terminated fixed networks, reaching the same conclusions as in the prior analysis and concluded that every single provider, including Telefónica de España, are dominants in terminating fixed networks and, accordingly are obliged to provide call termination service at cost-orientation and non-discrimination to the rest of operators, according to a purely incremental costs model.

Relevant developments were the updating of terminating prices for the period 2019-2021, as well as the possibility of charging a surcharge for traffic originated outside the EU under the principle of reciprocity. The approved prices from January 1, 2021 are 0.0545 euro cents per minute.

Mobile market

Mobile network call termination

On January 2018, the CNMC adopted the final decision where all mobile operators were considered SMP for the call termination in their networks.

As established by the European Commission's Delegated Act, from January 1, 2022 to December 31, 2022, tariffs amount to 0.55 euro cents per minute.

Wholesale (physical) to network infrastructure access and wholesale broadband access

On January 18, 2017, the CNMC adopted a Resolution which approved the reference offer of the new wholesale unbundled virtual access service to Telefónica's new broadband Ethernet service (local NEBA). NEBA services allow alternative operators more flexibility to structure their retail offers over Telefónica's fiber network. In March 2018, the CNMC approved the methodology to be used to assess the maximum wholesale access price which Telefónica could charge to other operators for accessing the optical fiber network in regulated areas (NEBA Local and NEBA services), set at 16.68 euros per month. This price is reviewed once a year in order to assess whether Telefónica's retail offers (broadband flagship products) are economically replicable with such price.

On November 12, 2020, by means of a resolution to the revision of the parameters of the Economic Replicability Test, CNMC has considered that one of Telefónica's flagship products was not replicable with existing wholesale access price, encouraging Telefonica to reduce that price in order to restore the economic replicability of all its retail flagship products.

The resolutions from March 2018, July 2018 and November 2020 have been appealed by Telefónica de España.

In July 2018, the CNMC approved the methodology to analyze whether Telefónica's business offers can be replicated by other operators.

On October 7, 2021, CNMC has completed the the broadband market analysis (1/2020, 3b/2014 markets). The most remarkable aspects stated by CNMC are:

- To expand the competitive area in new generation networks, from 66 to 696 municipalities, which represent the 70.5% where the Spanish population lives. In these areas the obligation to offer a wholesale broadband access service (NEBA) will not be imposed on Telefónica's fiber network.
- In the remaining municipalities, CNMC requires Telefónica to provide other operators with a virtual disaggregated access service (local NEBA) and a wholesale broadband access service (NEBA) on its fiber network.
- Throughout the whole territory, CNMC has decided to maintain the obligation by which Telefónica must provide wholesale access service to its civil infrastructure (ducts, conduits and poles).

Universal service obligations

On February 6, 2023, the Minister for Economic Affairs and Digital Transformation issued the Ministerial Order designating Telefónica de España, S.A.U. as the operator responsible for the provision of the services included in Article 37.1 of the General Telecommunications Law: adequate broadband internet access service at a fixed location with a minimum download speed of 10 Mbps as well as voice communications services at a fixed location. The territorial scope of the designation is the entire national territory and the designation is made for a period beginning at zero hours on February 10, 2023 and ending at zero hours on January 1, 2025.

Spectrum

On February 22, 2021, Telefónica España acquired a 10 MHz block in the 3.4-3.8 GHz band for 21 million euros. With this spectrum acquisition, Telefónica completes 100MHz which corresponds to the maximum carrier width in the 5G standard. In order for all the operators to have contiguous frequency blocks and ensure a more efficient use of the spectrum to deploy 5G technology and associated services, it is expected that the Ministry of Economic Affairs and Digital Transformation will adopt a resolution for the reorganization of the 3.4-3.8 GHz band, during March 2022. Following this resolution, operators will have 6 months to migrate their frequencies. Regarding the 700 MHz band, Telefónica España acquired 2x10 MHz for 310 million euros in the spectrum auction which took place in July 2021.

Additionally, Telefónica has already extended its administrative concessions in the 3.4-3.6 GHz band (2x20 MHz) and the 2.1 GHz band (2x5 MHz+ 5 MHz) until 2030.

Telefónica was awarded with 5 blocks of 20 MHz for an amount of 20 million euros in the auction of the 26 GHz band that took place on the December 21, 2022 which is expected to be formalized in the first quarter of 2023.

Contribution to RTVE funding

In August 2009, the Radio and Television Corporation Finance Law (Ley de Financiación de la Corporación de Radio y Television Española) was approved establishing that: (i) telecommunication operators which operate nationwide or at least in more than one region, have to pay a fixed annual contribution of 0.9% of the invoiced operating income of the year (excluding the revenues of the wholesale reference market), and (ii) the concessionaire companies and providers of TV services which operate nationwide or at least in more than one region have to pay an annual fixed contribution to the RTVE funding as follows: (a) 3% on the gross revenue of the year for open concessionaire companies or TV services providers; and (b) 1.5% on the gross revenue of the year for concessionaire companies to provide Pay TV services.

Contributions made to the funding of RTVE were appealed by Telefónica España and Telefónica Móviles España. The proceedings are currently on hold waiting for the ruling on (i) a prejudicial question submitted by the National High Court to the Court of Justice of the European Union; and (ii) also on an unconstitutionality question submitted to the Spanish Constitutional Court regarding compliance of the underlying law with the European legislation and the Spanish Constitution.

The draft Audiovisual Communications General Law includes a provision to withdraw the 0,9% of the invoiced operating income contribution to RTVE funding which would entry in force by January 1, 2023.

Acquisition of Distribuidora de Televisión Digital, S.A. (DTS)

The Resolution of the CNMC of April 22, 2015 authorized the acquisition of the exclusive control of DTS (Distribuidor Oficial de Televisión, S.A.) by Telefónica de Contenidos, S.A.U. As a result of such authorization, the new entity assumed a set of commitments for a five-year period, which briefly are: i) the obligation to make available a wholesale offer of channels with premium content, that allows the replicability of Telefónica retail Pay TV offer; ii) the prohibition of including a period of permanence clause in contracts for Pay TV packages; iii) the prohibition of attract DTS customers for a period of two months; iv) the obligation to keep at least three international routes uncongested with three Internet Connectivity Providers; and v) the prohibition of formalizing exclusive contracts exceeding three years with content providers.

In July 2020, CNMC decided to extend the application of the commitments on the DTS merger for an additional period of three years. After analyzing the existence of relevant modifications in the markets affected by the operation, the CNMC considered that it was justified to maintain all the commitments except for the broadcasting rights in the video on-demand modality (SVOD), whose commitment to limit the exclusivity, validity period and exploitation period of the contracts that Telefónica could sign is eliminated. In the TV channel commercialization area, the commitment prohibiting Telefónica from early termination of contracts with third party TV channel owners whose term ends within the commitment extension period is softened, allowing the early termination through good faith negotiation, under reasonable and non-discriminatory conditions. The commitments related to the pay-TV market in Spain, expressly subject to a term that has already expired. Telefónica has appealed the decision.

Germany

General regulatory framework

The European Union legislative framework was implemented in Germany at the end of June 2004, by the approval of Telecommunications Act (Telekommunikationsgesetz). The Telecommunications Act has been repeatedly amended over the last years, most recently through the transposition of the European Code of Electronic Communications (EECC) into German law with effect from 1 December 2021. The national regulatory authority responsible for regulation of electronic communication networks and services is the Bundesnetzagentur, or BNetzA.

The main licenses and concessions held by Telefónica in Germany are listed at the end of this Appendix VI under the title "Main concessions and licenses held by the Telefónica Group".

Spectrum

With regard to provision of the 800 MHz, 1.8 GHz and 2.6 GHz spectrum expiring end of 2025, BNetzA published points of orientation for consultation by March 21, 2022. In conjunction with this, an initial demand survey was conducted to examine signs of a possible spectrum scarcity. The points of orientation essentially spoke only of an extension and/or an auction as the most probable provision mechanisms. The Telefónica Deutschland Group gave its opinion on the points of orientation by the prescribed deadline. After evaluating the comments submitted, BNetzA published a position paper at the end of September 2022 with an initial opinion on the next steps. BNetzA started from the assumption that there was an obvious spectrum scarcity, based on the results of the initial demand survey. This would be an argument in favor of awarding the spectrum in the form of an auction.

To ease the demand situation in the 800 MHz band, the position paper proposes a frequency swap to the same extent with the 900 MHz band. The result would be that the 800 MHz frequencies would run until the end of 2033 and the 900 MHz frequencies until the end of 2025. The frequencies at 900, 1,800 and 2,600 MHz would be auctioned off. The Telefónica Deutschland Group commented in due time and advocated again for an extension of the frequencies to be made available through at least 2033. BNetzA intends to make a decision about frequency provision in 2023.

Regarding the coverage requirements resulting from the 2019 frequency auction, the Telefónica Deutschland Group notified the BNetzA at the beginning of January 2023 that it had fulfilled the obligations due at the end of 2022 to cover households and major routes, and to commission 1,000 5G base stations and base stations in 500 white spots, respectively, in line with the obligations.

Regarding the coverage requirements resulting from the 2019 frequency auction, the Telefónica Deutschland Group, the Deutsche Telekom Group and the Vodafone Group in July 2021 entered into a cooperation for the joint construction of additional radio towers and masts, as well as their technical support and use. The cooperation is designed to meet coverage obligations, especially for transport routes and in rural areas, where frequency

holders are allowed to enter into cooperation agreements to fulfil these obligations.

In November 2021, the Telefónica Deutschland Group concluded an agreement with the Deutsche Telekom Group on active shared network usage at "grey spots", which are areas in which only one mobile network operator offers mobile network access to its customers. A similar agreement with the Vodafone Group has been concluded on 25 January 2022. In both cooperation agreements, live operations were launched in the third quarter of 2022 with reciprocal access to the first mobile network sites.

On May 21, 2021, the Telefónica Deutschland Group entered into a National Roaming Agreement (NRA) with the 1&1 Group (formerly: 1&1 Drillisch Group). With this NRA, the Telefónica Deutschland Group fulfilled one of the EU requirement imposed by the EU Commission arising from the merger of the Telefónica Deutschland Group and E-Plus in 2014.

Market reviews

The EU Commission's delegated act on termination rates entered into force on July 1, 2021 and the approved charges have been amended accordingly:

Mobile termination rates (MTR)

A glide path applies for the MTR, according to which a charge of 0.70 euro cents per minute will apply from July 1, 2021, decreasing to 0.55 euro cents per minute from January 1, 2022, to 0.40 euro cents per minute from January 1, 2023 and to 0.20 euro cents per minute from January 1, 2024. These charges will apply to all German providers of these services.

Fixed termination rates (FTR)

FTRs have been subject to a charge of 0.07 euro cents per minute since July 1, 2021. These charges will apply to all German providers of these services.

BNetzA consultation and market studies on fiber optic infrastructures

The BNetzA has identified the existence of significant Germany-wide market power of Telekom Deutschland GmbH on wholesale market 3a (= market for wholesale access provided locally at a fixed location) and still deems it to be in need of regulation. This applies to both the copper network of Telekom Deutschland GmbH and the newly constructed fibre-optic network for the implementation of FTTH. On July 21, 2022, after prior notification to the EU Commission, the BNetzA issued the framework conditions under which charges and other access conditions will be controlled by the BNetzA in future. This relates both to access to the local loop in the copper network, the "last mile", and also to virtual unbundled local access (VULA) to the copper and fibre connections of Telekom Deutschland GmbH. In essence, the BNetzA is maintaining its first draft of October 2021.

On October 26, 2022, the BNetzA published a draft decision for wholesale market 3b (= market for wholesale mass market products provided centrally at a fixed location). The draft also stipulates that the copper and fibre-optic infrastructure of Telekom Deutschland GmbH must be regulated, but that in future regulatory obligations will only apply to municipalities with a population of less than 60,000. The regulatory obligations will be lifted in larger municipalities. Otherwise, the remaining regulatory obligations are closely aligned with the requirements for local access to VULA in accordance with the regulatory order on wholesale market 3a.

The BNetzA is maintaining its flexible approach to access to fibre-optic networks. On the one hand, Telekom Deutschland GmbH will be required to grant wholesale customers equivalent access to the FTTH network. However, price regulation measures will not be evaluated in advance. Instead, they will only be considered if there are indications that the conditions of competition for wholesale customers will be impaired. The BNetzA does not consider this to be the case at present.

United Kingdom

General legislative framework

The EU Regulatory Framework was implemented in the United Kingdom by the Communications Act in 2003. The Office of Communications, or Ofcom, is designated as the NRA responsible for the regulation of electronic communications networks and services. Under the terms of the Withdrawal Agreement, the UK implemented the 2020 Electronic Communications and Wireless Telegraphy Regulation (Amendment) (European Electronic Communications Code and EU Exit) which made amendments to the Communications Act, with effect from December 21, 2020, in order to transpose the EECC into UK law.

The main licenses and concessions held by Telefónica in the United Kingdom are listed at the end of this Appendix VI under the title "Main concessions and licenses held by the Telefónica Group". These licenses are part now of the joint venture with Liberty Global plc (VMED O2 UK Limited) (see Note 2).

Wholesale price regulation

Mobile termination rates (MTR)

Following a market review, mobile termination rates for all mobile providers, including the four national mobile communications operators are subject to controls based on the pure long-run incremental cost approach ("pure LRIC"). In its 2021-2026 price control decisions, Ofcom set a charge control, with the prevailing rate as of April 1, 2022 set at 0.391ppm.

However, termination rates for calls originating outside the UK to be no more than the reciprocal termination rate charged by the relevant international telecoms provider

for a call originating in the UK, or the MCT provider's domestic rate, whichever is the higher.

MTR caps will be updated annually on April 1, based on inflation (CPI measured for 12 months at December 31, each year) plus X, with X specified as +2.1% (2023); +2.4% (2024) and +1.5% (2025).

Fixed termination rates (FTR)
In the same decision, Ofcom decided to rise by 6.1% to 0.0292 ppm from April 2021. Annual indexation to CPI will apply, but with no "X" adjustment based on the same time period for CPI. VMO2's current FTR is 0.031ppm from April 1, 2022.

Spectrum
Following an agreement between the Government and industry to provide for a "Shared Rural Network", the mobile operators, including Telefonica United Kingdom, agreed to amend their 900 and 1800 MHz licences to provide for 88% geographic coverage by 2024 and 90% geographic coverage by 2026.

Ofcom is currently consulting on a future award of 26GHz and 40GHz mmwave spectrum. This process is currently scheduled to take place in 2024.

Brazil
General legislative framework
The delivery of telecommunications services in Brazil is subject to regulation under the regulatory framework provided in the General Telecommunications Law enacted in July 1997. The National Agency for Telecommunications (Agência Nacional de Telecomunicações or ANATEL), is the principal regulatory authority for the Brazilian telecommunications sector. On October 4, 2019, Law 13.879/2019 was published, introducing significant changes to the telecommunications framework.

Brazilian competition regulation is based on Law No. 12529 of November 30, 2011. The Administrative Council for Economic Defense, or CADE, is the agency in charge of enforcing the competition rules. The antitrust law establishes a pre-merger notification regime for concentration transactions, with turnover thresholds (one participant with gross revenue of 750 million Brazilian reals in Brazil and other participant with gross revenue of 75 million Brazilian reals in Brazil) and maximum time length for merger review procedure (240 days, extendable to 330 days).On October 18, 2016, CADE issued the Resolution No 17, which changed the rules concerning the mandatory notification of the so called 'associative agreements'. The new regulation tends to reduce notifications of associative agreements that do not raise antitrust concerns.

Licenses
The main licenses and concessions of spectrum held by Telefónica in Brazil are listed at the end of this Appendix VI.

In the state of São Paulo, Telefónica Brasil provides fixed telephony services (STFC) under the so-called public regime, through a concession agreement which is expected to remain in force until December 31, 2025. On October 4, 2019, Law 13.879/2019 (resulting from PLC 79/2016) was published. This Law introduces changes to the telecommunications regulatory framework by allowing fixed-line concessions operators to migrate from a concession regime for limited time (in which the underlying assets reverts to the government at the end of the concession) to an authorization regime.
On July 5, 2022, and according to the Law, ANATEL presented a methodology with an estimation of the economic value associated with the migration of the concession regime to authorization, to be validated by the Federal Court of Accounts. After the vote of the rapporteur minister supporting the legality of the methodology presented by ANATEL, it is under analysis by another minister, and should resume to the court's agenda in March. After the final decision by the Federal Court of Accounts about de methodology applied, ANATEL will indicate the final amount for migrating the concession instrument for authorization. This final amount, after confirmation and acceptance by Telefónica, will be converted into investment projects not yet defined by ANATEL.

On April 4, 2021, the Ministry of Telecommunications and ANATEL approved the Resolution No. 744, which adopts the Regulation for the Continuity of the Provision of Fixed Commuted Telephony Service for Use by the General Public ("STFC") under the Public Regime - RCON. This Regulation established that at the end of Telefónica Brazil's STFC concession, the assets belonging to its patrimony (which are used for the provision of multiple services including the STFC under the public regime) will be subject to a contract between the company and the new concessionaire or the Federal Government, to transfer their right of use under fair and reasonable economic conditions.

On the other hand, the assets that are indispensable and exclusively used to ensure the continuity of the provision of STFC under the public regime, will have their possession reverted to the Federal Government through compensation and under the terms of the RCON. It should be noted that these assets constitute residual and decreasing assets of the company's assets.

In this way, the Concessionaire's assets, at the end of the concession contract on December 31, 2025, will not be susceptible to the reversal of its ownership to the Union. The assignment of the use of shared assets and the possession of exclusive assets of the STFC is now defined by means of specific contracts already provided for in the operational manual of the RCON, approved by Decision No. 269/2021/COUN/SCO.

After the adoption of Resolution No. 744, the obligation to submit a list of reversible assets ("RBR") to ANATEL is

merely informative with the objective of maintaining transparency of the assets used by the Concessionaire in the provision of STFC under the public regime.

Nevertheless, it is important to emphasize that in the scope of administrative proceeding TC nº. 003.342/2022-0, in progress at the Federal Court of Accounts, a technical report stated that the RCON should be reviewed, such understanding shall still be submitted to the court's ruling.

In the other Brazilian states, Telefônica Brasil provides local, international and long-distance STFC, personal mobile service (SMP) and broadband multimedia communication services (which include the provision of fixed broadband connection) and pay TV services, all under the private regime.

On June 17, 2020, the Decree that regulates Law 13,879/2019 was published. The Decree 10,402/2020 allows the renewal of existing licenses. Previously, only a single license renewal was allowed for the same period. Currently, the successive renewals will be made in a competitive process at market price. The renewal amount can be converted, totally or partially, into investment commitments.

Regarding the extension of the 850 MHz band authorizations, if the legal and regulatory requirements are met, ANATEL agreed to extend the current authorizations for the use of radio frequencies in Bands A and B, proposing their approval, on a primary basis, until November 29, 2028. However, specific conditions for renewal, including those related to the economic valuation criteria and obligations, were challenged by the affected service providers (including Telefónica).

After ANATEL dismissed the appeals filed by the providers, ANATEL referred the case to the federal court of accounts of Brazil ("TCU"), and in September 2022, TCU decided that the possibility of successive extensions brought by Law 13.879/19 should be considered as an exception, applicable only when certain requirements are met (art. 167 of Law 13.879/19 and article 12 of decree 10.402/20). Telefónica appealed that decision, defending the successive extension of licenses as a rule and not as an exception, in accordance to Law 13.879/19.

In addition, on December 8, 2022, ANATEL revoked Telefónica´s 450 MHz spectrum authorization (451 - 458 MHz and 461- 468 MHz) covering the states of Alagoas, Ceará, Minas Gerais, Paraíba, Pernambuco Piauí, Rio Grande do Norte, Sergipe and part of São Paulo. The decision was motivated by the fact that Telefónica could not provide evidence of service activation in the 450 MHz band as a result of the unavailability of 450 MHz devices ecosystem and of the waiver clause contained in the tender notice, interpreted by ANATEL as meaning that the waiver would operate automatically in case of non-activation of the frequency within the contractual term.

Previously, on September 2022, ANATEL revoked authorizations held by other providers.

In November 2021, ANATEL held the greatest spectrum auction in its history, with 700 MHz, 2.3 GHz, 3.5 GHz and 26 GHz lots. On that occasion, Telefónica acquired 3.5 GHz and 26 GHz national licenses (100 MHz and 600 MHz bandwidths, respectively). The Company also won regional 2.3 GHz licenses, with 50 MHz bandwidth in Southeast Region (except Sao Paulo state and PGO Sector 3) and 40 MHz bandwidth in Sao Paulo state, North and Midwest Regions (except PGO Sectors 22 and 25). These licenses guarantee the necessary spectrum to provide 5G services and are valid for 20 years, renewable under existing legal conditions at the end of this time.

Interconnection, tariffs and prices

Interconnection among public networks is mandatory in Brazil. Generally, parties can freely negotiate the terms and conditions about technical points, economic discounts and rights/obligations, of the interconnection agreements. Interconnection rates for fixed network operators identified as operators with significant market power (SMP) (Resolution No. 588/2012) are defined by ANATEL; the interconnection rates for the use of mobile operators networks (Resolution No. 438/2006), may be agreed between the parties. However, if the parties fail to reach a consensus, particularly regarding charges to fixed operators (Resolution No. 576/2011), ANATEL imposes the rates to be used. The mobile termination market is based on the model of incremental costs and, pursuant to applicable laws, variations in VU-M must be reflected in VC1 (retail price paid by users for local fixed-mobile calls). Regarding VC2 and VC3 (retail price paid by users for national long distance fixed-mobile calls), variations in VU-M no longer need to impact these values, as is still the case of VC1. In March 2020, ANATEL approved Resolution No. 724, which established the Standard for the implementation and monitoring of tariff freedom in the Fixed Telephone Service (STFC) for use by the general public, in the National Long-Distance mode. Since then, the company has been free to determine domestic long-distance fees according to the market.

The Telefónica Group, including VIVO, has been identified as an operator with SMP in the following markets: (i) fixed network infrastructure access for data transmission in copper pairs or coaxial cables at speeds up to 12 MBps in the region of São Paulo; (ii) wholesale fixed network infrastructure to transport local and long distance transmission at speeds up to 34 MBps in the region of São Paulo; (iii) passive ducts and trenches infrastructure throughout Brazil; (iv) call termination on mobile network in Brazil; (v) national roaming market throughout Brazil.

ANATEL's Resolution no. 694/2018 in July 2018 changed the PGMC, which, besides others changes, recognized a new relevant wholesale market of high capacity data transport services with speeds higher than 34 Mbps, in which Telefónica is established as SMP throughout Brazil.

In addition, operators without SMP are no longer entitled to charge fixed termination fees up to 20% higher than the highest fee adopted by fixed operators with SMP in the same region, since the publication of the Resolution no. 694/2018 in July 2018.

Further, ANATEL's Resolution No. 694 of July 17, 2018, changed article 41 of the Appendix II of the General Plan of Competition Goals (PGMC), and established the Bill and Keep between SMP and the non-SMP operators as 50/50%, from February 24, 2018 for the next 4 years, when this might be revised by ANATEL. Accordingly, the VU-M values (in Brazilian reals) for 2022 applicable to Telefónica Brazil are the following: (i) Region I: 0,01422; (ii) Region 2: 0,01550; and (iii) Region 3: 0,02947, nevertheless Telefónica can reach an agreement for higher values.

Regulation on Universal Service

Currently, only Fixed Switched Telephony Services are subject to universalization obligations. These obligations are established in the General Plan of Universalization Targets (PGMU) and can be reviewed every five years.

Mexico

General regulatory framework

In Mexico, the provision of telecommunication services is governed by the Constitution and the Federal Telecommunication and Broadcasting Law (LFTy R), published on July 14, 2014. The Federal Law of Economic Competition published on May 23, 2014, its regulations and the Regulatory Provisions of the Federal Law of Economic Competition for telecommunications and broadcasting published by the Federal Telecommunications Institute on January 12, 2015.

The Federal Telecommunications Institute (IFT) is the authority responsible for the regulation, promotion and supervision of the use, development and exploitation of radio spectrum, networks and the provision of broadcasting services and telecommunications, as well as the antitrust authority for broadcasting and telecommunications sectors. Furthermore, on August 26, 2015, a special division on Telecommunications affairs was established by the Consumers Affair Authority to monitor, coordinate, control, substantiate and resolve conciliation, arbitration and infringements, review, modification and grant the use of adhesion contracts in terms of Federal Consumer Act.

The IFT, as the Mexican national authority in communications and broadcasting sectors, declared in 2014 the América Móvil Group a preponderant operator in the telecommunications market, imposing specific measures with asymmetric obligations to avoid damaging competition and free market participation. Within these measures are the imposition of a regulated framework interconnection agreement and a set of reference offers for: leasing of dedicated links, access and shared use of passive infrastructure in fixed and mobile networks, MVNOs, roaming and local loop unbundling. In this sense, on November 17, 2016, Telefónica México and América Móvil Group signed an agreement in order for América Móvil to provide the wholesale service of national roaming in the areas where Telefónica México might have an interest. Telefónica Mexico and Telcel engaged in successive extensions of this agreement and on June 1, 2018 entered into Telcel's current Reference Offer as well as and an amendment agreement whereby the Offer, the original agreement and the Pricing and Tariff Annex were replaced entirety, which is in force due to the successive agreements reached to date.

On April 16, 2021, the decree that reforms the Federal Telecommunications and Broadcasting Law was published in Diario Oficial de la Federacion creating the National Register of Mobile Telephony Users (PANAUT), which sought to integrate a database with information on the natural person or legal entity who are holders of mobile lines; including biometric data in order to prevent and attack the crime of extortion.

On April 26, 2022 the Supreme Court of Justice of the Nation declared the total invalidity of the regulatory system that integrates the decree mentioned in the previous paragraph (and therefore the PANAUT), as a result of several unconstitutional actions filed by both the INAI (National Institute of Transparency, Access to Information and Protection of Personal Data) and a group of senators.

Licenses

Pegaso PCS, S.A. de C.V. (Pegaso PCS) has multiple concessions and licenses for installation and operation of a Public Telecommunications Network to provide telecommunications services and use spectrum for the provision of mobile wireless service nationwide.

Telefónica México accepted the terms and conditions established by the IFT for the renewal of the 1900 MHz licenses nationwide, which expired in 2018. Notwithstanding the foregoing, on November 21, 2019, Pegaso PCS, S.A. de C.V. notified IFT of the waiver of the totality of its spectrum licenses in four different stages. On December 31, 2020 IFT was informed that the concessions for the 850 and 1900 MHz bands for regions 1, 3 and 4 were returned. Similarly, on December 31, 2021, the IFT was notified the same about the 1900 MHz concessions for regions 5, 6 and 9. Finally on June 30, 2022 the IFT was notified of the return of the remaining spectrum in the 850 and 1900 MHz bands for regions 2, 7 and 8.

Prices and tariffs

Tariffs charged to customers are not regulated. They are set by companies and must be registered with the IFT, in order to be enforced.

Interconnection
On November 17, 2020, the IFT published the mobile termination rates (MTRs) applicable to solve any conflicts regarding MTR during 2021, 2022 and 2023. For 2021 MTRs were set, for the Preponderant Economic Agent (Radiomóvil Dipsa, S.A. de CV- Telcel-) at 0.018489 pesos per minute, while for the non-preponderant ones they were set at 0.073714 pesos per minute. These rates were calculated using was an LRIC cost model used in the past with new criteria and variables. Since 2018, Telefónica has been challenging the interconnection rate resolutions issued by the IFT based on the inoperability of the cost model authorized by the IFT; notwithstanding this, to date the established rates have been applied. At the end of 2022, the SCJN has not yet resolved the lawsuits filed by Telefónica México and other concessionaires during the years 2018 to 2022.

Foreign ownership/restrictions on transfer of ownership
Since the amendments to the Constitution published in June 2013 foreign investment (FDI) up to one hundred percent in telecommunications is allowed.

Chile
General regulatory framework
The General Telecommunications Law No. 18168 of 1982, as amended, establishes the legal framework for the provision of telecommunications services in Chile. The main regulatory authority in Chile is SUBTEL (the Under-Secretary of Telecommunications). On February 13, 2014, the Regulation on Telecommunications Services was published and came into force on June 14, 2014, regulating a number of new services as Internet, Pay TV, etc.

In May 2014, law No. 20750 allowing the introduction of Digital Terrestrial Television was published in the Official Journal. It set an extensible deadline of five years for the blackout analog. It also set forth that the concessions of free-to-air broadcasting could be nationwide, regional, local and with European coverage.

The principal regulation concerning competition in Chile is Decree No. 211 of 1973, whose current text was established in Law Decree No. 1 of 2005 (Ministerio of Economía, Fomento y Reconstrucción). The Competition Court deals with infringements of competition law. Law Nº. 20.945 was published on August 30, 2016 increasing the administrative fines up to 30% of the sales relating to the product line or services associated with the infringement during the period in which the alleged infringement took place, or up to the double of the economic profit reached by the infringement.

Other relevant laws that have an impact on the operation are Law No. 20,808, published in the Official Gazette on January 28, 2015, which protects the free choice of users in cable, Internet or telephony services, Law No. 21,046 that establishes the obligation of a guaranteed minimum speed of Internet access, published in the Official Gazette of November 25, 2017 and Law No. 21,245, published in the Official Gazette on July 15, 2020 that establishes the obligation to provide the Automatic National Roaming service in certain areas and Law No. 19.496 concerning consumer data protection.

Licenses
The main licenses and concessions to use spectrum are shown in the table at the end of this Annex.

Additionally, Telefónica Chile has been granted licenses of public local phone services, Voice Over Internet Protocol services, concessions of long distance and concessions to install and exploit the national fiber optic network and mobile satellite. 2.6 GHz and 700 MHz concessions established an obligation for Telefónica Móviles Chile to provide a wholesale service to MVNOs, under a non-discriminatory and complete Reference Offer (including prices). This same obligation extends to the new 5G technology recently deployed in its first phase.

On December 5, 2019, the TDLC notified resolution 59 through which it modified the 60 MHz spectrum cap, establishing percentage caps by macrobands. Against this resolution, claims were filed by some operators and Conadecus, which were partially accepted by the Supreme Court on July 13, 2020, in the sense of: i) maintaining the percentage caps set by the TDLC, with the exception of the low macroband (up to 1 GHz) which went from 32% to 30%, and ii) establishing certain complementary measures to the Mobile Network Operators such as, national mandatory and temporary roaming; or keeping an offer of facilities and resale plans for MVNOs permanently available and updated, among others.

On February 16, 2021, the auction for the 3.5GHz band, initiated in 2020, was completed and Telefónica Móviles Chile has been awarded 50MHz. On October 2, 2021, the decree granting the concession to Telefónica Móviles Chile in the 3.35-3.40 GHz band was published in the Chilean Official Gazette. From that date, the terms conferred started as follows: (i) 30-year period of the concession and (ii) implementation of the terms for the start of service of the 5G project (12 months for stage 1 and 24 months for stage 2). Telefónica Móviles Chile completed the deployment of all base stations corresponding to phase 1 of the 5G project

Prices and tariffs
Public telecommunication services prices and prices for intermediate telecommunication services are freely established by operators, unless there is an express resolution by Chile's Competition Court on existing conditions in the market confirming that there is not enough competition. Additionally, maximum prices for interconnection services (access charges for network use, mainly) are subject to tariff regulation for all operators, being set by stipulated procedures.

The Ministries set maximum tariffs under efficient operator model basis.

Maximum interconnection tariffs for telephony services are set every five years jointly by the Ministry of Transport and Telecommunications and the Ministry of Economy.

Interconnection

Interconnection is obligatory for all license holders with the same type of public telecommunications services and between telephony public services and intermediate services that provide international long distance services. Every five years, SUBTEL sets the applicable tariffs for services provided through the interconnected networks.

On May 9, 2019, a new Tariff Decree regarding fixed termination rate was adopted for the 2019-2024 period. The new tariff decree for the period 2019-2024, entered into force retroactively in May 2019 and represents a 65% drop from the previous value to reach a value of 1.3 CLP per minute during normal business hours.

Regarding mobile termination rates, in 2019 a new decree was issued, which will be applicable for the next 5 years, The average tariff which will apply until 2024 was 1.8 CLP per minute (0.0024 euros, without VAT, based on the exchange rate as of February 6, 2019, to be charged on a per second basis). The validity of the new tariff decree starts on January 26, 2019. In January 2024, the current decree on interconnection tariffs for mobile services will expire, while in May of the same year the current decree on interconnection tariffs for fixed services will expire.

Argentina

General regulatory framework

The basic legal framework for the provision of telecommunications services in Argentina is set forth in the Law "Argentina Digital" No. 27078 issued on January 7, 2015. This legal framework declared of public interest the development and regulation of information technology, communications and its associated resources (ICT's). Thus, this law became the specific regulatory regime for the free market, including rules on interconnection, universal service and radio spectrum, and setting out the principles of network neutrality and giving to the technological, informational and communicational companies the possibility of providing broadcasting services (except satellite infrastructure), and setting a single license system.

Additionally, the Government approved the Decree No. 267/2015, published in the Official Gazette on January 4, 2016, which amended the Argentina Digital Act creating the National Communication Agency (ENACOM), which is the continuation of the Federal Authority for ICTs (Autoridad Federal de Tecnologías de la Información y las Comunicaciones).

By the Decree of Need and Urgency No. 690/2020, it was resolved to amend Law 27078, establishing that Information and Communication Technology Services and Access to telecommunications networks for and among licensees are essential and strategic public services. At the same time, it determined that the prices of ICT essential and strategic public services will be regulated by the authority. Finally, it incorporated mobile communication services as public services. In connection with DNU 690/2020, Telefónica de Argentina, S.A. and Telefónica Móviles Argentina, S.A. (collectively, "Telefónica") were forced to file a lawsuit against the Argentine State, in connection with a series of contracts for licenses to provide services and spectrum use authorizations entered into between Telefónica and the Argentine State, including the licenses resulting from the 2014 spectrum auction. Such contracts and their regulatory framework provided that the services provided by Telefónica were private and prices would be freely set by Telefónica. The lawsuit filed was dismissed in September 2021 and Telefónica appealed this decision. On December 17, 2021, the first instance ruling was overturned and the scope of articles 1, 2, 3, 5 and 6 of DNU 690/2020 and the resolutions of the National Telecommunications Agency that sought to control tariffs (Resolutions 1666/2020 and 204/2021) and provide for a Mandatory Universal Basic Provision (Resolution 1467/2020) were suspended for six months or until a final ruling is issued. During this period, Telefónica will not be subject to the provisions considered in the DNU 690/2020 in relation to price and public service regulations. On June 10, 2022, the Federal Contentious Administrative Court No. 5 extended by six months the precautionary suspension of the effects of the DNU 690/2020 in favor of Telefónica. On December 27, 2022, the Federal Contentious Administrative Court No. 5 extended for an additional six months the precautionary suspension of the effects of the DNU 690/2020 in favor of Telefónica.

Furthermore, "Law on Defense of Competition" No. 27442 prohibits any acts or behaviors contrary to such law and establishes an authority of competition that is pending to be constituted In the meantime, the Secretary of Commerce continues to act, assisted by the National Commission for the Defense of Competition created by Law No. 22262.

Licenses

The main licenses and concessions to use spectrum are shown in the table at the end of this Annex.

Additionally, Telefónica de Argentina has licenses for an indefinite period of time for the provision of communications services; local telephone services; long-distance national and international, telex, international communication and data transfer services; national and international value-added services, and other telecommunication services provided by the different license agreements entered into with the National State, and administrative acts entered into with the National State.

Roaming

By means of Law 27.497 (BO 10/01/2019) the Economic Complementation Agreement No.35 between the States part of Mercosur and the Republic of Chile was approved, which includes the Commercial Agreement between the Republic of Chile and the Republic of Argentina by which these countries are obligated to implement the international roaming services in the territory of the other party with the same tariffs or prices they charge for the mobile services in their own country.

Finally, by means of Resolution ENACOM 927/2020, the International Roaming Regime between the Republic of Argentina and the Republic of Chile was approved, establishing as from August 29, 2020, the price for international roaming service between the two countries as a local service.

Prices and tariffs

Since the amendment of the Argentine Digital Act by Decree of Need and Urgency No. 690/2020, the licensees may set the prices, which must be fair and reasonable, must cover exploitation costs and aim to an efficient provision and a reasonable operation margin. The authority may regulate the prices for reason of public interest.

On December 21, 2020, the BO published the ENACOM Resolution No. 1467/2020, which regulates the Mandatory Universal Basic Provision (PBU) for fixed and mobile telephone services, internet services and radio broadcasting by subscription through physical or radio links. Both the PBU benefits and the prices are established by the control authority. Only a certain group of persons who are covered by the cases set by the regulation (social plans beneficiaries, unemployed, etc.) may have access to the PBU.

Interconnection

The National Entity of Communications (ENACOM) has the power to control interconnection prices and tariffs, and also to set them in order to the general costs or other compensation mechanism.

The Ministry of Modernization issued resolution 286/2018 establishing a new interconnection regulation. Based on this, ENACOM set a local origination or termination rate in the Fixed Telephony Service's networks equivalent to 0.0045 dollars per minute, for the local transit service an interim rate equivalent 0.0010 dollars per minute and for the service of long distance transport an interim rate equivalent to 0.0027 dollars per minute. A rate of 0.0108 dollars per minute applies to local origination or termination services in mobile networks. For all cases, the second was set as the appraisal unit of measurement.

Colombia

General regulatory framework

In Colombia there are different agencies responsible for decision-making in the Information Technology and Communications sector (ICT), among them are the Ministry of Information and Communication Technologies (MinTIC), the Communications Regulation Commission (CRC), the National Spectrum Agency (ANE), the Superintendence of Industry and Commerce (SIC).

Through Law 1341 of July 30, 2009, principles and concepts applicable to Information societies and the Organization of Information and Communications Technologies -ICT- are defined, the National Spectrum Agency is created and other provisions are issued and establishes the general framework for the formulation of public policies in the Information Technology and Communications sector. This Law was amended by Law 1978 of 2019, ICT sector is modernized, the competences are distributed and a single regulator is created, with the purpose of encouraging investment in the sector and focus on connectivity, creating more and better services, as well as unifying the regulatory framework and strengthening public television and radio.

Likewise, article 10 of Law 1341 of 2009 establishes the general rating regime for the provision of telecommunications networks and services, this rating is understood to be formally assorted, when the interested party is registered in the ICT register, provided by Article 15 of the abovementioned Law, in the same way. With the reform of this Law carried out with the Law 1978 of 2019, the subscription television service is included as provision of telecommunications networks and services and by virtue of the provisions of the transition regime established by such last mentioned regulation, the operators that to date of its publication, had concession contracts for the provision of television can qualify for general authorization and provide services in an environment of technological neutrality. In addition, telecommunication services continue to be public services in charge of the State, and Internet access has been declared an essential public service by Law 2108 of 2021.

Also, in accordance with the provisions of Article 11 of the Law 1341 of 2009, the use of the spectrum requires prior, express and granted permission by the MinTIC. As of 2019, with the amendment of Article 8 of the Law 1978, the validity of the use permit is extended of spectrum and its renewal from 10 to 20 years. The regulation provides that the granting or renewal of the permit to use a segment of the radio spectrum will result in payment, in favor of the Information and Communications Technology Fund and in charge of the permit holder. With the amendment of 2019, this consideration may be partially paid, up to 60% of the total amount, through the execution of obligations to do, to expand the quality, capacity and coverage of the service, which benefits the poor and vulnerable population, or in remote areas, in public schools located in rural areas and other official institutions such as health centers and public libraries, as well as providing emergency networks.

On the other hand, the Colombian competition law is included in Law No. 155/1959, Decree No. 2153/1992 and Law No. 1340/2009 on restrictive trade practices.

Licenses

The main concessions and licenses for spectrum use are reflected in the table, at the end of the Annex.

Telefonica applied in 2021 for the renewal of the permit for 15 MHz of spectrum in the 1900 MHz band, which was valid until October 18, 2021. For the renewal, on October 19, 2021 the MinTIC issued the resolution 2803 setting the price of renewal for 20 years.

Telefónica appealed this resolution and the Ministry resolved, through Resolution 2143 of 2022, to decrease the renewal cost and eliminate the technological update obligations considered in the resolution of October 2021. Telefónica filed a request for direct revocation of the Resolution 2143, which was denied through Resolution 4454 of 2022.

In Colombia, a Spectrum Auction Action Plan was published in December 2022 which announced that the conditions for the renewal of spectrum permits to expire in 2023 and 2024 will be defined and actions will be taken to carry out auctions of the remaining spectrum in the 700 MHz, 1900 MHz and 2500 MHz bands, and the 3.5 GHz and 26 GHz 5G bands, indicating that the assignment process would be carried out in the third quarter of 2023. In development of this, Min Tic published a resolution inviting parties to express interest in participating in the Auction Process for the granting of permits for the use of radio spectrum in the three aforementioned bands and adding to the process the 3.5GHz and 26GHz bands with the following amounts of spectrum available: 10MHz of 700 MHz and 1900MHz, 30 MHz in the 2500MHz band, 400 MHz in the 3500MHz band and 2.8 GHz in the 26 GHz band. An important change is that the ICT Ministry in 2022 modified the maximum spectrum caps for Telecommunications Networks and Services provider for use in terrestrial mobile services (IMT).

The caps were set at 50 MHz for the low bands (below 1 GHz), 100 MHz for the medium bands (between 1 GHz and below 3GHz) and 100 MHz for the high medium bands (between 3 GHz and 6 GHz). In the expression of interest Telefónica stressed, among other points, the importance of an adequate spectrum pricing policy, transparency in valuation methodologies, an adequate framework to correct the problems of dominance in the mobile market and the elimination of barriers.

Finally, although Telefónica is in favor of increasing the spectrum caps, has requested additional measures to avoid resource monopolization by the dominant operator.

Interconnection

Mobile and fixed operators in Colombia have the right to interconnect to other operators' networks. Before the intervention of regulatory authorities, operators must attempt direct negotiations. Interconnection must assure compliance with the objectives of non-discriminatory treatment, transparency, prices based on costs plus a reasonable profit and promotion of competition.

In February 2022 the CRC published Resolution 6522 of 2022 whereby some provisions related to the access, use and interconnection of telecommunications networks are modified, modifying the signaling conditions by introducing the mandatory use of the SIP protocol in at least one node of the network; access conditions on the part of content and application providers (PCA) or Technology Integrators for the provision of content, some articles were modified regarding user protection with regards to sending SMS and USSD for commercial and advertising purposes, and establishing new obligations for assignees of short codes, the content of the Basic Interconnection Offer (OBI) was also changed with regards to the guarantees, establishing the option of prepayment and the obligation to update them.

In December 2022 the CRC issued Resolution 7007 which modifies the remuneration conditions for mobile services as of January 2023. The charges for termination in mobile networks, termination of text messages, and the remuneration of National Automatic Roaming and OMVs are reduced. Bill and Keep will apply on remuneration of termination in mobile networks and SMS from May 1, 2025; it does not apply to the use of mobile networks by technology integrators, PCAs and international long distance providers.

Prices and tariffs

The Technologies of Information and Communications Law provides for a free pricing system for communication services, unless there are market failures or quality problems. From 2016 retail tariffs for fix to mobile calls are no longer regulated except for TIGO (one of the commercial names under which Colombia Movil operates) which still holds concession for the provision of personal communication services (PCS's).

Peru

General regulatory framework

The provision of telecommunications services in Peru is governed by the Telecommunications Law, its General Regulation and related regulations. In July 2012, the Peruvian Congress approved the Law of Promotion of the Broad Band and Construction of the National Fiber Optic Backbone, Law No. 29904. This Law declared both (i) the construction of a National Fiber Optic Backbone available to the government to make possible the connectivity by the broad band; and (ii) the access and use of the infrastructure associated with the public services of energy and hydrocarbon to facilitate the display of the telecommunication network for the provision of the broad

band of public necessity. In addition, Law No. 29904 implied that operators of electric, transport and hydrocarbon infrastructure projects would have to install fiber optic that would be available to the government and given in concession to telecommunication operators. Also, this law established that a percentage of the capacity of the National Fiber Optic Backbone would be reserved to the government to satisfy its necessities. Additionally, this Law incorporated the obligation of the Internet services providers to comply with the Net Neutrality regulations. In this sense, the NRA, the Organismo Supervisor de las Telecomunicaciones (OSIPTEL), adopted regulations aimed at providing clear guidelines on the implementation of the net neutrality regime adopted in Peru in 2012 that are in force since January 1, 2017.

Law No. 30083 was approved in September 2013, which seeks to strengthen competition in the public mobile market service by introducing MVNOs and mobile rural infrastructure operators (MRIO). Regulations developing the Act were published in August 2015.

The general competition framework in Peru is based on the Legislative Decree No. 1034. This Law it is applied, in the telecommunication sector, by OSIPTEL.

In November 2019, the government approved the Prior Control of Business Concentration Operations, applicable for those mergers, acquisitions, constitution of joint ventures or the acquisition of productive assets of economic agents that produce effects that restrict competition in the National territory. This regulation shall enter into force in March 2021.

Licenses

The main licenses and concessions to use spectrum are shown in the table at the end of this Annex.

Telefónica del Perú S.A.A faces seven concession renewal processes which correspond to requests made between 2014 and 2020, all of them are pending of decisions on the part of the Ministry of Transportation and Communications ("MTC"). These concessions, according with Peruvian legislation, remain valid while the proceedings are still ongoing.

One of these renewal processes corresponds to the fourth gradual renewal of the concessions for the provision of fixed telephony services, which must be reevaluated as Telefónica del Perú S.A.A won the arbitration process against the MTC´s decision to deny this renewal.

The cable distribution broadcasting service concessions were renewed in May 2016 until March 2032 and 2033, respectively.

On November 2020, the Ministry of Transportation and Communications granted Pangeaco, S.A.C. concession for the provision of telecommunications public services for a 20-year term, renewable. This Group company was created in March 2020 in order to provide all kind of telecommunications services, as well as to acquire, have and exploit telecommunications infrastructure. The company signed on January 15, 2021 the respective concession contract.

Regarding to the auction on the 1,750 - 1,780 MHz, 2,150 - 2,180 MHz, and 2,300 - 2,330 MHz bands, Telefónica del Perú S.A.A. was preselected for the 2022 auction, which was suspended. The process was restarted at the beginning of January 2023, and it is expected that the spectrum will be awarded by the end of the first half of 2023. With regards to 5G, and the spectrum auction for the 3.5 GHz and 26 GHz band, no decision has been taken as of yet.

Wholesale regulation for Major Suppliers

OSIPTEL reviews the markets identified as priority (fixed Internet, mobile, pay TV and circuits) every 3 years in order to determine the existence of major suppliers (companies with market power) in such markets and to impose obligations such as infrastructure sharing and services resale. On June 17, 2021, OSIPTEL resolved to declare Telefónica del Perú S.A.A. and its Economic Group in the country as an important provider in the wholesale Pay TV market in 10 regional markets. Telefónica del Perú S.A.A. won an appeal for reconsideration against this decision, eliminating the obligation of sharing/reselling content.

Prices and tariffs

Tariffs for fixed local telephony and long distance services are adjusted every three months considering services baskets, pursuant to a price cap formulae from inflation and a productivity and must be approved by OSIPTEL in accordance with a price cap formula based on a productivity factor. Rates charged by mobile providers to their customers have been subject to a free tariff regime supervised by OSIPTEL. Tariffs must be reported to OSIPTEL prior to implementation. On 2011, OSIPTEL approved a new price cap system by which the operators of fixed services determine the rates of the local fixed-mobile calls. Such rate is adjusted every time there is an adjustment mobile interconnection rate. On June 17, 2022, OSIPTEL adjusted the rate applicable to local calls made from Telefónica del Perú S.A.A.'s fixed telephones to mobile networks in PEN 0.0006 per second without IGV. Said rate entered into force on June 19, 2022. In the 2022 adjustment, the level of the ceiling rate was maintained.

Interconnection

On May 3, 2022, OSIPTEL published the amendment of the MTR, at 0.00129 U.S. dollars per minute rated at the second, which is applicable as of May 4, 2022 and applies to all mobile service operators.

Main concessions and licenses held by the Telefónica Group

The following tables list the concessions and licenses as at December 31, 2022 to use spectrum for mobile services and selected other applications in each country.

EUROPE	Frequency	Bandwidth (MHz)	Year of Exp. Date
Spain	700 MHz	20	2041 (1)
	800 MHz	20	2031
	900 MHz	29.6	2030
	1800 MHz	40	2030
	1900 MHz (TDD)	5	2030 (2)
	2100 MHz	29.6	2030 (2)
	2600 MHz	40	2030
	2600 MHz	20 (3)	2030
	2600 MHz (TDD)	10 (4)	2030
	3.5 GHz (TDD)	40	2030 (2)
	3.5 GHz (TDD)	10	2038
	3.5 GHz (TDD)	50	2038
United Kingdom (5)	700 MHz	20	Indefinite
	800 MHz	20	Indefinite
	900 MHz	34.8	Indefinite
	1800 MHz	11.6	Indefinite
	1900 MHz (TDD)	5	Indefinite
	2100 MHz	20	Indefinite
	2300 MHz (TDD)	40	Indefinite
	2600 MHz (TDD)	25	Indefinite
	3.5 GHz (TDD)	40	Indefinite
	3.5 GHz (TDD)	40	Indefinite
Germany	700 MHz	20	2033
	800 MHz	20	2025
	900 MHz	20	2033
	1800 MHz	20	2033
	1800 MHz	20	2025
	2100 MHz (TDD)	5	2025
	2100 MHz (TDD)	14.2	2025
	2100 MHz	10	2040
	2100 MHz	30	2025
	2600 MHz	60	2025
	2600 MHz (TDD)	20	2025
	3.5 GHz (TDD)	70	2040

(1) Initial term until 1 December 1, 2041, can be extended for 20 additional years.
(2) Initial term until 2020, extended concession until April 18, 2030.
(3) Regional licenses in Madrid and Melilla.
(4) National license excluding 2 regions (Madrid and Melilla).
(5) These licenses are part of the joint venture with Liberty Global plc (VMED O2 UK Limited).

BRAZIL [1][2]	Frequency	Bandwidth (MHz)	Year of Exp. Date
	700 MHz	20	2029
	850 MHz	25 (3)	2028 (4)
	900 MHz	5-10 (5)	2023-2035 (6)
	1800 MHz	30-65 (7)	2023-2035 (6)
	2100 MHz	30-60 (10)	2023
	2300 MHz (TDD)	40-50 (11)	2041
	2500 MHz	40-60 (8)	2027-2031 (9)
	3.5 GHz (TDD)	100	2041
	26 GHz	600	2041

(1) Expiration date accounts for initial term of 15 years for 450, 700, 2100 and 2500 MHz bands, another 15 years extension are contemplated in these licenses. In 2300 MHz, 3.5 and 26 GHz the initial term is 20 years, with additional 20 years extension.
(2) Regional codes are included in Annex 1.
(3) Except regions 2', 4', 6', 7', 7'' and 10.
(4) Regional licenses second term expiring in different dates. Concession extended until 2028.
(5) Regional licenses of 5 MHz or 10 MHz. Not in regions 1 and 10.
(6) Regional licenses: second term expiration and renewal dates are dependent on the region.
(7) Regional licenses between 30 MHz and 65 MHz.
(8) 40 MHz national license, plus Band P (20 MHz) in some areas.
(9) The initial term of Band X will expire in 2027 and Band P will expire in 2031.
(10) 30 MHz in some regions.
(11) Regional licenses: 40 MHz in North, SP and CO; 50 MHz in RJ, ES e MG.

HISPANOAMÉRICA	Frequency	Bandwidth (MHz)	Year of Exp. Date
Argentina	700 MHz	20	2033
	850 MHz (AMBA)	30	Indefinite
	850 MHz (Sur)	25	Indefinite
	1900 MHz (AMBA)	20	Indefinite
	1900 MHz (Norte)	50	Indefinite
	1900 MHz (Sur)	25	Indefinite
	1700 MHz/2100 MHz	20	2033
	2600 MHz	30	2035 (1)
	3.5 GHz	50	Indefinite (2)
Chile	700 MHz	20	2045
	850 MHz	25	Indefinite
	1900 MHz	20	2032 (3)
	2600 MHz	40	2043
	2600 MHz (TDD)	12	2038 (4)
	3.5 GHz (TDD)	50	2051
Colombia	850 MHz	25	2024
	1700 MHz/2100 MHz	30	2023
	1900 MHz	15	2024
	1900 MHz	15	2041 (5)
Ecuador	850 MHz	25	2023
	1900 MHz	60	2023

HISPANOAMÉRICA	Frequency	Bandwidth (MHz)	Year of Exp. Date	
Peru	450 MHz	10	2028	
	700 MHz	30	2036	
	850 MHz	25	2030	(6)
	900 MHz (Lima and Callao)	10	2028	
	900 MHz (Rest of provinces)	16	2028	
	1700 MHz/2100 MHz	40	2033	
	1900 MHz (Lima and Callao)	25	2030	
	1900 MHz (Rest of provinces)	25	2018	(7)
	3.5 GHz	50	2027	
Uruguay	700 MHz	30	2037	
	850 MHz	25	2024	
	1900 MHz	20	2024/2047	(8)
	1900 MHz	40	2033	
	2600 MHz	40	2045	
Venezuela	850 MHz	25	2027	(9)
	1900 MHz	50	2027	(9)
	1700 MHz/2100 MHz	20	2027	(9)
	2600 MHz	40	2029	
	3.5 GHz	50	2026	(10)

(1) Covering 65% of the population.
(2) Fixed Wireless Access licenses 25+25 MHz in 23 localities with indefinite term (Res. SC 10160/1999, including AMBA region).
(3) 10MHz sold in 2021 as a result of the 'Subtel' (Chilean National Regulator) proposal to comply with the High Court resolution (June 2018) that mandates operators to return certain amount of spectrum they acquired in the 700MHz auction in 2014.
(4) Only in Metropolitan Region.
(5) Renewed for 20 years.
(6) Provinces of Lima and Callao: expiration date of March 2030; rest of provinces in December 2030.
(7) In process of renewal. Extension requested on May 30, 2016. According to the regulation, the license maintains its validity until the Ministry of Transport and Communications decides over the request presented
(8) 10 MHz expires in 2024; 10 MHz has been renewed for 25 years until in 2047.
(9) Renewed for 5 years.
(10) Available for Fixed Wireless Access licenses.

Telefónica seeks to use its spectrum in the most efficient way, implementing 5G and LTE-Advanced where possible.

Besides the spectrum assets included in the above tables, Telefónica owns other assets of spectrum used for other services in higher frequency ranges (above 6 GHz), including access transport.

ANNEX 1

BRAZIL'S SPECTRUM PORTFOLIO: MEANING OF THE STATES, REGIONS AND SECTORS ACRONYMS

Acronym	State
AC	Acre
AL	Alagoas
AP	Amapá
AM	Amazonas
BA	Bahia
CE	Ceara
DF	Distrito Federal
ES	Espírito Santo
GO	Goiás
MA	Maranhão
MT	Mato Grosso
MS	Mato Grosso do Sul
MG	Minas Gerais
PA	Pará
PB	Paraíba
PR	Paraná
PE	Pernambuco
PI	Piauí
RJ	Rio de Janeiro
RN	Rio Grande do Norte
RS	Rio Grande do Sul
RO	Rondônia
RR	Roraima
SC	Santa Catarina
SP	São Paulo
SE	Sergipe
TO	Tocantins

Regions	States & towns included in the regions
1	SP (City)
2	SP (Interior)
2'	SP - towns of sector 33 of the GPLG
3	RJ and ES
4	MG
4'	MG - towns of sector 3 of the GPLG
5	PR and SC
5'	PR - towns of sector 20 of the GPLG
6	RS
6'	RS - towns of sector 30 of the GPLG
7	AC, DF, GO, MS, MT, RO and TO
7'	GO - towns of sector 25 of the GPLG
7''	MS - towns of sector 22 of the GPLG
8	AM, AP, MA, PA and RR
9	BA and SE
10	AL, CE, PB, PE, PI and RN

Sectors	GPLG - general plan of the licenses granted (geographic areas that correspond to the sectors)
1	RJ
2	MG - except towns included in sector 3
3	MG - towns of Araporã, Araújo, Campina Verde, Campo Florido, Campos Altos, Canálopis, Capinópolis, Carmo do Paranaíba, Carneirinhos, Centralina, Comendador Gomes, Conceição das Alagoas, Córrego Danta, Cruzeiro da Fortaleza, Delta, Frutal, Gurinhatã, Ibiraci, Igaratinga, Iguatama, Indianópolis, Ipiaçú, Itapagipe, Ituiutaba, Iturama, Lagamar, Lagoa Formosa, Lagoa Grande, Limeira D'Oeste, Luz, Maravilhas, Moema, Monte Alegre de Minas, Monte Santo de Minas, Nova Ponte, Nova Serrana, Papagaios, Pará de Minas, Patos de Minas, Pedrinópolis, Pequi, Perdigão, Pirajuba, Pitangui, Planura, Prata, Presidente Olegário, Rio Paranaíba, Santa Juliana, Santa Vitória, São Francisco de Sales, São José da Varginha, Tupaciguara, Uberaba, Uberlândia, União de Minas and Vazante
4	ES
5	BA
6	SE
7	AL
8	PE
9	PB
10	RN
11	CE
12	PI
13	MA
14	PA
15	AP
16	AM
17	RR
18	SC
19	PR - except towns included of sector 20
20	PR - towns of Londrina and Tamarana
21	MS - except the town integrating of sector 22
22	MS - town of Paranaíba
23	MT
24	TO and GO - except towns included in sector 25
25	GO - towns of Buriti Alegre, Cachoeira Dourada, Inaciolândia, Itumbiara, Paranaiguara and São Simão
26	DF
27	RO
28	AC
29	RS
30	RS - towns of Pelotas, Capão do Leão, Morro Redondo and Turuçu
31	SP - except the towns included in sector 33
33	SP - towns of Altinópolis, Aramina, Batatais, Brodosqui, Buritizal, Cajuru, Cássia dos Coqueiros, Colômbia, Franca, Guaíra, Guará, Ipuã, Ituverava, Jardinópolis, Miguelópolis, Morro Agudo, Nuporanga, Orlândia, Ribeirão Corrente, Sales de Oliveira, Santa Cruz da Esperança, Santo Antônio da Alegria and São Joaquim da Barra


Telefónica

Consolidated management report 2022

Index

CHAPTER 3. RISKS

CHAPTER 4. ANNUAL CORPORATE GOVERNANCE REPORT

CHAPTER 5. ANNUAL REPORT ON REMUNERATION OF THE DIRECTORS

CHAPTER 6. OTHER INFORMATION

Chairman's Letter



→ We are living in extraordinary times, marked by the need to accelerate the digital, energy, green and educational transitions, among others. These transformations go hand in hand and are supported by powerful technologies like the Internet of Things, artificial intelligence, the metaverse, web3 and crucially, telecommunication networks. The challenging context of war, supply chain tensions and inflation means that now, more than ever, we must work harder to make these transitions happen. We cannot falter.

People-centric digitalisation helps us to progress while respecting the limits of our planet. Telefónica's mission "to make our world more human, by connecting lives" is not just an inspiring principle, but a company-wide commitment to sustainability, which underpins our allegiance to the principles of the United Nations Global Compact and the Sustainable Development Goals in order to build a greener future, help society thrive and lead by example.

In an **increasingly connected** world, there is an urgent need to find a more sustainable economic model. In 2022, Telefónica contributed to these transitions by being:

More green: we continued to roll out fibre and 5G to offer digital solutions that help other companies decarbonise (54% of Telefónica's services have been verified as Eco Smart due to their environmental benefits) and we implemented the Eco Rating label across all of our operations to promote conscious consumption.

This occurred in a year in which we were the first telco to have its net zero carbon emissions targets validated by the Science Based Targets initiative (SBTi) according to the new Net-Zero Standard. Since 2015, we have decreased our energy consumption by 87% per unit of traffic and now use 100% renewable electricity in Europe, Brazil, Chile and Peru. This has enabled us to reduce our emissions by 80% in seven years.

More inclusive: Telefónica has continued to promote social progress by connecting more and more people. This is why the World Benchmarking Alliance ranked us as leaders in digital inclusion in its latest analysis. We generated close to €46 billion in Gross Domestic Product (GDP) in our major markets and created almost 10 jobs for every new hire in 2022. Over the last years, we have demonstrated an annual positive impact of at least €95 billion against the SDGs.

More committed: we have an increasingly motivated team to thank for our progress: our Employee Net Promoter Score reached 69 points, two higher than in 2021. This result was due to aspects such as well-being, learning and diversity, among which our hybrid working model offering more work-life balance opportunities, our reskilling plans and our new target to double the number of employees with disabilities are particularly noteworthy examples.

Our customers also saw the value of our services and support: according to the Net Promoter Score (NPS), their satisfaction level improved by 4 points compared to the previous year (a total score of 30, rising to 58 among our business customers).

People-centric digitalisation helps us to progress while respecting the limits of our planet

More exemplary: we recognise the importance of following good governance best practices and embedding ethics and privacy throughout our value chain. We were therefore proud to be placed first in the sector in Ranking Digital Rights) for the third year in the row.

Looking ahead, we will continue to increase our positive impact, which has now become more decisive than ever. Our ESG targets include achieving zero net emissions and zero waste, increasing rural connectivity and digital skills training, enhancing diversity and strengthening sustainability in our supply chain. For this purpose, we will harness our opportunities for sustainable financing – a strength area for us, as by the end of 2022 we were the leading telco in terms of the volume of bond and hybrid instrument issuances.

In short, Telefónica is poised to play a leading role in the new era. Connectivity and digitalisation are the cornerstones of the present and the future. Cooperation, values and innovation are the essential elements to enable us all, side by side, to build an era of peace and progress.



José María Álvarez-Pallete
Chairman of Telefónica

1 Strategy and growth model





1.1. Context

GRI 3-3

1.1.1. Background: political polarisation, uncertain economic scenario and increased ESG regulation

The world continues to face **serious challenges**. By the end of 2022, after the end of the COVID-19 crisis in most countries, geopolitical tensions and the macro situation signalled a change in the economic cycle, marked by supply constraints, energy shortages and a return to high levels of inflation. This said, behind the difficulties also lie new opportunities. Understanding the context is key:

- In **geopolitical** terms, the war in Ukraine is redefining a new world order. After a long period (at least 30 years) of globalisation and relative calm, the world seems to be realigning around new political and ideological blocs. The increasingly polarised political situation leads to weaker and more unstable governments in traditional democracies, favouring authoritarian regimes or the rise of new populist regimes. This polarisation makes it more difficult to reach agreements that address major structural problems domestically or globally.

- The conflict in Ukraine has significantly increased **global security** risks and countries are considering increasing their defence budgets. As a preventive measure, the use of technology that can be used for war purposes (e.g. state-of-the-art chips) is restricted. In addition, the threat of cyberattacks against companies, infrastructures and individuals is increasing, leading to a substantial scaling up of efforts to protect communication infrastructures and data integrity.

- In **trade** terms, the supply crunch exacerbates the supply problems that have resulted from the pandemic in previous years. The war has led to an increase in the scarcity of raw materials and disruption in global supply chains. In addition, sanctions have disrupted regular fuel trade, triggering an energy crisis (mainly in Europe, although this has spread to the rest of the world).

- In **macroeconomic** terms, all these factors have contributed to the inflationary situation. After a decade of price increases close to zero in major world economies (though not in emerging markets), containing inflation is back on the agenda of central banks. In 2022, we are witnessing a general increase in benchmark interest rates in highly indebted countries. Economic cooling threatens to slow growth and even trigger a risk of recession.

- Rising interest rates, together with the uncertainty of the future macro scenario, have an impact on **capital markets.** Stock markets suffered a correction in the second half of 2022, especially technology stocks. Moreover, we are witnessing a major reshaping of the cryptocurrency market, which impacts on the main players and the value of the corresponding assets (cryptocurrencies, NFTs, etc.).

- From a long-term sustainability point of view, the urgent need to reduce the impact of economic activity on the environment and to **meet the 1.5 degree target scenario is increasing.** In addition to the transition to more efficient and renewable-energy-based models to reduce emissions, a shift to a circular economy is required. The ultimate goal is to maximise the reuse of resources while minimising the impact on the planet.

Against this backdrop, governments and other regulators continue to put increased pressure on the corporate world. Over the last year, this **regulatory pressure** resulted in the following standards or draft standards:

- In the course of the year, EU authorities reached political agreements on the new **Corporate Sustainability Reporting Directive** (CSRD). The CSRD incorporates more complex and demanding reporting requirements regarding the scope and type of information to be published, as well as the format of the report.

- The **European Sustainability Reporting Standards** (ESRS) will be published soon. They aim to ensure that the information published is reliable, consistent and comparable across companies and industries. The ESRS introduce the concept of double materiality in reporting and represent a significant increase in the volume and scope of information to be reported.
- The **Corporate Sustainability Due Diligence Directive** focuses on corporate governance to integrate risk management into companies' strategies as part of the human rights and environmental targets set. The new directive seeks to avoid fragmented requirements and increase the potential liability of companies for adverse impacts. In addition, it ensures improved access to relief for injured parties and complements various other sustainability measures.
- Outside the European Union, the **SEC** (Securities and Exchange Commission) has also proposed to increase reporting requirements for companies on risks and the impact of their activities on the environment. These new rules will apply to companies with instruments listed on US markets and will include information on carbon footprint, emissions and other climate change-related impacts.

Despite the uncertainty, there is still room for growth and it is up to market leaders like Telefónica to innovate, seize this opportunity and be more sustainable over the long term. Technology is not the only answer to the challenges of the future, but it must form an important part of solutions in a highly connected and digitalised world.

1.1.2. Sustainable growth and inclusion: opportunities related to new global challenges

The world faces a number of major long term challenges. Global agreements, incorporating all stakeholders are vital to tackle these challenges. **Companies** playing their part, must coordinate their efforts with the rest of society in order to move forward. The following challenges provide clear opportunities for growth:

Challenge 1: a more environmentally friendly economy

The ongoing crisis has brought the need for concrete plans for **energy transition** back to the forefront. The development of generation, storage and distribution infrastructures that reduce dependence on fossil fuels is a priority. It is important to provide the necessary resources to invest in this field on a continuous basis despite short-term pressures.

As geopolitical tensions grow, the gap widens between nations competing for **access to resources necessary for economic growth,** including basic goods such as water, agriculture, livestock and essential industries. Energy transition targets must take into account the right to development of these countries, enabling sustainable development through support for decarbonisation.

Digitalisation as an opportunity for a more sustainable world:

The transition to a greener economy goes hand in hand with a digital transformation of activities (twin transition). This requires the coordination of public and private policies, together with sufficient investment in new technologies for an increasingly digital economy.

The digitalisation of infrastructure leads to better use of scarce resources. Investment in the basic infrastructure of the future requires new connected solutions, based on technologies such as the Internet of Things (IoT), big data, artificial intelligence (AI), etc. Innovation is starting to be implemented in fields such as infrastructure management, agriculture, electricity, water, waste management, smart cities, etc. and is expected to grow strongly in the future.

Technology is also at the core of the new infrastructure for sustainable energy generation. The opportunity for companies will come from the commitment to non-fossil fuel energy sources, which seek to guarantee supply and quality in the long term. This will generate cost savings and will mean that companies that transition their production models will be less vulnerable to price fluctuations and will be exposed to less regulatory risks (potential fines, limitations on activity, risk of supply rationing, etcetera.).

In the wake of the recent healthcare crisis, and given the new economic conditions, most companies have also accelerated their digital transformation. The digitalisation of company processes leads to increased productivity and better use of resources. The availability of 100% digital processes will speed up the move towards a circular economy.

Challenge 2: promoting equity between countries and inclusion of all social groups

Successive economic crises exacerbate **economic and social inequality,** leading to tensions both between countries and within individual societies. The UN Sustainable Development Goals (SDGs) aim to reduce inequalities and ensure that no one is left behind, as "we cannot achieve sustainable development and make the planet a better world for all if there are people who are deprived of opportunities, services and the possibility of a better life".

- **Promoting equity amongst countries**, the impact of interlinked crises (pandemic and geopolitical tensions) increases disparities in terms of access to basic supplies. The risk of humanitarian crises (famine and refugees) increases under the current macro economic conditions. The world economic order must take into account the needs of a very considerable part of the world's population in developing countries.

After the birth of the world's eight billionth inhabitant, **population pressure** continues to rise. Accommodating the circumstances of two groups of countries with opposing problems is required in order to find solutions. In the first instance, the challenge is the gradual ageing of the population and the need to provide resources, mainly in health and care. In the second instance, it involves improving basic living conditions for populations that continue to grow. The need to address migratory flows is present between the two.

- **Promoting equity within individual societies,** the inequality gap between different socio-economic groups continues unabated. The crisis has exacerbated economic disparities and threatens to put significant parts of the population at risk, even in the most developed societies.

Similarly, in order to have a fairer society, we must **encourage everybody to participate**. Economic activity must harness all available talent through active inclusion policies. Access to employment, non-discrimination and a balance between personal and family life must be part of a new social pact.

Digitalisation as an opportunity for a more inclusive society:
Digital skills and access to networks are becoming essential in an increasingly technological society. Education and lifelong learning for workers are key tools to ensure social inclusion, reduce inequalities and enhance countries' competitiveness.

Bridging the digital divide also requires the entire population to have access to communications networks. Telecommunications companies are instrumental in the deployment of the next generation infrastructures that make the new economy possible. The challenge lies in extending the coverage of these networks to include traditionally excluded populations (rural, remote and sparsely populated areas).

First and foremost, digital inclusion requires access to basic education in digital skills for the population. Digital literacy enables equal access to the most in-demand professions for the future and improves people's chances of development.

1.1.3. Telecommunications sector: high-speed networks, new digital business models and regulatory environment

The telecommunications sector is crucial for societies as it enables access to quality **digital infrastructure and services** and bridges the digital divide. This is demonstrated by the constantly growing demand for data.

Fixed infrastructure continues to evolve towards fibre-to-the-home (FTTH), with higher speeds and better performance than copper. Telefónica has led this transition among European and Latin American operators, opting for direct investments or for vehicles with other partners. Fibre also allows the substantial reduction of energy consumption and hence the carbon footprint of our operations and customers.

In **mobile connectivity,** the transition to the next generation (5G) is gathering pace. 5G enables new business models based on a superior quality of service, in addition to providing higher performance in terms of speed and latency. Accelerating 5G Stand Alone (SA) deployments, based on native core networks, will enable new customer use cases, initially in the industrial field.

Among the emerging technologies, the main players in the ICT sector are committed to the shift from the current internet model towards **Web3.** Communications are an essential part of this new ecosystem.
Telecommunications operators develop the infrastructure that provides the technical capabilities for the metaverse, with an excellent end-user experience that requires superior connectivity.

Alongside the rollout of 5G, telecommunications operators continue to modernise their computing capabilities and systems. The deployment, management and operation of next generation networks are more and more often carried out from a software platform. This allows operators **to extend their capabilities to third parties via APIs.** In this area, telecommunications companies can implement new business models to monetise their networks not only with end-customers, but also by offering network capabilities to external developers. Telefónica is leading the rest of the industry in developing these models, starting with the standardisation of platforms.

Adapting regulation to new market conditions:

The telecommunications sector remains deflationary despite the growing importance of connectivity and cost pressures. In view of the strong investment needs required to achieve the connectivity targets, it is **necessary to review the regulatory framework** in order to adapt it to the sector's new circumstances.

In terms of competitive dynamics, the main markets have a high **number of players**, especially in Europe, with a strong impact on returns on investment. The current regulatory and competition model, originating from the era of the old monopolies and being price-driven, is not sustainable in the long term or compatible with infrastructure investment. The criteria for authorising mergers should be reviewed, where appropriate, without said criteria imposing conditions that are harmful to the sector.

At the same time, the debate on the **contribution of the largest traffic generators** to network investment remains on the table. We believe that it would be beneficial for all parties if those over-the-top companies (streamers, hyperscalers, etc.), which account for a disproportionate share of traffic growth, were to contribute to deployments on a fair share basis.

1.2. Mission

GRI 2-22

"To make our world more human by connecting lives".



Our mission puts people at the centre of everything we do. We want to be a company that is trusted by customers, employees, suppliers, shareholders and society in general. Our mission has two key elements:

- **Making the world more human:** corporate **ethics** are at the heart of everything we do, always placing technology at the service of **people** and protecting the **planet** through digitalisation. We take into account our various stakeholders' expectations and needs in order to build relationships of trust.
- **Connecting people's lives**: this means that we aim to digitalise society as a whole, leaving no one behind, and reduce the **digital divide** in terms of access, affordability, accessibility and training in digital skills. It also drives us to innovate so that we can offer products and services that add value and contribute to improving people's lives and leads us to leverage digital solutions to decarbonise the economy.

The pandemic crisis made **our mission even more important**: never before has being connected made such a big difference; it has changed the way we study, work, interact and do business. This new way of doing things, which is more online and digital, also offers environmental benefits. The most obvious example is how remote working reduces employee commuting, which leads to lower fuel consumption and office air conditioning, meaning lower CO_2 emissions.

The telecommunications sector is a pillar of our society and in the coming years the sector will continue to play a key role in an economic and social recovery and in building a greener and fairer economy for all.

Aligned with the 2030 Agenda

Our corporate purpose combines naturally with the **United Nations 2030 Agenda,** which explicitly highlights the key role of technology, innovation and communications in addressing the great challenges facing humanity.



For further information, see chapter 2.14. Contribution and impact on communities.

Deploying infrastructure is essential, but it is not sufficient on its own. Based on this infrastructure, we need to develop services that add value and allow us to get the full socio-economic benefit of technology. There is also a need to increase the digital skills of society and businesses. Telefónica is committed to making this happen.

We want to be recognised as a key player in the sustainable development of society, as an enabler to help tackle emerging socio-economic and environmental challenges.

Aligned with our Responsible Business Principles

To make our mission a reality, we must have clear principles that consistently guide our decisions and actions inside and outside the Company



For further information, see chapter 2.16. Governance and a culture of sustainability.

We have a code of ethics and conduct, our Responsible Business Principles and a Sustainability Policy, which help drive us to act with integrity, commitment and transparency.

Brand and culture alignment is also key. Our aim is for Telefónica's corporate purpose and values to be reflected in our conduct, processes and objectives, ensuring **consistency between what we say and what we do,** so that this shared vision spreads from employees to customers and from customers to society. This culture is strengthened when we are consistent in how we behave within the Company and how we present ourselves. This helps us clarify our *raison d'être* and how we can help make the world a better place.

1.3. Business model

GRI 2-6

Traditionally, the telecommunications business has been based on the investment and operation of a series of assets, mainly network assets, on which operators build services targeted at all their customer segments.

Nowadays, networks are moving towards models more akin to software platforms. This enables **the creation of new business models,** based on making the main capabilities of our networks available to different players (not only end customers) through connectors or Application programming interface (APIs).

1.3.1. Traditional telecommunications model: services aimed at end customers with investment in network assets


Assets
Services
Customers
1. Tangible Fixed Assets:
• Fixed networks
• Mobile networks
• IT (data centres & hardware)
• Real estate
2. Intangible Fixed Assets:
• IT platforms (software)
• Operations and processes
• Licences and spectrum
• Brands
1. Basic Telecommunications:
• Connectivity
• Communications
2. Digital Services:
• TV and content
• Cloud services
• Internet of Things
• Etc.
3. Professional Services:
• Security
• Big data
• Managed IT services
• Etc.
1. Residential:
• Homes
• Individuals
2. SMEs, Businesses and Professionals
3. Large Corporations
4. Multinationals
5. Administrations and Public Entities

The **traditional value chain** of telecommunications operators includes the following elements:

- **Assets**: a set of tangible and intangible elements, developed through investment, which is typically capital-intensive. These are mainly fixed and mobile networks, their subsequent developments, business and service platforms and other intangible elements (licences, spectrum, brands, etc.).
- **Services**: companies in the sector typically develop their own services based on the assets deployed (or may offer third-party services). The core business includes the main fixed and mobile communications businesses, although operators have been shifting towards businesses adjacent to connectivity.

- **Customers**: integrated telecommunications companies, such as Telefónica, usually have a very diverse portfolio of customers in each of their markets (residential, corporate, public administrations, etc.). The commercial offering is adapted to each of these segments to meet their needs.

1.3.2. Evolving telecommunications business models: APIfication of network capabilities and tiered connectivity

New telecommunications business models


Application developers
Telecommunications companies
End users
Cloud
Industrial
Mobility
Gaming
Content
Etc.
Telco APIs
Network capabilities
Platforms
Connectivity
Data
Tiered connectivity (QoS)
Individual
Home
Corporate
Public Sector

In recent years, **networks** have been incorporating new technologies that allow innovative services to be developed and new business models to be built around them.

The combination of cloud computing with the softwarisation of network elements and functions enables **Network as a Service (NaaS)** business models. NaaS facilitates the development of more flexible models for customers, with lower upfront investments and a higher degree of control over their communications.

With the advent of 5G and the modernisation of platforms, new network capabilities have been developed. **Edge computing** technologies allow services to be moved closer to the end customer, improving the customer experience. This capability is essential for reducing latency and developing many use cases.

The new networks also include the possibility of developing **network slicing**, which allows the creation of multiple virtual networks (slices) on the same physical network. These slices can be tailored to provide different operating parameters (bandwidth, latency, availability, etc.), adapted to customer needs.
Meanwhile, telecommunication companies have been upgrading their information systems (IT) and the software platforms that operate the networks. These allow operators to provide certain functions securely through **standardised interfaces (APIs)**.Other companies can develop services based on these APIs.

The combination of all these technologies will have a direct impact on traditional telco business models. **There is an opportunity to refocus connectivity based on different network quality tiers.** The transformation will be dictated by the possibility of monetising two elements simultaneously:

- On the developers' side, to improve the user experience of their services. These companies would be willing to pay for access to premium network capabilities.
- On the end-customer side, the commoditisation of data is reversed, allowing end users (telco customers) **to pay for particular service capacities** depending on how they will use the connection.

To seize the opportunity for these new businesses, operators will need to become **orchestrators of all of the above elements** (networks, platforms, developers, end customers).

The transition to tiered connectivity, based on quality (speed, latency, security or other characteristics) requires a change in the current **regulatory model**. The current focus on price competition leads to the commoditisation of telcos' services. A forward-looking regulatory model must encourage innovation and fairly reward investment in the networks that underpin the economy of the future.

1.4. Materiality

KEY POINTS

 We have been reporting on double materiality since 2021 as a way to identify how sustainability issues impact Company value and how our activities affect society and the environment.

 In 2022 we updated the double materiality matrix with a focus on the identification and prioritization of key issues, in keeping with EFRAG recommendations, and following consultation with our stakeholders.

 Our double materiality matrix classifies material issues into three levels of impact based on their strategic relevance, urgency and/or required approach.

1.4.1. Double materiality

In 2022, following the approval of the European Corporate Sustainability Reporting Directive (CSRD) and in accordance with the guidance from the European Financial Reporting Advisory Group (EFRAG) technical expert group, we updated our materiality matrix to provide more detailed information based on the double materiality framework.

This approach facilitates the inclusion of sustainability as **a decisive factor in our strategy and decision-making processes** by identifying and assessing the most significant sustainability issues for our Company from a two-fold perspective:

- Impacts on Company value **("financial materiality"** or **"inward impacts"),** which are geared towards the sustainability issues that affect our financial profitability and our capacity to create value for shareholders and investors.
- Impacts on society and the environment **("environmental and social materiality"** or **"outward impacts")** stemming from activity by the Company, including those that affect human rights.

Expectations from our stakeholders have also been included under the concept of **dynamic materiality** as a way to consider how their priorities evolve over time and the trends that affect them.

1.4.2. Double materiality determination process

GRI 3-1, 3-3

We have followed a four-step process to analyse double materiality:



Identification and updating of material issues
A
B
C
D
Evaluation and prioritisation through evidence which demonstrates the impact on society/ environment and the impact on the value of the Company
Commitment to stakeholders including their perception of the matters identified and assessed
Oversight and validation of the materiality process

A. Identification and updating of material issues

The first step when analysing materiality is to identify a broad universe of sustainability issues that could potentially be significant for Telefónica. This is essential to minimise the risk of overlooking any emerging issues and to **guarantee a thorough and credible analysis.**

We therefore used our 2021 materiality analysis as a starting point. The issues considered for that analysis have been updated through external and internal documentary research that considered the nature of our Company, its value chain, its stakeholder map and the impacted audiences.

The following **sources** were used for that documentary analysis:

External

- **Global ESG regulatory context:** analysis of international environmental, social and corporate governance standards, as well as legal requirements, globally applied local standards, economic policies, self-regulation standards, etc.
- **Benchmark:** materiality matrices of the leaders in our sector.
- **ESG criteria** applied by the main ESG rating analysts: MSCI, S&P, Sustainalytics, Moody's Vigeo, and FTSE among others.
- **Non-financial or sustainability reporting standards** (GRI and SASB).
- **Sustainable Development Goals and targets (SDGs):** taking into account the goals to which we can make the most decisive contributions.
- **Expectations from our stakeholders** by identifying priority issues through the various engagement channels we have with them. For further information, see our table of stakeholder engagement channels.

Internal

Besides analysing relevant internal documentation, we also consulted with cross-departmental areas from an ESG point of view, mainly Global Sustainability Management and Strategy Management.

After identifying the issues, we defined and organised them into three levels, which is outlined in the appendix:



For further information, see Appendix 2.21.3. Material issues.

B. Evaluation and prioritisation through evidence which demonstrates the impact on society/ environment and on Company value.

The material issues we identified in step one were assessed and weighted from two perspectives: their impact on society and the environment; and their impact on Company value (financial materiality).

Impact on Society - Environment

In this regard, we considered the Company's context, the identification of real and potential impacts, and the assessment of those impacts. The following studies were taken into account when identifying adverse impacts:

- **Telefónica's Environmental and Human Rights Global Impact Assessment.** In 2022, we updated our global impact on these issues in line with the material issues identified in step one. Impact severity and likelihood were also taken into consideration.



For more information, see chapter 2.15. Human rights.

- **Telefónica's Social and Environmental Contribution Study.** In 2022, we assessed and published our impact on people and our environment.

  We analysed our activities, operations, products and services, social action and their alignment with the Company's strategy. Consideration was given to a set of impact variables based around the Company's three strategic priorities and the Sustainable Development Goals for the assessment, and was aligned with the issues identified in step one.



For further information, see chapter 2.14. Contribution and impact on communities.

By combining the two assessments, we obtained the materiality linked to the impact from each issue. We set **five impact levels** (slight, low, moderate, high and critical) in both cases (positive and negative).

Financial materiality or impact on Telefónica's value

To determine the impact on Company value and also based on the material issues identified in step one, we considered those risks and opportunities that affect or might affect the Group with regard to those issues and in the following way:

- **Risks:** the issues identified were linked to the risks in the Telefónica Group model, including the global assessment of each risk in 2022. This considers the criticality level based on the potential economic impact and the likelihood of occurrence, among other factors.



For further information, see chapter 3.1.4. Risk tolerance or appetite.

- **Opportunities:** following an internal analysis with the Strategy area, we estimated a number of opportunities linked to the issues identified in step one, in terms of both potential new revenues and efficiencies. The estimated impact, and the size and likelihood of capturing the opportunity were taken into account for their assessment.

  We set **five impact levels for their assessment** (slight, low, moderate, high and critical) in both cases (risks and opportunities).

- **Reputational risk:** after the two assessments were included from the point of view of risks and opportunities, we weighted each issue from a reputational perspective, giving more weight to those ESG issues with a reputational impact according to RepRisk[1].

  The resulting combination of all these point of view reveals the material issues from a perspective of impact on Company value.

C. Commitment to stakeholders, including their perception of the issues identified and assessed

Telefónica's strategy on engagement with and commitment to stakeholders is based on increasing transparency and effective dialogue to build relationships of trust.

These relationships enable us to identify which aspects are considered most significant by our stakeholders **(customers, employees, strategic partners and suppliers, shareholders and analysts, government bodies and regulators, opinion leaders, the media and communication services, and society)** and to identify new trends in the field of sustainability.

As a result, we consulted with various groups and took their responses into account when identifying and weighting the issues of relevance to each one. The main consultation processes are listed below:

- A consultation with our stakeholders that provided the foundations for materiality in 2021 based on methodology we developed internally which was implemented and validated by Ipsos (a multinational market research company).
- An updated consultation in Brazil and Hispanoamerica in 2022. A total of 4,598 people actively took part in Brazil and 2,289 in Hispanoamerica.
- A study on B2C customers to identify which ESG initiatives currently ongoing and/or under development are relevant to users.
- Interviews with internal and external stakeholders as part of the environmental and human rights impact assessment process.
- In addition, we considered other communication channels with our stakeholders that are further discussed in this chapter under the section entitled "Stakeholder Engagement".

D. Oversight and validation of the materiality process

At this stage, we presented and cross-checked the results we obtained. This is undertaken with the areas that took part in the process both globally and locally, as well as with various managers and internal bodies, such as the Sustainability and Quality Committee.

[1] RepRisk, an ESG data science company that combines automatic learning and human intelligence to identify ESG risks with a possible reputational impact.

1.4.3. Materiality matrix

The process we followed has produced a **double materiality matrix from a global perspective** based on the impact on Telefónica's value and the impact on society and the environment.

We understand that all the issues identified in the matrix are material. They have been classified according to their impact on each axis, so there are priority issues from the point of view of a financial impact or from both perspectives in such a way that the various users of the information can clearly understand both the process and the results


Environment
Social
Governance
Human Rights
Impact on society
Impact on the value of Telefónica
Digital inclusion
Network and data security
Sustainable supply and innovation
Privacy and digital rights
Contribution to decarbonising the economy
Responsibility towards customers
Safety, health and well-being at work
Management of the supply chain
Climate change and energy management
Diversity, equality and non-discrimination
Circular economy
Ethical behaviour and compliance
Other environmental impacts
0
1
2
3
4
5
6
7
8
9
10

Classification of material issues



Level one
More important issues due to the **high impact** they have on society and/or the value of the Company. These matters are closely related to Telefónica's business model and are essential, and must therefore be included in the Company's strategy and targets.
Level two
Issues which have a **significant impact** on society and/or the value of the Company. We are addressing these matters by developing policies, setting targets, managing local projects, managing risks, etc.
Level three
Issues that have a **limited impact**. These include matters related to regulatory requirements and emerging issues which must be addressed from a compliance, supervision and ongoing management perspective.

1.4.4. The materiality matrix in detail

GRI 3-2

Material issue	Impact on society and the environment	Impact on Company value	SDGs	Chapter of the Report	Main KPIs
LEVEL ONE					
Network and data security	Red	Orange	16 Peace, justice and strong institutions; 9 Industry, innovation and infrastructure	2.19. Privacy and security	• Number of people attending training courses on information security / cybersecurity • Security Operation Centres (SOCs) • Number of security events monitored worldwide
Digital inclusion	Red	Yellow	4 Quality education; 9 Industry, innovation and infrastructure	2.10. Digital inclusion	• Mobile coverage percentage in rural areas within major markets • Universal Service - financial resources • Number of people benefiting from training programmes on digital skills
Contribution to economic decarbonisation	Orange	Yellow	7 Affordable and clean energy	2.4. Digital solutions for the green transition	• Percentage of products and services developed under sustainability criteria (e.g. environmental, accessibility and ethics) • Percentage of the B2B portfolio verified as sustainable
Ethical conduct and compliance	Green	Red	16 Peace, justice and strong institutions	2.16. Governance and a culture of sustainability 2.17. Ethics and compliance 2.18. Fiscal	• Number of operations assessed for corruption-related risks • Number of fines paid in the year subject to the report for non-compliance with legislation and regulations • Profit or loss before tax

Material issue	Impact on society and the environment	Impact on Company value	SDGs	Chapter of the Report	Main KPIs
Sustainable offering and innovation	CRITICAL	LOW	12 RESPONSIBLE CONSUMPTION AND PRODUCTION 9 INDUSTRY, INNOVATION AND INFRASTRUCTURE	2.12. Responsibility in our products and services 2.14. Sustainable innovation	• Percentage of products and services that meet health and safety standards
Labour practices and Health & Safety	MODERATE	HIGH	16 PEACE, JUSTICE AND STRONG INSTITUTIONS	2.5. Human capital 2.6. Attraction, retention and skill development 2.8. New ways of working 2.9. Occupational health, safety and well-being	• eNPS • Number of employees involved in the reskilling programme • Percentage of employees with a hybrid work model • Percentage of all employees covered by collective bargaining agreements • Coverage by the occupational health and safety management system • Total average remuneration
LEVEL TWO					
Privacy and digital rights	HIGH	MODERATE	16 PEACE, JUSTICE AND STRONG INSTITUTIONS	2.19. Privacy and security	• Total number of confirmed fines for privacy / data protection issues • Number of training hours on privacy / data protection courses
Diversity, equality and non-discrimination	LOW	HIGH	5 GENDER EQUALITY	2.7. Diversity and inclusion	• Gross pay gap • Percentage of women directors • Number of employees with disabilities
Responsibility towards the customer	MODERATE	MODERATE	12 RESPONSIBLE CONSUMPTION AND PRODUCTION	2.11. Customers	• eNPS • Digital channels - total customers
Climate change and energy management	MODERATE	LOW	13 CLIMATE ACTION	2.2. Energy and climate change	• Total energy consumption (MWh) • Percentage of renewable energy • Percentage of renewable electricity at owned installations
Supply chain management	MODERATE	LOW	8 DECENT WORK AND ECONOMIC GROWTH	2.20. Responsible supply chain management	• Number of on-site human rights audits of suppliers (labour issues, child/forced labour, health and safety, privacy and security) • Number of suppliers identified as suppliers with real and potential significant negative social impacts • Number of audits on high-risk suppliers • Number of electromagnetic field measurements
Circular economy	LOW	MODERATE	12 RESPONSIBLE CONSUMPTION AND PRODUCTION	2.3. Circular economy	• Waste recycled (%) • Recovery rate of all devices • Number of electronic equipment purchases based on circularity criteria
LEVEL THREE					
Other environmental concerns	SLIGHT	SLIGHT	13 CLIMATE ACTION	2.1. Responsibility towards the environment 2.3. Circular economy	• Visual impact reduction measures (number)

CRITICAL HIGH MODERATE LOW SLIGHT

1.4.5. Stakeholder engagement

GRI 2-12, 2-29

Telefónica's stakeholder engagement strategy is based on increasing transparency and effective dialogue to build relationships of trust.

These relations enable us to identify which aspects are considered most significant by our stakeholders and to identify new trends in the field of sustainability. In this way, we set our targets, define the strategic plan (the Responsible Business Plan) and also assess our ability to meet society's expectations.

Our stakeholder management is based on:

- **Collaboration:** we foster collaboration with our stakeholders as a way to contribute towards our purpose and values, and achieve the SDGs.
- **Consultation:** we encourage participation and involvement from our stakeholders, promoting voluntary consultation processes (through surveys, for example) on the relevance of current issues and their opinion about the Company in order to prepare our materiality matrix.
- **Ongoing improvement:** we regularly review our stakeholder engagement mechanisms to ensure they meet existing needs at any given moment as effectively as possible.
- **Transparency**: we guarantee transparency in relations and in financial and non-financial communication, sharing truthful, relevant, complete, clear and useful information.

At Telefónica, we have regulations that govern information to markets and other stakeholders in order to guarantee that the information released by the Company is known by the markets, investors and other stakeholders, maximising the communication and quality of this content.

Below are the main publications that report on our activities, which help ensure clear communication and foster transparency:

- Consolidated Management Report.
- Quarterly results presentations.
- Prospectuses, mainly those that meet the requirements of the legislations of some of the markets in which the company´s securities are traded (20F or Registration Document).
- Publications on the global and local Telefónica websites.
- Social media presence: LinkedIn, Facebook, Twitter, Instagram, YouTube and TikTok.

- **Dialogue:** we maintain ongoing conversations with our stakeholders through active listening, the promotion of two-way and effective communication, and direct, fluid, constructive, diverse, inclusive and inter-cultural dialogue that enables us to know their expectations, identify their priorities and build a relationship of trust.

This ongoing dialogue **forms part of our daily operations** and is built on each one of the interactions that stakeholders have through the various channels set up for this purpose.



For further information, see Appendix 2.21.1. Telefónica stakeholders

The constant monitoring of the main channels for dialogue with major stakeholders enables us to measure the impact of our relations with and commitment to them. In this way, it becomes possible to **establish action plans** that meet their needs, boosting positive impacts and mitigating any that might be negative. Below is a list of the main communication channels:

Communication channels with our stakeholders

Stakeholder	Channel for dialogue	Impact KPI	2021	2022
Customers	Movistar Spain Contact Centre (1004)	Unique customers served (annual average)	805,126	729,348
	Digital channels	Total customers [2]	2,774,565	2,686,123
	Multi-channel relationship survey	Number of surveys conducted [3]	More than 36,000	More than 36,000
Employees	eNPS	Response rate	78%	83%
	Workplace	Percentage of monthly active users	81%	75%
Strategic partners / suppliers	Annual consultation with stakeholders	Declared level of trust	87%	87%
Shareholders and institutional investors	General Shareholders' Meeting	Number of shareholders attending	69 (Telematic)	82
	Engagement activities	Meetings with minority shareholders	25[4]	104[5]
		Roadshows (institutional investors)	13	11
		Conferences (institutional investors)	18	12
		Minority shareholders	7,000	14,000
		Institutional investors	600	725
Society	Reputation	Number of RepTrak interviews conducted	22,166	49,270
	Social media	Millions of followers of @Telefonica's exclusive accounts (LinkedIn, Twitter, Facebook, Instagram, YouTube and TikTok)	2.1	2.4
Government entities and regulators	Meetings with EU institutions	Average number of meetings: OTTs Telecoms	Average OTTs: 14,4 Average Telecoms: 10,8	Average OTTs: 14 Average Telecoms: 11
Opinion leaders, the media and communication services	Press releases, interviews, invitations and responses to the media	Communication management processes (vs. 2018)	31,063	35,713

[2] Telefónica Spain customers who contact us through the website and the APP after "logging in".
[3] Daily surveys conducted on our customers in Spain, Brazil and Germany, in which they are asked about their overall experience with Telefónica. Among other aspects, they are asked about the ease with which our customers can get things done via our contact channels (Customer Effort Score).
[4] 6 virtual meetings and 19 telematic communications (quarterly magazine, monthly newsletter, communications, Shareholders' Meeting and information call centre).
[5] 4 virtual meetings and 100 telematic communications to shareholders (quarterly magazine, monthly newsletter, communications, Shareholders' Meeting).

1.5. Strategy

GRI 2-22

KEY POINTS

 Telefónica continues to strengthen its strategy, building on the five strategic decisions made in November 2019.

 We continue to prioritise sustainability as a core part of our strategy, focusing on growth, efficiency and long-term value creation.

 Telefónica generates sustainable, long-term value for all the Company's stakeholders, including our customers, suppliers and employees.

1.5.1. Commitment to strategic decisions developed in November 2019

Telefónica's strategy has helped accelerate the Group's transformation and has enabled us to build a stronger company. We are in a privileged position to meet the challenges posed by the environment, and increase our positive impact.

After analysing our progress, the current situation and the expectations of our stakeholders, we reconfirmed the five decisions made in 2019, reinforcing the following commitments:

- **Maintain focus on our main domestic operators**, enabling us to scale up sufficiently to compete, sustain leadership and grow profitably. In these countries, Telefónica has actively participated in the reshaping of the markets and capitalised on existing opportunities for industry consolidation.

- Strengthen our growth unit in the B2B arena. **Telefónica Tech** has become a leader in advanced solutions (cloud, cybersecurity, IoT, big data) and professional services to support our customers in the digitalisation of their businesses.

- Make the value of our infrastructure more visible and support our OBs in their fibre deployments, with the development of **Telefónica Infra**.

- Return to profitable growth in **Telefónica Latin America**, through differentiated management, the regional operation of our businesses and financial sustainability across our portfolio.

- Strengthen the **Group's** role in adding greater value to our businesses, including moving towards the APIfication of our platforms, developing new tiered connectivity models and securing the necessary talent to ensure the implementation of our initiatives.

1.5.2. Sustainability integrated into Telefónica's strategy (growth, efficiency and long-term value creation)

Telefónica **integrates the main aspects of sustainability into its strategy**, which is based on our Responsible Business Principles. These ESG commitments translate into growth, efficiency and long-term value creation for the Group.

a. Growth:
In terms of social impact, we aim to ensure the universality of our connectivity services, extending their availability (mainly broadband) to new geographical locations and population segments that have traditionally been excluded (e.g. rural broadband).

In addition, Telefónica remains committed to the safe and responsible use of technology by our customers, including access to cybersecurity solutions and ensuring privacy.

b. Efficiency:
Long-term sustainability involves continuous improvement in our operations both internally and with customers. This helps us become an increasingly efficient operator, taking advantage of the digitalisation of all business processes to generate greater value:

The deployment of new state-of-the-art networks allows us to obtain much lower costs per unit of traffic. In addition, ultra-broadband networks (fibre, 5G, etc.) provide efficiencies in terms of energy consumption and therefore have a clear impact on the company's net zero emissions targets.

At Telefónica, we also aim to optimise the use of our assets, generating a greater return on investment. This aspect includes reducing energy consumption, focusing on renewable sources of energy, and increasing the circularity of our processes and the reuse of customer equipment (routers, mobile devices, etc.).

c. Long-term value creation:
Telefónica has integrated its sustainability commitments into the Group's long-term management. Putting ESG at the core of the strategy enhances external credibility, including:

Governance of the Company, from the Board of Directors to the various management bodies (including independence, diversity, implementation of codes of conduct, respect for minority shareholder rights, etc.).

Transparency in management and compliance with (legal and voluntary) reporting obligations on key ESG indicators. In addition, Telefónica's staff remuneration has been aligned with the Company's strategic targets.

A commitment to more sustainable finances, maintaining the Group's main standards as Investment Grade. This includes the creation of new financial instruments linked to sustainability targets and projects.

Showing consistent progress with our targets

Environment



Main target: **Net Zero by 2040** (SBTi validated)

	2021	2022		Targets	Progress
Scope 1+2 % emissions reduced since 2015	70%	80%	>	80% by **2030**	100%
Scope 3 % emissions reduced since 2016	27%	32%	>	56% by **2030**	57%
Renewable electricity % in own facilities	79%	82%	>	**100% renewables by 2030**	82%

Social



	2021	2022		Targets	Progress
Rural connectivity % mobile broadband coverage	>77%	>80%	>	>90% mobile rural connectivity in main markets by 2024[1]	89%
Women directors % women directors	29.5%	31.3%[2]	>	33% women directors by 2024	95%
Pay gap % adjusted gender pay gap	1.18%	0.74%	>	Zero (+/-1%) adjusted gender pay gap by 2024	100%

Governance



	2021	2022		Targets	Progress
Potential high-risk suppliers % externally assessed on sustainability	71%	72%	>	100% of potential high-risk suppliers externally assessed on sustainability by 2024	72%
Corruption Number of confirmed cases of corruption	0	0	>	Zero tolerance of corruption	100%
Board diversity % female on the Board of Directors	33.3%	33.3%	>	Moving towards parity in top governing bodies by 2030[3]	83%

[1] Brazil, Germany and Spain.

[2] In 2022, minor adjustments have been implemented in the formula for calculating the percentage of women directors. Maintaining the 2021 criteria, the figure would be 31.2%.

[3] Parity defined as not less than 40% of each gender. Progress is associated with Telefónica SA´s Board.

1.5.3. We are committed to creating value for all our stakeholders

Over the long term, at Telefónica we are committed to generating value for all our stakeholders. This concept is built on trust and commitment in areas such as customer relations, suppliers, diversity, business ethics, network security, responsible use of technology and, in general, sound corporate governance:

- We want to strengthen our **customer** relations through responsible, trust-building practices and conduct.
- Beyond our own long-term targets, at Telefónica we aspire to have our **network of suppliers** commit to the same responsible principles, creating a more sustainable environment in the telecommunications sector.
- At Telefónica, we also recognise the value for our **employees** in facilitating a workplace that respects diversity and allows for personal and professional development. In order to facilitate a work-life balance and take advantage of new technologies, we have developed and implemented new remote working models across the organisation. We work to train all our employees in new work tools and technologies and to attract new digital talent.
- We transmit confidence to our **investors** by meeting their key demands, delivering on our commitments and providing solid returns.
- We contribute to the economic and social development of the **communities** where we operate in a way that is closely linked to the Sustainable Development Goals.

We benefit all our stakeholders


For our customers, by offering the best connectivity and supporting them in their path towards digitalization. Our objetive is to build long term relationships based on trust.
Customers
Generating long-term growth and returns for our shareholders.
Shareholders
Employees
For our employees, by enabling them to develop professionally based on shared values.
Partners and suppliers
Society and governments
Supporting our partners and suppliers, with the goal of aligning our objectives and creating value in a shared and responsible manner.
For societies and governments, by embracing the ecological transition and social development goals.

1.6. Organisation

GRI 2-6, 3-3

Telefónica's organisation



Local Operators
HISPAM
Global Businesses
Telefónica TECH
Telefónica INFRA
Telefónica
Global Units (GBUs)
Corporate Centre (HQ)
Telefónica Group

Telefónica Group's organisational structure reflects the needs of each of its businesses in order to best serve both our residential and business customers with traditional connectivity services and an increasing number of advanced digital services that the Group is developing. We outline our principle organisations below:

1.6.1. Domestic telecommunications operators

Telecommunications businesses operate relatively autonomously, deploying infrastructure and serving their customers within their given territories:

- **Telefónica Spain** (100% owned by Telefónica, not individually listed): Spanish convergent operator, domestic network leader and leader in all customer segments (individuals, households, corporate and wholesale), with over 40 million connections.
- **Telefónica Brazil** (74.8% owned by Telefónica, a company listed on the Brazilian Stock Exchange): leading convergent operator in Brazil, where it operates a network with over 110 million customer accesses. Regional leader in fibre-to-the-home (FTTH) deployment, with over 22 million homes reached.
- **Telefónica Deutschland** (70.58% owned by Telefónica, a company listed on the Frankfurt Stock Exchange): one of the leading mobile operators in Germany, where it operates mainly under the O2 brand and has over 50 million accesses.
- **Virgin Media - O2 UK (VMED O2)** (50% joint venture with Virgin Media, not listed): leading domestic convergent operator after the largest provider. Created from the merger of Liberty Media's fixed assets and O2 UK's mobile assets. It currently manages over 50 million total accesses (fixed, mobile and TV) and operates a cable network of more than 16 million homes reached (in the process of transformation to fibre).
- **Telefónica Hispam**: groups together Telefónica's businesses in eight Latin American countries (Argentina, Chile, Peru, Colombia, Mexico, Ecuador, Venezuela and Uruguay), with over 110 million customer accesses.

1.6.2. Global businesses

In November 2019, Telefónica changed its business strategy, making five key decisions for the Company's future development. These included the creation of two independent global businesses, with the aim of **accelerating growth and maximising the value of our infrastructure**.

- **Telefónica Tech**: unit dedicated to the development of cloud services, cybersecurity, IoT and big data, with a focus on the B2B segment. Since its creation, Telefónica Tech has become the Group (with double-digit growth, outperforming the market year after year). This growth has been achieved organically and by acquiring businesses that complement our capabilities. Telefónica Tech operates both in the markets where the Group is present and outside them, thanks to a diversified team of approximately **6,000 professionals representing over 60 different nationalities**, all of whom are highly qualified.

Telefónica Tech has developed a portfolio of over 100 products and services, 58% of which have been certified as sustainable under the Eco Smart label, encompassing cybersecurity, the cloud, Internet of Things (IoT), big data, artificial intelligence (AI) and blockchain.

Telefónica AI of Things Tech is at the forefront of **IoT** solutions, complementing them with advanced platforms and Artificial Intelligence (AI). We help customers to optimise the use of production resources in various sectors.

Telefónica Cyber and Cloud Tech combines the potential of cybersecurity and cloud technologies and solutions. As a result, we are a global leader in cloud communications and managed security solutions, with end-to-end consulting and managed services.

Within **Cloud** services, Telefónica Tech is developing a **hybrid multi-cloud** model, which includes solutions in the private and public cloud. Telefónica Tech builds partnerships with the major providers and industry leaders to integrate and migrate the main business applications (PaaS, or Platform as a Service) to the cloud.

Cybersecurity is of paramount importance to Telefónica: we have made security an integral part of all our solutions and increased capabilities to protect the continuity of our business and our customers.

We have over 3,500 certifications, a Digital Operational Centre (DOC), and 12 Security Operational Centres (SOCs) across Europe and America, from where we monitor potential threats and take preventive and corrective measures.

Key Security Services Indicators

	2022
Total number of external audits on Product and Service Security (Telefónica Tech)	13
Number of Digital Operational Centres (DOCs)	1
Number of Security Operation Centres (SOCs)	12

Telefónica Tech capabilities


Telefónica
Tech

~6,000 professionals
highly qualified

60 nationalities
diversified team

~80% resources
located in Europe

>3,500 certifications
in third-party technologies

>300 partnerships
with key industry leaders

>300K devices
monitored, supervised and secured

1 DOC
Digital Operations Centre (DOC)

+

12 SOCs
Security Operation Centres (SOCs)

>100 Products
58% with the Eco Smart sustainability certificate

Telefónica Tech products and services


Telefónica
Tech

Cybersecurity and Cloud

Security

- Network security and data protection
- Cloud security and IoT/OT security
- Employee access management
- Comprehensive, managed defence across cloud, endpoint, network and IT
- Detection and response
- Cyber-threat intelligence and vulnerability management

Cloud

- Telefónica's Cloud
- Telefónica's PaaS
- Telefónica's SaaS
- Cloud of our partners
- Enterprise applications

We build trust: At Telefónica Tech, cybersecurity is present throughout our product and service creation process.

We reinvent the digital workplace: Because being digital ensures that customers are more productive and hybrid models attract more talent.

Adopting the cloud: This minimises costs and is a future safeguard for business due to its speed, flexibility and capacity for innovation.

Cutting-edge networks: With which we get the most out of cloud and offer a comprehensive cloud networking and Secure Access Service Edge (SASE) service.

Supporting SMEs: So SMEs can expand their digital business quickly with our comprehensive cloud and cybersecurity services.

AI of Thinks

AI, IoT, big data and blockchain – Data-driven decisions supported by advanced platforms and AI

- Logistics
- Industry 5.0
- Retail
- Transport and mobility management
- Agriculture and livestock
- Tourism and leisure
- Telco
- Banking and insurance
- Health
- Smart cities and spaces
- Sports
- Gas

Environmental benefits: Eco Smart services, which reduce energy consumption, water consumption and CO_2 emissions, and boost the circular economy.


For further information, see chapter 2.3. Circular Economy.

- **Telefónica Infra**: a global unit dedicated to the management of various Group infrastructure assets. In recent years, Telefónica Infra has managed to unlock the value of Telefónica's assets (for example with the sale of Telxius' mobile towers) and has helped the operating businesses to grow by developing innovative investment models. It currently manages Telxius' submarine cable and is focused on fibre deployment in the main countries where Telefónica operates. To date, Telefónica Infra has announced fibre deployments under a FibreCo model (with external investors) which are operated on a wholesale basis in Germany, Brazil, Spain and in the UK..

1.6.3. Telefónica Group´s corporate entities

Following the adoption of the five strategic decisions in 2019, the activities of the corporate units have been realigned towards a more flexible operating model, focusing solely on the activities that add the most value to our businesses.

- **Global Business Units (GBUs):** these include certain activities (marketing, support for major customers, network design, globally managed platforms, etc.) that add value due to their centralised management.
    - Chief Data Officer (CDO): management of the residential value proposition, the development of digital products and services, customer experience, innovation and partnerships. The area also centralises the development of the data management platforms (Kernel) and the main APIs that allow third parties to integrate our capabilities.
    - Chief Technology and Information Officer (CTIO): design and development of networks and systems, assisting the operational businesses in the selection and implementation of technologies, management of main suppliers, technology observatory and positioning of the Group in terms of the main forums and standards.
    - Chief Business Solutions Officer (CBSO): value proposition for customers in the business segment, product marketing, business support and design of technical solutions for multinationals, management of global services (roaming and private networks), etc.
- **Corporate Centre:** development of common activities to take advantage of the Group's size, for example, the centralised management of purchasing or advertising and branding costs, and to generate savings for Telefónica. The Corporate Centre also includes legal and regulatory compliance units, which together with the ESG team guarantee the exemplary management of the Company. Lastly, other generic staff units required by any large corporation (accounting, finance, tax, etc.) are represented here.

1.7. Sustainable finance

KEY POINTS

 Telefónica continues to lead the sector in sustainable financing, which reached 27% over Telefónica Group's total financing in 2022.[1]

 We have set a new target for financing linked to sustainability to represent between 30% and 35% over the total in 2024.

 ESG oriented investment is growing steadily. Over 36% of Telefonica's institutional investors apply strict ESG criteria.[2]

1.7.1. Context

The need to shift towards a decarbonised and socially fair global economy is embodied today in greater regulatory pressures around ESG matters and an obligation to redirect capital flows in line with a sustainable growth model. Simply complying with the climate and energy targets set by the European Union requires an estimated annual investment of €275 billion between now and 2030[3].

The investment community is therefore lending increased weight to **ESG factors** in investment decision-making processes. According to Bloomberg Intelligence, the volume of worldwide ESG assets under management could reach $50 trillion (USD) by 2025, a third of all managed assets worldwide.

This trend is also being reflected in ESG financing trends in the capital markets. Despite market instability and a rise in interest rates across the board in the year, the total volume of sustainable issuances rose to $863 billion (USD) in 2022, according to Bloomberg.

The entry into force of the Sustainable Finance Disclosure Regulation (SFDR) as part of the EU Action Plan on Sustainable Finance offers Telefónica an opportunity to highlight our Company's leadership in such fields as decarbonisation and digital inclusion, among others.

This regulation requires detailed information to be reported on various sustainability criteria adopted by investment funds when investing their capital and applies to those funds that promote environmental and social characteristics (Article 8, SFDR) as well as those aimed at sustainable investment (Article 9, SFDR). Telefónica is anticipating requirements by providing the information that these funds need, thereby positioning ourselves as a sustainable investment under the criteria imposed by the regulation.

We have been working for many years on an internal business transformation at Telefónica, which combines environmental and social sustainability with financial sustainability.

One of the results is that we maintain a leading position on sustainable financing in the telecommunications sector, in terms of both the volume and diversification of the instruments we use. Similarly, we continue to explore new ways to expand our financing model based on ESG criteria so that sustainable financing can be one of the main tools for achieving our targets.

Regulation is also a fundamental lever in this context. Since the Taxonomy Regulation came into force, we have made progress in implementing its rules and analysing the technical criteria required to demonstrate the substantial

[1] Financing includes balance sheet debt, hybrids and undrawn committed credit lines.
[2] According to data in investors' public filings.
[3] Source: European Commission.

contribution of our activities to the fight against global warming.



For further information, see chapter 1.8. European taxonomy for sustainable activities.

Authorities and supervisory bodies are also currently focusing their attention on the disclosure of climate change impacts in companies' financial statements. Therefore, in 2022, we worked to anticipate future regulatory changes by adapting our report to place a greater emphasis on the effects from global warming on Telefónica's activities. Furthermore, we have included, for the first time in our financial statements, information on the actions and commitments made by Telefónica linked to climate change, such as the power purchase agreements and our energy efficiency projects, among others.



For further information, see Note 29 d) Environmental matters at Consolidated Financial Statements

Nonetheless, our commitment goes beyond mere regulatory compliance, and an increasing number of our projects, agreements and daily operations combine the twin pillars of sustainability and finance.

Environmental and social criteria are an integral part of all areas of our business. Our commitment translates into a series of initiatives that consider ESG issues in decision-making processes on internal or third-party investment projects. In this regard, we are defining mechanisms to implement an internal carbon price that will help us prioritise those investment projects that are better aligned with our path towards net-zero emissions. Furthermore, we are working with the Inter-American Development Bank on an initiative to promote inclusive digital transformation in Latin American and Caribbean countries; we are actively collaborating in the development of digitalisation and sustainability proposals to respond to the requirements of NextGenerationEU funds; and we are working on the holistic integration of ESG criteria into M&A operations.

Telefónica also has an independent asset manager (Fonditel) that is responsible for the pension plan of Telefónica employees, as well as for the commercialisation of other pension plans and investment funds, based on sustainability criteria.

1.7.2. Sustainable finance strategy

At Telefónica, we seek to strengthen our leadership in the field of sustainable finance so that we can meet our commitments to society and the planet. To achieve this, we have a strategy that enables us to:

- **Use debt as a financial instrument** to support the sustainability strategy of the business; and
- Proactively position Telefónica **to attract investors** that promote investment strategies and styles that are in line with ESG criteria, according to emerging regulation.

Furthermore, **sustainable finance** offers us new opportunities for interaction with our partners and investors so:

- We can listen to their expectations and therefore consider them in our long-term decision-making processes.
- At the same time, this dialogue gives us the opportunity to keep them informed about our sustainability challenges and opportunities.
- Financial instruments leveraged on ESG criteria, such as bonds, hybrid instruments and bank financing, give us the **opportunity** to analyse a new market demand, improve profitability and attract new business opportunities, highlighting our role as a key partner on the road to the **decarbonisation** of many activities.

1.7.3. Sustainable and Responsible Investment (SRI)

Our ability to **attract sustainable and responsible capital** reflects the impact and positive perception from investors and analysts of Telefónica's activity. ESG criteria are an increasingly important factor in decision-making processes for investors, analysts, proxy advisers and financial markets participants.

This issue has become even more relevant since the entry into force of Regulation (EU) 2019/2088 on sustainability-related disclosures in the financial services sector (SFDR). This regulation establishes reporting obligations for financial market participants and advisors regarding the disclosure of information on how they integrate sustainability-related risks in their investment policies.

The regulation has some indirect sustainable management-related repercussions on the companies in which actors in the financial market choose to invest. This presents Telefónica with the opportunity to highlight its sustainability performance, as well as to assess the **alignment of the Company's priorities** with those of investors.

The EU Taxonomy Regulation for sustainable activities came into force on 12 July 2020. It is an ambitious programme that seeks to prevent the risk of greenwashing on the one hand, and to increase investment in activities that contribute positively to priorities defined by the European Union from a sustainability perspective on the other, including climate change mitigation and adaptation. In this regard, we are working on three fronts:

1. Telefónica is disclosing data on the alignment of its activities with the taxonomy for the 2022 financial year, following the initial eligibility analysis published previously for 2021.
2. Furthermore, with the entry into force of information disclosure provisions for investment funds subject to the SFDR, Telefónica is also making information available for the first time on its Principal Adverse Impacts (PAIs), including the set of key indicators that investors are required to monitor periodically vis-à-vis their investment positions. In this way, we seek to make reporting tasks easier for those investors with a sustainable mandate subject to this new regulation. This mainly affects those funds that promote environmental and social characteristics (Article 8, SFDR) and those who target making sustainable investments (Article 9, SFDR). A table is therefore included in the Annex to this report with the mandatory and optional indicators on PAIs for investors to consult as they wish.
3. Our Company has decided to go even further in its analysis by complementing this information disclosure with a detailed study of our impacts in the field of sustainability from the perspective of the Sustainable Development Goals (SDGs). This study was published in 2022 and quantifies our social and environmental impact.

Another fundamental pillar of the ESG investment strategy is our proactive communication with financial markets participants, such as institutional investors, analysts and ESG information providers.

Our constant dialogue with these actors is aimed at aligning expectations on their need for sustainability-related information. This task is particularly relevant given their varied set of criteria and weightings used when assessing our performance.

This proactive communication creates a virtuous circle of ongoing improvement while strengthening our leadership in sustainability and is ultimately reflected in the ratings obtained by our Company and our inclusion on benchmark ESG indices, such as the S&P Dow Jones Sustainability Index.



For further information, see chapter 1.9 Main indicators and footprint

Fonditel

Fonditel is Telefonica Group's independent Asset Manager and has over 30 years of experience in managing pension funds and investment funds tailored to the risk profile of its clients.

As a part of its commitment to a Sustainable and Responsible Investment (SRI) purpose, Fonditel became a signatory to the United Nations Principles for Responsible Investment (UNPRI) in 2022. This new milestone represents another step in Fonditel's SRI strategy and completes the journey begun in 2018, when Telefónica Employees' Pension Plan joined the global network of UNPRI signatories. Since then, the six Principles have become, together with the Sustainable Development Goals (SDGs), the cornerstones of Fonditel's SRI philosophy, thus contributing to the development of a more sustainable global financial system.

Fonditel is convinced that the combination of financial and extra-financial criteria provides a more complete view of the assets in which it invests, mitigating the sources of risk in its portfolios and enhancing long-term returns. In short, helping to make better informed investment decisions.

Over the past few years, Fonditel has made progress in defining the investment themes aligned with the SDGs that are priorities for its stakeholders. The objective is to find investments that combine long-term economic sense and commitment to the SDGs, seeking to ensure that its investments not only offer attractive financial returns, but also make a positive contribution to the environment and society. Fonditel has two products classified as art. 8 under SFDR (Fondo de Pensiones de Empleados de Telefónica de España and Fonditel Bolsa Mundial Sostenible FI).

> Progress in 2022

Sustainable and Responsible Investment (SRI)

The presence of investors among the Telefónica shareholders, who, among other criteria, consider the Company's performance on environmental, social and good governance issues and take them into account for their investment strategies, is a highly useful indicator. It confirms the growing importance of ESG factors in investment processes and the alignment of our sustainability strategy and performance with the expectations of these investors.

This indicator demonstrates the proportion of Telefónica shares included in two main categories of ESG investors: institutional investors with advanced ESG integration processes; and ESG thematic funds (investment funds focused on climate change solutions, ethical funds, etc.).

According to the latest analysis conducted by a third party, the percentage of Telefónica shares managed by institutional investors that follow ESG criteria has increased year after year since 2017.

Percentage of shares that integrate ESG criteria

Of the total managed by institutional investors in Telefónica[4]


CAGR 17-22: 9.0%
40%
35%
30%
25%
20%
15%
10%
5%
0%
23.7%
25.3%
29.3%
35.0%
36.1%
36.4%
2017
2018
2019
2020
2021
2022

This study was completed using data at 31 December 2022 by analysing the ownership of managed shares in Telefónica by institutional investors under ESG criteria according to public information and the methodology developed by external consultants.

This methodology is based on criteria focused on the effective integration of ESG issues in portfolio management by institutional investors according to established ESG principles and their policies on dialogue with investee companies in line with said criteria.

By the end of 2022, this percentage had reached 36.4%, measured on the publicly-disclosed total number of Telefónica shares managed by institutional investors.

The elevated financial market volatility during 2022 resulted in slower growth by sustainable investment funds invested in equities. This context reaffirms the importance of communicating our ESG strategy effectively given its increasing relevance for the financial markets. In addition, it enables us, as a Company, to differentiate ourselves from our peers based on the positive market perceptions of our sustainability progress and disclosures.

In the long term, this market is expected to continue burgeoning, and new European regulation is expected to stimulate a flourishing environment for sustainable investment funds.

This highlights the importance of good sustainability performance and reporting, so that we can continue to harness the growth opportunity in this market and thereby increase the presence of ESG investors in Telefónica.

[4] Source of public information on the ownership of shares in Telefónica by institutional investors according to FactSet. Analysis by Leaders Arena of the percentage of investment based on ESG criteria.

1.7.4. Financing tools

Sustainable financing is a **fundamental tool** for supporting the transformation of our business through investment in projects with a positive environmental and social impact.

History of sustainable debt issuances


Telefónica
Senior Green bond
€1,000 M
1st in the telco sector
Telefónica
Green Hybrid
€500 M
1st in the telco sector
Telefónica
Sustainable Hybrid
€1,000 M
1st in the telco sector
Telefónica
Sustainable Hybrid
€750 M
Telefónica
Senior Sustainable bond
€1,000 M
Sustainability Linked bond
€628 M*
Telefónica
Green Hybrid
€750 M
2019
2020
2021
2022
Sustainability Linked Facility
€750M
Sustainability Linked Facilities
€155M* (3 issuances)
Telefónica
Sustainability Linked Facility
€5,500M
Sustainability Linked Facility
€58M*
Telefónica
Sustainable linked Bilateral Facilities
€3,864 M
*Exchange rate at year-end 2022

In 2018, our Company published its sustainable financing framework. This was updated in January 2021 and, in both cases, was endorsed by a second party opinion from Sustainalytics. The framework is linked to the United Nations Sustainable Development Goals and aligned with the International Capital Market Association (ICMA) Green Bond, Social Bond and Sustainable Bond Principles.



For further information on sustainable financing, visit the website at Telefónica/shareholders-investors/rating/ Sustainable financing framework.

It should be pointed out that we were the **industry's first issuer of senior green bonds and hybrid instruments (green and sustainable).** The funds that were obtained have been allocated to environmental projects focused on switching our network from copper to fibre, which is more efficient and suffers fewer faults; the rollout and improvement of mobile connectivity in rural areas; and the promotion of entrepreneurship and job creation through investments in start-ups. We intend to continue harnessing the opportunities offered to us by this financing model.

In addition to green senior bonds and hybrid instruments, we use other sustainable bank financing tools, such as **loans and credits linked to sustainability objectives** that make it possible for us to progress steadily towards such important corporate targets as reducing emissions or gender equality. Also in this case, the main syndicated loan of the Telefónica Group is linked to sustainability criteria in line with the corporate **Sustainability-linked Loan Framework,** which was drawn up in late 2021 with a second opinion from Sustainalytics.

These sustainable financing tools (bonds, hybrid instruments and bank financing) are becoming more and more important in the Group's financing structure and are set to become one of the main tools for financial instruments and private investment flows.

At Telefónica, we play an active role in the development of all necessary legislation by collaborating with sectoral associations and public bodies. We also provide a **technical vision** (thanks to our knowledge of the business) and a strategic vision (thanks to our experience in sustainable finance) to promote transparency and make the ESG impact of our business known to the investor world.

The new taxonomic reporting requirements are addressed in a specific chapter with the corresponding taxonomic eligibility data.



For further information, see chapter 1.8. European taxonomy for sustainable activities.

> Progress in 2022

In 2022, Telefónica Group's sustainable financing activity (including balance-sheet debt, hybrid instruments and committed credit lines) exceeded 27% of the Company's total financing, positioning the Company as the market leader in the global telecommunications sector in terms of the volume of bond and hybrid instrument issuances.

Capital markets

In 2022, our Company maintained an active presence in the capital markets through numerous issuances. These included its first sustainable senior bond issuance for €1 billion in May with a term of nine years. The proceeds from this issuance will be allocated to environmental projects related to transformation of the telecommunications network via the rollout of fibre optics and 5G technology, as well as social projects aimed at promoting inclusive connectivity, entrepreneurship and job creation.

The Company's second hybrid green instrument issuance took place in November for the value of €750 million, with the first redemption date at six years. In this case, the investment proceeds will aim at the shutdown of obsolete equipment and the transformation of network infrastructure through energy efficiency projects.

Despite the current market instability, both issuances were well received by the market with a broadly international and diversified investor base.

In Brazil, Vivo carried out its first issuance of Sustainability-linked Bonds (SLB), for the aggregated amount of R$3.5 billion (equivalent to €628 million at closing 2022 exchange rate). Financing costs are linked to meeting sustainability targets between now and 2027. From an environmental perspective, Vivo has committed to reducing direct greenhouse gas emissions (Scope 1) by 40% compared to 2021. In terms of social matters, Vivo has set a target to have at least 30% of leadership positions at the company held by Black persons. The transaction was carried out according to Vivo's Sustainability-linked Financing Framework, drawn up in line with the 2021 Sustainability-linked Bond Principles (SLBP) of the International Capital Market Association (ICMA) and the 2021 Sustainability-linked Loan Principles (SLLP). The document was also endorsed by a second party opinion from Bureau Veritas.

In January 2023, a new green hybrid bond has been issued for an amount of 1,000 million euros.

Loans and lines linked to sustainability targets

In terms of bank financing, the Telefónica Group's main syndicated loan was refinanced at a corporate level in 2022 for the amount of €5,500 million, the interest applied to which will be linked to compliance with sustainability targets. The deal was supported by nearly 30 entities, with an over-subscription of more than 30%.

Committed lines and bilateral financing operations were also carried out during the year with numerous financial entities, obtaining a total volume of €3,864 million at the close of 2022, the interest applied to which is also linked to compliance with sustainability targets.

The first target is linked to climate change mitigation and establishes a commitment to reduce absolute greenhouse gas emissions (Scopes 1 and 2) by 70% by 2025 and by 80% by 2030. These targets are in line with the global ambition to keep the temperature rise below 1.5°C and have been validated by the Science Based Targets initiative (SBTi) within the framework of the net-zero emissions target set by Telefónica for the main markets by 2025 and by 2040 for the whole Group and value chain.

The second target is linked to an increase in the number of women directors in the Company to 37% by 2027.

KPI	Benchmark value	2022
Reduction of Scope 1 and 2 greenhouse gases (%)	(Year 2015) 1.811.155	80 %
Women directors in the Group (%)	(Year 2020) 27,4%	31.3 %[5]

In Colombia, Telefónica has a loan of $300 billion COP (equivalent to a €58 million at closing 2022 exchange rate) which we have made sustainable and will be linked to energy efficiency targets.

[5] In 2022, minor adjustments have been implemented in the formula for calculating the percentage of women directors. Maintaining the 2021 criteria, the figure would be 31.2%.

Sustainable issuances: use and impact of funds

ENVIRONMENT			SOCIETY	
Projects			**Projects**	
Energy efficiency of network infrastructure	Renewable energy	Digital solutions for the environment	Broadband deployment (mobile broadband) in unconnected areas	Support for employment and entrepreneurship
Main topics			**Main topics**	
Deployment of a more efficient network: fibre	Use of more environmentally friendly energy sources	Energy efficiency	Mobile connectivity in rural areas Closing the digital divide	Creation of companies Job creation
Impacts[1]			**Impacts[2]**	
+115,000 tCO_2 avoided **+470,000** MWh of energy saved **86%** less consumption of energy/traffic (MWh/PB) in fixed network in Spain			**+4,600** average number of rural areas benefiting annually from mobile broadband deployment and upgrades **+12,400** average number of users benefiting annually from mobile broadband deployment and upgrades	**97** companies receiving investment through Open Innovation **970** jobs created

Data referred to:
1 Cumulative environmental impacts for first 4 issuances: €1bn inaugural green bond (2019); €500m green hybrid (2020); €1bn sustainable hybrid (2021); €750m sustainable hybrid (2021).
2 Figures have been calculated as an average for the period 2019-2022. The impact for 2022 only considers the first half of the year.

1.8. European taxonomy for sustainable activities

KEY POINTS

 The ICT sector is one of the six sectors listed in the taxonomy because of its contribution to climate mitigation and adaptation.

 In 2022, the alignment of the company's taxonomic activities is reported for the first time, along with eligibility, which was already reported in 2021

 The European Commission's draft of frequently asked questions (FAQs) of 19 December 2022 almost completely limits the relevance of the telco sector in the EU Taxonomy as a facilitator of the decarbonisation of the economy

1.8.1. Regulatory background

Regulation (EU) 2020/852 paved the way for establishing a regulatory framework for an economic activity to be categorised as sustainable: the **EU Taxonomy**. This framework arose in the context of the **Action plan on financing sustainable growth** and the **European Green Deal** with the objective of promoting the required investments to achieve a circular, competitive and climate-neutral economy by 2050. The EU Taxonomy aims to establish a common language to identify sustainable activities consistently throughout the European Union.

The development of this regulatory framework is in process, having published **three delegated regulations**[1] that complement Regulation (EU) 2020/852 in relation to climate change mitigation and adaptation. Another **delegated regulation has yet to be published** that will outline the technical screening criteria for the final four environmental objectives (the sustainable use and protection of water and marine resources; the transition to a circular economy; pollution prevention and control; and the protection and restoration of biodiversity and ecosystems). Against this backdrop, the European Commission has also published **several communications on the interpretation of the legal provisions** included in those delegated regulations in a bid to reduce the uncertainty related to this complex and novel regulatory framework and its application.

In **2021**, in line with the requirements of the regulatory framework in force, Telefónica disclosed the proportion of its revenues, capital expenditure and operating expenditure derived from its **Taxonomy-eligible activities**[2] (i.e. from activities covered by the Taxonomy due to their potential to make a substantial contribution to climate change mitigation and climate change adaptation). In the **second year of application** of the EU Taxonomy, non-financial undertakings must report the proportion associated with **Taxonomy-aligned**

[1] Delegated Regulation (EU) 2021/2139 (climate); Delegated Regulation (EU) 2021/2178 (disclosure); Delegated Regulation (EU) 2022/1214 (complementary to the climate regulation).
[2] An economic activity is considered as Taxonomy-eligible if it is described in the related Delegated Regulation.

activities[3] of the same three key performance indicators (KPIs) in addition to material information on their accounting policy, compliance with the EU Taxonomy regulation and contextual information about those KPIs.

1.8.2. Scope of the report

The scope of application of the EU Taxonomy Regulation consists of the **activity of Telefónica, S.A. and all Group subsidiaries** (fully consolidated companies).

Telefónica offers **connectivity solutions and digital services** that connect people by deploying environmentally and sustainably efficient telecommunication networks.

Sustainability is embedded into Telefónica's strategy to the extent that:

- Telefónica is aligned with **global goals to reverse climate change**, keeping its commitment to reducing its total Scope 1 and 2 emissions by 80% by 2030 and achieving net-zero emissions by 2040, according to the Net-Zero Standard. These objectives are validated by the SBTi.
- It deploys **state-of-the-art networks** (optic fibre, 5G) that are much more efficient than their forerunners (e.g., 85% in the case of fibre compared to copper and 90% for 5G compared to 4G) in terms of energy consumption and, therefore, their environmental footprint.
- Telefónica also strives to be a **key supplier** that helps its customers reduce their climate impact, avoiding **81.7** million tonnes of CO_2 emissions by our customers in 2022.
- The company promotes the transition to a more sustainable **circular economy** based on eco-design, re-use and recycling (98% of its waste was recycled in 2022) as part of its goal of becoming a Zero Waste company.


For further information see chapter 2.2 Energy and climate change

Telefónica carries out its business based on **digitalisation**, offering connectivity solutions using the most efficient technologies available on the market (e.g., fibre and 5G) and promoting services such as cloud, the *Internet of Things (IoT), big data and e-Health*. In this vein, in addition to its operators in each country, Telefónica has two large subsidiaries:

- **Telefónica Tech,** a potential source of value due to its fast-growing B2B digital services and leader towards an inclusive digital transition.
- **Telefónica Infra,** manager of the portfolio of FTTH vehicles, data centres and submarine cable investments. The subsidiary has the leading portfolio of FibreCos that bring connectivity to the most underserved areas.

Network leadership evolution brings an opportunity for our industry by building up the **concept of Network as a Service** (NaaS). On this front, Telefónica is working internally and in collaboration with the industry (GSMA) to expose our telco capabilities to third parties so that more efficient technologies can be developed and to become enablers of new and more advanced services.

The **digital services** Telefónica offers can be tailored to the needs of all kinds of customers. They are not only aimed at make the use of technology easier in their daily lives, but also to benefit the environment by reducing emissions when using these services through the Group's infrastructure.

1.8.3. Vision and scope of the taxonomy

Telefónica, along with the rest of the ICT sector, is covered by the taxonomy for its **climate change mitigation potential**. According to **ETNO and BCG**[4]**,** the sector has the potential to reduce global CO_2 emissions by as much as 15% resulting from full digitalisation (including smart cities and buildings, transportation, industry IoT, blockchain applications, and energy). Other **studies** such as the *Exponential Roadmap*[5] indicate that digital technologies can indirectly support a further reduction of up to 35% considering criteria like changing consumption habits over the coming years.

Application of the current regulatory framework leads to **uncertainty and doubts regarding interpretation** in the market. Essentially, this stems from the difficult articulating a common language for all European sectors and geographies in the highly diverse and complex field of sustainability.

In the ICT sector, the main issues surrounding interpretation are related to its consideration as an enabling activity. In other words, an activity with the potential to enable a reduction of emissions for third-party **telecommunication network** activities. Networks understood as connectivity solutions developed for data transmission, storage and use that can reduce greenhouse gas emissions would help enable decarbonization of third parties. Telecommunications networks are the only technology specifically described in

[3] An eligible activity is considered as Taxonomy-aligned when it has been assessed to comply with the specific technical screening criteria (substantial contribution to one of the environmental objectives and do no significant harm) for each activity and meets the minimum safeguards.
[4] Connectivity & Beyond How Telcos Can Accelerate a Digital Future for All. ETNO and Boston Consulting Group. March 2021.
[5] Exponential roadmap. Scaling 36 solutions to halve emissions by 2030. Version 1.5.1. January 2020

the Delegated Regulation (e.g. 5G) that support data transmission.

Telefónica uses the definition provided by the International Telecommunications Union (ITU) in its recommendation ITU-L.1480 (12/2022)[6] for **ICT solutions:** "A system encompassing ICT goods, ICT networks and/or ICT services that contributes to meeting a technical, societal or business challenge.". Therefore, according to this body, telecommunications networks are inherently ICT solutions.

However, the **draft commission notice on frequently asked questions (FAQs)** published by the European Commission on 19 December 2022[7] restricts the classification of telecommunications networks to activity 8.2. The purpose of this document, which has yet to be published in the OJEU[8], aims to clarify the content of the delegated act, though it is not a binding regulation, but it is a 'communication'. With this in mind, **Telefónica's reporting** took into account the FAQs in the draft to adapt how it calculates KPIs in this report. This adaptation was performed over a short period of time since the date of publication of the draft was close to the end of the reporting period. The publication of the final version of FAQs, or future possible additional clarifications by the regulator and the legislator could affect the considerations reflected in this report.
The following sections set out **the criteria used by Telefónica** based on the current situation. In other words, considering the FAQs published in the draft notice of 19th December 2022 and not the Company's previous interpretation.

1.8.4. Methodology and results

1.8.4.1. Understanding the taxonomy requirements

According to article 8 of **Regulation (EU) 2020/852**, non-financial undertakings subject to application of the EU taxonomy must disclose, as provided for in Annex I of Delegated Regulation (EU) 2021/2178, the following information:

- The proportion of their **turnover** derived from Taxonomy-eligible and Taxonomy-aligned activities
- The proportion of their **capital expenditure** (CapEx) derived from Taxonomy-eligible and Taxonomy-aligned activities
- The proportion of their **operating expenditure** (OpEx) derived from Taxonomy-eligible and Taxonomy-aligned activities
- **Explanatory information** accompanying the relevant KPIs:
  - Accounting policy.
  - Assessment of compliance with Regulation (EU) 2020/852.
  - Contextual information.

The regulation also specifies[9] that qualitative explanations and quantitative breakdowns must be provided in the event of any change in the approach and methodology used previously along with comparative figures and sufficient information to be able to trace the trend of the data provided.

For the **Taxonomy-eligibility and Taxonomy-alignment assessment**, Telefónica used the following methodological approach to quantify its contribution to the climate change mitigation and climate change adaptation objectives established by the EU Taxonomy:

1. **Assessment of Taxonomy eligibility** of the Company's activities (analysis of the accounting items relating to the three KPIs based on the description of activities provided in Annexes I and II to Delegated Regulation (EU) 2021/2139);
2. Assessment of the **technical screening criteria for substantial contribution** laid down in Delegated Regulation (EU) 2021/2139;
3. Assessment of the **criteria for 'do no significant harm'** to the other environmental objectives (DNSH) provided in that Delegated Regulation;
4. Assessment of compliance with **social minimum safeguards** according to:
   - Platform report on Social Minimum Safeguards.
   - OECD Guidelines for Multinational Enterprises.
   - United Nations Guiding Principles on Business and Human Rights (including the principles and rights included in the International Labour Organization's eight core conventions as set out in the Declaration on Fundamental Principles and Rights at Work and those expressed in the International Bill of Human Rights).

[6] As included in the document Enabling the Net Zero transition: Assessing how the use of information and communication technology solutions impact greenhouse gas emissions of other sectors.
[7] DRAFT COMMISSION NOTICE on the interpretation and implementation of certain legal provisions of the EU (europa.eu).
[8] Official Journal of the European Union.
[9] As indicated in point 1.2.3.1, sections a) and c) of the Delegated Regulation (EU) 2021/2178.

5. Calculation of the percentages of each of the three **KPIs** of Taxonomy-eligible and Taxonomy-aligned economic activities (i.e. that comply with points 2, 3 and 4).

Following is a description of the **process for calculating the three KPIs**, covering also key aspects related to **accounting policy**, **compliance with Regulation (EU) 2020/852** and **contextual information** to support the adequate understanding of those indicators.

1.8.4.2. General considerations

To carry out the calculation of the revenues, CapEx and OpEx KPIs in accordance with the Regulation, in 2022, Telefónica used as a basis the information corresponding to the **various business units**, with higher granularity, that contribute to the aggregation of the information at consolidation level for the Group (bottom up).

This enabled it to fine-tune the calculation of the KPIs and restate the figures corresponding reported for previous period to show comparability with the current period.

Data for Telefónica United Kingdom was excluded from the calculation because of the changes in the Group's scope of consolidation.

Intragroup transactions were excluded from the calculations.

Throughout the entire process, due care was taken to **avoid double counting**:

a. **Reconciliation with accounting information**, which ensures appropriate consideration of eliminations and adjustments on consolidation.

b. **Use of consistent information sources**, which prevents considering the same item in two different KPIs or twice in the same KPI.

c. **Verification of the completeness and accuracy of the data.**

After assessing each of the three indicators, the following were identified as **the main Taxonomy-eligible economic activities**:

- Activities that can make a substantial contribution to **climate change mitigation**:
  - Activity 8.1. Data processing, hosting and related activities
  - Activity 8.2. Data-driven solutions for GHG emissions reductions
- Activities that can make a substantial contribution to **climate change adaptation**:
  - Activity 8.3. Programming and broadcasting activities
  - Activity 13.3. Motion picture, video and television programme production, sound recording and music publishing activities

Furthermore, in accordance with the Regulations, **Telefónica identified other secondary activities** that, although they are not part of the company's business activity, contribute to the reduction of GHG. The Taxonomy Regulation identifies these actions as individual measures that are **mainly related to energy efficiency and sustainable mobility.**

These activities are:

- Activity 6.5. Transport by motorbikes, passenger cars and light commercial vehicles
- Activity 7.3. Installation, maintenance and repair of energy efficiency equipment
- Activity 7.5. Installation, maintenance and repair of instruments and devices for measuring, regulation and controlling energy performance of buildings
- Activity 7.7. Acquisition and ownership of buildings

The following aspects must be considered for a better understanding of the information reported for 2022 financial year and comparison with the 2021 financial year: the **context of the previous year's report**, the complexity of the interpretation and application of the regulatory framework and the lack of a clarifying formal legal document.

In this context, Telefónica opted in 2021 to report, in the eligibility exercise, a **minimum and maximum percentage** of eligibility of its economic activities, to provide greater transparency in the assessment performed. The difference between the two numbers is due to the consideration of telecommunications networks as connectivity solutions, which depend on the interpretation of the description of activity 8.2. The **minimum value** reported in the calculation of the three KPIs (revenues, CapEx and OpEx) only factors in the development or use of digital services, without including the telecommunications network required for data transmission. The **maximum value** included, in addition to the data transmission phase, the use of technologies such as fibre or 5G.

Both interpretations arose from the **complexity in applying the regulatory framework,** mostly because there is a certain level of ambiguity in the items and descriptions of the activity and the technical screening criteria of Delegated Regulation (EU) 2021/2139. The Platform on Sustainable Finance, in its document published in October 2022 entitled *Platform Recommendations on Data and Usability of the EU*

Taxonomy[10], proposed providing more technical guidance on compliance with criteria for substantial contribution and DNSH (Do no significant harm) regarding activity 8.2, among others.

However, as there is no formally approved explanatory document, the interpretation provided in the draft of **FAQs** of December 2022 takes an approach that focuses exclusively on the substantial contribution of digital services to climate change mitigation and not the full **potential of telecommunications networks** as connectivity solutions, with the following **exceptions:**

- **Additions to network infrastructure** (public) required in the context of supporting the connectivity needs for a digital service that are developed with the predominant purpose to reduce emissions.
- **Proportional share of networks deployed and used** in the specific geographic location of a digital service developed with the predominant purpose to reduce emissions.
- **Digital solutions applied to networks** to enhance efficiency.

The first two considerations would imply an assumption that **telecommunications networks** can be treated as divisible and independent fragments as if they were designed for a specific solution with the ability to transmit data autonomously from one end to another. In practices, this assumption would not be valid in most cases, since generally network components are indivisible and shared in all services provided by Telefónica.

1.8.4.3 Percentage of turnover derived from Taxonomy-eligible and Taxonomy-aligned activities

This KPI shows the relative weight of turnover derived from **products or services associated with economic activities covered by the Taxonomy** over **total turnover**[11]**.** For the economic activities to be Taxonomy-aligned, they must also meet the related technical screening criteria.

Telefónica has analysed the various items included in its **revenue model,** enabling it to identify revenue items considered Taxonomy-eligible and then differentiate between those that comply with the technical screening criteria described in the previous section (Taxonomy-aligned items) and those that are not covered by the Taxonomy. Revenues have been classified into the following items:

- **Revenues from Taxonomy-eligible and Taxonomy-aligned activities (515 million euros) - A.1 in the template:** revenue from digital services/solutions linked to the collection, transmission and analysis of data that reduce emissions associated to other activities (activity 8.2).
- **Revenues from Taxonomy-eligible and not-Taxonomy-aligned revenues (3,153 million euros) - A.2:** revenues derived from the production, programming and broadcast of video and television content not strictly aimed at increasing the level of resilience to third-party physical climate risks (2,448 million euros) (activities 8.3/13.3) and revenues derived from cloud services provided to users over Internet, allowing user data to be stored in data centres (705 million euros) (activity 8.1).
- **Revenues derived from Taxonomy-non-eligible activities (36,325 million euros) - B:** revenues derived from connectivity solutions through state-of-the-art data transmission networks[12] (10,579 million euros) and rest of networks[13] (6,163 million euros) and revenue from voice services, handset sales and digital services/solutions that do not reduce emissions associated with other activities.

Disclosures on turnover for 2022 below are based on the template included in Annex II of Delegated Regulation (EU) 2021/2178 (the Disclosure Delegated Act):

[10] Platform Recommendations on Data and Usability. October 2022.
[11] See Note 26 to the Consolidated Financial Statements.
[12] Fibre fixed network, 4G and 5G mobile networks.
[13] Mainly copper fixed network, 2G and 3G mobile networks.

Proportion of turnover derived from products or services associated with Taxonomy-aligned economic activities – disclosure covering financial year 2022

Economic activities	Codes	Absolute turnover	Proportion of turnover	Substantial contribution criteria: Climate Change Mitigation	Substantial contribution criteria: Climate Change adaptation	Substantial contribution criteria: Water and marine resources	Substantial contribution criteria: Circular economy	Substantial contribution criteria: Pollution	Substantial contribution criteria: Biodiversity and ecosystems	DNSH Criteria ('Does Not Significantly Harm'): Climate Change mitigation	DNSH: Climate Change adaptation	DNSH: Water and marine resources	DNSH: Circular economy	DNSH: Pollution	DNSH: Biodiversity and ecosystems	Minimum safeguards	Taxonomy-aligned proportion of turnover, year N	Taxonomy-aligned proportion of turnover, year N-1	Category (enabling activity)	Category (transition activity)
		€M	%	%	%	%	%	%	%	Y/N	Y/N	Y/N	Y/N	Y/N	Y/N	Y/N	%	%	E	T
A. TAXONOMY-ELIGIBLE ACTIVITIES																				
A.1 Environmentally sustainable activities (Taxonomy-aligned)																				
Data-driven solutions for GHG emissions reductions	8.2	515	1.3	100	NI	P	P	P	P	NA	Y	NA	Y	NA	NA	Y	1.3	NR	E	
Turnover of environmentally sustainable activities (Taxonomy-aligned) (A.1)		**515**	**1.3**														**1.3**			
A.2 Taxonomy-eligible but not environmentally sustainable activities (not Taxonomy-aligned)																				
Data processing, hosting and related activities	8.1	705	1.8																	
Programming and broadcasting activities	8.1	1,538	3.8																	
Motion picture, video and television programme production, sound recording and music publishing activities	13.3	910	2.3																	
Turnover of Taxonomy-eligible but not environmentally sustainable activities (not Taxonomy-aligned) (A.2)		**3,153**	**7.9**																	
Total (A.1 + A.2)		**3,668**	**9.2**														**1.3**			
B. TAXONOMY-NON-ELIGIBLE ACTIVITIES																				
Turnover of Taxonomy-non-eligible activities (B)		**36,325**	**90.8**																	
Total (A + B)		**39,993**	**100.0**																	

NI: Activity 8.2 is not included within the criteria of Annex II of the Delegated Act on Climate Change.
P: Pending. The detailed technical screening criteria associated with the other four environmental objectives (sustainable use and protection of water and marine resources, transition to a circular economy, pollution prevention and control, protection and restoration of biodiversity and ecosystems) have yet to be published.
NA: Not applicable according to Commission Delegated Regulation (EU) 2021/2139 of June 4, 2021.
NR: No alignment was reported based on legal requirements in the 2021 Consolidated Management Report.

As explained previously, information reported on Taxonomy eligibility for the previous year corresponding to activity 8.2 considered a **minimum value** (revenues related to digital services) and a **maximum value** (which also considered the revenue corresponding to connectivity solutions provided by telecommunications networks).

The **minimum value** corresponding to **2022** (A1+A2 in the previous table) of **9.2%** would be comparable to the 9.1%[14] of the 2021 financial year.

The **maximum value** corresponding to **2022** of **51.0%** would be comparable to the 51.1%[15] of the 2021 financial year.

1.8.4.4 Percentage of CapEx of Taxonomy-eligible and Taxonomy-aligned activities

This indicator shows the proportion of capital expenditure (CapEx) associated with **assets or processes associated with economic activities covered by the Taxonomy.** For the economic activities to be Taxonomy-aligned, they must also meet the related technical screening criteria.

The denominator includes **additions to property, plant and equipment and intangible assets** (equal to CapEx as defined in the financial information reported by the Group[16]). The definition of CapEx associated with the taxonomy also includes additions of **right-of-use assets** recognised in accordance with IFRS 16, as well as additions of property, plant and equipment, intangible assets or right-of-use assets arising from **business combinations.**

Telefónica analysed the various items included in its **CapEx model,** enabling it to classify investments into the following items:

- **Investments in Taxonomy-eligible and Taxonomy-aligned activities (50 million euros) - A.1:** investments directly and exclusively related to digital services/solutions and some specific measures applied to telecommunications networks that improve their energy efficiency (42 million euros) (activity 8.2). Investments in some energy saving measures on equipment (6 million euros) and buildings (2 million euros) are also included (activities 7.3 and 7.5).

- **Investments in Taxonomy-eligible and not Taxonomy-aligned activities (225 million euros) - A.2**: investments related to the production, programming and broadcasting of video and television content not strictly aimed at increasing the level of resilience to third-party physical climate risks (125 million euros) (activities 8.3/13.3) and investments linked to *cloud* services that are made available to users via Internet, facilitating the storage of user data in *data centers* (38 million euros) (activity 8.1). This item also includes additions related to fleet management (3 million euros) (activity 6.5), the acquisition and ownership of buildings (55 million euros) (activity 7.7), some specific energy saving measures (3 million euros) (activity 7.3) and a specific solution applied to improve the telecommunications network efficiency (2 million euros) (activity 8.2).

- **Investments in Taxonomy-non-eligible activities (7,992 million euros) - B**: investments associated with next-generation data transmission networks[17] (access, infrastructure, transmission, core and capitalised expenditure related to labour) (4,527 million euros) and other networks[18] (1,120 million euros) as well as other CapEx concepts (non-eligible right-of-use additions, systems, etc.)

Disclosures on CapEx for 2022 provided below are based on the template included in Annex II of Delegated Regulation (EU) 2021/2178 (the Disclosure Delegated Act):

[14] Restated value for 2021. The value reported in the 2021 Consolidated Management Report is 9.0%.
[15] Restated value for 2021. The value reported in the 2021 Consolidated Management Report is 51.6%.
[16] See Note 6 and Note 8 to Consolidated Financial Statements.
[17] Fibre fixed network, 4G and 5G mobile networks.
[18] Mainly copper fixed network, 2G and 3G mobile networks.

Proportion of CapEx derived from products or services associated with Taxonomy-aligned economic activities – disclosure covering financial year 2022

				Substantial contribution criteria						DNSH Criteria ('Does Not Significantly Harm')										
Economic activities	Codes	Absolute CapEx	Proportion of CapEx	Climate Change Mitigation	Climate Change adaptation	Water and marine resources	Circular economy	Pollution	Biodiversity and ecosystems	Climate Change mitigation	Climate Change adaptation	Water and marine resources	Circular economy	Pollution	Biodiversity and ecosystems	Minimum safeguards	Taxonomy-aligned proportion of CapEx, year N	Taxonomy-aligned proportion of CapEx, year N-1	Category (enabling activity)	Category (transition activity)
		€M	%	%	%	%	%	%	%	Y/N	Y/N	Y/N	Y/N	Y/N	Y/N	Y/N	%	%	E	T
A. TAXONOMY-ELIGIBLE ACTIVITIES																				
A.1 Environmentally sustainable activities (Taxonomy-aligned)																				
Installation, maintenance and repair of energy efficiency equipment	7.3	6	0.1	100	O	P	P	P	P	NA	Y	NA	S	Y	NA	Y	0.1	NR	E	
Installation, maintenance and repair of instruments and devices for measuring, regulation and controlling energy performance of buildings	7.5	2	0.02	100	O	P	P	P	P	NA	Y	NA	S	NA	NA	Y	0.02	NR	E	
Data-driven solutions for GHG emissions reductions	8.2	42	0.5	100	NI	P	P	P	P	NA	Y	NA	Y	NA	NA	Y	0.5	NR	E	
CapEx of environmentally sustainable activities (Taxonomy-aligned) (A.1)		**50**	**0.6**														**0.6**			
A.2 Taxonomy-eligible but not environmentally sustainable activities (not Taxonomy-aligned)																				
Transport by motorbikes, passenger cars and light commercial vehicles	6.5	3	0.04																	
Installation, maintenance and repair of energy efficiency equipment	7.3	3	0.03																	
Acquisition and ownership of buildings	7.7	55	0.7																	
Data processing, hosting and related activities	8.1	38	0.5																	
Data-driven solutions for GHG emissions reductions	8.2	2	0.02																	
Programming and broadcasting activities	8.3	86	1.0																	
Motion picture, video and television programme production, sound recording and music publishing activities	13.3	39	0.5																	
CapEx of Taxonomy-eligible but not environmentally sustainable activities (not Taxonomy-aligned) (A.2)		**225**	**2.7**																	
Total (A.1 + A.2)		**275**	**3.3**														**0.6**			
B. TAXONOMY-NON-ELIGIBLE ACTIVITIES																				
CapEx of Taxonomy-non-eligible activities (B)		**7,992**	**96.7**																	
Total (A + B)		**8,266**	**100.0**																	

NI: Activity 8.2 is not included within the criteria of Annex II of the Delegated Act on Climate Change.
P: Pending. The detailed technical screening criteria associated with the other four environmental objectives (sustainable use and protection of water and marine resources, transition to a circular economy, pollution prevention and control, protection and restoration of biodiversity and ecosystems) have yet to be published.
NA: Not applicable according to Commission Delegated Regulation (EU) 2021/2139 of June 4, 2021.
NR: No alignment was reported based on legal requirements in the 2021 Consolidated Management Report.

As previously explained, the information reported on eligibility in 2021, in relation to activity 8.2, considered a minimum value (which exclusively contemplated the CapEx related to digital services) and a maximum value (which also considered the investments associated with the telecommunications networks, necessary to provide connectivity solutions and data transmission).

The **minimum value** corresponding to **2022** (A1+A2 in the previous table) of **3.3%** would be comparable to 1.8%[19] for the year 2021. The differences with respect to the previous year are mainly explained by the inclusion of: acquisition of buildings (+0.7 p.p.), increase investments in *Cloud* (+0.3 p.p.) and in platforms (+0.3 p.p.) that were identified based on the higher granularity of the information.

The **maximum value** corresponding to **2022** of **71.6%** would be comparable to 68.5%[20] for the year 2021. New this year is that the values also considered investments associated with wholesale services and other investments associated with the network that were identified based on the higher granularity of the information.

1.8.4.5 Percentage of OpEx of Taxonomy-eligible and Taxonomy-aligned activities

This indicator shows the **proportion of operating expenditure** (OpEx) **associated with the economic activities covered by the taxonomy.**
The denominator includes **direct non-capitalised costs** related to **short-term leases, maintenance and repairs**, and any other direct expenditures relating to the **day-to-day servicing of assets of property, plant and equipment** that are necessary to ensure the continued and effective functioning of such assets.

Telefónica analysed the different items included in its **OpEx model**, obtaining a Taxonomy-eligible result of approximately 0% in 2022, in accordance with the definition of operating expenses contemplated in the Regulation. Non taxonomy-eligible OpEx amounts to **2,833 million euros (B)**.

The **information related to OpEx for the year 2022** is shown below according to the template included in Annex II of the Delegated Regulation (EU) 2021/2178 (the Disclosure Delegated Act):

[19] Restated value of 2021. The value reported in the 2021 Consolidated Management Report is 1.3%.
[20] Restated value of 2021. The value reported in the 2021 Consolidated Management Report is 67.6%.

Proportion of OpEx derived from products or services associated with Taxonomy-aligned economic activities – disclosure covering financial year 2022

				Substantial contribution criteria						DNSH Criteria ('Does Not Significantly Harm')										
Economic activities	Codes	Absolute OpEx	Proportion of OpEx	Climate Change Mitigation	Climate Change adaptation	Water and marine resources	Circular economy	Pollution	Biodiversity and ecosystems	Climate Change mitigation	Climate Change adaptation	Water and marine resources	Circular economy	Pollution	Biodiversity and ecosystems	Minimum safeguards	Taxonomy-aligned proportion of OpEx, year N	Taxonomy-aligned proportion of OpEx, year N-1	Category (enabling activity)	Category (transition activity)
		€M	%	%	%	%	%	%	%	Y/N	Y/N	Y/N	Y/N	Y/N	Y/N	Y/N	%	%	E	T
A. TAXONOMY-ELIGIBLE ACTIVITIES																				
A.1 Environmentally sustainable activities (Taxonomy-aligned)																				
OpEx of environmentally sustainable activities (Taxonomy-aligned) (A.1)		**0**	**0.0**																	
A.2 Taxonomy-eligible but not environmentally sustainable activities (not Taxonomy-aligned)																				
Data-driven solutions for GHG emissions reductions	8.2	0.1	0.004																	
OpEx of Taxonomy-eligible but not environmentally sustainable activities (not Taxonomy-aligned) (A.2)		**0.1**	**0.004**																	
Total (A.1 + A.2)		**0.1**	**0.004**																	
B. TAXONOMY-NON-ELIGIBLE ACTIVITIES																				
OpEx of Taxonomy-non-eligible activities (B)		2,833	100.0																	
Total (A + B)		**2,833**	**100.0**																	

As previously explained, the information reported on eligibility the previous year in relation to operating expenses considered a minimum and a maximum value.

The **minimum value** considered exclusively expenditures related to digital services, which was approximately **0%**, in both 2021 and **2022.**

The **maximum value** considered the OpEX associated with the network technologies that carry out the data transmission. The value of **71.0% corresponding to 2022** would be comparable to the 77.3% included in the 2021 Consolidated Management Report.

1.8.2 Compliance with the technical screening criteria

Each activity identified as Taxonomy eligible is assessed for compliance with the **technical screening criteria** of substantial contribution and "Do no significant harm" as laid down in the Regulation. Compliance with social minimum safeguards at Group level was also verified.

The main actions and measures taken by Telefónica can be summarised as follows:

Substantial contribution to climate change mitigation of activity 8.1:
The substantial contribution to climate change mitigation of data processing, hosting and relative activities requires compliance with two main **technical criteria**:

- Implement all relevant practices listed in the most recent version of the **EU Code of Conduct for Energy Efficiency in Data Centres**[21] and third-party assurance at least every three years.
- Use of refrigerants in the data centre cooling system which **global warming potential** (GWP) do not exceed 675.

In its draft of FAQs, disclosed in December 2022, the European Commission includes certain clarifications about this activity, specifically about the criteria for compliance and verification of compliance with the Code of Conduct. The response states that in early 2023 the Code of Conduct will be completed with an ***assessment framework*** for external verification of compliance with the practices set out in that Code of Conduct.

Telefónica has participated in the ICT Council's working group, providing feedback on the proposal for establishing this assessment framework to verify compliance with the Code of Conduct in order to make it auditable.

Since the framework is still not available, it is not possible to report alignment with these technical criteria in 2022.

Substantial contribution to climate change mitigation of activity 8.2:
The substantial contribution to climate change mitigation of data-driven solutions is associated with the fulfilment of the following technical screening criteria:

1. ICT solutions predominantly used for the **provision of data and analytics** enabling GHG emission reductions .

2. Demonstration through **life cycle analysis** of the substantial GHG emission savings compared to the best performing alternative solution/technology, where an alternative solution/technology is already available on the market.

Regarding **technical criterion one**, the use of solutions to reduce emissions, is demonstrated through a set of studies and methodologies that evaluate, identify, and often quantify the impacts of the digital solutions provided by Telefónica to its customers on the climate.

There are numerous industry studies showing how the use of digital solutions reduce emissions, such as those mentioned above. Example include the *GSMA's The Abatement Effect* and the *GeSI Mobile Carbon Impact* both of which provide information on the substantial contribution of avoided emissions from these ICT solutions.

Analysis carried by Telefónica included the following projects:

- **Avoided emissions methodology:**

Telefónica analysed many of the connectivity and digital solutions that it offers both to customers in the business sector and to private customers that are associated with emission reductions and quantify those reductions.

To adress the technical screening criteria outlined in the Taxonomy, the solutions were grouped into the following categories:

- ***Solutions for smart cities:*** IoT solutions for the efficient and sustainable management of cities in various areas, such as public transport, use of energy or water resources, public spaces or communication with its inhabitants.
- ***Mobility Solutions***: IOT solutions aimed at route planning and increasing the efficiency of different modes of transport. The connectivity provided by Telefónica for the operation of this type of solution makes it possible to increase the efficiency of fleet management, and the speed up of management and improve driver behaviour.
- ***Industry 5.0 Solutions***: Considers those IOT connections that aim to quantify how the use of

[21] https://joint-research-centre.ec.europa.eu/energy-efficiency/energy-efficiency-products/code-conduct-ict/code-conduct-energy-efficiency-data-centres_en

specific pieces of equipment within their operating limit affects their energy consumption and subsequently their emissions profile.

- ***Smart Working Solutions***: a set of services that enable people to work remotely, hold audio/video conferencing, e-learning, etc., thereby reducing the amount of GHG emissions generated by travel.
- ***Energy Efficiency Solutions***: a set of services that include telemetry and remote management of energy consumption in offices, factories or corporate buildings with a wide geographical distribution, such as hotels, banks or supermarkets.
- ***Agricultural management solution***s: solutions that enable innovation, digitalisation and data analysis for crops with the aim of optimising resources use.
- ***E-health solutions:*** Telefónica's network connections facilitate the use of remote medical care services, avoiding the need to travel to and from medical care centers.


For further information, see chapter 2.4. Solutions for the green transition

- ***Eco Smart*** label:

This label is an initiative developed by Telefónica with the aim of identifying the environmental benefits generated by our products and services following implementation in customers e.g. in terms of savings in energy consumption.


For further information, see chapter 2.4. Solutions for the green transition

In relation to the first technical screening criterion, the substantial contribution of solutions applied to the telecommunications network has also been analysed and demonstrated.

- **Digital services Life Cycle Assessment (LCA):**

Regarding the **second technical criterion**, related to life cycle analysis, this criterion is not considered applicable to the categories of solutions described above, as there is no alternative solution on the market. For example, all solutions based on the *Internet of Things* have as a baseline scenario that the devices are not connected, but there has been no development of intermediate technology.

However, in 2022 and with the aim of analysing the environmental impact of some of its digital services, Telefónica carried out different life cycle analyses to measure the impact in tonnes of CO_2eq of providing these services on both fixed and mobile networks[22]. These analyses were carried using the ETSI ES 203 199 standard and the results were verified by an independent third party. It is important to note that when considering the full life cycle of digital solutions, connectivity is the most relevant part in terms of environmental impact, and therefore, the main part for this analysis.

Therefore, Telefónica carried out this LCA to compare the environmental impact of new technologies with legacy technologies. The results of the analysis show that fibre has 18 times less environmental impact than copper, and 4G/5G has seven times less impact than 2G/3G (in terms of PB). This analysis demonstrates the substantial contribution of next-generation connectivity solutions. In 2022, investment in these new telecommunication networks accounted for 54.8% of Telefónica Group's CapEx.

In addition to meeting customer demand for digital services that increase productivity and reduce emissions, Telefónica continues to invest in strengthening its **infrastructure** and making it **one of the most sustainable in the market** in terms of energy and GHG emissions. These investments focus on the migration to new fixed and mobile technologies, the use of renewable energy and other energy efficiency measures.

Substantial contribution to climate change adaptation of activity 8.3/ 13.3:

Telefónica identified the audiovisual content broadcast on its Movistar Plus platform and classified it into two categories in accordance with the Regulation for each activity:

1. Own content or acquisition of rights to broadcast programmes (e.g. sports, culture, entertainment, children and/or music programmes) related to the activity 8.3.
2. Own content or acquisition of broadcasting rights for cinematographic productions, whether fictional or non-fictional (including films, short films, series and documentaries, etc.) related to the activity 13.3.

[22] Connectivity Solutions' Life Cycle Assessment

To substantially contribute to climate change adaptation, the Regulation states that activities 8.3 and 13.3 must provide a technology, product, service, information or practice to increase the level of resilience of third parties to physical climate risks.

Telefónica broadcasts content related to the environment and climate change, mainly through the broadcasting of documentaries (activity 13.3). For this activity, it was not possible to fully justify the technical alignment criteria. However, it should be noted that, in Spain alone, the viewing of this content reached a total of almost 6 million hours in 2022, taking into account only Movistar Plus' own channels.

Substantial contribution to climate change mitigation from secondary activities

As mentioned previously, Telefónica also carries out numerous actions related to energy efficiency that contribute to reducing greenhouse gas emissions from its own activity.

The following activities have been considered Taxonomy-aligned:

- **7.3. Installation, maintenance and repair of energy efficiency equipment**

The initiatives identified by Telefónica are mainly related to the modernisation of air conditioning and *free-cooling* in buildings. Telefónica includes EER purchase criteria identifying minimum performance, in line with it's energy efficiency strategy. Equipment that meets the minimum criteria of high energy efficiency was considered Taxonomy-aligned.

- **7.5. Installation, maintenance and repair of instruments and devices for measuring, regulation and controlling energy performance of buildings**

The initiatives identified by Telefónica correspond to the implementation of electronic devices to improve the energy management of buildings. Therefore, this activity is considered to be aligned with the individual measures listed in activity 7.5.

Do No Significant Harm to climate change adaptation

The 'do not significant harm to climate change adaptation' principle requires the identification and assessment of physical climate risks associated with Telefónica's operations under different climate scenarios. The objective is to identify and apply adaptation solutions that significantly reduce the material risks identified. Risk identification is carried out in accordance with the Group's risk management approach, tailored to the cause underlying the climate risk assessment. For each risk, the probability of occurrence is estimated for each risk, along with the possible impact and economic value, to arrive at an expected level of exposure for each scenario analysed[23].

To this end, Telefónica assessed the physical risk of climate change using climate projections covering both the RCP2.6 (global temperature increase by the end of the century of no more than 2°C) and RCP 8.5 (global temperatures increase by the end of the century of around 4°C) climate scenarios and time horizons up to 2030, 2040 and 2050.

In addition, Telefónica has developed an Adaptation Plan containing, which includes several lines of initiatives aimed at protecting the Company's assets against any extreme weather event (e.g. extreme wind, fires or sea level rise) to reduce its exposure to the main physical risks identified and to adapt to the consequences of climate change.



For further information, see chapter 2.2. Energy and climate change

Do no significant harm to sustainable use and protection of water and marine resources:

Telefónica's water consumption is mainly due to sanitary use, and to a lesser extent to its use in cooling. Aware of this, Telefónica takes several measures to use water more efficiently, especially in areas of high water stress (765 millions of liters in 2022).

Water consumption of data centres is undertaken through a closed cooling system, so there are no discharges to freshwater streams or seawater that could cause harm or have a material adverse impact.

Of the 3,194 millions of liters of water we consumed in 2022, the vast majority was for sanitary uses of the Group's employees..

Do no significant harm to the transition to a circular economy

The maintenance of the network infrastructure is the main source of waste for Telefónica.

With regard to the management of waste at the end of the useful life of electrical and electronic equipment, Telefónica maintains contractual agreements for the collection of waste and verifies that the waste manager is authorised and has adequate control over the waste. In addition, the appropriate documentation is in place to ensure compliance with the directives applicable to the equipment purchased and that are part of the Company's operations.

[23] For climate change, any risk associated with a negative perception of Telefónica's commitments to a low carbon economy or adapting to resource scarcity is considered a material strategic impact.


For further information, see chapter 2.3. Circular Economy

Social minimum safeguards
For an economic activity to qualify as environmentally sustainable, it must be carried out in accordance with the OECD Guidelines for Multinational Enterprises and the UN Guiding Principles on Business and Human Rights. Telefónica's compliance was assessed taking into account the Platform on Sustainable Finance's Report on Minimum Safeguards published in October 2022.

It is worth noting that, this Platform report was prepared for the sole purpose of guiding the European Commission in establishing formal criteria for assessing social issues, Telefónica considered it a good practice to anticipate potential future regulatory developments and analysed the alignment with social safeguards based on the four areas identified in the report: human rights, corruption, taxation and fair competition.

Telefónica respects and promotes human rights throughout its entire value chain. For this reason, it has a due diligence system in place that includes policies, periodic procedures to assess adverse impacts, management measures to prevent and mitigate identified potential impacts, monitoring and communication procedures, and complaint and remedy mechanisms. Likewise, it also has policies and procedures in place regarding competition, anti-corruption, responsible business, conflicts of interest, and fiscal responsibility, among others, to reinforce the Group's commitment to social rights and sustainable growth.


For further information, see chapter 2.15. Human rights

Based on the issues addressed in the previous sections, Telefónica is implementing all the requirements it needs to comply with the three levels of technical screening criteria associated with the climate change mitigation and adaptation objectives for activities reported by Telefónica.

1.9. Main indicators and footprint

GRI 2-1, 2-6

Telefónica is the company that it is today thanks to its almost 100 years of transformation and adaptation.

At a time when technology is more present than ever in our lives, we cannot forget that the most important connections are human ones. They are the main source of people's well-being and happiness.

At Telefónica, we know that it is people who give meaning to technology and not the other way around. For this reason, we offer connections that bring people together, rather than isolate them; connections that allow them to express themselves, share with others and improve their quality of life. This mission compels us to protect people and the planet, as well as ensure that business ethics are at the heart of everything we do.

We aim to digitalise the whole of society, leaving no one behind, naturally aligning ourselves with the United Nations 2030 Agenda, which highlights the key role of technology, innovation and communications in addressing the great challenges facing humanity.

We offer innovative solutions that transform and simplify people's lives, and we continue to work to do so more and more effectively.

We believe in a more compassionate world that is driven by the talents of people. That is why we have spent nearly 100 years not only securing the best connections, but supporting talent the best way we know how, by connecting it.

We are a privately held and listed global company that in 2022 operated in 12 countries (Spain, Germany, Brazil, the United Kingdom, Argentina, Chile, Colombia, Ecuador, Mexico, Peru, Uruguay and Venezuela) and had a presence in 38 countries, representing 383 million connections worldwide.

We also have emerging units such as Telefónica Infra, a subsidiary of the Telefónica Group that operates as a portfolio manager, which owns and rotates stakes in vehicles for investments in infrastructure together with financial investors.

> Key indicators

Revenue

2022	Revenue by segment (millions of euros)
Telefónica Spain	12,497
Telefónica Germany	8,224
Telefónica Brazil	8,870
Telefónica Hispam	9,141
VMED O2	12,155

Connections

2022	Total accesses (thousands)
Telefónica Spain	40,493
Telefónica Germany	48,892
Telefónica Brazil	112,424
Telefónica Hispam	110,971
VMED O2	57,745

1.9.1. Consolidated results

Key financial indicators

Millions of euros	2022	Reported annual variation
Revenues	39,993	1.8%
OIBDA	12,852	(41.5%)
Profit for the year	2,319	(78.4%)
Free Cash Flow	4,566	72.4%
Net financial debt	26,687	2.3%

1.9.2. Share price performance

Telefónica on the stock exchange, 2022


Share price performance
(TEF & IBEX-35 & STOXX EUROPE TELCO)
128
118
108
98
88
78
31-12-21
31-01-22
28-02-22
31-03-22
30-04-22
31-05-22
30-06-22
31-07-22
31-08-22
30-09-22
31-10-22
30-11-22
31-12-22
IBEX -35 (5.6%)
TEF (12.1%)
Stoxx Europe Telco (17.7%)

Share figures

Close (€)	3.39
52-week maximum	5.06
52-week minimum	3.25
Total daily volume average (mill. Shares)	54.0
Number of shares (million)	5,775
Market capitalisation (million €)	19,549

Analysts' recommendations[1]

Buy	47%
Hold	38%
Sell	15%

Stock Exchange listings

Madrid
Nueva York (ADR)
Lima (ADS)

1. Bloomberg; 31/12/2022

Remuneration/total shareholder return

€0.3/share in cash

- €0.15 /share December 2022
- €0.15/ share June 2023
- Calendar payments in 2022:
  - €0.15/sh. June voluntary scrip dividend
  - €0.15/sh. December in cash

RTA 2022: -5.3%

Target Price[1]



4.57 €/share

Credit ratings

Moody's	Baa3
Fitch	BBB
S&P	BBB-

Number of shareholders



1.1 millon

Major shareholders

BBVA	4.87%
Caixa/Criteria	3.50%
BlackRock	4.48%

In 2022, European and US equity and bond markets suffered historic declines amid high levels of uncertainty and volatility. Among the main European markets (EURO STOXX 50 -11.7%), the DAX performed the worst (-12.3%), followed by the CAC 40 (-9.5%), while the IBEX 35 recorded a better relative performance (-5.6%) and the FTSE 100 closed with slight gains (+0.9%). While most European indices had their worst annual performance since 2018, in the US they suffered their biggest falls since 2008 (Nasdaq -33.1%, S&P -19.4% and Dow Jones -8.8%).

The MSCI World index fell by 19.5%. As for the Western bond market, there were the largest price cuts in decades, with an unprecedented rally in yields (e.g. the 10-year US Treasury bond closed 2022 at 3.9% vs. 1.5% in 2021).

The determining factors for the performance of the markets in 2022 were high inflation and monetary policy by central banks, alongside a monetary stimulus withdrawal process and interest rate hikes to control

inflation, the unfolding war in Ukraine, the situation and reopening of the economy in China and the global macroeconomic scenario. These factors led to a strong sector rotation and high levels of uncertainty and volatility in the markets, and their behaviour remains key to market performance in 2023.

The performance of the telecommunications sector was divided into two clear parts in 2022. In the first half, it outperformed in relative terms (STOXX Telecommunications stable vs. STOXX 600 -16.5%) favoured by the rotation towards defensive and value stocks, hopes of consolidation in certain markets (as in Spain with the proposed merger between Orange and MásMóvil) and low valuations, coupled with industrial interest in the sector. Telefónica, which also benefited from the appreciation of Latin American currencies and speculation about its return to the EURO STOXX 50, was the best performing operator (+26.2%). In the second half of the year, despite solid results, STOXX Telecommunications had suffered a reversal in its fortunes (-17.7% vs. STOXX 600 +4.3%), as it was perceived as a less defensive sector than initially expected, due to increased concerns about companies' growth prospects due to energy costs and inflation, leverage and the effects of interest rate hikes. This was in addition to disappointment in relation to expectations of consolidation and better regulation in the markets, a preference for "quality" defensive stocks and profit-taking after the rallies in the first half of the year.

Telefónica continues to implement its strategy and, in 2022, a difficult year from a macroeconomic and geopolitical point of view, met its growth targets, which it revised upwards following the results of the first six months of the year. Telefónica delivered profitable and sustainable revenues and OIBDA growth and continued to allocate capital efficiently, prioritising growth investments. Telefónica ended the 2022 financial year with a market capitalisation of €19.5 billion, price per share of €3.39, -12.1% in the year, and total shareholder return of -5.3%.

Regarding the dividend payment, €0.30 per share was paid in 2022 (€0.15 per share in June under the voluntary flexible dividend and €0.15 per share in December in cash). The 2022 shareholder remuneration policy provides for a dividend of €0.30 per share in cash (€0.15 per share paid in December 2022 and €0.15 per share to be paid in June 2023). The 2022 dividend yield stood at 8.9%. In addition, in April 2022, 139.3 million treasury shares were redeemed.

1.9.3. Moving towards a more sustainable world

Sustainability starts at home. Acting with integrity, commitment and transparency is what helps us build trusting relationships. That is why we go beyond our responsibility and aim to be an exemplary company with the trust of our stakeholders: customers, employees, suppliers and shareholders.

> Networks: our connectivity

Connectivity is the fundamental requirement for access to the digital world and at Telefónica we focus our efforts on having the best technology for our network, a network based on fibre technologies, fibre to the home (FTTH) and the development of 4G and 5G mobile technologies, thereby ensuring excellent Wi-Fi connectivity in the home.

Telefónica has already switched on 5G technology in its four main markets: Spain, Brazil, Germany and the United Kingdom. 5G is not just a new generation of mobile telephony, it is a revolution, both due to its practical applications for all sectors and because it enables ultra-broadband coverage to be extended. In addition, 5G technology is more efficient, up to 90% more efficient than 4G per unit of traffic.

Our network has always been a unique asset. People's lives depend on it and it has shown unrivalled resilience when it has been needed most. It has demonstrated its robustness and stability by accommodating the large growth in traffic caused by the COVID-19 crisis in 2020 without significant incidents or saturation.



For further information, see chapter 2.12. Responsibility in our products and services.

We have a scalable, innovative network, capable of handling more and more traffic, a greater number of services and a more complex value proposition in both B2C and B2B areas. It is a flexible and efficient network thanks to an increasingly automated management that is evolving towards the zero-touch concept. It is also a more sustainable network, powered by renewable sources, which has managed to reduce energy consumption by 7.2% since 2015, despite a 7.4-fold increase in the traffic handled since then.

Our aim is to bring technology to everyone so that they can benefit from the opportunities it offers and build fairer, more prosperous and sustainable societies. Infrastructure deployment is key in this regard, as it allows our services to reach all regions, including rural or hard-to-reach areas.

In this regard, our LTE mobile networks have a penetration of 91% and we have over 24 million ultra-broadband connections (6.6% higher than the previous year). We are committed to achieving between 90-97% rural mobile broadband coverage by 2024. In 2022, we already have 80% in Brazil, 94% in Spain and we have exceeded the target in Germany with 99%.

LTE Penetration

	2021	2022
Spain	91.6%	91.6%
United Kingdom	91.5%	90.5%
Germany	98.9%	97.3%
Brazil	85.1%	88.1%
Argentina	89.2%	91.0%
Peru	91.3%	92.3%
Chile	91.8%	90.5%
Uruguay	91.4%	92.8%
Colombia	83.1%	86.1%
Mexico	79.7%	85.9%
Total	**89.6%**	**90.5%**

UBB Accesses (thousands)

	2021	2022	YoY variation
Spain	4,848	5,042	4.0%
Germany	1,857	1,939	4.4%
Brazil	5,535	5,968	7.8%
Hispam	4,432	5,155	16.3%
Total	**22,282**	**23,758**	**6.6%**

> Customer trust

We have been monitoring and reporting our Net Promoter Score (NPS) as a **recommendation indicator for our products and services** since 2018. We perform the calculation of the Group's Global NPS based on the results obtained from each of our operations. This indicator has also been set as a **target** linked to Customer Trust for the **variable remuneration** of all the Company's employees in the short term.



For further information, see chapter 2.11. Customers

In 2022, we ended the year with a result of 30 points, **4 above** last year's figure and we exceeded the annual target as a result of positive performance in Brazil, Hispam and Germany and, more significantly in Spain..

NPS Telefónica Group

2021[1]	2022
26	30

Includes Spain, Germany, Brazil and Hispam (Argentina, Chile, Colombia, Ecuador, Mexico, Peru, Uruguay, and Venezuela).

> Environmentally responsible

At Telefónica, we aim to **minimise our footprint** and take advantage of **digitalisation** as a key tool for tackling environmental challenges. Our environmental strategy, therefore, cuts across the business and seeks to decouple economic growth from our impact on the planet.

To help limit the global temperature rise to 1.5°C, we will have **net zero emissions by 2040,** including our value chain. We also aim to be a **Zero Waste company by 2030**, through eco-design, circular purchasing, reuse and recycling.

These targets are not only compatible with the expansion of the network and quality of service, but also help us to be **more competitive**.

We obtained 82% of our electricity consumption from renewable sources in the Group as a whole -100% in our main markets, as well as in Chile and Peru- and we have reduced carbon emissions by 80% (scope 1+2) compared to 2015.



For further information, see chapter 2.2. Energy and climate change



For further information, see chapter 2.3. Circular Economy

We also drive connectivity and digitalisation as key levers to help our customers run their business more efficiently and sustainably. Thanks to the efficiencies generated by our products and services, 81.7 million tonnes of CO_2 emissions were avoided in 2022.



For further information, see chapter 2.4. Digital solutions for the green transition

[1] Reported figure in 2021: 27.

Key energy and climate change indicators

	Base year: 2015	2021	2022
% Renewable electricity consumption in own facilities	17%	79%	82%
Energy consumption per traffic unit (MWh/PB)	386	54	49
% Evolution of energy efficiency (base year: 2015)	–	-86%	-87%
GHG emissions scope 1+2 (market method) (tCO_2e)	1,811,155	536,737	353,346

Zero Waste in 2030

	Target 2030	2021	2022
Percentage of recycled waste	100%	98%	98%

> Diversity among our employees

At Telefónica, we incorporate diversity and inclusion as a key element to connect talent and grow as a company.

The Global Diversity Council promotes an inclusive culture and leadership style to ensure environments where employees can give their best.

We are committed to diversity in all its forms, but our strategy is built around five lines of work: gender equality, the LGBT+ community, people with disabilities, generational diversity and ethnic diversity.

In particular, when it comes to **gender equality**, our targets for 2024 are to have 33% of directors being filled by women and to achieve an adjusted pay gap of +/-1%. These targets will contribute to eliminating the gender pay gap by 2050, which is our long-term north star.

With regard to people with disabilities, we are committed to doubling the number of employees with disabilities over the next two years.



For further information, see chapter 2.7. Diversity and inclusion.

Women in Telefónica

	2021	2022
Women in the workforce	38.1%	38.6%
Women directors	29.5%	31.3%[2]

Pay gap

	2021	2022
Gross pay gap	17.49% [3]	16.80%
Adjusted pay gap	1.18%	0.74%

Employees with disabilities

2021	2022
1,128[4]	1,482

> Our contribution and impact

With the Sustainable Development Goals as our compass and our unwavering commitment to human rights, we help society thrive by fostering economic and social progress through digitalisation.

At Telefónica, we identify where and how we contribute most significantly to the SDGs and measure our social and environmental impact annually.

We have developed an innovative ESG impact assessment model with a methodology based on Harvard University's Impact Weighted Account Initiative (IWAI) and KPMG's True Value methodology, which shows that we contribute over €98 billion to communities.

In addition, sustainable financing helps us to continue to support the SDGs with projects that have a social and environmental impact.



For further information, see chapter 2.14. Contribution and impact on communities

[2] In 2022, minor adjustments have been implemented in the formula for calculating the percentage of women directors. Maintaining the 2021 criteria, the figure would be 31.2%.

[3] The calculation methodology has been changed to take into account the different socio-economic realities of the countries that make up the group. Reported data in 2021: 21.79%.

[4] Correction applied due to error in the reporting of the data in the 2021 Consolidated Annual Report.

Telefónica's overall contribution

2022	Revenues (million €)	Employees	Percentage of suppliers awarded local contracts	Total investment (CapEx) (million €)	Personnel expenses (million €)	Input taxes (million €)
Group	39,993	103,638	91%	5,819	5,524	2,438

1.9.4. Analysts and rankings

Bloomberg Gender-Equality Index	Bloomberg Gender-Equality Index 2022	Included
CDP	CDP DISCLOSURE INSIGHT ACTION A LIST 2022 CLIMATE	A
CDP Supplier Engagement	CDP SUPPLIER ENGAGEMENT LEADER 2021	Leader
Digital Inclusion Benchmark (DIB)	World Benchmarking Alliance	89.5/100 1st in the world (ICT sector) 2021 Assessment
EcoVadis	ecovadis	76/100
Fortune	**Fortune**	Members of the Most Admired Companies 2022 list (4th in the world/2nd in Europe)

1.9.4. Analysts and rankings

FTSE Russell	 FTSE4Good	4.4/5 1st in the world (telecommunications sector)
Moody's Vigeo Eiris	Moody's | ESG Solutions	67/100
MSCI	 MSCI ESG RATINGS A CCC B BB BBB A AA AAA	A
Ranking Digital Rights	 Ranking Digital Rights	1st in the telecommunications sector
Refinitiv	 REFINITIV An LSEG Business	A -
S&P DJSI	Member of Dow Jones Sustainability Indices Powered by the S&P Global CSA	86/100 Member of DJSI Europe
Sustainalytics	 SUSTAINALYTICS ESG INDUSTRY TOP RATED 2023	15.2 (low risk) 6th in the telecommunications sector
Workforce Disclosure Initiative	 WDi	91%

The table includes the latest valuations provided by institutions in 2022 or later, but based on information from that year.

1.10. Business overview

GRI 2-6

1.10.1. Highlights

2022 was a challenging year, during which Telefónica showed its resilience and ability to mitigate the effects of an adverse macro environment. Additionally, in 2022 the foreign exchange rates positively affected Telefónica's results, after various years of negative impacts, mitigating the impact of the inflation in Europe and certain Latin American markets. In 2022, revenues grew in reported terms y-o-y for the first time since 2015 (+1.8%). In organic terms, considering 50% of the results of VMO2 in 2021 and 2022, revenues grew 4.0% y-o-y, supported by a strong commercial momentum. OIBDA in organic terms, considering 50% of the results of VMO2 in 2021 and 2022, grew 3.0% due to higher revenues and cost efficiencies.

Telefónica strengthened its position in core markets:

- In **Spain,** Telefónica's revenues grew thanks to the good commercial performance and despite a complex macro environment, increasing 0.6% y-o-y.
- In **Brazil,** Telefónica maintained its strong operating momentum, accelerating FTTH rollout (reaching 23.3 million premises passed by December 31, 2022) and increasing its mobile contract ex IoT market share to 43.5%, following the acquisition of Oi's mobile assets. These factors,together with the appreciation of the Brazilian real, led to significant revenue growth.
- In **Germany**, Telefónica continued to bolster network quality, surpassing its 5G initial rollout goals and gaining solid commercial traction, reflected in higher revenues and operating income growth.
- In the **United Kingdom, VMO2** continued its operating progress driven by synergies.

We took further steps in our strategy to build a stronger Telefónica and focused our investments on next-generation networks, while maintaining a disciplined capital allocation framework.

Telefónica's **total accesses** include Oi accesses base since April 1, 2022 within Telefónica Brazil and exclude Telefónica El Salvador since January 1, 2022, totaling 383.1 million as of December 31, 2022. Accesses base increased by 3.8% year-on-year, mainly due to the prior impacts. Excluding the sale of Telefónica El Salvador, the increase of the accesses base was 4.3%.

The table below shows the evolution of accesses over the past two years as of December 31, of such years:

Accesses

Thousands of accesses	2021	2022	%Reported YoY	%Organic YoY
Fixed telephony accesses[(1)]	29,966.9	27,941.9	(6.8%)	(6.4%)
Broadband	25,833.3	26,303.9	1.8%	1.8%
UBB	22,281.8	23,757.7	6.6%	6.6%
FTTH	12,243.8	14,273.0	16.6%	16.6%
Mobile accesses	277,793.3	292,168.1	5.2%	5.8%
Prepay	129,675.7	129,685.7	0.0%	1.2%
Contract	117,432.1	126,242.3	7.5%	7.7%
IoT	30,685.4	36,240.1	18.1%	18.1%
Pay TV	11,111.7	10,586.5	(4.7%)	(4.7%)
Retail Accesses	344,945.5	357,213.3	**3.6%**	**4.1%**
Wholesale Accesses	24,173.3	25,932.9	**7.3%**	**7.3%**
Fixed wholesale accesses	3,694.5	3,665.7	(0.8%)	(0.8%)
FTTH wholesale accesses	2,988.0	3,211.7	7.5%	7.5%
Mobile wholesale accesses	20,478.8	22,267.2	8.7%	8.7%
Total Accesses	**369,118.9**	**383,146.2**	**3.8%**	**4.3%**

Notes:
- The table includes, with respect to 2021, accesses of Telefónica El Salvador (1.8 million total accesses as of December 31, 2021). The sale of Telefónica El Salvador was completed on January 13, 2022.
(1) Includes fixed wireless and VoIP accesses.

The table below shows the contribution to reported growth of each item considered to calculate the organic variations. To exclude the impact of the sale of Telefónica El Salvador in the calculation of organic variations, the 2021 comparative figures exclude the accesses of Telefónica El Salvador. For each line item, the contribution to reported growth, expressed in p.p., is the result of dividing the amount of each impact (on a net basis when the impact affects both years)by the consolidated reported figure for the previous year.

Contribution to the reported growth (percentage points)

Thousands of accesses	%Reported YoY	%Organic YoY	Telefónica El Salvador
Fixed telephony accesses	(6.8%)	(6.4%)	—
Broadband	1.8%	1.8%	—
UBB	6.6%	6.6%	—
FTTH	16.6%	16.6%	—
Mobile accesses	5.2%	5.8%	(0.5)
Prepay	0.0%	1.2%	(0.4)
Contract	7.5%	7.7%	(0.1)
IoT	18.1%	18.1%	—
Pay TV	(4.7%)	(4.7%)	—
Retail Accesses	**3.6%**	**4.1%**	**(0.5)**
Wholesale Accesses	**7.3%**	**7.3%**	**—**
Fixed wholesale accesses	(0.8%)	(0.8%)	—
FTTH wholesale accesses	7.5%	7.5%	—
Mobile wholesale accesses	8.7%	8.7%	—
Total Accesses	**3.8%**	**4.3%**	**(0.5)**

The table below shows the evolution of accesses by segment:

ACCESSES	YoY variation	% Over Total Accesses 2021	% Over Total Accesses 2022
Telefónica Spain	0.9%	10.9%	10.6%
Telefónica United Kingdom / VMED O2 UK [(1)]	3.1%	15.2%	15.1%
Telefónica Germany	(2.6%)	13.6%	12.8%
Telefónica Brazil	13.7%	26.8%	29.3%
Telefónica Hispam	0.5%	29.9%	29.0%
Other companies	(6.6%)	3.7%	3.3%

Note:
[(1)] Our former Telefónica United Kingdom segment was replaced by our new VMED O2 UK segment on June 1, 2021.

Mobile accesses totaled 292.2 million as of December 31, 2022, up 5.2% compared to December 31, 2021, mainly due to the inclusion of Oi's mobile accesses, partially offset by the sale of Telefónica El Salvador. Excluding the sale of Telefónica El Salvador, mobile accesses increased by 5.8%. Postpaid accesses represented 49.3% of the mobile accesses excluding IoT accesses (+1.8 p.p. and +1.6 p.p. excluding the impact of the sale of Telefónica El Salvador).

Fixed broadband accesses stood at 26.3 million at December 31, 2022, up 1.8% year-on-year. Retail fiber (FTTH) accesses stood at 14.3 million at December 31, 2022, growing by 16.6% compared to December 31, 2021.

Pay TV accesses totaled 10.6 million as of December 31, 2022, down 4.7% year-on-year mainly due to lower accesses in Telefónica Spain.

The tables below show the evolution of Telefónica's estimated access market share for mobile and fixed broadband for the past two years.

Competitive Position Evolution

Telefónica	Mobile Market Share[(1)] 2021	Mobile Market Share[(1)] 2022
Spain	27.6 %	27.5 %
United Kingdom[(2)]	30.1 %	29.6 %
Germany	34.9 %	34.2 %
Brazil	33.1 %	38.9 %
Argentina	29.2 %	28.5 %
Chile	25.8 %	25.5 %
Peru	30.4 %	29.0 %
Colombia	26.0 %	25.6 %
Venezuela	54.7 %	53.3 %
Mexico	19.5 %	18.3 %
Ecuador	31.5 %	31.4 %
Uruguay	29.1 %	27.8 %

[(1)] Internal estimates in both years.
[(2)] It refers to VMO2 market share as of September 2021 and September 2022, respectively.

Telefónica	FBB Market Share[(1)] 2021	FBB Market Share[(1)] 2022
Spain	35.3 %	34.0 %
Brazil	15.3 %	14.6 %
Argentina	11.7 %	11.3 %
Chile	29.8 %	31.5 %
Peru	61.0 %	55.1 %
Colombia	13.8 %	15.1 %

[(1)] Internal estimates in both years.

1.10.2. 2022/2021 Consolidated results

In this section, we discuss changes in the Group's consolidated income statements for the years ended December 31, 2022 and 2021.

	Year ended December 31,		Variation	
Consolidated Results	**2021**	**2022**	**2022 vs 2021**	
Millions of euros	**Total**	**Total**	**Total**	**%**
Revenues	39,277	39,993	716	1.8%
Other income	12,673	2,065	(10,608)	(83.7%)
Supplies	(12,258)	(12,941)	(683)	5.6%
Personnel expenses	(6,733)	(5,524)	1,209	(18.0%)
Other expenses	(10,976)	(10,741)	235	(2.1%)
OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION (OIBDA)	**21,983**	**12,852**	**(9,131)**	**(41.5%)**
OIBDA Margin	56.0 %	32.1 %		(23.8 p.p.)
Depreciation and amortization	(8,397)	(8,796)	(399)	4.8%
Amortization of intangible assets, depreciation of property, plant and equipment	(6,748)	(6,731)	17	(0.2%)
Amortization of rights of use	(1,649)	(2,065)	(416)	25.2%
OPERATING INCOME (OI)	**13,586**	**4,056**	**(9,530)**	**(70.1%)**
Operating Margin	34.6 %	10.1 %		(24.4 p.p.)
Share of income of investments accounted for by the equity method	(127)	217	344	c.s.
Net financial expense	(1,364)	(1,313)	51	(3.7%)
PROFIT BEFORE TAX	**12,095**	**2,960**	**(9,135)**	**(75.5%)**
Corporate income tax	(1,378)	(641)	737	(53.5%)
PROFIT FOR THE YEAR	**10,717**	**2,319**	**(8,398)**	**(78.4%)**
Attributable to equity holders of the parent	8,137	2,011	(6,126)	(75.3%)
Attributable to non-controlling interests	2,580	308	(2,272)	(88.0%)

c.s.: change of sign

Adjustments made to calculate organic variations

Year-on-year percentage changes referred to in this document as "organic" or presented in "organic terms" intend to present year-on-year variations on a comparable basis, by considering a constant perimeter of consolidation, constant average foreign exchange rates and by making certain other adjustments which are described herein. Organic variations should not be viewed in isolation or as an alternative to reported variations.

For purposes of this report, 2022/2021 organic variation is defined as the reported variation as adjusted to exclude the impacts detailed below:

- **Foreign exchange effects:** we have excluded the impact of changes in exchange rates (except for countries with hyperinflationary economies: Argentina and Venezuela) by assuming constant average foreign exchange rates year-on-year (using average foreign exchange rates of 2021 for both years).

Foreign exchange rates had a positive impact on our reported 2022 results, mainly due to the appreciation of the Brazilian real against the euro.

Foreign exchange effects increased revenue growth by 4.5 percentage points, OIBDA growth by 3.0 percentage points and operating income growth by 1.6 percentage points in 2021.

- **Changes in the consolidation perimeter:** we have excluded the impact of changes in our consolidation perimeter in 2022 and 2021. The main changes are the exclusion from the perimeter of consolidation of Telefónica United Kingdom (prior to the registration of the Virgin Media O2 UK joint venture) and the towers divisions of Telxius Group in June, 2021. To exclude these impacts, we have excluded the results of these Groups in our 2021 comparative basis.

As explained below, 50% of the results of VMO2 are included in the organic variation of the Group.

Following its exclusion from the scope of consolidation, the amortization of rights of use of Telxius assets by the Group's operators is no longer eliminated in the consolidation process.

- **Gains or losses on the sale of companies**: the gains obtained or losses incurred from the sale of companies have been excluded to calculate organic variations.

In 2022 it is excluded mainly the capital gain from the sale of fiber optic assets in Colombia (162 million euros) and the capital gains of fiber optic assets in United Kingdom (20 million euros).

In 2021, we mainly excluded the gains resulting from the establishment of VMO2 (4,460 million euros), the sale of the European and Latin American towers divisions of the Telxius Group (6,099 million euros), the sale of the companies related to the establishment of FiBrasil (26 million euros), the sale of 60% of the shares in InfraCo, SpA (274 million euros) and the sale of Telefónica de Costa Rica (136 million euros).

- **Restructuring costs:** we have excluded the impact in 2022 and 2021 of restructuring costs, mainly those related to the Individual Suspension Plan adopted under the Social Pact for Employment in Telefónica Spain in 2021.

The distribution by segment of the restructuring costs, in terms of their impact on OIBDA and operating income, is as follows:

Millions of euros	2021	2022
Telefónica Spain	1,382	57
Telefónica United Kingdom	—	—
Telefónica Germany	22	16
Telefónica Brazil	—	—
Telefónica Hispam	174	98
Other companies	85	8
Total restructuring costs	**1,663**	**179**

- **Reported variation of companies in hyperinflationary countries:** in the organic variation, the y-o-y reported variation of the companies in countries with hyperinflationary economies (Argentina and Venezuela) is excluded. In reported terms, in 2022 the revenues of these companies increased by 27 million euros and their OIBDA, operating income and OIBDA-CapEx decreased by 13 million euros, 86 million euros, 35 million euros, respectively, compared to 2021.

- **Impairment of goodwill and other assets:** in 2022 the impairment of assets amounted to 77 million euros, in Telefónica Argentina is excluded. In 2021 the impairment of goodwill amounting to 416 million euros, mainly in Telefónica Peru, has been excluded.

- **Judicial decision PIS/COFINS:** we excluded the positive impact of the judicial decisions of the Brazilian Supreme Court recognizing the right to deduct the state tax on goods and services (ICMS) from the calculation of the basis of the Social Integration Program-PIS (Programa de Integraçao Social) and the Financing of Social Security - COFINS (Contribuçao para Financiamiento de Seguridade Social) amounting to 243 million euros in OIBDA in 2021.

- **Spectrum acquisition:** the organic variation of capital expenditures ("CapEx") excludes the impact of spectrum acquisitions in 2022 and 2021.

In 2022, spectrum acquisitions amounted to 173 million euros of which 125 million euros corresponded to Telefónica Colombia, 35 million euros to Telefónica Brasil, 8 million euros to Telefónica Argentina and 5 million euros to Telefónica Uruguay.

In 2021, spectrum acquisitions amounted to 1,704 million euros of which 706 million euros corresponded to Telefónica Brazil, 515 million euros to our former Telefónica United Kingdom segment (which acquisitions took place before JV VMED O2 UK was established), 352 million euros to Telefónica Spain and 131 million euros to Telefónica Chile.

- **Other adjustments:** organic variations exclude the following:

In 2022: (i) the impact of the accelerated amortization related to the transformation of the operating model of Telefónica México (following the AT&T agreement entered into in 2019) amounting to 24 million euros in amortization and operating income amounting to 24 million euros; and other adjustments amounting to 6 million euros.

In 2021: (i) the provision for contingencies in Telefónica Brazil amounting to 154 million euros with a negative impact in OIBDA; (ii) the impact of the accelerated amortization related to the transformation of the operating model of Telefónica México (following the AT&T agreement entered into in 2019) on depreciation and amortization amounting to 88 million euros; (iii) the provisions recorded in Telefónica Spain to optimize the distribution network (44 million euros in OIBDA).

The table below shows 2022/2021 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain line items of the consolidated income statement and CapEx and OIBDA-CapEx:

TELEFÓNICA 2022	YoY variation	
	% Reported YoY	% Organic YoY
Revenues	1.8%	4.0%
Other income	(83.7%)	12.8%
Supplies	5.6%	8.3%
Personnel expenses	(18.0%)	3.9%
Other expenses	(2.1%)	1.7%
OIBDA	**(41.5%)**	**3.0%**
Depreciation and amortization	4.8%	(1.3%)
Operating income (OI)	**(70.1%)**	**15.4%**
CapEx	(19.9%)	4.6%
OIBDA-CapEx	**(52.2%)**	**1.8%**

The table below shows the contribution to reported growth of each item considered to calculate the organic variations, as explained above. For each line item, the contribution to reported growth, expressed in percentage points, is the result of dividing the amount of the impact of each such item (on a net basis when the impact affects both years) by the consolidated reported figure for the previous year.

TELEFÓNICA2022	Contribution to reported growth (percentage points)								
	Exchange rate effect	Perimeter change	Capital gains/ losses on sale of companies	Restruc-turing costs	Reported variation in hyperin-flationary countries	Impairment of goodwill and other assets	Judicial decision PIS/ COFINS	Spectrum acquisiton	Other adjustments
Revenues	4.5	(7.1)	—	—	0.1	—	—	—	—
Other income	0.6	(0.6)	(85.3)	—	0.1	—	—	—	—
Supplies	3.3	(7.7)	—	—	0.0	—	—	—	—
Personnel expenses	3.1	(3.3)	—	(22.0)	0.6	—	—	—	—
Other expenses	5.0	(6.3)	0.1	(0.0)	0.1	(2.9)	2.2	—	(1.8)
OIBDA	**3.0**	**(4.5)**	**(49.2)**	**6.8**	**(0.1)**	**1.4**	**(1.1)**	**—**	**0.9**
Depreciation and amortization	5.3	1.3	—	—	0.9	—	—	—	(0.8)
Operating income (OI)	**1.6**	**(8.2)**	**(79.6)**	**10.9**	**(0.6)**	**2.3**	**(1.8)**	**—**	**1.9**
CapEx	4.2	(13.6)	—	—	0.3	—	—	(17.7)	—
OIBDA-CapEx	**2.4**	**(0.1)**	**(73.5)**	**10.1**	**(0.2)**	**2.1**	**(1.7)**	**8.8**	**1.3**

1.10.3. Analysis of results

Revenues in 2022 totaled 39,993 million euros, increasing 1.8% year-on-year in reported terms, positively impacted by foreign exchange effects, mainly due to the appreciation of the Brazilian real against the euro (+4.5 p.p.), despite the changes in the consolidation perimeter (-7.1 p.p.) related mainly to the exclusion of the entities that comprised our former Telefónica United Kingdom segment since June 1, 2021. In organic terms, as explained above, considering 50% of VMO2 in 2021 and 2022, revenues grew by 4.0%, thanks to the positive growth in service revenues (+3.2%) driven by Telefónica Brazil, Telefónica Germany and Telefónica Hispam.

Other income mainly includes work on fixed assets and gains on disposal of assets. In 2022, other income totaled 2,065 million euros compared to 12,673 million euros recorded in the same period of 2021 mainly due to the capital gain from the sale of the Telxius towers business (6,099 million euros), the establishment of VMO2 (4,460 million euros), the sale of 60% of the shares in InfraCo, SpA in Chile (274 million euros), the sale of Telefónica Costa Rica to Liberty Global (136 million euros) and the establishment of FiBrasil in Brazil (26 million euros). In 2022 the sale of fiber optic assets in Colombia (162 million euros) and the sale of fiber optic assets in United Kingdom (20 million euros) were recorded. In organic terms as explained above, considering 50% of VMO2 in 2021 and 2022, other revenues grew by 12.8%.

The **total amount of supplies, personnel expenses and other expenses** (mainly external services and taxes) was 29,206 million euros in 2022, down 2.5% year-on-year in reported terms. compared to 2021. This decrease was mainly attributable to the impact of changes in the

scope of consolidation (-6.2 p.p.) mainly the exit of Telefónica United Kingdom from the perimeter on June 1, 2021, and lower restructuring costs (-5.0 p.p.), partially offset by changes in foreign exchange rates (+3.9 p.p.). In organic terms, as explained before, considering 50% of the results of VMO2 in 2021 and 2022, the total amount of supplies, personnel expenses and other expenses increased by 5.0%. The evolution of these expenses is explained in greater detail below:

- **Supplies** amounted to 12,941 million euros in 2022, up 5.6% year-on-year in reported terms, mainly as a result of the impact of changes in foreign exchange rates (+3.3 p.p.) and in spite of changes in the scope of consolidation (-7.7 p.p.). In organic terms, as explained before, considering 50% of VMO2, supplies increased by 8.3% year-on-year, mainly due to higher handset costs due to higher commercial activity.
- **Personnel expenses** amounted to 5,524 million euros in 2022, down by 18.0% year-on-year in reported terms compared to 2021, mainly as a result of lower restructuring costs (-22.0 p.p.) and changes in the scope of consolidation (-3.3 p.p.) and partially offset by the impact of changes in foreign exchange rates (+3.1 p.p.). In organic terms, as explained before, considering 50% of VMO2, personnel expenses increased by 3.9% year-on-year, as a result of higher expenses in Germany and Brazil.

  The average headcount was 102,563 employees in 2022, down 4.8 % compared to 2021, mainly as a result of the deconsolidation of the entities that comprised our former Telefónica United Kingdom segment in June 2021.
- **Other expenses** amounted to 10,741 million euros in 2022, down 2.1% year-on-year in reported terms. This decrease was mainly attributable to the impact of changes in the scope of consolidation (-6.3 p.p.), partially offset by the impact of foreign exchange rates (+5.0 p.p.). In organic terms, as explained before, considering 50% of VMO2, other expenses increased by 1.7% year-on-year due mainly to higher expenses in Spain and Germany.

As a result of the foregoing, OIBDA totaled 12,852 million euros in 2022, compared with 21,983 million euros in 2021, strongly impacted by the gains from the transactions recorded in "Other income" in 2021 (-49.2 p.p.), changes in the scope of consolidation (-4.5 p.p.) partially offset by lower restructuring expenses in 2022 (+6.8 p.p.), and the positive exchange rate impact (+3.0 p.p.). In organic terms, as explained above, considering 50% of VMO2 in 2021 and 2022, OIBDA would grow 3.0% year-on-year.

Depreciation and amortization amounted to 8,796 million euros in 2022 increasing by 4.8%, mainly affected by the impact of the exchange rates (+5.3 p.p.) as well as the changes in the consolidation perimeter (+1.3 p.p.) as a consequence of the sale of the towers communications division sale in 2021, which resulted in an increase in the amortization of rights of use.

In organic terms, as explained above, considering 50% of the results of VMO2 in 2021 and 2022, amortization would decrease by 1.3% year-on-year.

Operating income (OI) for 2022 totaled 4,056 million euros compared to 13,586 million euros recorded in the same period of 2021, strongly impacted by the capital gains on the sale of businesses discussed above (-79.6 p.p.) and changes in the scope of consolidation (-8.2 p.p.), partially offset by lower restructuring expenses in 2022 (+10.9 p.p.). In organic terms, as explained above, considering 50% of VMO2 in 2021 and 2022, operating income grew by 15.4% year-on-year due to the result of revenue growth in all segments.

The **share of income (loss) of investments** accounted for by the equity method in 2022 was an income of 217 million euros, compared to a loss of 127 million euros in 2021, mainly due to the respective results of VMO2, affected by changes in the fair value of derivatives.

Net financial expense amounted to 1,313 million euros in 2022, down 51 million euros compared to 2021, mainly due to extraordinary income related to the payment by the Spanish administration to the Group of delayed interest in connection with tax litigation in Spain, which more than offset the increase in the expenses due to the increase in interest rates and a higher level of debt denominated in Brazilian reais.

Corporate income tax amounted to 641 million euros in 2022, decreasing compared to 2021 (1,378 million euros) by 737 million euros. The y-o-y change is explained mainly by the extraordinary expenses recorded in 2021 (among others, the impact of the Spanish tax inspection closing), the deconsolidation of the entities that comprised our former Telefónica United Kingdom segment since June 2021, the positive outcome of the tax inspection closing in Germany in 2022 and the corporate simplification carried out in Brazil in 2022.

As a result, **profit for the year attributable to equity holders of the parent** in 2022 was 2,011 million euros (8,137 million euros in 2021).

Profit attributable to non-controlling interests was 308 million euros in 2022 (2,580 million euros in 2021). The variation is mainly due to a decrease in profit attributable to non-controlling interests in Telxius, which completed the sale of its towers divisions in Europe and Latin America in 2021.

CapEx totaled 5,819 million euros in 2022, down 19.9% year-on-year in reported terms, impacted by lower spectrum purchases in 2022 (-17.7 p.p), and the change in the consolidation perimeter (-13.6 p.p.), partially offset by the exchange rate impact (+4.2 p.p.). In organic terms, as explained above, considering 50% of VMO2 in 2021 and 2022, CapEx increased by 4.6% year-on-year.

OIBDA-CapEx stood at 7,033 million euros in 2022, compared to 14,716 million euros in 2021 (-52.2%), strongly affected by the above mentioned capital gains from the sale of businesses (-73.5 p.p.), partially offset by lower restructuring expenses (+10.1 p.p.),the positive effect of lower spectrum purchase (+8.8 p.p.), the recording of goodwill impairment in 2021 in a greater amount than asset impairments in 2022 (+2.1 p.p.) and exchange rate impact (+2.4 p.p.). In organic terms, as explained above, considering 50% of VMO2 in 2021 and 2022, OIBDA-CapEx grew by 1.8% year-on-year.

1.10.4. 2022/2021 Segment results

TELEFÓNICA SPAIN

The table below shows the evolution of accesses in Telefónica Spain over the past two years as of December 31 of such years:

ACCESSES

Thousands of accesses	2021	2022	%Reported YoY
Fixed telephony accesses [1]	8,376.3	8,102.3	(3.3%)
Broadband	5,874.9	5,854.5	(0.3%)
FTTH	4,847.6	5,042.2	4.0%
Mobile accesses	18,484.6	19,347.3	4.7%
Prepay	752.5	796.0	5.8%
Contract	15,210.7	15,099.5	(0.7%)
IoT	2,521.5	3,451.8	36.9%
Pay TV	3,716.4	3,526.3	(5.1%)
Retail Accesses	**36,460.9**	**36,838.9**	**1.0%**
Wholesale Accesses	**3,674.3**	**3,653.6**	**(0.6%)**
FTTH Wholesale Accesses	2,982.0	3,206.1	7.5%
Total Accesses	**40,135.2**	**40,492.6**	**0.9%**

Notes:
[1] Includes "fixed wireless" and Voice over IP accesses.
[2] Accesses in 2022 include an upward revision of approximately 500 thousand IoT accesses recorded in March 2022.

In May 2022, we launched miMovistar, a new global portfolio for the general public through which customers will be able to choose the products and services they need in a simple, customizable and flexible way. The proposal is the natural evolution of Movistar Fusión, Movistar's benchmark product over the last ten years.

The portfolio starts with connectivity (Internet, voice and data), to which, if the customer wishes, modules can be added to include a television content offer and value-added services such as, initially, health, gaming and security, to build the most complete and adapted formula that the customer wants. The company plans to integrate in the future more services within the miMovistar ecosystem, such as Movistar Car/Moto, Movistar Money, Home Insurance, Energy, as well as additional connectivity options.

With this new move, Telefónica Spain responds to the needs derived from the transformation of the market and a consumer who demands flexibility and personalization, both in connectivity services and in content or services relevant to his life, while being able to control costs.

In addition, each of the miMovistar connectivity options also includes a device at no cost to the customer, whose catalog depends on their choice and includes, in addition to smartphones, smart TVs, tablets, laptops or smart watches.

Existing Movistar Fusión customers can choose to continue with their current tariff or switch to miMovistar and adapt it to what they choose.

Telefónica Spain's investment in the 5G mobile network made it possible to achieve 85% of population coverage as of December 31, 2022.

Additionally, in 2022, Telefónica Spain has continued to improve its offer proposals to strengthen its relationship with customers and reach new segments, highlighting:

- **Solar 360**, a joint venture of Repsol and Telefónica Spain formed to develop a solar self-consumption business. The new company started to operate in June 2022, offering a comprehensive self-consumption solution to private customers, communities of neighbors and companies, SMEs, and large companies, through solar panel installation.
- **Movistar Prosegur Alarmas**, a joint venture of Prosegur and Telefónica Spain, reached 445 thousand customers as of December 31, 2022.

Telefónica Spain had 40.5 million **accesses** as of December 31, 2022, an increase of 0.9% as compared to December 31, 2021, due to an increase in the IoT accesses base.

The **convergent offer** (residential and SMEs) had a customer base of 4.5 million customers as of December 31, 2022, a decrease of 2.2% y-o-y.

Retail fixed accesses totaled 8.1 million and decreased 3.3% as compared to December 31, 2021, with a net loss of 274 thousand accesses as of December 31, 2022.

Retail broadband accesses totaled 5.9 million (-0.3% y-o-y), with a net loss of 20 thousand accesses as of December 31, 2022.

Retail fiber (FTTH) accesses reached 5.0 million customers (+4.0% as compared to December 31, 2021), representing 86.1% of total retail broadband customers (+3.6 p.p. y-o-y) with net adds of 195 thousand accesses as of December 31, 2022. At December 31, 2022, fiber deployment reached 28.0 million premises, 1.1 million more than at December 31, 2021.

Total retail mobile accesses stood at 19.3 million as of December 31, 2022, an increase of 4.7% as compared to December 31, 2021 as a result of an increase in the IoT accesses base (+36.9% y-o-y impacted by an upward revision recorded in March 2022 figures, in an amount of 500 thousand accesses) and prepay accesses (+5.8% y-o-y), with a decrease in mobile contract accesses (-0.7% y-o-y).

Pay TV accesses reached 3.5 million at December 31, 2022, decreasing 5.1% year-on-year due to a higher penetration of customers in service bundles that do not include TV.

Wholesale accesses stood at 3.7 million at December 31, 2022, down 0.6% year-on-year, and wholesale fiber (FTTH) accesses were up 7.5% year-on-year (87.8% of total wholesale accesses at December 31, 2022 compared with 81.2% at December 31, 2021).

The table below shows Telefónica Spain's results over the past two years:

Millions of euros

TELEFÓNICA SPAIN	**2021**	**2022**	**% Reported YoY**	**% Organic YoY (1)**
Revenues	12,417	12,497	0.6%	0.6%
Mobile handset revenues	400	548	37.4%	37.4%
Revenues ex-mobile handset sales	**12,017**	**11,948**	**(0.6%)**	**(0.6%)**
Retail	9,699	9,662	(0.4%)	(0.4%)
Wholesale and Other	2,318	2,286	(1.4%)	(1.4%)
Other income	664	803	20.9%	20.9%
Supplies	(4,636)	(5,008)	8.0%	8.0%
Personnel expenses	(3,201)	(1,765)	(44.9%)	(6.1%)
Other expenses	(1,867)	(1,939)	3.9%	6.4%
OIBDA	**3,377**	**4,588**	**35.9%**	**(3.3%)**
Depreciation and amortization	(2,153)	(2,157)	0.2%	0.2%
Amortization of intangible assets, depreciation of property, plant and equipment	(1,807)	(1,747)	(3.3%)	(3.3%)
Amortization of rights of use	(346)	(410)	18.3%	18.3%
Operating income (OI)	**1,224**	**2,431**	**98.6%**	**(6.1%)**
CapEx	1,815	1,550	(14.6%)	5.9%
OIBDA-CapEx	1,562	3,038	94.5%	(7.3%)

Notes:
(1) See adjustments made to calculate organic variations below.

The table below shows 2022/2021 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain line items of the income statement and other measures, and the contribution of each item for which we have adjusted to our reported growth:

	YoY variation		Contribution to reported growth (percentage points)		
TELEFÓNICA SPAIN 2022	**% Reported YoY**	**% Organic YoY**	**Optimization Distribution Network**	**Restructuring costs**	**Spectrum acquisition**
Revenues	0.6%	0.6%	—	—	—
Other income	20.9%	20.9%	—	—	—
Supplies	8.0%	8.0%	—	—	—
Personnel expenses	(44.9%)	(6.1%)	—	(41.4)	—
Other expenses	3.9%	6.4%	(2.3)	—	—
OIBDA	**35.9%**	**(3.3%)**	**1.3**	**39.2**	**—**
Depreciation and amortization	0.2%	0.2%	—	—	—
Operating income (OI)	**98.6%**	**(6.1%)**	**3.6**	**108.2**	**—**
CapEx	(14.6%)	5.9%	—	—	(19.4)
OIBDA-CapEx	**94.5%**	**(7.3%)**	**2.8**	**84.8**	**22.5**

Analysis of results

Revenues in 2022 amounted to 12,497 million euros, growing 0,6% y-o-y both in reported and in organic terms. This trend was supported by handset revenues due to the fact that since April 2021 the portfolio includes several devices as part of the packages (including 5G smartphones of different brands, Smart TVs, tablets and laptops, among others). The evolution of revenues excluding mobile handset sales is described below:

- **Retail revenues** totaled 9,662 million euros in 2022, decreasing by 0.4% year-on-year both in reported and in organic terms, due in part to the customer base decline, partially offset by higher IT revenues due to the higher demand for digitalisation projects in the B2B segment.

- **Wholesale and other revenues** totaled 2,286 million euros in 2022, decreasing by 1.4% year-on-year both in reported and in organic terms, due mainly to the decrease in fixed traffic revenues, mobile interconnection revenues due to lower mobile termination rates, and the impact of less "La Liga" content available in the wholesale offer since mid-August. These have been partially offset by an important recovery in roaming-in revenues at pre-pandemic levels and the growth of revenues from MVNOs.

The **total amount of supplies, personnel expenses and other expenses** (mainly external services and taxes) amounted 8,712 million euros in 2022, down 10.2% year-on-year in reported terms compared to 2021. The year-on-year evolution was mainly attributable to the restructuring costs recorded in 2021 (1,382 million euros). In organic terms, expenses increased by 4.6%.

- **Supplies** amounted to 5,008 million euros in 2022, up 8,0% year-on-year both in reported and organic terms compared to 2021, mainly attributable to higher handset costs in the year (from commercial campaigns offering free devices) as well as the costs related to IT revenue growth.

- **Personnel expenses** amounted to 1,765 million euros in 2022, down 44.9% year-on-year in reported terms compared to 2021, mainly attributable to the restructuring plan in 2021 (1,382 million euros). In organic terms, personnel expenses decreased by 6.1% due to savings from prior restructuring plan.

- **Other expenses** amounted to 1,939 million euros in 2022, up 3.9% year-on-year in reported terms compared to 2021, mainly attributable to the optimization of the distribution network (44 million euros) in 2021 (-2.3 p.p.). In organic terms, other expenses increased by 6.4% due mainly to higher energy costs.

OIBDA reached 4,588 million euros in 2022, a year-on-year increase of 35.9% in reported terms (-3.3% year-on-year in organic terms).

Depreciation and amortization amounted to 2,157 million euros in 2022, increasing by 0.2% year-on-year both in reported and organic terms.

Operating income amounted to 2,431 million euros in 2022, a year-on-year increase of 98.6% in reported terms. The year-on-year increase was mainly driven by the higher restructuring provision in 2021 than in 2022 (+108.2 p.p.) as well as the optimization of the distribution network in 2021 (+3.6 p.p.). Excluding these impacts, the decrease is 6.1%, impacted by lower service revenues and the impact of the higher energy costs for most of the year.

VMO2

After receiving the final approval from the UK Competition & Markets Authority (CMA), the joint venture between Liberty Global and Telefónica was established on June 1, 2021, and our former Telefónica United Kingdom segment was replaced by the new VMO2 segment. Telefónica ceased to fully consolidate the results of the entities that composed our former Telefónica United Kingdom segment in its consolidated financial statements and started to account for VMO2's results under the equity method. Therefore, since June 1, 2021, for purposes of the Group's consolidated results, the results of VMO2 are reflected under a single heading of the consolidated income statement, "Share of income of investments accounted for by the equity method". However, the VMO2 segment information included in this section is presented under management criteria, and shows 100% of the VMO2's results; Telefónica's actual percentage ownership of VMO2 is 50%.

The information of this segment in reported terms refers to the period from January 1 to December 31, 2022, compared with the period from June 1, 2021 to December 31, 2021. See additional information in: Note 2. Basis of presentation of the consolidated financial statements. "Agreement between Telefónica and Liberty Global plc to combine their operating businesses in the UK".

More than one year after the formation of VMO2, the company continues to integrate and innovate while investing heavily to expand and upgrade its fiber and 5G networks to provide the highest quality connectivity to more regions of the country.

The FTTP speed upgrade of the existing network is accelerating after the completion of tests in the first quarter of 2022, paving the way for the planned deployment of fiber throughout the fixed network, which began in the fourth quarter of 2022 and is expected to be completed by 2028.

The "Lightning" project rollout now totals 2.9 million accesses, further reinforcing VMO2's gigabit leadership in the UK with speeds of 1.1 Gbps offered across its entire footprint of 16.1 million premises passed.

On July 29, 2022, T. Infra, Liberty Global plc ("Liberty Global") and InfraVia Capital Partners ("InfraVia") reached an agreement for the establishment of a joint venture that will deploy fiber-to-the-home (FTTH) to 5 million homes in the United Kingdom currently not reached by VMO2's network, with potential for expansion to an additional 2 million homes. The fiber network will offer wholesale FTTH access to telecommunications service providers, with VMO2 acting as the lead customer, as well as providing a range of technical services. Liberty Global and Telefónica jointly hold a 50% stake in the joint venture through a holding company, with InfraVia owning the remaining 50%.

VMO2 launched the "Better Connections Plan", its first sustainability strategy as a joint business, in May 2022 with a commitment to reduce carbon emissions, champion the circular economy, such as recycling devices and donating smartphones and tablets, and giving back to the community. The company has an ambitious target to achieve net zero carbon emissions across its operations, products and supply chain by the end of 2040, 10 years ahead of the Paris Agreement and the UK's target of net zero emissions by 2050.

The following table shows the evolution of accesses in VMO2 in 2022 compared to 2021:

ACCESSES

Thousands of accesses	2021	2022	%Reported YoY
Broadband	5,626.7	5,661.6	0.6%
UBB	5,596.8	5,653.8	1.0%
Mobile accesses	32,276.8	33,831.3	4.8%
Prepay	8,119.1	7,968.3	(1.9%)
Contract	15,938.1	16,087.6	0.9%
IoT	8,219.7	9,775.5	18.9%
Retail Accesses	46,021.1	46,926.8	2.0%
Wholesale Accesses	9,966.6	10,818.6	8.5%
Total Accesses	**55,987.8**	**57,745.4**	**3.1%**

The **total accesses base** grew 3.1% year-on-year and stood at 57.7 million as of December 31, 2022, mainly driven by the increase in the mobile accesses base, which grew 4.8% year-on-year and reached 33.8 million accesses.

The **contract mobile customer base** grew 0.9% year-on-year and reached 16.1 million accesses adding 149.5 thousand new accesses to the base in 2022. Churn remained stable at low levels.

The **prepay mobile customer base** decreased 1.9% year-on-year and totaled 8.0 million accesses declining 150.8 thousand accesses to the base in 2022.

IoT mobile customer base grew 18.9% year-on-year and reached 9.8 million accesses underpinned by the Smart Metering Programme roll out.

The fixed broadband base grew 0.6% year-on-year and reached 5.7 million accesses, adding 34.9 thousand new accesses in 2022. UBB accesses grew 1.0% year-on-year with a net gain of 57.0 thousand new accesses in 2022, supported by the increase in customer demand for higher speeds. The company's average broadband speed is 301 Mbps and increased 41% year-on-year, five times higher than the national average.

The table below shows the evolution of of the VMO2 segment's results over the past two years (which, for the purposes of 2022, consists of the results obtained by VMO2 from January 1 to December 31, 2022, and, for the purposes of 2021, consists of the results obtained by VMO2 from June 1 (the date on which VMO2 was established) to December 31, 2021):

Millions of euros

VMO2	June 1 to December 30 2021	December 2022	% Organic YoY
Revenues	7,223	12,155	0.0 %
Mobile Business	**4,122**	**6,938**	**1.7 %**
Handset revenues	1,234	1,894	(0.9 %)
Fixed Business	**2,782**	**4,639**	**(3.4 %)**
Other	**319**	**578**	**8.0 %**
Other income	290	551	13.6 %
Supplies	(2,601)	(4,019)	(5.1 %)
Personnel expenses	(786)	(1,348)	(4.2 %)
Other expenses	(1,676)	(2,938)	2.3 %
OIBDA	**2,450**	**4,401**	**6.3 %**
Depreciation and amortization	(2,395)	(4,170)	1.3 %
Operating income (OI)	**55**	**231**	**147.8 %**
Share of income (loss) of investments accounted for by equity method	—	1	
Financial income	27	24	
Financial expenses	(504)	(1,020)	
Realized and unrealized gains on derivative instruments, net (1)	489	2,567	
Foreign currency transaction losses, net	(367)	(1,296)	
Net financial result	**(355)**	**275**	
Result before taxation	**(300)**	**507**	
Net result	**(235)**	**492**	
CapEx	**1,508**	**2,707**	
OIBDA-CapEx	**942**	**1,694**	

(1) VMO2 entered into various derivative instruments to manage interest rate exposure and foreign currency exposure. Generally, VMO2 does not apply hedge accounting to its derivative instruments. Accordingly, changes in the fair values of most of its derivatives are recorded in the finance results of its consolidated income statement.

Analysis of results

Year-on-year changes are mainly explained by the fact that the VMO2 segment's results for 2022 include VMO2's results for the full year, whereas the VMO2 segment's results for 2021 include VMO2's results for seven months only. Further, the 2021 results were adversely affected by restructuring and integration costs incurred in connection with the incorporation of VMO2. Since both periods are not entirely comparable, the below explanations discuss the drivers of the 2022 and 2021 results separately.

The evolution of the results of 100% VMO2 in organic terms is detailed below, considering seven months of VMO2 in 2021 and the full year 2022.

In the full year 2022, **revenues** amounted to 12.155 million euros, growing flat (0.0%) in organic terms, driven by the macro-economic environment that offsets the price increases.

- **Mobile Revenues** amounted to 6,938 million euros in the year 2022 including 1,894 million euros from handset sales, growing 1.7% in organic terms, as a result of the price increases and the recovery of roaming revenues.
- **Fixed business revenues** amounted to 4,639 million euros in the year 2022, decreasing by 3.4% in organic terms, mainly due to decline in fixed-line ARPU impacted by macro conditions coupled with continued decline in B2B Fixed.
- **Other revenues** amounted to 578 million euros in the year 2022, growing 8% in organic terms, driven by the growth in digital services.

The **total amount of supplies, personnel expenses and other expenses** (mainly external services and taxes) was 8,305 million euros in 2022, down 2.4% year-on-year in organic terms compared to 2021. This decrease was mainly attributable to the realization of synergies and other cost efficiencies that resulted from the formation of the joint venture, which offset inflationary tendencies.

- **Supplies** amounted to 4,019 million euros in 2022, down 5.1% year-on-year in organic terms compared to 2021. This decrease was attributable to the realization of synergies, mainly due to the migration of the Virgin Mobile MVNO contract coupled with other cost efficiencies.
- **Personnel expenses** amounted to 1,348 million euros in 2022, down 4.2% year-on-year in organic terms compared to 2021 positively impacted by the realization of synergies that resulted from the formation of the joint venture, through the execution of restructuring plans aiming to deliver a single operating model and a leaner company.
- **Other expenses** amounted to 2,938 million euros in 2022, up 2.3% year-on-year in organic terms compared to 2021. This increase was mainly attributable to inflationary tensions, mainly by the increase in energy prices.

OIBDA in the 2022 reached 4.401 million euros, growing 6.3% year-on-year in organic terms.

Depreciation and amortization amounted to 4.170 million euros in 2022, increasing by 1.3% year-on-year in organic terms.

Operating income (OI) amounted to 231 million euros in the year 2022, growing 147.8% year-on-year in organic terms, mainly thanks to the synergies, roaming recovery, price increase in fixed and mobile businesses and cost efficiencies that cushion current inflationary pressures.

TELEFÓNICA GERMANY

The table below shows the evolution of accesses in Telefónica Germany over the past two years as of December 31 of such years:

ACCESSES

Thousands of accesses	2021	2022	%Reported YoY
Fixed telephony accesses [1]	2,179.6	2,211.6	1.5%
Broadband [2]	2,262.3	2,294.2	1.4%
UBB	1,856.8	1,939.1	4.4%
Mobile accesses [3]	45,693.6	44,306.6	(3.0%)
Prepay	18,973.0	16,274.8	(14.2%)
Contract	25,107.8	26,336.2	4.9%
IoT [4]	1,612.8	1,695.7	5.1%
Retail Accesses	50,219.3	48,891.6	(2.6%)
Total Accesses	**50,219.3**	**48,891.6**	**(2.6%)**

Notes:
[1] Includes "fixed wireless" and Voice over IP accesses.

In 2022, Telefónica Germany delivered strong operational and financial momentum. The company continues to expand its mobile market share in a rational yet dynamic environment on the back of core business strength building on strong O2 brand appeal including strong customer demand for the innovative "O2 Grow" tariff, network parity and ESG leadership.

Telefónica Germany's key milestones in 2022 were as follows:

- Sustained commercial momentum, with 1.2 million new clients in contract driven by O2 Free portfolio and strong traction of the successful tariff innovation "O2 Grow".
- Telefónica Germany successfully completed its three-year "Investment for Growth' program", making strong progress with network modernization and 5G roll-out as well as fulfilling the coverage obligations of the German regulator. Telefónica Germany's 5G population coverage stood higher than 80% at year end, significantly over-achieving its initial target. The company aims for more than 90% coverage by year-end 2023 and believes it is on track to offer nationwide 5G coverage by no later than year-end 2025.

The **total access base** decreased 2.6% year-on-year and stood at 48.9 million at December 31, 2022, mainly driven by a 3.0% decrease in the mobile accesses base, which reached 44.3 million.

The **contract mobile customer base** grew 4.9% year-on-year and reached 26.3 million accesses, increasing the share over the total mobile accesses base to 59.4%. Net adds reached 1.2 million accesses driven by high O2 brand appeal thanks to the O2 Free tariff portfolio's gross add momentum in the market and the continued solid contribution of partner brands. Churn was 1.3% in 2022 (+0.1 p.p. y-o-y) leveraging network and service quality and commercial success despite being impacted by the European Electronic Communications Code (EECC) introduction, as a result of which contract customers can terminate their contracts at any time.

The **prepay mobile customer base** decreased 14.2% year-on-year to 16.3 million accesses. This decrease was driven mainly by a combination of a technical base adjustment in December 2022 (which was revenue neutral) following the introduction of a stricter active SIM card definition and the ongoing German market trend of prepaid to postpaid migration leading to a net loss of 2.7 million prepay customers in 2022.

Broadband accesses reached 2.3 million accesses (up 1.4% y-o-y), with a net add of 31.9 thousand accesses in 2022, reflecting the success of the "O2 myHome" tariff portfolio with high-speed cable and fiber connections as well as FMS (Fixed Mobile Substitution) driving customer demand.

The table below shows the evolution of Telefónica Germany's results over the past two years:

Millions of euros

TELEFÓNICA GERMANY	2021	2022	% Reported YoY	% Organic YoY (1)
Revenues	7,765	8,224	5.9%	5.9%
Mobile Business	**6,942**	**7,394**	**6.5%**	**6.5%**
Handset revenues	1,450	1,652	13.9%	13.9%
Fixed Business	**814**	**806**	**(1.0%)**	**(1.0%)**
Other income	140	153	9.2%	9.2%
Supplies	(2,403)	(2,524)	5.0%	5.0%
Personnel expenses	(585)	(622)	6.2%	6.8%
Other expenses	(2,493)	(2,673)	7.2%	7.4%
OIBDA	**2,424**	**2,558**	**5.5%**	**5.2%**
Depreciation and amortization	(2,394)	(2,295)	(4.1%)	(4.1%)
Amortization of intangible assets, depreciation of property, plant and equipment	(1,809)	(1,659)	(8.3%)	(8.3%)
Amortization of rights of use	(585)	(636)	8.9%	8.9%
Operating income (OI)	**30**	**263**	**n.m.**	**n.m.**
CapEx	1,284	1,209	(5.8%)	(5.8%)
OIBDA-CapEx	1,140	1,349	18.3%	17.4%

Notes:
[1] See adjustments made to calculate organic variations below.
n.m.: not meaningful

The table below shows 2022/2021 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain line items of the income statement and other measures and the contribution of each item for which we have adjusted to our reported growth:

	YoY variation		Contribution to reported growth (percentage points)
TELEFÓNICA GERMANY 2022	**% Reported YoY**	**% Organic YoY**	**Restructuring costs**
Revenues	5.9%	5.9%	—
Other income	9.2%	9.2%	—
Supplies	5.0%	5.0%	—
Personnel expenses	6.2%	6.8%	(0.5)
Other expenses	7.2%	7.4%	(0.1)
OIBDA	**5.5%**	**5.2%**	**0.3**
Depreciation and amortization	(4.1%)	(4.1%)	—
Operating loss	**n.m.**	**n.m.**	**20.2**
CapEx	(5.8%)	(5.8%)	—
OIBDA-CapEx	**18.3%**	**17.4%**	**0.5**

n.m.: not meaningful

Analysis of results

Total **revenues** were 8.224 million euros in 2022, a year-on-year increase of 5.9%, driven by the increase in the mobile business.

- **Mobile business revenues** totaled 7.394 million euros, increasing 6.5% y-o-y in reported terms. This reflects the sustained mobile service revenue momentum on the back of the ongoing strong commercial traction of the O2 brand and a solid contribution from partners, more than compensating for the negative impact from the accelerated Mobile Termination Rate glide path (which has led to a decrease in termination charges).
- **Handset revenues** (which are included in mobile business revenues) amounted to 1,652 million euros, increasing 13.9% y-o-y in reported terms due to continued good customer demand and availability of devices at Telefónica Germany's, with customers increasingly opting for longer-term handset financing.
- **Fixed business revenues** were 806 million euros, decreasing 1.0% y-o-y in reported terms reflecting the lower European mobile termination rates in the carrier business, offset in part by the steadily growing share of high value customers in the fixed retail broadband accesses.

Mobile ARPU was 10.1 euros (+1.5% y-o-y) in reported terms due to the 6.2% y-o-y increase in prepay ARPU, offset in part by the 1.5% y-o-y decrease in contract ARPU reflecting the accelerated MTR glide path and higher focus on customer loyalty and retention. Data ARPU was 6.7 euros (+10.8% y-o-y), supported by the success of the O2 Free portfolio.

TELEFÓNICA GERMANY	2021	2022	% Reported YoY
ARPU (EUR)	10.0	10.1	1.5%
Prepay	6.3	6.7	6.2%
Contract [1]	13.5	13.3	(1.5%)
Data ARPU (EUR)	**6.1**	**6.7**	**10.8%**

[1] Excludes IoT.

The **total amount of supplies, personnel expenses and other expenses** (mainly external services and taxes) amounted to 5,819 million euros in 2022, increasing 6.2% year-on-year in reported terms. In organic terms, total expenses increased 6.3%.

- **Supplies** amounted to 2,524 million euros in 2022, increasing 5.0% year-on-year in reported terms. In organic terms, supplies costs would increase 5.0% mainly attributable to higher hardware cost of sales partially offset by positive effects from cuts in the MTR (Mobile Termination Rate) fees paid to other operators.

- **Personnel expenses** amounted to 622 million euros in 2022, increasing 6.2% year-on-year in reported terms, partially offset by lower restructuring costs in 2022 compared to 2021 (-0.5 p.p.). In organic terms, personnel expenses increased 6.8% mainly explained by the social security payments received from the Government in 2021 in connection with employees affected by the temporary closing of O2 shops during the enforced COVID-19 lockdown in the first half of 2021 and the salary increase in 2022, partially offset by a y-o-y lower number of full-time employees.

- **Other expenses** amounted to 2,673 million euros in 2022, increasing 7.2% year-on-year in reported terms compared to 2021, partially offset by lower restructuring costs in 2022 compared to 2021 (-0.1 p.p.). In organic terms, other expenses increased 7.4%, reflecting higher energy costs, technology transformation and commercial activity costs.

OIBDA totaled 2,558 million euros in 2022, increasing by 5.5% y-o-y in reported terms. In organic terms, OIBDA increased by 5.2% year-on-year.

Depreciation and amortization amounted to 2,295 million euros in 2022, decreasing 4.1% year-on-year in reported terms mainly as a result of the 3G switch-off at year-end 2021 in combination with the decision to shorten the useful life of assets in the context of technology optimization and modernization. This was partly offset by higher right of use asset amortization and new additions in IT-architecture added in the context of network modernization.

Operating income totaled 263 million euros in 2022, compared to 30 million euros in 2021. In organic terms, the year-on-year comparison was positively impacted by improved operational leverage in both, fixed and mobile, reflecting own brand momentum and efficiency gains and tight cost management.

TELEFÓNICA BRAZIL

The table below shows the evolution of accesses of Telefónica Brazil over the past three years as of December 31 of such years:

ACCESSES

Thousands of accesses	2021	2022	%Reported YoY
Fixed telephony accesses[(1)]	7,506.5	7,012.7	(6.6%)
Broadband[(2)]	6,262.0	6,419.6	2.5%
UBB	5,535.3	5,967.7	7.8%
FTTH	4,608.7	5,482.4	19.0%
Mobile accesses[(3)]	83,912.3	97,973.0	16.8%
Prepay	34,287.3	39,305.9	14.6%
Contract	37,166.7	43,947.2	18.2%
IoT	12,458.3	14,719.9	18.2%
Pay TV	1,114.8	966.3	(13.3%)
IPTV	916.8	898.3	(2.0%)
Retail Accesses	98,853.2	112,423.7	13.7%
Total Accesses	**98,854.2**	**112,424.0**	**13.7%**

Notes:
[(1)] Includes "fixed wireless" and Voice over IP accesses.

In 2022, Telefónica Brazil strengthened its leadership in the mobile value segment (38.9% market share as of December 31, 2022, source: ANATEL), both due to the organic growth of its customer base and the incorporation of Oi's accesses. In the fixed business, Telefónica Brazil continued to focus on the implementation of strategic technologies, such as fiber, which offset the decline in the fixed traditional business.

Telefónica Brazil reached 112.4 million accesses as of December 31, 2022, 13.7% higher than December 31, 2021 due to the sustained growth in the organic mobile business, in addition to the incorporation of the customer base of Oi, and the growth in FTTH, which more than offset the decline in the fixed voice business due to the continuous migration from fixed to mobile, encouraged by unlimited voice offers in the market, the contraction of the lower-value fixed broadband customer base and the loss of DTH customers as a result of the company's strategic decision to discontinue legacy technologies.

In the **mobile business**, Telefónica Brazil strengthened its leadership in terms of total accesses, with an access market share of 38.9% as of December 31, 2022 (source: ANATEL) growing both in terms of contract customers (+18.2% year-on-year, +11.5% excluding Oi) and of prepaid customers (+14.6% year-on-year, -1.2% excluding Oi). Telefónica Brazil's strategy continues to be focused on strengthening the high-value customer base, reaching a 43.5% contract ex IoT market share as of December 31, 2022 (source: ANATEL). Contract commercial offers are focused on data plans, with extra data allowances subject to subscription to digital invoice, it is complete with OTT services of their choice (for example, Disney+, Netflix, Spotify, Vivo Meditação, Vivo Pay, Babbel, GoRead, among others). The Vivo Travel roaming service for voice and data is maintained in a selection of countries of America and Europe, depending on the plan. For higher-value customers, family plans are maintained, with a greater number of available apps. Additionally, Vivo Easy Prime was launched, with flexible proposals ranging from 7GB to 20GB and allowing customers to tailor their plans according to their needs. In the prepaid segment, Telefónica Brazil offers VIVO PreTurbo, which includes WhatsApp and unlimited minutes. All of this is supported by the interaction with our customers through the AURA virtual assistant in the Meu VIVO application, transforming the service channels to improve the user experience.

In the **broadband business**, Telefónica Brazil maintained its strategic focus on the deployment of fiber, reaching 28.6 million real estate units passed with FTTx access as of December 31, 2022, of which 23.3 million correspond to FTTH. Additionally, Telefónica Brazil continued to develop alternative deployment models to accelerate the expansion of fiber with lower CapEx and a reduced time to market. Telefónica Brazil reached 6.0 million connected homes of which 5.5 million homes connected with FTTH as of December 31, 2022, increasing 7.8% and 19.0% year-on-year, respectively. This growth offset the drop in other broadband accesses (xDSL), placing retail broadband accesses at 6.4 million as of December 31, 2022, increasing by 2.5% year-on-year.

Traditional **fixed telephony accesses** decreased by 6.6% year-on-year due to the aforementioned fixed-mobile substitution.

Pay TV customers fell to 1.0 million as of December 31, 2022, decreasing 13.3% year-on-year due to the strategic decision to discontinue the DTH service, whose customer base decreased 65.7% year-on-year.

The table below shows the evolution of Telefónica Brazil's results over the past two years:

Millions of euros

TELEFÓNICA BRAZIL	2021	2022	% Reported YoY	% Organic YoY (1)
Revenues	6,910	8,870	28.4%	9.1%
Mobile Business	**4,610**	**6,106**	**32.4%**	**12.6%**
Handset revenues	415	573	38.2%	17.5%
Fixed Business	**2,300**	**2,764**	**20.2%**	**2.1%**
Other income	474	416	(12.3%)	(7.9%)
Supplies	(1,216)	(1,783)	46.7%	24.7%
Personnel expenses	(799)	(1,097)	37.3%	16.7%
Other expenses	(2,231)	(2,674)	19.8%	(2.1%)
OIBDA	**3,138**	**3,732**	**18.9%**	**7.2%**
Depreciation and amortization	(1,918)	(2,369)	23.6%	5.0%
Amortization of intangible assets, depreciation of property, plant and equipment	(1,488)	(1,807)	21.4%	3.2%
Amortization of rights of use	(430)	(562)	31.1%	11.4%
Operating income (OI)	**1,220**	**1,363**	**11.7%**	**11.2%**
CapEx	2,069	1,795	(13.2%)	9.7%
OIBDA-CapEx	1,069	1,937	81.2%	5.1%

Notes:
(1) See adjustments made to calculate organic variations below.

The table below shows 2022/2021 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain line items of the income statement and other measures, and the contribution of each item for which we have adjusted to our reported growth:

	YoY variation		Contribution to reported growth (percentage points)				
TELEFÓNICA BRAZIL 2022	**% Reported YoY**	**% Organic YoY**	**Exchange rate effect**	**Judicial decision PIS/ COFINS**	**Contingencies**	**Spectrum acquisition**	**Capital gains/losses on sale of companies**
Revenues	28.4%	9.1%	19.3	—	—	—	—
Other income	(12.3%)	(7.9%)	13.2	—	—	—	(19.0)
Supplies	46.7%	24.7%	22.0	—	—	—	—
Personnel expenses	37.3%	16.7%	20.6	—	—	—	—
Other expenses	19.8%	(2.1%)	18.0	10.9	(6.9)	—	—
OIBDA	**18.9%**	**7.2%**	**17.8**	**(7.7)**	**4.9**	**—**	**(2.9)**
Depreciation and amortization	23.6%	5.0%	18.5	—	—	—	—
Operating income (OI)	**11.7%**	**11.2%**	**16.8**	**(19.9)**	**12.6**	**—**	**(7.4)**
CapEx	(13.2%)	9.7%	13.0	—	—	(32.7)	—
OIBDA-CapEx	**81.2%**	**5.1%**	**27.2**	**(22.7)**	**14.4**	**63.2**	**(8.4)**

Analysis of results

In 2022, **revenues** totaled 8,870 million euros, growing by 28.4% in reported terms, mainly due to the appreciation of the Brazilian real (+19.3 p.p.). In organic terms, the year-on-year growth was 9.1%, mainly due to service revenues, leveraged on mobile business – both organic and by the incorporation of the business acquired from Oi -, by businesses associated with new technologies (FTTH, IPTV and Digital Services) and the handset sales, which offset the erosion of revenues associated with voice and traditional accesses.

- **Mobile business revenues** totaled 6,106 million euros in 2022, up 32.4% in reported terms due mainly to the appreciation of the Brazilian real (+19.9 p.p.). In organic terms, mobile business increased by 12.6%, as a result of higher commercial activity and the incorporation of Oi accesses.
- **Fixed business revenues** totaled 2,764 million euros in 2022, growing by 20.2% in reported terms due mainly to the impact of the appreciation of the Brazilian real

(+18.0 p.p.). In organic terms, fixed telephony revenues grew by 2.1% mainly as a result of higher FTTH and IT revenues.

Mobile ARPU increased by 12.9% year-on-year in reported terms due mainly to the appreciation of the Brazilian real. In local currency, mobile ARPU decreased by 4.1% y-o-y as a result of a customer mix with a higher participation of hybrid plans together with the inclusion of Oi accesses, with lower ARPU.

TELEFÓNICA BRAZIL	2021	2022	% Reported YoY	%Local Currency YoY
ARPU (EUR)	**4.2**	**4.7**	**12.9%**	**(4.1%)**
Prepay	2.0	2.3	17.7%	0.0%
Contract [(1)]	7.4	8.3	12.3%	(4.5%)
Data ARPU (EUR)	**3.1**	**3.7**	**20.2%**	**2.1%**

[(1)] Excludes IoT.

The **total amount of supplies, personnel expenses and other expenses** (mainly external services and taxes) amounted to 5,554 million euros in 2022, growing 30.8% year-on-year in reported terms compared to 2021. In organic terms, expenses increased by 8.9% mainly due to higher personnel expenses due to inflation, higher subsidies and commissions due to higher commercial

activity as well as the addition of the business acquired from Oi.

- **Supplies** amounted to 1,783 million euros in 2022, increasing 46.7% year-on-year in reported terms, impacted by the appreciation of the Brazilian real (+22.0 p.p.). In organic terms, supplies increased by 24.7% due to higher commercial activity.
- **Personnel expenses** amounted to 1,097 million euros in 2022, increasing 37.3% year-on-year in reported terms compared to 2021, impacted by the appreciation of the Brazilian real (+20.6 p.p.). In organic terms, personnel expenses increased by 16.7% year-on-year, affected by a higher-than-expected salary increase due to inflation and higher commercial activity in B2B.
- **Other expenses** amounted to 2,674 million euros in 2022, increasing 19.8% year-on-year in reported terms compared to 2021, impacted mainly by the appreciation of the Brazilian real (+18.0 p.p.). In organic terms, other expenses decreased by 2.1% year-on-year as a result of cost efficiencies due to digitalization.

OIBDA stood at 3,732 million euros in 2022, increasing 18.9% in reported terms. In organic terms, OIBDA increased by 7.2% year-on-year.

Depreciation and amortization amounted to 2,369 million euros in 2022, increasing 23.6% in reported terms affected by the appreciation of the Brazilian real (+18.5 p.p.). In organic terms, depreciation and amortization grew by 5.0% year-on-year due to the acquisition of new 5G licenses in 2021 and the consolidation of the Oi assets.

Operating income amounted to 1,363 million euros in 2022, increasing 11.7 % in reported terms. This variation is mainly due to the impact of the appreciation of the Brazilian real (+16,8 p.p.). In organic terms, the operating income grew by 11.2%, associated with greater commercial activity and the integration of Oi's accesses.

TELEFÓNICA HISPAM

The table below shows the evolution of accesses of Telefónica Hispam over the past three years as of December 31 of such years:

ACCESSES

Thousands of accesses	2021	2022	%Reported YoY
Fixed telephony accesses [(1)]	7,034.1	6,375.7	(9.4%)
Broadband	5,756.9	6,030.6	4.8%
UBB	4,432.2	5,155.0	16.3%
FTTH	4,259.0	5,053.9	18.7%
Mobile accesses	94,612.6	95,579.7	1.0%
Prepay	66,075.3	65,340.7	(1.1%)
Contract	23,799.6	24,771.9	4.1%
IoT	4,737.6	5,467.2	15.4%
Pay TV	2,905.3	2,899.8	(0.2%)
IPTV	913.2	1,384.7	51.6%
Retail Accesses	110,395.5	110,958.9	0.5%
Total Accesses	**110,414.7**	**110,970.7**	**0.5%**

Notes:
(1) Includes "fixed wireless" and Voice over IP accesses.

Telefónica Hispam's **total accesses** amounted to 111.0 million as of December 31, 2022 (+0.5% year-on-year), as a result of the increase in mobile and FTTH accesses.

Mobile accesses amounted to 95.6 million, increasing by 1.0% y-o-y mainly due to the higher postpay customer base.

- **Contract accesses** increased by 4.1% year-on-year due to the increase in accesses in Mexico (+14.7%), Colombia (+8.4%) and Ecuador (+6.3%), partially offset by the decrease in Venezuela (-6.3%). This evolution was mainly driven by the commercial activity recovery and the attractive commercial offers.
- **Prepay accesses** decreased by 1.1% year-on-year, with a net loss of 735 thousand accesses as of December 31, 2022. The year-on-year accesses evolution was greatly impacted by the loss of accesses in Mexico (-921 thousand accesses) due to a higher number of disconnected non-active customers. In addition, accesses in Argentina decreased by 696 thousand. The year-on-year decrease was partially offset by an increase in accesses in Colombia (+1.3 million accesses), and to a lesser extent Ecuador (+155 thousand accesses).

Fixed accesses stood at 6.4 million as of December 31, 2022 (-9.4% year-on-year) with a net loss of 658 thousand accesses due to the continued erosion of the traditional fixed business.

Fixed broadband accesses amounted to 6.0 million as of December 31, 2022 (+4.8% year-on-year). The penetration of FBB accesses over fixed accesses stood at 94.6% (+12.7 p.p. y-o-y), as a result of the focus on Ultra Broadband (UBB) deployment in the region reaching 5.2 million connected accesses (+16.3% y-o-y) and 18.8 million premises. The penetration of UBB accesses over fixed broadband accesses stood at 85.5% (+8.5 p.p. y-o-y).

Pay TV accesses stood at 2.9 million as of December 31, 2022, with a decrease of 0.2% y-o-y as a result of the net loss of 5.5 thousand customers, mainly as a result of the lower Direct-To-Home (DTH) technology accesses (-366 thousand accesses) due to the change in commercial strategy as well as the lower cable access base (-111.5 thousand accesses), partially offset by the increase in IPTV accesses (+471.5 thousand accesses), in which the Company is placing strategic focus.

The table below shows the evolution of Telefónica Hispam's results over the past two years:

Millions of euros				
TELEFÓNICA HISPAM	**2021**	**2022**	**% Reported YoY**	**% Organic YoY [(1)]**
Revenues	8,362	9,141	9.3%	3.7%
Mobile Business	**5,444**	**6,003**	**10.3%**	**3.8%**
Handset revenues	1,398	1,541	10.2%	5.7%
Fixed Business	**2,907**	**3,138**	**7.9%**	**3.9%**
Other income	582	448	(23.0%)	51.1%
Supplies	(2,856)	(3,384)	18.5%	13.5%
Personnel expenses	(1,174)	(1,201)	2.3%	2.8%
Other expenses	(3,196)	(3,046)	(4.7%)	(2.1%)
OIBDA	**1,718**	**1,958**	**14.0%**	**2.7%**
Depreciation and amortization	(1,873)	(1,799)	(3.9%)	(9.0%)
Amortization of intangible assets, depreciation of property, plant and equipment	(1,451)	(1,345)	(7.3%)	(13.0%)
Amortization of rights of use	(422)	(454)	7.6%	5.8%
Operating loss	**(155)**	**159**	**c.s.**	**n.m.**
CapEx	978	1,058	8.1%	3.6%
OIBDA-CapEx	740	900	21.6%	2.0%

Notes:
(1) See adjustments made to calculate organic variations below.
c.s.: change of sign
n.m.: not meaningful

The table below shows 2022/2021 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain line items of the income statement and other measures, and the contribution of each item for which we have adjusted to our reported growth:

	YoY variation		Contribution to reported growth (percentage points)							
TELEFÓNICA HISPAM 2022	**% Reported YoY**	**% Organic YoY**	**Exchange rate effect**	**Perimeter changes**	**Capital gains/losses on sale of companies**	**Reported var. in hyperinflationary countries**	**Restructuring cost**	**Spectrum acquisition**	**Transformation T. Mexico**	**Impairment of goodwill and other assets**
Revenues	9.3%	3.7%	4.7	0.6	—	0.3	—	—	—	—
Other income	(23.0%)	51.1%	1.1	—	(42.2)	2.8	—	—	—	—
Supplies	18.5%	13.5%	5.1	—	—	(0.1)	—	—	—	—
Personnel expenses	2.3%	2.8%	2.7	—	—	3.6	(6.4)	—	—	—
Other expenses	(4.7%)	(2.1%)	4.5	2.3	—	0.3	—	—	—	(9.9)
OIBDA	**14.0%**	**2.7%**	**4.6**	**(1.5)**	**(14.3)**	**(0.6)**	**4.4**	**—**	**—**	**18.4**
Depreciation and amortization	(3.9%)	(9.0%)	4.4	—	—	3.8	—	—	(3.5)	—
Operating loss	**c.s.**	**n.m.**	**2.1**	**17.1**	**158.4**	**51.7**	**(49.2)**	**—**	**(42.9)**	**(203.8)**
CapEx	8.1%	3.6%	3.2	(0.5)	—	2.4	—	(0.1)	—	—
OIBDA-CapEx	**21.6%**	**2.0%**	**6.4**	**(3.0)**	**(33.2)**	**(4.5)**	**10.3**	**0.1**	**—**	**42.7**

c.s.: change of sign
n.m.: not meaningful

Analysis of results

Revenues amounted to 9,141 million euros in 2022, increasing 9.3% year-on-year in reported terms. This increase was attributable in part to the foreign exchange effects (+4.7 p.p.), impact of changes in the scope of consolidation (+0.6 p.p.), and the reported variation of companies in hyperinflationary countries (+0.3 p.p.). In organic terms, revenues increased by 3.7% year-on-year, mainly driven by revenue growth due to handset sales, the B2C (Business to Customer) specially postpaid and B2B (Business to Business) service revenue evolution, as well as higher fixed voice revenues, broadband and new services.

Mobile business revenues amounted to 6,003 million euros in 2022, increasing 10.3% year-on-year in reported terms. This increase was due to foreign exchange effects (+5.5 p.p.) and the reported variation of companies in hyperinflationary countries (+1.0 p.p.). In organic terms, mobile business revenues increased by 3.8% year-on-year, mainly driven by revenues growth in handset sales as a result of commercial activity recovery and higher postpaid revenues in B2C (Business to Customer). The performance by country was:

- In Argentina, mobile revenues amounted to 1,378 million euros in 2022, increasing 2,7% year-on-year in reported terms. Excluding the impact of foreign exchange effects (-43.9 p.p.), mobile revenues increased 46.5% mainly due to higher service revenues as a result of the increase in accesses and continued tariff upgrades.
- In Chile, mobile revenues amounted to 969 million euros in 2022, decreasing 3.3% year-on-year in reported terms. Excluding the impact of foreign exchange effects, which reduced growth by 2.2 percentage points, mobile revenues decreased by 1.1% year-on-year, mainly due to the lower handset revenues and prepaid mobile revenues, partially offset by higher postpaid revenues.
- In Peru, mobile revenues amounted to 923 million euros in 2022, increasing 21.3% year-on-year in reported terms, benefited from the foreign exchange effects which increased growth by 14.7 percentage points. Excluding this impact, mobile revenues increased by 6.7% year-on-year, mainly driven by higher service revenues, as a result of the higher postpaid client base, and the price increase carried out in 2022, and to a lesser extent due to higher handset revenues, as a result of the higher commercial activity.
- In Colombia, mobile revenues amounted to 891 million euros in 2022, increasing 11.8% year-on-year in reported terms. Excluding the impact of the foreign exchange effects (-0.7 p.p.), mobile revenues increased by 12.5% driven by the higher handset revenues, postpaid revenues and prepaid B2C (Business to Customer) revenues due to higher commercial activity and favourable churn evolution. The higher revenues were also impacted by higher interconnection and international roaming revenues.
- In Mexico, mobile revenues amounted to 1,172 million euros in 2022, increasing 16.1% year-on-year in reported terms. Excluding the impact of the foreign exchange effects (+13.8 p.p.), these revenues increased by 2.3% due to higher service revenues as a result of the good performance in postpaid B2C (Business to Customer) revenues and to a lesser extent due to higher handset revenues.

Fixed business revenues amounted to 3,138 million euros in 2022, increasing 7.9% year-on-year in reported terms. This growth was due to foreign exchange effects (+3.2 p.p.), the impact of changes in the scope of consolidation (+1.7 p.p.), partially offset by reported variation of companies in hyperinflationary countries (-0.9 p.p.). Excluding these impacts, these revenues increased by 3.9%, driven by higher broadband, new services, access and voice revenues in Colombia, Chile and Peru that more than offset the decrease in TV revenues in Peru.

The **total amount of supplies, personnel expenses and other expenses** (mainly external services and taxes) were 7,631 million euros in 2022, up 5.6% year-on-year in reported terms compared to 2021. This increase was mainly attributable to foreign exchange effects, the reported variation of companies in hyperinflationary countries and higher network costs. In organic terms, expenses increased by 5.2%.

- **Supplies** amounted to 3,384 million euros in 2022, up 18.5% year-on-year in reported terms compared to 2021. This increase was mainly attributable to foreign exchange effects (+5.1 p.p.). In organic terms, supplies increased by 13.5% due to direct costs associated to our network.
- **Personnel expenses** amounted to 1,201 million euros in 2022, up 2.3% year-on-year in reported terms compared to 2021. This increase was mainly attributable to the reported variation of companies in hyperinflationary countries (+3.6 p.p.) and foreign exchange effects (+2.7 p.p.), partially offset by the year-on-year decrease in restructuring costs in the region (-6.4 p.p.). In organic terms, personnel expenses increased by 2.8%, although below inflation due to operational efficiencies.
- **Other expenses** amounted to 3,046 million euros in 2022, down 4.7% year-on-year in reported terms compared to 2021. This decrease was mainly attributable to higher goodwill impairment in Peru in 2021 compared to the asset impairment in Argentina in 2022 (-9.9 p.p.). In organic terms, other expenses decreased by 2,1% due to efficiency projects.

OIBDA reached 1,958 million euros in 2022, increasing 14.0% year-on-year in reported terms (+2.7% in organic terms).

Depreciation and amortization amounted to 1.799 million euros in 2022, decreasing 3.9% year-on-year in reported terms mainly attributable to the transformation of the operational model in Telefónica Mexico (-3.5 p.p.), partially offset by the foreign exchange effects (+4.4 p.p.) and the reported variation of companies in hyperinflationary countries (+3.8 p.p.). In organic terms, depreciation and amortization decreased by 9.0% y-o-y due to lower depreciation and amortization base in Telefonica Mexico and to a lesser extent in Telefónica Chile.

Operating Income (OI) was 159 million euros in 2022 (compared to a loss of 155 million euros in 2021). This result is mainly explained by the lower depreciation and amortization base in Telefonica Mexico due to the transformation of the operational model, the recording of goodwill impairment in 2021 (relating to Telefónica del Perú) in a greater amount than the other assets impairment recorded in 2022 (relating to Telefónica Argentina), the higher restructuring costs in the region in 2021 than in 2022 and the reported variation of companies in hyperinflationary countries, partially offset by higher capital gains on sales of fiber optic assets in 2021 than in 2022. In organic terms, the year-on-year change was positively affected by higher revenues and lower depreciation and amortization.

Below is additional information by country:

- In Argentina, operating loss was 270 million euros in 2022 (operating loss of 116 million euros in 2021). The y-o-y evolution in the operating loss was impacted by the other assets impairment and the higher depreciation and amortization recorded in 2022, which more than offset the higher revenues.
- In Chile, operating income was 179 million euros in 2022, decreasing by 69.4% year-on-year in reported terms from 583 million of operating income in 2021, which was mainly due to the capital gain on the sales of fiber optic assets in 2021, despite the positive impact of the capital gain on the sale of the data center in 2022, higher revenues and lower amortizations.
- In Peru, operating income was 60 million euros in 2022 (compared to an operating loss of 56 million euros in 2021). This performance is mainly due to higher revenues and expenses efficiencies, offset in part by the increase in depreciation and amortization.
- In Colombia, operating income reached 261 million euros in 2022 (compared to 99 million euros in 2021), as a result of the higher revenues and non-commercial cost efficiencies and lower depreciation and amortization.
- In Mexico, operating loss was 176 million euros in 2022 (compared to an operating loss of 339 million euros in 2021). The better performance was due in part to the lower amortization base, due to the transformation of the operational model in Mexico.

2 Non-Financial Information Statement







Building a greener future

2.1. Responsibility with the environment

GRI 2-23, 3-3

KEY POINTS

 We are committed to minimising our environmental impact and being a decarbonised and circular company.

 All our operators have implemented externally-certified environmental management systems.

 We have verified 54% of our solutions as Eco Smart due to the efficiencies and environmental benefits they generate for our customers.

2.1.1. Vision

Companies play a key role in protecting the environment, both in terms of the impacts they can cause and the environmental risks and opportunities which affect and influence the value of companies.

Customers, investors and employees are significantly more environmentally conscious, which is reflected in their need to carry out their activities in a more sustainable way and to seek partnerships with companies that have incorporated these values into their strategy.

At Telefónica, we are striving to ensure our environmental impact is minimal and are committed to decoupling the growth of our business from our environmental footprint. Furthermore, we believe it is vital **to enhance the synergies between the digital, green and energy transition** in order to achieve a competitive, resilient and sustainable economy. This is why **digitalisation becomes a crucial tool in facing environmental challenges**: climate change, circular economy, water management and biodiversity.

This commitment is part of the Company's general strategy, for which the Board of Directors is ultimately responsible. Our performance in this area is regularly supervised by the Board's Sustainability and Quality Committee as well as by the Responsible Business Office, made up of the global areas that execute said strategy alongside the business units.

We have **global environmental and energy management policies** and take action at all levels of the organisation. The environment is a central issue throughout the Company, involving both operational and management areas as well as business and innovation areas. The emissions reduction targets are part of the variable remuneration of all the Company's employees, including the Executive Committee.

We are working towards a world where digitalisation becomes a key ally in the green transition.



2.1.2. Targets

Our major targets are to:

- Achieve net zero emissions by 2040, including our value chain. To this end, we set interim targets for 2030, such as reducing 80% of our Scope 1 and 2 CO_2 emissions compared to 2015 and reducing 56% our Scope 3 CO_2 emissions compared to 2016.
- Continue to use 100% renewable electricity in our main markets and also reach 100% globally by 2030.

- Be a zero-waste company by 2030, through eco-design, procurement with circular criteria, reuse and recycling.

2.1.3. Policies and management systems

GRI 3-3

The Environmental Management System (EMS) in accordance with **ISO 14001** is the model we have chosen to monitor the environmental impact of our activities. **All our operators have an externally-certified EMS**.

We have a series of global standards (in addition to our environmental, energy management and supply chain sustainability policies) that guide the Company in improving its environmental performance and that incorporate a life-cycle perspective. This allows us to integrate the environmental aspects of our value chain and involve our employees in environmental management.

Having in place certified EMSs allows us to ensure that we successfully control and comply with the environmental legislation applicable in each of our markets, with this **preventive model of compliance** being associated with the Company's overall compliance process. We were not subject to any significant environmental penalties in 2022.

We manage all our main environmental aspects, such as energy and waste, but also others such as noise, biodiversity and water, in order to reduce progressively our environmental impact.

We provide our employees with specific training on environmental management systems. During the last year, some 200 employees with duties related to Environmental Management Systems participated in a dedicated 4-hour training, with the aim of increasing their competence, training and awareness and contributing to the improvement of the organisation's environmental performance.

We maintain the Energy Management Systems certification (**ISO 50001**) for our operations in Spain and Germany, and in 2022 we extended it to other operations, such as Chile and Brazil (the last one with two certified operating centres, including the Eco Berrini headquarters).

2.1.4. Risks and opportunities

The Company's environmental and climate-related risks are controlled and coordinated under the Telefónica Group's global risk management model, based on the **precautionary principle.**

The main risk of our environmental aspects is related with the wide geographical spread of our infrastructure, which is controlled through environmental management based on standardised procedures, certified according to the ISO 14001 standard.

We analyse climate-related risks in accordance with the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD). These are specifically discussed in chapter 2.2. Energy and climate change.


For further information, see chapter 2.2. Energy and climate change.

In 2022, the Telefónica Group contracted, both locally and globally, several insurance programmes in order to mitigate the possible occurrence of any incident arising from the risks of environmental liability and/or natural disasters, so as to guarantee business continuity. We currently have fully comprehensive insurance and coverage for all risks, material damages and loss of profit, in order to cover any material losses, damage to assets and loss of income and/or customers, among other problems, as a consequence of natural events. We also have insurance to cover the environmental liabilities set out by applicable laws and regulations. Both policies consist of limits, sub-limits and hedges appropriate to the risks and exposures of Telefónica and its Group of companies.

However, **the opportunities arising from sound environmental management outweigh the risks**. By being proactive, establishing preventive measures and integrating environmental criteria in decision-making, we manage to increase the Company's sustainable financing, reduce our dependence on fossil fuels and reduce our CO_2 emissions in absolute terms, despite the increase in network traffic. We also manage to increase reuse and recycling rates, promote eco-design and purchasing based on circular criteria, and help to minimise the environmental footprint of our customers with our Eco Smart products and services.

2.1.5. Action plan and commitments

Our environmental strategy seeks to **minimise our impact on the planet** and **maximise the environmental benefits** generated by our digital products and services. The strategy is built around three levels.

Within our report we have broken down the three levels of the environmental strategy into four chapters.

- The **first level** is related to the **responsibility** we assume as a company that is committed to our environment, to ensure compliance with environmental legislation, to manage our risks and opportunities, to implement management systems, to set stringent environmental targets and to carry out proactive advocacy work on environmental issues. The first level of the strategy is detailed in chapter **2.1**. **Responsibility with the environment**.

- The **second level** concerns the Company's **decarbonisation and circularity**, thanks to the use of renewable energies, the implementation of energy efficiency projects, extending the lifespan of electronic equipment, reducing the consumption of resources and reintroducing our waste as raw materials in the value chain through recycling. The second level of the strategy is detailed in chapters **2.2.Energy and climate change** and **2.3. Circular economy**.



For further information, see chapter 2.2. Energy and climate change.



For further information, see chapter 2.3. Circular economy.

Lastly, the **third level** is linked to our *raison d'être*, the **digitalisation of our customers**, through services with a positive impact on the environment thanks to connectivity technologies such as IoT, cloud and big data. The third level is detailed in chapter **2.4. Digital solutions for the green transition.**



For further information, see chapter 2.4. Digital solutions for the green transition

In addition, as part of the integration of the environment into the Company's strategy, **we are progressively increasing the Company's sustainable financing.**



For further information, see chapter 1.7. Sustainable finance.

Environmental Strategy

We reduce our impact and provide solutions to major environmental challenges through digitalisation.

- Risks + Opportunities = + Efficiency + Income = + Resilience


Digitalisation
Eco Smart Services
Circular and decarbonised economy
Responsibility
Advocacy
Risk management
Value chain
Science based targets
ISO 14001
ISO 50001
AI
Ecodesign
Reuse/ Recycling
Connectivity
Adaptation to climate change
CO_2 emissions
Water
Renewable energy
Blockchain
IoT
Big data
Cloud

2.1.6. Responsible network and biodiversity

GRI 3-3

Aiming at providing top-quality service while promoting care for the environment, we successfully monitor environmental risks and impacts related to network management throughout its life cycle. In 2022, we invested around € 19 million towards this goal (similar to the investment in 2021).

We work to make our network the most eco-efficient and environmentally responsible, promoting the circular economy in all our assets. We have managed to keep electricity consumption stable, despite increased digitalisation, thanks to our energy efficiency and renewable energy plans. In addition, our circular economy strategy has enabled us to reuse 229,907 units of network equipment and to recycle 98% of our waste in 2022.

In order to minimise the impact of network deployment, we implement best practices, such as noise insulation measures when necessary and co-location of our facilities with other operators. This enables us to optimise land occupation and reduce visual impact, energy consumption and waste generation

RESPONSIBLE NETWORK LIFE CYCLE

PLANNING AND CONSTRUCTION	
Environmental licences and permits	1,199
Visual impact reduction measures	104
Base stations with renewable energy	485
OPERATION AND MAINTENANCE	
Energy efficiency and managements projects	128
Renewable electricity in own facilities (%)	82
GHG emissions (Scopes 1+2) (tCO_2e)	353,346
Energy consumption per traffic (MWh/PB)	49
DISMANTLING	
Network equipment reused (units)	229,907
Hazardous waste (t)	2,566
Total waste recycled (%)	98

Regarding **biodiversity**, the impact of our facilities is very limited. Nevertheless, we conduct environmental impact assessments and implement corrective measures when necessary, for instance in protected areas.

98% of our facilities are located in habitats with low or very low biodiversity value.



To analyse the impact of the Group's infrastructure on biodiversity in greater detail, a Geographic Information System was used to put together the area occupied by each type of infrastructure and the different layers of information about protected areas and species obtained from renowned international organisations, such as the International Union for Conservation of Nature (IUCN).

This allows us to determine the quality of habitats where any of the Company's infrastructure is located and to assess the potential impact on biodiversity. The main finding is that 98% of Telefónica's facilities are located in habitats with low or very low biodiversity value, such as urban areas, and we have no facilities located in habitats of major importance, which means that the organisation has a relatively insignificant direct impact on biodiversity.

Furthermore, aware of the importance of enhancing the urban biodiversity of our sites, the facilities of Telefónica District (headquarters in Spain) have participated in the European LIFE BooGI-BOP project, which aims to provide companies with solutions aimed at improving biodiversity in their business facilities. The analysis found the design and management of the site's green areas to be excellent and recommended some additional measures related to habitat enhancement or information for employees regarding the biodiversity improvement measures implemented.

In addition, in 2022, we joined the **World Economic Forum's 1t.org initiative**, which seeks to accelerate nature-based solutions and mobilise companies to conserve, restore and grow one trillion trees by 2030. Aligned with our target of achieving net zero emissions by 2040, as well as neutralising unabated Scope 1 and 2 emissions from our main operations by 2025, we have committed, under the 1t.org project, to grow and conserve 1.5 million trees between 2020 and 2030. This commitment will not only avoid and absorb 700,000 tonnes of CO_2 from the atmosphere in 10 years, but will also help to conserve forest ecosystems, reducing biodiversity loss.

2.1.7. Progress in 2022: Main indicators

GRI 301-3, 302-3, 303-5, 305-1, 305-2, 305-3, 305-4, 306-3, 306-4

The trend of our environmental performance is displayed in the following summary of indicators:

Telefónica's environmental performance, at a glance

	2021	2022	Trend
Management			
Certified activity according to ISO 14001 (%)	100	100	●
Energy			
Energy consumption (MWh)	6,106,625	6,106,255	▼
Renewable electricity in own facilities (%)	79.4	82.3	▲
Energy consumption per traffic (MWh/PB)	54	49	▼
Emissions			
Scope 1 GHG emissions (tCO_2e)	183,231	131,809	▼
Scope 2 GHG emissions - market based (tCO_2e)	353,506	221,537	▼
Scope 3 GHG emissions (tCO_2e)	2,072,159	1,930,051	▼
Emissions offsets (tCO_2e)	63,018	35,537	▼
Avoided emissions			
Emissions avoided by customers ($MtCO_2e$)[1]	8.7	81.7	▲
Water			
Water consumption (ML)	2,949	3,194	▲
Circular economy			
Waste generated (t)	64,059	52,906	▼
Non-hazardous waste (t)	60,791	50,340	▼
Hazardous waste (t)	3,268	2,566	▼
Waste recycled (%)	98	98	●
Equipment reused (t)	2,207	5,557	▲
Biodiversity			
Visual impact reduction measures (no.)	88	104	▲

MILESTONES

→ **We reduced our total GHG emissions (Scopes 1, 2 and 3) by 45% in just seven years.**

→ **Thanks to eco-efficiency measures, we recycled 98% of our waste.**

→ **We avoided 81.7 million tonnes of CO2 for our customers thanks to our products and services.**

[1] The increase in this indicator is due to the fact that in 2022 the scope of the indicator has been extended to include additional services. For further information, see chapter "2.4. Digital solutions for the green transition".

2.2. Energy and climate change

GRI 2-3, 2-23, 3-3

KEY POINTS

 Managing climate change is part of our business strategy, and we follow the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD).

 We are committed to achieving net-zero emissions by 2040 across the value chain (as validated by the SBTi's Net-Zero Standard). Our Climate Action Plan lays out the roadmap for achieving this target.

 We have reduced our Scope 1 + 2 carbon emissions by 80% and our Scope 3 emissions by 32%.

2.2.1. Vision

Intensive energy use in the current economic model is one of the main causes of climate change and most pressing challenges we are facing. In their latest report, the UN expert panel warned that **the world must cut emissions by 45% before 2030** and achieve net-zero emissions by 2050 on a global scale. Organisations like the World Economic Forum identify climate change as the major risk factor for the world's economy and the investment world is increasingly aware of the need to focus on sustainable investments.

Energy, mainly electricity, is a vital resource for the development of our business. Over 95% of it comes from providing our services through the telecommunications network. Therefore our vision is aligned with our strategy and stakeholder demands, incorporating energy management, mitigation, adaptation and the opportunities arising from climate change.

Digitalisation is a must for the green transition.

 

This is why we develop products and services that enable our customers and other sectors to move towards decarbonisation.



For further information, see chapter 2.4. Digital solutions for the green transition.

We are working to continue leading in this area and forming part of the CDP Climate Change A List, in which we have been included for the past nine years in a row.



For further information on the Task Force on Climate-related Financial Disclosures (TCFD), see chapter 2.21.8. Appendix.

2.2.2. Targets

Our targets, validated by the Science Based Targets initiative (SBTi) under the new Net-Zero Standard, aim to reduce emissions consistent with the 1.5°C scenario across our entire operation, including the value chain:

- Achieving **net-zero emissions by 2040** globally, including the value chain.
- Reducing **80%** of Scope 1 and 2 CO_2 emissions globally by **2030** and **90%** in our main markets by 2025, from a 2015 base year.
- Reducing **56%** of CO_2 emissions in our **value chain** (Scope 3) by 2030, from a 2016 base year.
- Reducing **90%** of total CO_2 emissions (Scope 1, 2 and 3) by 2040, compared to the base year, and **neutralising unabated emissions** to reach net zero.

- Continuing to use 100% **renewable electricity** in Europe, Brazil, Chile and Peru, promoting its development through long-term power procurement agreements (PPAs) and more self-generation (Hispanoamerica 100% renewable in 2030).
- Improving energy consumption per unit of traffic (MWh/PB) by 90% in 2025 compared to 2015.

Telefónica's climate targets are validated by the SBTi and include Scopes 1, 2 and 3.

The road to net-zero


6000
5000
4000
3000
2000
1000
0
- 1,000
2015
2020
2022
2025
2030
2035
2040
Short-term targets
Medium-term targets
Long-term targets
Net-zero emissions
Emissions from operations (S1 + S2)
Emissions from entire value chain (S3)
Projected emission reductions
Emissions offsetts
Carbon neutralisation
Net emissions

Energy and climate change targets

Beyond the Paris Agreement



Net-zero emissions **2040: Entire value chain** (Scopes 1, 2 and 3)


Renewable energy
100 %
Renewables in Europe, Brazil, Chile and Peru
Globally in 2030
Energy efficiency
-90 %
MWh/PB 2025
Energy consumption per traffic unit
Emissions reduction
80 %
2030
Scope 1 and 2
-90% in main markets by 2025
Value chain
-56 %
2030
Scope 3
Neutralisation
100 %
2040
Unabated emissions
Main markets by 2025 (sc1+2)

- Guarantee of origin certificates.
- Long-term power purchase agreements (PPAs).
- Self-generation.

- Network transformation and legacy shutdown.
- Power-saving features (PSF).
- Modernisation of air conditioning and power equipment.
- Lighting.

- Incorporating an internal carbon pricing in our purchases.
- Leakage control and new refrigerant gases.
- Reduction in the use of fossil fuels.

- Supplier emissions reduction programme.
- Efficiency in customer devices.

- Nature-based projects.
- With social and biodiversity benefits.
- Certified by recognised international standards.

2.2.3. Governance

GRI 2-12

The climate change and energy strategy is part of the Responsible Business Plan, headed by the Board of Directors. The Board of Directors' Sustainability and Quality Committee, which meets monthly, oversees the strategy implementation, reviews the risks and monitors its targets.

Our **Global Energy and Climate Change Office** has been operational since 2007. Comprising such areas as Operations, Environment and Procurement, it is responsible for implementing the strategy. Furthermore, the Global Energy Centre, created in 2015, deals with accelerating the fulfilment of the targets and, alongside local officers, promotes energy efficiency and renewable energy projects in each country.

At our Global Workshop on Energy and Climate Change, which we have been holding annually since 2010, we discuss our progress and new opportunities with over 30 suppliers.

In addition, a percentage of the variable remuneration of all our employees, including the Executive Committee, is linked to fulfilment of the annual and multi-annual CO_2 emission reduction and neutralisation targets.



For further information, see chapter 5.1. Annual Report on Remuneration.

Reducing CO_2 emissions has been part of the variable remuneration of all employees, including the Executive Committee, since 2019.



2.2.4. Policies

We have a number of internal regulations designed to align the organisation with our energy and climate change targets:

- Environmental Policy.
- Energy Management Policy.
- Supply Chain Sustainability Policy.

2.2.5. Risks and opportunities

GRI 201-2

Climate change is one of the basic risks inside the Telefónica's Risk Management Model.



For further information, see chapter 3.1. Risk management framework.

We analyse climate-related risks in accordance with the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD), covering both physical risks and transition-related risks in the **medium and long term.** To assess the physical risks, we use projections of climate variables for two different CO_2 concentration scenarios (RCP, Representative Concentration Pathway).

In the RCP 2.6 scenario (aligned with the Paris Agreement), the risks relate mainly to transitioning to a decarbonised economy (regulatory, technological, market and reputational risks), for example, due to tightening of measures to limit GHG emissions. This transition would also mean considerable **opportunities** associated with cost reductions due to energy efficiency and renewable energy and to business growth in digital solutions designed to help our customers decarbonise their activities.



For further information, see chapter 2.4. Digital solutions for the green transition.

In contrast, in the RCP8.5 scenario ("business as usual"), the major risks are physical risks associated with changes to specific climate variables, whether these be temporary (increase in extreme weather events) or chronic (increase in temperature, variation in rainfall). The risk associated with the **increase in temperature** would entail a great financial impact, as it could increase electricity consumption for cooling our network equipment. In addition, this could be aggravated by a possible increase in the cost of electricity, mainly in countries which are highly reliant on hydropower, in the event of episodes of drought.

Furthermore, transition scenarios, which provide necessary parameters to test the impact of transition to a low-carbon economy, also provide key information to help us understand how the future might unfold given a temperature increase limited to 1.5 °C. For this assessment, we use the International Energy Agency's **NZE 2050** scenario, which describes the efforts needed to reduce GHGs and reach net-zero emissions globally by 2050.

In order to ensure the resilience of our assets, we have drawn up an **Adaptation Plan**, the main pillars of which are business continuity, energy efficiency and renewable energy plans, which help us to reduce exposure to physical risks and adapt to the consequences of climate change.

Climate change risks

Transition				Physical	
Regulatory	**Technological**	**Market**	**Reputational**	**Chronic**	**Acute**
Price increases for certain products and services due to direct or indirect CO_2 taxes or charges (energy, transport, etc.).	Need for early decommissioning of HVAC assets or energy assets due to transition to low-emission energy.	Increased energy OpEx, e.g. in countries with high reliance on hydro generation or due to higher CO_2 prices.	Greater demands in this area from key stakeholders (investors, analysts, customers, etc.). Rising carbon offset costs.	Increased electricity consumption for cooling associated with rising global temperatures. Possible increase in electricity prices during periods of drought.	A higher occurrence of extreme weather events (mainly floods) would increase the business continuity risk and the cost of replacing damaged assets.

Climate change opportunities



Resource efficiency	Eco Smart products and services	Energy source	Resilience	New financing sources
We optimise the costs of our networks and operations through our Energy Efficiency Plan.	Our connectivity and digitalisation solutions are key to decarbonising other sectors and will allow us to access new business opportunities.	Our Renewable Energy Plan allows us to reduce carbon emissions and lower the cost of energy for our network, thanks to self-generation and long-term power purchase agreements (PPAs).	Our adaptive strategy allows us to incorporate risks and opportunities into the Company's strategy, influencing our investment, modernisation and network deployment decisions.	Access to new sustainable financing sources, which are more competitive than traditional financing.

Assessing climate scenarios has allowed us to identify the most material risks and opportunities for our business in terms of impact, which we outline below.

Financial impact of climate change risks

Category	Nature	Risk	Description	Financial impact	Risk management and mitigation
Physical	Chronic	Temperature increase	Rising average temperatures could increase Telefónica's operating costs, mainly due to increased cooling requirements for network equipment.	Increase in operational costs. *Long term* *Low impact*	To manage this risk, we have several lines of action to reduce the electricity consumption related to cooling. We support a variety of energy efficiency projects, both to reduce air conditioning consumption (e.g. free cooling, liquid cooling, modernisation of equipment, etc.) and regarding the network equipment itself, including technical specifications for the network equipment so that it can operate at higher temperatures.
Physical	Acute	Extreme weather events	Increased severity and frequency of extreme weather events, such as heavy precipitation (rain, hail, snow/ice), forest fires and floods.	Increased operational costs due to the replacement of damaged assets. Decrease in revenues due to service unavailability *Long term* *Low impact*	To manage this risk, we have the Global Business Continuity System included in our Adaptation Plan to manage risks proactively, ensuring the utmost resilience of our operations in the event of any possible interruption. These include: a) Business Continuity Plans in each country that set out how to restore essential functions that have been interrupted. b) A global Crisis Management System to manage high-impact threats. There is also a Global Crisis Committee, which includes specialists for each type of incident. In addition, the Company's insurance model takes into account the possible impact on assets due to the occurrence of extreme weather events.
Transition	Market	Electricity price increases	The telecommunications sector is not fossil-fuel intensive, but is highly dependent on electricity consumption for its networks. For this reason, an increase in electricity prices due to a new regulation in the electricity generation sector or a shortage of hydro generation due to a drought may impact our energy OpEx.	Increase in operational costs. *Medium term* *Medium impact*	To manage this risk and reduce our exposure to rising energy prices, we have implemented two main plans: a) An Energy Efficiency Plan, which allows us to consume less electricity; and b) A Renewable Energy Plan, which reduces our operating costs and makes us less dependent on fluctuations in electricity prices through long-term power purchase agreements (PPAs).

Financial impact of climate change opportunities

Type	Opportunity description	Financial impact	Opportunity management
Products and Services	Telefónica has identified opportunities in a low-carbon economy to grow the business by selling products that reduce the carbon emissions of our customers and other sectors. In this regard, digitalisation will be essential in tackling the transition to a low-carbon economy.	Increased revenues as a result of higher demand for products and services that contribute to the decarbonisation of the economy. *Medium term* *High impact*	We see the future potential of technology as an opportunity, with digitalisation being essential to tackle environmental challenges, which is why we are a founding member of the European Green Digital Coalition. Telefónica is developing new digital services based on broadband connectivity, Internet of Things (IoT), the cloud and big data, which have the potential to optimise our customers' resource consumption and reduce their impact on the environment. The Telefónica Tech business unit drives the growth of digital services involving IoT/big data and the cloud to achieve a larger scale and integrate leading digital solutions that help our B2B customers move towards a more digital and sustainable world.
Resource efficiency	Since the electricity consumption of our network is high, Telefónica sees a major opportunity associated with cost reductions arising from an appropriate energy management. By being more efficient in the use of this resource, the operating costs of our networks will be reduced.	Reduction in operational costs. *Medium term* *High impact*	Through the Energy Efficiency Plan, we aim to decouple the growth of our business from energy consumption, which is why it is integrated into our overall climate change strategy. This plan gives us an important competitive advantage in our sector, as it increases the efficiency and resilience of our networks. Since 2010, we have implemented over 1,500 energy efficiency projects that have enabled us to achieve considerable energy savings and therefore cost reductions. We have managed to keep our energy consumption stable since 2015, despite the exponential growth in traffic passing through our networks.
Transition to renewable energy (PPAs)	Telefónica has identified a major opportunity associated with the use of renewable energy sources. This opportunity provides us with an important competitive advantage, as it reduces our exposure to energy price volatility and delivers significant energy OpEx savings.	Reduction in operational costs. *Medium term* *Medium impact*	One of our strategic targets in terms of climate change is to commit to renewable energies as a sustainable source for our business, ensuring that 100% of our electricity consumption comes from renewable sources by 2030. The Renewable Energy Plan includes all types of solutions: self-generation, purchase of renewable energy with guarantees of origin, distributed generation and long-term PPAs. The plan allows us not only to reduce our exposure to market variations, but has enabled us to achieve considerable savings in electricity costs as a result of long-term PPAs and distributed generation.

Type	Opportunity description	Financial impact	Opportunity management
Sources of sustainable finance	Access to new and more competitive sources of sustainable finance, such as green bonds, which offer interest rate savings compared to traditional financing.	Reduction of financing costs. Broadening the investor base and investor type. *Medium term* *Medium impact*	Telefónica uses green bonds and green and sustainable hybrid instruments to finance projects with a positive environmental impact as defined in its sustainable financing framework, for example improving energy efficiency by transforming the copper network to fibre optics (85% more efficient). Telefónica is one of the largest issuers of sustainable bonds in its sector, both in terms of volume, number and range of issuances (senior green bonds and hybrid green or sustainable instruments). In addition, Telefónica uses other sustainable bank financing instruments, such as loans and credit facilities linked to sustainability targets, which allow it to make progress towards achieving corporate targets linked to emissions reductions.

2.2.6. Action plan and commitments

GRI 305-5

The energy and climate change strategy is integrated into the Company's management and focuses on building a greener future. We are committed to reducing our own carbon footprint in order to have a network with net-zero emissions through which we deliver Eco Smart solutions to reduce our customers' emissions.

Our journey to **net zero** means reducing our own emissions (Scope 1 and 2) and those of our value chain (Scope 3), in addition to neutralising unabated emissions. We have developed a **Climate Action Plan** with specific actions aligned with the most ambitious scientific climate recommendations to achieve our targets.

> Reducing our own emissions

At Telefónica, **keeping our energy consumption stable** is a priority, despite the considerable rise in digitalisation of society and therefore the data traffic circulating through our networks. Therefore, our **Energy Efficiency Plan** encompasses initiatives such as modernising our network by replacing copper with fibre optics (85% more efficient); the renovation of power plants and HVAC equipment; free cooling for lowering the air temperature by using naturally cool air instead of mechanical refrigeration; immersion liquid cooling; shutdown of HVAC equipment; shutdown of legacy networks; the implementation of Power Saving Features (PSFs) and AI/ML platforms at off-peak hours without affecting the performance of the access network. Also fuel consumption is reduced through hybrid stations with solar photovoltaic energy and delaying the ignition of generators using deep-cycle lithium batteries.

To achieve the decarbonisation of the Company, not only do we need maximum efficiency in energy usage, but we also need the energy to come from renewable sources.

Our **Renewable Energy Plan** includes all types of solutions - self-generation, the purchase of renewable energy with a guarantee of origin and long-term Power Purchase Agreements (PPAs) - and prioritises non-conventional renewable energy sources. Our goal is to go further than just having 100% of renewable energy in our main markets. We want to contribute to increasing the renewable energy mix through self-generation or by facilitating the construction of new parks through our medium and long-term consumption commitments (under PPA models).

In addition, introducing an **internal carbon pricing** helps us make better investment and equipment procurement decisions. When procuring energy-consumption-intensive equipment, we take into account the Total Cost of Ownership (TCO). This enables us to bear in mind not just the purchase price, but also the price of the energy consumed and the emissions generated during its useful life, and thereby to select more efficient equipment.

The Climate Action Plan, available on our website, is our roadmap to reach net-zero emissions by 2040.

> Reducing emissions in the value chain

The emissions of our value chain (Scope 3) are the largest in our entire carbon footprint.

Of the total Scope 3 emissions, more than two thirds come from our **supply chain** (categories of "purchased goods and services" and "capital goods" as defined in the Corporate Value Chain Accounting & Reporting Standard of GHG Protocol), and from the **use of sold products** by our customers.

In order to reduce our value chain emissions, cooperating with our main suppliers and the rest of the sector is paramount, as we share the same challenges.

Regarding this, we have been running a **programme with our most intensive suppliers** in terms of emissions for several years. We analyse their climate maturity and support them in their decarbonisation process, through training sessions and by asking them to make specific commitments.

In addition, we work closely with other operators in working groups of JAC (Joint Audit Cooperation) and the GSMA on methodological issues and specific actions to encourage emission reductions in our common value chain. We also participate in multi-sectoral initiatives such as 1.5°C Supply Chain Leaders and the SME Climate Hub to also reach out to small and medium-sized enterprises.

The other major Scope 3 category that is important for our emissions is the one related to the **use of sold products**. Promoting eco-design and reuse of routers or mobile phones, for example, helps us to reduce the emissions from such electronic devices during their lifetime. We also offer to our costumers sustainable purchasing criteria, like the Eco Rating label, which rates the **sustainability of mobile phones,** thereby encouraging manufacturers to improve them.



For further information, see chapter 2.3. Circular economy.

We collaborate in sectoral initiatives to reduce our supply chain emissions.

  

> Neutralising the remaining emissions

We will neutralise our unabated emissions (10% in 2040), by permanently removing or **sequestering an equivalent amount of CO_2** from the atmosphere, through the purchase of carbon credits or by developing our own projects, which must meet the following criteria:

- **Carbon sequestration** initiatives, preferably **nature-based**, such as reforestation, afforestation or ecosystem restoration, using native plant species.
- Demonstration of **additionality** and **long-term impact**.
- Projects with environmental and social co-benefits, contributing as much as possible to the achievement of the SDGs.
- Projects certified to nationally/internationally-recognised standards and verified by an accredited third party.
- Preferably located in areas where Telefónica is present.

In addition, in the **near and medium term**, and always on a temporary basis (before 2025 for Scope 1 and 2 emissions from main markets and before 2040 for Scope 3 emissions and those from Hispanoamerica), we will also invest in carbon credits to reduce emissions from deforestation and degradation, with the aim of contributing to halt deforestation in certain regions where Telefónica has operations.

In countries with high deforestation rates, projects that yield high-quality emission-reduction credits support the conservation of existing carbon stocks and provide incentives to support indigenous peoples and local communities.

In major markets, we will neutralise 100% of our own emissions (Scopes 1+2) by 2025.

2.2.7. Progress in 2022

GRI 302-1, 302-2, 302-3, 302-4, 305-1, 305-2, 305-3, 305-4, 305-5

> Energy consumption performance

In 2022, we implemented 128 energy efficiency and management initiatives in our networks and offices, achieving savings of 408 GWh. Our total energy consumption was 6,106 GWh (21,982,519 GJ), 95% of which was electricity, while 5% was fuel. Our energy consumption per traffic unit rate improved by 87% compared to 2015 and we saved €176 million through the implementation of energy efficiency and management projects.

Total energy consumption


30.9%
29.3%
0.4%
0.3%
13.1%
26.0%
GROUP
6,106
GWh
Spain
Telxius
Brazil
Germany
Telefónica TECH
Hispam

Thanks to the implementation of energy efficiency projects, we have managed to reduce power consumption by 7.2% since 2015, even though data traffic through our networks has increased 7.4 times over.

During 2022, we launched the Sustainable Platform Design project, part of the company's Autonomous Network Journey programme, to develop the network for the coming years. It will be a Telco Cloud network, with edge computing and sustainable by design, i.e. energy efficient and low carbon, so as to address traffic growth while respecting the environment. We prioritised the roll out of more efficient fibre and 5G and the shutdown of legacy elements to foster the circular economy.

As part of our energy efficiency projects, we promoted network transformation initiatives, which are responsible for 78% of our energy savings. We also continue to **shut down** legacy infrastructure, such as 2G and 3G networks, as well as copper networks. In Spain, in line with the 2024 copper closure plan, 788 plants were closed in 2022 (2,236 since 2014) and in Hispanoamerica progress was made with multi-layer and 2G shutdowns.

We improved the **design** of mobile sites thanks to the Smart Site model, which includes equipment modernisation, use of free cooling, more efficient rectifiers, bluetooth locking and renewable energy, among other best practices. Germany is a good example of this, where we continued to work on the NSD (New Site Design) project. Moreover, in 2022, we installed rectifiers with 98% efficiency, thanks to the TCO assessment (compared to 96% rectifiers), which represents a saving of 2% per year and an ROI in under three years.

In Spain, we awarded contracts to modernise 40 power plants under the Energy Savings as a Service (ESaaS) model, which will allow us to improve the infrastructure of these buildings and at the same time save energy, all with investment from a third party.

With regard to efficient management of network capacity, we increased the use of power saving features (PSFs) during periods of low traffic and we used artificial intelligence (AI) tools, machine learning and **automatic traffic prediction**. In 2022, we implemented 17 new PSF functionalities in our 4G and 5G networks, enabling us to reduce energy consumption in off-peak hours by up to 30%, without compromising on quality.

We also completed the **immersion liquid cooling** project at the Bellas Vistas power plant in Madrid (Spain). This pilot delivered savings of up to 75% in non-IT energy consumption and eliminated refrigerant gas use while maintaining traditional (Tier III) reliability levels. This type of solution uses an electrically non-conductive, non-toxic and biodegradable liquid. This technology, which enables high-capacity servers to be cooled by immersion (much more efficiently than by air), will help us support the growing demand for data in edge computing and 5G.

Lastly, we continued to improve the methodologies for obtaining fuel consumption data from operations and recharging of refrigerant gases. In Brazil, we digitalised the management process, increasing the reliability of data through continuous monitoring, which enabled us to reduce refrigerant gas recharges by 53%. This also makes it possible to implement new projects to reduce Scope 1 emissions.

With the aim of reducing emissions derived from the use of fossil fuels, we have implemented various solutions in the field of heating. These encompass, among other things, the replacement of diesel by natural gas or propane in boilers; the implementation of solar or hybrid solutions in sites with no connection to the electricity grid; and the implementation of logic to delay the running of emergency generators at sites with frequent interruptions to the electricity supply. This is achieved by using high cycle batteries (lithium), thereby reducing the need to run generators and saving fuel.

Progress in energy and traffic 2015-2022


Energy
Traffic
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
7.4 x
-7.2 %
2015 2016 2017 2018 2019 2020 2021 2022
Power Consumption (GWh)
Traffic (PB)

> Renewable energy

In 2022, 82% of our total electricity consumption in our own facilities came from renewable sources.

We continued the ambitious **distributed generation** (DG) project in Brazil, which allowed for the installation of 48 new renewable energy plants in 2022, out of a total of 85 planned. These plants will generate over 700 GWh per year for our operations, thereby reducing dependence on renewable energy certificates or iRECs.

In addition, we increased the procurement of renewable energy through new long-term renewable power purchase agreements (PPAs). In Germany we signed two PPA agreements. The first one for the period of 2025-2035, which will cover 54% of the total consumption of our operations, equivalent to 350 GWh per year, and a second one for the period of 2025-2040, which will cover around 33% of the consumption, equivalent to 200 GWh per year.

In Spain, the four **long-term renewable power purchase agreements (PPAs)** signed for the period 2022-2031 came into operation in 2022. They account for 30% of total consumption, equivalent to 482 GWh per year for 10 years. In addition to these new agreements we have to consider also the one signed in 2020, enabling us to achieve a total of 582 GWh of renewable electricity coming from PPAs in our operations in Spain, covering 50% of the consumption of technical buildings.

In addition, thanks to the extension of **guarantee of origin programmes**, countries such as Argentina and Ecuador certified 7% and 30%, respectively, of their electricity consumption in their own facilities as renewable for the first time, while Colombia managed to increase it to 87%. We should mention that in 2022 Chile achieved 100% of renewable electricity, joining Europe, Brazil and Peru, operations where electricity consumption at our own facilities is 100% renewable.

Regarding the electricity we use at non-Company facilities, our operations in Germany, Spain, Brazil, Peru and Chile also certified 100% of electricity consumption at third-party sites as being renewable, enabling us to reach a figure of 61% globally.

In Europe, Brazil, Peru and Chile, 100% of the electricity we consume at our own facilities comes from renewable sources (82% at global level). Our goal, as part of the RE100 initiative, is for the electricity we consume in all our operations to come entirely from renewable sources by 2030.

With regard to **self-generation of electricity**, we have 485 systems installed (both in fixed network buildings and in mobile network base stations) that allow us, firstly, to improve renewable electricity consumption and, secondly, to avoid the use of fossil fuel generators in isolated (off-grid) base stations, reducing consumption by between 70% and 100%. A good example of this is the installation of 23 hybrid self-generation systems in Chile, which is estimated to save around 60,000 litres of fuel per year.

In addition, in order to accelerate the implementation of renewable self-generation systems, we have signed several agreements in which we provide roof space for the installation of solar panels by a third party, so that the electricity generated is self-consumed on-site at a lower price than the commercial tariff (on-site PPA). We signed these agreements both in Spain for four major buildings and in Colombia, where 12 of these systems will generate approximately 1.4 GWh per year under this scheme.

Thus, our **Renewable Energy Plan** is focused on continuing to sign long-term Power Purchase Agreements (PPAs) and on increasing self-generation, in order to progressively reduce the purchase of renewable certificates and increase savings in electricity OpEx.

Renewable energy roadmap


6000
0
Consumption (GWh)
2015
2018
2021
2024
2027
2030
Non-renewables
Renewable energy certificates
Power Purchase Agreements (PPA)
Self-generation

Savings from energy efficiency projects


€45.6 M
Network Transformation
€110.4 M
Energy market
€176.2 M
Savings from projects
€7.1 M
Power Saving Features (PSF)
€13.1 M
Others*

*Other: includes projects such as lighting, correcting the output factor, renewable self-generation, reduction in fuel use, cooling, power, and tax exemptions and benefits.

	Unit	2015	2020	2021	2022	2015/2022 Performance
Total energy consumption	MWh	6,577,766	6,269,962	6,106,625	6,106,255	-7.2%
Electricity consumption + self-generation[1]	MWh	6,186,885	5,966,242	5,815,665	5,824,828	-5.9%
Fuel and district heating[2]	MWh	390,882	303,720	290,961	281,427	-28.0%
Electricity from renewable sources in own facilities	Percentage	17	79	79	82	382.4%
Total annual traffic managed	Petabyte	17,054	86,591	113,547	125,790	637.6%

> Progress in emissions

We calculate and verify through an external party our carbon footprint based on the international **GHG Protocol** Corporate Accounting and Reporting Standard, developed by the World Resources Institute (WRI) and the World Business Council for Sustainable Development (WBCSD).

In 2022, our **Scope 1** emissions fell by 54% compared to 2015, resulting in 154 ktCO_2e fewer in seven years. In **Scope 2** emissions, the reduction was 85% versus 2015, which is 1,303 ktCO_2e fewer over the same period. Combined, our Scope 1 and 2 emissions fell by 80%, which is a reduction in emissions to the atmosphere of 1,458 ktCO_2e. We have thus reached the 2030 target 8 years ahead of schedule.

Furthermore, our energy efficiency and renewable electricity purchase initiatives saved us 118 and 845 ktCO_2e, respectively.

GHG emissions by scope


5.8%
84.5%
9.7%
2.3
Million tonnes of CO2e
Scope 1
Scope 2 (market)
Scope 3

[1] Includes total electricity consumption from renewable sources, which in 2022 amounted to 4,534,310 MWh, of which 3,800,334 MWh are used in our own facilities.
[2] Includes biofuel consumption, which in 2022 amounted to 56,639 MWh.

Scope 1 and 2 emissions


6.5%
Fuel in fleet
9.2%
Fuel in operations
21.7%
Leakage of refrigerant gases
62.6%
Electricity
353,346
tCO2e
(Scope 1 and 2)
Scope 1:
Direct emissions
Scope 2:
Indirect emissions

In 2022, without our Renewable Energy Plan, Telefónica's emissions would have been 3.4 times greater.

GHG emissions

	Unit	2015	2016	2020	2021	2022	Performance, base year/2022
Scope 1[3]	tCO_2e	286,201	281,517	207,872	183,231	131,809	-54%
Scope 2 (market-based method)	tCO_2e	1,524,954	1,047,751	467,587	353,506	221,537	-85%
Scope 2 (location-based method)	tCO_2e	1,869,500	1,712,202	1,261,306	1,212,173	1,002,189	-46%
Scope 1 + 2 (market)	tCO_2e	1,811,155	1,329,268	675,459	536,737	353,346	-80%
Emissions offset[4]	tCO_2e			78,101	63,018	35,537	N/A
Scope 3[5]	tCO_2e		2,855,544	2,146,226	2,072,159	1,930,051	-32%
Biogenic emissions	tCO_2e			9,695	9,020	13,873	N/A
Emissions avoided due to renewable energy consumption	tCO_2e	392,489	752,264	782,868	902,019	845,456	115%
Emission intensity (Scope 1 + 2/revenue €M)	tCO2e / €M	33	29.4	18.6	14.6	8.8	-73%

Emissions by company

EMISSIONS (tCO_2e)	T. GERMANY	T. BRAZIL	T. SPAIN	T. ARGENTINA	T. CHILE	T. COLOMBIA	T. ECUADOR	T. MEXICO	T. PERU	T. URUGUAY	T. VENEZUELA	Telxius	Other companies[6]
Scope 1 + 2 (market)	5,781	32,190	20,679	148,842	9,736	17,886	7,202	53,335	3,621	2,870	38,097	5,211	7,896
Scope 1	5,520	32,190	20,679	26,995	9,736	11,040	1,134	5,408	3,621	408	10,817	1,289	2,972
Scope 2 (market)	261	0	0	121,847	0	6,846	6,069	47,927	0	2,462	27,281	3,922	4,922

[3] Scope 1 emissions by gas type: CO_2: 54,494tCO_2e; CH_4: 230 tCO_2e; N_2O: 248 tCO_2e; HCFCs: 76,837 tCO_2e.
[4] Emissions offset by purchase of carbon credits in certified projects.
[5] Scope 3 emissions include the emissions from relevant categories: Cat. 1 (1,012,294 tCO_2e), Cat. 2 (225,991 tCO_2e), Cat. 3 (120,194 tCO_2e), Cat. 6 (21,149 tCO_2e) and Cat. 11 (550,423 tCO_2e).
[6] Other companies consolidates emissions for the following companies: Telefónica GIES, ACENS, Media Networks Latin America Perú, Telefónica Tech UK

Scope 3 Emissions


tCO2e
2,855,544
-32.4%
2,146,226
2,072,159
1,930,051
2016
2020
2021
2022
28.5%
551 ktCO2e
1.1%
21 ktCO2e
6.2%
120 ktCO2e
11.8%
226 ktCO2e
52.4%
1.012 ktCO2e
Purchased goods and services
Capital goods
Fuel-and energy-related activities
Business travel
Use of sold products

Scope 3 emissions are 85% of the total emissions generated by Telefónica. Of these emissions, 52% come from the purchases to our supply chain. ("Category 1. Purchased goods and services") and 29% from the use of products we sell to our customers ("Category 11. Use of sold products").

Other relevant categories include "Category 2. Capital goods" and "Category 3. Fuel- and energy-related activities", which account for over 18% of total value chain emissions. In addition, we calculate and report other emissions that we consider strategic to our business such as "Category 15. Investments", which in 2022 resulted in the emission of 43,982 tCO_2e). This category includes emissions from Virgin Media O2, the joint venture created in the UK in 2021.

In 2022, our Scope 3 emissions fell by 32% compared to 2016 (base year), which represents 925 $ktCO_2$ fewer in seven years.

Emissions in the supply chain

To accelerate the decarbonisation process of our **supply chain**, in 2022 we added a new climate change requirement in the procurement process, requiring our key suppliers (which account for 90% of our supply chain emissions) to establish in the short term a decarbonisation plan for their activity, aligned with the Science-Based Targets (SBTi) initiative.

We continued our **Supplier Engagement Programme** and invited our most emissions-significant suppliers to join the **CDP Supply Chain programme**. In 2022, a total of 218 suppliers were involved, accounting for 97% of our supply chain emissions. The information reported enables us to understand their degree of maturity in handling their carbon footprints and identify potential areas for collaboration.

On the other hand, we continue to support initiatives such as the **1.5°C Supply Chain Leaders**, which advocates for the reduction of emissions by small and medium-sized enterprises (SME), and the **SME Climate Hub**, which promotes decarbonisation amongst SMEs, and invites them to sign the 'SME Climate Commitment' as well as supporting them with specialised tools, knowledge and best practice for implementing a robust climate strategy. In 2022, these two initiatives launched a pilot programme focused on SMEs where eleven of our suppliers were invited. Furthermore, we are also partnering with the **We Mean Business** association at the local level to implement the Hub in Spain.

We are also part of the **GSMA** working group which, in collaboration with the **GeSI** (Global Enabling Sustainability Initiative) and the **ITU** (International Telecommunication Union), is helping to draft a specific Scope 3 guidance for telecom operators. The Guide is intended to help telecommunications operators to harmonize the methods for calculating Scope 3 emissions, to increase reporting coverage and to encourage greater transparency in the reporting of these emissions.

We are working with other companies in the sector to address the challenge of decarbonising our supply chain.



In 2022, we continued to lead the climate change working group within the **Joint Alliance for CSR (JAC)** initiative to boost the decarbonisation of the sector. Over the course of the year, the climate supplier management of all JAC members was assessed to define and implement common emission reduction actions in the sector's supply chain (members account for over 60% of the industry's revenues).



For more information, see chapter 2.20. Responsible supply chain management

We also worked on reducing **emissions associated with the use of customer premises equipment**, mainly linked to electricity consumption by routers and set-top boxes, thanks to **increasingly energy-efficient** equipment.

In 2022, we updated the corporate instruction on low carbon procurement, which considers the **internal carbon pricing** to guide purchasing decisions towards energy-efficient equipment with a lower carbon footprint. To reinforce internal awareness, five training sessions were held for over 500 employees from operations, procurement and sustainability.

We are part of the A List of the CDP Climate Change Index for the ninth year in a row.


CDP
DISCLOSURE INSIGHT ACTION
A LIST
2022
CLIMATE

> Neutralising the unabated emissions

We have been offsetting the impact of our emissions for several years through nature-based projects that generate high quality carbon credits. In 2022 we closed a global purchase agreement of carbon credits to ensure its availability until 2026 for Spain, Brazil and Germany.

In Spain, we continued the **Telefónica Forest** project, which is helping to restore an abandoned area for forestry use, thereby boosting the local economy, involving rural communities and fostering employment for young people and disadvantaged people. Furthermore, in 2022, under the global carbon credit agreement our Spanish operation acquired carbon credits from a project that protects forests in one of the regions with the highest deforestation rates in the Amazon biome. Thanks to these two projects, it offset 5% of its operational emissions (Scope 1 + 2).

Meanwhile, in Brazil **we continued to offset 100%** of Scope 1 + 2 emissions through the purchase of carbon credits. The projects that generate these credits are backed by recognised certificates and support local projects both for conserving ecosystems that contribute to halt deforestation and for reforesting the Amazon rainforest with native species.

Lastly, in **Germany, we neutralised 40%** of our operational emissions, as well as those from business travel, through a reforestation project in Colombia that promotes the sustainable management of forest resources to encourage natural regeneration.

2022 Performance - Global

KPI	Unit	Target	Base year value	2022 value	Performance
Energy consumption per traffic unit	MWh per Pb	-90% (by 2025)	386	49	-87%
GHG emissions. Scope 1 + 2 (market)	tCO_2e	-80% (by 2025)	1,811,155	353,346	-80%
GHG emissions. Scope 3	tCO_2e	-39% (by 2025)	2,855,544	1,930,051	-32%
Renewable electricity consumption in own facilities	Percentage	100% (by 2030)	17%	82%	

2022 Performance - Main markets (Germany, Brazil, Spain)

KPI	Unit	2025 Target	Base year value	2022 value	Performance
Energy consumption per traffic unit	MWh per Pb	-90%	336	49	-85%
GHG emissions. Scope 1 + 2 (market)	tCO_2e	-90%	1,022,365	58,650	-94%
GHG emissions. Scope 3	tCO_2e	-39%	1,453,453	1,081,095	-26%
Renewable electricity consumption in own facilities	Percentage		25%	100%	

VMED O2 UK

The main indicator data for VMED O2 UK regarding energy and emissions for 2022 are:

	Unit	VMED O2 (fixed and mobile operations)
Total energy consumption	MWh	1,171,285
Scope 1 + 2 emissions (market)	tCO_2e	71,393



MILESTONES

- → **We have reduced our total emissions (Scope 1, 2 and 3) by 45% in just seven years.**
- → **We are part of the A List of the CDP for the ninth year in a row.**
- → **We have increased the supply of renewable energy on a long-term basis (PPAs) and at a stable price. Globally, the electricity we use in our facilities is 82% renewable energy.**
- → **We achieved 100% renewable electricity including in third-party facilities in Germany, Spain, Brazil, Peru and Chile.**
- → **We completed the 'immersion liquid cooling' project, a technology that is up to 75% more efficient than air conditioning.**

2.3. Circular economy

GRI 2-3, 2-23, 3-3

KEY POINTS

 We currently recycle 98% of our waste and we are committed to be a Zero Waste company.

 We promote the circular economy in the use of electronic devices through ecodesign, recycling and reuse of equipment.

 We reuse 4.4 million of electronic equipment from operations, offices and customers.

2.3.1. Vision

Overexploitation of the planet is one of the main causes of environmental degradation and climate change. According to the World Resources Institute, each year more than 100 billion tonnes of mineral, biological, metal or fuel resources are used. This amount exceeds what the planet can regenerate in a year and only 8.6% of these resources are recycled or have a second life.

Circular economy is part of the solution to this problem, as it could reduce resource use by 28% and global greenhouse gas emissions by 39%. In the EU alone, it could create around **700,000 jobs** and increase GDP by 0.5% by 2030. All this is based on principles such as reducing impacts from design, extending the useful life of products, recovery of raw materials and the dematerialisation of the economy thanks to digitalisation.

At Telefónica, we integrate this philosophy into our processes aiming at optimising resource consumption and promoting ecodesign, reuse and recycling, with the goal of minimising our impact and encouraging keeping materials in circulation.

2.3.2. Targets

Our main target is being a Zero Waste company in 2030.



Our priority is to increase repair, reuse and recycling and to ensure that our waste does not end up incinerated or sent to landfill but transformed into raw materials that are reintroduced into the value chain:

- Refurbish and reuse 90% of Customer Premise Equipment (CPE: routers and decoders) collected from customers by 2024.
- Introduce circularity criteria in all purchases of customer electronic equipment by 2025.
- Introduce ecodesign criteria in all new customer equipment under the Telefónica brand by 2025.
- Zero Waste to landfill by 2030 through reuse and recycling (hazardous and non-hazardous waste).
- For network equipment: 100% reuse, resale and recycling by 2025 (aligned with the GSMA sectoral target).
- Refurbish 500,000 mobiles per year by 2030 through various programmes.

Circular economy targets

Moving towards becoming a Zero Waste company


Customer Premise Equipment (CPE)
90%
2024
Refurbished and reused
B2B/B2C customer equipment
100%
2025
Purchased following circularity criteria
New Telefónica branded customer equipment
100%
2025
Ecodesigned
Mobile devices
500K
2030
Refurbished
Waste to landfill
0t
2030
For network equipment, by 2025

2.3.3. Policies

We have several policies that lay down the basis for implementation of the circular economy throughout the Company:

- Environmental Policy.
- Energy Management Policy.
- Supply Chain Sustainability Policy.

Deriving from these policies are the following **principles for promoting the circular economy**:

- Promoting the development of an enabling regulatory framework for the circular economy.
- Promoting the best ecodesign with manufacturers and integrating circular criteria in our procurement processes.
- Reducing waste generation and encouraging reuse and recycling.
- Guaranteeing proper waste treatment with controls on our supply chain.
- Offering our customers products and services with less consumption of raw materials, environmental information which helps them in their purchases and alternatives to waste disposal for their used devices.

2.3.4. Risks and opportunities

According to the World Economic Forum, the natural resource crisis is a high-impact, high-probability **risk** that can only be reversed by seeking a more circular economy. Overexploitation of resources brings with it supply risks that affect the availability of products and services. Investing in an economy that allows the reintroduction of recovered materials into production chains helps to **reduce this risk and be less dependent on imported resources**.

The pressure on supply chains, which are recovering from the COVID-19 crisis, has been aggravated in the European Union by the war in Ukraine. In addition, the demand for critical raw materials such as lithium, cobalt and nickel is expected to increase further due to the continuing development of the technology industry.

Every year 54 million tonnes of e-waste are produced, of which only 17.4% is recovered and recycled. Manufacturing with ecodesign criteria, reuse and recycling contribute to reducing the risk of resource depletion and ensure supply chain continuity. It also reduces the associated environmental impact, as 45% of global emissions derive from the manufacture and use of products, while 90% of the biodiversity loss and water stress is caused by the extraction and processing of natural resources.

According to Accenture's Waste2Wealth study, there are five business models that could generate $4.5 trillion by 2030: renewable resources, products as a service, sharing use platforms, product life extension and resource recovery.

The reuse and refurbishment of customer equipment and network equipment is a significant **opportunity** for Telefónica as it generates savings by avoiding the purchase of new equipment. In addition, the sale of refurbished network equipment or waste such as cable from the copper-to-fibre transformation provides us with additional revenues.

Furthermore, **digitalisation and connectivity** are key tools for the circular economy. This, therefore, represents a business opportunity for Telefónica. In addition to influencing the circularity of our operations, we can also support the circularity of other economic sectors by using digital solutions.

For further information, see chapter 2.4. Digital solutions for the green transition.

2.3.5. Action plan and commitments

GRI 308-2

At Telefónica we are committed to integrating circular economy criteria transversally at three levels: **internal eco-efficiency, suppliers and customers.**

Circular economy allows us to grow using fewer resources and avoid indirect carbon emissions associated with the manufacture of new equipment.

Circular economy strategy

Enhanced circularity through digitalisation


Internal Eco-efficiency
Supplier Relations
Customer Relations
Internal Eco-efficiency
Zero Waste
Waste as resources, digitalisation (GReTel)
Ecodesign and Innovation
Digitalisation and dematerialisation
Product as a Service, + traceability (blockchain), AI
Purchasing with circular criteria
Predictive maintenance, repairs and internal reuse
Eco-efficiency
Efficient use of materials and renewable resources, emission reductions
Sustainable Range
Eco Rating, Eco Smart services, refurbished handsets
Products as Services
Repair and reuse of B2B/B2C equipment
Device as a service
DIGITALISED CIRCULAR ECONOMY
ZERO WASTE
+ Reuse
- Materials
+ Recycling
+ income
- Capex
- Opex

> Internal eco-efficiency

We reduce our environmental impact through efficiency measures, such as preventive maintenance of infrastructure, replacing equipment with energy-efficient equipment and reusing it internally. This enables us to optimise our consumption of water, paper, and energy, for the latter, through an Energy Efficiency Programme.


For further information, see chapter 2.2. Energy and climate change.

To prevent waste generation in our operations and our value chain, we are committed to **ecodesign, procurement using circular criteria and reuse,** mainly of electronic equipment, as the best waste is that which is not generated at all. All this enables us to be more competitive, reduce our expenses and increase our revenue, while reducing our footprint on the environment and complying with applicable legal regulations.

Electronic equipment

We extend the useful life of equipment by reusing it whenever possible. If the equipment cannot be reused the best option is to recycle it, as each piece of equipment contains **precious metals** such as gold, copper and nickel which can be used as resources in a new product.

During our network transformation, many pieces of equipment are reused within Telefónica, thereby promoting the circular economy in dismantling processes. To encourage reuse, Telefónica has rolled out the **MAIA** project, which facilitates and promotes internal reuse with the aid of a digital platform. Each operator can access the platform to view available equipment and contact other operators in the Group to accomplish reuse. When **internal reuse** is not possible, the platform enables operators to connect with technological partners to facilitate equipment sales and therefore extend its useful life.

Waste

The waste we generate is managed outside our facilities by specialised waste management companies, which apply the most appropriate treatment according to the best available techniques, the environmental regulations in force and the established contractual requirements.

Whenever waste is collected, the staff responsible ensure that all the information is registered in Telefónica's waste management platform **(GReTel)**.This allow us to obtain and analyse real-time data on the origin and destination of the waste produced by the Company.

This system enables us to be aware of the volume of waste removed, draft reports, analyse information and keep all documentary evidence to ensure proper compliance with **environmental regulations** in each country where Telefónica operates, thus aiding decision-making with regard to promotion of a circular economy approach to waste management.

> Relationship with our customers

We support and raise awareness among our customers to reduce their impact on the planet with the **Eco Smart** and **Eco Rating** labels, which encourage innovation and environmental impact reduction.



For further information, see chapter 2.4. Digital solutions for the green transition.

We also offer our customers repair services and options to **trade in and refurbish mobile phones** to extend their useful life and give them a second use. In this way, we reduce resources and energy consumption by avoiding the manufacture of new devices.

One of the Sustainable Development Goals (SDGs) we are working towards is the development of a sustainable consumption and production model.



> Relationship with suppliers

We work together with our suppliers to introduce ecodesign measures in products, we encourage the phasing out of single-use plastics and we opt for new models based on digitalisation and dematerialisation, such as acquiring products as services.

In addition, we are progressively incorporating **circularity requirements** in the procurement of electronic equipment, using as our benchmark the criteria established in the ITU-T L.1023 recommendation on the assessment method for circular scoring. This enables us to assess the **ecodesign,** the ability to be **repaired, recycled** and **upgraded,** as well as the **durability** of each electronic device acquired.

In addition, to encourage eco-efficient procurement, our Global Supply Chain Sustainability Policy includes environmental and circular economy criteria that are taken into account when suppliers provide products or services to Telefónica.

2.3.6. Progress in 2022

> Internal eco-efficiency

GRI 3-3, 301-2, 301-3,,303-5, 306-1, 306-2, 306-3, 306-4, 306-5

Network infrastructure maintenance is the main waste-generating activity, but so are other activities such as those carried out in our offices and commercial activities with our customers.

The vast majority of the waste we generate comes from our network transformation process when we migrate from copper cables to fibre optics. In 2022, this transformation process was accelerated thanks to the Granada Plan for station shutdowns in Spain and the Vivo María do Carmo Project in Brazil, as well as various network transformation projects in Hispanoamerica and the 3G switch-off in Germany.

We promote **circular economy** in our network transformation by prioritising reuse of electronic equipment and, if not possible, by extracting value from materials through recycling. This recovery allows us to generate revenues as the network's transformation evolves. In 2022, we generated 52,906 tonnes of waste of which we managed to recycle 98%. Regarding the **electronic equipment**, we reuse about 44% of the total equipment collected and recycle the other 56%.

As a result, we reused around 4.4 million items of equipment from our network, offices and customers, avoiding 358,103 tonnes of CO_2 associated with the manufacture of new products:

- **Network equipment**: we reused 229,907 units thanks to the MAIA project (39% of total network equipment managed), making progress towards our goal of zero network equipment being sent to landfill by 2025.
- **Office equipment**: we reused 18,314 pieces of equipment and donated 745 to non-profit organisations.
- **Customer equipment**: we reused 3.8 million pieces of customer premise equipment (routers and set-top boxes) and 386,210 mobile phones, corresponding to 56% of the total customer equipment managed. In addition, we have reused 86% of the total number of customer premise equipment delivered for refurbishment, which brings us closer to our goal of refurbishing 90% of this equipment by 2024.

Managed Electronic Equipment 2022 (Tonnes)

Reused equipment	5,557	Mobile phones	54
		Customer premise equipment	1,896
		Office equipment	19
		Network equipment	3,589
Recycled equipment	7,170	Mobile phones	40
		Customer premise equipment	1,508
		Network and office equipment	5622
Equipment sent to landfill	22.5	Mobile phones	0
		Customer premise equipment	0.1
		Network and office equipment	22.4
Equipment with other treatment	1	Network and office equipment	1

Electronic equipment (%)	2021	2022
Reused equipment	15.59%	43.58%
Recycled equipment	84.32%	56.23%
Incinerated equipment	0	0
Equipment to energy recovery	0	0
Equipment sent to landfill	0.10%	0.18%

VICKY and APOLLO: Circular Economy for Customer Premise Equipment

VICKY is an initiative that uses blockchain technology to achieve greater traceability throughout the value chain of modems, routers and TV set-top boxes. This significantly improves recovery rates, refurbishment processes and equipment lifespans. The solution has been recognized for its innovation (Gartner, Forbes) and for encouraging a more efficient, faster, simpler and more sustainable supply chain.

APOLLO, meanwhile, improves efficiency in reverse logistics processes by using big data and analytics to optimise collection routes for uninstalled or inactive equipment, both at the customer's premises and at collection points. Both initiatives are being rolled out across the organisation with the aim of reusing 90% of customer premises equipment by 2024 and being a zero waste company by 2030.

In terms of mobile handset reuse, Telefónica has a global **MARA** initiative, an omnichannel model with an end-to-end approach that allows our customers to assess their devices automatically and access trade-in programmes anywhere (home, retail and voice channels). This process optimizes device management times, reduces discrepancies and logistics while generating revenue from the reuse and resale of handsets, preventing them from becoming waste.

Zero waste by 2030 thanks to reuse and recycling

Circularity in electronic equipment
To reduce its impact and waste generation, we extend the life of electronic equipment by reusing it wherever possible and recycling the rest:


Reused equipment
4.4 Million
44% Reused
56% Recycled
Routers and set-top boxes
3,791,315 Units
Mobile phones
386,210 Units
Donated equipment
745 Units
Office equipment
18,314 Units
Network equipment
229,907 Units
Total waste: 52,906 tonnes
5% Hazardous
4% Paper
4% Batteries
1% Other
14% WEEE
77% Cable
98% Recycled
95% Non-hazardous

Zero waste by 2030: targets and indicators

Target	Indicator	2022
Zero waste to landfill	% recycled waste	98%
To refurbish 90% of customer premise equipment (routers, set-top boxes, etc.) collected from customers by 2024	% CPE reused or refurbished	86%
Refurbish 500,000 mobiles a year by 2030 thanks to different programmes	Number of reused customer mobile phones	386,210
B2B/B2C customer equipment purchased with circular economy criteria	% of procurement processes for B2B/B2C equipment incorporating circularity criteria	Purchase of B2B routers and switches at Telefónica Spain
100% of new Telefónica-brand customer equipment ecodesigned by 2025	% of new Telefónica-brand equipment which have been ecodesigned	Life Cycle Assessment (LCA) on a new 5G router model

Telefónica's waste

	Non-hazardous waste			Hazardous waste			Total		
	2020	2021	2022	2020	2021	2022	2020	2021	2022
Total waste generated (t) (excludes reuse as it is not considered waste until its useful life has ended).	41,637	60,791	50,340	4,863	3,268	2,566	46,499	64,059	52,906
Waste diverted from disposal (t) (includes recycling, reuse and other treatments).	43,176	62,468	55,348	4,801	3,200	2,333	47,978	65,669	57,682
Waste directed to disposal (t) (includes energy recovery, incineration and landfill).	322	571	548	61	67	233	383	638	781
Treatments prioritized according to the waste hierarchy principle									
Reused equipment (t)	1,840	2,207	5,557	n/a	n/a	n/a	1,840	2,207	5,557
Waste recycled (t)	40,813	60,030	49,491	4,749	2,520	2,164	45,562	62,549	51,655
Waste for energy recovery (t)	1	17	68	17	21	148	18	38	216
Other treatments (t)[1]	502	191	300	53	681	169	554	871	470
Waste incinerated (t)[2]	6	11	0	1	0	13	7	12	13
Waste sent to landfill (t)[2]	314	543	480	44	576	72	358	588	552

All data in this table exclude the United Kingdom from the reporting perimeter to facilitate comparability between periods.

Water

In 2022, our overall consumption was 3,194 ML (3.2 Hm³), 765 ML in high water stress areas, which represents 24% of the total. This consumption was mainly due to sanitary use and to a lesser extent due to its use in air conditioning. For this reason, in each country where we operate we establish specific **measures** to **improve efficiency** in its use and **reduce** consumption, especially in areas where water stress is highest, as is currently the case in Spain, Chile and Mexico.
Over 1,700 buildings have a Sustainable Water Management Plan, which includes measures such as:

- Water-saving systems and pressure monitors.
- Preventive maintenance to avoid leaks in taps, cisterns and water heaters.
- Awareness-raising campaigns for employees.
- Clauses in building maintenance and cleaning contracts to encourage efficient and responsible water use by our suppliers.

In addition, we collaborate with public and private sector entities to promote the efficient use of water, especially in Brazil where we have participated in the water thematic chamber of the Brazilian Business Council for Sustainable Development (CEBDS) and in the UN Global Compact's platform for action on water and oceans. It promotes the commitment of Brazilian companies to SDG 6 (clean water and sanitation) and SDG 14 (life below water) through the development of collective actions and impact solutions. All of this is aligned with the CEO Water Mandate platform and the UN Ocean Decade.

[1] Other treatments: includes physical treatments, biological treatments, secure cells and intermediate treatments prior to recycling.

[2] 2020 and 2021 data recalculated according to the improvement applied as of fiscal year 2022: separate reporting of waste for landfill and incineration.

In terms of the measures carried out in **regions with high water stress**, the following stand out:

- Treatment systems in cooling towers at Telefónica Chile.
- The commissioning of the grey water treatment plant for the collection and reuse of rainwater and the installation of energy saving devices and sanitary supply valves with sensors to limit consumption in the Torre Telefónica building in Mexico.
- The sustainable water use plan implemented at our headquarters in Madrid (Spain), which reduces consumption by collecting rainwater for irrigation and other water-saving systems in sanitation.

Details of water consumption in 2022 (m^3)

Total consumption	**3,194,277**
Municipal potable water	99.4%
Surface water	0.2%
Groundwater	0.4%

However, despite the savings measures implemented, the return to office-based working after two years of teleworking due to the pandemic situation has led to an increase in water consumption, albeit to levels somewhat lower than pre-pandemic levels (-2% vs 2019).

Water consumption from all regions (ML)

2019	2020	2021	2022
3,248	2,777	2,949	3,194

All data in this table exclude the United Kingdom from the reporting perimeter to facilitate comparability between periods.
The 2021 figure has been recalculated due to better data quality obtained from our German and Venezuelan operations.

Water consumption from regions with high water stress (ML)

2019	2020	2021	2022
806	750	765	765

Water consumption in countries with high levels of water stress according to the Aqueduct Baseline Water Stress Atlas, from the World Resources Institute (Spain, Chile and Mexico)

Total water consumption

We adopt specific measures to achieve efficient consumption, especially in regions with high water stress.



76%
From non water-stressed regions



24%
From water-stressed regions


3% Germany
4.6% Peru
5% Colombia
27.1% Argentina
0.5% Telxius Cable
5.2% Venezuela
0.2% Ecuador
0.1% Uruguay
1.4% Mexico
3,194 ML
Group
30.4% Brazil
10.5% Chile
12% Spain
Water Stress
Yes
No

Paper

Of the paper we consumed in our offices last year, 96% was of recycled or certified origin (FSC, from the Forest Stewardship Council, or PEFC, from the Programme for the Endorsement of Forest Certification schemes). In addition, 189 million customers chose **paperless bills.** We therefore generated over 830 million electronic bills which avoided the consumption of 4,151 tonnes of paper and the felling of almost 70,564 trees.

> Relationship with our customers

For more details on the total customer electronic equipment reused and initiatives, please **refer to the previous section on internal eco-efficiency**.

In addition, we provide other initiatives for our customers, such as **Eco Smart** services and the **Eco Rating** label, which owing to their importance have been accorded their own specific chapter.



For more information, see chapter 2.4. Digital solutions for the green transition

> Relationship with suppliers

Ecodesign and innovation

Ecodesign helps us to extend useful life and reduce use of raw materials in manufacturing, lessen the energy consumption of the product and avoid emissions. Therefore, we cooperate with our suppliers to integrate ecodesign into electronic devices that are designed under the Company's brand image (Movistar, O2 or Vivo). Our aim is for all these devices to integrate ecodesign criteria from 2025 onwards. For this reason, from 2021 and throughout 2022, we have been collaborating with the Basque government's public environmental management company IHOBE in carrying out a **Life Cycle Assessment** (LCA) study on a new router model.

This study has helped us to ascertain which elements of the device have a greater environmental impact in order to establish measures to **reduce it** by design. The identified criteria will provide the basis for the incorporation of ecodesign in other devices. Additionally, we have undertaken a study of how repairable, recyclable and durable the device is in order to integrate the circular economy approach even further through its design.

Furthermore, we are working on reducing use of plastic in our SIM cards through our Half SIM Card format, which has enabled us to halve the amount of plastic used to manufacture the cards. It also represents an improvement in the **efficiency** of the logistics process, by reducing the size of the containers used to transport and store them. In 2022, we avoided the production and consumption of 228 tonnes of plastic. This format has already been implemented at nine of our operations and is gradually establishing itself as the main format in the Group. In addition, in 2022 our joint venture in the UK, VMED O2, incorporated recycled PVC/ABS plastic into its SIM cards.

Procurement using circular criteria

Following the 2021 pilot in Spain to apply circular criteria in the B2B router and switch procurement process, in 2022 we broadened expanded the product categories in order to expand the implementation of these guidelines. This allows technical areas to include circular economy criteria in more procurement processes.

We work with our suppliers **to reduce GHG emissions** from the products and services they provide us with through various initiatives explained in the section on Scope 3 emissions.



For further information, see chapter 2.2. Energy and climate change

VMED O2 UK

The details of the waste indicators for VMED O2 UK for 2022 are given below:

	VMED O2 (Fixed and mobile operations)
Total waste produced (t)	5,053
Total waste recycled (t)	4,252



MILESTONES

- **Thanks to eco-efficiency measures, we recycled 98% of our waste.**
- **In 2022 we repaired and reused 4.4 million items of electronic equipment.**
- **We have sustainable water management plans in over 1,700 buildings.**
- **We promote various Company initiatives (VICKY, APOLLO, MARA and MAIA) to boost our transition to the circular economy.**
- **We are making progress in ecodesign and integrating circular criteria in the procurement of electronic equipment.**

2.4. Digital solutions for the green transition

KEY POINTS

 54% of our solutions have been verified as Eco Smart solutions due to the environmental benefits they generate in our customers' operations.

 In 2022, we conducted a survey of over 3,300 customers to understand how our connectivity services enable the reduction of CO_2 emissions.

 We have implemented Eco Rating in 100% of our operations to help consumers make more informed and sustainable purchasing decisions.

2.4.1. Vision

At Telefónica, we are committed to achieving a world in which **technology contributes to protecting the planet**. That is why we promote **the digital and green transition as twin transitions**. It is becoming increasingly urgent to accelerate the green transformation of the economy and society to achieve the required level of decarbonisation and limit the global temperature increase to below 1.5°C. The digital transition is key to achieving this while at the same time improving the competitiveness of the economy.

Organisations such as the World Economic Forum and the Exponential Roadmap initiative state that digital technologies can help **reduce global greenhouse gas emissions by 15%** by 2030 when implementing solutions in industrial sectors, and **up to 35%** if we consider their ability to transform people's habits.

At Telefónica, we develop green digital solutions to help our customers in their transition towards more sustainable and competitive business models.



This issue is more important than ever in the current uncertain landscape marked by rising energy costs and geopolitical tensions. We also provide clear and transparent information on the environmental benefits of our products. In this way, B2B and B2C customers can incorporate sustainability criteria into their purchasing decisions and **consume technology in a more responsible manner.**

We envisage a world where technology contributes to protecting the planet.



2.4.2. Targets

We are committed to further develop new digital solutions to accelerate the decarbonisation of the economy.

The emissions avoided for our customers in 2022 are higher than our target of avoiding 12 million tonnes of CO_2 per year in 2025, because we have increased the scope of the calculation, including new services.

We are working on the definition of a new long-term target aligned with the methodological recommendations being developed in the European Green Digital Coalition (EGDC).

2.4.3. Risks and opportunities

While it is true that connectivity and digital solutions reduce CO_2 emissions from other sectors, according to the GSMA the telecommunications sector is responsible for approximately 0.4% of global emissions. Therefore, the challenge for us is to ensure that the **solutions we offer have a positive climate impact**, contributing to **reducing more emissions than they generate**. To do so, we are reducing the environmental footprint of our network with energy efficiency and renewable energy.



For further information, see chapter 2.2. Energy and climate change.

The UN expert panel has warned that the world must cut greenhouse gas emissions by 45% before 2030 and achieve net-zero emissions by 2050 globally.

This is why governments and businesses urgently need to transform society and the economy towards a low-emission, circular and environmentally-friendly model.

As a result, we foresee an **increased demand for technological solutions** from our customers to implement more sustainable processes. This will allow us to seize **new business opportunities** through our Eco Smart solutions and services which we will develop in the coming years based on innovative technologies such as 5G and artificial intelligence (AI).

2.4.4. Action plan and commitments

One of the priorities of our environmental strategy is **to boost connectivity and digitalisation as key factors enabling the green transition,** and improve the competitiveness of our customers.

At the same time, we also provide **information on the environmental benefits or attributes of our products and services** so that customers can identify how their technology purchase will contribute to achieving their own sustainability goals.

We have the following lines of action for this purpose:

> B2B - Development of Eco Smart services

We develop services based on connectivity, the Internet of Things (IoT), the cloud, big data and 5G. These solutions provide not only operational and cost-saving benefits, but also environmental benefits. To identify them, at Telefónica we use the **Eco Smart** label. These services are externally verified by AENOR.


ECOSMART
SERVICES






CO2


$

VERIFIED BY
AENOR

The label has four icons, which represent: energy savings, reduction in water consumption, reduction in CO_2 emissions, and the promotion of the circular economy.

The icons are coloured to identify the environmental benefit our products and services impact where applicable.

Below are some of our most significant Eco Smart solutions, all of which are based on our fixed and/or mobile connectivity.

Connectivity

Connectivity is the fundamental requirement for access to the digital world. It is a core service that we offer directly to our customers and is also **present in the majority of the most-advanced digital solutions**. Telecommunications networks are therefore the main and most powerful platform for making progress towards the green transition.

Our sustainability strategy focuses on optimising these networks through energy efficiency, renewable energy, and advanced technologies. This includes fibre optics replacing copper (85% more energy efficient) and 5G (up to 90% more efficient than 4G in terms of energy consumption per unit of traffic).

Thanks to this, we can offer a robust, secure, stable and increasingly-sustainable network to respond to the growing demand for data, **allowing us to take actions** that contribute to **the reduction of CO_2 emissions**, such as **teleworking**, **migration** of services and servers to **the cloud**, remote training, or medical care, among others.

Digital workplace

Productivity and collaboration solutions allow people inside and outside the organisation to connect and work remotely. They deliver **considerable environmental benefits** by reducing travel, fuel consumption and office HVAC. All this translates into lower CO_2 emissions and reduced pollution in cities.

Cloud

Companies are increasingly relying on the cloud to carry out an endless number of processes that make them more agile, flexible and efficient. The cloud offers them a place to integrate all their networks and services safely, provides instant access to critical information and greater control of their business, and increases engagement among their employees.

Our commitment is to offer companies solutions that best suit their needs. That is why we have a comprehensive portfolio of global services, enhanced by worldwide agreements with leading hyperscalers including AWS, Google and Microsoft Azure.

Digital solutions for environmental challenges



Connected living
Cloud
IoT & Big Data
Other digital services
Smart metering
e-Health
Smart factories
Smart management of the water cycle
Smart waste management
New ways of working
Smart energy
Smart traffic
Fleet management
Smart urban lighting
Smart parking
Smart agriculture/ livestock
Smart irrigation
Energy savings
Reduction of water consumption
Reduction in CO2 emissions
Circular Economy

Our cloud services use servers hosted in data centres that meet high energy efficiency standards. The average PUE (Power Usage Effectiveness) of our main data centres was 1.70 in 2022.

As a result, the migration of companies to the cloud leads to a reduction in energy consumption as well as a reduction in emissions.

IoT, big data, AI and blockchain

Technologies such as IoT, big data, AI and blockchain are key to economic recovery and sustainability.

All the connected objects and equipment generate data in real time. By combining them with our customers' data and other external sources, the processed and analysed information makes it possible to increase the efficiency of production processes, reduce consumption of raw materials, decrease wastage and even extend the life span of equipment. All this can be seen in services like:

- **Smart meters** for our customers, such as in Spain and the United Kingdom, where Telefónica manages millions of connected electricity, water and gas meters.
- **Solutions for smart cities**, based on optimising lighting, the use of parking spaces, waste management and collection, and high-granularity prediction and analysis of air pollution in cities.
- **Energy efficiency solutions,** telemetry, and remote management of energy consumption at the offices, factories or buildings of companies with large geographical dispersion, such as hotels, banks and supermarkets, among others.
- **Agricultural management solutions** such as Smart Agro, which enables innovation, digitalisation and data analysis for crops, with the aim of optimising resource use.
- **Solutions for the transport sector** helping to optimise planning of transport systems and infrastructure through greater understanding of passengers, timetables and routes, thereby adapting plans to the real needs of passengers with maximum budgetary control and minimal environmental impact.
- **Mobility solutions,** such as our fleet management and asset-tracking solutions.
- **Solutions for Industry 5.0**, in which private networks (5G or LTE) and associated solutions (for example, AGVs, drones, predictive maintenance, asset control and operator safety) take the manufacturing and mining industries and the port and airport management sector to a new level of operation, flexibility, productivity and efficiency.

In addition, the inclusion of the technological capacities of **blockchain** in many of the use cases mentioned above improves traceability, transparency and security, enabling faster and more efficient ways of doing things. As an example, we have implemented document management (eliminating the use of paper in the management of delivery notes, official certificates, contracts, etc.) and the traceability of foodstuffs and medicines to optimise logistics and promote the circular economy.

5G solutions

5G is expected to represent an unprecedented, disruptive, technological change in different economic sectors and society over the next decade. **At Telefónica, we are already marketing 5G solutions for large companies and administrations**. The first use cases we offer involve, for example, the incorporation of robots into industry to improve processes and operations; remote assistance for supervision, assembly or operation of assets attended remotely by expert staff; and the use of drones for inspections of critical and remote assets, stock control, supervision and control of spaces, and swift assistance, etc.

These use cases prevent travel, improve predictive maintenance, increase the efficiency of productive processes and therefore generate significant environmental benefits for our customers.

> B2C - Connected living

Connectivity is the fundamental requirement for access to the digital world. Thanks to this, our **customers in the residential segment** can use applications or online services that allow them to **transform** many of their **daily actions into more environmentally friendly ones**.

To understand the usage profile of these applications and the adoption of new, more sustainable habits, such as reducing travel or commuting, **in 2022 we launched a survey of over 3,300 customers in Spain, Brazil and Germany**. With the data obtained, **we have developed a methodology that allows us to measure the CO_2 emissions avoided through the use of our connectivity and digital applications by B2C customers**.

More digitalisation and fewer emissions in our daily lives.

The main findings of these surveys were that the digital services with the highest penetration are audio/video calling, online shopping and online banking. They all make it possible to reduce or eliminate daily commutes or longer distance journeys by facilitating teleworking, remote training and access to online services. This leads to a reduction in the fuel consumption of these vehicles, which are no longer in use, and therefore in the related GHG emissions.

Our customers also use car sharing apps and accommodation options -that are less polluting than traditional ones-, as well as public transport apps that provide real time information to boost their use and satellite navigation apps that provide the most efficient routes.

> European Green Digital Coalition (EGDC)

In line with our commitment to promoting green digital solutions and transparently communicating the environmental benefits they deliver, we have been a founding member of the EGDC since 2021.


EUROPEAN GREEN
DIGITAL COALITION

It is an initiative promoted by the European Commission and the main European companies in the ICT sector. To make the EU's green transition possible, we, the participating companies, are committed to:

- Investing in the development and deployment of green digital solutions with a strong focus on contributing to energy efficiency.
- Collaborating with key organisations to develop standardised methodologies for assessing the net environmental impact of digital solutions.
- Promoting cross-sectoral dialogue.
- Contributing to the development of guidelines and recommendations for the deployment of these solutions.

Telefónica has been working along these lines for many years. For example, we not only use the Eco Smart label to identify environmental benefits qualitatively but we also measure the emissions avoided by the services.

Since 2019, with support from the Carbon Trust, we have developed a **calculation methodology that converts the efficiencies** (energy, operational or material consumption), produced by our services when implemented for a customer, **into avoided CO_2 emissions**. We continuously update it to include new digital services and the technological development of our solutions and customers, while applying industry guidelines or methodological recommendations.

Digitalisation is vital to achieving the emission reduction targets required to limit the average global temperature increase to below 1.5°C.



> Other initiatives for B2C customers

We want our customers to consume technology responsibly by providing them with information and alternatives that allow them to make the most sustainable choices.

Eco Rating

Telefónica is part of the Eco Rating consortium, the driving force behind a system that measures the environmental impact of mobile phones throughout their life cycle. Our aim is twofold: to help our customers make informed decisions about the handsets they buy and for mobile phone manufacturers to incorporate environmental criteria into their design and manufacturing processes.

The Eco Rating methodology **assesses the environmental performance of phones** from 1 to 100. The higher the score, the more environmentally friendly the phone.


Eco Rating
77/100


Durabilidad
Eficiencia climática
Reparabilidad
Eficiencia en uso de recursos
Reciclabilidad
© 2022

It covers 19 environmental and material efficiency indicators and criteria. It is based on information provided by the manufacturers themselves on the technical specifications and components of each mobile phone.

Carbon offsetting in the purchase of devices
Telefónica's online shop for devices and accessories "tu.com" is the first sustainable-technology e-commerce shop in Spain.


tu

On tu.com, customers can offset the carbon footprint associated with the manufacture of the devices they purchase (mobile phones, TVs, smartwatches, etc.). During the purchase process, information is provided on the kilograms of CO_2 resulting from the manufacture of the device and the option is offered to offset it free of charge by choosing from a number of reforestation or nature conservation projects.

Refurbished mobile phones
We sell refurbished second-hand phones with the aim of promoting the circular economy.


For further information, see chapter 2.3. Circular economy.

> Planet Pledge
In line with our commitment to transparency, in 2021 we joined the Planet Pledge initiative launched by the World Federation of Advertisers (WFA). It aims to help companies' marketing and communications teams to be part of the solution to climate change.


WFA
Planet
Pledge

We are committed to:

- Being part of the global Race to Zero campaign and encouraging our marketing supply chain to do the same.
- Increasing the capacity of our marketing and communications teams to spearhead climate action by providing tools and guidance to marketing specialists and agencies.
- Harnessing the power of our communications to encourage more sustainable consumer behaviour.
- Enhancing a trustworthy marketing environment, where sustainability claims can be easily substantiated to build consumer confidence and avoid greenwashing.

2.4.5. Progress in 2022

> Avoided emissions
In 2022, thanks to the efficiencies generated by our **Eco Smart and connectivity services**, our customers **avoided the emission of 81.7**[1] **million tonnes of CO_2**. This demonstrates the capacity of new technologies to accelerate the transformation of the economy into a more sustainable model.

This figure, which is significantly higher than in previous years, is due to the fact that we have updated and added new services to our methodology for calculating the decarbonisation effects of our solutions. Specifically, we have included:

- **Connected Living**: **mobile connectivity and broadband** services for the **B2C segment** which enable our customers to use digital applications that allow them to adopt more sustainable habits such as teleworking, distance learning, audio/video calls, car sharing, use of satellite navigation apps, real-time access to public transport applications, shared accommodation, online shopping and online banking services.
- New **remote healthcare** services.
- **IoT services for water cycle management**.

> Eco Smart
Last year, we continued to roll out the Eco Smart label: AENOR has assessed the **Telefónica Tech , Spain, Brazil, Germany and Chile solution portfolios, certifying that 54% of the services we offer for the B2B segment** provide environmental benefits and contribute to mitigating the environmental impact of our customers.

[1] Of the total figure, 80.6 million correspond to services where Telefonica only provides broadband and mobile connectivity for the B2C segment and 1.1 million to IoT, Cloud, Big Data and Health services where Telefonica provides connectivity, IoT devices, platforms, servers and/or software. This data includes the emissions generated by the connectivity and network infrastructure that are part of these services.

> Eco Rating

In 2022, Telefónica implemented the Eco Rating in all our markets by extending it to operations in Latin America (with the exception of Venezuela, as we do not sell devices there) and Europe. Furthermore, since its implementation in all our markets, by the end of 2022 we have assessed **71% of the mobile portfolio** we offer to our customers under this system.

The Eco Rating consortium has been expanded to include 9 telecommunications companies and more than 20 mobile device manufacturers. Collectively, over 300 handsets were assessed and we expanded the system to a total of 35 countries.

> Carbon offsetting for the purchases of devices

At the end of 2022, more than 388 tCO_2e of device emissions have been offset at Tu.com.

> Planet Pledge

In 2022, we trained around 400 marketing, communications, events and sponsorship staff to identify the environmental impact of their projects and help them reduce it. We also provided them with guidelines and recommendations on how to avoid and detect greenwashing.

Customers' emissions avoided through digitalisation


IoT & Big Data
Other digital services
81.7 million tCO₂e
Cloud
Connected living

MILESTONES

- We avoided 81.7 million tonnes of CO_2e thanks to our products and services.
- 54% of Telefónica's services have been verified as being Eco Smart.
- We implemented the Eco Rating in 100% of our markets.







Helping society thrive


9 INDUSTRY, INNOVATION AND INFRASTRUCTURE


8 DECENT WORK AND ECONOMIC GROWTH


4 QUALITY EDUCATION

2.5. Human capital

GRI 3-3

KEY POINTS

 Our people management strategy is based on promoting a growth mindset in our teams and empowering individuals so they can harness their full potential.

 The Board of Telefónica oversees key Human Capital issues. The strategic lines of action for talent management are defined by the Global Human Resources Committee.

 Despite a rather complex backdrop, Telefónica has maintained a stable workforce of more than 103,000 people. Over 98% of our employees are on permanent contracts.

2.5.1. Vision

People are at the heart of our strategy, and our corporate mission is to "make our world more human by connecting lives".

Human Capital remains key in our increasingly digital work environment. We understand this factor as the value stemming from the sum of all the skills, knowledge and experience that our employees bring to the table. **Social Capital** is also especially important because this is what consolidates the connections that are made between people and teams within the organisation.

These two factors combined represent our **People Capital,** in other words, the value of people as an intangible asset for the Company. This helps us boost our growth mindset and enables teams to meet Company targets.

We aspire to be the best company in the world to work for; a company with diverse talent, flexible working methods and personal growth.



2.5.2. Targets

- Achieve 33% women directors by 2024. This target is part of employees´ variable remuneration and is a sustainable finance KPI.



For further information, see Chapter 1.7. Sustainable finance.

- Achieve an adjusted gender pay gap of +/-1% in 2024. This is the basis to progress towards zero gross pay gap.
- Achieve gender parity in the Company's highest governance bodies by 2030 (parity is defined as no more than 60% and no less than 40% representation of each gender).
- Continue to be included in the Bloomberg Gender-Equality Index.
- Maintain a score of 70% on our work-life balance in the employee motivation survey.
- Double the number of employees with disabilities within the workforce by 2024. This in line with the commitments made to The Valuable 500.
- Achieve at least 50% participation of the workforce in skill development programmes each year.
- 100% of eligible workers (those whose activity can be carried out remotely) in hybrid work by 2024.
- Continue to achieve an Employee Net Promoter Score (eNPS) of at least 60.

Our people management vision

Our goal is to stand at the cutting edge of transformation, maximising Telefónica's people capital to meet business needs.

Human capital represents the value of people as an intangible asset for the Company.

=

People capital is the value stemming from the sum of all the skills, knowledge and experience that all the people within our organisation bring to the table.

+

Social capital consolidates the value of connections between the people and teams within the organisation.


Growth mindset
The strength of teams

2.5.3. Governance

- The strategic lines of action for global talent management and the applicable targets are defined by the **Global Human Resources Committee.** Meeting on a monthly basis, this committee is made up of all the heads of the various People areas at Telefónica's main operators and regions.

- **Global Executive Committee:** this committee analyses and monitors key aspects of global employee management, from skills and critical talent for the future to Telefónica's remuneration and organizational strategy.

People-related issues are also regularly reported to three Board committees:

- **Sustainability and Quality Committee:** once a year, the targets, as well as the global and local progress on talent management and diversity, are presented in this committee. They are in line with the Group's ESG strategy.

- **Nominating, Compensation and Corporate Governance Committee:** among other responsibilities, this committee provides reports on appointment proposals for the role of Chairman of the Board, executive directors and senior executives at the Company. This committee also reviews and supervises the remuneration of these positions.

- **Audit and Control Committee:** among other responsibilities, this committee supervises the financial and non-financial risk management and control systems at the Company (including operational, technological, legal, social, environmental, political and reputational risks, as well as corruption-related risks).

We also have **specific bodies and roles for managing our diversity strategy.**



For further information, see Chapter 2.7. Diversity and inclusion.

2.5.4. Policies

Many of our internal rules and policies are related to human capital. The following are the most important:

- Regulation on the Nominating, Compensation and Corporate Governance Committee.

- Regulation covering the Hiring of Former Executives and Former Employees of the Telefónica Group.

- Remuneration Policy of the Directors of Telefónica S.A.: in line with the Company's long-term strategy and the interests of its stakeholders, and complying with best practices in good governance.

- Agreement on the right to digitally disconnect: signed in 2019 with the most representative trade unions in the various countries where we operate.

- Supply Chain Sustainability Policy: lays down the supplier's obligation not to discriminate against any group in its hiring, training and promotion policies.
- Global Occupational Health, Safety and Well-being Regulation of the Telefónica Group.
- Global Human Rights Policy: this sets out the Company's commitment against forced labour, slavery and child labour.

Our Company also has **specific policies and protocols on issues related to diversity, inclusion and gender equality.**



For further information, see Chapter 2.7. Diversity and inclusion.

Our policies can be found on the website at Telefónica/ Sustainability-Innovation/how-we-work/Main Business Principles.

2.5.5. Risks and opportunities

The main challenges we face in human capital management no longer exclusively stem from the **rapid digital transformation** we are undergoing, which is reflected in the labour market. We must also learn how to tackle even greater uncertainty and instability, given the context in which we are living.

The context of high inflation, the strong competition for highly qualified talent and the development of new internal skills will be our major challenges.

We therefore have a huge opportunity to prepare ourselves now and start **building the skills** that the Company will need to implement its strategy.

The pandemic has given us a window to **rethink our culture and the ways we work and innovate,** with the aim of boosting productivity in the new digital age. At Telefónica, we believe that developing hybrid environments capable of harnessing the best of both worlds is key for promoting co-creation, communication and team spirit.

We could not lead the digital revolution without having the best talent, ensuring that all our people - without exception - thrive in a **diverse and inclusive** work environment. This also allows us to empathise better with our customers, to innovate and to reflect their diversity in our commercial value proposition.

We must help our employees to overcome the challenges posed by the swift pace of exponential change that we are experiencing due to the digital transformation, economic uncertainty and political tensions, reducing their impact on their work and **well-being**. Similarly, we work to strengthen consistency between the Company's vision and the personal goals of each employee in order to further cement their ties to the Company.

These challenges are included as emerging risks of the People area in the Telefónica Risk Management Model.



For further information, see Chapter 3.1. Risk management model.

2.5.6. Action plan and commitments

Telefónica's people strategy aims to transform and adapt our teams in line with the context of permanent change in which we find ourselves.

In this respect, our main lines of action (further explained in the following chapters) are focused on:

- **Attraction, retention and skill development:** we are shifting towards a model that can guarantee business sustainability and let our people thrive and grow. To that end, we foster lifelong learning with **large-scale re-skilling and up-skilling programmes,** and talent management that is based on skills, including leadership skills.
- **Diversity, equality and inclusion,** by fostering an inclusive work culture and leadership style to ensure a working environment in which everyone can give its best, developing and participating fully under equal conditions.
- **Flexible ways of working and agile high-performance ecosystems** capable of improving team effectiveness and efficacy; boosting motivation, talent attraction and a sense of belonging; and fostering innovation and corporate transformation.
- **Occupational health, safety and well-being** from a comprehensive vision of the individual that considers mental, emotional and physical factors as the pillars of well-being, while encouraging autonomy and responsibility.

Awards

Our efforts in terms of talent attraction and development, diversity and inclusion and health and safety have been awarded by different actors, both at the global and the national level.



For further information, see chapter 2.6. Attraction, retention and talent development



For further information, see Chapter 2.7. Diversity and inclusion.



For further information, see Chapter 2.8. New ways of working

Main KPIs on the Telefónica workforce can be seen below:

Our team


Germany
8,246
Spain
27,411
Others
1,257
Hispam
31,483
Brazil
35,241
Total workforce
103,638
Average age
of 41 years old
61%
39%
How do we manage our Human Capital?
31.3%
women in executive positions
28%
of employees under 35 years old
5.7%
voluntary turnover
Telefónica has a presence in
38
countries

2.5.7. Staffing indicators

GRI 2-7, 405-1

> Distribution of employees by country

Total number and distribution of employees by country

Country	On-site workforce		% On-site workforce	
	2021	2022	2021	2022
Spain	28,949	27,411	27.9%	26.4%
Brazil	34,746	35,241	33.4%	34.0%
Germany	7,238	8,246	7.0%	8.0%
Hispam	32,091	31,483	30.9%	30.4%
Argentina	12,276	11,210	11.8%	10.8%
Chile	4,053	4,190	3.9%	4.0%
Colombia	5,965	6,462	5.7%	6.2%
Ecuador	922	961	0.9%	0.9%
Mexico	2,097	1,798	2.0%	1.7%
Peru	4,557	4,616	4.4%	4.5%
Uruguay	580	606	0.6%	0.6%
Venezuela	1,641	1,640	1.6%	1.6%
Rest	910	1,257	0.9%	1.2%
Group Total	**103,934**	**103,638**	**100.0%**	**100.0%**

The Group's average on-site workforce in 2022 , stood at 102,483 employees.
The Group's equivalent (FTE) workforce in 2022 , stood at 100,128 FTE.
The VMED O2 U.K workforce at 31 December, stood at 17,054 employees (5,217 women, 11,813 men, 24 non-gender-identified employees.
However, those indicators that include the cumulative staffing situation will be reflected.

> Distribution of employees by type of contract

Total number and distribution of employment contract types by gender and region

Region	Permanent contracts Men		Permanent contracts Women		Permanent contracts		Temporary contracts Men		Temporary contracts Women		Temporary contracts	
	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022
Germany	4,220	4,845	2,482	2,808	6,702	7,653	357	380	179	213	536	593
Brazil	20,020	19,906	14,723	15,333	34,743	35,239	—	0	3	2	3	2
Spain	18,299	17,292	9,941	9,688	28,240	26,980	376	239	333	192	709	431
Rest	655	917	245	338	900	1,255	8	2	2	0	10	2
Hispam	20,006	19,626	11,408	11,205	31,414	30,831	439	434	238	218	677	652
Group Total	**63,200**	**62,586**	**38,799**	**39,372**	**101,999**	**101,958**	**1,180**	**1,055**	**755**	**625**	**1,935**	**1,680**

Relevant KPIs from VMED O2 U.K at 31 December: Permanent Contracts = 16,974 Temporary Contracts = 80

Total number and distribution of working day types by gender and region

Region	Full-time contracts Men		Full-time contracts Women		Full-time contracts		Part-time contracts Men		Part-time contracts Women		Part-time contracts	
	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022
Germany	4,244	4,586	1,640	1,778	5,884	6,364	333	639	1,021	1,243	1,354	1,882
Brazil	20,018	19,905	14,726	15,335	34,744	35,240	2	1	—	—	2	1
Spain	18,618	17,479	10,132	9,765	28,750	27,244	57	52	142	115	199	167
Rest	663	916	223	308	886	1,224	—	3	24	30	24	33
Hispam	20,427	20,041	11,545	11,340	31,972	31,381	18	19	101	83	119	102
Group Total	**63,970**	**62,927**	**38,266**	**38,526**	**102,236**	**101,453**	**410**	**714**	**1,288**	**1,471**	**1,698**	**2,185**

Average annual number of permanent, temporary and part-time contracts; by gender, age group and professional category

Average contracts by gender

	Men		Women		Total	
	2021	2022	2021	2022	2021	2022
Permanent contracts	65,445	62,125	40,175	38,739	105,620	100,864
Temporary contracts	1,089	947	707	672	1,797	1,619
Part-time contracts	751	580	1,823	1,410	2,575	1,989

Average contracts by age

	Over 50		35 to 50		Under 35		Total	
	2021	2022	2021	2022	2021	2022	2021	2022
Permanent contracts	22,026	24,541	53,125	48,272	30,469	28,051	105,620	100,864
Temporary contracts	57	77	492	509	1,247	1,033	1,797	1,619
Part-time contracts	375	430	1,190	1,099	1,009	460	2,575	1,989

Average contracts by professional category

	Executives		Middle management		Other professionals		Total	
	2021	2022	2021	2022	2021	2022	2021	2022
Permanent contracts	4,331	4,328	8,630	9,247	92,658	87,288	105,620	100,864
Temporary contracts	7	6	11	10	1,779	1,603	1,797	1,619
Part-time contracts	17	14	49	58	2,509	1,918	2,575	1,989

The calculation is based on the cumulative average for the year by type of contract and by type of working day

MILESTONES

→ The level of commitment from our employees increased, reaching an eNPS of 69 in 2022.

→ Hybrid working models (remote and on-site) were in place at 100% of our operations.

→ We approved our Global Equality Policy and signed the UN Women's Empowerment Principles at a Group level.

→ In line with the goal to generate confidence and optimism in the future, we offer psycho-social risk prevention and care programmes capable of guaranteeing a preventive response.

→ We have been recognized for our people management efforts, both globally and locally at all our operations.

For further information, see chapters 2.6, 2.7, 2.8 and 2.9.

2.6. Attraction, retention and talent development

GRI 3-3

KEY POINTS


Our employees' level of commitment and engagement as measured by eNPS (employment Net Promoter Score), has risen again in 2022 (+2 pts) to 69.


We promote one of the largest reskilling programmes in Europe, involving more than 16,000 employees in Spain, and 78% of our employees worldwide invested in acquiring and developing new skills in 2022.


More than 50,000 employees already use our SkillsBank skill development platform and we have digitalised 92% of the training we offer.

2.6.1. Vision

Attracting, developing and retaining talent is fundamental to the success of our Company. We want our teams to have whatever they need to overcome present and future challenges. We know that professional careers have shifted from being vertical and stable to more cross-cutting and flexible, meaning that our development is no longer conditioned by our current job, but rather by what we want to become in the future.

2.6.2. Action plan and commitments

GRI 2-19. 2-20, 201-3, 3-3, 404-2, 404-3

We engage in strategic, skill-related preparation via our **Skills Workforce Planning** process, which seeks to ensure alignment between the skills we possess in the organisation and the skills that we need to grow our businesses. This enables us to make the right decisions to close the skills gap. We are therefore firmly committed to developing any new skills that we need internally, in combination with incorporating external talent.

- **For internal skill development,** we promote large-scale re-skilling and up-skilling programmes that can develop critical skills for our business while improving the employability of our professionals. With that in mind, we are evolving the learning model to personalise and adapt the range of training we offer to the preferences of each employee based on artificial intelligence engines (learning on demand).
- Besides the traditional **talent recruitment** tools, we also use new channels to ensure we attract suitable profiles in a more global, digital and efficient way, establish a long-term relationship with candidates and simplify our selection processes. More specifically, we maintain a very active presence at digital job fairs and forums, employability round tables, social media, and universities with technological disciplines.

Furthermore, we strengthen our pool of young talent with Talentum, a scholarship programme in Spain, which is part of the Telefónica´s Innovation and Talent Hub. This initiative strengthens university/company cooperation by combining academic learning with technical business knowledge and cross-cutting skills such as emotional intelligence, teamwork, innovation and creativity.


For further information, see Chapter 2.7. Diversity and inclusion.

Our talent retention top ten

- A purpose-driven company (e.g. we connect people; remuneration tied to ESG).
- A complete remuneration package (e.g. a salary far above the minimum, with benefits in every country).
- Flexible working hours (e.g. a hybrid work model for all eligible employees).
- Work-life balance (e.g. agreement on the right to disconnect).
- Lifelong training programme, under which 78% of employees are on skill development programmes (e.g. Universitas, free programming campus 42).
- Involvement in innovative and transformative programmes tied to new technologies (e.g. Metaverse, Web 3.0, NaaS).
- Well-being (e.g. 78% of employees believe that Telefónica promotes well-being, according to our motivation survey).
- Social implication (e.g. the largest corporate volunteering programme of any company worldwide).
- Diverse and inclusive working environment where difference is valued and empowered (e.g. a commitment to double the number of employees with disabilities).
- Team-building with international festivals, activities and events (e.g. Sondersland).

The situation arising from the COVID-19 pandemic has presented us with an opportunity to accelerate the **digitalisation of learning.**

- On the one hand, **we are evolving the profiles and skills of our professionals** to meet specific business-related challenges. We offer **profile specialization** so our people can remain on the cutting edge **(robotisation, cloud, IT sales, data, web developer, 5G, etc.).**

- On the other hand, **we provide an open choice of training options so that each employee can play a leading role in their own development.** The formats (videos, podcasts, video games, interviews, role play sessions, articles, etc.) are tailored to the needs of each person in hybrid and collaborative environments.



The SkillsBank tool, AI for customised training at Telefónica

SkillsBank, a software tool developed internally and recognized externally, is a key element of our skills development model. Built on big data and artificial intelligence, it gives us real-time information about the skills that are present within our organisation.

We use SkillsBank to create a unique and personalized value proposition for each professional, with recommendations on vacancies and development paths. A total of 91,000 employees have access to this tool.

For **new skills to be developed,** we also encourage **geographic and job mobility** as a key factor in talent retention. We therefore foster an open and innovative environment that makes it easier to match our employees' interests and backgrounds with real opportunities that can maximize learning and development towards the roles of the future.

All these initiatives are aimed at promoting the development and promotion of our employees within the Company. As a result, 25% of the vacancies published have been filled by internal applicants. Of those employees who received a promotion, 40% are women.

If we all grow, Telefónica grows: our range of development options for employees combines technical and human skills



Universitas Telefónica

This is the exclusive **platform** on which all our professionals can find a carefully curated **range of training experience options** designed to accelerate the transformation and achievement of strategic targets for the Company. It is aimed at encouraging uptake of the new working and leadership methods, and at fostering a unique culture that defines us and makes us stronger by aligning priorities and empowering employees.

Having undertaken an enormous technological transformation, Telefónica has boosted the Innovation and Talent Hub by opening a new Universitas campus. Its physical location is at our central offices in Madrid (Spain) and it is **equipped with advanced in-person, virtual and hybrid executive education resources.**

We have the right environment to achieve the goal of ensuring that at least two out of three of our employees regularly take part in growth, development and skill development programmes every year.

> Commitment and motivation of our employees

The commitment of our professionals has always been high on Telefónica's agenda and it forms part of our active listening strategy. For several years now, we have been measuring this through the employee Net Promoter Score (eNPS), which indicates the degree to which the Company's employees recommend the organisation by answering the question:

How likely would you be to recommend your company to people close to you as a good place to work? (1=Definitely would not recommend, 10=Definitely would recommend).

This procedure lets us align ourselves with the customer satisfaction measurement by using the same logic as the Net Promoter Score, which measures the percentage of promoters (those who give scores of between 9 and 10) against the percentage of detractors (those who give scores from 1 to 6).

We achieved a result of 69 in 2022, which is an improvement of 2 points on the 2021 result. This clearly highlights our commitment and sense of pride in belonging.

A result above 40 is considered excellent and we are part of the select group of companies that are above 60. Our challenge now is to keep increasing our professionals' sense of pride in belonging to our Company, under the conviction that their motivation is key for driving good results.

In addition to the annual measurement, we conduct various internal listening exercises in each of our operations (such as opinion surveys) and regular engagement pulse surveys to gauge the level of commitment. This is all complemented by professional performance appraisals, exit interviews, incident tracking and the availability of a Responsible Business Channel that employees can always use to report conflicting situations.

Formula for calculating the eNPS


Detractors
Passives
Promoters
1 2 3 4 5 6 7 8 9 10
eNPS
=
% of Promoters
-
% of Detractors
2022
69
eNPS
▲2
-100
100
Response rate 83%
(79.693 employees)
▲5%
eNPS over the years
58
66
67
69
2019
2020
2021
2022

> Culture of recognition: Valuable People

This programme aims to promote a culture of meritocracy through personal recognition by leaders towards employees and among employees themselves, giving visibility to those individuals and teams that excel through both their outstanding contribution and their day-to-day behavior.

It also recognizes "social volunteers or volunteer teams" for their extraordinary contribution to a social cause or in an emergency or humanitarian crisis.

In total, we recorded 100,183 incidents of recognition for colleagues and teams, showing that recognition remains in Telefónica's DNA. We will continue to promote it to connect with our talent.

> How to assess effort

Telefónica's remuneration strategy is characterised by its competitiveness. Our main focus is to attract, retain and motivate the Company's professionals so that we can meet our strategic objectives within the globalized framework in which we operate, fostering the generation of long-term value in a sustainable manner for our shareholders.

In this regard, the variable remuneration of our employees encourages **growth** by increasing operating income and return on investment for shareholders, as well as **efficiency** through improving our OIBDA margin and generating free cash flow. Similarly, Telefónica is a

company that is fully committed to **sustainability.** Factors such as customer trust, the trust of society at large, diversity, and contributing to the fight against climate change, influence the calculation of the variable remuneration of our entire team since 2019.


For further information, see Chapter 2.16. Governance and culture of sustainability

Telefónica is a company that fosters **meritocracy** and **equal opportunities**. We therefore offer a **competitive and fair remuneration package** that can comprise fixed amounts and both short and long-term variable amounts (tied to the achievement of financial, business, value creation and sustainability targets, which should be specific, quantifiable and aligned with the Company's strategic plan). Additionally, we offer remuneration in kind and other social benefits adapted to local practices in the markets where we operate, allowing for customization and tax efficiency through flexible compensation plans.

Telefónica's professionals are **consistently** remunerated according to their level of responsibility, leadership and performance within the organisation. To maintain this premise, we ensure that we do not discriminate based on gender, age, origin, sexual orientation and identity, religion, disability or race when applying remuneration practices and policies.

Similarly, Telefónica is committed to ensuring that the salaries paid to all its employees are decent and always exceed what is considered to be the **'living wage'.** This not only allows basic needs to be met, but also guarantees good quality of life in each of the countries where the Group operates.

By way of example, the social benefits offered by the Company include universal health insurance for employees at all our operations, which covers the needs of people with disabilities. We also offer life insurance, a pension fund, share purchase programme, discount programmes, childcare assistance (including nursery services) and food assistance, among other things. All these benefits increase job quality.

Our social benefits are especially focused on improving well-being for our employees. They help to maintain physical and mental health while supporting their families and adapting healthcare coverage to new circumstances and needs.


For further information, see Chapter 2.9. Occupational health, safety and well-being.

The **emotional salary** is another relevant factor to foster the retention and motivation of our professionals and to attract the best talent. This is expressed through new ways of working, work-life balance, psychological well-being, a firm commitment to learning and professional development, and a culture of commitment and recognition of our employees.

Furthermore, Telefónica launched an **incentivized global share purchase plan** in 2022 - "Plan 100" - aimed at all employees of the Group, without exception. For every share bought under this plan, until it ends in 2024, Telefónica rewards the buyer with another share. As part of our Company's centenary celebrations, each employee who takes part in the plan will receive 100 additional shares for free.

Telefónica has different **social welfare systems** in each geographic region where we operate.

In Spain, most of the companies in the Telefónica Group have a complementary social welfare system in place that is channelled through two pension funds: Empleados de Telefónica de España, FP and Fonditel B, FP. Empleados de Telefónica de España, FP is a uni-plan while Fonditel B, FP is a multi-plan.

Both pension funds have been set up as private and voluntary Social Welfare Institutions that complement and are independent from the Public Social Security System.

The Pension Plans belong to the employment system and are based on defined contributions, with compulsory contributions from the fund promoters and participants.

Generally speaking, the ordinary compulsory contributions from the promoter of Telefónica de España, FP consist of 6.87% of the participant's base salary provided that the participant joined Telefónica de España before 1 July 1992 and 4.51% of the participant's base salary if they joined the Company after 30 June 1992. In turn, the participant must contribute 2.2% of their base salary.

In the case of Fonditel B, FP each pension plan has its own contribution scheme that, generally speaking, requires the promoter to contribute 4.51% of the participant's base salary while the participant must contribute 2.2% of their base salary.

At 31 December 2022, the number of participants and beneficiaries stood at 24.741 and 11,093 in Telefónica de España employees , FP and 17.345 and 195 under Fonditel B, FP.

The annual contributions from the sponsor in 2022 amounted to €39,6 million in Telefónica de España employees, FP and 26,1 under Fonditel B, FP.

With regard to our Board of Directors, we have a Remuneration Policy for the Directors of Telefónica, S.A., which ensures compliance with best practices in the area of good governance.



For further information, see Chapter 5.1. Annual Report on Remuneration.

> Performance reviews

Telefónica has a worldwide performance review process for all employees of the Group. The same timetable, guidelines and tools are shared everywhere. Although the process is coordinated globally, it is managed locally so as to better adapt to the needs of our business.

Percentage of employees subject to performance reviews

		2021	2022
By gender	Men	42%	48%
	Women	45%	50%
By professional category	Executives	45%	50%
	Middle management	56%	53%
	Other professionals	42%	48%
	Total	**43%**	**48%**

The 2021 data are recalculated in such a way that the percentage of employees subject to performance review is calculated using the average workforce for the whole group.

2.6.3. Progress in 2022

GRI 404-1, 404-2, 404-3

> Skill development

Our SkillsBank skill development platform is available to more than 90,000 employees. 50,000 employees (35,000 in 2021) have already uploaded their profiles to it.

In 2022, our professionals completed more than **1.6 million courses,** with an average of 15 courses per employee and an average of 35 training hours per employee. It is important to note that our training offer has been digitalized almost in its entirety, up from 30% virtual activities in 2019 to 92% today, which means that, even though the number of hours of training may decrease, they are more targeted in terms of impact and relevance.

Furthermore, according to the annual motivation survey, 82% of our employees feel that learning has been incorporated into their day-to-day work, which represents an improvement of 2 p.p compared with 2021.



A million Europeans reskilled

In 2022, the Chairman of Telefónica, José María Álvarez-Pallete, was elected as Chair of the Jobs, Skills and Impact Working Group of the European Business Round Table (ERT), an organisation made up by 60 of the largest companies in Europe.

Reskilling for Employment (R4E) is one of the most important projects being undertaken by this committee. It is aimed at helping to professionally reskill one million Europeans by 2025.

Universitas ran a total of 84 programmes, impacting more than 11,000 people. Its goal is to strengthen our culture of lifelong learning by maintaining synchronous programmes. We achieved an NPS of 77, which is far above the average reflected by various training benchmarks in Spain.

We also have new programmes that focus on the skills identified as critical, such as **focus on the customer, growth mentality, experimentation and innovation,** so as to meet the needs expressed by the local operations and complement local upskilling and reskilling initiatives.

In 2022, we launched the Power of Connections programme, a key tool for developing the Telefónica culture.



Power of Connections, inspiration and motivation for 42,000 employees

Power of Connections, the most ambitious employee motivation programme ever carried out at Telefónica, was launched in 2022. It was designed to rally people around our purpose - “to make our world more human by connecting people’s lives” – and to share a forward-looking vision and strengthen our culture. With support from over 1,000 specially trained internal facilitators, we organized an event for guided conversation between professionals. We also empowered employees to make a distinctive contribution to the history of our Company as we approach our centenary.

Power of Connections, beyond training

universitas

Fresh shared energy: when we listen, when we share, when we feel truly united, we begin to learn and grow



The largest event in the history of Telefónica

65k employees invited

42K participants

20k completed the full programme

7,500 hours of guided conversation

1k employees trained to facilitate conversation

20k simultaneous connections

Every member of the Executive Committee took part

How do you feel?

What thing in Telefónica are you passionate about?

In 2022, **78% of employees invested in the acquisition and development of new skills** that are needed for the future through different skill development programmes (reskilling/upskilling), from among which the following can be highlighted:

- In Spain, the Commercial Transformation Programme was consolidated in the B2B environment with a new, evolved edition in which more than 2,000 professionals participated. Aimed at all managers responsible for the commercial process (Customer Engineering, Sales Network and Project Leaders), it is leading to increased specialization by these teams and better customer relations. The new Professional of the Future programme was launched to evolve the roles of Sales Specialists, Key Sales Manager and Product Manager, promoting the Company's strategy and evolving their skills in order to maximize our business results.
- In Brazil, more than 4,000 people took advantage of various training programmes to either develop critical skills or evolve within the workplace for the purpose of improving organizational performance. This training was made possible through access to the largest online technology school in Brazil (Alura), which provides courses relating to front-end developers, DevOps, data science, UX and design, and training in Lean Six Sigma (which combines the Lean and Six Sigma approaches).
- More than 1,000 people in Germany took part in skill development programmes driven by different business areas for B2X and TECH profiles in order to ensure the development of critical skills (data and analytics, cloud, automation and UX/UI design), as well as in the Agile Learning Journey programme, which consists of expert knowledge on agile project management, design thinking, Objectives and Key Results (OKR), roles and leadership in an agile context, and Scrum Master and Product Owner content.
- In Hispanoamerica, we developed critical profiles through three specialized programmes– Technological School (IT & Network), Data School and Digital Marketing School – in partnership with ITBA and Udemy. More than 2,300 people took part in these programmes. Furthermore, over 4,000 people used the Agile Lean Academy (available to the entire workforce) to learn more about agile methodologies, the OKR management system, scrum and Kanban frameworks, lean thinking and design thinking.

All these initiatives form part of the strategic skill-related preparation that we undertake via the **Skills Workforce Planning** process.

In addition to the training focused on the critical skills we need for the future, we run lifelong learning initiatives on digital and business skills to ensure that the entire workforce has the latest knowledge on these issues.



For more information, see chapter 2.8. New ways of working

> Attracting new talent

In 2022, we continued to boost our young talent, while investing in new skills through selective recruitment processes, by means of various programmes such as Talentum in Spain, 42 and the "*estagio*" apprenticeship programme in Brazil, for which 750 vacancies were created. 50% of those vacancies were mean to be filled by black candidates. In 2022, **60% of the new hires were under 35**, **which is 5% more than in 2021.**

Talentum has handed out more than 6,000 grants over its ten-year history, with 2,600 (nearly 44%) grant recipients later becoming new hires.



> Performance review model

In 2022, we began to design a new employee assessment model based on conversations between managers and employees. The goal is to provide feedback that can boost well-being and growth for both our professionals and business.

At Telefónica, we are changing our performance review model to bring it into line with the flexible work model and new professional skills.



In turn, Telefónica Spain launched **a new conversations model for growth that falls under the new teleworking model agreed with the workers' representatives.** 94.7% of employees were assessed in 2022. 81.5% involved conversations with their corresponding managers aimed at boosting flexibility, trust, skill development and commitment. In order to implement this work dynamic, employees form part of a learning community that offers webinars, workshops and training pills.

81% of employees in Spain (according to our annual motivation survey) believe there is frequent dialogue between manager and employee. This is a **12 p.p increase** when compared with 2021, which reflects the positive impact that the new model is having.

In 2022, we encouraged mobility between the different areas of Telefónica so that 15,440 employees could find new professional opportunities within the Group.

In the latest 2021 performance review, which was conducted between March 2021 and March 2022, a total of **49,611 employees were assessed.**

> Remuneration strategy

34% of Telefónica employees are shareholders in the Company. In 2022, we launched the 5th edition of an **incentivized global share purchase plan,** the "Plan 100", which has been offered to **all employees of the Group.** A total of 28,621 employees signed up to the plan, of which 12,000 did so for the first time.

Recognition

- For yet another year, we were among the five highest rated companies on the list of 25 Top Companies on LinkedIn. This list recognizes the Spanish companies that foster the long-term professional success of their employees.
- SkillsBank, a Telefónica initiative, was recognized as one of the most innovative in terms of people management at the 20th edition of the Expansión Awards for Innovation in Human Resources.
- Randstad Employer Brand Research recognized Telefónica as the most attractive telecommunications company to work for in Spain.



MILESTONES

- → **42,000 people got involved in Power of Connections, a programme aimed at inspiring and aligning our employees with the Telefónica purpose and culture.**
- → **Our Talentum Spain scholarship programme reached its tenth year in 2022, with more than 6,000 scholarships.**
- → **82% of employees feel that learning forms part of their day-to-day working lives.**

2.6.4. Turnover indicators

GRI 2-7, 401-1, 401-3

> New employee hires

Total number and rate of new hires by age group, gender and region

Region	Age group	Men		%		Women		%		Total	
		2021	2022	2021	2022	2021	2022	2021	2022	2021	2022
Germany	More than 50	89	180	6%	8%	158	81	10%	4%	247	261
	From 35 to 50	336	583	21%	25%	381	395	24%	17%	717	978
	Under 35	347	633	22%	28%	292	427	18%	19%	639	1,060
Brazil	More than 50	182	147	2%	2%	97	147	1%	2%	279	294
	From 35 to 50	1,393	1,199	15%	15%	1,141	1,203	12%	15%	2,534	2,402
	Under 35	3,073	2,497	33%	31%	3,427	2,761	37%	35%	6,500	5,258
Spain	More than 50	1,950	915	13%	7%	1,621	766	11%	6%	3,571	1,681
	From 35 to 50	2,771	2,182	18%	18%	1,789	1,521	12%	12%	4,560	3,703
	Under 35	4,152	3,985	27%	32%	2,990	3,013	20%	24%	7,142	6,998
Others	More than 50	124	44	14%	9%	36	19	4%	4%	160	63
	From 35 to 50	252	172	28%	34%	103	47	11%	9%	355	219
	Under 35	257	155	28%	30%	137	73	15%	14%	394	228
Hispam	More than 50	172	103	4%	2%	35	17	1%	0%	207	120
	From 35 to 50	1,271	882	27%	21%	598	445	13%	10%	1,869	1,327
	Under 35	1,610	1,723	34%	41%	1,095	1,084	23%	25%	2,705	2,807
Group Total	**More than 50**	**2,517**	**1,389**	**8%**	**5%**	**1,947**	**1,030**	**6%**	**4%**	**4,464**	**2,419**
	From 35 to 50	**6,023**	**5,018**	**19%**	**18%**	**4,012**	**3,611**	**13%**	**13%**	**10,035**	**8,629**
	Under 35	**9,439**	**8,993**	**30%**	**33%**	**7,941**	**7,358**	**25%**	**27%**	**17,380**	**16,351**

> Employee turnover

Total number and employee turnover rate by age group, gender and region

Region	Age group	Men		%		Women		%		Total		%	
		2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022
Germany	More than 50	224	110	3%	1%	288	74	4%	1%	512	184	7%	2%
	From 35 to 50	538	319	7%	4%	503	265	7%	3%	1,041	584	14%	8%
	Under 35	391	320	5%	4%	338	207	4%	3%	729	527	10%	7%
Brazil	More than 50	251	274	1%	1%	153	128	0%	0%	404	402	1%	1%
	From 35 to 50	1,698	1,529	5%	4%	1,386	1,137	4%	3%	3,084	2,666	9%	8%
	Under 35	2,633	2,149	8%	6%	2,841	2,250	8%	6%	5,474	4,399	16%	13%
Spain	More than 50	1,982	2,680	7%	10%	1,620	1,397	6%	5%	3,602	4,077	13%	15%
	From 35 to 50	2,666	1,961	9%	7%	1,793	1,449	6%	5%	4,459	3,410	16%	12%
	Under 35	3,976	3,575	14%	13%	2,896	2,849	10%	10%	6,872	6,424	24%	23%
Others	More than 50	826	29	24%	3%	406	9	12%	1%	1,232	38	35%	3%
	From 35 to 50	1,706	49	49%	4%	1,104	28	32%	2%	2,810	77	81%	7%
	Under 35	1,546	46	45%	4%	1,145	12	33%	1%	2,691	58	77%	5%
Hispam	More than 50	1,257	770	4%	2%	318	216	1%	1%	1,575	986	5%	3%
	From 35 to 50	1,958	1,081	6%	3%	1,059	665	3%	2%	3,017	1,746	9%	6%
	Under 35	1,646	1,223	5%	4%	1,198	875	4%	3%	2,844	2,098	9%	7%
Group Total	**More than 50**	**4,540**	**3,863**	**4%**	**4%**	**2,785**	**1,824**	**3%**	**2%**	**7,325**	**5,687**	**7%**	**6%**
	From 35 to 50	**8,566**	**4,939**	**8%**	**5%**	**5,845**	**3,544**	**5%**	**3%**	**14,411**	**8,483**	**13%**	**8%**
	Under 35	**10,192**	**7,313**	**9%**	**7%**	**8,418**	**6,193**	**8%**	**6%**	**18,610**	**13,506**	**17%**	**13%**

The turnover percentage is calculated by dividing the number of leavers by the average workforce.

Involuntary leavers (dismissals) by gender

Region	Men		Women		Total	
	2021	2022	2021	2022	2021	2022
Germany	408	121	305	45	713	166
Brazil	2,381	2,236	2,603	2,075	4,984	4,311
Spain	130	1,866	99	684	229	2,550[1]
rest	57	19	27	10	84	29
Hispam	2,229	1,184	1,033	553	3,262	1,737
Group Total	**5,205**	**5,426**	**4,067**	**3,367**	**9,272**	**8,793**

[1] Several voluntary redundancy schemes came to an end in Spain over the course of 2022.

Involuntary leavers (dismissals) by age group

Region	More than 50		From 35 to 50		Under 35		Total	
	2021	2022	2021	2022	2021	2022	2021	2022
Germany	223	26	308	61	182	79	713	166
Brazil	304	288	1,705	1,577	2,975	2,446	4,984	4,311
Spain	64	2,358	122	138	43	54	229	2,550[2]
Others	27	13	33	11	24	5	84	29
Hispam	1,361	812	1,183	645	718	280	3,262	1,737
Group Total	**1,979**	**3,497**	**3,351**	**2,432**	**3,942**	**2,864**	**9,272**	**8,793**



For further information, see chapter 2.8. New ways of working.

Involuntary leavers (dismissals) by professional category

Region	Executives		Middle Management		Other Professionals		Total	
	2021	2022	2021	2022	2021	2022	2021	2022
Germany	3	5	39	11	671	150	713	166
Brazil	129	112	254	717	4,601	3,482	4,984	4,311
Spain	19	58	13	180	197	2,312	229	2,550[3]
Others	3	4	8	12	73	13	84	29
Hispam	92	40	330	192	2,840	1,505	3,262	1,737
Group Total	**246**	**219**	**644**	**1,112**	**8,382**	**7,462**	**9,272**	**8,793**

[2] Several voluntary redundancy schemes came to an end in Spain over the course of 2022.
[3] Several voluntary redundancy schemes came to an end in Spain over the course of 2022.

Voluntary leavers (resignations) by age group, gender and region

Region	Age group	Men		%		Women		%		Total		%	
		2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022
Germany	More than 50	11	17	0.1%	0.2%	9	14	0.1%	0.2%	20	31	0.3%	0.4%
	From 35 to 50	62	87	1%	1.1%	44	60	1%	0.8%	106	147	1%	1.9%
	Under 35	72	128	1.0%	1.7%	61	56	0.8%	0.7%	133	184	1.8%	2.4%
Brazil	More than 50	29	63	0%	0.2%	20	35	0%	0.1%	49	98	0%	0.3%
	From 35 to 50	648	580	1.9%	1.7%	480	427	1.4%	1.2%	1,128	1,007	3.3%	2.9%
	Under 35	1,155	971	3.3%	2.8%	1,157	926	3.3%	2.7%	2,312	1,897	6.7%	5.5%
Spain	More than 50	30	31	0%	0.1%	18	21	0%	0.1%	48	52	0%	0.2%
	From 35 to 50	132	200	0.5%	0.7%	87	78	0.3%	0.3%	219	278	1.0%	1.0%
	Under 35	132	215	0.5%	0.8%	72	100	0.3%	0.4%	204	315	0.7%	1.2%
Others	More than 50	19	14	0.6%	1.2%	7	3	0.2%	0.3%	26	17	0.8%	1.5%
	From 35 to 50	54	31	1.6%	2.7%	18	12	0.5%	1.1%	72	43	2.1%	3.8%
	Under 35	106	32	3.1%	2.8%	95	8	2.7%	0.7%	201	40	5.8%	3.5%
Hispam	More than 50	32	52	0.1%	0.2%	12	19	0.0%	0.1%	44	71	0.1%	0.2%
	From 35 to 50	364	420	1.1%	1.3%	169	231	0.5%	0.7%	533	651	1.6%	2.1%
	Under 35	504	576	1.5%	1.8%	355	463	1.1%	1.5%	859	1,039	2.6%	3.3%
Group Total	**More than 50**	**121**	**177**	**0.1%**	**0.2%**	**66**	**92**	**0.1%**	**0.1%**	**187**	**269**	**0.2%**	**0.3%**
	From 35 to 50	**1,260**	**1,318**	**1.2%**	**1.3%**	**798**	**808**	**0.7%**	**0.8%**	**2,058**	**2,126**	**1.9%**	**2.1%**
	Under 35	**1,969**	**1,922**	**1.8%**	**1.9%**	**1,740**	**1,553**	**1.6%**	**1.5%**	**3,709**	**3,475**	**3.5%**	**3.4%**

The voluntary turnover percentage is calculated by dividing the number of leavers by the average workforce.

Turnover by type of leaver

Region	Involuntary leavers[4]		%		Voluntary leavers[5]		%		Change of perimeter and internal movements[6]		%		Other leavers[7]		%		Total	
	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022
Germany	713	166	31.2%	12.8%	259	362	11.4%	28.0%	526	23	23.1%	1.8%	784	744	34.4%	57.5%	2,282	1,295
Brazil	4,984	4,311	55.6%	57.7%	3,489	3,002	38.9%	40.2%	468	151	5.2%	2.0%	21	3	0.2%	0.0%	8,962	7,467
Spain	229	2,550[8]	1.5%	18.3%	471	645	3.2%	4.6%	3,863	163	25.9%	1.2%	10,370	10,553	69.4%	75.9%	14,933	13,911
Others	84	29	1.3%	16.8%	299	100	4.4%	57.8%	6,287	7	93.4%	4.0%	63	37	0.9%	21.4%	6,733	173
Hispam	3,262	1,737	43.9%	36.0%	1,436	1,761	19%	36.5%	1,848	210	24.9%	4.3%	890	1,122	12.0%	23%	7,436	4,830
Group Total	**9,272**	**8,793**	**23%**	**32%**	**5,954**	**5,870**	**14.8%**	**21.2%**	**12,992**	**554**	**32.2%**	**2.0%**	**12,128[9]**	**12,459**	**30.1%**	**45.0%**	**40,346**	**27,676**

% calculated on the total number of leavers.

Relevant indicators VMED O2 UK:

Leavers VIMED O2 UK: Total leavers = 4,580; Voluntary leavers = 2,627; Involuntary leavers = 1,953

Average turnover on the average workforce by type of leaver

Region	Involuntary leavers		Voluntary leavers		Change of perimeter and internal movements		Other leavers		Total	
	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022
Germany	9.4	2.2	3.4	4.7	6.9	0.3	10.3	9.6	30.1	16.8
Brazil	14.4	12.4	10.1	8.7	1.4	0.4	0.06	0.0	25.9	21.5
Spain	0.8	9.3	2	2.4	13.5	0.6	36.2	38.6	52.1	50.9
Others	2.4	2.6	8.6	8.8	181.0	0.6	1.8	3.3	193.9	15.3
Hispam	9.8	5.5	4.3	5.6	5.6	0.7	2.7	3.6	22.4	15.3
Group Total	**8.6**	**8.6**	**5.5**	**5.7**	**12.1**	**0.5[10]**	**11.3**	**12.2**	**37.6**	**27.0[11]**

Average Turnover stands for leavers / average workforce.

4 Dismissals.

5 Resignations.

6 Departures owing to a change to another company within the scope of consolidation of the Group or owing to a change of scope (departure to another company beyond the scope of consolidation of the Group).

7 Attrition due to leave and/or works/service contracts.

8 Several voluntary redundancy schemes came to an end in Spain over the course of 2022.

9 74% of leavers correspond to Tempotel, a human resources management company of the Telefónica Group specialised in hiring extras for audiovisual productions.These employees are contracted for ad hoc events (such as the participation in audiovisual productions) and for this reason their labour relationship frequently lasts for less than 1 month.

10 The reduction in average turnover per workforce when compared with 2021 is due to the scope changes; i.e. removal of the United Kingdom operator.

11 The total turnover percentage when excluding Tempotel (Temporary employment agency) would fall to 17.87%.

Parental leave	Men	Women	Total
Total number of employees who were entitled to parental leave	17,531	9,880	**27,411**
Total number of employees who took parental leave	524	227	**751**
Total number of employees who returned to work during the period subject to this report after concluding their parental leave	521	244	**765**
Total number of employees who returned to work after concluding their parental leave and who were still employed by Telefónica 12 months after returning to work	468	209	**677**
Rate of return to work by employees who take parental leave	99%	98%	**99%**
Rate of retention for employees who took parental leave in the last 12 months	92%	90%	**91%**

The data on this indicator are based on the number of employees included within the scope for Spain. Nonetheless, it is important to clarify that all employees of the Group (regardless of where they perform their role) are entitled to parental leave, whether under the legislation of the country or the local collective bargaining agreement. We are working to obtain and report these data globally in future financial years.
Rate of return to work by employees who take parental leave: The number of employees who return to work after taking maternity or paternity leave / the number of employees who should return to work after taking such leave.
Retention rate: The number of employees who remain in their post 12 months after returning to work following maternity or paternity leave / the number of employees who return to work after concluding such leave in the previous year.

2.6.5. Commitment and motivation

Employee Net Promoter Score (eNPS)

Region	eNPS Total		eNPS Men		eNPS Women	
	2021	2022	2021	2022	2021	2022
Germany	60	66	57	64	66	70
Argentina	57	59	60	62	53	53
Brazil	80	84	77	80	84	88
Chile	68	77	67	79	68	74
Colombia	80	82	80	81	81	83
Ecuador	65	80	68	80	61	80
Spain	63	54	61	54	67	54
Mexico	70	74	68	74	73	75
Peru	39	49	37	50	41	48
Uruguay	63	83	56	84	70	83
Venezuela	86	69	83	70	89	68
Others	38	48	34	48	45	47
Hispam	**63**	**67**	**63**	**68**	**64**	**65**
Group Total	**67**	**69**	**64**	**67**	**71**	**72**

See definition in chapter 2.6.2. Action plan and commitments.

2.6.6. Training indicators

GRI 404-1

Total training hours by professional category, gender and region

Region	Training hours		Executive training hours men		Executive training hours women		Middle management training hours men		Middle management training hours women		Other professionals training hours men		Other professionals training hours women	
	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022
Germany	130,993	97,040	1,331	1,205	689	721	7,411	5,890	2,770	1,970	69,666	57,358	49,126	29,897
Brazil	2,562,667	1,868,478	15,187	17,078	8,379	10,556	56,275	53,272	60,004	44,799	1,114,088	737,513	1,308,733	1,005,261
Spain	716,580	865,223	19,173	24,775	9,345	14,228	35,184	59,900	17,497	33,213	418,530	469,770	216,852	263,337
Others	94,756	4,769	906	667	485	126	8,859	1,743	3,733	769	47,751	814	33,022	650
Hispam	673,669	767,456	7,382	10,114	3,386	4,870	43,142	42,419	24,663	30,753	335,209	375,195	259,887	304,104
Group Total	**4,178,665**	**3,602,967**	**43,980**	**53,839**	**22,285**	**30,501**	**150,871**	**163,224**	**108,666**	**111,504**	**1,985,243**	**1,640,650**	**1,867,620**	**1,603,249**

Investment in training in 2022 amounted to €25.1 million. Average investment per employee stood at €272. Ratio calculated on 93% of the Group's workforce (FTE) at year end.

Training hours per employee; by professional category, gender and region[1]

Region	Training hours per employee		Executive training hours per employee men		Executive training hours per employee women		Middle management training hours per employee men		Middle management training hours per employee women		Other professionals training hours per employee men		Other professionals training hours per employee women	
	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022
Germany	17	13	8	7	12	12	14	11	17	12	17	14	19	11
Brazil	74	54	14	16	16	18	38	32	103	55	64	43	97	75
Spain	25	32	19	23	19	27	26	31	28	34	26	32	24	31
Others	27	4	7	11	7	9	24	10	7	10	29	1	21	3
Hispam	20	24	13	19	15	21	19	21	24	33	18	21	24	29
Group Total	**39**	**35**	**15**	**18**	**16**	**21**	**25**	**26**	**42**	**38**	**35**	**30**	**51**	**46**

The training hours calculation from 2021 was reviewed for 2022, ensuring compliance with the scope contained in this report and enabling year-on-year comparisons. Although the Group had a similar number of employees in 2022, the number of training hours fell when compared with 2021 due to the deconsolidation of the UK from the scope and the new legal entities that were incorporated but have yet to be included in the learning systems

Training hours per employee; by type of contract

Type of contract	2022
Permanent contracts	3,564,270
Temporary contracts	38,697

2.7. Diversity and Inclusion

GRI 3-3

KEY POINTS

 We have created an inclusive working environment, respecting diversity at all levels, In our annual motivational survey, 91% of our employees reported feeling included at work.

 For the sixth consecutive year, we formed part of the Bloomberg Gender-Equality Index.

 In 2022, we committed to deepening our talent pool with the objective of doubling the number of employees with disabilities in the workforce by 2024.

2.7.1. Vision

At Telefónica, diversity, in addition to fulfilling the principles of social justice, helps us to achieve better business results. We therefore design **initiatives** aimed at promoting diversity in our teams and fostering an organizational culture of equity, diversity and inclusion.

Diversity management helps us to attract and retain high-potential professionals, get the best out of our employees, empathise with our customers and innovate.

2.7.2. Governance

We have internal bodies and roles that monitor our progress on equality, diversity and inclusion. These bodies also monitor compliance with performance indicators and alignment with strategic targets and ensure the involvement of senior management.

- **Global Diversity Council:** made up of top-level executives. It aims to implement and monitor the Company's diversity strategy.
- **Transparency Committee:** made up of the Chairman and four executives, it ensures the presence of both genders in the shortlists for internal and external selection processes for management positions.
- **Chief Diversity Officer**: this role supports the Diversity Council and the People department. This officer is a member of the Executive Committee of Telefónica, S.A.
- **Diversity Champions:** team leaders who act as internal change agents in all areas of the Company.
- **Monitoring Committees** for local Equality Plans.

2.7.3. Policies

They govern the Company's commitment to diversity and inclusion:

- **The Group's Diversity and Inclusion Policy**: the policy guarantees equal opportunities and non-discriminatory, fair and impartial treatment of people in all areas of our Company, without prejudice associated with nationality, ethnic origin, skin color, marital status, family responsibility, religion, age, disability, social status, political opinion, HIV or health status, gender, sex, sexual orientation, or gender identity or expression.
- **The Diversity Policy in relation to the Board of Directors and the Selection of Directors**: this ensures that proposals to appoint or re-elect Directors are based on a prior analysis of the competencies required by the Board of Directors, favoring diversity in terms of knowledge, experience, age and gender.

- **Global Equality Policy**: approved by the Board of Directors in 2022, it establishes the Company's commitment to the implementation and dissemination of a set of basic measures with regard to gender equality in all countries where the Group operates.
- **Protocol for Action in Situations of Workplace or Moral Harassment, Sexual Harassment and Discrimination**: this policy establishes a framework for action in cases of harassment or discrimination.

2.7.4. Action plan and commitments

GRI 3-3

Telefónica's strategic lines for diversity and inclusion are established globally by the Global Diversity Council. This strategy is adapted and developed locally, taking into account the business priorities and the sociocultural context of each country.
Our starting point is to ensure that our workforce is representative of the diversity existing in the societies in which we operate and that it is managed with an inclusive culture and leadership style. In this way, our employees feel comfortable to be themselves and can give their best.

In order to move forward, we have made a number of commitments in the short, medium and long term. In the short term, we have set a **target of attaining 33% of women directives** and an **adjusted gender pay gap of +/- 1% by 2024**. We achieved this target ahead of schedule, in 2022. In addition, we want to **double the number of employees with disabilities** by the same year.

In the medium term, we aim to achieve gender parity in the Company's highest governing bodies by 2030, while in the long term our north star is to eliminate the gross gender pay gap.

For further information on Telefónica's diversity and inclusion targets:



For further information, see chapter 2.5. Human capital.

> Committed to equal opportunities

The Global Diversity and Inclusion Policy ensures equal treatment and equal opportunities. It promotes working conditions that prevent workplace and sexual harassment, in both a face-to-face and a digital environment, and establishes specific procedures for its prevention.

In addition, our Responsible Business Principles course, which is mandatory for all employees, includes a training module on workplace and sexual harassment. At a local level, equality plans establish protocols for action in cases of workplace and sexual harassment.

Besides, the **whistleblowing channel** allows all employees and stakeholders to report, anonymously or personally, if they experience any form of discrimination.



For further information, see chapter 2.17. Ethics and compliance.

> Committed to equal pay: closing the pay gap

At Telefónica, we apply the **principle of equal pay** for equal work or for work of equal value. That is to say, we compensate equally for equal work regardless of the employee's gender.

We carry out detailed analyses of gender pay data within the Group in order to identify possible inequalities and establish measures to rectify them. We do this by considering all items related to salary, benefits and other short and long-term incentives, i.e. all payments received by the employee during the year.

Gender **pay inequalities** or gender pay gaps are based on a comparison between the average total pay of men versus the average total pay of women in the workforce.


Gender Pay Gap
Man
Woman
%
=
Average Remuneration For Men
%
=
Average Remuneration For Women

In making this comparison, it is important to understand the way the comparison is made, what items are included and how the difference between the average total pay of men and women is measured.

$$\text{Pay gap} = \frac{\text{average men remuneration} - \text{average women remuneration}}{\text{average men remuneration}}$$

When calculating it, in addition to gender, if we take into account country, legal entity, professional category, functional area in which each employee works, seniority and working time pattern (full-time or part-time), we would be talking about an **adjusted pay gap** (0.74% in 2022). This concept allows us to approach pay equity: equal pay for positions of equal value.

If we only compare average total pay, without considering factors other than gender, we would be talking about the **gross pay gap** (which was reduced to 16.80% in 2022). Closing this gap involves structural, social and cultural changes that require a long-term commitment. Therefore, at Telefónica, we are working along five lines to pursue this ambition. The basis for moving forward is to ensure equal pay in equal circumstances, which is why we were two years ahead of schedule in meeting the target of reducing the adjusted gender pay gap to +-1% by 2024.

Telefónica is working on five lines of action to eliminate the gender pay gap

- **Ensuring equal pay. As a starting point, we must ensure that men and women earn the same pay for the same job.**
- **Increasing the proportion of women in leadership and income generation positions (40% in 2022).**
- **Promoting gender parity in the Company's highest governing bodies.**
- **Strengthening the commitment to work-life balance and co-responsibility. Seven out of ten employees with reduced working hours are women. Awareness-raising and new models of flexible working are key elements to reverse this situation.**
- **Increasing the weight and prominence of women in digital and STEM environments. Currently, 21% of the Company's STEM positions are held by women. We promote initiatives to attract and give visibility to our female digital talent, since we believe it to be critical for the social and economic progress.**

According to international estimates, equal pay between women and men will not be achieved until 2157[1]. At Telefónica we aspire to achieve it by 2050.

> Programmes and actions to promote diversity and inclusion

In Telefónica, we encourage the recruitment of female talent, young talent and/or talented people with disabilities through "Talentum" scholarships and other initiatives.

Aware of the low participation of women in digital professions, **we encourage women to pursue** digital and STEM careers through a number of initiatives, including our internship programmes. In addition, we develop career acceleration and visibility enhancement programmes for female employees, which aim to train them in leadership skills and enrich their network of contacts.

Furthermore, we implement measures to facilitate a work-life balance and promote a cultural change with the aim of encouraging co-responsibility for care among our male and female employees, after identifying that a lack of co-responsibility hinders women's professional development.



For further information, see chapter 2.8.New ways of working.

We are committed to doubling the number of employees with disabilities globally over the next two years to reach over 2,700 people by 2024.



With regard to **people with disabilities**, in line with the 2024 target, we support their integration through agreements with external entities specialized in the search for professionals with disabilities. In addition, we offer resources to facilitate teamwork, such as the guide "Disability at Work: Everyone's Responsibility".

At the same time, we work to ensure the accessibility of our facilities, communication channels, products and services.



For further information, see chapter 2.10. Digital inclusion.

In terms of **generational diversity**, we have programmes for talent development and empowerment of young professionals. We are positive that attracting the best young talent is key to driving digital transformation. Additionally, we have initiatives to promote the employability of over-50s.

[1] Global Gender Gap 2021 (World Economic Forum)

Regarding **racial diversity**, in those locations where legislation allows for it, we monitor the number of employees by ethnicity and have initiatives to attract and promote leadership among ethnic minority professionals.

We are also committed to ensuring that our **LGBT+ employees** work in environments where they can give their best. In this regard, we have specific initiatives to attract and promote the development and well-being of transgender people.

We have also implemented measures that have an impact on the family of our employees:

- We offer specific benefits for LGBT+ couples and parents that go beyond the legal requirements.
- Telefónica has ATAM, a private social protection system for the families of employees with disabilities and dependency. The association offers comprehensive expert advice and direct financial support.

Furthermore, in relation to our **supply chain**, we include diversity criteria in the assessment of our high-risk suppliers through an external tool. In addition, we are increasing the range of social suppliers, particularly **Special Employment Centers,** in which most of the employees have a recognized disability, on our procurement platform.



For further information, see chapter 2.16. Responsible supply chain management.

> Awareness-raising and affinity groups

The value of differences, awareness of unconscious bias and prejudice, and the importance of inclusive leadership are some of the issues we address in our workshops, manuals and online courses. Besides, we offer training for departments and individuals with key roles to play in supporting the inclusion of all employees.

In addition, we have conducted **mandatory diversity workshops for members of the Board of Directors**.

We also have **affinity groups** for LGBT+ employees, employees with disabilities, employees of different ethnicities, young people and women. These groups, as well as giving visibility to their members, help to raise awareness and sensitize the workforce as a whole.

At a local level in Brazil, each month we focus our efforts on an internal awareness campaign on a specific diversity issue.

> We assume our responsibility as a leader in social issues

Telefónica collaborates **to close gender gaps in society**. Along these lines, we encourage women to take up digital and STEM careers and entrepreneurship. Through Scale Up Women, women entrepreneurs improve their network of contacts and seek new business opportunities.

In addition, we work with and financially support organizations whose mission is to defend gender equality, LGBT+ people, people with disabilities and ethnic diversity.

Mujeres en Red **is a Telefónica initiative that seeks to increase the participation of women in the telecommunications sector in Latin America. About 1,000 women work in companies collaborating with the programme, which has been recognised by Global Compact for its good practices in sustainable development.**


Mujeres
en red

> Partnerships

In line with our commitment, we have joined different global initiatives which seek to promote the economic and social empowerment of diverse demographic groups, particularly in the workplace, such as:

- On a global level, the Women's Empowerment Principles, led by UN Women and the United Nations Global Compact.
- The GSMA Principles for driving digital inclusion for people with disabilities.
- The Valuable 500 initiative, through which we made four specific commitments to raise the profile of disability on the global agenda.

- The UN Standards of Conduct for Business to protect the rights of LGBT+ people. Locally, we have partnerships with entities such as FELGTB and REDI in Spain, Stonewall in the UK, and the *Fórum de Empresas e Direitos LGBTI+* and *TransEmpregos* in Brazil.
- ClosinGap, the group of companies committed to close the gender gap in Spain; *Yo No Renuncio,* the network of companies which aim to promote a better work-life balance, in the same country; and, in Germany, the initiative to eliminate gender stereotypes in the professional world, Chefsache.
- In Brazil, we participate in *Movimento Mulher 360* and the Business Coalition to End Violence Against Women and Girls. In addition, we are signatories to the Pact for Inclusion and also the Business Network for Social Inclusion, and are part of the Business Initiative for Racial Equality and the Business Coalition for Racial and Gender Equality.
- In the UK, we work with 20/20 Change to empower and boost the careers of young people from ethnic minorities.

2.7.5. Progress in 2022

The Company's commitment to diversity and inclusion is reflected in the fact that, in 2022, **91% of Telefónica employees said they work at a company where they feel included**, and where equal opportunities are promoted, according to the annual climate survey, which is an all-time high.

> Gender equality

In October 2022, Telefónica's Board of Directors approved the first edition of the **Global Equality Policy**, which acts as a framework for the development of the various equality plans in each of the companies that form part of Telefónica.

In addition, in 2022, the Company's chairman signed up to the **Women's Empowerment Principles**, bringing a global dimension to a partnership that has so far been in place in Brazil, Mexico, Venezuela, Uruguay, Argentina, Colombia and Ecuador.

In relation to the fulfillment of corporate targets, in 2022 33.3% of members on the Board of Directors were women, and we managed to increase this percentage by 1.8 p.p., reaching a total of 31.3%[2] of women directors. This brings us closer to meeting our target of 33% in 2024. The yearly achievement of this target has seen its weighting in the calculation of our employees' annual remuneration triple from 1% in 2021 to 3% in 2022.



For further information, see chapter 2.16. Governance and a culture of sustainability

In relation to the **pay gap**, we reduced the adjusted pay gap to 0.7%, exceeding the group-wide target of 1% by 2024.

To achieve our targets in all areas of diversity, in addition to having diverse teams, an **inclusive leadership** style is essential. Along these lines, in 2022, the Breaking Point leadership development and training programme nurtured these skills among 900 leaders in Spain.

With the aim of **promoting equality** at all hierarchical levels and closing the gender pay gap, in 2022 we implemented a number of initiatives to accelerate the careers of our female employees, develop the pipeline of pre-executive talent and attract female talent. We provide some examples below.

- Empowering Women, which is aimed at promoting female leadership among all the women in the Company. It addresses the key issues and barriers faced by women who want to lead. Approximately 250 women participated in 2022.
- The Futura leadership programme in Hispanoamerica, which started its second edition, involving over 230 participants.
- Programmes seeking to promote STEM positions among women. In Brazil, the Women in Technical Areas Programme grew to 300 professionals.

In addition, we strive to ensure a working environment free of **sexual harassment**. To achieve this, in Hispanoamerica, we implemented a tool that allows us to easily identify possible cases of harassment by using artificial intelligence (AI).

Outside the confines of the Company, we are also working to promote the presence of **women and young people in STEM careers** and entrepreneurship through a total of 102 programmes and initiatives. These include Mujeres4Tech, #SheTransformsIT, Girls Love Tech and the STEAM Alliance for Female Talent, promoted by the Spanish Ministry of Education and Vocational Training.

Along these lines, in 2022, in addition to publishing the percentage of women in STEM positions (21%) at Telefónica, we calculated and made public for the first time the percentage of women in IT positions (25%) and in R&D (43%).

We also promoted, together with ClosinGap, the report “The opportunity cost of the gender gap in digital professions”, with the aim of raising awareness and sparking the necessary debate in society, which will enable us to adopt measures to redress existing

[2] In 2022, minor adjustments have been implemented in the formula for calculating the percentage of women directors. Maintaining the 2021 criteria, the figure would be 31.2%.

inequalities. With the same aim, we joined the "Yo No Renuncio por la conciliación" network of companies, focusing on promoting work-life balance and co-responsibility between men and women.

> Disabilities

In terms of our approach to **disability** in the workplace, our Global Diversity Council approved a new, global corporate target in October 2022 to double the number of people with disabilities in the workforce by the end of 2024. In line with this target, last year we signed a number of agreements with entities that help us identify candidates with disabilities, who have skills that meet the Company's needs, with an emphasis on attracting professionals with different types of disabilities.

"For Telefónica, contributing to providing opportunities for people with disabilities is not only an ethical imperative, but also a question of talent and business. In the current context, no company can afford to do without any valuable professional".

José María Álvarez-Pallete, **Chairman of Telefónica.**

In Brazil, over 300 people with disabilities were hired in 2022 alone. In addition, 170 exclusive vacancies were opened for people with disabilities to work in shops and administrative positions, and, as part of the Explore+ programme, 100% of the cost of training our employees with disabilities for short-term undergraduate and postgraduate degrees was subsidized.

In Spain, through the Include Programme, developed with Fundación GoodJob, we trained people with disabilities in cybersecurity, cloud, automation and robotisation. Furthermore, in 2022 we joined the Generation Valuable programme, promoted by The Valuable 500 initiative, which involves the mentoring of high-potential employees with disabilities in participating companies.

We enhanced our disability awareness programme for all employees, with information on the different types of disabilities and tools to promote equal treatment. We also provided specific sessions for team leaders, given their special responsibility.

In relation to our supply chain, in 2022 we increased our selection of Special Employment Centres, suppliers that have at least 70% of employees with disabilities, reaching a total of 39, and we disseminated this figure among our buyers in Spain.

Beyond the confines of our Company, in 2022 we worked to train elderly people and people with disabilities in the digital skills required by the market. Through our foundation, we served over 88,000 people with disabilities. Further information on social action in the area of diversity, disability and universal accessibility is available in the Fundación Telefónica Annual Report located at https://en.fundaciontelefonica.com/get-to-know-us/annual-report/.

> Generational diversity

In terms of **young talent**, in 2022 we launched new programmes such as Learn 2 Grow, a transformation programme that has empowered 370 young professionals in Spain; the Digital Transformation Development Programme, which offers an individual personalized plan for young people in Germany; and Generación Movistar, which has invited 70 young people from Hispanoamerica to develop a project that will boost their careers. In the UK, we partner with Future Careers to promote the development of young talent. During the year, Telefónica also supported the Sondersland youth employability and empowerment event.

In Germany, aware of the aging demographic situation in the country, we have promoted internal mobility and the inclusion of **all age groups** in our development programmes in order to leave no one behind and to get the best out of all our people. In addition, in Brazil, we strengthened the "+50 project", which encourages recruitment of people over 50 to work in our shops.

> Ethnic diversity

With regard to diversity by **origin or ethnicity**, in Brazil we placed greater emphasis on our programmes and actions to promote black talent. For example, in 2022, 50% of internship grants were allocated exclusively to black people. Similarly, we reached 213 employees through our career development programme and offered 50 vacancies in leadership positions exclusively for black people. In addition, we stepped up awareness-raising among our leaders on the issue through the *Raça em Foco* programme. All these initiatives have resulted in us having a workforce with 33% of employees who identify themselves as black. In relation to leadership positions, the target is to increase the percentage of black employees in these roles from the current 22% to 30% by 2025.

Similarly, in the UK we set ourselves targets for the next three years: 25% ethnic minority employees and at least 15% in leadership positions. In addition, we have promoted agreements, training and mentoring programmes to empower young people from ethnic minorities and boost their careers.

> LGBT+

With regard to **LGBT+ diversity**, in 2022 we continued to strengthen our affinity groups. It is worth highlighting that, in Hispanoamerica, we launched our "Sostener" network, which since its creation has promoted at least one awareness-raising action per month in the region.

In addition, we continued to support the integration of transgender people into the labour market. In Spain, in addition to participating in FELGTB's YesWeTrans project, we organized employability workshops for transgender people and launched a guide to the gender transitioning process at work, which aims to guide both the transitioning employee and their manager through the whole process.

In Brazil, we now employ over 70 transgender employees and expect to reach 100 by 2023. Along these lines, we signpost all our toilets to ensure that they are used in accordance with the gender with which the person identifies. We also finance 100% of the training for our transgender employees. In the UK, we have trained HR teams in the inclusion of transgender and non-binary talent, and launched a transgender and non-binary health policy.

Awards

- Bloomberg Gender Equality Index 2023 recognized Telefónica as one of the most committed companies in the world to gender equality based on data from 2022, for the sixth consecutive year. Locally, Telefónica Germany and Telefónica Brazil are also part of the index.
- The Financial Times recognized Telefónica as one of Europe's most inclusive employers in its 2022 Diversity Leaders ranking.
- Equality in the Company badge from the Institute for Women and Equal Opportunities (DIE): this award was obtained by Telefónica Móviles España, S.A. and Telefónica Soluciones de Informática y Comunicaciones de España S.A.U.
- IBEX Gender Equality Index selected Telefónica as one of the 45 Spanish listed companies with the greatest presence of women in senior management positions.
- In Hispanoamerica we were recognised by the PAR Ranking as being the best company in the sector for our practices in closing gaps.
- SBC Forum honoured Telefónica for its commitment to work-life balance in Spain. Along these lines, in Ecuador, we received EFR (Family-Responsible Company) certification from the Másfamilia Foundation.
- The Ethos Guide recognized Telefónica as one of the most diverse companies in Brazil.
- Great Place to Work identified Telefónica Brazil as one of the best companies for women and for professionals over 50.
- In Brazil, Telefónica was recognized for the Racial Equity Business Index.
- The Mujeres en Red programme in Hispanoamerica was awarded the Scotiabank Equality Award, the 12th Spanish International Corresponsables Award and features in the Aequales Par 2022 Ranking, among others. In addition, it was awarded by the Global Compact with the Recognition of Good Practices in Sustainable Development.
- Employers for Youth considered Telefónica to be one of the best employers for young people in several countries in Hispanoamerica.
- In the UK, VMO2 was recognized by the In House Recruitment Awards for the Future Career programme, the CIPD Awards for the internship scheme and The Firm Awards for the best emerging recruitment strategy.



MILESTONES

→ **For the sixth consecutive year, we formed part of the Bloomberg Gender Equality Index.**

→ **We endorsed our Global Equality Policy and signed up to the UN Women's Empowerment Principles globally.**

→ **We increased the number of employees with disabilities by 354 to 1,482.**

2.7.6. Staffing and diversity indicators

GRI 2-7, 401-1, 405-1

> Structure of the Board of Directors

Members of the Board of Directors by gender and age in 2022

Age range	Men	%	Women	%	Total	%
More than 50	10	77	3	23	13	87
From 35 to 50	0	0	2	100	2	13
Under 35	—	—	—	—	—	—
Total	**10**	**67**	**5**	**33**	**15**	**100**

> Staffing structure

Total number and distribution of employees by gender, age range, professional category and region

GROUP TOTAL		More than 50		From 35 to 50		Under 35		Total	
		2021	2022	2021	2022	2021	2022	2021	2022
Executives	Men	736	1,013	1,946	1,793	139	133	**2,821**	**2,939**
	%	4%	5%	6%	6%	1%	1%	**4%**	**5%**
	Women	246	383	1,025	1,003	87	84	**1,358**	**1,470**
	%	4%	6%	5%	5%	1%	1%	**3%**	**4%**
	TOTAL	982	1,396	2,971	2,796	226	217	**4,179**	**4,409**
	%	4%	6%	6%	6%	1%	1%	**4%**	**4%**
Middle Management	Men	1,516	1,800	3,462	3,577	652	691	**5,630**	**6,068**
	%	9%	10%	11%	12%	4%	4%	**9%**	**10%**
	Women	355	521	1,602	1,859	361	528	**2,318**	**2,908**
	%	6%	8%	8%	9%	3%	4%	**6%**	**7%**
	TOTAL	1,871	2,321	5,064	5,436	1,013	1,219	**7,948**	**8,976**
	%	8%	9%	10%	11%	3%	4%	**8%**	**9%**
Other Professionals	Men	14,678	15,669	25,683	23,690	15,568	15,275	**55,929**	**54,634**
	%	87%	85%	83%	82%	95%	95%	**87%**	**86%**
	Women	4,951	5,923	18,075	17,207	12,852	12,489	**35,878**	**35,619**
	%	89%	87%	87%	86%	97%	95%	**91%**	**89%**
	TOTAL	19,629	21,592	43,758	40,897	28,420	27,764	**91,807**	**90,253**
	%	87%	85%	84%	83%	96%	95%	**88%**	**87%**
Total	Men	**16,930**	**18,482**	**31,091**	**29,060**	**16,359**	**16,099**	**64,380**	**63,641**
	%	**26%**	**29%**	**48%**	**46%**	**25%**	**25%**	**62%**	**61%**
	Women	**5,552**	**6,827**	**20,702**	**20,069**	**13,300**	**13,101**	**39,554**	**39,997**
	%	**14%**	**17%**	**52%**	**50%**	**34%**	**33%**	**38%**	**39%**
	TOTAL	**22,482**	**25,309**	**51,793**	**49,129**	**29,659**	**29,200**	**103,934**	**103,638**
	%	**22%**	**24%**	**50%**	**47%**	**29%**	**28%**	**100%**	**100%**

14.213 employees under 30 years of age, of whom 6.641 are women and 7.572 are men.
64.116 employees between 30 and 50 years of age, of whom 26.529 are women and 37.587 are men.

GERMANY		More than 50		From 35 to 50		Under 35		Total	
		2021	2022	2021	2022	2021	2022	2021	2022
Executives	Men	65	92	93	91	6	2	**164**	**185**
	%	5%	6%	4%	4%	0.6%	0%	**4%**	**4%**
	Women	18	25	39	35	2	4	**59**	**64**
	%	3%	4%	3%	2%	0.3%	1%	**2%**	**2%**
	TOTAL	83	117	132	126	8	6	**223**	**249**
	%	5%	5%	3%	3%	0.5%	0.3%	**3%**	**3%**
Middle Management	Men	108	123	356	348	67	49	**531**	**520**
	%	9%	8%	15%	14%	7%	4%	**12%**	**10%**
	Women	33	34	99	112	24	20	**156**	**166**
	%	6%	5%	7%	7%	4%	3%	**6%**	**5%**
	TOTAL	141	157	455	460	91	69	**687**	**686**
	%	8%	7%	12%	11%	6%	4%	**9%**	**8%**
Other Professionals	Men	1,016	1,335	1,962	2,093	904	1,092	**3,882**	**4,520**
	%	85%	86%	81%	83%	93%	96%	**85%**	**87%**
	Women	486	633	1,352	1,406	608	752	**2,446**	**2,791**
	%	91%	91%	91%	91%	96%	97%	**92%**	**92%**
	TOTAL	1,502	1,968	3,314	3,499	1,512	1,844	**6,328**	**7,311**
	%	87%	88%	85%	86%	94%	96%	**87%**	**89%**
Total	Men	**1,189**	**1,550**	**2,411**	**2,532**	**977**	**1,143**	**4,577**	**5,225**
	%	**26%**	**30%**	**53%**	**48%**	**21%**	**22%**	**63%**	**63%**
	Women	**537**	**692**	**1,490**	**1,553**	**634**	**776**	**2,661**	**3,021**
	%	**20%**	**23%**	**56%**	**51%**	**24%**	**26%**	**37%**	**37%**
	TOTAL	**1,726**	**2,242**	**3,901**	**4,085**	**1,611**	**1,919**	**7,238**	**8,246**
	%	**24%**	**27%**	**54%**	**50%**	**22%**	**23%**	**100%**	**100%**

BRAZIL		More than 50		From 35 to 50		Under 35		Total	
		2021	2022	2021	2022	2021	2022	2021	2022
Executives	Men	128	175	836	840	112	102	**1,076**	**1,117**
	%	7%	8%	8%	8%	1%	1%	**5%**	**6%**
	Women	41	73	440	471	73	64	**554**	**608**
	%	7%	8%	7%	7%	1%	1%	**4%**	**4%**
	Total	169	248	1,276	1,311	185	166	**1,630**	**1,725**
	%	7%	8%	8%	8%	1%	1%	**5%**	**5%**
Middle Management	Men	204	238	1,006	1,107	290	376	**1,500**	**1,721**
	%	12%	10%	10%	11%	4%	5%	**7%**	**9%**
	Women	22	27	352	506	175	337	**549**	**870**
	%	4%	3%	6%	7%	2%	4%	**4%**	**6%**
	Total	226	265	1,358	1,613	465	713	**2,049**	**2,591**
	%	10%	8%	8%	10%	3%	5%	**6%**	**7%**
Other Professionals	Men	1,432	1,890	8,299	8,041	7,713	7,137	**17,444**	**17,068**
	%	81%	82%	82%	81%	95%	94%	**87%**	**86%**
	Women	551	806	5,502	5,806	7,570	7,245	**13,623**	**13,857**
	%	90%	89%	87%	86%	97%	95%	**93%**	**90%**
	Total	1,983	2,696	13,801	13,847	15,283	14,382	**31,067**	**30,925**
	%	83%	84%	84%	83%	96%	94%	**89%**	**88%**
Total	Men	**1,764**	**2,303**	**10,141**	**9,988**	**8,115**	**7,615**	**20,020**	**19,906**
	%	**9%**	**12%**	**51%**	**50%**	**41%**	**38%**	**58%**	**56%**
	Women	**614**	**906**	**6,294**	**6,783**	**7,818**	**7,646**	**14,726**	**15,335**
	%	**4%**	**6%**	**43%**	**44%**	**53%**	**50%**	**42%**	**44%**
	Total	**2,378**	**3,209**	**16,435**	**16,771**	**15,933**	**15,261**	**34,746**	**35,241**
	%	**7%**	**9%**	**47%**	**48%**	**46%**	**43%**	**100%**	**100%**

SPAIN		More than 50		From 35 to 50		Under 35		Total	
		2021	2022	2021	2022	2021	2022	2021	2022
Executives	Men	358	489	661	538	12	17	**1,031**	**1,044**
	%	4%	6%	8%	8%	1%	1%	**6%**	**6%**
	Women	133	201	368	330	9	10	**510**	**541**
	%	4%	6%	6%	7%	1%	1%	**5%**	**5%**
	Total	491	690	1,029	868	21	27	**1,541**	**1,585**
	%	4%	6%	7%	8%	1%	1%	**5%**	**6%**
Middle Management	Men	567	755	699	994	41	121	**1,307**	**1,870**
	%	7%	9%	9%	15%	2%	5%	**7%**	**11%**
	Women	175	289	394	598	24	71	**593**	**958**
	%	6%	8%	7%	12%	2%	5%	**6%**	**10%**
	Total	742	1,044	1,093	1,592	65	192	**1,900**	**2,828**
	%	6%	8%	8%	14%	2%	5%	**7%**	**10%**
Other Professionals	Men	7,722	7,462	6,529	5,026	2,086	2,129	**16,337**	**14,617**
	%	89%	86%	83%	77%	98%	94%	**87%**	**83%**
	Women	2,790	3,157	5,095	4,010	1,286	1,214	**9,171**	**8,381**
	%	90%	87%	87%	81%	97%	94%	**89%**	**85%**
	Total	10,512	10,619	11,624	9,036	3,372	3,343	**25,508**	**22,998**
	%	90%	86%	85%	79%	98%	94%	**88%**	**84%**
Total	Men	**8,647**	**8,706**	**7,889**	**6,558**	**2,139**	**2,267**	**18,675**	**17,531**
	%	**46%**	**50%**	**42%**	**37%**	**11%**	**13%**	**65%**	**64%**
	Women	**3,098**	**3,647**	**5,857**	**4,938**	**1,319**	**1,295**	**10,274**	**9,880**
	%	**30%**	**37%**	**57%**	**50%**	**13%**	**13%**	**35%**	**36%**
	Total	**11,745**	**12,353**	**13,746**	**11,496**	**3,458**	**3,562**	**28,949**	**27,411**
	%	**41%**	**45%**	**47%**	**42%**	**12%**	**13%**	**100%**	**100%**

HISPAM		More than 50		From 35 to 50		Under 35		Total	
		2021	2022	2021	2022	2021	2022	2021	2022
Executives	Men	170	229	329	291	9	12	**508**	**532**
	%	3%	4%	3%	3%	0%	0%	**2%**	**3%**
	Women	50	78	167	159	3	6	**220**	**243**
	%	4%	5%	2%	2%	—%	—%	**2%**	**2%**
	Total	220	307	496	450	12	18	**728**	**775**
	%	3%	4%	3%	3%	—%	—%	**2%**	**2%**
Middle Management	Men	606	625	1,353	1,034	237	124	**2,196**	**1,783**
	%	12%	11%	13%	11%	5%	3%	**11%**	**9%**
	Women	113	151	736	606	131	87	**980**	**844**
	%	9%	10%	11%	9%	4%	3%	**8%**	**7%**
	Total	719	776	2,089	1,640	368	211	**3,176**	**2,627**
	%	11%	11%	12%	10%	4%	3%	**10%**	**8%**
Other Professionals	Men	4,408	4,860	8,625	8,208	4,708	4,677	**17,741**	**17,745**
	%	85%	85%	84%	86%	95%	97%	**87%**	**88%**
	Women	1,089	1,282	6,028	5,877	3,329	3,177	**10,446**	**10,336**
	%	87%	85%	87%	88%	96%	97%	**90%**	**90%**
	Total	5,497	6,142	14,653	14,085	8,037	7,854	**28,187**	**28,081**
	%	85%	85%	85%	87%	95%	97%	**88%**	**89%**
Total	Men	**5,184**	**5,714**	**10,307**	**9,533**	**4,954**	**4,813**	**20,445**	**20,060**
	%	**25%**	**28%**	**50%**	**48%**	**24%**	**24%**	**64%**	**64%**
	Women	**1,252**	**1,511**	**6,931**	**6,642**	**3,463**	**3,270**	**11,646**	**11,423**
	%	**11%**	**13%**	**60%**	**58%**	**30%**	**29%**	**36%**	**36%**
	Total	**6,436**	**7,225**	**17,238**	**16,175**	**8,417**	**8,083**	**32,091**	**31,483**
	%	**20%**	**23%**	**54%**	**51%**	**26%**	**26%**	**100%**	**100%**

OTHERS		More than 50		From 35 to 50		Under 35		Total	
		2021	2022	2021	2022	2021	2022	2021	2022
Executives	Men	15	28	27	33	—	—	**42**	**61**
	%	10%	13%	8%	7%	—%	—%	**6%**	**7%**
	Women	4	6	11	8	—	—	**15**	**14**
	%	8%	8%	8%	5%	—%	—%	**6%**	**4%**
	Total	19	34	38	41	—	—	**57**	**75**
	%	10%	12%	8%	7%	—%	—%	**6%**	**6%**
Middle Management	Men	31	59	48	94	17	21	**96**	**174**
	%	21%	28%	14%	21%	10%	8%	**14%**	**19%**
	Women	12	20	21	37	7	13	**40**	**70**
	%	24%	28%	16%	24%	11%	11%	**16%**	**21%**
	Total	43	79	69	131	24	34	**136**	**244**
	%	22%	28%	15%	22%	10%	9%	**15%**	**19%**
Other Professionals	Men	100	122	268	322	157	240	**525**	**684**
	%	68%	58%	78%	72%	90%	92%	**79%**	**74%**
	Women	35	45	98	108	59	101	**192**	**254**
	%	69%	63%	75%	71%	89%	89%	**78%**	**75%**
	Total	135	167	366	430	216	341	**717**	**938**
	%	69%	60%	77%	71%	90%	91%	**79%**	**75%**
Total	Men	**146**	**209**	**343**	**449**	**174**	**261**	**663**	**919**
	%	**22%**	**23%**	**52%**	**49%**	**26%**	**28%**	**73%**	**73%**
	Women	**51**	**71**	**130**	**153**	**66**	**114**	**247**	**338**
	%	**21%**	**21%**	**53%**	**45%**	**27%**	**34%**	**27%**	**27%**
	Total	**197**	**280**	**473**	**602**	**240**	**375**	**910**	**1,257**
	%	**22%**	**22%**	**52%**	**48%**	**26%**	**30%**	**100%**	**100%**

Distribution of employees by nationality

Nationality	Employees (%)
Brazilian	34%
Spanish	26%
Argentinean	11%
German	7%
Colombian	6%
Peruvian	4%
Chilean	4%
Venezuelan	2%
Mexican	2%
Ecuadorian	1%
Uruguayan	1%
Other nationalities	3%

The figure of 3% for Others is made up of 96 nationalities.

Nationality	Professional Category	Employees
Brazilian	Executives	1,722
	Middle Management	2,606
	Other Professionals	30,881
Spanish	Executives	1,531
	Middle Management	2,738
	Other Professionals	22,624
Argentinean	Executives	186
	Middle Management	1,035
	Other Professionals	9,908
German	Executives	205
	Middle Management	618
	Other Professionals	5,992
Colombian	Executives	177
	Middle Management	387
	Other Professionals	5,955
Peruvian	Executives	137
	Middle Management	260
	Other Professionals	4,256

> Diversity indicators

Gender diversity

Indicators	2021	2022
Women in the workforce	38.1%	38.6%
Women on the Board of Directors	33.3%	33.3%
Women in all management positions[3]	30.3 %	32.7%
Women directors	29.5%	31.3%[4]
Women in middle management positions	29.2%	32.4%
Women hired under 35 years of age	45.7%	45.0%

Employees with disabilities

Indicator	2021	2022
People on the staff with disabilities	1,128[5]	1,482

Young people

Indicator	2021	2022
Under 35	29%	28%

[3] Executives (executive and management positions) and middle management.

[4] In 2022, minor adjustments have been implemented in the formula for calculating the percentage of women directors. Maintaining the 2021 criteria, the figure would be 31.2%.

[5] Correction applied due to error in the reporting of the data in the 2021 Consolidated Annual Report.

Cultural diversity by region

Region	Employees		Nationalities		Women		Men	
	2021	2022	2021	2022		2022	2021	2022
Germany	7,238	8,246	75	79	51	57	64	69
Brazil	34,746	35,241	25	27	14	15	22	25
Spain	28,949	27,411	51	54	41	40	39	43
Others	910	1,257	29	49	20	32	27	44
Hispam	32,091	31,483	37	35	27	23	30	30
Group Total	**103,934**	**103,638**	**99**	**107**	**71**	**82**	**89**	**101**

Cultural diversity represents the number of different nationalities that make up the workforce in the region. This figure is also given as a breakdown of the number of male and female employees

2.7.7 Remuneration indicators

GRI 2-21, 3-3, 202-1, 405-2

Average remuneration and its evolution, broken down by gender, age range and professional category

		Average Total Remuneration[6]				Pay Gap			
		Women		Men		Base Salary (%)		Total Remuneration (%)	
Professional Category	Age range	2021	2022	2021	2022	2021	2022	2021	2022
Group		30,831	33,372	39,422	42,631	20.77%	15.62%	17.49%[7]	16.80%
Executives	More than 50	142,911	163,410	178,565	197,650	13.10%	13.54%	19.97%	17.32%
	From 35 to 50	91,733	97,592	103,279	111,352	7.82%	8.60%	11.18%	12.36%
	Under 35	51,029	63,987	55,798	64,820	7.81%	0.02%	8.55%	1.29%
Middle Management	More than 50	65,096	70,969	59,357	67,178	-10.80%	-7.17%	-9.67%	-5.64%
	From 35 to 50	43,403	49,005	44,028	52,424	0.48%	5.22%	1.42%	6.52%
	Under 35	26,126	28,869	27,573	34,598	7.75%	17.58%	5.25%	16.56%
Other Professionals	More than 50	48,718	49,308	52,205	53,152	5.45%	5.90%	6.68%	7.23%
	From 35 to 50	29,126	29,904	32,398	33,968	8.41%	10.38%	10.10%	11.96%
	Under 35	14,714	17,153	18,126	21,316	20.76%	20.72%	18.82%	19.53%

Following our commitment to transparency of previous years, we publish results taking into account all salary concepts paid during the year.

[6] For the purposes of reporting the average total remuneration of all Telefónica employees, all executive positions of the Company have been grouped under the same category, "Executives". This includes senior managers and managers, given that the structure of the remuneration mix of both groups (fixed remuneration, annual variable remuneration, eligibility for the long-term incentive plan and other concepts) is aligned with the Telefónica Group's Global Remuneration Policy. The policy's main aim is to promote the achievement of the financial business, value creation and sustainability indicators.
The average total remuneration includes all salary items paid during 2022, where applicable. These concepts are total base salary, bonuses, commissions and commercial incentives paid, long-term incentives paid and benefits in-kind, including social benefits, accrued over the year.

[7] The calculation methodology has been changed in 2022 to take into account the different socio-economic realities of the countries that make up the group. Reported data in 2021: 21.79%.

Total Average Remuneration Ratio relative to Executive Chairman (CEO)

	Executive Chairman (CEO)	Total average remuneration ratio
2022	6,786,795	103:1

The ratio of the total annual remuneration of the Executive Chairman (CEO) and the average total remuneration of all employees based in Spain during is 103:1. This analysis takes into account the total remuneration accrued by the Executive Chairman in 2022, which includes the sum of the fixed remuneration, short-term variable pay, long-term incentive and benefits; the same elements have been considered for all active employees based in Spain as of 31 December 2022.

Total Average Remuneration of Directors by gender

	Women		Men	
Directors	2021	2022	2021	2022
	140,577	223,863	1,504,502	1,525,319

More complete and detailed information can be found in chapter 5 of this report (Annual Report on Remuneration of the Directors) and on the Telefónica website.

Ratio of minimum wage paid in Telefónica to local minimum wage

Country	Women	Men
Germany	1.00	1.00
Argentina	2.03	2.66
Brazil	1.09	1.09
Chile	1.21	1.15
Colombia	1.09	1.09
Ecuador	1.16	1.16
Spain	1.00	1.00
Mexico	1.18	1.18
Peru	1.00	1.00
Uruguay	1.32	1.23

> Gender pay gap

Gross and adjusted pay gap

Country	Employees		% Men		% Women		Gross Gap		Adjusted Gap[8]	
	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022
Group Total[9]	**101,520**	**101,227**	**62%**	**62%**	**38%**	**38%**	**17.49%[10]**	**16.80%**	**1.18%**	**0.74%**
Germany	7,094	7,544	63%	64%	37%	36%	21.03%	20.19%	4.28%	2.11%
Argentina	12,267	11,206	67%	67%	33%	33%	7.18%	6.00%	-0.41%	0.04%
Brazil	34,368	34,823	58%	57%	42%	43%	24.55%	23.37%	2.71%	0.85%
Chile	4,053	4,181	70%	71%	30%	29%	14.93%	10.31%	2.32%	0.80%
Colombia	5,730	6,236	58%	59%	42%	41%	13.94%	13.00%	-0.80%	0.26%
Ecuador	922	961	62%	61%	38%	39%	17.51%	20.16%	-0.14%	-0.41%
Spain	28,943	27,404	65%	64%	35%	36%	15.08%	14.42%	2.43%	1.87%
Mexico	2,096	1,797	66%	63%	34%	37%	14.39%	16.68%	0.08%	-0.69%
Peru	4,559	4,615	65%	66%	35%	34%	7.82%	7.72%	2.32%	0.74%
Uruguay	580	606	49%	50%	51%	50%	31.88%	33.35%	-0.94%	1.89%
Others[11]	908	1,854	73%	69%	27%	31%	20.98%	30.97%	0.00%	0.00%

Gender Pay Gap calculation

In order to calculate the gender pay gap in each of the countries, we have taken into account the total average remuneration from men minus total average remuneration from women divided by total average remuneration from men.

The total average remuneration includes all salaries received by the employee for one year. These concepts are:

- Total annual base salary
- Short-term variable remuneration: bonuses, commissions, sales incentives and other variable remuneration items paid
- Benefits in kind, including social benefits accumulated in one year
- Long-term variable remuneration: Incentives paid (shares)

The scope of this analysis includes all the employees in Telefonica Group up to 31 December of the analyzed year.

In the case of the global gross pay gap, a weighted average of the gross pay gaps of each country according to the total number of employees in each country has been applied.

[8] The adjusted gender pay gap is calculated using a mathematical regression model that relates average total pay to other factors as well as gender. Factors such as country, professional category, functional area in which the employee works, seniority, legal entity and working hours (full-time or part-time).

[9] Information of all Telefónica Group countries except Venezuela, due to its hyperinflation economic situation.

[10] The calculation methodology has been changed to take into account the different socio-economic realities of the countries that make up the group. Reported data in 2021: 21.79%.

[11] Remainder includes other countries such as: Bolivia, Belgium, China, Denmark, Estonia, France, Greece, Hungary, Ireland, Italy, Luxembourg, Netherlands, Poland, Portugal, Puerto Rico, Romania, Sweden, Switzerland, and the United States.

2.8. New ways of working

GRI 3-3

KEY POINTS

 66% of our total workforce has adopted a hybrid work model.

 78% of our employees feel they have a good work-life balance.

 We have developed hybrid, flexible and digital working frameworks at all of our operations.

2.8.1. Vision

The pandemic has unquestionably produced a new reality in the labour market worldwide. Nonetheless, physical presence at the office and personal contact between team members also brings added value. With that in mind, Telefónica is committed to a hybrid working model (on-site and remote) across the Group that combines the best of both working models. In general, we establish a minimum percentage of face to face time and a maximum percentage of remote time, which differs in the countries in which we operate and can change depending on the nature of the position whenever possible.

Our hybrid, flexible and digital work model seeks to boost team commitment and satisfaction while preserving the corporate culture and maintaining professional ties.




Our model is based on **universality** (it applies to all employees unless their role cannot be performed while working from home) and safeguards the **health and safety of our workforce.** It fully complies with local legislation and has been **agreed with the main trade union organisations** in the countries where we operate.

There is a growing social demand for work-life balance. At Telefónica, we work hard for that to be the reality. These efforts are clearly reflected in the results from our annual motivation survey, according to which 78% of our employees feel they have a good work-life balance. Thanks to our digital disconnection awareness initiatives, this percentage has risen by 10 points since 2019.

Telefónica is improving the compatibility of various lifestyles with professional demands, thereby fostering inclusion. We harness the potential of all employees in this way, regardless of their personal characteristics or circumstances.

The **redefinition of our workspaces** to be more digital, flexible and collaborative, in addition to a commitment to digital disconnection (Telefónica was a pioneer in this regard following an agreement in 2019 with all trade union organizations), and the **physical and emotional well-being** of our people, also form part of this new work model.

Leadership and our culture play a fundamental role in this transformation.

2.8.2. Targets

A key target for this new way of working is to boost employee commitment and loyalty, as well as to evolve towards a simpler and more flexible organisation. We therefore promote skills based on a culture of flexibility, trust and commitment, as well as the necessary skills required for a collaborative and dynamic work environment based on project management, autonomy and teamwork.

We want to continue being a driving force behind new working models where values such as well-being, flexibility, work-life balance, co-responsibility and equal opportunities are paramount.

Our flexible work models are a valuable tool for attracting and retaining talent, as well as for giving us access to new professionals located all over the world.

2.8.3. Action plan and commitments

GRI 3-3, 402-1, 403-4, 404-2



For more information, see section 2.6.5.2. Diversity and inclusion.

The **new agile ways of working** are much more than a methodology for Telefónica; they are a means of boosting a cultural transformation underpinned by the various local Agile offices. These offices combine Business, Transformation and People teams to align work frameworks to the specific characteristics of each business and the strategic priorities of each unit.

We continue to work on the implementation of more liquid and flexible organizational models that can help to empower teams and support business activity, within a context of process simplification based on an e2e and project-based work approach.

> How we lead

This new hybrid and flexible context has led to far-reaching changes in our leadership and our culture, changes that are highly necessary for achieving the best results. We are therefore undertaking an unprecedented cultural transformation to help us obtain an effective and sustainable employment experience that can evolve the relationship model between managers and their teams.

We are fully aware that we need new ways of leading to help us adapt to these new paradigms. As a result, in the various countries where we operate we are working to reorganize the skills of our leaders so they can be a source of inspiration and transformation within this new hybrid context. We also want them to promote a culture of confidence, conversations and productivity.

At Telefónica, we inclusively lead teams of a diverse nature.



> Digitalized environment

With a hybrid work model, the office becomes less of a place to perform a task and more of a space for inspiration, co-creation and networking between colleagues.

Telefónica's workspaces are therefore open and shared, and are technologically equipped for the hybrid model. We also have space management tools that are either up and running already or undergoing a trial period, depending on the location.



New Universitas Campus

Located at Telefónica District (Madrid), within the Innovation and Talent Hub, it boasts 2,000 square metres of the latest technology for in-person and remote training, including live-streaming services, multi-purpose spaces and recording studios.

Furthermore, we strive to enrich the vending areas and relaxation spaces at our offices to provide a cozy atmosphere that lets us network within our work environment while enjoying a nice break.

Collaborative technology, such as Microsoft Teams and the Workplace corporate social network, encourages interaction between employees and helps them to stay on top of the latest news and to share inspiring ideas and content.

Depending on the geographical area where we operate, we provide our professionals with ergonomic chairs, mobile telephones with unlimited data tariffs, and the option to buy office furniture under good terms and conditions. Additionally, we create spaces to promote emotional well-being with virtual cafés where we encourage networking.

In Spain, we also provide our employees with various tools so that they can record the start and end of their working day from any location, as required by current local labour legislation.

> Work-life balance

We develop the hybrid model by focusing on the employee and his or her family and by taking care of their digital health.

Reinforcing the **digital disconnection agreement** that the Company signed in 2019, we deliver courses including new routines and tips on how to maintain a healthy balance between work and free time, and organize teamwork in the best possible way.

We encourage **co-responsibility** of care between our male and female employees through awareness initiatives, because it has been demonstrated that a culture in which the weight of family and domestic responsibilities falls mainly on women is detrimental to their development and prevents the gender pay gap from being closed.

We foster measures that guarantee digital disconnection based on a commitment to **"disconnect to reconnect".** A combination of company, team and individual agreements is essential to achieving this goal. Such agreements regulate times at which communications

should not be sent and at which replies are not expected (except under exceptional circumstances), as well as guidelines on the planning and organisation of meetings.

We complement all this with training resources on disconnecting and relaxing, reasonable use of technology, and awareness about respecting personal relaxation time.



For further information, see Chapter 2.9. Occupational health, safety and well-being.

We have measures and initiatives in place which help our employees to achieve work-life balance and ensure their well-being: **flexible working hours, part-time work, reduced working hours, subsidized flexible working week, paid and unpaid leave, extended leave for personal reasons and hybrid working.**



For further information, see Chapter 2.6. Attraction, retention and skill development.

At the Telefónica Group, we are fully aware of the context of high uncertainty and volatility that has been accentuated by various overlapping crises (health, social, energy, political and economic). These situations have caused inflation and interest rates to rise, thus impacting negatively on the economy. We are therefore adopting measures in the territories where we do business (internally and always based on collective bargaining) to help our employees withstand the effect that this exceptional situation is having on them and their families.

> Labour relations. Social dialogue

At Telefónica, we are committed to the core standards of the International Labour Organization (ILO) in every country where we operate, particularly regarding freedom of association and the right to collective bargaining.

We ensure that **worker representatives** receive fair and free of discrimination treatment, and that all the tools they need to perform their duties of representation are available to them. **100% of Telefónica´s employees are protected by labour frameworks and, as the case may be, by their employment contracts, which govern working conditions under current local legislation.** The collective bargaining agreements include occupational health and safety clauses adapted to local legislation. Additionally, Telefónica also has an annual prevention plan in place, as well as mechanisms and procedures to promote employee involvement in the management of the Company, particularly in terms of information, consultation and participation.

In the matter of any significant organizational changes, Telefónica respects the period of prior notice set by the legislation of the countries where we operate, as well as those prior notice periods defined by collective bargaining agreements or policies.

Trade union activity

As a company, we reaffirm the important role played by trade unions in defending the interests of workers and we recognize UNI (Global Union) and the European Works Council as key partners in worldwide labour management.

At a local level, we also understand that works council management is steered through policies and rules established by the legal entity. Therefore, the procedures on reporting, consultation and negotiation have different meanings but are always in line with Telefónica's guiding principles.

Maintaining a **neutral position** on trade union activity is essential to ensuring a free and open environment that enables exercise of the right to free association. If workers wish to become members of a trade union, Telefónica will recognize trade unions that meet the terms and conditions set by ILO Convention 87, and always in accordance with local legislation.

Voluntary redundancy programme

With the intention of adapting our workforce to the needs of the business, several voluntary redundancy schemes were activated in 2022. All of them were based on the premise of being voluntary, universal and non-discriminatory.

A voluntary redundancy plan known as the *Plan de Desvinculación Voluntaria* (PDV) was launched in Hispanoamerica. A total of 1,029 people took part in the scheme, among which 93% corresponded to our operation in Argentina.

At Telefónica Spain, as part of the Social Pact for Employment signed by the Company and backed by the main trade unions, an Individual Suspension Plan (PSI from its Spanish initials) to suspend employment relations and encourage incentivized redundancies -based on voluntary action, non-discrimination and social responsibility- was approved in 2022. This plan helped to adjust the size of the workforce to the new reality of the Company, thus becoming a fundamental lever in the transformation process. The total number of employees affected in Spain stands at 2,347.

The Individual Suspension Plan (PSI) was aimed at employees born in 1967 or earlier who had been with the Company for at least 15 years. One factor that makes these initiatives stand out from other similar measures in our business environment is that they are socially responsible, since they do not require any expenditure from the state treasury.

> Outplacement programmes

Since the beginning of 2016, we have been running an outplacement service to help relocate employees who leave the Company as a result of redundancy or voluntary redundancy plans.

For six months, we offer:

- Individual work sessions.
- Group sessions and workshops.
- A technology platform to find new opportunities.

The main purpose of all these actions is to help employees find new opportunities at other companies or in their own businesses.

2.8.4. Progress in 2022

GRI 2-30

> New work model

In 2022, 66% of our employees took advantage of the **hybrid work model.** This model is flexible, adapted to both the needs of the team and the Company, and allows people to work from anywhere in the country. The model can be reversed by either of the two parties (employee or Telefónica). This percentage is lower than in 2021 due to the impact that COVID-19 had at the end of that year.

- According to the results obtained, our employees' perception of our hybrid work model was reinforced in 2022. In the annual climate survey, 91% of managers stated that working remotely makes their teams more productive. Furthermore, 94% of employees believe that this work model makes it easier for them to excel.
- 78% (4 p.p. higher than the results in 2021) of our employees believe that a good work-life balance is promoted at our Company.
- In 2022, we also continued to adopt agile work methods at all Group units: 44% of employees claim that they use some kind of agile framework (scrum, kanban, design thinking, lean thinking, etc.) which represents an increase of 6 p.p. when compared with 2021.
- More than 15,000 employees formed part of the **lifelong learning on digital and business skills**. Each country has its own programme:

Brazil - Vivo Explore - provided training on technology, digital services, creativity, innovation, well-being, self-care and personal leadership to all Vivo employees.
Spain - Reskilling Digital - offered courses on digital skills to all professionals in order to digitalise, simplify and automate everyday activities.
Germany - Stackfuel and Linked in Learning - supplied training across the Company on digitalisation issues: analytics and data science, cloud computing, cybersecurity and data protection, Internet of Things (IoT), agile methodologies, human-centred design and digital ethics.
Hispam- LideraT - provided a learning and development programme that created collaborative learning spaces to improve professional and personal skills for tackling business challenges.

> How we lead

Approximately 6,000 leaders took part in various leadership programmes that are helping to evolve our leadership model by adapting to the challenges posed by the new ways of working:

Brazil - Leader Academy - leadership programmes for developing the skills needed to manage teams, boosting trust, autonomy and collaboration.
Spain - Breaking Point - enhancing the role of people and team managers in more agile and flexible hybrid working environments.

We also ran team leadership programmes in different areas of the Company (CTO, Movistar Plus+, etc.).

Local efforts were complemented by a new global learning ecosystem led by Universitas aimed at boosting skill-building and reinforcing our growth mentality culture.

> Digitalised environment

In 2022, 100% of our employees had access to Office 365 and Microsoft Teams to facilitate collaboration in a digital environment. Furthermore, 100% of the workforce had a laptop computer. In terms of our corporate social network (Workplace), 60% of employees were active on this platform in 2022.

> Social dialogue

In early 2022, we signed an extension agreement regarding the II Collective Bargaining Agreement between Telefónica Spain, Telefónica Móviles and Telefónica Soluciones (CEV) and the leading trade unions, UGT and CCOO.

Percentage of all employees covered by collective bargaining agreements

Country	2021	2022
Germany	97.6%	85.9%
Argentina	76.4%	79.8%
Brazil	94.3%	94.1%
Chile	88.0%	72.3%
Spain	60.5%	54.3%
Peru	36.6%	30.1%
Total Group	**69.3%**	**66.3%**

100% of Telefónica's employees were covered by a labour framework regulating their working conditions. The data from Germany on 2021 has been corrected given that workers councils have been included under collective bargaining agreements. The indicator has decreased due to the voluntary redundancy programs (which have been joined mainly by employees under a collective agreement), to the increase in the recruitment of employees in areas with a lower percentage of employees under a collective agreement and, in specifically in Germany, to the acquisition of companies that do not have legal representation of their employees or their own collective agreement.



MILESTONES

→ **We have increased the percentage of employees who use an agile working framework by 6 p.p., to 44%.**

→ **According to the Annual Climate Survey, the opinion of our employees on their work-life balance has improved by 4 p.p. to 78%.**

→ **For yet another year, the perception among our employees regarding the hybrid work model remained highly positive.**

2.9. Safety, health and well-being at work

KEY POINTS

 78% of our employees feel that Telefónica supports well-being at the Company.

 96% of our employees are covered by a health, safety and well-being management system

 All our suppliers sign up to the Supply Chain Sustainability Policy, which sets out obligations for complying with health, safety and well-being best practices.

2.9.1. Vision

At Telefónica, we continue to make progress on positioning ourselves as a global benchmark for business well-being and renew our commitment to employee good health and well-being year after year.

We are aware that we still live in a situation of uncertainty and that the recent health, social, political and economic crises increase the risk of health-related tensions, especially of a psychological nature.

Furthermore, we are encountering new ways of organising work, which are characterised by flexible models encompassing on-site working, remote working and working from home. Preventive management therefore requires this to be adapted to the new environments and risks that emerge in those new models.

As a result, we continue to build a solid **culture of health and safety** focused on people at all levels: work environment, mental well-being, the promotion of health, physical activity and healthy eating, and personal environment.

Our goal is to be capable of generating confidence and optimism in the future, and this means managing and **improving individual psycho-social health** by offering psycho-social risk response and prevention programmes that can guarantee a preventive response to any health issues. We have therefore begun conducting psycho-social risk assessments that will provide us with a psycho-social diagnosis, to enable us to define improvement measures that are appropriate to the risks identified and the environment in which these measures should be adopted.

We also want to be a zero-accident company. This is why we place so much importance on **reducing the accident rate** and not exposing our employees to unnecessary risks. Our major operators therefore have targets based on the health and safety incident index. For example, at Telefónica Spain, the Frequency Index in the annual Prevention Plan is set to <5.

2.9.2. Governance

The Quality and Sustainability Committee is responsible for promoting the development of the Global Responsible Business Plan, which was approved by the Board of Directors and places emphasis on safeguarding and promoting the Health, Safety and Well-being (HSW) of our employees in the workplace.

2.9.3. Policies

At a global level, we draw up a shared approach to this issue via our Health, Safety and Well-being Policy, and actions are taken at a local level according to the reality in each country.

Our safety, health and well-being policy

We are committed to:



Identifying hazards and assessing risks in order to prevent work incidents and occupational illnesses.



Ensuring **compliance** with local regulations and international standards.



Promoting information, participation and queries by employees and all other parties.



Defining strategies that foster a **culture of incident prevention, well-being and health promotion.**



Applying the principles of continuous improvement through performance indicators.



Providing safe and healthy working conditions to prevent injuries and health deterioration.



Promoting best practices in our supply chain and with our partners.



Regularly and **transparently communicating our performance** and addressing any concerns raised.

2.9.4. Action plan and commitments

GRI 3-3, 403-1, 403-2, 403-3, 403-4, 403-5, 403-6, 403-7

> Management systems: prevention of work-related accidents and occupational diseases

We establish **procedures to identify hazards and assess risks** in order to prevent work-related accidents and occupational diseases, ensuring compliance with the legal requirements in force in each country. On a complementary basis, and in accordance with the principle of prevention, we also adopt other requirements based on local regulations and international standards.

Each one of our operators has occupational health and safety guidelines in place for the management of risks faced by engineers and office staff.

The processes for identifying hazards and assessing risks to prevent occupational incidents and diseases are set out in the Global Health and Safety Policy, as well as in the various local health and safety policies. These processes vary from country to country, but are all aimed at eliminating hazards and minimising risks.

In Spain, risk identification is carried out in various ways: specific reports are produced to analyse a given situation; risk assessments are conducted in workplaces; and accident investigations are carried out. The results of this technical activity are included in the so-called "Prevention Plan", which is sent to the corresponding management units so they can plan and develop the necessary corrective actions.

In Brazil, we have an identification and assessment platform for hazards and risks called the SOGI PRSSO (Occupational Hazards and Risks) module. In Germany, we have an accident-reporting process: accidents are registered in the accident database and they are analysed by occupational safety specialists using a checklist.

We also have **processes in place to investigate work-related accidents** at each operator.

In Spain, once the accident has been investigated by the occupational doctor, the result is reported to the Prevention Service and a prevention officer is assigned to determine the causes of the accident. The investigation report includes a series of conclusions and recommendations of which the employee and his or her immediate superior are informed. If any additional action is required, this is also communicated to the management unit so that the identified incident can be remedied or adaptations can be made.

In Brazil, we have a Technical Instruction for the Management of Workplace Incidents and Accidents, and a standard form for the recording and investigation of accidents at work. In Germany, the key problems that are identified via this process are discussed by occupational safety committees and measures are proposed.

> Occupational health services

We have health services with essentially preventive and health-promoting functions in every country.

In some countries, they are provided by in-house staff:

- In Spain, via the Joint Service for Occupational Risk Prevention.
- In Brazil, via specialised providers that we contract for acupuncture programmes, mental health (psychologists), nutrition, physiotherapy, meditation, primary healthcare (Einstein Clinic), pregnancy programmes, exercise in the workplace, chronic disease management, telemedicine, executive health check-ups, etc.

Most of our workplaces have an **on-site medical service,** and wherever this is not available, employees have access to medical services under the various health plans that are in place.

All our operations also have an **Emergency Plan** in place under which teams of people who have received first aid training can take action in the event of an emergency or natural disaster. In addition, we have early warning systems and specially-trained teams (through drills) prepared to deal with such events.

> Training and worker representation

Training and awareness-raising

All employees have online courses available to them on occupational health, safety and well-being. Ongoing and specific training is also undertaken with the local teams in the various countries on the implementation of health, safety and well-being management systems, as well as numerous health and awareness-raising campaigns.

Worker representation and participation

We promote information, consultation and participation for workers and other stakeholders to ensure safe and healthy workplaces. Worker representation on joint health and safety committees is the established model in the countries where we operate and 90% of our employees are represented on these committees.

In Spain, we have a central Health and Safety Committee that meets on a monthly basis, and we support that committee with provincial committees that meet every three months. In Germany, our occupational safety committee meets every quarter.

At Telefónica, we encourage and promote the physical and mental health of our employees, both in the workplace and in their personal and family environments.



> Promotion of employees' health

In line with our **target to be a benchmark for corporate well-being** with a positive impact on our employees, partners, the environment and the organisation, we implement initiatives that promote a culture of well-being at all levels of the organisation. Furthermore, we offer digital disconnection measures and seek to guarantee work-life balance for our employees.



For further information, see Chapter 2.8. New ways of working.

We know that employees value the right to a safe and healthy work environment. We therefore base our action on communication and open dialogue while seeking to make employees feel comfortable in sharing their incidents and concerns. This is reflected in the annual climate survey, in which 78% feel that Telefónica supports employee well-being.

This recognition is a product of our perseverance. Since 2015, we have had global guidelines for local implementation based on programmes that are adapted to the reality in each country where the individual lives and works, both in the work environment and outside of it, while also dealing with both physical and mental issues.

We believe that we are responsible for preventing and responding to the present and future psycho-social risks that may jeopardise the health of our employees. **We have therefore begun to assess psycho-social risks throughout the Company.** The goal is to use these assessments as a tool for identifying and monitoring those working conditions that might affect physical and mental health.

At the same time, we continue to promote emotional well-being and the psycho-social environment in the workplace in order to reduce **emotional and mental stress.** This has become a priority for our Company following recent global events (war in Ukraine, energy crisis, inflation, COVID-19).

We can highlight the following programmes in this regard:

Psycho-social health programmes

Country	Programme	
Brazil	*Conte Conmigo*	Support from social workers and psychologists, with free sessions about social, psychological, psycho-pedagogical, legal and financial help, both in-person and online.
Spain	*Programa de Salud y Bienestar.* Atam clinical team	This covers the mental/emotional/psycho-social health of our people based on specific actions for looking after these areas of health and well-being.
Germany	Feel Good Balance	This includes relaxation, stress management and resilience courses.
Hispam	Colombia	A psycho-social risk programme is in place. Employees also have access to guidance and support from psychologists through the 1DOC3 service.
	Perú	A psycho-social monitoring and assessment programme is in place. When issues are identified, talks are provided on managing stress and emotions, ongoing support is provided by social workers and constant monitoring takes place.

Through all these programmes, we promote initiatives that aim to raise awareness on nutrition, health, physical activity and emotional issues while helping us to implement corrective and preventive measures in each country.

We offer a portfolio of social benefits tailored to local practices in the markets where we operate, including universal health insurance for all employees, which includes psychiatric and psychological care cover, and a support service for people with disabilities aimed at employees and their families. Our social benefits include the care of mental health as a cornerstone for the well-being of our employees.

We facilitate workers' access to these wellness services and programmes through comprehensive communication campaigns. We also run training courses on emotional health, stress management, time management, leadership style and suicide prevention, among others.

We have platforms that help us promote physical activity in most countries, such as Gympass. In addition, we are transforming our relaxation spaces and catering areas to provide our employees with healthy products and other healthy ideas. We are also engaged in various nutrition programmes with nutritionists who draw up a dietary plan tailored to each person who takes part.

To complement these activities, we help to build environments that promote a higher quality of life and greater comfort by creating breastfeeding rooms, bicycle parking and changing rooms on our premises. We strive to foster accessibility to our spaces and thereby guarantee barrier-free environments for our employees with disabilities.

> Commitment to our suppliers

We foster best practices in health, safety and well-being in our supply chain and with our partners. All our suppliers accept the Supply Chain Sustainability Policy, which sets out compliance obligations in this area.

Our suppliers' activities involve greater risk of suffering an occupational accident, and therefore we focus on promoting and reinforcing best practices in occupational health, safety and well-being when working with them. This is reflected in the *Proyecto Aliados* (Allies Project), under which audits are conducted with a focus on occupational health and safety. These are accompanied by meetings with contractors and the development of improvement schemes.

The **Telefónica Integrated Prevention and Sustainability Plan** that was drawn up to develop an exceptional benchmark standard in our sector and the industry as a whole has three key pillars:

- The Responsible Business Principles, which not only contain our code of ethics but also our responsibility policy vis-à-vis stakeholders and society in general.
- The importance of sustainability for progress by society and reducing the impact from our activity and from our customers and suppliers.
- Our commitment to Occupational Risk Prevention, tied to well-being and the protection of our employees, joint companies and supply chain.

Supplier management

Step 1	Our suppliers must accept and sign our minimum standards on occupational health and safety.
Step 2	Risk analysis and identification of high-risk suppliers.
Step 3	Audits (administrative or on-site) of high-risk suppliers.
Step 4	Engagement with suppliers to improve the health and safety of those who work with us in our supply chain.



For further information, see Chapter 2.20. Responsible supply chain management.

> Employee health and safety: management of the COVID-19 crisis

Our management, in response to the coronavirus, was focused on maintaining the safety of our employees, customers and partners.

The formula that has allowed us to deal with this pandemic is a balanced mix of data analysis, active participation in international forums (WHO and United Nations) and daily interpretation of qualitative information (press, trends, news agencies, specialised studies).

With minor adaptations to existing tools, we have harnessed the full potential of the data and made safe progress on both health protection objectives and business challenges.

2.9.5. Progress in 2022

GRI 403-8

> Management system

96% of our employees are currently covered by a health, safety and well-being management system. Of those, 40% are covered by a certified system (based on ISO 45001 or OHSAS 18001 standards)[1].

Argentina certifies its ISO 45001 Management System at 10 buildings which contain all the operations for the Group in Argentina and account for 70% of the total country allocation.

Colombia renewed its ISO 45001 certification in November 2022.

> Awareness and prevention

We organized Well-being Week in several countries in 2022, during which we shared content on emotional health, physical activity, healthy eating, self-knowledge and happiness. We also organized a month focusing on mental health.

- In Spain, we organized the fourth Health and Safety Conference with our supply chain, the Orange, MásMóvil and Vodafone operators, representatives from society and ADEMI (the sector employers' association). We all share the goal of achieving **#zeroaccidents** in the sector.

- Argentina held its four-monthly Health and Safety Committee meetings with its contractors in the segment with the greatest risk to the operation in order to promote best practice in prevention and to generate commitments to improve. This space allowed us to share experiences, align our suppliers with Company targets and move together towards a culture of prevention.

- The good health and well-being channel in Spain has over 2,000 members and offers numerous activities and talks on well-being and emotional, physical and nutritional health to our employees. Some examples in the field of mental health are "the psychologist replies", "the effect of laughter", "managing uncertainty and techo-stress", and "healthy habits for a good night's sleep". We provided various webinars on nutritional health, including "nutritional labelling", "healthy lunch boxes" and "healthy eating at Christmas". In terms of physical health, we organised active breaks at work every week led by expert physiotherapists. We also arranged various motivational talks from experts, including Olympic medallists. **More than 8,000 people participated in the live events and we also achieved over 14,958 views, with an average rating for the initiatives of 4.87 out of 5.** The highest rated by our employees were active breaks at work, virtual Pilates sessions and the first aid workshop.

- As part of Brazil's commitment to maintaining a well-being culture and from among all the activities within its *Vivo Bienestar* programme, it is worth noting the 3,349 sessions provided under its nutrition programme and 8,651 sessions under the *Cuenta Conmigo* programme to promote emotional health. The Gaming House programme also stands out in 2022, as a way to boost well-being and entertainment for employees. This space is used exclusively for gaming and is equipped with next-gen devices, such as Notebook Gamer, Cockpit and Xbox. A first "FIFA" games championship was organised alongside the World Cup. This space has been visited by more than 1,000 employees since it was opened in August.

---

[1] Both indicators have decreased slightly due to the changes in perimeter experienced in the year. The departure of United Kingdom from the scope of calculation is especially significant.

- Germany used a **health app** for the first time as part of a pilot scheme. The app lets employees easily access the Feel Good programme and was used for the first time at the O2 Telefónica Run + Challenge 2022 and the Feel Good Nutrition Challenge. In each case, more than 30% of the workforce took part in the challenges. Furthermore, it once again offered training to its executives on mental health in the hybrid working environment.
- In 2022, awareness and prevention activities on various diseases (menopause, and prostate and testicular pathologies) were provided in Spain, Brazil, Germany and Hispanoamerica.
- The issue of **addictive behaviours** was approached in most countries under the various prevention programmes in place through talks, conferences and workshops given by specialists on the topic. Chile and Colombia stand out in this regard, the former with a specific policy on the issue and the latter with a policy against the consumption of alcohol and drugs.

> Work-life balance

In terms of work-life balance, we are engaged in initiatives in several countries. For example, in Germany, we offer virtual coaching and advice on looking after children and the elderly; in Brazil, we have the Vivo más familia parental support programme relating to the arrival of a new member of the family, with clinical, psychological and nutritional support for mothers, as well as skill development during pregnancy and the post-partum period extended to the support network. The programme includes support for parents during adoption procedures.

We also have various suppliers offering solutions that improve work-life balance for our employees, making day-to-day life easier through such services as legal, financial and tax advice, travel and hotel advice and even help finding domestic services, among other things.

> Healthy spaces

At Telefónica, we are committed to a hybrid work model. For that commitment to be successful, it is essential for the work spaces both in the workplace and in the home to meet certain minimum health criteria in terms of ergonomics, well-being and environmental quality. Although each country manages this issue separately, all of them establish recommendations and offer support on ergonomic aspects and occupational health and safety. Germany has a procedure for risk assessments for teleworking situations, training on health and safety in remote working environments and an online offer through the Feel Good programme, as well as the family service. In Spain, we have provided training courses on ORP to the entire workforce opting for teleworking and recommendations have been issued on working from home safely (physical and mental). Ergonomics kits were issued in Chile and disconnection campaigns were carried out.

> COVID-19

We have specific COVID-19 monitoring committees at a local level to ensure that prevention and health surveillance actions are adopted with full participation from the workers' representatives.

Recognition

- Brazil earned third place at GPTW for health management.
- Germany was included in the "Excellence Category" for the fourth time at the Corporate Health Awards.



MILESTONES

→ **We began to conduct psycho-social risk assessments at all our operators.**
→ **We shared the #zeroaccidents goal with the sector at the fourth Health and Safety Conference.**
→ **We remained committed to well-being and emotional health through initiatives for employees in all our operators.**

2.9.6. Main occupational health and safety at work indicators[2]

GRI 3-3, 403-8, 403-9, 403-10

	Germany		Brazil		Spain		Hispam[3]		Others	
	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022
Number of hours worked (TOTAL)	**13,909,860**	**14,602,833**	**62,957,490**	**65,516,000**	**54,162,018**	**54,487,829**	**61,617,883**	**61,166,302**	**5,448,243**	**2,123,004**
Number of hours of absenteeism (men)	378,696	524,902	1,767,032	745,168	618,168	1,248,794	784,838	959,848	148,400	5,600
Number of hours of absenteeism (women)	381,496	413,598	2,110,544	940,176	902,192	1,375,797	574,964	958,072	190,584	3,272
Number of hours of absenteeism TOTAL	**760,192**	**938,500**	**3,877,576**	**1,685,344**	**1,520,360**	**2,624,591**	**1,359,802**	**1,917,920**	**338,984**	**8,872**
Absenteeism rate (men)	0.04	0.05	0.05	0.02	0.02	0.04	0.02	0.02	0.04	0.00
Absenteeism rate (women)	0.08	0.08	0.08	0.03	0.05	0.07	0.03	0.04	0.09	0.01
Absenteeism rate TOTAL[4]	**0.05**	**0.06**	**0.06**	**0.03**	**0.03**	**0.05**	**0.02**	**0.03**	**0.06**	**0.00**
Lost day rate / severity (men)	12.13	9.43	3.04	19.68	45.99	15.84	82.01	75.33	0.00	0.00
Lost day rate / severity (women)	8.18	5.87	0.41	2.91	8.26	10.55	19.76	12.58	10.47	0.00
Lost day rate / severity TOTAL[5]	**10.77**	**8.20**	**1.97**	**12.72**	**32.73**	**13.95**	**59.13**	**52.39**	**3.93**	**0.00**
Lost day rate / severity (men)	12.13	9.43	3.04	19.68	45.05	15.59	179.00	82.11	0.00	0.00
Lost day rate / severity (women)	8.18	5.87	0.41	2.91	8.26	10.55	112.16	34.20	10.47	0.00
Lost day rate / severity TOTAL[6]	**10.77**	**8.20**	**1.97**	**12.72**	**32.12**	**13.79**	**154.44**	**64.59**	**3.93**	**0.00**
Accident frequency rate (men)	0.37	0.46	0.40	0.50	0.24	0.68	1.50	2.05	0.00	0.00
Accident frequency rate (women)	0.33	0.60	0.14	0.19	0.16	0.46	0.36	0.62	0.00	0.00
Accident frequency rate TOTAL[7]	**0.36**	**0.51**	**0.30**	**0.37**	**0.21**	**0.60**	**1.08**	**1.52**	**0.00**	**0.00**

[2] The variations between 2021 and 2022 are mainly due to the impact of COVID-19, changes in the scope (such as the exit of Telefónica UK), and the implementation of improvements in the information reporting processes.

[3] Hispam comprises: Argentina, Chile, Colombia, Ecuador, Mexico, Perú, Uruguay, and Venezuela.

[4] Absenteeism rate = total number of days lost due to absence / total days worked per year.

[5] Based on the list of occupational diseases from the International Labour Organization. Lost day rate (severity) = total number of days lost due to accidents in the workplace with leave and occupational disease / total hours worked per year) x 200,000.

[6] Based on the list of occupational diseases in local legislation, regulations and rules. Lost day rate (severity) = total number of days lost due to accidents in the workplace with leave and occupational disease / total hours worked per year) x 200,000.

[7] Accident frequency rate = (total number of accidents in the workplace with leave / total number of hours worked per year) x 200,000.

	Germany		Brazil		Spain		Hispam[3]		Others	
	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022
Occupational disease rate (men)	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.03	0.00	0.00
Occupational disease rate (women)	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.04	0.00	0.00
Occupational disease rate TOTAL[8]	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.04**	**0.00**	**0.00**
Occupational disease rate (men)	0.00	0.00	0.12	0.00	0.00	0.38	6.61	0.36	0.00	0.00
Occupational disease rate (women)	0.00	0.00	0.17	0.00	0.00	0.61	6.86	0.87	0.00	0.00
Occupational disease rate TOTAL[9]	**0.00**	**0.00**	**0.14**	**0.00**	**0.00**	**0.46**	**6.71**	**0.55**	**0.00**	**0.00**
Total number of occupational injuries with major consequences (Men)	**0**	**0**	**0**	**0**	**0**	**0**	**8**	**2**	0	0.00
Total number of occupational injuries with major consequences (Women)	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**2**	0	0
Total number of occupational injuries with major consequences TOTAL[10]	**0**	**0**	**0**	**0**	**0**	**0**	**8**	**4**	**0**	**0**
Rate of occupational injuries with major consequences TOTAL[11]	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**8.00**	**4.00**	**0.00**	**0.00**

[8] Based on the list of occupational diseases from the International Labour Organization. Occupational disease rate = (total number of occupational diseases / total number of hours worked per year) x 200,000.

[9] Based on the list of occupational diseases in local legislation, regulations and rules. Occupational disease rate = (total number of occupational diseases / total number of hours worked per year) x 200,000.

[10] Not including deaths.

[11] Not including deaths. Rate of occupational injuries with major consequences = (number of occupational injuries with major consequences (excluding deaths) / Number of hours worked) × 200,000.

	Germany		Brazil		Spain		Hispam[3]		Others	
	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022
Total number of recordable occupational injuries (Men)	11	15	0	1	49	50	419	368	0	2
Total number of recordable occupational injuries (Women)	4	9	0	0	37	24	58	85	0	0
Total number of recordable occupational injuries TOTAL	**15**	**24**	**0**	**1**	**86**	**74**	**477**	**453**	**0**	**2**
Rate of recordable occupational injuries (TOTAL)[12]	**0.22**	**0.33**	**0.00**	**0.00**	**0.32**	**0.27**	**1.55**	**1.48**	**0.00**	**0.19**
Number of deaths resulting from an occupational injury (Men)	0	0	0	0	0	0	0	0	0	0
Number of deaths resulting from an occupational injury (Women)	0	0	0	0	0	0	0	0	0	0
Number of deaths resulting from an occupational injury (TOTAL)	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
Rate of deaths resulting from an occupational injury TOTAL[13]	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**
Number of deaths resulting from an occupational disease or illness (TOTAL)	**0.00**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**

To improve the quality of the data, we have reported data related to occupational diseases based on two criteria:
1. On the basis of a global definition based on the list of occupational diseases from the International Labour Organization (ILO).
2. On the basis of local legislation, regulations and rules, as in previous years.

[12] Rate of injuries due to recordable occupational accidents = (number of injuries due to recordable occupational accidents / Number of hours worked) × 200,000

[13] Death rate as a result of occupational accidents = (Number of deaths resulting from injuries due to occupational accidents / Number of hours worked) × 200,000.

Coverage of the health and safety management system at work

	Germany		Brazil		Spain		Hispam		Others	
	2021	**2022**	**2021**	**2022**	**2021**	**2022**	**2021**	**2022**	**2021**	**2022**
Number of employees covered by the Health and Safety Management System	7,368	7,099	33,072	33,466	27,271	26,826	28,042	30,848	2,932	775
% of employees covered by the Health and Safety Management System	100%	86%	97%	95%	100%	97%	88%	98%	99%	65%
Number of employees covered by the Health and Safety Management System subject to internal audit[14]	0	7,099	32,761	33,447	26,332	26,283	27,403	23,259	2,884	775
% of employees covered by the Health and Safety Management System subject to internal audit[15]	0%	86%	97%	95%	96%	95%	86%	74%	98%	65%
Number of employees covered by the Health and Safety Management System subject to third party certification or auditing	7,368	7,099	0	285	24,193	24,577	31,125	23,141	2,884	166
% of employees covered by the Health and Safety Management System subject to third party certification or auditing	100%	86%	0%	1%	89%	89%	98%	74%	98%	14%

Relevant indicators VMED O2 UK[16]

- **Absentee rate:** 3%
- **Injury rate:** 0.36
- **Occupational Disease Rate (Based on local legislation, regulation and standards):** 14.30

[14] Annual reviews are carried out both externally and internally under the supervision of Occupational Risk Prevention Services, within the context of the Joint Prevention Service of the Telefonica Group.

[15] Annual reviews are carried out both externally and internally under the supervision of Occupational Risk Prevention Services, within the context of the Joint Prevention Service of the Telefonica Group.

[16] **Absentee rate:**

Total number of working days lost due to absenteeism of any cause against the total available annual workdays. This excludes contractors and temporary staff. The total available annual work days include all annual working days excluding bank holidays. For 2022, the total annual work days calculation was, the average number of employees x 255 working days.

"Any cause" refers to the total number of days lost due to occupational accident needing sick leave, non-occupational accident, occupational disease, common disease, and unapproved absences. Unapproved absences are those captured on the system as being “absent without authorisation” or “unauthorised”. This does not include approved absences such as holidays, study leave, maternity or paternity leave and days off.

Injury rate:

Total no. of occupational accidents with sick leave / Hours worked annually) * 200,000. The hours worked annual calculation is, average no. employees x 40 hours per week x 50 weeks per year. occupational accidents in the workplace needing sick leave. This excludes contractors and temporary staff.

Occupational Disease Rate

Total number of occupational illnesses / total number of hours worked) * 200 000. Total number of hours worked = Average No. employees x 40 hours per week x 50 weeks per year. Occupational disease definition used from the International Labour Organisation’s list of Occupational diseases. Common diseases are not considered occupational diseases.

2.10. Digital inclusion

KEY POINTS



Digital inclusion is the core pillar of our Company. Through the rollout of connectivity and the services we offer, we contribute to the socio-economic development of the regions in which we operate.



The World Benchmarking Alliance has recognised Telefonica for the 2nd year running as the world's leading company in the ICT sector for digital inclusion.



We promote the economic and social integration of persons with disabilities through technology by developing products and services that are accessible to all.

2.10.1. Vision

In 2016, the United Nations listed digital inclusion as one of the **fundamental human rights**, considering it a basic service to help close the digital divide, and thereby highlighting the social, cultural and economic inequalities that can result from a lack of internet access.

The most vulnerable groups in society are particularly affected by difficulties in gaining access to digital technologies, especially those with some form of disability, the elderly and rural populations

Digital solutions can also eliminate seemingly insurmountable barriers by creating positive impacts, enabling the transformation of communities and boosting local economies.

Our goal is to **bring technology to people** so they can benefit from all the opportunities offered by digitalisation and therefore build fairer, more prosperous and more sustainable societies. More specifically, we seek to connect the unconnected, provide access to new digital services for vulnerable groups in society, train and educate people in digital skills, and develop services that can generate social value and help protect our environment.

2.10.2. Governance and policies

Our Responsible Business Principles (the Company's code of ethics) **provide the most important guidelines which frame our commitment to digital inclusion.** The various sections of these principles reflect the importance we assign to such issues as digital rights, innovation, the development and responsible use of technology, and our commitment to the societies in which we operate.

In this context, **digital inclusion** is a cross-cutting process that takes place throughout the organisation. Internal organisational structures are in place to promote and lead the various key issues. Those structures include: the Responsible Business Office, the Global Sustainability Unit, the network operations areas for the roll-out of infrastructure, and Fundación Telefónica for topics related to digital skills development.

Our Company's firm commitment to responsible use of technology in protecting children and teenagers is also reflected in the Responsible Business Principles and various other corporate policies, such as the Diversity Policy, the Responsible Communication Regulations, and the Supply Chain Sustainability Policy

In turn, Telefonica's Sustainability and Quality Board Committee oversees the Global Responsible Business Plan, which covers all issues including the **responsible use of technology,** with a special focus on one of the most vulnerable groups in society: children.

Our strategic lines of action are divided into 4 pillars:

Strategic pillars for digital inclusion



Inclusive access

→ **Rollout of connectivity**
Guaranteeing that everyone has access to broadband communication networks in all regions, both urban and rural.

→ **Accessibility and technologies working for people with disabilities**
Ensuring that our digital services can be accessed by all and to guarantee technology can become a key tool for improving the lives of people with different abilities.

→ **Affordability**
Endeavouring to ensure that cost is not a barrier to using new technologies by offering options and tariffs that the entire population can afford.



Digital skills training

→ **Basic digital skills**
Offering our knowledge and skills to improve the digital skills of those people who need them most.

→ **Intermediate digital skills**
In line with our goal, training people on programming tools and technologies in order to improve the skills of the entire population.

→ **Employability and training in advanced digital skills**
Training young people in the professions of the future that will require advanced knowledge of technology and communications.



Innovation and relevant services

→ **Sustainable innovation: new services with an impact on society**
Developing new solutions and innovative services that can improve people's lives and be useful and relevant.



Secure and responsible use of technology

→ **Privacy and security**
Ensuring that our products and services meet the strictest privacy and security standards in order to generate trust in the use of new technologies.

→ **Responsible use of technology**
Protecting and fostering responsible use of technology.

Main KPIs on digital inclusion		2021	2022
Digital Inclusion Benchmark (WBA)	Ranking position	1º	1º
Connectivity	Premises reached by UBB own and third parties	159,841,086	168,057,417
	Percentage of mobile coverage in rural areas	77% - 94%	80% - 99%
	LTE/4G coverage	87%	90%
	Spain		
	Percentage of mobile coverage in rural areas	91% 4G rural coverage 20% 5G rural coverage	94%
	Percentage coverage 4G	98%	98%
	Percentage coverage 5G [1]	Not available	85%
	Germany		
	Percentage of mobile coverage in rural areas	94% with 50 Mbps	99%
	Percentage coverage 4G	100%	100%
	Percentage coverage 5G [2]	Not available	80%
	Brazil		
	Percentage of mobile coverage in rural areas	77% rural population with 4G/5G	80%
	Percentage rural coverage 4G	94%	96%
	UK		
	Percentage of mobile coverage in rural areas	Not available	>99%
	Percentage coverage 4G	99%	99%
	Percentage coverage 5G	Not available	43%
Product and service accessibility	Number of products and services with accessibility criteria	Not available Implementation in 2022	40
Affordability - Universal Service	Millions of euros	169	212
Digital skills training	Beneficiaries of digital skills development programmes[3]	1,212,765	1,305,715
	Beneficiaries of basic digital skills development programmes	Not available	1,779
	Beneficiaries of intermediate digital skills development programmes	Not available	1,299,086
	Beneficiaries of advanced digital skills development programmes	Not available	4,850

[1] Spain technical criteria 61%
[2] Germany technical criteria 69,1 %
[3] A total of 1,305,718 people have been trained within the projects: "Lanzaderas", "Conecta Empleo", "Piensa en Grande" and "Escuela 42".

2.10.3. Risks and opportunities

Although the roll-out of telecommunications infrastructure in recent years has connected a large part of the world's population to the internet and new digital services, challenges and barriers still exist that need to be overcome in order to close the digital divide.

There are five main barriers according to studies conducted by the Global System for Mobile Communications (GSMA), the international association of mobile operators:

Availability of high-speed networks enabling access to broadband services, mainly in remote or rural environments.

1. **Lack of digital knowledge and skills** among the population.

2. **Affordability in the prices for basic services** Affordability in the prices for basic services for people on limited incomes

4. **Relevance and usefulness** of new services that make them attractive to use.

5. Concerns about the **security and privacy** of technology solutions, and the risks associated with the use of online services.

Besides these barriers, we should also consider the **risks associated with regulations,** because these rules shape the context in which we operate.

However, and despite the complex nature of some of these challenges, the opportunities offered by digitalisation are key to **economic and social development.**

In this regard, companies in the telecommunications sector have become central to society's **'nervous system'** by keeping enterprises and communities active and connected, and delivering solutions capable of addressing the major challenges contained in the United Nations Sustainable Development Goals (SDGs).

As a result, not only can we make a positive contribution to social development, but a **growth opportunity for** our business clearly stands before us. Connecting new population segments or regions and developing new digital services will enable us to guarantee a bright future for the Company.

2.10.4. Action plan, commitments and progress

As part of our purpose to **"make our world more human by connecting people's lives"**, we are committed to bringing the best connectivity and the latest technology to everyone while leaving no one behind and advocating for **ethical, people-centred digitalisation.**

2.10.4.1. Inclusive access

Internet access and new digital services are a cornerstone in achieving the United Nations Sustainable Development Goals (SDGs) of the 2030 Agenda. To ensure that everyone has access to digitalisation, we are working on the following lines of action:

> Roll-out of connectivity

Our next-gen broadband networks are rolled out alongside measures to boost digitalisation, with a direct impact on socio-economic development and on the lives of many people.

We work on the following initiatives to achieve this:

We connect the unconnected

Millions of people around the world still have no internet access at the moment, or the connectivity available to them is very limited, especially in rural or hard-to-reach regions.

We therefore promote the roll-out of new communications networks in all regions, with a particular focus on rural areas.

In such countries as Brazil, Peru, Colombia, Spain and Germany, we have announced plans to extend coverage and infrastructures under agreements with third parties that will enable us to provide mobile broadband and fibre services in rural areas.

We improve and modernise our networks and infrastructure in response to new social demands.

We evolve and upgrade communications networks to provide the capacity needed for an increasingly more digitalised economy.

New digital services require new advanced infrastructure capable of guaranteeing sufficient capacity for its use. For this reason, we are upgrading and expanding our networks to use next-gen technologies that offer ultra-broadband services (5G and fibre optics).

Targets on connectivity
To continue our rollout of the best and most efficient connectivity, we have set the following targets:

- Achieve mobile broadband coverage for 90-97% of the rural population in our main markets by 2024, strengthening our commitment to the development of rural areas.
- Spain: achieve 100% fibre optic coverage by 2024. Furthermore, the goal is to extend coverage to up to five million fibre optic connections in rural areas by the end of 2024 through Bluevía, the new company set up between Telefónica and a consortium made up by Vauban Venture and Credit Agricole Assurances.
- Germany: promote the rollout of fibre optics in rural municipalities in collaboration with other partners. Over the coming years, our joint venture with Allianz aims to offer a service to 2.2 million people by investing €5 billion, predominantly in rural areas. This will allow 50,000 km of fibre optics to be installed over the next six years.
- Colombia: through the new company set up by Telefónica and KKR, bring Fibre-to-the-Home (FTTH) to 4.3 million locations in around 90 cities over the next three years. This will help the Government of Colombia with its intention to connect 70% of all homes and, above all, to improve connectivity speed in the country which, in turn, will advance progress toward the goal of eliminating inequality in the digital transformation.
- Brazil: through FiBrasil, the joint venture set up between the Telefónica Group and CDPQ, bring fibre optic infrastructures to 5.5 million homes and businesses over the next four years. This joint venture has been recognised as the Operation of the Year in Latin America within the telecommunications sector. The IJ Global Awards are presented every year to the best infrastructure and energy operations in several regions of the world.
- Peru: continue the `Internet for All` project that was launched in 2018 and jointly developed with Facebook, IDB Invest and the Development Bank of Latin America (CAF); we are committed to democratising internet access by rolling out coverage in remote regions of the country.
- United Kingdom: reach 50% of the population with 5G by 2023. Furthermore, the fibre optic network would expand to five million additional homes reached by 2026 through the new company set up between Telefónica, Liberty Global and Infravía.

Progress on connectivity
In the framework of the Mobile World Congress 2022, Telefónica presented its "Rural Manifesto, a proposal to develop inclusive and sustainable rural networks", a document that proposes a new route to connect the inhabitants of Latin America who do not have Internet access, most of whom live in rural areas.

Bridging the digital divide in Latin America means defining new solutions that meet the specific needs of rural areas. For this reason, the company proposes a new model that revolves around three axes: innovation, cooperation and sustainability.

Telefónica has continued its efforts to build networks that are increasingly primed to offer the best service to customers and manage growing traffic volumes.

In terms of fibre, we continue to maintain our global leadership, of which more than half of the networks are owned by the company.

In turn, 5G technology now covers most of the population in Germany and Spain, as well as more than 30 cities in Brazil. We also continue to expand 5G coverage in other operations.

A portion of the funds from our sustainable bonds (€2.8 billion up to 2022) has been allocated to bringing connections to unconnected areas and improving internet access in rural areas as a way to help close the digital divide.

  

We have been recognised by the World Benchmarking Alliance (WBA), an international organisation that assesses the top 150 companies in the technology and communications sector, as the **world's leading company** for our commitment to digital inclusion.

We have been recognised by Omdia as a **European leader** in the private LTE and 5G networks market.

Alongside Liberty Global and InfraVia CP, we have set up a joint company to build a new fibre optic network in the United Kingdom.

We have confirmed our partnership with the CAF under a new Framework Cooperation Agreement that will enable digitalisation in the region to be further accelerated through cooperation aimed at progressing towards a more inclusive and sustainable society. This partnership will help reach milestones linked to SDG 9 of the 2030 Agenda.

Together with the efficient high-performance satellite service from OneWeb, we will support connectivity expansion in Europe and Latin America by complementing the current offer and allowing ourselves to reach remote regions where we were unable to provide a service before.

We continue to have 4G/LTE coverage of more than 90% of the population in the four main countries where we operate.

Furthermore, we successfully brought 5G to more than 80% of the population in Spain and are developing projects in Germany, Brazil and Colombia to cover all rural areas with broadband technology.

> Accessibility and technologies working for people with disabilities

People-centred digitalisation should take place from an inclusive perspective to ensure that no one is left behind, regardless of their personal, economic or social situation.

At present, many people with disabilities have difficulty accessing the advantages offered by the increasingly wider digital world in such areas as e-commerce, financial solutions, health services and entertainment, etc. For this reason, technology has become a key ally for people with disabilities due to its potential to break down barriers and thereby make their social and economic integration easier.

Aware of this problem, we endeavor to make technology work for persons with disabilities and therefore ensure that everyone can access the advantages brought by the digital transformation. With that in mind, we consider accessibility criteria whenever we start developing our products and services, as well as in the channels and facilities we use to engage with our stakeholders.

Furthermore, we have aligned this target with our corporate commitment to diversity and inclusion, and we have adhered to the Principles for Driving the Digital Inclusion of Persons with Disabilities promoted by the GSMA, which provide a specific action framework for telecommunications operators. This commitment is reflected in the development of products and services adapted to the needs of people with disabilities and in actions aimed at improving the accessibility of customer service and communication channels.

In the same vein and in line with the Responsibility by Design project, we seek to integrate accessibility from the outset when developing our products and services. We have therefore included accessibility as a requirement for our online developments as well, following the guidelines defined by the Web Accessibility Initiative (WAI) of the World Wide Web Consortium (W3C).

In terms of products and services, besides guaranteeing accessibility criteria by design, we endeavor to develop innovative solutions that can improve the life quality of people with disabilities. These include:

- Movistar Plus+, the world's first private television service that enables access with triple accessibility (audio description, subtitles and sign language) to an extensive catalog of content via the Movistar+ 5S feature.
- Accessible PoS for ONCE Foundation vendors that include text-to-voice conversion systems and a Braille screen, among other accessibility features.
- Mapcesible, a collaborative platform on which accessibility is mapped and ratings can be checked before planning your daily travel.

To support achievement of our targets, we raise awareness and train the departments responsible for developing solutions. We also have a catalog of handbooks and training sessions on accessibility which are available to the entire workforce in order to guarantee accessibility in the main platforms and channels we use to engage with our stakeholders.

We work with benchmark associations to gain a better understanding of the needs and demands from this segment. In Spain, we work with the ONCE Foundation, Ilunión and CNSE, among others. At a global level, we take inspiration from such significant initiatives as The Valuable 500.

At the same time, we endeavor to ensure an equal user experience for all our customers by improving the accessibility of our **customer service and communication channels, both online and offline.**

As far as our **stores** are concerned, we offer video interpreting services in such countries as Chile, Uruguay and Brazil, and audio induction loop services for the hearing-impaired in markets such as Spain and the United Kingdom. In Argentina, we have developed and implemented the inclusive customer service API tool, which reduces barriers in face-to-face communication with our customers by using an app.

In terms of terminals, we work with mobile device manufacturers to enhance new capabilities that make them more accessible and easier to use for persons with different disabilities.

Targets on technologies working for people with disabilities

Our goal is to **guarantee the accessibility of our digital solutions** so that they can be used by everyone, regardless of their capabilities.

Progress on technologies working for people with disabilities

Over the course of the year, we enhanced our flagship solutions to address the needs of people with disabilities and the elderly:

- Movistar Plus+ 5S, the feature that allows customers with hearing or visual disabilities to access content on the Movistar+ television platform, has continued to grow and comprised more than 1,200 pieces of content with triple accessibility in 2022.
- Mapcesible, the collaborative platform for making journeys and visits easier for people with disabilities, increased the number of mapped locations to almost 38,000.
- ViveLibre, the digital solutions platform that supports personal autonomy and healthcare for people with disabilities, concluded several pilot schemes aimed at evaluating domestic sensor system prototypes. It also launched a process to implement the supply chain needed for the industrial manufacture of its devices. It is expected that this progress will enable ATAM to meet the commitments undertaken in experimental projects. One of those projects is RUMBO, which aims to provide people with disabilities with independent life models through innovative personal autonomy support practices and social participation. ATAM provides technology and services from ViveLibre to this project, led by COCEMFE.

As regards our **customer service and communication channels,** our websites comply with Level AA of the Web Content Accessibility Guidelines 1.0 (WCAG 1.0) established by the W3C (World Wide Web Consortium). Brazil and Ecuador have joined other group countries, such as Spain and Colombia, in offering a video interpretation service to hard-of-hearing customers.

At our **stores,** besides ensuring physical accessibility and guaranteeing technology-based solutions to offer an equal experience to all our customers, we have been providing information since 2022 on the accessibility features of the mobile devices in our catalog. Thus, customers can identify the best terminals for overcoming visual, auditory, cognitive and dexterity difficulties through a set of icons. In countries such as Colombia, we also have a Protocol on Special Customer Care for Persons with Disabilities and, in Mexico, we have provided training on this issue to virtually all customer service staff.

Finally, it is worth noting that, in 2022, we continued to expand our training offer on accessibility issues via new guidelines aimed at communication, brand and online channel areas. Furthermore, in line with our commitment to double the number of employees with disabilities by 2024, we have trained our staff on making the most of the accessibility features on such corporate tools as Microsoft Office 365.

> Affordability

The roll-out of connectivity always entails a cost that is passed on in the prices of the services offered.

Although the uptake costs of fixed broadband and especially mobile broadband have fallen over the last decade, we are continuing to work on new business models that will allow us to offer increasingly affordable tariffs aimed at ensuring universal access to communications services.

The pay-as-you-go mobile service, specific broadband packages, and the services for small businesses and entrepreneurs, are just some of the key tools we use at Telefónica to facilitate access to telecommunications services.

Targets on affordability

Our goal is to guarantee that all segments of the population can enjoy access to basic communications services.

In each of the countries where we offer our services, we analyse and seek business models that facilitate access by all segments of the population.

In some of these countries, we specifically contribute towards achieving this goal through the **Universal Service Fund** or collaborate with the public authorities to offer subsidised or regulated services.

The Universal Service Fund is a public investment fund whose objective is to guarantee the provision of services for all users regardless of their geographical location, while meeting quality standards and maintaining an affordable price. The investment is controlled by the public bodies designated for this purpose in each country.

Progress on affordability

Over the last year, our commercial brand O2 in Spain joined the **European Union digital connectivity discount programme for vulnerable groups.** Beneficiaries of this programme can receive a €20 discount each month on O2 tariffs for connectivity in the home until December 2023. This initiative forms part of the general global commitment framework of the Telefónica Group to close the digital divide in Spain by enabling more homes to access the internet, something of great importance for social and professional development and integration.

We also invested in the Universal Service in seven countries in 2022:

Universal Service (millions of euros)

	2021	2022
Argentina[4]	47	38
Brazil[5]	62	75
Colombia[6]	36	67
Ecuador[7]	3	4
Spain[8]	8	13
Peru	11	12
Venezuela[9]	2	3
Total	**169**	**212**

2.10.4.2. Digital skills training

We are committed to making the enormous opportunities brought by the technological revolution work for as many people as possible, and we know that a key part of that goal is to ensure the digital skills needed to make effective use of digital services.

Changes are also taking place in the labour market due to the digital revolution and those changes are leading to new needs, as well as a demand for new profiles and professional skills.

Mainly through the Fundación Telefónica and our Telefónica Educación Digital business unit, **we help people to acquire the digital knowledge and skills necessary to access the internet** and make use of new services, facilitating education at several levels:

Digital skills training

We want everyone to have technology know-how at their fingertips

1. Basic digital skills



Offering our knowledge and skills to improve the digital skills of those people who need them most.



2. Intermediate digital skills



Training people in programming tools and technologies in order to improve the skills of the entire population.



3. Employability and training in advanced digital skills





Training young people in the professions of the future that will require advanced knowledge of technology and communications.

> Training in basic skills

We work on initiatives, both our own and in partnership with third parties, to help people with no basic knowledge of new technologies learn how to use them.

The following programmes can be highlighted in this regard:

- ***Digital mobil im Alter*** (Digital Mobile for Seniors) in Germany: a training programme to show the elderly how to use smartphones and tablets, as well as to inspire and encourage them to explore the digital world.
- **Gurus:** specialised sales staff at major stores (the flagship store on Gran Vía in Madrid and Movistar Centre in Barcelona) help answer questions about technology and services, as well as give recommendations and advice on better use of mobile devices.
- ***Conecta Educación*** (Connect Education)**:** a personalised online training programme (courses and workshops) aimed at promoting the digital transformation of social action that is adapted to different levels of digital literacy and labour market needs.

[4] Argentina: the value reported for 2021 only includes figures from the January-November period. November and December estimated.
[5] Brazil: 2022*: FUST 272,086,640.54 and FUNTTEL 136,043,320.75.
[6] Colombia: includes the figure paid in 2022. Exchange rate COP$ $4.421/€ average in 2022.
[7] Ecuador: the payments correspond to 1% of Universal Service (FODETEL, payment made quarterly, based on the previous quarter's income). Includes payments by SMA, LDI, Portador and internet access.
[8] Spain: the data corresponding to the 2021 and 2022 financial years include adjustments for income provisions from previous years to that date, in accordance with the final rulings received from the CNMC.
[9] Venezuela: estimated in the last quarter.

- ***Renacer Digital*** (Digital Rebirth): an initiative promoted by Fundación Telefónica to bring technology to the elderly through digital literacy workshops aimed at helping them to become digitally independent.

> Training in intermediate digital skills

At this training level, we can highlight ***Conecta Empleo*** (Connect Employment)**,** one of the most renowned employability programmes run by Fundación Telefónica: it offers free online courses and digital tools to help train people for the jobs in highest demand.

Aware that digital skills are essential for gaining access to the modern labour market, through *Conecta Empleo* we have launched ***Profesionales 4.0***, an initiative in partnership with the Spanish Confederation of Business Organisations (CEOE) to encourage the digitalisation of productive sectors in Spain based on cross-cutting and sector-specific training programmes. This initiative has been run four times already since 2020.

The *Conecta Empleo* programme also has two tools aimed at facilitating the user's decisions: the "Job Map", which helps choose courses by showing the most highly in-demand digital jobs; and the Virtual Career Advisor, a chatbot based on artificial intelligence and big data that advises participants on designing the most suitable professional path for themselves.

Finally, the programme includes the *Lanzaderas Conecta Empleo*, which encompass the schemes *Lanzadera Conecta Empleo, Satélites de Empleo* and *Alfabetización Digital.* Their goal is to adapt career guidance to the challenges of the digital age and the ever-changing labour market. A total of 193 projects will be carried out by 2023.

> Employability and training in advanced digital skills

Fundación Telefónica is promoting "42: *Campus de Programación*" under an agreement with the international organisation *l'École 42*. This initiative aims to make digital training an attractive and accessible educational option for many young people.

Based on an innovative methodology of proven effectiveness in other countries, "42" offers free and open training. Its educational model is based on peer-to-peer learning. It is participatory and gamified, and developed through the implementation of projects in different branches of programming. Each student sets his or her own pace of learning and the emphasis is on collaborative work in order also to teach such values as effort, tolerance of frustration, the ability to improve, and teamwork.

Targets on digital skills training

Our main target is to ensure that everyone has the necessary knowledge to be able to access and harness the advantages offered by the digital world.

To do so, each one of the initiatives defines specific plans and objectives each year, often together with our partners.

> Progress on digital skills development

The "Digital Leaders" initiative was implemented in 2022. It consists of training workshops **aimed at working on digital intelligence throughout the entire education community with a focus on digital skills and boosting positive use of technology in children and young adults.**

Eight *Renacer Digital* workshops were organised in Spain, two of them at our two leading Movistar stores: Gran Vía in Madrid and Movistar Centre in Barcelona.

We launched the new Universitas Telefónica campus in Madrid, a new ecosystem for innovation in learning and a key part of the global Innovation and Talent Hub, with more than 2,000 square metres of space equipped with the most cutting-edge technology.

Fundación Telefónica has joined the Pact for the Digital Generation, an initiative by the Spanish Ministry of Economic Affairs and the Digital Transformation to provide the right tools and systems for training Spaniards in digital skills.

The Manifesto for the Improvement of Digital Skills in the Spanish Population (Pact for the Digital Generation) seeks to offer a core set of areas, abilities, key skills and performance levels so the public can have the chance to acquire, develop and improve their digital skills, based on a holistic and equal approach aligned with the European Digital Competence Framework for Citizens.

Together with nearly 50 Spanish entities, Fundación Telefónica is committed to moving forward on projects that can help to build a digitally competent society in which no one gets left behind.

Spain: The Official Chamber of Commerce of Spain in France (COCEF) awarded the 2022 CSR/Sustainability/Social Award to our "42 Spain" project. Each year, these awards recognise organisations and individuals who play a fundamental role within the framework of relations between the two countries.

Miríadax is a platform that has been recognised as one of the five most important e-learning platforms in the world. It currently has over 7.6 million registered students, over 100 education partners and a teaching community made up of over 3,500 teachers. More than 30 new specialised courses have been added to its portfolio, on education trends, political communication, technology and programming, among others.

The Profuturo programme was created in 2016 and seeks to help improve universal and quality education by offering training and mentoring to teachers, as well as access to digital resources for children in the most vulnerable environments of countries in Latin America, Africa and Asia.

In 2022 Profuturo direct and indirect benefited 7.2 million children around the world and more than 400,000 teachers.



Since the programme was launched, it has benefited a total of 27 million children and 1.3 million teachers. In 2022, we received more than 1.1 million visits to open education resources from more than 250,000 users.

In 2022, **€38.6 million** was made available to the programme, including contributions from the founders, private contributions and reserves. The programme involves work from 44 professionals, of whom **66% are women.**

Apart from that, we also partner with the COCEDER initiative (Confederation of Rural Development Centres) to:

- Promote entrepreneurship and reduce the digital divide among women in rural environments in order to boost employability.
- Provide training and economic resources aimed at improvements in digital skills among rural women.

2.10.4.3. Innovation and relevant services

Having access to networks or ensuring that people have the necessary skills and knowledge is fundamental, but not enough to make sure they make use of new digital skills. **Solutions, services and content also need to bring added value to their daily lives.**

The development of such solutions and content also allows us to respond to social challenges tied to health, education, rural economic development and security, among others.

Therefore, we innovate in new ranges of services, on the one hand, and, on the other, we encourage technology to become a key tool in the development of a more inclusive society.

> Sustainable innovation: new services with an impact on society

We work on developing new products and services that can help to close the digital divide and foster a social impact.

These services range from health solutions to services capable of facilitating digital inclusion and technological development in rural regions.

Given the relevance of these issues, these products and services will be discussed in more detail in a separate chapter of this Report.



For further information, see chapter 2.13. Sustainable innovation.

2.10.4.4. Secure and responsible use of technology

Closing the digital divide is key to generating trust: concerns and hesitancy over security and privacy risks must be minimised.

We adopt a holistic approach to this problem in order to offer a response to these risks and foster responsible use of new technologies, mainly by such vulnerable groups in society as children.

> We guarantee the privacy and security of people accessing digital services

These are two strategic factors at our Company, so specific policies and commitments have been put in place.

We encourage everyone in society to use technology responsibly through a number of awareness initiatives and digital skills training. We are also aware of the need to have the necessary information and tools that enable users to know how to properly respond to any attempted fraud or breach of the privacy and security they enjoy in the products or services they use. For further information, see the chapters on "Privacy and security" and "Responsibility in our products and services".



For further information, see chapter 2.19. Privacy and security.

> Responsible use of technology

At Telefónica, we are convinced that meaning is given to technology by people, not the other way around. For that reason, we are firmly committed to **promoting responsible use of technology** and the protection of children on the internet. These efforts can be summarised into **six lines of action:**

Partnerships with stakeholders

Ensuring a more secure internet is a task we cannot tackle alone. At Telefónica, we work with partners in the sector and civil society to ensure all of us - children, young people and adults - remain aware that, although the internet is an open window to the world, it depends on us and our behaviour on the internet to ensure that the experience is healthy, safe and enriching.

In this regard, we can highlight our collaboration with:

- State law enforcement forces, as well as support for the various national hotlines: Alianza por la Seguridad en Internet ANATEL, Safernet, Te Protejo (Colombia and Mexico), UK Safer Internet Centre, Centre for Child Protection on the Internet, Alerta Amber, Secretaría Nacional de Niñez, Adolescencia y Familia (SENAF), INADI, etc.

- NGOs and national associations: UNICEF, Faro Digital, Internet Matters, RedPapaz, ChildFund Ecuador, Plan Internacional Ecuador, Moders, Sin Trata A.C., El Abrojo, Gurises Unidos, Obra Social San Martín, Rescatando Sonrisas, Aldeas Infantiles, Obra Banneaux, Fundación Sophia, INAU, Inisa, Inefop, Ministerio de Educación y Cultura, Ministerio de Desarrollo y la Fundación Humaniza Josefina, Fundación Asperger de Venezuela (Fundasperven) y Comunidades WEPs Venezuela (ONU Mujeres), ONU Mulheres Brasil, Coalizão Empresarial Pelo Fim da Violência Contra Mulheres e Meninas, Comisión de Derechos de la Niñez y de la Adolescencia del Senado de la República (México), United States Department of Justice, International Centre for Missing & Exploited Children (ICMEC) y United Nations Office on Drugs and Crime (UNODC) (México), Alerta Amber, Fiscalía Especial para los Delitos de Violencia contra las Mujeres y Trata de Personas (FEVIMTRA)(México), Secretaría Ejecutiva del Sistema Nacional de Protección de Niñas, Niños y Adolescentes (SIPINNAi) y Aprende Mx, Comisión de Tecnologías de la Información y Contenidos Audiovisuales dirigidos a Niñas, Niños y Adolescentes (CTICNNA) (México), Festival de la Ciberseguridad para América Latina (México), Secretaría de Desarrollo Económico (SEDECO), Asociación Mexicana de Mujeres Jefas de Empresas (AMMJE) a través del Proyecto Womanx, Procuraduría Federal del Consumidor (PROFECO), etc.

- Actions with key stakeholders in the online protection of children and teenagers: Inhope, Insafe, ANATEL, Fundación Habla, Circuito Radial "FM Center", Construyendo Futuros, Te Contamos, Secretaría de Gobierno y Transformación Digital de la Presidencia del Consejo de Ministros de Perú, safe internet centres, governments, etc.

Telefónica is also part of the following partnerships in order to promote the **exchange of best practice and the promotion of specific actions** around good use of the internet and technology at a global level: ICT Coalition and the Alliance to Better Protect Minors Online.

- Both globally and locally, we continue to promote the acquisition of digital skills and encourage the healthy and safe use of technology through our participation in: DigitalES (Spain), Generación Única UNICEF (Argentina), Juntos por una Internet Segura - Ministerio de Telecomunicaciones y de la Sociedad de la Información (Ecuador), Mesas de trabajo Ministerio de Educación y Cultura, Instituto Nacional de la Juventud and Ministerio de Desarrollo Social (Uruguay).

Content blocking

In the proactive fight against content with images showing the sexual abuse of minors on the internet, Telefónica blocks these materials based on the guidelines and lists provided by the Internet Watch Foundation in the following countries: Ecuador, Spain, Mexico, United Kingdom, Uruguay and Venezuela. Telefónica Colombia does the same based on the URL lists provided by *MINTIC, DIJIN, Coljuegos* and legal authorities. This procedure always complies with **network neutrality,** the right to freedom of expression and, above all, current regulations at all times, and the blocking of content is also coordinated with the corresponding police forces and other public bodies.

Audiovisual environment

The way we consume television has changed. However, children and teenagers are making **increasingly intensive use of audiovisual content.** Screens also play a fundamental role in their personal, social and civic development, which is why we believe it is vital to:

- Ensure our programming protects children from potentially inappropriate content.

- Create the tools needed to make good use of television, ensuring that parents have effective technical means that allow them to exercise their own responsibility over the television content watched by their children.

- Promote digital literacy among minors and their families in order to leverage the potential of audiovisual media, making them aware of the need for responsible and intelligent use of screens.

That is why we have included the following initiatives in our operations:

- **Labelling and cataloguing** of content by age and type of content.
- **Parental controls,** parental PINs and purchase PINs on the device so customers can block access by children to certain channels and on-demand content.
- **Adult content** is presented in a section that is separate from other content and a special PIN must be entered to access it.
- **Information on responsible TV use** on the device itself and on the commercial website, as well as other awareness-raising activities on digital literacy.
- The M+ **mobile app** for smartphones and tablets.
- **Profiles on devices** for each member of the household so they can access their favourite content.
- **Child profile on devices** so that the youngest members of the household can browse content for "up to 12s" in a safe environment (available for tablets and smartphones running Android 8 or above and iOS 12 or above).

Products and services

Although we at Telefónica believe that nothing can replace the role of an adult when it comes to educating children and young people on **healthy and safe use of screens,** whenever this is impossible we offer our customers various products and services that can help them:

- Parental controls: *Qustodio* (Chile), *Control Parental Movistar TV* (Venezuela and Colombia), *Control Parental Movistar Internet* (Colombia) and *Ambiente Kids on Movistar TV* with specific content for children (Ecuador).
- Security solutions with parental control functionality: *Smart WiFi* (Spain), *Vivo Play TV* and *Vivo Play App* (Brazil).
- Other services (anti-virus, personalised packs): *Conexión Segura* (Spain), *O2 Protect* (Germany), *Localizador Familiar* (Argentina), *Seguridad Dispositivo* (Spain), *Seguridad Total* and *Premium McAfee* (Chile), *Seguridad Total* (Colombia), *Seguridad Total + Conexión Privada Móvil* (Argentina), *McAfee Seguridad Digital* and *Safe Connect* (Brazil), *McAfee Mobile Security Plus* y *Virgin Media Internet Security* (UK) y Protección McAfee (México).

Working together with our suppliers

We assess the implementation of basic child protection parameters alongside our suppliers (especially in the field of security), from the design of terminals to the operating systems installed on them.

We ask device manufacturers and operating system providers to include the following:

- **Mechanisms that protect children and teenagers:** parental control, age restrictions, approval systems for the installation of applications, protection systems for purchases, limits on the use of applications and devices, etc.
- **Self-monitoring mechanisms,** known as "digital well-being", that enable better use of devices and offer options to the user on reducing possible dependence.
- Regular security **updates** to protect our customers from the new risks and threats that jeopardise user data and privacy while extending device lifetime.
- **Features** that help users to reduce distractions due to misuse of a mobile phone while driving (voice operation, muting of notifications, etc.).

Education and awareness-raising initiatives

We are continually talking about the challenge of keeping up to date with developments in technology and having the necessary knowledge to live in an increasingly digitalised society in a conscious, responsible and safe manner. Every technological breakthrough places a new educational challenge before us all, both adults and children, that we should know how to harness to its best effect.

Fully aware of this situation, Telefónica is committed to developing training and awareness-raising initiatives for all our audiences.

- The **Dialogando** portal is a fine example of this. This initiative is up and running in 10 countries where our Company operates and it helps society to reflect on how we use technology in our daily lives thanks to resources prepared by a committee of experts on digital education and other issues.
- With the **Blog ThinkBig,** we also discuss the most popular issues related to the responsible use of technology among our stakeholders.

Targets on responsible use of technology
We endeavour to make the internet a safer place by promoting awareness-raising and training initiatives in which children and adults can learn to make the most of the potential from digital tools.

At Telefónica, we are also committed to promoting and developing products and services that help families to successfully tackle the challenge of the digital world.

Progress on responsible use of technology
Throughout the year, numerous awareness-raising initiatives were carried out on the following topics: grooming, sexting, cyberbullying, digital divide, digital violence, tolerance on the Internet, digital well-being, responsible driving, online fraud, data privacy, digital identity, fake news, eSports and gaming, digital leisure, etc., with 9,902,501 people impacted. The following organisations, among others, supported us in these actions: *Club de Malasmadres*, FAD, iWomanish, Movistar Riders, Faro Digital, RedPapaz, Sin Trata A.C., Internet Matters, Fundación Habla and Circuito radial 'FM Center'.

Awareness-raising initiatives, such as #MyGameMyName2022, to combat male chauvinism in gaming demonstrate the need to continue educating people on the responsible, healthy and positive use of technology.







MILESTONES

- → **We have presented a "Rural Manifesto", a proposal to develop inclusive and sustainable rural networks.**
- → **We are strengthening our commitment to accessibility in our products and services. Movistar Plus+ increases its content offer with triple accessibility, exceeding 1,200.**
- → **We promote new awareness-raising campaigns to encourage the responsible use of technology and promote the digital inclusion of all groups.**

2.11. Customers

KEY POINTS


At Telefónica, through our Voice of the Customer programme we actively listen to our customers in order to improve processes and build a stable relationship based on trust.


Telefónica has launched a new transformation project to evolve our networks and operations using artificial intelligence to improve both our management and the customer experience.


The resilience of our network, customer service channels and tailored offer have led to an increase in the willingness of customers to recommend the Company once again this year, bringing the NPS to 30 points.

2.11.1. Vision

GRI 2-29, 3-3

The pandemic has changed, and led to the acceleration of ,certain initiatives that would have taken years to arrive at had it not been for the health crisis and its effects. The new landscape in which we find ourselves has resulted in an increase in e-commerce, teleworking, distance learning, etc. – in short, the need for more and better connectivity.

On top of this, there is the current geopolitical crisis that has entailed, among other things, a shortage of resources, a rise in prices and an environment in which cybersecurity is becoming increasingly important.

Telefónica plays a leading role in relation to all these aspects and strives to address these needs.

Customers are one of our main stakeholders and **at Telefónica we work to offer them a unique experience**, acting with **integrity, commitment, simplicity and transparency in order to build relationships based on trust**.

Values of our Customer Promise

Integrity	Transparency	Simplicity
We fulfil our promises and acknowledge our mistakes	We proactively provide all important information	We offer products and services that are easy to use and we are clear and direct in our communications

Our customers' experience, the quality plans designed to improve this and customer satisfaction measurements are strategic issues for Telefónica.

One of the most important issues in our materiality analysis is to ensure responsible conduct towards customers. In this analysis, we have identified, among other aspects, customer relations and adaptation to customer needs as issues that have a double impact on society and on Telefónica's image.

We must always meet our customers' expectations and build a relationship based on trust.

Throughout this chapter, we set out how we approach this challenge based on our customers' experience, which we measure through reputation and quality indicators.


For further information, see chapter 1.4. Materiality.

2.11.2. Governance

When addressing customer issues, we do so with a two-way dialogue, globally and locally, to ensure a company-wide commitment and a common strategy:

Body		Functions	Frequency
Board of Directors		Approval of strategic plan including Net Promoter Score (NPS) targets	Ongoing
Board Committees	Sustainability and Quality Committee	Monitoring of results and quality plans at a global and local level	Monthly
		Overseeing and reviewing of Responsible Business Plan	
	Audit and Control Committee	Supervision of the results of reviews of the NPS measurement and reporting process.	Once a year
	Appointments, Remuneration and Corporate Governance Committee	Approval of variable remuneration linked to NPS and RepTrak, among other indicators	Twice a year
Local Quality Teams		Monitoring, target-setting and approval of quality and continuous improvement plans	Ongoing

2.11.3. Policies

Our main customer-related internal policies and regulations are as follows:

- **Responsible Business Principles.** They define how we should behave towards customers, employees, suppliers, shareholders and society in general.



For further information, see chapter 2.16. Governance and a culture of sustainability.

- **Global Security Policy.** This establishes and regulates the general provisions and guiding principles of the security issues referred to in the policy, which are applicable to all companies that make up the Telefónica Group.
- **Principles of Artificial Intelligence.** These set out the pillars on which AI is designed, developed and used.
- **Global Privacy Policy.** This establishes the general guidelines that Telefónica must progressively implement, not only in order to comply with the legal systems in force in each jurisdiction, but also to achieve homogeneous and uniform standards that form a common and general approach in relation to privacy for the entire Group.



For further information, see chapter 2.19. Privacy and Security.

- **Responsible Communication Regulations.** These lay down guidelines for Telefónica and our employees regarding our communication channels and content creation.
- **Diversity and Inclusion Policy.** This policy promotes equal treatment and opportunities for men and women, as well as for all demographic groups within the Company.



For further information, see chapter 2.7. Diversity and Inclusion.

- **Global Human Rights Policy.** It ensures respect for and implementation of internationally recognised social, economic and cultural human rights.



For further information, see chapter 2.15. Human Rights.

2.11.4. Risks and Opportunities

In today's highly competitive market, maintaining the **trust** of our customers is vital to the sustainability of our business.

Responsibility towards customers is fully integrated into the Company's **risk map.** The risk model allows us to identify Telefónica's actions or processes that lead to customer dissatisfaction and that could pose a risk that could lead the customer to lost trust in and/or leave the Company.

This also allows us to focus on the continuous improvement of our operations and, with it, the **opportunity** to build a long-term relationship of trust with our customers.

The risk model for responsibility towards customers was updated in 2022 and will be implemented by the Company from 2023 onwards.

2.11.5. Action Plan and Commitments

While **respecting privacy** and ensuring the highest level of **security** in the processing of customer information and personal data, **we use the knowledge** we have **of the customer**, obtained through the Voice of the Customer programmes, to **build our strategy around the factors that drive customer satisfaction.**


Privacy and Security
Connectivity
Tailored offer
Unique experience
Voice of the Customer programme

All Telefónica Group operators conduct monthly satisfaction surveys among our customers to learn how our services are perceived. In these surveys, we ask about the quality of the network, the commercial offer, the customer service we provide through various channels, bills, mobile top-ups and prices, among other things.

One of the indicators we obtain from these surveys is the *Net Promoter Score* (NPS). This information shows us our customers' satisfaction levels with our products and services and whether they would recommend us.

We have been monitoring and reporting our NPS as a recommendation indicator for our products and services since 2018 and we calculate the Group's global NPS based on the results obtained from each of our operations.

This indicator has also been set as a **target** linked to Customer Trust for the variable remuneration of all the company's employees in the short term.

> Reliable, robust connectivity for all

The network is one of our main assets.

Today's changing environment and accelerating digitalisation have underlined how **important it is to have a robust, stable and reliable network.**

Connectivity is at the heart of our customers' day-to-day lives and **our strategy is to offer the best network experience.**

For this reason, Telefónica sets the customer's **satisfaction with the functioning of the network** as one of the **targets** for measuring its importance to customers.

As an example of our commitment in this regard, Telefónica has launched the **Customer Experience Maturity Model transformation project in our main markets.**

The main aim of this project is to elevate our Networks and Operations to an advanced level of Customer Experience Management (CEM) maturity.

The maximum level in this regard would make the following approach possible in the future:

- Actions to improve the customer experience to be taken based on the results of the data analysis.
- Technology investments to be based on customer experience data.
- Using AI and machine-learning algorithms to accelerate automation to anticipate customer quality issues before they occur.

To this end, a CEM Maturity framework has been defined, with six areas (Strategy, Customer Experience, Culture, Operations, Technology and Data) and five levels of Maturity. These areas and levels together form a Maturity Index, which is the main KPI to measure our progress in this transformation.

To move forward, we have a roadmap of improvement initiatives covering these aspects, including among others:

- Launching Customer Experience communication, recognition and training plans.
- Launching a cross-cutting Customer Experience unit.
- Making progress in the definition of Customer Experience models towards persona models.

- Moving forward with the implementation of the Service Operation Centre (SOC) to evolve in the direction of automation and the proactive resolution of service faults.

> Tailored offer

At Telefónica, we create a **portfolio** of products and services **adapted to the needs of our customers**, improving and extending the offer to strengthen the relationship we have with them. In addition, it is consistent with the Company's sustainability requirements in terms of accessibility, ethics and positive social impact regarding both the environment and the customer's health.



For further information, see chapter 2.14. Contribution and impact on communities.

As a result, traditional connectivity and communications services have been joined by digital TV and content services, cloud services, the Internet of Things (IoT), etc., as well as professional security, big data and IT services, among others.

Telefónica continues to improve its offer in the **residential segment,** seeking to set itself apart from its competitors by expanding its portfolio of services through the launch of digital security, health and energy ecosystems, among others.

In the **corporate segment**, we provide an integrated offer that speeds up the implementation of technology through our cybersecurity, cloud, IoT, big data, AI and blockchain services, technology solutions and business transformation support.

In order to help our customers incorporate **sustainability criteria into their purchasing decisions**, so that they can contribute to the transition towards a more sustainable society, Telefónica has the **Eco Smart** label, which identifies the environmental benefits provided by our products and services.



For further information, see chapter 2.4. Digital solutions for the green transition.

Customer Health Index (CHI)

In line with the above, in Spain we are implementing a new model to pursue excellence in the products and services we provide customers, from the initial development stage right through to maintenance once they are on the market. Through the Customer Health Index (CHI), we aim to tailor services to the needs of our customers. It interlinks with Responsibility by Design with regard to our products and services, aiming to develop services with a customer-oriented focus to achieve the least possible number of incidents throughout their life cycles.

The Voice of the Customer, collected through surveys, feeds back into this CHI. Our goal is for all our products and services to have a CHI above 90%, with corrective initiatives being established prior to market launch for those that do not achieve this.

> Unique experience

The way in which we interact with our customers at our points of contact is undoubtedly one of the main areas in which we can **offer a unique experience.**

This relationship must be based on accessibility, an omnichannel approach, transparency and convenience.

In this regard, we use the **Customer Effort Score** (CES), a metric that measures the ease with which our customers resolve their issues through our customer service channels, in order also to evaluate the digital transformation process of our points of contact. We set annual country and Company-wide targets.

Furthermore, the **Customer Satisfaction Index** (CSI), the result of the satisfaction question asked in the transactional surveys (conducted at the end of each contact), is used for the management/remuneration of customer support providers.



Code of Ethics for sales calls

Movistar, Orange, Vodafone, the MASMOVIL Group and Euskaltel consolidate the agreement they reached in 2010 with the aim of stepping up controls and increasing consumer guarantees.

In order to offer consumers protection that is up to date with the habits of today's society and greater transparency in sales practices, the five major operators have signed a new Code of Ethics that consolidates the consensus reached in 2010. It acts as a self-regulation mechanism so that customers have all the guarantees they need when signing up for their services. This initiative is an initial starting point and other operators may join the agreement.

Complaints

All our operators have teams that focus exclusively on bringing down the number of dissatisfied customers and reducing complaints, regardless of the channel through which they reach us. This includes the following measures:

- **We provide channels** through which our customers can exercise their right to complain at any time, 24 hours a day, 365 days a year. The main channels are our call centres, online channels, social media, stores and postal mail.
- **We report** the trends in the number of complaints and resolution times **to the competent authority**, as well as other information required about the quality of the service we provide, in accordance with the guidelines and parameters set by the regulatory body in each country.

The following table provides the details of our main operations, the corresponding regulatory bodies and the websites where you can find the information we provide:

Regulatory bodies of the main countries in which we operate

Spain	Secretaria de Estado para el Avance Digital/CNMT	https://www.telefonica.es/es/acerca_de_telefonica/calidad/calidad-servicio
Germany	Bundesnetzagentur	https://www.bundesnetzagentur.de/SharedDocs/Mediathek/Jahresberichte/JB2021.pdf?__blob=publicationFile&v=5
Brazil	Agencia Nacional de Telecomunicaciones (Anatel)	https://informacoes.anatel.gov.br/paineis/consumidor/reclamacoes
Argentina	Ente Nacional de Comunicaciones (ENACOM)	http://datosabiertos.enacom.gob.ar/dashboards/20003/denuncias-y-reclamos/
Chile	Servicio nacional del consumidor (SERNAC) y Subsecretaria de telecomunicaciones (SUBTEL)	https://www.subtel.gob.cl/ https://www.sernac.cl/portal/617/w3-channel.html
Colombia	Comisión de Regulación en Telecomunicaciones (CRC)	https://www.postdata.gov.co/dataset/quejas-de-servicios-de-comunicaciones
Peru	Ministerio de Transportes, Comunicaciones, Vivienda y Construcción/Organismo Supervisor de Inversión Privada (OSIPTEL)	https://serviciosanaliticos.osiptel.gob.pe/MicroStrategy/asp/Main.aspx?hiddensections=header%2Cpath%2CdockTop%2CdockLeft%2Cfooter&Server=SRVBI&Project=OSIPTEL+BI&Port=0&evt=3140&src=Main.aspx.3140&documentID=D39628EA437893896BD8CFB2A3FA49CC&hiddensections=header%2Cpath%2CdockTop%2CdockLeft%2Cfooter
Ecuador	Agencia de Regulación y Control de las comunicaciones (ARCOTEL)	https://regulatorios.movistar.com.ec/regulacion-legal/1398/bacon-261-par%C3%A1metros-de-calidad-general-oct---dic-2022
Venezuela	Comisión Nacional de Telecomunicaciones (CONATEL)	http://sais.conatel.gob.ve/ http://www.conatel.gob.ve/reclamos/
Mexico	Instituto Federal de Telecomunicaciones (IFT) Procuraduría Federal del Consumidor	http://www.ift.org.mx/usuarios-y-audiencias/informes-estadisticos-soy-usuario https://datos.profeco.gob.mx/datos_abiertos/#

> Voice of the Customer programme

Telefónica's digital transformation has contributed to the **expansion and automation of active listening to customers as a management tool.**

Our main businesses have customer listening tools in place at key points of contact. This has made it possible:

- To survey the most sensitive processes and "pain points" where immediate action can be taken to improve these processes and the customer experience.
- To transmit the Voice of the Customer to the entire organisation, from senior management to all the people who interact with customers through the different channels and processes, with a dual focus on quantitative and qualitative assessment. This information helps us to change and improve but not just internally, as it is also made available to suppliers involved in providing services.
- To integrate all the information into a single platform with different capacities for quantitative analysis through multiple variables that make it possible to take a deeper look at root causes.
- To conduct an automatic analysis of customer literal opinion in order to gain a better understanding of our strong points, as well as opportunities for improvement, so as to guide our projects based on this information.

This close-the-loop process not only seeks to provide an immediate response to the incident raised by the customer after their interaction with one of our contact channels, but also to use the information collected as feedback to prioritise structural improvements in the Company's processes, preventing this incident from affecting other customers in the future.

Further down the line, it will also allow us to move from a reactive approach to customer experience to proactive actions, allowing us to anticipate the customer's needs.

> Security and protection of customer data

Technology improves people's quality of life and generates wealth, provided that their privacy is respected and the highest level of security is guaranteed in the processing of their information and personal data.

We want our customers to feel confident about using our products and services and to be aware that we respect their rights at all times, providing them with options to choose freely how their personal information is used.

For this reason, we work to protect the privacy and security of our customers to generate a relationship of trust with all those with whom we are associated.



For further information, see chapter 2.19. Privacy and security.

2.11.6. Progress in 2022

GRI 3-3

NPS results, developments and explanations

All Telefónica Group operators conduct monthly relationship satisfaction surveys among our customers to learn how our services are perceived. In these surveys we ask about the quality of the network, the range of products and services on offer, the customer service we provide through various channels, bills, mobile top-ups and prices, among other things. From the results, we obtain the **Net Promoter Score (NPS)**, among other indicators. This information enables us to find out our customers' satisfaction levels with our products and services and whether they would recommend us.

This indicator has also been set as a target linked to customer trust for the variable remuneration of all the Company's employees in the short term.

We have been monitoring and reporting our NPS as a recommendation indicator for our products and services since 2018 and we calculate the Group's global NPS based on the results obtained from each of our operations.

2022 results

In the 2022 financial year, the overall calculation was carried out using the results of our operations in Spain, Germany, Brazil and Hispanoamerica.

The strength of our networks, tailoring our offer to the needs of our customers and our efforts to make procedures easier through our communication channels have led to an increase in customer trust, which translates into an increase in recommendations in the markets of Spain, Germany, Brazil and Hispanoamerica, from 26 (reported result 27) to 30, compared to 2021. We finished 4 points above the previous year and surpassed our annual target.

NPS Telefónica Group

2021[1]	2022
26	30

Includes Spain, Germany, Brazil and Hispam (Argentina, Chile, Colombia, Ecuador, Mexico, Peru, Uruguay and Venezuela).

[1] 2021 reported result 27.

By segments we also achieve a exceptional results this year:

NPS Telefónica Group (by segment)

	2021	2022
B2C	19	23
B2B	55	58

Includes the three main operators (Spain, Germany and Brazil).

We improved by 4 points in the B2C segment compared to the result for 2021, and by **3 points** in the **B2B segment**.

Among others, these results include the tailored offer and actions carried out following active listening as part of each operator's Voice of the Customer programme, about which some examples and figures are given below.

> Reputation

At Telefónica, reputation is key to ensure consistency with our long-term vision. Measuring reputation allows us to see how society (customers and non-customers) perceives our overall performance and helps us to understand their expectations. To do this, we focus on four key features, namely: admiration, esteem, confidence and good impression (the RepTrak Pulse® model).

This model also enables us to identify drivers and define specific, practical reputational plans adapted to each country. For example, in Spain, each regional manager takes action under their remit related to commercial issues, communication and the relationship with society. In 2022, we included factors that allow us to determine how the Company is perceived regarding ESG (environmental, social and governance) issues, as adequate management of these issues is becoming increasingly important for both companies and their various stakeholders in order to build a reputation.

Reputation is an indicator that has also been part of the variable remuneration of our employees since 2019.



For further information, see chapter 2.16. Governance and a culture of sustainability.

In 2022, the **combined RepTrak Pulse® score** consisted of the results for Germany, Brazil and Spain, with a score of 67 points out of 100.

Our long-term ambition is to have a reputation above 70 points, like other sectors such as the retail, automotive, and food and beverage sectors. These industries have been able to understand society's expectations and provide them with a higher level of satisfaction than others, which is a fundamental target for Telefónica. Therefore, surpassing the 70-point mark would demonstrate that the public recognises Telefónica as having a strong reputation, which means that they trust, admire and respect the Company.

> Voice of the Customer programmes

Our main operations use the same methodology, which has a positive impact on the sharing of best practices among our operations.

Anonymised data is used in all cases. It is updated after every interaction and is available online and from any device for any area of the organisation.

Spain

In its first year of operation, the programme enabled the launch of over 17 million questionnaires, obtaining nearly three million responses.

This provides information on various relevant KPIs, such as satisfaction with the process, with the channel and with the technician, operation, performance, devices, etc., as well as open questions where the customer can freely express their opinion of the service. These responses are analysed and classified using AI techniques to inform decision-making and continuously improve customer care.

The handling of dissatisfied customers through the close-the-loop approach allows almost 70% of customers to end up being satisfied.

All levels of Telefónica's internal organisation, from the areas that work with the customer service channels to the Management Committee and our suppliers, have access to the Voice of the Customer tool, which allows them to take action to improve the satisfaction of Movistar's customers.

Germany

It uses its Voice of the Customer tool as a measure for 25 customer journeys and touchpoints, as well as ad hoc studies to measure, for example, user experience or how a product launch or campaign is received. It records around 1.2 million results per year in total.

In addition to collecting customer recommendation information (NPS) and the reasons why customers would recommend the service or not, to analyse the root cause other indicators such as Customer Effort, the percentage of unfriendly interactions, and the perception of the network, the brand and the price are also measured.

Around 5,000 calls are made per month to detracting customers, mainly to close the loop, which is reflected in a significant increase in the NPS score.

Advanced analytical tools have been created to analyse the information collected, allowing us to identify both weaknesses and strengths in our relationship with the customer, in order to carry out the necessary structural changes to correct our weaknesses and reinforce our strengths.

All in all, **since the launch of the programme in 2019 the relational NPS has increased by around 20 points**.

Brazil

The Company launched its Vivo DNA Voice of the Customer programme in 2017. The platform, accessible from 2022 for Vivo's entire workforce, from the front line to the Executive Committee, received over three million responses through the Vivo DNA programme. This allowed it to capture the Voice of the Customer in a simple and streamlined way, add value to processes and services, and improve the customer experience.

Through the Vivo DNA Betas programme, aligned with the Company's collaborative digital culture, particular emphasis was given to those who are on the front line, putting them in contact with the business teams, as they contribute the experience of those who work directly with the customer to the business discussion.

Over one million transactions were processed through DNA Solve (its close-the-loop programme). It was awarded the **Customer Centricity World Series Award in the Complaint Handling category**. This accolade demonstrates that, following the resolution of a complaint, it is possible not only to transform detractor customers into promoters, but also to reduce the churn rate and implement structural solutions in the affected processes. **The resolution rate of the process was 75% and the churn reduction was 60%.**

Thanks to this active listening, in the Brazilian SME segment we have identified the pain points that negatively impacted the customer experience, implementing initiatives to improve processing times, customer communication, self-management and logistics.

As a result:

- Sustained NPS growth was maintained throughout 2022, and with a positive difference compared to 2021.
- The CSI of the billing process improved compared to the previous year's negative trend.
- Customer complaints due to dissatisfaction with bills were reduced by 16% for mobile and 12% for fixed-line services.
- Customers bills claims were R$24.5 million (BRL) less this year for mobile and R$3 million (BRL) less for fixed telephony.

> Offer

The demand for a tailored offer to the needs of our customers is one of the lessons learned thanks to these Voice of the Customer programmes.

In **Spain**, miMovistar was launched. This is a new experience allowing customers to subscribe to, configure and manage what they need at any given moment and what they are actually going to use. In this way, customers can configure their offer, choosing from a **range of options** designed to make their lives better. They decide what is best for them.

Germany launched O2 Grow, the country's first tariff that grows automatically every year without any price increases (every year customers enjoy 10 GB extra for free every month). This meets the customer's need for more and more data, using a greater number of devices, without having to pay more.

In addition, with *Testkarte*, customers can test our network (voice and data coverage) for 30 days free of charge before they have to decide whether they want to sign up with us. This is an excellent opportunity to test whether the product meets the customer's expectations and needs, thereby avoiding a bad post-purchase experience. And with the Flex for Free option, customers have a flexible contract with no minimum contract length and at no additional cost.

> Complaints



For further information, see chapter 2.12. Responsibility in our products and services.

In Spain and Brazil, in addition to the usual channels, we have offices to deal with escalated complaints.

Customer Defence Service (Spain)

The satisfactory resolution of complaints is vital for Telefónica. Listening to customers and resolving complaints has a decisive influence on both customer satisfaction rates and whether customers recommend services. For this reason, Telefónica has teams dedicated exclusively to dealing with any complaint whether by telephone, email or post.

As part of its commitment to providing quality to its customers, Telefónica stands out as the only telecommunications operator in Spain which, since 2006, has had a second level for managing escalated complaints. This is the Customer Defence Service (CDS), an independent area of the business that Telefónica provides to its customers as a higher authority for escalating complaints if they have not received a satisfactory response from the first line of customer service. The resolutions of the CDS are based on fair and independent criteria and are binding for the Company.

During the 2022 financial year, the CDS placed special emphasis on the cases of leasing of devices associated with bundled packages, which have also been affected since 29/10 by the change of contractual conditions derived from the new legislation for the telecommunications sector. In addition, as a result of proactive listening and the analysis of complaints, the CDS identifies opportunities for improvement in the processes and actions of the Group's companies, bringing them to the attention of the Customer Experience Committee with a view to improving internal processes to increase customer satisfaction.

Since mid-2020, the Company has been encouraging online submission of complaints in the interests of digitalisation and environmental sustainability. This allows the Company to leave paper-based communication for cases where the need arises and involving sections of the population who must not be underserved (elderly people, those lacking the necessary resources, etc.).

In terms of the main activity indicators, the CDS received 3,264 letters from customers requesting action, 70% of which were admitted for processing. Resolutions issued in favour of customers accounted for 86% of the total.

Ouvidoria (Brazil)

Vivo has a channel for resolving customer complaints in the second instance, to assist those who have already used other service channels and have not had their problems resolved. The channel aims to transform every complaint into a story, which feeds back to the whole organisation in search of the best customer experience through our services. Its mission is to represent the interests of customers within the Company, acting impartially in the analysis and handling of complaints received, as well as in the review of internal processes.

Ouvidoria is open to all of the operator's customers who have, or have had, Vivo services.

In 2022, *Ouvidoria Vivo* was revamped, increasing its service capacity and we handled 37% more calls as a result. This change aimed to resolve customer complaints faster and, consequently, complaints lodged with Anatel (Brazil's Telecommunications Regulatory Agency) fell by 30% compared to 2021.

MILESTONES

- **We have adapted our offer to customer needs, with the launch of commercial propositions such as O2 Grow in Germany and miMovistar in Spain.**
- **We have implemented a Voice of the Customer programme in our main operations.**
- **We achieved record NPS results.**

2.12. Responsibility in our products and services

KEY POINTS


Telefónica has maintained an optimal level of network availability and quality against the backdrop of a 20-30% year-on-year increase in traffic.


All our base stations comply with the limits on radio-electric emissions exposure established by the International Commission on Non-Ionizing Radiation Protection (ICNIRP).


All the products we market comply with international standards and local legislation in every market where we operate.

2.12.1. Vision

At Telefónica, we have an enormous capacity to influence and bring added value to socio-economic development through the products and services we offer. Our technology solutions and communication networks can have a major positive impact on both society (see chapter 2.10. Digital inclusion) and on the protection of our environment (see chapter 2.4. Green digitalisation).


For further information, see chapter 2.10. Digital inclusion.

For further information, see chapter 2.4. Green digitalisation.

However, this contribution would not be complete if we did not ensure that our services **comply with all health and safety regulations and standards** while also bringing added value. This enables our customers to use solutions that go the extra mile and allows them to engage with digital services securely and with confidence.

We can highlight our lines of action in the following areas:

- **Network quality and availability:** our responsibility is to guarantee maximum access speed and information transmission capacity 24 hours a day from any device and location and in any situation.
- **Electromagnetic fields:** all our base stations comply with the restrictions on exposure to radio-electric emissions established by the International Commission on Non-Ionizing Radiation Protection (ICNIRP), a non-profit organisation acting as an official partner of the World Health Organization (WHO) and the International Labour Organization (ILO). We therefore guarantee entirely safe levels of exposure.
- **Safety in our products:** we make painstaking efforts to ensure the safety, proper functioning, accessibility and traceability of our products and services.

2.12.2. Risks and opportunities

Technology has proven to be a highly valuable tool for tackling major social and environmental problems that need to be managed and minimised.

At Telefónica, we are fully aware and work hard in this direction by dedicating management time and resources to ensuring responsible use of technology (see chapter 2.10. Digital inclusion).


For further information, see chapter 2.10. Digital inclusion.

Similarly, technology creates opportunities and innovative digital solutions can be developed on a quality network (e.g. cloud services, the Internet of Things, big data, etc.),

which also contribute to achieving the Sustainable Development Goals defined by the United Nations.

These solutions are not only used in business but also for social purposes, such as better understanding and reduction of the effects of climate change, natural disasters and pandemics, as well as analysis of migration problems.

Guaranteeing network availability and quality in the most remote areas (unconnected or with a poor connection) can also help to attract new customers and contributes to the social and economic development of these areas.

Furthermore, certain risks can be tied to poor connectivity. A telecommunications company that cannot guarantee network availability and quality will not survive in the market.

It is a risk not only for Telefónica, but also for society in general. Quality connectivity is one of the key driving forces for progress. In other words, without network availability/quality, people have no access to information, educational content, job opportunities or business development.

In terms of **electromagnetic fields,** there is a risk that fake news about 5G might potentially re-emerge via online media. This poses a disinformation risk regarding perception among the population on the safety of mobile telephony networks. Experience in this regard has taught us to more easily detect and anticipate fake news and to work together on providing a unanimous response to associations, institutions and industry from the sector.

We view the European Union's welcome of the publication of exposure limits from ICNIRP as a clear opportunity. This will foster greater regulatory alignment in terms of the roll-out of 5G and the radio-frequency exposure limits recommended by the scientific community.

We must also emphasise the value to the Company of offering reliable services that guarantee the health and safety of our customers and provide the highest standards of quality.

For Telefónica, the experience that a customer has when using our services via our devices is critical. We must therefore guarantee that our devices are safe for their health and reliable, not containing any noxious materials or dangerous substances. We even go a step further, by **making sure they comply with international standards and local regulations, and ensuring that the materials used throughout the supply chain do not come from countries affected by a context of conflict.**

The risk we face in terms of **safety in our products** is that a supplier fails to comply with our safety and quality standards. To minimise that risk, we certify our devices and optimise their response in our markets. We manage their life cycle and conduct inspections and quality controls on our products. Furthermore, we directly audit the facilities that produce the devices we develop ourselves. For all other devices, we guarantee quality during the sales activity at our stores, prioritising the most relevant features or those of most interest to customers, such as the performance or connectivity they offer and showing how sustainable they are via the Eco Rating awarded to each one.

Operators stand at the end of the supply chain, very close to the end user, and this is a huge opportunity. At Telefónica, we harness that opportunity by placing a focus on our customers and putting them at the centre of everything we do, engaging with them directly through our devices and attracting them with innovative next-gen services, using the latest technology and capabilities offered to us by the network.

2.12.3. Network quality and availability

It is imperative for all of us at Telefónica to comply with national and international regulations to guarantee the quality of our products.

In this context, as a telecommunications and technology company, we have an **obligation to ensure the highest quality** in both our communications networks and in the new digital products and services we develop, market and deliver to our customers.

Our responsibility is to guarantee maximum access speed and information transmission capacity 24 hours per day from any device and location and in any situation.

The International Telecommunication Union (ITU) defines quality-of-service as the collective effect of performance which determines the degree of satisfaction of a user of the service. Our commitment to customers is to guarantee an optimal uninterrupted service and to be constantly transparent about our network status at all times, even during the most adverse situations.

To guarantee quality and the service we offer, we are constantly **evaluating and monitoring fixed and mobile communications.** This allows us to guarantee the availability of our service and respond immediately to any incidents that may arise at any time.

Our commitment to network availability and quality was strengthened more than ever as a result of the global crisis triggered by COVID-19. The traffic our infrastructure had to support during the worst moments of the pandemic **rose by over 50%** when compared with the traffic recorded on the same dates in previous years.

Education, many working activities, healthcare and commercial activities, etc., were able to take place online via our networks, demonstrating that our commitment over many years to achieving one of the most efficient and developed broadband infrastructures in the world was worth the effort.

Network availability in 2022*


99
99.47
99.7
98.76
99.56
100
50
0
Hispam
BraZil
Spain
Germany
United Kingdom

*Fixed and mobile network in Brazil and Spain. Mobile network in Germany and UK

Connectivity is the basis of our business, which is why we invest heavily in high-quality resilient infrastructures to ensure that more households every day have the opportunity to access the digital world.



We are transparent and regularly publish information on the quality of our service. By doing so, we enable online checks of **mobile network status in real time** via our Internet portals.

Example of a real-time VMED O2 UK network status check


Hide details
london
Good indoors and outdoors.
Good indoors and outdoors. Good for mobile broadband.
Good indoors and outdoors. Good for mobile broadband.
Good indoors and outdoors. Good for 4G calling.
Good outdoor coverage for 5G.
CLERKENWELL
FARRINGDON
MARYLEBONE
The British Museum
MAYFAIR
London
WESTMINSTER
LAMBETH
PIMLICO
Big Ben
SEA LIFE Centre London Aquarium
The Shard
National Army Museum

We also supply details about **upload and download speeds** of the Internet connection from any location (e.g. the Movistar Speed Test). This provides users with access to quality information and enables them to enjoy greater efficiency in the use of connectivity, as well as the swift identification of potential incidents.

Movistar Speed Test


10
50
100
3
600
Mbps
300
1
0
MIN.
MAX.
600

By relating the various functions of an electronic communications service – contracting, maintenance, connection, billing – to the various criteria that users may apply when assessing their service quality (**speed, accuracy, availability, reliability,** etc.), a set of observable and measurable parameters can be defined to provide an objective and comparable representation of service quality to the user.

Of course, we are aware that **natural phenomena,** external factors, power cuts, etc., can cause occasional and localised service interruptions. To minimise the duration of any incident as far as possible, we work continuously on building greater resilience.

Progress

In accordance with the international standard on telecommunication services from the SASB (Sustainability Accounting Standards Board), we assess a series of indicators relating to the quality and transparency of our services. Due to the particular features of each technology, these calculations can only be performed on each technology separately and the results depend on the geography of the regions where the service is operating.

We continued to report on all services (voice, data and television) in 2022, for both the fixed and mobile networks of Telefónica Spain.

Analysis of the average interruption frequency and duration indicators (TC-TL-550a.1) supports the conclusion that **service availability was above 99.9% -** despite a significant year-on-year traffic increase of more than 20-30%.

The **critical situations** that arose during the course of last year and which impacted our service are listed below:

Critical situations by country

GERMANY (LOCAL) June 2022

Crisis	Interruption to the mobile data, Internet connection and roaming service throughout the country
Type of crisis	Mobile data service failure.
Impact	Users were unable to access 4G and 5G services for 35 minutes. As a result, 2G services became overloaded, preventing correct provision of service. Fixed network customers were also unable to make calls.
Actions	Service was re-established following an increase in Home Subscriber Server (HSS) capacity.

GERMANY (LOCAL) November 2022

Crisis	Interruption to the mobile data service throughout the country
Type of crisis	System overload following an IP routing power cut caused by an incorrect power cabling.
Impact	Users were unable to make calls via the 4G network, VoWiFi or the fixed network. The 2G services became overloaded as a result, preventing correct provision of service. This incident lasted for three hours on the fixed network and six hours on the mobile network.
Actions	A software-based overload control mechanism was implemented in the mobile telephony switchboards.

BRAZIL (LOCAL) July 2022

Crisis	Interruption to the mobile data service in the state or Roraima
Type of crisis	Mobile data service failure.
Impact	Complete outage of 2G, 3G and 4G data traffic for three hours and five minutes in the state of Roraima due to the simultaneous lack of availability of the two networks that serve the state.
Actions	Service was re-established following recovery of the fibre optic cable on one of the networks (section between Boa Vista and Manaus).

CHILE (LOCAL) March 2022

Crisis	Interruption to the mobile data service throughout the country
Type of crisis	Mobile data service failure.
Impact	Interruption to the 3G mobile service due to a network overload, causing circuit blockages that affected mobile switching centres (MSCs).
Actions	A software-based overload control mechanism was implemented in the mobile telephony switchboards.

SPAIN (LOCAL) February 2022

Crisis	Call sending and receiving problems for corporate customers throughout the country
Type of crisis	Software failure.
Impact	Poor quality and timings when sending and receiving calls for corporate customers for three hours.
Actions	Service was recovered after restarting one of the balancers. The opportunity was taken to clean connections by removing TNI traffic to avoid saturation.

In addition to these network service incidents, due to the seriousness of the circumstances, situations have arisen that are managed directly by Telefónica's global crisis committee.



For further information, see chapter 2.19. Privacy and security

SASB indicators

		2022
TC-TL-520a.2 (*)	FIXED LINE NETWORK: average actual sustained download speed in megabits per second (Mbps) of owned and commercially associated content.	-FTTH600: 615,925Mbps -FTTH1000: 911,302Mbps -There is no differential assessment between associated and non-associated content
	MOBILE NETWORK: average actual sustained download speed in megabits per second (Mbps) of owned and commercially associated content.	-4G: 45,93Mbps -There is no differential assessment between associated and non-associated content
	FIXED LINE NETWORK: average actual sustained download speed in megabits per second (Mbps) of non-associated content.	- FTTH 600: 615,925 Mbps - FTTH 1000: 911,302 Mbps -There is no differential assessment between associated and non-associated content
	MOBILE NETWORK: average actual sustained download speed in megabits per second (Mbps) of non-partnered content.	-4G: 45,93Mbps -There is no differential assessment between associated and non-associated content
TC-TL-550a.1[1]	FIXED LINE NETWORK: system average interruption frequency (interruptions per customer).	1.90
	MOBILE NETWORK: system average interruption frequency (interruptions per customer).	25.25
	FIXED LINE NETWORK: customer average interruption duration (hours per customer).	3.38
	MOBILE NETWORK: customer average interruption duration (hours per customer).	0.03



For more information, see chapter 2.21. Appendix: SASB compliance table

2.12.4. Electromagnetic fields

In all countries where we operate, we comply with the **exposure limits** for electromagnetic emissions established by independent scientific organisations, such as the International Commission on Non-Ionizing Radiation Protection (ICNIRP), based on scientific evidence.

Compliance with these recently revised and updated standards ensures that we deploy a secure network, including 5G, as these guidelines are endorsed by the World Health Organization (WHO) and the International Telecommunication Union (UIT).

We monitor compliance with these limits in all operations and verify that all terminals and equipment offering our service meet international safety standards including SAR (Specific Absorption Rate) values.

We also have a Manual of Good Practices that acts as a guide for our teams and lists all initiatives taken within the Group in the different countries in which we operate. All these practices have a common interest in establishing a proper relationship with those communities we intend to serve. In this context, we work in coordination with institutions and operators in order to have a communication and dialogue strategy that helps the general public to detect fake news about 5G technology.

> The 5G standard

The electromagnetic frequencies used for 5G are part of the radio frequency spectrum that has been researched extensively in terms of health impacts over decades, i.e. over 50 years of scientific research has been conducted on the possible health effects of radio signals used for mobile phones, base stations and other wireless services, including planned frequencies for 5G exposures.

The results of these studies have been analysed by many expert review groups. They all conclude that there is no evidence linking exposure below the guidelines set by the International Commission on Non-Ionizing Radiation Protection to known health risks for adults or children.

> Commitment to research

The scientific research in this field is a priority area for the World Health Organization. Similarly, the research programme of the European Union includes different projects in this area with the aim of addressing possible health effects of the electromagnetic fields.

[1] Data corresponding to Telefónica Spain.

Telefónica closely follows these projects and supports research by the German Federal Agency for Radiation Protection (BfS) on the development of leukaemia in predisposed animal models exposed to magnetic fields. In particular, we support the group of Spanish scientific researchers from the Salamanca Cancer Centre (CSIC) working on this study. The study will take three years to complete and results will be delivered in 2023.

Progress
In 2022, we conducted 46,861 measurements at our base stations.

These have always been below ICNIRP levels in every country where we operate, even those without their own regulation.

2.12.5. Health and safety in our products

GRI 416-1, 416-2

At Telefónica, we do a thorough job of ensuring the security, smooth operation, accessibility and traceability of our products.

That is why we apply all the necessary protocols to ensure that 100% of the devices we market**,** which represent the most significant risk to the health and safety of our customers, comply with both international standards and local legislation everywhere we operate.

In one way or another, these certificates affect customers' safety, quality and experience as users and, in many cases, go beyond legal requirements. Non-compliance in these areas was not detected in any region in 2021.

In particular, at Telefónica, we also require the **RoHS certificate** (Restriction of Hazardous Substances, version 3) from all suppliers of terminals, not only for European markets but for all markets in which we operate, which restricts the use of certain hazardous substances (lead, mercury, cadmium, chrome VI, PBB and PBDE, etc.) in electrical and electronic equipment and the **SAR** (Specific Absorption Rate) of mobile phones, ensuring that none of them represent a health hazard for our customers. We also require that devices we sell have the **GCF** (Global Certification Forum) certificate. This guarantees that the connection with the mobile network works correctly, including emergency calls.

As for the rest of the equipment deployed in a residential setting and associated with access to the fixed network (routers-HGUs, WiFi amplifiers–repeaters, Movistar Home, etc.), we comply with all the common international standards that also apply to these types of devices, such as **CE marking** and **RoHS**, as well as local legislation required in each of the markets where we are present.

But we also go a step further in our commitment to the security of our products by conducting inspections and audits directly on our manufacturers' premises as part of the entire development process. In this way, we guarantee the quality of the installations, their quality control processes, the use of non-hazardous materials, safety regulations at the facilities, etc. For this purpose, we carry out what is known as Pre-Shipment Inspection which includes:

- BoM check.
- Validation of firmware version used.
- Verification of labels, manuals, cables and PSU.
- Verification of PCBA version used.
- Verification of housing used.

It should be noted that the verification of the implemented firmware versions, packaging and housing of the equipment is also carried out in the logistics areas of each of our countries.

Progress
No non-compliance in these areas was detected in any region in 2022.



MILESTONES

→ **Network availability was above 99.9% throughout the year.**

→ **We worked with the Emerge-5G research project to develop electromagnetic field exposure assessment methods in new 5G use cases.**

→ **We complied with the emissions levels established by the ICNIRP, even in countries without their own regulation.**

→ **100% of the devices we market meet international standards and local legislation in the markets where we operate.**

2.13. Sustainable Innovation

GRI 3-3

KEY POINTS

 We have invested more than 700 million euros in R&D and drive internal innovation and the entrepreneurial ecosystem to maintain our competitive position and contribute to socio-economic development.

 We evolve our technology and operating model, taking advantage of all technological advances to achieve the best customer experience based on sustainable, efficient and secure infrastructures.

 We are among the top 50 European companies in terms of R&D investment, as evidenced by a portfolio of 344 patents and 9 utility models.

2.13.1. Vision

Telefónica has been recognised from the outset as being an innovative company. We understand innovation as the ability to anticipate the future, to understand the needs and challenges of society and our customers, and to be able to build an organisation that fosters a culture that drives transformation and entrepreneurship.

Innovation is a strategic building block that allows us to both develop solutions and products that tackle social and environmental challenges and transform ourselves to become a company that has a greater positive impact.

Innovation is a strategic building block that allows us to develop solutions that tackle social and environmental challenges.

 

To achieve these targets we have adopted two working models. One is based on incremental innovation, with continuous improvements of existing technologies to adapt them to new societal demands, such as making them more efficient and greener. The second model focuses on disruptive innovation with the development of new products or business models that transform or alter the market and contribute to having a positive social or environmental impact.

These models are reflected on the activity developed transversally into the organization by the Core Innovation unit, commercial business units or the network and IT areas, and at the same time in fostering the external entrepreneurship and start-ups ecosystem to benefit from the innovation developed outside the Company.

2.13.2.Governance and policies

The main framework for our commitment to innovation is set out in our Responsible Business Principles, the Company's code of ethics, section five of which reflects our commitment to innovation, development and the responsible use of technology.

As innovation is a cross-cutting process throughout the organisation, there is no one centralised management and governance of all the processes involved. However, there are a number of internal organisational structures that drive and lead the different key aspects, including a **Strategy and Innovation Committee** that advises and provides support in all matters related to innovation.

The main areas within the organisation involved in innovation management are as follows:

Internal Innovation		**Core innovation**	• Identifies opportunities to reinvent ourselves in the medium and long term. • Managed by the Telefónica Research and Development unit
		**Network and systems innovation**	• Creates capabilities to develop and integrate technological components in our networks and systems, to offer a unique experience in a competitive, secure and sustainable way. • Coordinated by the GCTIO (Global Chief Technology and Information Officer).
		**Innovation in new products and commercial offerings**	• Expands the Company's portfolio with solutions that address market demands and social challenges. • Driven by teams in the various local business units.
Open innovation		**Promoting entrepreneurship & start-ups**	• Connects Telefónica with technological disruptors around the world; it promotes entrepreneurship and start-ups and invests in companies (venture capital) to incorporate new solutions into the Company. • Units such as Open Future, Wayra and Telefónica Venture Capital manage and coordinate the activities.

Main innovation indicators

	2020	2021	2022
R&D+i investment (million euros)	4,626	4,378	3,721
Percentage R&D+i investment/revenues	0	11%	9%
R&D investment (million euros)	959	835	714
Percentage R&D investment/revenues	2%	2%	2%
Percentage annual increase/decrease of R&D investment	11%	-13%	-15%
Patent portfolio	355	336	344
Industrial design portfolio	75	75	91
Utility model portfolio	10	10	9
Industrial property rights portfolio	440	421	444

These figures have been calculated using the guidelines established in the OECD manual.

Investment by region


11%
12%
17%
27%
33%
Germany
Spain
Brazil
United Kingdom
Hispam

In addition, innovation investment management, which encompasses both early innovation efforts through R&D and disruptive approaches to existing technologies, results in a number of IP assets that can become differentiating factors for our future services or be marketed by third parties through license agreements.

Currently, according to the Observatory for Industrial R&D of the European Union, we are among the top 50 companies in Europe in terms of R&D investment.. In 2022, the Telefónica Group registered 14 new patent families, related to telecommunications technologies, digital products and services, as well as two families of industrial designs. Our portfolio therefore amounts to 444 technological industrial property rights with current or potential value.

New assets generated in 2022

Assets	Scope
14 patents	10 European patents Four international PCT patents
Two industrial designs	European Union Intellectual Property Office and Chile

Finally, with the aim of combining technological innovation with training in new digital skills in line with our historical commitment to education, in 2022 we launched the Innovation and Talent Hub at the Company's headquarters in Madrid. The hub will continue to developing and expanding its activity in the coming years.

2.13.3. Risks and opportunities

Technological disruption, the importance of connectivity and digitalisation, and the need to optimise network monetisation and customer experience bring both risks and opportunities for the telecommunications sector.

Innovation is key to ensuring transformation that delivers efficiency, business growth and user confidence.

We also take into account the risks and opportunities arising from new developments and technologies. In general, said risks relate to misuse of what is being developed or inappropriate developments that may lead to unintended negative impacts. This is why we carry out a thorough and detailed analysis of the target we want to achieve and the problems we want to solve.

In addition, innovation is an activity in which risks are inevitable. We are aware that a significant part of the activity carried out will not have a major impact on the business.

For this reason, for example, in the Core Innovation teams, a process has been designed whereby progressively more resources are allocated to projects as they eliminate the associated risks. Activities are prioritised so that risk elimination tasks are completed as early as possible in the development cycle. It has a tracking system focused on OKRs (Objectives and Key Results), early market validation and acceptance of failure as a form of learning. The result is a highly optimised resource management model that minimises investment in projects that fail and accelerates investment in those activities that demonstrate a higher return.

In network and systems innovation, one of the main risks is that the resulting solution does not achieve the necessary degree of adoption, that is, it does not achieve the economy of scale to be competitive and sustainable. This risk is mitigated by aligning requirements in procurement processes and collaborating with other operators and in standardisation bodies or industry associations. Also, the processing power that quantum computing will bring will open up opportunities for the processing of massive data, the development of advanced research and the launch of new services, but it also threatens the vulnerability of current cryptography systems and critical infrastructures such as communications networks.

Sustainable innovation becomes our main asset in terms of making a positive contribution towards fulfilling our purpose.



On the side of the opportunities generated by sustainable innovation, we must highlight that by developing new knowledge, technologies and digital solutions we will be able to address existing challenges, in addition to ensuring the future sustainability of our organization.

2.13.4. Action plan, commitments and progress

To better understand the progress made towards innovation over the last year, as well as the main targets and initiatives, we will look at each of the activities carried out by the main areas involved.

2.13.4.1.Core disruptive innovation

Our priority is to develop new digital services that improve people's lives. To do so, we leverage the Company's main assets, such as networks, digital platforms, data, etc.

The current global business units, such as Internet of Things (IoT), big data and video, have their roots in projects developed years ago by the Core Innovation teams.

The main lines of activity are related to innovation in new network capacities, innovation in new technologies and services and applied research.

Innovation in new technologies and services

At Telefónica we are analysing new opportunities in the **metaverse**. We are working on developing communications networks to meet all the needs that will arise due to the development of the metaverse and virtual reality. During 2022, we had a virtual space at AltspaceVR as part of the Innovation and Talent Hub and joined the Metaverse Standards Forum.

Another line of work focuses on **Web3**, which provides a financial layer on top of the web that facilitates frictionless financial transactions online, creating opportunities for innovative business models. We have launched our own NFT marketplace, a platform for the creation and sale of digital art where we have collaborated with Fundación Telefónica and other social organisations.

In **entertainment and video**, in 2022, we enhanced the Living Apps element of Movistar Plus+ in Spain and Vivo Play TV in Brazil to host experiences in areas such as retail(offering shopping through the TV), education (LinkedIn Learning) and sport (Estadio Infinito). We also improved the integration of social media with the TV platform, creating cross-platform interaction experiences between the two worlds with the new Living Apps for Twitter and TikTok Extra.

In addition, we analysed **cognitive digital marketing** opportunities, applying artificial intelligence (AI) algorithms to data. The aim is to achieve better marketing results while ensuring **consumer privacy, our ethical commitments** in the development of algorithms and AI and to meet the needs of our customers. We are currently working with other operators to create an advertising identification solution through which customers retain control over when, how and with whom they share their data.

Lastly, we would like to highlight how we are harnessing AI to improve sport. As our testing ground, we are working with the elite sportsmen and women sponsored by Telefónica in cycling (Movistar Team), badminton (Carolina Marín) and tennis (Rafael Nadal).

Applied research

In order to be a pioneer in the technological world, we dedicate part of our innovation efforts to improving the state of the art of certain technologies. We collaborate with public and private organisations and universities both nationally and internationally.

Highlights in this regard include work on improving AI as applied to the Spanish language (in collaboration with the Royal Spanish Academy), projects aimed at preserving privacy and new systems for collaboration between humans and machines through cross-modal communication.

2.13.4.2. Network and systems innovation

We are working towards a new high-impact network and systems capabilities and improving the commercial availability of the most strategic of these.

To this end, we cover all stages of innovation, from ideation to the market availability of commercial solutions in collaboration with other operators, partners and customers.

The diagram below shows the different stages of the innovation process:


Innovation on specific components...
Technological innovation
...and in collaboration with industry and academia.
Exploration - knowledge acquisition
European projects, joint research units with universities and technological partners
Development and validation of solutions
Lab tests with suppliers and other operators with GSMA, TIP, 5TONIC, etc.
Technology transfer to operations
Common specifications, standards, open source with GSMA, LF, O-RAIN, TIP, etc.
Deployment to operation
Ends at the point where the technology has become commercially available...
Procurement and deployment
Putting into production

Our activities are organised around the long-term global programme Autonomous Network Journey. This programme is led by the Operational Transformation Department, with the collaboration of the Technological Innovation and Ecosystems Department, and is implemented in each of the Group's operators through local projects.

The three pillars of this programme are high-capacity and energy-efficient networks; flexible architecture based on software and new cloud-native technologies; and data- and AI-driven operations with a high level of automation and/or assistance for the network operator.

High-capacity and energy-efficient networks

The intention is to develop differential capabilities to create a competitive advantage based on improved performance, optimal utilisation and increased efficiency.

Highlights include the following areas of work:

- New generations of mobile networks (5G and 6G): we participate in European projects to define and develop 5G technology, such as METIS, 5Growth, 5G-Transformer, 5G-EVE and 5G-VINNI.We have been very active in demonstrating 5G capabilities in both public and private networks, and one example is the development of use cases in healthcare and tourism as part of our 5TONIC ecosystem.

We are also currently involved in major European projects in Beyond 5G and 6G, contributing in various fields, including sustainability and security.

We contribute to the development of new mobile communication networks to make them more sustainable and secure.



- Communications at home: we are pursuing a high-performance WiFi solution that allows us to control and program the home network at a competitive cost, and enables agile development and deployment of new very high-definition (8K) or immersive entertainment services that use virtual or augmented reality.
- Open and decoupled networks: the aim is to foster diversity in supply, flexibility in incorporating both innovation and new designs, and efficiency. Following a series of pilots and strategic agreements with partners such as Rakuten, Mavenir, Intel, Supermicro, XilinX and NEC throughout 2019-21, we now have open radio solutions, OpenRAN, ready for deployment in our operations from 2023.

In addition, we worked with Open Broadband partners on an open, multi-vendor fixed access solution that works flexibly with both current GPON technology and XGS-PON, the next generation with 10 Gbps speeds, a solution that is ready for deployment in 2023.

Lastly, research work on high-capacity solutions and technologies in the access network deserves a special mention. In 2022 we tested the use of coherent optics to provide two-way 100 Gbps point-to-point channels over a fibre access network.

- Quantum communications: to address the challenges of quantum communications we are adopting new technologies, currently under development, such as Quantum Key Distribution (QKD) and Post-Quantum Cryptography (PQC).

Since 2009, we have been testing QKD prototypes and products in our lab and have a quantum communications ring deployed in Madrid, where we have demonstrated the integration of QKD technology in a real-world environment and incorporated it into the European Quantum Communication Infrastructure (Euro-QCI).

We collaborate with the Center for Computational Simulation (CCS) at the Polytechnic University of Madrid and have recently participated in the launch of the Post-Quantum Telco Networks project at the GSMA to identify requirements for the future evolution of cryptography and define the roadmap towards secure networks in the era of quantum computing.

Software and cloud-based architecture
The functionalities developed for a cloud environment that are currently used in business and operational systems are not well suited to network applications. The unlocking of these capabilities is essential to facilitate the proper integration with operational systems, the introduction of new functionalities and the development of products and services. However, this architecture also poses integrity and security risks.

To deal with these risks we are developing the **Telco Cloud** initiative, which aims to ensure the availability of commercial solutions for the virtualisation (cloud) layer and provide tools to manage the complexity of a multi-cloud hybrid environment.

In this regard, we lead the open source OSM project at ETSI, which is developing an open solution for the management of a virtualised network environment. In November 2022 we participated in the launch of the Sylva open source project, under the newly created Linux Foundation Europe, together with other European network operators and providers. This project will create a software solution tailored to telecommunications and edge computing services and will help tackle the current fragmentation, reduce complexity and accelerate migration to the cloud.

The work we have done helps us to meet the requirements of the European Union in relation to privacy, security and energy efficiency in the migration to the cloud.



Data-driven operations and AI
New technologies, as they are software-based and virtual, allow many control and automation tools to be reused; however, they are more complex to operate and incorporate a greater range and number of suppliers, since they are more modular and open. We are therefore developing initiatives with the aim of moving towards the zero-touch, data-driven operation of our networks and systems.

2.13.4.2. Open innovation
Our open innovation strategy seeks to attract talent, technology and new businesses. We promote the innovation that comes from startups and scaleups, under a venture capital model, with a triple aim:

- Generate additional revenue by incorporating the technology/products developed by these startups into our range of digital services and transform internal Company processes.
- Seize growth opportunities beyond the telecoms sector by investing in game changers, companies that are developing disruptive technologies and products that could revolutionise the market.
- Obtain a financial return by increasing the value of the startups we have invested in.

Thanks to these targets, out of the more than 1,000 enterprises in which we have invested, 300 have ended up working with Telefónica, generating €500 million for the Company. Most importantly, they enable us to take their innovative solutions to our customers to help them in their digital transformation and use them internally to generate efficiencies.

Main initiatives of the Open Innovation area

Wayra	Since 2011, this has been our flagship open innovation programme. Present in nine countries in Latin America and Europe, Wayra is a complete and unique interface between entrepreneurs and our network of partners (large companies, governments and other important stakeholders). It has a corporate venture capital fund. It invests alongside other leading venture capital firms in late seed start-ups and in sectors such as entertainment (gaming and video), IoT, big data, AI, eHealth, Fintech, energy, the metaverse and Web3. Over €65 million has been invested in more than 850 startups in total. We currently have over 400 active startups in our portfolio and eight innovation hubs, spaces that allow us to showcase the most innovative startup technologies to our customers and partners. Examples include the Wayra Tech Labs, opened in Germany in 2021 and Barcelona in March 2022. It also develops corporate open innovation programmes for third parties.
Wayra Builder	Launched in 2020, it allows users to explore and find patents, technologies or products developed internally at Telefónica that have the potential to be transformed into startups. The goal is to create independent startups using these technologies that meet current market needs.
Wayra X	This is our 100% digital hub, launched in 2020, for investing in startups with digital products for mass consumption with a focus on 5G, eHealth, eLearning, sustainability, entertainment and Fintech, among others. Since its launch, it has invested €1 million in over 13 startups in 10 countries.
Telefónica Ventures	This is our corporate venture capital vehicle that makes strategic investments in growth stage startups. The intention is to address the main challenges facing the telecommunications industry and create new businesses by leveraging cutting-edge technologies. It invests directly in startups with investment tickets ranging from €350,000 to €5 million and indirectly through a network of leading venture capital funds in key markets. In total, since its launch in 2006, it has invested €155 million and has a current portfolio of 16 startups it has invested in directly, plus over 100 startups it has invested in through its network of 14 venture capital funds.

There are also other initiatives to support the progress of startups at earlier stages of development or those related to the academic world.

- **Open Future:** launched in 2014, this is a strategic regional entrepreneurship programme developed in collaboration with public and private partners. Open Future supports local startups in their early stages to foster the creation of an entrepreneurial ecosystem outside the big cities. Since its launch, it has accelerated 1,296 projects, creating around 4,900 jobs. Open Future currently has 30 hubs in Spain and Argentina.

In 2022, two new entrepreneurship spaces were opened in Andalusia (Spain), in Port of Huelva and Zona Franca de Cádiz, as well as one in Valencia, called Opentop.

- **Open Innovation Campus:** through this initiative we design and develop models of collaboration with the academic world to connect with young people and incorporate new talent into the Company.


SEED
GROWTH
SCALEUPS
GAME CHANGERS
ÍOPE VENTURES
THIRD-PARTY FUNDS
LEADWIND
WAYRA
TELEFÓNICA VENTURES
VIVO CVC
INVESTMENT OPPORTUNITY
TICKETS
€50K
€350K
€5M
€25M+

Main indicators

	2022
Open Innovation portfolio/active start-ups	550
Start-ups working with Telefónica	189
Countries in which it is present	10
Wayra hubs	8
Open Future spaces	30
Start-ups invested in by Wayra	865
Start-ups invested in directly by Telefónica Ventures	35
Direct investment in start-ups in 2022 (million euros)	13,3
Start-ups invested in by Telefónica Ventures through other funds	205
Investment through third parties in startups (million euros)	2,500
Total cumulative investment (Wayra + Telefónica Ventures, direct and indirect) (million euros)	221

Over the course of 2022, we invested €5.7 million in 40 start-ups through Wayra.

Telefónica Ventures allocated almost €20 million to several strategic investments, including Leadwind, a new independent venture capital fund to invest in fast-growing start-ups using disruptive and transformative technology in Southern Europe and Brazil.

Among the main areas of investment, we should mention projects related to:

- The metaverse and Web3, where Wayra invested in Gamium, the first decentralised social metaverse and token economy; Crossmint, a platform for buying NFT digital assets; and MetaSoccer, the metaverse for football fans. Telefónica Ventures also invested in Helium (through Borderless Capital and Nova Labs), a decentralised network supported on blockchain through a tokenised reward model based on usage.
- Fintech, where Wayra invested in Rand, a start-up that offers a mobile wallet and credit card aimed at Generation Z; Raylo, a mobile device leasing and refurbishment platform in the UK; and UnDosTres, which offers online mobile transactions for over 100 services in Mexico. Telefónica Ventures acquired a stake in Bit2Me, the largest Spanish language cryptocurrency exchange.
- We are committed to promoting environmental sustainability by supporting Wayra companies such as Ezzing Solar, which offers a modular platform that allows the entire process of selling photovoltaic installations to be carried out digitally; Climate Trade, which uses blockchain technology to help companies achieve carbon neutrality; and Trocafone, a marketplace for second-hand devices present in Latin America.

We invested in start-ups and companies in sectors that contribute to financial inclusion, health, education and environmental protection.



- In relation to education, Wayra invested in online learning platforms such as Crehana, aimed at creatives and digital professionals; Poliglota, for learning languages; Stackfuel, AI and data analytics training for professionals; and Alicerce, which focuses on early childhood education in Brazil.

- In addition, in the health sector, we invested in Behavidence, a mobile application for mental health and Idoven, software powered by AI algorithms aimed at detecting and preventing heart disease. Meanwhile, Telefónica Ventures invested in Durcal, a telecare start-up for the elderly.

Investment funds and partners
In 2022, we set up two new funds together with other Group business units.

In May, Vivo Ventures was created, a €60 million fund to invest directly in growth stage start-ups with solutions in the fields of healthcare, education, financial services, smart home, and entertainment and technology marketplaces, among others.

ÍOPE Ventures, launched with Telefónica Seguros in September to invest in 15 Insurtech & Fintech start-ups with tickets of up to 200,000 euros.

Moreover, during the year, we participated in **over 30 open innovation projects with strategic partners**, including:

- Alaian, an alliance of six of the world's leading telecommunications companies with the goal of discovering disruptive start-ups and giving them access to its network of 700 million customers.

- Edison Accelerator, a healthcare provider acceleration and collaboration programme designed by GE Healthcare in partnership with Wayra UK.

- CIV-LAC (Corporate Impact Venturing in Latin America and the Caribbean), sponsored by the Inter-American Development Bank (IDB) and designed and implemented by Wayra, which connects large corporations in Latin America and the Caribbean with technology impact start-ups in various sectors.

- BNDES Garagem, an initiative of BNDES (Brazilian Development Bank), Wayra and other partners, whose mission is to develop and foster entrepreneurship in Brazil by supporting entrepreneurs and startups.

- Opentop, a project with the Port of Valencia (Spain) to find and support ideas related to technology.

2.13.4.3. Innovation in products and services

Incremental innovation for the development of new solutions is a major part of our activity.

Many of the products and services that are created meet social needs and demands or contribute positively to the environment.

The evolving nature of our products, services, processes and technology is what enables us to maintain our competitive position and contribute to achieving the Sustainable Development Goals.



Examples of solutions developed to make a positive contribution include the following:

Financial inclusion
We facilitate access to loans and insurance through mobile financial products (Movistar Money), thereby reducing barriers to accessing finance and financial resources.

Health solutions
We support telemedicine projects for remote care such as Movistar Salud in Spain or Vida V in Brazil. In this regard, for example, Vida V is an affordable alternative between private health plans and the public health network in Brazil. It offers multidisciplinary medical care with guidance by telephone, online consultations by video call and face-to-face consultations, as well as access to clinics and laboratories for imaging and laboratory tests and even discounts on medicines.

We also provide services in this sector that enable remote surgical interventions and solutions that help patients with degenerative diseases.


VIDA
Olá
Cristovão
R$ 100,00
Fale com seu médico

Digitalisation and connectivity of the rural environment
Our services include programmes such as Smart Agro which informs farmers about factors such as soil moisture and soil water consumption, and allows them to optimise irrigation thereby improving crop yields. This solution has been designed to promote a more sustainable agriculture

model able to cope with the challenges caused by climate change and encourage rural development.

Data and AI solutions
These are services that look to solve social or environmental problems (Big Data for Social Good/ Artificial Intelligence for Social Good) with applications for monitoring infectious diseases or analysing air quality in large urban environments.

Security services
The products in this category help guarantee the security and integrity of people and businesses, such as the range of commercial services offered through Movistar Prosegur Alarmas.

Responsibility by Design

Responsibility by Design is an internal assessment framework that allows us to ensure we incorporate **ethical and sustainability principles** right from the initial development of a new product or service (P&S) and through to its delivery to the customer, and to be certain they comply with our Responsible Business Principles. These principles make up our code of ethics and guide us in making decisions based on integrity, commitment and transparency.

It is important to note that organisational culture, awareness raising and training are key to successful implementation.

Responsibility by Design project management process


Responsibility by Design

1. Training	2. Assessment	3. Expert support	4. Responsible Business Office
➔ We conduct training sessions. ➔ We provide employees with a microsite with all the relevant information, as well as a contact person, who is in constant contact with them. ➔ We create a culture of sustainability in the organisation.	➔ Through them, we learn about the risks and improvements to our products and services. This helps us, among other things, to identify what risks or improvements the products and services may entail.	➔ We will clarify any queries or questions that may arise at any time, from the design stages to final delivery to the customer.	➔ Last resort in the resolution of critical cases of issues that cannot be resolved by the team of experts.

The **Responsibility by Design** framework is based on two main pillars:

- **Design ethics:** associated with our engagement with the customer and use of data and AI.
- **Sustainability applied to design:** related to the impact our products and services have on people as well as the environment.

Pillars of Responsibility by Design

Ethics applied to design



Principles of responsibility to the customer



Ethical principles applied to artificial intelligence and data management

Sustainability applied to design



Design taking into account its impact on Human Rights



Impact on the environment

Design ethics

Principles of responsibility towards customers	Ethical principles applied to AI and data management
These are values that form our customer promise and shape the way we relate to our customers.	The aim is to avoid the possible negative consequences of their misuse.
Simplicity: we ensure that all product and service processes and operations are accessible and understandable for our customers.	**Fair:** we seek to ensure that AI technology applications produce fair outcomes, i.e. that they do not lead to discriminatory effects on the basis of race, ethnicity, religion, gender, sexual orientation, disability or any other grounds.
Transparency: we provide all information about our products and services to our customers in a proactive and transparent manner.	**Transparent and explainable:** we will be explicit about the type of data, personal or otherwise, that AI systems use, as well as the purpose for which they will be used.
Integrity: we deliver what we promise.	**People centric:** it must serve society and must not under any circumstances have a negative impact on human rights or the achievement of the SDGs.
	Privacy and security by design: when building AI systems that are powered by data, privacy and security issues are an inherent part of the system lifecycle. This ensures the utmost respect for individuals' right to privacy and their personal data.
	Working with partners and third parties: we are committed to verifying the logic and data used by suppliers to ensure that these principles are respected.

Sustainability applied to design

Design taking into account the impact on human rights and accessibility	Impact on the environment
Products and services that anyone, regardless of their abilities, can use in a satisfactory, safe and independent manner.	This incorporates environmental criteria with the aim of reducing environmental impact while enhancing the benefits it can have on the environment thanks to its features.
Digital rights: ensuring that our products respect and/or promote the human rights of our customers, with a special focus on minors and other vulnerable groups. The Company has a firm commitment to human rights, as outlined in the Responsible Business Principles and the Human Rights Policy.	**Eco-design:** contributing to the development of more sustainable, efficient and circular processes, prioritising the reduction of resource consumption.
Accessibility: so that anyone, irrespective of their abilities, can use them in a satisfactory, safe and autonomous way, especially when they are products and services with a web interface or app.	**Waste management:** prioritising the reuse of materials and recycling channels.
	Energy consumption: providing energy efficiency solutions.

Throughout 2022 we worked exhaustively to ensure the successful implementation of the Responsibility by Design project in Spain and we have begun to expand it to other Group operations.

We have carried out over 50 assessments to date. In addition, we have set the target that at least 30% of our new products and services will be assessed under the Responsibility by Design framework by 2023, 70% by 2024 and 100% by 2025.

Moreover, we developed a specific governance model for AI issues, with the RAI Champions being the most notable addition in this regard. This is a role that helps and collaborates in resolving problems and queries related to these technologies. We also set up the AI Ethics Committee, which can highlight important concerns about new products that may have an associated ethical risk.



MILESTONES

- **We increased our portfolio of products and services through new health and renewable energy solutions.**
- **We launched the Innovation and Talent Hub.**
- **We expanded the Responsibility by Design programme to all regions in which the Telefónica Group is present.**

2.14. Contribution and impact on communities

GRI 3-3

KEY POINTS

 Following leading international frameworks, we have developed a socio-economic impact assessment model that shows that we contribute over €98 billion to communities.

 Our work agenda revolves around SDG 9, deploying sustainable, resilient infrastructure and driving innovation and development.

 We are an essential enabler for meeting the sustainability commitments of both the European Union and other industrial sectors.

2.14.1. Vision

In 2015, the Sustainable Development Goals (SDGs) introduced a disruptive change from their predecessors, the Millennium Development Goals. The main change was the recognition of **innovation and technology** (through SDG 9) as an essential element in terms of achieving sustainability in our society.

Furthermore, at a regulatory level, the European **Green Deal** sets out the roadmap for making Europe the first climate-neutral continent by 2050. This deal boosts the economy, improves quality of life and protects nature.

The European Union also aims to ensure that all households have access to a high-capacity network by 2050 through the **Digital Compass** programme, through a fair digital transformation that aims to increase innovation and productivity in the economy, and offer new opportunities for people and businesses.

The synchronisation of these two revolutions, digital and green, must be the most effective way to guarantee the future of our society, optimising environmental protection and enabling competitive, sustainable and fair economic growth.

Telecommunications have proven to have a key role to play socially. They facilitate and transform how we interact. Economically speaking, they facilitate the development of new working models, improved production sites and the increased efficiency and use of natural resources.

Telecommunications are an enabler for other sectors to be able to achieve the green transition and meet the sustainable development goals.



Our sector plays a crucial role in fulfilling the 2030 Agenda and digital transformation processes. We are closely linked to most of the SDGs. Communication networks have been recognised as a key component in achieving sustainable development.

2.14.2. Context

There is increasing regulatory pressure around ESG issues. The Taxonomy Regulation for the classification of sustainable activities and the entry into force of the European Sustainable Finance Disclosure Regulation (SFDR) highlight how important it is to demonstrate how companies can contribute to the fight against climate change and social inequalities.

Also taking into account the modification of the MiFID II regulation (Markets in Financial Instruments Directive and amending Directive), the following is considered in assessments of the social and environmental contribution made by an organisation:

- Funds that promote environmental and social characteristics (Article 8, SFDR);
- Funds that, besides complying with the definition provided in Article 8, incorporate criteria aligned with the taxonomy or consider Principal Adverse Impacts (PAIs) (Article 8 plus);
- Funds that pursue specific sustainability objectives (Article 9, SFDR).

Under these criteria, at Telefónica we provide all the relevant information on our targets, and the roadmap of how we are going to achieve them. Measuring and reporting our impacts allows us to break down each contribution and identify where we can enhance our positive impact. This also allows us to minimise negative impacts and identify new financing opportunities that contribute to the decarbonisation of the economy or boost digital inclusion and transformation.

In this context, our alignment with the SDGs and the European frameworks shows how we integrate sustainability into the organisation. Furthermore, by measuring the value of our impacts and quantifying them, we are able to incorporate the results in the organisation's management as a significant indicator in decision making.

2.14.3. Impact assessment: frameworks and methodologies

GRI 2-12

We define social and environmental impact as the changes experienced by people and the planet as a result of a particular activity that affects human well-being in the long term.

We also **define impact measurement and management** as the identification and quantification of metrics agreed upon with stakeholders to measure the changes experienced by people and the planet as a result of a particular activity. We assess the extent to which we contribute to these changes. And consideration should be given to learning that must influence the organisation's actions. These changes can be measurable, positive or negative, intended or unintended, tangible or intangible.

We have chosen to use the **Sustainable Development Goals (SDGs) as a strategic framework** to serve as a guide for our commitments to society and environmental protection. The SDGs allow us to analyse and measure our contribution and impact on socio-economic development.

Since 2020, we have been measuring our impact and our contribution to the main SDGs in order to better integrate this into the organisation's decision-making models. We have been optimising our assessment model by incorporating the new methodologies and we have adapted them to our sector's specific characteristics and needs.

These methodologies include the work on measuring and managing impact of ICADE University's Social Impact Chair, SDG Impact, the analysis models of the Impact Management Project (IMP), and, in particular, the work carried out by Harvard University in its Impact Weighted Account Initiative (IWAI) project.

Using the aforementioned methodologies, we are working on two analysis models:

1. **A value analysis model**, which identifies the overall impact of the entire organisation through the monetisation of the main externalities identified in the materiality matrix.
2. **A product and service assessment model**, under which we perform specific assessments of the main projects or commercial solutions.


Value analysis model
SOCIAL
ENVIRONMENTAL
CORPORATE GOVERNANCE
Model for assessing products and services
WHAT
WHO
HOW MUCH
CONTRIBUTION
RISK
Global Impact
Alignment with SDGs
Impact of Projects

Our **analysis models** aim to:

- Monitor the development of the main contribution and impact indicators.
- Evaluate our contribution to the 2030 Agenda.
- Detect and monitor risks that may affect our activity.
- Facilitate decision-making to improve our business and increase our contribution to society.
- Facilitate the reporting of information to our stakeholders, mainly investors, customers and public administrations.

Our main aim is to incorporate the results obtained from impact measurement into active management and decision-making processes



> Sustainable Development Goals (SDGs)

Since the publication of the Sustainable Development Goals, we have been analysing to which goals and targets we make the most decisive contribution. In doing so, we have taken into consideration our technical and commercial capabilities and the connections between the different SDGs, focusing on the three strategic pillars:

- **Building a greener future** supported by technology and digital services.
- **Helping society thrive** by facilitating socio-economic progress and driving digital inclusion.
- **Leading by example**, building trust through the responsible management of our operations.

We are currently assessing the requirements of the SDG Impact methodology of the United Nations Development Programme (UNDP), with a view to studying the possibility of implementing them in the coming years. Taking into account the four pillars of this methodology, we have carried out a preliminary analysis to understand better our current position:

- **Strategy**: we have a sustainability strategy based on the integration of the SDGs and responsible business management. We have set targets aimed at making a positive contribution and with a view to limiting the negative impact we may generate.
- **Management**: we measure, evaluate and manage the impacts generated.
- **Transparency**: we make policies and impact assessments available to our stakeholders and share best practices on ESG issues.
- **Governance**: the sustainability governance system extends from the Board of Directors to employees, acting at all levels. The Board of Directors approves and supervises the monitoring through the Sustainability and Quality Committee.

We have identified SDG 9 (Industry, Innovation and Infrastructure) as the goal to which we contribute the most thanks to our investment in communications, innovation and entrepreneurship infrastructures.


Leading by example
Helping society to thrive
Building a greener future
17
8
5
16
9
8
4
13
11
12
7

We have a work agenda based on SDG 9, to which we contribute by deploying sustainable, resilient, quality infrastructure and innovation.



In addition to our direct contribution, we have analysed the connections between the SDGs we work towards. We have calculated the extent of the interrelationships between goals by identifying undesired effects, opportunities and possible feedback loops.

For example, for SDG 9 we would have the following distribution in terms of an indirect contribution:


9
9.1
9.5
9.c
16.1
16.6
8.1
8.5
8.10
16.3
16.5
16.6
1.1
3.1
3.2
4.3
1.1
1.2
3.1
3.2
3.4
3.6
3.7
3.a
4.3
4.4
6.1
6.2
6.3
12.4
7.1
7.a
7.a
13.2
11.1
11.4
12.5
12.5
15.1

All this analysis is published on the Telefónica website in the report "**A connected world, a sustainable world**".

2.14.4. Progress: contribution to socio-economic development and the environment

To assess our contribution as an organisation, we take our **materiality matrix** and our three strategic pillars as a starting point and identify the main variables. In addition, we group indicators according to the relationship between them and their relative importance for both the organisation and society.



For further information, see chapter 1.4. Materiality.

Once the indicators have been identified, we use various tools to quantify their impact.

In order **to quantify said impact**, we have adapted the calculation methodologies defined in Harvard University's IWAI and the True Value methodology developed by the consultancy firm KPMG to the unique features of our sector and the specific characteristics of Telefónica.

The following graph shows the breakdown of the indicators analysed, their relative quantification, their relationship with the strategic pillars and the SDGs linked to these indicators:

Total Impact
+€98 bn

Helping society to thrive
Total impact
+€91 bn

Economic development
Regional development through job creation
Contribution to tax revenues

Innovation and entrepreneurship
Open innovation and entrepreneurship
R&D: Internal Innovation

Digital inclusion and contribution by products and digital services
Digitalization and deployment in the rural areas
Affordability
Digital training
Training and talent management

Building a greener future
Total impact
+€1.8 bn

Natural resources
Waster management
Impact biodiversity
Water consumption

Emissions
Offset
Emitted

Digital Services for a green transition
Contribution to digitisation

Leading by example
Total impact
+€5 bn

Inclusion, diversity and security of our professionals
Health and safety of professionals
Quality of wages
Diversity - pay gap

Contribution to associations and institutions that promote sustainable development
Volunteering programme
Cultural programmes

Privacy and security
Security services
Cyber risks

0 - €100 million
€100 - €500 million
€500 - €1,000 million
€1,000 - €5,000 million
€5,000 - €10,000 million
€10,000 - €20,000 million
> €20,000 million

(+) Positive impacts (−) Negative impacts

Please note: this data refers to the impact analysis based on calculation indicators for the 2021 financial year.

2.14.4.1. Building a greener digital future

It is important to stress that digitalisation is a key tool for tackling greenhouse gas emissions, resource scarcity and climate change.

We encourage innovation to develop solutions that reduce our environmental impact, **promote energy efficiency and the use of renewable energy** in our operations, **reduce our carbon footprint** and **develop digital solutions** that help our customers reduce their emissions.



For further information, see chapter 2.1. Responsibility towards the environment.

This approach allows us to contribute to **the decarbonisation of the economy**, be more competitive and offer our customers low-emission connectivity.

We have analysed the negative impact of our commercial activity. We also looked at the extent of our positive contribution to mitigate the effects of climate change.

This calculation shows that **Telefónica's total contribution to the environment** is positive thanks to the digital transformation and the projects we are developing to reduce our emissions and control energy consumption.

The targets and indicators, associated with the environmental Sustainable Development Goals we have analysed, are as follows:


7 AFFORDABLE AND CLEAN ENERGY

SDG 7 - Develop the most efficient telecommunications network, powered by renewable energies

We reduce our impact on the environment, working to decouple the growth of traffic through our networks from greenhouse gas emissions.
The aim is to align our efforts with the level of decarbonisation required to limit global warming to below 1.5°C.

Our carbon footprint comes mainly from electricity consumption, so, as a result, **we have made our consumption 100% renewable in Europe, Brazil, Peru and Chile** and are committed to **extending this to all our operations by 2030**. Coupled with an ambitious energy efficiency programme, this has meant that our carbon emissions have been reduced significantly in recent years.

Contribution to SDG 7

Goal	KPI	2021	2022
7.2			
Promote the use of renewable and clean energy in all our activities.	Percentage elctricity from renewable sources in own facilities	79%	82%
7.3			
Encourage the development of projects that increase energy efficiency and improve the technology needed to provide modern, sustainable energy services.	Emissions avoided thanks to renewable energy (tCO_2e)	902,019	845,456
	Emissions avoided through energy management (tCO_2e)	68,833	118,410


11 SUSTAINABLE CITIES AND COMMUNITIES

SDG 11 - Develop solutions to optimise consumption, reduce emissions and improve mobility and safety for people and communities

Our greatest contribution to climate change mitigation and adaptation undoubtedly comes from a state-of-the-art network and solutions that help us tackle environmental challenges.

Our efforts in this direction in 2022 helped avoid the emission of 81.7 millions of tonnes of CO_2 thanks to services such as connectivity, the Internet of Things (IoT) and cloud. These products promote a more efficient use of resources and improve energy efficiency for our customers. .

Contribution to SDG 11

Goal	KPI	2021	2022
11.6			
Promote the development of digital services and solutions that have a positive impact on the environment and help create more sustainable and resilient cities.	Emissions avoided thanks to our services (million tCO_2)[1]	8.7	81.7

[1] The increase in this indicator is due to the fact that in 2022 the scope of the indicator has been extended to include additional services. More information can be found in chapter "2.4. Digital solutions for the green transition".


12 RESPONSIBLE CONSUMPTION AND PRODUCTION

SDG 12 - Promote the circular economy in the use of electronic equipment, through eco-design, re-use and recycling

At Telefónica, we reduce the impact of our activity thanks to reuse and recycling, which are key to reducing the consumption of raw materials and the generation of waste, especially electronic equipment.

We are also progressively integrating responsible design into our internal processes.

Contribution to SDG 12			
Goal	**KPI**	**2021**	**2022**
12.2			
UNSTATS Indicator 12.2.1 Achieve the sustainable management and efficient use of natural resources.	Energy consumption (MWh)	6,106,625	6,106,255
	Waste generation (tonnes)	64,059	52,906
12.5			
UNSTATS Indicator 12.5.1 Minimise waste generation through prevention, reduction, recycling and reuse activities, promoting programmes that foster the circular economy and the recycling of waste.	Percentage recycling of waste	98%	98%
12.6			
Transform our internal processes to ensure that all our solutions are designed and developed according to ethical and sustainable criteria.	Responsibility by Design process	Integrated in T-Spain	Integrated in T-Spain. In the process of integration in T-Tech, Germany, Hispam and Brazil.
		Number of assessments carried out	40


13 CLIMATE ACTION

SDG 13 - Combat climate change and improve resource efficiency and utilisation

We contribute to reducing the impact of climate change by supporting projects within our own operations and along the value chain.



For further information, see chapter 2.2. Energy and climate change.d climate change.

Contribution to SDG 13			
Goal	**KPI**	**2021**	**2022**
13.2			
Incorporate climate change measures into the Company's policies and strategies through emission reduction programmes.	Direct emissions (Scope 1) (tCO_2)	183,231	131,809
	Indirect emissions (market-based method) (Scope 2) (tCO_2)	353,506	221,537
	Other direct emissions (Scope 3) (tCO_2)	2,072,159	1,930,051

2.14.4.2. Helping society thrive

GRI 203-1, 203-2, 204-1

Our commitment is to bring the best connectivity and latest technology to everyone. We advocate for people-centred digitalisation to tackle unequal opportunities.

To assess our contribution, we have analysed:

- The investments we make, as well as all non-financial impacts arising from our core telecommunications business.
- Our contribution to direct and indirect employment and Gross Domestic Product (GDP) in the regions where we operate.
- The activities carried out by Fundación Telefónica, mainly in the field of education.


9 INDUSTRY, INNOVATION AND INFRASTRUCTURE

SDG 9 - Build inclusive and sustainable connectivity

We are deploying state-of-the-art networks, not only to lead the markets where we operate and ensure a reliable and resilient service, but also to connect as many people as possible.

We have state-of-the-art digital services. We add a social element to our innovation because we cannot imagine progress without people.

Over the past year, we have maintained our efforts to roll out broadband network coverage in both Europe and Hispanoamerica. Our LTE networks reach virtually the entire population and we are expanding the rollout of 5G and fibre to all areas, including rural and remote areas.


For further information, see chapter 2.10. Digital inclusion.

Beyond infrastructure, we promote innovation and entrepreneurship through programmes such as **Open Future, Telefónica Venture Capital** and **Wayra**. These initiatives prevent the exodus of young talent to other parts of the world, thereby becoming a driving force for innovation and economic development in many regions.

Over the last 10 years, Telefónica's open innovation unit has invested in over 1,000 start-ups around the world. Many of them are now part of our service portfolio or help to improve our internal processes.


For further information, see chapter 2.13.Sustainable innovation.

Contribution to SDG 9

Goal	Indicator	2021	2022
9.1			
Inclusive digitalisation, strengthening and investing in very high-capacity networks that have proven to be critical for future competitiveness.	R&D+i investment (million euros)	4,378	3,721
	Prepaid customers	129,675,714	129,685,679
	Universal Service (million euros)	169	212
9.5			
Foster innovation and technological entrepreneurship through our open innovation programmes.	R&D investment (million euros)	835	714
	Industrial property rights portfolio (includes patents)	421	444
9.c			
Bring connectivity to where it is missing, connecting millions of people in rural or remote areas who have no, or very limited, access to the internet.	Percentage 4G/ LTE mobile coverage	87%	90%
	UBB - Ultra-Broadband (covered premises)	64,970,491	71,022,284


8 DECENT WORK AND ECONOMIC GROWTH

SDG 8 - Drive digitalisation for a more sustainable society and economy

The development impact of telecommunications and broadband has been well documented in various international studies. These reports highlight the fact that we are a **strategic player in the economic growth** of the countries in which we are present. This contribution is made both directly through our commercial and technological activity, as well as our capability to influence other industries.

We encourage the creation of quality jobs and promote, mainly through Fundación Telefónica, the development of employability and education programmes. These are often aimed at young people, facilitating access to the jobs of the future and stimulating local entrepreneurship.

Of particular note are Conecta Empleo and Lanzaderas de Empleo. These initiatives are helping to train and develop people in places suffering from structural problems such as unemployment and talent relocation.

Contribution to SDG 8

Goal	Indicator	2021	2022
8.1			
UNSTATS Indicator 8.1.1 Support and contribute to the economic growth of the countries in which we provide our services.	Impact on GDP (million euros)	48,904	45,978
	Total tax contribution (million euros)	9,134	7,669
8.3			
Support key sectors and develop policies for productive activities and innovation to boost economic growth: • Encourage investment in local businesses. • Collaborate with domestic and international organisations that promote economic development and digitalisation.	Percentage purchases from local suppliers	81%	83%
8.5			
UNSTATS Indicator 8.5.2 Promote employment and quality work for all women and men, including youth and people with disabilities, and equal pay for work of equal value.	Total number of employees	103934	103,638
	Indirect jobs created (employees)	656,662	675,947
	Employees with disabilities	1128	1,482
8.8			
Guarantee and protect labour rights, providing a safe working environment for all workers and promoting a sustainable supply chain that incorporates ethical, social and environmental criteria in purchasing processes.	Supplier audits	17,960	18,578
	Suppliers with improvement plans	610	879

Impact on Gross Domestic Product (Target 8.1)
Our overall contribution to the GDP of the main countries in which we operate includes the direct impact of our economic activity, expenditure and investments (indirect impact) and the impact caused by the increase in consumption as a consequence of the rise in labour income generated by the jobs created.

For every euro generated in direct impact, in the nine main countries where we are present, we have generated an additional 1.5 euros indirectly through expenditure and investment.



Impact on GDP (main operations)

	Millions of euros	% of total impact
Total impact	45,978	100%
Direct impact	18,382	40%
Indirect impact	21,349	46%
Induced impact	6,247	14%

Definitions
Total impact: total impacts generated by corporate activity and the expenses and investments we make in the countries where we operate;
Direct impact: impact generated directly by our operations.
Indirect impact: impact generated by the expenses and investments of our supply chain.
Induced impact: impact generated by an increase in consumption resulting from the rise in labour income generated by direct and indirect employment.

Countries included in the analysis: Argentina, Brazil, Chile, Colombia, Germany, Mexico, Peru, Spain and the United Kingdom.

Impact on GDP

	Millions of euros	% of local GDP
Germany	7,263	0.2%
Argentina	2,369	0.7%
Brazil	13,481	0.9%
Chile	2,222	0.8%
Colombia	2,196	0.8%
Spain	15,582	1.3%
Mexico	786	0.1%
Peru	2,079	1.1%

For every euro of gross operating margin we obtained, we generated 3.6 euros which contributed to the GDP of the main countries in which we operate.



Contribution to the creation of quality jobs
In addition to the direct jobs created by the Company, our activity stands us in good stead as a driving force for progress and the creation of more indirect and induced jobs.

Impact on employment (main operations)

	Impact on employment in the main countries (no. of persons)	% of total impact
Total impact (1)	1,074,440	100%
Direct impact (2)	99,174	9%
Indirect impact (3)	675,947	63%
Induced impact (4)	299,319	28%

Definitions
- **Total impact:** Total impacts generated by our corporate activity and the expenditure and investments we make in the countries where we operate.
- **Direct impact:** Employees hired directly.
- **Indirect impact:** Jobs generated in companies and sectors that receive our expenditure and investments and by their respective suppliers.
- **Induced impact:** Jobs created in all economic sectors thanks to the economic activity generated in an induced way in the market as a whole.

Countries included in the analysis: Argentina, Brazil, Chile, Colombia, Germany, Mexico, Peru, Spain and the United Kingdom.

The activities we undertake mean that, for every person we contract to the workforce, we generate an additional 9.8 jobs in the countries we operate.



Impact on employment

	Impact on employment (no. of persons)	% of total local employment
Germany	50,578	0.1%
Argentina	30,904	0.2%
Brazil	497,771	0.5%
Chile	47,835	0.5%
Colombia	150,363	0.7%
Spain	159,037	0.82%
Mexico	33,937	0.06%
Peru	104,015	1.09%


4 QUALITY EDUCATION

SDG 4 - Address inequalities by investing in digital skills.

Education is a key tool for ensuring inclusion and fostering growth and progress. The rapid digitalisation of the economy requires an increasing number of professionals with knowledge and training in digital skills. Education becomes a key part of **bridging the digital divide and reducing social inequalities**.

Through various programmes, Fundación Telefónica and Telefónica Educación Digital promote educational innovation and work to bring quality digital education to every corner of the globe.

This includes the Profuturo programme. Developed jointly by Fundación Telefónica and the "la Caixa" Foundation, Profuturo was launched in 2016 and has reduced the education gap, providing quality digital education to more than 19.7 million children and training more than 914,000 teachers in 40 countries in Latin America, Africa, Asia and the Caribbean.

Other programmes developed by Fundación Telefónica include ConectaEducación, Code.org, Conecta Empleo and '42, projects that seek to improve the digital skills of young people so that they can access a labour market that is increasingly demanding these kinds of skills.


For further information, see chapter 2.10. Digital inclusion.

Contribution to SDG 4

Goal	KPI	2021	2022
4.4.			
UNSTATS Indicator 4.4.1 Improve and empower people to be ready for the new digital environment: • Enable access to training courses in the skills needed to access employment and entrepreneurship. • Ensure that all our employees have access to personalised digital skills retraining programmes.	Beneficiaries of the digital skills training programme[2]	1,212,765[3]	1,305,715
	Internal employee training hours	39	35

We also contribute to Goals 4.1 (education schemes to enable all girls and boys can complete primary and secondary education) and 4.c (increase the supply of qualified teachers through specific training programmes and by promoting the modernisation and digitalisation of education) through other Fundación Telefónica programmes. These contribution indicators are published annually in the foundation's Annual Report.

2.14.4.3. Leading by example

A human-centred digitalisation must focus on **trust-building**, be value-based and centre on the responsible use of technology.

We build trust through our actions and commitments and favour inclusion and equality.



This block of analysis highlights the impact of salaries and the investment made in health and safety programmes for our employees, as well as our drive to promote diversity.

[2] The number of people trained is 1,305,718 within the projects: "Lanzaderas", "Conecta Empleo", "Piensa en Grande" and "Escuela 42".
[3] Data updated to 31 December 2021.


5 GENDER EQUALITY

SDG 5 - Promote gender equality and reduce salary gaps

Equal opportunities are a source of talent for us and we are firmly committed to their promotion. We are working to achieve gender equality and promote the use of technology for the empowerment of women.

We promote and collaborate with programmes that promote women's access to careers involving science, technology, engineering and mathematics (STEM), such as Girls Love Tech, because equal opportunities and digitalisation must be based on diversity in all areas.



For further information, see chapter 2.7. Diversity and inclusion.

Contribution to SDG 5			
Goal	**KPI**	**2021**	**2022**
5.2			
Work towards the elimination of all forms of violence against women.	Instances of discrimination identified/ measures taken.	0	0
5.5			
UNSTATS Indicator 5.5.2 Commitment to fostering women's leadership, increasing the proportion of women in leadership positions and eliminating all forms of unequal pay.	Percentage women on the Board of Directors	33.3%	33.3%
	Percentage women directors	29.5%	31.3%[4]
	Percentage women in the workforce	38.1%	38.6%
	Percentage adjusted pay gap	1.18%	0.74%
	Percentage gross pay gap	17.49%[5]	16.80%
5.b			
Improve the use of instrumental technology, in particular information technology, to promote women's empowerment by fostering actions and programmes that help reduce the digital gender gap and promote STEM careers among young women.	Programmes to promote STEM careers	52	102

[4] In 2022, minor adjustments have been implemented in the formula for calculating the percentage of women directors. Maintaining the 2021 criteria, the figure would be 31.2%.

[5] The calculation methodology has been changed to take into account the different socio-economic realities of the countries that make up the group. Reported data in 2021: 21.79%

SDG 16 - Improving trust through the ethical and responsible use of technology

A key part of guaranteeing justice and strong institutions is **ensuring personal privacy and security** in digital services.

This is why we work with integrity in all business areas and have very strict ethical responsible business principles. Our priority is to ensure the privacy and security of our customers' information and the products and services we offer.



For further information, see chapter 2.19. Privacy and security.

In addition, we collaborate with different organisations, social entities and public administrations to support the most vulnerable groups and promote the responsible and ethical use of new technologies.

Contribution to SDG 16			
Goal	**KPI**	**2021**	**2022**
16.5			
Combat corruption and bribery in all its forms through our internal responsible business programmes and ensure the highest standards at all levels of the Company to promote trust.	Percentage of employees who have taken the responsible business course	85%	89%
16.10			
Ensure public access to information, while protecting fundamental rights and freedoms: • Enhance citizens' trust through the ethical and responsible use of technology, respecting and protecting fundamental freedoms, privacy, security and other digital rights.	Information privacy	see SASB TC-TL-220a	see SASB TC-TL-220a
• Foster digital trust and the use of data	Information security	see ASB TC-TL-230a	see SASB TC-TL-230a
16.a			
Strengthen institutions and cooperation at all levels with employee-led activities that create value and help the most vulnerable people.	Corporate volunteering (people)	59,054	58,502



SDG 17 - Develop strong global alliances for sustainable development

The United Nations has identified our sector as key to achieving more than half of the goals defined in the 2030 Agenda. It has incorporated two specific goals related to our ability to take broadband and digitalisation everywhere.

According to internal analyses, we estimate that the deployment of fibre optics, together with the development of digital services in rural areas, can **increase average annual income by up to 3.9%, and reduce the unemployment rate by approximately 1%,** through the promotion and creation of service companies.

Similarly, digitalisation could help **increase the productivity of SMEs by 15-25%**.

Thanks to our transformative capacity, we also work to foster national and international collaboration with other organisations also committed to sustainable development.

Contribution to SDG 17			
Goal	**KPI**	**2021**	**2022**
17.6			
UNSTATS Indicator 17.6.2 Increase the number of fixed broadband internet subscribers in all regions where we operate.	Number of fixed broadband subscribers (thousands)	25,833	26,304
17.8			
UNSTATS Indicator 17.8.1 Foster collaboration with other organisations to innovate and increase access to, and the use of, technology and digitalisation in all areas of society.	Percentag e LTE service penetration in customer base	90%	91%

2.14.5. Direct economic value generated and distributed

GRI 201-1

In addition to the contribution and impact studies on the SDGs and the quantification of these impacts through indicators, we have calculated the direct economic value generated and distributed (EVG&D) during the year in accordance with GRI recommendations.

Information on the creation and distribution of economic value indicates how our Company has generated wealth for different stakeholders.

	2021	2022
Direct economic value generated (revenues) €M	**51,950**	**42,058**
Economic value distributed	**38,379**	**34,348**
Operational costs (€M)	23,234	23,682
Salaries and employee benefits (€M)	6,733	5,524
Payments to capital providers (€M)	5,149	2,633
Payments to governments (by country) (€M)	3,206	2,438
Investments in the community (€M)	56.55	71.14
Economic value retained (direct economic value generated - economic value distributed) €M	**13,571**	**7,710**[6]



MILESTONES

- → **Publication of the updated Impact Report, incorporating further improvements and recommendations from international frameworks.**
- → **Full assessment of the SDG Impact model.**
- → **Optimisation of models for calculating and estimating the social impact of the organisation's strategic projects.**

[6] In 2021, extraordinary transactions were carried out that change the results compared to 2022.

2.15. Human Rights

GRI 2-24, 2-25,

KEY POINTS



We have a strong commitment to respecting and promoting human rights, governed at the highest level with a clear accountability process.



We have a long-standing due diligence process in place and carry out impact assessments in all our operations in order to identify, prevent, mitigate and remedy potential human rights impacts.



We have been ranked as the 1st telco worldwide by Ranking Digital Rights for our commitment to human rights, privacy and freedom of expression.

2.15.1. Vision

Human rights challenges continue to have universal and intensifying effects on everyone. The climate crisis, digital divide, social inequality and the violation of people's rights are just a few examples. As a multinational company, we have the opportunity to proactively contribute in overcoming these global challenges through a responsible business conduct and provision of sustainable solutions.

In this vein, we are committed to the United Nations (UN) Declaration of Human Rights of 1948, as well as subsequent standards such as the UN Guiding Principles on Business and Human Rights of 2011 or the OECD Guidelines for Multinational Enterprises.

What is more, we go beyond our internal ecosystem and aim to work closely with our stakeholders to ensure respect for human rights throughout our value chain. To this end, we implement various initiatives and measures to guarantee the respect for human rights of our suppliers in the supply chain as well as our customers through the development of responsible products and services.

2.15.2. Objectives

- 100% of our operations annually assessed on human rights.
- 100% of high risk suppliers in sustainability matters (including human rights) assessed via external evaluation by 2024.
- 100% of new products and services developed at Group level will follow the responsibility by design approach by 2025.
- Continue to occupy a leading position in the Ranking Digital Rights.

2.15.3. Governance

GRI 2-12

We have defined a governance model led by the Board of Directors that involves all relevant hierarchies and areas of the company at global and local level (more information in the box below: Human rights governance) to ensure that our commitment to human rights permeates our day-to-day business at all levels.

Human rights governance

 **Board of Directors**	**Periodicity:** Continuous. **Responsibilities:** Approval of sustainability-related policies such as, the Responsible Business Plan (including human rights objectives/projects).
 **Sustainability and Quality Committee***	**Periodicity:** Monthly. *Permanent Committee of the Board. **Responsibilities:** Governance and supervision of Responsible Business Plan (and therefore human rights issues) through monthly reporting by the Responsible Business Office.
 **Responsible Business Office**	**Periodicity:** Continuous supervision and quarterly reporting. **Responsibilities:** Definition, management, and monitoring of Responsible Business Plan (and thus human rights issues). Brings together all the company's strategic department heads and is led by the Global Chief Sustainability Officer.
 **Due Diligence Office**	**Periodicity:** Continuous. **Responsibilities:** Management and supervision of the sustainability due diligence process, including human rights issues.
 **Coordination and dialogue with teams at local level**	**Periodicity:** Continuous. **Responsibilities:** Ongoing dialogue with local teams to ensure consistent implementation of the human rights policy and due diligence in the company.

2.15.4. Policies

GRI 2-23

Our main internal human rights policies and standards of conduct are:

- Global Human Rights Policy.
- Supply Chain Sustainability Policy Regulation of the Responsible Business Channel.
- Global Privacy Policy.
- Global Security Policy.
- Occupational Safety, Health and Well-being Policy.
- Diversity and Inclusion Policy.
- Regulation on Responsible Communications.
- Global Environmental Policy.
- Anti-Corruption Policy.
- Global Regulation on Requests by Competent Authorities.
- Principles of Artificial Intelligence.
- Equality Policy.

2.15.5. Risks and opportunities

We are fully aware that the nature and geographical reach of our business means that we face risks of potential human rights' issues along the value chain.

Data privacy and security, freedom of expression and decent working conditions are some examples of rights over which we play an essential role and must enforce, internally with employees and externally with suppliers and customers.

Notwithstanding the above, connectivity is also a key tool to facilitate and promote people's rights, for example through access to information and the exchange of ideas.

At Telefónica, we see this potential as an opportunity to develop products and services that encourage economic and social development, e.g. through increased connectivity in rural and remote areas.

Human rights across the value chain


Human rights issues
Abolition of child/ forced labour
Labour conditions
Non-discrimination
Data privacy and security
Protection of the environment
Health and safety
Freedom of association
Access to information
Freedom of expression
Value chain
Telefónica
Suppliers
Upstream
Employees
Downstream
Customers
Internal policies
Responsible Business Principles
Supply Chain Sustainability Policy
Health and Safety Policy
Security Policy
Rule on Requests made by Competent Authorities
Equality Policy
Environmental Policy
Diversity Policy
Anti-Corruption Policy
Privacy Policy
Commitment to protecting children
Non-discrimination Policy
AI Principles
Responsible Communication Policy
Human Rights Policy

2.15.6. Action plan and commitments

GRI 2-23, 408-1, 409-1

Our strategy is to conduct a due diligence process along the entire value chain to ensure the respect and promotion of human rights throughout Telefónica's footprint.

The **due diligence** system we have in place helps us identify, prevent, mitigate and remedy our (potential and actual) human rights' impacts. It allows us to manage the risks and opportunities facing the company.

Our due diligence system follows the UN Guiding Principles on Business and Human Rights and is aligned with the requirements of the currently discussed **EU Directive on Corporate Sustainability Due Diligence**. As indicated in both, a public commitment to human rights endorsed at the highest level is essential. In our case, it is the Board of Directors that endorses our public commitment to human rights through the adoption of the Global Human Rights Policy and the due diligence processes explained therein.


1.
Policy
2.
Impact Assessments
3.
Integration in Processes
4.
Assessment and Reporting
5.
Complaint and Remedy Mechanisms
Our Due Diligence in Human Rights

> Phases of due diligence

1. Policy

We have a **Global Human Rights Policy (phase 1)**, approved by the Board of Directors, which aims to reaffirm our responsibility to respect and promote human rights and establish general guiding principles. From this, we derive other internal policies and procedures (see examples in figure Human rights across the value chain) that serve as instruments to ensure respect for human rights in more specific areas.

2. Impact assessments

From an internal management perspective, the starting point is our **Global Human Rights Impact Assessments (phase 2)** which are conducted every three to four years with the help of external experts and in close consultation with our stakeholders. The aim is to understand how our business activities/relationships and products/services have a potential or actual impact on human rights, in order to identify the salient issues we need to work on.

Based on the salient issues identified in these Global Assessments we conduct further in-depth analyses :

- Biannual risk assessments in all our operations at national level in accordance with Telefónica's Enterprise Risk Management process.
- Local impact assessments in cases where it is considered relevant to have a more accurate picture of the national situation in order to address risks in a specific context.
- Thematic impact assessments when we need to take a detailed view of an issue because we have identified a particular risk or concern.

Human rights impact assessment process


Global Human Rights Impact Assessment
Frequency: every three-four years
Methodology: through an independent, specialised consultancy firm
Identification of the most significant impacts
Risk assessments in all our operations
Frequency: Biannually
if a local risk or impact is identified
if a risk issue is identified
Local impact assessment
(focusing on the domestic situation)
Specific impact assessment
(focusing on an issue)

Priority issues identified in the 2022 Global Impact Assessments: issues and groups impacted

Operations	Products and Services	Human Resources[1]	Ethics and Governance	Value Chain[2]
• Labour conditions • Health and safety • Privacy • Cybersecurity • Digital Inclusion • Property • Climate change • Circular economy • Biodiversity • Water resources	• Privacy • Cybersecurity • Responsible use of new technologies • Freedom of expression and information • Digital inclusion • Protection of minors • Climate change • Circular economy	• Labour conditions • Diversity and non-discrimination • Health and safety • Privacy • Cybersecurity	• Fiscal responsibility • Competitive behaviour • Corruption and bribery	• Labour conditions • Health and safety • Diversity and non-discrimination • Privacy • Cybersecurity • Climate change • Conflict minerals[3]
• Own employees • Workers in our supply chain • Vulnerable groups • Local communities[4]	• Clients • Minors • Vulnerable groups	• Own employees • Minors • Vulnerable groups	• Society in general • Own employees	• Workers in the supply chain • Migrant workers • Clients • Minors • Vulnerable groups

Issues | Impacted groups

Taking our global impact assessment as a reference point, we have selected a number of issues and grouped them together as priorities for Telefónica and for which we are conducting specific actions, set out in the section on Progress below. The issues are:


Digital Rights
Responsible Use of New Technologies
Digital Inclusion
Protection of Children
Social and Environmental Standards in the Supply Chain
Human rights priorities for Telefónica

[1] Including freedom of association/right to collective bargaining, etc. Including equal remuneration etc.
[2] Including both upstream and downstream. Upstream includes the relation to suppliers and subsuppliers. Downstream includes the relation to clients, but also M&A and Joint Ventures etc
[3] Including child/forced labour, human trafficking etc.
[4] Vulnerable groups take into account indigenous communities, women, seniors, ethnic minorities, persons with disabilities and other groups potentially facing discrimination.

Digital inclusion: the core of our business is the provision of connectivity through our products and services. It is thus essential to ensure that our products and services are developed responsibly and we leave no one behind, regardless of their gender, age, education, income-level or geographical location.

Digital rights (privacy, freedom of expression and information, and cybersecurity): as an ICT company that handles personal data of customers, we use and protect their information with maximum security, providing transparency and control over its use and purpose. The same commitment to privacy, freedom of expression, and cybersecurity, applies to requests we receive from competent authorities regarding interceptions of communications, access to metadata, blocking and restriction of content, and geographical suspensions and/or service restrictions.

New technologies (artificial intelligence and big data): the relationship between people and machines is becoming ever closer, which is why it is essential to ensure and monitor the ethical development and use of new technologies so that technological advances do not undermine people's rights, but contribute to a sustainable development.

Protection of children: the digital world offers many opportunities. Children need digital skills, as well as specific tools to enjoy those opportunities. Their online privacy and reputation needs protecting, and potential problems, such as inappropriate content, must be addressed.

Social and Environmental standards in the supply chain: it is essential that we pay particular attention to supply chain management, given our commitment as well as its scope and relevance, and we join forces to ensure that our suppliers have an adequate human rights and environmental record.

3. Integration in processes

Based on the results of the various impact assessments mentioned above, we adapt our internal policies and processes (phase 3) to prevent, mitigate and/or remedy potential and actual human rights impacts.

Two processes should be highlighted here: responsible design, focusing on the integration of ethical and sustainable criteria (including respect for human rights), from the initial development phases of any product or service, and; human rights training for all employees and departments.

4. Assessment and reporting

We carry out **monitoring and reporting actions (phase 4)** on an ongoing basis**,** monitoring potential human rights risks and assessing how improvements, arising from the impact assessment work plans, have been implemented.

5. Complaint and remedy mechanisms

One of our **complaint and remedy mechanisms (phase 5**), the **Concern and Whistleblowing Channel**, allows any person or entity to raise legitimately concerns or complaints about human rights and other issues. This channel allows us, beyond the actual resolution of the issue in question, to take appropriate measures to reduce risks by adapting our policies, processes, etc. More information in Consultation and Complaints Channel Telefónica´s website.

2.15.7. Progress in 2022

> Due diligence

In 2022, we continued to work on each of the five steps of our due diligence process. The table below reflects our progress in recent years.

We highlight the **2022 Global Human Rights and Environmental Impact Assessment** carried out by an independent third-party consultancy to identify potential/actual impacts linked to Telefónica's value chain activities.

The identification of salient issues was carried out taking into account our corporate strategy and business activities, trends in the telecommunications sector, global and local societal challenges, views from internal and external stakeholders as well as sustainability experts. All impacts have been evaluated both in terms of their severity and probability. In addition, our current due diligence process was thoroughly evaluated taking into account our policies/processes to make sure that the identified human rights and the environmental impacts are adequately addressed.

The impact assessment and actions taken thereupon also help us to comply with existing and upcoming regulations such as, the Corporate Sustainability Due Diligence Directive at the European level or the Due Diligence Supply Chain Act in Germany.

Due diligence step	Roadmap	Activities
1. Policy	Approved in 2013 Updated in 2019	Human Rights Policy approved by the Board of Directors. Defines a governance model with clear responsibilities. Aligned with international human rights norms and standards. Covers the entire value chain. Publicly available in several languages. Communicated internally and externally. Implementation of policy periodically assessed. Compilation of recommendations and improvements for the next update.
2. Impact assessments	Ongoing since 2013	Carried out on a regular basis at global level (2013, 2018 & 2022). Conducted with external human rights experts (e.g. with BSR in 2013 and BHR in 2018/2021 and Deloitte in 2022). Covers own business/commercial relationships and products/services. In close cooperation with global/local stakeholders. Additional local human rights risk assessments in all countries in 2022.
3. Integration in processes	Ongoing	Impact assessments submitted to the Sustainability and Quality Committee of the Board of Directors and Responsible Business Office for development of the Responsible Business Plan. Integration of results of impact assessments into internal policies and processes. Concrete examples of integration of assessment results into processes: • Establishment of Due Diligence Office • Mandatory human rights training for all employees. • Human rights are established as a 'basic risk' in the Company's risk map (ERM). • Inclusion of human rights clauses in contracts with third parties (suppliers, partners, etc.) and investment agreements, joint ventures, acquisitions and mergers. • On-site human rights audits of suppliers, e.g. on health and safety issues, child/forced labour. • Escalation process in the event of a human rights crisis (e.g. regarding privacy/freedom of expression issues). • Implementation of 'Human rights by design'. Adoption of new policies related to human rights • Equality Policy • Principles of Artificial Intelligence. • Movistar+ Editorial Code
4. Assessment and reporting	Ongoing	Annual report to the Board of Directors on the implementation of the Plan (which includes human rights). Risk map: continuous monitoring of human rights risks in the Company's risk map. Impact assessments: regular assessment of our human rights performance through impact assessments at global/local level. Annual reports: report on human rights performance in the Integrated Report and Transparency Report (privacy and freedom of expression issues). Corporate website: updated information on human rights performance. Institutionalised dialogue with stakeholders through our Stakeholder Panel. Participation in multi-stakeholder initiatives such as UNGC, United Nations BTech Initiative, etc.
5. Complaint and remedy mechanisms	Ongoing	Complaint and Remedy Channel, allowing stakeholders to file complaints or queries (in several languages) confidentially and anonymously on any matter related to the Responsible Business Principles (also explicitly on human rights). Channel Regulation (publicly available), guaranteeing equal treatment, stipulating that queries must be answered and, where possible, solutions/remedies offered within a maximum period of 6 months. The consultations on the Channel are used to update human rights policies and processes, etc.

In addition, we continued to reinforce three cross-cutting initiatives, which help us transforms our human rights commitments into reality:



Human rights by design

In 2022, the 'human rights by design' approach continued to be implemented. To this end, product managers perform a self-assessment of new products and services using an online tool in the design phase in order to identify and address potential human rights impacts such as privacy, freedom of expression, non-discrimination, artificial intelligence or the impact on vulnerable groups such as minors. If risks are identified, the product or service is subjected to further analysis with the help of the Company's human rights experts in order to avoid adverse effects.

Human rights by design is part of **Telefónica's Responsible Design** initiative, which is set out in Chapter 2.13. Sustainable Innovation.



Go to chapter 2.13. Sustainable Innovation



Training in human rights

As in previous years, we provided general training for all employees through the **Responsible Business Principles and Human Rights Course** and more specific training for professionals whose work might have a greater impact on human rights (e.g. in procurement).



Responsible network deployment

In 2022, we continued to implement our guidelines for responsible network deployment in all countries where we are present. These guidelines were developed in close collaboration with our local teams and outline a set of recommendations to be followed in the following phases of network deployment: deployment justification, deployment planning, deployment and field operation, network operations, and network maintenance and removal.

In each of these phases, four human rights perspectives are considered:

1. Human rights in the workplace

Human rights compliance in the Company's immediate environment includes issues relating to health and safety, working conditions, discrimination and diversity management.



4. Human rights and the supply chain

Human rights aspects related to the supply chain include issues related to impacts that may be caused indirectly through Telefónica's business partners, mainly with regard to non-compliance in the workplace, environment or social issues.



2. Human rights and society

Regarding society, these include issues of privacy, freedom of expression and our relations with local communities and indigenous peoples, as well as bridging the digital divide in rural versus urban areas.



3. Human rights and the environment

Related to human rights and the environment are aspects regarding negative impacts on the environment, such as deforestation, soil and water contamination, and effects on biodiversity or visual impact. The latter two occur mainly in the network deployment and maintenance phases, although they are closely related to the planning phase, where all potential impacts originate and can also be avoided or minimised.



We also have cross-cutting tools that help minimise the risk of negative impacts and maximise positive ones, guaranteeing a **responsible network deployment**:

- Training in human rights for professionals in all phases of the process.
- Provision of complaint channels in all phases of the process.
- Ongoing dialogue with local communities.

In relation to **Telefónica's human rights and environmental** salient issues, referred to in the Strategy and Commitments section, we would highlight the following development during 2022:

> Digital Inclusion
Telefónica was distinguished as a world leader in digital inclusion in the **Digital Inclusion Benchmark (DIB)** conducted by the World Benchmarking Alliance (WBA), which analyses how the 150 most influential tech companies, improve access to technology and its reliable use, helping to promote more inclusive digital economy and society.

As an essential part of our commitment to digital inclusion we continue to apply inclusivity criteria in our **Responsibility by Design initiative** to ensure that the development of our new products and services is done in an responsible manner.

In parallel, to reduce the digital divide in rural areas we have launched various initiatives in 2022. We continued to issue **sustainable bonds**, that amongst other things, finance mobile broadband connectivity in poorly connected remote or rural areas. This has allowed us to reduce the digital divide by providing mobile broadband connectivity on average to **4,600 rural areas** per year since 2019**.**


Go to chapter 1.7 Sustainable Finance

Additionally, Telefónica participates in the consortium, Bluevia. A network operator that provides Fiber To The Home (FTTH) services, with the target of **improving connectivity access to fibre communication in Spanish cities with less than 20.000 inhabitants**, thereby, contributing to the social and economic development in these rural areas.

> Digital rights (privacy, freedom of expression and information, and cybersecurity)
As a sign of our progress on privacy. freedom of expression as well as cybersecurity in 2022, Telefónica reaffirmed its leadership and for the third year in a row was ranked first among all global telecommunications companies evaluated in the **Ranking Digital Rights (RDR)**, being the only company, which conducts human rights assessments in all areas considered in the benchmark. For more information about our privacy and secutiry policies visit Telefónica´s Transparency Report in our website.


For further information, see chapter 2.19 Privacy and security

This ranking assesses companies' commitments, governance, policies and practices affecting customers' freedom of expression and privacy, including governance and oversight mechanisms.


Ranking
Digital
Rights

In 2022, Telefónica joined **B-Tech, a United Nations initiative** to promote human rights in the digital sector and provide a platform for **multi-stakeholder engagement** and **knowledge sharing** on digital rights.

> Responsible use of new technologies (artificial intelligence and big data)
To ensure that new technologies such as artificial intelligence and big data are developed and used in a responsible manner, we continued to implement our AI Principles in our operations through a dedicated governance model. In this context, we offer a course to all our employees on how to apply and respect human rights by design, including considerations on the responsible use of artificial intelligence.


Go to chapter 2.13. Sustainable Innovation


Practical management example on the impact of AI on products and services, including human rights considerations

An analysis of different products and services was carried out to check as to whether they are in line with our AI Principles. The following criteria of our AI Principles were applied: fairness, transparency, security and privacy, people-centred and collaboration with third parties. Once all the selected products and services were evaluated, a diagnosis of the situation was made, work carried out to remedy the gaps identified and a reassessment performed to see how corrections or improvements were implemented. The aim was to ensure that the AI Principles permeate all areas in which it is applied and to ensure ethical AI by design.

> Child protection

We have a strong commitment to make the Internet a safer placer for minors. In line with our commitments and efforts to ensure a secure digital environment, we continue to reinforce the defence of children's rights by analysing the impact of our business. Our processes and initiatives are aligned with the Child Rights and Business Principles developed by Unicef and apply its MO-CRIA (Unicef Mobile Operator Child Rights Self-Impact Assessment Tool).

Minors, including infants and teenagers, are considered in our identified vulnerable group in our internal policies within our Responsible Business Principles, our Regulation on Responsible Communications and Sustainability in the Supply Chain Policy.

Furthermore, In 2022, we carried implementing the improvement plan developed from the MO-CRIA in areas such as the following:

- **Products and services:** explicit criterion focused on the protection of minors as a potentially-affected group in the development of new products and services in included in the Responsibility By Design initiative,
- **Audiovisual environment:** creation of a Movistar + Minor Profile to be used by minors of up to 12 years of age to ensure a secure technological environments within the Movistar + application,
- **Secure internet environment:** work alongside the Internet Watch Foundation to identify and block images of sexual abuse of minors on the internet.



Go to chapter 2.10. Digital Inclusion

> Social and environmental standards in the Supply chain

While our supply chain management is explained in more detail in Chapter 2.20, it is important to highlight our commitment to ensuring that our suppliers operate in a way that respects human rights.

To achieve this, in 2022, as in previous years, **we required all our suppliers to sign the Supply Chain Sustainability Policy**, which sets out contractually binding human rights requirements. In addition, we conducted a **risk analysis** to identify those suppliers who may constitute a high risk in terms of sustainability in general, and human rights in particular, and required them to carry out a detailed assessment. This **assessment of high-risk suppliers** is performed through EcoVadis and Integrity Next, two external platforms. In addition, we verified the compliance of the most critical suppliers through on-site audits.

To conduct these audits, we also cooperate with other telecommunications companies within the Joint Audit Cooperation (JAC) initiative, which specifically addresses issues such as forced labour, child labour and/or conflict minerals.



Practical example of corrective actions: audits and working groups

**We work to ensure that human rights are respected throughout the value chain. In the case of suppliers (upstream), we ensure that they comply with their obligations on that matter, among other things, through audits. Some of the issues that are reviewed in these audits are: health and safety, freedom of association, working conditions and wages, discrimination, forced labour or child labour. Audits help us to identify potential non-compliance with human rights by our direct and indirect suppliers (Tier 2 and above). A concrete example in 2022 was the identification of working hours exceeding the local legislation at a factory in our supply chain. As a corrective action, it was agreed that employment contracts should require the signing of working hours so that overtime hours cannot exceed 36 hours per month. With this corrective action implemented, workers' overtime now complies with the regulation (more examples of corrective actions are given in the table in the section,"JAC audit details", in Chapter 2.16. Responsible supply chain management).
In addition to audits, we are part of a specialised human rights working group within the JAC sectoral initiative. This working group was created in 2021 and analyses trends, new regulations or specific human rights risks in the ICT supply chain and proactively undertakes different initiatives to address any identified shortcomings.**

In addition, we promote best practice on human rights in our supply chain through various supplier engagement initiatives such as the **Supplier Development Programme.**



More information on chapter 2.20. Responsible supply chain management



MILESTONES

- → **Human rights risk assessment in all our operations.**
- → **Global Human Rights and Environment Impact Assessment in 2022.**
- → **Further integration of human rights aspects in our Responsible Design approach.**
- → **Leading telco in the 2022 Ranking Digital Rights Telco Giants Scorecard.**
- → **Issuance of sustainable bond to promote broadband connectivity in rural areas**

Summary of key indicators

	2021	2022
No. of employees trained on human rights through our Responsible Business Principles course	88,815	91,347
% of operators subjected to a human rights impact assessment	100%	100%
No. of on-site human rights audits of suppliers (labour issues, child/forced labour, health and safety, privacy and security)	10,721	9,964
Number of queries/complaints received on human rights through the Responsible Business Channel[5,6]	2	5
% of significant investment agreements[(4)] signed by Telefónica S.A., Tech and Infra that contain human rights clauses.[7]	100%	100%

[5] Well-founded complaints filed in the Whistleblowing channel regarding human rights issues such as privacy, harassment/mobbing and discrimination are covered in the chapter on Ethics and Compliance (complaint and remedy mechanisms: consultation and complaint channels).

[6] The consultations/complaints received on Privacy and Freedom of Expression are listed in the table 'Summary of key privacy and security indicators' in Chapter 2.19 Privacy and Security.

[7] Significant investment agreements are those signed by Telefónica, S.A., Tech and Infra during the reporting period that have led to a position of control of another entity and have entailed a capital investment project material to the financial accounts. According to this definition, the following significant investment agreements have occurred in 2022:

- On March 21, 2022, Telefónica Tech UK & Ireland, Ltd. ("T. Tech UK") entered into an agreement to purchase the shares of the Scottish company Perpetual TopCo Ltd. and, indirectly, its subsidiaries (collectively, "Incremental Group"). The transaction was signed and completed simultaneously, as it was not subject to any suspensive conditions.
- On May 8, 2022, Telefónica Cybersecurity & Cloud Tech, SLU ("TCCT") signed an agreement for the purchase of shares of the German company BE-terna Acceleration Holding GmbH and, indirectly, its subsidiaries (collectively, "BE-terna Group"). After obtaining the authorisation of the German antitrust regulatory authority, the transaction was executed on June 9, 2022.
- On December 20, 2022, and once the corresponding regulatory authorisations were obtained, Telefónica España Filiales, S.A.U. ("Telefónica España Filiales"), Telefónica Infra S.L. (T. Infra) and the consortium formed by Vauban Infrastructure Partners ("Vauban") and Crédit Agricole Assurances ("CAA") executed an agreement for the establishment of a joint venture, Bluevía Fibra, S.L. ("Bluevía"), whose corporate purpose is the deployment and commercialisation of a fiber-to-the-home (FTTH) network in mainly rural areas in Spain. By virtue of the agreement reached, Telefónica Group owns 55% of the capital of Bluevía (30% Telefónica España Filiales and 25% T. Infra), with Vauban/CAA owning the remaining 45%.

Within the set of contracts of the three operations, in the so-called "Investment Agreements", clauses on human rights issues were included.







Leading by example


9 INDUSTRY, INNOVATION AND INFRASTRUCTURE


8 DECENT WORK AND ECONOMIC GROWTH


5 GENDER EQUALITY


16 PEACE, JUSTICE AND STRONG INSTITUTIONS


17 PARTNERSHIPS FOR THE GOALS

2.16. Governance and culture of sustainability

GRI 2-24

KEY POINTS



In 2022, 91,347 employees received training in our Responsible Business Principles, Telefonica's code of ethics, based on integrity, transparency and commitment.



Our Responsible Business Plan is approved and monitored at the highest level and on a regular basis. It translates our code of ethics into targets and KPIs, which are then incorporated into the Company's strategic plan.



We ensure sustainability is part of our culture by integrating the pillars of ESG within our businesses, our processes, our variable remuneration and via training and awareness-raising initiatives for our employees.

2.16.1. Governance

GRI 2-9, 2-12, 2-13, 2-14, 2-16, 2-23

The Telefónica Group has a code of ethics and conduct: our Responsible Business Principles. The Principles form part of our sustainability policy as they help guide us to act with integrity, commitment and transparency.

To ensure that our Responsible Business Principles are the common thread guiding everything we do, we de have a **Responsible Business Plan**. This includes targets and projects in the key areas of our strategy's three pillars: leading by example, helping society thrive and building a greener future.

The priorities of the Responsible Business Plan form part of the **Company's Strategic Plan**, which contains the non-financial indicators that we cover in this Report. Some of the targets are also incorporated into the variable remuneration of all employees, including members of the Executive Committee.



For further information, see chapter 1.5. Strategy

The main governing bodies for sustainability are as follows:

Approval	Board of Directors
Supervision	Sustainability and Quality Committee Audit and Control Committee Nominating, Compensation and Corporate Governance Committee
Follow-Up	Responsible Business Office Due Diligence Office Energy and Climate Change Office
Implementation	Corporate Business and Support Areas Country Operators

The **Board of Directors** approves the Responsible Business Principles, the Responsible Business Plan and the most important ESG policies (anti-corruption, environmental management, privacy, diversity, equality and sustainable management of the supply chain). This forms our ethical and responsible business framework and the roadmap for all employees, which is complemented by training and awareness-raising.



For further information, see chapter 4.4. The organisational structure of the Administrative Bodies

The **Sustainability and Quality Committee** oversees the implementation of the Responsible Business Plan at its monthly meetings. In addition, the **Audit and Control Committee** has an additional role in sustainability, as it oversees certain aspects related to non-financial information such as regulatory compliance, the risk analysis and management process, and the Company's reporting processes. On the other hand, the **Nominating, Compensation and Corporate Governance Committee** oversees the variable compensation system.

The **Responsible Business Office**, which brings together four times a year the heads of the areas of Global Sustainability, Compliance & DPO, Internal Audit, General Secretariat, Human Resources, Communication, Security, Procurement, Data & Analytics, Global Consumer, Technology and Information, Legal Services, Strategy, Finance, Telefónica Foundation, Telefónica Tech and Telefónica Infra, among other functions, monitors the Responsible Business Plan. This Office reports to the **Sustainability and Quality Committee** through the Global Sustainability Officer.

There are two bodies under the Responsible Business Office, the **Due Diligence Office**, responsible, among other activities, for monitoring Telefónica's sustainability due diligence process, and the **Energy and Climate Change Office**, responsible for monitoring the implementation of the Climate Action Plan, among others.

The Corporate Business and Support Areas and the Country Operators' executive committees are responsible for implementing the targets of the Responsible Business Plan.

2.16.2. Telefónica Group's main policies and regulations related to sustainability



Ethics

- Global Anti-Corruption Policy.
- Policy on Compliance Function (new).
- Rule on Compliance Function (new).
- Crime Prevention Policy.
- Internal Rules of Conduct.
- Regulation on the Prevention and Management of Fraud in Telecommunications.
- Regulations on Relations with Public Entities.
- Complaints Channel Management Policy.
- Corporate Policy on the Comprehensive Discipline Programme.
- Fiscal Control Policy.
- Policy on Risk Management.
- Policy on Competition Law (new).
- Regulation on Sanctions (new).

Supply chain

- Policy on Supply Chain Sustainability.
- Regulation on Supply Chain Sustainability.
- Global rule on security in the supply chain.
- Low Carbon Procurement Instruction.
- Procurement of Goods and Services Regulations.



Privacy and freedom of expression

- Global Privacy Policy.
- Personal Data Protection Governance Model Regulations.
- Regulations on Requests from Competent Authorities in Security (new).
- Global Security Policy

 Human capital	 Human rights	 Responsible communication	 Environmental management and climate change
• Protocol for Action in Situations of Workplace or Moral Harassment, Sexual Harassment and Discrimination • Regulation on Occupational Health, Safety and Well-being • Diversity and Inclusion Policy • Equality Policy (new) • Diversity Policy in relation to the Board of Directors and Selection of Directors • Remuneration Policy of the Directors of Telefónica, S.A.. • Regulation on Telefónica Group Reinstatement of Former Managers and Former Employees	• Global Human Rights Policy • Principles of Artificial Intelligence	• Market Disclosure Regulations • Shareholder Communication Policy • Responsible Communication Regulations • Social Media Regulations	• Global Environmental Policy • Energy Management Policy

COVERAGE OF POLICIES AND REGULATIONS: The main policies and regulations indicated above are applicable to Telefónica Group companies within the scope of consolidation.



For further information, see Appendix I: Scope of consolidation.

2.16.3. Culture aligned with ethical and sustainable management

Beyond ensuring ethical behaviour and responsible business management, we aim to make sustainability a **cornerstone of our culture**. In doing so, we seek to align behaviours, processes and targets with the Company's purpose and values.

We are guided by our Responsible Business Principles, which are developed across 10 areas:

1. **Ethical and responsible management.**
2. **Corporate governance and internal control.**
3. **Respect for and promotion of human and digital rights.**
4. **Our commitment to the environment.**
5. **Innovation, development and responsible use of technology.**
6. **Responsible communication.**
7. **Our commitment to our customers.**
8. **Our commitment to our employees.**
9. **Our commitment to the societies in which we operate.**
10. **Responsible supply chain management.**

To align **internal culture with ESG** (Environmental, Social and Governance) **factors**, we demonstrate their long-term business value. In fact, we ensure **that every internal process or activity is in line with this vision.** Moving the organisational culture forward and embedding a commitment to sustainability is a long-term task that requires shared vision and commitment at every level of the organisation.

We would like to highlight several lines of work that show in a tangible way how the Group's management is 100% aligned with sustainability criteria:

Training and awareness raising: we continuously train our entire workforce (part-time and full-time employees) in Responsible Business Principles and Human Rights. The course is mandatory and is monitored by the Responsible Business Office. Completion of the course implies the employee's acceptance of the Principles. In the case of new employees, in addition to finding the Responsible Business Principles document in the welcome pack, they are required to take the specific course within a maximum period of three months from

their incorporation. The course as well as the Responsible Business Principles are translated into English, German and Portuguese.

In addition, strategic training is given annually on key issues such as privacy, digital security, ethics and artificial intelligence, environmental management, accessibility and diversity, as well as on specific ethical and sustainability issues related to the design of our products and services, such as impact on human rights, ecodesign, accessible products and services, social impact and data ethics.

Training is reinforced by internal awareness-raising campaigns on conflicts of interest, gifts and invitations, responsible purchasing, environment, privacy, customer promise, etc.

- **Internal processes and activities:** our aim is for every employee to understand that sustainability is part of our daily activities. Sustainability is an element that brings value and differentiation to the different areas of the business. One example is the incorporation of ethical and sustainability aspects into product and service development processes.



For further information, see chapter 2.12. Responsibility in our products and services.

- **Alignment with business priorities:** we show business use cases with the benefits quantified in figures. An example would be Eco Smart services, digital solutions that help our customers reduce their impact on the environment, which is measurable.



For further information, see chapter 2.4. Digital solutions for the green transition.

- **Control processes and indicators:** we ensure the robustness of non-financial indicator control processes.
- **Remuneration scheme**: 20% of the performance appraisal (short-term variable remuneration) of our employees includes sustainability indicators. A further 10% relates to in long-term remuneration, applying to senior management.



For further information, see chapter 5.1. Annual Report on Remuneration.

Annual variable remuneration


20%
ESG metrics
80%
Financial
metrics
30%
OIBDA
30%
Operating
Income
20%
Free Cash
Flow
ESG Employees Remuneration
5%
NPS
4%
GAP NPS
5%
Climate Change - GHG emissions
3% Trust from Society - RepTrak
3% Gender Equality - % Women directors

Long term incentive (2021-2026)


50 %
Relative TSR
40 %
Free Cash Flow
10 %
Neutralising of CO2 emissions (10%)

2.16.4. Progress

GRI 3-3

RBP training

In June, a new edition of the course was launched and assigned to all employees, incorporating the updates to the Responsible Business Principles implemented in 2021.

An extensive internal communication campaign was carried out and compliance was closely monitored.

In 2022, 91,347 employees received training, representing 89% of the average workforce[1] totalling 163,125 hours.

Training in Responsible Business and Human Rights through the Principles Course	
Number of employees who received training on responsible business and human rights through the Principles Course	91,347
Percentage of employees who received training in responsible business and human rights through the Principles Course	89
Hours of training on responsible business and human rights through the Principles course	163,125

Other ESG training

We conducted various internal training sessions related to ESG issues:

Environment (E):

- Low carbon procurement: aimed at operations, procurement and sustainability teams to integrate internal carbon pricing into procurement in order to select more energy efficient equipment with lower associated CO_2 emissions.


For further information, see chapter 2.2. Energy and climate change

- Environmental management: internal training aimed at all Company personnel who have any duties related to the operation of the Environmental Management System, so that they can collaborate to manage environmental aspects and improve the organisation's performance.


For further information, see chapter 2.1. Responsibility towards the environment

- Climate change: training for marketing and communication teams as part of the Planet Pledge initiative.


For further information, see chapter 2.4. Digital solutions for the green transition

Society (S):

- Accessibility: guidelines and training sessions to ensure inclusive communication with our stakeholders.


For further information, see chapter 2.10. Digital inclusion

- Disability: workshops and courses for employees, leaders and Human Resources areas to ensure the successful integration of talent with disabilities.
- Diversity: awareness-raising initiatives on gender, LGBT+, racial and generational diversity.


For further information, see chapter 2.7. Diversity and inclusion

Governance (G):

- Ethics: in addition to the Responsible Business Principles course, anti-corruption training was provided.


For further information, see chapter 2.17. Ethics and compliance

MILESTONES

→ Formalisation of Due Diligence and Energy and Climate Change Offices.

→ 89% of employees received training through the Responsible Business Principles course in 2022.

→ New training courses on ESG issues.

[1] Including within the "average workforce" those employees newly hired in the last quarter, those on paid leave during the training period and those from newly acquired companies in the process of integration whose deadline for training has not yet ended.

2.17. Ethics and compliance

GRI 2-25

KEY POINTS

 We have zero tolerance for corruption and bribery.

 Training and awareness are key elements underpinning our culture of compliance. 94,840 employees received anti-corruption training in 2022.

 Our Concern and Whistleblowing Channel ensures that our stakeholders have the opportunity to share their concerns, complaints and/or claims anonymously or personally.

2.17.1. Vision

Our vision is to strengthen our **culture of ethics and compliance** by bolstering the standards of adherence to mandatory rules and maintaining best in class ethical and business practices.

2.17.2. Governance

GRI 2-12

Our culture of ethics and compliance is **led** and driven by the **highest level of our Company** with a **firm commitment to zero tolerance of corruption and bribery**, and to other best business practices. We have clear lines regarding responsibility and the definition of key risks in this area.
The commitment of the Telefónica Group to fighting corruption and bribery, and to regulatory compliance in general, led the **Board of Directors of Telefónica, S.A. to approve** the creation of an **independent regulatory compliance area** on 16 December 2015, and subsequently the appointment of the **Chief Compliance Officer of the Telefónica Group;** this officer reports directly to the Board of Directors through the Audit and Control Committee.

The goal pursued was to continue to implement a compliance model at Telefónica in a much more targeted way, with due regard for all the activities performed up until that point by other areas of the Company in order to prevent corruption and bribery (for example: the internal audit, sustainability and legal areas). Both the appointment and the removal of the Chief Compliance Officer fall within the remit of the Board of Directors of Telefónica, S.A., at the proposal of the Audit and Control Committee and, where appropriate, of the rest of the competent bodies in this process.

The **Compliance Function** of the Telefónica Group **reports** directly to the **Board of Directors** through the **Audit and Control Committee**. Its purpose is to manage the preventive and reactive environments related to compliance with (a) legislation and (b) Telefónica's internal regulations, both at the Corporation and at a Operational level (countries and businesses) in general, while focusing specifically on those that are more sensitive according to the circumstances.

Governance of ethics and compliance

Board of Directors

Audit & Control Committee

Chief Compliance Officer

2.17.3. Policies

The internal regulations which implement the Responsible Business Principles, our code of ethics, with regard to integrity, ethics and compliance are listed below:

- Anti-Corruption Policy.
  - Regulations on Anti-Corruption Certifications for Management.
- Compliance Function Policy.
  - Compliance Function Charter.
  - Compliance Function Organisational Manual.
- Local crime prevention policies and regulations.
- Internal Code of Conduct for Securities Markets Issues.

- Regulations on Relations with Public Bodies.
- Regulations on Procurement Related to Public Bodies.
- Concern and Whistleblowing Channel Management Policy.
- Responsible Business Principles Channel Management Regulations.
- Corporate Policy on the Comprehensive Discipline Programme.
    - Disciplinary Action Committee Manual.
- Conflict of Interest Regulations.
- Rules on Sanctions.
- Competition Law Policy.

2.17.4. Risks and opportunities

One of our main challenges is to consolidate a culture of ethics and compliance designed to ensure the Company's future and sustainability, and contribute to guaranteeing the trust of all our stakeholders.

The nature of our business, **compliance with various national and extraterritorial regulations,** and the progressive demand for specific compliance programmes, represent a challenge to implementing this culture. Therefore, we must constantly adapt our compliance activity to the prevailing needs of each company or business unit.

We also foster training and awareness-raising initiatives, as a basic element of our compliance programme, in order to consolidate this culture so that our employees can adopt ethical and responsible decisions in the face of the dilemmas and conflicts they face during their daily activities.

2.17.5. Action plan and commitments

GRI 2-23

To ensure ethical behaviour throughout our Company, we take several lines of action: the Compliance Function, identification of non-compliance risks, policies and procedures, due diligence controls, training and awareness-raising, consultation, internal reporting mechanisms for potential infringements, discipline and recognition, as well as possible remediation plans.

Targets

- Develop and implement training on integrity and compliance for suppliers and other commercial partners.
- Continue training specific groups of employees within the Group on issues related to international economic sanctions.

2.17.5.1. Compliance

GRI 205-1, 205-2, 206-1

The Compliance Function Charter , approved by the Board of Directors, defines the main lines of Telefónica Group's Compliance Programme, its interaction with the Company's business processes and other areas, and the matters identified as particularly relevant. The starting point for compliance management is risk assessment and the protection of integrity.

The function of compliance, in accordance with the current Compliance Function Charter, is deployed on two levels:

- **Preventive control** in order to generate a culture of compliance. It involves training and awareness-raising activities on issues such as anti-corruption, criminal prevention and sanctions, as well as supporting other Company training. It also includes **continuous assessment** of compliance risk.

  It is also worth highlighting the **consultative activity** conducted through channels available to employees to make queries related to compliance issues (mainly related to the application of the Anti-Corruption Policy and other related internal regulations).

  We also develop compliance-based **protocols for assessing suppliers and business partners**, which are put into practice in a context of continuous improvement. These include the assessment protocols applied to corporate transactions (mergers and acquisitions), in which we assess anti-corruption aspects and the risks of money laundering and terrorist financing.



For further information, see chapter 2.20. Responsible supply chain management.

  Finally, we must mention other activities, such as internal regulatory monitoring, the preventive control model, management of conflicts of interest, and criminal prevention.

- **Reaction and response** through action protocols for situations in which there is sufficient evidence of non-compliance. Response refers to the correction of the consequences through action: mitigating all the consequences associated with a possible breach, or a breach already evidenced, and ensuring the consistent application of the consequences for said breaches, as well as promoting the recognition of employees with outstanding behaviour in terms of their commitment to compliance.

In a dynamic prioritisation exercise, subject areas were identified in which compliance-based training is needed that extends beyond simply preserving integrity or international sanction regimes.

Compliance programme subjects

Integrity and sanctions	Privacy and personal data protection	Relations with competitors	Security
	Labour	Sustainability, supply chain and human rights	Compliance with sector-specific regulations and customer promise
	Tax	Compliance with specific financial regulations - money laundering and terrorist financing	Regulated areas[1]

This chapter features the following topics: (a) anti-corruption (integrity), (b) competition (relations with competitors) and (c) money laundering.

> Anti-corruption compliance

The Compliance area oversees and bases a large part of its policies, procedures and controls on **integrity**. It includes, among other initiatives, those that implement our fight against corruption and bribery.

With regard to the policies and procedures implemented in the Telefónica Group to combat corruption and bribery, it is worth highlighting, as a basis for the activities described above, the specific internal regulations in this area, the most significant being the Anti-Corruption Policy.

Among other aspects, the Anti-Corruption Policy sets out the guidelines on conduct which must be followed at Telefónica with regard to accepting or offering gifts or invitations and prohibiting any type of bribery; in the case of offering gifts or invitations to employees and public officials, this aspect is developed specifically by the Regulations on Relations with Public Bodies.

The regulatory framework on this subject is complemented by the Conflict of Interest Regulations[2] and the Corporate Policy on the Comprehensive Discipline Programme, among others.

As the parties responsible for establishing adequate controls and procedures to ensure compliance with the Anti-Corruption Policy, the Company's directors and executives certify their knowledge of and commitment to comply with the Responsible Business Principles and said policy on an annual basis, and with the associated policies, practices and regulations. In 2022, 100% of the executives signed the anti-corruption certificate.

Corruption risk analysis is another of the focus areas of Telefónica's Compliance Programme.

As part of the Risk Management Model, based on the guidance from the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and which has been implemented homogeneously throughout the Group's main operations, senior Company management perform timely identification, assessment, response and monitoring of the compliance risk, within their scope of action. This includes the particularly important subject of integrity and encompasses the obligations associated with the Responsible Business Principles, in particular those relating to practices that prevent corruption. In 2022, the annual assessment of the aspects related to compliance risks and therefore with corruption risks covered the entirety (100%) of our operations.

[1] Regulated areas: this refers to compliance with legislation applicable to insurance and reinsurance companies, and pension fund and investment fund management companies.
[2] Telefónica's Conflict of Interest Regulations address situations in which an employee's personal interest (whether direct or indirect) influences or could influence – or creates the perception that it may influence – professional decisions to be made by that employee, where that personal interest or benefit may conflict with the interests of any of the companies belonging to the Telefónica Group. Our regulations make it a requirement to act at all times, and particularly in the case of a conflict of interest, in accordance with the corporate principles of loyalty, confidentiality and integrity.

	2022
Assessed operations based on risks related to corruption.	100%



For further information, see chapter 3. Risks.

The following Group companies are UNE 19601:2017 Criminal Compliance Management certified: Telefónica S.A. (obtained in 2021), Telefónica de España, S. A.U and Telefónica Móviles España, S.A.U. (both renewed in 2020), alongside companies in its perimeter such as Telefónica Soluciones de Informática y Comunicaciones de España, S.A.U. and Telyco, S.A.U. (obtained in 2020).

In 2022, Colombia Telecomunicaciones was awarded the ISO 37001:2016 Anti-bribery Management Systems certification and Telefónica del Perú S.A. renewed that certification.

In 2022, Telefónica's commitment in this matter was recognised in the context of its participation in a project launched by "Business at OECD" with the aim of evaluating the role that technology can play in the fight against corruption. Telefónica's initiatives in this regard stood out among the different use cases identified in the private sector.

> Sanction compliance

At the present time, international sanction regimes – namely the commercial and/or financial and economic restrictions and/or prohibitions imposed by governments, regulators and/or other international organisations against governments, countries, individuals, entities and/or business sectors – constitute an increasingly important and highly complex reality.

Telefónica is committed to conducting its business in compliance with the international sanction regimes that may apply to it at any given time. Therefore, in 2022 the Board of Directors, as part of the evolution and continuous improvement of the Compliance Programme that Telefónica has implemented in this respect, approved new Rules on Sanctions which define the main controls in this area and reinforces Telefónica's commitment to compliance with applicable sanction regimes.

> Competition compliance

Fair competition is one of our Responsible Business Principles, and is integrated transversally in several policies and processes within the Company.

In 2022, in order to strengthen Telefónica's compliance programme in this area, the Board of Directors of Telefónica, S.A. approved the first **Competition Law Policy of the Telefónica Group**. This formalised the Telefónica Group's commitment to the principle of fair competition, enshrined in the Responsible Business Principles, in a rule that both demonstrates and facilitates the fulfilment of that commitment to fair competition practices in all markets, as well as reflecting our belief in free markets and fair conditions of competition.

On the basis of the approval of the Competition Law Policy, the course on competition law, which is included in the Training Opportunities Scheme and is aimed at all Telefónica Group employees, was reviewed and updated. Training sessions are also given on specific areas previously-identified.

In addition, the Group has guidelines in place for participation in industry organisations and meetings with competitors, where clear rules are laid down to ensure compliance with competition law regarding the exchange between competitors of sensitive information. This is complemented in some countries by specific competition compliance programmes under local legislation (e.g. Chile).

In 2022, no (0) material judicial proceedings[3] in progress for infringement of competition law regulations were identified and a fine was paid (€67 million) for anti-competitive practices in relation to the formal procedure opened in 2011 by the European Commission for the contract for the sale of the participation of Portugal Telecom in Brasilcel, N.V.



For further information, see the Consolidated Financial Statements.

> Money laundering compliance

With regard to money laundering, the Company has **payment controls** in place that include due diligence procedures for suppliers and business partners, defined from a compliance viewpoint, and controls on payments to certain high-risk countries. These are then complemented by activities specifically aimed at fulfilling the requirements of the legislation in each country, and/or certain regulations on this topic applicable to the type of company or entity in question (when under local legislation it is considered to be subject to the requirements in this area).

[3] Taking into account issues whose materiality meets the reporting rules for the Consolidated Annual Accounts (whether it is greater than €40 million and classified as probable or €100 million and the risk classified as possible).

In this regard, in accordance with the Telefónica Group's internal regulations on payment control, the Company monitors the definition of minimum controls on payments to prevent the risk of **money laundering**, both at Group level and by jurisdiction and/or type of entity or activity.

In particular, in 2022, under its continuous improvement strategy, on a Group-wide level Telefónica implemented, as part of the process, a new control on certain payments, stemming from previously-undertaken analysis regarding the need to strengthen the corresponding control model.

2.17.5.2. Training

GRI 205-2

A key element in promoting a culture of ethics within the Company is anti-corruption training. This training includes the following courses:

- The **Responsible Business Principles and Human Rights Course** (see chapter 2.16), covering aspects relating to anti-corruption and bribery in the section entitled 'Ethical and Responsible Management'.



For further information, see chapter 2.16. Governance and culture of sustainability

- The **Foreign Corrupt Practices Act (FCPA) Course,** in online and in-person format, on the law against corrupt practices abroad. This course is aimed at certain areas of the Company that present a higher potential risk due to their greater exposure to the risk of public corruption.
- Other **local courses** on anti-corruption and crime prevention. Other specific training courses (including aspects relating to criminal prevention) are in most of the countries in which the Telefónica Group operates. In some cases, they are taught on an in-person basis and/or targeted at certain groups of employees whose activity may present a higher potential risk. Here we highlight the training on criminal liability given in Peru, Argentina, Chile and Ecuador, and at Telefónica Spain and the companies within its scope of consolidation which began training in 2021.

In 2022, stemming from the updating of the Responsible Business Principles, certain training courses which are particularly important for the efficiency of the Group's compliance model were reviewed, updated and launched. Specifically, the courses on the Responsible Business Principles, competition law, the FCPA and criminal prevention at Telefónica S.A. and the Spanish companies within its corporate scope, were incorporated into the Training Opportunities Scheme which was launched in June 2022 on a Group-wide basis.

As of December 31, 2022, 94,840 employees had received anti-corruption training, which represents 93% of the average workforce.

All the members (15) of the Board of Directors received anti-corruption training.

In addition, in 2022, a new course began on **cybersecurity for employees: personal protection and co-responsibility,** and the training on **privacy** was continued and extended to Group companies in the Hispanoamerica region. Other training activities also began for certain areas and relevant executive personnel of the Company concerning international sanction programmes.

Anti-corruption training in 2022

Number of employees trained in anti-corruption matters.	94,840
Percentage of employees trained in anti-corruption matters.	93

> Raising awareness

Another of the crucial elements of the compliance programme is that of raising awareness. There are various initiatives, at both global and local level, which target fostering a culture of compliance among employees. These include:

a. **Compliance Day**, a day designed to familiarise the business with the function of Compliance and raise awareness among employees about the main issues that this area addresses. In 2022, we instituted the **Compliance Quiz**. One employee from each of the different units of the Group sent in a multiple-choice question related to compliance matters; some of the questions submitted were used to create a Compliance Quiz, which was launched to coincide with Compliance Day.

b. The **'Five Stars' Recognition Programme,** developed to promote and recognise behaviour that stands out thanks to its commitment to the issues of integrity and sanctions, privacy and security. In 2022, we held the fourth edition of these awards, in which 63 employees from different operations and companies were recognised as deserving Five Stars.

Also in 2022, we conducted a global compliance survey in order to measure the level of internal awareness about the different elements that make up Telefónica's Compliance Programme, and identify and undertake future awareness-raising and improvement activities.

Employees receiving anti-corruption training in 2022 by professional category and region

Country	Executives	Middle management	Other professionals	Total
Germany	152	519	4,325	4,996
Brazil	1,693	2,459	28,708	32,860
Spain	1,581	2,809	22,176	26,566
Hispam	747	2,592	26,758	30,097
Others	54	153	114	321
Total	**4,227**	**8,532**	**82,081**	**94,840**

% of employees receiving anti-corruption training in 2022 by professional category and region

Country	Executives	Middle management	Other professionals	Total
Germany	64%	76%	64%	65%
Brazil	100%	99%	94%	95%
Spain	99%	98%	97%	97%
Hispam	99%	88%	96%	95%
Others	74%	59%	14%	28%
Total	**98%**	**92%**	**92%**	**93%**

2.17.5.3. Complaint and remedy mechanisms: Concern and Whistleblowing Channel

GRI 2-16, 2-26, 3-3, 205-3, 403-2, 406-1, 418-1

> Complaints

Telefónica has a **whistleblowing channel** which is **available to employees and stakeholders** (suppliers, shareholders, customers, investors and society in general), where they can report, on an anonymous or personal basis, any alleged irregularity or act in breach of the law or of internal regulations.

This channel is **available 24/7 on our website and on the Company's intranet** to enable access by all our stakeholders and thus comply with both the European Directive on the protection of persons who report breaches of EU law and also with the updated version of the Good Governance Code for Listed Companies.

When processing the complaints reported, the **principles of confidentiality of the data provided**, respect and substantiation apply. In cases where a significant or relevant irregularity is identified, the Audit and Control Committee, which reports to the Board of Directors, is informed. All individuals who report a breach are protected in accordance with applicable legislation or regulation.

The complaint may fall into the following categories:

- Labour dispute
- Labour conditions
- Information security/privacy
- Acts contrary to the integrity of the Company
- Asset fraud
- Favourable treatment
- Financial reporting
- Regulatory/contractual/legal non-compliance

The above categories also include any irregularities relating to accounting matters, auditing matters and/or internal control over financial reporting in compliance with section 301 of the US Sarbanes-Oxley Act and other requirements in this regard.

The channel makes it possible to consult the status of a complaint, add information and contact the auditor responsible for analysing the complaint.

In accordance with our Zero Tolerance policy on corruption, bribery and discrimination, Telefónica has **specific controls in place to detect and remedy possible cases**. This takes the form of disciplinary action and/or termination of contract.

In 2022 we received 808 complaints through this Channel. As a result of the investigations, 374 were founded. Among the measures adopted as a consequence of the founded reports, there were 118 terminations of employment contracts.

Complaints

	2021	2022
Nature of substantiated complaints	**% of total substantiated complaints**	**% of total substantiated complaints**
Failure to comply with regulations	12%	15%
Fraud	23%	21%
Workplace/sexual harassment and/or discrimination	1%	3%
Conflict of interest	4%	5%
Information security/privacy	2%	3%
Inappropriate behaviour and other workplace disputes	38%	41%
Other	20%	12%
Total	**389**	**374**

Main indicators on complaints

	2021	2022
Complaints received	955	808
Substantiated complaints	389	374
Termination of employment measures taken as a result of substantiated complaints	152	118
Confirmed cases of corruption	0	0
Disciplinary measures taken or terminations of contract carried out in connection with confirmed cases of corruption	0	0
Cases of discrimination detected	0	0
Disciplinary measures taken or terminations of contract in relation to confirmed discrimination cases	0	0

VMED O2 UK

	2022
Confirmed cases of corruption	0

> Queries

We have a channel through which all our stakeholders can **make queries, give notice of or report**, either anonymously or personally, queries, requests or complaints about any aspect related to the Responsible Business Principles.

In 2022, we received 711 valid queries, of which 698 have been resolved as queries related to the themes of this channel. The themes into which the closed queries have been divided are those represented in the following table:

Queries

	2021	2022
Responsible communication	5	6
Integrity	5	9
Environment	11	66
Supply chain	1	14
Privacy	9	30
Accessibility	3	5
Sustainable innovation	2	3
Human rights	2	5
Children's rights	1	0
Freedom of expression	2	0
Diversity and talent management	2	14
Others (for example, responsibility towards the customer, infrastructure)[4]	153	546
Total	**196**	**698**

In 2022, as in previous years, the handling of these queries has made it possible to identify improvements in complaint and remedy mechanisms, but also in policies and procedures for the internal management of enquiries submitted by stakeholders.

Our Concern and Whistleblowing Channel is available in various languages and open to anyone, including our suppliers' employees.

2.17.5.4. Political neutrality

GRI 415-1

Telefónica is politically neutral. We do not take a direct or indirect position for or against any political party and we do not make donations (0€) to political parties or to organisations, whether public or private, linked to political parties. This does not prevent us, in compliance with prevailing legislation, from making our views known on matters that may affect the management and sustainability of the Company, through lobbying activities.

We are registered as a lobbyist in the voluntary transparency register of the European Union and in the register of interest groups of the CNMC (National Commission on Markets and Competition).

Our total expenses in relation to contributions to sectoral organisations are widely distributed because: (a) Telefónica is present in many countries and each country has its own local sectoral organisations, and (b) Telefónica provides many types of services affected by different business sectors (fixed and mobile connections, television and digital services).

Our expenditure on contributions to industry bodies and to organisations or individuals performing representative activities for Telefónica amounted to €6,095,148 in 2022, 92% of which was allocated to industry bodies, including GSMA, SindiTelebrasil, ETNO and Bitkom, among others.

2.17.5.5. Responsible communication

We promote freedom of expression, pluralism and diversity, and we are committed to truthful information, education and inclusion.

We assume our responsibility to promote responsible, ethical and quality communication through the content we generate (entertainment, cultural, sporting, advertising and other content). Our **Responsible Communication Regulation** offers general guidelines for when we communicate with our customers and other stakeholders, use our social media, generate and disseminate content, generate our own advertising, or broadcast that of third parties.

We also have a **specific Responsible Communication Code for Movistar Plus+**, approved by the Executive Committee of Telefónica Spain with the following lines of action:

- Publication in different public media to enable consultation by any user.

[4] The 'Others' category currently includes queries related to 'responsibility towards the customer' and 'infrastructure', which we redirect internally for resolution by the appropriate channels.

- Implementation. It has been shared with all Movistar Plus+ stakeholders to ensure that it is accepted and respected on a daily basis by employees, suppliers and external collaborators, analysts, customers and society in general.

Possible complaints/enquiries are channelled through the Concern and Whistleblowing Channel.

Movistar Plus+ Responsible Communication Code

We are a television platform with ethical editorial criteria for all our productions, whether our own, purchased or outsourced. We promote these principles:



Legality



We comply with the rules, we protect intellectual property and we do not encourage illegal, irresponsible or discriminatory.

Neutrality



We promote freedom of expression and creativity, while respecting the right to honour and privacy.



Protection of minors



We manage content responsibly and have preventive, safe advertising and awareness-raising measures.



Integrity and transparency



We ensure compliance with Telefónica's Anti-Corruption Policy.



Diversity



We promote equality and social integration in our programme schedule.



Values and talent



Our business commitment to creativity and innovation is reflected in the content.

We have pre-broadcast controls, a Content and Production Officer, and anti-piracy mechanisms in place.
All our activities are based on Telefónica's Responsible Business Principles and our Responsible Communication Regulation.



For further information, see chapter 2.11. Customers.

2.17.5.6. Internal control

As set out in the Internal Control Policy, the Company has an internal control model defined in line with the COSO Internal Control — Integrated Framework.

Thus, internal control at the Telefónica Group is defined as the process undertaken by the Board of Directors, management and the rest of the Company's personnel, designed with the goal of providing a degree of reasonable assurance for meeting the targets relating to operations, information and compliance.

Internal control is designed to be a process that is integrated into the Company's day-to-day activities in which all the areas, within their areas of action (managers), are responsible for internal control and must take into consideration among their tasks the assurance elements necessary to achieve operational targets (effectiveness), with the least use of resources (efficiency), the availability of appropriate information for decision making and external reporting (information - accuracy) and the observance of laws and rules (compliance). These aspects, above all, must take into consideration the possible contingencies that may arise in their development (risks), incorporating assurance elements with regard to possible contingencies (Internal Control structures), as well as for monitoring (supervision) activities and its own internal control structures within its area of responsibility

The areas of action performed by Internal Audit include coordination of the Telefónica Group's regulatory framework by supervising the process of defining internal regulations, as set out in the policy governing the creation and organisation of the regulatory framework. In turn, the regulatory framework promotes actions that favour the updating and communication of said standards.

Specific reviews are also performed that are of interest to the Board of Directors or the Company's management, which include investigations stemming from the whistleblowing channels provided for the purpose at the Telefónica Group, potential cases of fraud and specific reviews aimed at preventing fraud.

In 2022, the Internal Audit area spent 86,096 workdays on the activities scheduled in the audit plan and, of these, 10,020 were related to fraud prevention and corruption prevention activities.

Number of days

	2021	2022
Fraud/corruption prevention, review of personal actions	10,808	10,020



MILESTONES

→ **We launched a Group-wide Training Opportunities Scheme including essential training for the compliance model.**

→ **Our Board of Directors approved the Competition Law Policy and the Rules on Sanctions.**

2.18. Fiscal transparency

KEY POINTS

 Telefónica's tax contribution in 2022 amounted to €7.7 billion globally: €19.2 per every €100 of turnover.

 Taxes paid during the year amounted to €2.4 billion and taxes collected amounted to €5.2 billion.

 Each year we publish the fiscal contribution per country: we highlight the €2.3 billion contributed in Spain and the €2.8 billion paid in Brazil.

2.18.1. Vision

GRI 207-1

Telefónica's taxation is based on our Responsible Business Principles, the guidelines that inform our daily activity and define how we conduct our business. In accordance with these guidelines, we are committed to honesty, respect for the law and transparency in the conduct of our fiscal affairs.

At Telefónica, we are committed to the OECD guidelines for multinational companies to ensure strict compliance with our **tax obligations**. We strive to be a best-practice benchmark, ensuring that we contribute faithfully and loyally to the public finances of the countries and territories in which we operate, our compliance with the tax legislation and the principles that drive sustainability. The Company's fiscal contribution is one of its main contributions to the economic and social development of the environment in which it operates. Accordingly, in line with our commitment to fiscal transparency and our contribution to the UN Sustainable Development Goals (SDGs), we publish our total economic and social tax contribution on our corporate website in the section on sustainability-innovation/how-we-work/sustainability-strategy.

In this regard, the statements contained in this GRI 207 standard enable Telefónica to achieve some of the SDG targets it has set itself.

2.18.2. Governance

GRI 207-1, 207-2

The **bodies responsible for the fiscal control framework at Telefónica** are as follows:

The determination of the Group's tax policy and strategy is the responsibility of the **Board of Directors** and cannot be delegated; therefore, the Board of Directors is also responsible for their approval and any future modifications. The **Group's Tax Department leads**, develops and reviews the tax strategy.

The Group's Tax Department and the Regional Divisions report on a yearly basis to the Audit and Control Committee and, where appropriate, to the Board of Directors, on the following matters:

- The tax policies and criteria followed by the Group in order to facilitate the task of supervising the tax risk management system, entrusted to the Audit and Compliance Committee by the Spanish Corporations Act, in accordance with the provisions of the Code of Good Tax Practices.
- The status and development of tax risks.
- The tax impacts of all relevant transactions submitted for approval in accordance with Section 529 Ter of the Spanish Corporations Act.
- Transactions that are particularly important from a tax perspective.

The **Group's Tax Department and the Regional Divisions** detect and report on mechanisms subject to notification under Council Directive (EU) 2018/822 of 25 May 2018 (DAC 6) and **coordinate with the Group's Internal Audit function** on the review and analysis of procedures necessary to achieve the control objectives of the Fiscal Strategy and Fiscal Control Framework.

Those responsible for the tax area in each subsidiary put in place the necessary management procedures to ensure that fiscal control is performed in accordance with the defined principles and operating regulations.

> Assessment of compliance with the fiscal governance and control framework
The Group's Tax Department and the Regional Tax Divisions perform the analyses and verifications deemed appropriate to verify the correct application of the aspects contained in the regulations, tax strategy and tax control policy, and to guarantee control targets set by the Group.

In addition, as indicated in the Annual Corporate Governance Report, Telefónica annually validates compliance with the content and commitments contained in the Code of Good Tax Practices and, therefore, that it is complying with its governance framework.

> Integration of the fiscal approach in the Telefónica Group
Telefónica will ensure that the departments involved in tax issues have the necessary means to guarantee compliance with tax obligations in all the countries in which the Company operates.

Those responsible for the tax area at each company participate in analysing all transactions that may have tax implications. For this purpose:

- They have the necessary financial, human and material resources.
- They can and should, where necessary, establish permanent computer links with the information systems of Group companies.
- They receive maximum support and assistance from the Group companies.
- They may require the participation and collaboration of Group company employees.

For further information in this regard, Telefónica develops the core principles of the fiscal control function within the Fiscal Control Policy (available on the corporate website in the section on sustainability-innovation/how-we-work/sustainability-strategy.

2.18.3.Policies
GRI 207-1

The **Fiscal Control Policy,** approved by the Board of Directors and available on the Telefónica website, has the following objectives:
• Correct fulfilment of tax obligations in due time and form.

• Effectiveness and efficiency of operations with regard to tax matters.

• Position-taking or tax strategy duly supported and documented.

• Reliability of tax information.

• Transparency vis-à-vis third parties, especially the tax authorities.

• Tax risk management.

2.18.4.Risks and opportunities
GRI 207-2

As mentioned on the corporate website in the section Commitment/ How we work, we manage tax risks to prevent and reduce tax litigation to the extent necessary to defend tax positions legitimately taken by Telefónica. Accordingly, at Telefónica, we have a **Risk Management Model** in place based on COSO (Committee of Sponsoring Organizations of the Treadway Commission), which enables the identification, assessment and management of the different risks (as explained in chapter 3. Risks).

Under this Model, we have defined **four risk categories: business, operational, financial** and, lastly, **legal and compliance**. The **latter category includes tax risks**.

Typology of tax risks and associated controls In relation to their origin, risks of a fiscal nature are classified as follows:

- **Compliance risk**: relating to the fulfilment of obligations in taxation (filing of returns, information requirements, etc.).
- **Interpretative risk**: the possibility of interpreting tax laws differently from the tax authorities.
- **Regulatory risk**: associated with legislative activity and regulatory volatility and complexity.
- **Reputational risk**: related to the current context of demands and public scrutiny in terms of transparency and perception of fair compliance with the companies' tax obligations by the different stakeholders.

Although risk identification is a continuous process and requires the involvement of the entire organisation, in the case of tax risks the Corporate Tax Department promotes and coordinates their identification and regular updating.

The policy of control, evaluation and management of tax risks is developed in the Fiscal Control Policy available on the corporate website, in the section sustainability- innovation/how-we-work/ sustainability-strategy

 

> Reporting obligations

On a quarterly basis, those responsible for the tax control function at each of the Group's companies inform the Tax Department—through the Regional Tax Divisions—of the main conclusions from the process of identifying and assessing tax risks, including those related to:

- Litigation in court/arbitration.
- Litigation in administrative proceedings prior to judicial proceedings.
- Transactions with implicit risk that may be examined by the tax authorities.

They also report on external tax audits and tax administration inspection processes.

Furthermore, as a consequence of the entry into force of DAC 6, we have developed a procedure for detecting and reporting notifiable mechanisms.

2.18.5. Action plan and commitments

GRI 207-2, 207-3

Pursuant to Section 529 Ter of the Spanish Corporations Act, on 14 December 2016 the Board of Directors of Telefónica approved the Group's tax strategy as published on our corporate website.

> Regulatory compliance

At Telefónica, we are committed to complying with all national and international legislation, regulations and tax obligations, respecting both their letter and their spirit. In fact, we devote the necessary resources and take the appropriate measures to make a reasonable interpretation of the rules, taking into account the legislator's intention in accordance with the interpretative criteria established by the competent tax authorities and the legislative background. We also adopt the necessary control mechanisms to ensure compliance with these regulations as part of good business management.

Relationship between taxation, sustainable development and business

At Telefónica, we are committed to all tax positions being taken up for commercial and business reasons, paying taxes according to their true legal nature and economic substance, and avoiding abusive tax planning schemes or practices. In this respect, the tax component of any transaction cannot be justified separately from the commercial and business reasons for the transaction in question.

Telefónica also applies the arm's length principle in its transactions with related entities, aligning taxation in each country and territory according to its business there and the generation of value, in accordance with local tax legislation and the international taxation standards established by the OECD.

> Stakeholder engagement and management of tax concerns

Relationship with tax authorities

At Telefónica, we are committed to fostering a cooperative relationship with the tax authorities inspired by the principles of collaboration, trust, good faith, loyalty, professionalism, mutual respect and dialogue.

Since 2010, and in order to apply the highest standards of tax transparency, Telefónica, S.A. has adhered—by resolution of the Board of Directors—to the Code of Good Tax Practices drawn up by *Foro de Grandes Empresas* (Forum for Large Enterprises) in conjunction with the Spanish tax authorities.

Based on the principles of transparency and mutual trust, we have voluntarily filed Transparency Reports with the Spanish tax authorities since the 2016 financial year, with the prior authorisation of the Audit and Control Committee, as part of the functions delegated by the Board of Directors. Our corporate website provides further information on the subject in the section sustainability-innovation/how-we-work/sustainability-strategy.

Our approach to matters relating to the Spanish tax authorities also applies internationally. In this regard, Telefónica participates in various international fora to promote and develop the OECD's good practice recommendations.

We also participate in the cooperative compliance programme in the UK.

Contribution to legislative initiatives in tax matters
Telefónica actively participates in the *Foro de Grandes Empresas*. This allows us to intervene in tax legislation initiatives, highlight current problems that may arise in the application of the tax system and propose new tax measures to increase legal certainty.

We contribute to the committees of telecommunications industry organisations such as ETNO (European Telecommunications Network Operators' Association) and GSMA.

We are active collaborators in various industries and economic forums, such as DigitalES (Spanish Association for Digitalisation) and Adigital (Spanish Association of the Digital Economy).

The Telefónica Group is also actively involved in tax policy through the respective committees of the CEOE (Spanish Confederation of Business Organisations) and DET3 (Digital Economy Taxation Think Tank).

Stakeholder dialogue
Telefónica's stakeholder engagement strategy is based on **increasing transparency and effective dialogue to build relationships of trust** in the countries in which we operate.

We maintain a constructive dialogue and collaborate with various key stakeholders, such as non-governmental organisations – such as Intermon Oxfam, the Haz Foundation and the Tax and Competitiveness Foundation - and government agencies through the Forum of Large Companies, which was created in 2009 as a body for cooperation between Spain's largest companies and the Spanish tax authorities. Likewise, we obtain all stakeholders' views on their expectations and perceptions about fiscal transparency in the consultation process that we perform for our materiality analysis.



For further information, see chapter 1.4. Materiality.

This relationship makes it possible to identify which aspects are considered most significant and which are the new trends in the field of sustainability. In this way, we set our targets, define the strategic plan and, in addition, assess our ability to meet society's expectations.

In fact, thanks to the progress made, we achieved the highest score in the S&P DJSI, MSCI and Sustainalytics indices.

Reporting unethical behaviour
As described in section 2.8.5 of the Non-Financial Information Statement, Telefónica has public complaint and remedy mechanisms in place (the Concern and Whistleblowing Channel) to report concerns about unethical or illegal behaviour and the organisation's integrity in relation to taxation.



For further information, see chapter 2.17. Ethics and compliance.

Telefónica's Concern and Whistleblowing Channel handles any tax issues reported by our various stakeholders



2.18.6. Progress in 2022

GRI 201-4, 207-2, 207-4

> Contribution to the development of local economies and finances

In 2022, our Total Tax Contribution (TTC) amounted to €7.7 billion (€2.4 billion in taxes incurred and €5.2 billion in taxes collected), accounting for 48% of our distributed value[1] (value distributed as input and output taxes levied on the total value distributed, the latter being the sum of the following items: shareholder value -profit after tax-, wages and salaries net of taxes levied, net interest and input and output taxes levied).

Total subsidies received by Telefónica in 2022 amounted to €17 million (€16 million in 2021), which includes the receipt of capital grants and subsidies as other income.

The Group did not use any tax deductions in the latest corporation tax return filed in Spain.

For every €100 of turnover, we pay €19 in taxes (€6 incurred and €13 collected).



It is important to note that our economic and social contribution is quantifiable not only through corporate tax revenues but also through other specific contributions in the various countries in which we operate. These include fees (for use of the public domain and for financing the radio and television corporation, among others), local taxes and social security payments, as well as other similar contributions in other countries.

[1] Calculated on the basis of our own methodology.

In addition to these direct taxes, we generate revenue for the public treasury as a result of our business activity and on behalf of other taxpayers, other amounts that must be taken into account in the total tax contribution made by the Company, such as indirect taxes, withholding taxes on employees and other deductions.



For further information, see chapter 2.14. Contribution and impact on communities

> Contribution in countries

The following is a breakdown of the jurisdictions in which the Telefónica Group conducts its main business as a telecommunications services provider. Other jurisdictions where the Group is present, and in which its activities are not the Group's core business, are included under "Other". All amounts are given in millions of euros and refer to the financial year 2021.

The main companies that make up the Telefónica Group, together with their main activity, may be consulted in the 2022 Consolidated Financial Statements.



For further information, see Appendix I: Scope of consolidation

For reconciliation purposes with the figures reported in the Consolidated Financial Statements, consolidation adjustments and eliminations of inter-company transactions between Group companies in different countries are also included under "Other".

However, there are differences with the Group's Consolidated Annual Accounts, which are explained below:

- The Annual Accounts only include information on sales to third parties, whereas the Country-by-Country Report (CbCR) also includes intra-group sales.
- In relation to profit or loss before tax, there is an adjustment for the accrual of coupons corresponding to the subordinated perpetual debentures in the Netherlands.
- The differences in taxes paid are due to the Annual Accounts including not only corporation tax (as in the case of the CbCR), but also telecommunication charges, local taxes, other charges, licence fees and social security, etc.

2021 country-by-country report

Tax jurisdiction	Third-party income	Related-party revenues	Total income	Profit or loss before tax[2]	Tax on profit paid[3]	Profit tax[1]	No. of employees[4]	Tangible assets
Germany	8,642	69	8,711	663	54	41	7,576	3,492
Argentina	2,296	64	2,360	-64	18	117	13,030	1,371
Brazil	7,569	49	7,617	882	44	-30	34,570	5,377
Chile	2,084	59	2,143	372	39	128	4,157	1,068
Colombia	1,335	15	1,349	-20	39	-41	6,114	876
Costa Rica	135	1	136	48	11	16	145	0
Ecuador	408	6	413	-11	11	0	935	238
El Salvador	122	3	126	-26	1	6	190	0
Spain	20,280	2,069	22,349	5,261	197	635	28,668	8,511
Guatemala	5	4	9	1	1	0	10	14
Mexico	1,042	67	1,109	-386	24	22	1,832	158
Panama	3	15	19	2	0	1	26	8
Peru	1,721	30	1,751	-554	41	141	4,810	1,156
UK	7,141	155	7,296	5,200	-7	194	3,008	13
Uruguay	230	109	339	104	14	16	591	309
Venezuela	104	3	108	90	1	30	1,661	40
Others	420	-890	-470	195	20	15	453	93
Total	**53,537**	**1,828**	**55,365**	**11,757**	**506**	**1,293**	**107,776**	**22,725**

[2] Contribution to the consolidated profit before tax and to the tax on profit, adjusted for the allocation to the year of coupons relating to subordinated perpetual bonds. The consolidated financial statements of the Telefónica Group are drawn up in accordance with the International Financial Reporting Standards (IFRS) as adopted by the European Union. The local accounting regulations applicable in each of the countries in which the Group is present may differ from the standards set by the IFRS.
The table above groups together all companies of the Group according to the country of their registered office. This grouping does not coincide with the distribution by segment of the Telefónica Group. The results by country include, as appropriate, the effect of the allocation of the purchase price to the acquired assets and the liabilities assumed. The results by country exclude income generated by dividends of Group subsidiaries, as well as the change in the provision for write-downs of investments in Group companies, which are eliminated in the consolidation process. The withholdings paid to the various administrations have been allocated to the jurisdiction by which they are ultimately paid.
[3] Rebates received from different administrations and corresponding to overpayments from previous years have been excluded in 2021, €30 million in Spain and €17 million in Peru and Chile, to be precise.
[4] The number of employees refers to the average number of employees, distributed by tax jurisdiction.

> Reasons for the difference between the effective rate and the statutory rate

The Group closely monitors the differences between the nominal tax expense and the effective tax expense on a monthly basis.

At year-end 2021, the differences relate to the permanent differences inherent in the preparation of corporation tax. In other words, they comprise all the expenses or income recorded on the income statement that will not be deductible or will not be taxed from a fiscal point of view and will therefore never be reversed in subsequent periods. The most relevant are the deductibility of the amortisation of goodwill in Spain and, in Brazil, the deductibility of the distribution of Juros on capital. There is also a significant difference owing to the non-activation of tax credits in countries with negative results.

In addition, during the 2021 financial year, extraordinary accounting adjustments were made to the corporation tax expense account, representing a significant part of the differences between the statutory and effective rates. In this regard, the effects of the tax assessments from the completion of the tax inspection in Spain for the years 2014 to 2017 were recorded, in addition to a decrease in deferred tax assets in Spain due to the restatement of their recoverability, a tax provision in Peru due to an unfavourable ruling by the Supreme Court and adjustments for tax rate changes in different countries, as well as the effect of non-taxable interests in Brazil. In addition, a substantial portion of the capital gains recorded in 2021 was exempt from corporation tax.

Verification of the contents in terms of taxation has been completed as part of the external verification process carried out by PricewaterhouseCoopers Auditores, S.L.



Tax contribution by country

Millions of euros	Contribution by country to consolidated Group profit before tax (1) 2022	Contribution by country to consolidated Group profit before tax (1) 2021	Total taxes paid 2021	Total taxes collected 2022	Total 2022
Germany	697	663	291	790	1,081
Argentina	-166	-64	165	393	558
Brazil	919	882	1,105	1,648	2,754
Central America	1	25	2	1	2
Chile	64	372	1	97	98
Colombia	118	-20	151	126	277
Ecuador	23	-11	66	25	90
Spain	795	5,261	427	1,847	2,274
Mexico	-228	-386	27	62	89
Peru	-103	-554	143	151	294
United Kingdom	294	5,200	-1	36	35
Uruguay	152	104	32	25	57
Venezuela	95	90	14	16	30
Others	21	195	15	15	30
TOTAL	**2,682**	**11,757**	**2,438**	**5,231**	**7,669**

The breakdown of the corporation tax contribution is as follows:

Tax contribution by region

	2022		2021	
Millions of euros	**Contribution by country to consolidated Group profit before tax**	**Tax on profit[5]**	**Contribution by country to consolidated Group profit before tax**	**Tax on profit**
Europe	1,786	477	11,124	244
Latin America	874	530	413	229
Central America	1	2	25	13
Other	21	2	195	20
TOTAL	**2,682**	**1,010**	**11,757**	**506**

Contribution to the consolidated profit before tax, adjusted for the allocation to the year of coupons relating to subordinated perpetual bonds. The consolidated financial statements of the Telefónica Group are drawn up in accordance with the International Financial Reporting Standards (IFRS) as adopted by the European Union. The local accounting regulations applicable in each of the countries in which the Group is present may differ from the standards set by the IFRS.

The table above groups together all companies of the Group according to the country of their registered office. This grouping does not coincide with the distribution by segment of the Telefónica Group. The results by country include, as appropriate, the effect of the allocation of the purchase price to the acquired assets and the liabilities assumed. The results by country exclude income generated by dividends of Group subsidiaries, as well as the change in the provision for write-downs of investments in Group companies, which are eliminated in the consolidation process.

The contribution in 2021 from Germany, Spain and the United Kingdom is affected by the capital gains generated on the incorporation of VMED O2 UK and on the sale of the telecommunications towers division of Telxius (see Note 2 Notes to the Consolidated Financial Statements).



MILESTONES

→ **We are one of the 34 companies which voluntarily filed the Transparency Report for 2021 with the Spanish tax authorities.**

→ **Thanks to the progress we have made regarding tax issues, we have achieved the highest score in indices such as S&P DJSI, MSCI and Sustainalytics.**

[5] Rebates received from different administrations and corresponding to overpayments from previous years are excluded in 2022, to be precise,€115 million in Spain and €12 million in Peru and Chile. In addition, the extraordinary refund from the Judgement Enforcement Agreement of the Spanish National Court of Appeals (Audiencia Nacional) (€790 million) is excluded in Spain as explained in Note 25 of the Notes to the Consolidated Financial Statements.
With regard to 2021, rebates of €30 million in Spain and €17 million in Peru and Chile have been excluded.
The withholdings paid to the various administrations have been allocated to the jurisdiction by which they are ultimately paid.

2.19. Privacy and security

KEY POINTS

 We protect our customers' data, monitored at the highest levels, with high standards of privacy and security, and empower them to have access to, and control of, their personal data.

 We are transparent about how, why and when our customers' data is collected, used, stored and disposed of, as well as how we protect the data with a high level of security.

 We are committed to increasing the percentage of contracts/RFPs that contain security requirements for the supply chain, with the goal of reaching at least 95% by 2025.

2.19.1. Vision

Technology **improves people's quality of life and generates wealth,** provided that their privacy is respected and the highest level of security is guaranteed throughout the processing of their information and personal data.

We want **our customers to feel confident about using our products and services** and to be aware that we respect their rights at all times as we offer them choices about the use of their personal information.

For this reason, we work on the **privacy and security** of our customers, to generate a relationship of trust with all those we work with are linked, and we focus on the following pillars:

- **Protection:** data must be secure and **the privacy of individuals must be preserved.** This is the basis of our business and our primary consideration when designing our services and collaborating with third parties.
- **Design:** we apply **privacy and security from the design**, that is, from the initial concept of our products and services and throughout the development process.
- **Control:** individuals must be able to manage and **have control over their personal data**. In this way, access to their data, and to additional information on risks and benefits associated with its management, is made possible.
- **Transparency:** the **principle of transparency** is about making simple tools available to people in order for them to control their data with the appropriate technological developments to generate maximum respect for privacy and information security.

We are also strongly committed to the right of children to privacy and security, to protecting their personal information and to fostering a safe use of technology.

 For further information, see section 2.10.4.4. Secure and responsible use of technology

In addition, Telefónica is a global leader in the development and commercialisation of **cybersecurity and managed security products and services**. We provide more detail of our portfolio and achievements in this field in chapter 1.6 Organisation.

 For further information, see chapter 1.6. Organisation.

This chapter describes the different aspects related to our internal privacy and security operations, which are applicable to our processes, products and infrastructure.

2.19.2. Privacy

2.19.2.1. Vision

Telefónica respects the fundamental rights and freedoms of individuals, including the fundamental right to the protection of personal data. The Responsible Business Principles, the Group's code of ethics, envisage the need

to **preserve this fundamental right** and establish common guidelines of behaviour for all the companies that form part of the Company.

2.19.2.2. Targets

In order to reduce risk exposure and raise digital trust, we continuously update our processes and policies:

- Update the Group's Privacy Policy.
- Approve Binding Corporate Rules (BCRs).
- Update the Global Privacy Centre.
- Create the regulations for the Artificial Intelligence Governance Model.
- Updated and refresh training, while expanding reach.

2.19.2.3. Governance

At Telefónica, we have a governance model for the management of Personal Data Protection aimed at ensuring effective and efficient management of privacy and that the model is aligned with the Group's strategy.

The person in charge of personal data protection at the Group is the **Global Data Protection Officer**, who reports directly to the Board of Directors of Telefónica, S.A., through the Audit and Control Committee. To ensure compliance with this function, the different corporate areas meet twice yearly as part of the Governance Model Steering Committee, the Business Committee and through the Local Data Protection Officers.

In addition, the Board´s Sustainability and Quality Committee is responsible for promoting and monitoring the implementation of Telefónica's Global Responsible Business Plan, which includes specific targets on privacy. The Board is informed monthly about the implementation of the Plan by the Corporate Sustainability Department, which is run by the Responsible Business Office and includes the heads of the global operational areas.

Board of Directors

Audit and Control Committee (Permanent Committee of the Board)
Supervises specific issues relating to privacy, among other things, through reports regularly submitted by the Data Protection Officer.

Sustainability and Quality Committee (Permanent Committee of the Board)
Supervises and reviews the Responsible Business Plan and analyses, drives and supervises the targets, action plans and practices relating to Digital Trust, including issues such as Privacy, Safety, Artificial Intelligence and Child Protection.

Data Protection Officer/Global Data Protection Office
The person responsible for the Company's personal data protection duties, with a dual role (coordinating compliance/data and the technical data protection function).

Steering Committee (Corporate level)
General Secretary, Chief Data Officer, Technology, Security, Regulation, Compliance, Internal Audit and Sustainability
Entrusted with reviewing the general status of compliance of Telefónica's Privacy Governance model.

Business Committee (Corporate level)
Corporate business areas
Responsible for directing and coordinating actions aimed at improving compliance with data protection in each of the respective corporate business areas.

Local DPO Forum (Global level DPOs and local privacy officers)
Responsible for reviewing the compliance status of the Telefónica Group's Privacy Governance Model for each of its operations and any potentially cross-cutting specific data protection problems with regard to these operations are reviewed.

2.19.2.4. Policies

We promote and review different global and local policies, processes and procedures, as depicted in the chart below:

Privacy regulations



Global Privacy Policy

Corporate Rule

Approved by the Board of Directors

Telefónica S.A.



Establishes the mandatory rules for all of the company's entities, in order to create a privacy-focused Company based on the principles of legality, transparency, security, limitation of storage time and commitment to the data subjects rights



Regulation of the Governance Model on Personal Data Protection

Corporate Rule

Approved by the DPO Office Department

Telefónica S.A.



Establishes the strategic, organisational and operational, and management framework applicable to the different actions in the field of data protection.



Regulations Governing Enquiries from the Competent Authorities

Corporate Rule

Approved by the Ethics and Sustainability Department

Telefónica S.A.



Sets out the principles and minimum guidelines that must be referred to in the internal procedures of each of the Group's companies/Business Units/OB to comply with their duty to cooperate with the competent authorities as regards our customers' data.

In addition, we have so-called **'Operational Domains'**, which are privacy procedures defined and implemented throughout the data life cycle and which regulate, among other issues, the recording of processing, risk analysis and impact assessments, international transfers, personal data security breaches, third party management, internal audit plans, training and awareness, data subjects' rights, and data retention and deletion.

2.19.2.5. Risks and opportunities

Rapid technological progress and regulatory dynamics in the field of data protection pose significant challenges in adapting and responding to the evolving changes in the field of privacy. This entails the need to **identify risks, assess and mitigate them** and also to leverage opportunities related to Telefónica's commitment to protecting the privacy of its stakeholders.

Further information on this issue can be found in chapter 3. Risks.



For further information, see chapter 3. Risks.

2.19.2.6. Action plan and commitments

The privacy strategy is based on three pillars:

- **Protection:** protect our customers' personal data through robust policies and processes.
- **Transparency:** be transparent about how and why we collect, use, store and delete our customers' personal data.
- **Empowerment:** empower our customers through simple and secure tools so that they are able control the use of their personal data.

Our main lines of action are:

- Privacy by Design
- Digital privacy
- Transparency initiatives
- Customer empowerment
- Consultation and complaint mechanisms
- Binding Corporate Rules
- Monitoring and training of suppliers

> Privacy by Design

The principle of **Privacy by Design** is one of Telefónica Group's key strategic pillars and is defined in our mandatory internal regulations.

The concept of Privacy by Design entails the obligation of the whole organisation to establish, in the design of products and services, procedures that primarily take into account two aspects: first, the implementation of privacy protection measures from a legal and security point of view in the early stages of any project; and, secondly, that all business processes and practices involved in each activity or processing that may affect personal data are covered.

We have our own Privacy by Design guidelines to define the set of rules, standards and legal and security processes that must be taken into account to comply with our **Global Privacy Policy.** All of this is to ensure that the rights and freedoms of individual´s personal data are guaranteed as from the initial definition of any processing project or activity.

These practical guidelines stand as reference documents for the Group's professionals in charge of developing and implementing products and services, as well as for internal use cases that directly or indirectly involve the processing of personal data.

In addition, product managers are supported by the privacy and security specialists in the area of each company and/or business unit of the Group, in order to ensure that all the necessary privacy-related legal and security requirements are taken into account from the start of relevant projects.

We use a **risk management-oriented approach of proactive responsibility** (critical and continuous self-analysis in the fulfilment of the obligations required by the regulations) to establish strategies for each product or service that incorporate privacy throughout the entire data life cycle: collection and obtaining, processing, exercise of rights, and retention and deletion.

When defining or developing any product or service, the practical application of Privacy by Design involves aspects such as: the lawfulness and definition of the grounds legitimising the processing; the guarantee that the data is secure and that the most appropriate security measures are being applied according to the potential risks; transparency in the privacy clauses and policies; the **minimisation of data** in that it must be strictly necessary for the purposes of processing; the commitment to the data subjects' rights; and the limitation of the period of retention, among others.

The Privacy by Design process that was defined by the Telefónica Group's Global Data Protection Office includes the following activities:

Privacy by design process


Main process
Potentially high-risk processing?
Approval of the processing
New processing of personal data
Definition and design of the processing
Record of the processing
Need for impact assessment (PRE-PIA)
NO
YES
Basic analysis of risks
Proposal for basic controls
Implementation of basic controls
Start of processing of personal data
Does it mitigate the potential high risk?
Privacy Impact Assessment (PIA)
Carry out impact assessment (PIA)
Proposal for basic and additional controls
YES
NO
Implementation of basic controls
Implementation of basic controls
• Objective criteria of the need for PIA
• Catalogue of privacy risks
• Catalogue of controls
• Control application rules
• Automation
• Approval of the processing
Prior consultation process
Prior consultation with the control authority
Response from the control authority
Proposal for basic and additional controls



For further information, see chapter 2.13. Sustainable innovation.

Digitalisation of Privacy by Design (Digital Privacy Framework– DPF)

The DPF is Telefonica´s framework for the global legal and privacy strategy with respect to the General Data Protection Regulation (GDPR) and the ePrivacy regulation on data processing platform products and systems.

In the DPF we adapt the privacy legal compliance guidelines to a technological reality to standardize and conceptualize the functional and technical requirements of the dynamics of privacy systems, and apply them automatically and digitally in the processing of personal data.

This digitilisation is implemented from design, and naturally enables a dynamic and automatic privacy process to be built between the customer and the systems to carry out the processing of personal information and compliance with the GDPR.

We are implementing this digitalisation framework in our systems and platforms where data processing takes place, for example, in Kernel,Telefónica's big data platform. The Digital Privacy Framework made significant progress in Spain during 2022 and will continue to do so during 2023 in operators with more demanding data protection jurisdictions, for example, with respect to anonymisation requirements.

> Transparency initiatives

At Telefónica, we make privacy more human and understandable by **focusing our design principles on people** (human-centred design). In this regard, we are committed to putting transparency into practice by including it as one of the principles of the Global Privacy Policy and developing different initiatives to implement this principle:

Global Privacy Centre

The Global Privacy Centre is a public reference point for our policy and processes. Available at www.telefonica.com, our stakeholders can find all the information they need easily and in a simple format by means of visual and graphic resources. Our objective during 2023 is to continue improving on this centralized channel including linking all of the Groups Transparency centres to present all the relevant information centrally.

Operators' Privacy and Security Centres

The purpose of these centres is to enable both our customers and any stakeholders to obtain information, in a simple, digital and understandable way, with regards to the processing of their personal data and other relevant information on privacy and security matters. The Information available includes data on channels and avenues to excercise rights, the security and confidentiality measures adopted to process data, the privacy terms and conditions applicable to our products and services, transparency reports and our Artificial Intelligence principles, as well as the **child security and protection** issues that apply in each case in digital environments.

The Privacy and Security Centres are currently available on the websites of all the operators. They are updated regularly in accordance with regulation and stakeholder analysis,

The **Transparency Centre** has also been launched on for our **content platform, Movistar+.** The service is available through the Mi Movistar section and allows customers control their data.

Telecommunications Transparency Report

We publish an annual report on the requests we receive from the competent authorities in the countries where we operate. This report includes information on the number of requests for lawful interception, access to metadata associated with communications, content blocking and restriction, and geographical and temporary suspension of service.

We follow a strict procedure for any request, which is laid down in the Regulations on Requests from Competent Authorities. This guarantees, in equal measure, the fulfilment of our obligations in terms of collaboration with these authorities and the **protection of the fundamental rights** of the people affected, in accordance with our commitment to respect for human rights.



For further information, see chapter 2.15. Human Rights.

In 2022, a total of 3,761,918 requests for customer information from competent authorities (lawful interception and access to metadata) were recorded. Of these applications, 230,226 were rejected, which was 94% of the requests dealt with. The number of accesses/ customers affected was 4,003,851.

> Customer empowerment

As part of the principle of transparency, Telefónica provides customers with access to the data they generate during the use of our products and services, data that are collected in the so-called 'Personal Data Space' of Kernel and which are accessible through different channels.

The **Transparency Centre** in Spain, which offers all customers access to their privacy preferences and management of the data collected in the 'Personal Data Space', is currently available to a group of users through the Mi Movistar app (in the Security and Privacy section of the User Profile) and has been available through the television channel in Spain since 2022.

In the Transparency Centre, through the Privacy Permissions section, customers can manage the legitimising grounds relating to the use of their data for certain purposes. In addition, the Access and Download section includes useful views of different types of data, with a user-friendly experience, in compliance with privacy criteria; there is also the option of downloading a more detailed document.

The Transparency Centre experience has been designed to **give users confidence,** with clear language, explaining the purpose for which their data is processed and its nature within Telefónica.

The Transparency Centre represents the first steps towards fulfilling our promise to give our customers features for them to control and ensure the transparency of their data, albeit in accordance with applicable regulations on privacy. For example, in Europe this processing will be fully aligned with the GDPR.

> Consultation and complaint mechanisms

Besides the mechanisms established in the privacy policies and privacy centres, Telefónica has implemented other consultation and mediation methods to deal with any incidents in this area:

Responsible Business Channel

We have a public channel on our website where all our stakeholders can enquire or complain about any aspect related to the Responsible Business Principles. In 2022, 30 communications on privacy and 0 on freedom of expression were processed.

Voluntary mediation system with AUTOCONTROL
This system has been operational since January 2018, and is designed to provide a swift response to complaints related to **identity theft and the receipt of unsolicited advertising**. The procedure was developed by the *Asociación para la Autorregulación de la Comunicación Comercial* (AUTOCONTROL) in collaboration with the Spanish Data Protection Agency (AEPD). It also involves the participation of Orange, Telefónica and Vodafone, and is open to other entities. This information can be found in the Movistar Privacy Centre. In 2022, 227 requests for mediation were processed.

> Binding Corporate Rules
Binding Corporate Rules (BCRs) are designed to permit the international movement of data within the Telefónica Group in accordance with article 47 of the GDPR, in particular the data from the European Economic Area (EEA) to countries outside the EEA.

The implementation of the BCRs will foster an improvement in compliance with the European regulations throughout the Telefónica Group, by enabling Telefónica to transfer personal data swiftly regardless of the place where the recipient Telefónica subsidiary is located.

In addition, the BCRs will provide more legal certainty by facilitating the alignment with the Group's organisational model.

In 2022, Telefónica began the process of approving its BCRs and has followed the following steps:

- Analysis of international intra-group transfers.
- Drafting of Binding Corporate Rules.
- Designation of the AEPD as the lead supervisory authority, responsible for leading the process, as well as the interested supervisory authorities for cooperation in the approval procedure, following a proposal by Telefónica.
- Sending the BCRs and complementary documentation to the lead authority for approval.

> Management of our supply chain
One of Telefónica's priorities in ensuring privacy is successful management of the supply chain in relation to the processing of personal data by third-party contractors. To this end, we have incorporated common data protection agreeements across the whole Group and included specific commitments asssumed by suppliers with regards to international transfers. .

In 2022, a series of automated control measures were implemented to ensure successful processing of personal data before, during and after the provision of the service by the supplier. Additionally, to ensure protection of personal data managed by third parties, automated mechanisms were developed to enable the optimisation of training initiatives.

2.19.2.7. Progress in 2022
Telefónica has developed an internal tool to facilitate compliance at the Group with the data protection regulations and, in particular, in order for each area to perform the following tasks, among others: creating the Record of Processing Activities (ROPA) and keeping it updated; management and recording of security breaches; recording requests to exercise GDPR data subject rights; management of electronic signatures of data protection agreements (DPAs); and management of privacy indicators.

Proof of our progress in terms of privacy and freedom of expression is that in 2022, and for the third consecutive year, we were first among all telecommunications companies in the Ranking Digital Rights (RDR). This ranking assesses corporate commitments, policies and practices that affect freedom of expression and customer privacy, including governance and oversight mechanisms.

2.19.3. Security

2.19.3.1. Vision
Security aims to protect against potential damage to people and property, and to guarantee the confidentiality, integrity and availability of the Company's information assets.

At Telefónica, security is approached as an **integral concept** which includes physical and operational security (of people and goods), digital security (encompassing information security and cybersecurity), business continuity and fraud.

The increase in the number, complexity and type of threats makes it necessary to apply security measures and review them in a **cycle of continuous improvement**. Our strategy is based on a number of security activities that reinforce both the Company's processes and its transformation initiatives, compromising a security management system in line with international reference frameworks and standards such as **ISO 27001 and NIST (National Institute of Standards and Technology)**

2.19.3.2. Targets
In the short and long term, the targets we have set are to:

- Review the global regulatory framework on security to align it with new versions of international standards, such as ISO 27001.

- Move forward in deploying the Zero Trust[1] model to control IT system access and implement tools to govern the security of cloud environments.
- Increase the percentage of contracts/RFPs that contain security requirements for the supply chain, with the goal of reaching at least 95% of suppliers by 2025.

2.19.3.3. Governance

The global Security and Intelligence Area has the backing of the Company's management and reports to the Board of Directors through the Sustainability and Quality Committee and the Audit and Control Committee. It also coordinates with the local security departments, as shown in the following diagram:



Board of Directors
Audit and Control Committee
(Permanent Committee of the Board)
Sustainability and Quality Committee
(Permanent Committee of the Board)
Oversees, inter alia, specific issues related to security risk management, through regular reporting by the Global Head of Security and Intelligence.
This officer is responsible for the Global Security and Intelligence Function at Telefónica and for establishing the global security strategy, leading the security-related regulatory framework and guiding and governing global security initiatives.
Supervises and reviews the Responsible Business Plan and analyses, drives and Supervises the targets, action plans and practices relating to Digital Trust, including issues such as Privacy, Safety, Artificial Intelligence and Child Protection.
Global Chief Security and Intelligence Officer
Security Monitoring Committees (with part of ExCom)
Global Security Committee
Security Advisory Board
Country Chief Security Officers
Local Security Subcommittees

The head of security at the Company is the **Global Chief Security and Intelligence Officer (the Global CSO)**, who has been delegated, by the Company's Board of Directors, the authority and responsibility to establish the global security strategy. **The Global CSO leads, monitors and supervises** implementation of the policy framework and that of the global initiatives. The Global CSO nominates a local security manager at each Telefónica Group company. The nominations are submitted for a decision from the corresponding company's management bodies.

The Global Security Committee coordinates and governs activities. The Committee is and is chaired by the Global Director of Security and Intelligence. The local Chief Security Officers **(local CSOs)** and the corporate heads of different areas of the Company (Compliance, Audit, Legal, Technology and Operations, People, Sustainability, etc.) are committee members.

There are also local security sub-committees chaired by the local CSOs, which take part in defining strategic initiatives and global guidelines and implement them in each Telefónica Group company.

In addition, the Global Security and Intelligence Area promotes and drives the Global Digital Security Committee in which several members of the Company's Executive Committee participate.

[1] Zero Trust is a security strategy applied to access to information, which will be provided through "minimum privilege" control techniques. It will be end-to-end encrypted and guided by the principle of "never trust, always verify".

The Global Security and Intelligence Area reports to the Board of Directors through the Sustainability and Quality Committee and the Audit and Control Committee.



Telefónica also has a **Security Advisory Board** made up of major figures from outside the Company, in the field of security and intelligence, with the aim of contributing best practices, increasing the efficiency of capabilities and procedures, and enhancing the quality of our strategy in this area.

2.19.3.4. Policies

At Telefónica we foster regulatory security policies that are **mandatory for all Group companies**. All the documents are reviewed and updated as a result of a cycle of continuous improvement. In these reviews, account is taken of periodic measurements and audits of security activities, changes in context and newly-identified risks, as reflected in the following diagram:

Security regulations

Governance
Security Committees



Global policy

Global Security Policy

Governed by national and international standards and regulations on physical and digital security and lays down the guiding principles applicable to all the companies that make up the Group.
Updated and approved by the Board of Directors of Telefónica in 2021.





Global rules

Global Security Regulations

Develops the principles and general guidelines of the Global Security Policy, establishes rules of conduct and general responsibilities, and refers to global regulations on different subjects.
Updated in 2022 by the Secretary of the Board, it includes alignment with the global policy, review of obligations and responsibilities, and global and local security departments.



Global regulations

- Management of Incidents and Emergencies
- Analysis of Security Risks
- Business Continuity
- Security in the Development Life Cycle
- Security in the IT Infrastructure
- Security in Networks and Communications
- Cybersecurity
- Security in Change Management
- Classification and Processing of Information
- Security in Asset Management
- Access Control
- Physical Security
- People's Safety
- Prevention and Management of Fraud in Telecommunications
- Security in the Supply Chain
- Governance of Security



These establish the controls necessary to guarantee security in each specific domain. Based on the provisions of the global regulations, local procedures and documents are generated which contain the details of the actions to be performed to ensure compliance with the security controls.
In 2022, a review of eight regulations was approved, with a range of updates.

Continuous improvement

Security activities

Monitoring and measuring (security Indicators)
Audit and Control

Changes in context and new risks

In certain domains, including products and services, official certifications are held such as **ISO 27000, PCI-DSS, and national security system (ENS)** certifications in applicable countries. The decision to obtain certification is based on legal compliance, business requirements or customer demands. In turn, depending on the service provided, we require third-party certification or reports from our suppliers (for example, ISAE 3402 or similar).

2.19.3.5. Risks and opportunities

Information technology is an important element of our business and is exposed to **cybersecurity risks**. For this reason, it is included in the Company's basic risk map, which defines guidelines to facilitate uniform reporting, alignment with business objectives and corporate risk tolerance criteria.



For further information, see chapter 3. Risks.

2.19.3.6. Action plan and commitments

At Telefónica, we understand security as a comprehensive concept aiming to protect our **assets, interests and strategic objectives**, ensuring their integrity, and protecting them from potential threats that could damage their value, affect their confidentiality, reduce their effectiveness or alter their operability and availability.

Comprehensive security encompasses:

- Physical and operational security (of people and assets)
- Digital security
- Business continuity
- Fraud prevention
- Any other relevant area or function aimed at corporate protection against potential damage or loss.

In turn, the concept of digital security integrates aspects related to information security and cybersecurity and is applied to the media, systems, and technologies and elements that make up the network.

Our security provisions apply to all the entities involved in the supply chain, focusing especially on companies that manage data of the Telefónica Group or its customers.

Security activities are governed by the **principles of legality, efficiency, co-responsibility, cooperation and coordination**.

The most recent review of the Company's Global Strategic Security Plan, approved by the Global Security Committee on 28 September 2022, pursues the implementation of the basic principles laid down in the Security Policy and identifies and prioritises the main lines of action.

> Digital security or cybersecurity

Digital security is a key element of our business. Its ultimate goal is to **ensure our resilience**, in other words, the ability to withstand and contain attacks so that our business is not affected or is affected to a degree that is tolerable. This is put into practice in processes, tools and capabilities that aim to anticipate and prevent cybersecurity risks.

The activities in this respect are coordinated by the global area with the various digital security units of the Group's companies. We hold annual meetings with the digital security teams of all Telefónica units in order to align strategies and share experiences.

We have a public mailbox for reporting weaknesses or threats and a bug-bounty program consisting of rewards for finding them.



Particular emphasis is placed on the following aspects:

Cyber-intelligence and incident management

We have tools and capabilities for the entire cycle of potential incidents:

- **Anticipation**, before they can impact the Company.
- **Prevention**, ensuring the protection of both facilities and assets, as well as customer data and identities.
- **Detection and response,** through a network of 17 Incident Response Centres (Cybersecurity Incident Response Teams, CSIRTs)

Our approach to cyber-intelligence is proactive, applying knowledge and technology to achieve the required levels of protection by quickly detecting breaches or attacks on assets. We also build the technical and human capabilities needed to **respond effectively and quickly** to any breach or incident in order to minimise attacks and their consequences.

We have a **public mailbox**, available to all , so that bugs or threats that could affect Telefónica's technological infrastructure can be reported. This mailbox can be found on Telefónica's global website and on those of its operators in the Global Privacy Centre/Security section. We also have a **bug-bounty reward program**, managed by selected companies acknowledged as industry

leaders, enabling us to rely on input from cybersecurity experts (ethical hackers) worldwide.

The CSIRTs work in a coordinated manner to understand and analyse the risks of potential cyber-threats, monitor serious bugs in the most critical technological assets and establish relationships with other national and international CSIRTs/Computer Emergency Response Teams (CERTs) in the public and private sectors. Cyber-exercises are performed once a year to train the CSIRTs in all the countries in handling potential incidents.

During 2022, 2 **significant security incidents** were dealt with (we consider significant incidents to be those that meet certain criteria at a global level, such as their economic, legal, service, or media impact). The 2 incidents affected customer data. One occurred in Telefónica Peru and the other in Telefónica Spain. Neither of the incidents had a sufficiently material impact to be reported to the financial market supervisory authorities.

Lessons learned from incidents help us to improve the security of both processes and technological capabilities and platforms.

We followed the transparency protocols, notifying the affected users and, where appropriate, the data protection agencies of the incidents. Incident management protocols are also followed in terms of detection, analysis and response, establishing the appropriate mitigation measures.

The Company has various **insurance programs and coverages** in place that could mitigate the impact on the income statement and balance sheet of the materialisation of a large number of risks. In particular, there is cover for cyber-risks that could cause a loss of income, loss of customers, extra costs or recovery costs for digital assets, among others, and cover for Technological Errors and Omissions in the event of claims for damages to customers and third parties in general. The current global insurance limits range in value from €100 million to €500 million.

> Network security

Our approach to networks and communications is based on a good understanding of our assets and sites, as well as their characteristics and their importance for the business. The aim is for the networks to be properly planned and deployed in keeping with applicable security requirements that minimise the risk of downtimes, unauthorised access or destruction.

We also perform security controls on associated service platforms, such as video and the Internet of Things (IoT), to manage the risks associated with attacks and the exploitation of bugs and weaknesses in networks and protocols. To this end, we work with technological partners and international organisations (for example, GSMA). Examples can be found in the work done on 4G/LTE, SS7, BGP, and other critical-enabling technologies.

At Telefónica, we want to contribute to making 5G networks safe. The Company's technological developments in this area, such as the evolution of our network virtualisation platform (UNICA NEXT), network splitting, and new radio access technologies, take into account Security by Design.

> Physical and operational security

At Telefónica, we make a continuous effort to improve our capabilities for the physical protection of infrastructure and assets. Among the programs we develop, the following stand out:

- The interconnection of control centres to create a resilient network that reinforces the availability of infrastructure for surveillance and protection services.
- The management of travel security for Telefónica personnel, which substantially improves response time and the mechanisms for action in the event of any incident.
- The implementation of consistent digital procedures and tools for global security monitoring.

> Security by Design

Security is considered at the earliest stages in all areas of activity to ensure that it is an **integral part of the entire technology life cycle**. This approach is based on the following aspects:

- The risk analysis and management process.
- Commitment to innovation, including the development of proprietary technologies.
- Raising employee awareness.
- The security requirements demanded of our supply chain.

In this way, the security requirements are a consideration from the design phase of applications and systems, incorporating controls against known bugs, and ensuring that there are no security weaknesses at source. This results in systems and applications that are more resistant to malicious attacks.

> Supply chain security

At Telefónica, we have security requirements for our suppliers and we identify the risks associated with the provision of a service/product. We continue to develop **3PS+**, our security process digitalisation tool in the supply chain. Its main characteristics are as follows:

Supply chain security process


Generating security requirements
Supplier response assessment
Negotiation and contracting
Monitoring
Finalisation
If the results are not positive, it could entail the termination of the contract
Before
During
At the end

- **Prior to contracting**, the application makes it possible to generate the security requirements for new procurement processes. It incorporates the responses given by suppliers, providing objective assessments about compliance levels and access to the mitigation measures proposed by the suppliers.
- **During the provision of the service**, it offers the possibility of monitoring the security requirements. To this end, the system generates alerts based on the start date of the service and the selected monitoring period. This allows the user to record relevant information that may pose a risk to Telefónica's processes.
- **On completing the provision of the service**, it is possible to control how the removal of the supplier is executed and to mitigate or even avoid the most common security risks at service termination: failure to block physical and logical access, failure to check VPNs/ports/systems used for services, etc.

All Telefónica Group employees have access to this tool.

> Business continuity and crisis management

The business continuity function integrates various activities and processes aimed at improving our resilience, and crisis management makes it possible to tackle any serious incident that affects the organisation in an effective manner.

In the event of a crisis, the priorities are:

- **Protect people**, ensuring the well-being of employees and collaborators.
- **Provide the agreed services** to our customers, with the agreed availability and quality.
- **Protect and look after the interests** of our shareholders and institutional investors.
- **Comply with our** regulatory and legal **obligations**.
- **Protect and secure business** from a sustainability point of view.

The business continuity function is included in the Global Security Policy. The details are defined in the Global Business Continuity Regulation and in a range of documentation, both globally and locally, for each business unit.

The Global Crisis Management Plan, which is made up of the Global Crisis Management Project and the Global Business Continuity Project, is part of the Strategic Plan of the Global Security and Intelligence Directorate. For the execution of the crisis management plan, the processes of each of the areas are identified, detecting scenarios that could lead to their interruption; potential treatment plans are considered; the business continuity strategies to be applied are decided; and, if necessary, business continuity plans are generated with the appropriate actions to be taken.

Global Crisis Management Plan

Business continuity	Crisis management	Global Crisis Management Project
Business impact analysis	Crisis management procedure	
Risk analysis	Execution of Continuity and Recovery Plans	Global Business Continuity Project
Continuity strategies		
Continuity/Recovery Plans • *Disaster recovery plan* • Evacuation plan • Zero interruption plan		

Our strategy is evolving by strengthening the following aspects:

- **Strategic vision:** global threats require global action. Having a strategic vision of business continuity enables global decisions to be taken that result in greater resilience.
- **Effectiveness in crisis management:** we have a proven crisis management model, common to the entire Company, both in its definitions and in the execution of its procedures.
- **Coordination and collaboration:** the organisational model guarantees, aligns and promotes the homogeneous development of business continuity in the various business units.
- **Standardisation of measurement:** this allows us to measure, without bias, various indicators that show us the degree of maturity from the business continuity point of view and the level of resilience of the Company. It also provides us with the necessary information to be able to establish medium and long-term objectives.

This is based on international standards such as ISO 22301 for business continuity management and ISO 22320 for emergency management.

Each year, several global and local exercises are conducted to check the business continuity mechanisms, simulate crisis scenarios and identify opportunities for improvement with regard to real incidents.

> Governance model

The **Global Business Continuity Committee,** the highest governance body, defines the global strategy from design, as well as the prioritisation and availability of the necessary resources.

The **local business continuity committees,** the bodies responsible for ensuring business continuity in each business unit, guarantee the implementation of the strategic decisions taken at global level and transfer the needs, achievements and maturity indicators that allow a holistic view of business continuity in the Company.

The committees, whether at global or local level, prioritise and focus the resources where they can generate the greatest impact and value for the Company, based on:

- Strategic services.
- Strategic projects.
- Strategic suppliers.
- Organisational aspects.

Each business unit has its own **Local Business Continuity Office (LBCO)**, and all local offices are aligned and coordinated through the **Global Business Continuity Office (GBCO)**. The GBCO is functionally located in the Global Security and Intelligence Directorate, which is part of the Company's corporate area. It coordinates the LBCOs and transfers the various strategic decisions defined by the Global Business Continuity Committee.

> Global Business Continuity Program

Our **Global Business Continuity Program** is aligned with the standard ISO 22301 and is made up of the following phases:

1. **Planning:** a Statement of Work (SoW) detailing the scope of business continuity and an annual activities plan.

2. **Implementation and operation:** deliverables aimed at establishing and documenting the business continuity mechanisms such as a Business Impact Analysis (BIA) identifying the major processes and services, risk analysis, continuity plans, return to normality plans, etc.

3. **Monitoring and evaluation:** assessment of the effectiveness of the business continuity arrangements in place by testing them in realistic and bounded scenarios. Indicators are available to assess the performance, maturity level and implementation of the overall business continuity project.

4. **Maintenance and improvement:** encompassing lessons learned and opportunities for improvement from business continuity testing and crisis simulation, the execution of the continuous improvement process for business continuity management, training and awareness raising.

The LBCOs are responsible for ensuring and driving the proper implementation of the business continuity management process, which starts with the identification of processes/services. The process is shown in the following image:

Business continuity management system


Proactive phase
Reactive phase
L1
Processes
Identification of each area's processes and activities
L2
Assets
Identification of assets that make it possible to carry out the previously identified processes
L3
BIAs
These make it possible to determine the significance of each process, analysing the changes in impact over time
L4
Risk assessments
Identification of scenarios (threat-asset), in order to calculate the level of risk that the organisation is facing
L5
Risk strategies
Decision making over the strategies associated with each scenario (avoid, reduce, transfer and accept)
L6
Risk management plans
They make it possible to reduce the risk level associated with each established scenario
L7
Business continuity plans
They define the steps, and the person responsible for them, to recover assets and processes In the event of a crisis, enabling a return to business as usual

> Business continuity maturity monitoring

In order to have a homogeneous process for measurement of the correct execution of the management process by the LBCOs, the 'degree of maturity' has been defined.

Business continuity maturity model



0%
10%
50%
75%
100%
Work Plan
Planning
Implementation and Operation
• Impact Analysis (BIAs)
• Risk Analysis
• Continuity Strategies
• Crisis Management Plan
• Business Continuity Plans
• Plans to Return to Business as Usual
Monitoring and Evaluation
• Test Plans
• Test Result Reports
• Monitoring, Analysis and Evaluation Plan
• Monitoring and Analysis Report
Maintenance and Improvement
• Action Plans
• Maintenance Plans
• Continuous Improvement Plans
• Training and Awareness Raising Plans
Planning

Over the past years, we have reached and maintained an 'optimised' maturity level. This means that we have established, tested and gained lessons learned on the defined business continuity mechanisms:

Evolution of the degree of maturity



2018
50%
2019
75%
2020/2022
90%
10%
Telefónica Group maturity level

> Crisis management

The Global Crisis Management Project includes all aspects related to the successful coordination and management by senior management of events that could have a major impact on the Company, and which have to be treated as a crisis.

The structure contains four layers.

1. The first layer defines and classifies the crises, their typology and the general strategy for dealing with them.

2. The second layer defines the roles, responsibilities, means and channels involved in crisis management, as well as the relationship and responsibilities between crisis committees.

3. The third layer groups together the procedures, plans and documentation necessary to manage crises.

4. The fourth layer defines, on a global basis, the architecture of warning systems, secure communication and, in general, the aspects related to digitalisation that support the activities of the different crisis committees.

Layers of Crisis Management



Crisis

- Definition
- Classification (Local, Regional, Global)
- Overall strategy



Crisis Committee

- Chairman
- Members and boards
- Media and channels



Procedures

- Crisis response procedures
- Business continuity drills/plans
- Communication plans



Architecture

- Alert system
- Secure communication system
- Crisis committee support system

The global crisis management project provides additional and complementary mechanisms to business continuity, making it possible to manage incidents with a broad impact on the Company.

Three types of crises are described as part of the model:

- **Local crisis:** confined to one organisation or business unit in one country.
- **Regional crisis:** confined to several countries belonging to the same geographical region.
- **Global crisis:** confined to several companies or business units of the Telefónica Group in more than one country and geographical region.

Depending on the type of crisis, there are active protocols and means of alert, notification, management and coordination, which are known to all those involved in the overall Crisis Management Project.

The main role in this management process is played by the members of the crisis committee, at global or local level. There is a differentiation between permanent members who participate in any activation, ad hoc members who participate depending on the typology of the crisis, and working groups or task forces to support these members.

The **Global Crisis Management Project** enables us to:

- Accelerate the decision-making process.
- Manage any crisis as a unit.
- Centralise the receipt of information.
- Act as a unified tactical and decision-making figure.
- Decide how to act based on the crisis scenario faced, building on the business continuity aspects worked on previously.
- Reliably transmit information about what has happened to customers, authorities, organisations or any other stakeholders.

Finally, it defines the obligation to conduct **tests and drills** on different scenarios potentially harmful to the Company. The drills will be carried out at least once every six months, unless a crisis situation is declared in the same period. This makes it possible to:

- Evaluate reactions to particular circumstances.
- Evaluate the preparation of documentation supporting the crisis management activity.
- Evaluate coordination mechanisms.
- Prepare crisis committee members to act.

The events discussed by the crisis committee are detailed below:

Events discussed by the crisis committee

GLOBAL – MONITORING CRISIS, COVID-19 – January to March 2022	
Description	**COVID-19**
Type of crisis	Health and Safety
Impact	Monitoring of the development and level of impact of COVID-19 on the employees of the Telefónica Group at a global level, as well as the level of impact on the in-person presence of employees at Telefónica facilities and the opening levels of the Company's stores.
Actions	Monitoring of COVID-19 in each country, showing that although there was an increase in cases after Christmas, it was a lot less serious; therefore, in March it was decided not to continue regular monitoring, the situation being kept open to observe developments. The recommendation of wearing masks at Telefónica was upheld until September, thereby avoiding possible increases in infection levels among the workforce. In December, the incident was closed.

GLOBAL – UKRAINE– March to June 2022	
Description	**Conflict between Ukraine and Russia**
Type of crisis	Political-social
Impact	Monitoring of the development and level of impact of the conflict on the Telefónica Group's activities at a global level and its employees, as well as the level of impact on the countries where it operates.
Actions	The crisis committee was activated on 7 March 2022. Monitoring of the conflict, with the aim of analysing different scenarios that could affect the Telefónica Group. The various local crisis committees were involved so as to obtain information about the impact in their countries. In June, the crisis committee was wound up as there were no changes in the impact, while continuing to monitor the situation. In December, the incident was closed.

BRAZIL (LOCAL) March 2022	
Description	**Unavailability of access to VPN**
Type of crisis	Technological
Impact	Affecting approximately 60% of the customer care service level, due to it being impossible for employees and collaborators working remotely to connect and perform that service. The duration of the incident was 1 hour and 15 minutes, and it had no economic impact.
Actions	The committee was activated on 8 March 2022. The VPN IP was gradually restored by the technical teams, with the supplier of the solution service providing support. As part of the work, the configuration and updating parameters of technical components were corrected.

ECUADOR (LOCAL) June 2022

Description	**Public demonstrations**
Type of crisis	Political-social
Impact	Services to customers were not affected, but there were financial losses due to the commercial impact and impact on sales. In some cases, customer services at offices had to be restricted.
Actions	The crisis committee was activated on 20 June 2022. The physical security and monitoring levels at technical sites/stations were reinforced. In addition, where possible, remote working was put in place. The main concerns were the impact on people's safety, the impact on the preventive and corrective maintenance services due to difficulties in accessing the facilities, and the possible shortage of fuel, as well as impact on the power supply due to vandalism. The preventive measures for security and monitoring avoided incidents affecting the health and safety of staff and critical services. On 30 June 2022, the incident was closed. As a result, action plans were prepared, some of which have already been completed while others are under study and/or being executed, which are still being monitored.

CHILE (LOCAL) September 2022

Description	**Data centre power cut**
Type of crisis	Operational continuity
Impact	Due to a power cut on 14 September, there was a failure at a data centre which affected several IT systems and the continuity of the WiFi. Although the most critical IT systems were restored in the first few days, in accordance with the priority set in the Business Continuity Plans, there were systems which exceeded the recovery time objectives (RTO), leading to the activation of the crisis committee.
Actions	The crisis committee was activated on 23 September 2022. This committee supported the technology team, which dealt with restoring the applications and systems. On 27 September 2022, the incident was deemed closed and, from that point, the action relating to the completion phases was carried out (analysis of root cause, etc.).

BRAZIL (LOCAL) September 2022

Description	**Failure in authentication and integration of users**
Type of crisis	Technological
Impact	Impact on the customer care service, field and stores (B2B and B2C) due to login failure for several applications. Duration of approximately 1 hour, without an economic impact.
Actions	The committee was activated on 28 September. The operations restored the platforms, simultaneously validating the systems involved.

BRAZIL (LOCAL) December 2022

Description	**Failure in the national mobile network**
Type of crisis	Technological
Impact	Intermittent unavailability of fixed, mobile and TV network services at a national level, with different impact scenarios according to region due to the deconfiguration of 400 Nokia routers. Approximate duration 1 hour 15 minutes, with an approximate economic impact of €3,700.
Actions	The committee was activated on 1 December. The incident was addressed immediately by the operation and support teams to evaluate the causes. The back-up copy of the configuration was restored and they proceeded to complete manual activation. After executing the procedure, the teams managed to perform mass activation of the routers through the Nokia platform and service was restored.

PERU (LOCAL) December 2022	
Description	**Political instability and public demonstrations**
Type of crisis	Political-social
Impact	Services to customers were not impacted. However, owing to the demonstrations, there was damage to premises.
Actions	The crisis committee was activated on 8 December 2022. Periodic sessions were held, adopting security measures to protect staff and reinforce technical sites. Access to critical technical sites was restricted and, in the regions outside Lima, teleworking was put in place for staff. It coordinated actions with government authorities to ensure continuity of the services. In addition, all travellers were recommended to leave the country due to the risk to their safety. Those who wished to visit the country were warned about the risk to their safety and required to undergo a consultation process to authorise their trip.

2.19.3.7. Progress in 2022

Throughout 2022, we continued to adjust our security measures linked to **remote access and teleworking**.

We continued to promote Local Business Continuity Offices in recently-created companies of the Group, as well as the participation of the Global Business Continuity Office in cross-cutting projects at a corporate level.

The management of global and local crises, after satisfactorily activating the management process and the available resources, made it possible to maintain the service levels agreed with customers at all times and adapt the network capacity to changes in demand.

During 2022, the improvement, support for, and broadening of, the supply chain security initiative continued. We consolidated and evolved the **3PS+** tool, which makes it possible to digitalise the entire security risk management process in our purchasing.

2.19.4. Cross-cutting privacy and security issues

2.19.4.1. Internal Control

In order to address and comply with the legal provisions of the countries related to local **data protection and privacy** laws and regulations, within the 2022 Annual Plan, a total of 748 specific audit days were used to verify compliance, as well as the identification of best practices in data protection issues.

The most significant aspect for European operators, which are affected by the new data protection legislation (GDPR), was to review the implementation of the documentation in Privateca of the data processing corresponding to year 2 of the GDPR audit cycle, as well as the successful execution of the controls on the reviewed processing and, within the governance model, the implementation of the data deletion procedure. In the rest of the countries affected by local data protection laws, the most important aspects reviewed were verification of the application of security measures in the processing of personal data, verification that the integrity and quality of the information is assured, and verification that the consent of users has been obtained for the processing of their personal data.

The Annual Plan has also promoted **auditing work related to cybersecurity and security in networks and systems,** with the aim of validating mainly the security of remote access to the infrastructure and its security configuration (bastioning), as well as the resistance of the technological perimeter to incidents due to the exploitation of vulnerabilities. Another objective, related to the infrastructure configuration, is to review the stored information to ensure that it is sufficiently secure in terms of access permissions and profiles to prevent tampering or unauthorised deletion. In 2022, a total of 5,088 specific audit days were used to verify the control environment as regards cybersecurity and the security in networks and systems.

2.19.4.2. Training and awareness-raising

We ran awareness-raising and training campaigns for employees on the subject of privacy and security, as well as for relevant third parties (sub-contractors, service providers and similar).



For further information, see chapter 2.20. Responsible supply chain management.nagement.

With regard to employee training, in 2022, 126,948 participants completed their training on privacy, data protection, security and cybersecurity. These courses amounted to a total of 119,639 training hours provided.

In addition, we reinforced communication and awareness-raising programs in this area through different channels and techniques to ensure that the messages reached all the levels and locations of the Company:

- Phishing campaigns applied to all the employees of the Group, to raise awareness and educate them about cybersecurity risks.
- Annual surveys to measure knowledge levels concerning security and privacy.
- Knowledge pills on security, targeting the entire workforce, containing short messages to raise awareness about specific aspects.
- Gamification techniques, which include the elements and dynamics that are typical of games and leisure, in order to foster motivation and reinforce behaviour in information security and Company asset protection practices.

2.19.4.3. Stakeholder relations

Telefónica actively participates in various international organisations and forums, most of which are multi-stakeholder bodies. In 2022, the following were noteworthy:

Internet Governance Forum in Spain

In 2022, we participated in the organisation of the Spanish edition of the Internet Governance Forum (IGF). This year, with the theme "Technology and people, more connected than ever", we actively contributed to the debates on such different issues as: challenges and opportunities of the metaverse, digital sovereignty and Internet fragmentation, and the contribution of Over-The-Top (OTT) services to the financing of European telecommunications infrastructures.

Council of Europe

We have been a member of the partnership between digital companies, operators, industry organisations and the Council of Europe since its inception in 2017, so as to cooperate on the development of recommendations and proposals related to technology and human rights in democracy and the rule of law.

Over 2022-2023, Telefónica has been participating in the Committee on Artificial Intelligence (CAI) in the work to prepare the Convention on Artificial Intelligence, which is intended to become the legal framework of reference on a global scale to tackle the challenges posed by AI with regard to human rights, democracy and the rule of law.

Cybersecurity Tech Accord

Telefónica is a founding member of this private sector initiative. It is a joint effort of more than 160 companies from around the world whose main objective is to protect internet users against the growing evolution of cyber-threats. Consumer awareness and "cyber-hygiene" are two of the tasks on which the organisation focuses its efforts. The Tech Accord is unique in its aim to accelerate the implementation and improvement of cybersecurity globally, through the participation of businesses, governments and individuals.

The Cybersecurity Tech Accord was one of the first to support the Paris Call for Trust and Security in the Cyberspace, a forum created in 2018. In 2022, Telefónica continued our active participation in coordination between companies and governments, with the goal of enhancing security in an increasingly-connected environment. Noteworthy aspects of Telefónica's contribution include the dissemination of a Zero-Trust culture and progress as regards security in the supply chain, and in promoting participation by women in the area of cybersecurity.

Organization for Economic Co-operation and Development (OECD)

We are a member of Business at OECD and Vice-Chair of its Committee on Digital Economy Policy.

In 2022, the Ministerial meeting of the Committee on Digital Economy Policy was held, in which a statement was approved whereby the OECD includes, in its work, consideration of people's rights in the digital world, following the Spanish proposal of a charter of digital rights. Telefónica was an active participant in the preparatory workshops and made a substantial contribution to the debates relating to the digital rights of people. We also participated in other OECD programs such as the Declaration on Government Access to Personal Data Held by Private Sector Entities, one of the most significant agreements of this Ministerial meeting. We continued to participate in the Working Party on Artificial Intelligence Governance (AIGO), as well as initiatives associated with digital technologies and anti-corruption measures.

International Telecommunication Union (ITU)

In 2022, we took part in the ITU Plenipotentiary Conference and its World Telecommunication Standardization Assembly, both of which are held every four years, where countries come to agreement, among other things, on which security aspects are the responsibility of telecommunications operators. Cooperation between agents, coordination and adoption of risk-based measures is essential in order to improve cybersecurity at a global level.

Centre for Information Policy Leadership (CIPL)

We are part of the CIPL organisation, an international think tank based in Washington D.C., Brussels and London that works with industry leaders, regulators and policymakers to develop global solutions and best practices in the field of privacy and responsible use of data in the new digital environment.

Global System for Mobile Communications Association (GSMA)
We participate in the GSMA (the global organisation representing mobile operators and organisations) not only in the special groups and topics of the Fraud and Security Group (FASG), but also its other working groups. José María Álvarez Pallete is currently the Chairman of the GSMA and will hold the position for two years as of 1 January 2023.

ENISA Ad-Hoc Working Groups
We participate in the working groups that ENISA, the European Union Agency for Cybersecurity, has created with different European operators and manufacturers, with the aim of defining a 5G security certification scheme which will be mandatory for all European Union countries.

2.19.4.4. Main indicators

GRI 418-1

Summary of key indicators on privacy and security

	2021	2022
Number of attendees on training courses in data protection and cybersecurity[2]	67,880	126,948
Number of hours of training in data protection and cybersecurity	81,460	119,639
Number of open procedures due to data protection issues	68	49
Number of fines for data protection issues	24	18
Sum of fines (euros) due to data protection issues	436,714	318,059
Number of confirmed fines due to data protection issues as a result of a security breach or incident (physical or cybersecurity) affecting personal data of customers, employees or others	0	0
Number of queries/complaints on data protection/privacy issues in the Responsible Business Channel	9	30
Number of queries/complaints on freedom of expression issues through the Responsible Business Channel	2	0
Number of days devoted to data protection and cybersecurity by Internal Audit	5,822	5,836
Total number of relevant information security/cybersecurity incidents classified as serious	3	2
Number of high-impact information security or cybersecurity incidents/breaches that affected customers' personal data	1	2
Number of customers affected by data breaches[3]	157,217	1,407,257
Percentage of clients whose information is used for secondary purposes[4]	-	69 %

MILESTONES

- → **In 2022, for the third consecutive year, we were first in the sector in Ranking Digital Rights (RDR).**
- → **We consolidated and evolved the 3PS+ tool, which makes it possible to digitalise the entire security risk management process in our purchasing, with the goal of reaching at least 95% by 2025.**
- → **We have extended our training and awareness programmes in privacy and security for our employees and relevant third parties.**

[2] .An employee may have taken more than one privacy and/or security course.

[3] In 2022, 2 incidents affecting personal data were identified. The first incident affected 1.4 million customers' WiFi connectivity data in Spain. The incident was reported to each customer affected. Additionally, the continuous improvement in Telefónica's cyberintelligence tools enabled the detection of a publication containing basic data from 2016 pertaining to customers in Hispam which was eliminated. As the published data were of a basic nature they were deemed as being inconsequential from a regulatory standpoint. Furthermore, no potential impacts on the rights and freedoms of the persons affected have been detected. However, in the interests of transparency, Telefónica has decided to voluntarily report this incident.

[4] This percentage has been calculated based on the total number of Telefónica customers likely to receive commercial communications.This indicator has been calculated in line with the TC-TL220a.2 standard of the Sustainability Accounting Standards Board (SASB) and reflects the proportion of customers who, in accordance with legislation, do not object to the use of their information for uses such as commercial communication of the company's products and services. In particular, this indicator does not presuppose the use of customer information by third parties. Telefónica only processes personal data for secondary purposes in those cases permitted by current legislation or with the consent of customers. Telefónica also provides information on the processing of its customers' data in the Privacy Policy of each of its operations. In any case, the reported figure (69%) demonstrates that the tools we make available to our customers are useful to them and that customers are exercising their rights effectively.

2.20. Responsible supply chain management

GRI 2-6, 2-20

KEY POINTS


We require 100% of our suppliers to operate with stringent sustainability standards similar to our own.


We engage with our key suppliers on specific topics (Scope 3 emissions, occupational health and safety standards, zero child labour, etc.) in order to join forces to achieve our targets.


We collaborate with other telcos in industry initiatives to enhance our positive impact on the sustainable transformation of the ICT supply chain as a whole.

2.20.1. Vision

Telefónica has set **ambitious sustainability targets**, be it in relation to reducing CO_2 emissions, promoting decent working conditions or designing sustainable digital solutions. In order to meet them, **we cooperate closely with our suppliers** on these issues. That is why we see them as **partners** in our common journey towards a **more sustainable economy**.

We have developed robust policies and processes with a dual purpose in order to build trusting relationships with our suppliers. First, to **jointly identify potential sustainability risks** common to our supply chain in order to address them effectively. Secondly, to **collaborate proactively on key issues** (e.g. CO_2 emissions) to turn the ICT supply chain into a driver for sustainability. This dual approach guarantees our customers **products and services** which not only have a **positive impact** on society and the planet, but have also been **developed in a responsible manner**.

2.20.2. Governance

GRI 3-3, 2-12

The sustainable management of our supply chain is part of the **Responsible Business Plan**, which is led by the Board of Directors. The **Sustainability and Quality Committee of the Board of Directors** supervises its implementation and monitors its goals.

2.20.3. Policies

GRI 3-3

Our key policies and standards related to responsible supply chain management are:

- Supply Chain Sustainability Policy.
- General conditions for the supply of goods and services.
- Low Carbon Procurement Instruction.
- Human Rights Policy.
- Global Privacy Policy.
- Global Security Policy.
- Occupational Health, Safety and Well-being Regulation.
- Global Environmental Policy.

2.20.4. Risks and opportunities

The **main sustainability risks** in our supply chain relate to **working conditions, environmental impacts and data privacy and security**. Failure to adequately address these risks may result in adverse impacts, not only for society and the planet, but also in terms of business disruption along our supply chain. In other words, sustainable supply chains allow for better identification of risks and higher avoidance of business disruptions resulting from pandemics, natural disasters and other geopolitical events.


For further information, see chapter 1.4. Materiality.

Our approach is to **turn these risks into opportunities** by **working closely** with our suppliers. In doing so, we can create **efficiencies** and, for example, reduce material, energy and transport costs. We can also increase labour productivity by ensuring decent working conditions in our supply chain. Lastly, we can **innovate together** in the face of changing markets and meet the growing demand for sustainable solutions in the transition to a more sustainable economy.

2.20.5. Action plan and commitments

Telefónica's purchasing strategy is mainly based on:

- **Global management** by Telefónica Global Services, an organisation made up of a team of buyers specialised by product/service category. This team leads the negotiations of products and services that require more technical knowledge and are more critical for the business, with in-depth knowledge of the market and a focus on capturing synergies.

  Coordination with the operators is coordinated through the local procurement teams in each country, making it possible to anticipate demand and supervise the execution of contracts and supplier performance.

- **Internal efficiency** through the optimisation of procurement processes and systems, by symplifying process initiatives and developing support systems.

This is complemented by a **commitment to innovation and sustainability,** present throughout the entire process of our relationship with our suppliers and developed through our sustainable management model. This is all based on generating a positive impact, favouring economic and social development based on digitalisation.

As part of our management model, we pay special attention to issues associated with the supply chain which have a **high social and environmental impact** and are **significant** for **both the sector** and the **Company's strategy.** In particular the following:

Our commitments according to the key sustainability aspects in our supply chain

Aspect	Our commitments	You can find more information on how we manage this in:
Abolition of child/forced labour	To contribute to the abolition of forced labour through specific projects focused on the protection of children's human rights (e.g. on-site audits of high-risk suppliers).	**2.15**. Human Rights **2.20.5.1.** Risk management, **2.20.6.1.** Risk management in 2022 **2.20.6.2.** Engagement in 2022
Working conditions	To promote decent working conditions among our suppliers, especially for those suppliers of labour-intensive services (contractors and subcontractors).	**2.20.5.1.** Risk management, **2.20.6.1.** Risk management in 2022 **2.20.6.2.** Engagement in 2022
Occupational health and safety	To promote best practices in health and safety among our suppliers, with the common aim of achieving zero accidents.	**2.20.6.1.** Risk management in 2022 **2.20.6.2.** Engagement in 2022
Conflict minerals	To strengthen control over the use of 3TG minerals (tin, tantalum, tungsten and gold) throughout our value chain.	**2.20.6.2.** Engagement in 2022
Waste management	To work hand in hand with our suppliers to digitalise our waste management in order to improve traceability and seize the opportunities. presented by the circular economy.	**2.3.** Circular economy
CO_2 emissions - Scope 3	To improve emissions management in our supply chain and increase engagement with our suppliers both globally and locally.	**2.2.** Energy and climate change **2.20.6.2.** Engagement in 2022
Data privacy and security	To work with our suppliers, with a particular focus on those who have access to customer data, to ensure compliance with applicable regulations and security requirements.	**2.19**. Privacy and security

In doing so, we continue to rely on a Company-wide **common procurement model**. This model is **aligned** with our **Responsible Business Principles** and is based on transparency, equal opportunities and non-discrimination, objective decision making and sustainable management of our supply chain.

Our suppliers have all the information available on our Supplier Portal.

In accordance with international standards such as ISO 20400 and the OECD Due Diligence Guidance for Responsible Business Conduct, we base our sustainable management model on risk mitigation and trusting relationships with our suppliers.

Our approach

Sustainable supply chain management


RISK MANAGEMENT
STEP 1
All suppliers must accept our minimum standards.
STEP 2
Identification of high-risk suppliers.
STEP 3
Evaluation of the performance of our high-risk suppliers.
STEP 4
Audits (administrative or on-site) of high-risk suppliers.

ENGAGEMENT

Every stage of our sustainable management model is complemented by training and engagement with our suppliers. This enables us to raise awareness and develop capabilities to improve the sustainability of the supply chain.

Our approach is based on two pillars:

- Risk management
- Engagement with suppliers

We protect children's rights in the supply chain. Zero tolerance of child labour is a mandatory requirement for our suppliers.

2.20.5.1. Risk management

GRI 308-2, 407-1, 408-1, 409-1

> Step 1. Minimum standards required

We require 100% of our suppliers to conduct their business activities in accordance to ethical standards similar to ours. Thus, ensuring respect for core human rights and labour rights, as well as the protection of the environment.

Therefore, **all Telefónica suppliers must accept** the following upon registering and/or renewing in our Procurement platform:

- Supply Chain Sustainability Policy, where we set out the minimum criteria for responsible business that our suppliers must comply with.
- Anti-corruption Policy (certified).

Prior acceptance of these minimum conditions means that successful suppliers are assessed in relation to the social and environmental impacts set out in our regulations.

SUMMARY OF OUR MINIMUM RESPONSIBLE BUSINESS CRITERIA

- Zero corruption and conflicts of interest.
- Respect for human rights.
- Zero child labour.
- Fair treatment of employees.
- Freedom of association.
- Zero tolerance of forced labour.
- Diversity, gender equality and non-discrimination.
- Zero tolerance for violence and harassment at work.
- Health and safety.
- Minimum environmental impact.
- Waste management.
- Reduction of single-use plastics.
- Management and reduction of hazardous substances.
- Fewer emissions.
- Eco-efficiency.
- Responsible sourcing of minerals.
- Privacy, confidentiality of information, freedom of expression and artificial intelligence.
- Management of the supply chain.

> Step 2. Identification of high-risk suppliers

We focus on our main suppliers according to their level of risk and impact on our business, given the volume of purchases awarded.

To do so, we carry out the following process to analyse the overall sustainability risk of our individual suppliers, according to our **risk analysis** methodology:

First criterion: an initial assessment of the possible risk level given the products/services supplied to us and based on the following specific sustainability aspects in our supply chain, as set out in our **Minimum Responsible Business Criteria**: working conditions, health and safety, environmental, human rights (child/forced labour), conflict minerals, privacy and data protection, and customer responsibility.

Second criterion: an analysis of the potential risk is then carried out taking into account the **origin of the service or product** (and its components). In this analysis, we have also incorporated the impact of potential risks associated with the pandemic by country of origin.

Third criterion: finally, we assess the potential **reputational impact on Telefónica,** should the risks analysed materialise**.**

This three-step analysis allows us to identify potential high-risk suppliers in our supplier base from a sustainability perspective.

> Step 3. Performance assessment of our high-risk suppliers

We monitor the possible risks associated with our potential high-risk suppliers identified in the initial analysis. Our buyers in different countries can view the results directly on the purchasing platform:

External assessment platform

We conduct an external 360° **assessment** of our main high-risk suppliers based on 15 **sustainability criteria** that cover ethical, social, environmental and supply chain management aspects.

Performance-based actions

Performance Sustainability	Action
ADVANCED	• Collaborate with the supplier to identify possible improvements or sharing of best practices.
PARTIAL	• Request a commitment from the supplier to implement an improvement plan in the coming year, with the aim of improving its level of performance.
INSUFFICIENT	• Preventive blocking of the supplier in the purchasing system. • Report and agree an improvement plan with supplier.

Dow Jones Risk & Compliance Service

We cross-check our supplier database with Factiva, a database developed by Dow Jones Risk & Compliance. This comparison takes place on a regular basis from the time the supplier is registered. This tool allows us to **identify possible risks related to ethical behaviour and corruption**, thereby reinforcing processes already in place for compliance with our Anti-Corruption Policy.

We identify the potential ethical and corruption risks of 100% of our suppliers when they register on our procurement platform.



If a supplier does not reach the **required level in the external assessment platform** or is unable to provide the information requested, we require their **commitment to implementing improvement plans** to ensure compliance with our standards. If **the comparison with Dow Jones Risk & Compliance** results in **adverse information** about the supplier, an **analysis of this information is carried out** to assess this adverse information and **its significance** in relation to the specific contract.

In extreme cases, when this is not feasible, all further business with the supplier is **suspended** until they prove they have rectified the situation and/or corresponding actions have been taken to mitigate the identified risks, as stated in the terms and conditions signed by both parties.

> Step 4. Audits of high-risk suppliers

The performance assessments are complemented by our **annual audit plan** to verify **compliance with the critical aspects identified** according to (i) type of supplier, (ii) service and product provided, and (iii) the risks of each region or country. These audits are mainly carried out through the internal Allies Programme (for service suppliers) and the sectoral Joint Alliance for CSR (JAC)[1] initiative (for product manufacturers).

The audits include improvement plans agreed with 100% of the suppliers that do not comply with any of the aspects that may have a negative social or environmental impact.

[1] Joint Audit Cooperation has been transformed into a legal entity under the legal form of an international non-profit association under the new name "Joint Alliance for CSR" (JAC).

2.20.5.2. Engagement with suppliers

We strive to understand the importance of **material issues** for our suppliers, as well as their perception of Telefónica's performance in this regard.



For further information, see chapter 1.4. Materiality.

Telefónica is firmly committed to an **open and collaborative relationship** with its suppliers. Our commitment to them is based on establishing relations that enable us to have a joint positive impact on our surroundings through close collaboration and the sharing of good practices, fostered through different initiatives and meetings with our suppliers.

One example is the management of our third-party and collaborating companies through the **Allies Programme**. The way we engage with these companies has allowed us to foster a culture of sustainability, raising awareness among suppliers about compliance with our standards, while we jointly establish mechanisms for early detection and prevention of possible risks in our contractors and subcontractors (most of them in direct contact with our customers).

Another example of this is our participation in the **Joint Alliance for CSR (JAC) industry initiative**, together with 26 other telecommunications operators. Through this initiative, we join forces to verify, assess and develop the implementation of sustainability standards in factories of mutual suppliers, mainly in at-risk areas such as Asia, Latin America and Eastern Europe. To this end, we carry out on-site audits of direct suppliers, tier 2, 3, etcetera, implement improvement plans to rectify non-conformities and form specific working groups (climate change, human rights and circular economy) to implement best practices in our supply chains.

Targets

- 100% of high-risk suppliers assessed on sustainability aspects in the external assessment platform by the end of 2024.
- Promote audits of Tier 2, 3, etc. suppliers in the ICT supply chain through cooperation with direct suppliers as part of the JAC sector initiative.
- Promote the participation of SMEs in specific procurement processes in order to strengthen our positive impact on local economies.
- Improve due diligence processes carried out by our suppliers, through proactive engagement, to ensure traceability of minerals and mitigate risks of human rights violations linked to components or products they sell to us.
- Reduce CO_2 emissions in our value chain (Scope 3) by 56% by 2030 compared to 2016, and achieve net-zero emissions by 2040.


Impact of our business on society
Volume of purchases awarded %/Total
€21,863M[1]
awarded to:
8,526 suppliers
83% of purchases awarded to local suppliers
28%
MOBILITY
25%
NETWORK
19%
SERVICES AND WORKS
15%
B2B /B2C
9%
IT
4%
ADVERTISING AND MARKETING

(1) Agreements negotiated in Procurement with impact in 2022.

2.20.6. Progress in 2022

GRI 3-3

As explained above, our approach is based on two complementary pillars, namely risk management and supplier engagement.

2.20.6.1. Risk management in 2022

GRI 3-3, 308-1, 403-7, 407-1, 408-1, 409-1, 414-1, 414-2

In 2022, **100% of our suppliers accepted the minimum standards** set out in our Supply Chain Sustainability Policy **(step 1)**.

Based on our **global risk analysis** of suppliers awarded contracts in 2022, we identified **768 suppliers** that provide us with products or services which were classified as **potentially high risk** from a **sustainability perspective**. In 2022, we maintained our analysis methodology in order to focus on those suppliers with a significant impact on the business as well as the Company's strategy **(step 2)**.

Of the suppliers identified, **72%** have been externally **assessed on sustainability aspects** through an external platform, namely EcoVadis or IntegrityNext (including those that are in progress, pending analysis of the information provided).

Over the past year, taking into account the new requirements included in the **proposed EU Directive on Corporate Sustainability Due Diligence**, we started to improve the tools we have been using to work with our suppliers on sustainability. This improvement will progressively allow us to **incorporate all our suppliers into our process for external assessment of sustainability aspects**. It will also enable us to select **the aspects to be included in each assessment according to the potential level of risk to Telefónica** identified in our overall risk analysis.

According to the information available in the procurement system at the end of this reporting period, **6 suppliers** were **blocked** in our database **due to integrity/ sanctions, sustainability risks or non-compliance**. These were 100% of the suppliers with identified risks, either relating to integrity/sanctions or sustainability issues (social or environmental reasons), which had not yet remedied the situation or shown a commitment to implement improvement plans to ensure compliance with our standards (step 3).

In addition, we complement the risk management of our suppliers with audits that allow us to verify their level of compliance with the various sustainability aspects that we require of them, including respect for human rights.

In 2022, we conducted **18,578 administrative** or on-site audits. Given the results obtained in these audits, at the end of the year we had **879 suppliers with improvement plans** (10% of those awarded contracts) **(step 4)**.

See breakdown of audits by theme in the table below.

Details of the Annual Audit Plan

Type of supplier	Region/ country	Ongoing audits and improvement plans	Audited risk aspects: Ethics	Labour	Health and Safety	Supply chain management	Human rights(child /forced labour)	Conflict minerals	Environmental	Security, privacy and PbD
ALLIES PROGRAMME Labour-intensive collaborator companies.	Spain and six countries in Latin America[2]	LOCAL • 8,479 administrative audits. • 9,090 on-site audits. • 268 suppliers with improvement plans.		√	√		√			
	Germany, Spain and six countries in Latin America[3]	CORPORATE • 68 on-site audits. • 66 suppliers with improvement plans.	√	√	√	√	√		√	√
JAC INITIATIVE Manufacturing centres in the ICT sector.	54% in China and the rest in 12 countries[4]	• 59 on-site audits: 62% on TIER 2 or 3 suppliers. • 24 suppliers with improvement plans.	√	√	√	√	√	√	√	
OTHER LOCAL AUDITS Due to risks associated with the product or service.	Brazil, Colombia, Mexico and Peru	• 135 administrative audits. • 124 suppliers with improvement plans.							√	
	Brazil and Colombia	• 8 on-site audits. • 1 supplier with improvement plans.								
	Brazil, Chile, Ecuador and Germany	• 271 on-site audits. • 106 suppliers with improvement plans.			√					
	Brazil, Colombia, Ecuador and Germany	• 450 on-site audits. • 283 suppliers with improvement plans.								√
	Chile and Peru	• 18 on-site audits. • 7 suppliers with improvement plans.		√						
								Social	**Environment**	
Total audits per aspect								**17,985**	**270**	
Suppliers with improvement plans								**471**	**215**	

The decision on how to conduct on-site audits has always been subject to compliance with local mobility restrictions for COVID-19 and to ensuring at all times the health of the people involved in the process.

> Details of JAC audits (product manufacturers)

In total, 549 corrective action plans were carried out as a result of the 98 audits carried out by the JAC sector initiative in 2022 (59 of the audits were at Telefónica suppliers). The following graph shows the breakdown of these plans by topic:

Corrective action plans in 2022



TOTAL
549
4%
3%
2%
1%
1%
7%
12%
43%
13%
14%
Discrimination
Child labour and juvenile workers
Forced labour
Freedom of association
Disciplinary practices
Health and safety
Working hours
Environment
Business ethics
Wages and compensation

[2] Argentina, Brazil, Chile, Colombia, Mexico and Venezuela.
[3] Argentina, Brazil, Colombia, Ecuador, Mexico and Peru.
[4] Brazil, Mexico, Italy, Poland, Romania, Tunisia, Nigeria, Bangladesh, Taiwan, India, Vietnam and the United States

The following table provides additional information on the four audited aspects with the most corrective action plans raised in this audit campaign:

Aspect	Non-compliance	Corrective action	Status at the end 2022
Health and Safety	Some emergency exits not properly functioning/installed.	Emergency exits can now be passed appropriately (e.g. doorways open outwards, that is, away from the room).	Closed
	No proper personal protective equipment used where required to control safety hazards and worker exposure.	Training provided for workers on proper use of personal protective equipment, supervision mechanism installed so that workers use it where required.	Closed
Work schedule	The working-hour management and control system is not effective.	Establish systems to record, manage and monitor working hours, including overtime, with reliable and detailed records of workers' working hours.	Closed
	Workers' overtime hours exceeded local legal requirements and their weekly working hours exceeded 60 hours.	Development of a reasonable production plan, increasing productivity using positive measures (such as bonuses), reducing overtime to no more than three hours per day and training employees on the health and safety hazards posed by excessive overtime.	Closed
Environment	No identification of opportunities/ measures to reduce greenhouse gas emissions; no setting of corresponding reduction targets.	Development of energy savings plan with concrete measures and emissions targets.	Closed
	The factory does not have a process in place to involve its suppliers in reducing greenhouse gas emissions in their operations.	Development of processes to oblige its suppliers to reduce greenhouse gas emissions in their operations.	Closed
Wages and remuneration	Workers' wages are not regularly reviewed to ensure that a living wage is paid.	Completion of regular surveys/ reviews with workers to guarantee living wages.	Closed
	Insufficient social security provided to workers.	Social security now provided to all workers.	Closed

> Details of corporate audits within the Allies Programme (labour-intensive services)

We closely monitor that service providers comply with our standards, including contractors. In 2022, we incorporated Germany into our audit process, promoted to the corporate level within the Allies Programme. In this way, the audit process covered each of our main markets: Brazil, Spain and Germany, and five countries in Hispanoamerica (Argentina, Colombia, Ecuador, Mexico and Peru).

Throughout 2022, **we audited 68 labour-intensive suppliers**. As in previous years, a high level of compliance was achieved, standing at over 87% in the five areas audited (Responsible Business Principles, human resources, health and safety, environment, and security and data protection). These results reflect the good performance of our partners, thanks to the work they continue to do each year.

If we take into account the average number of risks per issue identified in each of the countries, the **health and safety** section was the one with the highest number, with the risks concentrated around aspects of industrial hygiene and safety, verification and planning.

Regarding the **human resources** section, the most common risks were detected mainly in compliance with the required percentage of staff with disabilities and the lack of programmes for work climate measurement, guarantees and/or insurance taken out for labour claims, in addition to a lack of staff performance evaluation programmes. In **environmental** processes, the most common risks were related to the environmental management system (failure to identify and/or assess all applicable environmental requirements) and waste management. With regard to the section on **security and data protection**, the most common risks related to the lack of procedures establishing the criteria for action in the event of security breaches and the lack of employee training on data protection or information confidentiality.

Taking into account the potential social or environmental[5] impacts of the risks identified, the most significant issues were as follows:

- The most significant social impacts are mainly related to industrial hygiene and safety, emergency control and accident assessment and control management.
- The environmental impacts are in the noise section.

> Tier 2, 3 supplier management

Our supply chain management goes beyond our direct suppliers.

As part of the **JAC initiative**, we place particular emphasis on carrying out audits of manufacturers that supply components and/or equipment to our suppliers. In 2022, **61% of the audits were conducted at Tier 2 or 3 suppliers.**

In addition, **in Spain**, we continue to develop our **Comprehensive Prevention and Sustainability Project**. Through this initiative, we aim to assess and recognise the performance in prevention and sustainability, with a special focus on aspects related to **occupational risk prevention**, of the main sub-contractors that collaborate with our contractors in the deployment and maintenance of our network. In 2022, we brought 11 new sub-contractors into the project, bringing the total to **106 Tier 2 suppliers and having an impact on 2,216 employees**. The **results of the assessments carried out** during the first phase of the project allowed us to **identify the need for improvements in two processes**: (i) communication of the specific prevention measures that sub-contractors' employees must comply with, and (ii) creation of a channel for communicating any incidents detected regarding occupational risk prevention. To this end, **we have begun to work with our contractors** to identify the current status of each of these processes and **to establish the necessary improvement plans in each case** to ensure their proper development in the day-to-day relationship between the contractor and their respective sub-contractors.

2.20.6.2. Engagement in 2022

GRI 204-1

For yet another year, we promoted new capabilities among our suppliers to improve their performance on key sustainability-related issues.

> Supply chain emissions

We work on emissions management in the supply chain. Globally, we have two collaborative programmes on climate change to which we invite our most significant suppliers in terms of emissions:

- Firstly, we continued our **Supplier Engagement Programme** to understand the maturity level of each supplier's corporate-level climate strategies and help them set more ambitious emissions reduction targets. For this purpose, we invited the most significant suppliers in terms of emissions to the CDP Supply Chain Programme. In total, 218 suppliers participated, representing 97% of the emissions from our supply chain.
- In addition, we are working on a new **Carbon Reduction Programme,** together with our strategic suppliers, on the analysis and reduction of emissions at the product level.

In addition, we encouraged decarbonisation among our SMEs and invited them to join the **SME Climate Hub,** where they can sign the SME Climate Commitment (through the Hub) and have access to the tools made available to help them achieve their climate goals.

We continued to participate in initiatives such as **1.5°C Supply Chain Leaders** to reduce CO_2 emissions from small and medium-sized suppliers in the **SME Climate Hub** and in the **climate change working group of the JAC initiative.**



For further information, see chapter 2.2. Energy and climate change.

[5] Critical non-conformities identified during audits in each area are considered significant impacts, either social or environmental.

Telefónica has implemented a new climate requirement within its procurement process, asking its key suppliers for a decarbonisation plan aligned with SBTi.

> Labour conditions

Under the JAC initiative, we collected **direct feedback** from **20,634 employees** at 15 supplier factories through an **anonymous survey** conducted on their own mobile phones. In this way, we assessed aspects related to working conditions, especially with regard to issues concerning the number of hours worked, rest periods, harassment, discrimination, treatment and relationship with their direct manager, overtime, the handling of chemical materials, etc.

In the new **Living Wage Working Group within the JAC initiative**, we are working to ensure a living wage in the ICT supply chain. Through the JAC protocol, which we apply to all audits conducted under the initiative, we ensure that suppliers pay a **fair and reasonable wage** to employees that is high enough to maintain a **decent standard of living**.

> Human rights

We are part of the **human rights working group created in 2021 within the JAC initiative** to promote respect for human rights throughout our **value chain**. Together we analyse new regulations and trends that may have an impact on our suppliers, and implement initiatives to counteract potential risks in the ICT supply chain.



Supplier Development Programme

We regard our suppliers as partners and help them to meet our high sustainability standards. As a sign of this commitment, since 2019 we have been part of the Supplier Development Programme promoted by JAC and involving other telecommunications operators, a training programme for key suppliers that goes beyond an audit.

The aim is to provide support to the supplier for two years in order to enhance its sustainability performance.

By participating in this programme, suppliers have been able, for example, to reduce worker turnover and workplace accidents in factories, as well as improve employee satisfaction and productivity rates.



For further information, see chapter 2.15. Human rights.

> Responsible sourcing of minerals

Although we do not have direct business relationships with smelters or refiners, we work actively to tighten controls on the use of these minerals across our value chain.

1.Policy and clauses

Our Minerals Policy is set out in our Supply Chain Sustainability Policy and is based on the OECD Due Diligence Guidance regarding minerals. All our suppliers have to accept this Policy and therefore commit to responsible sourcing of minerals.

In addition, any supplier that submits an offer to us must meet **minimum sustainability** requirements in the supply chain. These are **set out in the Telefónica Group's General Conditions for the Supply of Goods and Services**. They include a contractual minerals clause whereby we require our suppliers to carry out effective due diligence processes to ensure traceability of 3TG minerals and mitigation of associated risks (such as human rights violations).

2. Identification and management of high-risk suppliers

1. We identify mineral risk suppliers according to our risk analysis methodology.

2. We assess performance based on the CMRTs (Conflict Minerals Reporting Templates) that we request from these suppliers.

3. We engage with those suppliers whose due diligence needs to be improved.

4. We verify compliance of some key suppliers through on-site audits under the JAC sector initiative.

3. Commitment initiatives

We support, and participate in, major international and sector initiatives to reduce this type of risk, such as:

a. The **Responsible Minerals Initiative** (RMI): our activities regarding smelters and refiners are supported by industry initiatives such as the RMI, in which audits are performed, best practices shared, and stakeholder dialogue promoted.

b. The **Public-Private Alliance for Responsible Minerals Trade** (PPA): we participate in the PPA, a multi-sector, multi-stakeholder initiative that improves conflict-free mineral supply chains.

4. Complaints

We have a Concern and Whistleblowing Channel through which our stakeholders can consult us and submit complaints in this regard.

5. Information

We report on the due diligence of the supply chain through various channels (this Report, the website, dialogue with stakeholders, etc.).

Furthermore, as a company listed on the New York Stock Exchange, we comply with Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

> Occupational Risk Prevention

Once again this year, we have focused on fostering best practice regarding **safety, health and well-being** in our **supply chain**, with a particular **focus on contractors** who assist us in the deployment and maintenance of the network, activities where the main risks are present (work at height, electrical risk and confined spaces).

In 2022, we maintained a series of initiatives with our suppliers depending on the situation in the different countries:

- Specific and direct **communication with our suppliers**, through face-to-face sessions, to address the most significant aspects to work on in order to avoid possible accidents arising from the risks inherent in each activity. For example, last October, we held a **workshop** with our partner companies in **Spain** on **specific prevention measures for work at height**.

  Furthermore in **Colombia**, we organised a **technical round table** where we presented new **instructions for the management of serious or fatal accidents** to our suppliers.

- Occupational health and safety **audits** specifically adapted to each country, in order to verify compliance with the procedures and protocols established for the prevention and safety of employees at the facilities (see the table "Details of the Annual Audit Plan" for a breakdown by country of the audits carried out on occupational health and safety aspects).

- **Follow-up** and monitoring of the corresponding indicators to analyse the trends in accident rates throughout the year.



OHS+ Project at Telefónica España

> What is it?

Initiative for the coordination of business activities which seeks to create a community of dialogue, sharing practices, addressing queries, proposals for improvement, etc., on an equal footing between supplier and customer.

> Targets

Identify levers that lead to a reduction in the number of OHS incidents detected and the volume and severity of occupational accidents until it reaches zero accidents.

- **Encourage participating companies to conduct audits of their own suppliers.**

> 2022 results

- **100% of the companies once again met the monitoring target, and some even exceeded it.**
- **Accident frequency rate (in the workplace) of 1.27. The target set for 2023 is 0.9.**

> Diversity

We see diversity as a competitive advantage, which creates business value and positively impacts our results. Therefore, in addition to promoting it internally in the Company, we also encourage it among our suppliers, as stated in our Supply Chain Sustainability Policy.

In this regard, we promote "**Mujeres en Red**", a project that we implement in **Colombia and Peru** in collaboration **with our partner companies** to promote the **employability and training of women** in technical positions in the telecommunications sector, promoting **equal opportunities** in roles where women are under-represented. By the end of 2022, in both countries, more than 1,000 female technicians had been hired by our partners and over 7,000 people (both technicians and administrative staff) had received training on topics such as "Unconscious Biases", "Female Empowerment" and "New Masculinities".



For further information, see chapter 2.7. Diversity and Inclusion.

> Training and communication

To **update the Low Carbon Procurement Instruction,** we conducted **internal training sessions for the different countries** in which we operate. **Over 500 purchasers** and key **internal contract managers,** involved in the purchase of equipment consuming energy and/or containing refrigerant gases, participated in the sessions.

In **Brazil**, we trained **internal contract managers** on how to **manage our partners** through an **online course** on our SuccessFactors platform.

Also, complementing the training of our buyers and internal contract managers, we maintained our **supplier training** and **communication channels** with our suppliers for another year.

In 2022, we delivered 11,936 in-person courses and 14,766 online courses involving over 349,001 participants from partner companies in Latin America.



These trainings were delivered in-person or online for our suppliers, addressing the specific needs in each country and the most critical issues according to the service they provide. For example, in **Peru**, we organised **two workshops on "Regulation, Control and Good Practices in Environmental Matters"**, with the aim of providing a knowledge base for the staff of the collaborating companies, in which 60 people took part. They learned about the **main regulatory changes in the environmental field** (comprehensive solid waste management, the circular economy, WEEE management, etc.). In addition, the workshop "**Our Chain's Footprint**" was also held, in which 14 people took part, with the aim of raising awareness and informing Telefónica's key suppliers about the **importance of measuring and reporting the carbon footprint.**

In Spain, we provide privacy trainings to suppliers with whom we have a high number of contracts in force and that provide us with **services involving the processing of personal data.**

In **Colombia**, through an **online course** on **digital security**, we improved our partners' knowledge of information security by addressing topics such as the workstation, secure passwords, how to change your password and security in the workplace.



For further information, see chapter 2.19. Privacy and security.

Furthermore, under our **Supplier Engagement Programme,** and as part of the **annual CDP Supply Chain campaign**, we trained our **key suppliers on carbon footprint management and reporting**.

As part of the **SME Climate Hub initiative, we invited our SMEs to our "Small Business Saturday"** seminar, where we presented the tools that the hub makes available to SMEs **to help them achieve their climate goals**.

We also promoted continuous communication as a key lever to boost their engagement through different channels, such as our newsletter to Allies, the Allies' Portal and the Supplier's Portal. The Supplier's Portal contains all our global policies, as well as specific local requirements.

Our suppliers have a confidential channel for queries and complaints related to compliance with our Minimum Standards for Responsible Business.



We also organise in-person and online events (global and local) with suppliers, such as:

13th Telefónica Global Energy and Climate Change Workshop

An annual meeting point for leaders of the Company's energy transformation and the main collaborating companies in the field. This is a workshop that reviews and sets out the challenges for the Company in this area. Around **200 professionals** from different internal areas and **30 technology partners participated** in this edition. During the workshop, multiple initiatives from our different markets were broken down, focusing on reducing fuel consumption (in buildings and mobile sites), the impact of refrigerant gases (reducing leakage), optimising consumption and increasing the use of renewable energy. Changes in the global energy model were also analysed, as well as, the energy market situation, and developments in the industry relating to energy procurement. In addition, for yet another year, the

Company's **climate change targets were reviewed** and the **importance of the work carried out by our suppliers to achieve them** was made clear.



For further information, see chapter 2.2. Energy and climate change.

Workshop on human rights in Brazil

This was **attended by nearly 125 people from 68 companies exposed to practices that may violate human rights**, including issues related to occupational health and safety. The event aimed to provide a general understanding of the **importance of human rights** within the Telefónica business environment and **how they affect the Company's relationship with its suppliers**.

4th Forum on the Prevention of Occupational Risks in Spain

The event **brought together Telefónica Spain, its supply chain (main contractors and sub-contractors)**, the most prominent operators in the sector, trade unions and ADEMI, the sector's employers' association. All of them **share the target of achieving zero accidents in the sector**. During the forum, dedicated to the key players in prevention, the close coordination between all the actors in the telco sector was revealed, highlighting the great extent to which managers are involved in achieving the targets set and the importance of, and trust in, people as the cornerstone on which the culture of prevention is built. Another of the aspects addressed was Telefónica Spain's Comprehensive Prevention and Sustainability Plan, which is based on our Responsible Business Principles, the importance of sustainability for the progress of society, and our commitment to the prevention of occupational hazards. For the third consecutive year, an **award was presented to one of the companies in our supply chain** based on the **results obtained in its prevention management**, which this year went to the prevention services of the company Cobra Instalaciones y Servicios, S.A. Lastly, a tribute was paid to all those people who throughout the pandemic and especially at the beginning, when as a society we were largely unaware of how to proceed, did not hesitate to continue working to ensure that we remained connected.

Summary of key indicators

	Indicators	2021	2022
Activity[6]	Volume of purchases awarded.	23,737M	21,863M
	Suppliers awarded contracts.	9,368	8,526
	% purchases awarded locally.	81%	83%
Ethics and Compliance	Sustainability risk-related suppliers identified in our global analysis.	810	768
	% high-risk suppliers assessed on sustainability aspects through EcoVadis o IntegrityNext.	71%	72%
	% suppliers assessed through Dow Jones Risk & Compliance.	100%	100%
	Suppliers blocked due to integrity/sanctions, sustainability risks or non-compliance.	9	6
	Total audits of suppliers.	17,960	18,578
	High-risk suppliers with improvement plans.	610	879

[6] Considering that the activity of Telefónica UK Limited has not been included in the 2022 reporting scope, comparability between the two years is not guaranteed.



MILESTONES

- **We continued minimising sustainability risks within the procurement process, with 100% of our suppliers accepting our sustainability standards as part of their contractual obligations.**
- **We improved our supplier assessment processes in order to be able to meet new requirements on supply chain due diligence.**
- **In collaboration with the other telcos in the JAC initiative, we audited 98 companies in the ICT sector and surveyed 20,634 employees at 15 supplier factories in 2022, to work across different levels of our supply chains.**
- **As part of our supply chain decarbonisation strategy, we required our key suppliers to commit to emission-reduction targets validated by the Science Based Targets initiative.**
- **We obtained a 75% response rate in the second year of CDP Supply Chain reporting, with 100% participation of our high-priority suppliers and 82% of our mid-level priority suppliers.**
- **We reduced CO2 emissions from our value chain by 32% compared to 2016, with emissions from our supply chain being the most significant of our Scope 3 emissions (64%).**

2.21. Appendix

2.21.1. Telefónica stakeholders

GRI 2-29

Telefónica makes accessible and secure networks and services available to people and organisations so that they can express themselves, share, work collaboratively and enjoy... Based on the relationship model that brings us together, we distinguish seven key stakeholders:

1. **Customers:** customers of all our brands, both residential and business, together with all customer-representation bodies.
2. **Employees:** own employees, active and former employees, associations and unions representing workers' interests.
3. **Strategic partners and suppliers:** key companies for the development and provision of our services, as well as supplier companies and bodies and associations representing supply chain interests.
4. **Shareholders and analysts:** Companies that invest in Telefónica and/or analyse its sustainable profitability.
5. **Government entities and regulators:** local, national and international organisations.
6. **Opinion leaders, media and communication services:** influencers, press, communication, brand and advertising agencies.
7. **Society (including communities, NGOs, sustainability organisations, business and consultancy associations):** affected local, regional and national communities, as well as special groups, non-governmental organisations (NGOs), companies, think-tanks, business schools and universities.

2.21.2. Types of involvement and relationship with our stakeholders

GRI 2-29

TYPE	DESCRIPTION	TARGET	SAMPLE
Report/publicise	Mainly one-way communication from the Company to its stakeholders regarding practices or new developments by which they may be affected. Sharing information can influence the parties involved, creating trust and demonstrating transparency and a willingness to engage.	Keeping them promptly and regularly informed: newsletters, letters, bulletins, reports, presentations, speeches, videos, reports, interviews and open days...	Transparency.
Consultation	Telefónica asks stakeholders their opinions to identify trends, evaluate impacts, ascertain risks and take decisions. The main information flow is one-way, but has often led to more detailed conversations.	Measure and evaluate: surveys, focus groups, assessments, public hearings, workshops, discussion forums and hot-lines.	Transparencia y escucha: pone en valor los comentarios y puntos de vista de los grupos de interés.
Participation/ dialogue	A two-way and/or multi-party conversation in which stakeholders play a more important role in decision-making. The conclusions are implemented and/or referred up through the Company's hierarchy.	In-depth debate: Consultancy Board, established work groups, interviews, research and analysis.	Transparency. Listening Monitoring committee – Collaboration.

Collaborate	Collaboration between two or more parties in an area of mutual interest. The Company and its stakeholders establish synergies and reduce risks by combining resources and areas of expertise.	Active collaboration: establishment of joint committees, joint ventures with stakeholders, alliances, collective bargaining.	Transparency. Listening Commitment. Positive relations based on a common goal.
Empower/engage	Stakeholders have a formal channel to influence the Group's corporate governance and decision-making processes.	Sharing responsibilities: stakeholder representation on the Board of Directors, specific channel for reporting breaches of policy and existence of guarantees.	Effective Engagement: sharing purpose and responsibilities.

2.21.3. Material issues

GRI 3-2, 3-3

Responsibility towards customers	Customer relations	Ensure that all interactions with customers are based on principles of ease, honesty, transparency and consistency, regardless of the communication channels offered by the Company.
	Responsible marketing and advertising	Design and implement truthful and non-aggressive communications (in other words, those that are not likely significantly to undermine freedom of choice through harassment, coercion, use of force, etc.).
	Adaptation to customer needs	Develop our product and service range tailored to customer needs and with the best value for money.
Sustainable offering and innovation	Responsibility by Design	nsure that all solutions and products are developed with sustainability criteria in mind from the design stage. These criteria include, among others, introducing eco-design measures for customer equipment; ensuring compliance with human rights principles that apply to digital services, such as protecting the right to freedom of expression; and committing to comply with ethical principles in the development of artificial intelligence (AI) technologies.
	Sustainable innovation	Encourage the development of solutions that help have a positive impact on society.
	Responsible network roll-out	Have a robust, stable, efficient, reliable and state-of-the-art network.
	Health and safety in P&S	Ensure strict compliance of products and services with health and safety regulations and recommendations. Take into consideration the possible health effects of electromagnetic fields and compliance with legal exposure limits to ensure they are safe.
Digital inclusion	Deployment of connectivity	Ensure that all people have access to broadband communications networks in all regions, both urban and rural.
	Accessibility	Ensure that our digital services are accessible so that all people can use them regardless of their abilities.
	Affordability	Work to ensure that cost is not a barrier to using new technologies, offering options and tariffs that are affordable for the entire population.
	Training in digital skills	Provide training in the knowledge and use of new digital technologies, especially aimed at closing the digital divide for specific groups (for example, the elderly).
	Safe and responsible use of technology (including protection of children)	Raise awareness of the benefits and risks associated with technology. Protect vulnerable groups, in particular children, from potential misuse of technology by putting in place the necessary controls and tools.

Privacy and digital rights	Responsible management of personal data	Guarantee the privacy of users through responsible management of personal data.
	Freedom of expression	Respect and protect the right to freedom of expression. Be transparent in responding to requests from competent authorities.
Employee health and safety	Employee health, safety and well-being	Offer new, more flexible work methods for employees by facilitating work-life balance (flexibility, teleworking, digital switch-off outside the office, etc.). Care about the safety, health and well-being of employees.
Network and data security	Cybersecurity	Ensure the protection of data and information systems against possible attacks.
	Operational security	Ensure the physical protection of property and assets, including network security.
	Business continuity	Design and implement the necessary policies and processes to ensure the protection of the Company's people, services, interests, obligations and business in the event of a crisis.
Work practices and health and safety	Attracting and retaining talent	Ensure that we have the skills and capabilities necessary to grow our business. Promote practices and policies throughout the employee life-cycle (recruitment, compensation, benefits, development opportunities, etc.) that help us attract and retain the best talent.
	Equitable remuneration	Ensure fair and attractive pay practices, aimed at attracting and retaining talent and meeting the Company's strategic targets.
	Freedom of association and participation by employees	Ensure freedom of association and the right to collective bargaining.
	New ways of working	Facilitate and deliver a hybrid, flexible and digital working model, which increases engagement, satisfaction and value delivery of our teams and contributes to work-life balance, while ensuring digital disconnection.
	Employee health, safety and well-being	Ensure a safe and healthy environment for employees through models for the prevention of work-related incidents and occupational diseases, as well as the active promotion of well-being and emotional health.
Diversity, equality and non-discrimination	Diversity, equality and non-discrimination	Promote diversity (of gender, abilities, age, background, sexual orientation or identity, etc.), equal opportunities and non-discrimination. Take action to prevent and eliminate workplace harassment.
Management of the supply chain	Conflict minerals	Strengthen the monitoring of suppliers to manage the risks related to purchasing products that may contain minerals from conflict zones or high-risk areas in terms of human rights.
	Ethical and fair relations with suppliers	Facilitate the economic sustainability of suppliers through fair procurement conditions.
	Sustainability in the supply chain	Establish sustainability criteria in the supply chain. Work with suppliers so they meet social and environmental standards. Encourage collaboration with suppliers who are climate aware and reduce their own emissions.

Ethical conduct and compliance	Ethics and compliance	Preserve the integrity of the Company in relation to the Responsible Business Principles, on issues such as fraud, corruption, bribery, legal compliance, prevention of money laundering, political neutrality and any other conduct related to ethical issues.
	Competitive behaviour	Manage legal and social expectations related to monopolistic and anti-competitive practices, including issues such as price-fixing or manipulation, collusive practices and bargaining power, among others.
	Governance and accountability	Establish good governance practices aimed at adequate financial and sustainability accountability. Be transparent and truthful with information.
	Culture	Incorporate the Company's values into all aspects of the organisation. Guarantee ethical, environmentally-friendly and responsible conduct towards employees, customers and society in general.
	Fiscal transparency	Act with honesty, respect for the law and transparency in the management of fiscal affairs.
Climate change and energy management	Greenhouse gas emissions	Calculate, report, reduce and offset/neutralise greenhouse gas emissions to contribute to the fight against climate change. Include climate change adaptation measures in the Company's management.
	Energy management: efficiency and renewables	Improve energy efficiency and switch to renewable energy sources, adapting the Company's operations to the changes in climate that are already being experienced.
Contribution to the decarbonisation of the economy	Products and services aimed at decarbonisation	Help our customers to increase their energy efficiency and sustainability by reducing their carbon footprint using our products and services (efficient network, connectivity solutions, Eco Smart services, etc.).
Other environmental aspects	Biodiversity	Minimise the impact on wild species and/or their natural habitat resulting from land use, earthworks, etc., especially in protected natural areas, through environmental impact assessments.
	Air (environmental and noise pollution)	Properly manage and maintain sources of emissions, noise and vibrations to comply with legally established limits.
	Water	Introduce measures to reduce water consumption. Manage sanitary wastewater and its discharge in compliance with applicable legislation.
Circular economy	Waste management (including electrical and electronic waste)	Encourage the management and treatment of waste, including electrical and electronic equipment, ensuring traceability and legal compliance. Maximise recycling (and sale) of waste resulting from network transformation (copper cable, scrap equipment).
	Reuse of equipment and materials	Collect, refurbish and reuse customer household equipment such as routers, set-top boxes, as well as telecommunications network equipment.

2.21.4. Structure and scope of consolidation of non-financial information

GRI 2-2, 2-4, 2-6

> The origin of non-financial information

Non-financial information for the Group is reported without figures for Central America, unless specifically indicated.

Economic and financial information

It comes from the same sources that produce the information included in the Group's Consolidated Annual Accounts Report, audited by PwC.

Customers

This comes from the management control systems of Telefónica S.A. and from operations in the countries. The number of the Company's total connections does not have to coincide with the partial amount, country by country, since the Corporate Management Control Area uses consistency criteria to standardise certain connection counting criteria.

Employees

The figure comes from corporate human resources management systems and local management areas. In cases where consolidated information is given, the number of persons is used as a factor of proportionality.

As part of the improvement processes, in 2022 the management systems of the local and global areas were standardized. As a result, improvements in the integrity and quality of information are incorporated.

In addition, it should be noted that the 2021 employee figures have been recalculated due to the joint venture between Telefónica UK and Virgin Media UK that took place in June 2021. Therefore, the "United Kingdom" data for 2021 have been incorporated into the "Others" segment in this report.

Environment and climate change

The information comes from online questionnaires and other IT media from the Environment and Global Operations Areas and each country. Environment and energy data is consolidated by simple addition and, in the case of climate change, calculated by multiplying the activity data by the emission factor and then adding by simple addition. The sources of the emission factors are highly reputable (GHG Protocol, DEFRA, ministries, etc.) and have been validated by an independent third party (AENOR).

Suppliers

Supplier information comes from the procurement system used by the procurement areas to award contracts to suppliers. The information is consolidated without applying any criteria as a factor of proportionality. It is important to highlight the difference between the procurement data in the Consolidated Financial Statements (in accordance with the accrual method and Telefónica Group's accounting scope of consolidation) and the purchase award criterion used in different sections of this report, which refers to all purchases approved in the period, regardless of how they are accounted for and accrued as an expense.

> Corporate scope

A list of the companies comprising the Telefónica Group, their names, main corporate purpose, country, share capital, percentage of effective ownership by the Group, and the company or companies through which the Group's shareholding is obtained, can be found in Appendix I to the 2022 Consolidated Financial Statements (Scope of Consolidation).

A reporting scope for non-financial information was developed in the 2021 financial year and during the 2022 financial year the process to update the reporting scope was developed and enhanced.

The non-financial reporting scope is based on the financial scope included in the SAP BPC tool, which provides the highest level of corporate detail. In addition, it reflects the non-financial indicators grouped into different categories of sustainability information, which are:

- Climate change
- Circular economy
- Net Promoter Score (NPS)
- Human capital
- Bribery and corruption
- Fiscal
- Human rights
- Anti-corruption training
- Training in Responsible Business Principles
- Reputation
- Impact
- Security
- Privacy
- Suppliers
- Competitive behaviour and open internet
- Shareholders
- European taxonomy for sustainable activities

For each of these categories, based on both internal and external information (e.g. non-financial regulations or the main reporting standards), specific criteria have been

identified to estimate the corporate scope corresponding to each of them[1].

The non-financial reporting scope is updated three times a year, in coordination with the Financial Consolidation Area and the Global Areas, which manage non-financial/ sustainability indicators, and reflects corporate changes mainly relating to new companies, divested companies and structural changes.

> Other information

All information in this Report is given in euros, unless otherwise stated. The exchange rates applied coincide with those used in the preparation of the Group's Consolidated Financial Statements to facilitate the integral relationship between financial and non-financial variables.

Due to its strategic importance for the Company, the Report contains several specific indicators corresponding to VMED O2 UK (Virgin Media O2), the joint venture created in the United Kingdom between Telefónica UK and Virgin Media UK. This entity began operating on 1 June 2021. The included indicators have been independently verified under limited assurance by KPMG, the entity's external auditor.

2.21.5. Principles for the preparation of the Non-Financial Information Statement (NFIS)

GRI 2-14

This Non-Financial Information Statement (NFIS) forms part of Telefónica's 2022 Management Report and includes the progress made at the Company during the year in economic, social and environmental matters across its value chain, together with its strategic, development and market positioning, so that readers can better understand the sustainability of our business model and its materiality, its capacity to generate value in terms of capital and the interaction with stakeholders.

As an integral part of Telefónica's 2022 Consolidated Management Report, the statement has been evaluated and approved by the Board of Directors. .

Accuracy

Telefónica reports non-financial information in accordance with applicable regulations and the foremost internationally recognised benchmark standards. In this regard, the main rules and standards are as follows:

a. Law 11/2018 of 28 December, which amends the Commercial Code; the revised text of the Corporations Law approved by Royal Legislative Decree 1/2010 of 2 July, and Law 22/2015 of 20 July on the Auditing of Accounts in terms of non-financial information and diversity.


See Law 11/2018 Compliance Table in section 2.21.9. of this chapter

b. The Global Reporting Initiative (GRI) Standards, together with the recommendations of the International Integrated Reporting Council (IIRC).


See Law 11/2018 Compliance Table in section 2.21.9. of this chapter

c. The SASB (Sustainability Accounting Standards Board) standard as applied to the telecommunication services sector, in accordance with the Sustainable Industry Classification System ® (SICS®) TC-TL.


See SASB Compliance Table in section 2.21.10. of this chapter

d. The recommendations of the Task Force on Climate-related Financial Disclosures (TCFD) on environmental reporting.


See TCFD Compliance Table in section 2.21.8. of this chapter

e. The AA1000AS Standard: in addition, the NFIS has been reviewed by PwC according to the principles defined by the AA1000AS Standard, values that seek to "ensure the quality of the organisation's Sustainability Report and of the processes, systems and competencies applied as the basis for its execution by the entire organisation".

In addition, Telefónica reports on its commitment to the following international treaties and targets:

a. The United Nations Universal Declaration of Human Rights.

b. The United Nations Sustainable Development Goals (SDGs) (see chapter 2.8).

c. The International Covenant on Civil and Political Rights.

d. The International Covenant on Economic, Social and Cultural Rights.

[1] For the category "European Taxonomy for Sustainable Activities", the specific criterion is described in section 1.8.2 Scope of the report.

e. The Convention on the Rights of the Child.

f. The Convention on the Rights of Persons with Disabilities.

g. The Conventions of the International Labour Organization.

h. The Basel Convention (hazardous waste).

i. International ICNIRP guidelines.

j. The Montreal Protocol.

Balance
The information presented is reported without bias and is a fair representation of the organisation's impacts.

Clarity
Telefónica presents its information in an accessible and understandable way, attempting to provide it in a form that is clear for users with basic knowledge of the organisation.

Comparability
The comparability of the information provided is facilitated by using, for example, internationally accepted units, conversion factors, protocols and procedures. Information is also provided on previous years and the statement details the modification of calculation and measurement methodologies, where applicable.

Completeness
We include the material aspects and their coverage, scope and time, in order to show their significant economic, environmental and social effects. In this way, stakeholders can analyse Telefónica's performance during the period under analysis.

Sustainability context
Telefónica contributes to the progress of the communities in which we operate and their social and environmental sustainability throughout our value chain and at local, regional, national and international levels, from working with our suppliers through to respecting consumer rights, including marketing sustainable products and services.

This report covers issues that reflect the Company's significant economic, environmental and social effects and substantially influence our stakeholders' assessments and decisions. To this end, a materiality analysis has been performed at corporate, local and regional level from a dual perspective: significance for our stakeholders and impact on communities.

Regularity
Telefónica provides all its stakeholders with reliable, material, concise and comparable information on its performance, its business model, its value levers and its strategic lines for the coming years. This information is provided at scheduled intervals, so that our various stakeholders can incorporate it into their decision making.

Verifiability
Telefónica subjects its Non Financial Information Statement to independent verification, under limited assurance, following criteria set by GRI standards. Besides, certain non financial indicators are verified under reasonable assurance (see chapter 2.22). In both cases, verifications have been carried out by PwC , with the exception of the indicators related to energy consumption and greenhouse gases emissions, that were reviewed by other independent verifiers, in compliance with ISO14064-3 rule (reports of the different verifiers are attached at the end of this annex). Besides, the Internal Audit department performs specific reviews on some processes and indicators..

2.21.6. UN Global Compact Commitment

GRI 3-3

Through its Chairman, Telefónica has been a signatory to the United Nations Global Compact (UNGC) since 2002. The UNGC is a voluntary framework for companies to align their operations and strategies with the 10 principles on human rights, labour, the environment and anti-corruption.

		Principles	Chapter of the report
Human rights	Principle 1.	Businesses should support and respect the protection of internationally-proclaimed human rights.	2.5. Human capital 2.13. Sustainable Innovation 2.15. Human Rights 2.20. Responsible supply chain management
	Principle 2.	Businesses should make sure they are not complicit in human rights abuses.	2.15. Human Rights 2.20. Responsible supply chain management
Labour standards	Principle 3.	Businesses should uphold the freedom of association and effective recognition of the right to collective bargaining.	2.5. Human capital 2.15. Human Rights 2.20. Responsible supply chain management
	Principle 4.	Businesses should support the elimination of all forms of forced and compulsory labour.	2.15. Human Rights 2.20. Responsible supply chain management
	Principle 5.	Businesses should support the effective abolition of child labour.	2.15. Human Rights 2.20. Responsible supply chain management
	Principle 6.	Businesses should support the elimination of discrimination in respect of employment and occupation.	2.5. Human capital 2.20. Responsible supply chain management
Environment	Principle 7.	Businesses adopt a precautionary approach in favour of the environment.	2.1. Responsibility with the environment 2.2. Energy and climate change 2.3. Circular economy 2.4. Digital solutions for the green transition 2.12. Responsibility in our products and services 2.13. Sustainable Innovation 2.20. Responsible supply chain management
	Principle 8.	Businesses should undertake initiatives to promote greater environmental responsibility.	2.2. Energy and climate change 2.3. Circular economy 2.4. Digital solutions for the green transition 2.12. Responsibility in our products and services 2.13. Sustainable Innovation 2.20. Responsible supply chain management
	Principle 9.	Businesses must encourage the development and dissemination of environmentally friendly technologies.	2.4. Digital solutions for the green transition 2.12. Responsibility in our products and services 2.13. Sustainable Innovation
Anti-corruption	Principle 10.	Businesses should work against corruption in all its forms, including extortion and bribery.	2.17. Ethics and compliance 2.20. Responsible supply chain management

2.21.7. Collaboration with other associations

GRI 2-28

Telefónica collaborates with associations and other organisations which have a direct impact on our sector and interest groups. In particular:

1t.org, a global organisation, part of the World Economic Forum, which aims to mobilise, connect and empower the global reforestation community to conserve, restore and grow one trillion trees by 2030.

AECA, an organisation that issues generally accepted accounting principles and standards, and studies of good business practices.

AENOR, a Spanish organisation that carries out standardisation and certification (S+C) work to improve quality in companies and the well-being of society.

Aequales, a network of organisations in Latin America committed to gender equality and diversity.

Alliance to Better Protect Minors Online, a self-regulatory initiative aimed at improving the online environment for children and young people.

American Society, which operates as a non-political, non-profit organisation and strives to be the focal point for people interested in developing and maintaining business and social relationships in an international environment.

Spanish Association of the Digital Economy (Adigital), the business organisation that promotes the digitalisation of the Spanish economy. Made up of a network of over 500 companies from key sectors, it promotes the development of the digital economy through the representation and defence of our associates' interests (Policy), the dissemination, research and creation of synergies (Labs), and the generation of trust in the digital environment (Trust).

Yo No Renuncio Association promotes the creation of a network of companies involved in implementing equality and work-life balance measures.

ASIET, an association formed by the main telecommunications operators in Latin America.

Aspen Institute Spain, an independent foundation dedicated to promoting value-based leadership and reflection on critical issues for the future of society. It provides a plural and balanced forum for the discussion of issues of general interest among people who aspire to put their ideas into practice. Its activities focus on programmes, seminars and conferences.

World Bank, a vital resource for financial and technical assistance for developing countries around the world.

Bitkom, the digital association of Germany. Founded in Berlin in 1999, it represents over 2,700 companies in the digital economy. Members include over 1,000 SMEs, more than 500 start-ups and virtually every global player.

Broadband Forum, a non-profit industry organisation focused on improving broadband networks to make them faster and smarter.

Business Europe, a European employers' organisation set up by national organisations and currently representing 40 organisations from 34 countries.

CDP, a non-profit organisation that runs the global disclosure system for investors, companies, cities, states and regions to manage their impact on the environment.

CEOE, an institution representing Spanish entrepreneurs.

ClosinGap: this group seeks to be a driver of social and economic transformation which helps facilitate the personal and professional development of women and guarantees equal opportunities.

European Commission (EC), the institution that embodies the executive branch of the EU's power.

CAF, the Latin American Development Bank, a multilateral financial institution whose mission is to support the sustainable development of shareholder countries and regional integration. It serves the public and private sectors, providing multiple financial products and services to a broad portfolio of clients, including governments of shareholder states, financial institutions, and public and private companies.

Casa de América, a public consortium which aims to strengthen the links between Spain and the American continent, and with Latin America in particular. Its events, which are open to the public, are attended by members of governments from both sides of the Atlantic, the media, diplomats, businesses, representatives of the cultural and academic world and institutions.

Chefsache, a German network of leaders committed to making gender equality a top management priority.

Coalizão Empresarial pela Equidade Racial e de Gênero, an initiative that aims to promote commitments to racial equality and zero tolerance of any discriminatory attitude based on race or gender, in both public policies and in the business world.

State Confederation of the Deaf (CNSE), an initiative that defends the interests of hearing-impaired people and their families.

Corporate Excellence, a knowledge centre comprising the main Spanish corporations; its goal is to become a technical leader in the management of intangibles and sustainability.

Cyber Threat Alliance (CTA), an organisation committed to the mission of ensuring a safer digital ecosystem through collaboration and information sharing. Their experience as individuals bridges the gap between technical infrastructure, policy and communications; together, they are the foundation of its success.

DigitalES, the Spanish Association for Digitalisation, brings together the main companies in the technology and digital innovation sector in Spain. The aim of DigitalES is to promote the digital transformation of citizens, companies and public administrations, thereby contributing to the economic and social growth of Spain.

EIT Health is ideally positioned at the meeting point between business, research and education to bring to the market real and innovative health solutions that improve the health of citizens.

ERT, European Round Table for Industry, is an informal forum that brings together up to 50 CEOs and presidents of major European multinational companies.

ETNO, association of Europe's leading telecommunications operators.

ETSI, European Telecommunications Standards Institute.

Spanish State Federation of Lesbians, Gays, Trans and Bisexuals (FELGTB), which defends and promotes human rights and equal opportunities for LGBT+ people.

Leading Brands Forum is the organisation that brings together Spain's leading brands with the aim of promoting the strategic importance of brands, innovation and design at all levels, boosting the internationalisation of companies as a key lever for improving the competitiveness of the Spanish economy. In this way, it contributes to promoting the image of Spain and its companies as a whole by joining forces between Spain's leading brands and public administrations.

Corporate Integrity Forum, an initiative that forms part of Transparency International's International Business Integrity Forum Network and brings together large companies fully committed to the promotion and development of a business culture of integrity. They stand as national and international benchmarks in transparency, compliance, sustainability, ethics and good governance through the adoption of best practices in all these areas.

LGBTI+ Business Forum, an initiative promoting the integration of LGBT+ people into society and the workplace.

Carolina Foundation, a leading institution for the promotion of cultural relations and cooperation between Spain and the countries of the Ibero-American Community, particularly in the fields of science, culture, technology and innovation.

Knowledge and Development Foundation, an entity that seeks to address a series of specific needs of Spanish universities by analysing their current situation and potential in the areas in which they make an effective contribution. This includes the training of students, the enhancement of their research activities and open, flexible and quality institutional proposals for the creation and transfer of knowledge.

Cotec Foundation for Innovation, a private non-profit organisation whose mission is to promote innovation as a driver of economic and social development. In fulfilling its mission, Cotec is involved in two primary activities, working as an observatory for R&D&I in Spain and providing analysis and advice on innovation, technology and economics.

Euroamérica Foundation stimulates cooperation and understanding between European and Latin American institutions, companies and personalities to foster relations between Europe and America.

FIWARE Foundation, an independent legal body that provides shared resources to help achieve the FIWARE mission by promoting, increasing, protecting and validating FIWARE technologies and the activities of the FIWARE community, empowering its members, including end users, developers and other stakeholders throughout the ecosystem.

Good Job Foundation: a Spanish, nationwide, not-for-profit organisation aimed at the employment and social integration of people at risk of social exclusion.

Ibero-American Business Foundation, an entity that works to facilitate the integration of the countries of the Ibero-American Community through operational proposals. It promotes the internationalisation of multi-Ibero-American companies by putting forward proposals which help to overcome the barriers they encounter in their sphere of action, proposing initiatives to provide content for a realistic and desirable agenda of policy recommendations in the Ibero-American sphere and

encouraging the creation of a regulatory framework that facilitates investment and trade for Ibero-American companies.

Máshumano Foundation, an organisation that promotes the humanisation of management models in business and social organisations, proposing work models which respond to the social need to balance personal, family and professional life.

ONCE Foundation, an organisation dedicated to the social and labour inclusion of people with disabilities.

The Princess of Asturias Foundation is a private non-profit institution, whose aims are to contribute to the exaltation and promotion of all scientific, cultural and humanistic values that are universal heritage and to consolidate the existing links between the Principality of Asturias and the title traditionally held by the heirs to the Crown of Spain.

The aim of the **Princess of Girona Foundation** is to support young people in their professional development, from education to access to the labour market, through training and support and by creating points of reference for young people.

Randstad Foundation: its mission is to achieve equal employment opportunities for people with disabilities.

Global Compact, a United Nations initiative that promotes the implementation of 10 universally accepted principles in the areas of human rights, labour standards, environment and anti-corruption.

Global Digital Women (GDW), an international body of digital pioneering women. Its aim is the networking, visibility and empowerment of inspiring digital minds of our time. GDW offers #femaledigitalheroes in companies, politics, associations and organisations a platform and space to exchange experiences and make their careers visible.

Global Network Initiative (GNI), a coalition of companies, civil society organisations, investors and academics working to protect and promote freedom of expression and privacy in the Information and Communication Technologies (ICT) sector.

Spanish Green Growth Group, an association which aims to tackle environmental challenges through public-private partnerships.

GSMA, an organisation of mobile operators and related companies dedicated to supporting the standardisation, implementation and promotion of the mobile phone system. It has approximately 800 mobile operators and more than 200 related companies as members.

IBGC - Brazilian Institute of Corporate Governance, the leading voice in corporate governance in Brazil and one of the main institutions in the world to advocate high standards of corporate integrity, addressing entrepreneurs, business leaders, investors, board members, executives and politicians.

ICT Coalition, which works for the development of products and services that address the challenge of child safety in the online world.

IDB (Inter-American Development Bank), the leading source of development finance in the region. It aims to improve the quality of life in Latin America and the Caribbean in priority sectors such as health, education and infrastructure through financial and technical support for countries working to reduce poverty and inequality. Its vision is to achieve development using sustainable and climate-friendly methods.

Information Security Forum (ISF), an independent information security body.

Hermes Institute, a non-profit foundation dedicated to identifying, disseminating and defending digital citizenship rights.

Internet Watch Foundation, an NGO that locates and reports images of child sexual abuse globally.

ITU (International Telecommunication Union), the United Nations specialised agency for Information and Communication Technologies (ICT).

Joint Audit Cooperation, a sector-wide initiative of 17 telecommunications operators that have joined forces to verify, assess and develop the implementation of sustainability standards in common supplier factories.

Media Chicas, a non-profit organisation with the aim of bridging the digital gender gap through the democratisation of knowledge.

Mobile UK, the association of the UK mobile network operators EE, O2, Three and Vodafone. Mobile UK's mission is to work with government, regulators, civil society and others to harness the power of mobile devices, improve the lives of customers and the prosperity of the UK as a whole.

OECD, the organisation that promotes policies to improve the economic and social well-being of people around the world.

O-RAN Alliance, its mission being to reshape the RAN industry towards more intelligent, open, virtualised and fully interoperable mobile networks. The new O-RAN standards will enable a more competitive and vibrant RAN vendor ecosystem with faster innovation to improve the user experience. O-RAN-based mobile networks will simultaneously improve the efficiency of RAN deployments and mobile operators' operations.

UN Women develops programmes, policies and standards to uphold women's human rights and ensure that all women and girls reach their full potential.

World Tourism Organization (WTO), a specialised agency of the United Nations whose purpose is to promote and develop tourism as an important instrument for world peace and understanding, economic development and international trade.

United Nations, an organisation founded by 51 countries committed to maintaining international peace and security and promoting social progress, better living standards and human rights.

Pride Connection, a network that seeks to promote inclusive work spaces for sexual diversity and generate links to attract LGBTI talent to the various organisations that make up the network.

United Nations Development Programme (UNDP) works to eradicate poverty and reduce inequality and exclusion.

RE100, a global initiative to involve, support and highlight large businesses committed to using 100% renewable energy, demonstrating leadership in the fight against climate change and the development of a low-carbon economy.

Spanish Royal Academy of Engineering, an institution at the forefront of technical knowledge, which promotes excellence, quality and competence in Spanish engineering in its various disciplines and areas of action. Its activities include the "Women and Engineering" programme in which Telefónica collaborates.

Real Instituto Elcano, a think tank for international and strategic studies from a Spanish, European and global perspective. Its purpose is to promote knowledge of the international situation and Spain's foreign relations in society, as well as to stand as a focal point for thought and the generation of ideas that are useful for decision making by political leaders, leaders of private enterprise and public institutions, social players and academics.

Business Network for LGBTI Diversity and Inclusion (REDI), the network of companies and professionals committed to fostering an inclusive and respectful environment in organisations in Spain, where talent is valued regardless of identity, gender expression and sexual orientation.

Responsible Minerals Initiative (RMI), an initiative founded by companies from various sectors to address the challenges related to conflict minerals in the supply chain.

Stonewall, the UK's leading LGBT+ rights and welfare organisation, helps civil society and business to promote inclusive behaviour.

Tele Management Forum provides an open and collaborative environment, together with practical tools and information to assist its members in their digital transformation initiatives. Its services include Catalyst collaborative programmes and proof-of-concept projects, industry research and benchmarking, technology roadmaps, best practice guides, business process guidelines and open APIs, as well as certified training, conferences and research. The forum has over 850 member companies, including the 10 largest telecommunications service providers in the world.

The Valuable 500, an organisation that brings together 500 companies committed, through their CEOs, to promoting the inclusion of people with disabilities on the global agenda.

UNESCO (Global Education Coalition), a partnership to ensure continuity of learning worldwide. This multi-sectoral coalition brings together 175 institutional partners from the UN family, civil society, academia and the private sector working around three central themes: connectivity, teachers and gender equality. The Coalition employs a mission-driven approach to achieve large-scale targets and as a way to implement initiatives: Global Skills Academy, Global Teacher Campus, and Global Learning House.

Women for Women, an organisation that promotes women's development and leadership, and a greater presence in management positions to strengthen organisations.

5G Automotive Association, a global, cross-industry organisation of companies from the automotive, technology and telecommunications industries. Its aim is to develop comprehensive solutions for future mobility and transport services to avoid incompatibility problems from the outset.

2.21.8. Table of Climate-related Financial Disclosures (TCFD)

GOVERNANCE

Disclose the organization's governance around climate-related risks and opportunities.

Recommendations	References
a) Describe the board's oversight of climate-related risks and opportunities.	2.2.3. Governance (Energy and climate change) 2.16. Governance and culture of sustainability 3.1. Risk management framework 4.4. The organisational structure of the administrative bodies CDP Climate responses 2022: C1.1
b) Describe management's role in assessing and managing climate-related risks and opportunities.	2.2.3. Governance (Energy and climate change) 2.16. Governance and culture of sustainability 3.1. Risk management framework 4.4. The organisational structure of the administrative bodies CDP Climate responses 2022: C1.2, C1.2a

STRATEGY

Disclose the actual and potential impacts of climate-related risks and opportunities on the organization's businesses, strategy, and financial planning where such information is material.

Recommendations	References
a) Describe the climate-related risks and opportunities the organization has identified over the short, medium, and long term.	2.2.5. Risks and opportunities (Energy and climate change) 2.20. Responsible supply chain management 3.1. Risk management framework 3.2.2. Main risks from an ESG perspective 3.3. Risk Factors. Operational Risks. CDP Climate responses 2022: C2.1a, C2.3, C2.3a, C2.4, C2.4a.
b) Describe the impact of climate-related risks and opportunities on the organization's businesses, strategy, and financial planning.	1.1.1. Background: political polarisation, uncertain economic scenario and increased ESG regulation 1.7. Sustainable finance 1.8. European taxonomy for sustainable activities 2.1.4. Risks and opportunities (Responsibility with the environment) 2.2.5. Risks and opportunities (Energy and climate change) 2.4. Digital solutions for the green transition Consolidated Annual Accounts 2022: d) Environmental and climate change matters. CDP Climate responses 2022: C2.3a, C2.4a, C3.1, C3.2a, C3.3, C3.4, C3.5
c) Describe the resilience of the organization's strategy, taking into consideration different climate related scenarios, including a 2°C or lower scenario.	2.2.5. Risks and opportunities (Energy and climate change) 2.2.6. Action plan and commitments (Energy and climate change) 2.3.5. Action plan and commitments (Circular economy) 2.4. Digital solutions for the green transition CDP Climate responses 2022: C3.2, C3.2a, C3.2b

RISK MANAGEMENT

Disclose how the organization identifies, assesses, and manages climate-related risks.

Recommendations	References
a) Describe your organization's processes for identifying and assessing climate-related risks.	2.2.5. Risks and opportunities (Energy and climate change) 3.1. Risk management framework 3.2. Risk map 3.2.2. Main risks from an ESG perspective 3.3. Risk Factors. Operational Risks. CDP Climate responses 2022: C2.1, C2.2, C2.2a
b) Describe the organization's processes for managing climate-related risks.	2.2.5. Risks and opportunities (Energy and climate change) 3.1. Risk management framework 3.2. Risk map 3.2.2. Main risks from an ESG perspective 3.3. Risk Factors. Operational Risks. Consolidated Annual Accounts 2022: d) Environmental and climate change matters. CDP Climate responses 2022: C2.1, C2.2
c) Describe how processes for identifying, assessing, and managing climate-related risks are integrated into the organization's overall risk management	2.2.5. Risks and opportunities (Energy and climate change) 2.16.3. Culture aligned with ethical and sustainable management 3.1. Risk management framework 3.2. Risk map 3.2.2. Main risks from an ESG perspective 5.1. Annual Report on Remuneration CDP Climate responses 2022: C2.1, C2.2

METRICS & TARGETS

Disclose the metrics and targets used to assess and manage relevant climate-related risks and opportunities where such information is material.

Recommendations	References
a) Disclose the metrics used by the organization to assess climate-related risks and opportunities in line with its strategy and risk management process.	2.2.6. Action plan and commitments (Energy and climate change) 2.2.7. Progress in 2022 (Energy and climate change) 2.3.5. Action plan and commitments (Circular economy) 2.3.6 Progress in 2022 (Circular economy) 2.4. Digital solutions for the green transition 2.16.3. Culture aligned with ethical and sustainable management 5.1. Annual Report on Remuneration CDP Climate responses 2022: C4.2, C4.2a, C4.2b, C9.1
b) Disclose Scope 1, Scope 2, and, if appropriate, Scope 3 greenhouse gas (GHG) emissions, and the related risks.	2.2.6. Action plan and commitments (Energy and climate change) 2.2.7. Progress in 2022 (Energy and climate change) CDP Climate responses 2022: C6.1, C6.2, C6.3, C6.5, C6.7, C6.10
c) Describe the targets used by the organization to manage climate related risks and opportunities and performance against targets.	2.2.6. Action plan and commitments (Energy and climate change) 2.2.7. Progress in 2022 (Energy and climate change) 2.3.5. Action plan and commitments (Circular economy) 2.3.6 Progress in 2022 (Circular economy) 2.4. Digital solutions for the green transition CDP Climate responses 2022: C4.1, C4.1a, C4.2, C4.2a, C4.2b, C4.2c

2.21.9. Compliance table of Spanish Law 11/2018 of 28 December - GRI Standards

GRI 1

Telefónica, S.A. has prepared the report in accordance with the GRI Standards for the period from 1 January 2022 to 31 December 2022.

Areas	Contents	Reporting criteria	GRI description	Reference/ location	GRI omissions
Business model	Description of the business model, environment, organization and structure.	2-1	Organisational details.	Direct answer: Telefónica S.A. 4.2. Structure of the Property	
		2-6	Activities, value chain and other business relationships.	1.3. Business model 1.6. Organisation 1.9. Main indicators and footprint 1.10. Business overview	
	Markets in which it operates.	2-1	Organisational details.	Direct answer: Headquarters in Madrid, Spain. 1.9. Main indicators and footprint	
	Objectives and strategies	2-22	Statement on sustainable development strategy.	1.2. Mission 1.5. Strategy	
	Main factors and trends which could affect its future evolution.	3-3	Management approach of each area.	1.1. Context	
Policies and their results	A description of the policies which the Group applies with regard to those issues, which will include: 1.) the due diligence procedures applied for the identification, evaluation, prevention and mitigation of risks and significant impacts. 2.) the verification and control procedures, including which measures have been adopted.	3-3	Management approach of each area.	1.1. Context 1.4.2. Double materiality determination process 1.6. Organisation 3.1. Risk management framework	

Areas	Contents	Reporting criteria	GRI description	Reference/ location	GRI omissions
Main non-financial risks	The main risks related to these issues regarding the Group's activities, including, where relevant and proportionate, its commercial relations, products or services which could have negative effects in those areas, and * how the Group manages those risks, * explaining the procedures used to detect them and evaluate them in accordance with the national, European and international reference frameworks for each issue. * It must include information about the impacts which have been identified, giving a breakdown of them, in particular the main risks in the short, medium and long term.	407-1	Operations and suppliers in which the right to freedom of association and collective bargaining may be at risk.	2.20.5.1. Risk management 2.20.6.1. Risk management in 2022 Direct answer: During the financial year 2022, there were no transactions in which employees/suppliers' rights of freedom of association	
		408-1	Operations and suppliers at significant risk for incidents of child labour.	2.20.5.1. Risk management 2.20.6.1. Risk management in 2022 Direct answer: There were no operations with a significant risk of child or forced labour during the financial year 2022.	
		409-1	Operations and suppliers at significant risk for incidents of forced or compulsory labour.		
Environmental issues	**Global environment**				
	1.) Detailed information about the current and foreseeable effects of the Company's activities on the environment and, where applicable, health and safety, the environmental evaluation or certification procedures; 2.) The resources dedicated to the prevention of environmental risks; 3.) The application of the precautionary principle, the quantity of provisions and guarantees for environmental risks (e.g. arising from environmental liability legislation).	3-3	Management approach of each area.	2.1. Responsibility with the environment 2.1.3. Policies and management systems 2.2. Energy and climate change 2.3. Circular economy	
		2-23	Policy commitments.	2.1. Responsibility with the environment 2.2. Energy and climate change 2.3. Circular economy	
		308-1	New suppliers that have passed evaluation and selection filters according to environmental criteria.	2.20.6.1. Risk management in 2022	
		308-2	Negative environmental impacts in the supply chain and actions taken.	2.3.5. Action plan and commitments 2.20.5.1. Risk management If we focus our risk analysis exclusively on the assessment of specific environmental impacts, given the product or service they supply, we have 878 suppliers with potential or actual significant negative environmental impacts.	

Areas	Contents	Reporting criteria	GRI description	Reference/ location	GRI omissions
	Pollution				
	1.) Measures to prevent, reduce or repair carbon emissions which seriously affect the environment.	3-3	Management approach to emissions/ biodiversity.	2.1. Responsibility with the environment 2.1.6. Responsible network and biodiversity 2.2. Energy and climate change 2.3. Circular economy	
		305-5	Reduction of GHG emissions.	2.2.6. Action plan and commitments	
	2.) Taking into account any form of specific atmospheric pollution of an activity, including noise and light pollution.	305-6	Emissions of ozone-depleting substances (ODS).	Direct answer: 20.8 tonnes.	
		305-7	Nitrogen oxides (NOX), sulphur oxides (SOX) and other significant air emissions.		Reason for omission: Not applicable. This indicator is not considered to be relevant as the emissions of this type of pollutants are not a significant part of our activity.
	Circular economy, prevention and management of waste				
	Circular economy.	3-3	Management approach to effluents and waste.	2.1. Responsibility with the environment 2.1.6. Responsible network and biodiversity 2.2. Energy and climate change 2.3. Circular economy	
		301-2	Recycled input materials used.	2.3.6. Progress in 2022 > Internal eco-efficiency	Reason for omission: Not applicable. This indicator is not considered applicable as the products and services offered by Telefónica are not directly related to manufacturing products.
		301-3	Reclaimed products and their packaging materials.	2.3.6. Progress in 2022 > Internal eco-efficiency	

Areas	Contents	Reporting criteria	GRI description	Reference/ location	GRI omissions
	Waste: prevention measures, recycling, re-use, other forms of recovery and disposal of waste.	3-3	Management approach to effluents and waste.	2.1. Responsibility with the environment 2.1.6. Responsible network and biodiversity 2.2. Energy and climate change 2.3. Circular economy	
		306-1	Waste generation and significant waste-related impacts.	2.3.6. Progress in 2022 > Internal eco-efficiency	
		306-2	Management of significant waste-related impacts.	2.3.6. Progress in 2022 > Internal eco-efficiency	
		306-3	Waste generated.	2.1.7. Progress in 2022: Main indicators 2.3.6. Progress in 2022 > Internal eco-efficiency	
		306-4	Waste diverted from disposal.	2.1.7. Progress in 2022: Main indicators 2.3.6. Progress in 2022 > Internal eco-efficiency	
		306-5	Waste directed to disposal.	2.3.6. Progress in 2022 > Internal eco-efficiency	
	Actions to combat food waste.	306-1	Waste generation and significant waste-related impacts.		Reason for omission: Not applicable. This indicator is not considered applicable as the products and services offered by Telefónica are not directly related to food consumption.
	Sustainable use of resources				
	The consumption of water and the supply of water in accordance with local limitations.	303-5	Water consumption.	2.1.7. Progress in 2022: Main indicators 2.3.6. Progress in 2022 > Internal eco-efficiency	
	Consumption of raw materials and the measures adopted to improve efficiency in their use.	3-3	Approach to materials management.	2.1. Responsibility with the environment 2.1.3. Policies and management systems 2.2. Energy and climate change 2.3. Circular economy	

Areas	Contents	Reporting criteria	GRI description	Reference/ location	GRI omissions
		301-1	Materials used by weight or volume.		Reason for omission: Not applicable. As it is a service company, this indicator does not apply. The consumption of materials does not occur for the direct generation of products but for the Company's telecommunications network to provide the services required by our customers. The processes to reduce consumption of materials and re-use them make our network more efficient from this perspective, too. In our administrative activities, the material most used is paper. At Telefónica, efficient use is encouraged through digitalisation of processes. Chapter **2.3. Circular economy** includes more details on Telefónica's management of paper consumption.
		301-2	Recycled input materials used.	2.3.6. Progress in 2022 > Internal eco-efficiency	
		301-3	Reclaimed products and their packaging materials.	2.3.6. Progress in 2022 > Internal eco-efficiency	
	Direct and indirect consumption, of energy, measures taken to improve energy efficiency and the use of renewable energies.	3-3	Approach to energy management.	2.1. Responsibility with the environment 2.1.3. Policies and management systems 2.2. Energy and climate change 2.3. Circular economy	
		302-1	Energy consumption within the organisation.	2.2.7. Progress in 2022 Direct answer: energy consumption reported includes both that used at Telefónica facilities and at external facilities, such as those of other operators or telecommunications tower companies. Energy consumption in own facilities 17,644,187 GJ (2021 data: 17,812,443 GJ).	

Areas	Contents	Reporting criteria	GRI description	Reference/ location	GRI omissions
		302-2	Energy consumption within the organisation.	2.2.7. Progress in 2022 Direct answer: energy consumption reported includes both that used at Telefónica facilities and at external facilities, such as those of other operators or telecommunications tower companies. Energy consumption in third-party installations: 4,338,332 GJ (2021 data: 4,171,409 GJ).	
		302-3	Energy intensity.	2.1.7. Progress in 2022: Main indicators 2.2.7. Progress in 2022 Direct answer: 175 GJ/PB (2021 data: 194 GJ/PB. Energy intensity has been reduced by 10%).	
		302-4	Reduction in energy consumption.	2.2.7. Progress in 2022	
		302-5	Reductions in energy requirements of products and services.		Reason for omission: Not applicable. This indicator is not considered applicable as the products and services offered by Telefónica are not directly related to our customers' energy consumption. The nature of the products and services offered by Telefónica is mostly related to mobile and fixed connectivity, as well as digital and data services.
	Climate Change				
	The important elements of the greenhouse gas emissions generated as a result of the company's activities, including the use of the goods and services it produces	3-3	Approach to emissions management.	2.1. Responsibility with the environment 2.1.3. Policies and management systems 2.2. Energy and climate change 2.3. Circular economy	
		305-1	Direct GHG emissions (Scope 1).	2.1.7. Progress in 2022: Main indicators 2.2.7. Progress in 2022 Direct answer: Biogenic emissions: 13,873 tCO_2eq (2021 data: 9,020 tCO_2eq)	
		305-2	Indirect GHG emissions from the generation of energy (Scope 2).	2.1.7. Progress in 2022: Main indicators 2.2.7. Progress in 2022	

Areas	Contents	Reporting criteria	GRI description	Reference/ location	GRI omissions
		305-3	Other indirect GHG emissions (Scope 3).	2.1.7. Progress in 2022: Main indicators 2.2.7. Progress in 2022	
		305-4	GHG emissions intensity.	2.1.7. Progress in 2022: Main indicators 2.2.7. Progress in 2022	
		305-5	Reduction of GHG emissions.	2.2.6. Action plan and commitments 2.2.7. Progress in 2022	
	The measures adopted in order to adapt to the consequences of climate change.	3-3	Approach to emissions management.	2.1. Responsibility with the environment 2.1.3. Policies and management systems 2.2. Energy and climate change 2.3. Circular economy	
		201-2	Financial implications and other risks and opportunities due to climate change.	2.2.5. Risks and opportunities	
	The reduction targets voluntarily established in the medium and long term to reduce GHG emissions and the measures implemented to that end.	3-3	Approach to emissions management.	2.1. Responsibility with the environment 2.1.3. Policies and management systems 2.2. Energy and climate change 2.3. Circular economy	
		305-5	Reduction of GHG emissions.	2.2.6. Action plan and commitments	
	Protection of biodiversity				
	Measures taken to preserve or restore biodiversity.	3-3	Management focus. Biodiversity.	2.1. Responsibility with the environment 2.1.6. Responsible network and biodiversity 2.2. Energy and climate change 2.3. Circular economy	
	Impacts caused by the activities or operations in protected areas.	3-3	Management focus. Biodiversity.	2.1. Responsibility with the environment 2.1.6. Responsible network and biodiversity	
Social and personnel-related matters	**Employment**				
	Total number and distribution of employees by sex, age, country and professional classification.	2-7	Employees.	2.5.7. Staffing indicators	
		2-8	Workers who are not employees.		Reason for omission: Information unavailable/ incomplete. The information included in the Report includes only internal employees hired by Telefónica.
		202-2	Proportion of senior management hired from the local community.	Direct answer: 69% of the CEOs and chairmen in the countries are local.	

Areas	Contents	Reporting criteria	GRI description	Reference/ location	GRI omissions
		405-1	Diversity of governance bodies and employees.	2.7.6. Staffing and diversity indicators	
	Total number and distribution of types of employment contracts.	2-7	Employees.	2.5.7. Staffing indicators	
	Annual average of permanent contracts, temporary contracts and part-time contracts by sex, age and professional classification.	2-7	Employees.	2.5.7. Staffing indicators	
		405-1	Diversity of governance bodies and employees.	2.5.7. Staffing indicators	
	Number of dismissals by sex, age, country and professional classification.	401-1	New hires and employee turnover.	2.6.4. Turnover indicators	
	Average remunerations and their evolution, with a breakdown by sex, age and professional classification or equal value.	405-2	Ratio of basic salary and remuneration of women to men.	2.7.7 Remuneration indicators	
	Wage gap, the remuneration of jobs of equal value or the average of the Company.	3-3	Employment + diversity and equality of opportunities.	2.7. Diversity and Inclusion	
		405-2	Ratio of basic salary and remuneration of women to men.	2.7.7 Remuneration indicators	
	The average remuneration of directors and managers, including variable remuneration, allowances, compensation, payments into long-term savings plans and any other payment, with a breakdown by sexes.	3-3	Approach to diversity and equality management.	2.7.7 Remuneration indicators	
		2-19	Remuneration policies.	2.6.2. Action plan and commitments 5.1.1. Principles of the Remuneration Policy 5.1.2. Our remuneration practices 5.1.6. Application of the Remuneration Policy in 2022	
		2-20	Process to determine remuneration.	2.6.2. Action plan and commitments 5.1.7. The process for determining the Remuneration Policy and the Company's bodies involved	

Areas	Contents	Reporting criteria	GRI description	Reference/ location	GRI omissions
		2-21	Annual total compensation ratio.	2.7.7 Remuneration indicators	Reason for omission: Confidentiality constraints. Information included in the Report covers the annual compensation ration for the Company's CEO. Information relating to the different countries is not published on specific confidentiality grounds. Information regarding the percentage increase is not published for specific confidentiality reasons.
		202-1	Ratios of standard entry-level wage by gender compared to local minimum wage.	2.7.7 Remuneration indicators	
		201-3	Defined benefit plan obligations and other retirement plans.	2.6.2. Action plan and commitments	
		401-2	Benefits provided to full-time employees that are not provided to temporary or part-time employees.		Reason for omission: Not applicable. Part-time or temporary percentage of employees is insufficient to be considered material for Telefónica.
	Implementation of end of employment policies.	3-3	Approach to employment management.	2.8.3. Action plan and commitments	
	Employees with disabilities.	405-1	Diversity of governance bodies and employees.	2.7.6. Staffing and diversity indicators	
	Organisation of work				
	Organisation of work time.	3-3	Approach to employment management.	2.8.3. Action plan and commitments	
	Number of hours of absenteeism.	3-3	Approach to employment management (quantitative data on absenteeism).	2.9.6. Main occupational health and safety at work indicators	
	Measures aimed at facilitating the life-work balance and promoting the co-responsibility of both parents.	3-3	Approach to employment management.	2.8.3. Action plan and commitments	
		401-3	Parental leave.	2.6.4. Turnover indicators	

Areas	Contents	Reporting criteria	GRI description	Reference/ location	GRI omissions
	Health and safety				
	Health and safety conditions at work.	403-1	Occupational health and safety management system.	2.9.4. Action plan and commitments	
		403-2	Hazard identification, risk assessment and incident investigation.	2.9.4. Action plan and commitments 2.17.5.3. Complaint and remedy mechanisms: Concern and Whistleblowing Channel	
		403-3	Occupational health services.	2.9.4. Action plan and commitments	
		403-5	Training of workers in occupational health and safety.	2.9.4. Action plan and commitments	
		403-6	Promotion of workers' health.	2.9.4. Action plan and commitments	
		403-7	Prevention and mitigation of impacts on the health and safety of workers directly linked to business relation-ships.	2.9.4. Action plan and commitments	
		403-8	Coverage of the occupational health and safety management system.	2.9.5. Progress in 2022 2.9.6. Main occupational health and safety at work indicators	Reason for omission: Information unavailable/ incomplete. The information included in the Report includes only internal employees hired by Telefónica.
	Occupational accidents, in particular their frequency and severity. Occupational diseases, broken down by sex.	403-9	Injuries due to occupational accidents.	2.9.6. Main occupational health and safety at work indicators	Reason for omission: Information unavailable/ incomplete. The information included in the Report includes only internal employees hired by Telefónica.
		403-10	Occupational dis-eases and illnesses.	2.9.6. Main occupational health and safety at work indicators Direct answer: No particular incidence or risk of diseases related to the Company's activity is apparent.	Reason for omission: Information unavailable/ incomplete. The information included in the Report includes only internal employees hired by Telefónica.

Areas	Contents	Reporting criteria	GRI description	Reference/ location	GRI omissions
	Labour relations				
	Organisation of dialogue in labour matters, including procedures to inform and consult employees and negotiate with them.	3-3	Approach to worker-Company relations management.	2.8.3. Action plan and commitments	
		402-1	Minimum notice periods regarding operational changes.	2.8.3. Action plan and commitments	
		407-1	Operations and suppliers in which the right to freedom of association and collective bargaining may be at risk.	2.20.5.1. Risk management 2.20.6.1. Risk management in 2022 Direct answer: During the financial year 2022, there were no transactions in which employees/suppliers' rights of freedom of association were violated.	
	Percentage of employees covered by collective agreements, by country.	2-30	Collective bargaining agreements.	2.8.4. Progress in 2022	
	The outcome of collective agreements, particularly in the sphere of occupational health and safety.	403-4	Worker participation, consultation and communication on occupational health and safety.	2.8.3. Action plan and commitments 2.9.4. Action plan and commitments	
	Mechanisms and procedures that the company has in place to promote the involvement of workers in the management of the company, in terms of information, consultation and participation.	3-3	Approach to worker-Company relations management.	2.5. Human capital	
	Training				
	The policies implemented in the field of training.	3-3	Management approach to training and education.	2.6. Attraction, retention and talent development 2.16.4. Progress	
		404-2	Programmes for upgrading employee skills and transition assistance programmes.	2.6.2. Action plan and commitments 2.6.3. Progress in 2022 2.8.3. Action plan and commitments	
		404-3	Percentage of employees receiving regular performance and career development reviews.	2.6.2. Action plan and commitments 2.6.3. Progress in 2022	
	Total number of hours of training by professional categories.	404-1	Average hours of training per year per employee.	2.6.3. Progress in 2022 2.6.6. Training indicators	

Areas	Contents	Reporting criteria	GRI description	Reference/ location	GRI omissions
	Equality				
	Measures adopted to promote equality of treatment of and opportunities for men and women.	3-3	Diversity Management and Equal Opportunities + Non-discrimination approach.	2.7. Diversity and Inclusion	
	Equality plans (Chapter III of Organic Law 3/2007, of 22 March, for the effective equality of women and men), measures adopted to promote employment, protocols against sexual harassment and gender-related harassment, the integration and universal accessibility of people with disabilities.	3-3	Diversity Management and Equal Opportunities + Non-discrimination approach.	2.7. Diversity and Inclusion	
	Policy against all types of discrimination and, where appropriate, the management of diversity.	3-3	Diversity Management and Equal Opportunities + Non-discrimination approach.	2.7. Diversity and Inclusion	
	Universal accessibility of people with disabilities.	3-3	Diversity Management and Equal Opportunities + Non-discrimination approach.	2.7. Diversity and Inclusion	
Human rights	Application of due diligence measures with regard to human rights. Prevention of the risks of violation of human rights and, where applicable, measures to mitigate, manage and repair possible abuses committed.	3-3	Management approach to the evaluation of human rights + freedom of association and collective bargaining + child labour + forced or compulsory labour.	2.20.6.1. Risk management in 2022 2.15.6. Action plan and commitments	
		2-23	Policy commitments.	2.15.4. Policies 2.15.6. Action plan and commitments	
		2-26	Mechanisms for seeking advice and raising concerns.	2.17.5.3. Complaint and remedy mechanisms: Concern and Whistleblowing Channel 2.17.5.6. Internal control	
	Reports of cases of violation of human rights.	406-1	Incidents of discrimination and corrective actions taken.	2.17.5.3. Complaint and remedy mechanisms: Concern and Whistleblowing Channel	
	Promotion and fulfilment of the provisions of the fundamental conventions of the International Labour Organization related to respect for freedom of association and the right to collective bargaining.	407-1	Operations and suppliers in which the right to freedom of association and collective bargaining may be at risk.	2.20.5.1. Risk management 2.20.6.1. Risk management in 2022 Direct answer: During the financial year 2022, there were no transactions in which employees/suppliers' rights of freedom of association were violated.	

Areas	Contents	Reporting criteria	GRI description	Reference/ location	GRI omissions
	The elimination of discrimination in employment and occupation.	3-3	Management approach to non-discrimination.	2.6.2. Action plan and commitments 2.7.4. Action plan and commitments 2.8.3. Action plan and commitments 2.15.6. Action plan and commitments 2.16.1. Governance 2.17.5.3. Complaint and remedy mechanisms: Concern and Whistleblowing Channel 2.21.3. Material issues 2.21.6. UN Global Compact Commitment	
		406-1	Incidents of discrimination and corrective actions taken.	2.17.5.3. Complaint and remedy mechanisms: Concern and Whistleblowing Channel	
	The elimination of forced or compulsory labour.	409-1	Operations and suppliers at significant risk for incidents of forced or compulsory labour.	2.20.5.1. Risk management 2.20.6.1. Risk management in 2022 2.15.6. Action plan and commitments Direct answer: There are no operations with a significant risk of child or forced labour during the financial year 2022.	
	The effective abolition of child labour.	408-1	Operations and suppliers at significant risk for incidents of child labour.		
Corruption and bribery	Measures adopted to prevent corruption and bribery.	2-23	Policy commitments.	2.16.1. Governance 2.17.5. Action plan and commitments	
		2-26	Mechanisms for seeking advice and raising concerns.	2.17.5.3. Complaint and remedy mechanisms: Concern and Whistleblowing Channel	
		205-1	Operations assessed for risks related to corruption.	2.17.5.1. Compliance	
		205-2	Communication and training about anti-corruption policies and procedures.	2.17.5.1. Compliance 2.17.5.2. Training	
		205-3	Confirmed incidents of corruption and actions taken.	2.17.5.3. Complaint and remedy mechanisms: Concern and Whistleblowing Channel	
	Measures to combat money laundering.	205-2	Communication and training about anti-corruption policies and procedures.	2.17.5.1. Compliance	

Areas	Contents	Reporting criteria	GRI description	Reference/ location	GRI omissions
	Contributions to non-profit foundations and entities.	3-3	Approach to anti-corruption management.	Direct answer: Telefónica's contribution to Fundación Telefónica in 2022 totaled 71.1 million euros. 70.2 million of this amount was in cash. Contributions in kind include the transfer of the right of temporary and free usufruct in favour of Fundación Telefónica over the Espacio Escuela 42 and the donation in kind of various assets and rights for a value of 0.9 million euros. Cash payments of 55.7 million euros and in-kind contributions of 0.9 million euros were made during the financial year 2021. Atam is an association created by Telefónica whose objective is to support people with disabilities. It is a mutually supportive and collaborative organisation. It is a non-profit entity that was incorporated more than 40 years ago and has been declared a Public Utility. It is organised as a Social Protection System for people suffering from disabilities and/or dependency. Telefónica's contribution was 6.80 million euros in 2022. In 2021, it was 7.04 million euros.	
		415-1	Political contributions.	2.17.5.4. Political neutrality	
Society	**Company's commitments to sustainable development**				
	The impact of the Company's activity on local employment and development.	3-3	Approach to local communities + indirect economic impacts management.	2.14. Contribution and impact on communities	
		201-1	Direct economic value generated and distributed.	2.14.5. Direct economic value generated and distributed	
		203-1	Infrastructure investments and services supported.	2.14.4.2. Helping society thrive Direct answer: Total Telefónica Group investment in infrastructure and applied services: 5,819 million euros (2021 figure: 7,267 million euros).	

Areas	Contents	Reporting criteria	GRI description	Reference/ location	GRI omissions
		203-2	Significant indirect economic impacts.	2.14.4.2. Helping society thrive	
	The impact of the Company's activity on the local populations and the territory.	203-1	Infrastructure investments and services supported.	2.14.4.2. Helping society thrive Direct answer: Total Telefónica Group investment in infrastructure and applied services: 5,819 million euros (2021 figure: 7,267 million euros).	
		203-2	Significant indirect economic impacts.	2.14.4.2. Helping society thrive	
	The relations maintained with local community players and the forms of dialogue with them.	2-29	Approach to stakeholder engagement.	1.4.5. Stakeholder engagement 2.21.1. Telefónica stakeholders 2.21.2. Types of involvement and relationship with our stakeholders	
	Association or sponsorship actions.	2-28	Membership associations.	2.21.7. Collaboration with other associations	
	Subcontracting and suppliers				
	* The inclusion in the procurement policy of social, gender equality and environmental issues. * Consideration in relations with suppliers and subcontractors of their social and environmental responsibility.	2-6	Activities, value chain and other business relationships.	2.20. Responsible supply chain management 2.21.4. Structure and scope of consolidation of non-financial information	
		308-1	New suppliers that have passed evaluation and selection filters according to environmental criteria.	2.20.6.1. Risk management in 2022	
		204-1	Proportion of spending on local suppliers.	2.14.4.2. Helping society thrive 2.20.6.2. Engagement in 2022	
		414-1	New suppliers screened using social criteria.	2.20.6.1. Risk management in 2022	
	Supervision and audit systems and their results.	414-1	New suppliers screened using social criteria.	2.20.6.1. Risk management in 2022	

Areas	Contents	Reporting criteria	GRI description	Reference/ location	GRI omissions
		414-2	Negative social impacts in the supply chain and actions taken.	2.20.6.1. Risk management in 2022 If we focus our risk analysis exclusively on the assessment of specific social impacts, given the product or service they supply, we have 744 suppliers with potential or actual significant negative social impacts.	
	Customers				
	Measures for the health and safety of consumers.	416-1	Assessment of the health and safety impacts of product and service categories.	2.12.5. Health and safety in our products	
	Complaint systems, complaints received and their resolution.	416-2	Incidents of non-compliance concerning the health and safety impacts of products and services.	2.12.5. Health and safety in our products Direct answer: During the financial year, no non-compliance was detected in relation to our quality assessments and certification of equipment and devices in any of the regions in which we operate.	
		418-1	Substantiated claims related to breaches of customer privacy and loss of customer data.	2.17.5.3. Complaint and remedy mechanisms: Concern and Whistleblowing Channel 2.19.4.4. Main indicators Direct answer: in 2022, there were 30 consultations/ complaints on data protection/ privacy issues in the Responsible Business Channel (2021 data: 9).	
	Tax information				
	Profit obtained country by country. Taxes on profits paid.	207-1	Fiscal approach.	2.18.1. Vision 2.18.2. Governance 2.18.3.Policies	
		207-2	Fiscal governance, control and risk management.	2.18.2. Governance 2.18.4.Risks and opportunities 2.18.5. Action plan and commitments 2.18.6. Progress in 2022	
		207-3	Stakeholder engagement and management of tax concerns.	2.18.5. Action plan and commitments	

Areas	Contents	Reporting criteria	GRI description	Reference/ location	GRI omissions
		207-4	Country-by-country reporting.	2.18.6. Progress in 2022	
	Public subsidies received.	201-4	Financial assistance received from government.	2.18.6. Progress in 2022 Direct answer: Total operating subsidies received by Telefónica in 2022 amounted to 16 million euros (13 million euros in 2021). Total financial assistance from export credit agencies amounted to €420,810. The Group has not used any tax deductions in the last corporate income tax return filed in Spain (due to a negative taxable income).	
Other significant disclosures	Anticompetitive behaviour	206-1	Legal actions for anti-competitive behavior, anti-trust, and monopoly practices.	2.17.5.1. Compliance	
	European taxonomy for sustainable activities.	Regulation (EU) 2020/852 of the European Parliament and of the Council of 18 June 2020 and related Delegated Regulations	-	1.8. European taxonomy for sustainable activities	
	Other general disclosures.	1	Foundation.	2.21.9. Compliance table of Spanish Law 11/2018 of 28 December - GRI Standards	
		2-2	Entities included in the organisation's sustainability reporting.	2.21.4. Structure and scope of consolidation of non-financial information	
		2-3	Reporting period, frequency and contact point.	Direct response: year 2022, annual frequency, Telefónica Global Sustainability Management.	
		2-4	Restatements of information.	2.21.4. Structure and scope of consolidation of non-financial information Direct answer: Any changes in methodology or calculation that may have taken place are specified at the foot of the corresponding table throughout this report.	
		2-5	External assurance.	Direct answer: External verification performed by PricewaterhouseCoopers Auditores, S.L.	

Areas	Contents	Reporting criteria	GRI description	Reference/ location	GRI omissions
		2-9	Governance structure and composition.	2.16.1. Governance 4.1. Main aspects of Corporate Governance in 2022 and prospects for 2023 4.4. The organisational structure of the administrative bodies	
		2-10	Nomination and selection of the highest governance body.	4.1. Main aspects of Corporate Governance in 2022 and prospects for 2023	
		2-11	Chair of the highest governance body.	Direct answer: José María Alvarez-Pallete 4.4. The organisational structure of the administrative bodies	
		2-12	Role of the highest governance body in overseeing the management of impacts.	2.2.3. Governance 2.14.3. Impact assessment: frameworks and methodologies 2.15.3. Governance 2.16.1. Governance 2.17.2. Governance 2.20.2. Governance 3.1. Risk management framework	
		2-13	Delegation of responsibility for managing impacts.	Direct answer: each of the areas manages the impacts under its competence. The most significant impacts are followed up by the Due Diligence Office 4.4. The organisational structure of the administrative bodies	
		2-14	Role of the highest governance body in sustainability reporting.	2.16.1. Governance 2.21.5. Principles for the preparation of the Non-Financial Information Statement (NFIS)	
		2-15	Conflicts of interest.	4.5.2. Conflicts of Interest	
		2-16	Communication of critical concerns.	2.17.5.3. Complaint and remedy mechanisms: Concern and Whistleblowing Channel Direct answer: The highest governance bodies are informed on an annual basis.	
		2-17	Collective knowledge of the highest governance body.	4.1. Main aspects of Corporate Governance in 2022 and prospects for 2023 4.4. The organisational structure of the administrative bodies	
		2-18	Evaluation of the performance of the highest governance body.	4.4. The organisational structure of the administrative bodies	
		2-24	Embedding policy commitments.	2.15. Human Rights 2.16. Governance and culture of sustainability	

Areas	Contents	Reporting criteria	GRI description	Reference/ location	GRI omissions
		2-25	Processes to remediate negative impacts.	2.15. Human Rights 2.17. Ethics and compliance	
		2-27	Compliance with laws and regulations.	Detailed information on significant sanctions for these concepts that are in progress in the courts of law and the arbitration bodies, on the various countries in which Telefónica Group is present, can be found, where appropriate, in Note 29, section a) (Other information, Litigation and arbitration) of the Consolidated Annual Accounts of Telefónica, S.A. for the year 2022.	
		3-1	Process to determine material topics.	1.4.2. Double materiality determination process	
		3-2	List of material topics.	1.4.4. The materiality matrix in detail 2.21.3. Material issues	

Regarding the references to the information in chapters 1 and 4, only the content required by the applicable non-financial information regulations and the related GRI Standards has been verified.

All GRI issues related to the indicators included in this table are considered material to the Company, except 301: Materials, 303: Water and Effluents. However, indicators 301-1, 301-3, 303-3 and 303-5 are considered relevant for reporting purposes and therefore the Company provides information in this area.

The GRI Standards used in this Report correspond to the 2016 version, with the exception of the following: GRI 1: Fundamentals (2021), 2: General Contents (2021), 3: Material Issues (2021), 207: Taxation (2019), 303: Water and Effluents (2018), 403: Occupational Health and Safety (2018) and, 306: Waste (2020).

2.21.10. SASB compliance table

Table 1. Sustainability disclosure and accounting metrics

Subject	SASB Code	Metrics	Telefónica's response/comments
Environmental footprint of operations(1)	TC-TL-130a.1	Total energy consumed (GJ) (electricity + fuels).	21,982,519
		Percentage of grid electricity in total energy consumption.	95%
		Percentage of renewable energy in total energy consumption.	75%
Data privacy	TC-TL-220a.1	Description of policies and practices related to behavioural advertising and customer privacy.	See chapter 2.15.2. Privacy (2.15.2.1. Governance, 2.15.2.2. Policies, 2.15.2.3. Risks and opportunities, 2.15.2.4. Strategy and commitments).
	TC-TL-220a.2	Number of customers whose information is used for secondary purposes.	69%
	TC-TL-220a.3	Total amount of monetary losses due to legal proceedings in customer privacy matters (€).	318,059
	TC-TL-220a.4	Number of requests for customer information from law enforcement agencies.	3,761,918
		Number of customers whose information was requested.	4,003,851
		Percentage resulting in disclosure.	94 %
Data security	TC-TL-230a.1	Number of data breaches.	2
		Percentage involving personally identifiable information(2).	3.5%
		Number of customers affected(2).	1,407,257
	TC-TL-230a.2	Description of the approach to identifying and addressing data security risks, including the use of third-party cybersecurity standards.	See chapter 2.15.3. Security (2.15.3.1. Governance, 2.15.2.2. Policies, 2.15.2.3. Risks and opportunities, 2.15.2.4. Strategy and commitments).
Product end-of-life management	TC-TL-440a.1	Materials recovered through collection programmes, percentage of materials recovered that were: • Total recovered (tonnes)	12,751
		• Re-used (%)	44%
		• Recycled (%)	56%
		• Deposited in landfills (%)	0.2%
Competitive behaviour and the open Internet	TC-TL-520a.1	Total amount of monetary losses due to legal proceedings related to anti-competitive behaviour regulations.	67,000,000
	TC-TL-520a.2 (2)	FIXED NETWORK: Actual average sustained download speed in Megabits per second (Mbps) of own and commercially-associated content.	-FTTH600: 615,925Mbps -FTTH1000: 911,302Mbps -There is no differential assessment between associated and non-associated content
		MOBILE NETWORK: Actual average sustained download speed in Megabits per second (Mbps) of own and commercially-associated content.	-4G: 45,93Mbps -There is no differential assessment between associated and non-associated content
		FIXED NETWORK: Actual average sustained download speed in Megabits per second (Mbps) of non-associated content.	- FTTH 600: 615,925 Mbps - FTTH 1000: 911,302 Mbps -There is no differential assessment between associated and non-associated content
		MOBILE NETWORK: Actual average sustained download speed in Megabits per second (Mbps) of non-associated content.	-4G: 45,93Mbps -There is no differential assessment between associated and non-associated content
	TC-TL-520a.3	Description of the risks and opportunities associated with net neutrality, paid peering, zero rating and related practices.	Telefónica has defined its policy in the Digital Pact (https://www.telefonica.com/en/web/public-policy/telefonica-digital-deal).

Management of systemic risks arising from technological outages	TC-TL-550a.1 [1]	FIXED NETWORK: Average system outage frequency.	2
		MOBILE NETWORK: Average system outage frequency.	25
		FIXED NETWORK: Average duration of outage for customer.	3
		MOBILE NETWORK: Average duration of outage for customer.	0
	TC-TL-550a.2	Discussion of systems to provide unimpeded service during outages.	See chapter 2.12.3. Network quality and availability

Notes:
[1] Data for Telefónica Spain.

Table 2. Activity metrics

	SASB Code	Metrics	Telefónica's response/comments
	TC-TL-000.A	Total number of mobile accesses (million).	292
	TC-TL-000.B	Total number of fixed accesses (million).	28
	TC-TL-000.C	Number of fixed broadband connections (million).	26
	TC-TL-000.D	Network traffic in petabytes.	125,790

2.21.11. GSMA ESG Metrics For Mobile (Industry Reporting Framework) compliance table


GSMA
ESG METRICS
FOR MOBILE
INDUSTRY REPORTING FRAMEWORK

Topic	Sub-Topic	KPI Name	GSMA Code	GSMA Code	Telefónica's response/comments
		Scope 1, 2 and 3 Emissions	GSMA-ENV-02	Absolute Scope 1 and 2 emissions (tonnes CO2e)	353,346
				Absolute Scope 1 and 2 emissions (tonnes CO2e) per 1PB data	3
				Percentage change in absolute Scope 1 and 2 emissions since last reporting period[2]	Telefónica reports its evolution relative to the base year 2015: -80%
				Absolute Scope 3 emissions (tonnes CO2e)	15
				Absolute Scope 3 emissions (tonnes CO2e) per 1PB data	0
				Percentage change in absolute Scope 3 emissions since last reporting period[3]	Telefónica reports its evolution relative to the base year 2016:: -7%
	Energy	Energy Consumption	GSMA-ENV-03	Total energy consumed (MWh)	6,106,255
				Total energy consumed (MWh) per 1PB of data.[4]	49
				Total Network energy consumed (MWh)	5,824,828
				Total Network energy consumed (MWh) per 1PB of data	46
				Percentage grid renewable	75 %
				Percentage grid non renewable	25 %
				Percentage off grid renewable	It is not representative for Telefonica's activity.
				Percentage off grid non renewable	It is not representative for Telefonica's activity.

[2] The evolution compared to the previous period is -34%

[3] The evolution compared to the previous period is -7%

[4] Telefónica reports its evolution relative to the base year 2015: -87%

Topic	Sub-Topic	KPI Name	GSMA Code	GSMA Code	Telefónica's response/comments
Environment	Waste Reduction	Materials Repaired or Reused	GSMA-ENV-04	Percentage of Network equipment repaired or reused, by units.	Percentage of reused network equipment in tons (GRI 306). Telefónica uses as denominator the total of network equipment managed as waste and not the total deployed equipment: 39%
				Percentage of Network equipment repaired or reused, by purchase price.	Telefónica does not report waste indicators calculated by purchase price, as this variable may be influenced by various factors (inflation, asset depreciation, etc.).
				Percentage of Handset and CPE repaired or reused, by units.	Percentage of reused Handsets and CPE in tons (GRI 306). Telefónica use as denominator the total of devices managed as waste and not the total deployed devices: 56%
				Percentage of Handset and CPE repaired or reused, by purchase price.	Telefónica does not report waste indicators calculated by purchase price, as this variable may be influenced by various factors (inflation, asset depreciation, etc.).
		Waste Generated	GSMA-ENV-05	Total waste generated (tonnes) per 1PB of data	Telefónica reports the total waste generated in tons (GRI 306): 58,463
				Network waste (tonnes) per 1PB of data	Telefónica reports Network waste in tons (GRI 306): 9,234
				Handsets and other Customer premises equipment (CPE) waste (tonnes) per 1PB of data	Telefónica reports Handsets and CPE in tons (GRI 306): 3,498
				All other waste (tonnes) per 1PB of data	Telefónica reports All other waste in tons (GRI 306): 45,732

Topic	Sub-Topic	KPI Name	GSMA Code	GSMA Code	Telefónica's response/comments
Environment	Waste Reduction	Materials Recycled	GSMA-ENV-06	Percentage of Network waste (from 1.5b) recycled (units)	Percentage of recycled network equipment in tons (GRI 306). Telefónica uses as denominator the total of network equipment managed as waste and not the total deployed equipment: 61%
				Percentage of purchase price of recycled Network waste	Telefónica does not report waste indicators calculated by purchase price, as this variable may be influenced by various factors (inflation, asset depreciation, etc.).
				Percentage of Handsets and CPE waste (from 1.5c) recycled (units)	Percentage of Handsets and CPE recycled in tons (GRI 306). Telefónica uses as denominator the total of devices managed as waste and not the total deployed devices: 44%
				Percentage of purchase price of recycled Handsets and CPE waste	Telefónica does not report waste indicators calculated by purchase price, as this variable may be influenced by various factors (inflation, asset depreciation, etc.).
				Percentage of all other waste (from 1.5d) recycled (units)	Telefónica reports Percentage of all other waste in tons: 97%
				Percentage of purchase price of all other recycled waste	Telefónica does not report waste indicators calculated by purchase price, as this variable may be influenced by various factors (inflation, asset depreciation, etc.).

Topic	Sub-Topic	KPI Name	GSMA Code	GSMA Code	Telefónica's response/comments
Digital Inclusion	Network Coverage	Population Covered by Mobile Network	GSMA-INC-01	Percentage of population covered by operator's mobile network.Breakdown by: 3G, 4G, 5G	4G: 90.2%
	Affordability	Device and Subscription Affordability	GSMA-INC-02	Cost of the most affordable data-enabled phone, as percentage of monthly GDP per capita	It is not possible to report this indicator due to services with convergent tariffs.
				Average cost of 1GB of data, as percentage of monthly GDP per capita	It is not possible to report this indicator due to services with convergent tariffs.
	Digital Skills	Digital Skills Programmes	GSMA-INC-03	Number of people (excluding employees) that have completed a digital skills training programme, divided by total subscribers	1,305,715[5]

[5] A total of 1,305,718 people have been trained under the projects: Lanzaderas, Conecta Empleo, Piensa en Grande and Escuela 42.

Topic	Sub-Topic	KPI Name	GSMA Code	GSMA Code	Telefónica's response/comments
Digital Integrity	Data Protection	Customer Data Incidents	GSMA-INT-01	Number of data breaches, per million subscribers	Total number of digital security breaches or incidents classified as serious: 2[6]
				Percentage of data breaches involving personally identifiable information (PII)	100 %
				Number of customers affected, per million subscribers	3,673[7]
				Number of regulatory actions for data protection violations (e.g. marketing related complaints, data breaches, etc), per million subscribers	0
	Digital Rights	Digital Rights Policy	GSMA-INT-02	Is there a policy specifically covering Digital rights protection and transparency, Privacy, Freedom of expression, Government mandates to shut down or restrict access, and/or Government requests for data? (yes/no)	Yes
	Online Safety	Online Safety Measures	GSMA-INT-03	Do you have controls or programmes in place to improve online safety for children and other vulnerable groups? (yes/no)	Yes
Supply Chain	Sustainable Supply Chain	Sustainable Procurement Policy	GSMA-SUP-01	Do you have a Sustainable Procurement Policy in place? (yes/no)	Yes
				If yes, how many of the following elements does it cover?	
				Organizational governance: decision making processes and structures	Yes
				Human rights	Yes
				Labour practices	Yes
				Environment	Yes
				Fair operating practices	Yes
				Consumer issues	Yes
				Community involvement and development	Yes
		Supplier Assessments	GSMA-SUP-02	Percentage of suppliers screened against the Sustainable Procurement Policy using company defined and documented assessment procedure, within the previous two years	100[8]
				Percentage of suppliers assessed against the Policy through site visits, within the previous 2 years	72[9]

[6] Are the ones which have a high impact for the Group company concerned and meet one of the following criteria:
- Estimated direct economic impact of more than €500,000.
- Significant traditional and social media coverage, assessed by the local cybersecurity team.
- Impact on the continuity of a main service (mobile or fixed telephony, internet, etc.), affecting more than 10% of users for at least one hour.
- Affecting more than 25% of systems.
- Relating to leakage of customer or employee data, provided that more than 5% of customers or employees have been affected. They may also be considered as having a high impact when, without reaching the threshold, they pose a high risk to the rights and freedoms of natural persons.
- Other (as justified by the Chief Security Officer).

[7] Number of customers affected by data breaches divided by total accesses of Telefónica x 1,000,000

[8] Percentage of suppliers that accepted the sustainability standards. Annual data..

[9] Percentage of high-risk suppliers who underwent an external sustainability assessment. Annual data..

2.21.12. Principal Adverse Sustainability Impacts indicators

Adverse Sustainability Indicator		Metric	2022
Mandatory climate and other environment-related indicators			
Green-house gas emissions	1. GHG Emissions	Scope 1 GHG Emissions	131,809 tCO2e
		Scope 2 GHG Emissions (market-based)	221,537 tCO2e
		Scope 3 GHG Emissions	1,930,051 tCO2e
		Total GHG Emissions	2.283.397 tCO2e
	2. Carbon Footprint	Carbon footprint	2.283.397 tCO2e
	3. GHG intensity	GHG Intensity (scope 1 + 2+3) (per revenues)	0.00005 tCO2e/M€
	4. Exposure to companies active in the fossil fuel sector	Investment in companies active in the fossil fuel sector	N/A
	5. Share of non-renewable energy consumption and production	Proportion of consumption and production of non-renewable energy in comparison with renewable energy sources (proportion with respect to the total number of Energy sources)	18%
	6. Energy consumption intensity per high impact climate sector	Energy consumption in MWh per million EUR of revenue	0.00015 MWh/M€
Biodiversity	7. Activities negatively affecting biodiversity-sensitive areas	Headquarters or operations sites located in or near sensitive areas in terms of biodiversity	2%
Water	8. Emissions to water	Tons of emissions to water generated	N/A. Water use is mostly sanitary and to a lesser extent, losses associated with air conditioning. Therefore, there are no pollutant emissions into the water beyond the sanitary discharges associated with the staff.
Waste	9. Hazardous waste and radioactive waste ratio	Tons of hazardous waste generated	0.05

Adverse Sustainability Indicator		Metric	2022
Mandatory social and employee, respect for human rights, anti-corruption and anti-bribery matters indicators			
Social and employee matters	10. Violations of UN Global Compact principles and Organisation for Economic Cooperation and Development (OECD) Guidelines for Multinational Enterprises	Violations of the principles of the United Nations Global Compact and the OECD Guidelines for Multinational Enterprises	Our Global Human Rights Policy is guided by the UNGP for business and human rights, the OECD for MNE and many other international human rights agreements. This policy establishes our due diligence against forced labour, slavery and child labour.
	11. Lack of processes and compliance mechanisms to monitor compliance with UN Global Compact principles and OECD Guidelines for Multinational Enterprises	UNGC and OECD compliance policy	Our Global Human Rights Policy is guided by the UNGP for business and human rights, the OECD for MNE and many other international human rights agreements. This policy establishes our due diligence against forced labour, slavery and child labour.
	12. Unadjusted gender pay gap	Average unadjusted gender pay gap	16.8%
	13. Board gender diversity	Ratio between the number of women on the Board of Directors and the total number of members	33.3%
	14. Exposure to controversial weapons (anti-personnel mines, cluster munitions, chemical weapons and biological weapons)	Ratio of investments in companies related to the manufacture or sale of controversial weapons	N/A
Additional climate and other environment-related indicators			
Emissions	1. Emissions of inorganic pollutants	Equivalent tons of inorganic pollutants	N/A. Telefónica's activities do not produce significant polluting emissions (NOX, SOX, particles).
	2. Emissions of air pollutants	Equivalent tons of air pollutants	N/A. Telefónica's activities do not produce significant polluting emissions (NOX, SOX, particles).
	3. Emissions of ozone-depleting substances	Ozone-depleting substances	20.84 t
	4. Investments in companies without carbon emission reduction initiatives	Carbon emission reduction initiatives	N/A
Energy performance	5. Breakdown of energy consumption by type of non-renewable sources of energy	Breakdown of energy consumption by type of non-renewable sources of energy	Telefónica reports this information in CDP questionnaire, section C8.2a.

Adverse Sustainability Indicator		Metric	2022
Water, waste, and material emissions	6. Water usage and recycling	Average amount of water consumed	3,194 ML
	7. Investments in companies without water management policies	Water management policies	Telefónica has a Global Environmental Policy that includes a commitment to water, and applies to all the companies in the Telefónica Group, regardless of location or business activity.
	8. Exposure to areas of high water stress	Operation sites located in areas of high water stress without a water management policy	Telefónica has a Global Environmental Policy that includes a commitment to water, and applies to all the companies in the Telefónica Group, regardless of location or business activity.
	9. Investments in companies producing chemicals	Companies whose activities fall within Division 20.2 of Annex I to Regulation (EC) No 1893/2006	N/A
	10. Land degradation, desertification, soil sealing	Companies whose activities may cause soil degradation, desertification or soil sealing	N/A
	11. Investments in companies without sustainable land/ agriculture practices	Companies without sustainable agricultural or land use practices or policies	N/A
	12. Investments in companies without sustainable oceans/seas practices	Companies without sustainable ocean/sea practices	N/A
	13. Non-recycled waste ratio	Tons of non-recycled waste generated	2%
	14. Natural species and protected areas	Companies whose operations affect threatened species	N/A
	15. Deforestation	Companies without policies to address deforestation	N/A
Green securities	16. Share of securities not issued under Union legislation on environmentally sustainable bonds	Proportion of securities not issued under Union law on environmentally sustainable bonds	N/A

Adverse Sustainability Indicator		Metric	2022
Additional indicators for social and employee, respect for human rights, anti-corruption and anti-bribery matters			
Social and employee matters	1. Investments in companies without workplace accident prevention policies	Companies without accident prevention policies in place	Please see our Occupational Health, Safety and Well-Being Policy
	2. Rate of accidents	Rate of accidents	Please see chapter 2.9.6. Main occupational health and safety indicators (Safety, health and well-being at work).
	3. Number of days lost to injuries, accidents, fatalities or illness	Number of days lost to injuries, accidents, fatalities or illness	Please see chapter 2.9.6. Main occupational health and safety indicators (Safety, health and well-being at work).
	4. Lack of a supplier code of conduct	Companies without a supplier code of conduct (versus unsafe working conditions, work precarious, child labour and forced labour)	Supplier conduct is integrated throughout our policies.
	5. Lack of grievance/ complaints handling mechanism related to employee matters	Companies without a grievance/ complaints managing mechanism related to employee matters	Our whistleblower channel allows all employees and stakeholders to report, anonymously or personally.
	6. Insufficient whistleblower protection	Investments in entities without whistleblower protection policies	Our whistleblower channel complies with the European Directive on the protection of persons reporting breaches of EU law, as well the Good Governance Code for listed companies.
	7. Incidents of discrimination	1. Number of incidents of discrimination reported in companies 2. Number of incidents of discrimination that gave rise to sanctions in companies	0
	8. Excessive CEO pay ratio	Average ratio between the total annual remuneration of the person with the highest salary and the average annual remuneration of the group of workers (excluding the person with the highest remuneration)	103:1

Adverse Sustainability Indicator		Metric	2022
Human Rights	9. Lack of a human rights policy	Entities without human rights policy	We have a Global Human Rights Policy in place that was adopted by our Board of Directors and is applicable to all companies of the Telefónica Group.
	10. Lack of due diligence	Entities without a due diligence process to identify, avoid, mitigate and address adverse human rights incidents	We have a longstanding human rights due diligence process in place, which is elaborated on in greater detail in our Global Human Rights Policy. Please see chapter 2.15.6. Action plan and commitments (Human Rights).
	11. Lack of processes and measures for preventing trafficking in human beings	Companies invested without proper processes and measures for preventing trafficking in human beings	As part of our Global Human Rights Policy, we prohibit any form of human trafficking within our operations as well as supply chain and conduct risk-based due diligence to minimise any possible risks in our supply chains.
	12. Operations and suppliers at significant risk of incidents of child labour	Operations and suppliers at significant risk of incidents of child labour in terms of geographic areas or types of operation	No significant risk identified. Please see chapter 2.20.5. Action plan and commitments (Responsible supply chain management).
	13. Operations and suppliers at significant risk of incidents of forced or compulsory labour	Operations and suppliers at significant risk of incidents of forced or compulsory labour in terms of geographic areas or types of operation	No significant risk identified. Please see chapter 2.20.5 Action plan and commitments (Responsible supply chain management).
	14. Number of identified cases of severe human rights issues and incidents	Number of identified cases of severe human rights issues and incidents	See answer to "Violations of UN Global Compact principles and Organisation for Economic Cooperation and Development (OECD) Guidelines for Multinational Enterprises". No cases of severe human rights issues and incidents. Having said that, we report the number of consultations/ complaints on human rights in our Responsible Business Channel. Please see chapter 2.15. Human rights.
Anti-corruption & anti-bribery	15. Lack of anti-corruption and anti-bribery policies	Entities without anti-corruption and anti-bribery policies consistent with the United Nations Convention against Corruption	Please see our Anti-corruption Policy
	16. Cases of insufficient action taken to address breaches of standards of anti-corruption and anti-bribery	Cases of insufficient action taken to address breaches of standards of anti-corruption and anti-bribery	Please see chapter 2.17.5. Action Plan and Commitments (Ethics and compliance).
	17. Number of convictions and amount of fines for violation of anti-corruption and anti-bribery laws	Number of convictions and amount of fines for violation of anti-corruption and anti-bribery laws	Please see Note 29 b) in Consolidated Annual Accounts.



This version of our report is a free translation of the original, which was prepared in Spanish. All possible care has been taken to ensure that the translation is an accurate representation of the original. However, in all matters of interpretation of information, views or opinions, the original language version of our report takes precedence over this translation.

Independent verification report

To the shareholders of Telefónica, S.A.:

Pursuant to article 49 of the Code of Commerce, we have verified , with the scope of a limited assurance engagement, the Consolidated Non-Financial Information Statement ("NFIS") for the year ended 31 December 2022 of Telefónica, S.A. (Parent company) and subsidiaries (hereinafter "Telefónica" or the Group) which forms part of the accompanying Group consolidated management report ("CMR").

The content of the consolidated management report includes information additional to that required by current mercantile legislation in relation to non-financial information, which has not been covered by our verification work. In this respect, our work was limited solely to verifying the information identified in the table "2.21.9. Compliance table of Spanish Law 11/2018 of 28 December – GRI Standards" included in the accompanying consolidated management report.

Likewise, we have carried out a moderate assurance engagement of the application of the principles of inclusivity, materiality, responsiveness, and impact, related to the information included in the section "1.4 Materiality" of the CMR in accordance with the provisions of the 2018 AccountAbility Principles Standard AA1000 (AA1000AP) issued by AccountAbility.

Responsibility of the directors of the Parent company

The preparation of the NFIS included in Telefónica's consolidated management report and the content thereof, are the responsibility of the directors of Telefónica, S.A. The NFIS has been drawn up in accordance with the provisions of current mercantile legislation and in accordance with the criteria of the *Sustainability Reporting Standards* of the *Global Reporting Initiative* ("GRI Standards") as per the details provided for each matter in the 2.21.9. Compliance table of Spanish Law 11/2018 of 28 December – GRI Standards of the consolidated management report.

This responsibility also includes the design, implementation and maintenance of the internal control considered necessary to allow the NFIS to be free of material misstatement due to fraud or error.

The directors of Telefónica, S.A. are also responsible for defining, implementing, adapting, and maintaining the management systems from which the information required to prepare the NFIS is obtained.

Our independence and quality management

We have complied with the independence requirements and other ethical requirements of the International Code of Ethics for Professional Accountants (including International Independence Standards) issued by the International Ethics Standards Board for Accountants ("IESBA Code") which is founded on fundamental principles of integrity, objectivity, professional competence and due care, confidentiality and professional behaviour.

PricewaterhouseCoopers Auditores, S.L., Torre PwC, Pº de la Castellana 259 B, 28046 Madrid, España
Tel.: +34 915 684 400 / +34 902 021 111, Fax: +34 915 685 400, www.pwc.es

R. M. Madrid, hoja 87.250-1, folio 75, tomo 9.267, libro 8.054, sección 3ª
Inscrita en el R.O.A.C. con el número S0242 - CIF: B-79 031290



Our firm applies current international quality standards and maintains, consequently, a quality system that includes policies and procedures related to compliance with ethical requirements, professional standards and applicable legal and regulatory provisions.

The engagement team consisted of professionals specialising in Non-financial Information reviews, specifically in information on economic, social and environmental performance.

Our responsibility

Our responsibility is to express our conclusions in a limited assurance independent report based on the work we have performed. We carried out our work in accordance with the requirements laid down in the current International Standard on Assurance Engagements (ISAE) 3000 Revised, Assurance Engagements other than Audits or Reviews of Historical Financial Information (ISAE 3000 Revised) issued by the International Auditing and Assurance Standards Board (IAASB) of the International Federation of Accountants (IFAC) and in the Guidelines for verification engagements of the Non-Financial Information Statement issued by the Spanish Institute of Auditors ("Instituto de Censores Jurados de Cuentas de España").

In addition, we have performed our moderate assurance engagement (type 2) in accordance with the AA1000 Assurance Standard v3 issued by AccountAbility in relation to the nature and extent of the organization's compliance with the principles, as well as the reliability of specific information regarding sustainability performance.

In a limited assurance engagement, the procedures performed vary in nature and timing of execution, and are less extensive, than those carried out in a reasonable assurance engagement and accordingly, the assurance provided is also lower.

Our work consisted of posing questions to management as well as to the various units of the Group that were involved in the preparation of the NFIS, of the review of the processes for compiling and validating the information presented in the NFIS, and in the application of certain analytical procedures and review procedures on a sample basis, as described below:

- Meetings with the Telefónica, S.A. personnel to understand the business model, policies and management approaches applied, principal risks relating to these matters and to obtain the information required for the external review.
- Analysis of the scope, relevance, and integrity of the content of the NFIS for the year 2022, based on the materiality analysis carried out by the Group and described in section "1.4 Materiality", taking into account the content required by current mercantile legislation.
- Analysis of the procedures used to compile and validate the information presented in the NFIS for the year 2022.
- Review of information relating to risks, policies and management approaches applied in relation to material matters presented in the NFIS for the year 2022.
- Analysis of the documentation and actions related to the application of the inclusivity, materiality, responsiveness, and impact principles of the AA1000AP (2018).
- Verification, by means of sample testing, of the information relating to the content of the NFIS for the year 2022 and that it was adequately compiled using data provided by the sources of the information.



- Regarding the indicators on energy consumption and greenhouse gas emissions, we have reviewed that they have been verified by an independent third party in accordance with the ISO 14064-3 standards and we have evaluated the competence, capabilities and objectivity of the verification team and the adequacy of its work based on a review of the work planning activities and reports issued.

- Obtaining a management representation letter from the directors and management of the Parent company.

Conclusion

Based on the procedures performed in our verification and the evidence we have obtained, nothing has come to our attention that causes us to believe that:

- the NFIS of Telefónica, S.A. and its subsidiaries, for the year ended 31 December 2022 has not been prepared, in all material respects, in accordance with the provisions of current mercantile legislation and in accordance with the criteria of GRI as per the details provided for each matter in the table "2.21.9. Compliance table of Spanish Law 11/2018 of 28 December – GRI Standards" of the consolidated management report.

- The information included in the section "1.4. Materiality" of Telefónica's CMR, regarding the application of the principles of inclusivity, materiality, responsiveness, and impact, has not been prepared, in all of their significant matters, in accordance with the provisions of the AA1000AP (2018).

Emphasis of matter

The Regulation (EU) 2020/852 of the European Parliament and of the Council of 18 June 2020 relating to the establishment of a framework to facilitate sustainable investments establishes the obligation to disclose information on the manner and extent to which the company's activities are associated with economic activities aligned in relation to the objectives of climate change mitigation and adaptation to climate change for the first time for the year 2022, in addition to the information referring to eligible activities required in the year 2021. Consequently, comparative alignment information has not been included in the accompanying NFIS. Additionally, it should be noted that Telefónica's directors have restated the previous year's indicators on eligibility, which differ from those contained in the NFIS approved in that year, and have incorporated information on the criteria that, in their opinion, best allow compliance with the aforementioned obligations and that are defined in section "1.8. European taxonomy of sustainable activities" of the accompanying NFIS. Our conclusion has not been modified in relation to this matter.

Recommendations

Regarding the observations and recommendations for improvement which have arisen from the implementation of our assurance engagement, we proceed to suggest some recommendations which seek to empower the application of the principles of inclusivity, materiality, responsiveness, and the impact of the AA1000AP Standard (2018). Nevertheless, these improvements do not modify the limited or moderate nature of this assurance engagement report.



Inclusivity

In its 2022 consolidated management report, the Group highlights the updating of its materiality matrix under the framework of double materiality through the integration of sustainability aspects as elements of its strategy and decision-making processes. Regarding the strategy of participation and commitment with stakeholders in this updating exercise, Telefónica includes, in section "C. Commitment to stakeholders, including their perception of the issues identified and assessed", which is part of the section "1.4.1. Double materiality" of the management report, the way in which the main stakeholders have participated in the identification and weighting of the issues of relevance for each group consulted.

Double materiality addresses the identification and evaluation of impacts from a double perspective, on the one hand, impacts on the value of Telefónica, and on the other, impacts on society and environment, including those that affect human rights, derived from the Company´s activity. In line with the foregoing, it is recommended that Telefónica continues working, identifying the impacts on the affected stakeholders based on the real or potential damages or benefits for the affected parties.

Relevance

With the approval of the European Corporate Sustainability Reporting Directive (CSRD), the concept of double materiality is emphasized, urging entities to contemplate and provide more information on how non-financial aspects impact the entity's financial position and results ("financial materiality" or "inward impacts") as well as on how society impacts the environment in a broad sense (including social and environment aspects, protection of human rights, etc.) and, consequently, how the entity impacts the different stakeholders ("environmental and social materiality" or "outward impacts").

Telefónica's double materiality analysis has been performed in four steps to assess the impact from a global perspective, according to the impact on Telefonica's value and the impact on society and the environment: identification and updating of material issues; evaluation and prioritization through evidence demonstrating the impact on society and the environment and on the Company's value; engagement with stakeholders, including their perception of the issues identified and evaluated, and monitoring and validation of the materiality process.

In this sense, it is recommended that Telefónica continues advancing and adapting to the Guidelines of the European Financial Reporting Advisory Group (EFRAG). It is advisable for Telefónica to create its own matrices for each stakeholder group according to the relevant aspect identified and, as far as possible, to include the variable of reputational risk analysis in relation to the impacts of each stakeholder group.

Responsiveness

The double materiality approach helps the Company to respond to relevant sustainability issues and their related impacts on its external and internal stakeholders and ensures that Telefónica's decisions, actions and performance incorporate relevant issues and their related impacts. Thanks to the creation of the diverse communication channels, action plans have been established which respond to the needs that have arisen, generating positive impacts, and minimizing negative impacts.

Responding to stakeholders in a way that addresses the specific needs, concerns and expectations of each group has become a strategic aspect for the entities. In this sense, the Group has specific communication channels for each stakeholder group, with which it seeks to provide a response that addresses the specific needs, concerns, and expectations of each group. Along these lines, during fiscal year 2022, based on the relevant issues identified, the Group has developed consultation processes with certain stakeholders (customers and employees) with the aim of proposing improvements in the organization's response, addressing the specific needs, concerns, and expectations of these stakeholders, identified in the consultation processes.



In line with the above, we recommend Telefónica to continue developing consultation and communication processes with the rest of the stakeholders associated with those relevant issues that emerged in the double materiality analysis.

Impact

In 2022, the Key Performance Indicators (KPIs) reflected in fiscal year 2021 have been maintained, allowing us to evaluate performance in terms of impact with respect to previous years. In this regard, the table "Communication channels with our stakeholders" included in section "1.4.5. Stakeholder engagement" includes a series of KPIs related to issues that may be of interest to different stakeholders. Additionally, in 2022, a new indicator (multi-channel relationship survey) related to Customers has been integrated, that identifies surveys conducted with this stakeholder group to learn about their experience with Telefónica and improve contact channels.

In this regard, it is recommended that the Group continues working on the alignment of the different KPIs identified, associating them with its different stakeholders, which will allow it to continue strengthening the measurement and evaluation of the Group's impacts in line with the Group's commitment to transparency and effective dialogue.

Use and distribution

This report has been drawn up in response to the requirement established in current Spanish mercantile legislation and therefore may not be suitable for other purposes and jurisdictions.

PricewaterhouseCoopers Auditores, S.L.



Pablo Bascones Ilundáin

23 February 2023

AA1000
Licensed Report
000-42/V3-ZLLAL

AENOR
Confía

Verification Statement of AENOR for Telefónica on the Inventory of greenhouse gas emissions corresponding to the year 2022

DOSSIER: 2009/1123/GHG/01

Introducción

Telefónica (hereinafter the company) commissioned AENOR INTERNACIONAL, S.A.U. (AENOR) to make a limited revision of the inventory of greenhouse gases (GHG) of its activities included in the GHG report of 2022, which is part of this Declaration.

AENOR is accredited by Entidad Mexicana de Acreditación (OVVGEI 004/14) (issue date: 31/10/2014), update date 19/07/2021), according to ISO 14065:2013, to conduct GHG verifications according to ISO 14064-3:2006 in the Energy and Waste Sector.

Inventory of GHG emissions issued by the Organisation: Telefónica, C/ Ronda de la Comunicación, Distrito Telefónica, Madrid

Representatives of the Organisation: Maya Ormazábal Herrero/Camilo Andrés Guarín García, Climate Change and Energy Efficiency Office of Telefónica.

Telefónica was responsible for reporting its GHG emissions considered in accordance with the reference standard ISO 14064-1:2006.

Objective

The objective of the verification is to provide the interested parties with an independent and professional opinion on the information and data contained in the above mentioned GHG Report issued by Telefónica.

Scope of the Verification

The GHGs and emissions sources considered as well as the organizational boundaries from the activities of Telefónica included in the GHG inventry are described below.

The GHG inventory of the organization includes the following GHGs: CO_2, CH_4, N_2O, HFCs and HCFCs.

For the verification process, a control approach is considered, under which Telefónica accounts for emissions attributable to the operations and facilities over which it exercises operational control.

Facilities is understood as base stations, technical buildings, vehicle fleets, office buildings, call centers and stores. Under this approach, the scope of the geographic verification is established for the following countries where the Telefónica Group operates:

AENOR INTERNACIONAL, S.A.U. C/ GÉNOVA 6, 28004 MADRID (SPAIN)
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Organizational and geographic boundaries		
Europe	**Latin America**	**Telxius Group**
Spain	Argentina (fixed and mobile networks)	
Fixed and mobile networks	Brazil (fixed and mobile networks)	
Corporate Buildings	Chile (fixed and mobile networks)	
Distrito Telefónica	Colombia (fixed and mobile networks)	
Diagonal Building	Ecuador (mobile network)	
Gran Vía Building	Mexico (mobile network)	
Boecillo Building	Peru (fixed and mobile networks)	
Germany (fixed and mobile networks)	Uruguay (mobile network)	
	Venezuela (mobile network)	

Direct, indirect activities and exclusions from the verification.

- Scope 1- Direct GHG emissions
- Scope 2 – Energy indirect GHG emissions
- Scope 3- Other indirect emissions:
  - Purchased goods and services
  - Capital goods
  - Fuel- and energy-related activities (not included in scope 1 or scope 2)
  - Business travel
  - Use of sold products
  - Investments

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Base Year

Telefónica has selected 2015 as the base year for Scope 1 and 2 and 2016 for Scope 3.

Materiality

For the verification it was agreed to consider as material discrepancies those omissions, distortions or errors that could be quantified and result in a difference of more than 5% with respect to the total of emissions declared.

Criteria

In general, the verification of the Greenhouse Gas Inventory Report has been carried out taking into account the requirements set out in the Greenhouse Gas Inventory Report:

a) GHG Protocol: A Corporate Accounting and Reporting Standard (Revised Edition)

b) ISO 14064-3:2006 Standard: Specification with guidance for the validation and verification of greenhouse gas assertions

AENOR expressly disclaims any responsibility for investment or other decisions based on this statement.

Conclusion

As a conclusion and according to the limited level of assurance agreed, AENOR states:

There is no evidence to suggest that Telefónica's information reported greenhouse gas emissions for the 2022 period is not a true and fair representation of the emissions from its activities.

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Consistent with this Declaration, the emissions and energy consumption data finally verified are listed below:

Year: 2022	t CO_2e
Scope 1: Direct GHG emissions	**131.809**
Scope 2: Energy indirect GHG emissions (Location-Based Method)	**1.002.189**
Scope 2: Energy indirect GHG emissions (Market-Based Method)	**221.537**
Scope 3: Other indirect GHG emissions (total)	**1.974.033**
○ Purchased goods and services	1.012.294
○ Capital godos	225.991
○ Fuel- and energy-related activities (not included in scope 1 or scope 2)	120.194
○ Business travel	21.149
○ Use of sold products	550.423
○ Investments	43.982
Biogenic emissions	**13.873**
Emissions offsets	**36.331**
Net Emissions [Scope 1 + Scope 2(market) - Emissions offsets]	**118.410**
Directed actions	**131.809**

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Energy consumption data:

Year: 2022	
Total energy consumption (MWh)	6.106.255
Total electricity consumption (MWh) + Self-generation of renewable energy (MWh)	5.824.828
Fuel and District heating (MWh)	281.427
Consumption of electricity from renewable sources including self-generation (MWh)	4.619.736
% Consumption of renewable electricity in own facilities	82,26 %
Directed actions (MWh)	407.862

Directed actions:

2022 Energy Efficiency Plan: In order to optimise the energy consumption of Telefónica's communications network, different actions have been implemented, among which the following stand out:

- Network transformation
- Cooling
- Modernization of power equipment
- Lighting
- Power Saving Features
- Self-consumption

Derived from the implementation of the 2022 Energy Efficiency Plan, a saving of **118.410 tCO2e** was achieved (equivalent to a saving of **407.862 MWh** in electricity consumption).

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Lead Verifier: D. Jesús Carlos SAN MELITON SANZ

Technical Evaluator: D. Fernando SEGARRA ORERO

22697070A FERNANDO SEGARRA (C:A83076687)

Firmado digitalmente por 22697070A FERNANDO SEGARRA (C:A83076687)

Madrid, 09 th of February 2023

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Verification Statement of AENOR for Telefónica United Kingdom on the Inventory of greenhouse gas emissions corresponding to the year 2021

DOSSIER: 2009/1133/GHG/01

Introducción

Telefónica (hereinafter the company) commissioned AENOR INTERNACIONAL, S.A.U. (AENOR) to make a limited revision of the inventory of greenhouse gases (GHG) of its activities included in the GHG report of 2021, which is part of this Declaration.

AENOR is accredited by Entidad Mexicana de Acreditación (OVVGEI 004/14) (issue date: 31/10/2014), update date 10/07/2021), according to ISO 14065:2013, to conduct GHG verifications according to ISO 14064-3:2006 in the Energy and Waste Sector.

Inventory of GHG emissions issued by the Organisation: Telefónica, C/ Ronda de la Comunicación, Distrito Telefónica, Madrid

Representatives of the Organisation: Maya Ormazábal Herrero/Camilo Andrés Guarín García, Climate Change and Energy Efficiency Office of Telefónica.

Telefónica was responsible for reporting its GHG emissions considered in accordance with the reference standard GHG PROTOCOL.

Objective

The objective of the verification is to provide the interested parties with an independent and professional opinion on the information and data contained in the above mentioned GHG Report issued by Telefónica.

Scope of the Verification

The GHGs and emissions sources considered as well as the organizational boundaries from the activities of Telefónica included in the GHG inventry are described below.

The GHG inventory of the organization includes the following GHGs: CO_2, CH_4, N_2O, HFCs and HCFCs.

For the verification process, a control approach is considered, under which Telefónica accounts for emissions attributable to the operations and facilities over which it exercises operational control.

Facilities is understood as base stations, technical buildings, vehicle fleets, office buildings, call centers and stores. Under this approach, the scope of the geographic verification is established.



Direct, indirect activities and exclusions from the verification.

- Scope 1- Direct GHG emissions
- Scope 2 – Energy indirect GHG emissions

Base Year

Telefónica has selected 2015 as the base year for Scopes 1 and 2.

Materiality

For the verification it was agreed to consider as material discrepancies those omissions, distortions or errors that could be quantified and result in a difference of more than 5% with respect to the total of emissions declared.

Criteria

In general, the verification of the Greenhouse Gas Inventory Report has been carried out taking into account the requirements set out in the Greenhouse Gas Inventory Report:

a) GHG Protocol: A Corporate Accounting and Reporting Standard (Revised Edition)

b) ISO 14064-3:2006 Standard: Specification with guidance for the validation and verification of greenhouse gas assertions

AENOR expressly disclaims any responsibility for investment or other decisions based on this statement.

AENOR Confía

Conclusion

As a conclusion and according to the limited level of assurance agreed, AENOR states:

There is no evidence to suggest that Telefónica United Kingdom's information reported greenhouse gas emissions for the 2021 period is not a true and fair representation of the emissions from its activities.

Consistent with this Declaration, the emissions and energy consumption data finally verified are listed below:

Emissions data:

Year: 2021 (JANUARY-MAY)	t CO_2e
Scope 1: Direct GHG emissions	1.410
Scope 2: Energy indirect GHG emissions (Location-Based Method)	46.368
Scope 2: Energy indirect GHG emissions (Market-Based Method)	13.926



Energy consumption data:

Year: 2021 (JANUARY-MAY)	
Total energy consumption (MWh)	223.657
Total electricity consumption (MWh) + Self-generation of renewable energy (MWh)	218.417
Fuel and District heating (MWh)	5.239
Consumption of electricity from renewable sources including self-generation (MWh)	174.347
% Consumption of renewable electricity in own facilities	100%

Lead Verifier: D. Jesús Carlos SAN MELITON SANZ

Technical Evaluator: D. Fernando SEGARRA ORERO

22697070A FERNANDO SEGARRA (C:A83076687)

Firmado digitalmente por 22697070A FERNANDO SEGARRA (C:A83076687)

Madrid, 10th of February 2022

2.22. Reasonable assurance

2.22.1. Strengthening the control of Non-Financial Information

Telefónica is aware of the growing importance of reporting non-financial/sustainability information to our stakeholders. This is a growing demand not only from our customers and society as a whole, but also from investors and regulators. In Spain specifically, the Good Governance Code of Listed Companies (revised in June 2020) strengthens the roles allocated to the Audit Committee. The document recommends allocating roles related to the oversight and assessment of non-financial information preparation and integrity to this committee, as well as the oversight and assessment of non-financial risk management and control systems. It also recommends revising compliance with regulatory requirements, the appropriate definition of the scope of consolidation and the correct application of accounting criteria in line with the guidelines previously established in 2017 under Technical Guidelines 3/2017 of the Spanish National Securities Market Commission (CNMV).

For that reason, Telefónica began designing the Non-Financial Information Internal Control System (NFIICS) in 2019. This project covers risk management, control activities, information and disclosure processes, and oversight activities for the entire non-financial reporting process. The aim is to provide a control framework for the non-financial/sustainability information to be reported in the Consolidated Management Report of the Telefónica Group.

The project has led to the production of a reasonable assurance report by the external verifier PwC since 2020. Suppliers were updating their ESG assessment processes in 2022 in line with the proposed European Directive on Corporate Sustainability Due Diligence. Telefónica has therefore replaced certain indicators that reflect our performance in the supply chain.

As a result, our reasonable assurance report has been drawn up according to the following six indicators:

- Awarded suppliers (N°)
- Volume of purchases awarded (M€)
- Net Promoter Score (NPS) (%)
- Severe digital security breaches with an impact on the personal data of customers (N°)
- Privacy and data protection fines (N°)
- Privacy and data protection fines stemming from a security breach or incident (N°)

As referred to in section 2.21.5. Principles for preparing the Non-Financial Information Statement (NFIS), Telefónica reports non-financial/sustainability information according to the GRI and SASB standards and frameworks, among others.

The reasonable assurance procedures followed by the external verifier covered the Telefónica Group's main operators in Spain, Brazil and Germany for the purposes of the Integrated Report of the Telefónica Group as at 31 December 2022.

Our Company will continue to implement this project with a view to further strengthening our NFIICS.

Indicators under Reasonable Assurance 2022

Indicator	Valor
Awarded suppliers	3,562
Volume of purchases awarded	14,375 M€
NPS	31
Severe digital security breaches with an impact on the personal data of customers	1
Fines for privacy/data protection issues	14
Stemming from a security breach or incident	0

Aggregate data for Telefónica Spain, Telefónica Germany and Telefónica Brazil, and their subsidiaries, the scope of consolidation for which is given in Appendix I: Scope of consolidation for the Consolidated Financial Statements 2022. The companies "Bluevia Fibra" and "Vita IT Comércio e Serviços de Soluções" are excluded as they were incorporated into the Group in the last quarter of 2022.

Indicator preparation and reporting criteria	
Awarded suppliers (Nº)	The total number of suppliers registered in the procurement system to which the procurement of products/services was allocated under the following premises: • Purchases allocated on any allocation date up to 31 December in the year corresponding to the Consolidated Management Report and with an impact on the budgetary year corresponding to said report. • Data from the Global Procurement platform are included. • The following purchases are excluded: content (films, series, programmes), exempt purchases (listed in the Telefónica procurement manual), MCT and purchases from suppliers belonging to the Telefónica Group.
Volume of purchases awarded (M€)	Total amount (in euros) of purchases allocated by the Telefónica Group with an impact on the budgetary year corresponding to the Consolidated Management Report. • Purchases allocated on any allocation date up to 31 December in the year corresponding to the Consolidated Management Report and with an impact on the budgetary year corresponding to said report. • Data from the Global Procurement platform are included. • The following purchases are excluded: content (films, series, programmes), exempt purchases (listed in the Telefónica procurement manual), MCT and purchases from suppliers belonging to the Telefónica Group.

Net Promoter Score (NPS) (%)

NPS is defined as the willingness of a Telefónica customer to recommend products/services under the Movistar, O2 and Vivo brands.

The calculation refers to the % of customers classified as promoters (score of 9 and 10) minus the % of customers classified as detractors (score from 1 to 6, inclusive).

To obtain the % of customers in each category (promoters and detractors), a survey is conducted on a representative sample of customers* and then weighted to represent the reality for Telefónica's customers in each country/segment/sub-segment.

The weighting applied to the NPS results is based on the following variables:
- Global NPS: representativeness of each country's net revenue budget in the current year.
- Total country NPS: representativeness of each segment's net revenue budget in the current year. The segments differ depending on the country presenting the information. The main segments include: mass market, corporate, SME, large accounts, Blau, O2, B2P, fixed-line residential, pre-paid mobile, post-paid mobile.
- Segment NPS: according to the needs of each country and to guarantee better sample representativeness, the study quotas are sub-segmented according to the variables of total revenue in the previous year and accesses.

The reported NPS refers to the mobile average from the final quarter of the year, except for segments from the countries listed below:
- Spain: the "large accounts" segment refers to the annual mobile average.
- Brazil: the "corporate" segment refers to the annual half-yearly average.

In certain specific cases, where the required samples for a given segment are not obtained, half-yearly averages are used to ensure sample representativeness.

***Sample size calculation:**
To calculate the sample size needed for the NPS study on each of the segments, the following formula should be used:

$$n = \frac{k^2 * VAR_{NPS}}{C.I.^2}$$

Where:
- n: sample size.
- k = 1.96 (Reliability Factor associated with a confidence level of 95%).
- VARNPS: NPS variance.
- C.I.: desired Confidence Interval.

The NPS variance is calculated as:

$$VAR(NPS) = (1 - NPS)^2 * \%P + (0 - NPS)^2 * \%N + (-1 - NPS)^2 * \%D$$

Where:
- %P: the percentage of Promoters; %N = the percentage of Neutrals; and %D = the percentage of Detractors.
- NPS = %P - %D.
- N: total customers in the sample

The segment level formula to be applied for calculating the NPS standard error is as follows:

$$EE = \frac{s}{\sqrt{n}}$$

- EE: Standard Error.
- s: sample standard deviation. This is also the square root of the variance.
- n: sample size.

The Standard Error for the weighted country total is calculated from the standard error of each segment and the respective segment weights:

$$EE_{(total\ county)} = \sqrt{\sum (W_{segment} * EE_{segment})^2}$$

Where:
- W: Weight of the segment in the country total.
- EE: Standard Error.

Severe digital security breaches with an impact on the personal data of customers (Nº)	Total number of digital security breaches or incidents classified as serious by the Telefónica Group which have compromised the security of customers' personal data as a result of a cyberthreat or cyberattack. A "digital security breach or incident" is understood as any event which has a real adverse impact on the security of networks and information systems and is caused by a cyberthreat. Of such events, those classified as serious (critical severity) are the ones which have a high impact for the Group company concerned and meet one of the following criteria: • Estimated direct economic impact of more than €500,000. • Significant traditional and social media coverage, assessed by the local cybersecurity team. • Impact on the continuity of a main service (mobile or fixed telephony, internet, etc.), affecting more than 10% of users for at least one hour. • Affecting more than 25% of systems. • Relating to leakage of customer or employee data, provided that more than 5% of customers or employees have been affected. They may also be considered as having a high impact when, without reaching the threshold, they pose a high risk to the rights and freedoms of natural persons. • Other (as justified by the Chief Security Officer). A "cyberthreat" is understood as a potential cause of an unexpected incident which could result in damage to an information asset, or to the organisation, and is implemented via the internet or communication networks. A "cyberattack" is understood as the realisation of a cyberthreat.
Privacy and data protection fines (Nº)	Total number of definitive financial penalties for privacy and data protection matters related to customers, employees or others (e.g. potential customers, non-customer web users, etc.) issued by a competent authority with no option to appeal under applicable local law.
Privacy and data protection fines stemming from a security breach or incident (Nº)	In addition to the total number, those penalties that meet the above definition, and which are also the consequence of a personal data security breach, are reported as a subset of the "Privacy and data protection fines" indicator. A "personal data security breach" is understood to be a single or series of unexpected or unwanted security events which have a significant likelihood of compromising business operations and threatening information security vis-à-vis confidentiality, integrity or availability, and that result in the accidental or unlawful destruction, loss or alteration or unauthorised disclosure of or access to personal data transmitted, stored or otherwise processed, or the unauthorised disclosure of or access to such data, such as those stemming from lost or stolen devices, data leakage, ransomware or unintentional communications.



This version of our report is a free translation of the original, which was prepared in Spanish. All possible care has been taken to ensure that the translation is an accurate representation of the original. However, in all matters of interpretation of information, views or opinions, the original language version of our report takes precedence over this translation.

Independent reasonable assurance report

To the Board of Directors of Telefónica, S.A.:

We have carried out a reasonable assurance engagement on the non-financial indicators contained in the table "Indicators under Reasonable Assurance 2022" in section "2.22.1 Strengthening the control of Non-Financial Information" (hereinafter "section 2.22.1") of the Consolidated Management's Report for 2022 of Telefónica, S.A. (Parent Company) and subsidiaries related to the Telefónica group companies identified in Appendix I and operating in the markets of Spain, Brazil and Germany, linked to its core business, which is mainly associated with the deployment of telecommunications networks and the management and marketing of services related to the networks (hereinafter "Telefónica's main operators"), for the year ended 31 December 2022, prepared in accordance with the "Indicator preparation and reporting criteria", contained in section 2.22.1 and established by Telefónica S.A.

Responsibility of the directors of the Parent company

The directors of Telefónica, S.A. are responsible for the preparation, content and presentation of the non-financial indicators prepared in accordance with the "Indicator preparation and reporting criteria" contained in section 2.22.1. This responsibility includes the design, implementation and maintenance of the internal control that is considered necessary to enable the non-financial indicators to be free from material misstatement, whether due to fraud or error.

Telefónica S.A. directors are also responsible for defining, implementing, adapting, and maintaining the management systems from which the necessary information for the preparation of the non-financial indicators is obtained.

Our responsibility

Our responsibility is to issue a reasonable assurance report based on the procedures we have performed and the evidence we have obtained. We conducted our reasonable assurance engagement in accordance with International Standard on Assurance Engagements (ISAE) 3000 Revised, "Assurance Engagements Other than Audits and Reviews of Historical Financial Information" (ISAE 3000 Revised), issued by the International Auditing and Assurance Standards Board (IAASB) of the International Federation of Accountants (IFAC).

A reasonable assurance engagement requires, planning for the engagement, understanding of the non-financial indicators in section 2.22.1 on which the report is issued, and other engagement circumstances, as well as an assessment of the risk that material misstatements may exist, intentional or not, the response to such risks to the extent necessary under the circumstances, based on our professional judgement, the evaluation of the content and global presentation of the information presented, and the performance of other procedures that we have deemed necessary.



A reasonable assurance engagement, in accordance with ISAE 3000 Revised, includes obtaining an understanding of the System of Internal Control over Non-Financial Information, assessing the risk that material weaknesses in the internal control may exist, that controls are not adequately designed or operating effectively, performing such tests and evaluating the design and implementation effectiveness of such system which are based on our professional judgment, and the performance of other procedures considered to be necessary.

We believe that the evidence we have obtained provides a sufficient and appropriate basis for our opinion.

A summary of the procedures performed is described hereafter:

- Meetings and interviews with the managers and personnel of Telefónica, S.A. and the various units of Telefónica's main operators involved in the preparation of section 2.22.1 of the Consolidated Management Report, including the responsible of obtaining, validating, and compiling the information included therein.

- Analysis of the procedures and systems used to compile and validate the information presented in section 2.22.1 of the Consolidated Management Report.

- Analysis of the adaptation and presentation of the non-financial indicators to the " Indicator preparation and reporting criteria" established by Telefónica S.A. and Telefónica's main operators, as well as the consistent application of mentioned criteria.

- Obtaining the original supporting documentation, quantitative or qualitative, obtained from the information management systems of Telefónica's main operators or from external sources, used in the preparation of the non-financial indicators.

- Performing tests in the design and effectiveness of the internal controls established in the process of compiling and validating the information included in the non-financial indicators.

- Performing substantive detailed testing on the non-financial indicators of Telefónica's main operators.

- Verification, by means of tests, based on the selection of a sample of quantitative information on the non-financial indicators of Telefónica's main operators. We have also checked that they are adequately compiled from the data supplied by the information sources of Telefónica's main operators.

- Obtainment of a management representation letter from the directors and the management of Telefónica S.A.

Our independence and quality control

We have complied with the independence requirements and other ethical requirements of the International Code of Ethics for Professional Accountants (including International Independence Standards) issued by the International Ethics Standards Board for Accountants ("IESBA") which is based on the fundamental principles of integrity, objectivity, professional competence, and due care, confidentiality, and professional behaviour.

Our firm applies the International Standard on Quality Control 1 (ISQC 1) and therefore has in place a global quality control system which includes documented policies and procedures related to compliance with ethical requirements, professional standards, and applicable legal and regulatory provisions.



Opinion

In our opinion, the non-financial indicators of Telefónica's main operators for the year ended 31 December 2022 included in the table "Indicators included in Reasonable Assurance, 2022" in section 2.22.1 of the Consolidated Management's Report have been appropriately and reliably prepared, in all material respects, in accordance with the "Indicator preparation and reporting criteria" contained in section 2.22.1 and established by Telefónica, S.A.

Use and distribution

Our report is issued solely to the directors of Telefónica S.A., in accordance with the terms of our engagement letter. We accept no responsibility to parties other than the directors of Telefónica, S.A.

This work does not constitute an account audit and is not subject to the current audit regulations in Spain and, accordingly, we do not express an audit opinion in accordance with those regulations.

PricewaterhouseCoopers Auditores, S.L.

Pablo Bascones Ilundáin

23 February 2023



Appendix I: Subsidiaries of Telefónica Group included in the report of section 2.22.1 Strengthening the control of Non-Financial Information

Telefónica Spain

- Telefónica Móviles España, S.A.U.
- Telefónica de España, S.A.U.
- Telefónica Servicios Integrales de Distribución S.A.U.
- Telefónica Soluciones de Informática y Com. de España S.A.U.
- Solar360 Soluciones de Instalacion y Mantenimiento S.L.
- Telefónica España Filiales, S.A.
- Telefónica Soluciones de Outsourcing, S.A.
- Teleinformática y Comunicaciones, S.A.U. (Telyco)
- Telefónica Broadcast Services, S.L.U.
- TBSC Barcelona Producciones, S.L.U.
- Telefónica Audiovisual Digital, S.L.U.
- Telefónica Global Technology, S.A.U.
- Telefónica Educación Digital, S.L.
- Telefónica Servicios Audiovisuales, S.A.U.

Telefónica Germany

- Telefónica Germany GmbH & Co. OHG
- Telefónica Deutschland Holding A.G.
- Telefónica Deutschland Finanzierungs GmbH.
- Telefónica Germany Next GmbH.
- E-Plus Service GmbH & Co.

Telefónica Brazil

- Telefónica Brasil, S.A.
- Terra Networks Brasil, Ltda.
- Telefônica Infraestructura e Segurança Brasil Ltda.
- Garliava RJ Infraestrutura e Redes de Telecomunicacoes S.A.
- Vivo ventures fundo de investimento em participacoes multiestrategia.

3 Risks





3.1. Risk management framework

GRI 2-12, 3-3

KEY POINTS

 Aligning risks with the Group's strategy is essential to achieve our objectives, contributing to value creation.

 Our enterprise risk management (ERM) framework facilitates preventive action against risks, both globally and in the main Group operating businesses.

 Training and involving employees in the risk management culture, encouraging them to identify risks and actively participate in their mitigation is one of the basic principles that guide risk management.

3.1.1. Introduction and reference frameworks

Telefonica has a Risk Management Framework, based on the model established by the Committee of Sponsoring Organizations of the Treadway Commision (COSO[1]) . This framework has been implemented homogeneously throughout the Group's main operations, so that the Company Managers, within their scope of action, can perform a timely identification, assessment, response and monitoring of the main risks.

This model, which is inspired by best practices, facilitates the prioritization and development of coordinated actions against risks, both from a global Group perspective, and a specific focus on its main operations.

The Telefónica's Business Principles specifically state that:

" We establish appropriate controls to evaluate and manage all relevant risks to the Company"
Extract from Responsible Business Principles of Telefónica.



In this sense, the Company has a **Risk Management Policy,** approved by the Board of Directors, and a **Corporate Risk Management Manual,** both based on experience, best practices and Good Corporate Governance recommendations; contributing to the continuous improvement in business performance.

3.1.2. Risks and strategy

Telefónica Risk management remains embedded in our planning process and is fully aligned with our strategy, in line with the requirements of COSO ERM 2017.

[1] COSO ERM framework, "Enterprise Risk Management -Integrating with Strategy and Performance", released in September 2017 by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). COSO is one of the most importance reference on internal control, enterprise risk management, and fraud deterrence

COSO ERM Framework


Mission, vision and core values
Strategy development
Business target formulation
Implementation & performance
Enhanced value
Governance and culture
Strategy and target setting
Performance
Review and revision
Information, communication and reporting

“The main risks are linked to the Company´s strategic objectives”.


Go to chapter 1.5 Startegy

Some of the risks most directly related to the Company's strategy relate mainly to the need for anticipation and adaptation, in an appropriate time, to constant technological changes and new forms of connectivity (For example: Internet of Things), as well as changes in customer preferences in the industry.

3.1.3. Risk Management Governance

Both the Telefonica’s Business Principles and the Risk Management Policy mentioned above, establish that the entire organization has the responsibility to contribute to the identification and management of risks. For the coordination of these activities, the following roles have been established:

Risk Management Governance


Risk Owners
Risk Management Model Coordinators
Supervision of the Risk Management System
Global
Global risk owners
Risk Management Supervision
Audit and Control Committee
Telefónica
eRisk (*)
Local
OBs Steering Committees
Local risk owners
HISPAM

(*) Internal risk management tool

> Supervision of the Risk Management System

The Regulations of the Board of Directors of Telefónica, SA, establish that the primary duty of the Audit and Control Committee (ACC) shall be to support the Board of Directors[2] in its supervisory duties, including the supervision of the risk management framework, including tax risks. In relation to them, it shall be responsible for proposing to the Board of Directors a risk control and management policy, which shall identify at least the following: the types of risk facing the company; the setting of the risk level that the Company deems acceptable; the measures to mitigate the impact of the identified risks, should they materialize; and the control and information systems to be used to control and manage the above-mentioned risks.

To support the Audit and Control Committee in the development of these oversight activities, a risk management function has been established, within Internal Audit, independent of the management, in order to promote, support, coordinate and monitor the implementation of the provisions of this Policy both at Group level and in its main operating businesses.
In order to ensure an adequate supervision of the Telefónica's risk management framework by the Audit and Control Committee, various sessions are held at that committee, through:

- **Overall presentations** on the risk management framework and the situation of the main risks, carried out by Internal Audit. Specifically, during 2022, two general presentations on risks have been made to the Audit and Control Committee of Telefónica.

- **Specific presentations** on the main risks by those responsible for its management. Thus, during 2022, monographic sessions have been held on Strategic Risks, as well as in the areas of Litigation, Compliance, Sustainability, People, Regulation, Cybersecurity, Finance, Tax and T. Tech.

Furthermore, the Audit and Control Committee reports regularly on these matters to the Board of Directors.

[2] The profile of the Directors and their competences in the different matters are detailed in the Annual Corporate Governance Report.

> Risk Owner
Risk owners actively participate in the risk strategy and in the important decisions about their assurance and control. To this end, each of the identified risks will be assigned a person (normally a Director) with full responsibility for the risk and its management, drawing up a plan for its assurance and control (measures to avoid, mitigate or partially transfer the risks) and effectively monitoring its evolution.

Specifically, with respect to fiscal risks, the Group's Fiscal Directorate performs the fiscal control function through the Regional Fiscal Directorates, and the local fiscal control officers in the different subsidiaries in accordance with the principles defined in the Group's Fiscal Control Policy, approved by the Company's Board of Directors.

3.1.4. Tolerance or risk appetite

The Company has a level of **risk tolerance or acceptable risk** established at corporate level; which means its willingness to assume a certain level of risk, to the extent that it allows the creation of value and the development of the business, achieving an adequate balance between growth, performance and risk.

For the risk assessment, the different typology of the risks that could affect the Company is considered, as described below:

- In general, **tolerance thresholds are defined** for all risks, including tax risks, by combination of impact and probability of occurrence. These thresholds are updated annually based on the evolution of the main financial figures, both for the Group as a whole and for the main Telefonica companies.
- In the case of risks related to reputation, sustainability, compliance and corruption, a **zero-tolerance** level is established.

3.1.5. Risk management process

The risk management process takes the Company’s strategy and objectives as a reference for the identification of the main risks that could affect its achievement. The process consists of four stages, which are described below:

Risk Management Process


Assessment
Identification
Company strategy and objectives
Risk response
Monitoring and reporting

> Risks identification
The risks are identified by the managers, taking into account both the factors that cause them and the effects they may have on the achievement of the objectives.

In this identification phase, risks associated with the strategic plan are considered, as well as potential “emerging risks”, meaning those risks that could eventually have an adverse impact on future performance; although its outcome and time horizon is uncertain and difficult to predict.

> Risk assessment
The objective of the risk assessment is to establish an order of magnitude or relevance of the risks, by considering both their eventual impact and their likelihood of occurrence.

For impact purposes, both the **economic impact** (quantified-whenever possible -in terms of operational Cash-flow, considering OIBDA[3] plus CAPEX[4]) and the **reputational impact** (from the variables used in RepTrak[5]) are considered, as well as its potential **impact on compliance**.

[3] OIBDA: Operative Income Before Depreciations and Amortizations.
[4] CAPEX: Capital Expenditure.
[5] Reptrak: Model developed by the Reputation Institute that allows evaluating how different stakeholders perceive the company.

Assessment


Evaluation of specific risks under three complementary dimensions of impact
Reputational
Compliance
Economic
Likelihood

Other qualitative additional factors are also considered, such as the historical trend, the level of assurance or control; or the perspectives on their future evolution.

> Risk response and action plans against risks

In addition to identification and assessment of the risks, the Risk Management Framework considers reasonable response and monitoring mechanisms for said risks. In this sense, it contemplates procedures to respond to the new challenges that arise through the alignment between the strategic objectives and the risks that could affect the fulfillment of such objectives.

The different types of risk response are described below:

Risk response


1
MITIGATE
Take measures to reduce the likelihood of risk occurrence, its potential impact or both.
2
AVOID
Change the way of acting or refrain from proceeding with the activity causing the risk.
3
TRANSFER
Transfer the risk to a third party by taking out insurance or outsourcing the activities.
4
ACCEPT
Make the decision to assume some risk according to management criteria, being necessary to justify the reason for said decision.

Global measures, mainly involving the use of financial derivatives, are undertaken to mitigate certain financial risks such as those relating to exchange-rate and interest-rate fluctuations. In relation to tax risks, the main issues are identified are monitored. Likewise, for a large part of operational risks, the Group uses Multinational insurance Programs, or insurance policies negotiated locally in each country, depending on the type of risk and cover required.

> Monitoring and reporting

In accordance with the different typology of risks, the monitoring and response mechanisms include global initiatives, promoted and coordinated in a homogeneous way in the main operating businesses of the Group, and / or actions specifically aimed at addressing specific risks in some companies at the local level.

Monitoring and reporting


Continuous flow of information and risk monitoring
Risk identification by local managers
Risk map approval by Local Steering Committee
Reporting and consolidation
Validation of risks with global areas
Supervision of the Risk Management System (ACC)

> Business Assurance Framework
A management framework based on the existing assurance allows prioritizing and being more specific in the actions to be carried out in the area of Risk Management and Internal Control.

Business Assurance framework


Main risk
Risk identification and assessment process
Assurance activities
Strategic targets of the Company and related processes

3.1.6. Perspectives of the Risk Management Framework

In order to have a comprehensive model, oriented to the needs and the Group's own configuration, the ERM Framework considers a **risk assessment through four complementary perspectives:**

Perspectives of the Risk Management Framework


Top-Down/Bottom-Up Approach
Transversal Approach
TOP-DOWN
Risks in projects
Risks in processes
BOTTOM-UP

Bottom-up: it is based on the concept of Risk Self-Assessment (RSA), according to which managers are responsible for identifying and describing the specific risks of their area, as well as assessing them and defining an adequate response to them.

Top-down: this assessment is based on the cross-sectional analysis of those matters considered relevant and common to most of the Group's companies, complementing the previous bottom-up approach, thus obtaining a portfolio vision of the main risks of the Company as a whole.

Risks in Processes: support to process managers to identify and define their response to those risks that may affect the achievement of their objectives, with a transversal approach.

Risks in Projects: applicable to those internal projects of special relevance, usually related to transformation initiatives and with a transversal approach.

3.1.7 Risk interdependence and scenarios analysis

In addition to the individual assessment of each risk, the Telefónica Group considers, within its model, the concept of interdependence. In other words, if a risk materializes, it may have an impact on other risks in the model, thus increasing its criticality. In this regard, an analysis of the interdependence between the risks of the model is carried out together with the risk management areas, in order to identify those that can potentially have an impact on other risks of the model and to ensure that they are adequately weighted.


Renewal of contracts or licences
Interest rate
Level of indebtedness and financing capacity
Legacy management
Asset control
Quality and continuity of services
Privacy
Exchange rate
New spectrum
Clean-up of assets
Network and systems transformation
Network and systems security
Network and systems monitoring
Network and systems providers
Cybersecurity
Economic and political environment
Litigation
Supply chain
Competition and differentiation
Responsibility towards the customer
Adaptation to the customer's mentality
Market consolidation and management of M&A deals and partners
Technological innovation, digitalisation and changes in the business model
Climate change
Tax contingencies
Customer satisfaction
Compliance
1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
17
18
19
20
21
22
23
24
25
26
27
28
29
30
31
32
33
34
35
36
37
38
39
40
41
42
43
44

As an example, it can be pointed out the relationship between cybersecurity, supply chain or compliance risks with the economic and political environment, which has been heightened by the conflict between Russia and Ukraine. In addition, this analysis of the interdependence of risks also allows the Company to design stress scenarios that increase, in many ways, the interdependence between the risks of the model when adverse socio-economic situations happens (e.g. COVID, war in Ukraine, supply chain crisis, etc.).

3.1.8. Risk culture

In accordance with the provisions of the Telefónica's Risk Management Policy, one of the basic principles that guide this activity is: “Train and involve employees in the risk management culture, encouraging them to identify risks and actively participate in their mitigation.”
In this sense, Telefonica promotes the following actions:


Communication
Training

- **Communication:** in order to spread, through the appropriate channels, the principles and values that should govern risk management, regular meetings are held with those responsible for the risk.
- **Training**: to promote knowledge and involvement in the aforementioned values and in the risk management framework, various training actions are carried out, including on line courses on risk management available to Company employees.

Training workshops and global awareness campaigns are developed to strengthen the risk management culture in the Compan

3.1.9. Digitalisation of risk management

With the aim of managing and supervising risks, Telefonica owned a Risk Management tool, which facilitate the reporting, analysis, assessment and management of risk information within Telefónica Group. These tools are common to all Group Companies that report risks, and their main features are the following:

Continuous improvements are developed in risk management tools to improve or expand their functionalities.


eRisk
Risk tool

Report, monitoring and analysis of Telefónica Group risks.


Accessibility


Traceability


Follow-up & Mitigation Plans


Integration


Analysis view


eRisk
Dashboard
Perfil de Riesgo
Variación %
Cambios Relevantes
Riesgos Críticos

3.2. Risk map

GRI 3-3

PUNTOS CLAVE



The current context and the dynamic nature of technology and digitization makes us constantly face new risks and opportunities.



When identifying our risks, we also consider those emerging risks that could have an impact on the development of the Company or the sector in the long term.



The ESG risks perspective is becoming increasingly relevant considering aspects such as environmental impact, climate change or the respect for human rights in our operations.

Taking as a reference the objectives identified in the Company's Strategic Plan, the risks that could affect the achievement of these objectives are identified, both from a global perspective (main global Group areas) and a local one (local managers and the respective local Steering Committees).

An assessment of the impact and probability of the identified risks is made, which facilitates their prioritization and the definition of the response plans to mitigate them, ensuring the necessary coordination between global and local initiatives in order to face the risks.

Risk Heatmap


Strategic Plan
Global Areas
· Systems and network
· Customer
· Privacy
· Legal
· Regulation
· Strategy
· Sustainability
· Supply chain
· People
· Tax
· Finance
· Compliance
Basic Risks
1
2
3
4
5
OBs (Local Areas & Executive Committees)
Specific Risks reported by tolerance level
+ Other minor risks at a local level
Based on the global heatmap, the main risks are disclosed
TARGET definition and ACTION PLAN execution
Associated RISKS

3.2.1. Telefonica's risk catalogue

In order to facilitate the risk identification process by the management of the Company, the Telefónica Group has a **general risks catalogue,** updated periodically, and which allows the information to be homogenized and consolidated, and to comply with the internal and external reporting requirements on the main risks.

Telefónica's risk catalogue considers the following four risk **categories:**

Business Risks



Risks related to the sector and especially to the company's strategy, such as adaptation to changing customer demands, technological innovation, competition, regulatory framework, privacy, as well as events that affect the sustainability and reputation of the company.

Operational



Risks derived from events caused by the inadequacy or failures of the network and computer systems, security, customer service, human resources, as well as operational management.

Financial



Risks derived from adverse movements in the economic environment or financial variables, and the inability of the company to meet its commitments or make its assets liquid, including tax issues.

Legal and of normative compliance



Risks related to litigation and regulatory compliance, including compliance with anti-corruption legislation.

This catalogue is updated periodically, taking into account the current dynamic context and the new synergies that have arisen among the risks, with an increasing relevance of those risks related to intangibles and of global significance, such as Sustainability (ESG) aspects and other issues, such as the geopolitical environment, the Ukrainian conflict, supply chain problems, inflation and energy prices.

3.2.2. Main risks from an ESG perspective

Regarding the sustainability topics and the nature of the business, we are exposed to various types of ESG risks (environmental, social and governance).

The Risk Management process takes the Company's strategy and objectives as a reference and basis for identifying the main risks that could affect their achievement, including those emerging risks with a medium and long-term impact, in order to analyze, control and prevent the possible repercussions that the business may suffer. We have taken into account as a reference the identification of global risks performed by the World Economic Forum. Combined with the company's dual materiality study, Human Rights Due Diligence and the expectations of our stakeholders, the company considers risks directly related to sustainability, as well as other risks with potential ESG impact, highlighting those most relevant in the context of Telefónica's operations.

Environmental Risk: Direct or indirect impact on Telefónica's operations due to environmental issues, mainly due to legal requirements during network deployment and operation, as well as future environmental taxes, regulations or fees.

Climate change: Direct or indirect impact on Telefónica's business operations due to the consequences of climate change. Transition risks and physical risks are included.

We follow the recommendations of TCFD (Task Force on Climate-related Financial Disclosures) to analyze and manage both physical and transition risks. We analyzed these medium- and long-term risks for two CO2 concentration scenarios (Representative Concentration Pathways - RCP) 2.6 and 8.5 of the IPCC (UN Intergovernmental Panel on Climate Change). For more details, see chapter 2.2. Energy and climate change.

Human Rights: Risk of possible negative impact of certain human rights as a consequence of the company's activity. This risk may arise both from the company's own activity, with regard to our employees, customers, local communities, etc., as well as the activity carried out by our suppliers on our behalf.

Adaptation to ESG reporting requirements: Risk associated with increased reporting requirements requested by regulators, analysts, investors, customers and other stakeholders to the Group's various legal entities in ESG matters.

Related Risks Sustainability and ESG



Adequacy with ESG requirements
Environmental and electromagnetic fields
Climate Change
Human rights
Customer commitment
Privacy
Cybersecurity
Network and systems security
Customer satisfaction
Third parties management
Diversity management
Talent management
Compliance
Fiscal transparency
Universal Service
Quality and continuity of services
Supply chain
Technological innovation, digitalisation and changes in the business model



For more details, see chapter 2.2 Energy and climate change.

3.2.3 Emerging risks

In the process of **identifying new risks**, Telefónica also considers **emerging risks**.

Emerging risks are those issues identified recently and which are expected to have an adverse impact on the future development of the company or the sector in the long term; although its outcome and time horizon is still uncertain and difficult to predict.

As **emerging risks to consider in a long-term scenario**, the following should be highlighted:




Cybercrime sophistication



Technological changes, AI and data ethic



Climate change



Geopolitical context

- **Cybercrime sophistication:**
  - **Risk Description**: The increasing supply chain dependency, the proliferation of Cloud and IoT environments, along with the adoption by criminals of emerging technologies such as machine learning and artificial intelligence, could lead to an increase in the sophistication of cybercrime.
  - **Impact:** May potentially result in damage to the Group's operations, image and/or business, but may also impact Group customers or third parties, including, but not limited to: incidents affecting privacy, cases of fraud, data theft, and cyber-espionage.
  - **Mitigation actions:** The main actions already adopted by the Telefónica Group to mitigate general cybersecurity risks are: early vulnerabilities detection, access control measures, proactive log review of critical systems, network segregation in zones and the deployment of protective systems such as firewalls,intrusion prevention systems and virus scanners among other physical and logical security measures. In particular, to mitigate the emerging risk caused by the possible increase in the sophistication of cybercrime, the Telefónica Group is focusing on the following aspects:
    - Adoption of zero trust models (ZeroTrust and ZTNA).
    - Ensuring the security of cloud services.
    - Monitoring of cyber-attacks complemented with cyber intelligence activities.
    - Digital security controls in the supply chain.
    - Cybersecurity training and awareness activities for users.

In the event that these activities do not prevent damage to systems or data, there are backup systems designed for total or partial recovery of information, as well as insurance programs and coverage that include cyber risks.

For further information, please refer to the section "Information technology is a relevant element of our business and is exposed to cybersecurity risks" in chapter 3.3 Risk Factors.

- **Technological changes, AI and data ethics:**
  - **Risk description:** risk related to the possible consequences derived from continuous technological progress, on people, companies, ecosystems and/or economies. Mainly, those related to data ethics and governance, or those that could affect the fundamental rights of users of artificial intelligence systems managed by the company.
  - **Impact:** If the Company were not able to anticipate and adapt to changes and trends in the sector, or adequately select the investments to be made, this could negatively affect the Group's business, financial situation, operating results and/or cash flows.
  - **Mitigation actions:** We consider that security must be managed within a cycle of continuous improvement, and with this aim various actions associated with privacy and security are being developed (see section 2.19 Privacy and Security). Regarding the new responsible design framework, ethical principles and sustainable development criteria are incorporated in new digital solutions (see section 2.12 Responsibility in our products and services). Various actions are also described for the safe and responsible use of technology (see section 2.10 Digital inclusion) and in Human Rights (see 2.15.6 Telefónica's due diligence in Human Rights).
- **Climate change:**
  - **Risk description**: risks mainly from the transition to a decarbonized economy (regulatory, technological, market and reputational risks), due to the tightening of measures to limit Greenhouse Gas (GHG) emissions to the atmosphere or adaptation to climate change e.g. due to resource scarcity.
  - **Impact:** The main impacts that these risks may have on the company are mainly in the medium and long term. These impacts can be translated mainly into an increase in operating costs due to the possibility of new carbon taxes that affect us directly or indirectly, for example by increasing the price of energy or carbon offset credits. There may also be a potential reputational impact associated with increased demands from different stakeholders for us to meet or increase our climate commitments.
  - **Mitigation actions:** Within Telefonica's climate change risk analysis, we include this type of risk (transition risk). For its evaluation we use the IEA NZE 2050 scenario, which describes the efforts needed to reduce Greenhouse Gases and reach net zero emissions by 2050 globally. Likewise, having long-term renewable energy purchase agreements in place not only guarantees us an emission-free electricity supply, but also provides us with a fixed price that protects us against possible price increases due to new rates or market changes. More information in the 2.2 Energy and climate change chapter.
- **Geopolitical context:**
  - **Risk description:** Risks associated with the uncertainty and deterioration of the economic environment due, for example, to geopolitical factors, pandemics, war conflicts, inflationary environment (global increase in the costs of energy, raw materials, etc.), as well as the socio-political situation of each country, which affect the development of operations and, therefore, in the economic results.
  - **Impact:** Telefónica's international presence enables the diversification of its activities across countries and regions, but it exposes Telefónica to diverse legislation, as well as to the political and economic environments of the countries in which it operates. Any adverse developments in this regard, including exchange rate or sovereign-risk fluctuations, and the growing geopolitical tensions, may adversely affect Telefónica's business, financial position, cash flows and results of operations and/or the performance of some or all of the Group's financial indicators.

- **Mitigation actions**: Continuous monitoring of macro and market conditions, financial flexibility of the Group and coverage of established commitments, maintenance of optionality in those markets that are not considered core, reinforcement of cybersecurity and data protection measures.

Additionally, other emerging risks are managed in Telefónica, such as the management of professional skills and corporate culture, in line with what is described below:

- **Managing skills for the future and corporate culture:** The need to acquire, retain and evolve the skills necessary to execute the Company's strategic plan, in an environment of technological disruption, dynamic working conditions and critical skills shortages in the market. With an increasing percentage of professionals working remotely, levels of employee disconnection from organizations are on the rise. This presents a challenge for companies to maintain, improve and control their organizational culture, aligned with their purpose and values. Finally regarding mitigation actions, they can be seen in more detail in section 2.5 Human Capital.

3.2.4. Risks and Opportunities

We are a technological company that is at the heart of the digital revolution that we are experiencing, the telecommunications and technology market has been able to play a determining role, much more dynamic, which has placed the sector as one of the main economic engines in the new societies. The demand for technology is increasing, and there has been an increasing impact of digitization on all sectors of the economy and on people's lives.

For the telecommunications sector in general and for Telefónica in particular, there are opportunities based on:



Investment in fixed (fiber) and mobile ultrabroadband infrastructures (with the launch of 5G)



Acceleration of movements towards the digitalisation of all sectors of our economy as an engine of development



***Openverse* and new business models for connectivity**



Improving market conditions and regulation in the Telecommunications sector



Growing Relevance of ESG aspects

- **Investment in fixed (Fibre) and mobile ultra-broadband infrastructures (with the launch of 5G)**

  The imminent access of companies to new fixed (fibre-based) and mobile ultra-broadband alternatives (with the boost of 5G in the coming years) configure a future scenario based on connectivity, which implies an exponential growth in the number of connected objects and data traffic, as well as in digital services over said connectivity.

  Specifically, the firm commitment to investment in fixed and mobile ultra-broadband infrastructures led by Telefónica in its markets is the basis on which to build the economy of the future.

  We are aware that broadband is a strategic pillar to accelerate progress in achieving the Sustainable Development Goals (SDGs) and the basis for the development of new digital services that allow improving education, facilitating access to health or addressing climate change.

- **Acceleration of movements towards the digitization of all sectors of our economy (education, health, entertainment, commerce, industry, etc.) as an engine of development**

  The telecommunications industry plays a key role for societies, as a connectivity supplier and an enabler of technological advances, collaborating in the evolution towards a more digital and sustainable world:

In the sphere of corporations (companies of all sizes and public administrations), there has been a strong acceleration of the movement towards the digitization of the main functions, in order to meet more quickly the demands of their customers. Telefónica is strongly committed to growth in this sector through T-Tech, our unit specialized in business solutions offering the most demanded services by companies (Cloud Computing, Cybersecurity, Internet of Things, Big Data).

For our residential customers, technology can offer a new world of possibilities, driving new solutions, services and increasingly innovative content that allow us to connect people's lives. During the last year we have witnessed a substantial increase in the use of digital services for entertainment, remote work, health, etc. In this sense, we offer new ecosystems of relevant digital services for our customers, in certain sectors (Movistar Money for financial services, Movistar Salud or Vida V for telemedicine, Movistar Prosegur Alarms for security, etc.).

- **Openverse and new connectivity business models**

  The deployment, management and operation of next-generation networks is increasingly being done from a software platform. This allows operators to implement new business models to monetize their networks not only with end customers, but also by offering network capabilities to external developers.

  In addition, networks have been incorporating new technologies that allow them to develop innovative services and build new business models based on them (Network as a Service, Edge, Netowrk Slicing, etc.).

  All this creates the opportunity to re-differentiate connectivity based on its quality, allowing telecommunications companies to create differentiated offers based on the needs of developers or end customers. To capture the opportunity of these new businesses, operators will need to become orchestrators of all of the above elements (networks, platforms, developers, end customers).

- **Improving market conditions and regulation of the Telco sector**

  The deflationary situation in the telecommunications sector, coupled with the increase in the number of players, especially in Europe, and the debate surrounding the contribution of the largest traffic generators to network investment, may be the levers that promote the revision of the regulatory framework to adapt it to the new needs of the sector.

- **Growing relevance of Sustainability aspects (ESG)**

  In a context of stringent environmental regulations, the transition to a greener economy represents an opportunity for Telefónica, specifically due to the positive impact of telecommunications products and services on our customers' processes, allowing companies to save on CO2 emissions, optimize its operations, reduce waste and improve its carbon footprint.

  Likewise, sustainable financing contributes to Telefónica's decarbonization strategy and its objectives to reduce emissions and energy consumption.

  IoT services allow more efficient use of resources such as energy and water; with Big Data we are helping to improve traffic planning and air quality; and with drone-based services and connectivity, we can improve the response to fires.

3.2.5. Materialized risks

The Company tracks materialized risks. The strategy and management of Telefónica Group's activities tend to minimize the impact of materialized risks, as well as to counterbalance the negative effects of some issues with the favourable evolution of others.

During the year, Russia's invasion of Ukraine, the energy crisis, inflationary pressures, and the rising interest rates, among other factors, have affected various areas and operations of the Company, the most important aspects and their impact being highlighted in section 3.3 Risk Factors.

In this regard and in accordance with current accounting standards, the Telefónica Group reviews on an annual basis, or more frequently when the circumstances require it, the need to introduce changes to the book value of its goodwill, investments accounted for by the equity method, deferred tax assets, or other assets, such as intangible assets, and property, plant and equipment. In the case of goodwill, the potential loss of value is determined by the analysis of the recoverable value of the cash-generating unit (or group of cash-generating units) to which the goodwill is allocated at the time it is originated, and such calculation requires significant assumptions and judgment. In 2022 impairment losses in other assets of Telefónica Argentina were recognized for a total of 77 million euros.

In addition, Telefónica may not be able to realize deferred tax assets on its statement of financial position to offset future taxable income. The recoverability of deferred tax assets depends on the Group's ability to generate taxable income over the period for which the deferred tax assets remain deductible. If Telefónica believes it is unable to utilize its deferred tax assets during the applicable period, it may be required to record an impairment against them resulting in a non-cash charge on the income statement.

Further impairments of goodwill, deferred tax assets or other assets may occur in the future which may materially adversely affect the Group's business, financial condition, results of operations and/or cash flows.

3.2.6. Prioritization of Risks

The risks of Telefónica Group are prioritized based on their level of criticality, which is obtained from the combination of impact and likelihood assessments for each of them.

For public disclosure purposes, Telefonica's risks are presented under four categories, as described above, presenting the risk factors in descending order of importance within each category, in line with the requirements of ESMA (European Securities and Markets Authority).

The detail on the main risk factors disclosed by the Company is included in the following section.

Prioritisation of risks


Business
Operational
Legal and compliance
Financial
5
6
2
4
8
3
1
7
13
9
10
15
14
11
12

1. Competition and market consolidation
2. Government concessions, licenses and use of spectrum
3. Supply chain
4. Technological changes
5. Privacy
6. Adaptation to changing customer demands and / or new ethical or social standards
7. Cybersecurity risks
8. Climate change, natural disasters and other factors may result in unanticipated network or service interruptions or quality loss
9. Economic and political environment
10. Impairment of goodwill, deferred tax assets or other assets
11. Levels of financial indebtedness, Group´s ability to finance itself, and its ability to carry out its business plan
12. Foreign currency exchange rates and interest rates
13. Lawsuits, antitrust, tax claims and other legal proceedings
14. Compliance with ESG expectations, objectives and regulation
15. Compliance with anti-corruption laws and regulations and economic sanctions programmes

3.3. Risk Factors

The Telefónica Group's business is affected by a series of risk factors that affect exclusively the Group, as well as a series of external factors that are common to businesses of the same sector. The main risks and uncertainties faced by Telefónica, which could affect its business, financial condition, results of operations and/or cash flows are set out below and must be considered jointly with the information set out in the rest of this Annual Report. .

These risks are currently considered by the Telefónica Group to be material, specific and relevant in making an informed investment decision in respect of Telefónica. However, the Telefónica Group is subject to other risks that have not been included in this section based on the Telefónica Group's assessment of their specificity and materiality based on the Telefónica Group's assessment of their probability of occurrence and the potential magnitude of their impact. The assessment of the potential impact of any risk is both quantitative and qualitative considering, among other things, potential economic, compliance, reputational and environmental, social and governance ("ESG") impacts.

The Telefónica Group, taking into account the global risks identified by the World Economic Forum, as well as the increase in legal information requirements and the expectations of stakeholders in this area, monitors risks directly related to sustainability, as well as other risks with potential impact on ESG, highlighting those most relevant in the context of Telefónica's operation, including the adaptation to ESG expectations and information requirements and climate change.

Risks are presented in this section grouped into four categories: business, operational, financial, and legal and compliance.(according to the definitions included in section 3.2. above).

These categories are not presented in order of importance. However, within each category, the risk factors are presented in descending order of importance, as determined by Telefónica at the date of this Annual Report. Telefónica may change its vision about their relative importance at any time, especially if new internal or external events arise.

Risks Related to Telefónica's Business Activities.

Telefónica's competitive position in some markets could be affected by the evolution of competition and market consolidation.

The Telefónica Group operates in highly competitive markets and it is possible that the Group may not be able to market its products and services effectively or respond successfully to the different commercial actions carried out by its competitors, causing it to not meet its growth and customer retention plans, thereby jeopardizing its future revenues and profitability.

The reinforcement of competitors, the entry of new competitors (either new players or providers of OTT Services), or the merger of operators in certain markets (for example, market consolidation in the United Kingdom following a potential merger of mobile operators Vodafone UK and Three UK), may affect Telefónica's competitive position, negatively affecting the evolution of its revenues and market share or increasing its costs. In addition, changes in competitive dynamics in the different markets in which the Telefónica Group operates, such as in Chile, Colombia, Peru, Mexico and Argentina, where there are aggressive customer acquisition offers, including unlimited data and discounts on certain services, among others, can affect the competitive position and the efficiency of Telefónica's operations.

If Telefónica is not able to successfully face these challenges, the Group's business, financial condition, results of operations and/or cash flows could be adversely affected.

The Group requires government concessions and licenses for the provision of a large part of its services and the use of spectrum, which is a scarce and costly resource.

The telecommunications sector is subject to laws and sector-specific regulations. The fact that the Group's business is highly regulated affects its revenues, operating income before depreciation and amortization ("OIBDA") and investments.

Many of the Group's activities (such as the provision of telephone services, Pay TV, the installation and operation of telecommunications networks, etc.) require licenses,

concessions or authorizations from governmental authorities, which typically require that the Group satisfies certain obligations, including minimum specified quality levels, and service and coverage conditions. If the Telefónica Group breaches any of such obligations, it may suffer consequences such as economic fines or other measures that would affect the continuity of its business. In addition, in certain jurisdictions, the terms of granted licenses may be modified before the expiration date of such licenses or, at the time of the renewal of a license, new enforceable obligations could be imposed or the renewal of a license could be refused.

Additionally, the Telefónica Group could be affected by the regulatory actions of antitrust authorities. These authorities could prohibit certain actions, such as new acquisitions or specific practices, create obligations or impose heavy fines. Any such measures implemented by the antitrust authorities could result in economic and/or reputational loss for the Group, in addition to a loss of market share and/or harm to the future growth of some of its businesses.

Any of the foregoing could have an adverse effect on the business, financial condition, results of operations and/or cash flows of the Group.

Access to new concessions/ licenses of spectrum.

The Group requires sufficient spectrum to offer its services. The Group's failure to obtain sufficient or appropriate spectrum capacity in the jurisdictions in which it operates, or its inability to assume the related costs, could have an adverse impact on its ability to maintain the quality of existing services and on its ability to launch and provide new services, which may materially adversely affect Telefónica's business, financial condition, results of operations and/or cash flows.

The intention of the Group is to maintain current spectrum capacity and, if possible, to expand it, through the participation of the Group in spectrum auctions which are expected to take place in the next few years, which will likely require cash outflows to obtain additional spectrum or to comply with the coverage requirements associated with some of the related licenses.

In Spain, the Ministry of Economic Affairs and Digital Transformation launched a public consultation on the National Frequency Allocation Table, raising the possibility of making available 450 MHz of the 26 GHZ spectrum band, to companies, industries and organizations operating in a specific sector, that deploy private networks to support their connectivity needs (verticals). This could mean more competition in the private corporate network segment.

In the UK, in May 2022, the Office of Communications ("Ofcom") launched a public consultation on opening access to the 26 GHz and 40 GHz bands for mobile use. This is the first of a series of detailed consultations on the award, with a process possible towards the end of 2024 at the earliest. The consultation outlines the proposal to offer a range of local and city-wide licenses, differentiating between low- and high-density areas.

In Latin America, several auction processes are expected in the near term: (i) in Colombia, in December 2022, the Ministry of Information Technologies and Communications ("MinTIC") asked the industry to express their interest in participating in a possible auction for the spectrum that remains available in the 700 MHz, 1900 MHz and 2500 MHz bands as well as for 5G spectrum (3.5 GHz and 26 GHz bands). In such expression of interest, which is non-binding, Telefónica expressed its interest in obtaining spectrum in all the proposed bands except 26GHz. In its expression of interest Telefónica also highlighted the need to delay all spectrum auctions until the review on the spectrum pricing methodology currently underway is completed, and there is an alignment between spectrum cost and its value generation capacity, and until measures to avoid an excessive control of this resource by the dominant operator are defined. To date, no specific dates have been proposed for an eventual spectrum auction; (ii) in Peru, the authorities have indicated their interest in resuming the auction on the 1750 – 1780 MHz, 2150 – 2180 MHz and 2300 – 2330 MHz bands, but no specific date or conditions have been set for it. With regards to 5G and the spectrum auction for the 3.5 GHz and 26 GHz band, the government has not yet taken a decision; and (iii) in Argentina, the government has made public its intention to auction 5G spectrum in 2023, but no specific date for the process has been published. Pursuant to Resolution 2385/2022 published on December 28, 2022, the Ente Nacional de Comunicaciones (Enacom) approved the General Rules for Intelligent and Reliable Telecommunications Services that preliminarily sets the conditions for the implementation of 5G in Argentina; iv) in Uruguay on December 28, 2022 the Executive Power signed the decree authorizing an auction process for the 3.5 GHz band to occur in the first quarter of 2023.

Existing licenses: renewal processes and modification of conditions for operating services.

The revocation or failure to renew the Group's existing licenses, authorizations or concessions, or any challenges or amendments to their terms, could materially adversely affect Telefónica's business, financial condition, results of operations and/or cash flows.

In Spain, and in accordance with the new Telecommunications Act (second transitory provision), Telefónica requested the Administration to extend the duration of its spectrum licenses up to a maximum of 40 years.

In Germany, in the allocation procedure for the frequencies at 800 MHz, 1800 MHz and 2.6 GHz, which will partially expire at the end of 2025, the Bundesnetzagentur has submitted a position paper for

consultation as a follow-up to the consultation of orientation points which were connected with an initial survey of demand. In the position paper, it considers a spectrum scarcity to be obvious and is considering an auction as the award format. In order to reflect the importance of the 800 MHz band for mobile coverage, the Bundesnetzagentur proposes a swap in the term of the frequencies to be awarded at 800 MHz with an equal amount of 900 MHz frequencies. The frequencies at 900 MHz, 1800 MHz and 2.6 GHz would then be auctioned off. The frequencies at 800 MHz would have a term until the end of 2033. Next steps in the spectrum allocation procedure in the form of cornerstones and a formal demand survey are expected in the first half of 2023.

In the UK, mobile spectrum licenses are generally indefinite in term, subject to an annual fee after a fixed period (usually 20 years) from the initial auction. There are no fee decisions now pending until 2033, when the fixed term for VMO2's 800 MHz licenses will expire.

With respect to Latin America:

In Brazil, the Agencia Nacional de Telecomunicações ("ANATEL") approved on February 8, 2021, Resolution 741/2021 which sets the Regulation for the Adaptation of Fixed Commuted Telephony Service ("STFC") concessions. ANATEL has presented an estimated value for calculating the migration balancing from the concession to the authorization regime, which will be validated by the Federal Court of Accounts. There is a risk that consensus between the parties on the migration calculation may not be reached. In any case, if a decision is made by Telefónica not to migrate, the STFC concession held by Telefónica will remain in force until December 31, 2025. In addition, Resolution 744/2021 of April 8, 2021 (the "Continuity Regulation") establishes that, at the end of the life of the concession contracts, the transfer of the right of use of shared-use assets will be guaranteed under fair and reasonable economic conditions, in the event that the granting authority or the company that succeeds the provider wishes to make use of these assets to maintain the continuity of the provision of STFC under the public regime. In relation to the process that is being carried out before the Federal Court of Accounts, the technical area of the Court proposed the revision of the Continuity Regulation's terms so that it provides for the reversion, to the concessionaires, of the assets used in the provision of STFC. This proposal is still subject to deliberation by the Plenary of the Federal Court of Accounts.

In addition, on December 8, 2022, ANATEL revoked Telefónica's 450 MHz spectrum authorization (451-458 MHz and 461-468 MHz) covering the states of Alagoas, Ceará, Minas Gerais, Paraíba, Pernambuco Piauí, Rio Grande do Norte, Sergipe and part of São Paulo. The decision was motivated by the fact that Telefónica could not provide evidence of service activation in the 450 MHz band as a result of the unavailability of a 450 MHz devices ecosystem. The revocation of the spectrum license does not impact the services currently provided by Telefónica.

Furthermore, regarding the extension of the 850 MHz band authorizations, if the legal and regulatory requirements are met, ANATEL agreed to extend the current authorizations for the use of radio frequencies in Bands A and B, proposing their approval, on a primary basis, until November 29, 2028. However, specific conditions for renewal, including those related to the economic valuation criteria and obligations, were challenged by the affected service providers (including Telefónica). After ANATEL dismissed the appeals filed by the providers, ANATEL referred the case to the federal court of accounts of Brazil ("TCU"), and in September 2022, TCU decided that the possibility of successive extensions brought by Law 13.879/19 should be considered as an exception, applicable only when certain requirements are met (art. 167 of Law 13.879/19 and article 12 of decree 10.402/20). Telefónica appealed that decision, defending the successive extension of licenses as a rule and not as an exception, in accordance with Law 13.879/19. Additionally, in August 2022, when deciding on an extension request made by the provider TIM for the 850 MHz, 900 MHz and 1.8 GHz bands, ANATEL issued a decision for the possibility of extending the 900 MHz and 1.8 GHz bands only until 2032, when the Agency intends to carry out a refarming action of these bands. This decision may impact Telefónica's extension requests for the aforementioned bands.

In Peru, an arbitration process was started by Telefónica, to challenge the decision adopted by the Ministry of Transportation and Communications ("MTC"), denying the renewal of concessions for the provision of fixed-line services, valid until 2027, which ended with a favorable award for Telefónica. The award recognizes that the methodology applied to assess compliance with the concession obligations in the concession renewal process was not in accordance with the provisions of the concession contract. The MTC, following this award, must issue a new regulation for renewals in a period of time yet to be determined. Nevertheless, Telefónica del Perú S.A.A. holds other concessions for the provision of fixed-line services that allow it to provide these services beyond 2027. The renewal of the 1900 MHz band in all of Peru, except for Lima and Callao, which expired in 2018, and of other licenses to offer telecommunications services were requested by the Group and a decision by the MTC is still pending. Nevertheless, these concessions are valid while the procedures are in progress.

In Colombia, in 2023, Telefonica will have to renew 30 MHz of spectrum in the AWS band. The spectrum renewal process has not been initiated.

In Argentina, in connection with Decree of Necessity and Urgency 690/2020 ("DNU 690/2020"), Telefónica de Argentina, S.A. and Telefónica Móviles Argentina, S.A. (collectively, "Telefónica Argentina") filed a lawsuit against the Argentine State, in relation to a series of

contracts for licenses to provide services and spectrum use authorizations entered into between Telefónica Argentina and the Argentine State, including the licenses resulting from the 2014 spectrum auction. These contracts and their regulatory framework stated that the services provided by Telefónica Argentina were private and prices would be freely set by Telefónica Argentina. However, DNU 690/2020, by providing that the services will be "public services" and that prices will be regulated by the Argentine State, substantially modifies the legal status of those contracts, affecting the compliance with their obligations and substantially depriving Telefónica Argentina of essential rights derived from those contracts. The lawsuit filed by Telefónica Argentina was rejected in September 2021 and Telefónica Argentina appealed this decision. On December 17, 2021, the first instance ruling was revoked and the application of articles 1, 2, 3, 5 and 6 of DNU 690/2020 and Resolutions 1666/2020, 204/2021 and 1467/2020 (relating to the control of tariffs and the universal basic service) was suspended for six months or until the final decision is adopted. On June 10, 2022, the Federal Contentious Administrative Court extended the precautionary suspension of the effects of DNU 690/2020 for an additional six months in Telefónica's favor. On December 27, 2022, the Federal Contentious Administrative Court extended the precautionary suspension of the effects of DNU 690/2020 for another six months in Telefónica's favor. During this period, Telefónica Argentina will not be subject to the provisions contained in the DNU 690/2020 in relation to price and public service regulations.

In Ecuador, Telefónica will seek to renew in 2023 the concession contract that authorizes the provision of telecommunication services and includes the spectrum licenses (25 MHz in the 850 MHz band and 60 MHz in the 1900 MHz band).

During 2022, the Group's consolidated investment in spectrum acquisitions and renewals amounted to 173 million euros, mainly due to the acquisition of spectrum in Colombia (compared to 1,704 million euros in 2021, mainly due to the acquisition of spectrum in Brazil and the United Kingdom, and to 126 million euros in 2020). In the event that the licenses mentioned above are renewed or new spectrum is acquired, it would involve additional investments by Telefónica.

Further information on certain key regulatory matters affecting the Telefónica Group and the concessions and licenses of the Telefónica Group can be found in Appendix VI of the Consolidated Financial Statements.

Telefónica could be affected by disruptions in the supply chain or international trade restrictions, or by the dependency on its suppliers.

The existence of critical suppliers in Telefónica's supply chain, especially in areas such as network infrastructure, information systems or handsets with a high concentration in a small number of suppliers, poses risks that may affect Telefónica's operations. In the event that a participant in the supply chain engages in practices that do not meet acceptable standards or does not meet Telefónica's performance expectations (including delays in the completion of projects or deliveries, poor-quality execution, cost deviations or reduced output due to the suppliers own stock shortfalls), this may harm Telefónica's reputation, or otherwise adversely affect its business, financial condition, results of operations and/or cash flows. Further, in certain countries, Telefónica may be exposed to labor contingencies in connection with the employees of such suppliers.

As of December 31, 2022, the Group depended on three handset suppliers (none of them located in China) and seven network infrastructure suppliers (two of them located in China), which, together, accounted for 81% and 80%, respectively, of the aggregate value of contracts awarded in the year ended December 31, 2022 to handset suppliers and network infrastructure suppliers, respectively. One of the handset suppliers represented 40% of the aggregate value of contracts awarded in the year ended December 31, 2022 to handset suppliers.

If suppliers cannot supply their products to the Telefónica Group within the agreed deadlines or such products and services do not meet the Group's requirements, this could hinder the deployment and expansion plans of the network. This could in certain cases affect Telefónica's compliance with the terms and conditions of the licenses under which it operates, or otherwise adversely affect the business and operating results of the Telefónica Group. In addition, the possible adoption of new protectionist measures in certain parts of the world, including as a result of trade tensions between the United States and China, and/or the adoption of lockdown or other restrictive measures as a result of the COVID-19 pandemic or any other crisis or pandemic, as well as those derived from geopolitical tensions such as the current war in Ukraine, could disrupt global supply chains or may have an adverse impact on certain of Telefónica's suppliers and other players in the industry. The semiconductor industry in particular is facing various challenges, as a result mainly of supply problems at a global level, which in turn is affecting multiple sectors (including technology) through delivery delays and price increases, which could affect the Telefónica Group or others who are relevant to its business, including its customers, suppliers and partners. During 2020, 2021 and 2022 a specific monitoring has been carried out and action plans have been developed by the Group with respect to the supply chain challenges resulting from the COVID-19 pandemic, the armed conflict in Ukraine as well as the potential discontinuation of use of some suppliers as a result of tensions between the United States and China.

The imposition of trade restrictions and any disruptions in the supply chain, such as those related to international transport, could result in higher costs and lower margins or affect the ability of the Telefónica Group to offer its

products and services and could adversely affect the Group's business, financial condition, results of operations and/or cash flows.

Telefónica operates in a sector characterized by rapid technological changes and it may not be able to anticipate or adapt to such changes or select the right investments to make.

The pace of innovation and Telefónica's ability to keep up with its competitors is a critical issue in a sector so affected by technology such as telecommunications. In this sense, significant additional investments will be needed in new high-capacity network infrastructures to enable Telefónica to offer the features that new services will demand, through the development of technologies such as 5G or fiber.

New products and technologies are constantly emerging that can render products and services offered by the Telefónica Group, as well as its technology, obsolete. In addition, the explosion of the digital market and the entrance of new players in the communications market, such as mobile network virtual operators ("MNVOs"), internet companies, technology companies or device manufacturers, could result in a loss of value for certain of the Group's assets, affect the generation of revenues, or otherwise cause Telefónica to have to update its business model. In this respect, revenues from traditional voice businesses are shrinking, while new sources of revenues are increasingly derived from connectivity and digital services. Examples of these services include video, Internet of Things (IoT), cybersecurity, big data and cloud services.

One of the technologies currently being developed by telecommunications operators, including Telefónica (in Spain and Latin America), is the new FTTx type networks which allow the offering of broadband accesses over fiber optics with high performance. However, the deployment of such networks, in which the copper of the access loop is totally or partially replaced by fiber, requires high levels of investment. As of December 31, 2022, in Spain, fiber coverage reached 28.0 million premises. There is a growing demand for the services that these new networks can offer to the end customer. However, the high levels of investment required by these networks result in the need to continuously consider the expected return on investment, and no assurance can be given that these investments will be profitable.

In addition, the ability of the Telefónica Group's IT systems (operational and backup) to adequately support and evolve to respond to Telefónica's operating requirements is a key factor to consider in the commercial development, customer satisfaction and business efficiency of the Telefónica Group. While automation and other digital processes may lead to significant cost savings and efficiency gains, there are also significant risks associated with such transformation processes. Any failure by the Telefónica Group to develop or implement IT systems that adequately support and respond to the Group's evolving operating requirements could have an adverse effect on the Group's business, financial condition, results of operations and/or cash flows.

The changes outlined above force Telefónica to continuously invest in the development of new products, technology and services to continue to compete effectively with current or future competitors. Any such investment may reduce the Group’s profit and margins and may not lead to the development or commercialization of successful new products or services. To contextualize the Group’s total research and development effort, the total expenditure in 2022 was 656 million euros (835 million euros in 2021, with the year-on-year change being impacted by deconsolidation of the entities that comprised our former Telefónica United Kingdom segment in June 2021, and 959 million euros in 2020) representing 1.6% of the Group’s revenues (2.1% and 2.2% in 2021 and 2020, respectively). These figures have been calculated using the guidelines established in the Organization for Economic Co-operation and Development (“OECD”) manual.

If Telefónica is not able to anticipate and adapt to the technological changes and trends in the sector, or to properly select the investments to be made, this could negatively affect the Group's business, financial condition, results of operations and/or cash flows.

The Telefónica Group's strategy, which is focused on driving new digital businesses and providing data-based services, involves exposure to risks and uncertainties arising from data privacy regulation.

The Telefónica Group’s commercial portfolio includes products and/or services which are based on the use, standardization and analysis of data, as well as the deployment of advanced networks and the promotion of new technologies related to Big Data, cloud computing, cybersecurity, Artificial Intelligence and IoT.

The large amount of information and data that is processed throughout the Group (related to approximately 383.1 million accesses associated with telecommunications services, digital products and services and Pay TV as of December 31, 2022 and an average number of employees of 102,563 in 2022), increases the challenges of complying with privacy regulations. Moreover, there is a risk that measures adopted in response to these regulations may stifle innovation. Conversely, the Group’s efforts to promote innovation may result in potential increased compliance privacy risks and, where applicable, costs.

Telefónica is subject to Regulation (EU) 2016/679 of the European Parliament and Council of April 2016, on the protection of natural persons with regard to the processing of personal data and on the free movement of such data (“GDPR”), whose content has become the common standard for all countries where the Telefónica

Group operates. In addition, progress continues to be made on the proposal for a future European regulation concerning the respect for privacy and protection of personal data in electronic communications ("e-Privacy Regulation"), which would repeal Directive 2002/58/EC. If approved, this proposal could establish additional and more restrictive rules than those established in the GDPR, with the consequent increase in the risks and costs that this could entail for Telefónica.

Moreover, considering that the Telefónica Group operates its business on a global scale, it frequently carries out international data transfers concerning its customers, users, suppliers, employees and other data subjects to countries outside the EEA that have not been declared to have an adequate level of data protection by the European Commission, either directly or through third parties. In this context, it is particularly relevant to have the necessary controls in place to ensure that such international data transfers are carried out in accordance with the GDPR, in an environment marked by uncertainty on this issue as to the adequate and effective measures to mitigate such risks.

One of the relevant contractual measures to ensure the lawfulness of international data transfers to any country outside the EEA not found by the European Commission to have an adequate level of data protection, is the signing, between the data importer and the data exporter, of the new standard contractual clauses ("SCC") approved by the European Commission according to Implementing Decision (EU) 2021/914 of June 4, 2021. These new SCC, which entered into force on June 27, 2021, repeal the old SCC and include a modular set of clauses for their application according to the data processing role of both the exporter and the importer. Furthermore, the entry into force of the new SCC obliges companies that are going to use them for their transfers to assess and adopt additional measures deemed appropriate for the due protection of the data transferred to the third country. This is because SCC, in general, according to the Court of Justice of the European Union (CJEU), are not sufficient for this purpose, as the public authorities of the third country, in accordance with their local regulations, may have the power to access or request access to the data transferred. The additional measures to be adopted are mainly technical such as data encryption and derive in particular from the impact analysis of each transfer and the country of destination, all following the guidelines issued by the European Data Protection Board in its Recommendations 01/2020. Furthermore, the adoption of the new SCC by the European Commission as the main legal tool for transfers, obliges companies to replace the old SCC, as the old SCC ceased to be legally valid at the end of 2022 in accordance with the aforementioned Implementing Decision. The implementation of the new SCC and their module structure and dispositive parts, which need to be negotiated between data exporters and importers, the obligation to assess and analyze each international transfer, the changing nature of the local regulations of the countries of destination, as well as the obligation to renew all agreements that include the old SCC, pose a challenge for the Group and, with it, a potential risk of non-compliance in the performance of international data transfers in accordance with the GDPR.

With regard to the international data transfer to the United States of America, on October 7, 2022, the U.S. President signed an executive order directing the steps that the United States will take to implement the U.S. commitments to improve the European Union–U.S. Data Privacy Framework in light of the judgment of the CJEU C-311/18. In connection with this U.S. initiative, the European Commission published in December 2022 a draft adequacy decision that would facilitate the transfer of data to the United States of America, which, like its predecessors, the International Safe Harbor Privacy Principles and the EU-U.S. Privacy Shield, is based on a self-regulatory approach, whereby U.S. companies that undertake to comply with the principles set out in the Privacy Framework will be able to self-certify as "adequate undertakings". They will thus be able to import data from the EU to the U.S. if they commit to providing an adequate level of protection to the data transferred.

While this represents an improvement in the regulatory landscape for international data transfers and the risks associated with them, the approval of this new adequacy decision for the United States is subject to the non-binding review by the European Data Protection Committee and the Civil Liberties Committee of the European Parliament, as well as the mandatory and binding approval by the Member States in the Council, which is not expected to occur until mid-2023.

In addition, the United Kingdom's exit from the European Union on January 1, 2021 means that the Group must monitor how its operations and business in the United Kingdom are affected in terms of applicable privacy regulations and, specifically, the flow of data to and from the United Kingdom. The European Commission declared the United Kingdom as a country with an adequate level of data protection according to the Adequacy Decision of June 28, 2021. Accordingly, entities that transfer data between both territories will not be required to adopt additional tools or measures for international transfers. The Adequacy Decision establishes an initial period of validity of four years, which may be extended only if the United Kingdom demonstrates that it continues to ensure an adequate level of data protection. In this regard, since European Union regulations no longer apply in the United Kingdom, the UK government has published a draft reform of its local privacy and data protection regulations in June 2022, which, if it finally passes through parliamentary procedures and is approved, aims to update these regulations to address new technological challenges and business opportunities in the use of data. The result and approval of this amendment could impact the Telefónica Group's business in the United Kingdom and the

aforementioned international data transfers to and from the United Kingdom, either because additional regulatory restrictions or impositions are imposed that reduce the capacity for innovation and the development of new services and products, or because the European Union authorities consider that the United Kingdom is no longer a country with an adequate level of data protection, in which case the Telefónica Group may face similar challenges and risks as it is currently facing with respect to data transfers to the United States or other territories not declared as having an adequate level of protection.

In Latin America, Law No. 13,709 in Brazil imposes standards and obligations similar to those required by the GDPR, including a sanctioning regime which is in force from August 2021, with fines for non-compliance of up to 2% of the Group's income in Brazil in the last financial year subject to a limit of 50 million Brazilian reais (approximately 9.1 million euros based on the exchange rate as of December 31, 2022) per infraction which may increase compliance risks and costs. In addition, in 2022 the Brazilian data protection authority, Autoridade Nacional de Proteção de Dados (ANPD), became an independent agency not linked to the presidency of the Republic, thus providing it with additional autonomy to develop its control and supervision functions.

Furthermore, in Ecuador, the Organic Law on Data Protection has entered into force, aligned with the principles of the European GDPR, although the effectiveness of the sanctioning regime is postponed for a two-year adaptation period which ends in 2023. In addition, Argentina has ratified Convention 108+, which is an international treaty of the Council of Europe which is open to accession by any state outside Europe, and which regulates the protection of the rights of individuals with regard to the automated processing of their data, in a very similar way to the protection granted by virtue of the GDPR. Likewise, in Chile and other territories in the region where Telefónica operates, there are regulatory proposals to bring regulation more in line with the provisions set forth in the GDPR, which may increase compliance risks and costs.

Data privacy protection requires careful design of products and services, as well as robust internal procedures and rules that can be adapted to regulatory changes where necessary, all of which entails compliance risk. Failure to maintain adequate data security and to comply with any relevant legal requirements could result in the imposition of significant penalties, damage to the Group's reputation and the loss of trust of customers and users.

Telefónica's reputation depends to a large extent on the digital trust it is able to generate among its customers and other stakeholders. In this regard, in addition to any reputational consequences, it is important to note that, in the European Union, very serious breaches of the GDPR may entail the imposition of administrative fines of up to the larger of 20 million euros or 4% of the infringing company's overall total annual revenue for the previous financial year. Furthermore, once it is approved, the e-Privacy Regulation may set forth sanctions for breaches of it similar to those provided for in the GDPR.

Any of the foregoing could have an adverse effect on the business, financial condition, results of operations and/or cash flows of the Group.

Telefónica may not anticipate or adapt in a timely manner to changing customer demands and/or new ethical or social standards, which could adversely affect Telefónica's business and reputation.

To maintain and improve its position in the market vis-à-vis its competitors, it is vital that Telefónica: (i) anticipates and adapts to the evolving needs and demands of its customers, and (ii) avoids commercial or other actions or policies that may generate a negative perception of the Group or the products and services it offers, or that may have or be perceived to have a negative social impact. In addition to harming Telefónica's reputation, such actions could also result in fines and sanctions.

In order to respond to changing customer demands, Telefónica needs to adapt both (i) its communication networks and (ii) its offering of digital services.

The networks, which had historically focused on voice transmission, are evolving into increasingly flexible, dynamic and secure data networks, replacing, for example, old copper telecommunications networks with new technologies such as fiber optics, which facilitate the absorption of the exponential growth in the volume of data demanded by the Group's customers.

In relation to digital services, customers require an increasingly digital and personalized experience, as well as a continuous evolution of the Group's product and service offering. In this sense, new services such as "Smart Wi-Fi", "Connected Car", "Smart Cities", "Smart Agriculture" and "Smart Metering" which facilitate certain aspects of the Group's customers' digital lives, are being developed. Furthermore, new solutions for greater automation in commercial services and in the provision of the Group's services are being developed, through new apps and online platforms that facilitate access to services and content, such as new video platforms that offer both traditional Pay TV, video on demand or multi-device access. However, there can be no assurance that these and other efforts will be successful. For example, if streaming television services, such as Netflix or others, become the principal way television is consumed to the detriment of the Group's Pay TV service, the Group's revenues and margins could be affected.

In the development of all these initiatives it is also necessary to take into account several factors: firstly, there is a growing social and regulatory demand for companies to behave in a socially responsible manner,

and, in addition, the Group's customers are increasingly interacting through online communication channels, such as social networks, in which they express this demand. Telefónica's ability to attract and retain clients depends on their perceptions regarding the Group's reputation and behavior. The risks associated with potential damage to a brand's reputation have become more relevant, especially due to the impact that the publication of news through social networks can have.

If Telefónica is not able to anticipate or adapt to the evolving needs and demands of its customers or avoid inappropriate actions, its reputation could be adversely affected, or it could otherwise have an adverse effect on the business, financial condition, results of operations and/or cash flows of the Group.

Operational Risks.

Information technology is key to the Group's business and is subject to cybersecurity risks.

The risks derived from cybersecurity are among the Group's most relevant risks due to the importance of information technology to its ability to successfully conduct operations. Despite advances in the modernization of the network and the replacement of legacy systems in need of technological renewal, the Group operates in an environment increasingly prone to cyber-threats and all of its products and services are intrinsically dependent on information technology systems and platforms that are susceptible to cyberattacks. Successful cyberattacks could prevent the effective provision, operation and commercialization of products and services in addition to affecting their use by customers. Therefore, it is necessary to continue to identify and remedy any technical vulnerabilities and weaknesses in the Group's operating processes, as well as to strengthen its capabilities to detect, react and recover from incidents. This includes the need to strengthen security controls in the supply chain (for example, by focusing on the security measures adopted by the Group's providers and other third parties), as well as to ensure the security of the services in the cloud.

Telecommunications companies worldwide face continuously increasing cybersecurity threats as businesses become increasingly digital and dependent on telecommunications, computer networks and cloud computing technologies. As a result of the circumstances brought by the COVID pandemic, remote access and teleworking of employees and collaborators has spread and is now a common practice, increasing the use of cloud services; thus, the risks associated with their use, and forcing companies to review the security controls beyond the perimeter of the corporate network. Further, the Telefónica Group is aware of the possible cybersecurity risks arising from the conflict in Ukraine, monitoring cyberattacks that may affect our infrastructure, and maintaining contact with national and international organizations to obtain cyberintelligence information, without having so far detected a significant increase in attacks in our perimeter compared to other previous periods, though this may change in the future. Cybersecurity threats may include gaining unauthorized access to the Group's systems or propagating computer viruses or malicious software, to misappropriate sensitive information like customer data or disrupt the Group's operations. In addition, traditional security threats, such as theft of laptop computers, data devices and mobile phones may also affect the Group along with the possibility that the Group's employees or other persons may have access to the Group's systems and leak data and/or take actions that affect the Group's networks or otherwise adversely affect the Group or its ability to adequately process internal information or result in regulatory penalties.

In particular, in the past three years, the Group has suffered several cybersecurity incidents. Attacks during this period include (i) intrusion attempts (direct or phishing), exploitation of vulnerabilities and corporate credentials being compromised; (ii) Distributed Denial of Service (DDoS) attacks, using massive volumes of Internet traffic that saturate the service; and (iii) exploitation of vulnerabilities to carry out fraud through online channels, usually through the subscription of services without paying for them. None of these incidents had material consequences for the Telefónica Group, but this may change in the future.

Although Telefónica seeks to manage these risks by adopting technical and organizational measures as defined in its digital security strategy, such as the use of early vulnerabilities detection, access control, log review of critical systems and network segregation, as well as the deployment of firewalls, intrusion-prevention systems, virus scanners and backup systems, it can provide no assurance that such measures are sufficient to avoid or fully mitigate such incidents. Therefore, the Telefónica Group has insurance policies in place, which could cover, subject to the policies terms, conditions, exclusions, limits and sublimits of indemnity, and applicable deductibles, certain losses arising out of these types of incidents. To date, the insurance policies in place have covered some incidents of this nature, however due to the potential severity and uncertainty about the evolution of the aforementioned events, these policies may not be sufficient to cover all possible losses arising out of these risks.

Climate change, natural disasters and other factors beyond the Group's control may result in physical damage to our technical infrastructure that may cause unanticipated network or service interruptions or quality loss or otherwise affect the Group's business.

Climate change, natural disasters and other factors beyond the Group's control, such as system failures, lack of electric supply, network failures, hardware or software failures, theft of network elements or cyber-attacks can

damage our infrastructure and affect the quality of, or cause interruption to, the provision of the services of the Telefónica Group.

Further, changes in temperature and precipitation patterns associated with climate change may increase the energy consumption of telecommunications networks or cause service disruption due to extreme temperature waves, floods or extreme weather events. These changes may cause increases in the price of electricity due to, for example, reduction in hydraulic generation as a result of recurrent droughts. Further, as a result of global commitments to tackle climate change, new carbon dioxide taxes may be imposed and could affect, directly or indirectly, Telefónica, and may have a negative impact on the Group's operations results. Telefónica analyses these risks in accordance with the recommendations of the Task Force on Climate-Related Financial Disclosures ("TCFD").

Network or service interruptions or quality loss or climate-related risks could cause customer dissatisfaction, a reduction in revenues and traffic, the realization of expensive repairs, the imposition of sanctions or other measures by regulatory bodies, and damage to the image and reputation of the Telefónica Group, or could otherwise have an adverse effect on the business, financial condition, results of operations and/or cash flows of the Group.

Financial Risks.

Worsening of the economic and political environment could negatively affect Telefónica's business.

Telefónica's international presence enables the diversification of its activities across countries and regions, but it exposes Telefónica to diverse legislation, as well as to the political and economic environments of the countries in which it operates. Any adverse developments in this regard, including inflationary pressures, rapid normalization of monetary policy, exchange rate or sovereign-risk fluctuations, as well as growing geopolitical tensions, may adversely affect Telefónica's business, financial position, debt management, cash flows and results of operations and/or the performance of some or all of the Group's financial indicators.

Russia's invasion of Ukraine opened a period that has been characterized by extraordinary uncertainty and the simultaneous concurrence of multiple negative shocks. Inflationary pressures, arising from bottlenecks associated with the rapid recovery from the pandemic, have been exacerbated by two phenomena that are closely related to the Russian invasion; i) the largest energy crisis since 1970s (17.7% of GDP spent on energy in 2022 vs. 10.2% in 2019 in OECD countries) and ii) the highest increase in world food prices in recent history, resulting in inflation rates not seen in the last 40 years. The persistence of shocks led inflationary pressures to become more broad-based, with higher costs increasingly being passed through to the final prices of other goods and services, leading to strong response from central banks (interest rate hikes and liquidity withdrawal) and a significant loss of consumer purchasing power. Further, it is likely that the transmission of past increases in energy prices and other imported goods to final prices has not yet been completed, which will continue to put some upward pressure in the short term. These inflationary pressures have also been contributed to by the increasing wage demands that have been observed at the international level, reflecting both the strength of labor markets, especially those of the main developed economies, and the prevalence (although to a lesser extent than in the past) of wage indexation mechanisms. Moreover, there is a risk that global liquidity reduction and high interest rates could generate greater financial volatility leading to episodes of stress, such as those observed in the United Kingdom, especially if inflation turns out to be more persistent than previously expected. Also, premature monetary easing by central banks could lead to inflationary rebound that could generate a new period of stagflation as in the 1970s. Going forward, elements that could worsen the effects of the current situation include the escalation of the armed conflict and potential disruptions to energy supply and possible further increases in commodity prices, with a potential de-anchoring of inflation expectations and higher-than-expected wage demands, prolonging and amplifying the inflation-recession scenario. As a result of the above, economic growth is expected to decelerate further in the near term, with a significant risk of recession in many parts of the world.

So far, the main European countries where the Group operates have been affected through the price channel (higher commodity prices, intermediate inputs and salary costs, among others), as their trade and financial exposure is limited. However, in Europe there is concern about the energy situation for both this and next winter if climate conditions worsen in the face of a possible gas shortage. Latin America could be affected by lower external demand associated with slower global growth, deteriorating terms of trade and tighter financial conditions.

As of December 31, 2022, the contribution of each segment to Telefónica Group's total assets was as follows: Telefónica Spain 25.5% (22.9% as of December 31, 2021), VMO2 9.8 % (11.1% as of December 31, 2021), Telefónica Germany 17.5% (18.3 % as of December 31, 2021), Telefónica Brazil 22.7% (19.7% as of December 31, 2021) and Telefónica Hispam 14.5% (14.3% as of December 31, 2021). Part of the Group's assets are located in countries that do not have an investment grade credit rating (in order of importance, Brazil, Argentina, Ecuador and Venezuela). Likewise, Venezuela and Argentina are

considered countries with hyperinflationary economies in 2022 and 2021.

The main risks are detailed by geography below:

In Europe, there are several risks of an economic and political nature. First, the development of the armed conflict between Russia and Ukraine constitutes the main risk factor on growth and inflation prospects. Any worsening of the supply of gas, oil or food (such as the total shutdown of flows from Russia) would have a negative impact on their prices with a consequent impact on disposable income. In the medium term, this could lead to a stronger pass-through to final consumer prices, which could result in higher-than-expected wage increases, a persistent rise in inflation expectations and an even tighter monetary policy. All of the above would be added to the economic risks existing prior to the conflict, such as the consequences of an increase in the cost of financing conditions, both for the private and public sectors (more accelerated than expected a few months ago) which could trigger episodes of financial stress. Finally, there is a risk of financial fragmentation in the transmission of monetary policy in the Eurozone, which means that interest rates may react differently in different countries across the Eurozone, leading to differences in the yields of bonds issued by peripheral countries (such as Spain) and those issued by central countries, which would make access to credit more difficult for the former.

- *Spain*: there are several local sources of risks. One of them stems from the risk that supply disruptions will have a more persistent negative economic impact than expected, and high commodity prices and/or the emergence of second round effects, prolonging the inflationary episode with a deeper impact on household income. Secondly, and although the disbursement of European funds (NGEU) appears to be gaining traction, further delays or even designing flaws could limit their final impact on GDP growth and employment. In addition, as one of the most open countries in the world, from a commercial point of view, being among the top ten countries in respect of capital outflows and inflows globally, the rise of protectionism and trade restrictions could have significant implications. Lastly, the impact of rising interest rates could be a source of financial stress due to high public indebtedness and lead to a possible correction in the real estate market.

- *Germany*: in the short term, the main sources of risk relate to the country's energy supply (as 35% of energy came from Russia before the conflict) and the prolongation of bottlenecks in the supply of raw materials and intermediate goods in the manufacturing sector, which could continue to limit the expansion of economic activity. Among the risks associated with energy supply, there is a risk of unusually low temperatures that could lead to higher gas consumption requirements and may affect the ability to secure necessary gas supplies. On the other hand, there is concern that higher-than-expected wage growth could lead to a stronger inflationary cycle. As for the medium to long term, there is a risk that a potential escalation of geopolitical tensions could reduce international trade, with a consequent impact on the country's potential growth, which is dependent on exports. In addition, long-term challenges remain, such as the aging of the population.

- *United Kingdom*: an intensification of inflationary pressures could weigh on consumption and further depress economic growth. In particular, there is a concern that wage growth could lead to a further increase in the prices of goods and services, preventing inflation rates from normalizing as quickly as anticipated. On the other hand, although the UK economy has few direct trade links with Russia and Ukraine, it is vulnerable to developments in the global energy market as it is the second European economy with the largest share of gas in the energy mix. In addition, Britain imports gas and electricity from the European continent during the coldest months, so a confluence of an abnormally cold winter and a cut-off of Russian gas to Europe could lead to energy shortages. On the political front, recent social polarization could detract political capital from the incoming executive, becoming another source of uncertainty in the short to medium term. Finally, the formal exit of the United Kingdom from the European Union on December 31, 2020 (Brexit) has created new barriers to trade in goods and services, mobility and cross-border exchanges, which will entail an economic adjustment in the medium term. Northern Ireland's post-Brexit status and the difficulties associated with the implementation of the Northern Ireland Protocol will continue to be a source of tension.

- In Latin America, the exchange risk is moderate but may increase in the future. The end of electoral events and rapid central bank actions to contain inflation may, at least partially, limit the impact of external risks (global trade tensions, abrupt movements in commodity prices, concerns about global growth, tightening U.S. monetary policy and financial imbalances in China) and internal risks (managing the monetary normalization and the possible underlying fiscal deterioration).

- *Brazil*: fiscal sustainability remains the main domestic risk, especially considering the recent approval of extraordinary spending of ~2% of GDP by 2023. The new administration's initial signals are towards greater economic interventionism, the repeal of the spending cap and the review of the privatization agenda. Political negotiations could be affected by social polarization. Uncertainty now centers on the unknown economic guidelines for the coming years of the new government, including the definition of a new fiscal rule, expenditure increase and the economic reform agenda. Given this context, domestic asset prices, including the exchange rate, continue to show high volatility. In addition, higher fiscal risks have also affected inflation expectations,

which have increased since December 2022, remaining above the targets for the monetary policy's relevant horizon (2023 and 2024). In this regard, there is a risk that interest rates will be above the levels expected a few months ago, which would imply a downward bias for GDP growth in 2023.

- *Argentina*: macroeconomic and exchange rate risks remain high. The main domestic challenges are achieving political consensus to reduce the public deficit and rebuilding international reserves in a context of high inflation, in order to allow the country to meet the targets agreed with the International Monetary Fund. On the external front, a global slowdown resulting in lower demand for exported products and their prices would imply lower hard currency inflows, which would increase vulnerability to volatility in international financial markets. Finally, the application of unorthodox price control measures and increasing foreign exchange restrictions could affect Telefónica's profitability.
- *Chile, Colombia and Peru*: these countries are exposed not only to changes in the global economy, given their vulnerability and exposure to changes in commodity prices, but also to tightening of global financial conditions. On the domestic side, existing political instability and the possibility of further social unrest and the resurgence of populism could have a negative impact in both the short and medium term. In this regard, measures that result in excessive growth in public spending that jeopardize fiscal balance could have a negative impact on sovereign credit ratings, further deteriorating local financing conditions. High inflation threatens to be more persistent than expected, which would limit central banks' ability to respond to an abrupt drop in activity levels and would also increase the risk on financial stability. In political terms, uncertainty prevails both in Chile, due to the new constituent process underway, and in Colombia, due to the impact that the tax and pension reforms promoted by the President may have on private investment. In Peru, political instability could continue despite the installation of the new government due to the lack of support both in chambers and at the grassroots level.

As discussed above, the countries where the Group operates are generally facing significant economic uncertainties and, in some cases, political uncertainties. The worsening of the economic and political environment in any of the countries where Telefónica operates may materially adversely affect the Group's business, financial condition, results of operations and/or cash flows.

The Group has and, in the future, could experience impairment of goodwill, investments accounted for by the equity method, deferred tax assets or other assets.

In accordance with current accounting standards, the Telefónica Group reviews on an annual basis, or more frequently when the circumstances require it, the need to introduce changes to the book value of its goodwill (which as of December 31, 2022, represented 16.8% of the Group's total assets), investments accounted for by the equity method (which represented 10.6% of the Group's total assets as of December 31, 2022), deferred tax assets (which as of December 31, 2022, represented 4.5% of the Group's total assets), or other assets, such as intangible assets (which represented 11.0% of the Group's total assets as of December 31, 2022), and property, plant and equipment (which represented 21.6% of the Group's total assets as of December 31, 2022). In the case of goodwill, the potential loss of value is determined by the analysis of the recoverable value of the cash-generating unit (or group of cash-generating units) to which the goodwill is allocated at the time it is originated, and such calculation requires significant assumptions and judgment. In 2022 impairment losses in other assets of Telefónica Argentina were recognized for a total of 77 million euros. In 2021 impairment losses in the goodwill of Telefónica del Perú were recognized for a total of 393 million euros and in 2020 impairment losses in the goodwill and other assets of Telefónica Argentina were recognized for a total of 894 million euros.

In addition, Telefónica may not be able to realize deferred tax assets on its statement of financial position to offset future taxable income. The recoverability of deferred tax assets depends on the Group's ability to generate taxable income over the period for which the deferred tax assets remain deductible. If Telefónica believes it is unable to utilize its deferred tax assets during the applicable period, it may be required to record an impairment against them resulting in a non-cash charge on the income statement. By way of example, in 2021 deferred tax assets corresponding to the tax Group in Spain amounting to 294 million euros were derecognized (101 million euros in 2020).

Further impairments of goodwill, deferred tax assets or other assets may occur in the future which may materially adversely affect the Group's business, financial condition, results of operations and/or cash flows.

The Group faces risks relating to its levels of financial indebtedness, the Group's ability to finance itself, and its ability to carry out its business plan.

The operation, expansion and improvement of the Telefónica Group's networks, the development and distribution of the Telefónica Group's services and products, the implementation of Telefónica's strategic plan and the development of new technologies, the renewal of licenses and the expansion of the Telefónica Group's business in countries where it operates, may require a substantial amount of financing.

The Telefónica Group is a relevant and frequent issuer of debt in the capital markets. As of December 31, 2022, the Group's gross financial debt amounted to 39,079 million euros (42,295 million euros as of December 31, 2021), and

the Group's net financial debt amounted to 26,687 million euros (26,086 million euros as of December 31, 2021). As of December 31, 2022, the average maturity of the debt was 13.1 years (13.6 years as of December 31, 2021), including undrawn committed credit facilities.

A decrease in the liquidity of Telefónica, or a difficulty in refinancing maturing debt or raising new funds as debt or equity could force Telefónica to use resources allocated to investments or other commitments to pay its financial debt, which could have a negative effect on the Group's business, financial condition, results of operations and/or cash flows.

Funding could be more difficult and costly to obtain in the event of a deterioration of conditions in the international or local financial markets due, for example, to monetary policies set by central banks, including increases in interest rates and/or decreases in the supply of credit, increasing global political and commercial uncertainty and oil price instability, or if there is an eventual deterioration in the solvency or operating performance of Telefónica.

As of December 31, 2022, the Group's gross financial debt scheduled to mature in 2023 amounted to 4,020 million euros, and gross financial debt scheduled to mature in 2024 amounted to 2,010 million euros.

In accordance with its liquidity policy, Telefónica has covered its gross debt maturities for the next 12 months with cash and credit lines available as of December 31, 2022. As of December 31, 2022, the Telefónica Group had undrawn committed credit facilities arranged with banks for an amount of 11,737 million euros (11,434 million euros of which were due to expire in more than 12 months). Liquidity could be affected if market conditions make it difficult to renew undrawn credit lines. As of December 31, 2022, 2.6% of the aggregate undrawn amount under credit lines was scheduled to expire prior to December 31, 2023.

In addition, given the interrelation between economic growth and financial stability, the materialization of any of the economic, political and exchange rate risks referred to above could adversely impact the availability and cost of Telefónica's financing and its liquidity strategy. This in turn could have a negative effect on the Group's business, financial condition, results of operations and/or cash flows.

Finally, any downgrade in the Group's credit ratings may lead to an increase in the Group's borrowing costs and could also limit its ability to access credit markets.

The Group's financial condition and results of operations may be adversely affected if it does not effectively manage its exposure to interest rates or foreign currency exchange rates.

Interest rate risk arises primarily in connection with changes in interest rates affecting: (i) financial expenses on floating-rate debt (or short-term debt likely to be renewed); (ii) the value of long-term liabilities at fixed interest rates; and (iii) financial expenses and principal payments of inflation-linked financial instruments, considering interest rate risk as the impact of changes in inflation rates.

In nominal terms, as of December 31, 2022, 88% of the Group's net financial debt had its interest rate set at fixed interest rates for periods of more than one year. The effective cost of interest payments for the last 12 months was 3.86% as of December 31, 2022 compared to 3.77% as of December, 2021. To illustrate the sensitivity of financial expenses to variations in short-term interest rates as of December 31, 2022: (i) a 100 basis point increase in interest rates in all currencies in which Telefónica had a financial position at that date would have led to an increase in financial expenses of 34 million euros, whereas (ii) a 100 basis point decrease in interest rates in all currencies (even if negative rates are reached), would have led to a reduction in financial expenses of 34 million euros. For the preparation of these calculations, a constant position equivalent to the position at that date is assumed of net financial debt.

Exchange rate risk arises primarily from: (i) Telefónica's international presence, through its investments and businesses in countries that use currencies other than the euro (primarily in Latin America and the United Kingdom); (ii) debt denominated in currencies other than that of the country where the business is conducted or the home country of the company incurring such debt; and (iii) trade receivables or payables in a foreign currency to the currency of the company with which the transaction was registered. According to the Group's calculations, the impact on results, and specifically on net exchange differences, due to a 10% depreciation of Latin American currencies against the U.S. dollar and a 10% depreciation of the rest of the currencies to which the Group is most exposed, against the euro would result in exchange gains of 11 million euros as of December 31, 2022 and a 10% appreciation of Latin American currencies against the U.S. dollar and a 10% appreciation of the rest of the currencies to which the Group is most exposed, would result in exchange losses of 11 million euros as of December 31, 2022. These calculations have been made assuming a constant currency position with an impact on profit or loss for 2022 taking into account derivative instruments in place.

In 2022, the evolution of exchange rates positively impacted the Group's results, increasing the year-on-year growth of the Group's consolidated revenues and OIBDA by an estimated 4.5 percentage points and 3.0 percentage points, respectively, mainly due to the evolution of the Brazilian real (negative impact of 2.3 percentage points and 2.7 percentage points, respectively, in 2021). Furthermore, translation differences

as of December 31, 2022 had a positive impact on the Group's equity of 1,169 million euros (4,088 million euros as of December 31, 2021).

The Telefónica Group uses a variety of strategies to manage this risk including, among others, the use of financial derivatives, which are also exposed to risk, including counterparty risk. The Group's risk management strategies may be ineffective, which could adversely affect the Group's business, financial condition, results of operations and/or cash flows. If the Group does not effectively manage its exposure to foreign currency exchange rates or interest rates, it may adversely affect its business, financial condition, results of operations and/or cash flows.

Legal and Compliance Risks.

Telefónica and Telefónica Group companies are party to lawsuits, antitrust, tax claims and other legal proceedings.

Telefónica and Telefónica Group companies operate in highly regulated sectors and are and may in the future be party to lawsuits, tax claims, antitrust and other legal proceedings in the ordinary course of their businesses, the outcome of which is unpredictable.

The Telefónica Group is subject to regular reviews, tests and audits by tax authorities regarding taxes in the jurisdictions in which it operates and is a party and may be a party to certain judicial tax proceedings. In particular, the Telefónica Group is currently party to certain tax and regulatory proceedings in Brazil, primarily relating to the ICMS (a Brazilian tax on telecommunication services) and the corporate tax.

Telefónica Brazil maintained provisions for tax contingencies amounting to 446 million euros and provisions for regulatory contingencies amounting to 336 million euros as of December 31, 2022. In addition, Telefónica Brazil faces possible tax contingencies for which no provisions are made (see Note 25-Tax Litigation in Telefónica Brazil, to the Consolidated Financial Statements). Further, the Group makes estimates for its tax liabilities that the Group considers reasonable, but if a tax authority disagrees, the Group could face additional tax liability, including interest and penalties. There can be no guarantee that any payments related to such contingencies or in excess of our estimates will not have a significant adverse effect on the Group's business, results of operations, financial condition and/or cash flows. In addition to the most significant litigation indicated above, further details on these matters are provided in Notes 25 and 29 to the Consolidated Financial Statements. The details of the provisions for litigation, tax sanctions and claims can be found in Note 24 of the Consolidated Financial Statements.

Telefónica Group is also party to certain litigation in Peru concerning certain previous years' income taxes in respect of which Telefónica has been notified that the judicial resolutions which resolve the contentious administrative processes are unfavorable to the Group and will require it to pay taxes related to prior years. At the end of the relevant proceedings, the Tax Administration, through an administrative act, will determine the amount of the payment obligation. The estimated impact of the aforementioned judicial resolutions is already provisioned in Telefónica's financial statements, with the total provision as of December 31, 2022 amounting to 3,849 million Peruvian soles (approximately 945 million euros at the exchange rate at such date).

An adverse outcome or settlement in these or other proceedings, present or future, could result in significant costs and may have a material adverse effect on the Group's business, financial condition, results of operations and/or cash flows.

Increased scrutiny and changing expectations from stakeholders, evolving reporting and other legal obligations and compliance with the Company's own goals regarding ESG matters, may expose the Company to various risks.

The Telefónica Group may be unable to adapt to or comply with increasingly demanding expectations from analysts, investors, customers and other stakeholders and new regulatory reporting or other legal requirements related to ESG issues. Further, expectations and requirements may differ from region to region, may be based on diverging calculation or other criteria and may experience material changes as they still are at their emerging phase.

Further, the Group's disclosure of information on its ESG objectives and initiatives in its public reports and other communications (including its CO_2 emission reduction targets) subjects it to the risk that it will fail to achieve these objectives and initiatives.

Although Telefónica is working to comply with new ESG reporting requirements, to achieve its objectives, and to meet the expectations of its stakeholders in these matters, if the Company is unable to meet these expectations, fails to adequately address ESG matters or fails to achieve the reported objectives (including its CO_2 emission reduction targets), the Telefónica Group's reputation, its business, financial position, results of operations and/or cash flows could be materially and adversely affected.

The Telefónica Group is exposed to risks in relation to compliance with anti-corruption laws and regulations and economic sanctions programs.

The Telefónica Group is required to comply with the anti-corruption laws and regulations of the jurisdictions where it conducts operations around the world, including in certain circumstances with laws and regulations having

extraterritorial effect such as the U.S. Foreign Corrupt Practices Act of 1977 and the United Kingdom Bribery Act of 2010. The anti-corruption laws generally prohibit, among other conduct, providing anything of value to government officials for the purposes of obtaining or retaining business or securing any improper business advantage or failing to keep accurate books and records and properly account for transactions.

In this sense, due to the nature of its activities, the Telefónica Group is increasingly exposed to this risk, which increases the likelihood of occurrence. In particular, it is worth noting the continuous interaction with officials and public administrations in several areas, including the institutional and regulatory fronts (as the Telefónica Group carries out a regulated activity in different jurisdictions), the operational front (in the deployment of its network, the Telefónica Group is subject to obtaining multiple activity permits) and the commercial front (the Telefónica Group provides services directly and indirectly to public administrations). Moreover, Telefónica is a multinational group subject to the authority of different regulators and compliance with various regulations, which may be domestic or extraterritorial in scope, civil or criminal, and which may lead to overlapping authority in certain cases. Therefore, it is very difficult to quantify the possible impact of any breach, bearing in mind that such quantification must consider not only the economic amount of sanctions, but also the potential negative impact on the business, reputation and/or brand, or the ability to contract with public administrations.

Additionally, the Telefónica Group's operations may be subject to, or otherwise affected by, economic sanctions programs and other forms of trade restrictions ("sanctions") including those administered by the United Nations, the European Union, the United States, including by the U.S. Treasury Department's Office of Foreign Assets Control and the United Kingdom. The sanctions regulations restrict the Group's business dealings with certain sanctioned countries, territories, individuals and entities and may impose certain trade restrictions, among others, export and/or import trade restrictions to certain good and services. In this context, the provision of services by a multinational telecommunications group, such as the Telefónica Group, directly and indirectly, and in multiple countries, requires the application of a high degree of diligence to prevent the contravention of sanctions (which take various forms, including economic sanctions programs applicable to countries, territories, lists of entities and persons sanctioned or certain trade restrictions). Given the nature of its activity, the Telefónica Group's exposure to these sanctions is particularly noteworthy.

Although the Group has internal policies and procedures designed to ensure compliance with the above mentioned applicable anti-corruption laws and sanctions regulations, there can be no assurance that such policies and procedures will be sufficient or that the Group's employees, directors, officers, partners, agents and service providers will not take actions in violation of the Group's policies and procedures (or, otherwise in violation of the relevant anti-corruption laws and sanctions regulations) for which the Group, its subsidiaries or they may be ultimately held responsible. In this regard, the Group is currently cooperating with governmental authorities (and, where appropriate, conducting the relevant internal investigations) regarding requests for information potentially related, directly or indirectly to possible violations of applicable anti-corruption laws. Telefónica believes that, considering the size of the Group, any potential penalty as a result of matters relating to those specific information requests would not materially affect the Group's financial condition.

Notwithstanding the above, violations of anti-corruption laws and sanctions regulations could lead not only to financial penalties, but also to exclusion from government contracts and the revocation of licenses and authorizations, and could have a material adverse effect on the Group's reputation, or otherwise adversely affect the Group's business, financial condition, results of operations and/or cash flows.

4 Annual Corporate Governance Report





4.1. Main aspects of Corporate Governance in 2022 and prospects for 2023

GRI 2-9, 2-17

4.1.1. Corporate Governance System

Telefónica's basic corporate governance principles are set forth in its Bylaws, in the Regulations of its Board of Directors, in the Regulations for the General Shareholders' Meeting, in the Regulations for the Audit and Control Committee, in the Regulations for the Nominating, Compensation and Corporate Governance Committee, in the Internal Code of Conduct for Securities Markets Issues, and in certain Policies relating to this matter; particularly noteworthy, among others, are the Diversity Policy in relation to the Board of Directors and the Selection of Board Members, the Disclosure, Contact and Engagement Policy for Shareholders, Institutional Investors and Proxy Advisors, the Remuneration Policy of the Directors of Telefónica, S.A. and the Responsible Business Policy. These regulations determine the action principles of the Board, govern its organization and operation, and set the rules of conduct of its members.

The principles underlying Telefónica's corporate governance are the following:

a. the maximization of the value of the Company in the interest of the shareholders,

b. the essential role of the Board of Directors in the supervision of the management of the Company, and

c. transparency as regards information in relations with its stakeholders including employees, shareholders, investors and customers, among others.

As provided in the Regulations of the Board of Directors, the Board will take the necessary measures to ensure: (i) that the Company's management team pursues the creation of value for the shareholders, (ii) that such management team is under its actual supervision, (iii) that no person or small group of persons holds a decision-making power that is not subject to checks and balances or controls, and (iv) that any shareholder receives privileged treatment compared to the others.

4.1.2. Continuous improvement of Corporate Governance

Telefónica undertakes the firm commitment to continuously improve its corporate governance framework by expanding, enhancing and consolidating best practices in this subject.

In relation to the above, the Company carries out an ongoing analysis and review of its corporate governance structures and the degree of compliance with the main recommendations existing in the subject of good governance, always in consideration of possible initiatives to make short and medium term improvements and seeking out the formula for governance that best defends the interests of its shareholders and value creation.

In this context, as it has done throughout the 2021 financial year, Telefónica has continued to improve and strengthen its corporate governance framework in 2022 by, among other measures: i) the continuous implementation of Training and Information Programmes to all members of its Board of Directors for the purpose to continue to comply with the best practices and recommendations in Corporate Governance; ii) the celebration, for the first time, of the General Meeting of Shareholders in hybrid format, for the purposes of ensuring an effective commitment with the Company's shareholders; and iii) the update of part of its regulations and internal policies in those matters where it has been required (for example, the Equality Policy of the Telefónica Group).

The detail of the matters indicated in the above paragraphs is given below:

> Training and Information Programme

Telefónica continually offers all members of its Board of Directors training programmes and refresher

courses on those aspects of special importance to the performance of their duties.

In this regard, throughout the 2022 financial year, training and information sessions have been imparted to the members of the Board of Directors related to the following topics, among others:

- Sustainability:
  - Workshop oriented towards providing a general view on the main ESG criteria from Telefónica's perspective, given on January 25, 2022.
  - Training session on European Taxonomy, specifically on the regulatory development related to the financial sector with the attainment of the decarbonisation goals of the European economy, and with the compliance of the United Nations' Sustainable Development Goals, given on May 30, and June 6, 2022.
- Cybersecurity and Technology Risks: Course on the main concepts and risks in Cybersecurity, Information and Technology, given on March 11 and 21, 2022.
- Visit to the new Telefónica Demostration Centre ("La Cabina") on November 3, 2022, a benchmark for companies, employees and institutions, where the present and future possibilities of technology are on display, with sustainable innovation solutions that in addition to being a windfall for businesses, act as an engine for social, environmental and economic transformation.

In addition, the Company has an onboarding process for new Board Members, which provides them with a welcome pack with important information about the Company. The purpose is for new member of the Board of Directors or its Committees can have the right support they need to rapidly get up to speed regarding the Company and its Group, in such way that from they can actively perform their duties immediately after their appointment.

Some of the most important documents provided to the new Board Members are: (i) the basic corporate regulations (Bylaws, Regulations for the General Shareholders' Meeting, Regulations of the Board of Directors, Regulations of the Audit and Control Committee, and Regulations for the Nominating, Compensation and Corporate Governance Committee. Similarly, the Diversity Policy in relation to the Board of Directors and the Selection of Board Members, the Remuneration Policy of the Directors, and the Disclosure, Contact and Engagement Policy for Shareholders, Institutional Investors and Proxy Advisors); (ii) the Internal Code of Conduct for Securities Markets Issues (RIC), which establishes a series of communication obligations and restrictions on carrying out operations with securities issued by companies of the Telefónica Group; (iii) the Responsible Business Policy; (iv) the Schedule of ordinary sessions of the Board of Directors and of the Board Committees; and (v) the presentation of the Company's governing bodies and the organisational structure.

> General Shareholders' Meeting 2022

The General Shareholders' Meeting held on April 8, 2022, took place for the first time in a hybrid mode, that is, with the attendance of shareholders in-person and online. However, as a consequence of the health crisis caused by COVID-19, and given the possibility that, on the date scheduled for the General Shareholders' Meeting, there might be some type of regulatory limitation or recommendation from the health authorities that would affect people's mobility or their ability to convene, the Company's Board of Directors recommended that shareholders or their representatives participate remotely in the General Meeting (by granting a proxy or casting a vote prior to the Meeting, or by attending the meeting remotely) following the Meeting by audiovisual means through the Company's corporate website, advising against physical attendance .

The objective pursued by Telefónica was to offer a format for the General Meeting of Shareholders that was attractive and accessible, to thus ensure the Company's effective commitment to its shareholders. In following, the key points highlighted at the General Meeting of Shareholders of Telefonica S.A. in 2022 are detailed:

- Significant increase in the quorum of attendance (58.58%), with the highest quorum since 2009, and the participation of shareholders and investors.
- High participation via remote access.
- Possibility of attending and exercising the rights of the shareholders online.
- Full broadcast in live streaming of the General Meeting of Shareholders.

> Update of Corporate Regulations and Policies

Throughout 2022, the Board of Directors has approved the following corporate regulations and policies: (i) updating the Telefónica Energy Management Policy; (ii) the Competition Law Policy of the Telefónica Group; (iii) the Equality Policy of the Telefónica Group; (iv) updating of the Regulations on Procurement of

Goods and Services (NCC-003); and (v) the Regulations on Sanctions.

The **main priorities** of Telefónica in corporate governance matters **for 2023** are:

- Continue to strengthen the corporate governance system by implementing the improvement actions identified in the 2022 review, and improve the functioning of the governance bodies for the purpose of keeping it permanently aligned with national and international best practices.
- Continue to strengthen its commitment to its shareholders through the General Meetings that are accessible to all shareholders regardless of their circumstances and foster an information transparency policy.
- Have a Board of Directors that guarantees a balanced, qualified and diverse make-up to lead the Group in its current and future strategy.
- Continue to foster best practices to integrate ESG criteria (Environmental, Social and Governance) in the functions of the Company's Board of Directors.

4.1.3. Key issues of the Board of Directors

As of December 31, 2022, some key issues of the Board of Directors of Telefónica, S.A. are detailed below:


33%
Women on the Board of Directors
15
Members on the Board of Directors
60%
Independent Directors
0.37%
total voting rights
9.48 Years - Average Director Tenure
Renewed Board of Directors since 2016
66.66% Directors
Lead Independent Director since December 2019
Board of Directors Session Off Site

Similarly, regarding the diversity of the Board, the following aspects stand out:

% Directors with the following Knowledge and Skills


67%
67%
53%
27%
20%
27%
Economic/Finance
Risks
Innovation/Technology
Engineering/Physics
Legal
Humanities

% Directors with Professional Experience in the following sectors


40%
33%
27%
27%
13%
20%
13%
67%
Industry
Academic
Banking
ESG
Public Administration
Services
Marketing
NGO/Fundations

Nationality

Spanish		12
English		1
Austrian		1
Brazililan		1

Number of Directors with International Experience


15
15
4
4
Europe
Latin America
Asia
USA

% Women of Board


11%
19%
18%
29%
29%
33%
33%
2016
2017
2018
2019
2020
2021
2022

Board Diversity by Age


6
7
2
Over 60
Between 50 – 60
Under 50

Likewise, shown below is the composition of the Board of Directors along with each of its Committees as of December 31, 2022. Additional information can be found in section 4.4 of the Annual Corporate Governance Report, and in section C of the Annual Corporate Governance Report statistical annex.

		Board of Directors				Board Committees					
Name	Post	Executive	Proprietary	Independent	Other External	Executive Commission	Audit and Control	Nominating, Compensation and Corporate Governance	Sustainability and Quality	Regulation and Institutional Affairs	Strategy and Innovation
Mr. José María Álvarez-Pallete López	Chairman	X				C					
Mr. Isidro Fainé Casas	Vice-Chairman		X			VC					
Mr. José María Abril Pérez	Vice-Chairman		X			VC					M
Mr. José Javier Echenique Landiríbar	Vice-Chairman and Lead Independent Director			X		VC	M	C			
Mr.Ángel Vilá Boix	Chief Operating Officer (C.O.O.)	X				M					
Mr. Juan Ignacio Cirac Sasturain	Member			X					M	M	M
Mr. Peter Erskine	Member				X	M		M			C
Ms. Carmen García de Andrés	Member			X			M		M	M	
Ms. María Luisa García Blanco	Member			X				M	C	M	
Mr. Peter Löscher	Member			X		M	C	M			
Ms. Verónica Pascual Boé	Member			X							M
Mr. Francisco Javier de Paz Mancho	Member				X	M		M	M	C	
Mr. Francisco José Riberas Mera	Member			X							
Ms. María Rotondo Urcola	Member			X			M		M		
Ms. Claudia Sender Ramírez	Member			X					M		M

C	**Chairman**
VC	**ViceChairman**
M	**Member**

It also details the individual attendance of directors at meetings of the Board of Directors and each of its Committees during the year 2022.

Attendance at meetings of the Board and its Committees in 2022

		Board Committees					
Name	**Board of Directors**	**Executive Commission**	**Audit and Control**	**Nominating, Compensation and Corporate Governance**	**Sustainability and Quality**	**Regulation and Institutional Affairs**	**Strategy and Innovation**
Mr. José María Álvarez-Pallete López	14/14	14/15					
Mr. Isidro Fainé Casas	14/14	13/15					
Mr. José María Abril Pérez	13/14	15/15					9/9
Mr. José Javier Echenique Landiríbar	14/14	15/15	12/12	12/12			
Mr.Ángel Vilá Boix	14/14	15/15					
Mr. Juan Ignacio Cirac Sasturain	14/14				10/10	11/11	9/9
Mr. Peter Erskine	12/14	13/15		11/12			8/9
Ms. Carmen García de Andrés	14/14		12/12		10/10	11/11	
Ms. María Luisa García Blanco	14/14			12/12		11/11	
Mr. Peter Löscher	13/14	13/15	11/12	12/12			
Ms. Verónica Pascual Boé	13/14						7/9
Mr. Francisco Javier de Paz Mancho	14/14	14/15		12/12	10/10	11/11	
Mr. Francisco José Riberas Mera	12/14						
Ms. María Rotondo Urcola	14/14		11/12		10/10		
Ms. Claudia Sender Ramírez	14/14				10/10		8/9

Note. The table details the attendance of directors who have personally attended the meetings of the Board of Directors or its committees, not counting the attendance of directors made by proxy.

The **total number of meetings held by the Board of Directors and the Committees in 2022** amounted **more than 80**, demonstrating the intense activity of these bodies and the Directors's firm undertaking to perform their duties with dedication and commitment.

4.2. Structure of the Property

GRI 2-1

4.2.1. Share Capital

As of December 31, 2022, the share capital of Telefónica, S.A. was set at 5,775,237,554 euros and is divided into 5,775,237,554 common shares, of a single series and with a par value of 1 euro each, fully paid in. All the shares of the Company have the same characteristics and carry the same rights and obligations.

On April, 22, 2022, the share capital reduction deed was registered, for an amount of 139,275,057 euros, in which 139,275,057 own shares that were in treasury stock were redeemed, with a nominal value of 1 euro each. Following the share capital reduction, the share capital was set at 5,639,772,963 euros.

On June 24, 2022, the deed granted was registered for a paid-up capital increase in the amount of 135,464,591 euros, in which 135,464,591 ordinary shares with a par value of 1 euro each were issued against reserves as part of the scrip dividend. Following the share capital increase, the share capital was set at 5,775,237,554 euros.

The shares of Telefónica, S.A. are represented by book entries that are listed on the Spanish Electronic Market (within the selective Ibex 35 index) and on the four Spanish Stock Exchanges (Madrid, Barcelona, Valencia and Bilbao), as well as on the New York and Lima Stock Exchanges (on these latter two Exchanges through American Depositary Shares (ADSs), with each ADS representing one share of the Company).

As of December 31, 2022, the total number of shareholders of Telefónica, S.A. amounted to 1.1 million, and the distribution by investors categories was as follows:

Investor Category	% Share Capital
Domestic Institutional	21 %
Foreign Institutional	49 %
Retail	30 %

Treasury shares

At its meeting held on May 31, 2017, the Board of Directors of the Company approved the General Framework for Discretionary Treasury Shares Operations of Telefónica, S.A., as provided in articles 16.2 and 17.6 of Telefónica's Internal Rules of Conduct in Matters Relating to the Securities Markets (the "IRC").

Such General Framework sets forth the discretionary action principles for the management of treasury shares, observing and respecting the provisions of the above-mentioned Rules, particularly as regards restrictions on price, volume and timing of the transactions.

As of the closing date of the 2022 fiscal year, the number of direct shares held as treasury shares stood at 85,217,621 (1.48% of the share capital).

As for the changes in treasury shares that occurred during the fiscal year, see Note 17 (Equity) of the Consolidated Accounts of Telefónica, S.A. for fiscal year 2022.

Furthermore, and in connection with the authorization granted to the Board of Directors by the shareholders at the General Shareholders' Meeting to acquire the Company's own shares, the shareholders acting at the Ordinary General Shareholders' Meeting of Telefónica held on June 8, 2018 resolved to renew the aforementioned authorization granted by the shareholders themselves at the General Shareholders' Meeting of May 30, 2014 for the derivative acquisition of own shares, either directly or through companies of the Group, on the terms that are literally set forth below:

"A) To authorize, pursuant to the provisions of Section 144 et seq. of the Spanish Companies Act (Ley de Sociedades de Capital), the derivative acquisition by Telefónica, S.A., either directly or through any of the subsidiaries, at any time and as many times as it deems appropriate, of its own fully-paid in shares through purchase and sale, exchange or any other legal transaction.

The minimum acquisition price or minimum value consideration shall be equal to the par value of the shares of its own stock acquired, and the maximum acquisition price or maximum value consideration shall be equal to the listing price of the shares of its own stock acquired by the Company on an official secondary market at the time of the acquisition.

Such authorization is granted for a period of five years as from the date of this General Shareholders' Meeting and is expressly subject to the limitation that the par value of the Company's own shares acquired directly or indirectly pursuant to this authorization added to those already held by Telefónica, S.A. and

any of its subsidiaries shall at no time exceed the maximum amount permitted by the Law at any time, and the limitations on the acquisition of the Company's own shares established by the regulatory Authorities of the markets on which the shares of Telefónica, S.A. are traded shall also be observed.

It is expressly stated for the record that the authorization granted to acquire shares of its own stock may be used in whole or in part to acquire shares of Telefónica, S.A. that it must deliver or transfer to directors or employees of the Company or of companies of its Group, directly or as a result of the exercise by them of their option rights, all within the framework of duly approved compensation systems referencing the listing price of the Company's shares.

B) *To authorize the Board of Directors, as broadly as possible, to exercise the authorization granted by this resolution and to implement the other provisions contained therein; such powers may be delegated by the Board of Directors to the Executive Commission, the Executive Chairman of the Board of Directors, the Chief Operating Officer or any other person expressly authorized by the Board of Directors for such purpose.*

C) *To deprive of effect, to the extent of the unused amount, the authorization granted under Item V on the Agenda by the shareholders at the Ordinary General Shareholders Meeting of the Company on May 30, 2014."*

Authorisation to increase share capital

As regards the authorizations conferred in respect of the share capital, and in addition to the authorization already described to acquire the Company's own shares, the shareholders acting at the Ordinary General Shareholders' Meeting held on June 12, 2020 resolved to delegate to the Board of Directors, as broadly as required by Law, pursuant to the provisions of Section 297.1.b) of the Companies Act, the power to increase the share capital on one or more occasions and at any time, within a period of five year from the date of adoption of such resolution, by the maximum nominal amount of 2,596,065,843 euros, equal to one-half of the share capital of the Company on the date of adoption of the resolution at the General Shareholders' Meeting, issuing and floating the respective new shares for such purpose with or without a premium, the consideration for which will consist of monetary contributions, with express provision for incomplete subscription of the shares to be issued. The Board of Directors was also authorized to exclude pre-emptive rights in whole or in part, as provided in section 506 of the Companies Act. However, the power to exclude pre-emptive rights is limited to 20% of the share capital on the date on which the resolution is adopted. In accordance with the above-mentioned authorization, as of the end of fiscal year 2022, the Board would be authorized to increase the share capital by the maximum nominal amount of 2,596,065,843 euros.

Furthermore, the shareholders at the Ordinary General Shareholders' Meeting of Telefónica, S.A., held on June 12, 2020, delegated to the Board of Directors, in accordance with the general rules governing the issuance of debentures and pursuant to the provisions of applicable law and the Company's Bylaws, the power to issue debentures, bonds, notes and other fixed-income securities and hybrid instruments, including preferred shares, which may in all cases be simple, exchangeable and/or convertible and/or grant the holders thereof a share in the earnings of the Company, as well as warrants, with the power to exclude the pre-emptive rights of shareholders. The aforementioned securities may be issued on one or more occasions, within a maximum period of five years as from the date of adoption of the resolution. However, the power to exclude pre-emptive rights is limited to 20% of the share capital on the date on which the resolution is adopted. The securities issued may be debentures, bonds, notes and other fixed-income securities, or debt instruments of a similar nature, or hybrid instruments in any of the forms admitted by Law (including, among others, preferred interests) both simple and, in the case of debentures, bonds and hybrid instruments, convertible into shares of the Company and/or exchangeable for shares of the Company, of any of the companies of its Group or of any other company and/or giving the holders thereof an interest in the corporate earnings. Such delegation also includes warrants or other similar instruments that may entitle the holders thereof, directly or indirectly, to subscribe for or acquire newly-issued or outstanding shares, payable by physical delivery or through differences. The aggregate amount of the issuance or issuances of instruments that may be approved in reliance on this delegation may not exceed, at any time, 25,000 million euros or the equivalent thereof in another currency. In the case of notes and for purposes of the above-mentioned limits, the outstanding balance of those issued in reliance on the delegation shall be computed. In the case of warrants, and also for the purpose of such limit, the sum of the premiums and exercise prices of each issuance shall be taken into account.

Furthermore, under the aforementioned delegation resolution, the shareholders at the Ordinary General Shareholders' Meeting of Telefónica, S.A. resolved to authorize the Board of Directors to guarantee, in the name of the Company, the issuance of the aforementioned instruments issued by the Companies belonging to its Group of Companies, within a maximum period of five years as from the date of adoption of the resolution.

Restrictions on the transferability of securities and/or voting rights

As for the existence of restrictions on the transfer of securities and/or voting rights, in accordance with article

26 of the Company's Bylaws, no shareholder may exercise a number of votes exceeding 10 percent of the total share capital with voting rights existing at any time, regardless of the number of shares held, all of the foregoing with full and mandatory submission to the provisions of the Law. In determining the maximum number of votes that each shareholder may cast, only the shares held by the shareholder in question shall be computed, not including those held by other holders who have delegated their representation to that shareholder, without prejudice to the application of the same percentage limit of 10% to each of the shareholders represented individually.

The limitation established in the preceding paragraph shall also apply to the maximum number of votes that may be cast -either jointly or separately- by two or more shareholder companies belonging to the same group of entities, as well as to the maximum number of votes that may be cast by an individual or legal entity that is a shareholder, and the entity or entities, also shareholders, that the former directly or indirectly controls.

For the purposes indicated in the preceding paragraph, in order to consider the existence of a group of entities, as well as the control situations indicated above, the provisions of section 18 of the Companies Act shall apply.

Establishing in the Bylaws the maximum number of votes that may be cast by the same shareholder or by shareholders belonging to the same group (article 26 of the Bylaws) is warranted because the purpose of such measure is to establish an appropriate balance and to protect the position of minority shareholders, preventing a possible concentration of votes on a small number of shareholders, which could affect the furtherance of the corporate interest or the interest of all the shareholders as a guide for the actions of the shareholders at the General Shareholders' Meeting. Telefónica believes that this measure does not constitute a mechanism to block public tender offers but rather a guarantee that the acquisition of control will require sufficient consensus among all the shareholders since, as is natural and may be seen from experience, potential offerors may condition their offer to the removal of such requirement.

In addition, and in accordance with section 527 of the Companies Act, at listed companies, bylaw provisions that directly or indirectly establish, in general terms, the maximum number of votes that may be cast by a single shareholder, companies belonging to the same group or those acting in concert with the foregoing shall cease to have effect when, following a public tender offer, the offeror has reached a percentage equal to or greater than 70 percent of the capital carrying voting rights, unless such offeror is not subject to equivalent neutralization measures or has not adopted them.

On the other hand, the provisions of Law 19/2003, of July 4, on the Legal System of Transfers of Capital and of Financial Transactions with Foreign Countries (the Law 19/2003) also apply, which provisions establish that the Government may decide the suspension of the regime of deregulation on foreign investments set out therein in the event of acts, businesses, transactions or operations that, because of their nature, form or conditions of performance, affect or may affect activities related, even if only occasionally, to public order or activities directly related to the national defense, or activities that affect or may affect public order, public safety and public health, as well as the provisions of Royal Decree 664/1999, of April 23, on foreign investments.

In addition, account should be taken of the latest amendments to Law 19/2003 (introduced by Royal Decree-Law 8/2020 of March 17, Royal Decree-Law 11/2020 of March 31, Royal Decree-Law 34/2020 of November 17, Royal Decree-Law 12/2021 of June 24, Royal Decree-Law 27/2021 of November 23, and Royal Decree-Law 20/2022 of December 27) which, in addition to maintaining the aforementioned regime, establishes the suspension of the liberalisation regime for certain investment operations, particularly affecting foreign direct investment in Spain in certain sectors, including the telecommunications sector. This regime establishes a compulsory process, based on reasons of security, public order and public health, which implies that the closure of certain investment operations in Spain is subject to prior administrative authorisation, when the circumstances provided for in the aforementioned regulation are met.

On the other hand, the shareholders at a General Shareholders' Meeting of Telefónica, S.A. have not resolved to adopt any neutralization measure in the event of a public tender offer in reliance on the provisions of the Securities Market Act.

4.2.2. Significant Shareholders

According to the information existing at the Company, there is no individual or legal entity that directly or indirectly, individually or jointly with others, exercises or may exercise control over Telefónica on the terms set out in section 5 of the Securities Market Act.

As of the closing date of fiscal year 2022, there are, however, certain shareholders holding interests that may be considered significant within the meaning of Royal Decree 1362/2007, of October 19, and which are the following:

Name or corporate name of shareholder	% voting rights attributed to shares		% of voting rights through financial instruments		% of total voting rights
	Direct	Indirect	Direct	Indirect	
Banco Bilbao Vizcaya Argentaria, S.A. (*)	4.85	0.02	0.00	0.00	4.87
CaixaBank, S.A. (**)	3.50	0.00	0.00	0.00	3.50
BlacRock, Inc.(***)	0.00	4.32	0.00	0.16	4.48

(*) Based on the information provided by Banco Bilbao Vizcaya Argentaria, S.A. for the Annual Corporate Governance Report of Telefónica, S.A. for the 2022 financial year. Furthermore, according to the aforementioned information provided by BBVA, the percentage of economic rights attributed to the shares of Telefónica, S.A. owned by BBVA at December 31, 2022 amounts to 4.97% of the company's share capital.
(**) Based on information provided by CaixaBank, S.A. for the Annual Corporate Governance Report of Telefónica, S.A. for 2022.
(***) Based on the information notified by BlackRock, Inc. to the CNMV on March 31, 2020, as updated per the share capital of Telefónica, S.A. as of December 31, 2022. Based on the Schedule 13G/A filed with the SEC, on October 7, 2022, BlackRock, Inc. beneficially owned 4.96% of Telefónica, S.A. shares (4.49% of voting rights).

Breakdown of indirect interest:

Name or corporate name of indirect owner	Name or corporate name of direct owner	% voting rights attributed to shares	% of voting rights through financial instruments	% of total voting rights
Banco Bilbao Vizcaya Argentaria, S.A.	BBVA Seguros, S.A. de Seguros y Reaseguros	0,02	0	0,02
CaixaBank, S.A.	Vida-Caixa, S.A. de Seguros y Reaseguros	0.00	0.00	0.00
BlackRock, Inc.	BlackRock Group	4.32	0.16	4.48

It is hereby stated for the record that Telefónica is not aware of the existence of family, commercial, contractual or corporate relationships (whether significant or not arising in the ordinary course of business) among the holders of significant interests in its share capital.

Below is a description of the commercial, contractual or corporate relationships existing between the holders of significant interests and Telefónica, S.A. and/or its Group of companies (except for those of little significance or arising in the ordinary course of business):

Name of related party	Nature of relationship	Brief description
Banco Bilbao Vizcaya Argentaria, S.A.	Corporate	Shareholding of Banco Bilbao Vizcaya Argentaria, S.A. (or any of the companies of its Group), together with Telefónica, S.A. and with CaixaBank, S.A., in Telefónica Factoring España, S.A., TFP, S.A.C., Telefónica Factoring Colombia, S.A., Telefônica Factoring do Brasil, Ltda.,Telefónica Factoring México, S.A. de C.V., SOFOM, E.N.R., Telefonica Factoring Chile, S.A. (indirectly through Telefónica Factoring España, S.A.) and Telefónica Factoring Ecuador, S.A. (indirectly through TFP, S.A.C.).
Banco Bilbao Vizcaya Argentaria, S.A.	Corporate	Shareholding of Ciérvana, S.L. (a company which belongs to Grupo BBVA), together with Telefónica Compras Electrónicas, S.L.U., in Adquira España, S.A.
Banco Bilbao Vizcaya Argentaria, S.A.	Contractual	Memorandum of understanding executed by Telefónica Digital España, S.L.U. with the aim of exploring a potential collaboration to offer loans to consumers and SME in Argentina, Colombia, and Perú.
Banco Bilbao Vizcaya Argentaria, S.A.	Contractual	Financial Collaboration Agreement signed with Banco Bilbao Vizcaya Argentaria, S.A., with special conditions for the Employees, Retirees and Pre-retirees group of the Telefónica Group.
Banco Bilbao Vizcaya Argentaria, S.A.	Corporate	Joint venture agreement executed between Telefónica Digital España, S.L.U. and Compañía Chilena de Inversiones, S.L., an affiliated company of BBVA, related to the incorporation of a subsidiary in Colombia with the aim of commercializing loans to consumers and SME in such country. On January 5, 2021, this company was incorporated as a 50% joint venture between the two companies, under the name Movistar Consumer Finance Colombia, S.A.S.
CaixaBank, S.A.	Corporate	Shareholding of CaixaBank, S.A., with Telefónica, S.A. and with Banco Bilbao Vizcaya Argentaria, S.A. (or with any of the companies of its Group), in Telefónica Factoring España, S.A., TFP, S.A.C., Telefónica Factoring Colombia, S.A., Telefônica Factoring do Brasil, Ltda.,Telefónica Factoring México, S.A. de C.V., SOFOM, E.N.R., Telefonica Factoring Chile, S.A. (indirectly through Telefónica Factoring España, S.A.) and Telefónica Factoring Ecuador, S.A. (indirectly through TFP, S.A.C.).
CaixaBank, S.A.	Corporate	Shareholding of Caixabank Payments & Consumer, E.F.C., E.P., S.A.U. (subsidiary of CaixaBank, S.A.) together with Telefónica, S.A., in Telefónica Consumer Finance, E.F.C., S.A.
CaixaBank, S.A.	Corporate	Shareholding of Caixabank Payments & Consumer, E.F.C., E.P., S.A.U. (subsidiary of CaixaBank, S.A.) together with Telefónica, S.A., in Telefónica Renting, S.A.
CaixaBank, S.A.	Contractual	Financial Collaboration Agreement signed with CaixaBank, S.A., with special conditions for the Employees, Retirees and Pre-retirees group of the Telefónica Group.

Similarly, below is a description of the relationships and/or positions of some of the Directors of Telefónica, S.A. with its significant shareholders:

Name or company name of related director or representative	Name of company name of related significant shareholder	Company name of the group company of the significant shareholder	Description of relationship/post
Mr. José María Abril Pérez	Banco Bilbao Vizcaya Argentaria, S.A.	Banco Bilbao Vizcaya Argentaria, S.A.	Formerly General Manager of Wholesale and Investment Banking in Banco Bilbao Vizcaya Argentaria, S.A.
Mr. Isidro Fainé Casas	CaixaBank, S.A.	CaixaBank, S.A.	-

Remarks
Mr. José María Abril Pérez Name or company name of the shareholder represented or that has proposed their appointment: Banco Bilbao Vizcaya Argentaria, S.A.
Mr. Isidro Fainé Casas Name or company name of the shareholder represented or that has proposed their appointment: CaixaBank, S.A.

4.2.3. Directors' Shareholdings

As of December 31, 2022, the total percentage of voting rights (attributed to shares and financial instruments) held by the Board of Directors was 0.366%.

Specifically, as of such date, and as an indication of their commitment to the Company, the interest in Telefónica, S.A. held by the Executive Chairman, Mr. José María Álvarez-Pallete López and by the Chief Operating Officer, Mr. Ángel Vilá Boix, amounted to 0.078% and to 0.041% of the total voting rights, respectively.

4.3. General Shareholders' Meeting

GRI 2-9, 2-10

4.3.1. Shareholders' Rights

The Bylaws of Telefónica, S.A. provide for a single class of shares (common shares), giving all the holders thereof identical rights. There are no non-voting shares or shares, or a loyalty vote, carrying more than one vote or with privileges in the distribution of dividends, or reinforced quorum or qualified majorities other than those established by law.

There is no provision for the shareholders at a General Shareholders´ Meeting having to approve decisions entailing an acquisition, disposition or the contribution to another company of essential assets or similar corporate transactions other than those established by law.

This section describes some of the main rights of the shareholders of the Company.

Right to receive information

The General Shareholders' Meeting is called as much in advance as required by law, through a notice published in, at a minimum, (i) the Official Gazette of the Commercial Registry or one of the widest circulation dailies in Spain, (ii) the website of the National Securities Market Commission and (iii) the Company's corporate website.

The notice published on the Company's corporate website remains accessible on a continuous basis at least until the holding of the General Shareholders' Meeting. Likewise, the Board of Directors may publish notices in other media, if it deems appropriate, in order to ensure public and effective dissemination of the call to meeting.

From the date of publication of the notice of the call to the General Shareholders' Meeting, the Company makes available to its shareholders the documents and information that must be provided to them in accordance with legal or bylaw-mandated requirements in connection with the various items included on the agenda; such items and documents are posted on the Company's website from the above-mentioned date. Notwithstanding the foregoing, shareholders may obtain such documents and information immediately and free of charge at the Company's registered office, and request that they be delivered or mailed to them free of charge, in the cases and on the terms established by law.

In addition, from the date of publication of the call to the General Shareholders' Meeting and until the fifth day prior to the date set for the holding of the meeting on first call, any shareholder may request in writing such information or clarifications or ask such questions in writing as it deems relevant concerning the matters included on the Agenda of the call to meeting, or concerning the information accessible to the public that the Company may have provided to the National Securities Market Commission since the holding of the immediately preceding General Shareholders' Meeting, or concerning the auditor's report.

The Board of Directors will be required to provide in writing, until the day of the holding of the General Shareholders' Meeting, the requested information or explanations, as well as to reply, also in writing, to the questions asked. The replies to the questions and to the requests for information will be sent through the Secretary of the Board of Directors by any of the members of the Board or by any person expressly authorized by the Board of Directors for such purpose.

During the holding of the General Shareholders' Meeting, shareholders may request such information or explanations as they deem appropriate concerning the matters included on the Agenda or with respect to the information accessible to the public provided by the Company to the National Securities Market Commission since the holding of the last General Shareholders' Meeting or concerning the auditor's report. In the event that it is impossible to satisfy the shareholder's right at that time, the Board of Directors will be required to provide such information in writing within seven days of the end of the General Shareholders' Meeting.

The Board of Directors will be required to provide the requested information as described in the two preceding paragraphs in the manner and within the periods established by law, except in those cases where (i) such information is unnecessary for the protection of the shareholder's rights or there are objective reasons to consider that it could be used other than for corporate purposes, or the dissemination thereof would harm the Company or its related companies; (ii) the request for information or explanations does not relate to matters included on the Agenda or, in the case of paragraph two of this subsection (Right to Receive Information), to information accessible to the public that was provided by the Company to the National Securities Market Commission since the holding of the last General Shareholders' Meeting; and (iii) it is so established in statutory or regulatory provisions. The exception described in subsection (i) above shall not apply if the

information was requested by shareholders representing at least one-fourth of the share capital.

The replies to shareholders attending the General Shareholders' Meeting from a distance electronically and simultaneously and exercising their right to receive information through such procedure shall be provided, where applicable, during the meeting itself, or in writing, within seven days following the General Shareholders' Meeting.

Supplement to the call to the General Shareholders' Meeting and right to submit new proposals for agreement

Shareholders representing at least three percent of the share capital may request that a supplement to the call to the Ordinary General Shareholders' Meeting be published, including one or more items on the Agenda, provided the new items are accompanied by a rationale or, if appropriate, by a duly substantiated proposed resolution. In addition, and on the terms set forth in section 519 of the Companies Act (Ley de Sociedades de Capital), shareholders representing at least three percent of the share capital may, within five days following publication of the notice of the call to meeting, submit duly substantiated proposed resolutions on matters already included or that must be included on the Agenda. Such rights shall be exercised by means of duly authenticated notice, which must be received by the Company in accordance with the provisions of the Law.

Right to attend and to appoint a proxy

Shareholders holding at least 300 shares registered in their name in the respective book-entry register five days prior to the General Shareholders' Meeting and providing evidence thereof through the respective attendance card or certificate issued by the Company or by any of the Depositary Entities Members of Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (IBERCLEAR) or in any other form allowed by applicable legislation. may attend the General Shareholders' Meeting called.

Any shareholder having the right to attend may be represented at the General Shareholders' Meeting by another person, even if such person is not a shareholder. Proxies may be granted through the proxy forms printed on the attendance cards or in any other manner allowed by law, without prejudice to the provisions of the Companies Act regarding cases of representation by family members and the grant of general powers of attorney. The documents granting the proxy for the General Shareholders' Meeting shall include instructions concerning the direction of the vote. Unless the shareholder granting the proxy expressly states otherwise, it shall be deemed that such shareholder issues precise voting instructions in favor of the proposed resolutions submitted by the Board of Directors on the matters included on the Agenda. If there are no voting instructions because the shareholders acting at the General Shareholders' Meeting could decide on matters that, while not included on the Agenda and therefore not known on the date on which the proxy is granted, might be put to a vote at the General Shareholders' Meeting, the proxy shall cast the vote in the direction the proxy considers best, taking into account the interest of the Company and that of the shareholder the proxy represents. The same provisions shall apply when the respective proposal or proposals submitted to a decision of the shareholders at the General Shareholders' Meeting were not made by the Board of Directors.

It is expressly stated for the record that the notice of call of the last Ordinary General Shareholders' Meeting expressly provided that unless the shareholder granting the proxy expressly stated otherwise, such shareholder would be deemed to issue precise instructions to vote against the respective resolution on any matter that, while not included on the Agenda and therefore not known on the date on which the proxy was granted, might be put to a vote at the General Shareholders' Meeting.

If the proxy document does not state the specific person to whom the shareholder grants his proxy, it shall be deemed to have been granted to the Chair of the Board of Directors of the Company or to the person who may replace him as Chair of the General Shareholders' Meeting. If the appointed proxy should be in a situation of conflict of interest regarding the vote on any of the proposals which, whether or not included on the Agenda, are submitted at the General Shareholders' Meeting and the shareholder granting the proxy has not issued precise voting instructions, the proxy shall be deemed to have been granted to the Secretary for the General Shareholders' Meeting.

Shareholders who are not holders of the minimum number of shares required to attend may also grant a proxy in writing with respect to such shares to a shareholder with the right to attend or form a group with other shareholders in the same situation until they have the necessary number of shares, and grant a proxy in writing to one of them.

Right to vote and adoption of resolutions

Every share present in person or by proxy at the General Shareholders' Meeting shall entitle the holder thereof to one vote.

Resolutions shall be adopted by simple majority, meaning that proposed resolutions will be approved when the number of votes in favor of each proposal is greater than the number of votes against it (regardless of the number of blank votes and abstentions), without prejudice to the reinforced voting quorums established in the law and in the Bylaws.

Rules for amending the Company's Bylaws

The Bylaws and Regulations for the General Shareholders' Meeting of Telefónica confer upon the shareholders acting at a General Shareholders' Meeting the power to approve the amendment of the Bylaws (articles 15 and 5, respectively), subject to applicable legal provisions for all other matters.

The procedure for amending the Bylaws is established in sections 285 and seq. of the Companies Act, and must be approved at the General Shareholders' Meeting complying with the quorum and majorities required in sections 194 and 201 of the same law. In particular, if the General Shareholders' Meeting is summoned to deliberate on Bylaw amendments, including capital increases or reductions, on eliminating or restricting pre-emptive rights in respect of new shares and on the transformation, merger, spin-off or the global assignment of assets and liabilities and the relocation of the registered office abroad, then shareholders that own at least fifty percent of the subscribed capital with voting rights will have to be present or be represented by proxy on first call. If there is no sufficient quorum, the General Shareholders' Meeting will be held on second call, in which case at least twenty-five percent of the subscribed capital with voting rights will need to be present, either in person or by proxy. When shareholders that represent less than fifty percent of the subscribed capital with voting rights are present at the Meeting, either in person or by proxy, the resolutions referred to above may only be approved when two-thirds of the capital, present or represented by proxy at the Meeting, vote in favor of the resolution.

Pursuant to section 286 of the Companies Act, if the Bylaws are amended, the Directors or, if appropriate, the shareholders who made the proposal must draw up in full the text of their proposed amendment and a written report justifying the amendment, which must be made available to the shareholders when the General Shareholders' Meeting is called to deliberate on the amendment.

Furthermore, and pursuant to section 287 of the Companies Act, the notice calling the General Shareholders' Meeting must clearly state the items that might be amended, and note that all the shareholders are entitled to analyze the full text of the proposed amendment and the report on such amendment at the registered offices, as well as to request such documents to be delivered or sent to them free of charge.

Pursuant to section 291 of the Companies Act, when new obligations are established for the shareholders due to an amendment of the Bylaws, the resolution must be passed with the approval of the affected shareholders. Furthermore, if the amendment directly or indirectly affects a type of shares, or part of them, the provisions of section 293 of such Act shall apply.

The procedure for voting on proposed resolutions at the General Shareholders' Meeting is regulated in section 197 bis of the Companies Act and in the internal regulations of Telefónica (in particular, article 23 of the Regulations for the General Shareholders' Meeting). This article states, among other things, that when amendments are made to the Bylaws, each article or group of articles which is materially different will be voted on separately.

Corporate Website

Telefónica complies with applicable legislation and best practices in terms of the content of its website concerning Corporate Governance. In this respect, it fulfills both the technical requirements for access to and content of the Company website, including information on General Shareholders' Meetings, through direct access from the homepage of Telefónica, S.A. (www.telefonica.com) in the "Shareholders and Investors" section (https://www.telefonica.com/en/shareholders-investors/), which includes not only all of the information that is legally required but also information that the Company considers to be of interest.

4.3.2. Dialogue with the Shareholders

The Regulations for the General Shareholders' Meeting and the Regulations of the Board of Directors of Telefónica devote several of their sections to governing the channels whereby relations between the Board of Directors and the shareholders of the Company (both individual shareholders and institutional shareholders and investors) are established in order to thereby ensure the greatest possible transparency in such relations. It is further expressly provided that the Board of Directors undertakes to guarantee equal treatment in its relations with the shareholders. The purpose of the Company's actions in this area, based on the paramount standard of transparency, is the distribution of all public information generated by the Company, making it accessible to all its shareholders simultaneously and in a non-discriminatory manner, complying with their need for information and ensuring that published information satisfies the standards of quality, clarity and truthfulness.

In addition, and within this context, the Board of Directors of the Company, at its meeting held on November 25, 2015, approved the Policy on Information, Communication and Contacts with Shareholders, Institutional Investors and Proxy Advisors, the second and third edition of which was also approved by the Board at its meetings of November 4, 2019 and December 16, 2020, respectively, to include new developments and the latest trends on the matter. In the latest edition of December 16, 2020, the name of said Policy was changed to Disclosure, Contact and Engagement Policy of Telefónica, S.A. for shareholders, institutional investors and proxy advisors.

In connection therewith, and as provided in such Policy, the Board of Directors of Telefónica is the body responsible for establishing and supervising appropriate mechanisms of communication and relationship with

shareholders, institutional investors and proxy advisors that fully respect the rules prohibiting market abuse and that provide similar treatment to shareholders in the same position.

Thus, the Board of Directors, acting through its corresponding decision-making bodies, endeavors to defend, protect and facilitate the exercise of the rights of shareholders, institutional investors and the markets in general and, in particular, their right to information, within the framework of protecting the corporate interest, which is understood as the achievement of a profitable and sustainable business over the long-term, which fosters its continuity and the maximization of the economic value of the company, all in accordance with the following principles:

a) Transparency, truthfulness, immediacy, equality and symmetry in the diffusion of economic/financial, non-financial and corporate information by dissemination thereof through the reporting and communication channels provided in this Policy, which contribute to maximizing the dissemination and quality of information available to the market, to investors and to other stakeholders.

b) Published information shall be clearly written and must be true, complete in all material respects and comply with all applicable legal requirements, such that it reasonably provides a true and fair view of the financial and nonfinancial position, the profits/losses and the business of the Company in all material respects.

c) Information shall be subjected to an internal control system of a Coordination and Control Committee, and to supervision by the Internal Audit directorate, the Audit and Control Committee, the Board of Directors and the External Auditor.

d) Encouraging the engagement within the Company of shareholders and institutional investors, particularly by providing access to information relevant to the exercise by shareholders of their rights, mainly the rights to attend and vote at the General Meeting.

e) Development of information disclosure tools that take advantage of new technology in order to communicate rapidly and effectively using economical means.

f) Compliance with applicable law, particularly the Market Abuse Regulation, and the internal rules of the Company, especially the Internal Code of Conduct for Securities Markets Issues.

Telefónica disseminates to the market and communicates to its shareholders and institutional investors and to its other stakeholder groups, its information through various channels:

- **Communications to the National Securities Market Commission (*Comisión Nacional del Mercado de Valores*) (CNMV) and other international official bodies**

The Company sends to the CNMV all information that under applicable law is classified as privileged or material, periodic financial and non-financial information, and corporate information as required by law.

Likewise, the Company delivers each and every one of the communications that it has filed for these purposes with the CNMV to other foreign supervisory authorities and bodies in all markets on which its shares are admitted to listing. Information sent to the CNMV is immediately disseminated on the CNMV's website and is subsequently published on the Company's website.

Within this context, Telefónica mainly publishes the following financial, non-financial and corporate information: i) Communications of Inside Information and Other Relevant Information (ORI); ii) Quarterly results information; iii) Semi-annual results information; iv) Annual Information (Annual Financial Statements and Management Report, which includes the Statement of Non-financial Information, the Annual Corporate Governance Report (IAGC) and the Annual Report on Directors' Remuneration (IARC), together with the External Auditor's Report); and iv) Annual Informational Reports (including the Universal Registration Document filed on an annual basis with the CNMV, or the 20-F report, filed with the Securities and Exchange Commission (SEC) in the United States).

- **Corporate website of Telefónica**

Access routes to the Shareholders and Investors and "Shareholders' Area" tabs of the corporate website are the following:

https://www.telefonica.com/en/shareholders-investors/

https://www.telefonica.com/en/shareholders-area/

In compliance with applicable legal provisions, the Company has a corporate website (www.telefonica.com), which is an official channel of communication to allow for the exercise by shareholders of the right to obtain information and to disseminate information of interest to investors and other stakeholders, favoring transparency, immediacy and the subsequent access to information. The information is published simultaneously in Spanish and English, with the Spanish version taking precedence in the event of any inconsistency.

Telefónica's corporate website also provides access to the following information; i) General information regarding the Company; ii) economic/financial and non-financial information; iii) Inside Information Communications and Other Relevant Information issued by the Company; iv) Share information; v) information on corporate governance; and vi) specific information for shareholders

(section "Shareholders' Area" of the corporate website) focused solely on minority shareholders.

In particular, the presentations of annual, semi-annual and quarterly results, as well as other types of significant institutional or economic/financial presentations, are published through Telefónica's corporate website.

Telefónica also streams webcasts and conference calls regarding presentations of quarterly results and other significant communications for the market, allowing access to shareholders, analysts and any other persons who so desire. Virtual events are also held for minority shareholders, which are hosted on the Zona-Shareholders website.

All documents required by applicable legal provisions regarding the call to and holding of General Shareholders' Meetings are also published on the corporate website, which promotes informed participation and the exercise of the rights to information and participation.

- **General Shareholders' Meeting**

As already mentioned in preceding paragraphs, the Board of Directors encourages informed and responsible participation by the shareholders at the General Shareholders` Meeting, and adopts such measures and guarantees as may be appropriate to ensure that the shareholders at the General Shareholders' Meeting effectively perform their duties under the law and the Company's corporate governance principles.

In addition, from the call to the General Shareholders' Meeting, the shareholders can access the Office of the Shareholder, in order to resolve questions that might be raised and respond to and inform those persons who wish to take the floor.

The Office of the General Secretary of the Company, with the support of the Investor Relations, People and Sustainability Area, is responsible for maintaining ongoing contact and dialogue with proxy advisors, answering their questions regarding proposed resolutions submitted at the General Shareholders' Meeting and providing the clarifications they deem to be required, so that their voting recommendations can be based on a real understanding of the Company and its situation.

Likewise, Telefónica must also monitor the policies and recommendations of such proxy advisers, as well as international developments and trends in corporate governance, and evaluate the recommendations and principles issued by proxy advisers in relation to corporate governance standards, taking into account the particular circumstances of the Company and its environment and, in any event, the legal provisions that may apply to the Company.

- **Relationships with shareholders, institutional investors and financial analysts**

The Disclosure, Contact and Engagement Policy of Telefónica, S.A. for Shareholders, Institutional investors and Proxy advisors requires the Company to inform, communicate with and respond appropriately to its shareholders and investors with transparency, truthfulness, immediacy, equality and symmetry in the dissemination of information. Telefónica communicates directly with its shareholders, institutional investors and financial analysts through the Investor Relations area.

This area, which includes the Office of the Shareholder, is in charge of and responsible for this communication, and therefore, any contact with shareholders, institutional investors or financial analysts must be channeled through it, and it will validate and coordinate any communication that it makes, whether verbal or written, requesting the participation of other areas of the Telefónica Group whose purview covers the issues for which the consultation is made, such as the Office of the General Secretary, People or Sustainability. Furthermore, the Group's Investor Relations department will coordinate communication by the various subsidiaries with the market in order to ensure that it is proper, consistent and coherent at all times.

a) Investor Relations

In charge of continuously responding to questions and suggestions made by institutional investors and financial analysts on an individualized basis through

- An e-mail address (ir@telefonica.com).
- A telephone number (+34 91 482 87 00) and a mailing address (Distrito Telefónica - Edificio Central Pl. 2ª C/ Ronda de la Comunicación s/n 28050 Madrid).
- In addition, to provide detailed reports on the evolution, strategy and results of the Company and to answer questions from analysts and institutional investors, informational meetings and roadshows are organized at the main financial centers worldwide. These meetings are held by both Investor Relations and Telefónica's management team, which are virtual when required, as for example in the context of the situation generated by the COVID-19.

  During 2022, contact was maintained with 725 institutional investors, with a total of 11 roadshows, both in person and virtual.

Attendance at forums and conferences in the telecommunications sector or generally in Europe/Latin America and in Environmental, Social and Governance matters (ESG), is also a natural channel for Telefónica's communication with institutional investors. Thus, during 2022, Telefónica has been present at 12 sectoral or general conferences organized by bank.

There are also presentations to and meetings with analysts and institutional investors that delve into

strategic issues of the Company, which supplement the published information and may be necessary or appropriate to facilitate communication and the long-term creation of value.

Within this context and for some years now, Telefónica has an Engagement Program with the Company's main investors, informing them transparently and on an ongoing basis of, among other things, business strategy, financial performance, corporate governance (composition of the Board of Directors and Good Governance practices), remuneration and sustainability. In addition to Investor Relations, other areas of the Telefónica Group responsible for matters concerning which queries are received, such as the Office of the General Secretary, People or Sustainability, also participate in this program. The Company is committed to the main investors in ESG, and regularly makes telephone calls, roadshows and holds face-to-face meetings in London, Paris and USA, or in virtual format if necessary, mainly from COVID-19.

All these measures are used to coordinate and manage communication with the market in order to ensure that it is appropriate, consistent and coherent at all times.

Communication with institutional investors, analysts and shareholders may not take place during the periods prior to publication of the results of the Group or of subsidiaries that are subject to securities market rules.

b) Office of the Shareholder

Through the Office of the Shareholder, Telefónica ensures transparent, agile and fluid communications with its shareholders, providing the same information in time and form as that provided to institutional shareholders.

The Company distributes to all of them a communication service consisting of the sending of e-mails with information of interest regarding the Company, significant events, news, quarterly results, a monthly newsletter, the Acción Telefónica magazine, stock market information, etc. to encourage transparency and communication between the Company and its shareholders. This type of information is sent to shareholders who request this service and is available for viewing and or downloading at the "Shareholders' Area" section of the corporate website (www.telefonica.com/shareholders-area).

In the Shareholders' Area, in 2022 the "Shareholders Offers Area" where the shareholders can register to enjoy more than 400 discounts on various products and services of different recognized brands. These offers range from travel to training and culture, through health, sports, etc.

Also, this year, they have been included in the website "Shareholders' Area", a current affairs section that includes the most listened to podcasts and the most interesting current affairs blogs, both published by the company.

Another update of 2022 on the web is the offer of free training courses for shareholders about the most outstanding subjects of the moment allowing them to improve their knowledge of the digital and financial world.

The Office of the Shareholder also holds periodic meetings with shareholders in the various Spanish provinces with the largest number of shareholders, reporting on the Company's strategy and the latest published results, thereby offering personalized service to shareholders and meeting the requirements of transparency in offering the same information to individual and institutional shareholders. Two-way communication is established between the Company and its shareholders at these meetings, where there can be an exchange of viewpoints. During 2022, these meetings have been held virtually. The virtual meetings are hosted on the "Zona-Shareholders" section of the website for viewing.

Personal communication is maintained with the shareholders throughout the year, by telephone, electronic, postal and virtual means, and especially upon the presentation of results and on occasion of the principal communications of privileged or significant information, such as distribution of dividends, calls to General Shareholders´ Meetings, corporate transactions...

Furthermore, in order to improve dialogue between the Company and its shareholders, there may be periodic Informational Meetings in which the shareholders participate upon established terms in order to discuss current issues regarding the Telefónica Group that are considered to be of particular interest for this group. These issues can cover regulatory developments in the area of listed companies, aspects relating to the performance of the business or other issues.

The Company publishes the quarterly magazine "Acción Telefónica," with financial information that includes an explanatory summary of periodic public information of a financial and operational nature, interviews on current events and exclusive campaigns that can be accessed. It is available in digital format in the "Shareholders' Corner" and may also be viewed on IOS and Android devices by installing the respective app.

The Company also distributes to its shareholders a monthly newsletter with stock market information, new developments, technological advances, news, videos, offers, promotions, cultural visits, upcoming events, sponsorships, recognitions, etcétera. The newsletter includes links to a selection of blogs and podcasts published by the Company.

Upon the holding of the General Shareholders' Meeting, the channels of communication with shareholders are expanded to facilitate their participation therein. The Office of the Shareholder can be contacted directly through a form within a specific microsite for the Meeting. Shareholders can use this medium to ask questions relating to items on the agenda, the delivery of documentation relating thereto, and the procedure for participating in the General Shareholders' Meeting, either in person or by proxy, with a section of frequently asked questions and a virtual assistant to facilitate information

and an explanatory video of participation in the Meeting, as well as information on the communication channels with the Shareholders' Office: free telephone and email.

The channels for contacting Telefónica's Office of the Shareholder are:

- Toll-free information number (900 111 004 from Spain) open from 9:00 a.m. to 7:00 p.m., Monday to Friday, except national holidays. This call center is staffed by qualified personnel specializing in the economic/ financial field. Information is provided regarding communications of privileged or significant information made by the Company, including the dividend policy, results and corporate transactions, among other things.

- E-mail address (accionistas@telefonica.com) for responding to questions and suggestions from the Company's shareholders. This channel of communication is attended to in Spanish as well as in English.

- Postal mail.

  Distrito Telefonica, Edificio Central Pl. 2ª Ronda de la Comunicación s/n Madrid 20850, Spain

- Specific section for shareholders ("Shareholders' Area") on the corporate website.

  www.telefonica.com/shareholders-area

Furthermore, throughout the year, the Office of the Shareholder collects and manages the suggestions and requests of the shareholders regarding other areas of the Telefónica Group, such as customer service, billing, sales, etc. and is thus a means for bringing the Company closer to the shareholders.

The engagement activities carried out in the year are indicated below:

- 4 virtual meetings and 21 telematic communications (Quarterly magazine, monthly newsletter, Shareholders' Meeting communications and informative call center) and more than 100 communications of relevant information and of cultural and informative interest to the shareholder.

- 14,000 shareholders contacted.

- **Social Media.**

Telefónica's social media profiles: Twitter, Linkedin, YouTube, Instagram, Facebook and Flickr, etc., have become a channel for the communication of corporate, business, event and conference information.

In addition, and subject to securities market regulations on the communication of inside information, the Company may use social media to simultaneously communicate inside information as an additional or complementary channel to the CNMV, provided that the Company complies with the requirements of applicable legal provisions on the communication of inside information and other relevant information and with the other internal rules of the Company.

- **Mass Media.**

Based on the circumstances, and every time, the Company consider the suitability of summoning the media for the presentation of its annual results, with the participation, when appropriate, of Telefónica's management team, in order to inform the media regarding the progress of the Company and its projects, always subject to the principles of non-disclosure of inside information and other relevant information that has not already been published and the equal treatment of shareholders.

4.3.3. Main Aspects of the 2022 Ordinary General Shareholders' Meeting

Attendance and celebration

The Ordinary General Shareholders' Meeting held on April 8, 2022 was held at the offices of Telefónica, S.A. located in Distrito Telefónica, Ronda de la Comunicación s/n, Auditorio del Edificio Central, giving the attendees the possibility to participate by telematic means, in accordance with the provisions of article 21 of the Bylaws and article 18 of the Regulations of the General Shareholders' Meeting. As a result of the health crisis caused by COVID-19 and in view of the possibility that, on the date scheduled for the General Shareholders' Meeting, there were regulatory restrictions or recommendations from health authorities affecting the mobility of people or their ability to hold a meeting, the Board of Directors of the Company recommended that shareholders or their representatives participate remotely in the General Meeting (by granting a proxy or casting a vote prior to the Meeting, or by attending the Meeting remotely) and follow the Meeting by audiovisual means through the corporate website of the Company, discouraging physical attendance.

To this end, the Company set up mechanisms on the corporate website to enable shareholders (or their proxies) to remotely attend the Ordinary General Shareholders' Meeting.

Similarly, and as at the Ordinary General Shareholders' Meetings of the Company held in 2019, 2020 and 2021, the 2022 Shareholders' Meeting was broadcast live on Telefónica's corporate website, which enabled shareholders not present, investors and interested persons in general to be fully informed of the results and the matters discussed.

Quorum and attendance figures

At the 2022 Ordinary General Shareholders' meeting, the quorum was 58.58%, higher percentage than that obtained at 2021 General Meeting, whose quorum amounted to 56.90%.

Such quorum breaks down as follows:

Attendance data					
			% distance voting		
Date of general meeting	% physically present	% present by proxy	Electronic voting	Other	Total
08/04/2022	0.08%	56.26%	0.75%	1.49%	58.58%
Of which, free float	0.01%	37.35%	0.75%	0.16%	38.27%

Outcomes of the votes

All the items on the Agenda were approved by a majority; the percentage of affirmative votes was 94.55% on average.

The following table summarizes the resolutions approved at the 2022 Ordinary General Shareholders' Meeting and the results of the votes:

Item of the Agenda	Summary of the resolution	Votes in favour	Votes Against	Abstentions	Result of the Voting
I.1	Approval of the 2021 Annual Accounts and of the Management Report.	3,213,114,539 (99.3415%)	3,129,690 (0.0968%)	18,167,899 (0.5617%)	*Passed*
I.2	Approval of the Non-Financial Information Statement.	3,215,465,017 (99.4142%)	2,308,311 (0.0714%)	16,638,800 (0.5144%)	*Passed*
I.3	Approval of the management of the Board of Directors.	3,183,708,495 (98.4324%)	30,773,382 (0.9514%)	19,930,251 (0.6162%)	*Passed*
II.	Approval of the Proposed Allocation of the Profits/Losses.	3,202,319,417 (99.0078%)	15,540,639 (0.4805%)	16,552,072 (0.5117%)	*Passed*
III.	Re-election of the Statutory Auditor for fiscal year 2022.	3,207,048,660 (99.1540%)	3,549,251 (0.1097%)	23,814,217 (0.7363%)	*Passed*
IV.1	Re-election of Mr. José María Abril Pérez as Proprietary Director.	3,108,722,304 (96.1140%)	80,259,670 (2.4814%)	45,430,154 (1.4046%)	*Passed*
IV.2	Re-election of Mr. Ángel Vilá Boix as Executive Director.	3,141,120,768 (97.1157%)	47,831,574 (1.4788%)	45,459,786 (1.4055%)	*Passed*
IV.3	Re-election of Ms. María Luisa García Blanco as Independent Director.	2,872,990,677 (88.8257%)	339,287,842 (10.4899%)	22,133,609 (0.6843%)	*Passed*
IV.4	Re-election of Mr. Francisco Javier de Paz Mancho as Other External Director.	2,699,492,991 (83.4616%)	489,079,559 (15.1211%)	45,839,578 (1.4172%)	*Passed*
IV.5	Ratification of the appointment of Ms. María Rotondo Urcola as Independent Director.	3,164,379,796 (97.8348%)	24,672,481 (0.7628%)	45,359,851 (1.4024%)	*Passed*
V.	Setting the number of members of the Board of Directors at fifteen.	3,205,540,003 (99.1073%)	10,119,834 (0.3129%)	18,752,291 (0.5798%)	*Passed*
VI.	Reduction of share capital through the cancellation of own shares.	3,214,300,166 (99.3782%)	3,872,764 (0.1197%)	16,239,198 (0.5021%)	*Passed*
VII.1	Shareholder compensation by means of a scrip dividend.	3,203,106,528 (99.0321%)	20,503,619 (0.6339%)	10,801,981 (0.3340%)	*Passed*
VII.2	Shareholder compensation by means of the distribution of dividends.	3,220,618,644 (99.5735%)	3,286,117 (0.1016%)	10,507,367 (0.3249%)	*Passed*
VIII.	Approval of a Global incentive share purchase Plan for shares.	3,199,417,436 (98.9181%)	16,529,836 (0.5111%)	18,464,856 (0.5709%)	*Passed*
IX.	Delegation of powers.	3,214,302,257 (99.3783%)	3,392,461 (0.1049%)	16,717,410 (0.5169%)	*Passed*
X.	Consultative vote on the 2021 Annual Report on Director Remuneration.	1,723,151,319 (53.2756%)	1,387,366,467 (42.8939%)	123,894,342 (3.8305%)	*Passed*

The full texts of the resolutions adopted by the General Shareholders' Meeting held on April 8, 2022 may be viewed on the Company's corporate website and on the CNMV website (Communication of Other Relevant Information sent on April 8, 2022).

Communication with shareholders

During 2022 and especially on the occasion of the Ordinary General Shareholders' Meeting, Telefónica

continued to strengthen communications, service and relationships with its shareholders and investors:

– Call Center (900 111 004 Shareholder Call Center):

- 24.152 queries responded to during 2022.
- 7.500 queries during the period of the General Shareholder' Meeting.

– Shareholders' Mailbox:

- 19.511 e-mails responded to during 2022.
- 8.200 e-mails during the period of the General Shareholders' Meeting.

4.4. The organisational structure of the administrative bodies

GRI 2-9, 2-10, 2-11, 2-13, 2-17, 2-18

4.4.1. Board of Directors


Telefónica
José Javier Echenique Landiribar
Isidro Fainé Casas
José María Álvarez-Pallete Lopez
José María Abril Pérez
Ángel Vilá Boix
Peter Löscher
Carmen García de Andres
Peter Erskine
María Luisa García Blanco
Francisco José Riberas Mera
Claudia Sender Ramírez
Pablo de Carvajal González
Verónica Pascual Boé
Juan Ignacio Cirac Sasturain
Francisco Javier de Paz Mancho
María Rotondo Urcola
Antonio García-Mon Marañés

Structure of the Board of Directors (size, composition, diversity, procedure for selecting Directors)

Size

As of December 31, 2022, and on the date of issuance of this Report, the Board of Directors was and is composed of 15 members, whose profiles and professional career appear in Section related to "Professional career of the members of the Board of Directors".Specifically, at the 2022 Annual General Meeting, the number of members of the Board of Directors was set at 15 in accordance with the provisions of article 29 of the Bylaws.

The number of members of the Board of Directors is sufficient to achieve the Board's effective and operational functionality, according to the organizational structure of the Group.

Likewise, it is important to bear in mind that the Board of Directors of the Company has six Committees (the Executive Commission and five Advisory Committees), thereby ensuring the active participation of all of its Directors.

Composition by category of Director


13.3%
13.3%
13.3%
60.0%
Executive
Proprietary
Independent
Other external

- Executive Directors: 2/15
- Independent Directors: 9/15

  The independent Directors represent 60% of the Board of Directors, which complies with corporate governance recommendations, which require that the management body consist of a large majority of external Directors and that the number of independent Directors represent at least one-half of the total number of Directors. It should be noted that these recommendations have been expressly incorporated in the Regulations of the Board of Directors of the Company, as amended on December 16, 2020.

- Proprietary Directors: 2/15
- Other External Directors: 2/15

  Mr. Peter Erskine and Mr. Francisco Javier de Paz Mancho are considered to be Other External Directors, for the following reasons:

  Mr. Peter Erskine was appointed a Director of Telefónica, S.A. in 2006, such that, more than 12 years after his appointment, and in accordance with the provisions of section 529 *duodecies* of the Companies Act, in 2018 he was reclassified from Independent Director to Other External Director.

  Similarly, Mr. Francisco Javier de Paz Mancho was appointed a Director of Telefónica, S.A. in 2007, such that, more than 12 years after his appointment, and in accordance with the provisions of section 529 *duodecies* of the Companies Act, in 2019 he was reclassified from Independent Director to Other External Director.

Diversity

Telefónica S.A. has a Director Selection Policy as of November 25, 2015. This Policy was updated i) on December 13, 2017 to include the Diversity Policy applicable to the Board of Directors and, consequently, was renamed the Diversity Policy in relation to the Telefónica, S.A. Board of Directors and the Selection of Directors, and ii) on December 16, 2020, in order to adapt this Policy to the applicable regulations and, specifically, to the recommendations of the Good Governance Code of the National Securities Market Commission (CNMV), which was partially reformed in June 2020.

This Policy ensures that the procedures for selecting Directors are based on a prior analysis of the of the skills required by the Board of Directors, and favors thereof diversity of knowledge, training and professional experience, age, disability and gender on the Board, free from any implicit bias that might imply any form of discrimination, particularly on account of gender, disability or any other personal condition, and that facilitate the selection of female Directors in a number that allows the achievement of an equal balance of women and men.

In accordance with the provisions of said Policy, the selection of candidates to serve as a Director at Telefónica adheres to the following principles:

1. An effort is made to ensure that the Board of Directors has a balanced composition, with a large majority of non-Executive Directors and an appropriate mix of Proprietary and Independent Directors, while also endeavoring to ensure that Independent Directors have sufficient weight within the Board of Directors.

2. The Board of Directors endeavors to ensure that the procedures for the selection of Directors favor diversity of knowledge, training, professional experience, age and

gender, and are free from any implicit biases that might imply any form of discrimination. All of the foregoing is in order for the Board of Directors to have an appropriate, diverse and balanced composition overall, which i) enriches analysis and debate, ii) contributes multiple viewpoints and positions, iii) favors decision-making taking into account the nature and complexity of the business, as well as the social and environmental context, iv) gives it maximum independence, and v) allows for compliance with legal requirements and good governance recommendations in relation to composition and suitability required to be met by the members of the various internal oversight Committees of the Board of Directors.

In particular, the Company's Board of Directors promotes the aim of inclusion of female Directors, as well as measures that promote the Company having a significant number of female senior executive officers based on good governance recommendations, all without prejudice to the key principles of merit and ability that must govern all of the Company's staff selection processes.

The Board of Directors regularly evaluates the degree of compliance and effectiveness of this Policy and, in particular, the percentage of female directors at any given time.

In particular, and on the occasion of the proposal for re-election, ratification and appointment of the members of the Board of Directors submitted to the 2022 Ordinary General Shareholders' Meeting, both the Nominating, Compensation and Corporate Governance Committee and the Board of Directors verified compliance with the Policy, taking into account, among other issues, diversity of knowledge, training, experience and age.

3. The process for the selection of candidates to serve as Directors is also based on a prior analysis of the skills required by the Board of Directors. Such analysis is conducted by the Company's Board of Directors, with the advice and with the required report or proposal, if applicable, of the Nominating, Compensation and Corporate Governance Committee.

4. In the case of re-election or ratification, the report or proposal of the Nominating, Compensation and Corporate Governance Committee contains an evaluation of the work and effective dedication to the position for the most recent period of time during which the proposed Director has been in that position, as well as the Director's ability to continue to perform satisfactorily.

5. The required report or proposal of the Nominating, Compensation and Corporate Governance Committee is published upon the call to the General Shareholders' Meeting at which the ratification, appointment or re-election of each Director is submitted.

Furthermore, the Board of Directors and the Nominating, Compensation and Corporate Governance Committee ensure, within the scope of their respective powers, that the candidates chosen for the position of Director are persons of recognized probity, competence and experience, who are willing to devote the time and effort required for the performance of their duties, exercising rigorous care in the selection of the persons called upon to serve as Independent Directors.

Accordingly, all the candidates for the position of Director shall be professionals of integrity, whose conduct and professional career is in line with Telefónica's Responsible Business Principles.

Additionally, candidates for Director shall be considered in particular if they have professional experience, in telecommunications, technology, consumer awareness, ESG knowledge, marketing, accounting, auditing, risk management (both financial and non-financial) and international experience and team leadership in multinationals will be valued.

On the other hand, with regard to gender diversity, the Company has purposely sought out women who fit the required professional profile. In this regard, the Company has made a qualitative leap in terms of the percentage represented by female Directors with respect to the total number of members of the Board of Directors, having gone from 11.11% in 2016 to 33.33% at this time.

All of the measures and procedures that have been agreed upon and adopted by the Board of Directors and by the Nominating, Compensation and Corporate Governance Committee in order to include on the Board a number of females that enables a balanced presence of women and men, and to prevent the selection procedures from being affected by any implicit bias that would hinder the appointment of female Directors, have been initiated and implemented by the Company.

Similarly, in the change in the composition of the Company's Board of Directors that was implemented in 2017, at the proposal of the Nominating, Compensation and Corporate Governance Committee, the Board of Directors unanimously appointed Ms. Carmen García de Andrés as an Independent Director of Telefónica. This appointment was ratified by the shareholders at the Ordinary General Shareholders' Meeting of Telefónica held on June 9, 2017.

Likewise, in 2018 the Company's Board of Directors, at the proposal of the Nominating, Compensation and Corporate Governance Committee, unanimously appointed Ms. María Luisa García Blanco as an Independent Director of Telefónica. This appointment was ratified by the shareholders at the Ordinary General Shareholders' Meeting of Telefónica held on June 8, 2018.

On the other hand, in 2019 the Company's Board of Directors, at the proposal of the Nominating, Compensation and Corporate Governance Committee, unanimously appointed Ms. Claudia Sender Ramírez and Ms. Verónica Pascual Boé as Independent Directors of Telefónica. These appointments were ratified by the Ordinary General Shareholders' Meeting of Telefónica held on June 12, 2020,

at which both were appointed as Directors for the statutory term of 4 years.

Finally, in 2021, the Board of Directors of the Company unanimously appointed, at the proposal of the Nominating, Compensation and Corporate Governance Committee, Ms. María Rotondo Urcola as an independent Director of Telefónica. This appointment was ratified by the Ordinary General Shareholders' Meeting of Telefónica held on April 8, 2022, at which she was appointed Director for the statutory term of 4 years.

It should also be noted that the same criteria and principles that the Company applies to the process of selecting and appointing the members of the Board of Directors are applied to the appointment of the Directors who are part of the various Committees of the Company's Board of Directors, as well as, with regard to gender diversity, the appointment of female senior executive, all without prejudice to the key principles of merit and ability that must govern all of the Company's staff selection processes.

In this regard, in 2021 the Nominating, Compensation and Corporate Governance Committee verified compliance with the Diversity Policy in relation to the Board of Directors of Telefónica, S.A. and the selection of Directors on the occasion of the appointment of Ms María Rotondo Urcola as Director and the appointment of the members of the Committees of the Board of Directors.

Likewise, compliance with the aforementioned Policy was verified on the occasion of the proposal for re-election, ratification and appointment of Directors submitted and approved by the Ordinary General Shareholders' Meeting of April 8, 2022.

On the occasion of the proposed re-election, ratification and appointment of the members of the Board of Directors, information was provided to shareholders on the diversity criteria and objectives in the reports prepared by the Board of Directors and the Nominating, Compensation and Corporate Governance Committee.

In this regard, the Nominating, Compensation and Corporate Governance Committee verified that, in the process of preparing and approving the proposals for re-election, ratification and appointment of Directors that were submitted to the General Shareholders' Meeting in 2022, the provisions of the Diversity Policy in relation to the Board of Directors of Telefónica, S.A. were complied with, following an adequate and rigorous procedure to ensure that the proposals that were made, as appropriate, by the Board of Directors (in relation to proposals affected non-independent Directors, following a favorable report from the Nominating, Compensation and Corporate Governance Committee) or by the Nominating, Compensation and Corporate Governance Committee (in relation to proposals that affected independent Directors) were in the best interests of the Company.

Lastly, with regard to performance evaluation, the Board of Directors conducts an annual evaluation of its operation and of that of its Committees, assessing in particular the application, in terms of the composition and competencies of the Board of Directors, of the various aspects of diversity included in the aforementioned Policy, as well as the performance of the Chairman of the Board of Directors, of the Company's Chief Executive Officer and of the various Directors, paying special attention to the heads of the various Board Committees and adopting appropriate measures for their improvement. This assessment is carried out every 3 years with the assistance of an external consultant, whose independence is verified by the Nominating, Compensation and Corporate Governance Committee. In this regard, as indicated at the end of this section under the title "Evalutation of the Board and of its Committees", for the evaluation corresponding to the financial year 2020, the Company has been supported by Egon Zehnder as external advisor.

The Diversity Policy in relation to the Telefónica, S.A. Board of Directors and the Selection of Directors is public and may be viewed on the corporate website (www.telefonica.com).

Procedure for the Selection, Appointment, Re-election and Cessation of Directors

Selection and Appointment

As mentioned earlier, Telefónica's Bylaws provide that the Board of Directors shall consist of a minimum of five and a maximum of twenty members, who shall be appointed by the shareholders at the General Meeting. Specifically, at the Annual General Meeting of April 8, 2022, the number of members of the Board of Directors was set at fifteen in accordance with article 29 of the Bylaws.

The Directors shall hold office for a maximum period of four years and may be re-elected one or more times for periods of the same maximum length. On a provisional basis, the Board of Directors, in accordance with the provisions of the Companies Act and of the Bylaws, may fill existing vacancies on an interim basis.

In this regard, it should be noted that on certain occasions, when it is indispensable because vacancies have occurred after the General Shareholders' Meeting was held, and in accordance with the provisions of the Companies Act, Directors are appointed on an interim basis, subject to ratification at the next General Shareholders' Meeting.

Otherwise, and in any event, the proposals for the appointment of Directors must comply with the provisions of the Bylaws and of the Regulations of the Board of Directors, must be preceded by the corresponding report of the Nominating, Compensation and Corporate Governance Committee and, in the case of Independent Directors, by the corresponding proposal. In any event, the proposals must be accompanied by a supporting report from the Board of Directors assessing the competence, experience and merits of the proposed candidate.

In this regard, and in accordance with the responsibilities assigned to the Nominating, Compensation and Corporate Governance Committee, this Committee must evaluate the

skills, knowledge and experience required on the Board of Directors, defining the functions and competencies required of the candidates who must fill each vacancy, and evaluating the specific amount of time and dedication that will allow them to perform their duties effectively.

With regard to the latter, and in accordance with the provisions of Article 29.2 of the Regulations of the Board of Directors, those who are members of more than five Boards of Directors of other companies other than Telefónica, S.A. and its Group companies may not be appointed to the Company's Board. For these purposes, a) all Boards of Directors of companies that are part of the same Group shall be counted as a single board of directors; and b) those Boards of Directors of asset-holding companies or those that constitute vehicles or complements for the professional exercise of the Director himself/herself, his/her spouse or person with a similar relationship, or his/her closest relatives, shall not be counted. As an exception, and for duly justified reasons, the Board of Directors may exempt the Director from this prohibition.

Similarly, Nominating, Compensation and Corporate Governance Committee must submit to the Board of Directors the proposals for the appointment of Independent Directors, whether for their appointment on an interim basis or for their submission to a decision by the shareholders at the General Shareholders' Meeting, along with the proposals for the re-election or separation of said Directors at the General Shareholders' Meeting. Likewise, it must report on the proposals for the appointment of the remaining Directors of the Company, whether for their appointment on an interim basis or for their submission to a decision by the shareholders at the General Shareholders' Meeting, along with the proposals for their re-election or separation at the General Shareholders' Meeting.

Similarly, it shall explain the category of each Director by the Board of Directors at the General Shareholders' Meeting at which the shareholders must make or ratify their appointment. Furthermore, such category shall be reviewed annually by the Board, after verification by the Nominating, Compensation and Corporate Governance Committee, and a summary of this review shall be included in the Annual Corporate Governance Report.

In any case, and in the event of the re-election or ratification of Directors at the General Meeting, the report of the Nominating, Compensation and Corporate Governance Committee or, in the case of Independent Directors, the proposal of said Committee, shall contain an assessment of the work and effective dedication to the position during the last period of time in which it was held by the proposed Director, as well as its ability to continue to do so.

The Board of Directors and the Nominating, Compensation and Corporate Governance Committee shall ensure, within the scope of their respective powers, that the candidates proposed for the position of Director are persons of recognized probity, competence and experience, who are willing to devote the time and effort required for the performance of their duties, exercising rigorous care in the selection of the persons called upon to serve as Independent Directors.

The Board of Directors must endeavor to ensure that the procedures for the selection of its members promote diversity with respect to issues such as age, gender, disability, knowledge, education and professional experience, and are free from any implicit bias that might imply any form of discrimination, and, in particular, facilitate the selection of female Directors in such numbers as to achieve a balanced presence of women and men.

In this regard, and as mentioned earlier, at its meeting of November 25, 2015 the Board of Directors approved a Policy for the Selection of Directors, which on December 13, 2017, was updated to include the Diversity Policy applicable to the Board of Directors, such that it was renamed the Diversity Policy in relation to the Telefónica, S.A. Board of Directors and the Selection of Board Members. Likewise, on December 16, 2020, the Board of Directors approved an update of this Policy to reflect the most recent regulatory standards and, in particular, to adjust it to the provisions of the Recommendations of the Good Governance Code of the National Market Securities Commission (CNMV) regarding diversity.

The Nominating, Compensation and Corporate Governance Committee shall verify, on an annual basis, compliance with the Policy for the diversity of the Board of Directors and selection of Directors, and shall include the corresponding summary in the Annual Corporate Governance Report and in such other documents as are deemed appropriate. In addition, the Board of Directors shall periodically evaluate the degree of compliance with and effectiveness of the Policy and, in particular, the percentage of female Directors at any given time, and a detailed description of the Policy, as well as the objectives set in this respect and the results obtained, shall be included in the Annual Corporate Governance Report. Likewise, the Nominating, Compensation and Corporate Governance Committee may also propose to the Board of Directors any updates and proposed improvements of the Policy it deems appropriate.

Re-election

The Company's Directors may be re-elected one or more times for periods of the same length as that of the initial period.

In the same way as proposals for appointments, proposals for the re-election of Directors must be preceded by the corresponding report of the Nominating, Compensation and Corporate Governance Committee, and, in the case of Independent Directors, by the corresponding proposal.

Cessation or Removal

Directors shall cease to hold office when the time period for which they were appointed expires, or when so decided by the shareholders at the General Meeting in the exercise of the powers legally granted to them.

When a Director ceases to hold office before the end of his or her term, whether by resignation or by resolution of the General Meeting, the Director must adequately explain in a letter which will be sent to all members of the Board of Directors the reasons for leaving office or, in the case of non-executive Directors, the Director's views as to the grounds for removal by the shareholders acting at the General Meeting.

In addition, to the extent material to investors, the Company shall as soon as possible make public the cessation in office, including sufficient information as to the reasons or circumstances stated by the Director.

The Board of Directors shall not propose the removal of any Independent Director prior to the end of the bylaw-mandated period for which the said Director was appointed, unless due grounds therefor are present, as acknowledged by the Board at the proposal of the Nominating, Compensation and Corporate Governance Committee. Specifically, due grounds shall be deemed to exist when the Director has failed to perform the duties inherent in his position.

The removal of Independent Directors may also be proposed as a result of Public Tender Offers, mergers or other similar corporate transactions that entail a change in the structure of the company's capital.

Likewise, in accordance with the provisions of article 12 of the Regulations of the Board of Directors, the Directors must tender their resignation to the Board of Directors and formalize, where appropriate, and depending on the circumstances, such resignation in the following cases:

a. When they cease to hold the executive positions with which their appointment as Directors was associated, or when the reasons for their appointment no longer exist.

b. When they are affected by any of the cases of incompatibility or prohibition provided by Law.

c. When they are severely reprimanded by the Nominating, Compensation and Corporate Governance Committee for having failed to fulfill any of their obligations as Directors.

Likewise, Directors must inform when they are subject to circumstances, whether or not related to their conduct within the Company itself, that may adversely affect the standing or reputation thereof, and particularly when they are under investigation in any criminal matter, in which case the Directors must notify the Company of the progress of any such legal proceedings. Having been notified or otherwise become aware of any of the circumstances mentioned in this paragraph, the Board of Directors shall examine the case as soon as possible and, based on the specific circumstances, and after a report from the Nominating, Compensation and Corporate Governance Committee, shall determine the measures to be adopted, including the request for the resignation of said Director, which it must accept, or the proposal to resign at the next General Meeting. Any such matter shall be included in the Annual Corporate Governance Report unless special circumstances justify otherwise, which circumstances must recorded in formal minutes. Those obligations shall be without prejudice to any information that the Company must disseminate at the time that any such measures are adopted.

In this regard, and in compliance with the provisions of the aforementioned Article 12.3 of the Board of Directors' Regulations, the Director Mr Isidro Fainé Casas notified Telefónica of his procedural situation in relation to the Preliminary Proceedings of Summary Trial 96/2017, before the Central Court of Instruction number 6 of the National High Court, and which was reported in the 2021 Annual Corporate Governance Report. It is noted that, in January 2023, the National High Court confirmed the dismissal of the case.

Neither the Bylaws nor the Regulations of the Board establish any limit as to the age of the Directors.

Professional background of the members of the Board of Directors

MR. JOSÉ MARÍA ÁLVAREZ-PALLETE LÓPEZ

Executive Chairman

Executive Director

Joined the Board in 2006.

Nationality: Spanish. Born in 1963 in Madrid, Spain.

Education: Degree in Economics from the Complutense University of Madrid. He also studied Economics at the Free University of Brussels, in Belgium. He holds an International Management Programme from IPADE and an Advance Research Degree from the Complutense University of Madrid. He also holds an Advanced Studies Diploma from the University Complutense of Madrid.

Experience: He began his professional career at Arthur Young Auditors in 1987, before joining Benito & Monjardín/ Kidder, Peabody & Co. in 1988. In 1995, he joined the Compañía Valenciana de Cementos Portland (CEMEX) as head of the Investor Relations and Analysis Department. In 1996, he was promoted to Chief Financial Officer in Spain, and in 1998 to Chief Administration and Finance Officer of the CEMEX Group Indonesia and to a member of the Board of CEMEX Asia Ltd. In February 1999, he joined the Telefónica Group as Chief Financial Officer of Telefónica Internacional S.A.U., and in September of the same year he became Chief Financial Officer of Telefónica S.A. In July 2002, he was appointed Executive Chairman of Telefónica Internacional S.A.; in July 2006, General Manager of Telefónica Latinoamérica; and in March 2009 Chairman of Telefónica Latinoamérica. In September 2011 he was named Executive Chairman of Telefónica Europe, and in September 2012 he was appointed Chief Operating Officer of Telefónica S.A.

He is member of the Board of Telefónica S.A., since July 2006 and Chairman & CEO of Telefónica, S.A. since April 8, 2016.

Other relevant positions: He is currently Chairman of the Telefónica Foundation, Trustee of the Profuturo Foundation, member of the Advisory Council of SEAT, S.A., Director of VMED O2 UK Ltd, Chairman of the Board of the GSMA and member of the Board of Trustees of "la Caixa" Banking Foundation.

Board Committees of which he is a member: The Executive Commission (Chairman).

MR. ISIDRO FAINÉ CASAS

Vice Chairman

Proprietary Director



Joined the Board in 1994.

Nationality: Spanish. Born in 1942 in Manresa, Spain.



Education: Doctorate in Economics from the Universidad de Barcelona; ISMP in Business Administration from Harvard University; and a Diploma in Senior Management from the IESE Business School. Academic Numerary of the Royal Academy of Economics and Finance and of the European Royal Academy of Doctors.



Experience: He began his professional career in banking as Investment Manager at Banco Atlántico in 1964. Later, in 1969, he joined the Banco de Asunción in Paraguay as its General Manager. He then returned to Barcelona to hold various positions of responsibility in several financial organizations: Head of Personnel of Banca Riva y García (1973); Director and General Manager of Banca Jover (1974) and General Manager of Banco Unión (1978). In 1982 he joined la Caixa as its Deputy Executive General Manager, holding various positions of responsibility. In April 1991, he was appointed Executive Deputy General Director, and in 1999, General Manager of the bank, whose presidency he assumed in June 2007, remaining until June 2014. He was the Chairman of CaixaBank, S.A. since 2011 until his resignation as a member of the Board of Directors in 2016. Likewise, he was Chairman of Naturgy Energy Group, S.A. from September 2016 to February 2018, when he was named Honorary Chairman, and he was Director of Suez, S.A. since October 2014 until October 2020.

Other relevant positions: He is currently Chairman and Member of the Executive Commission of the Board of Trustees of the Bancaria Caixa d'Estalvis i Pensions de Barcelona Foundation, la "Caixa", Chairman of the Board and of the Executive Commission of Criteria Caixa, S.A.U. and of Caixa Capital Risc SGEIC, S.A., Chairman of the Board of Directors of Inmo Criteria Caixa, S.A.U.; Special Advisory of The Bank of East Asia Limited; Chairman of the Spanish Confederation of Savings Banks (CECA), and of the World Savings Bank Institute (WSBI); Vice-President of the European Savings Banks Group (ESBG); President of the Spanish Confederation of Senior Officers and Executives (CEDE) and of the Spanish Chapter of the Club of Rome, Deputy-Chairman of the Royal Academy of Economic and Financial Sciences and Founder of the Financial Circle; and Member of the Boards of Trustees of the Prado National Museum and of the Carlos Slim Foundation.

Board Committees of which he is a member: The Executive Commission (Vice Chairman).

MR. JOSÉ MARÍA ABRIL PÉREZ



Vice Chairman

Proprietary Director

Joined the Board in 2007.

Nationality: Spanish. Born in 1952 in Burgos, Spain.

Education: Degree in Economics from the Commercial University of Deusto, and a professor for nine years at said university.

Experience: Between 1975 and 1982 he was the Chief Financial Officer of Sociedad Anónima de Alimentación (SAAL). Thereafter, and until joining the Banco Bilbao Vizcaya Argentaria Group, he held the position of Chief Financial Officer of Sancel-Scott Iberica. In 1985 he joined Banco Bilbao as Director of Corporate Banking Investment. Subsequently, from January to April 1993, he was the Executive Coordinator of Banco Español de Crédito, S.A. In 1998, he was appointed General Manager of Industrial Group, and in 1999, a member of the Management Committee of Grupo BBV. He has been a Director, among other companies, at Repsol, Iberia and Corporación IBV, Ibermática, S.A. and Vice-Chairman of Bolsas y Mercados Españoles (BME). In 2002 he was appointed General Director of Wholesale and Investment Banking and a Member of the Executive Committee of Banco Bilbao Vizcaya Argentaria, S.A.

Other relevant positions: He is currently Director of Arteche Lantegi Elekartea, S.A.

Board Committees of which he is a member: The Executive Commission (Vice Chairman) and the Strategy and Innovation Committee (Member).

MR. JOSÉ JAVIER ECHENIQUE LANDIRÍBAR



Vice Chairman and Lead Independent Director

Independent Director

Joined the Board in 2016.

Nationality: Spanish. Born in 1951 in Isaba (Navarre), Spain.

Education: Degree in Economics and Actuarial Sciences from the University of the Basque Country, and Professor of Quantitative Social Security Techniques at the Bilbao School of Economic Sciences of said university for several years.

Experience: He has been Director and General Manager of Allianz-Ercos, and General Manager of the BBVA Group (Head of Wholesale Business: Global Investment Banking, Global Corporate Banking, Business Banking, Administrative Banking, Local Credit Bank, Asset Management, Banking in Europe, Insurance and Estate Planning, E-Business, and the Industrial and Real Estate Group). He has also been a member of the Board of Directors of Banco Sabadell (Vice-Chairman); Repsol, S.A.; ACS Servicios, Comunicaciones y Energía, S.L.; Banco Guipuzcoano, S.A. (Chairman); Grupo Empresarial ENCE, S.A.; Sevillana de Electricidad, S.A.; Hidroeléctrica del Cantábrico; Metrovacesa; and Abertis Infraestructuras, S.A.

Other relevant positions: He is currently member of the Board of Directors of ACS Actividades de Construcción y Servicios, S.A.; Dragados, S.L. and Calcinor, S.L. He is also Trustee of the Foundation Novia Salcedo, and Director of the Advisory Council of the Deusto Business School, and of the McKinsey Advisory Council.

Positions in other companies within the Telefónica Group (no executive duties): He is Director of Telefónica Audiovisual Digital, S.L.U. In addition, he is member of the Advisory Board of Telefónica España.

Board Committees of which he is a member: The Executive Commission (Vice Chairman), the Nominating, Compensation and Corporate Governance Committee (Chairman), and the Audit and Control Committee (Member).

MR. ÁNGEL VILÁ BOIX



Chief Operating Officer

Executive Director

Joined the Board in 2017.

Nationality: Spanish. Born in 1964 in Barcelona, Spain.

Education: Degree in Industrial Engineering from the Polytechnic University of Catalonia in Barcelona, and an MBA from Columbia Business School where he studied with a Fulbright La Caixa fellowship.

Experience: He joined Telefónica in 1997, assuming successively the positions of Controller of the Group, CFO of Telefónica Internacional, Director of Corporate Development and General Manager of Finance and Corporate Development. In 2015 he was appointed General Manager of Strategy and Finance. Before joining Telefónica, he developed his professional career at Citigroup, McKinsey & Co., Ferrovial and Planeta. In the financial sector, he was a member of the Board of Directors of Banco Bilbao Vizcaya Argentaria (BBVA) and of the Advisory Panel of Macquarie MEIF Infrastructure Funds.

In the TMT (Technology, Media and Telecom) sector, he was the Chairman of Telefónica Contenidos, Vice-Chairman of Telco S.p.A. (Italy) and a member of the Board of Endemol, Digital+, Atento, Telefónica Czech, CTC Chile, Indra SSI and Terra Lycos.

Other relevant positions: He is currently Trustee of the Telefónica Foundation, and Director of VMED O2 UK Ltd.

Positions in other companies within the Telefónica Group (no executive duties): He is member of the Advisory Boards of Telefónica España and Telefónica Tech.

Board Committees of which he is a member: The Executive Commission (Member).

MR. JUAN IGNACIO CIRAC SASTURAIN



Member

Independent Director

Joined the Board in 2016.

Nationality: Spanish. Born in 1965 in Manresa, Spain.

Education: Degree and doctorate in Physics from Universidad Complutense de Madrid. Areas of specialization: Quantum Optics, Quantum Computing and Communication.

Experience: In terms of his professional experience, he has been: Full Professor of the University, Department of Applied Physics, University of Castilla La Mancha (1991-1996) and Professor, Institut für Theoretische Physik, Leopold Franzens Universität Innsbruck (1996-2001). Likewise, among other activities, he has served on advisory boards and scientific committees of several international research centers in the United States (Harvard, Maryland, MIT), Asia (Tsinghua, Singapore, Kyoto) and Europe (Switzerland, Russia), as well as in the BBVA Foundation. He has also been a member of the Editorial Board of several national and international Physics journals.

Other relevant positions: He is currently Co-Director of the Center for Quantum Sciences and Technologies in Munich (since 2019); Director of the Max Planck International School of Quantum Sciences and Technologies (since 2016); "Honorarprofessor", Technical University of Munich (since 2002); Director of the Theory Division, Max Planck Institut für Quantenoptik; member of the Max Planck Society (since 2001); the Founder and Editor of the journal *Quantum Information and Computation* (since 2001); and member of the Scientific Committee of the La Caixa Foundation.

Positions in other companies within the Telefónica Group (no executive duties): He is member of the Advisory Board of Telefónica Tech, and member of the Security Advisory Council of Telefónica Ingeniería de Seguridad.

Board Committees of which he is a member: The Strategy and Innovation Committee (Member), the Sustainability and Quality Committee (Member), and the Regulation and Institutional Committee (Member).

MR. PETER ERSKINE



Member

Other External Director

Joined the Board in 2006.

Nationality: English. Born in 1951 in London, United Kingdom.

Education: Degree in Psychology from the University of Liverpool. Doctor *honoris causa* from the University of Reading.

Experience: He began his professional career in the marketing area at Polycell and at Colgate Palmolive. He worked for several years in the MARS Group before being appointed European Vice-Chairman of Mars Electronics. In 1990 he was appointed Vice-Chairman of Marketing and Sales at UNITEL. Between 1993 and 1998 he held several high-level positions in BT, including that of Director of BT Mobile and that of Chairman and Chief Executive Officer of Concert. In 1998 he was appointed General Manager of BT Cellnet. Subsequently, in 2001, he was appointed director and Chief Executive Officer of O2, Plc. (now known as Telefónica Europe Plc.). In 2006 he became Chairman of this company, serving until December 31, 2007, day he was appointed a non-Executive Director. In January 2009 he joined the Board of Ladbrokes Plc. as a non-Executive Director and was then appointed Chairman in May 2009. In December 2015 he left that position, having played a leading role in the merger of Ladbrokes Plc. with Gala Coral Group. He was a member of the Supervisory Board of Telefónica Deutschland Holding AG since May 2016 until December 2021.

Other relevant positions: He is currently Chairman of the BRAINSTORM charity, which focuses on funding brain tumor research. In addition, he is Director of VMED O2 UK Ltd.

Board Committees of which he is a member: The Executive Commission (Member), the Strategy and Innovation Committee (Chairman), and the Nominating, Compensation and Corporate Governance Committee (Member).

MS. CARMEN GARCÍA DE ANDRÉS



Member

Independent Director



Joined the Board in 2017.

Nationality: Spanish. Born in 1962 in Madrid, Spain.

Education: Degree in Economics and Business Administration from Universidad Pontificia de Comillas, ICADE.

Experience: She joined PricewaterhouseCoopers in 1985 and was promoted to Director in 1995, becoming a partner of the firm in the year 2000. Since then, she has held several positions of responsibility at Landwell Lawyers and Tax Advisors, and in the Tax Law Area of PwC. Specializing in advising large companies, she has been a representative of the Spanish firm in the International Group of Indirect Taxation Specialists for more than 6 years. Since 1998, the scope of her work has consisted essentially of advising multinational companies established in Spain with strong international involvement. She has been a professor of International Taxation at ESADE and a member of the Spanish Association of Tax Consultants. From 2004 to 2007, she was a Managing Partner in the Gran Consumo, Distribución, Industria y Servicios de Madrid, with more than 30 specialists in a variety of legal and tax-related fields. Between 2005 and 2007 she headed the Women in PwC Diversity Program. From 2013 to April 2017, she has been Chairwoman of the Foundation Youth Business Spain. She was Chairwoman of the Foundation Tomillo Tiétar and a member of its Board of Trustees, as well as a member of the Board of Trustees of the Youth Business Spain Foundation. Besides, she was a member of the Board of Directors of the collective initiative *Juntos por el empleo de los más desfavorecidos*.

Other relevant positions: Since 2006, she is currently member of the Trust of the Foundation Tomillo, becoming the Managing Director of this institution in March 2008, and its Executive Chairwoman since 2014. Since June 2011, she is a member of the Board of Directors of the Spanish Association of Foundations, currently serving as its Treasurer and member of the Executive Committee. She is a member of the Board of Trustees of the Foundation Secretariado Gitano, of the Foundation Somos F5, and of the Foundation Xavier de Salas. She is a co-founder of the Foundation Aprendiendo a Ser and has been its trustee since December 2018. Likewise, she collaborates as a mentor in professional development programs for women.

Board Committees of which she is a member: The Audit and Control Committee (Member), the Sustainability and Quality Committee (Member), and the Regulation and Institutional Affairs Committee (Member).

MS. MARÍA LUISA GARCÍA BLANCO



Member

Independent Director

Joined the Board in 2018.

Nationality: Spanish. Born in 1965 in Córdoba, Spain.

Education: Law degree from the University of Córdoba (Spain).

Experience: Government attorney (1992 promotion), on leave since October 2013. She was Assistant General Manager of Constitutional Law and Human Rights, and the government attorney heading the Department of Constitutional Law and Human Rights. Representative of the Kingdom of Spain to the European Court of Human Rights. Coordinator and leader of the Spanish Delegation to various United Nations Committees in Geneva (2002-2013). Other noteworthy activities include: Secretary of the Board of Directors of the State Society of Agricultural Infrastructures of the North (SEIASA DEL NORTE) and of its Audit and Control Committee (1999-2010); member of the Board of Directors of the State Society of Agricultural Infrastructures (SEIASA) (2010-2013); Director of the State Water Company of the North Basin (ACUANORTE) (2009-2012) and of the State Water Company of the Basins of Spain (AcuaEs) (2012-2013); and coordination and cooperation activities for the promotion and defense of Human Rights in Uruguay (2006), Colombia (2007 and 2008), Chile (2009), and Guatemala (2010).

Other relevant positions: Founding Partner of the firm of Salama García Blanco, whose major areas of activity include: administrative constitutional law, advising and providing technical protection for credit institutions, civil and commercial procedure, and arbitration (Arbitrator in the Spanish Court of Arbitration, in the Madrid Court of Arbitration and in the Civil and Commercial Court of Arbitration -CIMA-). Director of Ibercaja Banco, S.A. Member of the CIMA Governance and Control Committee. Chairwoman of the Experts Committee of *65YMAS.COM.*

Positions in other companies within the Telefónica Group (no executive duties): She is member of the Advisory Board of Telefónica España.

Board Committees of which she is a member: The Nominating, Compensation and Corporate Governance Committee (Member), the Sustainability and Quality Committee (Chairwoman), and the Regulation and Institutional Affairs Committee (Member).

MR. PETER LÖSCHER



Member

Independent Director

Joined the Board in 2016.

Nationality: Austrian. Born in 1957 in Villach, Austria.

Education: Degree in Economics from the Vienna University of Economics, and in Business Administration from the Chinese University of Hong Kong. MBA from the Vienna University of Economics, and completion of the Harvard Business School Advanced Administration Program. Honorary doctorate in Engineering from Michigan State University; honorary doctorate from the Slovak University of Engineering in Bratislava.

Experience: Former Chairman of the Supervisory Board of OMV AG (Austria). From March 2014 to March 2016, he was the CEO of Renova Management AG (Switzerland). Former Chairman and CEO of Siemens AG. He was previously the President of Global Human Health; a member of the Executive Board of Merck & Co., Inc.; Chief Operating Officer of GE Healthcare Bio-Sciences, a member of the Corporate Executive Council of GE; and Director of Operations and a member of the Board of Amersham Plc. He held executive leadership positions at Aventis and Hoechst. He also served as Chairman of the Board of Directors of the Siemens Foundation. Likewise, he was Chairman of the Board of Directors of Sulzer AG until April 2022.

Other relevant positions: He is currently a member of the Supervisory Board of Royal Philips, a Director of Thyssen-Bornemisza Group AG (Switzerland), and a non-executive member of the Board of Directors of Doha Venture Capital LLC, in Qatar.

He is also an emeritus member of the Advisory Board of the Economic Development Board of Singapore and a member of the International Advisory Board of Bocconi University, as well as a honorary professor at Tongji University (Shanghai).

Positions in other companies within the Telefónica Group (no executive duties): He is Chairman of the Supervisory Board of Telefónica Deutschland Holding AG (since April 2020).

Board Committees of which he is a member: The Executive Commission (Member), the Audit and Control Committee (Chairman), and the Nominating, Compensation and Corporate Governance Committee (Member).

MS. VERÓNICA PASCUAL BOÉ

Member

Independent Director

Joined the Board in 2019.

Nationality: Spanish and French. Born in 1979 in Barcelona, Spain.

Education: Degree in Aeronautical Engineering from the Polytechnic University of Madrid. Master in Business Administration (MBA) from the Collège des Ingénieurs de Paris, and Executive Master in Positive Leadership and Strategy (EXMPLS) from the IE Business School. She also completed several postgraduate courses at INSEAD, Stanford, and the Harvard Business School.

Experience: She is an entrepreneur who has led for 18 years a Group of companies linked to the digital transformation led by ASTI Mobile Robotics Group, a company based in Spain, France, Germany and the United States. Since August 2021, after integrating ASTI Mobile Robotics into ABB Robotics, she has moved to the position of Global Manager of Robótica Móvil Autónoma until January 2023. She began her professional career at the international level in the Human Resources Strategic Management Department of the Bouygues multinational industrial group. In 2004, she joined the family company ASTI, holding various management positions at that company. By the end of 2006, she was its General Manager, and in 2008, she opted to acquire the said company. She had previously held a variety of positions, including, among others: Sponsor and Founder of the Digital Innovation Hub of Burgos, through ASTI of DIHBU (2018); Chairwoman of the Industry Working Group 4.0 of the Governing Authority of Castile and León (2016-2018); Chairwoman of the Industry Committee 4.0 and Vice-Chairwoman of Talent Development at AMETIC (2016-2018); Member of the Advisory Board of the Quality Agency of the University System (2015-2016); Member of the Advisory Board of the EAE Business School (2015-2016); Member of the Governing Board of APD Castilla y León (2014-2015); Member of the Board of Directors of Empresa Familiar Castilla y León (2001-2013).

Other relevant positions: She is Chairwoman of ASTI Tecnología y Talento Foundation and Director of General de Alquiler de Maquinaria, S.A. (GAM). She currently leads ALBP Corp.

Positions in other companies within the Telefónica Group (no executive duties): She is member of the Advisory Board of Telefónica Tech.

Board Committees of which she is a member: The Strategy and Innovation Committee (Member).



MR. FRANCISCO JAVIER DE PAZ MANCHO



Member

Other External Director

Joined the Board in 2007.

Nationality: Spanish. Born in 1958 in Valladolid, Spain.

Education: Degree in Information and Advertising. Studied law. Senior Business Management Program at the IESE (University of Navarre).

Experience: From July 2016 to December 2021, he has been Chairman of Telefónica Ingeniería de Seguridad, S.A. From April 2018 to April 2021 he has been a member of the Board of Directors of Telefónica Móviles de Argentina, S.A. From July 2020 to May 2021 he has been a member of the Board of Directors of Pegaso PCS, S.A. of C.V. (Mexico). From September 2016 to July 2020, he was Director of the Board of Directors of Telefónica Móviles México, S.A. From September 2014 to March 2016 he was the Chairman of Telefónica Gestión de Servicios Compartidos España, S.A.U. From July 2006 to November 19, 2014 he was a member of the Executive Committee of the Superior Council of Chambers. From 2008 to May 10, 2018 he was a Director of Telefónica Argentina, S.A. From December 2008 to December 2012 he was the Chairman of Atento Inversiones y Teleservicios, S.A.U. From June 2004 to December 2007 he was the Chairman of the MERCASA National Company. He was also Deputy Chairman and Director of Corporate Strategy of the Grupo Panrico Donuts; General Manager of Internal Trade at the Ministry of Commerce and Tourism; General Secretary of the Consumers' Union of Spain (UCE); Chief Executive Officer of the magazine *Ciudadano*; General Secretary of Juventudes Socialistas; and a member of the Executive Board of the PSOE. He has also held the following positions and responsibilities: Director of Túnel del Cadí; President of the Pan y Bollería Marca Employers' Group (COE); Director of Mutua de Accidentes de Zaragoza (MAZ) ; Director of the Grupo Panrico; Head of the Commercial Distribution Monitoring Office of the Ministry of Commerce and Tourism; member of the Economic and Social Council and of its Standing Committee; and Director of Tabacalera, S.A.

Positions in other companies within the Telefónica Group (no executive duties): He is Director of Telefónica Brasil, S.A. and of Telefónica Audiovisual Digital, S.L.U. He is also member of the Advisory Boards of Telefónica España and Telefónica Hispanoamérica.

Board Committees of which he is a member: The Executive Commission (Member), the Regulation and Institutional Committee (Chairman), the Nominating, Compensation and Corporate Governance Committee (Member), and the Sustainability and Quality Committee (Member).

MR. FRANCISCO JOSÉ RIBERAS MERA

Member

Independent Director

Joined the Board in 2017.

Nationality: Spanish. Born in 1964 in Madrid, Spain.

Education: Degrees in Law and in Economics and Business Administration from Universidad Pontificia de Comillas (ICADE E-3), Madrid.

Experience: He began his professional career holding a variety of positions in Gonvarri Group, as Director of Corporate Development and later as its Chief Executive Officer. In 1997 he created Gestamp Automoción, and since then he has served as its Executive Chairman, creating over time what is now the Grupo Gestamp, a global leader in metal components for the automotive industry. He has also been member of the Board of Directors of General de Alquiler de Maquinaria, S.A. (GAM) and Chairman of the Endeavor Foundation in Spain.

Other relevant positions: He is currently the Executive Chairman of Gestamp Automoción. He is also a member of the Board of Directors of CIE Automative and of Wallbox, N.V. Furthermore, he is a member of the management bodies of other companies within Grupo Gestamp, and of companies in the Acek family holding group, including companies in the Groups Gonvarri, Acek Energías Renovables e Inmobiliaria Acek. He is also Chairman of SERNAUTO (Asociación Española de Proveedores de Automoción) and of the Spain-China Council Foundation.

MS. MARÍA ROTONDO URCOLA



Member

Independent Director

Joined the Board in 2021.

Nationality: Spanish. Born in 1964 in Madrid, Spain.

Education: Degree in Economic Science and Business Studies from Universidad Complutense of Madrid. She has received complementary training at various institutions such as ESG Academy/Foretica, IESE, IC-A, EEC, IMD, NYU, Harvard, Boston College, among others.

Experience: In terms of her professional experience, it is highlighted by having spent the last 10 years at Banco Santander (2006-2016) as Global Head of Telecommunications, Media and Technology at Santander Global Banking and Markets. Previously (1989-2006), at Santander Investment Sociedad de Valores y Bolsa, she was an investment analyst specialized in various sectors, particularly the telecommunications sector, Macroeconomist, and Director of European Analysis. She has also been an internal trainer at Banco Santander and speaker in several forums as well as a collaborator with several publications (Fide Digital Currencies in 2020, Gaptel, others). She was also an independent Director of Indra (2017-2020). She served on the Advisory Board of the Instituto de Empresa (IE) "Transformation with Purpose", and of Hotelab.

Other relevant positions: She is currently an Independent Director of CACEIS Bank Spain and Santander CACEIS Latam Holdo (since 2019), and an Independent Director of Libertas 7. She also teaches classes on Special Operations Communication in the Master's Degree in Investor Relations at Bolsas y Mercados Españoles (BME). She is also Co-Director and lecturer in the Sustainability Programme at the Instituto de Empresa (IE) SYCA, where she teaches classes on corporate governance and sustainability.

Board committees of which she is a member: Sustainability and Quality Committee (Member) and Audit and Control Committee (Member).



MS. CLAUDIA SENDER RAMÍREZ

Member

Independent Director

Joined the Board in 2019.

Nationality: Brazilian. Born in 1974 in São Paulo, Brazil.

Education: Degree in Chemical Engineering from the Polytechnic School of the University of São Paulo, and a Master's degree in Business Administration (MBA) from the Harvard Business School in Boston.

Experience: She has held various positions with the following entities, among others: (i) Director of Yduqs University, formerly known as Estácio (from 2019 to 2021); (ii) Latam Airlines Group: Vice-President for Customer Relations (2017-2019); CEO of LATAM Brazil (2013-2017); Vice-President of LATAM Brazil (2011-2013); (iii) at Whirlpool, S.A.: Vice-President of Marketing (2009-2011); Division Director of Marketing (2007-2009); and Director of Strategic Planning (2005-2007); and (iv) at Bain & Company Brazil: Consultant specializing in Strategy (1998-2005).

Other relevant positions: She is currently Director of Holcim Ltd (since 2019); Director of Gerdau, S.A. (since 2019); Director of Amigos do Bem (since 2017), a Brazilian NGO dedicated to the eradication of poverty in Northwestern Brazil; Director of Embraer, Empresa Brasileira de Aeronáutica, S.A. (since 2021); and Director of Metalúrgica Gerdau, S.A. (since 2021).

Positions in other companies within the Telefónica Group (no executive duties): She is member of the Advisory Boards of Telefónica Tech and Telefónica Hispanoamérica.

Board Committees of which she is a member: The Sustainability and Quality Committee (Member) and the Strategy and Innovation Committee (Member).

Functions and Operation of the Board of Directors

General functions of the Board of Directors

The Board of Directors is the highest management and representative body of the Company. As such it is empowered, within the scope of the corporate purpose defined in the Bylaws, to perform any legal acts or transactions for purposes of management and disposition, under any title, except for those reserved by law or by the Bylaws exclusively to the shareholders at a General Shareholders' Meeting.

The foregoing provisions notwithstanding, the Board of Directors is configured basically as a supervisory and control body, entrusting the day-to-day management of the Company's business to the executive bodies and to the management team.

The Board of Directors cannot delegate those powers that the law or the Bylaws reserve to its own exclusive purview, or those other powers that are necessary for the responsible exercise of its basic function of supervision and control, or the powers delegated to it by the shareholders at a General Shareholders' Meeting, unless such subdelegation is expressly authorized.

Specifically, the Board of Directors cannot, under any circumstances, delegate the following powers:

a) Supervision of the effective operation of the Committees that it has created and of the activities of the delegated bodies and of the Officers that it has designated.

b) Determination of the Company's general policies and strategies.

c) Authorization or waiver of the obligations arising from the duty of loyalty, in accordance with the provisions of of the Law, in the Bylaws and in the Regulations of the Board of Directors.

d) Its own organization and operation.

e) Preparation of the Annual Accounts and their submission at the General Shareholders' Meeting.

f) Preparation of any type of report that by law must be presented to the management body, provided that the transaction to which the report refers cannot be delegated.

g) Appointment and removal of the Company's Chief Operating Officers, as well as the establishment of the terms of their contracts.

h) Appointment and removal of the Officers who are to report directly to the Board or to any of its members, as well as the establishment of the basic conditions of their contracts, including their compensation.

i) Decisions regarding the compensation of the Directors, within the framework of the Bylaws and of the compensation policy approved by the shareholders at the General Shareholders' Meeting.

j) The call to the General Shareholders' Meeting and the preparation of the agenda and the proposed resolutions.

k) The policy regarding the Company's own shares.

l) The powers delegated by the shareholders at the General Shareholders' Meeting to the Board of Directors, unless subdelegation of such powers was expressly authorized by the shareholders.

m) Approval of the strategic or business plan, the annual management and budgetary goals, the investment and finance policy, the corporate social responsibility and sustainability policy or dividend policy.

n) Determination of the risk control and risk management policy, including tax-related risks, and supervision of the internal information and control systems.

o) Determination of the corporate governance policy of the Company and of the Group; its organization and operation; and, in particular, the approval and modification of its internal Regulations.

p) Approval of the disclosure, contact and engagement policy for shareholders, institutional investors and proxy advisers, including the policy on communication of economic/financial, non-financial and corporate information.

q) Approval of the diversity policy in relation to the Board of Directors and the selection of directors.

r) Approval of the financial information that the Company must periodically disclose because of its status as a listed company.

s) Definition of the structure of its Group of companies.

t) Approval of investments or transactions of all kinds that, because of their high amount or special characteristics, are of a strategic nature or entail a special tax risk, unless their approval is within the purview of the shareholders at the General Shareholders' Meeting.

u) Approval of the creation or acquisition of interests in special-purpose entities or entities that are domiciled in countries or territories that are considered to be tax havens, as well as any other transactions of a similar nature that, due to their complexity, might diminish the transparency of the Company and its Group.

v) The approval, subject to a report from the Audit and Compliance Committee, of related-party transactions under the terms established in Article 39 of the Board Regulations, unless their approval corresponds to the General Meeting.

The Company's Board of Directors may delegate the approval of transactions between companies forming part of its group that are carried out within the scope of ordinary management and under market conditions, as well as transactions entered into under contracts whose standard conditions are applied *en masse* to a large number of customers, carried out at prices or rates established on a general basis, and whose amount does not exceed 0.5% of the net turnover of the company, determined in accordance with the rules of calculation laid down in the Law.

In any event, when duly justified urgent circumstances arise, the decisions corresponding to the foregoing matters may be adopted by the delegated bodies or persons and must be ratified at the next meeting of the Board of Directors that is held after the adoption of the decision.

Allocation of positions and duties

The Board of Directors of Telefónica, S.A. has implemented a corporate governance structure that ensures the effective fulfillment of its duties and responsibilities.

This structure is configured basically in the following way:

- **Chief Executive Officer - Mr. José María Álvarez-Pallete López**

The Chairman of the Board of Directors holds the position of chief executive of the Company, with responsibility for effective guidance of the business activities, always in accordance with the decisions and criteria set by the shareholders at the General Shareholders' Meeting and by the Board of Directors.

As Chief Executive Officer, all of the powers and duties of the Board of Directors are expressly delegated to him, except for those that cannot be delegated, whether by law, the Bylaws or the Regulations of the Board of Directors, article 5.4 of which establishes the powers that are reserved to the Board of Directors and that cannot be delegated. In addition to such delegation of powers, the Company's CEO is granted specific (non-general) powers to carry out specific transactions that have been approved by the Company.

- **Chief Operating Officer - Mr. Ángel Vilá Boix**

The powers of the Board of Directors associated with the conduct of the business and with the fulfillment of the highest executive duties in all of the Company's business areas are delegated to the Chief Operating Officer, except for the powers that cannot be delegated, whether by law, the Bylaws or the Regulations of the Board of Directors. In addition to such delegation of powers, the Company's Chief Operating Officer is granted specific (non-general) powers to carry out specific transactions that have been approved by the Company.

- **Lead Independent Director - Mr. José Javier Echenique Landiríbar**

The Lead Independent Director performs, among others, the following duties and tasks:

a) Coordinates the work of the External Directors, in order to protect the interests of all of the Company's shareholders; reflects the concerns of the said Directors; and meets with them when he deems it appropriate.

b) When appropriate, he may ask the Chairman of the Board to call a meeting of the Board of Directors, in keeping with Good Governance standards.

c) He may request that certain matters be included on the Agenda of the meetings of the Board of Directors that have already been called.

d) Directs the evaluation carried out by the Board of Directors of its Chairman.

e) He may preside over meetings of the Board of Directors, in the absence of the Chairman and of the Vice Chairmen.

f) Maintains contacts with investors and shareholders in order to know their views, for the purpose of forming an opinion regarding their concerns, particularly with regard to the Company's corporate governance.

g) Coordinates the Chairman's succession plan.

- **General Secretary and Secretary of the Board of Directors - Mr. Pablo de Carvajal González**

The Secretary of the Board of Directors assists the Chairman of the Board in the fulfillment of his duties, and ensures the proper functioning of the Board of Directors, with very particular attention to providing to the Directors the necessary advice and information; keeping the company records; properly reflecting in the minute books the proceedings of the meetings of the Board of Directors; and attesting to its resolutions.

The Secretary of the Board also sees to the formal and substantive legality of the activities of the Board of Directors and to their compliance with the Bylaws and with the Regulations for the General Shareholders' Meeting and of the Board of Directors, ensuring that the good governance recommendations adopted by the Company and in force at any time are duly taken into account.

The Secretary of the Board is also the General Secretary of the Company. Mr. Pablo de Carvajal González is also Telefónica's Global Director of Regulatory Affairs and Head of the Security Area.

The Board of Directors also has a Deputy Secretary, Mr. Antonio García-Mon Marañés, who assists the Secretary and replaces him in the performance of his duties in the event of his absence or inability. Mr. García-Mon is also Deputy General Secretary and Director of Corporate Legal Services.

Neither the Secretary nor the Deputy Secretary of the Board have the status of Directors.

- **Committees of the Board of Directors**

As of December 31, 2022, and on the date of issuance of this Report, the Board of Directors had and has an Executive Commission and five advisory or control committees, whose composition, duties and powers are described in detail in advance.

Operation of the Board of Directors

Both the Bylaws and the Regulations of the Board specify that the Board of Directors shall meet routinely once a month, and, at the initiative of the Chairman, as often as he deems it appropriate for the proper functioning of the Company.

During fiscal year 2022 the Telefónica Board of Directors held 14 meetings, each lasting between three and one-half and four and one-half hours, depending on the topics discussed. Likewise, it should be noted that one of these meetings corresponds to the strategic off site session that the Board of Directors holds annually to analyze the company´s strategy and its impact on the business developed by the Telefonica Group.

The meetings of the Board of Directors have been held in mixed format. At all these meetings, the Secretary of the Board of Directors attested to the identity of all the attendees.

The power to call a meeting of the Board of Directors and, if appropriate, to draw up the Agenda of the Board's meetings rests with the Chairman of the Board of Directors, who must however call a meeting when requested to do so by three Directors who indicate the issues to be discussed.

A meeting of the Board of Directors may also be called by at least one-third of its members, with an indication of the Agenda, if, after the submission of a request to the Chairman of the Board of Directors, the Chairman, without just cause, has not called the meeting within a period of one month.

The Company adopts the measures that are necessary in order for the Directors to have, whenever possible and sufficiently in advance, the necessary information, which shall be drawn up and oriented specifically toward the preparation of the meetings of the Board and of its Committees. In no case shall its compliance be waived on the grounds of the importance or confidential nature of the information, except under absolutely exceptional circumstances.

In this regard, and in accordance with the provisions of articles 18 and 20 of the Regulations of the Board of Directors, the Board of Directors and its Committees shall draw up a calendar of the meetings to be held during the year. Such calendar may be modified by resolution of the Board itself or of the corresponding Committee, or pursuant to a decision by its Chairman, in which case the modification must be disclosed to the Directors as soon as possible.

The Board and its Committees also have an Action Plan that contains a detailed description and the frequency of the activities to be carried out in each fiscal year, according to the powers and duties assigned to them.

Similarly, all of the meetings of the Board and of the Committee have a pre-established Agenda, which is communicated at least three days before the date on which the meeting is scheduled to be held, along with the call to the meeting. The Agenda for each meeting clearly indicates the items regarding which the Board of Directors or the Executive Commission must make a decision or adopt a resolution.

With the same goal, in general, the documentation associated with the Agenda for the meetings is made available to the Directors sufficiently in advance. In this regard, and in compliance with the provisions of article 19 of the Regulations of the Board of Directors, the Chairman of the Board of Directors organizes the discussions, seeking and encouraging the active participation of all of the Directors in the deliberations, safeguarding the unconstrained statement of their viewpoints. Similarly, with the assistance of the Secretary, the Chairman ensures that the Directors receive beforehand sufficient information to deliberate on the items on the Agenda. He also ensures that sufficient time is devoted to the discussion of strategic issues and stimulates debate during the meetings, safeguarding the unconstrained statement of viewpoints by the Directors.

To facilitate the provision of all of the information and clarifications that may be necessary regarding some of the issues to be addressed, the main officers of the Group attend essentially all of the meetings of the Board and of its Committees, along with the speakers who are deemed appropriate, for the presentation of matters lying within their purview.

Furthermore, and in general, the Regulations of the Board (article 27) expressly provide that the Directors are vested with the broadest powers for obtaining information about any aspect of the Company and to examine its books, records, documents and other background materials relating to corporate activities. The exercise of this right of information is channeled through the Chairman or the Secretary of the Board of Directors, who handle requests from the Directors, either providing the information directly to the Directors or placing them in touch with the proper contact persons at the appropriate organizational level.

The Board of Directors can validly hold a meeting when a majority of its serving members are present or represented at the meeting. The Directors must personally attend the meetings of the Board of Directors. If, under exceptional circumstances, they are unable to do so, they shall ensure that the proxy they give to another member of the Board of Directors includes, insofar as possible, the appropriate instructions. Non-executive Directors can delegate their proxy only to another non-executive Director. Such delegations may be made by letter, mail or in any other way that ensures the certainty and validity of the proxy, in the opinion of the Chairman of the Board of Directors (article 19 of the Regulations of the Board of Directors and article 34.4 of the Bylaws).

In all cases, resolutions are adopted by an absolute majority of the votes of the Directors who are present at the meeting, either in person or by proxy, except in those instances in which, for certain resolutions to be valid, the law, the By-Laws or the Regulation of the Board of Directors requires the favorable vote of a larger number of Directors.

Board Committees

Both the Bylaws and the Regulations of the Board provide for an Executive Commission of the Board of Directors, with general decision-making authority and, consequently, with the express delegation of all of the powers of the Board of Directors, except for those powers that, by law or pursuant to the Bylaws, cannot be delegated.

The Regulations also authorize the Board of Directors to create one or more advisory or control committees entrusted with the task of examining and continuously monitoring any area of special importance to the good governance of the Company, or performing the specific analysis of any factor or issue whose significance or magnitude requires it. Such Committees do not have the status of corporate bodies, but rather are tools in the service of the Board of Directors, to which they convey the conclusions that they reach with regard to the issues or subjects whose handling has been entrusted to them.

As of December 31, 2022, and on the date of issuance of this Report, the Board of Directors had and has an Executive Commission and five advisory or control committees, whose composition, duties and powers are described below.

The Company's Board of Directors, at its meeting held on December 16, 2020, and at the proposal of the Nominating, Compensation and Corporate Governance Committee, approved the partial amendment of the Regulations of the Board of Directors of Telefónica, S.A., which amendment consisted of the following: i) adapting it to the Recommendations of the Good Governance Code amended in June with which the Company currently fully complies; ii) adapt it to certain Recommendations of the Good Governance Code not amended in June 2020 and which the Company had already been complying with; and iii) incorporate some complementary aspects or technical clarifications. Among other issues, certain aspects relating to the composition of the Board Committees were modified, and new functions were adjusted and assigned to the Audit and Control Committee, the Nominating, Compensation and Corporate Governance Committee and the Sustainability and Quality Committee, and the express regulation of the Strategy and Innovation Committee was included in the Regulations.

In coordination with the amendment of the Regulations of the Board of Directors, the Board of Directors, at its meeting held on December 16, 2020, approved the partial amendment of the Regulations of the Audit and Control Committee and the Regulations of the Nominating, Compensation and Corporate Governance Committee, to include the changes introduced to the Regulations of the

Board of Directors with respect to the composition and duties assigned, respectively, to each Committee.

Likewise, the Board of Directors, at its meeting held on June 29 and 30, 2021, and at the proposal of the Nominating, Compensation and Corporate Governance Committee, approved the partial amendment of the Board of Directors' Regulations of Telefónica, S.A., basically consisting of adapting said regulations to the following features introduced by Law 5/2021: (i) the amendment of the regime of related-party transactions applicable to listed companies, establishing new rules for their approval and reinforce their transparency; (ii) the prohibition of appointing legal persons as directors who in listed companies; and (iii) the review of the requirements for the Audit Committee of a parent company to perform the functions of the Audit Committee in its subsidiaries that are public interest entities (PIEs). In this context, certain functions of the Audit and Control Committee were adjusted.

In coordination with the amendment of the Board of Directors' Regulations, the Board, at its meeting held on June 29 and 30, 2021, agreed to partially amend the Regulations of the Audit and Control Committee in order to incorporate the changes made to the of the Board of Directors' Regulations with regard to the list of functions attributed to the Audit and Control Committee.

On the other hand, with regard to the meetings held by the Board of Directors' Committees, during financial year 2022, the meetings of the Board of Directors' Committees were held in mixed format, with the attendance of the Directors in person and online. At all these meetings, the Secretary of each Committee attested to the identity of all the attendees.

Regarding the matters addressed by the Committees, and in accordance with the provisions of article 20 b) 3. of the Regulations of the Board, a full report is delivered to the Board of Directors so that it will be aware of the said matters for the exercise of its responsibilities. At the beginning of each of the monthly meetings of the Board of Directors, the Chairman of each of the Committees delivers a report on the major matters that were addressed and on the activities and tasks that were carried out by the respective Committee, making available to the Directors the corresponding documentation, so that the Directors will be aware of such activities for the purposes of the exercise of their responsibilities.

Additionally, and in the same way as the Board of Directors itself, all of the Committees prepare, at the start of each fiscal year and in accordance with the provisions of article 20 b) 3. of the Regulations of the Board of Directors, an Action Plan that contains a detailed description of, and a schedule for, the actions to be taken in each fiscal year in each Committee's individual area of activity.

Similarly, all of the Committees prepare an Activity Memorandum (which, for the Audit and Control Committee and the Nominating, Compensation and Corporate Governance Committee, is known as the Performance Report), which summarizes the major activities and actions that were carried out during the preceding fiscal year, including the details of the matters that were examined and addressed at the meetings that were held, and emphasizing the aspects associated with their duties and responsibilities, composition and performance.

The Executive Commission

The Board of Directors has delegated its authority and powers (except for those that by law, under the bylaws and pursuant to the regulations cannot be delegated) to an Executive Commission.

The Executive Commission provides the Board of Directors with greater operability and effectiveness in the exercise of its functions, inasmuch as it meets more often than the Board of Directors does.

In accordance with the provisions of article 38 of the Bylaws of Telefónica, S.A., article 21 of the Regulations of the Company's Board of Directors governs the Executive Commission in the following terms:

a) Composition.

The Executive Commission shall consist of the Chairman of the Board of Directors, once he has been appointed as a member of the Committee, and no fewer than three and no more than ten other members, all of whom shall be Directors, appointed by the Board of Directors.

The Board of Directors shall endeavor to ensure that the Executive Commission has at least two non-executive Director, of whom at least one shall be independent.

In any event, in order to be valid, the appointment or renewal of the members of the Executive Commission shall require the favorable vote of at least two-thirds of the members of the Board of Directors.

As of December 31, 2022, and on the date of issuance of this Report, the Executive Commission was and is composed of the following persons:

Name	Post	Category
Mr. José María Álvarez-Pallete López	Chairman	Executive
Mr. Isidro Fainé Casas	Vice Chairman	Proprietary
Mr. José María Abril Pérez	Vice Chairman	Proprietary
Mr. José Javier Echenique Landiríbar	Vice Chairman	Independent
Mr. Ángel Vilá Boix	Member	Executive
Mr. Peter Erskine	Member	Other External
Mr. Peter Löscher	Member	Independent
Mr. Francisco Javier de Paz Mancho	Member	Other External

b) Operation.

The Executive Commission shall meet whenever it is called by its Chairman, normally holding meetings every 15 (fifteen) days. During the year 2022 it held 15 meetings, lasting on average 2 hours and 30 minutes each. Also noteworthy is the high level of participation of all of its members.

The Chairman and the Secretary of the Board of Directors shall serve as the Chairman and the Secretary of the Executive Commission. One or more Vice Chairmen and a Deputy Secretary may also be appointed.

The Executive Commission can validly hold a meeting when a majority of its members are present at the meeting, either in person or by proxy.

Resolutions shall be adopted by an absolute majority of the Directors present at the meeting either in person or by proxy. In the event of a tie in the voting, the Chairman shall cast the deciding vote.

c) Relationship with the Board of Directors.
The Executive Commission shall promptly inform the Board of Directors of the matters that are discussed and the decisions that are made at its meetings. Copies of the minutes of such meetings shall be made available to the members of the Board (article 21.C of the Regulations of the Board).

Most important activities during the fiscal year

During fiscal year 2022 the Executive Commission of the Board of Directors of Telefónica, S.A. analyzed and reviewed, deliberated on and adopted resolutions (which have been ratified by the Company's Board of Directors) relating to certain issues associated with the following matters, among others:

- The business developed by the Telefónica Group: i) products and services (Digital Services, Innovation, Education, Home Security, B2B and B2C Business, etc.), ii) the evolution of the business in the various different countries in which the Telefónica Group operates, and iii) market trends.
- The regulatory situation of the telecommunications industry (including, among others, regulatory changes and spectrum auctions).
- Corporate and finance-related transactions of the Telefónica Group.
- Monitoring of the status of the action and the circumstances influencing its progress.
- Other organizational issues related to People, Sustainability, Security, etc.

Audit and Control Committee

The Audit and Control Committee of Telefónica, S.A. is governed by the provisions of article 39 of the Bylaws and by the provisions of article 22 of the Regulations of the Board of Directors. Accordingly, and in order to comply with the recommendations set forth in Technical Guide 3/2017 of the National Securities Market Commission regarding Audit Committees of Public Interest Entities, the Board of Directors, at its meeting held on December 13, 2017, approved the Regulations of the Audit and Control Committee of Telefónica, S.A., which was amended by resolution of the Board of Directors at its meeting of December 16, 2020, following a favourable report from the Audit and Control Committee, to adapt it to the recommendations of the Good Governance Code as amended in June 2020 (as well as article 22 of the Regulations of the Board of Directors).

Likewise, the Regulations of Audit and Control Committee were amended by the motion passed by the Board of Directors at its meeting of June 29 and 30, 2021, following a favourable report from the Audit and Control Committee to adapt these to the new features introduced by Law 5/2021 (as well as Article 22 of the Board of Directors' Regulations).

Article 39 of the Company's By-Laws, article 22 of the Regulations of the Board of Directors and the Regulations of the Audit and Control Committee govern such Committee under the following sections. The current version of the Regulations of the Audit and Control Committee is available for consultation on the Company's corporate website, in the Corporate Governance section under Information for Shareholders and Investors: https://www.telefonica.com/en/shareholders-investors/

a) Composition.

The Audit and Control Committee shall consist of the number of Directors that the Board of Directors determines at any given time. In no case shall the said number be fewer than three persons appointed by the Board of Directors. All of its members must be External or Non-Executive Directors, and at least a majority of them must be Independent Directors. In appointing the members of the committee, and, in particular, its Chairman, the Board of Directors shall take into account their knowledge and experience in matters of accounting, auditing and management of both financial and non-financial risks. Collectively, the members of the Committee shall possess the technical knowledge that is pertinent to the area of business to which the Company belongs.

The Chairman of the Audit and Control Committee, whose position in any case shall be held by an Independent Director, shall be appointed from among the members of such Committee. The Chairman must be replaced every four years and may be re-elected after a period of one year has elapsed since his departure.

As of December 31, 2022, and as of the date of this Report, the Audit and Control Committee was and is composed of the following persons:

Name	Post	Category
Mr. Peter Löscher	Chairman	Independent
Mr. José Javier Echenique Landiríbar	Member	Independent
Ms. Carmen García de Andrés	Member	Independent
Ms. María Rotondo Urcola	Member	Independent

Furthermore, all the members of the Audit and Control Committee, who are Independent Directors, have a financial background, and were appointed taking into account their knowledge and experience in accounting, auditing or management of both financial and non-financial risks.

b) Responsibilities.
Without prejudice to any other tasks that may be assigned to it by the Board of Directors, the primary function of the Audit and Control Committee shall be to support the Board of Directors in its supervisory functions. In particular, the Committee shall have at least the following responsibilities:

1) To provide information to the shareholders at the General Shareholders' Meeting about the issues that arise within its purview and, in particular, about the outcome of the audit, explaining how the audit contributed to the integrity of the financial information, and the role that the Committee played in the process.

2) To present to the Board of Directors the proposals for the selection, appointment, re-election and replacement of the external auditor, taking responsibility for the selection process, as provided by law, along with the terms and conditions under which the external auditor is to be retained, as well as collecting regularly from the auditor information about the audit plan and its implementation, in addition to preserving its independence in the fulfillment of its duties.

3) To supervise internal audit, which shall endeavor to ensure the proper operation of internal reporting and control systems, and which will functionally report to the Chairman of the Audit and Control Committee, and in particular shall be required:

a) Ensuring the independence and effectiveness of the internal audit function;

b) Proposing the selection, appointment and removal of the head of the internal audit department;

c) Proposing the budget for that department;

d) To approve the annual focus and work plan, ensuring that its activity is principally focused on material risks (including reputational risks);

e) To review the annual activities report;

f) To receive regular information about its activities, the implementation of the annual work plan, including any incidents or limitations in scope that arise during such implementation, the outcome and the follow-up on its recommendations; and

g) To verify that the senior executive officers take into account the conclusions and recommendations of its reports.

4) To supervise and assess the process of preparing and submitting and the integrity of the mandatory financial and non-financial information relating to the Company and the Group and to submit recommendations or proposals to the Board of Directors intended to safeguard the integrity thereof. With respect thereto, it shall review compliance with legal requirements, the proper determination of the scope of consolidation and the correct application of accounting standards, informing the Board of Directors thereof.

5) To endeavor ensure that the annual accounts submitted by the Board of Directors to the shareholders at the General Shareholders' Meeting are prepared in accordance with the legal provisions on accounting. However, in cases where the statutory auditor has included a qualification in its audit report, the Chairman of the Committee shall clearly explain the content and scope thereof at the General Meeting. In addition, a summary of such explanation shall be made available to the shareholders at the time of publication of the call to the General Meeting.

6)To supervise the effectiveness of the Company's internal control system, particularly endeavoring to ensure the effective implementation in practice of the policies and systems on internal control, as well as on internal audit, and the systems for the control and management of financial and non-financial risks relating to the Company and the Group (including operational, technological, legal, social, environmental, political and reputational risks and corruption-related risks), and to discuss with the Statutory Auditor any significant weaknesses in the internal control system detected during the audit, all without infringing the independence thereof. In such cases, and if applicable, it may submit recommendations or proposals to the Board of Directors and the corresponding period for follow-up thereon.

In that regard, it shall be responsible for proposing to the Board of Directors a risk control and management policy, which shall identify at least the following:

a) The types of financial (including contingent liabilities and other off-balance sheet risks) and non-financial (operational, technological, legal, social, environmental, political and reputational, including corruption-related risks) risks to which the Company is exposed;

b) A multi-level risk control and management model;

c) the setting of the risk level that the Company deems acceptable; the measures contemplated to mitigate the impact of the identified risks, should they materialize; and

d) the internal control and information systems to be used to control and manage the above-mentioned risks.

7) To supervise the risk control and management unit, which shall perform the following duties:

a) ensure the proper operation of the risk control and management systems, and particularly to ensure that all material risks affecting the Company are identified, managed and quantified;

b) actively participate in preparing the risk strategy and in important decisions regarding the management thereof; and

c) endeavor to ensure that the risk control and management systems properly mitigate risks within the framework of the policy determined by the Board of Directors.

8) To establish and supervise a mechanism that enables employees and other people connected with the Company, such as Directors, shareholders, suppliers, contractors and subcontractors, to confidentially and anonymously, with due regard for the rights of complainant and the subject of any complainant, report any significant improprieties, including financial, accounting or any other kind of improprieties regarding the Company, that they become aware of within the Company or its Group.

9) To establish and maintain appropriate relations with the Statutory Auditor in order to receive, for review by the Committee, information on all matters that could entail a threat to the independence thereof, as well as any other matters relating to the audit procedure, and when applicable, authorization of services other than those that are prohibited, upon the terms contemplated by applicable law, and such other communications as may be provided for in auditing legislation and auditing rules. In any event, the Audit and Control Committee must receive, on an annual basis, a declaration from the Statutory Auditor of its independence from the Company or entities directly or indirectly related thereto, as well as detailed and itemized information regarding additional services of any kind provided to and the corresponding fees received from, such entities by the Auditor or by the persons or entities related thereto pursuant to the provisions of applicable law.

10) To issue on an annual basis, prior to the issuance of the audit report, a report stating an opinion on whether the independence of the Statutory Auditor has been compromised. This report must in all cases include a reasoned assessment of the provisions of each and every one of the additional services referred to in point 9) above, both individually and as a whole, other than the legal audit and regarding the rules on independence or regulations on the activity of auditing.

11) To preserve the independence of the statutory auditor in the performance of its duties, and in this regard: (i) in the event of the resignation of the statutory auditor, examine the circumstances giving rise to such resignation; (ii) endeavor to ensure that the compensation received by the statutory auditor for its work does not compromise the quality or independence thereof; (iii) ensure that the Company communicates through the CNMV any change in auditor and attaches a statement regarding any disagreements with the outgoing auditor and, if any, the substance thereof; (iv) ensure that the statutory auditor meets annually with the full Board of Directors to inform the Board of Directors of the work performed and on the accounting status and the risks of the Company; and (v) ensure that the Company and the statutory auditor applicable legal provisions regarding the provision of non-audit services, limits on the concentration of the auditor's business, and generally all other provisions regarding the independence of the auditors.

12) To analyze and report on the financial terms, accounting impact and, if applicable, the exchange ratio proposed for structural modifications and corporate transactions that the Company expects to carry out, prior to submission to the Board of Directors.

13) To report in advance to the Board of Directors on all matters provided by law and the By-Laws, and particularly regarding:

1. Financial information and the management report, which shall include the required non-financial information that the Company must periodically make public; and
2. The creation or acquisition of interests in special-purpose entities or entities domiciled in countries or territories considered to be tax havens.

14) To report on related-party transactions that must be approved by the shareholders acting at a General Shareholders' Meeting or by the Board of Directors and to supervise the internal process established by the Company for those transactions for which approval has been delegated by the Board of Directors.

15) To supervise the application of the general policy on the disclosure of economic/financial, non-financial and corporate information and communication with shareholders and investors, proxy advisers and other stakeholders, and to monitor the manner in which the Company communicates and engages with small and medium-sized shareholders, all with respect to those aspects within the purview of the Committee.

16) As regards those companies of the Group that are deemed to be Public-Interest Entities (Entidades de Interés Público) (as defined by applicable law), and with respect to which it is so approved by the Board of Directors, to perform all those duties of the Audit Committee at any time contemplated by applicable law, provided that (a) such companies are directly or indirectly wholly-owned by the Company pursuant to the provisions of applicable law , or (b) the assumption of such duties has been unanimously approved by the shareholders of the subsidiary.

The provisions of paragraphs 2), 9) and 10) shall be understood as being without prejudice to the regulatory framework governing the auditing of accounts.

Mechanisms established to preserve the independence of external auditors

With regard to the independence of the Company's external auditor, and in accordance with the provisions of Telefónica´s Regulations of the Board of Directors (Article 41), the Board of Directors has established, through the Audit and Control Committee, a stable and professional relationship with the Accounts Auditor, with strict respect for the independence thereof.

Furthermore, the Audit and Control Committee, as part of its fundamental powers (Article 22 of the Regulations of the Board of Directors and Article 4 of the Regulations of the Audit and Control Committee), has established and maintains the appropriate relationships with the auditors to receive information on those matters that may threaten their independence, to be considered by the Committee, and any others related to the process of carrying out the audit, and, where appropriate, the authorisation of services other than those prohibited, in accordance with the terms set forth in the applicable law, as well as other communications set forth in audit legislation and audit regulations.

In any case, the Audit and Control Committee annually receives the accounts auditor's declaration of independence with regard to the Company or entities directly or indirectly related to it, as well as detailed and personalised information on the additional services of any kind provided and the corresponding fees received from these entities by the reported auditor, or the persons or entities related to him/her in accordance with the provisions of current regulations.

Furthermore, the Committee issues, prior to issuing the audit report of the accounts, an annual report that expresses an opinion on whether the independence of the accounts auditor has been compromised. This report states, in any case, the evaluation, with supporting evidence/ rationale, of the provision of each and every one of the additional services referred to in the previous section, taken into account individually and together, different to the statutory audit and in relation to the independence regime or the regulations governing account auditing.

In any event, the Audit and Control Committee must preserve the independence of the statutory auditor in the performance of its duties, and in this regard: (i) in the event of the resignation of the statutory auditor, examine the circumstances giving rise to such resignation; (ii) endeavor to ensure that the compensation received by the statutory auditor for its work does not compromise the quality or independence thereof; (iii) ensure that the Company communicates through the CNMV any change in auditor and attaches a statement regarding any disagreements with the outgoing auditor and, if any, the substance thereof; (iv) ensure that the statutory auditor meets annually with the full Board of Directors to inform the Board of Directors of the work performed and on the accounting status and the risks of the Company; and (v) ensure that the Company and the statutory auditor applicable legal provisions regarding the provision of non-audit services, limits on the concentration of the auditor's business, and generally all other provisions regarding the independence of the auditors.

In addition, and in accordance with the Regulations of the Board of Directors (Article 22), the Company's Audit and Control Committee puts forward proposals to the Board of Directors for the selection, appointment, re-election and replacement of the external auditor, taking responsibility for the selection process in accordance with the law, as well as the terms and conditions of his/her contract, regularly obtaining information from the auditor on the audit plan and the execution thereof, as well as preserving his/her independence in the exercise of his/her duties.

Furthermore, the external auditor has direct access to the Audit and Control Committee, participating regularly in its meetings, without the presence of members of the Company's management team when this is deemed necessary. In this regard, and in accordance with the requirements of US regulations on this matter, the External Auditor reports to the Audit and Control Committee, at least on an annual basis, on the most significant accounting policies and practices followed in drawing up the Company's financial and accounting information, on any alternative accounting treatment within generally accepted accounting principles and practices that affects any relevant element within the financial statements that may have been discussed with the management team, and, finally, on any relevant communication between the auditor and the Company's management team. In addition, and in accordance with Article 41 of the Regulations of the Board of Directors, the auditor shall hold an annual meeting with the full Board of Directors to provide an update on the work carried out and the evolution of the Company´s accounting and risk situation.

In accordance with the Company's internal regulations, and also in line with the legal requirements imposed by Spanish, European and US regulations, contracting any service with the Company's External Auditor must always be approved beforehand by the Audit and Control Committee. Furthermore, this contracting of services, other than those of the audit itself, is carried out in strict compliance with the Audit Act, European regulations and the Sarbanes-Oxley Act enacted in the United States and its implementing regulations. In this respect, and before hiring the auditor, the Audit and Control Committee analyses the content of the work to be carried out, assessing the situations that may entail a risk to the independence of the Company's External Auditor, and specifically supervises the percentage represented by the fees paid by the latter of the audit firm´s total revenue. In this regard, the Company states in its Annual Report, in accordance with the legal requirements in force, how much the Company's External Auditor is paid, including those fees related to services of a different nature from auditing.

Consequently, the Company has implemented, in practice, the legal provisions on this matter as indicated in the preceding paragraphs.

c) Operation.

The Audit and Control Committee must have access to information in a suitable, timely and sufficient manner, for which purpose:

- The Chairman of the Committee and, if deemed appropriate or requested, the rest of its members, shall maintain regular contact with the key personnel involved in the governance and management of the Company.
- The Chairman of the Committee, through the Secretary of the Committee, shall channel and provide the necessary information and documentation to the other members of the Committee, allowing sufficient time for them to analyze such information prior to their meetings.

This information shall be available through the corresponding information technology application, enabled by the Company for the handling of the documentation associated with this Committee.

The Audit and Control Committee shall meet at least once every quarter, and whenever a meeting is deemed appropriate, in response to a call from its Chairman. In any event, the Committee shall meet, at a minimum, on each date on which annual or interim financial information is published. In such cases, the Internal Auditor shall be present. If any type of review report is issued, the Auditor shall also be present.

In this regard, and with reference to the meetings held with the Statutory Auditor and with the Internal Auditor, the provisions of article 7 of the Regulations of the Company's Audit and Control Committee are complied with, which provisions establish that, for the proper exercise of its supervisory function, the Committee must be familiar with, and understand, the decisions made by Senior Management regarding the application of the most significant criteria and the results of the reviews conducted by the Internal Audit Office, while maintaining fluid communications with the Statutory Auditor. In point of fact, the External Auditor has participated in meetings of the Audit and Control Committee in order to explain the work that was done, and also to clarify, at the request of Committee, those issues that may have been raised in connection with the duties assigned to such External Auditor. The members of the Committee also held separate meetings with each of these contact persons when such meetings were deemed necessary, in order to conduct a rigorous follow-up of the preparation of the Company's financial information.

During 2022 it held 12 meetings, lasting on average two hours each. Also noteworthy is the high level of participation of all of its members.

Likewise, in the fulfillment of its duties, the Committee may request the presence of the following persons at its meetings: the Statutory Auditor, the head of the Internal Audit Office, any Director, employee or Officer of the Company and the experts that it deems appropriate.

Attendance at the formal meetings of the Committee shall be preceded by the allocation, on the part of its Members, of sufficient time to analyze and evaluate the information received by them.

The Committee also has a Secretary, as well as the necessary support staff for planning meetings and agendas; for drafting documents and meeting minutes; and for compiling and distributing information, among other tasks.

For the purposes of appropriate scheduling that makes it possible to ensure the efficient accomplishment of the objectives pursued, the Committee establishes an Annual Work Plan.

The meetings are scheduled by the Chairman of the Committee, who communicates them to the Secretary of the Committee, so that its members will receive the documentation sufficiently in advance. All of these actions are performed bearing in mind that the duties of the Members of the Committee are fundamentally supervisory and advisory, with no involvement in execution or management, which are the responsibility of Senior Management.

Most important activities during the fiscal year and fulfillment of duties.

The primary activities and actions performed by the Audit and Control Committee of the Board of Directors of Telefónica, S.A. during fiscal year 2022 have been associated with the powers and functions of such Committee. Accordingly, the Audit and Control Committee has performed, among others, the following tasks:

- In the financial and non-financial area: i) a review of the Company's financial information (Annual Accounts and Management Reports, which include non-financial information for 2021, periodic quarterly and semi-annual financial information about the Telefónica Group and the Group's Public Interest Entities for which this Committee has taken on the duties of its Audit Committee, and Alternative Performance Measures, included in the Company Financial Information); ii) review of financial accounting aspects of corporate operations; iii) a review of the informative brochures presented by the Company to the various supervisory bodies (including, among others, the 20-F Annual Report and numerous informative brochures about share-financing and debt-financing transactions); and iv) a review of specific presentations on financial and fiscals aspects of, and changes in, accounting regulations. The Committee also reviewed the non-financial information and the information on diversity prepared by the Company, in compliance with applicable regulations.
- Regarding the external auditor: i) a proposal regarding the fees to be received by PwC as the Statutory Auditor for fiscal year 2022, and ii) a review of the audit work and the limited reviews conducted by the external auditor

with regard to the above-mentioned financial information.

- Regarding internal controls: i) a review of the work performed by the Internal Audit Office regarding the review of cross-cutting processes, investigations and inspections; and ii) a review of the risk management system.
- Regarding compliance, the activities carried out by the Compliance area, including, among others, the review and strengthening of the Company's regulatory framework, and advice on conflicts of interest, global due-diligence procedures associated with operations, and specific presentations on specific aspects or initiatives of the Company's Compliance Program.
- Regarding of sustainability, supervision of certain aspects related to non-financial information, regulatory compliance, the risk analysis and management process, and the Company's reporting processes.
- Other items of interest: i) elaboration of the 2021 report of the Audit and Control Committee on related-party transactions; ii) elaboration of the monthly report of the head of the Telefónica, S.A. Treasury Stock Management Team on treasury-stock transactions; iii) a review to ensure that the financial information published on the Company's website is continuously updated and matches the information prepared, in each instance, by the Board of Directors and published on the CNMV website; iv) periodic training to ensure that the knowledge imparted to the members of the Committee is up to date; and v) preparation of the Audit and Control Committee's Report on the Functioning of the Audit and Control Committee.

The Nominating, Compensation and Corporate Governance Committee

The Nominating, Compensation and Corporate Governance Committee of Telefónica, S.A. is governed by the provisions of article 40 of the Bylaws and of article 23 of the Regulations of the Board of Directors. Accordingly, and in order to comply with the recommendations set forth in Technical Guide 1/2019 of the National Securities Market Commission regarding Nominating and Compensation Committees, the Board of Directors, at its meeting held on June 26, 2019, approved the Regulations of the Nominating, Compensation and Corporate Governance Committee of Telefónica, S.A., which was amended by resolution of the Board of Directors at its meeting of December 16, 2020, following a favourable report from the Nominating, Compensation and Corporate Governance Committee, to adapt it to the recommendations of the Good Governance Code as amended in June 2020 (as well as Article 23 of the Regulations of the Board of Directors).

Article 40 of the Company's By-Laws, article 23 of the Regulations of the Board of Directors and the Regulations of the Nominating, Compensation and Corporate Governance Committee govern such Committee under the terms set out in the following sections. The current version of the Regulations of the Nominating, Compensation and Corporate Governance Committee is available for consultation on the Company's corporate website, in the Corporate Governance section under Information for Shareholders and Investors: https://www.telefonica.com/en/shareholders-investors/.

a) Composition.

The Nominating, Compensation and Corporate Governance Committee shall consist of the number of Directors that the Board of Directors determines at any given time. In no case shall the said number be fewer than three persons appointed by the Board of Directors. All of its members must be external or non-executive Directors, and the majority of them must be independent Directors. The Lead Independent Director must also be a member of the Committee.

The members of the Nominating, Compensation and Corporate Governance Committee shall be appointed such that as a group they have the knowledge, aptitudes and experience appropriate for the duties that they are called upon to perform.

The Chairman of the Nominating, Compensation and Corporate Governance Committee, whose position shall in any case be held by an independent Director, shall be appointed from among the members of such Committee.

As of December 31, 2022, and on the date of this Report, the Nominating, Compensation and Corporate Governance Committee was and is composed of the following persons:

Name	Post	Category
Mr. José Javier Echenique Landiríbar	Chairman	Independent
Mr. Peter Erskine	Member	Other External
Ms. María Luisa García Blanco	Member	Independent
Mr. Peter Löscher	Member	Independent
Mr. Francisco Javier de Paz Mancho	Member	Other External

b) Responsibilities.

Notwithstanding any other tasks that may be assigned to it by the Board of Directors, the Nominating, Compensation and Corporate Governance Committee shall have the following responsibilities:

1) To evaluate the skills, knowledge and experience necessary within the Board of Directors. For such purposes, it shall determine the functions and aptitudes needed in the candidates who must fill each vacancy and shall evaluate the time and dedication required for them to effectively carry out their tasks and shall ensure that the non-executive Directors have sufficient availability to properly perform their duties.

2) To establish a goal for representation by the less represented gender on the Board of Directors and prepare guidance on how to reach this objective.

3) To submit proposed appointments of independent Directors to the Board of Directors for appointment on an interim basis to fill a vacancy or for submission of such proposals to a decision by the shareholders at the General Shareholders' Meeting, as well as proposals for the re-election or removal of such Directors by the shareholders at the General Shareholders' Meeting.

4) To report on the proposed appointments of the other Directors of the Company for their appointment on an interim basis to fill a vacancy or for submission of such proposals to a decision by the shareholders at the General Shareholders' Meeting, as well as proposals for the re-election or removal thereof by the shareholders at the General Shareholders' Meeting.

5) To also report on proposals for the appointment and removal of the Secretary and any Deputy Secretary of the Board of Directors of the Company, as well as proposals for the appointment, re-election and removal of Directors from the subsidiaries thereof.

6) To report on proposals for the appointment and removal of the Senior Executive Officers of the Company and its subsidiaries.

7) To report on the proposals for appointment of the members of the Executive Commission and of the other Committees of the Board of Directors, as well as the respective Secretary and, if applicable, the respective Deputy Secretary.

8) To propose to the Board of Directors the appointment of the Lead Director from among the independent Directors.

9) Together with the Chairman of the Board of Directors, to organize and coordinate a periodic evaluation of the Board of Directors and its Committees, including the performance and contribution of each Director and the evaluation of the performance of the Chairman of the Board of Directors under the direction of the Lead Director pursuant to the Regulations of the Board of Directors.

10) To report on the periodic evaluation of the performance of the Chairman of the Board of Directors.

11) To examine or organize the succession of the Chairman of the Board of Directors and, if applicable, to make proposals to the Board of Directors so that such succession occurs in an orderly and planned manner.

12) To propose to the Board of Directors, within the framework established in the By-Laws, the compensation for the Directors and review it periodically to ensure that it is in keeping with the tasks performed by them, as provided in Article 35 of the Regulations of the Board of Directors.

13) To propose to the Board of Directors, within the framework established in the By-Laws, the extent and amount of the compensation, rights and remuneration of a financial nature, of the Chairman of the Board of Directors, the executive Directors and the Senior Executive Officers of the Company, as well as the basic terms of their contracts, for purposes of contractual implementation thereof.

14) To confirm compliance with and to periodically review the compensation policy applied to the Directors and Senior Executive Officers, including share-based compensation systems and the application thereof.

15) To prepare and propose to the Board of Directors an annual report regarding the Director compensation policy.

16) To verify the information regarding the compensation of the Directors and Senior Executive Officers set forth in the various corporate documents, including the annual report on the Director compensation policy.

17) To supervise compliance with the Company's internal corporate governance policies and rules, as well as the Company's internal codes of conduct in force from time to time, while also endeavoring to ensure that the corporate culture is aligned with its purpose and values.

18) To periodically evaluate and review the Company's corporate governance system, such that it fulfils the mission of promoting the corporate interest and takes due account of the legitimate interests of the other stakeholders.

19) To supervise the implementation of the general policy regarding the communication of economic/financial, non-financial and corporate information and communication with shareholders and investors, proxy advisers and other stakeholders, and to monitor the manner in which the Company communicates and engages with small and medium-sized shareholders, all as regards aspects within the purview of this Committee.

20) To endeavor to ensure that any conflicts of interest do not adversely affect the independence of external advice provided to the Committee.

21) To exercise such other powers and perform such other duties as are assigned the Nominating, Compensation and Corporate Governance Committee in the Regulations of the Board of Directors.

c) Operation.

The Nominating, Compensation and Corporate Governance Committee must have access to information in a suitable, timely and sufficient manner, for which purpose:

- The Chairman of the Committee and, if deemed appropriate or requested, the rest of its members, shall maintain regular contact with the key personnel involved in the governance and management of the Company.
- The Chairman of the Committee, or, if applicable, the Secretary of the Committee, shall channel and provide the necessary information and documentation to the other members of the Committee, allowing sufficient time for them to analyze such information prior to their meetings.

This information shall be available through the corresponding information technology application, enabled by the Company for the handling of the documentation associated with this Committee.

The Nominating, Compensation and Corporate Governance Committee shall meet at least once every quarter, and whenever a meeting is deemed appropriate, in response to a call from its Chairman. In addition to holding the meetings scheduled on the annual calendar, the Nominating, Compensation and Corporate Governance Committee shall meet whenever the Company's Board of Directors or the Chairman of the Board of Directors requests the issuance of a report or the preparation of a proposal within the scope of its responsibilities, and whenever, in the opinion of the Chairman of the Board, a meeting is appropriate for the proper fulfillment of its duties.

During 2022 it held 12 meetings, lasting on average two hours each. Also noteworthy is the high level of participation of all of its members.

The Committee shall also meet sufficiently in advance of the meetings of the Board of Directors.

Attendance at the formal meetings of the Committee shall be preceded by the allocation, on the part of its Members, of sufficient time to analyze and evaluate the information received by them.

The Committee shall have a Secretary (who will normally be the Secretary or the Deputy Secretary of the Board of Directors), as well as the necessary support staff for planning meetings and agendas; for drafting documents and meeting minutes; and for compiling and distributing information, among other tasks.

For the purposes of appropriate scheduling that makes it possible to ensure the efficient accomplishment of the objectives pursued, the Committee shall establish an Annual Work Plan.

The meetings shall be scheduled by the Chairman of the Committee, who shall communicate them to the Secretary of the Committee, so that its members will receive the documentation sufficiently in advance. All of these actions shall be performed bearing in mind that the duties of the Members of the Committee are fundamentally supervisory and advisory, with no involvement in execution or management, which are the responsibility of Senior Management.

The Nominating, Compensation and Corporate Governance Committee shall consult the Chairman of the Board of Directors, particularly with regard to matters involving the Executive Directors and Senior Officers.

Most important activities during the fiscal year and fulfillment of duties.

The primary activities and actions performed by the Nominating, Compensation and Corporate Governance Committee of the Board of Directors of Telefónica, S.A. during fiscal year 2022 have been associated with the powers and functions of such Committee or with legal requirements or with Telefónica's internal regulations. Accordingly, the Nominating, Compensation and Corporate Governance Committee has analyzed and reported on the following issues, among others:

a) Proposed appointments associated with the Board of Directors of Telefónica, S.A. and its Committees.

Likewise, and in relation to the proposals to be submitted to the company's Ordinary General Meeting in 2022, the Committee, at its meeting of February 22, 2022, adopted the following resolutions:

- Favourably advise the re-election, for a further period of four years, of the Director Mr. Jose Maria Abril Perez, in the category of Proprietary Director, Mr Ángel Vilá Boix , in the category of Executive Director, and of the Director Mr Francisco Javier de Paz Mancho, in the category of Other External Director.
- Propose the re-election, for a further period of four years, of Board Member Ms Maria Luisa García Blanco in the category of Independent Director.
- Propose the ratification of appointment by co-optation and the appointment, for a further period of four years, to Ms Maria Rotondo Urcola, as Board Member, in the category of Independent Director.

b) Proposals for the appointment of Directors at the Subsidiaries or Affiliates of the Telefónica Group.

c) The compensation plan for the Directors and members of Senior Management of the Telefónica Group (in terms of fixed and variable compensation and share plans).

d) Telefonica S.A. Share Plan.

e) The Corporate Governance Report and Compensation Report 2021.

f) Preparation of the Report on the functioning of the Nominating, Compensation and Corporate Governance Committee 2021.

The Regulation and Institutional Affairs Committee

The Regulation and Institutional Affairs Committee was created by the Board of Directors pursuant to the provisions of article 20.b) of its Regulations and is regulated in article 24 of the Regulations of the Board of Directors.

On the occasion of the amendment of the Regulations of the Board of Directors, made in December 2020, the name of the 'Regulation Committee' has been changed to the current 'Regulation and Institutional Affairs Committee'.

a) Composition.
The Board of Directors determines the number of members of this Committee, which shall in no case be less than three. A majority of its members must be external or non-executive Directors.

The Chairman of the Regulation and Institutional Affairs Committee is appointed from among its members.

As of December 31, 2022, and on the date of this Report, the Regulation and Institutional Affairs Committee was and is composed of the following persons:

Name	Post	Category
Mr. Francisco Javier de Paz Mancho	Chairman	Other External
Mr. Juan Ignacio Cirac Sasturain	Member	Independent
Ms. María Luisa García Blanco	Member	Independent
Ms. Carmen García de Andrés	Member	Independent

b) Functions.
Without prejudice to other functions that may be assigned to it by the Board of Directors, the Regulation and Institutional Affairs Committee shall have, at a minimum, the following functions:

1) To monitor on a permanent basis the principal regulatory matters and issues affecting the Group at any time, through the study, review and discussion thereof.

2) To act as a communication and information channel on regulatory matters between the management team and the Board of Directors and, where appropriate, to advise the Board of Directors of those matters deemed significant to the Company or to any of the companies of the Group in respect of which it is necessary or appropriate to make a decision or adopt a particular strategy.

3) To analyze, report and propose to the Board of Directors the principles that should govern the Sponsorship and Patronage Policy of the Group, to engage in the monitoring thereof, and to individually approve sponsorships in an amount or importance that exceeds the threshold set by the Board and which must be approved thereby.

Most important activities during the fiscal year and fulfillment of duties.

During 2022, it held 11 sessions, each lasting an average of two hours.

The main activities and actions carried out by the Regulation and Institutional Affairs Committee during the 2022 financial year were linked to the duties and functions corresponding to this Committee. Thus, the Regulation and Institutional Affairs Committee has analysed and discussed the following issues, among others:

- The regulatory matters that are most important to the Telefónica Group, as reflected in the Regulatory Agenda, all at the global level and at the level of the European Union, by region (Europe and Latin America) and by country. The most significant developments, in terms of the most notable issues on the above-mentioned Regulatory Agenda, are updated at each meeting, as are the specific documents or reports presented to the Committee, when the issue or its circumstances make it advisable.

- Update on regulatory authorizations for corporate operations.

- The continuous monitoring of the Sponsorship and Patronage Policy, including the sponsorship proposals presented by the Global Sponsorships Office of Telefónica, S.A.

- The most relevant institutional milestones of the Telefónica Group with regard to the Company's Institutional Relations.

The Strategy and Innovation Committee

The Strategy and Innovation Committee was created by the Board of Directors pursuant to the provisions of article 20.b) of its Regulations and, since the Board of Directors, at its meeting held on December 16, 2020, approved the amendment to the Regulations of the Board of Directors, it is regulated in article 26 of the Regulations of the Board of Directors.

a) Composition.
The Board of Directors determines the number of members of this Committee which shall in no case be less than three. A majority of its members must be external or non-executive Directors.

The Chairman of the Strategy and Innovation Committee is appointed from among its members.

As of December 31, 2022, and on the date of this Report, the Strategy and Innovation Committee was and is composed of the following persons:

Name	Post	Category
Mr. Peter Erskine	Chairman	Other External
Mr. José María Abril Pérez	Member	Proprietary
Mr. Juan Ignacio Cirac Sasturain	Member	Independent
Mr. Verónica Pascual Boé	Member	Independent
Ms. Claudia Sender Ramírez	Member	Independent

b) Functions.
Without prejudice to other functions that may be assigned to it by the Board of Directors, the Strategy and Innovation Committee shall have, at a minimum, the following functions:

1) To support the Board of Directors in the analysis and monitoring of the strategic policy of the Group at the global level.

2) To advise and provide support to the Board of Directors on all issues relating to innovation, and to analyze, study and periodically monitor the Company's innovation projects, set standards and provide support to ensure the appropriate implementation and development thereof throughout the Group.

Most important activities during the fiscal year and fulfillment of duties.

Over the course of the 9 meetings held during fiscal year 2022, the Strategy and Innovation Committee has analyzed various issues associated fundamentally with the telecommunications sector, in keeping with the strategic policy of the Telefónica Group and its business.

The Committee has also conducted a periodic follow-up of the Company's innovation projects, providing opinions and support in order to ensure their appropriate implementation and development throughout the Telefónica Group.

The Sustainability and Quality Committee

The Sustainability and Quality Committee was created by the Board of Directors pursuant to the provisions of article 20.b) of its Regulations and is governed by the provisions of article 25 of the Regulations of the Board of Directors.

a) Composition.

The Board of Directors determines the number of members of this Committee, which shall in no case be less than three. All members thereof must be external or non-executive Directors and the majority thereof must be independent Directors.

The Chairman of Sustainability and Quality will be appointed from among its members.

As of December 31, 2022, and on the date of this Report, the Sustainability and Quality Committee was and is composed of the following persons:

Name	Post	Category
Ms. María Luisa García Blanco	Chairman	Independent
Mr. Juan Ignacio Cirac Sasturain	Member	Independent
Ms. Carmen García Andrés	Member	Independent
Mr. Francisco Javier de Paz Mancho	Member	Other External
Ms. María Rotondo Urcola	Member	Independent
Ms. Claudia Sender Ramírez	Member	Independent

b) Functions.

Without prejudice to other functions that may be assigned to it by the Board of Directors, the Sustainability and Quality Committee shall have, at a minimum, the following functions:

1) To supervise and review the strategies and policies of the Company's Responsible Business Policy, including environmental and social issues, ensuring that they are aimed at responding to the expectations of the company's stakeholders and the creation of value, and to propose to the Board of Directors that they be updated and modified when necessary.

2) To promote a proactive relationship strategy with our stakeholders: customers, investors, suppliers, employees and society in general, with the purpose of defining the material issues affecting the Company from risk and opportunity perspectives.

3) To supervise the impact analyses linked to the Responsible Business strategy and our reputation, both from a business perspective and from the perspective of their impact on society, and in particular Human Rights and the Environment, as well as the legal modifications, recommendations and best business practices, which could have a significant influence for the Telefónica Group in matters of sustainability and reputation.

4) To analyze, promote and supervise Telefónica Group's sustainability objectives, action plans and practices in the environmental and social areas, including aspects such as ethical behavior, human rights, the environment and climate change, responsible management of the supply chain, digital trust and the responsible use of technology, talent and diversity, sustainable customer responsibility, ethical and sustainable products and services and inclusive connectivity, as well as other issues identified as risks or opportunities for the Company in terms of sustainability.

5) To ensure that the sustainability practices in the environmental and social areas conform to the strategy that has been determined, and evaluate their degree of compliance through quality indices, ESG, the measurement of reputation and sustainability, among others, making recommendations where necessary to improve the Telefónica Group's management in these fields.

6) To ensure that the corporate culture is aligned with its purpose and values with transparency towards its stakeholders.

7) Together with the Audit and Control Committee, to know the process of reporting non-financial information in matters of social responsibility and sustainability, which includes the aspects and matters detailed in sections 2), 3) and 4) above in accordance with international benchmarks, as well as the risks relating to those matters.

8) Any other matters related to the fields within its competence that are requested by the Board of Directors or its Chairman.

In relation to these functions, and regarding sustainability issues, Telefónica wants to be a relevant player in the communities in which it operates, internalizing in its strategy and way of operating the impacts of its activities on society and the environment. Its purpose, in this area, is to make the world more human, connecting lives, which implies that it is always aware of how it can contribute to generate a positive impact through its products and services, taking great care to minimize any negative impact that its activities may cause. It is about being an ethical and responsible company, and Telefónica's strategy and governance reflect this concern.

The Group's Responsible Business Principles and Responsible Business Plan respectively form the ethical framework and roadmap for sustainability, and both are approved by the Board of Directors, as well as the Group's most relevant policies in this area (see sustainability policies in Governance and Culture of Sustainability chapter and in the governance subsection of each of the chapters on the main sustainability topics). Furthermore, the Sustainability and Quality Committee supervises the implementation of the Responsible Business Plan at its monthly meetings.

The Group's Responsible Business Plan details objectives and projects related to the Company's sustainability management, including, among others, respect for Human Rights, customer responsibility, privacy commitments, freedom of expression and information, security, ethical management of artificial intelligence, responsible management of technology, sustainable management of the supply chain, climate change and environmental strategy, promotion of diversity, safety and well-being of our employees, as well as a business strategy focused on generating products and services that contribute to addressing society's major social and environmental challenges (sustainable innovation).

Some of the most relevant objectives of the Responsible Business Plan are considered in determining the variable compensation of the Company's employees.

Therefore, through the Company's governing bodies, specifically, the Responsible Business Plan is submitted for approval to the Board of Directors, supervision to the Sustainability and Quality Committee and monitoring to the Responsible Business Office. In addition, it is executed by the Corporate Business and Support Areas and the Executive Committees of the Operators, which assume the implementation of the objectives included in it.

The full details of the sustainability governance structure can be found in chapter 2.16. Governance and culture of sustainability.

Most important activities during the fiscal year and fulfillment of duties.

Over the course of the 10 meetings held during fiscal year 2022, the Sustainability and Quality Committee has analyzed the quality indices for the principal services provided by the companies within the Telefónica Group, evaluated the main Customer Experience indicators given to customers by those companies, and has analyzed the Corporate Social Reputation of the Telefónica Group, including the most relevant issues in terms of Sustainability (ethical behavior, sustainable innovation, digital trust, the supply chain, talent and diversity management, customers, the environment and climate change), including Responsible Business Plans in the Sustainability area (ESG) and the Integrated Annual Report.

Evaluation of the Board and of its Committees

Once a year, all of the Company's Directors evaluate the performance of the Board of Directors of Telefónica, S.A., of its Committees and of the General Shareholders' Meeting. Furthermore, every three years such evaluation is carried out with the assistance of an external consultant, whose independence is verified by the Nominating, Compensation and Corporate Governance Committee. Thus, the evaluation of the Board of Directors for the financial year 2017 was carried out with the assistance of the external consultant Villafañe & Asociados Consultores, the evaluations of the financial years 2018 and 2019 were carried out internally by the Company, without assistance of an external consultant, and for the evaluation corresponding to the financial year 2020, the Board of Directors, at the proposal of the Nominating, Compensation and Corporate Governance Committee, has had the support, as an external advisor, of the consulting firm Egon Zehnder; and the assessments for the 2021 and 2022 financial years has been carried out internally by the Company, without the support of an external advisor.

Specifically, at the end of the 2022 financial year, all Directors were given a questionnaire to carry out the evaluation process for that year.

The questionnaire contained a wide range of questions grouped under the following headings:

- The Board of Directors: Composition, Function and Powers, expressly including the adequacy of the performance and contribution of i) each Director on the Board of Directors, ii) the Chairman of the Board, iii) the Lead Independent Director, and iv) the Secretary of the Board.
- Committees of the Board of Directors: Composition, Function and Powers, expressly including the performance and input of i) the Committee Chairs, and ii) the Secretariat for these Committees.
- Rights and Duties of Directors.
- Stakeholders General Shareholders' Meeting.
- Suggestions and Comments.

The Nominating, Compensation and Corporate Governance Committee, at its meeting held on January 24, 2023, reviewed and analysed the results of this evaluation, concluding that, in general, the aspects related to the Board

of Directors, Committees and General Meeting had been highly valued and were considered optimal and competent on the whole.

However, as a result of this evaluation, and in order to continue improving the functioning of the company's corporate governance system, certain areas for optimisation were identified, in view of which, and after a detailed examination and analysis of the results achieved, the Board of Directors, at the proposal of the Appointments, Remunerations and Corporate Governance Committee, at its meeting of January 25, 2023, established an Action Plan for the implementation of the following suggestion and recommendation:

- Earlier submission of session documentation and improvement of its content where possible. Therefore, work will also continue on optimising the process of making the documentation of Board and Committee meetings available to the Directors, so that it is made available, whenever possible, at an earlier date.

4.4.2. Management Team

As regards the Company's Executive Committee, its composition as of December 31, 2022 is shown below:


EXECUTIVE TEAM OF TELEFÓNICA
Telefónica
EDUARDO NAVARRO
Chief Corporate Affairs & Sustainability Officer
JOSÉ MARÍA ÁLVAREZ-PALLETE
Chairman & CEO
PABLO DE CARVAJAL
General Counsel & Regulatory Affairs
MARÍA GARCÍA LEGAZ
Chief of Staff
LAURA ABASOLO
Chief Financial and Control Officer & Head of T. Hispam
MARTA MACHICOT
Chief People Officer
ÁNGEL VILÁ
Chief Operation Officer (COO)
MARK EVANS
Chief Strategy & Development Officer
ENRIQUE BLANCO
Chief Technology & Information Officer (CTIO)
CHEMA ALONSO
Chief Digital Officer
CHRISTIAN GEBARA
CEO Telefónica Brazil
EMILIO GAYO RODRÍGUEZ
CEO Telefónica Spain
MARKUS HAAS
CEO Telefónica Germany
GUILLERMO ANSALDO
CEO Telefónica Infra
JOSÉ CERDÁN
Chief B. Solutions Officer & CEO Telefónica Tech
LUTZ SCHÜLER
CEO Virgin Media O2 (50/50 Joint Venture)
ALFONSO GÓMEZ PALACIO
CEO Telefónica Hispam

4.5. Transactions with Related Parties and Conflicts of Interest

4.5.1. Transactions with Related Parties

- **The procedure for approval of related-party and intragroup transactions**

As mentioned above, the Board of Directors, at its meeting held on June 29 and 30, 2021, and at the proposal of the Nominating, Compensation and Corporate Governance Committee, approved the partial amendment of the company's Board of Directors' Regulations which basically consists of adapting them to the novelties of Law 5/2021 of April 12, which amends the revised text of the Capital Companies Act and other financial regulations with regard to the promotion of long-term shareholder involvement in listed companies (Law 5/2021). Specifically, the Board of Directors' Regulations were adapted to the amendments introduced by Law 5/2021 to the regime of related-party transactions applicable to listed companies.

Likewise, the Board of Directors, at its aforementioned meeting held on June 29 and 30, 2021, approved, in coordination with the aforementioned amendment of the Board of Directors' Regulations, to partially amend the Regulations of the Audit and Control Committee, in order to incorporate the changes introduced in the Board of Directors' Regulations.

Following the aforementioned amendment, Article 5.4 of the Board of Directors' Regulations includes the following non-delegable powers of the Board, among others:

The approval, subject to a report from the Audit and Control Committee, of related-party transactions under the terms established in Article 39 of these Regulations, unless its approval corresponds to the General Meeting.

The Company's Board of Directors may delegate the approval of transactions between companies forming part of its group that are carried out within the scope of ordinary management and under market conditions, as well as transactions entered into under contracts whose standard conditions are applied en masse to a large number of customers, carried out at prices or rates established on a general basis, and whose amount does not exceed 0.5% of the net turnover of the company, determined in accordance with the rules of calculation laid down in the Law.

In this regard, and in accordance with the provisions of article 31.f) of the Board of Directors' Regulations:

No Director may directly or indirectly carry out professional or commercial operations or transactions with the company or with any of the companies of its group, when such operations or transactions are outside the ordinary course of business or are not carried out under market conditions, except for those operations or transactions that are authorised by the company under the terms provided for in the regime on related-party transactions established by law, in the Articles of Association, and in these Regulations.

Article 39 of the Board of Directors' Regulations establishes the following with regard to the regime on related-party transactions:

1. *The Board of Directors, subject to a favourable report from the Audit and Control Committee, shall approve transactions that the company or its subsidiaries carry out with directors, shareholders holding 10% or more of the voting rights or represented on the company's Board of Directors, or any other persons who should be considered related parties under the terms of the law, provided that, under current legislation, they are considered to be related party transactions, and unless their approval corresponds to the General Shareholders' Meeting. This power cannot be delegated, except in the cases and under the terms provided for in the law and in Article 5.4 of these Regulations.*

2. *In relation to the adoption of the motion to approve related-party transactions whose competence corresponds to the Board of Directors and has not been delegated, the Director involved or the Director representing or related to the shareholder involved must abstain from participating in the deliberation and voting in accordance with the provisions of the law.*

3. *In the event that the Board of Directors delegates the approval of related-party transactions in accordance with the provisions of the law and Article 5.4 of these Regulations, the Board of Directors itself shall establish an internal procedure of information and periodic control in relation thereto, in which the Audit and Control Committee shall intervene, in order to verify the fairness and transparency of these transactions and, where appropriate, compliance with the applicable legal criteria. The approval of such transactions shall not require a prior report from the Audit and Control Committee.*

4. *In relation to related-party transactions whose approval depends on the General Meeting, the*

proposed motion for approval adopted by the Board of Directors shall be submitted to the General Meeting with an indication as to whether it has been approved by the Board of Directors with or without the majority of the independent Directors voting against.

Likewise, Article 4, section xiv) of the current Regulations of the Audit and Control Committee establishes, among the competencies of this Committee, the following:

Report on related party transactions to be approved by the General Meeting or the Board of Directors and supervise the internal procedure established by the Company for those transactions whose approval has been delegated by the Board of Directors, as the case may be.

In relation to the above, and within the framework of the aforementioned regulation, the Board of Directors of the Company, at its meeting held on June 29 and 30, 2021, following a favourable report from the Audit and Control Committee, moved to establish a generic delegation for the approval of all related-party transactions that are so allowed, that is:

a. Intra-group transactions (companies subject to a potential conflict of interest) that are carried out in the ordinary course of business and on an arm's length basis; and

b. Transactions which are concluded under contracts whose standardised conditions are applied *en masse* to a large number of customers, made at general prices or rates, and whose amount does not exceed 0.5% of the company's net turnover.

Such delegation was made to the bodies or persons who, in accordance with the general powers of attorney in force at any given moment and the internal contracting regulations of Telefónica, S.A. and the other applicable companies in its group, and in accordance with the functions they perform within the Telefónica Group (such as financing, telecommunications services and all those derived from the ordinary business of the group), have the powers to carry out such delegation.

The approval of the related-party transactions referred to in the aforementioned delegation motion of the Board of Directors, does not require a prior report from the Audit and Control Committee, although such transactions must be reported half-yearly to the Audit and Control Committee and the Board of Directors in order to verify the fairness and transparency of such transactions and, where appropriate, compliance with the applicable legal criteria.

During fiscal year 2022 neither Telefónica, S.A. nor any company in its Group has carried out transactions with any member of the Board of Directors or with any member of senior management other than those derived from the Group's ordinary business or traffic, except as indicated in the following paragraph in respect of transactions with parties related to Directors.

Notwithstanding the above, the significant and relevant transactions carried out by companies of the Telefónica Group with related parties are included in Note 11 (Related Parties) and in Note 10 (Associates and joint ventures) of the Consolidated Annual Accounts of Telefónica, S.A. of Telefónica, S.A. corresponding to fiscal year 2022, as in Section D of the Statistical Annex of the Annual Corporate Governance Report.

4.5.2. Conflicts of Interest GRI 2-15

Company policy establishes the following principles governing possible conflicts of interest that may affect directors, senior executives or significant shareholders:

- With respect to Directors, Article 31 of the Regulations of the Board of Directors establishes that Directors shall inform the Board of Directors of any situation of direct or indirect conflict they may have with the interest of the company. In the event of conflict, the Director affected shall refrain from participating in the transaction to which the conflict refers.

  Moreover, and in accordance with the provisions set out in the Regulations of the Board, Directors shall refrain from participating in votes that affect matters in which they or persons related to them have a direct or indirect interest.

  It is also established that Directors may not directly or indirectly carry out professional or commercial operations or transactions with the company or with any of the companies of its group, when such operations or transactions are outside the ordinary course of business or are not carried out under market conditions, except for those operations or transactions that are authorised by the company under the terms provided for in the regime on related-party transactions established by law, in the Articles of Association and in the Regulations of the Board of Directors (regime described in section 4.5.1. above).

  Directors must also report with respect to themselves as well as the persons related thereto (a) the direct or indirect interests held by them and (b) the offices held or duties performed at any company that is in a situation of actual competition with the Company.

  For purposes of the provisions of this paragraph, the following shall not be deemed to be in a situation of actual competition with the Company, even if they have the same or a similar or complementary corporate purpose: (i) companies controlled thereby (within the meaning of Article 42 of the Commercial Code); and (ii) companies with which Telefónica, S.A. has established a strategic alliance. Likewise, for purposes of the provisions hereof, proprietary directors of competitor companies appointed at the request of the Company or in consideration of the Company's interest in the capital thereof shall not be deemed to be in a situation of prohibition of competition.

Transactions arising from the duty of loyalty and its exemption regime shall also be subject to prevailing laws.

- With regard to significant shareholders, Article 39 of the Board Regulations establishes that the Board of Directors, following a favourable report from the Audit and Control Committee, shall approve transactions that the company or its subsidiaries carry out with shareholders holding 10% or more of the voting rights or represented on the Company's Board of Directors, provided that, under current legislation, they are considered to be related-party transactions, and unless their approval corresponds to the General Shareholders' Meeting. This power cannot be delegated, except in the cases and under the terms provided by law and in Article 5.4 of the Company's Board of Directors' Regulations, as described in section 4.5.1 above.

- With respect to Senior Executives, the Internal Code of Conduct for Securities Markets Issues, updated on May 6, 2020, sets out the general principles of conduct for the persons subject to the said regulations who are involved in a conflict of interest. The aforementioned Code includes all the Company's management personnel within the concept of affected persons.

In accordance with that established in this Regulation, the People with Management Responsibilities, their Administrative Personnel and the managers or employees of Telefónica Group who have Privileged Information, or participate or have access to or knowledge of a Confidential Operation (as defined in the previous terms of the internal conduct regulations regarding Stock Markets) have the obligation to (a) remain loyal to the Group and its shareholders at all times, regardless of his/her own or other's interests; (b) refrain from intervening in or influencing decision making that could affect persons or companies with which there is conflict; and (c) refrain from accessing information classified as confidential that affects said conflict. Additionally, these people (except for the members of the Company Board of Directors who will be governed in terms of communicating conflicts under the standards established in the regulation of the Board of Directors) have the obligation to make the Company aware of these situations, by means of the computer system established by Telefónica for this purpose, as soon as possible, that would potentially entail the manifestation of conflicts of interest because of its activities outside the Telefónica Group, its family relationships, its personal assets or any other reason with: (a) financial intermediaries operating with the Group Telefónica; (b) professional or institutional investors who have a significant relationship with the Group Telefónica; (c) suppliers of significant equipment or material; or (d) professional service providers or External Advisors.

Telefónica, S.A. is the only company of the Telefónica Group that is listed in Spain, so it is not necessary to have defined the specific mechanisms that would be applied to resolve possible conflicts of interest with subsidiaries listed in Spain.

Based on the information provided above, it is also noted that Telefónica, S.A. is not controlled by another entity within the meaning of Article 42 of the Commercial Code.

4.6. Risk Control and Management Systems

See chapter 3 ("Risks") of the 2022 Consolidated Management Report of Telefónica, S.A.

4.7. Internal Risk Control and Management Systems in relation to the Financial Information System (ICFR)

4.7.1. Control Environment

Responsible bodies and/or functions of: (i) the existence and maintenance of a suitable and effective ICFR; (ii) its deployment; and (iii) its supervision.

The Board of Directors is, in accordance with Laws and the Bylaws, the highest administrative and representative body of the Company, and basically consists of a supervisory and control body, while the executive bodies and management team are responsible for the day-to-day management of the Company's businesses.

Telefónica's Board of Directors is ultimately responsible for the supervision of the Company's internal information and control systems, including the Internal Control System for Financial Information (ICFR) or Financial Reporting, indiscriminately.

The Bylaws and the Regulation of the Board of Directors of the Company state that the primary duty of the Audit and Control Committee of Telefónica, S.A. is supporting the Board of Directors in its supervisory functions. Its competencies include, among others, the following ones:

i. Submitting to the Board of Directors proposals for the selection, appointment, re-election and replacement of the external auditor, being responsible for the selection process in accordance with the provisions of the Law, as well as the conditions of their engagement, and regularly collecting information from the auditor regarding the audit plan and its execution, in addition to preserving its independence in the exercise of its functions.

ii. To supervise the internal audit, ensuring the proper functioning of the information and internal control systems which will functionally report to the Chairman of the Audit and Control Committee, and in particular:

   a. Ensure the independence and effectiveness of the internal audit function;

   b. Propose the selection, appointment and removal of the head of the Internal Audit service;

   c. Propose the budget for that service;

   d. Approve the guidelines and the annual work plan, ensuring that its activity is mainly focused on relevant risks (including reputational risks);

   e. Review the annual activity report;

   f. Receive periodic information on its activities, the execution of the annual work plan, including possible incidents and limitations as and when they occur in its development as well as on the results and monitoring of its recommendations; and

   g. Verify that senior management takes into account the conclusions and recommendations of its reports.

iii. Supervise and evaluate the process of preparation, presentation and completeness of the mandatory financial information regarding the Company and the Group, and submit recommendations and proposals to the Board of Directors aimed at safeguarding integrity. In relation to this, it is responsible for supervising:

   a. The correct design and operation of the controls on the breakdown and the procedures of the process for preparing the financial information, revealing any material information regarding that reporting process of the Group.

   b. The environment of internal control over the

financial reporting, with the objective of providing, faced with third parties, reasonable assurance regarding the reliability in the process for reporting and preparing the financial information according to accounting standards.

c. Any significant change that affects the internal control system of the financial reporting process in a material way, and which has occurred during the annual assessment period.

d. Compliance with regulatory requirements, adequate delimitation of the consolidation perimeter, and the correct application of the accounting criteria, giving account to the Board of Directors.

iv. Supervise and evaluate the process of preparation, presentation and integrity of the mandatory financial and non-financial information of the Company and the Group and to present recommendations and proposals to the Board of Directors with the intention of safeguarding its integrity. In this regard, it will review compliance with the regulatory standards, the appropriate delimitation of the scope of consolidation, reporting to the Board of Directors.

v. Ensure that the annual accounts presented by the Board of Directors to the General Shareholders' Meeting are prepared in accordance with accounting standards. Notwithstanding the foregoing, in cases in which the Auditor has included any exceptions in its audit report, the Chairman of the Audit and Control Committee shall clearly explain the Committee's opinion on its content and scope at the General Meeting. Similarly, a summary of this opinion will also be made available to shareholders at the time of the publication of the call of the General Meeting.

vi. Supervise the effectiveness of the Company's internal control, in particular, ensuring that the policies and systems established in the field of internal control are effectively implemented in practice, as well as the internal audit and the financial and non-financial risk management and control systems relating to the Company and the Group (including operational, technological, legal, social, environmental, political, reputational or corruption-related risks); as well as discuss with the Account Auditor the significant design, material and operating weaknesses of the controls over financial information reporting detected in the development of the audit, and do all of this without breaking their independence. For those purposes, where applicable, it may submit recommendations or proposals to the Board of Directors and the corresponding deadline for their follow-up. With regard to this, the Board of Directors is responsible for proposing the Policy on Risk Control and Management, which will identify or determine, at least:

a. The various types of financial (including contingent liabilities and any other off-balance sheet risks) and non-financial risks (including operational, technological, legal, social, environmental, political and reputational risks, including those related to corruption) faced by the Company.

b. A risk control and management model based on various levels, which will include a specialized risk committee where sectoral rules so provide for it or where the Company deems it appropriate.

c. Setting of the risk level which the Company considers acceptable.

d. he planned measures for mitigating the impact of the identified risks should they materialize; and

e. The internal control and reporting systems to be employed to control and manage those risks, including contingent liabilities and any other off-balance sheet risks.

vii. Supervise the risk management and control the department, which will perform the following duties:

a. Ensure the proper functioning of risk control and management systems and, in particular, that all significant risks affecting the Company are appropriately identified, managed and quantified.

b. Actively participate in the development of the risk strategy and in major risk-management decisions; and

c. To ensure that the risk control and management systems adequately mitigate the risks within the framework of the policy defined by the Board of Directors.

viii. Establish and supervise a mechanism that allows employees and other people related to the Company, such as directors, shareholders, suppliers, contractors or subcontractors to communicate, confidentially and anonymously, any potentially important irregularities, including financial and accounting ones, or of any other nature, related to the Company, that they may notice within the Company or its Group, whilst respecting the rights of the whistleblower as well as of the person being reported.

ix. Establish and maintain the opportune relations with the Account Auditor to receive information on those issues that may be a threat to the independence of the Auditor, for examination by the Committee, and any other related to the process of developing the audit of accounts, and, when applicable, the authorization of services other than those prohibited, in the terms stated in the applicable legislation, as well as other communications expected in the legislation on audit of accounts, and in the auditing standards. In any case, the Audit and Control Committee shall receive annually from the Account Auditor the declaration of its independence in relation to the Company or entities linked to it directly or indirectly, as well as the detailed and individualized information of the additional services of any type provided and the corresponding fees received from these entities by the aforementioned Auditor, or by the persons or entities

linked to them in accordance with the provisions of current regulations.

x. On an annual basis, prior to the issuance of the account audit report, issue a report expressing an opinion on whether the Account Auditor's independence is compromised. This report must conclude, in any case, on the reasoned assessment of the rendering of each and every one of the additional services referred to in point vi above, individually considered and as a whole, other than the legal audit and in relation to the independence regime or with the regulations governing the activity of the account audit.

xi. To preserve the independence of the Accounts Auditor in the performance of their duties and, in this regard: (a) in the event of the Accounts Auditor resigning, to examine the circumstances that may have led do it; (b) to ensure that the remuneration of the Auditor for their work does not compromise their quality or independence; (c) to supervise that the Company notifies the change of auditor through the National Securities Market Commission and accompanies it with a statement on any possible existence of disagreements with the outgoing auditor and, if so, to disclose the details; (d) to ensure that the Auditor holds an annual meeting with the Board of Directors in order to report it on the work performed and on the evolution of the Company's accounting and risk situation; and (e) ensure that the Company and the Auditor comply with current regulations on the provision of non-audit services, the limits on the concentration of the auditor's business and, in general, other regulations on auditor independence.

xii. Analyze and report the economic conditions, the accounting impact and, if applicable, the exchange ratio proposed for the operations of structural and corporate modifications that the Company plans to carry out, before being submitted to the Board of Directors.

xiii. Inform, in advance, the Board of Directors, on all matters stated in the Law and the Bylaws, and, in particular, on:

a. The financial information that the Company must periodically publish;

b. The creation or acquisition of participations in special purpose entities or domiciled in countries or territories that are considered tax havens.

xiv. Report the related operations to be approved by the General Shareholders' Meeting or the Board of Directors and supervise the internal procedure established by the Company for those whose approval has been delegated by the Board of Directors.

xv. Supervise the application of the general policy relating to the communication of economic-financial, non-financial and corporate information, as well as communication with shareholders and investors, voting members and other stakeholders, monitoring the way in which the Company communicates and relates to small and medium-sized shareholders, in all aspects which fall within the responsibilities of this Committee.

xvi. Exercise, with regard to companies of its Group which are considered Public Interest Entities (as they are defined in the current legislation) as approved by the Board of Directors, provided that they are fully owned, directly or indirectly, by the Company, in accordance with the provisions of current legislation, and which are not attributed to a Board of Directors, all the functions of the Audit Committee contemplated at any time by current legislation.

As mentioned above, it is established that the Accounts Auditor will hold an annual meeting with the full Board of Directors to inform them about the work conducted and the evolution of the accounting and risk situation of the Company, generally coinciding with the date on which the Board of Directors prepares the Annual Financial Statements.

The provisions above are understood without prejudice to the regulations governing the audit of accounts.

According to the Regulation of the Board of Directors, the periodicity of the sessions of the Audit and Control Committee must be, at least, quarterly. 12 sessions have been held this year.

In order to perform its supervisory duties, the Audit and Control Committee has the support of the entire Company Management, including Internal Audit, which sets up as an independent area in the management of the Company, reporting directly and supporting the Audit and Control Committee in its competencies on assurance, risk management, and the internal control system. For this purpose, Internal Audit applies a systematic and disciplined approach by the following main lines of action:

- Coordination and review of the consistency of the Internal Regulation Framework of the Telefónica Group;
- Coordination and supervision of the Risk Management System;
- Ongoing audit activities;
- Supervision of controls on fund outflows;
- Specific reviews or audits on the Company processes. Among these activities, the following, at least, are included:

  a. Assessment on the internal control over financial reporting, required by the Sarbanes-Oxley Act of 2002, to companies listed in the United States of America which also serves to cover the assessment

on the System for the Internal Control over financial reporting (ICFR) for companies listed in Spain.

b. Audits on the efficiency and effectiveness of the design and execution of the controls in processes, including the preparation and reporting of non-financial information; and

c. Other audits and compliance reviews across the Telefónica Group;

- Assessment of the internal control environment through specific audits on the applications and infrastructures used in product and service deployment for both internal and external clients. With the focus on the governance model in the deployment of new technologies: 5G, Public Cloud (IaaS), Private Cloud (SaaS) and the virtualization mainly due to the impact on cybersecurity and data protection risks, as well as on the Group's transformation projects, such as SAP4Hana or RAITT, which can affect network and system security, cybersecurity and data protection. In an environment in which Big Data and information management is vital, plus an incipient use of Artificial Intelligence algorithms and the massification of the use of RPAs, the data governance model also becomes a focal point in which to evaluate the internal control model;
- Audits related to facts reported through the Whistleblowing Channel, including, where applicable, the identification of improvements in the design of internal controls in the processes analyzed during these tasks;
- Perform other specific audits or reviews, of interest for the Board of Directors or the Management of the Company.

All the different areas and functional units of the Telefónica Group are relevant for the internal control over financial reporting (ICFR), the Finance and Control area playing a key role, as they are responsible for preparing, maintaining and updating the different procedures that govern their operations, these procedures identify the tasks to be carried out, as well as the persons in charge for executing these tasks.

Departments and/or mechanisms in charge of: (i) the design and review of the organizational structure; (ii) defining clearly the lines of responsibility and authority, with an appropriate distribution of tasks and functions; and (iii) sufficient procedures so this structure is communicated effectively throughout the Company.

People area carries out the deployment of the organizational structure in the respective fields within the framework of the decisions taken by the Board of Directors of the Company.

The financial-accounting information system in the Telefónica Group is regulated through several manuals, instructions and internal rules and regulations, internally available on the Intranet, the most noteworthy of which are the following:

- **Corporate Regulation on the Recording, Communication and Control of Financial and Non-Financial Information of the Telefónica Group**, which sets out the basic principles of the financial-accounting information system of the Group, as well as the procedures and mechanisms in place to supervise this system.
- **Manual of Accounting Policies**, which includes the accounting standards applicable to the reporting of the companies of the Telefónica Group for the preparation of the consolidated financial information. The Manual of Accounting Policies is based on IFRS (International Financial Reporting Standards), specifically, on the set of regulations and interpretations in force published by the IASB at all times.
- **Reporting instructions**, which establish the procedures and calendar to be followed by all the companies of the Telefónica Group in the reporting of the financial-accounting information and the external audit in order to comply with the legal and informational obligations of the Telefónica Group, including aspects of the internal control evaluation on the Group's financial report, both from Internal Auditing and the Accounts Auditor. Similarly, specific reporting instructions are devised for companies in which the Telefónica Group participates by means of a joint management agreement (joint ventures and operations) and for the main companies over which it has significant influence.
- **Manual for Completing the Consolidation Reporting of the Telefónica Group**, which is updated, at least, annually and establishes specific instructions to fill in the reporting forms necessary for the preparation of consolidated annual accounts and interim consolidated financial information.
- **Annual calendar of financial-accounting information**, applicable to all Telefónica Group companies to establish the monthly deadlines for reporting the financial-accounting information.
- **Corporate Accounting Plan ("PCC")**, which includes the list of accounts, their content, and the corresponding accounting movements. The PCC intends to homogenize the sources of financial information included in the accounting of the companies of the Telefónica Group.
- **Corporate Regulation on Intragroup Operations**, mandatory for all companies in the Telefónica Group, and whose purpose is to recast in a specific regulation the mandatory compliance criteria with regard to the accounting recording and payment of transactions between companies in the Group.

Code of conduct, approving body, dissemination and instruction degree, included principles and values (stating whether there are specific mentions to the recording of operations and the preparation of financial information), body in charge of analyzing non-compliance and proposing corrective or disciplinary actions.

With regards to the Code of Conduct, the Board of Directors of Telefónica approved the Business Principles, that are applied in a homogeneous manner in all countries where the Telefónica Group operates and apply to all its employees (the Business Principles affect at all levels of the organization, directors and non-directors) and they include commitments in matters of privacy and security, compliance and fiscal transparency, responsible communication and protection of minor stockholders, among others.

The Business Principles emanate from three basic values: integrity, commitment and transparency, which are essential values to foster the trust relationship that Telefónica wants to have with its groups of interest.

Regarding the financial information, the following principles are set:

- Transparency of the information: we shall provide, immediately and without discrimination, all the relevant information. We are aware of the importance for all our groups of interest to share true, complete, timely and clear information in the reports registered with the relevant Supervising Bodies of the Securities Markets, as well as in other public communications of the Company.
- Privileged Information: we abstain from using, in our own profit or that of third parties, any privileged information, safeguarding the confidentiality and establishing the controls and processes legally required by the Supervising Bodies of the Securities Markets in all the actions related to these markets.

The Business Principles are available for all employees at the Intranet, there are procedures to update, monitor adherence to and disseminate these Business Principles in the Telefónica Group. Likewise, training programs are also periodically established to ensure employees are aware of these principles. In the case of new employees, in addition to providing them the Responsible Business Principle as part of the documentation provided in the onboarding process, they are offered specific training on the subject within a maximum of 3 months from their joining the company.

In this regard, Telefónica has a Corporate Policy on the Comprehensive Discipline Program that aims to define the basic principles of the Group's disciplinary system and that provides that all employees must receive a homogeneous, objective, proportional and non-arbitrary treatment, without prejudice to and with absolute respect for the legislation and other regulations that are applicable in each case to the Group companies in the different countries in which it operates.

Telefónica has the Business Principles Office, composed of department heads from the areas of Global Sustainability, General Secretariat, Legal Services, People area, Internal Audit, Purchasing, Compliance, Security, Global Consumer, Strategy, Finance, Communication, Data & Analytics, Telefónica Tech and Telefónica Infra. This Office monitors the responsible Business Plan approved by the Board of Directors and reports to the Sustainability and Quality Committee, through the head of Sustainability. Among the responsibilities of this Office, the following stand out:

- Ensure that Telefónica develops its business in an ethical and responsible manner, through the monitoring and implementation of the Responsible Business Plan (which derived from the Company's Strategic Plan). Said Responsible Business Plan details objectives and projects regarding the Group's sustainability management, which includes, among others, respect for Human Rights, customer responsibility, commitments to privacy, freedom of expression and information, security, the ethical management of artificial intelligence, the responsible management of technology, the sustainable management of the supply chain, the strategy of climate change and the environment, the promotion of diversity, security and the well-being of our employees, as well as a business strategy focused on generating products and services that contribute to addressing the great social and environmental challenges of society (sustainable innovation).
- Propose and supervise initiatives and measures that contribute to compliance with the Business Principles of the Group.
- Analyze any matter or proposal that takes place in the Group that could represent a risk for the compliance with the Business Principles and the associated policies.

On a different issue, in case of being aware of any conduct which contravenes what is established by the Law, by the Business Principles or by other valid internal regulations, after proper analysis, disciplinary measures will be applied in accordance with the regime established in the applicable labor legislation, distinguishing between minor, serious and very serious sanctions, depending on the circumstances.

Telefónica also has an "Internal Code of Conduct" for matters relating to Securities Markets, last modified on May 6, 2020, which sets out the general guidelines and principles of conduct to be followed by persons affected by securities and financial instrument operations issued by the Company or its subsidiary Companies.

Similarly (and as detailed below), Telefónica has a Whistle-blowing Channel which is available to all stakeholders so they may inquire about, inform or report—anonymously or

personally—questions, requests or complaints on any aspect related to the Responsible Business Principles.

Whistle-blowing Channel, which enables to inform the Audit and Control Committee about any irregularities of a financial and accounting nature, as well as eventual breaches of the code of conduct and irregular activities in the organization, informing, where applicable, about a confidential nature and whether it allows for anonymous communications, respecting the rights of the whistle-blower and the reported party.

With regard to the Whistle-Blowing Channel, as specified in Article 22 of Telefónica, S.A.'s Regulations for the Board of Directors, and in Article 4 of Regulation for the Audit and Control Committee, the Audit and Control Committee´s competencies include, among others: "establishing and supervising a mechanism that allows employees and other people related to the Company, such as Board Members, shareholders, suppliers, contractors or subcontractors to communicate, in a confidential and anonymous manner, respecting the rights of the whistle-blower and the reported party, irregularities of potential significance, including financial and accounting ones, or of any other nature, related to the Company, detected within the Company or its Group."

The Telefónica Group has a Policy of Management of the Whistleblowing Channel where the bases of the management of the Whistleblowing Channel of the Telefónica Group are set, through which employees, directors and Board members of the Telefónica Group, shareholders, suppliers and other parties can communicate confidentially and, where appropriate, anonymously, any information they become aware of, by any means -formal or not- about the existence of any possible irregularity, any act contrary to legality or internal regulations, also including eventual irregularities referring to accounting matters, issues related to auditing and/or aspects related to the internal control over financial reporting, in compliance with section 301 of the Sarbanes-Oxley Act, of 2002, of the United States of America and other regulatory requirements in this sense.

When managing the Whistleblowing Channel it is mandatory to apply the confidentiality principles to data provided and declarations made, and also the principles of respect and legal basis; so that any decision adopted after receiving a complaint will be reasoned, proportionate and will consider the circumstances of the facts denounced, always with full respect to the rights and the due guarantees for the whistle-blower and the persons affected, if any.

In listed Companies, Internal Auditing periodically informs the Audit and Control Committee of the Board of Directors about a) activity related to the Whistle-blowing Channel, b) complaints regarding matters related to accounting aspects, to audit issues, to internal controls over financial information and / or all those issues referred to in the Sarbanes-Oxley Act, including any fraud, material or not, that affects the Management, or any other employee of the listed Company, who has a relevant role in the internal control of the financial information reporting process, and c) of the result of the management derived from the audit of these cases.

Periodic training and updating courses for personnel involved in the preparation and review of financial information, as well as ICFR assessment, which cover, at least, accounting rules, auditing, internal control and risk management.

The Consolidation and Accounting Polices Area develops specific training actions, as well as updating seminars addressed to all personnel in the financial areas and other affected areas of the Group (Tax, M&A, etc.), with the aim of making known those changes which, from an accounting and financial point of view, are relevant for the preparation of the consolidated financial information.

This Area also publishes updated Information Bulletins on IFRS (International Financial Reporting Standards) where to present a summary of the main changes in accounting matters, as well as clarifications on various applicable aspects that may arise in this matter.

The Telefónica Group has also a training platform included in the corporate People area management tool, which includes both a Finance School, with specific knowledge and updating programs in financial information matters and an internal control training program that includes training related to auditing, internal control and risk management.

In addition, it should be noted that, based on the relevance of any new accounting developments, the staff of the departments involved in financial reporting attend (when possible and/or necessary) technical sessions given by external companies, related to the main developments in accounting.

Finally, the Group offers the Corporate University "Universitas Telefónica" with the objective of contributing to the Group's progress through the ongoing development of its professionals. All the programs in the training offer of the University of Telefónica are based on the development of the corporate culture, the business strategy and management and leadership competences.

4.7.2. Risk Assessment of Financial Information

Main characteristics of the risk identification process.

The ICFR was developed by the Group in accordance with international internal control standards established by COSO (Committee of Sponsoring Organizations, from the Treadway Commission), which establishes five

components in which the effectiveness and efficiency of internal control systems should be based:

- Establish an adequate control environment for the monitoring of all these activities.
- Assess the risks that an entity could incur in compiling its financial information.
- Design the necessary controls to mitigate the most critical risks.
- Establish the appropriate information circuits for the detection and communication of system weaknesses or inefficiencies.
- Monitor said controls to ensure their operability and the validity of their effectiveness over time.

Given the width of the universe of processes with impact on financial reporting at the Telefónica Group, a model has been developed to select the most relevant processes based on applying the so-called Scope Definition Model, which is a part of the Audit Methodology on the Group's Internal Control over Financial Information. This model, based both in the principle of relative importance and the assessment of risks related to financing reporting, is applied to the financial information reported by subsidiaries multi-group and associate companies. The model selects the significant accounts, i.e., those accounts with the largest contribution to the Group's consolidated financial information, to uphold the evaluation of internal control on financial reporting. Subsequently, identifies the relevant processes which generate the information of those accounts, as well as the significant risks regarding financial reporting on these processes.

Once the relevant processes have been identified, an analysis is made on those processes that have a more relevant impact on significant accounts, reviewing the effectiveness of the design and operating of the key controls which address the main associated risks or "objectives of financial information" (also named financial premises).

Given that the internal control evaluation the Group's financial reporting is performed as of the closing date of each year, during the year the corresponding activities are carried out to contrast the initial results obtained through the Scope Definition Model.

The aforementioned procedure for identifying and reviewing the key controls covers the objectives of the financial information (also named financial premises) of accuracy, valuation, integrity, cut-off of operations, existence / occurrence, presentation and comparability, as well as breakdown, and rights and obligations. This identification of the key controls, aimed at addressing the aforementioned financial premises of the significant accounts and relevant processes in scope, is carried out annually, continuously verifying during the period that no event has taken place so as to determine a modification thereof.

With regard to the process for identifying the company perimeter, the Finance and Control Office carries out, in a periodic manner, an update on its consolidation perimeter, verifying additions and removals of companies with the legal and financial departments of the different companies which are part of the Group, including the corporate departments.

As previously mentioned, Telefónica constantly monitors the most significant risks that could affect the main companies that make up its Group. For that purpose the Company has a Risk Management Model based on COSO (Committee of Sponsoring Organizations of the Treadway Commission). It is implemented in a homogeneous manner in the main operations of the Group, so that the persons responsible for the Company, in their field of action, carry out a timely identification, assessment, response and monitoring of the main risks. Telefónica's risk management, including those related to financial information, is integrated into the planning process and is aligned with the Company's strategy, in line with the requirements of COSO ERM 2017, "Enterprise Risk Management - Integrating with Strategy and Performance".

The Board of Directors of the Company, through the Audit and Control Committee, is the entity's governing body that supervises the process, as defined in Article 22 of the Regulation of the Board of Directors of Telefónica.

4.7.3. Control Activities

Procedures for reviewing and authorizing the financial information and the description of the ICFR, to be disclosed in the securities market, indicating those responsible, as well as the documents describing the flow of activities and controls (including those related to fraud risk) of different types of transactions that may materially affect the financial statements, including the accounts closing procedure and specific review of relevant value judgements, estimates, valuations and projections.

The Board of Directors of Telefónica, S.A. approved, on December 16, 2020, an update of the "Regulations Governing Disclosure and Reporting to the Markets" (RCIM). This regulation regulates the basic principles of functioning of the financial disclosure control processes and systems for reporting economic-financial, non-financial and corporate information, through which to aim at guaranteeing that the Company's relevant or privileged information is known by the markets, investors and other stakeholders, thus maximizing the disclosure and quality of this information, and ensuring that the mechanisms required to perform regular evaluations of the functioning of these processes and systems are established.

In addition, on a quarterly basis, the Consolidation and Accounting Polices Department (which forms part of the Finance and Control Department) of Telefónica submits to the Audit and Control Committee the periodic financial

information, highlighting the main events occurred and the accounting criteria applied in its preparation, clarifying those aspects of major importance occurred during the period.

Likewise, the Telefónica Group has documented economic-financial processes in place which enable that the criteria for preparing financial information are common, both in the companies of the Group and in those activities that are outsourced, if any.

Likewise, the Company follows documented procedures for preparing the consolidated financial information, so that the persons responsible for the different areas involved verify this information.

Additionally, in accordance with internal regulations, the Executive Chairmen or Chief Executive Officers and the Finance Directors of the companies of the Group must submit to the Consolidation and Accounting Policies Office an annual certificate stating to have reviewed the financial information presented, stating that the financial statements submitted represent faithfully, in all their relevant aspects, the financial situation, results and liquidity situation, and, additionally, that there are not known significant risks to the business or unhedged risks which might have a significant incidence on the equity and financial position.

In relation to the accounting closing procedure, the Consolidation and Accounting Polices Office issues the reporting and external audit instructions (in the case of external audits, only for the purposes of schedules and reports to be issued) for the closure of each period, which shall include the content, procedures and schedule to be followed by the departments and companies of the Telefónica Group as well as investee entities through joint control agreements (joint ventures and operations) or material entities over which it exercises significant influence and through its external auditors in the reporting of the financial-accounting information and the results of the external audit processes.

The specific review on relevant judgments, estimates, valuations and projections is carried out by the Consolidation and Accounting Polices Office, to identify critical accounting policies to the extent that they require the use of estimates and value judgements. In these cases, the Consolidation and Accounting Polices Office establishes, likewise, the necessary operational coordination actions with the rest of the units in the Telefónica Group in their specific fields of action and knowledge, prior to presenting them to the Audit and Control Committee. The most relevant ones are dealt with by the Audit and Control Committee and Senior Management defines the presentation format in the annual accounts, prior to approval by the Board of Directors.

Finally, Internal Audit, within its annual audit plan, among other actions, establishes annually work plans to assess the model for internal control over financial reporting of the Telefónica Group, in line with the above stated. That is, the Internal Audit plans include the review on the design and operability of the controls on the breakdown and reporting of financial information, as well as the assessment of the internal control system of the mentioned process for the preparation of financial information, and the review of any significant modification, during the annual assessment period, that could materially affect the Group's internal control system on the process for the preparation of the consolidated annual accounts.

Internal control policies and procedures on information systems (among others, on access security, change control, system operation, operation continuity, separation of functions) that support the relevant processes of the company with regard to the preparation and publication of financial information.

The Global Security Policy considers an integral concept of the physical and operational security of human resources the information, technologies, cybersecurity, and material resources that support them as fundamental assets, with the purpose of guaranteeing corporate protection against potential damage or eventual losses. For this reason, guaranteeing the Group security is considered an essential aspect in the strategy of Telefónica and an essential enabler of the organization 's activity.

With the approval of this Policy, the Board of Directors expresses its determination and commitment to reaching a level of security that is adequate to the needs of the business and that guarantees the protection of the assets in a homogeneous way in all the companies of the Telefónica Group.

In this context, the Global Digital Security and Intelligence Office is responsible for the definition and promotion of the implementation of Security Policies and Standards in the Telefónica Group, understanding Security as an integral concept. These Policies and Standards aim at preserving the assets and protecting the strategic interests and objectives of the Telefónica Group, both in its vertical organization (including its business units) and in its cross-cutting dimension (including all its technological assets and business processes). With them, the confidentiality and integrity of the assets, interests and objectives of the Telefónica Group that are strategic is guaranteed, protecting them, as well, from potential actions that might affect their availability, damage their value, alter their contents, reduce their efficiency or affect their operability. The Global Digital Security and Intelligence Office is also in charge of measuring the level of implementation of the Security Regulations Framework on the assets and processes of the four technological platforms mentioned above and in charge of supervising the status of security on an ongoing manner.

The Telefonica Group's Global Directorate for Networks and Information System, is responsible for the technological strategy of both the Network and the Information Systems for the Group's 4 main markets,

defining the strategy and technological planning, as well as its evolution and ensuring compliance with the quality of service, cost and security conditions required by the Group. Among its various functions are the definition of Systems and Networks that improve the efficiency, effectiveness and profitability of the Group's processes. For operators in Latin America, these same functions are assumed and carried out by the Network and Information Systems Department of this segment.

The security activities developed by organizational structures, responsible for assets and employees for the protection of the Group's technological assets and processes will be governed by the following principles, for whose promotion, management, control and improvement the appropriate mechanisms must be established.

- **Principle of Legality**: ensure the necessary compliance with all laws and regulations in matters of Security, both national and international, valid at any given time in any of the territories where the Telefónica Group operates.
- **Principle of Efficiency**: in order to reach the required level of Security in an efficient manner, the anticipatory and preventive nature of actions must be ensured. For this purpose, knowledge of potential threats must be privileged and potential risks must be analyzed, as part of an intelligence process where to identify and understand the most relevant threats that affect the organization. The objective is to get ahead of their action and evolution, and to safeguard the Telefónica Group's global organization from their potential harmful effects and mitigate the damages from those risks down to an acceptable level for the business.
- **Principle of Co-responsibility**: users must preserve the Security of the assets that Telefónica makes available to them, in line with the security criteria, requirements, procedures, and technologies defined in the Security Regulations Framework, as well as in line with the applicable laws and regulations in this matter. At the same time, users must exclusively use the assets for the performance of activities that correspond to their workstation and assigned tasks.
- **Principle of Cooperation and Coordination**: in order to reach the levels of efficiency required by Telefónica business project, the global action and integral concept of Security activities must be preserved and, together with the aforementioned requirements of anticipation and prevention, cooperation and coordination between all business units and employees must be prioritized, in order to generate the adequate synergies and to jointly reinforce the capabilities.

With the aim of reaching a homogeneous level of security, a Global Security Regulations Framework is defined, which will take into account the analyses of risks and threats as well as the setting of precise protective or corrective prevention measures.

Likewise, strategic plans will be conceived and prepared so that they enable to identify and prioritize the projects and budgets necessary for reaching the adequate levels of Security and Auditability, minimizing the security risks identified in the corresponding analyses, and maximizing the effectiveness of the investment and the resources used.

The Security Organization coordinates the Security responsibilities of the various Telefónica Group structures, promoting cooperation among them to guarantee the efficient and joint protection of the assets.

Finally, the Internal Audit unit, with the scope established in its Annual Audit Plan, sets out work plans to verify the effectiveness of design and operation, as well the efficiency of the defined internal control environment, to ensure compliance with all Group policies and regulations on Security and Data Processing and Protection, focusing on the governance model and the integrity accuracy of the information, reviewing in the audit work the adequacy and effectiveness of the defined controls, both in their design and operation.

Internal control policies and procedures aimed at supervising the managing of activities outsourced to third parties, as well as those aspects of assessment, calculation or valuation commended to independent experts that may affect in a material manner the financial statements.

In the case that a process or part of a process is outsourced to a third party unrelated to the company, this does not exempt from the need to have controls which ensure an adequate internal control level in the whole of the process. Given the importance of service outsourcing and the consequences that this can cause on the opinion about the effectiveness of the internal control over financial reporting, the necessary actions are taken in the Telefónica Group in order to achieve to evidence an adequate control level. The actions that are carried out to achieve the mentioned objective may vary among the three following ones, which, depending on the case, may be complementary:

- **Certification of internal control by an independent third party**: ISAE 3402 and/or SSAE 18 certifications in their different typologies.
- **Establishing specific controls**: identified, designed, implemented and assessed by the Company and/or the Telefónica Group.
- **Direct assessment**: an assessment, carried out by the Internal Audit area, on certain administrative outsourced processes, with the scope established in its annual audit plan.

When Telefónica or any of its subsidiaries uses the services of an independent expert whose result and conclusions

may present potential impacts on the consolidated financial information, with regard to the process to select a supplier, the area that requests the service and, if applicable, together with the Purchase department, must make sure about the competence, training, credentials and independence of the third party regarding the methods and main hypotheses used. The Finance and Control Office has established control activities aimed at guaranteeing the validity of data, the methods used, and the reasonability of the hypotheses used by the third party through the recurrent monitoring on the own KPIs1 of each duty which enable to ensure compliance of the outsourced process according to the policies and guidelines issued by the Group.

Likewise, there is an internal procedure for engaging independent experts which requires certain levels of approval.

4.7.4. Information and Communication

A specific function in charge of defining, keeping updated the accounting policies (area or department of accounting policies) and resolving issues or conflicts derived from its interpretation, maintaining fluid communication with those responsible for operations in the organization, as well as an updated accounting policy manual informed to the units through which the entity operates.

The Consolidation and Accounting Polices Office of the Group is in charge of defining and updating the accounting policies for the purposes of consolidated financial information.

Thus, this area periodically issues updated Information Bulletins on IFRS (International Financial Reporting Standards), where this area presents a summary of the main changes in accounting matters, as well as clarifications on various aspects that may arise regarding this matter.

Additionally, the Telefónica Group has a Manual of Accounting Policies which is permanently updated. The objectives of this Manual are: to adapt the corporate accounting principles and policies to the IFRS regulatory framework; to maintain accounting principles and policies which enable that the information is comparable within the Group and which facilitate an optimum management from the origin of the information; to improve the quality of the accounting information of the various Group companies and of the Consolidated Group by disclosing, agreeing and implementing accounting principles which are unique to the Group; and to facilitate the accounting integration of acquired and newly-created companies into the Group's accounting system by means of having a reference manual.

All companies belonging to the Telefónica Group must comply in a mandatory manner with the mentioned Manual when carrying out their reporting for the preparation of the consolidated financial information.

This documentation is available for the whole Group on the Telefónica Intranet in an integrated Accounting and Reporting portal. In this portal, in addition to the digitalized Manual, also includes the history of IFRS Bulletins, as well as the Reporting Manual with its forms and all the details of the corporate chart of accounts. All accounting and reporting update communications are made through this tool, which is part of the Group's digital transformation project.

Likewise, the Accounting Policies Area maintains a fluid communication with the accounting heads of the Group's main operations, both proactively and reactively. This communication is useful not only for resolving doubts or conflicts but also to ensure that accounting criteria in the Group are homogeneous as well as to share best practices among operators.

Mechanisms for obtaining and preparing the financial information with standardized formats applied and used by all the units in the entity or the Group, which support the main financial statements and notes, as well as information detailing the ICFR.

As stated above, there is a Manual for Filling in the Consolidation Reporting of the Telefónica Group which provides specific instructions for preparing the details which make up the reporting pack, provided by all components of the Telefónica Group for the preparation of the Telefónica Group's consolidated financial statements and the consolidated explanatory notes.

Likewise, the Telefónica Group has implemented a specific system, through a software, which supports the reporting of the individual financial statements of its various subsidiaries, as well as the necessary notes and disclosures for preparing the consolidated annual accounts. This tool is used, likewise, to carry out the consolidation process and its subsequent analysis. The system is managed centrally, and all components of the Telefónica Group use the same account plan.

4.7.5. Supervision of System Operation

The supervision activities and results of the ICFR evaluation performed during the year. Procedure for which the person responsible performs the evaluation establishes the scope and reports their results, with the entity defining an action plan that details the pertinent corrective measures and consideration of its impact on the financial information.

A

As indicated above, the Corporate Bylaws and the Regulation of the Board of Directors state that the primary duty of the Audit and Control Committee shall be to support the Board of Directors in its supervisory duties,

establishing among its competencies to supervise the effectiveness of the Company's internal controls and the systems for risk management and control, as well as to discuss with the Account Auditors significant deficiencies or material weaknesses in the internal control system over financial reporting (ICFR) detected during the development of both the integrated audit performed by the Account Auditor and the evaluation of internal control on the Group's financial reporting at the end of each year, carried out by Internal Audit.

Along the same lines as the above, Telefónica has an Internal Control Policy that sets that the Board of Directors, through the Audit and Control Committee, supervises the internal control system, with the support of the Internal Audit unit of the Telefónica Group. In that Policy, "internal control" is defined as the process performed by the Board of Directors, Management and the rest of the staff of the Company, being designed with the purpose of providing a reasonable assurance degree for the attainment of the objectives related to operations, information and compliance. With the purpose of helping to the achievement of its objectives, the Company has an internal control model defined in accordance with the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

Likewise, there is an Internal Audit Organization Policy, which includes aspects regarding the organization and functioning of this area. According to what is set in that Policy, Internal Audit is the area in Telefónica in charge of confirming, by means of appropriate evidence, the adequate functioning of the internal control and risk management structures and, if applicable, detecting possible inefficiencies or non-compliance with the control system that the Group establishes in its processes. In this respect, Internal Audit becomes an area independent from the Company management which directly reports and supports the Audit and Control Committee in its competencies on assurance, risk management and the internal control system.

The Internal Audit function is developed in accordance with the International Standards for the Professional Practice of Internal Auditing and, in this regard, it has been awarded a Quality Certificate from the International Institute of Internal Auditors.

With regard to the supervision of Internal Control over Financial Reporting (ICFR), Telefónica, S.A., as company listed on the New York Stock Exchange, is subject to the regulatory requirements established by the North American regulatory bodies that affect companies listed on that Stock Exchange. Among those requirements is the aforementioned Sarbanes-Oxley Act, of 2002, and, specifically, Section 404 of that Act, which stipulates the need for companies listed in the US market to assess on an annual basis the effectiveness of the procedures and structures of the internal control over financial reporting (ICFR). In order to comply with this requirement, and as stated above, the Telefónica Group has a model to assess the system for the internal control over financial reporting (ICFR), Internal Audit is the area in charge of performing, on an annual basis, the assessment on its effectiveness at the year's end.

Additionally, and also in accordance with what is established by this Act and the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), the External Auditor issues their own independent opinion on the effectiveness of the system for the internal control over financial reporting (ICFR).

Review on specific processes and controls

Without prejudice to filling in the self-assessment questionnaire, in certain companies of the Group, according to criteria regarding the relevance of their contribution to the economic-financial magnitudes of the Group and other considered risk factors, a direct review is made on their processes and key controls, applying the Internal Control Auditing Methodology on the Group's Financial Information, specifically the "Scope Definition Model" (which forms part of that assessment methodology), which enables to identify the significant financial accounting by company of the consolidation perimeter, for the purposes of evaluating the Internal Control System for Financial Information (ICFR) at the Telefónica Group level, based on the aforementioned evaluation methodology, which is also in accordance with the guidelines established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in its "Internal Control - Integrated Framework 2013" report.

Once the significant accounts are identified Having identified within the scope of the evaluation based on the calculated consolidated materiality, the Internal Control Auditing Methodology on the Group's Financial Information is applied as follows:

- Identify economic-financial processes associated with the significant accounts so that a reasonable coverage is achieved in the evaluation of the ICFR.
- Also identify Information Technology (IT) systems and tools and technological infrastructures associated with these scoped processes.
- Identify significant risks regarding financial reporting associated to those processes.
- Carry out Walkthroughs of the economic-financial processes in the scope of the evaluation, assessing the design of the controls associated with these processes, and identifying the key controls that address the risks associated with these processes.
- Assess the operability of the previously qualified key controls, by applying the corresponding evaluation tests based on the identified risks, and the results of the aforementioned effectiveness tests of the design.

- Where appropriate, control deficiencies identified are reported to the Audit and Control Committee, as well as the design and implementation of the corresponding actions plans which are regularly mentioned by the Audit and Control Committee.
- Additionally, in the event that control deficiencies and/or opportunities for improvement are identified during the Internal Control System for Financial Information (ICFR) assessment procedures, they are reported to Management through the corresponding conclusions issued by Internal Audit, prior analysis of their impact, both at individual and aggregate level, on the evaluation of the Internal Control System for Financial Information (ICFR) of the Telefónica Group. For the purposes of this assessment, the existing compensating controls are taken into consideration, which mitigate the risks that the deficiencies identified could not be remedied at year-end.

Review on IT general controls

The Information Technology General Controls (ITGCs), which support the financial and economic processes in the assessment scope of the internal control over financial reporting (ICFR), are assessed at least annually, fundamentally according to aspects related to regulations and guidelines which apply at global level in the Group.

The review on IT general controls over the aforementioned IT systems and tools and the technological infrastructures, has the objective to assess the effectiveness of the design and operability of key controls related to (i) managing changes to programs, which includes the authorization of the changes implemented at the production stage and that must be supported by their corresponding user tests (UATs), ensuring an adequate segregation of duties and environments, such as (ii) logical access, which includes the control on credentials and profiles, as well as the segregation of duties and the monitoring of activities that are critical in information systems and tools and in the technological infrastructures that supports them (databases and operating systems), and (iii) other IT general controls which support the correct operation of information systems and tools (managing changes to infrastructures, back-ups, managing patches and programmed tasks and their monitoring and managing gaps).

Self-assessment Questionnaires

In addition, all the companies that depend from the Group receive annually internal control self-assessment questionnaires, whose answers must be subsequently certified by the persons responsible for the internal control over financial reporting (ICFR), in each Company (Executive Presidents and/or Finance Directors or their functional equivalents). These questionnaires address aspects of internal control over financial reporting (ICFR) that are considered minimum requirements in order to achieve a reasonable assurance of the reliability of the financial information reported. The answers are demonstrably audited by the corresponding Internal Audit Units.

Action plans

In the event that control deficiencies and/or opportunities for improvement are detected as a result of the assessment of the Telefónica Group's Internal Control System for Financial Information (SCIIF), depending on the scope established, the control owners communicate their action plans agreed for solving the identified control deficiencies and/or improvement opportunities, as well as the deadlines scheduled for their implementation which is regularly monitored by the Audit and Control Committee. These action plans have as fundamental objectives:

- To remedy the control deficiencies identified in the ICFR annual assessment, so that the control activities are designed and operate in an effective manner, or failing that, the risk generated is substantially mitigated.
- To prioritize the implementation of improvement opportunities in the efficiency of processes; improvement opportunities are defined as such, since they do not constitute internal control deficiencies.

Weakness detection and management procedure

As previously stated, the Internal Audit area is also in charge, among other functions, to provide support to the Audit and Control Committee in the supervision of the functioning of the system for the internal control over financial reporting (ICFR).

The Internal Audit department participates in the Audit and Control Committee meetings and informs regularly about the conclusions of the carried out works, and also informs about the action plans designed and agreed for mitigation and about the degree of implementation thereof. This includes, where applicable, to communicate internal control significant deficiencies and material weaknesses which may have been identified in the process for ICFR assessment, as well as the follow-up on the implementation of action plans related to significant deficiencies and material weaknesses.

On the other hand, the Accounts Auditor also participates in the Audit and Control Committee, at the request of the Audit and Control Committee, in order to explain and clarify aspects of their audit reports and the rest of work carried out by the External Auditor, which including work carried out to audit the effectiveness of the internal control over financial reporting. The External Auditor is obliged to communicate the internal control significant deficiencies or material weaknesses identified in the development of their audit on the system for the internal control over financial reporting (ICFR). For this purpose, the Accounts Auditor has direct access at all times to Senior Management and the Chairman of the Audit and Control Committee, and, in parallel with the Internal Auditing, it also reports independently to that Committee the results of both the preliminary and final phase of their audit on the system for the internal control over financial reporting (ICFR).

Conclusion of the assessment of the Internal Control System for Financial Information (ICFR) as of December 31, 2022

Internal Audit has carried out its assessment of the effectiveness of the Internal Control System for Financial Information (SCIIF) as of December 31, 2022. To perform this assessment, the guidelines established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in its "Internal Control - Integrated Framework 2013" report, were considered. Based on the assessment carried out, it was concluded that, as of December 31, 2022, the Telefónica Group's Internal Control System for Financial Information (ICFR) was effective in accordance with these guidelines.

4.7.6. External Auditor's Report

As indicated above, the Group was commissioned to the External Auditor, both to audit the effectiveness of the internal control system over financial reporting (ICFR) in accordance with the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), and to review the description of the attached information on the ICFR the Telefónica Group, whose report is attached below to this document.

4.8. Annual Corporate Governance Report Statistical Annex

Annual Corporate Governance Report Statistical Annex for listed companies (established by Circular 3/2021, of September 28, of the Spanish Securities and Exchange Commission, that modifies Circular 5/2013, of June 12, that established the templates for the Annual Corporate Governance Report for listed companies)

Unless otherwise indicated all data as of December 31, 2022.

A. Ownership Structure

A.1 Complete the following table on share capital and the attributed voting rights, including those corresponding to shares with a loyalty vote as of the closing date of the year, where appropriate:

Indicate whether company bylaws contain the prevision of double loyalty voting:

No.

Date of the last modification of the share capital	Share capital (€)	Number of shares	Number of voting rights
24/06/2022	5,775,237,554.00	5,775,237,554	5,775,237,554

Indicate whether there are different classes of shares with different associated rights:

No.

A.2 List the company's significant direct and indirect shareholders at the closing date of the financial year, including the directors with a significant shareholding:

	% voting rights attributed to shares		% of voting rights through financial instruments		% of total voting rights
Name or company name of shareholder	Direct	Indirect	Direct	Indirect	
Banco Bilbao Vizcaya Argentaria, S.A.	4.85	0.02	0.00	0.00	4.87
CaixaBank, S.A.	3.50	0.00	0.00	0.00	3.50
BlackRock, Inc.	0.00	4.32	0.00	0.16	4.48

Breakdown of the indirect holding:

Name or company name of indirect owner	Name or company name of direct owner	% voting rights attributed to shares	% of voting rights through financial instruments	% of total voting rights
Banco Bilbao Vizcaya Argentaria, S.A.	BBVA Seguros, S.A. de Seguros y Reaseguros	0.02	0.00	0.02
CaixaBank, S.A.	Vida-Caixa, S.A. de Seguros y Reaseguros	0.00	0.00	0.00
BlackRock, Inc.	Grupo BlackRock	4.32	0.16	4.48

A.3 Give details of the participation at the close of the fiscal year of the board of directors who are holders of voting rights attributed to shares of the company or through financial instruments, whatever the percentage, excluding the directors who have been identified in Section A2 above:

	% voting rights attributed to shares		% of voting rights through financial instruments		% of total voting rights	% voting rights which may be transferred through financial instruments	
Name or company name of director	Direct	Indirect	Direct	Indirect		Direct	Indirect
Mr. José María Álvarez-Pallete López	0.04 %	0.00 %	0.04 %	0.00 %	0.08 %	0.00 %	0.00 %
Mr. Isidro Fainé Casas	0.01 %	0.00 %	0.00 %	0.00 %	0.01 %	0.00 %	0.00 %
Mr. José María Abril Pérez	0.01 %	0.01 %	0.00 %	0.00 %	0.02 %	0.00 %	0.00 %
Mr. José Javier Echenique Landiríbar	0.00 %	0.00 %	0.00 %	0.00 %	0.01 %	0.00 %	0.00 %
Mr. Ángel Vilá Boix	0.01 %	0.00 %	0.03 %	0.00 %	0.04 %	0.00 %	0.00 %
Mr. Peter Erskine	0.00 %	0.00 %	0.00 %	0.00 %	0.00 %	0.00 %	0.00 %
Ms. Carmen García de Andrés	0.00 %	0.00 %	0.00 %	0.00 %	0.00 %	0.00 %	0.00 %
Ms. María Luisa García Blanco	0.00 %	0.00 %	0.00 %	0.00 %	0.00 %	0.00 %	0.00 %
Mr. Peter Löscher	0.00 %	0.00 %	0.00 %	0.00 %	0.00 %	0.00 %	0.00 %
Mr. Francisco Javier de Paz Mancho	0.00 %	0.00 %	0.00 %	0.00 %	0.00 %	0.00 %	0.00 %
Mr. Francisco José Riberas Mera	0.00 %	0.21 %	0.00 %	0.00 %	0.21 %	0.00 %	0.00 %

Total percentage of voting rights held by the Board of Directors
0.37%

Breakdown of the indirect holding:

Name or company name of director	Name or comany name of the direct owner	% voting rights attributed to shares	% of voting rights through financial instruments	% of total voting rights	% voting rights which may be transferred through financial instruments
Mr. José María Abril Pérez	Other company shareholders	0.01 %	0.00 %	0.01 %	0.00 %
Mr. José Javier Echenique Landiríbar	Other company shareholders	0.00 %	0.00 %	0.00 %	0.00 %
Ms. María Luisa García Blanco	Other company shareholders	0.00 %	0.00 %	0.00 %	0.00 %
Mr. Francisco José Riberas Mera	Other company shareholders	0.21 %	0.00 %	0.21 %	0.00 %

List the total percentage of voting rights represented on the Board:

Total percentage of voting rights held by the Board of Directors
8.74%

A.7 Indicate whether the company has been notified of any shareholders' agreements that may affect it, in accordance with the provisions of Articles 530 and 531 of the Spanish Corporate Enterprises Act. If so, describe them briefly and list the shareholders bound by the agreement:

Yes.

Parties to the shareholders' agreement:

Telefónica, S.A.

Prosegur Global Alarmas Row, S.L./ Prosegur Compañía de Seguridad, S.A.

% of share capital concerned:

0.86%

Brief description of the agreement:

On February 28, 2020, as part of the transaction whereby Telefónica de Contenidos, S.A. acquired 50% of the share capital of Prosegur Alarmas España, S.L. from Prosegur Global Alarmas Row, S.L., 49,545,262 shares of Telefónica, S.A. (the "Shares") were delivered to Prosegur Global Alarmas Row, S.L. as payment of the transaction price.

On the same day, Telefónica, S.A., Prosegur Global Alarmas Row, S.L., as shareholder, and Prosegur Compañía de Seguridad, S.A. as guarantor, signed a contract whereby Prosegur Global Alarmas Row, S.L. undertook, among other obligations, to assume certain restrictions on the transferability of the Shares delivered to it (the Shareholders' Agreement).

In particular, the Shareholders' Agreement restricted the free transfer of the Shares for a period of nine months from the date of signature and provides for a number of covenants governing the transfer of the Shares after that initial period.

This agreement was notified to the Spanish Securities and Exchange Commission as 'Other Relevant Information' on February 28, 2020, including a transcription of the relevant clauses included in the agreement relating to restrictions on the transferability and orderly sale of the Shares.

On December 2, 2020, Prosegur Global Alarmas Row, S.L. transferred 39,545,262 Shares to Prosegur Alarmas España, S.L. (company of the Prosegur Group). As a consequence of the transfer and the provisions of Clause 2.3 of the Shareholders' Agreement, Prosegur Alarmas España, S.L. entered into an agreement to adhere to the Shareholders' Agreement, becoming bound in its capacity as guarantor and shareholder.

Expiry date of the agreement, if any:

-

Indicate whether the company is aware of any concerted actions among its shareholders. If so, provide a brief description:

No.

A.8 Indicate whether any individual or company exercises or may exercise control over the company in accordance with Article 5 of the Spanish Securities Market Act. If so, please identify them:

No.

A.9 Complete the following table with details of the company's treasury shares:

At the closing date of the financial year:

Number of direct shares	Number of indirect shares (*)	Total percentage of share capital
85,217,621	—	1.48 %

(*) Through:

--

A.11 Estimated float:

	%
Estimated float	84.44 %

A.14 Indicate whether the company has issued shares that are not traded on a regulated EU market:

Yes.

B. General Shareholders' Meeting

B.4 Give details of attendance at General Shareholders' Meetings held during the reporting yer and the two previous years:

Attendance data					
Date of general meeting	% physical presence	% present by proxy	% distance voting		Total
			Electronic voting	Other	
12/06/2020	0.07%	52.52%	0.14%	1.81%	54.54%
Of which, float	0.01%	33.37%	0.14%	0.56%	34.08%
23/04/2021	0.09%	54.94%	0.22%	1.65%	56.90%
Of which, float	0.03%	36.48%	0.22%	0.30%	37.03%
08/04/2022	0.08%	56.26%	0.75%	1.49%	58.58%
Of which, float	0.01%	37.35%	0.75%	0.16%	38.27%

B.5 Indicate whether there has been any item on the agenda at the general meetings held during the year that has not been approved by the shareholders.

No.

B.6 Indicate whether the articles of incorporation contain any restrictions requiring a minimum number of shares to attend General Shareholders' Meetings, or to vote remotely:

Yes.

Number of shares required to attend General Meetings	300

Number of shares required for voting remotely	300

C. Structure of the Company's Administration

C.1 Board of Directors

C.1.1 Maximum and minimum number of directors established in the articles of incorporation and the number of directors set by the General Meeting:

Maximum number of directors	20
Minimum number of directors	5
Number of directors set by the general meeting	15

C.1.2 Complete the following table on Board members:

Name or company name of director	Representative	Category of director	Position on the Board	Date first appointed	Date of last appoint_ ment	Election procedure
Mr. José María Álvarez-Pallete López	—	Executive	Chairman	26/07/2006	23/04/2021	Resolution of General Shareholders' Meeting
Mr. Isidro Fainé Casas	—	Proprietary	Vice Chairman	26/01/1994	12/06/2020	Resolution of General Shareholders' Meeting
Mr. José María Abril Pérez	—	Proprietary	Vice Chairman	25/07/2007	08/04/2022	Resolution of General Shareholders' Meeting
Mr. José Javier Echenique Landiríbar	—	Independent	Vice Chairman	08/04/2016	12/06/2020	Resolution of General Shareholders' Meeting
Mr. Ángel Vilá Boix	—	Executive	Chief Operating Officer	26/07/2017	08/04/2022	Resolution of General Shareholders' Meeting
Mr. Juan Ignacio Cirac Sasturain	—	Independent	Director	08/04/2016	12/06/2020	Resolution of General Shareholders' Meeting
Mr. Peter Erskine	—	Other External	Director	25/01/2006	12/06/2020	Resolution of General Shareholders' Meeting
Ms. Carmen García de Andrés	—	Independent	Director	04/05/2017	23/04/2021	Resolution of General Shareholders' Meeting
Ms. María Luisa García Blanco	—	Independent	Director	25/04/2018	08/04/2022	Resolution of General Shareholders' Meeting
Mr. Peter Löscher	—	Independent	Director	08/04/2016	12/06/2020	Resolution of General Shareholders' Meeting
Ms. Verónica Pascual Boé	—	Independent	Director	18/12/2019	12/06/2020	Resolution of General Shareholders' Meeting
Mr. Francisco Javier de Paz Mancho	—	Other External	Director	19/12/2007	08/04/2022	Resolution of General Shareholders' Meeting
Mr. Francisco José Riberas Mera	—	Independent	Director	04/05/2017	23/04/2021	Resolution of General Shareholders' Meeting
Ms. María Rotondo Urcola	—	Independent	Director	29/09/2021	08/04/2022	Resolution of General Shareholders' Meeting
Ms. Claudia Sender Ramírez	—	Independent	Director	18/12/2019	12/06/2020	Resolution of General Shareholders' Meeting

Total number of directors	15

Indicate any cessations, whether through resignation or by resolution of the general meeting, that have taken place in the Board of Directors during the reporting period:

There were no cessations in the Board of Directors in 2022.

C.1.3 Complete the following tables on the members of the Board and their categories:

EXECUTIVE DIRECTORS

Name or company name of director	Post in organisation chart of the company	Profile
Mr. José María Álvarez-Pallete López	Executive Chairman	Degree in Economics. International Management Program (IMP) from IPADE Business School (Instituto Panamericano de Alta Dirección de Empresa). An Advance Research Degree from the Complutense University of Madrid.
Mr. Ángel Vilá Boix	Chief Operating Officer (C.O.O.)	Degree in Industrial Engineering. MBA at Columbia Business School.

Total number of executive directors	2
Percentage of Board	13.33 %

EXTERNAL PROPRIETARY DIRECTORS

Name or company name of director	Name or company name of the significant shareholder represented by the director or that nominated the director	Profile
Mr. José María Abril Pérez	Banco Bilbao Vizcaya Argentaria, S.A.	Degree in Economics. Professor at the University of Deusto. He is currently Director of Arteche Lantegi Elekartea, S.A.
Mr. Isidro Fainé Casas	CaixaBank, S.A.	PhD in Economics. ISMP in Business Administration. Post graduate degree in senior management at IESE. An academic at the Royal Academy of Economic and Financial Sciences and at the Real Academia Europea de Doctores. Chairman and member of the Executive Commission of the Board of Trustees of Fundación Bancaria Caixa d'Estalvis i Pensions de Barcelona "la Caixa" and Criteria Caixa, S.A.U., Chairman of the Caixa Capital Risc SGEIC, S.A., Chairman of the Board of Directors of Inmo Criteria Caixa, S.A.U. and Special Advisory of the Board of the Bank of East Asia Limited. Chairman of the Spanish Confederation of Savings Banks (CECA), of the World Savings Bank Institute (WSBI) and Vice Chairman of European Savings Banks Group (ESBG). Chairman of the Spanish Confederation of Directors and Executives (CEDE) and the Spanish Chapter of the Club of Rome. Honorary Chairman of Naturgy Energy Group, S.A. Deputy-Chairman of the Royal Academy of Economic and Financial Sciences and Founder of the Círculo Financiero. Member of the Board of Trustees of the Museo Nacional del Prado and the Carlos Slim Foundation.

Total number of proprietary directors	2
Percentage of Board	13.33 %

EXTERNAL INDEPENDENT DIRECTORS

Name or company name of director	Profile
Mr. Juan Ignacio Cirac Sasturain	Graduated in Theoretical Physics. PhD in Physics. Fields of specialization in Quantum Optics, Quantum Computation and Communication. Co-Director of the Munich Quantum Science and Technology Center. Director of the Theory Division, Max-Planck Institut für Quantenoptik and Member of the Max-Planck society. Director of the Max Planck International School of Quantum Sciences and Technologies. "Honorarprofessor", Technical University of Munich.
Mr. José Javier Echenique Landiríbar	Economics and Actuarial Sciences Graduate. Professor of Social Security Quantitative Techniques. Director of ACS Actividades de Construcción y Servicios, S.A., Director of Dragados, S.L. and Director of Calcinor, S.L. Trustee of Novia Salcedo Foundation, Advisory Counselor of the Deusto Business School and Member of the McKinsey Advisory Council.
Ms. Carmen García de Andrés	Degree in Economic and Business Sciences. Chairwoman of Tomillo Foundation. Member of the Asociación Española de Fundaciones (AEF), being currently its Treasurer and member of the Executive Committee. Member of the Trust of the Secretariado Gitano Foundation, of the Somos F5 Foundation and of the Xavier de Salas Foundation. Co-Founder and member of the Trust of "Aprendiendo a Ser" Foundation.
Ms. María Luisa García Blanco	Degree in Law. State Attorney (on leave of absence). Founding Partner at law firm Salama García Blanco, S.L.P. Director of Ibercaja Banco, S.A. Member of the Governance and Control Committee of CIMA. Chairwoman of the Committee of Experts of 65YMAS.COM.
Mr. Peter Löscher	Degree in Economics and Business. MBA at Vienna University of Economics. Advanced Management Program at Harvard Business School. Honorary Professor at Tongji University (Shanghai). Honorary Doctorate of Engineering from Michigan State University. Doctor Honoris Causa of Slovak University of Engineering in Bratislava. Member of the Supervisory Board of Royal Philips, member of the Board of Thyssen-Bornemisza Group AG, and non-executive member of the Board of Directors of Doha Venture Capital LLC, Qatar.
Ms. Verónica Pascual Boé	Degree in Aeronautical Engineering. Master in Business Administration (MBA). Executive Master in Positive Leadership and Strategy (EXMPLS) from IE Business School. Several postgraduate qualifications from INSEAD, Stanford and Harvard Business School. Leaded a Group of companies involved in digital transformation headed by ASTI Mobile Robotics Group. Chairwoman of the ASTI Tecnología y Talento Foundation. Director of General de Alquiler de Maquinaria, S.A. (GAM).
Mr. Francisco José Riberas Mera	Degree in Law and in Economics and Business Administration. Chief Executive Officer of Gestamp Automoción, S.A. Member of the Board of Directors of CIE Automotive, S.A. and of Walbox N.V. He is part of the management body of certain companies belonging to Gestamp's Group and family holding companies Acek, including companies belonging to the Groups Gonvarri, Acek Energías Renovables and Inmobiliaria Acek. Chairman of the Spain-China Board Foundation. Chairman of Sernauto (Asociación Española de Proveedores de Automoción).
Ms. María Rotondo Urcola	Degree in Economics and Business Administration. She has received complementary training at various institutions such as ESG Academy/Foretica, IESE, IC-A, EEC, IMD, NYU, Harvard, Boston College, among others. She teaches Special Operations Communication at the Master in Investor Relations at Bolsas y Mercados (BME). Co-Director and lecturer in the Corporate Governance and Sustainability Programme of the Instituto de Empresa (IE) SYCA. Independent Director of CACEIS Bank Spain and of Santander CACEIS Latam Holdo, and Independent Director of Libertas 7.
Ms. Claudia Sender Ramírez	Degree in Chemical Engineering. Master in Business Administration (MBA) at Harvard Business School. Director of Holcim Ltd, Director of Gerdau, S.A., Director of Embraer, Empresa Brasileira de Aeronáutica, S.A. and Director of Materlúgica Gerdau, S.A. Director of the NGO Amigos do Bem.

Total number of independent directors	9
Percentage of Board	60.00 %

Indicate whether any director classified as independent receives from the company or any company in its group any amount or benefit other than remuneration as a director, or has or has had a business relationship with the company or any company in its group during the past year, whether in his or her own name or as a significant shareholder, director or senior executive of a company that has or has had such a relationship.

--

If so, include a statement by the Board explaining why it believes that the director in question can perform his or her duties as an independent director.

--

OTHER EXTERNAL DIRECTORS

Identify the other external directors, indicate the reasons why they cannot be considered either proprietary or independent, and detail their ties with the company or its management or shareholders:

Name or company name of director	Reasons	Company, manager or shareholder to which or to whom the director is related	Profile
Mr. Peter Erskine	Mr. Peter Erskine was appointed Director of Telefónica, S.A. in 2006, and therefore, in accordance with article 529 duodecies of the Spanish Companies Act ("Those who, among other situations, have been Directors for a continuous period of more than 12 years may not be considered Independent Directors under any circumstances"), and 12 years after his appointment, he was reclassified from Independent Director to 'Other External' Director.	Telefónica, S.A.	Degree in Psychology. Honorary Doctorate from the University of Reading.Until December 2007 he was Director and Chief Executive Officer of Telefónica Europe Plc, then becoming a non-executive Director. From 2009 to 2015 he was Chairman of Ladbrokes, Plc. Chairman of the Charity Brainstorm organization.
Mr. Francisco Javier de Paz Mancho	Mr. Francisco Javier de Paz Mancho was appointed Director of Telefónica, S.A. in 2007, and therefore, in accordance with article 529 duodecies of the Spanish Companies Act ("Those who, among other situations, have been Directors for a continuous period of more than 12 years may not be considered Independent Directors under any circumstances"), and 12 years after his appointment, he was reclassified from Independent Director to 'Other External' Director.	Telefónica, S.A.	Graduate in Information and Advertising. Law Studies. IESE business Management Program (University of Navarra). Formerly Chairman of the State owned company MERCASA. From July 2016 to December 2021, he was Chairman of Telefónica Ingeniería de Seguridad, S.A. From 2014 to 2016, he was Chairman of Telefónica Gestión de Servicios Compartidos, S.A.U. He is currently a Director of Telefónica Brasil, S.A. and Telefónica Audiovisual Digital, S.L.U.

Total number of other external directors	2
Percentage of Board	13.33 %

Indicate any changes that have occurred during the period in each director's category:

Name or company name of director	Date of change	Previous category	Current category
—	—	—	—

C.1.4 Complete the following table with information relating to the number of female directors at the close of the past four years, as well as the category of each:

	Number of female directors				% of total directors for each category			
	Year 2022	Year 2021	Year 2020	Year 2019	Year 2022	Year 2021	Year 2020	Year 2019
Executive	0	0	0	0	0.00%	0.00%	0.00%	0.00%
Proprietary	0	0	0	0	0.00%	0.00%	0.00%	0.00%
Independent	5	5	5	5	55.56%	55.56%	55.56%	55.56%
Other external	0	0	0	0	0.00%	0.00%	0.00%	0.00%
Total	5	5	5	5	33.33%	33.33%	29.41%	29.41%

C.1.11 List the positions of director, administrator or representative thereof, held by directors or representatives of directors who are members of the company's board of directors in other entities, whether or not they are listed companies:

Identity of the director or representative	Company name of the listed or non-listed entity	Position
Mr. José María Alvarez-Pallete López	VMED O2 UK Ltd.	Director
Mr. Isidro Fainé Casas	Fundación Bancaria "la Caixa"	Chairman
	Criteria Caixa, S.A.U.	Chairman
	Inmo Criteria Caixa, S.A.U.	Chairman
	Caixa Capital Risc, SGEIC, S.A.	Chairman
	Confederación Española de Cajas de Ahorros (CECA)	Chairman
	World Savings Banks Institute (WSBI)	Chairman
	European Savings Banks Group (ESBG)	Vice-Chairman
	Confederación Española de Directivos y Ejecutivos (CEDE)	Chairman
	Capítulo Español del Club de Roma	Chairman
	Real Academia de las Ciencias Económicas y Financieras (RACEF)	Vice-Chairman
Mr. José María Abril Pérez	Arteche Lantegi Elkartea, S.A.	Director

Mr. José Javier Echenique Landiríbar	ACS, Actividades de Construcción y Servicios, S.A.	Director
	Telefónica Audiovisual Digital, S.L.U. (Telefónica Group)	Director
	Calcinor, S.L.	Director
	Dragados, S.L.	Director
Mr. Ángel Vilá Boix	VMED O2 UK Ltd.	Director
Mr. Peter Erskine	VMED O2 UK Ltd.	Director
Ms. María Luisa García Blanco	Ibercaja Banco, S.A.	Director
Mr. Peter Löscher	Royal Philips N.V.	Director
	Telefónica Deutschland Holding, AG (Telefónica Group)	Chairman
	Thyssen-Bornemisza Group AG	Director
	Doha Venture Capital LLC	Director
Ms. Verónica Pascual Boé	General de Alquiler de Maquinaria, S.A. (GAM)	Director
	Albp. Corp. S.L.U.	Sole Administrator
	ALBP SCR	Sole Administrator
	Asmv Technologies Distribution S.L.U.	Sole Administrator
	Manco Partners S.L.	Sole Administrator
	Fundación Asti Talent and Technology	Chairwoman
	Asti Mobile Robotics Inc	Sole Administrator
Mr. Francisco Javier de Paz Mancho	Telefónica Brasil, S.A. (Telefónica Group)	Director
	Telefónica Audiovisual Digital, S.L.U. (Telefónica Group)	Director
Mr. Francisco José Riberas Mera	Acek Desarrollo y Gestión Industrial, S.L.	Representative of Director
	Gestamp Automoción, S.A.	Chairman
	Sociedades del Grupo Gestamp Automoción	Director
	Holding Gonvarri, S. L.	Secretary Director
	Acek Energías Renovables, S.L.	Joint Administrator
	Sociedades del Grupo Acek Energías Renovables	Director
	Inmobiliaria Acek, S.L.	Joint Administrator
	Sociedades del Grupo Inmobiliaria Acek	Director
	CIE Automotive, S.A.	Director
	Otras sociedades participadas por Acek, Desarrollo y Gestión Industrial, S.L.	Director
	Orilla Asset Management, S.L.	Sole Administrator
	Q-Energy Tenencia y Gestión III, SCR, S.A.	Director
	Wallbox, N.V.	Director
	Otras sociedades participadas por Orilla Asset Management, S.L.	Director
	Sociedades del Grupo Gonvarri	Director

Ms. María Rotondo Urcola	Caceis Bank Spain, S.A.U.	Director
	Libertas 7	Director
	Santander Caceis Latam Holding 1, S.L.	Director
Ms. Claudia Sender Ramírez	Holcim Ltd.	Director
	Gerdau, S.A.	Director
	Embraer, la Empresa Brasileira de Aeronáutica, S.A.	Director
	Metalúrgica Gerdau, S.A.	Director
	Amigos do Bem	Director

Listed below are the positions indicated in the table above that are remunerated:

Mr. Isidro Fainé Casas: Chairman of Criteria Caixa, S.A.U.; Chairman of Inmo Criteria Caixa, S.A.U.; Chairman of Caixa Capital Risc, SGEIC, S.A.; and Chairman of Confederación Española de Cajas de Ahorros (CECA).

Mr. José María Abril Pérez: Director of Arteche Lantegi Elkartea, S.A.

Mr. José Javier Echenique Landiríbar: Director of ACS, Actividades de Construcción y Servicios, S.A.; Director of Telefónica Audiovisual Digital, S.L.U.; Director of Grupo Calcinor, S.L.; and Director of Dragados, S.L.

Mr. Peter Erskine: Director of VMED O2 UK Limited.

Mr. Peter Löscher: Director of Royal Philips N.V.; Chairman of Telefónica Deutschland Holding, AG; Director of Thyssen-Bornemisza Group AG; and Director of Doha Venture Capital LLC.

Ms. Verónica Pascual Boé: Director of General de Alquiler de Maquinaria, S.A. (GAM).

Mr. Francisco Javier de Paz Mancho: Director of Telefónica Brasil, S.A. and Director of Telefónica Audiovisual Digital, S.L.U.

Mr. Francisco José Riberas Mera: Representative of Director of Acek Desarrollo y Gestión Industrial, S.L.; Chairman of Gestamp Automoción, S.A.; Director of Group Companies Gestamp Automoción; Sole Director of Orilla Asset Management, S.L., and Director of Wallbox, N.V.

Ms. María Rotondo Urcola: Director of Caceis Bank Spain, S.A.U.; Director of Libertas 7; and Director of Santander Caceis Latam Holding 1, S.L.

Ms. Claudia Sender Ramírez: Director of Holcim Ltd; Director of Gerdau, S.A.; Director of Embraer, Empresa Brasileira de Aeronáutica, S.A., and Director of Metalúrgica Gerdau, S.A.

Ms. María Luisa García Blanco: Director of Ibercaja Banco, S.A.

Indicate, where appropriate, the other remunerated activities of the directors or directors' representatives, whatever their nature, other than those indicated in the previous table.

Mr. José Javier Echenique Landiríbar: Member of the Advisory Board of Telefónica España and Member of McKinsey Advisory Council.

Mr. José María Abril Pérez: Advisor of Madlane Bay, S.L.

Mr. Juan Ignacio Cirac Sasturain: Director of the Max-Planck Theory Division, Institut fur Quantenoptik; Director and scientific member of the Max Planck Society (Germany); Member of the Advisory Board of Telefónica Tech, and member of the Advisory Board of Seguridad de Telefónica Ingeniería de Seguridad.

Ms. María Luisa García Blanco: Member of the Advisory Board of Telefónica España; Partner of Salama García Blanco Abogados; and Member of the CIMA Governance and Control Committee.

Mr. Francisco Javier de Paz Mancho: Member of the Advisory Boards of Telefónica España and Telefónica Hispanoamérica.

Ms. María Rotondo Urcola: Co-Director Exec Education SYCA of IE Instituto de Empresa; Professor of IE Instituto de Empresa; and Professor of BME.

Ms. Claudia Sender Ramírez: Member of the Advisory Boards of Telefónica Tech and Telefónica Hispanoamérica.

Ms. Verónica Pascual Boé: Member of the Advisory Board of Telefónica Tech, and Global Manager of Robótica Móvil Autónoma ABB Espala.

Ms. Carmen García de Andrés: Sporadic lectures and classes in various educational institutions.

C.1.12 Indicate whether the company has established rules on the maximum number of company boards on which its directors may sit, explaining if necessary and identifying where this is regulated, if applicable:

Yes.

C.1.13 Indicate the remuneration received by the Board of Directors as a whole for the following items:

Remuneration accruing in favour of the Board of Directors in the financial year (thousands of euros)	15,710
Funds accumulated by current directors for long-term savings systems with consolidated economic rights (thousands of euros)	2,120
Funds accumulated by current directors for long-term savings systems with unconsolidated economic rights (thousands of euros)	17,744
Pension rights accumulated by former directors (thousands of euros)	509

C.1.14 Identify members of senior management who are not also executive directors and indicate their total remuneration accrued during the financial year:

Name or company name	Position(s)
Mr. Pablo de Carvajal González	General Secretary and Secretary of the Board of Directors, Director Global of Regulation and Head of Security area
Ms. Laura Abasolo García de Baquedano	Chief Financial and Control Officer & Head of Hispanoamérica
Mr. Eduardo Navarro de Carvalho	Chief Corporate Affairs & Sustainability Officer
Mr. Mark Evans	Chief Strategy & Development Officer
Mr. Juan Francisco Gallego Arrechea	General Manager of Internal Audit

Number of women in senior management	1
Percentage of total senior management	20 %

Total remuneration of senior management (thousand euros)	11,375

C.1.15 Indicate whether the Board regulations were amended during the year

No.

C.1.21 Explain whether there are any specific requirements, other than those relating to directors, for being appointed as chairman of the Board of Directors.

Yes.

C.1.23 Indicate whether the articles of incorporation or Board regulations establish any term limits for independent directors other than those required by law or any other additional requirements that are stricter than those provided by law:

No.

C.1.25 Indicate the number of meetings held by the Board of Directors during the year. Also indicate, if applicable, the number of times the Board met without the chairman being present. Meetings where the chairman gave specific proxy instructions are to be counted as attended.

Number of Board meetings	14
Number of Board meetings held without the chairman's presence	0

Indicate the number of meetings held by the coordinating director with the other directors, where there was neither attendance nor representation of any executive director:

Number of meetings	1

Indicate the number of meetings held by each Board committee during the financial year:

Number of meetings held by the Executive Committee	15
Number of meetings held by the Audit and Control Committee	12
Number of meetings held by the Nominating, Compensation and Corporate Governance Committee	12
Number of meetings held by the Sustainability and Quality Committee	10
Number of meetings held by the Regulation and Institutional Affairs Committee	11
Number of meetings held by the Strategy and Innovation Committee	9

C.1.26 Indicate the number of meetings held by the Board of Directors during the year with member attendance data:

Number of meetings at which at least 80% of the directors were present in person	13
Attendance in person as a % of total votes during the year	96.67 %
Number of meetings with attendance in person or proxies given with specific instructions, by all directors	14
Votes cast in person and by proxies with specific instructions, as a % of total votes during the year	100 %

C. 1.27 Indicate whether the individual and consolidated financial statements submitted to the Board for issue are certified in advance:

No.

Identify, if applicable, the person(s) who certified the individual and consolidated financial statements of the company for issue by the Board:

-

C.1.29 Is the secretary of the Board also a director?

No.

If the secretary is not a director, complete the following table:

Name or company name of the secretary	Representative
Mr. Pablo de Carvajal González	—

C.1.31 Indicate whether the company changed its external auditor during the year. If so, identify the incoming and outgoing auditors:

No.

If there were any disagreements with the outgoing auditor, explain their content:

No.

C.1.32 Indicate whether the audit firm performs any non-audit work for the company and/or its group and, if so, state the amount of fees it received for such work and express this amount as a percentage of the total fees invoiced to the company and/or its group for audit work:

Yes.

	Company	Group Company	Total
Amount of non-audit work (thousands of euros)	765	595	1.360
Amount of non-audit work / Amount of audit work (%)	19.29	3.7	6.78

Observations
That amount is full related to Audit-related services: work related to the review of the information required by regulatory authorities, agreed financial reporting procedures not requested by legal or regulatory bodies, the issuance of comfort letters, the report on the information relating to the system of internal control over financial reporting (ICFR), and the verification of the non-financial information in the annual reports. The company and/or its Group has not engaged the audit firm for any services other than audit or audit-related services.

C.1.33 Indicate whether the auditors' report on the financial statements for the preceding year contains reservations. If so, indicate the reasons given to shareholders at the general meeting by the chairman of the audit committee to explain the content and extent of the qualified opinion or reservations.

No.

C.1.34 Indicate the number of consecutive years for which the current audit firm has been auditing the company's individual and/or consolidated financial statements. Also, indicate the number of years audited by the current audit firm as a percentage of the total number of years in which the financial statements have been audited:

	Individual	Consolidated
Number of consecutive years	6	6
Number of years audited by the current audit firm/ number of years in which the company has been audited (in %)	15	18.75

C.1.35 Indicate whether there is a procedure for directors to be sure of having the information necessary to prepare the meetings of the governing bodies with sufficient time; provide details if applicable:

Yes.

Detail the procedure

The Company adopts the necessary measures, whenever possible, that the Directors receive the necessary information, specially drawn up and geared to preparing the meetings of the Board and its Committees, sufficiently in advance. Under no circumstances shall such a requirement not be fulfilled, on the grounds of the importance or the confidential nature of the information, apart from absolutely exceptional cases.

In this regard, and in accordance with Articles 18 and 20 of the Regulation of the Board of Directors, at the beginning of each year the Board of Directors and its Committees set the calendar of ordinary meetings to be held during the year. The calendar may be amended by resolution of the Board itself, or by decision of the Chairman, in which case the Directors shall be made aware of the amendment as soon as practicable. Likewise, the Regulations of the Audit and Control Committee and the Regulations of the Nominations, Compensation and Good Governance Committee detail the operating regime of these Committees.

Also, the Board and its Committees shall prepare an Action Plan detailing the actions to be carried out and their timing for each year, as per their assigned powers and duties.

Likewise, all the meetings of the Board and the Board Committees have a pre-established agenda, which is communicated at least three days prior to the date scheduled for the meeting together with the call for the session. The Agenda for each meeting will clearly state points on which the Board of Directors, or the Executive Committee, have to adopt a decision or resolution.

For the same purpose, in general, the Directors are sent the documentation related to the agenda of the meetings sufficiently in advance. In accordance with Article 19 of the Regulations of the Board of Directors, the Chairman of the Board of Directors organizes the debates, promoting and encouraging all Directors to play an active role in the deliberations, safeguarding their right to freely adopt their own position on all matters. Moreover, with the assistance of the Secretary, he shall ensure that the Directors are sent sufficient information to discuss the points set out in the agenda sufficiently in advance of the meeting. He also ensures that sufficient time is given over to discussing strategic matters, and shall encourage debate during meetings, safeguarding the Directors' right to adopt their positions freely on all points discussed.

To provide all the information and clarifications necessary in relation to certain points deliberated, the Group's senior executive officers attend nearly all the Board and Committee meetings to explain the matters within their powers.

Furthermore, and as a general rule, the Regulations of the Board of Directors (Article 27) expressly establish that Directors are granted the broadest powers to obtain information about all aspects of the Company, to examine its books, records, documents and other data regarding corporate transactions. Exercising of this right to receive information shall be channeled through the Chairman or Secretary to the Board of Directors, who shall respond to the requests made by the Directors, providing them with the requested information directly or offering them the proper contacts at the appropriate level of the organization.

C.1.39 Identify individually as regards directors, and in aggregate form in other cases, and provide details of any agreements between the company and its directors, executives or employees containing indemnity or golden parachute clauses in the event of resignation or dismissal without due cause or termination of employment as a result of a takeover bid or any other type of transaction.

Number of beneficiaries	9
Type of beneficiary Executive Directors, Senior Managers and other Employees	

Description of Agreement: With regards to the conditions applicable to termination of contracts, the Executive Chairman, Mr. José María Álvarez-Pallete López, and the Chief Operating Officer (C.O.O.), Mr. Ángel Vilá Boix, maintain the conditions of his previous contract which provided for agreed economic compensation for the termination of the employment relationship, where applicable, that can amount to four years' of remuneration at the most. Annual remuneration on which the indemnity is based is the last fixed remuneration and the arithmetic

mean of the last two variable remuneration payments received by contract.

Regarding the contracts of members of Senior Management, in general, they are contractually entitled the right to receive the economic compensation indicated below in the event that their employment relationship is ended for reasons attributable to the Company or, in some instances, is due to objective reasons such as a change of control in the Company. However, if the employment relationship is terminated because of a breach attributable to the Executive, he/she will not be entitled to any compensation whatsoever. That notwithstanding, in certain cases the severance benefit to be received by the member of Senior Management according to their contract is not calculated as per these general criteria, but rather is based on other circumstances of a personal or professional nature or on the time when the contract was signed. The agreed economic compensation for the termination of the employment relationship, where applicable, consists of a maximum of three times annual remuneration plus another year based on length of service at the Company. Annual remuneration on which the indemnity is based is the last fixed remuneration and the arithmetic mean of the last two variable remuneration payments received by contract.

Meanwhile, contracts that tie employees to the Company under a common employment relationship do not include indemnity clauses for the termination of their employment. In these cases, the employee is entitled to any indemnity set forth in prevailing labor legislation. However, contracts of some company employees, depending on their level and seniority, as well as their personal or professional circumstances or when they signed their contracts, establish their right to receive compensation in the same cases as in the preceding paragraph, generally consisting of a year and a half salary. The annual salary on which the indemnity is based is the last fixed salary and the average amount of the last two variable payments received by contract.

Indicate whether, beyond the cases established by legislation, these agreements have to be communicated and/or authorised by the governing bodies of the company or its group. If so, specify the procedures, the cases concerned and the nature of the bodies responsible for their approval or communication:

	Board of directors	General Shareholders' Meeting
Body authorizing the clauses	-	-

Are these clauses notified to the General Shareholders' Meeting	No

C.2 Committees of the Board of Directors

C.2.1 Provide details of all committees of the Board of Directors, their members, and the proportion of executive, proprietary, independent and other external directors forming them:

EXECUTIVE COMMISSION

Name	Position	Current
Mr. José María Álvarez-Pallete López	Chairman	Executive
Mr. Isidro Fainé Casas	Vice Chairman	Proprietary
Mr. José María Abril Pérez	Vice Chairman	Proprietary
Mr. José Javier Echenique Landiríbar	Vice Chairman	Independent
Mr. Ángel Vilá Boix	Member	Executive
Mr. Peter Erskine	Member	Other External
Mr. Peter Löscher	Member	Independent
Mr. Francisco Javier de Paz Mancho	Member	Other External

% of executive directors	25.00%
% of proprietary directors	25.00%
% of independent directors	25.00%
% of external directors	25.00%

AUDIT AND CONTROL COMMITTEE

Name	Position	Current
Mr. Peter Löscher	Chairman	Independent
Mr. José Javier Echenique Landiríbar	Member	Independent
Ms. Carmen García de Andrés	Member	Independent
Ms. María Rotondo Urcola	Member	Independent

% of executive directors	0.00%
% of proprietary directors	0.00%
% of independent directors	100.00%
% of other external directors	0.00%

Identify the directors who are members of the audit committee and have been appointed taking into account their knowledge and experience in accounting or audit matters, or both, and state the date that the Chairperson of this committee was appointed.

Name of directors with experience
Mr. Peter Löscher
Mr. José Javier Echenique Landiríbar
Ms. Carmen García de Andrés
Ms. María Rotondo Urcola
Date of appointment of the chairperson
19/02/2020

NOMINATING, COMPENSATION AND CORPORATE GOVERNANCE COMMITTEE

Name	Position	Current
Mr. José Javier Echenique Landiríbar	Chairman	Independent
Mr. Peter Erskine	Member	Other External
Mr. Peter Löscher	Member	Independent
Ms. María Luisa García Blanco	Member	Independent
Mr. Francisco Javier de Paz Mancho	Member	Other External

% of executive directors	0.00%
% of proprietary directors	0.00%
% of independent directors	60.00%
% of other external directors	40.00%

REGULATION AND INSTITUTIONAL AFFAIRS COMMITTEE

Name	Position	Current
Mr. Francisco Javier De Paz Mancho	Chairman	Other External
Mr. Juan Ignacio Cirac Sasturain	Member	Independent
Ms. María Luisa García Blanco	Member	Independent
Ms. Carmen García de Andrés	Member	Independent

% of executive directors	0.00%
% of proprietary directors	0.00%
% of independent directors	75.00%
% of other external directors	25.00%

SUSTAINABILITY AND QUALITY COMMITTEE

Name	Position	Current
Ms. María Luisa García Blanco	Chairman	Independent
Mr. Juan Ignacio Cirac Sasturain	Member	Independent
Ms. Carmen García Andrés	Member	Independent
Mr. Francisco Javier de Paz Mancho	Member	Other External
Ms. María Rotondo Urcola	Member	Independent
Ms. Claudia Sender Ramírez	Member	Independent

% of executive directors	0.00%
% of proprietary directors	0.00%
% of independent directors	83.33%
% of other external directors	16.67%

STRATEGY AND INNOVATION COMMITTEE

Name	Position	Current
Mr. Peter Erskine	Chairman	Other External
Mr. José María Abril Pérez	Member	Proprietary
Mr. Juan Ignacio Cirac Sasturain	Member	Independent
Ms. Verónica Pascual Boé	Member	Independent
Ms. Claudia Sender Ramírez	Member	Independent

% of executive directors	0.00%
% of proprietary directors	20.00%
% of independent directors	60.00%
% of other external directors	20.00%

C.2.2 Complete the following table with information regarding the number of female directors who were members of Board committees at the close of the past four years:

Number of female directors				
	2022 Year Number %	**2021 Year Number %**	**2020 Year Number %**	**2019 Year Number %**
Executive Commission	0	0	0	0
Audit and Control Committee	2 (50.00%)	2 (50.00%)	1 (25.00%)	1 (25.00%)
Nominating, Compensation and Corporate Governance Committee	1 (20.00%)	1 (20.00%)	1 (20.00%)	2 (40.00%)
Regulation and Institutional Affairs Committee	2 (50.00%)	2 (50.00%)	1 (25.00%)	1 (25.00%)
Sustainability and Quality Committee	4 (66.67%)	4 (66.67%)	2 (40.00%)	2 (50.00%)
Strategy and Innovation Committee	2 (40.00%)	2 (40.00%)	1 (16.67%)	1 (16.67%)

D. Related-Party and Intragroup Transactions

D.2 Give individual details of operations that are significant due to their amount or of importance due to their subject matter carried out between the company or its subsidiaries and shareholders holding 10% or more of the voting rights or who are represented on the board of directors of the company, indicating which has been the competent body for its approval and if any affected shareholder or director has abstained. In the event that the board of directors has responsibility, indicate if the proposed resolution has been approved by the Board without a vote against the majority of the independents:

	Name or company name of the shareholder or any of its subsidiaries	% Shareholding	Name or company name of the company or entity within its group	Amount (thousands of euros)	Approving body	Identity of the significant shareholder or director who has abstained	The proposal to the board, if applicable, has been approved by the board without a vote against the majority of independents
(1)	BBVA and/or Group BBVA	4.87	Telefónica, S.A.	3,624	Board of Directors	Proprietary Director BBVA	N/A
(2)	BBVA and/or Group BBVA	4.87	Telefónica, S.A.	1,467	Board of Directors	Proprietary Director BBVA	N/A
(3)	BBVA and/or Group BBVA	4.87	Telefónica, S.A.	273	Board of Directors	Proprietary Director BBVA	N/A
(4)	BBVA and/or Group BBVA	4.87	Telefónica, S.A.	1,680	Board of Directors	Proprietary Director BBVA	N/A
(5)	BBVA and/or Group BBVA	4.87	Telefónica, S.A.	15,456	Board of Directors	Proprietary Director BBVA	N/A
(6)	BBVA and/or Group BBVA	4.87	Telefónica, S.A.	52,981	Board of Directors	Proprietary Director BBVA	N/A
(7)	BBVA and/or Group BBVA	4.87	Telefónica, S.A.	235,800	Board of Directors	Proprietary Director BBVA	N/A
(8)	BBVA and/or Group BBVA	4.87	Telefónica, S.A.	785	Board of Directors	Proprietary Director BBVA	N/A
(9)	BBVA and/or Group BBVA	4.87	Telefónica, S.A.	77,385	Board of Directors	Proprietary Director BBVA	N/A
(10)	BBVA and/or Group BBVA	4.87	Telefónica, S.A.	5,286,117	Board of Directors	Proprietary Director BBVA	N/A
(11)	BBVA and/or Group BBVA	4.87	Telefónica, S.A.	226,513	Board of Directors	Proprietary Director BBVA	N/A
(12)	BBVA and/or Group BBVA	4.87	Telefónica, S.A.	785	Board of Directors	Proprietary Director BBVA	N/A
(13)	BBVA and/or Group BBVA	4.87	Telefónica, S.A.	52,981	Board of Directors	Proprietary Director BBVA	N/A
(14)	BBVA and/or Group BBVA	4.87	Telefónica, S.A.	235,800	Board of Directors	Proprietary Director BBVA	N/A
(15)	BBVA and/or Group BBVA	4.87	Rest of Telefónica Group	7.263	Board of Directors	Proprietary Director BBVA	N/A
(16)	BBVA and/or Group BBVA	4.87	Rest of Telefónica Group	5.363	Board of Directors	Proprietary Director BBVA	N/A

(17)	BBVA and/or Group BBVA	4.87	Rest of Telefónica Group	2.166	Board of Directors	Proprietary Director BBVA	N/A
(18)	BBVA and/or Group BBVA	4.87	Rest of Telefónica Group	901	Board of Directors	Proprietary Director BBVA	N/A
(19)	BBVA and/or Group BBVA	4.87	Rest of Telefónica Group	12,641	Board of Directors	Proprietary Director BBVA	N/A
(20)	BBVA and/or Group BBVA	4.87	Rest of Telefónica Group	264	Board of Directors	Proprietary Director BBVA	N/A
(21)	BBVA and/or Group BBVA	4.87	Rest of Telefónica Group	39,635	Board of Directors	Proprietary Director BBVA	N/A
(22)	BBVA and/or Group BBVA	4.87	Rest of Telefónica Group	7,157	Board of Directors	Proprietary Director BBVA	N/A
(23)	BBVA and/or Group BBVA	4.87	Rest of Telefónica Group	771	Board of Directors	Proprietary Director BBVA	N/A
(24)	BBVA and/or Group BBVA	4.87	Rest of Telefónica Group	5,813	Board of Directors	Proprietary Director BBVA	N/A
(25)	BBVA and/or Group BBVA	4.87	Rest of Telefónica Group	86,906	Board of Directors	Proprietary Director BBVA	N/A
(26)	BBVA and/or Group BBVA	4.87	Rest of Telefónica Group	165,008	Board of Directors	Proprietary Director BBVA	N/A
(27)	BBVA and/or Group BBVA	4.87	Rest of Telefónica Group	221	Board of Directors	Proprietary Director BBVA	N/A
(28)	BBVA and/or Group BBVA	4.87	Rest of Telefónica Group	12,190	Board of Directors	Proprietary Director BBVA	N/A
(29)	BBVA and/or Group BBVA	4.87	Rest of Telefónica Group	491,956	Board of Directors	Proprietary Director BBVA	N/A
(30)	BBVA and/or Group BBVA	4.87	Rest of Telefónica Group	41,518	Board of Directors	Proprietary Director BBVA	N/A
(31)	BBVA and/or Group BBVA	4.87	Rest of Telefónica Group	14,261	Board of Directors	Proprietary Director BBVA	N/A
(32)	BBVA and/or Group BBVA	4.87	Rest of Telefónica Group	12,195	Board of Directors	Proprietary Director BBVA	N/A
(33)	BBVA and/or Group BBVA	4.87	Rest of Telefónica Group	18	Board of Directors	Proprietary Director BBVA	N/A
(34)	BBVA and/or Group BBVA	4.87	Rest of Telefónica Group	86,906	Board of Directors	Proprietary Director BBVA	N/A
(35)	CaixaBank and/or Group CaixaBank	3.5	Telefónica, S.A.	554	Board of Directors	Proprietary Director CaixaBank	N/A
(36)	CaixaBank and/or Group CaixaBank	3.5	Telefónica, S.A.	1,799	Board of Directors	Proprietary Director CaixaBank	N/A
(37)	CaixaBank and/or Group CaixaBank	3.5	Telefónica, S.A.	3	Board of Directors	Proprietary Director CaixaBank	N/A
(38)	CaixaBank and/or Group CaixaBank	3.5	Telefónica, S.A.	43,250	Board of Directors	Proprietary Director CaixaBank	N/A
(39)	CaixaBank and/or Group CaixaBank	3.5	Telefónica, S.A.	200	Board of Directors	Proprietary Director CaixaBank	N/A
(40)	CaixaBank and/or Group CaixaBank	3.5	Telefónica, S.A.	56	Board of Directors	Proprietary Director CaixaBank	N/A
(41)	CaixaBank and/or Group CaixaBank	3.5	Telefónica, S.A.	68,701	Board of Directors	Proprietary Director CaixaBank	N/A
(42)	CaixaBank and/or Group CaixaBank	3.5	Telefónica, S.A.	263,666	Board of Directors	Proprietary Director CaixaBank	N/A

(43)	CaixaBank and/ or Group CaixaBank	3.5	Telefónica, S.A.	40,997	Board of Directors	Proprietary Director CaixaBank	N/A
(44)	CaixaBank and/ or Group CaixaBank	3.5	Telefónica, S.A.	56	Board of Directors	Proprietary Director CaixaBank	N/A
(45)	CaixaBank and/ or Group CaixaBank	3.5	Telefónica, S.A.	43,250	Board of Directors	Proprietary Director CaixaBank	N/A
(46)	CaixaBank and/ or Group CaixaBank	3.5	Rest of Telefónica Group	27,802	Board of Directors	Proprietary Director CaixaBank	N/A
(47)	CaixaBank and/ or Group CaixaBank	3.5	Rest of Telefónica Group	3,407	Board of Directors	Proprietary Director CaixaBank	N/A
(48)	CaixaBank and/ or Group CaixaBank	3.5	Rest of Telefónica Group	457,637	Board of Directors	Proprietary Director CaixaBank	N/A
(49)	CaixaBank and/ or Group CaixaBank	3.5	Rest of Telefónica Group	2	Board of Directors	Proprietary Director CaixaBank	N/A
(50)	CaixaBank and/ or Group CaixaBank	3.5	Rest of Telefónica Group	84	Board of Directors	Proprietary Director CaixaBank	N/A
(51)	CaixaBank and/ or Group CaixaBank	3.5	Rest of Telefónica Group	69,440	Board of Directors	Proprietary Director CaixaBank	N/A
(52)	CaixaBank and/ or Group CaixaBank	3.5	Rest of Telefónica Group	51,392	Board of Directors	Proprietary Director CaixaBank	N/A
(53)	CaixaBank and/ or Group CaixaBank	3.5	Rest of Telefónica Group	794	Board of Directors	Proprietary Director CaixaBank	N/A
(54)	CaixaBank and/ or Group CaixaBank	3.5	Rest of Telefónica Group	82,294	Board of Directors	Proprietary Director CaixaBank	N/A
(55)	CaixaBank and/ or Group CaixaBank	3.5	Rest of Telefónica Group	260	Board of Directors	Proprietary Director CaixaBank	N/A
(56)	CaixaBank and/ or Group CaixaBank	3.5	Rest of Telefónica Group	148,229	Board of Directors	Proprietary Director CaixaBank	N/A
(57)	CaixaBank and/ or Group CaixaBank	3.5	Rest of Telefónica Group	159,573	Board of Directors	Proprietary Director CaixaBank	N/A
(58)	CaixaBank and/ or Group CaixaBank	3.5	Rest of Telefónica Group	657,014	Board of Directors	Proprietary Director CaixaBank	N/A
(59)	CaixaBank and/ or Group CaixaBank	3.5	Rest of Telefónica Group	30,236	Board of Directors	Proprietary Director CaixaBank	N/A
(60)	CaixaBank and/ or Group CaixaBank	3.5	Rest of Telefónica Group	104,822	Board of Directors	Proprietary Director CaixaBank	N/A
(61)	CaixaBank and/ or Group CaixaBank	3.5	Rest of Telefónica Group	148,229	Board of Directors	Proprietary Director CaixaBank	N/A

	Name or company name of the shareholder or any of its subsidiaries	Nature of the relationship	Type of operation and other information required for its evaluation
(1)	BBVA and/or Group BBVA	Contractual	Financial expenses
(2)	BBVA and/or Group BBVA	Contractual	Receipt of services
(3)	BBVA and/or Group BBVA	Contractual	Other expenses
(4)	BBVA and/or Group BBVA	Contractual	Financial revenues
(5)	BBVA and/or Group BBVA	Contractual	Dividends received
(6)	BBVA and/or Group BBVA	Contractual	Finance Agreements: Loans (Borrower)
(7)	BBVA and/or Group BBVA	Contractual	Finance Agreements: Others (Borrower)
(8)	BBVA and/or Group BBVA	Contractual	Finance Agreements: Loans (Lender)
(9)	BBVA and/or Group BBVA	Contractual	Dividends and other distributed earnings
(10)	BBVA and/or Group BBVA	Contractual	Derivatives (same operation as line 11, for the amount of notional value)
(11)	BBVA and/or Group BBVA	Contractual	Derivatives (same operation as line 10, for the amount of fair value)
(12)	BBVA and/or Group BBVA	Contractual	Other receivables
(13)	BBVA and/or Group BBVA	Contractual	Loans and receivables received
(14)	BBVA and/or Group BBVA	Contractual	Other payment obligations
(15)	BBVA and/or Group BBVA	Contractual	Financial expenses
(16)	BBVA and/or Group BBVA	Contractual	Receipt of services
(17)	BBVA and/or Group BBVA	Contractual	Remunerations
(18)	BBVA and/or Group BBVA	Contractual	Other expenses
(19)	BBVA and/or Group BBVA	Contractual	Financial revenues
(20)	BBVA and/or Group BBVA	Contractual	Collaboration agreements
(21)	BBVA and/or Group BBVA	Contractual	Service delivery
(22)	BBVA and/or Group BBVA	Contractual	Sale of goods (finished or in progress)
(23)	BBVA and/or Group BBVA	Contractual	Gains on derecognition or disposal of assets
(24)	BBVA and/or Group BBVA	Contractual	Other revenues
(25)	BBVA and/or Group BBVA	Contractual	Finance Agreements: Loans (Borrower)
(26)	BBVA and/or Group BBVA	Contractual	Guarantees and collaterals received
(27)	BBVA and/or Group BBVA	Contractual	Commitments made

(28)	BBVA and/or Group BBVA	Contractual	Finance Agreements: Loans (Lender)
(29)	BBVA and/or Group BBVA	Contractual	Derivatives (same operation as line 30, for the amount of notional value)
(30)	BBVA and/or Group BBVA	Contractual	Derivatives (negative value) (same operation as line 29, for the amount of fair value)
(31)	BBVA and/or Group BBVA	Contractual	Trade receivables and trade debtors
(32)	BBVA and/or Group BBVA	Contractual	Other receivables
(33)	BBVA and/or Group BBVA	Contractual	Suppliers and trade creditors
(34)	BBVA and/or Group BBVA	Contractual	Loans and receivables received
(35)	CaixaBank, and/or Group CaixaBank	Contractual	Financial expenses
(36)	CaixaBank, and/or Group CaixaBank	Contractual	Receipt of services
(37)	CaixaBank, and/or Group CaixaBank	Contractual	Other expenses
(38)	CaixaBank, and/or Group CaixaBank	Contractual	Finance Agreements: Others (Borrower)
(39)	CaixaBank, and/or Group CaixaBank	Contractual	Guarantees and collaterals received
(40)	CaixaBank, and/or Group CaixaBank	Contractual	Finance Agreements: Loans (Lender)
(41)	CaixaBank, and/or Group CaixaBank	Contractual	Dividends and other distributed earnings
(42)	CaixaBank, and/or Group CaixaBank	Contractual	Derivatives (same operation as line 43, for the amount of notional value)
(43)	CaixaBank, and/or Group CaixaBank	Contractual	Derivatives (same operation as line 42, for the amount of fair value)
(44)	CaixaBank, and/or Group CaixaBank	Contractual	Other receivables
(45)	CaixaBank, and/or Group CaixaBank	Contractual	Other payment obligations
(46)	CaixaBank, and/or Group CaixaBank	Contractual	Financial expenses
(47)	CaixaBank, and/or Group CaixaBank	Contractual	Receipt of services
(48)	CaixaBank, and/or Group CaixaBank	Contractual	Purchase of goods (finished or in progress)
(49)	CaixaBank, and/or Group CaixaBank	Contractual	Other expenses
(50)	CaixaBank, and/or Group CaixaBank	Contractual	Financial revenues
(51)	CaixaBank, and/or Group CaixaBank	Contractual	Service delivery
(52)	CaixaBank, and/or Group CaixaBank	Contractual	Sale of goods (finished or in progress)
(53)	CaixaBank, and/or Group CaixaBank	Contractual	Other revenues
(54)	CaixaBank, and/or Group CaixaBank	Contractual	Purchases of intangible assets
(55)	CaixaBank, and/or Group CaixaBank	Contractual	Purchases of tangible fixed assets
(56)	CaixaBank, and/or Group CaixaBank	Contractual	Finance Agreements: Loans (Borrower)

(57)	CaixaBank, and/or Group CaixaBank	Contractual	Guarantees and collaterals received
(58)	CaixaBank, and/or Group CaixaBank	Contractual	Commitments made
(59)	CaixaBank, and/or Group CaixaBank	Contractual	Trade receivables and trade payables
(60)	CaixaBank, and/or Group CaixaBank	Contractual	Suppliers and trade creditors
(61)	CaixaBank, and/or Group CaixaBank	Contractual	Loans and receivables

D.3 Give individual details of the operations that are significant due to their amount or relevant due to their subject matter carried out by the company or its subsidiaries with the administrators or managers of the company, including those operations carried out with entities that the administrator or manager controls or controls jointly, indicating the competent body for its approval and if any affected shareholder or director has abstained. In the event that the board of directors has responsibility, indicate if the proposed resolution has been approved by the board without a vote against the majority of the independents:

D.4 Report individually on intragroup transactions that are significant due to their amount or relevant due to their subject matter that have been undertaken by the company with its parent company or with other entities belonging to the parent's group, including subsidiaries of the listed company, except where no other related party of the listed company has interests in these subsidiaries or that they are fully owned, directly or indirectly, by the listed company.

In any case, report any intragroup transaction conducted with entities established in countries or territories considered as tax havens:

D.5 Give individual details of the operations that are significant due to their amount or relevant due to their subject matter carried out by the company or its subsidiaries with other related parties pursuant to the international accounting standards adopted by the EU, which have not been reported in previous sections.

G. Degree of Compliance with Corporate Governance Recommendations

Specify the Company's degree of compliance with recommendations of the Good Governance Code for listed companies.

In the event that a recommendation is not followed or only partially followed, a detailed explanation of the reasons must be included so that shareholders, investors and the market in general have enough information to assess the company´s conduct. General explanations are not acceptable.

1. That the Articles of Association of listed companies should not limit the maximum number of votes that may be cast by one shareholder or contain other restrictions that hinder the takeover of control of the company through the acquisition of its shares on the market.

Explain

In accordance with Article 26 of the Corporate Bylaws, no shareholder may cast a number of votes in excess of 10 percent of the total voting capital existing at any time, regardless of the number of shares held by such shareholder and in full compliance with mandatory requirements of law. In determining the maximum number of votes that each shareholder may cast, only the shares held by each such shareholder shall be computed. It does not include additional votes cast on behalf of other shareholders who may have appointed them as proxy, who are themselves likewise restricted by the 10 percent voting ceiling.

The limitation established in the preceding paragraphs shall also apply to the maximum number of votes that may be collectively or individually cast by two or more shareholder companies belonging to the same group of entities, as well as to the maximum number of votes that may be cast by an individual or corporate shareholder and the entity or entities that are shareholders themselves and which are directly or indirectly controlled by such individual or corporate shareholder.

In addition, Article 30 of the Corporate Bylaws stipulates that no person may be appointed as Director unless they have held, for more than three years prior to their appointment, a number of shares of the Company representing a nominal value of at least 3,000 euros, which the Director may not transfer while in office. These requirements shall not apply to those persons who, at the time of their appointment, are related to the Company under an employment or professional relationship, or when the Board of Directors resolves to waive such requirements with the favorable vote of at least 85 percent of its members.

Article 31 of the Corporate Bylaws establishes that, in order for a Director to be appointed Chairman, Vice-Chairman, Chief Executive Officer or member of the Executive Commission, it shall be necessary for such Director to have served on the Board for at least the three years immediately prior to any such appointment. However, such length of service shall not be required if the appointment is made with the favorable vote of at least 85 percent of the members of the Board of Directors.

The Corporate Bylaws (Article 26) restrict the number of shares that may be cast by a single shareholder or by shareholders belonging to the same group in order to achieve a suitable balance and protect the position of minority shareholders, thus avoiding a potential concentration of votes among a reduced number of shareholders, which could impact on the guiding principle that the General Shareholders' Meeting must act in the social interest and interest of all the shareholders. Telefónica believes that this measure does not constitute a blocking mechanism of takeover bids but rather a guarantee that the acquisition of control required the sufficient support of all shareholders, because, naturally, and as taught by experience, potential offerors may make their offer conditional upon the removal of this requirement.

In relation to the above and in accordance with the provisions of Article 527 of the Spanish Corporations Act, any clauses in the Bylaws of listed corporations that directly or indirectly restrict the number of shares that may be cast by a single shareholder by shareholders belonging to the same group or by any parties acting together with the aforementioned, will rendered null and void when, subsequent to a takeover bid, the offeror has a stake equal to or over 70% of the share capital which confers voting rights, unless the offeror was not subject to neutralization measures to prevent a takeover bid or had not adapted these measures accordingly.

In addition, the special requirements for appointment as Director (Article 30 of the Corporate Bylaws) or as Chairman, Vice-Chairman, Chief Operating Officer or member of the Executive Commission (Article 31 of the Corporate Bylaws) are justified by the desire that access to the management decision-making body and to the most significant positions thereon is reserved to persons who have demonstrated their commitment to the Company and who, in addition, have adequate experience as members of the Board, such that continuity of the management model adopted by the Telefónica Group may be assured in the interest of all of its shareholders and stakeholders. In any event, these special requirements may be waived by broad consensus among the members of the Board of Directors, namely, with the favorable vote of at least 85

percent of its members, as provided by the aforementioned Articles of the Corporate Bylaws.

2. That when the listed company is controlled by another entity in the meaning of Article 42 of the Commercial Code, whether listed or not, and has, directly or through its subsidiaries, business relations with said entity or any of its subsidiaries (other than the listed company) or carries out activities related to the those of any of them it should make accurate public disclosures on:

a)The respective areas of activity and possible business relationships between the listed company or its subsidiaries and the parent company or its subsidiaries.

b)The mechanisms in place to resolve any conflicts of interest that may arise.

Not applicable

3. That, during the ordinary General Shareholders' Meeting, as a complement to the distribution of the written annual corporate governance report, the chairman of the Board of Directors should inform shareholders orally, in sufficient detail, of the most significant aspects of the company's corporate governance, and in particular:

a) Changes that have occurred since the last General Shareholders' Meeting.

b) Specific reasons why the company has not followed one or more of the recommendations of the Code of Corporate Governance and the alternative rules applied, if any.

Complies

4. That the company should define and promote a policy on communication and contact with shareholders and institutional investors, within the framework of their involvement in the company, and with proxy advisors that complies in all aspects with rules against market abuse and gives equal treatment to similarly situated shareholders. And that the company should publish this policy on its website, including information on how it has been put into practice and identifying the contact persons or those responsible for implementing it.

And that, without prejudice to the legal obligations regarding dissemination of inside information and other types of regulated information, the company should also have a general policy regarding the communication of economic-financial, non-financial and corporate information through such channels as it may consider appropriate (communication media, social networks or other channels) that helps to maximise the dissemination and quality of information available to the market, investors and other stakeholders.

Complies

5. That the Board of Directors should not submit to the General Shareholders' Meeting any proposal for delegation of powers allowing the issue of shares or convertible securities with the exclusion of preemptive rights in an amount exceeding 20% of the capital at the time of delegation.

And that whenever the Board of Directors approves any issue of shares or convertible securities with the exclusion of preemptive rights, the company should immediately publish the reports referred to by company law on its website.

Complies

6. That listed companies that prepare the reports listed below, whether under a legal obligation or voluntarily, should publish them on their website with sufficient time before the General Shareholders' Meeting, even if their publication is not mandatory:

a) Report on the auditor's independence.

b) Reports on the workings of the audit and nomination and remuneration committees.

c) Report by the audit committee on related-party transactions.

Complies

7. That the company should transmit in real time, through its website, the proceedings of the General Shareholders' Meetings.

And that the company should have mechanisms in place allowing the delegation and casting of votes by means of data transmission and even, in the case of large-caps and, to the extent that it is proportionate, attendance and active participation in the General Meeting to be conducted by such remote means.

Complies

8. That the audit committee should ensure that the financial statements submitted to the General Shareholders' Meeting are prepared in accordance with accounting regulations. And that in cases in which the auditor has included a qualification or reservation in its audit report,

the chairman of the audit committee should clearly explain to the general meeting the opinion of the audit committee on its content and scope, making a summary of this opinion available to shareholders at the time when the meeting is called, alongside the other Board proposals and reports.

Complies

9. That the company should permanently publish on its website the requirements and procedures for certification of share ownership, the right of attendance at the General Shareholders' Meetings, and the exercise of the right to vote or to issue a proxy.

And that such requirements and procedures promote attendance and the exercise of shareholder rights in a non-discriminatory fashion.

Complies

10. That when a duly authenticated shareholder has exercised his or her right to complete the agenda or to make new proposals for resolutions in advance of the General Shareholders' Meeting, the company:

a) Should immediately distribute such complementary points and new proposals for resolutions.

b) Should publish the attendance, proxy and remote voting card specimen with the necessary changes such that the new agenda items and alternative proposals can be voted on in the same terms as those proposed by the Board of Directors.

c) Should submit all these points or alternative proposals to a vote and apply the same voting rules to them as to those formulated by the Board of Directors including, in particular, assumptions or default positions regarding votes for or against.

d) That after the General Shareholders' Meeting, a breakdown of the voting on said additions or alternative proposals is communicated.

Not applicable

11. That if the company intends to pay premiums for attending the General Shareholders' Meeting, it should establish in advance a general policy on such premiums and this policy should be stable.

Not applicable

12. That the Board of Directors should perform its functions with a unity of purpose and independence of criterion, treating all similarly situated shareholders equally and being guided by the best interests of the company, which is understood to mean the pursuit of a profitable and sustainable business in the long term, promoting its continuity and maximising the economic value of the business.

And that in pursuit of the company's interest, in addition to complying with applicable law and rules and conducting itself on the basis of good faith, ethics and a respect for commonly accepted best practices, it should seek to reconcile its own company interests, when appropriate, with the interests of its employees, suppliers, clients and other stakeholders that may be affected, as well as the impact of its corporate activities on the communities in which it operates and on the environment.

Complies

13. That the Board of Directors should be of an appropriate size to perform its duties effectively and in a collegial manner, which makes it advisable for it to have between five and fifteen members.

Complies

14. That the Board of Directors should approve a policy aimed at favouring an appropriate composition of the Board that:

a) Is concrete and verifiable;

b) Ensures that proposals for appointment or re-election are based upon a prior analysis of the skills required by the Board of Directors; and

c) Favours diversity of knowledge, experience, age and gender. For these purposes, it is considered that the measures that encourage the company to have a significant number of female senior executives favour gender diversity.

That the result of the prior analysis of the skills required by the Board of Directors be contained in the supporting report from the nomination committee published upon calling the General Shareholders' Meeting to which the ratification, appointment or re-election of each director is submitted.

The nomination committee will annually verify compliance with this policy and explain its

findings in the annual corporate governance report.

Complies

15. That proprietary and independent directors should constitute a substantial majority of the Board of Directors and that the number of executive directors be kept to a minimum, taking into account the complexity of the corporate group and the percentage of equity participation of executive directors.

And that the number of female directors should represent at least 40% of the members of the Board of Directors before the end of 2022 and thereafter, and no less than 30% prior to that date.

Partially complies

The Company complies with the first part of the recommendation. On the other hand, and in relation to the number of female Directors, the Company maintains its commitment to diversity and equal opportunities, and has deliberately sought women who meet the required professional profile. This commitment has materialised in the increase in the number of female Directors, who went from representing 11.11% of the members of the Board of Directors in 2016 to currently representing 33.33%. All measures and processes adopted and agreed upon by the Board of Directors and the Nominating, Compensation and Corporate Governance Committee with the objective of facilitate the inclusion on the Board of Directors of a number of women that will allow a balanced presence of women and men to be achieved, and to prevent the selection procedures from suffering from implicit biases that hinder the appointment of female Directors, have been undertaken and carried out by the Company.

In order to continue making progress in this area, the Nominating, Compensation and Corporate Governance Committee evaluates profiles to fill new vacancies on the Board of Directors in accordance with the provisions of Telefónica's Director Selection Policy and Diversity Policy, favouring diversity of gender, experience and knowledge, without implicit biases that could imply any discrimination.

In conclusion, the process of renewing the Company's Board of Directors has been designed and is being implemented progressively to ensure continuity in the Telefónica Group's management model. In this sense, in the selection of new candidates to fill the coming vacancies, the Company will continue looking for women who meet the required professional profile in order to increase gender diversity at the Board of Directors.

16. That the number of proprietary directors as a percentage of the total number of non-executive director not be greater than the proportion of the company's share capital represented by those directors and the rest of the capital.

This criterion may be relaxed:

a) In large-cap companies where very few shareholdings are legally considered significant.

b) In the case of companies where a plurality of shareholders is represented on the Board of Directors without ties among them.

Complies

17. That the number of independent directors should represent at least half of the total number of directors.

That, however, when the company does not have a high level of market capitalisation or in the event that it is a large-cap company with one shareholder or a group of shareholders acting in a concert who together control more than 30% of the company's share capital, the number of independent directors should represent at least one third of the total number of directors.

Complies

18. That companies should publish the following information on its directors on their website, and keep it up to date:

a) Professional profile and biography.

b) Any other Boards to which the directors belong, regardless of whether or not the companies are listed, as well as any other remunerated activities engaged in, regardless of type.

c) Category of directorship, indicating, in the case of individuals who represent significant shareholders, the shareholder that they represent or to which they are connected.

d) Date of their first appointment as a director of the company's Board of Directors, and any subsequent re-elections.

e) Company shares and share options that they own.

Complies

19. That the annual corporate governance report, after verification by the nomination

committee, should explain the reasons for the appointment of any proprietary directors at the proposal of the shareholders whose holding is less than 3%. It should also explain, if applicable, why formal requests from shareholders for presence on the Board were not honoured, when their shareholding was equal to or exceeded that of other shareholders whose proposal for proprietary directors was honoured.

Not applicable

20. That proprietary directors representing significant shareholders should resign from the Board when the shareholder they represent disposes of its entire shareholding. They should also resign, in a proportional fashion, in the event that said shareholder reduces its percentage interest to a level that requires a decrease in the number of proprietary directors.

Not applicable

21. That the Board of Directors should not propose the dismissal of any independent director before the completion of the director's term provided for in the articles of incorporation unless the Board of Directors finds just cause and a prior report has been prepared by the nomination committee. Specifically, just cause is considered to exist if the director takes on new duties or commits to new obligations that would interfere with his or her ability to dedicate the time necessary for attention to the duties inherent to his or her post as a director, fails to complete the tasks inherent to his or her post, or is affected by any of the circumstances which would cause the loss of independent status in accordance with applicable law.

The dismissal of independent directors may also be proposed as a result of a public takeover bid, merger or other similar corporate transaction entailing a change in the shareholder structure of the company, provided that such changes in the structure of the board are the result of the proportionate representation criterion provided in Recommendation 16.

Complies

22. That companies should establish rules requiring that directors inform the Board of Directors and, when circumstances arise which affect them, whether or not related to their actions in the company itself, and which may harm the company's standing and reputation, and in particular requiring them to inform the Board of any criminal proceedings in which they appear as suspects or defendants, as well as of how the legal proceedings subsequently unfold.

And that, if the Board is informed or becomes aware in any other manner of any of the circumstances mentioned above, it must investigate the case as quickly as possible and, depending on the specific circumstances, decide, based on a report from the nomination and remuneration committee, whether or not any measure may be adopted, such as the opening of an internal investigation, asking the director to resign or proposing that he or she be dismissed. And that these events must be reported in the annual corporate governance report, unless there are any special reasons not to do so, which must also be noted in the minutes. This without prejudice to the information that the company must disseminate, if appropriate, at the time when the corresponding measures are implemented.

Complies

23. That all directors clearly express their opposition when they consider any proposal submitted to the Board of Directors to be against the company's interests. This particularly applies to independent directors and directors who are unaffected by a potential conflict of interest if the decision could be detrimental to any shareholders not represented on the Board of Directors.

Furthermore, when the Board of Directors makes significant or repeated decisions about which the director has serious reservations, the director should draw the appropriate conclusions and, in the event the director decides to resign, explain the reasons for this decision in the letter referred to in the next recommendation.

This recommendation also applies to the secretary of the Board of Directors, even if he or she is not a director.

Not applicable

24. That whenever, due to resignation or resolution of the General Shareholders' Meeting, a director leaves before the completion of his or her term in office, the director should explain the reasons for this decision, or in the case of non-executive directors, their opinion of the reasons for

cessation, in a letter addressed to all members of the Board of Directors.

And that, without prejudice to all this being reported in the annual corporate governance report, insofar as it is relevant for investors, the company must publish the cessation as quickly as possible, adequately referring to the reasons or circumstances adduced by the director.

Not applicable

25. That the nomination committee should make sure that non-executive directors have sufficient time available in order to properly perform their duties.

And that the Board regulations establish the maximum number of company Boards on which directors may sit.

Complies

26. That the Board of Directors meet frequently enough so be able to effectively perform its duties, and at least eight times per year, following a schedule of dates and agenda established at the beginning of the year and allowing each director individually to propose items that do not originally appear on the agenda.

Complies

27. That director absences occur only when absolutely necessary and be quantified in the annual corporate governance report. And when absences do occur, that the director appoint a proxy with instructions.

Complies

28. That when directors or the secretary express concern regarding a proposal or, in the case of directors, regarding the direction in which the company is headed and said concerns are not resolved by the Board of Directors, such concerns should be included in the minutes at the request of the director expressing them.

Not applicable

29. That the company should establish adequate means for directors to obtain appropriate advice in order to properly fulfill their duties including, should circumstances warrant, external advice at the company's expense.

Complies

30. That, without regard to the knowledge necessary for directors to complete their duties, companies make refresher courses available to them when circumstances make this advisable.

Complies

31. That the agenda for meetings should clearly indicate those matters on which the Board of Directors is to make a decision or adopt a resolution so that the directors may study or gather all relevant information ahead of time.

When, in exceptional circumstances, the chairman wishes to bring urgent matters for decision or resolution before the Board of Directors which do not appear on the agenda, prior express agreement of a majority of the directors shall be necessary, and said consent shall be duly recorded in the minutes.

Complies

32. That directors be periodically informed of changes in shareholding and of the opinions of significant shareholders, investors and rating agencies of the company and its group.

Complies

33. That the chairman, as the person responsible for the efficient workings of the Board of Directors, in addition to carrying out the duties assigned by law and the articles of incorporation, should prepare and submit to the Board of Directors a schedule of dates and matters to be considered; organise and coordinate the periodic evaluation of the Board as well as, if applicable, the chief executive of the company, should be responsible for leading the Board and the effectiveness of its work; ensuring that sufficient time is devoted to considering strategic issues, and approve and supervise refresher courses for each director when circumstances make this advisable.

Complies

34. That when there is a coordinating director, the articles of incorporation or Board regulations should confer upon him the following powers in addition to those conferred by law: to chair the Board of Directors in the absence of the chairman and deputy chairmen, should there be any; to reflect the concerns of non-executive directors; to liaise with investors and shareholders in order to understand their points of view and respond to their concerns, in particular as those concerns relate to corporate governance of the company; and to

coordinate a succession plan for the chairman.

Complies

35. That the secretary of the Board of Directors should pay special attention to ensure that the activities and decisions of the Board of Directors take into account such recommendations regarding good governance contained in this Good Governance Code as may be applicable to the company.

Complies

36. That the Board of Directors meet in plenary session once a year and adopt, where appropriate, an action plan to correct any deficiencies detected in the following:

a) The quality and efficiency of the Board of Directors' work.

b) The workings and composition of its committees.

c) Diversity in the composition and skills of the Board of Directors.

d) Performance of the chairman of the Board of Directors and the chief executive officer of the company.

e) Performance and input of each director, paying special attention to those in charge of the various Board committees.

In order to perform its evaluation of the various committees, the Board of Directors will take a report from the committees themselves as a starting point and for the evaluation of the Board, a report from the nomination committee.

Every three years, the Board of Directors will rely for its evaluation upon the assistance of an external advisor, whose independence shall be verified by the nomination committee.

Business relationships between the external adviser or any member of the adviser's group and the company or any company within its group must be specified in the annual corporate governance report.

The process and the areas evaluated must be described in the annual corporate governance report.

Complies

37. That if there is an executive committee, there should be at least two non-executive directors, at least one of whom should be independent, and its secretary should be the secretary of the Board.

Complies

38. That the Board of Directors must always be aware of the matters discussed and decisions taken by the executive committee and that all members of the Board of Directors receive a copy of the minutes of meetings of the executive committee.

Complies

39. That all members of the audit committee, in particular its chairman, be appointed in consideration of their knowledge and experience in accounting, audit and risk management issues, both financial and non-financial.

Complies

40. That under the supervision of the audit committee, there should be a unit in charge of the internal audit function, which ensures that information and internal control systems operate correctly, and which reports to the non-executive chairman of the Board or of the audit committee.

Complies

41. That the person in charge of the unit performing the internal audit function should present an annual work plan to the audit committee, for approval by that committee or by the Board, reporting directly on its execution, including any incidents or limitations of scope, the results and monitoring of its recommendations, and present an activity report at the end of each year.

Complies

42. That in addition to the provisions of applicable law, the audit committee should be responsible for the following:

1. With regard to information systems and internal control:

a) Supervising and evaluating the process of preparation and the completeness of the financial and non-financial information, as well as the control and management systems for financial and non-financial risks related to the company and, if applicable, to the group – including operating, technological, legal, social, environmental, political and

reputational risk, or risk related to corruption – reviewing compliance with regulatory requirements, the appropriate delimitation of the scope of consolidation and the correct application of accounting criteria.

b) Ensuring the independence of the unit charged with the internal audit function; proposing the selection, appointment and dismissal of the head of internal audit; proposing the budget for this service; approving or proposing its orientation or annual work plans for approval by the Board, making sure that its activity is focused primarily on material risks (including reputational risk); receiving periodic information on its activities; and verifying that senior management takes into account the conclusions and recommendations of its reports.

c) Establishing and supervising a mechanism that allows employees and other persons related to the company, such as directors, shareholders, suppliers, contractors or subcontractors, to report any potentially serious irregularities, especially those of a financial or accounting nature, that they observe in the company or its group. This mechanism must guarantee confidentiality and in any case provide for cases in which the communications can be made anonymously, respecting the rights of both the whistleblower and the person reported.

d) Generally ensuring that internal control policies and systems are effectively applied in practice.

2. With regard to the external auditor:

a) In the event that the external auditor resigns, examining the circumstances leading to such resignation.

b) Ensuring that the remuneration paid to the external auditor for it work does not compromise the quality of the work or the auditor's independence.

c) Making sure that the company informs the CNMV of the change of auditor, along with a statement on any differences that arose with the outgoing auditor and, if applicable, the contents thereof.

d) Ensuring that the external auditor holds an annual meeting with the Board of Directors in plenary session in order to make a report regarding the tasks performed and the development of the company's accounting situation and risks.

e) Ensuring that the company and the external auditor comply with applicable rules regarding the provision of services other than auditing, limits on the concentration of the auditor's business and, in general, all other rules regarding auditors' independence.

Complies

43. That the audit committee be able to require the presence of any employee or manager of the company, even stipulating that he or she appear without the presence of any other member of management.

Complies

44. That the audit committee be kept abreast of any corporate and structural changes planned by the company in order to perform an analysis and draw up a prior report to the Board of Directors on the economic conditions and accounting implications and, in particular, any exchange ratio involved.

Complies

45. That the risk management and control policy should identify or determine, as a minimum:

a) The various types of financial and non-financial risk (including operational, technological, financial, legal, social, environmental, political and reputational risks and risks relating to corruption) which the company faces, including among the financial or economic risks contingent liabilities and other off-balance sheet risks.

b) A risk control and management model based on different levels, which will include a specialised risk committee when sector regulations so require or the company considers it to be appropriate.

c) The level of risk that the company considers to be acceptable.

d) Measures in place to mitigate the impact of the risks identified in the event that they should materialise.

e) Internal control and information systems to be used in order to control and manage the aforementioned risks, including contingent liabilities or off-balance sheet risks.

Complies

46. That under the direct supervision of the audit committee or, if applicable, of a specialised committee of the Board of Directors, an internal risk control and management function should exist, performed by an internal unit or department of the company which is expressly charged with the following responsibilities:

a) Ensuring the proper functioning of risk management and control systems and, in particular, that they adequately identify, manage and quantify all material risks affecting the company.

b) Actively participating in drawing up the risk strategy and in important decisions regarding risk management.

c) Ensuring that the risk management and control systems adequately mitigate risks as defined by the policy laid down by the Board of Directors.

Complies

47. That in designating the members of the nomination and remuneration committee - or of the nomination committee and the remuneration committee if they are separate - care be taken to ensure that they have the knowledge, aptitudes and experience appropriate to the functions that they are called upon to perform and that the majority of said members are independent directors.

Complies

48. That large-cap companies have separate nomination and remuneration committees.

Explain

Article 40 of the Bylaws and Article 23 of the Regulation of the Board of Directors expressly state on regulating the Nominating, Compensation and Corporate Governance Committees, that the Board of Directors shall be entitled to set up two Committees, separately giving each of them powers for appointments, and the other the powers for remuneration, while the corporate governance powers may be included in either one of them.

The Board of Directors of Telefónica, S.A. has not considered appropriate, so far, separating the functions of the Nominating, Compensation and Corporate Governance Committee because it believes that by putting the powers to assess Directors and determine their remuneration in the same Committee, is helpful to coordinate and to produce a results-driven remuneration system (pay for performance). The Board also considers that the workload of the Nominating, Compensation and Corporate Governance Committee and, therefore, its members, is reasonable and does not make it advisable, for the time being, to divide it into two separate committees.

Furthermore, it is noted that the Board of Directors currently has five Consultative Committees (Audit and Control Committee, the Nominating, Compensation and Corporate Governance Committee, Regulation and Institutional Affairs Committee, Sustainability and Quality Committee and the Strategy and Innovation Committee), in addition to the Executive Commission.

In this context, the separation of the Nominating, Compensation and Corporate Governance Committee would not have been appropriate with the facilitating objective of the reorganization of the Consultative or Committees of the Company, approved by the Board of Directors on April 27, 2016, generating unnecessary inefficiencies and needs for additional allocations.

49. That the nomination committee consult with the chairman of the Board of Directors and the chief executive of the company, especially in relation to matters concerning executive directors.

And that any director be able to ask the nomination committee to consider potential candidates that he or she considers suitable to fill a vacancy on the Board of Directors.

Complies

50. That the remuneration committee exercise its functions independently and that, in addition to the functions assigned to it by law, it should be responsible for the following:

a) Proposing the basic conditions of employment for senior management to the Board of Directors.

b) Verifying compliance with company's remuneration policy.

c) Periodically reviewing the remuneration policy applied to directors and senior managers, including share-based remuneration systems and their application, as well as ensuring that their individual remuneration is proportional to that received by the company's other directors and senior managers.

d) Making sure that potential conflicts of interest do not undermine the independence of external advice given to the board.

e) Verifying the information on remuneration of directors and senior managers contained in

the various corporate documents, including the annual report on director remuneration.

Complies

51. That the remuneration committee should consult with the chairman and the chief executive of the company, especially in matters relating to executive directors and senior management.

Complies

52. That the rules regarding the composition and workings of the supervision and control committees should appear in the regulations of the Board of Directors and that they should be consistent with those applying to legally mandatory committees in accordance with the foregoing recommendations, including:

a) That they be composed exclusively of non-executive directors, with a majority of independent directors.

b) That their chairpersons be independent directors.

c) That the Board of Directors select members of these committees taking into account their knowledge, skills and experience and the duties of each committee; discuss their proposals and reports; and require them to render account of their activities and of the work performed in the first plenary session of the Board of Directors held after each committee meeting.

d) That the committees be allowed to avail themselves of outside advice when they consider it necessary to perform their duties.

e) That their meetings be recorded and the minutes be made available to all directors.

Explain

1. The supervision and control committees which are attributed the powers referred to in recommendation 52 are the Audit and Control Committee and the Nominating, Compensation and Corporate Governance Committee. The composition and operation rules of the two Committees are set out in the Regulation of the Board of Directors and in the specific Regulations of each one of them. Likewise, both Committees are not only consistent with legally dispositions applicable but are also an improvement upon them, in certain areas. For example, according to the Regulation of the Board of Directors, the Nominating, Compensation and Corporate Governance Committee must have a majority of independent members, as opposed to the minimum of two according to prevailing laws. In fact, in practice, the Committee is composed of three independent Directors, and two with the category of "Other external".

2. The Board of Directors has other Consulting Committees which are allocated other functions (Regulation and Institutional Affairs Committee, Sustainability and Quality Committee, and Strategy and Innovation Committee), which are strongly linked with the businesses developed by the Company and with management aspects, and, in particular, the Sustainability and Quality Committee has some of the functions set out in Recommendations 53 and 54 below.

These Committees are expressly regulated in the Regulation of the Board of Directors, although with fewer details with respect to those that are legally mandatory. However, all these non-mandatory committees are, in practice, subject to the operating rules set out in Recommendation 52 c), d) and e).

It has been considered that Committees with powers in matters linked to the Company's businesses and management aspects do not necessarily have to be chaired by independent Directors but rather it is preferable to take into account the technical knowledge and specific expertise of their members when appointing the Director to chair them who should sit on these committees. It should also be noted that all Board Committees are composed of a majority of independent Directors.

53. That verification of compliance with the company's policies and rules on environmental, social and corporate governance matters, and with the internal codes of conduct be assigned to one or divided among more than one committee of the Board of Directors, in the exercise of its power of self-organisation, may have decided to create. And that such committee be composed exclusively of non-executive directors, with a majority of these being independent directors, and that the minimum functions indicated in the next recommendation be specifically assigned to it.

Complies

54. The minimum functions referred to in the foregoing recommendation are the following:

a) Monitoring of compliance with the company’s internal codes of conduct and corporate governance rules, and ensuring that the corporate culture is aligned with its purpose and values.

b) Monitoring the implementation of the general policy on communication of economic and financial information, non-financial and corporate information and communication with shareholders and investors, proxy advisors and other stakeholders. The manner in which the entity communicates and handles relations with small and medium-sized shareholders must also be monitored.

c) The periodic evaluation and review of the company's corporate governance system, and environmental and social policy, with a view to ensuring that they fulfil their purposes of promoting the interests of society and take account, as appropriate, of the legitimate interests of other stakeholders.

d) Supervision of the company's environmental and social practices to ensure they are in alignment with the established strategy and policy.

e) Supervision and evaluation of the way in which relations with the various stakeholders are handled.

Complies

55. That environmental and social sustainability policies identify and include at least the following:

a) The principles, commitments, objectives and strategy relating to shareholders, employees, clients, suppliers, social issues, the environment, diversity, tax responsibility, respect for human rights, and the prevention of corruption and other unlawful conducts.

b) Means or systems for monitoring compliance with these policies, their associated risks, and management.

c) Mechanisms for supervising non-financial risk, including that related to ethical aspects and aspects of business conduct.

d) Channels of communication, participation and dialogue with stakeholders.

e) Responsible communication practices that impede the manipulation of data and protect integrity and honour.

Complies

56. That director remuneration be sufficient in order to attract and retain directors who meet the desired professional profile and to adequately compensate them for the dedication, qualifications and responsibility demanded of their posts, while not being so excessive as to compromise the independent judgment of non-executive directors.

Complies

57. That only executive directors should receive remuneration linked to corporate results and personal performance, as well as remuneration in the form of shares, options or rights to shares or instruments referenced to the share price and long-term savings plans such as pension plans, retirement schemes or other provident schemes.

Consideration may be given to delivering shares to non-executive directors as remuneration providing this is conditional upon their holding them until they cease to be directors. The forgoing shall not apply to shares that the director may need to sell in order to meet the costs related to their acquisition.

Complies

58. That as regards variable remuneration, remuneration policies should incorporate the necessary limits and technical safeguards to ensure that such remuneration is in line with the professional performance of its beneficiaries and not based solely on general developments in the markets or in the sector in which the company operates, or other similar circumstances.

And, in particular, that variable remuneration components:

a) Are linked to pre-determined and measurable performance criteria and that such criteria take into account the risk undertaken to achieve a given result.

b) Promote sustainability of the company and include non-financial criteria that are geared towards creating long term value, such as compliance with the company's rules and internal operating procedures and with its risk management and control policies.

c) Are based on balancing the attainment of short-, medium- and long-term objectives, so as to allow remuneration of continuous performance over a period of time long enough to be able to assess its contribution to the sustainable creation of value, such that the elements used to measure performance are not associated only with one-off, occasional or extraordinary events.

Complies

59. That the payment of variable remuneration components be subject to sufficient verification that previously established performance or other conditions have been effectively met. Entities must include in their annual report on director remuneration the criteria for the time required and methods used for this verification depending on the nature and characteristics of each variable component.

That, additionally, companies consider the inclusion of a reduction ('malus') clause for the deferral of the payment of a portion of variable remuneration components that would imply their total or partial loss if an event were to occur prior to the time of payment date that would make this advisable.

Complies

60. That remuneration related to company results should take into account any reservations that might appear in the external auditor's report and that would diminish said results.

Complies

61. That a material portion of executive directors' variable remuneration be linked to the delivery of shares or financial instruments referenced to the share price.

Complies

62. That once share or options or financial instruments have been allocated under remuneration schemes, executive directors be prohibited from transferring ownership or exercising options or rights until a term of at least three years has elapsed.

An exception is made in cases where the director has, at the time of the transfer or exercise of options or rights, a net economic exposure to changes in the share price for a market value equivalent to at least twice the amount of his or her fixed annual remuneration through the ownership of shares, options or other financial instruments.

The foregoing shall not apply to the shares that the director may need to sell in order to meet the costs related to their acquisition or, following a favourable assessment by the nomination and remuneration committee, to deal with such extraordinary situations as may arise and so require.

Complies

63. That contractual arrangements should include a clause allowing the company to demand reimbursement of the variable remuneration components in the event that payment was not in accordance with the performance conditions or when payment was made based on data subsequently shown to have been inaccurate.

Partially complies

The Nominating, Compensation and Corporate Governance Committee is empowered to propose that the Board of Directors cancels a variable remuneration payment in the event of circumstances such as those described in this recommendation. The Nominating, Compensation and Corporate Governance Committee will also assess if exceptional circumstances of this kind may even entail the termination of the relationship with the person responsible, proposing measures which are deemed pertinent to the Board of Directors.

64. That payments for contract termination should not exceed an amount equivalent to two years of total annual remuneration and should not be paid until the company has been able to verify that the director has fulfilled all previously established criteria or conditions for payment.

For the purposes of this recommendation, payments for contractual termination will be considered to include any payments the accrual of which arises as a consequence of or on the occasion of the termination of the contractual relationship between the director and the company, including amounts not previously vested of long-term savings schemes and amounts paid by virtue of post-contractual non-competition agreements.

Explain

With regards to the conditions applicable to termination of contracts, the Executive Chairman, Mr. José María Álvarez-Pallete López, and the Chief Operating Officer (C.O.O.), Mr. Ángel Vilá Boix, maintain the conditions of their previous contract which provided for agreed economic compensation for the termination of the employment relationship, where applicable, that can amount to four years' of remuneration at the most. Every annual payment includes the last fixed remuneration and the arithmetic average of the last two variable annual remuneration received according to contract.

Indicate whether any director voted against or abstained from approving this report.

No.

I declare that the details included in this statistical annex coincide and are consistent with the descriptions and details included in the annual corporate governance report published by the company.

4.9. Further information of interest

1. If there is any aspect regarding corporate governance in the company or other companies in the group that have not been included in other sections of this report, but which are necessary in order to obtain a more complete and comprehensible picture of the structure and governance practices in the company or group, describe them briefly below.

--

2. This section may also be used to provide any other information, explanation or clarification relating to previous sections of the report, so long as it is relevant and not redundant.

Specifically, state whether the company is subject to any corporate governance legislation other than that prevailing in Spain and, if so, include any information required under this legislation that differs from the data requested in this report.

3. The company may also state whether it voluntarily complies with other ethical or best practice codes, whether international, sector-based, or other. In such a case, name the code in question and the date the company began following it. It should be specifically mentioned that the company adheres to the Code of Good Tax Practices of 20 July, 2010.

- Note 1 to Section 4.2.2. of Annual Corporate Governance Report and Section A.2. of Annual Corporate Governance Report Statistical Annex

In accordance with the last submitted communication by BlackRock, Inc. to the Spanish National Securities Market Commission (CNMV) on March 31, 2020, the details of the control chain through this entity owns the voting right and/or the financial instruments is the following:

1.- BlackRock, Inc., BlackRock Holdco 2, Inc., BlackRock Financial Management, Inc., BlackRock International Holdings, Inc., BR Jersey International Holdings, L.P., BlackRock (Singapore) Holdco Pte. Ltd., Blackrock HK Holdco Limited, BlackRock Lux Finco S.a.r.l., BlackRock Japan Holdings GK, BlackRock Japan Co., Ltd.

2.- BlackRock, Inc., Trident Merger, LLC, BlackRock Investment Management, LLC.

3.- BlackRock, Inc., BlackRock Holdco 2, Inc., BlackRock Financial Management, Inc., BlackRock International Holdings, Inc., BR Jersey International Holdings, L.P., BlackRock Holdco 3, LLC, BlackRock Cayman 1 LP, BlackRock Cayman West Bay Finco Limited, BlackRock Cayman West Bay IV Limited, BlackRock Group Limited, BlackRock Finance Europe Limited, BlackRock Investment Management (UK) Limited.

4.- BlackRock, Inc., BlackRock Holdco 2, Inc., BlackRock Financial Management, Inc., BlackRock International Holdings, Inc., BR Jersey International Holdings, L.P., BlackRock Australia Holdco Pty. Ltd., BlackRock Investment Management (Australia) Limited.

5.- BlackRock, Inc., BlackRock Holdco 2, Inc., BlackRock Financial Management, Inc., BlackRock International Holdings, Inc., BR Jersey International Holdings, L.P., BlackRock Holdco 3, LLC, BlackRock Cayman 1 LP, BlackRock Cayman West Bay Finco Limited, BlackRock Cayman West Bay IV Limited, BlackRock Group Limited, BlackRock International Limited.

6.- BlackRock, Inc., BlackRock Holdco 2, Inc., BlackRock Financial Management, Inc., BlackRock Holdco 4, LLC, BlackRock Holdco 6, LLC, BlackRock Delaware Holdings Inc., BlackRock Institutional Trust Company, National Association.

7.- BlackRock, Inc., BlackRock Holdco 2, Inc., BlackRock Financial Management, Inc., BlackRock Holdco 4, LLC, BlackRock Holdco 6, LLC, BlackRock Delaware Holdings Inc., BlackRock Fund Advisors.

8.- BlackRock, Inc., BlackRock Holdco 2, Inc., BlackRock Financial Management, Inc.

9.- BlackRock, Inc., BlackRock Holdco 2, Inc., BlackRock Financial Management, Inc., BlackRock International Holdings, Inc., BR Jersey International Holdings, L.P., BlackRock (Singapore) Holdco Pte. Ltd., BlackRock HK Holdco Limited, BlackRock Asset Management North Asia Limited.

10.- BlackRock, Inc., BlackRock Holdco 2, Inc., BlackRock Financial Management, Inc., BlackRock International Holdings, Inc., BR Jersey International Holdings, L.P., BlackRock Holdco 3, LLC, BlackRock Cayman 1 LP, BlackRock Cayman West Bay Finco Limited, BlackRock Cayman West Bay IV Limited, BlackRock Group Limited, BlackRock Finance Europe Limited, BlackRock Investment Management (UK) Limited, BlackRock Asset Management Deutschland AG.

11.- BlackRock, Inc., BlackRock Holdco 2, Inc., BlackRock Financial Management, Inc., BlackRock International Holdings, Inc., BR Jersey International Holdings, L.P., Blackrock Holdco 3, LLC, BlackRock Canada Holdings LP, BlackRock Canada Holdings ULC, BlackRock Asset Management Canada Limited.

12.- BlackRock, Inc., BlackRock Holdco 2, Inc., BlackRock Financial Management, Inc., BlackRock Capital Holdings, Inc., BlackRock Advisors, LLC.

13.- BlackRock, Inc., BlackRock Holdco 2, Inc., BlackRock Financial Management, Inc., BlackRock International Holdings, Inc., BR Jersey International Holdings, L.P., BlackRock Holdco 3, LLC, BlackRock Cayman 1 LP, BlackRock Cayman West Bay Finco Limited, BlackRock Cayman West Bay IV Limited, BlackRock Group Limited, BlackRock Finance Europe Limited, BlackRock Advisors (UK) Limited.

14.- BlackRock, Inc., BlackRock Holdco 2, Inc., BlackRock Financial Management, Inc., BlackRock International Holdings, Inc., BR Jersey International Holdings, L.P., BlackRock (Singapore) Holdco Pte. Ltd, BlackRock (Singapore) Limited.

15.- BlackRock, Inc., BlackRock Holdco 2, Inc., BlackRock Financial Management, Inc., BlackRock International Holdings, Inc., BR Jersey International Holdings, L.P., BlackRock Holdco 3, LLC, BlackRock Cayman 1 LP, BlackRock Cayman West Bay Finco Limited, BlackRock Cayman West Bay IV Limited, BlackRock Group Limited, BlackRock Finance Europe Limited, BlackRock (Netherlands) B.V.

- Note 2 to Section A.3 of Annual Corporate Governance Report Statistical Annex

In those cases where the total percentage of voting rights does not coincide with the sum of direct and indirect shareholdings, this is due to the rounding of decimals.

The total percentage of voting rights represented on the Board of Directors (8.74%) is the result of adding the total percentage of voting rights held by members of the Board of Directors (0.37%) and the total percentage of voting rights of the Company's significant shareholders represented on the Board of Directors: Banco Bilbao Vizcaya Argentaria, S.A. (4.87%), represented on the Board of Directors by the Proprietary Director Mr. José María Abril Pérez, and CaixaBank, S.A. (3.50%), represented on the Board of Directors by the Proprietary Director Mr. Isidro Fainé Casas.

- Note 3 to Section C.1.11 of Annual Corporate Governance Report Statistical Annex

Mr. Peter Löscher resigned as Chairman of the Board of Directors of Sulzer AG on April 6, 2022.

Mr. José María Abril resigned as member of the Board of Directors of Ibermática, S.A. in December 2022.

Ms. Verónica Pascual Boé resigned as Global Manager of Robótica Móvil Autónoma in January 2023.

In addition, other positions held by the Company's Directors (other than those requested in section C.1.11) are listed below:

Mr. José María Álvarez-Pallete López is a member of the Advisory Board of SEAT, S.A., Chairman of the GSMA Association (since February 2022), Chairman of Telefónica Foundation (since February 2022), Trustee of Profuturo Foundation and member of Board of Trustees of "la Caixa" Banking Foundation (since February 2022).

Mr. Isidro Fainé Casas is Honorary Chairman of Naturgy Energy Group, S.A., Special Advisor to the Board of the Bank of East Asia Limited, member of the Board of Trustees of the Museo Nacional del Prado and member of the Board of Trustees of the Carlos Slim Foundation.

Mr. José Javier Echenique Landiríbar is a Trustee of the Novia Salcedo Foundation and Advisor of the Deusto Business School.

Mr. Ángel Vilá Boix is a Trustee of Telefónica Foundation and Member of the Advisory Boards of Telefónica España and Telefónica Tech.

Mr. Juan Ignacio Cirac Sasturain is Co-Director of the Centre for Quantum Sciences and Technologies Munich, Director of the International Max-Planck School of Quantum Sciences and Technologies, and Universal Honorary Professor of Technology Munich.

Mr. Peter Erskine is Chairman of the BRAINSTORM Charity.

Ms. Carmen García de Andrés is President of the Tomillo Foundation, Member of the Board of Directors of the Spanish Association of Foundations (AEF), currently serving as its Treasury and member of the executive committee, Treasury member of the Board of Trustees of the Fundación Secretariado Gitano, of the Fundacion Somos F5, Member of the Board of Trustees of the Xavier de Salas Foundation, and Co-Founder and Member of the Board of Trustees of the Fundación Aprendiendo a Ser. Likewise, collaborate mentoring women´s professional development programs.

Mr. Peter Löscher is Emeritus Member of the Advisory Council of the Singapore Economic Development Board, Member of the International Advisory Board of Bocconi University and Honorary Professor at Tongji University (Shanghai).

Mr. Francisco José Riberas Mera is Chairman of Sernauto (Association of Automotive Suppliers), and Chairman of the Spain-China Advisory Council Foundation.

- Note 4 to Section C.1.12 of Annual Corporate Governance Report Statistical Annex

In accordance with the provisions of Article 29.2 of the Regulations of the Board of Directors, the Directors must dedicate the necessary time and effort to the performance of their duties, and for this purpose they must inform the Nominating, Compensation and

Corporate Governance Committee of their other professional obligations in case they might interfere with the performance of their duties as Directors.

In this regard, those who belong to more than five Boards of Directors of other companies other than Telefónica, S.A. and the companies of its Group may not be appointed as Directors of the Company.

For these purposes, a) all the Boards of Directors of companies that form part of the same Group shall be computed as a single Board; and b) those Boards of proprietary companies or companies that constitute vehicles or complements for the professional practice of the Director, his/her spouse or a person with an analogous relationship of affection, or his/her closest relatives, shall not be computed.

Exceptionally, and for duly justified reasons, the Board of Directors may exempt the Director from this prohibition.

- Note 5 to Section C.1.14 of Annual Corporate Governance Report Statistical Annex

The total remuneration of Senior Management includes the amount corresponding to the gross shares that the Senior Executives of the Company are entitled to receive at the end of the Third Cycle (2020-2023) of the Performance Share Plan.

- Note 6 to Section C.1.21 of Annual Corporate Governance Report Statistical Annex

In accordance with the provisions of Article 31.4 of the Company's Bylaws, in order for a Director to be appointed Chairman, he must have been a member of the Board of Directors for at least three years prior to his appointment. However, the aforementioned seniority shall not be necessary when the appointment is carried out with the favorable vote of at least 85% of the members of the Board of Directors.

- Note 7 to Section D.2 of Annual Corporate Governance Report Statistical Annex

BBVA and/or Group BBVA: Banco Bilbao Vizcaya Argentaria, S.A. and/or the companies that form part of its group.

CaixaBank and/or Group CaixaBank: CaixaBank, S.A. and/or the companies that form part of its group.

N/A is indicated in those cases in which no proposal has been made to the Shareholders' Meeting as the transaction has been approved by the Board of Directors.

Regarding operations of derivatives, the notional value and fair value of the operations carried out with BBVA and/or BBVA Group, and CaixaBank and/or CaixaBank Group are listed. See supplementary information in the 'Derivatives policy' section of Note 19 (Derivative financial instruments and risk management policy), and in Note 11 (Related parties) to the 2022 Consolidated Financial Statements of Telefónica, S.A.

- Note 8 to Section D.3 of Annual Corporate Governance Report Statistical Annex

There are no transactions that meet the requirements set forth in this Section.

- Note 9 to Section D.4 of Annual Corporate Governance Report Statistical Annex

There are no transactions that meet the requirements set forth in this Section.

- Note 10 to Section D.5 of Annual Corporate Governance Report Statistical Annex

There are no transactions that meet the requirements set forth in this Section carried out by Telefónica, S.A. or its subsidiaries with Grupo Telefónica Factoring and with Adquira España, S.A. However, this information is included in Note 10 (Associates and joint ventures) and in Note 11 (Related parties) of the Consolidated Annual Accounts of Telefónica, S.A. corresponding to fiscal year 2022.

- Note 11 to Section G of Annual Corporate Governance Report Statistical Annex

It is noted that Recommendations 2, 10, 11, 19, 20, 23, 24 and 28 have been indicated as not applicable as the situation referred to in these Recommendations has not been verified during the 2022 financial year.

- Note 12: Detail any material agreements entered into by the company that come into force, are modified or are terminated in the event of a change in control of the company following a public takeover bid, and their effects.

Financing agreements:

On March 15, 2018, Telefónica, S.A., as borrower, and a group of credit entities, as lenders, with National Westminster Bank plc as the agent bank, entered into a syndicated loan amounting up to EUR 5,500 million.

On January 13, 2022, Telefónica, S.A. executed an amendment to the referred syndicated facility agreement with several domestic and international financial entities for a maximum aggregate amount of five thousand and five hundred (5,500) million euros, linked to sustainability objectives: greenhouse gas emissions reduction and increase of women in executive positions.

Likewise, on December 11, 2015, Telefónica, S.A., as borrower, and Banco Bilbao Vizcaya Argentaria, S.A. Niederlassung Deutschland, the Bank of Tokyo-Mitsubishi UFJ, Ltd., sucursal in Spain, Mizuho Bank Ltd, AB Svensk Exportkredit and Société Générale S.A., as original lenders, and with the support of Exportkreditnämnden, signed a financing agreement amounting up to USD 750 million. Also on that same date, Telefónica, S.A., as borrower, and Banco Santander, S.A. and Crédit Agricole Corporate and Investment Bank as original lenders, with the support of Finnvera Plc, entered into a financing agreement amounting up to EUR 500 million.

As provided for in all of the aforementioned contracts, in the event of a change of control in Telefónica, S.A., lenders may, under certain circumstances, require the early termination of these financing agreements.

The financing contracts consider the usual criteria in these types of agreement to determine if there has effectively been a change of control, such as obtain a majority of the voting rights, have the power to appoint a majority of the members of the management body, or have control over the financial and operating policies of the company.

____

Finally, it should be said that as of the year 2010, Telefónica, S.A. adheres to the Code of Good Fiscal Practices, as approved by the Large Companies' Forum -a body in which major Spanish companies and the Spanish tax authorities participate-, and complies with the content of the same.

Similarly, Telefónica Group is committed to the application of other international regulations and initiatives in the area of sustainability as well as, among others, the Universal Declaration of Human Rights, the United Nations Global Compact, and other conventions and treaties agreed by international bodies such as the Organization for Economic Cooperation and Development and the International Labor Organization.

This annual corporate governance report was approved by the company's Board of Directors at its meeting held on February 22, 2023.

Indicate whether any Directors voted against or abstained from voting on the approval of this report.

No.

5 Annual Report on Remuneration of the Directors


Telefónica



5.1. Annual Report on Remuneration

Introduction to the report

This section 5.1 and the section 5.2 below form the Annual Report, which must be drawn up and submitted to a vote of the General Shareholders' Meeting in an advisory manner. Pursuant to the provisions in Act 5 of April 12, 2021, amending the redrafted text of the Corporate Enterprises Act, this report forms part of the Company's Management Report and is also published as part of the Annual Corporate Governance Report. This will remain accessible on the websites of the Company and the Spanish National Securities Market Commission (CNMV) for the legally stipulated term.

This report is essentially composed of two sections:

- First, a summary of the remuneration policies that may be applicable in 2023:
  - From January 1 until the approval by the Company's General Shareholders' Meeting of the new Policy, the directors' remuneration policy approved at the Company's General Shareholders' Meeting held on April 23, 2021, with 88.97% of the votes cast (this policy can be accessed at the following link: https://www.telefonica.com/es/wp-content/uploads/sites/4/2021/10/politica-remuneraciones-consejeros-telefonica.pdf).
  - Until the approval by the Company's General Shareholders' Meeting of the new Policy to December 31, the directors' remuneration policy, if any, approved by the Ordinary General Shareholders' Meeting to be held in 2023. As will be explained below, this new Remuneration Policy is in keeping with the one approved on April 23, 2021.
- Secondly, it provides a description of how the Directors' Remuneration Policy has been applied throughout 2022.

Outlined below is the background against which certain decisions related to the Remuneration Policy and its application have been made and considered by the NCCGC and the Board of Directors.

Telefónica's results in 2022

In spite of the complex macroeconomic backdrop, Telefónica has once again delivered sustainable growth in 2022, evidencing its expertise in managing the business in this environment.

Telefónica has gained strength in its key markets. In Spain, OIBDA improved steadily thanks to greater efficiencies. In Brazil, the outstanding strength of Vivo's operations drove year-on-year organic OIBDA margin growth while revenues grew at double-digit rates. Germany again showed strong commercial momentum, with revenues and OIBDA accelerating. Meanwhile, VMO2 has already achieved 30% of the annual synergies projected at £540M by the end of 2022. T. Infra continues to explore opportunities for growth and value creation with its new fiber vehicles, with the inclusion of Spain and the United Kingdom in July. T. Tech is growing at scale over and above market levels and has a strong commercial funnel.

Based on the above, Telefónica has confirmed objective performance and the dividend set for 2022.

It should be recalled that the Company published its 2022 objectives on February 24, the same day that the invasion of Ukraine began. Since then, the macroeconomic environment has worsened considerably, but despite this, Telefónica revised its objectives upwards in July, and has managed to finish the year on track to meet the aforementioned growth forecast. This is further evidence of the additional management effort:

- The reported growth in Group revenue accelerated significantly to +4.7% year-on-year.
- OIBDA grew +3.0% year-on-year in organic terms thanks to revenue growth, efficiencies and synergy realisations, and effectively managing inflationary pressures.
- Capital was allocated efficiently, prioritising investments in growth. CapEx grew +4.6% organic year-on-year, bringing the organic CapEx/Sales ratio to 14.8% (in line with the target of 15%).
- Free Cash Flow has increased to €4,566M.

- The leverage ratio improved compared to the previous year, and Net Financial Debt stood at €26,687M.

As part of Telefónica's commitment to create value for its stakeholders, the following milestones were achieved in 2022:

- Reduction of CO_2 emissions by 80% compared to 2015 globally.
- Publication of the in-depth Life Cycle Analysis of connectivity solutions according to the EU Taxonomy criteria (first company in the sector to do this).
- Approval by the Board of Directors of the Group's Equality Policy, which addresses wage gaps, equal opportunities and greater parity.
- 31.3% female executives at December 31, 2022.

In addition, in the macroeconomic context and high uncertainty, the 2022 Total Shareholder Return ("TSR") was -5.27% while the median TSR of the companies that make up the comparison group for measuring this objective in Long-Term Variable Compensation was -23.7%. Accordingly, Telefónica is in fifth position compared to the 14 companies which comprise the said group.

New Remuneration Policy to be proposed at the General Shareholders' Meeting

Following the General Shareholders' Meeting held each year, the NCCGC carries out a process of reflection on the adequacy of the Remuneration Policy to Telefónica's strategic objectives and the interests of its stakeholders.

As part of its commitment to ongoing listening to its shareholders, the NCCGC maintains a constant and transparent dialogue with shareholders to learn, inter alia, their opinion on the remuneration policy and to test any changes that may be appropriate. The NCCGC also takes advantage of this interaction to provide shareholders with more context on the decisions taken by the Board of Directors over the past fiscal year.

The reflection process also took into account the results of the votes on the annual report on directors' remuneration in the last two fiscal years and those relating to the directors' remuneration policy approved on April 23, 2021.

Based on the findings of the reflection process, the NCCGC has proposed to the Board of Directors a new Remuneration Policy with the following features:

- The proposed new policy continues along the lines of the policy approved at the General Shareholders' Meeting held on April 23, 2021.
- In relation to the Executive Directors:
  - The possibility of granting extraordinary remuneration is removed.
  - Both the amounts and the characteristics of the fixed and variable elements of remuneration remain unchanged. In this respect, the Fixed Remuneration remains unchanged since 2013.
  - Notwithstanding the above, the maximum amount of Short-Term Variable Remuneration 2023 is limited to 125% of target. This maximum level is lower than the one included in the Remuneration Policy and the one set in 2022 (129.5% of the target).
  - The period in which it is possible to recover all or part of any of the Executive Directors' variable remuneration components after they have been paid (clawback), is extended by twelve (12) additional months, up to thirty-six (36) months.
- There is no change with respect to the remuneration of the Directors in their position as such.

This new Remuneration Policy will be brought to a vote at the Ordinary General Shareholders' Meeting to be held in 2023 and if approved, will come into effect on the same day.

Remuneration accrued in 2022 by the Executive Directors

The most relevant aspects of the remuneration accrued in 2022 by the Executive Directors are detailed below:

- **Total remuneration accrued in 2022 vs. 2021: decrease** of **22.2%** for the **Executive Chairman** and **24.5%** for the **Chief Operating Officer**.
- **Total variable remuneration accrued vs. variable remuneration initially granted: 63.6%** for the **Executive Chairman** and **61.5%** for the **Chief Operating Officer**.
- **Short-Term Variable Remuneration**: The relative metrics and weights determined for 2022 were Operative Revenue (30%), OIBDA (30%), Free Cash Flow (20%) and non-financial objectives - ESG (20%).

  Bearing in mind the foregoing, the weighted payment coefficient has risen to 121.3% of the maximum amount. This percentage is mainly explained by the fact that the degree of performance of the financial objectives as a whole was above 100%. In addition, the degree of performance of the non-financial - ESG objectives as a whole has also exceeded the target levels.

- **Long-Term Variable Remuneration:** The performance period for the third cycle (2020-2023) of the 2018-2023 Long Term Incentive Plan ended on December 31, 2022. 50% of the incentive was subject to the relative TSR and 50% to the Free Cash Flow generated in each of the years in the performance period. No amount whatsoever was accrued regarding the relative TSR due to the behavior of Telefónica's shares related to the comparison group, notwithstanding the improved performance of the stock. However, the Free Cash Flow target has been achieved. The incentive shall be paid during March 2023.

Taking into account the Telefónica's share price as at December 31, 2022, the economic value of the incentive to be received in shares by the Executive Directors is of 25.35% of the incentive originally awarded.

The sections below set out information on the applicable guidelines for the Directors' remuneration, along with a breakdown of the remuneration for the 2022 fiscal year and forecasts for the 2023 fiscal year.

5.1.1. Principles of the Remuneration Policy

GRI 2-19

The main focus of Telefónica's remunerative strategy is to attract, retain and motivate professionals of the Company, enabling it to achieve its strategic targets within the highly competitive and globalised setting in which it performs its business, by applying the most appropriate measures and practices for such purpose.

Based on the foregoing, the principles of the Remuneration Policy are the following:

		Executive Directors	Non-Executive Directors
Value creation	The Policy is consistent with Telefónica's commitment to growth, efficiency and long-term sustainable value creation for its stakeholders.	•	
Pay for Performance	A significant part of the total remuneration for the Executive Directors is variable and receiving it is subject to achieving financial, business, value creation and non-financial objectives, including ESG objectives. These objectives are predetermined, specific, quantifiable and aligned with the Company's corporate plan.	•	
Flexibility	The variable remuneration is not guaranteed and is sufficiently flexible so that there is a possibility of not paying this component.	•	
Competitiveness	In order to ensure the Company has the best professionals on board, the remuneration package must be competitive, both in its structure and its overall amount, with respect to other comparable companies at an international level.	•	•
Good Governance	When determining the remuneration for the Directors, the Company takes into consideration the developments taking place in regulations, best practices and national and international recommendations and trends related to the remuneration of Directors of companies listed on the stock market.	•	•
Fair Pay	Fair remuneration is provided for professional value, skills, experience, responsibility undertaken and results achieved. The Remuneration Policy for the Executive Directors is aligned with the policy for the other employees and shares the same principles and criteria for action and incorporating the components included in the remuneration package for Telefónica's management group. The Policy is consistent with Telefónica's inclusive culture, which includes a commitment to diversity and inclusion management as a key element in connecting talent and growth as a company.	•	•
Suitability	The amounts are sufficient to remunerate the qualifications, time spent and responsibility of the Directors, guaranteeing their required loyalty and allegiance to the Company, without compromising the independence of the Non-Executive Directors.		•
Transparency	The level of transparency in relation to remuneration is in line with the best corporate governance practices in order to create trust among all the stakeholders, including shareholders and investors.	•	•

The principles set out in this section are applicable both to the Remuneration Policy approved at the General Shareholders' Meeting held on April 23, 2021 and to the Remuneration Policy to be submitted to the General Shareholders' Meeting to be held in 2023.

5.1.2. Our remuneration practices

GRI 2-19

Executive Directors

- Linking the payment of the remuneration to the Company's results ("pay for performance").
- The weighting of the financial metrics to which the Variable Remuneration is linked represents at least 80%.
- The remuneration is in line with the interests of our stakeholders, such that variable remuneration is linked to both financial and shareholder return objectives as well as non-financial objectives, including ESG (Environmental, Social and Governance) objectives.
- Long-Term Incentive Plans:
  - A minimum performance period of three years for measurement of the objectives.
  - Mainly in shares.
  - Linked to metrics aligned with Telefónica's long-term strategic objectives.
  - Inclusion of ESG linked objectives.
  - Holding 100% of the awarded shares for a term of 24 months. This term is extended to 3 years extension as long as the number of shares subject to the permanent holding commitment has not been reached..
- Specific and uniform *malus* and clawback clauses, which are applied to any variable remuneration component.
- Commitment to permanently hold shares for a value equivalent to twice the fixed remuneration.
- Consideration of the quality of the results in the long-term and any associated risk in the evaluation process of variable remuneration.
- Recurrent external advice for the purpose of considering market practices as an additional factor to be taken into account in the process of adopting decisions on the Policy's design.
- No variable remuneration is guaranteed and the possibility of awarding extraordinary remuneration is not included. The Policy is consistent with Telefónica's commitment to diversity and inclusion management as a key element in connecting talent and growth as a company. Accordingly, Telefónica's staff is remunerated on the basis of their professional value, skills, experience, responsibility undertaken and results achieved.

Non-Executive Directors

- Remuneration is determined in accordance with the responsibilities and duties undertaken by each Director but without compromising its independence.
- The Non-Executive Directors are not included in the remuneration formulae or systems linked to the individual or Company's performance.
- The Non-Executive Directors are not paid in shares, options, stock options or remuneration rights tied to the value thereof.
- The Non-Executive Directors do not participate in any long-term savings systems, such as retirement plans, pension plans and any other welfare systems.

5.1.3.The Remuneration Policy of Telefónica applicable in 2023

As specified in the introduction to the report, the NCCGC regularly conducts a reflection process on the applicable Remuneration Policy, in which it considers both internal and external factors:

Internal factors

- Short- and long-term objectives.
- The results obtained by the Group.
- The link to the corporate plan and sustainability.
- The alignment with the general remuneration policy for the Company's employees.

External factors

- The recommendations received in the engagement process that Telefónica regularly conducts with investors, shareholders and proxy advisors.
- Market practices of relevant companies for Telefónica due to being competitors for business or talent and companies considered high performers,
- General corporate governance regulations and recommendations at a national and international level.

Of particular significance were the comments, recommendations and suggestions received from shareholders regarding the Remuneration Policy. The NCCGC also took into account the results of the votes on the annual report on directors' remuneration in the last two fiscal years and those relating to the directors' remuneration policy approved on April 23, 2021.

Bearing in mind all of the above, the NCCGC has proposed a new Remuneration Policy to the Board of Directors, which is in keeping with the previous policy. As regards the Executive Directors, both the amounts and features of the fixed and variable components of remuneration remain

unchanged. In addition, the new Remuneration Policy removes the possibility of awarding extraordinary remuneration and extends up to thirty six (36) months the period in which it is possible to recover all or part of any of the Executive Directors' variable remuneration components after they have been paid (clawback).

No change was made to the Directors' remuneration in their positions as such.

This new Remuneration Policy will be brought to a vote at the General Shareholders' Meeting to be held in 2023 and, if approved, will come into effect on the same day. Until that date, the Remuneration Policy approved by the Ordinary General Shareholders' Meeting held on April 23, 2021 will be in effect.

5.1.4. The Executive Directors' remuneration in 2023

- **The possibility of granting extraordinary remuneration is removed.**
- **Both the amounts and characteristics of the fixed and variable elements of remuneration remain unchanged or have been reduced.**
- **Performance-related remuneration is significant in relation to total remuneration (79% for the Executive Chairman and 77% for the Chief Operating Officer, in a target scenario).**
- **The Fixed Remuneration of the Executive Chairman remains the same since 2013. In the case of the Chief Operating Officer, amounts remain unchanged since his appointment in 2017.**
- **The maximum amount of the Short-Term Variable Remuneration has been reduced to 125% of the target amount (in 2022 the maximum was up to 129.5%). The same targets and weightings set in 2022 are maintained.**
- **The third cycle of the Long-Term Incentive Plan 2021-2026 is granted, which is linked to the same targets set in the two previous cycles (relative TSR, Free Cash Flow and neutralization of CO_2 emissions). As in previous years, the value of the maximum shares allocated in each of the Plan's cycles is lower than the maximum limit set in the Remuneration Policy.**

As specified above, on the date of this Report, the Executive Directors of Telefónica, S.A. are Mr. José María Álvarez-Pallete López, Executive Chairman, and Mr. Ángel Vilá Boix, Chief Operating Officer/COO.

Pay for performance and pay mix

The remunerative system for Telefónica's Executive Directors is characterized by its competitiveness and high demands. The variable remuneration, which is designed to incentivize achievement of the company's short- and long-term objectives, is one of the fundamental pillars of this system.

In this respect, Telefónica's long-term strategy is based on the following three basic pillars, which are linked to the variable remuneration of Telefónica's whole human team:

i. Growth, in the form of Operative Revenue and Total Shareholders Return;

ii. Efficiency, through improving the OIBDA, generating Free Cash Flow and efficient consumption of natural resources or the circular economy;

iii. Trust. Telefónica is a company that is fully committed to sustainability. For such purpose, factors such as customer trust, society trust, gender equality or the contribution to the reduction of climate change are weighted.

Therefore, receiving the Short-Term and Long-Term Variable Remuneration is linked to achieving certain financial and business operational as well as sustainability (ESG) objectives.

All the objectives are predetermined, specific, quantifiable and aligned with Telefónica's strategic goals, strictly determined and assessed by the NCCGC, which monitors them, so that their alignment with Telefónica's social interests is ensured.

The Executive Directors' pay package is leveraged mainly on variable remuneration, with most of the total remuneration being received only if the objectives set out for the short- and long-term variable remuneration are met. This pay structure is consistent with the "pay for performance" principle

The Executive Directors therefore may not receive any variable remuneration in the event that the minimum performance thresholds are not met. The short-term and long-term variable remuneration percentage is significant in relation to the total remuneration. In any case, such percentage of their total remuneration (considering, for such purpose, the sum of the Fixed Remuneration, Short-Term Variable Remuneration and the annualized long-term incentive) can reach a maximum of 85%.

The pay mix for Telefónica's Executive Directors is shown below, assuming a situation in which the stipulated targets are achieved:

Executive Directors' remuneration structure for 2023

At Telefónica, results-based remuneration has a significant weighting in total remuneration (remuneration structure for **100% or target level achievement**)*


Performance-related remuneration (79%)
Executive Chairman
21%
37%
42%
Performance-related remuneration (77%)
Chief Operating Officer
23%
35%
42%
Fixed Remuneration
Short-Term Variable Remuneration
Long-Term Variable Remuneration*

*The remuneration mix is shown in accordance with a Long-Term Variable Remuneration allocation equivalent to 200% of the Fixed Remuneration for the Executive Chairman and 180% for the Chief Operating Officer. To this end, Fixed Remuneration does not include remuneration in kind, contributions to pension plans for Telefónica employees or contributions to the Executive Pension Plan.

	Type of objective	*Metric*	*Weighting*
Short-Term Variable Remuneration	**Operating and financial objectives (80%)**	Operating Revenue	30%
		OIBDA	30%
		Free Cash Flow	20%
	Sustainability objectives - ESG (20%)	NPS	5%
		NPS GAP	4%
		Climate Change - GHG Emissions	5%
		Gender Equality - % of women in executive positions	3%
		Society Trust - REP Trak	3%
Long-Term Variable Remuneration	**Value creation for shareholders and financial objectives (90%)**	Relative TSR*	50%
		Free Cash Flow	40%
	Sustainability objectives - ESG (10%)	Neutralization of CO_2 Emissions	10%

*The comparison group consists of companies belonging to the telecommunications sector, weighted according to their relevance for Telefónica.

Components of the remuneration package in 2023:

The elements included in the remuneration package for executive directors for the performance of their executive duties are similar to those of the 2022 fiscal year, however, without the possibility of awarding any extraordinary variable remuneration:

A. FIXED REMUNERATION

Purpose:

Suitable compensation for performing their executive duties according to the level of responsibility, leadership and performance within the organization, promoting the retention of key staff and attracting top talent and creating sufficient economic independence to balance the significance of other remunerative items.

Amount:

No increases in the Executive Directors' fixed remuneration are expected during 2023.

Executive Chairman: €1,923,100.

This remuneration is the same as the amount paid since 2013 and it was determined for his position as Chief Operating Officer and remained the same after his appointment as Chairman in 2016.

Chief Operating Officer: €1,600,000.

This remuneration is the same as the amount paid when Mr. Vilá was appointed as a Chief Operating Officer of the company on 26 July 2017.

Functioning:

The annual gross fixed remuneration is paid on a monthly basis in cash. This remuneration is set by the Board of Directors at the proposal of the NCCGC and may be adjusted every year depending on the criteria approved from time to time by the NCCGC. The maximum annualized increase during the term of the Policy may not exceed 10% of the gross annual salary. In certain situations, such as a change in the size and complexity of the business, a change in responsibility, development in the position and/or special retention and motivation needs, the NCCGC may decide to apply higher increases. The underlying reasons will be explained in the relevant Annual Report on the Directors' Remuneration.

B. SHORT-TERM VARIABLE REMUNERATION

Purpose:

To reward the performance of a combination of financial, operational, business and non-financial objectives, including ESG objectives, that are predetermined, specific, measurable and aligned with Telefónica's strategic objectives.

Amount:

Target Amount (this is reached when 100% of the pre-determined targets have been achieved):

i. The Executive Chairman: 180% of the Fixed Remuneration.

ii. The Chief Operating Officer: 150% of the Fixed Remuneration.

These amounts remain the same since 2018

Maximum Amount (this is reached when the pre-determined targets are achieved at the maximum level):

i. The Executive Chairman: 225% of the Fixed Remuneration (125% of the Target Amount).

ii. The Chief Operating Officer: 187.5% of the Fixed Remuneration (125% of the target).

These amounts have been reduced compared to 2022 and compared to those set out in the Remuneration Policy.

Metrics:

For the fiscal year 2023, the NCCGC has reviewed the objectives, metrics and performance scales to be applied in order to ensure fulfillment of the Telefónica Group's corporate Plan. As a result, the Board of Directors has selected the quantifiable and measurable metrics that best reflect the Telefónica Group's value creation levers, according to a proposal made by the NCCGC:

- 80% of the objectives are operational and financial:
  - 30% of the objectives are linked to the Operating Revenue, which enables the Telefónica Group's growth to be measured.
  - 30% of the objectives are linked to the OIBDA, which reflects both the Group's growth and development in operational execution.
  - 20% of the objectives is linked to the Free Cash Flow, which is key to meeting the Company's financial commitments.
- The remaining 20% is linked to sustainability (ESG) objectives, aligned with the company's Corporate Plan:
  - 9% of the objectives are linked to Customer Trust, not only related to Telefónica but also in relative terms compared with our competitors:
  - NPS (5%).
  - NPS GAP (4%).
  - 11% of the objectives are linked to other sustainability (ESG) targets:
  - Climate Change (GHG Emissions 5%).
  - Gender Equality - % of Women in executive positions (3%).
  - Society's Trust (REP Trak - 3%).

Functioning:

The aforementioned objectives are approved by the Board of Directors at the beginning of each fiscal year, according to a proposal made by the NCCGC. The maximum level of the Short-Term Variable Remuneration in 2023 is set at 125% of target in the case of the maximum achievement of the pre-determined targets. This maximum level is lower than that set out in the Remuneration Policy (129.5% of target).

For the purpose of calculating the payment coefficient obtained for each level of objective performance, a performance scale is determined for each metric, which includes a minimum threshold below which no incentive is paid. In the case of 100% objective performance, the target Short-Term Variable Remuneration will be paid and, in case of maximum objective performance the maximum Short-Term Variable Remuneration will be received.

Information in greater detail is provided below about the scales for achieving each of the targets and how the stipulated maximum is achieved:

Metrics	Weighting (%)	Payments levels (% of target)			% of maximum weighted payment
		Min.	Target	Max.	
Financial Objectives (80%)					
Operating Revenue	30%	50%	100%	125%	37.50%
OIBDA	30%	50%	100%	140%	42.00%
Free Cash Flow	20%	50%	100%	125%	25.00%
ESG Objectives (20%)					
NPS	5%	50%	100%	125%	6.25%
NPS GAP	4%	50%	100%	125%	5.00%
Climate Change - GHG Emissions	5%	50%	100%	125%	6.25%
Gender Equality - % of women in executive positions	3%	50%	100%	125%	3.75%
Society's Trust - REP Trak	3%	50%	100%	125%	3.75%
	100%				**129.50%**

In order to calculate the amount of the Short-Term Variable Remuneration, the NCCGC firstly considers the level of performance and weighting of each target on an individual basis and then the overall level of achievement of the objectives as a whole. For such purpose, it applies the internal objective assessment rules and procedures set out by the Company for its executives. When conducting this assessment, the NCCGC is supported by the Audit and Supervisory Committee, which provides information about the results audited by the company's external auditor (PRICEWATERHOUSECOOPERS AUDITORES, S.L.) and by the internal audit. The Committee also considers any associated risk for both setting the targets and assessing their performance thereof.

In this respect, any positive or negative economic effects caused by extraordinary events that could distort the findings of the assessment are disregarded and the long-term quality of the results and any associated risk are considered in the proposed Short-Term Variable Remuneration.

The Short-Term Variable Remuneration is fully paid in cash providing the targets set for this purpose have been achieved. This remuneration will not be paid until the NCCGC and the Audit and Supervisory Committee have carried out the actions described above in the first quarter of the following year.

Moreover, the NCCGC is authorized make a proposal to the Board of Directors to fully or partially cancel payment of the short-term variable remuneration if certain unforeseen circumstances arise, as described in this Report, as well as its partial or full clawback within twenty-four (24) months after the payment thereof.

C. LONG-TERM VARIABLE REMUNERATION

Purpose:

To increase the Executive Directors' and management team's commitment to the company and its corporate plan, linking their remuneration to creating value for the shareholders and sustainable strategic objective performance, so that they are in line with the best remuneration practices. In turn, by means of its Long-Term Incentive Plan, the company also aims at offering a competitive remuneration package that contributes to retaining the managers who hold key positions in the organization.

Description:

A new Long-Term Incentive Plan 2021-2026 was approved by the General Shareholders' Meeting held in 2021, consisting of payment with Telefónica, S.A.'s shares. The Executives of the Telefónica Group, including the Executive Directors of Telefónica, S.A., who meet the requirements stipulated for such purpose from time to time, are invited to take part in such Plan.

The total term of the Plan is five (5) years divided into three (3) cycles, which are independent from each other, of three (3) years each (in other words, by delivering the shares corresponding to each cycle once three years have elapsed counted from the start of each cycle).

1. The first cycle 2021-2024: The target measurement period began on January 1, 2021 and will end on 31 December 2023. If the objectives are achieved, the shares will be settled in 2024, once the annual accounts for the fiscal year 2023 have been drawn up and audited.

   The number of shares granted represented, at their grant value, 200% of the Fixed Remuneration for the Executive Chairman and 180% of the Fixed Remuneration for the Chief Operating Officer.

2. The second cycle 2022-2025: The performance period began on January 1, 2022 and will end on December 31, 2024. If the objectives are achieved, the shares will be settled in 2025, once the annual accounts for the fiscal year 2024 have been drawn up and audited.

   The number of shares granted represented, at their assignment value, 200% of the Fixed Remuneration for the Executive Chairman and 180% of the Fixed Remuneration for the Chief Operating Officer.

3. The third and last cycle 2023-2026: The performance period will begin on January 1, 2023 and will end on December 31, 2025. If the objectives are achieved, the shares will be settled in 2026, once the annual accounts for the year 2025 have been drawn up and audited.

   The number of shares granted represented, at their assignment value, 200% of the Fixed Remuneration for the Executive Chairman and 180% of the Fixed Remuneration for the Chief Operating Officer.

Metrics of the Long-Term Incentive Plan 2021-2026:

The metrics determined for the Third Cycle of the Long-Term Incentive Plan 2021-2026 are the Relative TSR (50%), Free Cash Flow (40%) and Neutralization of CO_2 Emissions (10%).

Metrics	Weighting (%)	Company results	Incentive to be accrued (%)
Relative TSR[1]	50%	75th percentile or above	100%
		Median	30%
		Below median	0%
Free Cash Flow	40%	100% achievement	100%
		90% achievement	50%
		Lower than 90% achievement	0%
Neutralization of CO_2 emissions: scopes 1+2 in 2025[2]	10%	100% achievement	100%
		90% achievement	50%
		Lower than 90% achievement	0%

[1]Comparison group: Vodafone Group, America Movil, Deutsche Telekom, BT Group, Orange, Telecom Italia, Telenor, TeliaSonera, Swisscom, Koninklijke, KPN, TIM Brasil, Proximus, Millicom, Liberty Global.
[2]In addition, in order for the incentive to be paid, a minimum level of emission reductions must be achieved.

Each of these metrics is explained below:

Relative TSR (50%)

Definition: Share profitability taking into account the sum of the cumulative variation of Telefónica's share value, plus the dividends and other similar items received by shareholders during the cycle in question.

Determining the level of achievement: The evolution of TSR from Telefónica's shares is measured from the beginning of the cycle (2023) until the end of such cycle (2025), in relation to the TSR from other companies pertaining to the telecommunication sector, weighted depending on their relevance to Telefónica S.A. that, for the purpose of the Plan, will be used as the comparison group. The companies included in the comparison group are the following: Vodafone Group, America Movil, Deutsche Telekom, BT Group, Orange, Telecom Italia, Telenor, TeliaSonera, Swisscom, Koninklijke KPN, TIM Brasil, Proximus, Millicom y Liberty Global.

Performance Scale: The number of shares to be delivered associated with the performance of this objective will be between 15% of the number of theoretical shares granted, in the case the evolution of the TSR of Telefónica S.A.'s shares is, at least, the median of the Comparison Group (below this threshold no incentive will be payable) and 50% if the evolution is in the third or higher quartile of the comparison group. The percentage by linear interpolation is calculated for those that are between the median and the third quartile.

Free Cash Flow (40%)

Definition: Free cash flow generation (FCF).

Determining the level of achievement: The level of FCF generated by the Telefónica Group is measured during each year, in comparison with the value set in the budgets approved by the Board of Directors for each year, considering the final level of FCF performance, the average of the annual partial results obtained and approved by the NCCGC.

Performance Scale: For each cycle, the Board of Directors, according to a proposal made by the NCCGC, determines a performance scale that includes a minimum threshold of 90% performance, below which no incentive is paid and the performance of which implies 20% of the theoretical shares granted being delivered, and a maximum level of 100% performance, which implies 40% of the theoretical shares granted being delivered.

Neutralization of CO_2 Emissions (10%)

Definition: Level of neutralization of the Telefónica Group's CO2 emissions level by December 31, 2025, with the additional requirement for this part of the incentive to be paid being to achieve a minimum level of scope 1 + 2 emissions reduction, in line with the 1.5 °C scenario of the Paris Agreement (SBTi) and with the Company's objective of neutralise all its emissions to reach 1+2 by 2025 in its main markets.

Emissions neutralization refers to the purchase of carbon credits to absorb CO2 from the atmosphere.

Carbon credits involve the purchase of CO2 certificates on the voluntary market. These credits are generated from projects that absorb or reduce CO2 from the atmosphere, which must be certified to international standards of the highest quality and where possible have social benefits associated with them. This is verified on an annual basis by an external auditor.

By 2023 and 2024, in line with Telefónica's Climate Action Plan, and SBTi recommendations, carbon credits from reduced emissions from deforestation and degradation will be allowed, with the aim of contributing to slowing deforestation in certain regions where Telefónica has operations.

Scope 1 and 2 emissions consist of direct and indirect CO2 emissions from daily activity caused by fuel consumption, leakage of refrigerant gases and electricity use.

Determining the level of achievement: Neutralisation/ offsetting of emissions is calculated as the difference between Scope 1+2 emissions and the amount of carbon credits retired on behalf of the Company.

The level of direct and indirect CO2 emissions from Telefónica's daily activity is calculated in accordance with the following formula:

$$CO_2 \text{ emission} = \text{Activity Data} \times \text{Emission Factor}$$

Where:

- Activity Data: The amount of energy, fuel, gas, etc. consumed by the company during the year.
- Emission Factor: The amount of CO2 emitted into the atmosphere by the consumption of each activity unit.

For electricity, the emission factor provided by official sources (European Union, Ministries, CNMC, etc.) is used and for fuels the GHG Protocol emission factors are used.

Performance Scale: For each cycle, the Board of Directors, according to a proposal made by the NCCGC, determines a performance scale that includes a minimum threshold of 90% achievement, below which no incentive is paid and the achievement of which implies 5% of the theoretical shares granted being delivered, and a maximum level of 100% achievement, which implies 10% of the theoretical shares granted being delivered. In addition, achieving a minimum level of emission reductions of Scope 1 + 2, in line with the 1.5°C scenario of the Paris Agreement (SBTi), will be necessary for this part of the incentive to be paid.

Operation of the third cycle of the Long-Term Incentive Plan 2021-2026:

The NCCGC conducts an assessment of the objectives on an annual basis and, once each cycle has ended, the level of performance is determined. When conducting this

assessment, the NCCGC is supported by the Audit and Supervisory Committee, which provides information on the results audited by the external auditor and the Company's internal auditor, which will have been analyzed first by the Audit and Supervisory Committee itself. The NCCGC also considers any associated risk for both setting the targets and assessing their achievement.

When determining the objective performance level, any positive or negative economic effects caused by extraordinary events that may distort the findings of the assessment are disregarded and the long-term quality of the results are considered in the proposed Long-Term Variable Remuneration.

In order for each of the members to be entitled to receive the corresponding shares, they must have held an employment or commercial relationship with the Telefónica Group on the date the shares of each cycle are settled (subject to the exceptions considered appropriate) and they must have been associated with the Telefónica Group for at least one year.

The Members will not receive the shares to which they may be entitled until the NCCGC and the Audit and Supervisory Committee have carried out the actions described above.The amount paid, if any, will be subject to the malus and clawback clauses set forth in the following subsection “Malus and clawback clauses for the variable remuneration” of this Report.

In any case, 100% of the shares settled within the scope of the Plan to the Executive Directors are subject to a retention period of two years. In addition, as stipulated in Remuneration Policy the Executive Directors must hold (directly or indirectly) a number of shares (including those settled as remuneration) equivalent to two years' gross fixed remuneration as long as they are members on the Board of Directors and perform executive duties.

Until this requirement is met, the retention period for any shares given to Executive Directors under the Plan, if any, is three years.

The foregoing is not applicable to the shares that the Executive Directors need to sell to pay the costs related to their acquisition or, with prior consideration of the NCCGC, to cover extraordinary situations where this is required.

Incentives assigned to the Long-Term Variable Remuneration in force in 2023:

As mentioned above, the cycles in force in 2023 related to the long-term incentive plans are as follows:

	Performance period	Year shares are delivered	Number of granted shares (Value of shares granted as percentage of Fixed Remuneration)	
			Executive Chairman	Chief Operating Officer
Long-Term Incentive Plan 2021-2026:				
First cycle	2021-2023	2024	1,094,000 (200)%	819,000 (180)%
Second cycle	2022-2024	2025	995,000 (200)%	745,000 (180)%
Third cycle	2023-2025	2026	1.110.000 (200)%	831.000 (180)%

The value of the maximum shares granted in each cycle of the Plan is lower than the upper limit set in the Remuneration Policy (250% of the Fixed Remuneration) and in the resolution of the General Shareholders' Meeting held on April 23, 2021.

- First cycle 2021-2024: The maximum number of shares represented, at their grant value, 200% of the Fixed Remuneration for the Executive Chairman (1,094,000 shares) and 180% for the Chief Operating Officer (819,000 shares). In case of over-performance of objectives, no additional shares will be awarded. The number of shares stated above is the maximum number of shares that Executive Directors may receive if they meet or exceed 100% of the targets.
- Second cycle 2022-2025: The grant value of the first cycle (200% of the Fixed Remuneration for the Executive Chairman and 180% for the Chief Operating Officer) has been maintained, with a maximum number of 995,000 shares granted to the Executive Chairman and 745,000 shares granted to the Chief Operating Officer. In case of over-performance of targets, no additional shares will be awarded. In this regard, the number of shares stated above is the maximum number of shares that Executive Directors may receive if they meet or exceed 100% of the objectives.
- Third cycle: 2023-2026: The grant value of the first cycle (200% of the Fixed Remuneration for the Executive Chairman and 180% for the Chief Operating Officer) has been maintained, with a maximum number of 1.110.000 shares granted to the Executive Chairman and 831.000 shares granted to the Chief Operating Officer. In case of over-performance of objectives, no additional shares would be awarded. The number of shares stated above is the maximum number of shares that Executive Directors may receive if they meet or exceed 100% of the objectives.

As noted in this Report, as well as in previous annual reports on directors' remuneration, the maximum number of shares granted under each of the cycles is significantly

lower than the maximum limit approved by the Annual General Meeting in 2021.

The number of shares to be provided at the end of each cycle of the Plan will depend on the maximum number of shares granted and the level at which the objectives of the Plan are achieved.

Impact of a change in control on Long-Term Variable Remuneration:

In the event of a change in control in Telefónica, the cycles in progress in 2023 will be subject to early settlement on a pro rata basis, delivering to the Members, where appropriate, the shares, or the equivalent amount in cash, taking into account for such purpose the closing price of the last stock exchange session of the month immediately prior to the date on which the change of control occurs.

The incentive to be paid is pro-rated for the time elapsed since the start date of the relevant cycle, and adjusted according to the achievement of targets on the date of the change of control.

D. PENSION PLAN FOR TELEFÓNICA'S EMPLOYEES

Contributions

The Pension Plan for the Executive Directors follows the same structure as in recent years and both the determination of the amounts and the conditions described below are identical to those applied to the rest of Telefónica's staff in Spain:

- The Executive Chairman: 6.87% of his base salary, plus 2.2% as a mandatory contribution to be made by the Executive Chairman up to the maximum annual limit that the law stipulates from time to time.
- Chief Operating Officer: 4.51% of his base salary, plus 2.2% as a mandatory contribution to be made by the Chief Operating Officer up to the maximum annual limit that the law stipulates from time to time.

Functioning:

As described in each of the Executive Directors contracts, the Pension Plan is a defined-contribution plan and the contingencies covered are as follows: retirement; the member's death; the beneficiary's death; total and permanent disability to work in one's usual profession, absolute and permanent incapacity for all work and serious disability; and severe or major dependency of the member.

The benefits consist of the economic right accrued by the beneficiaries as a result of the occurrence of any of the contingencies covered by this Pension Plan. It is quantified according to the number of account units that correspond to each member based on the amounts contributed to the Pension Plan and is assessed for the purpose of payment according to the value of the account unit from the business day before the date when the benefits become effective.

The members may also exercise their vested rights, in whole or in part, on an exceptional basis in the event of serious illness or long-term unemployment.

The Pension Plan is included within the "Fonditel B Fondo de Pensiones," managed by Fonditel Pensiones, EGFP, S.A.

In the fiscal year 2023 the law may change the financial and tax limits for contributions to pension plans. In this respect, as has been the case in the past, a collective unit-link insurance policy has been taken out to cover the excess of contribution over the annual fiscal limits included in the legislation

This unit-link insurance policy taken out with the company Plus Ultra, Seguros Generales y Vida, S.A. de Seguros y Reaseguros covers the same contingencies as those included in the Pension Plan with the same exceptional liquidity events in the case of serious illness or long-term unemployment.

E. REMUNERATION IN KIND

In addition to the life insurance policy covering death or disability described above, the Executive Directors are provided with a general health insurance policy and dental coverage as remuneration in kind and they are also provided with a company vehicle, all of the foregoing in line with the general policy applicable to the Company's Executives.

The Executive Directors also participate in the Global Employee Share Purchase Plan (GESP), under the same conditions as the rest of Telefónica's employees. The Executive Directors have decided to allocate the maximum amount established in the GESP (€1,800) to the acquisition of shares.

Moreover, Telefónica has taken out a third-party liability insurance policy (D&O) for its managers, executives and staff performing similar duties in the Telefónica Group, with the usual terms and conditions for these kinds of insurance policies. This policy also includes the company's subsidiaries in certain cases.

Malus and clawback clauses for the variable remuneration

Regarding clawback formulae or clauses in order to claim the return of the variable remuneration components based on results, the following should be taken into account if such components have been paid based on data that is later clearly shown to be inaccurate, and in order to adopt measures to avoid any conflict of interest:

- The NCCGC is authorized to propose cancellation of payment of the variable remuneration to the Board of Directors under circumstances of this kind.
- Furthermore, the NCCGC must assess whether exceptional circumstances of this kind could even lead to termination of the relationship with the respective party or parties responsible, proposing to the Board of

Directors that such measures should be adopted as may be appropriate.

The Remuneration Policy standardizes the malus and clawback clauses for all variable remuneration. The Remuneration Policy to be submitted to the vote of the AGM in 2023 stipulates that the Board of Directors will decide, with a prior report issued by the NCCGC, if necessary, on the following: (i) partial or full cancellation of the variable remuneration pending payment (malus) and/ or (ii) partial or full recovery of any variable remuneration component within thirty-six (36) months after its payment (clawback), if certain exceptional situations arise that affect the Company's results or are related to the Executive Director's inappropriate conduct.

For these purposes, exceptional situations shall be deemed as those that will be subject to assessment by the Board of Directors, among others, as examples but not limited thereto, the following:

- Reformulating the company's financial statements without being based on an amendment of the applicable accounting standards.
- If the Executive Officer has been sanctioned for a serious breach of the code of conduct and other internal regulations or serious breach of the regulations that are also applicable thereto.
- In any case, when it is shown that the variable remuneration component in question has been partially or fully assessed based on information that is clearly proven to be false or inaccurate *a posteriori*, or other unforeseen circumstances not accepted by the company that have a serious negative impact on the profit and loss accounts.
- If the company's external auditor includes exceptions in its report that reduce the results taken into consideration to determine the amount of the variable remuneration payable.

In addition, the malus and clawback clauses set in the Long-Term Incentive Plan 2018-2023, approved by the General Shareholders' Meeting held in 2018, the characteristics of which are set out in the Annual Report on Directors' Remuneration for the years 2018, 2019 and 2020, will remain in force.

Furthermore, the variable remuneration set out in this Policy shall be subject to any other clawback clauses or commitments established in the Company's Variable Remuneration Clawback Policy, if any, approved by the Board of Directors, at the proposal of the NCCGC, in order to, among other purposes, comply with the applicable regulations and/or listing requirements at any given time in the markets in which Telefónica's securities are listed and, in particular, with the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act.

Possible severance pay

The contracts signed with the Executive Directors are for an indefinite term and include a non-competition clause. This clause implies that, once the relevant contract has been terminated and during the valid term of the clause (two years after the termination of the contract for any reason), the Executive Directors may not indirectly or directly render their services themselves or through others, either on their own behalf or for third parties, to Spanish or foreign companies that engage in the same or similar business activities as Telefónica.

Regarding the conditions related to the termination of the contracts, the Executive Chairman, Mr. José María Álvarez-Pallete López, and the Chief Operating Officer, Mr. Ángel Vilá Boix, have the same terms and conditions as in their previous contracts, which specify agreed severance pay for termination of the relationship, when appropriate, which could amount to a maximum of four (4) annual payments. Each annual payment consists of the last fixed remuneration and the arithmetic mean of the sum of the last two (2) amounts of annual variable remuneration paid pursuant to the contracts.

In addition, the Executive Directors are members of an Executive Pension Plan that covers the contingencies of retirement, early retirement, permanent total or absolute disability or severe disability and death, the annual contribution to which is equivalent to 35% of the Fixed Remuneration, after deducting the contributions made to the Pension Plan for Telefónica employees described in section D above. However, the receipt of the remuneration described in the previous paragraph is incompatible with the awarding of any financial rights related to this Executive Pension Plan. Therefore, if an Executive Director receives the aforementioned financial remuneration, he/ she would not be entitled to any financial rights under this Plan.
The implementation vehicle of this Plan approved in 2006 is a unit-linked group life insurance policy taken out with an insurance company, and the amount of the benefit under this guarantee will be equivalent to the mathematical provision applicable to the insured on the date on which the policyholder notifies and proves to the insurance company that he/she is in one of the situations covered by the Plan.

There is currently no vesting of economic rights in favor of the Executive Directors. In the case of legislative amendments on this matter, according to a proposal made by the NCCGC, the Board of Directors could make the appropriate adjustments.

Even though there are no changes planned for the functioning of this Plan, any adjustments to be made to the Executive Pension Plan must be approved by the Board of Directors. These adjustments must be justified and proposed by the NCCGC. The reasons for the adjustments must be duly explained in the annual report on the directors' remuneration.

Contractual terms and conditions for the Executive Directors

The contracts that currently regulate the Executive Directors performing their duties and responsibilities are of a commercial nature and include clauses that are normally used for these kinds of contracts. These contracts have been proposed by the NCCGC, approved by the Board of Directors and have not suffered any significant modifications in 2022.

In addition to the severance pay terms and conditions explained in the previous point, a summary is provided below of the main terms and conditions of the Executive Directors' contracts:

- Term: Indefinite
- Prior notice: There is an obligation to provide prior notice in the event of the contract being terminated due to a unilateral decision adopted by the Chief Operating Officer, being stipulated that he must notify such unilateral decision in writing with at least three months' prior notice, except in cases of force majeure. If this obligation is not fulfilled, he must pay the Company an amount equivalent to the Fixed Remuneration for the period of prior notice he had failed to observe.
- Exclusivity: During the term of the contracts, it is prohibited to sign (either directly or through intermediaries) any employment, commercial or civil contracts with other companies or institutions that engage in activities similar in nature to those of Telefónica.
- Non-competition clause: The contract states the relationship is compatible with holding representative, administrative and management posts and other professional positions in other companies in the Telefónica Group or in any other undertakings unrelated to the Company when expressly notified to the Nominating, Compensation and Corporate Governance Committee and the Board of Directors.

  On the other hand, it states that the relationship is incompatible, during the term of the clause (two (2) years after the termination of the contract for any reason) with directly or indirectly rendering services, as an employee or self-employed, by themselves or through third parties, to any Spanish or foreign companies that engage in activities identical or similar to those of Telefónica.
- Non-disclosure: While the relationship remains in force and also after the termination thereof, there is a non-disclosure duty regarding any information, data and any kinds of reserved and confidential documents that they have knowledge of or to which they have had access as a result of performing their duties.
- Compliance with the regulatory system: The contracts include the obligation to abide by the rules and obligations set out within Telefónica's regulatory system, which are contained, among other regulations, in the Board of Directors' Regulations and Telefónica's Internal Stock Market Conduct Regulations.

Shareholding commitment

Executive Directors more than meet the shareholding commitment of two years' gross fixed remuneration.

As stipulated in the Remuneration Policy, the Executive Directors must hold (directly or indirectly) a number of shares (including those provided as remuneration) equivalent to two (2) years' gross fixed remuneration as long as they are members on the Board of Directors and perform executive duties.

The term set for achieving this objective is five years, counted from 1 January 2019 or, in the case of Executive Directors appointed at a later time, counted from the date of their appointment, unless the Board of Directors/ NCCGC approve a longer term when exceptional situations arise.

	Shareholding Requirement
Executive Chairman	200% Gross Fixed Remuneration
Chief Operating Officer	200% Gross Fixed Remuneration

As long as the number of shares subject to this commitment has not been reached, the shares that the Executive Director receives within the scope of any variable remuneration component will be subject to a minimum retention period of 3 years; therefore raising the Executive Director's level of commitment.

The foregoing is not applicable to the shares that the Executive Directors need to sell to pay the costs related to their acquisition or, with prior consideration of the NCCGC, to cover extraordinary situations where this is required.

This commitment will be verified by the NCCGC, which, among other issues, will consider aspects such as the share price to be taken into account or the regularity with which the holding commitment will be reviewed.

Although this requirement came into force on January 1, 2019, the Executive Directors are allowed until December 31, 2023 to comply with it

As of December 31, 2022, the Executive Chairman of the Company, Mr José María Álvarez-Pallete López, held 2.168.574 shares in Telefónica, S.A.

The Chief Operating Officer (COO), Mr. Ángel Vilá Boix, held 624.248 Telefónica shares.

The price at which the Executive Directors acquired their shares represents an amount that was well over twice their Fixed Remuneration.

5.1.5. The Directors' remuneration in their positions as such in 2023

- **The remuneration payable to the Directors in their positions as such remains unchanged since 2012.**

The remuneration payable to the Directors in their positions as such is structured, within the legal and statutory framework, pursuant to the remunerative criteria and items specified below, up to the maximum limit determined for such purpose by the General Shareholders' Meeting, pursuant to the provisions in Article 35 of the Articles of Association.

According to the foregoing, the Ordinary General Shareholders' Meeting held on April 11, 2003 set the annual gross maximum amount for the remuneration at €6,000,000 payable to the Directors in their positions as members of the Board of Directors.

The aforementioned remuneration is, in all cases, the maximum amount payable and the Board of Directors is responsible for proposing the allotment of the amount among the various items and among the different Directors, taking into account the duties and responsibilities assigned to each Director, membership on Committees within the Board of Directors and other objective circumstances that would be considered relevant.

Regarding the fiscal year 2023, according to the market information available, the Committee has proposed to the Board not to increase the Directors' fixed remuneration, both in their positions as such and for performing their executive duties. This remuneration has remained the same since 2012.

	Board of Directors	Executive Committee	Advisory or Supervisory Committee (*)
Chairman (**)	€240,000	€80,000	€22,400
Vicepresident	€200,000	€80,000	-
Propietary Member	€120,000	€80,000	€11,200
Independent Member	€120,000	€80,000	€11,200
Other External Member	€120,000	€80,000	€11,200

(*) In addition, the amount of the attendance fee for each of the meetings of the Advisory or Supervisory Committees is €1,000.
(**) In this regard, the Executive Chairman has waived payment of the aforementioned amounts (i.e. €240,000 as Chairman of the Board of Directors and €80,000 as Chairman of the Executive Committee), as he has done in previous years.

The Executive Directors can waive payment of the aforementioned amounts.

Moreover, the Non-Executive Directors receive the remuneration payable to them due to being members of certain management bodies of Telefónica's subsidiaries and investee companies.

5.1.6. Application of the Remuneration Policy in 2022

GRI 2-19

Summary of the Remuneration Policy applied in 2022 and the results of the ballot on the Annual Report on Remuneration of the Directors for 2021

The remuneration payable in the financial year 2022 was in line with the terms of the Remuneration Policy approved on a binding basis at the General Shareholders' Meeting held on April 23, 2021, pursuant to the provisions in the Transitional Provision of Article 529 Novodecies of the Spanish Corporate Enterprises Act.

More details on the current Remuneration Policy can be found at the following link: https://www.telefonica.com/es/wp-content/uploads/sites/4/2021/10/politica-remuneraciones-consejeros-telefonica.pdf

There have been no deviations from the procedure for the application of the remuneration policy, nor have any temporary exceptions been applied.

In this respect, the remuneration payable in 2022 to the Executive Directors and the Directors in their positions as such consists of the same components as those described for the current Remuneration Policy in force in 2023.

The detailed description of the Directors' remunerative system for 2022 was included in section 5.1.4 of the Annual Report on the Directors' Remuneration for 2021. This report was approved by 53.28% of the votes cast, with a 42.89% of votes against and 3.83% abstentions.

The Executive Directors' remuneration structure

- **The remuneration accrued in 2022 has decreased significantly compared to the remuneration in 2021:**
  - **Executive Chairman: -22.2%.**
  - **Chief Operating Officer: -24.5%.**
- **In this respect, the Executive Chairman and the Chief Operating Officer in 2022 have accrued 63.6% and 61.5%, respectively, of the target variable remuneration initially granted.**
- **In particular for the third cycle (2020-2023) of the 2018-2023 Long-Term Incentive Plan, taking into account the Telefónica's share price as at December 31, 2022, the economic value of the incentive to be received in shares by the Executive Directors is 25.35% of the incentive originally granted.**

The pay mix for Telefónica's Executive Directors in the last two years is shown below:


EXECUTIVE CHAIRMAN
CHIEF OPERATING OFFICER
8,725 €
-22.2%
1,923¹
6,787 €
901²
452²
3,808
4,199
63.6% OF TARGET VARIABLE REMUNERATION GRANTED
1,923
1,923
6,626 €
-24.5%
1,600¹
5,001
668²
335²
2,640
2,911
61.5% OF TARGET VARIABLE REMUNERATION GRANTED
1,600
1,600
2021
2022
2021
2022
Fixed Remuneration
Remuneration in Kind + Pension Scheme
Extraordinary Remuneration
Short-Term Variable Remuneration
Long-Term Incentive
€ Thousand

[1] Extraordinary remuneration as a consequence of extraordinary efforts made by executive directors in corporate transactions of special relevance. The remuneration policy to be submitted to the 2023 Annual General Meeting eliminates the possibility of receiving

[2] In order to determine the incentive value of the second and third cycle of the 2018-2023 Long-Term Incentive Plan, the number of accrued shares by each Executive Director has been multiplied by the Telefonica's share price as at December 31, 2021, and December 31, 2022, respectively.

The following table compares the accrued amount of long-term variable remuneration for the period 2021-2022, in relation to the amounts granted for a target scenario of achievement objectives (that is, 100% achievement)

% (accrued amount / target amount granted)

	2021	2022
Executive Chairman	64.4%	63.6%
Chief Operating Officer	62.7%	61.5%

The Executive Directors' remuneration in 2022

A. FIXED REMUNERATION

The Executive Chairman: €1,923,100.

In case of the Executive Chairman, the amount of his Fixed Remuneration in 2022 was the same as that paid since 2013, which was determined in his position as Chief Operating Officer, which remained the same after his appointment as Chairman in 2016.

The Chief Operating Officer: €1,600,000.

This remuneration is the same as the amount paid when Mr. Vilá was appointed as the company's Chief Operating Officer on 26 July 2017.

B. SHORT-TERM VARIABLE REMUNERATION

The Executive Chairman: €4,198,897

Calculated as the fixed remuneration (€1,923,100) multiplied by the Target Amount (180%) multiplied by the weighted pay coefficient (121.3%).

The Chief Operating Officer: €2,911,200

Calculated as the fixed remuneration (€1,600,000) multiplied by the Target Amount (150%) multiplied by the weighted pay coefficient (121,3%).

For fiscal year 2022, the Board of Directors approved, according to a proposal made by the NCCGC, the quantifiable and measurable metrics that best reflected the levers for creating value for the Telefónica Group with the aim of guaranteeing fulfillment of its corporate plan. These metrics and their relative weightings are the following:

METRIC	DEFINITION AND MEASURING METHOD	WEIGHTING
FINANCIAL OBJECTIVES		**80%**
OPERATING REVENUE	This corresponds to service revenues, revenues generated from the company's core business, revenues for terminal sales and other Operating Revenue.	**30%**
OIBDA	This is the Operating Revenue Before Depreciations and Amortizations. The Operating Result includes the Operating Revenue minus all costs (direct, commercial, customer management, network, systems, support and employees, among others)	**30%**
FREE CASH FLOW	This means the amount of funds generated from transactions throughout the year and it is calculated as funds collected from customers minus the payments required to carry out transactions and investment in assets, therefore including payments to suppliers, employees, as well as spectrum, fees, taxes and interest on debt.	**20%**
NON-FINANCIAL OBJECTIVES - ESG		**20%**
CUSTOMER TRUST ***(NPS/NPS GAP)***	NPS and NPS GAP are the metrics used to measure our customers' experience. It calculates their willingness to recommend our products and services; as well as the difference in the value obtained compared with our main competitor in the same survey. It is built through the answer to the following question: How likely are you to recommend the services of Movistar/O2/Vivo to a family member, friend or colleague? (On a scale of 1 to 10, 1 means, I would not recommend it; and 10 means I would recommend it). Ratings between 9 and 10 are considered promoters and between 1 and 6 are considered detractors. NPS = % Promoters – % Detractors	**9%**
SOCIETY TRUST ***(REP Trak ®)***	RepTrak® Pulse is the metric used to measure the reputation (society's perception of Telefónica). It measures the emotional appeal of our brands according to 4 fundamental elements: admiration and respect, esteem, confidence and good impression.	**3%**
CLIMATE CHANGE ***(Greenhouse gas emissions)***	Greenhouse gas (GHG) emissions are the metric used to measure our environmental impact. This is measured through direct and indirect CO_2 emissions from our daily activity due to fuel consumption, refrigerant gas leaks and electricity use. CO2 emission = Activity Data x Emission Factor - Activity data: The amount of energy, fuel, gas, etc. consumed by the Company - Emission Factor: The amount of CO2 emitted into the atmosphere by the consumption of each activity unit. For electricity, the emission factor provided by official sources (European Union, Ministries, CNMC, etc.) is used and for fuels the GHG Protocol emission factors are used. Constant emission factors are used for the annual remuneration in order to avoid variations due to causes beyond the Company's control.	**5%**
GENDER EQUALITY ***(% of Women in executive positions)***	The percentage of women among the managers in the Telefónica Group is the metric used to measure the objective related to Gender Equality. It is measured on the total of the Telefónica Group Managers in the workforce at the end of December. The managers group is defined according to the criteria and processes determined by the People area at a corporate level. Prior to validation by the NCCGC, there is a Transparency and Diversity Committee, made up of the Chairman and four members of the Executive Committee, which validates, on a monthly basis, the proposals for appointments from this group to ensure compliance with the measures and policies established in the area of transparency and gender equality.	**3%**

Throughout the year, the NCCGC monitored such objectives set for the Short-Term Variable Remuneration in 2022, payable in 2023.

The aforementioned objectives were finally assessed based on the audited accounts for the fiscal year 2022, according to the following process:

1. The results for the fiscal year 2022 and the level of achievement of the objectives were firstly examined by the Audit and Supervisory Committee, based on the results audited by PRICEWATERHOUSECOOPERS AUDITORES, S.L.

After this examination, the NCCGC determined a proposal for the Short-Term Variable Remuneration that was submitted to the Board of Directors. The Committee also considered the quality of the long-term results and any associated risk in the proposal for variable remuneration.

2. Lastly, the Board of Directors approved the proposal for the Short-term Variable Remuneration submitted by the NCCGC. As a result of the foregoing, and according to that stipulated in recommendation 59 of the Good Governance Code, the Board agreed to pay the Executive Directors during the first quarter of 2023 the

amounts set out below, based on the following levels of achievement:


Objectives
Results
(% achievement over the target levels)
Weighting (%)
Metrics
Minimum
Target
Max.
30%
Operating Revenue
100.8 %
30%
OIBDA
101.5 %
20%
Free Cash Flow
108.5 %
5%
NPS
111.1 %
4%
GAP NPS
103.7 %
5%
Climate Change - GHG Emissions
54%*
3%
Society's Trust - REP Trak
103.0 %
3%
Gender Equality - % of Women in executive positions
100.8 %
Financial Objectives
ESG Objectives

*The GHG Emissions climate change KPI has an inverse payout curve, so that achievements below 100% (emissions level below the target) are positive, and result in payouts above 100%.

The level of achievement of all objectives has been between the target level and the maximum level, with the exception of the GHG emission reduction objective, where the maximum level has been exceeded. After applying the performance scales for each of the objectives, a weighted payment coefficient of 121.3% has been determined. This payment coefficient corresponds to €4,198,897 for the Executive Chairman (121.3% of the target amount) and €2,911,200 for the Chief Operating Officer (121.3% of the target amount). The Short-Term Variable Remuneration target was 180% of the Annual Fixed Remuneration for the Executive Chairman and 150% of the Annual Fixed Remuneration for the Chief Operating Officer.

C. LONG-TERM VARIABLE REMUNERATION

Long-Term Incentive Plan 2018-2023. Third cycle 2020-2023 accrual

The General Shareholders' Meeting held in 2018 approved a Long-Term Incentive Plan consisting of providing Telefónica, S.A.'s shares, aimed at Executives of Telefónica that, meeting the requirements stipulated for such purpose from time to time, were invited to participate therein, including the Executive Directors de Telefónica, S.A.

The measurement period for the objectives of the third cycle of the 2018-2023 Plan ended on December 31, 2022. The theoretical number of granted shares, corresponding to the Executive Directors, if 100% of the TSR and Free Cash Flow objectives are achieved, was as follows:

- The Executive Chairman: 267,000 shares.
- The Chief Operating Officer: 198,000 shares.

In order to determine the correct number of shares to be granted at the end of the aforementioned cycle, the NCCGC analyzed the level of achievement of each of the two objectives.

Metrics	Weighting (%)	Company Results	Incentive Accrued
Relative TSR*	50%	75th percentile or above	100%
		Median	30%
		Below median	0%
Free Cash Flow	50%	100% of achievement	100%
		90% performance	50%
		Lower than 90% performance	0%

* Peer group: America Movil, BT Group, Deutsche Telekom, Orange, Telecom Italia, Vodafone Group, Proximus, Koninklijke KPN, Millicom, Swisscom, Telenor, TeliaSonera and Tim Brasil.

Regarding the Relative TSR, the weighting of which is 50%, Kepler provided the NCCGC with the calculation of Telefónica's Relative TSR since the beginning of the cycle (2020) until its end (2022), related to the TSR obtained by certain companies belonging to the telecommunications sector, weighted according to their relevance for Telefónica which are included in the comparison group are the following: America Movil, BT Group, Deutsche Telekom, Orange, Telecom Italia, Vodafone Group, Proximus, Koninklijke KPN, Millicom, Swisscom, Telenor, TeliaSonera and Tim Brasil

Telefónica's TSR ended up being below the median according to the achievement scale used. Therefore, no right whatsoever was generated to receive shares linked to achieving the Relative TSR objective.

Regarding the Free Cash Flow, the weighting of which is the remaining 50%, the Planning and Supervision Department drew up a report related to the Free Cash Flow generated by the Telefónica Group in each year in the objective measurement period (2020, 2021 and 2022), based on the results audited by the company's internal and external auditors, comparing it with the value set in the budgets approved by the Board of Directors for each fiscal year.

The final performance was considered as the average of the partial annual results obtained and approved by the NCCGC.

The NCCGC has been conducting annual monitoring of the Free Cash Flow and the level of performance is determined once the report issued by the Planning and Supervision Department has been analyzed. When conducting this assessment, the NCCGC was supported by the Audit and Supervisory Committee, which provides information about the results audited by the Company's external auditor.

In this respect, the annual achievement level of Free Cash Flow was 113% (year 2020), 135% (year 2021) and 108.5% (year 2022). Therefore, the payment coefficient linked to Free Cash Flow was 100%.

Bearing in mind the results of the Relative TSR and the Free Cash Flow, the weighted payment coefficient amounted to 50%.(133,500 shares for the Executive Chairman and 99,000 shares for the Chief Operating Officer). The **value of these shares** at December 31, 2022 **was 25.3% of the value of the maximum incentive** initially granted in 2020. This incentive will be paid during March 2023.

D. PENSION PLAN FOR TELEFÓNICA'S EMPLOYEES

The contributions made in 2022 to the "Fonditel B, Fondo de Pensiones" Pension Plan:

- The Executive Chairman: € 7,574
- The Chief Operating Officer: € 6,721

The contributions made in 2022 to the unit link insurance policy, related to the Pension Plan, taken out with Plus Ultra, Seguros Generales y Vida, S.A. de Seguros y Reaseguros were as follows:

- The Executive Chairman: €124,543.
- The Chief Operating Officer: €64,439.

The Pension Plan for the Executive Directors follows the same scheme and is aligned with the Pension Plan for Telefónica's employees regarding its terms and conditions and the contribution percentages.

	Contribution (% regulatory salary)	Fonditel Pension Plan	+	Unit-Link insurance policy	Total
Executive Chairman	6.87%	€7,574	+	€124,543	**€132,117**
Chief Operating Officer	4.51%	€6,721	+	€65,439	**€72,160**

The contribution percentages are aligned with Telefónica's employee pension plan.

The amount of the vested rights on December 31, 2022 was as follows:

- Mr. José María Álvarez-Pallete López: €321,744 (of which the amount of €160,852 corresponds to the rights generated by the Pension Plan of Telefónica Internacional and the rest Telefónica's Pension Plan).
- Mr. Ángel Vilá Boix: €343,300 (of which the amount of €22,022 corresponds to the rights generated by the Pension Plan of Telefónica España and the rest Telefónica's Pension Plan).

The mathematical provision of the unit-link insurance policy on December 31, 2022, was as follows:

- Mr. José María Álvarez- Pallete López: €982,846.
- Mr. Ángel Vilá Boix: €471,805.

It should be noted that the development of accumulated funds reflects both the contributions made and the revaluation of these funds.

Additional information about the features of the Pension Plan for employees can be found in section 5.1.4.D) of this report.

E. REMUNERATION IN KIND

In this respect, the Executive Directors receive the following benefits:

- An insurance policy for general health and dental coverage.
- A life insurance policy with coverage for death and disability.

The cost of this remuneration in kind in 2022 amounted to €80,784 for the Executive Chairman and €64,905 for the Chief Operating Officer. Additionally, in the statistic annex shows the remuneration in kind corresponding to the vehicle in use (€18,429).

Telefónica has also taken out a third-party liability policy (D&O) for directors, executives and other staff with similar duties in the Telefónica Group, with the customary terms and conditions for this type of insurance.

F. EXECUTIVE PENSION PLAN

As explained in section 5.1.4 above, there is currently no vesting of economic rights in favor of the Executive Directors. In the case of legislative amendments on this matter, according to a proposal made by the NCCGC, the Board of Directors could make the appropriate adjustments.

In addition, if any severance pay is received due to the termination of the employment relationship, this will be incompatible with the being granted any economic right whatsoever linked to this Plan.

The contributions in 2022 to the benefits plan were as follows:

- The Executive Chairman: €540,968.

- The Chief Operating Officer: €487,840.

The expected rights on December 31, 2022 were as follows:
- Mr. José María Álvarez-Pallete López: €9,981,981 .
- Mr. Ángel Vilá Boix: €7,762,083

Further information:

- Malus and clawback clauses: These clauses were not applicable in the fiscal year 2022.
- During the fiscal year 2022, the Executive Directors did not receive nor accrue any payment for early termination or termination of their contracts, or advances, loans or guarantees, or payments made by Telefónica to a third party to which the director provides services, or any other remunerative item apart from the ones already mentioned.
- The terms and conditions of the Executive Directors' contracts in 2022 were the same as those described in section 5.1.4 of this report.

Remuneration of the directors in their positions as such

The remuneration payable to the Directors in their positions as such is according to the same scheme as the one described in section 5.1.5 of this report and the one applied in previous fiscal years.

In this respect, as explained in section 5.1.5 of the Annual Directors' Remuneration Report for 2021, in the year 2022 the Executive Chairman waived payment of €240,000 as Chairman of the Board of Directors, and €80,000 as Chairman of the Executive Committee.

External Directors also receive the remuneration to which they are entitled for belonging to certain Management Decision-Making Bodies of some Subsidiaries and affiliates of Telefónica.

According to the foregoing, the aggregate remuneration for the items in 2022 was as follows:

	2022	2021
Fixed amount due to being a member on the Board, Executive Commission and Advisory or Supervisory Committees	€2,604,801	€2,841,100
Fees for attending the meetings of the Advisory or Supervisory Committees	€247,000	€260,000
Remuneration for being a member on certain Management Decision-Making Bodies of some subsidiaries of Telefónica	€1,068,598	€704,912

During the fiscal year 2022, the Directors in their positions as such did not accrue payments for early termination or termination of their contracts, or advances, loans or guarantees, or payments made by Telefónica to a third party to which the director provides services, or any other remuneration item apart from the ones already mentioned.

The individual amounts per director are provided in the statistical annex attached to this Report.

5.1.7. The process for determining the Remuneration Policy and the Company's bodies involved

GRI 2-20

The NCCGC, the responsibilities and duties of which are stipulated in Article 40 of the Articles of Association, Article 23 oNCCGC's Regulations, plays a crucial role in defining the Telefónica Group's Remuneration Policy and in developing and deciding on its components; however the most important decisions must be approved by the Board of Directors.

The Committee's mandate, within the scope of remuneration, consists of continuously reviewing and updating the remuneration system applicable to the Directors and Senior Executive Directors and designing new remuneration plans that enable the Company to attract, retain and motivate the most outstanding professionals, aligning their interests with the Company's strategic objectives.

In addition, other bodies and external advisors take part in the process of determining the Remuneration Policy.

The functions performed by the various company bodies involved in determining and approving the Remuneration Policy and its conditions are explained below, along with a reference to the involvement of external advisors in this matter:

	Determining and designing the remuneration elements	Applying the variable remuneration	Analysis of the external competitiveness of the remuneration
General Shareholders' Meeting	It approves the Remuneration Policy at least every three years as a separate item on the agenda. It approves the maximum amount of the annual remuneration for all the Directors in their positions as such. It approves the variable remuneration systems for the Directors that include payment in shares or stock options or share-linked instruments. It has an advisory vote on the Annual Report about the Directors' Remuneration, detailing the remuneration accrued during the last financial year.	Advisory vote on the Annual Report on Remuneration of the Directors, in which the remuneration accrued during the financial year is disclosed.	
Board of Directors	Directors in their positions as such: It approves the allocation of the maximum amount approved by the General Shareholders' Meeting among the various components. Executive Directors: It approves the fixed remuneration and the main terms and conditions of the short- and long-term variable remuneration system. The Board approves adaptations or updates to the Remuneration Policy. It approves the contracts that regulate the duties and responsibilities of the Executive Directors. It approves the Annual Report on Remuneration of the Directors to be submitted to the advisory vote at the General Shareholders' Meeting	It approves the design, target amounts, the level the targets are achieved and the amounts of the incentive payable, if any, both for the short-term and long-term variable remuneration of the Executive Directors, based on a proposal made by the NCCGC. It approves the Annual Report on Remuneration of the Directors to be submitted to the advisory vote of the General Shareholders' Meeting. It evaluates, if necessary, application of the malus and/or clawback clauses.	It is reported based on analysis and remuneration studies of the Directors' remuneration conducted by the NCCGC.
Nominating, Compensation and Corporate Governance Committee	Directors in their positions as such: It proposes the allotment of the maximum amount to the Board of Directors approved by the General Shareholders' Meeting, among the various items. The Committee reviews the Directors' remuneration on a regular basis to ensure that it is appropriate for the duties they perform. Executive Directors: • It proposes the fixed remuneration for the Executive Directors to the Board of Directors considering, among other factors, their level of responsibility and leadership within the organisation, promoting the retention of key staff, attracting top talent and creating sufficient economic independence to ensure a balance with the significance of other items included in the remuneration. • It reviews, on an annual basis, the terms and conditions for the variable remuneration, including the structure and maximum levels of remuneration, the targets set and the weighting of each of them, taking into account the company's strategy, needs and business situation. These conditions are subject to the approval of the Board of Directors. • It proposes the contracts to the Board of Directors that regulate the duties and responsibilities of the Executive Directors. • It proposes the Annual Report on Remuneration of the Directors and the Remuneration Policy, when appropriate, to the Board of Directors. When carrying out these actions, the Nominating, Compensation and Corporate Governance Committee takes into account the votes of the shareholders at the General Shareholders' Meeting to which the Annual Report on Remuneration of the Directors for the previous year was submitted, in an advisory manner.	It proposes the targets at the beginning of each measurement period to the Board of Directors. It assesses achievement of the targets at the end of the measurement period. Since payment of the variable remuneration is subject to sufficient verification that the stipulated targets have effectively been achieved, as determined in recommendation 59 of the Good Governance Code, this assessment is carried out on the basis of the results audited by the Company's external and internal auditors, which are first analysed by the Audit and Supervisory Committee, as well as the level of achievement of the targets. In this respect, for the purpose of ensuring that there is an effective relation between the variable remuneration and the professional performance of the recipients thereof, any positive or negative economic impact caused by extraordinary events that could distort the findings of the assessments are disregarded. Submits a report to the Board, when appropriate, on whether or not application of the malus and/or clawback clauses is necessary. It proposes to the Board of Directors the variable remuneration payable to the Executive Directors. Such proposal also considers the long-term results and any associated risk in the proposed variable remuneration. It proposes Annual Report on Remuneration of the Directors and, when appropriate, the Remuneration Policy to the Board of Directors.	It regularly reviews the Directors' remuneration. This process includes an external competitive remuneration analysis and also takes into account the Remuneration Policy for the executives and other employees in the organisation. A reference market, selected based on a series of objective standards, is considered when conducting the external competitiveness analysis, according to the terms set out below: 1. A sufficient number of companies are selected to obtain results that are representative and statistically reliable and sound. 2. Data on size (revenues, assets, market capitalisation and number of employees) are considered so that Telefónica is positioned at the median of the comparison group. 3. Geographic distribution: Mainly companies with their parent company located in Continental Europe and in the United Kingdom are included, as well as representative North American enterprises in the technology, media and entertainment sector or related to such sector that are benchmarks for the company. 4. Geographic scope: Companies are included that operate at an international level. Distribution by sector: It is a multi-sector sample, with homogeneous distribution among the business sectors.
Audit and Supervisory Committee		It analyzes the results audited by the external and internal auditor to evaluate achievement of the objectives for the variable remuneration.	

	Determining and designing the remuneration elements	Applying the variable remuneration	Analysis of the external competitiveness of the remuneration
Planning and Control, Corporate Ethics and Sustainability Human Resources		They prepare reports related to the achievement level of the operative, financial and non-financial targets based on the results audited by the Company's external and internal auditor.	
Secretary General	This person prepares the formal documents related to the Remuneration Policy to be submitted to the General Shareholders' Meeting, the Board of Directors, the Executive Committee and/or the Advisory or Supervisory Committees. Together with HR Management, he/she prepares the Annual Report on the Directors' Remuneration.	Together with HR Management, it prepares the Annual Report on Directors' Remuneration.	
Human Resources	It prepares the proposals related to the design of the Remuneration Policy applicable to the Executive Directors. Together with the General Secretary, it prepares the Annual Report on Remuneration of the Directors.	Together with General Secretary, it prepares the Annual Report on Remuneration of the Directors..	It regularly reviews the Directors' remuneration
External Advisors in 2022	WTW provided advice on preparing the Annual Report on Remuneration of the Directors for 2022. The law firm Garrigues also took part in the review of the aforementioned report.	Mercer-Kepler analyses the level of achievement of the Total Shareholder Return (TSR) of Telefónica for each of lifecycles of the share plan on a quarterly basis.	WTW provides advice on the comparative analysis of the Directors' and the Senior Executives' remuneration package against the market.

5.1.8. The work performed by the Nominating, Compensation and Corporate Governance Committee

Pursuant to Article 40 of the Articles of Association, Article 23 of the Board of Directors' Regulations and Article 1 of the NCCGC's Regulations, the Committee must be composed of no fewer than three Directors appointed by the Board of Directors; they must be external or Non-Executive Directors and the majority of them must be independent Directors. The Independent Coordinating Director must be a member on the Committee. Lastly, it is also stated that the Chairperson of this Committee must be an independent Director in all cases.

In this respect, the Committee is composed of the following Directors:

Name	Position	Type	Date of Appointment
Mr. José Javier Echenique Landiríbar	Chairman	Independent	May 4, 2017 (as a Member) December 18, 2019 (the date he was appointed as Chairman
Mr. Peter Erskine	Member	Other External Director	February 27, 2008
Mr. Peter Löscher	Member	Independent	April 17, 2020
Ms. María Luisa García Blanco	Member	Independent	December 18, 2019
Mr. Francisco Javier de Paz Mancho	Member	Other External Director	April 8, 2016

The NCCGC applies the Technical Guide 1/2019 on Appointment and Remuneration Committees, approved by the National Securities Market Commission on February 20, 2019, as well as the revised CNMV's Good Governance Code for Listed Companies published on June 20, 2020.

During fiscal year 2022 and up to the date this report was approved, the most significant activities carried out by the NCCGC have been the following:

Year 2022:

- Drawing up an Annual Work Plan for 2022, in order to ensure suitable planning to guarantee the objectives sought are effectively achieved by the Committee.
- Proposals for appointments related to the Board of Directors and its Committees, and to the Boards of Subsidiary Companies.
- Analysis of the organizational structure of the Telefónica Group and other issues related to the staff.
- Evaluation of objective performance linked to the short-term variable remuneration of Executive Directors for the fiscal year 2021 (payable in 2022).
- Assessment of fulfillment of the objectives linked to the second cycle 2019-2022 of the 2018-2023 Long-Term Incentive Plan for the Executive Directors.
- Analysis of the Executive Directors' total remuneration for 2022.
- Analysis of the total remuneration for the members of the Executive Committee in 2022.
- Proposal for determining and monitoring the objectives linked to the short-term variable remuneration of Executive Directors for the fiscal year 2022.
- Proposal regarding the 2021 Annual Report on the Directors' Remuneration to be submitted to the Board of Directors and subsequently submitted to the Ordinary General Shareholders' Meeting held in 2022.

Year 2023:

- Analysis of the Executive Directors' total remuneration for 2023.
- Evaluation of objective performance linked to the Short-Term Variable Remuneration of Executive Directors for fiscal year 2022 (payable in 2023).
- Assessment of the achievement of the objectives linked to the third cycle 2020-2023 of the Long-Term Incentive Plan 2018-2023 (to be paid out in 2023).
- Proposal for determining the objectives linked to the Short-Term Variable Remuneration of the Executive Directors for fiscal year 2023.
- Proposal for determining the objectives linked to the third cycle 2023-2026 of the Long-Term Incentive Plan 2021- 2026.
- Proposal for the Directors' Remuneration Policy to be submitted to the Board of Directors and subsequently to the Ordinary General Shareholders' Meeting to be held in 2023.
- Proposal for the 2022 Annual Report on the Directors' Remuneration to be submitted to the Board of Directors and subsequently to the Ordinary General Shareholders' Meeting to be held in 2023.

Moreover, it should be pointed out that the NCCGC can request the Board of Directors to hire legal, accounting and financial advisors and other experts at the company's expense. In this respect, WTW provided advice on drawing up this Annual Report on the Directors' Remuneration. Likewise, the law firm Garrigues took part in the review thereof.

5.1.9. Alignment of the remuneration system with the risk profile and with sustainable and long-term results

Telefónica's Remuneration Policy has the following features that enable its exposure to excessive risks to be reduced and adjustment to the Company's long-term targets, values and interests:

Adopting measures related to the staff categories whose professional work has a significant impact on the Company's risk profile

- The NCCGC supervises the examination, analysis and application of the remuneration policy of the professionals whose work could have a significant impact on the Company's risk profile.
- No guaranteed variable remuneration.
- The variable remuneration is only payable after the date the relevant annual accounts have been drawn up, once the achievement level of the operating and financial objectives can be determined.
- The NCCGC considers the quality of the results in the long-term and any associated risk in the evaluation process of variable remuneration.
- The design of the Long-Term Incentive Plans, each one with three-year cycles, implies an interrelation with the results in each year, therefore acting as an alignment catalyst with the company's long-term interests and cautious decision-making.
- The NCCGC is authorized to propose cancellation of payment of the variable remuneration to the Board of Directors under certain circumstances. Detailed information on this point can be found in section 5.1.6 of this report.

The Remuneration Policy contains specific and consistent malus and clawback clauses, to be applied to any variable remuneration component. In this respect, there is a possibility to (i) partially or fully cancel the variable remuneration pending payment (malus) and/or (ii) partially or fully recover any variable remuneration component within thirty-six (36) months after payment thereof (clawback), when certain exceptional situations arise that affect the company's results or are related to the Chief Operating Officer's inappropriate conduct.

- The Company's Audit and Supervisory Committee takes part in the decision-making process related to the Short-Term Variable Remuneration of the Executive Directors by verifying the economic-financial and non-financial information that may be part of the objectives set for the purpose of such remuneration, as this Committee must first verify the company's results as the basis for calculating the relevant objectives.
- The NCCGC is composed of 5 members, two of whom are also members on the Audit and Supervisory Committee. The fact that some Directors are members of these two Committees ensures that the risks related to remuneration are taken into account in the discussions held by both Committees and in their proposals submitted to the Board, both in the determination and assessment process of the annual and multiannual incentives.
- According to the Remuneration Policy, at the proposal of the NCCGC, the Board of Directors is authorized to agree on the possible revaluation or modification of the remuneration linked to the results if there are significant internal or external changes that mean they need to be reviewed.
- Regarding the measures required to avoid conflicts of interest by the directors, according to the provisions in the Spanish Capital Companies Act, the Regulations of Telefónica's Board of Directors includes a series of obligations related to its duties of loyalty and to avoid situations of conflict of interest. Moreover, the NCCGC's Regulations determine that one of its duties is to ensure that possible conflicts of interest do not harm the independence of the external advice provided to the Committee.

Consistency with the Company's strategy and focus on achieving results in the long-term

- The design of the remuneration policy, consistent with the Company's strategy and aimed at obtaining long-term results, is as follows:

   a. The total remuneration for the Executive Directors and Senior Executives consists of various remunerative components, mainly composed of the following: (i) Fixed Remuneration, (ii) Short-term Variable Remuneration and (iii) Long-term Variable Remuneration. In the case of the Executive Directors, under normal conditions, at the date of the grant this long-term component accounts for a weight of on the date such General no less than 30% of their total remuneration in a scenario of standard achievement of objectives (fixed + short-term variable + long-term variable). The long-term remuneration accrued in 2022 has had a lower weighting due to the relative TSR objective not being met and due to the decrease in the share value compared to the price at which the shares were granted in 2020.

   b. The Long-Term Variable Remuneration plans are part of a multi-annual framework in order to ensure that the assessment process is based on long-term profits and that the company's underlying economic cycle is taken into account. This

remuneration is allocated and paid in the form of shares based on the creation of value, so that the Executives' interests are in line with those of the shareholders. In addition, they are overlapping cycles that generally follow one another indefinitely over time, with a permanent focus on the long-term in all decision-making.

c. Under the Remuneration Policy, 100% of the shares provided within the scope of the Long-Term Incentive Plan 2021-2026 to the Executive Directors and other members determined by the Board of Directors are subject to a retention period of two years. In addition, if an Executive Director does not fulfill the commitment to permanently hold the shares, the retention period of the shares that, if any, they receive due to any variable remuneration component will be increased up to 3 years.

- A suitable balance between the fixed and variable components of the remuneration: Executive Directors have a variable remuneration scheme that is fully flexible, which includes a minimum threshold below which no incentive is payable. The Short- and Long-Term Variable Remuneration percentage can be relevant in the event of maximum objective performance. In any case, such percentage with respect to the total remuneration (considered as the Fixed Remuneration, Short-Term Variable Remuneration and annualized Long-Term Incentive) will not exceed 85%.
- Receiving 20% of the Short-Term Variable Remuneration is linked to the following ESG metrics: NPS (5%), NPS GAP (4%), Climate Change - GHG Emissions (5%), Society's Trust - REP Trak (3%), Gender Equality - % of women in executive positions (3%). Additionally, payment of 10% of the incentives corresponding to the three cycles of the Long-Term Incentive Plan 2021-2026 are linked to the neutralization of CO2 emissions.

5.1.10. Remuneration of members of Senior Management (non-Directors)

See Annex II (Remuneration to the Board and Senior Management) of the Consolidated Annual Accounts of Telefónica corresponding to fiscal year 2022.

5.2. Annual Report Corporate Governance Report Statistical Annex

Annual Report on Remuneration of Directors of listed companies Statistical Annex (established by Circular 3/2021, of September 28, of the National Securities Market Commission, which modifies Circular 4/2013, of June 12, which establishes the annual remuneration report models of the Directors of listed public limited companies)

Unless otherwise indicated all data as of December 31, 2022.

B. Overall summary of how remuneration policy has been applied during the year ended

B.4 Report on the result of the consultative vote at the General Shareholders' Meeting on remuneration in the previous year, indicating the number of abstentions and negative, blank and in favor votes that have been issued:

	Number	% of total
Votes cast	3,234,412,128	55.97 %

	Number	% cast
Votes against	1,387,366,467	42.90 %
Votes in favour	1,723,151,319	53.28 %
Blank ballots	—	— %
Abstentions	123,894,342	3.84 %

C. Itemised individual remuneration accrued by each Director

Name	Type	Period of accrual in 2022
Mr. JOSÉ MARÍA ÁLVAREZ-PALLETE LÓPEZ	Executive Chairman	From 01/01/2022 to 31/12/2022
Mr. ISIDRO FAINÉ CASAS	Proprietary Vice Chairman	From 01/01/2022 to 31/12/2022
Mr. JOSÉ MARÍA ABRIL PÉREZ	Proprietary Vice Chairman	From 01/01/2022 to 31/12/2022
MR. JOSÉ JAVIER ECHENIQUE LANDIRÍBAR	Independent Vice Chairman	From 01/01/2022 to 31/12/2022
Mr. ÁNGEL VILÁ BOIX	Chief Operating Officer	From 01/01/2022 to 31/12/2022
Mr. JUAN IGNACIO CIRAC SASTURAIN	Independent Director	From 01/01/2022 to 31/12/2022
Mr. PETER ERSKINE	Other External Director	From 01/01/2022 to 31/12/2022
Ms. CARMEN GARCÍA DE ANDRÉS	Independent Director	From 01/01/2022 to 31/12/2022
Ms. MARÍA LUISA GARCÍA BLANCO	Independent Director	From 01/01/2022 to 31/12/2022
Mr. PETER LÖSCHER	Independent Director	From 01/01/2022 to 31/12/2022
Ms. VERÓNICA PASCUAL BOÉ	Independent Director	From 01/01/2022 to 31/12/2022
Mr. FRANCISCO JAVIER DE PAZ MANCHO	Other External Director	From 01/01/2022 to 31/12/2022
Mr. FRANCISCO JOSÉ RIBERAS MERA	Independent Director	From 01/01/2022 to 31/12/2022
Ms. MARÍA ROTONDO URCOLA	Independent Director	From 01/01/2022 to 31/12/2022
Ms. CLAUDIA SENDER RAMÍREZ	Independent Director	From 01/01/2022 to 31/12/2022

C.1 Complete the following tables regarding the individual remuneration of each director (including the salary received for performing executive duties) accrued during the financial year.

a) Remuneration from the reporting company:

i) Remuneration in cash (thousand euros)

Name	Fixed Remuneration	Per diem allowances	Remuneration for membership of Board's committees	Salary	Short-term variable remuneration	Long-term variable remuneration	Severance pay	Other grounds	Total in 2022	Total in 2021
MR. JOSÉ MARÍA ÁLVAREZ-PALLETE LÓPEZ	0	0	0	1,923	4,199	0	0	0	6,122	7,654
MR. ISIDRO FAINÉ CASAS	200	0	80	0	0	0	0	0	280	280
MR. JOSÉ MARÍA ABRIL PÉREZ	200	9	91	0	0	0	0	0	300	302
MR. JOSÉ JAVIER ECHENIQUE LANDIRÍBAR	200	24	114	0	0	0	0	0	338	337
MR. ÁNGEL VILÁ BOIX	0	0	0	1,600	2,911	0	0	0	4,511	5,840
MR. JUAN IGNACIO CIRAC SASTURAIN	120	30	34	0	0	0	0	0	184	163
MR. PETER ERSKINE	120	19	114	0	0	0	0	0	253	257
MS. CARMEN GARCÍA DE ANDRÉS	120	32	34	0	0	0	0	0	186	163
MS. MARÍA LUISA GARCÍA BLANCO	120	32	45	0	0	0	0	0	197	165
MR. PETER LÖSCHER	120	23	114	0	0	0	0	0	257	251
MS. VERÓNICA PASCUAL BOÉ	120	7	11	0	0	0	0	0	138	141
MR. FRANCISCO JAVIER DE PAZ MANCHO	120	33	125	0	0	0	0	0	278	277
MR. FRANCISCO JOSÉ RIBERAS MERA	120	0	0	0	0	0	0	0	120	120
MS. MARÍA ROTONDO URCOLA	120	20	22	0	0	0	0	0	162	35
MS. CLAUDIA SENDER RAMÍREZ	120	18	22	0	0	0	0	0	160	160

ii) Table of changes in share-based remuneration schemes and gross profit from consolidated shares or financial instruments

		Financial instruments at start of 2022		Financial instruments granted at start of 2022		Financial instruments consolidated during the year				Instruments matured but not exercised	Financial instruments at end of 2022	
Name	Name of Plan	No. of instruments	No. of equivalent shares	No. of instruments	No. of equivalent shares	No. of instruments	No. of equivalent shares/ handed over	Price of the consolidated shares	Net profit from shares handed over or consolidated financial instruments (thousand €)	No. of instruments	No. of instruments	No. of equivalent shares
MR. JOSÉ MARÍA ÁLVAREZ-PALLETE LÓPEZ	Performance Share Plan ("PSP") 2020-2023 (Third Cycle)	267,000	267,000	0	0	133,500	133,500	3.3850	452	133,500	0	0
	Performance Share Plan ("PSP") 2021-2024 (First Cycle)	1,094,000	1,094,000	0	0	0	0	0	0	0	1,094,000	1,094,000
	Performance Share Plan (PSP) 2022-2025 (Second Cycle)	0	0	995,000	995,000	0	0	0	0	0	995,000	995,000
	Global Employee Share Plan ("GESP") 2022-2024	0	0	130	130	0	0	0	0	0	130	130
MR. ÁNGEL VILÁ BOIX	Performance Share Plan ("PSP") 2020-2023 (Third Cycle)	198,000	198,000	0	0	99,000	99,000	3.3850	335	99,000	0	0
	Performance Share Plan ("PSP") 2021-2024 (First Cycle)	819,000	819,000	0	0	0	0	0	0	0	819,000	819,000
	Performance Share Plan ("PSP") 2022-2025 (Second Cycle)	0	0	745,000	745,000	0	0	0	0	0	745,000	745,000
	Global Employee Share Plan ("GESP") 2022-2024	0	0	130	130	0	0	0	0	0	130	130

iii) Long-term saving systems

Name	Remuneration from consolidation of rights to savings system (thousand €)
Mr. José María Álvarez-Pallete López	132
Mr. Ángel Vilá Boix	72

	Contribution over the year from the company (thousand €)				Amount of accumulated funds (thousand €)			
	Savings systems with consolidated economic rights		Savings systems with consolidated economic rights		Systems with consolidated economic rights		Systems with unconsolidated economic rights	
Name	2022 Year	2021 Year	2022 Year	2021 Year	2022 Year	2021 Year	2022 Year	2021 Year
Mr. José María Álvarez-Pallete López	132	132	541	541	1,144	1,133	9,982	10,636
Mr. Ángel Vilá Boix	72	72	488	488	793	802	7,762	8,198

iv) Details of other items

Name	Item	Remuneration Amount
Mr. José María Álvarez-Pallete López	Health insurance premium	6
Mr. José María Álvarez-Pallete López	Life insurance premium	75
Mr. Ángel Vilá Boix	Health insurance premium	6
Mr. Ángel Vilá Boix	Life insurance premium	59
Mr. Ángel Vilá Boix	Company vehicle	18

b) Remuneration of directors of the listed company for seats on the boards of other subsidiary companies:

i) Remuneration in cash (thousand euros)

Name	Fixed Remuneration	Per diem allowances	Remuneration for member ship of Board's committees	Salary	Short-term variable remuneration	Long-term variable remuneration	Severance pay	Other grounds	Total in 2022	Total in 2021
MR. JOSÉ MARÍA ÁLVAREZ-PALLETE LÓPEZ	0	0	0	0	0	0	0	0	0	0
MR. ISIDRO FAINÉ CASAS	0	0	0	0	0	0	0	0	0	0
MR. JOSÉ MARÍA ABRIL PÉREZ	0	0	0	0	0	0	0	0	0	0
MR. JOSÉ JAVIER ECHENIQUE LANDIRÍBAR	90	0	0	0	0	0	0	88	178	158
MR. ÁNGEL VILÁ BOIX	0	0	0	0	0	0	0	0	0	0
MR. JUAN IGNACIO CIRAC SASTURAIN	0	0	0	0	0	0	0	90	90	0
MR. PETER ERSKINE	80	0	0	0	0	0	0	0	80	63
MS. CARMEN GARCÍA DE ANDRÉS	0	0	0	0	0	0	0	0	0	0
MS. MARÍA LUISA GARCÍA BLANCO	0	0	0	0	0	0	0	88	88	51
MR. PETER LÖSCHER	119	0	0	0	0	0	0	0	119	100
MS. VERÓNICA PASCUAL BOÉ	0	0	0	0	0	0	0	60	60	0
MR. FRANCISCO JAVIER DE PAZ MANCHO	171	0	0	0	0	0	0	155	326	295
MR. FRANCISCO JOSÉ RIBERAS MERA	0	0	0	0	0	0	0	0	0	0
MS. MARÍA ROTONDO URCOLA	0	0	0	0	0	0	0	0	0	0
MS. CLAUDIA SENDER RAMÍREZ	0	0	0	0	0	0	0	128	128	38

ii) Table of changes in share-based remuneration schemes and gross profit from consolidated shares or financial instruments

		Financial instruments at start of 2022		Financial instruments granted at start of 2022		Financial instruments consolidated during the year				Instruments matured but not exercised	Financial instruments at end of 2022	
Name	Name of Plan	No. of instruments	No. of equivalent shares	No. of instruments	No. of equivalent shares	No. of instruments	No. of equivalent shares/ handed over	Price of the consolidated shares	Net profit from shares handed over or consolidated financial instruments (thousand €)	No. of instruments	No. of instruments	No. of equivalent shares
No data												

iii) Long-term saving systems

Name	Remuneration from consolidation of rights to savings system
No data	

	Contribution over the year from the company (thousand €)				Amount of accumulated funds (thousand €)			
	Savings systems with consolidated economic rights		Savings systems with consolidated economic rights		Systems with Consolidated economic rights		Systems with unconsolidated economic rights	
Name	Year 2022	Year 2021	Year 2022	Year 2021	Year 2022	Year 2021	Year 2022	Year 2021
Mr. José María Álvarez-Pallete López	0	0	0	0	161	178	0	0
Mr. Ángel Vilá Boix	0	0	0	0	22	24	0	0

iv) Details of other items

Name	Item	Remuneration Amount
No data		

c) Summary of remunerations (thousand €):

This should include a summary of the amounts corresponding to all the remuneration items included in this report that have accrued to each director (thousand €).

	Remuneration accrued in the company					Remuneration accrued in group companies					
Name	Total cash remuneration	Gross profit of consolidated shares or financial instruments	Remuner ation for savings systems	Remuneration for other items	Total 2022 company	Total cash remuneration	Gross profit of consolidated shares or financial instruments	-Remuner ation for saving systems	Remuneration for other items	Total 2022 group	Total 2022 company + group
MR. JOSÉ MARÍA ÁLVAREZ-PALLETE LÓPEZ	6,122	452	132	81	6,787	0	0	0	0	0	6,787
MR. ISIDRO FAINÉ CASAS	280	0	0	0	280	0	0	0	0	0	280
MR. JOSÉ MARÍA ABRIL PÉREZ	300	0	0	0	300	0	0	0	0	0	300
MR. JOSÉ JAVIER ECHENIQUE LANDIRÍBAR	338	0	0	0	338	178	0	0	0	178	516
MR. ÁNGEL VILÁ BOIX	4,511	335	72	83	5,001	0	0	0	0	0	5,001
MR. JUAN IGNACIO CIRAC SASTURAIN	184	0	0	0	184	90	0	0	0	90	274
MR. PETER ERSKINE	253	0	0	0	253	80	0	0	0	80	333
MS. CARMEN GARCÍA DE ANDRÉS	186	0	0	0	186	0	0	0	0	0	186
MS. MARÍA LUISA GARCÍA BLANCO	197	0	0	0	197	88	0	0	0	88	285
MR. PETER LÖSCHER	257	0	0	0	257	119	0	0	0	119	376
MS. VERÓNICA PASCUAL BOÉ	138	0	0	0	138	60	0	0	0	60	198
MR. FRANCISCO JAVIER DE PAZ MANCHO	278	0	0	0	278	326	0	0	0	326	604
MR. FRANCISCO JOSÉ RIBERAS MERA	120	0	0	0	120	0	0	0	0	0	120
MS. MARÍA ROTONDO URCOLA	162	0	0	0	162	0	0	0	0	0	162
MS. CLAUDIA SENDER RAMÍREZ	160	0	0	0	160	128	0	0	0	128	288
TOTAL	13,486	787	204	164	14,641	1,069	0	0	0	1,069	15,710

C.2 Indicate the evolution in the last five years of the amount and percentage variation of the remuneration accrued by each of the directors of the listed company who have held this position during the year, the consolidated results of the company and the average remuneration on an equivalent basis with regard to full-time employees of the company and its subsidiaries that are not directors of the listed company.

	Total amounts accrued and % annual variation								
	Year 2022	% variation 2022/2021	Year 2021	% variation 2021/2020	Year 2020	% variation 2020/2019	Year 2019	% variation 2019/2018	Year 2018
EXECUTIVE DIRECTORS									
MR. JOSÉ MARÍA ÁLVAREZ-PALLETE LÓPEZ	6,787	-22.21	8,725	68.01	5,193	-6.21	5,537	-0.29	5,553
MR. ÁNGEL VILÁ BOIX	5,001	-24.52	6,626	71.17	3,871	-5.45	4,094	-0.51	4,115
EXTERNAL DIRECTORS									
MR. ISIDRO FAINÉ CASAS	280	0.00	280	0.00	280	0,00	280	0,00	280
MR. JOSÉ MARÍA ABRIL PÉREZ	300	-0.66	302	0.67	300	0,00	300	0,00	300
MR. JOSÉ JAVIER ECHENIQUE LANDIRÍBAR	516	4.24	495	-0.60	498	20,00	415	14,64	362
MR. JUAN IGNACIO CIRAC SASTURAIN	274	68.10	163	14.79	142	1,43	140	-0.71	141
MR. PETER ERSKINE	333	4.06	320	13.07	283	4,43	271	1,88	266
MS. CARMEN GARCÍA DE ANDRÉS	186	14.11	163	-1.81	166	3,11	161	1,90	158
MS. MARÍA LUISA GARCÍA BLANCO	285	31.94	216	31.71	164	3,80	158	54,90	102
MR. PETER LÖSCHER	376	7.12	351	33.46	263	56,55	168	7,01	157
MS. VERÓNICA PASCUAL BOÉ	198	40.43	141	0.71	140	0,00	0	0,00	0
MR. FRANCISCO JAVIER DE PAZ MANCHO	604	5.59	572	1.78	562	-3.93	585	8,33	540
MR. FRANCISCO JOSÉ RIBERAS MERA	120	0.00	120	0.00	120	0,00	120	0,00	120
MS. MARÍA ROTONDO URCOLA	162	362.86	35	0.00	0	0,00	0	0,00	0
MS. CLAUDIA SENDER RAMÍREZ	288	45.45	198	40.43	141	0,00	0	0,00	0
CONSOLIDATED RESULTS OF THE COMPANY	2,960	-76	12,095	368.25	2,583	-4.97	2,718	-51.21	5,571
AVERAGE EMPLOYEE REMUNERATION	54	-12.90	62	31.91	47	-30.88	68	33.33	51

OBSERVATIONS:

- Mr. José María Álvarez-Pallete López:

(i) The year-on-year variation in remuneration in 2022 compared to 2021 is due to the extraordinary remuneration paid in 2021. It should be noted that the variable remuneration accrued in 2022 by the Executive Chairman represents 63.6% of the total target variable remuneration initially granted. The fixed remuneration is the same as that received since 2013, which was set in his capacity as CEO, having remained unchanged after his appointment as Chairman in 2016.

(ii) The year-on-year variation in remuneration in 2021 compared to 2020 considering ordinary remuneration, as detailed in point (i) above, is 16%, derived from the YoY performance variation associated with the Director's variable remuneration. The consolidated result of the company increased by 368% in 2021 compared to 2020.

(iii) The 2021/2020 variation reflected in the table is determined by the Executive Chairman's proposed waiver of the first cycle of the 2018-2023 Long-Term Incentive Plan, which the Board of Directors agreed not to pay in 2020 as a gesture of responsibility following the effects of COVID-19, and the extraordinary variable remuneration received by the Executive Chairman in 2021.

- Mr. Ángel Vila Boix:

(i) The year-on-year change in remuneration in 2022 compared to 2021 is due to the extraordinary remuneration received in 2021. It should be noted that the variable remuneration accrued in 2022 by the Chief Operating Officer represents 61.5% of the total target variable remuneration initially granted. Fixed remuneration remains unchanged from 2017.

(ii) The year-on-year change in remuneration in 2021 compared to 2020 considering the ordinary remuneration, as detailed in point (i) above, is 15%, derived from the YoY performance variation associated with the Director's variable remuneration.

(iii) The 2021/2020 variation reflected in the table is determined by the proposed waiver by the Chief Operating Officer of the first cycle of the 2018-2023 Long-Term Incentive Plan, which the Board of Directors agreed not to pay in 2020 as a gesture of responsibility following the effects of COVID-19, and the extraordinary variable remuneration received by the Chief Operating Officer in 2021.

- Mr. Juan Ignacio Cirac Sasturain (% variation 2022/2021): On 15 December 2021 he joined the Regulation and Institutional Affairs Committee as a member, receiving the corresponding remuneration from 2022. The increase in remuneration is also due to the fact that in 2022 he received the corresponding remuneration for his membership of the Advisory Boards of Telefónica Tech and Telefónica de Ingeniería de Seguridad.
- Ms. Carmen García de Andrés (% variation 2022/2021): On 15 December 2021, she joined the Regulation and Institutional Affairs Committee as a member, receiving the corresponding remuneration from 2022.
- Ms. María Luisa García Blanco (% variation 2022/2021): On 15 December 2021, she was appointed Chairwoman of the Sustainability and Quality Committee, receiving the corresponding remuneration as from 2022.
- Ms. Verónica Pascual Boé (% variation 2022/2021): The increase in remuneration is mainly due to the fact that in 2022 she received the corresponding remuneration for her membership of the Telefónica Tech Advisory Board.
- Ms. María Rotondo Urcola (% variation 2022/2021): With regard to the variation between the two financial years, it should be considered that Ms María Rotondo joined the Board of Directors as a member and as a member of the Sustainability and Quality Committee in September 2021 and, therefore, received the corresponding remuneration for these items

from September to December 2021, as opposed to 2022, which was received during the full financial year. Likewise, Ms María Rotondo joined the Audit and Control Committee as a member on 15 December 2021, receiving the corresponding remuneration from 2022 onwards.

- Ms. Claudia Sender Ramírez (% variation 2022/2021): With regard to the variation between the two financial years, it should be considered that Ms Claudia Sender joined the Advisory Board of Telefónica Hispanoamérica in June 2021 and, therefore, only received remuneration for this item from June to December 2021, compared to 2022, which was received during the full financial year. In addition, in 2022, Ms Claudia Sender received the corresponding remuneration for her membership of the Telefónica Tech Advisory Board.

- Average employee remuneration of Telefónica, S.A. and all of its subsidiaries: In financial year 2019, the average employee remuneration has been calculated on the basis of the personnel expenses included in the consolidated annual accounts for that year, where the cost of the Individual Suspension Plan is included. In this regard, on September 27, 2019, Telefónica España signed the 2nd Collective Bargaining Agreement for Related Companies (CEV). The present value of the Plan's payment flows, together with the updating of the estimates of the previous plan and the provision associated with the training plan, resulted in a pre-tax expense of EUR 1,732 million.

In 2021 and 2022, the average remuneration has been calculated on the basis of the personnel expenses included in the consolidated financial statements for that year. In 2021 this includes the cost of the Telefónica España Voluntary Redundancy Plan. The impact of this Plan on personnel expenses amounts to 1,382 million euros before tax.

I

D. Other Information of Interest

This annual remuneration report has been approved by the Board of Directors of the company on February 22, 2023.

State whether any director has voted against or abstained from approving this report

No

6 Other information





6.1. Liquidity and Capital Resources

Financing

During 2022, Telefónica obtained financing (excluding the refinancing of euro commercial paper and short-term banking loans) totaling approximately 15,009 million euros of which 8,849 million euros was at the group level, 1,740 million euros were obtained by VMO2 (the joint venture in the UK with Liberty Global plc), 599 million euros were obtained by Cornerstone Telecommunications Infrastructure Limited (a joint venture of Vantage Towers AG and VMO2), 61 million euros were obtained by FiBrasil (the joint venture in Brazil with CDPQ) and 3,760 million euros were obtained by MediaNexfibre, the joint venture formed by Liberty Global (25%), T. Infra (25%) and Infravia (50%)). Telefónica's financing activity was focused on maintaining a solid liquidity position, as well as refinancing and maintaining long debt maturities.

The main financing transactions carried out in the bond market in 2022 are as follows:

			Nominal (millions)			
Item	Date	Maturity Date	Currency	Euros	Currency of issuance	Coupon
Telefónica Emisiones, S.A.U.						
EMTN Bond	04/05/2022	07/13/2040	100	100	EUR	1.864 %
EMTN Bond (1)	05/25/2022	05/25/2031	1,000	1,000	EUR	2.592 %
Telefónica Brasil, S.A.						
Debentures (1)	07/14/2022	07/12/2027	2,000	359	BRL	1.35% CDI
Debentures (1)	07/14/2022	07/12/2025	1,500	269	BRL	1.12% CDI

(1) Debentures and sustainable bonds (See Note 29. d).

The main financing transaction carried out in the bank market in 2022 is as follows:

- On January 13, 2022, there was a maturity extension of the syndicated credit facility of Telefónica, S.A. for 5,500 million euros. The loan has two annual extension options at Telefónica, S.A. request with a maturity maximum up to 2029.
- On January 26, 2022, Colombia Telecomunicaciones S.A. E.S.P. made an early repayment of its 132 million dollars bilateral loan signed on March 24, 2020 and originally schedule to mature in 2023.
- On April 4, 2022, Telefónica Brasil, S.A. signed and drew down 212 million dollars of its bilateral loan and maturing in 2023.
- On September 26, 2022, Telefónica, S.A. signed a 150 million euros bilateral loan and maturing in 2032. At December 31, 2022 the loan was fully draw down.
- On November 16, 2022, Bluevia Fibra, S.L.U. signed a syndicated credit facility for an amount of 360 million euros and maturing in 2027. As of December 31, 2022, the loan was drawn down for 245 million euros.
- On December 23, 2022, Telefónica, S.A. signed a 125 million euros of a bilateral loan and maturing in 2032. There was no outstanding balance at December 31, 2022.

Availability of funds

As of December 31, 2022, Telefónica's liquidity, amounting to 21,413 million euros, includes: undrawn committed credit facilities arranged with banks for an amount of 11,737 million euros (of which 11,434 million euros maturing

in more than 12 months); and cash equivalents and certain current financial assets.

Additional information on sources of liquidity and undrawn lines of credit available to the Company, on liquidity risk management, on the Company's debt levels, and on capital management is provided in Notes 17, 18 and 19 to the consolidated financial statements.

Contractual commitments

Note 26 to the consolidated financial statements provides information on firm commitments giving rise to future cash outflows and associated with purchases and services received in relation to the Company's principal activity, and any low value assets and short-term leases related to the Company's activity, primarily.

Credit risk management

The Telefónica Group considers customer credit risk management as a key element to achieve its business and customer base growth targets in a sustainable way. This management approach relies on the active evaluation of the risk-reward balance within the commercial operations and on the adequate separation between the risk ownership and risk management functions.

Formal delegation of authority procedures and management practices are implemented in the different Group companies, taking into account benchmark risk management techniques but adapted to the local characteristics of each market. Commercial debtors that may cause a relevant impact on the Telefónica Group consolidated financial statements and increased risk profile products - due to customer target, term, channels or other commercial characteristics - are subject to specific management practices in order to mitigate the exposure to credit risk. These procedures include:

- Statistical and expert models for customer acquisition that are used to forecast and to manage the customer expected probability of default.
- Decision tools allowing the implementation of tailored credit strategies by product, channel, geography and type of customer.
- Continuous monitoring of the payment behavior and solvency of the customer portfolio.
- Internal and external collection processes designed to increase recovery through differentiated actions by debt age and customer profile.
- Ongoing controls over the credit risk exposure.

The customer credit risk management strategy is embedded in the day-to-day operational processes guiding both the product and services available for the different customer profile and the management practices all through the customer life-cycle.

Credit rating

At December 31, 2022, Telefónica, S.A.'s long-term issuer default rating is "BBB stable outlook" from Fitch, "BBB- stable outlook" from Standard & Poor's and "Baa3 stable outlook" from Moody's. During 2021, there have not been changes in the long-term credit ratings by any of the three agencies. Last changes in the credit ratings took place in 2020 when Standard and Poor's revised the outlook to "negative" from "stable" on April 1, 2020 and later, on November 20, 2020 downgraded the rating to "BBB - stable" from "BBB negative". On November 7, 2016 Moody's downgraded the rating to "Baa3 stable" from "Baa2 negative" and on September 5, 2016 Fitch downgraded the rating to "BBB stable" from "BBB+ stable".

In 2022, measures taken to protect the credit rating included an active portfolio management through the closing of the sale of the entire share capital of Telefónica Móviles El Salvador.

Telefónica also closed various strategic deals to reinforce its business profile, such as the agreement reached between Telefónica Colombia and a Colombian company controlled by KKR, for the sale of fiber assets and for the provision of connectivity services and deployment of fiber network. And in December, the agreement with Vauban Infrastructure Partners and Crédit Agricole Assurances for the deployment and commercialization of a fiber FTTH network mainly in rural areas in Spain.

Additionally, Telefonica maintains a solid liquidity position and conservative approach to debt refinancing, as the Group took advantage of the historical low refinancing rates to extend average debt life and smooth its maturity profile in coming years.

Dividend policy

Telefónica, S.A.'s dividend policy is revised yearly based on the Group's earnings, cash generation, solvency, liquidity, flexibility to make strategic investments.

On March 2017 the Board of Directors of Telefónica, S.A. decided to define the corresponding payment periods of the dividends. Therefore, from there on, the dividend payment in the second quarter will take place in June, and the dividend payment in the fourth quarter will take place in December, in both cases on or before the third Friday of the corresponding month.

In February 2020, Telefónica announced the dividend policy for the year 2020: 0.40 euros per share payable in December 2020 (0.20 euros per share) and in June 2021 (0.20 euros per share).

In May 2020, after the corresponding analyses, it was concluded that the Company had a sufficiently healthy

cash position to maintain the previously announced dividends payment. However, for reasons of financial prudence in the context of the COVID-19 health crisis and in order to grant greater flexibility in regard to cash outflows and different alternatives for the shareholders, it was deemed appropriate to propose for approval of the Annual General Shareholders Meeting held on June 12, 2020 the implementation of the payment of sums to be made during this fiscal year 2020 through separate scrip dividends (the "Telefónica Flexible Dividend"), which as is known, provides all shareholders with the choice of receiving the relevant compensation in shares or in cash, at the shareholder's discretion.

The Annual General Shareholders Meeting held on June 12, 2020 approved the Proposals of the scrip dividend, which were executed in June and December 2020.

In February 2021, Telefónica announced the dividend policy for the year 2021, which consists of an amount of 0.30 euros per share, payable in December 2021 (0.15 euros per share) and in June 2022 (0.15 euros per share). The Annual General Shareholders Meeting held on April 23, 2021 approved the Proposals of the scrip dividend, which were executed in June and December, 2021.

In February 2022, Telefónica announced the dividend policy for the year 2022, which consists of an amount of 0.30 euros per share in cash, payable in December 2022 (0.15 euros per share) and in June 2023 (0.15 euros per share).

The Annual General Shareholders Meeting held on April 8, 2022 approved the Proposals of the scrip dividend executed in June 2021, and the cash dividend paid in December, 2022.

For the payment in June 2023, the adoption of the corresponding corporate resolutions will be proposed to the Annual General Meeting to be held in 2023.

6.2. Treasury shares

Telefónica has performed, and may consider performing, transactions with treasury shares and financial instruments or contracts that confer the right to acquire treasury shares or assets whose underlying is Company shares.

Treasury share transactions will always be for legitimate purposes, including:

- Undertaking treasury share acquisitions approved by the Board of Directors or pursuant to General Shareholders' Meeting resolutions.
- Honoring previous legitimate commitments assumed.
- Covering requirements for shares to allocate to employees and management under stock option plans.
- Other purposes in accordance with prevailing legislation. In the past, treasury shares purchased on the stock market were exchanged for other shares-securities (as in the case of preferred capital securities), swapped for stakes in other companies (e.g. the share exchange with KPN) acquired to reduce the number of shares in circulation (by redeeming the shares acquired), thereby boosting earnings per share, the delivery of treasury shares in exchange for the acquisition of a stake in another company (such as the agreement with Prosegur Compañía de Seguridad, S.A.).

Treasury share transactions will not be performed in any event based on privileged information or in order to intervene in free price formation. In particular, any of the conduct referred to in Articles 83.ter.1 of the Spanish Securities Market Law and 2 of Royal Decree 1333/2005 of November 11 implementing the Spanish Securities Market Law, with regards to market abuse will be avoided.

For more information see Note 17.h) "Treasury share instruments" of the Consolidated Annual Accounts for the year ended December 31, 2022.

6.3. Events after the reporting period

Information concerning events after the reporting period is provided in Note 31 of the Consolidated Annual Accounts for the year ended December 31, 2022.

6.4. Average payment period of the Spanish companies

Information concerning average payment period of the Spanish companies is provided in Note 22, "*Information on average payment period to suppliers. Third additional provision, "Information requirement" of Law 15/2010 of July 5."*of the Consolidated Annual Accounts for the year ended December 31, 2022.

6.5. Glossary of terms

Below are definitions of certain technical terms used in this Annual Report:

"5G" is a technology succeeding the mobile technology called 4G. The aim is to make the navigation experience and Internet downloads more agile.

"Access" refers to a connection to any of the telecommunications services offered by Telefónica. A single fixed customer may contract for multiple services, and Telefónica believes that it is more useful to count the number of accesses a customer has contracted for, rather than to merely count the number of its customers. For example, a customer that has fixed line telephony service and broadband service is counted as two accesses rather than as one customer.

"ARPU" is total mobile service revenues during the relevant period divided by the average number of retail accesses (based on the beginning and the month-end number of retail accesses during such period), divided by the number of months in such period.

"Artificial Intelligence" is intelligent tasks carried out by machines.

"AWS" or Amazon Web Services refers to Amazon's service platform offering data base storage, content delivery and other functionalities that can help a business to grow. It is also more secure than a physical server.

"B2B" or business to business is the business segment.

"B2C" or business to customer is the residential segment.

"Bundle" refers to a combination of products that combine fixed services (wirelines, broadband and television) and mobile services.

"CATV" or community antenna television is a system of delivering television programming to consumers via radio frequency (RF) signals transmitted through coaxial cables, or in more recent systems, via light pulses through fiber-optic cables.

"Churn" is the percentage of disconnections over the average customer base in a given period, divided by the number of months in such period.

"Cloud computing" is a service whereby shared resources, software and information are provided to computers and other devices as a utility over a network (typically, the Internet).

"Cloud Phone" is an application that allows the transfer of files between two smartphones in a simple way.

"Commercial activity" includes the addition of new lines, replacement of handsets, migrations and disconnections.

"Connected car" is a vehicle equipped with Internet access and generally through a local wireless network or satellite.

"Convergent" refers to the offer of a fixed service together with a mobile service.

"Data ARPU" is data revenues during the relevant period divided by the average number of retail accesses (based on the beginning and the month-end number of retail accesses during such period), divided by the number of months in such period.

"Data revenues" include revenues from mobile data services such as mobile connectivity and mobile Internet, premium messaging, downloading ringtones and logos, mobile mail and SMS/MMS.

"Data traffic" includes all traffic from Internet access, messaging (SMS, MMS) and connectivity services over Telefónica's network.

"DTH (Direct-To-Home)" is a technology used for the provision of TV services.

"Fixed telephony accesses" includes public switched telephone network (PSTN) lines (including public use telephony), integrated services digital network (ISDN) lines and circuits, "fixed wireless" and Voice over IP accesses.

"FTRs" or Fixed termination rates is an established fixed network tariff that applies when a customer makes a call to someone in a network operated by another operator.

"FTTH" or Fiber to Home is a telecommunications technology that consists of the use of fiber optic cabling and optical distribution systems for the provision of Internet services, Telephony IP and Television (IPTV) to homes, businesses and companies.

"FTTx" is a generic term for any broadband network architecture that uses optical fiber to replace all or part of the metal local loop.

"Gbps" means Gigabytes per second.

"GHz" means gigahertz.

"ICT" or information communication technology is the acquisition, processing, storage and dissemination of vocal, pictorial, textual and numerical information by a microelectronics-based combination of computing and telecommunications.

"Interconnection revenues" means revenues received from other operators which use Telefónica's networks to connect to or finish their calls and SMS or to connect to their customers.

"Internet and data accesses", "Fixed broadband accesses" or "FBB accesses" include broadband accesses (including retail asymmetrical digital subscriber line (ADSL), very high bit-rate digital subscriber line (VDSL), satellite, fiber optic and circuits over 2 Mbps), narrowband accesses (Internet service through the PSTN lines) and the remaining non-broadband final customer circuits. Internet and data accesses also include "Naked ADSL", which allows customers to subscribe for a broadband connection without a monthly fixed line fee.

"IoT" or Internet of Things refers to technologies that allow both mobile and wired systems to communicate with other devices with the same capability.

"IPTV" or Internet Protocol Television refers to distribution systems for television subscription signals or video using broadband connections over the IP protocol.

"ISDN" or Integrated Services Digital Network is a format commonly used for transmitting information through a digital high speed connection.

"Local loop" means the physical circuit connecting the network termination point at the subscriber's premises to the main distribution frame or equivalent facility in the fixed public telephone network.

"LTE" or Long-Term Evolution is a 4G mobile access technology.

"Market share" is the percentage ratio of the number of final accesses over the existing total market in an operating area.

"Mb" means Megabytes.

"MHz" means megahertz.

"MMS" or Multimedia Messaging Service is a standard messaging system allowing mobile phones to send and receive multimedia content, including sound, video and photos.

"Mobile accesses" include accesses to the mobile network for voice and/or data services (including connectivity). Mobile accesses are categorized into contract, prepay and IoT accesses.

"Mobile broadband" includes Mobile Internet (Internet access from devices also used to make voice calls such as smartphones), and Mobile Connectivity (Internet access from devices that complement fixed broadband, such as PC Cards/dongles, which enable large amounts of data to be downloaded on the move).

"MTR" or mobile termination rate is an established mobile network tariff that applies when a customer makes a call to someone in a network operated by another operator.

"MVNO" or mobile virtual network operator is a mobile operator that provides mobile services through another mobile operator. An MVNO pays a determined tariff to such mobile network operator for using the infrastructure to facilitate coverage to its customers.

"Net adds/Net loss" is the difference between the customer base as of the end of a certain period compared to December 31 of the prior year.

"OTT services" or over the top services means services provided through the Internet (such as television and video streaming).

"Pay TV" includes cable TV, direct to home satellite TV (DTH) and IPTV.

"p.p." means percentage points.

"PSTN" is Public Switched Telephone Network.

"Revenues" means net sales and revenues from rendering of services.

"Service revenues" are total revenues minus mobile handset sales. Service revenues are mainly related to telecommunication services, especially voice- and data revenues (SMS and data traffic download and upload revenues) consumed by Telefónica's customers.

"SIM" means subscriber identity module, a removable intelligent card used in mobile handsets, USB modems, etc. to identify the user in the network.

"Smart Wi-Fi" is an application in which users can control their Wi-Fi network and the devices connected to it from their mobile.

"SMS" means short messaging service.

"STB (Set-top box)" is a device that converts a digital television signal to analogue for viewing on a conventional set, or that enables cable or satellite television to be viewed.

"Tbps" means terabytes per second.

"Tracker" is a special server which contains the information needed for users to connect with other users.

"UBB" or **Ultra Broadband** is the fiber-to-the-premise broadband which is capable of giving a minimum download speed of 100 Mbps and a minimum upload speed of 50 Mbps.

"Voice traffic" means voice minutes used by Telefónica's customers over a given period, both outbound and inbound.

"VoIP" means voice over Internet protocol.

"VPN" or Virtual Private Network extends a private network across a public network and enables users to send and receive data across shared or public network.

"Wholesale accesses" means accesses Telefónica provides to other companies, who then sell services over such accesses to their residential and corporate clients.



Telefónica, S.A.

Independent reasonable assurance report
on the design and effectiveness of the
internal control over financial reporting (ICFR)



This version of our report is a free translation of the original, which was prepared in Spanish. All possible care has been taken to ensure that the translation is an accurate representation of the original. However, in all matters of interpretation of information, views or opinions, the original language version of our report takes precedence over this translation.

Independent reasonable assurance report on the design and effectiveness of the internal control over financial reporting (ICFR)

To the Board of Directors of Telefónica, S.A.:

We have carried out a reasonable assurance report of the design and effectiveness of the Internal Control over Financial Reporting (hereinafter, ICFR) and the description of it that is included in the attached Report that forms part of the corresponding section of the Annual Corporate Governance Report of the Directors Report accompanying the consolidated financial statements of Telefónica, S.A., and its subsidiaries (hereinafter, the Telefónica Group) as at December 31, 2022. This system is based on the criteria and policies defined by the Telefónica Group in accordance with the guidelines established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in its "Internal Control-Integrated Framework" report.

An Internal Control over Financial Reporting is a process designed to provide reasonable assurance over the reliability of financial information in accordance with the applicable financial reporting framework and includes those policies and procedures that: (i) enable the records reflecting the transactions performed to be kept accurately and with a reasonable level of detail; (ii) provide reasonable assurance as to the proper recognition of transactions to make it possible to prepare the financial information in accordance with the accounting principles and standards applicable to it and that they are made only in accordance with established authorizations; and (iii) provide reasonable assurance in relation to the prevention or timely detection of unauthorised acquisitions, use or sales of the Group's assets that could have material effect on the financial information.

Inherent Limitations

In this regard, it should be borne in mind that, given the inherent limitations of any Internal Control over Financial Reporting, regardless of the quality of the design and operation of the system, it can only allow reasonable, but not absolute security, in relation to the objectives it pursues, which may lead to errors, irregularities or fraud that may not be detected. On the other hand, the projection to future periods of the evaluation of internal control is subject to risks such that said internal control being inadequate as a result of future changes in the applicable conditions, or that in the future the level of compliance of the established policies or procedures may be reduced.

Director's responsibility

The Directors of Telefónica, S.A. are responsible for taking the necessary measures to reasonably ensure the implementation, maintenance and supervision of an appropriate Internal Control over Financial Reporting, as well as the evaluation of its effectiveness, the development of improvements to that system and the preparation and establishment of the content of the information relating to the ICFR attached.

PricewaterhouseCoopers Auditores, S.L., Torre PwC, Pº de la Castellana 259 B, 28046 Madrid, España
Tel.: +34 915 684 400 / +34 902 021 111, Fax: +34 915 685 400, www.pwc.es

R. M. Madrid, hoja 87.250-1, folio 75, tomo 9.267, libro 8.054, sección 3ª
Inscrita en el R.O.A.C. con el número S0242 - CIF: B-79 031290



Our Responsability

Our responsibility is to issue a reasonable assurance report on the design and effectiveness of the Telefónica Group Internal Control over Financial Reporting, based on the work we have performed and on the evidence we have obtained. We have performed our reasonable assurance engagement in accordance with "International Standard on Assurance Engagements 3000 (ISAE 3000)" (Revised), "Assurance Engagements other than Auditing or Reviews of Historical Financial Information", issued by the International Auditing and Assurance Standards Board (IAASB) of the International Federation of Accountants (IFAC).

A reasonable assurance report includes the understanding of the Internal Control over Financial Reporting, assessing the risk of material weaknesses in the internal control, that the controls are not properly designed or they do not operate effectively, the execution of tests and evaluations on the design and effective implementation of this ICFR, based on our professional judgment, and the performance of such other procedures as may be deemed necessary.

We believe that the evidence we have obtained provides a sufficient and adequate basis for our opinion.

Our Independence and Quality Control

We have complied with the independence requirements and other ethical requirements of the International Accounting Professionals Code of Ethics (included in the International Independence Standards) issued by the International Ethics Standards Board for Accountants (IESBA), which is based on the fundamental principles of integrity, objectivity, professional competence and diligence, confidentiality and professional behaviour.

Our firm applies the "International Standard on Quality Control 1 (ISQC 1)" and maintains an exhaustive qualitative control system that includes documented policies and procedures regarding compliance with ethical requirements, professional standards, and applicable legal and regulatory provisions.

Opinion

In our opinion, the Telefónica Group maintained, as at December 31, 2022, in all material respects, an effective Internal Control over Financial Reporting for the period ended at December 31, 2022, which is based on the criteria and the policies defined by the Telefónica Group's management in accordance with the guidelines established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in its "Internal Control-Integrated Framework" report.

In addition, the attached description of the ICFR Report as at December 31, 2022 has been prepared, in all material respects, in accordance with the requirements established by article 540 of the Consolidated Text of the Capital Companies Act and with the Circular 5/2013 of June 12, 2013 of the CNMV, the most recent being Circular 3/2021 of September 28, for purposes of the description of the ICFR requirements in the Annual Corporate Governance Reports.

This work does not constitute an audit nor is it subject to the regulations governing the audit activity in force in Spain, so we do not express any audit opinion in the terms provided in the aforementioned regulations.

PricewaterhouseCoopers Auditores, S.L.

Vanesa González Prieto

February 23, 2023

PABLO DE CARVAJAL GONZÁLEZ, SECRETARY OF THE BOARD OF DIRECTORS OF TELEFÓNICA, S.A.

I HEREBY CERTIFY

That the Consolidated Financial Statements - Consolidated Annual Accounts- (Statement of Financial Position, Income Statement, Statement of Comprehensive Income, Statement of Changes in Equity, Statement of cash flows and Notes to the Consolidated Financial Statements (Consolidated Financial Statements) and the Consolidated Management Report (which includes Non-Financial Information Statement) of Telefónica, S.A. and the subsidiaries composing its Group, corresponding to Fiscal Year 2022, have been approved by resolution of the Board of Directors of the Company validly adopted today.

That, in accordance with the provisions of article 253.2 of the Consolidated Text of the Spanish Corporate Enterprises Act, in accordance with article 44.6 of the Commercial Code, the Directors who are members of the Board of Directors of Telefónica, S.A. have signed the said documents on this sheet, the last of the said documents.

February 22, 2023

Secretary of the Board of Directors

Mr. José María Álvarez-Pallete López

Mr. Isidro Fainé Casas

Mr. José María Abril Pérez

Mr. José Javier Echenique Landiríbar

Mr. Ángel Vilá Boix

Mr. Juan Ignacio Cirac Sasturain

Mr. Peter Erskine

Ms. Carmen García de Andrés

Ms. María Luisa García Blanco

Mr. Peter Löscher

Ms. Verónica Pascual Boé

Mr. Francisco Javier de Paz Mancho

Mr. Francisco José Riberas Mera

Ms. María Rotondo Urcola

Ms. Claudia Sender Ramírez

STATEMENT OF RESPONSIBILITY FOR THE ANNUAL FINANCIAL INFORMATION

The Directors of Telefónica, S.A. state that, to the best of their knowledge, the Individual Annual Accounts of Telefónica, S.A. and the Consolidated Financial Statements (Consolidated Annual Accounts) of Telefónica, S.A. and subsidiaries composing the Telefónica Group for Fiscal Year 2022, approved by the Board of Directors at its meeting of February 22, 2023 and prepared in accordance with applicable accounting standards, present a fair view of the assets, financial condition and results of operations of Telefónica, S.A. and of the companies included in its scope of consolidation, taken as a whole, and that the Individual and Consolidated Management Reports (which include the Non-Financial Information Statement), contain a true assessment of the corporate performance and results and the position of Telefónica, S.A. and of the companies included in its scope of consolidation taken as a whole, as well as a description of the principal risks and uncertainties facing them.

Madrid, February 22, 2023

Mr. José María Álvarez-Pallete López
Chairman

Mr. Isidro Fainé Casas
Vice-Chairman

Mr. José María Abril Pérez
Vice-Chairman

Mr. José Javier Echenique Landiríbar
Vice-Chairman

Mr. Ángel Vilá Boix
Chief Operating Officer

Mr. Juan Ignacio Cirac Sasturain
Director

Mr. Peter Erskine
Director

Ms. Carmen García de Andrés
Director

Ms María Luisa García Blanco
Director

Mr. Peter Löscher
Director

Ms. Verónica Pascual Boé
Director

Mr. Francisco Javier de Paz Mancho
Director

Mr. Francisco José Riberas Mera
Director

Ms. María Rotondo Urcola
Director

Ms. Claudia Sender Ramírez
Director

Mr. Pablo de Carvajal González
Secretary of the Board of Directors